Deutsche Bank
Annual Report 2024

Exhibit 99.1

Annual Report

Deutsche Bank
Annual Report 2024

Deutsche Bank

Financial Summary

	2024	2023
Group targets
Post-tax return on average tangible shareholders' equity[1]	4.7%	7.4%
Compound annual growth rate of revenues from 2021[2]	5.8%	6.6%
Cost/income ratio[3]	76.3%	75.1%
Common Equity Tier 1 capital ratio	13.8%	13.7%

Statement of Income
Total net revenues, in € bn	30.1	28.9
Provision for credit losses, in € bn	1.8	1.5
Noninterest expenses, in € bn	23.0	21.7
Nonoperating costs, in € bn	2.6	1.1
Adjusted costs, in € bn4	20.4	20.6
Pre-provision profit, in € bn5	7.1	7.2
Profit (loss) before tax, in € bn	5.3	5.7
Profit (loss), in € bn	3.5	4.9
Profit (loss) attributable to Deutsche Bank shareholders, in € bn	2.7	4.2

Balance Sheet[6]
Total assets, in € bn	1,387	1,312
Net assets (adjusted), in € bn4	1,083	1,029
Loans (gross of allowance for loan losses), in € bn	485	479
Average loans (gross of allowance for loan losses), in € bn	479	483
Deposits, in € bn	666	622
Allowance for loan losses, in € bn	5.7	5.2
Shareholders’ equity, in € bn	66	64
Sustainable finance volume (per year), in € bn7	93	64

Resources[6]
Risk-weighted assets, in € bn	357	350
of which: operational risk RWA, in € bn	58	57
Leverage exposure, in € bn	1,316	1,240
Tangible shareholders' equity (tangible book value), in € bn4	59	58
High-quality liquid assets (HQLA), in € bn	226	219
Employees (full-time equivalent)	89,753	90,130
Branches	1,307	1,432

Ratios
Post-tax return on average shareholders’ equity[1]	4.2%	6.7%
Provision for credit losses as bps of average loans	38.2	31.1
Operating leverage[8]	(1.7)%	(0.3)%
Net interest margin	1.3%	1.4%
Loan-to-deposit ratio	72.7%	77.0%
Leverage ratio	4.6%	4.5%
Liquidity coverage ratio	131%	140%

Share-related information
Basic earnings per share	€ 1.40	€ 2.07
Diluted earnings per share	€ 1.37	€ 2.03
Book value per basic share outstanding[4]	€ 33.41	€ 31.64
Tangible book value per basic share outstanding[4]	€ 29.90	€ 28.41
Dividend per share (with respect to previous financial year)	€ 0.45	€ 0.30

1 Based on profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

2 Twelve months period until the end of the respective reporting period compared to full year 2021

3 Total noninterest expenses as a percentage of net interest income before provision for credit losses, plus noninterest income

4 For further information please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

5 Defined as net revenues less noninterest expenses

6 At period end

7 Sustainable financing and ESG investment activities are defined in the “Sustainable Finance Framework” and “Deutsche Bank ESG Investments Framework” which are available at investor-relations.db.com; in cases where validation against the Frameworks cannot be completed before the end of the reporting quarter, volumes are disclosed upon completion of the validation in subsequent quarters

8 Operating leverage is calculated as the difference between year-on-year change in percentages of reported net revenues and year-on-year change in percentages of reported noninterest expense

Due to rounding, numbers presented throughout this document may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures

Deutsche Bank
Annual Report 2024

Content

1 –
Combined Management Report

2	Operating and financial review
38	Outlook
44	Risks and Opportunities
59	Risk Report
190	Sustainability Statement
368	Employees
370	Internal Control over Financial Reporting
372	Information pursuant to Section 315a (1) of the German Commercial Code and Explanatory Report
376	Corporate Governance Statement pursuant to Sections 289f and 315d of the German Commercial Code
377	Standalone parent company information (HGB)
2 –
Consolidated Financial Statements

386	Consolidated Statement of Income
387	Consolidated Statement of Comprehensive Income
388	Consolidated Balance Sheet
389	Consolidated statement of changes in equity
390	Consolidated Statement of Cash Flows
392	Notes to the consolidated financial statements
431	Notes to the consolidated income statement
438	Notes to the consolidated balance sheet
491	Additional Notes
548	Confirmations
3 –
Compensation Report

562	Compensation of the Management Board
588	Compensation of Supervisory Board members
593	Comparative presentation of compensation and earnings trends
596	Independent auditor’s report
598	Compensation of the employees (unaudited)
4 –
Corporate Governance Statement according to sections §289f and §315d of the German Commercial Code

613	Compliance with the German Corporate Governance Code
615	Management Board
621	Supervisory Board
636	Related Party Transactions
637	Principal accountant fees and services
5 –
Article 8 Tables
639	Tabular disclosures in accordance with Article 8 of the Taxonomy Regulation

6 –
Supplementary Information (Unaudited)

695	Non-GAAP financial measures
702	Declaration of Backing
703	Group Five-Year Record
704	Imprint/Publications

Deutsche Bank
Annual Report 2024

Deutsche Bank Group

1	Letter from the Chief Executive Officer
5	Management Board
6	Letter from the Chairman of the Supervisory Board
8	Report of the Supervisory Board
18	Supervisory Board
19	Committees
20	Strategy

Confidential

Deutsche Bank
Annual Report 2024

Letter from the Chief Executive Officer

Dear Shareholders,

Once again, we look back on another eventful year – and once again we can say at the end of the year that Deutsche Bank successfully mastered these challenges. We showed resilience in 2024 when we faced unexpected headwinds. We clearly demonstrated the operational strength of our bank, reported the highest revenues since 2015 and continued to invest, thereby laying the groundwork for continued growth along this trajectory in the years to come.

In support of this, across the entire bank, we reflected last year in depth on who we are, what we want to achieve for our clients and our shareholders and how to get there. We defined a common identity, we gave thought to the kind of culture we strive for in order to be able to excel together every day; and we formulated our purpose that commits everyone in the bank to the lasting success and financial security of our clients at home and abroad. This purpose underpins what we want to stand for as a Global Hausbank: we want to place our clients firmly at the centre of all we do and engage with them in lasting, trusting partnerships in which we both grow and develop.

We are convinced that our expertise and our solutions will be highly sought after in the current difficult geopolitical and economic environment. This was already clear in 2024 and is reflected in our revenue growth: year on year, revenues were up 4% to € 30.1 billion. That is the fifth annual increase in a row. We grew faster than the market in key areas, gaining market share. And we are seeing our targeted investments in our core strengths paying off more and more.

Our operational strength is also reflected in our full-year profit. Compared to 2023, pre-tax profit fell by 7% to € 5.3 billion. However, if you exclude costs that are not directly related to business operations, profit before tax rose to € 7.9 billion.

The considerable increase in nonoperating costs, which – at € 2.6 billion – more than doubled compared to 2023, was mainly due to roughly € 2 billion in litigation costs, which we absorbed in 2024. The consequence was an overall 6% year-on-year increase in noninterest expenses to € 23 billion.

This should not obscure our continued discipline when it comes to expenses. Adjusted costs for the full year were 1% lower than in the previous year, despite persistent inflation and some specific items in the fourth quarter of last year, and despite our investments in our business and controls. In 2024, we hired 1,300 technology specialists and added 400 targeted client facing roles, supporting cost improvement and growth. We also invested a further € 1.2 billion in controls, taking the total since 2019 to more than € 6.5 billion.

Our capital position was also strong in 2024, with our CET1 ratio at the end of last year at 13.8% despite legal cases over the course of the year weighing on it. That is also excellent news for you, our shareholders, as it gives us scope to increase our distributions to you as planned. We will propose a dividend of 68 cents per share to the Annual General Meeting on May 22, 2025. This is, as promised, a 50% increase on last year. Furthermore, we are buying back additional shares worth € 750 million. Taken together, we intend to initially distribute € 2.1 billion in 2025. And we will look to do even more for you consistent with our performance. We have our sights firmly set on our commitment to distribute a total of at least € 8 billion for the five-year period 2021 to 2025 and are confident that we will exceed this target.

I

Deutsche Bank
Annual Report 2024

Growth in the business divisions in 2024

A glance at our business divisions shows that our operational strength is very solid and broad-based. Once again, 2024 saw each of our four businesses contributing a significant share of the bank’s revenues, with around three quarters coming from more predictable business areas. In a stabilizing interest rate environment, we further reduced our dependence on interest income. Net interest income accounts for only 43% of the bank’s total revenues, which is exactly how we planned it.

Specifically, the four businesses developed as follows:

In the Corporate Bank, revenues fell by 3% to € 7.5 billion but remained at a very high level after an increase of more than 20% in the previous year. As expected, deposit margins normalized in the wake of the changed interest rate environment. However, the division was able to largely offset this through annual growth of 5% in net commissions and fee income, and by increasing deposit volumes by 8%.

The Investment Bank's revenues rose 15% to € 10.6 billion in 2024. One driving factor here was the 9% increase in revenues in our Fixed Income & Currencies (FIC) business. Our strategic investments in recent years paid off here, as well as in the Origination & Advisory business, where revenues were 61% higher than in the previous year.

Despite the stabilization in the interest rate environment, revenues in our Private Bank fell only slightly year on year to € 9.4 billion. Net interest income decreased by 6%, partially offset by growth in deposit revenues in Personal Banking. Assets under management rose by € 55 billion to € 633 billion in 2024 – their highest ever – with net inflows of € 29 billion being a key driver. We have thus laid a strong foundation for additional revenues in the future.

The same is true for Asset Management, where revenues increased by 11% to € 2.6 billion in 2024. Assets under management grew by € 115 billion, exceeding € 1 trillion for the first time. This included net inflows of € 26 billion, notably thanks to our growing business with passive investment products (X-trackers). Overall, management fees increased by 7% to € 2.5 billion, while performance and transaction fees rose by 16% to € 148 million.

Sustainability remains a top management priority

A focus in all four businesses in 2024 was once again our intensive dialogue with clients on their transition to a more sustainable business. It is undisputed that transforming the global economy in this way requires massive investments – not only because we have to combat climate change, but also because companies and financial service providers must protect their own business models from risks associated with the anticipated rise in global temperatures. That is why sustainability remains a top management priority for us at Deutsche Bank. We continue to pursue our sustainability goals and our net-zero commitment.

2024 was a particularly good year for us from a sustainability perspective. We facilitated € 93 billion in sustainable financing and ESG investment volumes, the second-highest volume since we started measuring in 2020. At the same time, we have refined our approach to reducing the emissions we finance with our corporate loans. We have defined net-zero targets for eight carbon-intensive industries in the bank’s corporate loan book by the end of 2050. The most recent addition was the aviation industry.

Our progress not only in the area of the environment, but also in terms of social performance indicators and corporate governance was recognized by five leading agencies during the year. For example, our Corporate Sustainability Assessment from S&P Global Sustainable scored 67 out of 100 points, up from 54 in the previous year. In addition, Deutsche Bank returned to the prestigious Dow Jones Sustainability Index (DJSI) World and DJSI Europe at the end of December.

II

Deutsche Bank
Annual Report 2024

Fighting financial crime is becoming increasingly urgent

Climate risks are just one kind of a number of non-financial risks that our bank must manage. Another is the continuously growing threat from financial criminals. To counter these threats, we must continuously expand our expertise in the fight against financial crime and constantly improve our defense systems and controls.

Over the past year, we have again made significant progress in this area and are in close dialogue with our regulators to remediate any remaining shortcomings. Deutsche Bank's senior leadership team is devoting its utmost attention to this task.

In order to prevent misconduct and avert threats from criminals, the expertise and cooperation of all colleagues at Deutsche Bank is crucial. That is why we invest not only in systems, but also in regular learning opportunities for staff. With activities in almost 60 countries, we employ people with a whole range of different profiles, backgrounds and skills – to our bank’s advantage.

This diversity benefits us in many areas of our business. That is why we remain committed to a fair and inclusive workplace. Of course, we will also make sure to always act in accordance with the relevant laws and regulations all over the world and take into consideration how they evolve.

It is our outstanding employees that make our bank successful, today and in the future. That is why we invest in their education and training and in a working environment that motivates them to perform at their best. Together, we are all working towards being the bank we want to be and achieving the goal we are all aiming for: to be the European champion and first choice for our clients.

Outlook: ideally positioned for future success – in 2025 and beyond

We have the prerequisites to achieve this goal. In a geopolitical environment that is likely to remain volatile and characterized by conflicts for some time to come, we can play to our strengths as a Global Hausbank. And with the successful work in the transition year of 2024, in which we put significant legacy issues behind us and made our bank even more robust, we have started 2025 in a position of strength.

This is a crucial milestone on our path. At the end of the year, we will be judged by whether we have been successful with our transformation and growth strategy. The key measure of this is our return on tangible equity, and we are convinced that we will increase this to over 10% this year, as planned, by increasing revenues to around € 32 billion and maintaining our cost discipline. We expect our nonoperating costs to be significantly lower in 2025. We intend to keep adjusted costs essentially stable at the prior-year level by financing further investments in our business through our announced efficiency measures. And while we now target a slightly higher cost/income ratio of below 65% at the end of this year, our focus on cost control remains undiminished.

That said, 2025 is not just the year in which we must prove ourselves. It is also the year in which we want to lay the foundations for realizing our ambitions in the years to come – in terms of revenues, profits, distributions to our shareholders and, above all, in terms of the strength and quality of our client offering.

III

Deutsche Bank
Annual Report 2024

We are convinced that from our position we can achieve much more if we further sharpen our business profile and carry on working on becoming more efficient. Two aspects are in special focus:

– We will continue to optimize our operating model and organizational structures, to make our processes, decision-making and controls even more efficient, while at the same time offering our clients an even better banking experience. Technologies such as artificial intelligence and automation can play an important role if we adapt them even faster and use them to create innovative products for our clients. In addition, as a result of the successful transformation of recent years, our bank has now reached a level of maturity that allows us to hand over more responsibility to the businesses. This is something else that will make us more efficient.

– In the future, we will allocate capital in precisely those areas where it creates the greatest value. We are already generating very good returns in many areas of our bank. However, scope exists for us to continue to sharpen our focus on our strengths while at the same time assessing even more rigorously whether it makes sense to redistribute parts of the capital invested or even give up one or the other area to make better use of our resources elsewhere. This will involve evaluating all businesses and all teams more consistently and measuring them by the Shareholder Value Add they create.

The Management Board has a clear agenda, and we have already started taking measures to implement it and better exploit our great potential in the future. We can further improve our client offering and create additional revenue opportunities. In combination with further efficiency gains, this creates the scope for a return on tangible equity that clearly exceeds the 2025 target of more than 10%. This will enable us to continually increase distributions and make our shares more attractive to investors.

We are determined to seize these opportunities: for our clients, for our employees and for you, our shareholders. This is what we do every day – with deep dedication.

Thank you for placing your trust in Deutsche Bank.

Kind regards,

Christian Sewing

IV

Deutsche Bank
Annual Report 2024

Management Board

Deutsche Bank
Annual Report 2024
Management Board

Management Board

Christian Sewing, *1970
since January 1, 2015
Chief Executive Officer

James von Moltke *1969
since July 1, 2017
President
Chief Financial Officer and
responsible for the Asset Management

Fabrizio Campelli, *1973
since November 1, 2019
Head of Corporate Bank and Investment Bank

Bernd Leukert, *1967
since January 1, 2020
Chief Technology, Data and Innovation Officer

Alexander von zur Mühlen, *1975
since August 1, 2020
Chief Executive Officer Asia-Pacific, Europe,
Middle East & Africa (EMEA) and Germany

Laura Padovani, *1966
since July 1, 2024
Chief Compliance and Anti-Financial Crime Officer

Claudio de Sanctis, *1972
since July 1, 2023
Head of Private Bank

Rebecca Short, *1974
since May 1, 2021
Chief Operating Officer

Stefan Simon, *1969
since August 1, 2020
Chief Administrative Officer and
Head of the Americas (until June 30, 2024)
Chief Executive Officer Americas and
Chief Legal Officer (since July 1, 2024)

Olivier Vigneron *1971
since May 20, 2022
Chief Risk Officer

Management Board in the reporting year:

Christian Sewing
Chief Executive Officer

James von Moltke
President

Fabrizio Campelli

Bernd Leukert

Alexander von zur Mühlen

Laura Padovani
(since July 1, 2024)

Claudio de Sanctis

Rebecca Short

Stefan Simon

Olivier Vigneron

V

Deutsche Bank
Annual Report 2024

Letter from the Chairman of the Supervisory Board

Dear Shareholders,

Last year, Deutsche Bank continued to make solid progress in an uncertain and volatile environment. We achieved strong operating results and important strategic milestones. As a result of the continued positive momentum in all four businesses, revenues exceeded € 30 billion. We have built strong positions in the business segments on which we focus, giving us a strong basis for further growth. Our clients value the advice and solutions that we offer them as a Global Hausbank, at home and abroad.

As a Supervisory Board, we have closely monitored the development of the Bank and worked with the Management Board on key issues including capital allocation, management of financial and non-financial risks and efficiency measures. We paid particular attention to sustainably strengthening profitability to achieve the Bank's growth targets. We also had to deal with litigation costs of almost € 2 billion, contributing to an extraordinarily high level of non-operating costs; at the same time this means that the bank has significantly improved its risk profile.

A significant milestone was the rollout of our framework "This is Deutsche Bank", including a clear purpose which underlines that clients’ lasting success and financial security are always at the center of everything we do. The framework covers our entire strategy and our aspirational corporate culture and underlines our ambition to be a reliable partner who offers our clients tailor-made solutions for the challenges they face. The Supervisory Board has been closely involved in this process and will continue to be as we further anchor our purpose and culture in the day-to-day work of our employees and the strategic development of the bank. We are convinced this is the best way to create sustainable value for you, our shareholders.

An even stronger focus on continued success is also reflected in the new compensation system for the Management Board, which was backed by a large majority of the Annual General Meeting last year and was applied for the first time in 2024. The number of targets and metrics has been significantly reduced, and the long-term component of variable compensation will no longer be measured by the results of previous years; instead, the new system looks forward, at how performance against both financial and ESG goals develops over the next three years. At the same time, we have made the system more transparent and simpler, especially when it comes to short-term goals. Applying the new remuneration system for the first time this year proves that it leads to good results.

The Supervisory Board also decided on two changes to the Management Board last year. In July, Laura Padovani was appointed as the new Chief Compliance and Anti-Financial Crime Officer in order to continue to develop the bank's controls, which have already been strengthened in recent years. In December, we appointed Marcus Chromik as the new Chief Risk Officer, succeeding Olivier Vigneron whose contract expires in May 2025. We pay attention to the right combination of knowledge, skills and experience among the board members. At the same time, the Supervisory Board is actively working to create a diverse Management Board in terms of gender, nationality, age and background. It is particularly important to us to increase the share of women in leadership positions, both on the Management Board and at the levels below, whilst ensuring compliance with the laws and regulations in all of the markets in which we operate.

Decisive progress has also been made in the areas of digitalization and regulatory requirements, which the Supervisory Board has supported as part of its mandate. The bank has continued to advance its IT modernization, both to increase efficiency and security, and to adapt to new or growing cybersecurity threats. At the same time, new regulatory requirements were successfully implemented. In our Strategy and Sustainability Committee, we focused on strategic progress and the bank's sustainability strategy, which remains an important element of our business model.

I would like to take this opportunity to thank all my colleagues on the Supervisory Board for their commitment and professional cooperation, especially my deputies Frank Schulze and Norbert Winkeljohann. Last year, there was only one change in our Supervisory Board: in January 2024, Birgit Laumen resigned from her mandate, whereupon Florian Haggenmiller was appointed by the court as her successor. We will inform you about the upcoming elections for shareholder representatives this year when we publish the agenda for our Annual General Meeting. Like many other companies in the German DAX index, we will hold the latter virtually again this year; this will give as many shareholders as possible the opportunity to participate, regardless of their location. In response to shareholders’ requests, we have amended the virtual format of the AGM, allowing all questions to be asked live during the event. Further details will follow when the Annual General Meeting is officially convened.

VI

Deutsche Bank
Annual Report 2024

The year 2025 is of particular importance for Deutsche Bank. On the one hand, it is about achieving the financial goals that the Management Board has set itself. On the other, as already announced, it is important to set the course for the next phase in the bank's further development. The Management Board is already working on this and will present further details in the course of the year. Closely accompanying this process will also be a priority for us on the Supervisory Board. Our focus is on how the bank can create even more value for its clients in order to ensure sustainable success for you as our shareholders. Deutsche Bank is on the right track and has the potential to achieve much more in the coming years.

I would like to thank you, our shareholders, for your trust, your support and your continued interest in our bank. Your commitment is very important to us. We look forward to continuing our dialogue and following the further development of our bank together with you.

Yours sincerely,

Alex Wynaendts

Chairman of the Supervisory Board

VII

Deutsche Bank
Annual Report 2024

Report of the Supervisory Board

In the 2024 financial year, the Supervisory Board performed all the tasks assigned to it by law and regulatory requirements as well as those pursuant to the Articles of Association and Terms of Reference.

The Management Board informed us regularly, without delay and comprehensively of all matters with relevance for our bank, and in particular regarding business policies and strategy, in addition to fundamental issues relating to the company’s management and culture, corporate planning and control, compliance and compensation systems, cybersecurity as well as sustainability-related topics. It reported to us on the financial development, earnings and risk situation, the bank’s liquidity, capital and risk management, the technical and organizational resources as well as business transactions and events that were of significant importance to the bank. We were involved in decisions of fundamental importance to the bank. As in previous years, the Management Board provided us, in accordance with our requests, with enhanced reporting on several topic areas, for example: The strategic development, the combating of financial crime and the ongoing development of the related controls, the bank’s capitalization, the progress in remediating regulatory enforcement actions and the related critical findings, as well as important interactions with various regulators. The Management Board reported to us on the sustainability strategy and reporting pursuant to the Corporate Sustainability Reporting Directive (CSRD) as well as progress on the transitional plan for the loan book for CO2-intensive sectors. Non-financial risks and opportunities were also covered.

In addition to regulatory issues, the Supervisory Board continued to focus on the Private Bank, in particular with regard to its progress on and measures to improve the customer service. Furthermore, promoting a diverse Management Board and workforce was very important to the Supervisory Board. The Supervisory Board regrets the unexpected and unfavorable development of the litigation in the legacy Postbank takeover matter dating back to 2010. The negative decision of the Higher Regional Court of Cologne resulted in significant, unforeseen litigation costs in 2024. The Supervisory Board acknowledges the dedication and efforts of the current Management Board in achieving a meaningful settlement of these legal disputes with many plaintiffs, thereby mitigating the impact of this legacy matter on the financial results.

The Supervisory Board Chairman and the committee chairs regularly had discussions with the Management Board between the meetings. They also consulted each other on the meeting agendas for the respective committees they chair and discussed topics of overarching importance for the Supervisory Board. Furthermore, upcoming decisions were deliberated on and prepared in discussions conducted regularly between the Management Board and the Chairman of the Supervisory Board as well as the chairs of the Supervisory Board committees. In addition, the Management Board invited us to an information event on current topics. Characteristic for our cooperation with the Management Board was our focus on working together responsibly in a spirit of mutual trust for the successful further development of the company.

There were a total of 55 meetings of the Supervisory Board and its committees. These were conducted as meetings with physical attendance, as video conferences or as hybrid meetings (with both on-site and virtual participation). When meetings were convened as video conferences, a room was also available for all members to participate on the bank’s premises. Between the meetings, resolutions were adopted, when necessary, through circulation voting procedure.

Meetings of the Supervisory Board

We held a total of eight meetings, including six regularly scheduled meetings. One meeting was with physical attendance, three meetings were held as video conferences, and five meetings were conducted as hybrid meetings.

Again, over the past year, we focused in particular on geopolitical and economic developments and their effects on the bank. We discussed developments in the banking sector both in Europe and in the USA. At several meetings, we had in-depth discussions with the Management Board about the status of processing in the Private Bank. We focused in several meetings on the effective implementation and further development of the bank’s strategy. Together with the Management Board, we deliberated on these reports and on the regular progress reports on the individual business divisions, infrastructure areas and regions. Also, we regularly discussed regulatory issues and proceedings that affect our bank around the world, significant litigation cases and the progress made in the remediation of findings. Furthermore, we redesigned the compensation system and resolved to submit it for approval to General Meeting in May 2024, where it was approved by a large majority.

VIII

Deutsche Bank
Annual Report 2024

At our first meeting on January 31, we addressed the actual financial results presented along with the planned key figures and analysts’ estimates. Deviations were discussed in detail. In addition, we deliberated on the Management Board’s preliminary proposal for the dividend, while also taking into account the regulatory requirements for capital funding, and we addressed the planning for 2024-2026 and the investment portfolio for 2024. The Management Board reported to us on the development of business at DWS as well as the measures taken by its management relating to the ongoing investigations at DWS. Furthermore, we addressed, together with the Management Board, the topic of “key people and succession planning.” The Management Board reported to us on the status of the remediation of regulatory requirements, on the status of the sustainability implementation plan, and on the situation in the Private Bank, the measures taken, the status of the integration of the IT platforms of Postbank and Deutsche Bank, and the progress in remediating deficiencies in customer services. We noted the draft of the Corporate Governance Statement pursuant to Sections 289f and 315d of the German Commercial Code (HGB) with approval. While taking into account recommendations of the Compensation Control Committee and following consultations with the bank’s Compensation Officer and independent external compensation consultants, we determined the level of the variable compensation for the Management Board members for the 2023 financial year. In this context, we also discussed the respective Management Board members’ achievement levels for 2023 and the plan rules for the year 2024, and we set the objectives for the Management Board along with the relevant measurement criteria for the 2024 performance period. We discussed the proposal for the redesign and resulting simplification of the compensation system. Furthermore, we discussed the annual assessment of the structure, size, composition and performance of the Management Board and the Supervisory Board in accordance with Section 25d (11) of the German Banking Act (KWG). We resolved on the disclosure by name of our compensation and financial experts on the Supervisory Board.

At our extraordinary meeting on February 22, we addressed with regard to Management Board compensation the short-term objectives for 2024 and the long-term objectives for the 2024-2026 period.

At our meeting on March 13, after the Management Board’s reporting and a discussion with the auditor, and based on the Audit Committee’s recommendation, we approved the Consolidated Financial Statements and Annual Financial Statements for 2023 and agreed to the Management Board’s proposal for the appropriation of distributable profit. We addressed the financial accounting system, the system of internal controls and the risk management system and discussed the assessments of the Management Board and auditor with regard to their appropriateness and effectiveness. Based on the Audit Committee’s recommendation, we determined that there are no objections to be raised regarding the Group’s separate Non-Financial Report in accordance with Section 315c of the German Commercial Code (HGB) in conjunction with Sections 289c to 289e HGB as well as the European Union’s (EU) Taxonomy Regulation and the delegated acts adopted in this context, also based on the final results of our own inspections. The Management Board reported to us on the current market environment and developments, the remediation status of regulatory enforcement actions and the related critical findings. The Management Board presented a report to us on the structure of the compensation systems and the Human Resources Report for 2023. We also discussed and approved the Report of the Supervisory Board. Furthermore, we addressed the topics for the General Meeting, including the proposal for the compensation system for the Management Board, and approved the proposals for the agenda. Furthermore, the shareholder representatives on the Supervisory Board adopted the resolutions necessary to exercise the shareholder rights in subsidiaries of Deutsche Bank Aktiengesellschaft in accordance with Section 32 of the Co-Determination Act (MitbestG). We noted the report of the Management Board on changes in the regional advisory councils in Germany in accordance with Section 8 of the Articles of Association.

In our meeting on May 15, we addressed the pending General Meeting and adopted the resolution on the Chair of the General Meeting. The Management Board reported to us on current topics in connection with the takeover of Postbank, including the related effects and measures, and on the current market developments. The Management Board reported to us on, among other things, the development of business at DWS, the ongoing investigations at DWS as well as the current status and development of the remediation of regulatory enforcement actions and the related critical findings.

At our extraordinary meeting on June 30, we appointed Ms. Laura Padovani, an internal candidate, as a member of the Management Board for the period from July 1, 2024, to June 30, 2027, and addressed also the conditions of her service contract. The Management Board was expanded to ten members and the percentage of women was increased to 20%. In addition, we adjusted the functional responsibilities on the Management Board. The Management Board reported to us on personnel changes at the levels below the Management Board to strengthen the Compliance and Anti-Financial Crime area. We also issued the audit mandate for the 2024 financial year to EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft.

IX

Deutsche Bank
Annual Report 2024

At our meeting on July 25, we addressed Management Board compensation and carried out the necessary adjustments of the objectives based on a recommendation of the Compensation Control Committee in light of the changed areas of functional responsibility at the Management Board level. The Management Board reported to us on the reactions of the market and our stakeholders to the publication of the Interim Report and gave an overview of the execution of the strategic targets. The Management Board informed of the results of the employee survey, as well as the changes compared to the prior year and their underlying causes. The Management Board reported to us on the current developments at DWS, the development of its business, its governance and the measures taken by its management relating to the ongoing investigations. Furthermore, the Management Board reported us on the current developments in significant litigation cases as well as the status of the remediation of regulatory enforcement actions and related critical findings. The Management Board gave us an update on cybersecurity. Furthermore, the shareholder representatives on the Supervisory Board adopted the resolutions necessary to exercise the shareholder rights in subsidiaries of Deutsche Bank Aktiengesellschaft in accordance with Section 32 of the Co-Determination Act (MitbestG). We addressed the annual review and adjustments as required in our internal policies and procedures.

At our meeting on October 22 and 23, we resolved to approve the Declaration of Conformity pursuant to Section 161 of the German Stock Corporation Act (AktG). Together with the Management Board, we extensively deliberated on the business performance in the third quarter as well as the Group strategy and the business strategies of the business divisions. The Management Board reported to us on the operating business model, including the impacts on costs, as well as the technology strategy aligned to the bank’s business strategy. The Management Board gave us an overview of developments following the employee survey and reported to us on the program “This is Deutsche Bank” and the status of its implementation.

At our meeting on December 12, we appointed Dr. Marcus Chromik as a member of the Management Board for the period from May 1, 2025, to April 30, 2028. The Management Board gave us a preliminary outlook on the development of business in the fourth quarter and the full year 2024 and reported to us on the progress in remediating the portfolio of open regulatory enforcement actions and critical external findings in 2024. The Management Board also reported to us on the preliminary strategy and capital plan for 2025 to 2027.

Committees of the Supervisory Board

The members of the individual committees and the changes during the financial year are specified the Corporate Governance Statement in the Annual Report.

The Chairman’s Committee met eleven times during the reporting period. Five meetings were conducted on-site, and six meetings were held as video conferences. Five ordinary meetings took place as well as six extraordinary meetings (two of them together with the Nomination Committee). The Chairman’s Committee addressed Management Board and Supervisory Board matters in depth, in addition to corporate governance and ongoing topics between the meetings of the Supervisory Board, and prepared the Supervisory Board’s meetings in plenum. This included addressing the preparations for personnel-related changes on the Management Board in consultation with the Nomination Committee, including the adjustment of the areas of functional responsibility, the review and amendments to the extent required of the Management Board service contracts as well as our terms of reference and Supervisory Board-internal documents in addition to preparations for the General Meeting. In several meetings at the beginning of the year, the Committee addressed the services processing situation in the Private Bank. Other topics covered included outside directorships of the Management Board members, the assumption of costs and supporting services/benefits for (former) members of the Management Board, costs for the advisors of the Supervisory Board and the voluntary self-commitment of members of the Supervisory Board to invest a portion of their Supervisory Board compensation in shares of the bank. Furthermore, the Chairman’s Committee addressed, as delegated by the Supervisory Board, the bank’s issuance of Additional Tier 1 (AT1) capital instruments.

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Deutsche Bank
Annual Report 2024

In 2024, the Risk Committee met six times – two meetings were with physical attendance, three were hybrid meetings and one was a video conference. As in previous years, the Risk Committee focused on periodically recurring topics such as the annual Group risk appetite statement, resolution and recovery, as well as the internal process to ensure capital adequacy and an appropriate liquidity position. Another topic the Committee focused on again was Non-Financial Risk (NFR), which was addressed over the course of the year in general and more specifically through several in-depth analyses. The topics covered included the relevant risk taxonomy, the development of a method to handle stress scenarios and metrics for the broad assessment of Non-Financial Risk (NFR), including metrics for the assessment of financial crime and compliance risks. The Committee continued the assessment of the business-specific risks in the Private Bank, Corporate Bank and Investment Bank. Furthermore, it addressed the repercussions of ongoing political and economic developments such as Germany’s political and economic situation, the U.S. elections and conflicts in the Middle East, as well as the impacts on the bank from developments in the commercial real estate sector. In addition, the Committee monitored the bank’s key transformation initiatives in connection with the Risk function. The Committee focused on a range of other regulatory priorities, including the Supervisory Review and Evaluation Process (SREP) and climate risk issues. Most recently, the Committee assessed the risk management policies and procedures and the bank’s concentration risks. In addition, the Committee addressed the impacts of the compensation framework on the bank’s capital, risk, liquidity and profitability situation. The Management Board reported on its focus on the management of cyber risks.

The Audit Committee met five times in 2024. Three meetings were conducted with attendance on-site, one as a hybrid meeting and one as a video conference. The Committee supports the Supervisory Board in monitoring the financial reporting process and intensively addresses the annual and consolidated financial statements, the interim and quarterly earnings reports as well as the separate non-financial report. The areas of focus included developments in the banking sector around the globe, the recognition of credit loss provisions and legal matters as well as the new requirements pursuant to the Corporate Sustainability Reporting Directive (CSRD) for Environmental, Social and Governance (ESG) reporting. In addition, the Committee specified implementation of requirements pursuant to the EU Regulation on operational resilience in the financial sector (Digital Operational Resilience Act (DORA)) as an additional area of focus for the audit. Furthermore, the Committee regularly addressed the monitoring of the effectiveness of the control functions (in particular, Compliance, Anti-Money Laundering function, Group Audit). The monitoring the Management Board in the remediation of findings related to the Know-Your-Customer (KYC) processes was another focal point of the Committee’s work, in addition to the Findings Management program for the accelerated reduction of critical findings. In addition, the Committee ensured it was kept informed of developments in connection with the Wirecard insolvency with any potential implications for the independence of the auditor of our annual and consolidated financial statements.

The Nomination Committee met a total of six times during the reporting period, including two extraordinary meetings together with the Chairman’s Committee. Four meetings were conducted on-site, one as a hybrid meeting and one as a video conference. The Nomination Committee extensively addressed aspects of the succession planning for the Management Board and Supervisory Board in consideration of the statutory and regulatory requirements and diversity principles. In this context, it addressed, in consultation with the Chairman’s Committee, the appointment of Ms. Laura Padovani as member of the Management Board and as Head of Compliance and Anti-Financial Crime, along with the related adjustments to the areas of functional responsibility on the Management Board, as well as the appointment to the Management Board with effect from May 1, 2025, of Dr. Marcus Chromik, who will take over functional responsibility for the Risk area as the successor of Mr. Olivier Vigneron. Furthermore, the Committee addressed the follow-up appointments to the Supervisory Board committees after Ms. Laumen left the Supervisory Board as an employee representative and the subsequent appointment by the court of Mr. Haggenmiller as member of the Supervisory Board. With a view to the forthcoming numerous elections to the Supervisory Board in 2025, the Committee also addressed the various criteria and required skills and expertise for suitable candidates. In addition, the Committee addressed the induction programs for the new members of the Management Board and Supervisory Board, the training for the Management Board and Supervisory Board, ongoing suitability (“fit and proper”) topics as well as the regular review of our internal policies and procedures. Other topics included the advancement of diversity in the bank and at the Management Board level as well as the annual assessment of the Supervisory Board and Management Board in accordance with section 25d (11) of the German Banking Act (KWG).

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Deutsche Bank
Annual Report 2024

The Compensation Control Committee met six times in 2024. Three meetings were conducted on-site, one meeting was a video conference, and two were held as hybrid meetings. At its meetings, the Committee addressed in particular the monitoring of the design of the compensation systems of the Management Board and employees and, together with the Risk Committee, assessed the effects of the compensation systems and variable compensation for the 2024 financial year on the risk, capital and liquidity situation. The Committee submitted proposals to the Supervisory Board for specifying the amount of the Management Board members’ fixed compensation and their objectives for 2024, and for determining the variable compensation of the Management Board for the year 2023. In addition, it addressed the development of the initial proposals for objectives for the year 2025, which also took into consideration the results of the Environmental, Social and Governance (ESG) materiality assessment. In light of the personnel-related changes on the Management Board, the Committee also addressed the corresponding adjustment of the individual objectives. Furthermore, it dealt with regulatory developments and regulatory findings on compensation topics and addressed, also with the support of external advisors, the examination of the existence of the preconditions for the suspension, forfeiture or claw-back of elements of variable compensation of (former) members of the Management Board. To the extent required, it adopted resolutions and developed recommendations on resolution proposals for the Supervisory Board plenum. Another focal point was addressing the report on the compensation of the Management Board and Supervisory Board, which was to be submitted for approval by the General Meeting and was subsequently to be published along with the auditor’s opinion. Furthermore, the Committee monitored the identification of Material Risk Takers and the determination of the total amount of variable compensation for the 2023 financial year as well as the decisions on the compensation for the heads of the Compliance and Risk functions. The Compensation Control Committee also addressed the revision of the compensation system for the Management Board, which was submitted for approval to the General Meeting 2024. The new, significantly simplified system aligns the basis for the Management Board members’ performance assessment more closely to shareholders’ interests. As of 2024, the long-term variable compensation component is no longer measured on the basis of the business performance in preceding years, but on how financial targets and Environmental, Social and Governance (ESG) goals develop in each following three-year period. The Committee also reviewed the use and effectiveness of measures available in the compensation system for dealing with breaches of legal regulations as well as internal and external rules, policies and procedures.

The Regulatory Oversight Committee met six times in 2024. Five meetings were conducted on-site and two were held as video conferences. The Regulatory Oversight Committee was informed by the Management Board on an ongoing basis about contacts with regulators with a significant relevance for the bank’s business activities and especially about special audits, substantial complaints and other exceptional measures on the part of German and foreign bank regulatory authorities, to the extent they do not relate to financial reports or audit matters. The Management Board reported in every meeting on the status of the remediation of regulatory enforcement actions and the related critical findings. In addition, reports were given to the Committee at its meetings on significant internal investigations and their progress. In parallel, the Regulatory Oversight Committee continues to deal with preventive compliance controls and litigation cases with the highest risks from the bank’s perspective.

The Strategy and Sustainability Committee conducted five meetings, including one extraordinary meeting. One meeting was held on-site, one was a hybrid meeting and three were conducted as video conferences. At its meetings, the Committee intensively addressed the bank’s strategic transformation and regularly obtained reports on this from the Management Board. Particular focal points in this context were the strategic progress made in the year 2024, the path to achieving the financial targets for the year 2025 and the planning for the following years. In this context, the Committee addressed the sustainability strategy, the progress in the key transformation initiatives as well as the ongoing development of the bank’s operating model. Another focal point of the Committee’s work was the sustainability strategy. This involved, among other things, addressing the progress in the implementation of the sustainability strategy, the planning for the sustainable finance and investment volumes as well as the ongoing development of the sustainability strategy based on the strategies for the Group and the business divisions. The Committee also deliberated on the strategies for the bank’s home market, Germany, and for the Americas region. Other topics of reporting and discussion were the strategy of DWS, the digitalization strategy, the client centricity program and investments in the bank’s business divisions.

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The Technology, Data and Innovation Committee met four times. Two meetings were conducted on-site, and two meetings were held as video conferences. The topics the Committee focused on in 2024 included, in particular, IT and cybersecurity as well as the Group-wide technology strategy and its implementation in the business divisions and infrastructure areas. In this context, the Committee received reports on the progress in modernizing and simplifying the bank’s IT infrastructure and application landscape, and it discussed the importance of technology for the business divisions and infrastructure areas. Regarding IT and cybersecurity topics, the Committee received reports on the current security situation of the bank as well as an external market view on information security. In this context, the Committee discussed current macro-trends as well as the principles and objectives of information security and cloud risk management. Furthermore, the Committee addressed in detail the significant IT risk factors for the bank and discussed the measures for and progress in reducing such risks. In addition, the Committee discussed regulatory matters relating to technology and infrastructure and received reports on the migration to the cloud, the bank’s data management and implementation of key bank-wide technology programs. Furthermore, the Committee discussed the costs of the bank’s technology area, including the material cost drivers and actions to optimize the cost base. Moreover, the Committee also addressed innovations relating to artificial intelligence and machine learning, along with their governance, responsible implementation and usage in the bank.

Meetings of the Mediation Committee, established pursuant to the provisions of Germany’s Co-Determination Act (MitbestG), were not necessary.

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Participation in meetings

During the reporting period, the Supervisory Board members participated in the meetings of the Supervisory Board and of the committees in which they were members, as shown in the following. Participation was either in person or per video conference. There was no case of participation by telephone.

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Corporate Governance

The composition of the Supervisory Board and its committees is in accordance with the legal requirements as well as regulatory governance standards. The European Central Bank reviewed and confirmed the professional qualifications and the personal reliability of our members within the framework of its suitability assessment. The suitability assessment covers the expertise, reliability and time available of each individual member. In addition, there was an assessment of the entire Supervisory Board’s knowledge, skills and experience that are necessary for the performance of its tasks (collective suitability). The European Central Bank’s Joint Supervisory Team and the Nomination Committee continually monitor the suitability of the Supervisory Board members.

The Chairman of the Supervisory Board and the chairpersons of all the committees coordinated their work continually and consulted each other regularly and – as required – on an ad hoc basis between the meetings in order to ensure the exchange of information necessary to capture and assess all relevant matters and risks in the performance of their tasks. The cooperation in the committees was marked by an open and trustful atmosphere.

The committee chairpersons reported regularly at the meetings of the Supervisory Board on the work of the individual committees. Regularly before the meetings of the Supervisory Board, the representatives of the employees and the representatives of the shareholders conducted preliminary discussions separately. At the beginning or end of the meetings of the Supervisory Board and its committees, discussions were regularly held in “Executive Sessions” without the participation of the Management Board.

The Chairman of the Supervisory Board and some of the chairpersons of the committees engaged regularly in discussions with representatives of various regulators and informed them about the work of the Supervisory Board and its committees and about the cooperation with the Management Board.

Together with the bank’s Investor Relations Department, the Supervisory Board Chairman conducted discussions with investors, proxy advisors and shareholders’ associations. The subjects of the discussions were governance and strategy topics from the Supervisory Board’s perspective, in particular regarding skills and expertise, composition and succession planning for the Supervisory Board and Management Board, the new compensation system as well as general Management Board compensation topics, the sharing of experiences with general meeting formats, the bank’s control processes and the Supervisory Board’s perspective on the implementation of the bank’s corporate and Environmental, Social and Governance (ESG) strategies.

At several meetings of the Nomination Committee and of the Supervisory Board in plenum, we addressed the assessment prescribed by law of the Management Board and the Supervisory Board for the 2024 financial year, which also comprises the self-assessment according to the German Corporate Governance Code. The final discussion of the results took place at a meeting of the Supervisory Board plenum on March 13, 2025, and the results were set out in a final report.

For further information, for example, on the Audit Committee financial experts, the compensation experts and the independence of the individual members, we refer to the “Supervisory Board” section in the Corporate Governance Statement.

The Declaration of Conformity pursuant to Section 161 of the Stock Corporation Act (AktG), which we had last issued with the Management Board in October 2023, was reissued in October 2024. The text of the Declaration of Conformity, along with a comprehensive presentation of the bank’s corporate governance, can be found in the Annual Report and on the bank’s website at https://www.db.com/ir/en/documents.htm. Our Declarations of Conformity and Corporate Governance Statements from at least the past five years are also available there, in addition to the currently applicable versions of the Terms of Reference for the Supervisory Board and its committees as well as for the Management Board.

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Training and further education measures

We held several training sessions in 2024, as in prior years, conducted by external and internal subject matter experts. The training focused on topics including macroeconomic developments and their impacts on the bank, combating financial crime, the exchange of information and delineation of responsibilities between the Supervisory Board and Management Board as well as other legal and regulatory topics of relevance for the Supervisory Board. In addition, we received an outlook for the global and regulatory environment in the financial services sector for the year 2024 (including topic areas such as combating financial crime, operational resilience, digitalization and artificial intelligence, digital assets, Environmental, Social and Governance (ESG) issues as well as recovery and resolution).

Furthermore, we conducted a training session in particular for the members of the Audit Committee on the requirements of the Corporate Sustainability Reporting Directive (CSRD).

For the new member who joined the Supervisory Board, Mr. Haggenmiller, extensive induction courses individually tailored to this member were developed and carried out to facilitate his induction into office.

Conflicts of interest and their handling

We continually strive to identify and prevent potential conflicts of interest on the part of our members as early as possible and arrange for their mitigation. Also, the performance of external mandates by our Supervisory Board members at other companies and management bodies is regularly reviewed for potential conflicts of interest.

In the year under review, no conflicts of interest were identified and reported.

Annual Financial Statements, Consolidated Financial Statements, and the combined Management Report and Compensation Report

EY audited the Annual Financial Statements, including the accounting and the Combined Management Report for the Annual Financial Statements and Consolidated Financial Statements for the 2024 financial year and issued in each case an unqualified audit opinion on March 10, 2025. The Auditor’s Reports were signed jointly by the Auditors Mr. Mai and Mr. Lösken.

Furthermore, EY performed a limited assurance review of the Sustainability Statement of this Annual Report and issued a separate unqualified opinion. EY issued a separate unqualified opinion for the Compensation Report.

The Audit Committee examined the documents for the Annual Financial Statements and Consolidated Financial Statements 2024 as well as the Sustainability Statement 2024 at its meeting on March 11, 2025. Representatives of EY provided the final report on the audit results. The Chairman of the Audit Committee reported to us on this at the meeting of the Supervisory Board. Based on the recommendation of the Audit Committee, and after inspecting the Annual Financial Statements and Consolidated Financial Statements documents as well as the documents for the Sustainability Statement and following an extensive discussion on the Supervisory Board as well as with the representatives of the auditor, we noted the results of the audits with approval. We determined that, also based on the final results of our inspections, there are no objections to be raised.

Today, we approved the Annual Financial Statements and Consolidated Financial Statements prepared by the Management Board. The Annual Financial Statements are thus established. We agree to the proposal for the appropriation of distributable profit.

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Personnel issues

Ms. Birgit Laumen resigned from her mandate as employee representative on the Supervisory Board with effect from January 12, 2024. Mr. Florian Haggenmiller was appointed by the court as her successor with effect from January 16, 2024.

Already in the 2023 reporting period, we had resolved to extend the Management Board appointment of Rebecca Short by three years, i.e., with effect from May 1, 2024, to April 30, 2027. On June 30, 2024, we appointed Ms. Laura Padovani as member of the Management Board and as Chief Compliance and Anti Financial Crime Officer with effect from July 1, 2024, for a three-year period until June 30, 2027. Furthermore, on December 12, 2024, we appointed Dr. Marcus Chromik as member of the Management Board with effect from May 1, 2025, for a three-year period until April 30, 2028. He is to take on the role of the present Chief Risk Officer, Mr. Olivier Vigneron, who will not be extending his service contract ending on May 19, 2025.

All resolutions were based on the recommendations of the Nomination Committee and the Chairman’s Committee.

We sincerely thank the members of the Management Board and the Supervisory Board as well as the members who left last year for their dedicated work and their constructive assistance to the company during the past years.

Furthermore, we would also like to express our deep appreciation and thanks to the bank’s employees for their great personal dedication.

Frankfurt am Main, March 12, 2025

The Supervisory Board

Alexander Wynaendts

Chairman

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Supervisory Board

Deutsche Bank
Annual Report 2024
Supervisory Board

Supervisory Board

Alexander Wynaendts
– Chairman
The Hague
Netherlands

Frank Schulze*
– Deputy Chairman
Hanau
Germany

Professor Dr. Norbert Winkeljohann
– Deputy Chairman
Osnabrück
Germany

Susanne Bleidt*
Bell
Germany

Mayree Clark
New Canaan
USA

Jan Duscheck*
Berlin
Germany

Manja Eifert*
Berlin
Germany

Claudia Fieber*
Berlin
Germany

Sigmar Gabriel
Goslar
Germany

Florian Haggenmiller*
since January 16, 2024
Kempten (Allgäu)
Germany

Timo Heider*
Emmerthal
Germany

Birgit Laumen*
until January 12, 2024
Alfter
Germany

Gerlinde M. Siebert*
Frankfurt am Main
Germany

Yngve Slyngstad
Oslo
Norway

Stephan Szukalski*
Ober-Mörlen
Germany

John Alexander Thain
Rye
USA

Jürgen Tögel*
Horgau
Germany

Michele Trogni
Riverside
USA

Dr. Dagmar Valcárcel
Madrid
Spain

Dr. Theodor Weimer
Wiesbaden
Germany

Frank Witter
Braunschweig
Germany

* Employee representatives

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Committees

Deutsche Bank
Annual Report 2024

Strategy

Resilient full-year results reflecting ongoing strong operating performance

FY 2024

Growth momentum

7.1%
RoTE[3]
4.7% FY 2024 RoTE reported
Target: >10% RoTE in 2025

- Strong franchise growth across all four divisions, full confidence in the ability to reach ~€32bn ambition for FY 2025[1]
- Revenue momentum supported by growth in noninterest income and areas of targeted investments, offsetting NII normalization
- 75% revenues from more predictable streams including Corporate Bank, Private Bank, Asset Management and FIC Financing
- Sustained revenue growth momentum with Group CAGR[2] of 5.8% in line with updated target of 5.5% to 6.5%
- FY 2024 reported RoTE of 4.7%

€20.4bn
Adjusted costs

Disciplined execution

- Delivered operating costs in line with guidance while investing in business growth; absorbed significant nonoperating cost items and improving future performance as well as risk profile
- Incremental franchise growth in 2025 to be achieved with flat operating costs
- Reset of cost/income ratio (CIR) target to below 65% reflects investments to drive continued progress beyond 2025

76%
(CIR)

Resilience

- Capital position robust with CET1 ratio at 13.8% at year-end 2024, despite absorbing litigation charges and capital deduction for the €750 million share buyback announced
- Aim to operate with a buffer of 200bps above the bank's expected MDA threshold, as Deutsche Bank builds capital and absorbs regulatory changes

13.8%
CET1 Ratio
~264bps above MDA

Sustainability

- Continued increase in Sustainable Finance volumes by €93bn in 2024 to €373bn cumulative since 2020

€373bn
Cumulative Sustainable Finance Volumes

[1] With potential upside from currency translation effects
[2] Compound annual growth rate since 2021
[3] For a description of this and other non-GAAP financial measures, see 'Use of non-GAAP financial measures' on pp 15–22 of the fourth quarter 2024 Financial Data Supplement

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Strategy

Global Hausbank

Deutsche Bank’s strategic and financial roadmap through 2025 aims to position Deutsche Bank as a Global Hausbank, dedicated to its clients’ lasting success and financial security at home and abroad, and to achieve the bank’s 2025 financial targets and capital objectives. The Global Hausbank strategy is underpinned by three key themes: risk management, sustainability and technology, all of which have become even more important considering the ongoing geopolitical and macroeconomic challenges.

Deutsche Bank’s key performance indicators 2025

Financial targets and capital objectives for 2025

Financial targets:

– Post-tax Return on Average Tangible Equity of above 10% for the Group

– Compound annual growth rate of revenues between 2021 and 2025 of 5.5% to 6.5%

– Cost/income ratio of below 65% (reset from below 62.5%)

Capital objectives:

– Common Equity Tier 1 capital ratio of approximately 13%

– 50% Total payout ratio from 2025

Deutsche Bank reaffirms its financial targets, including the cost/income ratio target which has been reset from below 62.5% to below 65% at the beginning of 2025, as well as its capital objectives for 2025. All forward-looking projections below are based on January 31, 2025, foreign exchange rates.

Post-tax Return on Average Tangible Equity and adjusted costs are non-GAAP financial measures. Please refer to “Supplementary financial information (Unaudited): Non-GAAP financial measures” of this report for the definitions of such measures and reconciliations to the IFRS numbers on which they are based.

Progress on strategy implementation

In 2024, Deutsche Bank made progress across all dimensions of its accelerated Global Hausbank strategy through disciplined execution, driving revenue growth as well as operational and capital efficiency. The bank maintained tight discipline on adjusted costs while continuing to invest in the bank’s platform. Moreover, the bank put specific legacy litigation costs and exceptional other items behind it.

On revenue growth, net revenues grew to € 30.1 billion in 2024, up from € 28.9 billion, or 4%, versus 2023, in line with the bank’s guidance of around € 30 billion for 2024. Compound annual revenue growth since 2021 was 5.8% through the end of 2024, compared to 6.6% in 2023, in line with the bank’s target range of 5.5% to 6.5%. In 2025, the bank expects continued franchise momentum and growth potential across all its businesses to drive revenue growth supported by investments under the bank’s efficiency programs. This growth is expected to result from both net interest income and noninterest income, reflecting the bank's diversified business mix which allows around 75% of the expected revenues to come from more predictable revenue streams. Deutsche Bank confirms its revenue goal of around € 32 billion at Group level in 2025, which translates to around € 32.7 billion at January 2025 foreign exchange rates.

Noninterest expenses in 2024 were € 23.0 billion, up from € 21.7 billion, or 6%, versus the prior year, and included € 2.6 billion in nonoperating costs relating to litigation as well as restructuring and severance charges. Adjusted costs were € 20.4 billion in 2024, down from € 20.6 billion, or 1% compared to the prior year. Deutsche Bank made further progress on its € 2.5 billion operational efficiency program during 2024. Measures included the optimization of the bank’s platform in Germany, workforce reductions, notably in non-client-facing roles, IT and infrastructure optimization along with a continued automation of front-to-back processes. The bank expects the large majority of these measures to positively impact the adjusted cost run-rate in 2025. Nonoperating costs in 2025 are expected to decrease as litigation as well as restructuring and severance charges are expected to normalize. As a result, the bank now targets a cost/income ratio of below 65% in 2025, marginally higher than the original target, to support further growth and business momentum in and beyond 2025.

On capital efficiency, Deutsche Bank’s capital efficiency program has delivered cumulative RWA-equivalent reductions of € 24 billion, close to its target range of € 25 to € 30 billion by the end of 2025. The bank aims to reach the higher end of its target range by year end 2025. Capital efficiencies contributed to the bank’s year end 2024 CET1 ratio of 13.8%, which includes the € 750 million share repurchases authorized for 2025. The bank plans to continue progressing on capital efficiencies in 2025.

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Deutsche Bank announced plans for € 2.1 billion in further capital distributions to shareholders in 2025. The bank has received supervisory authorization for further share repurchases of € 750 million and plans to propose 2024 dividends of € 1.3 billion, or € 0.68 per share, at its Annual General Meeting in May 2025, up 50% from € 0.45 per share for 2023. These measures would increase cumulative capital distributions to shareholders to € 5.4 billion since 2022, in excess of the € 5 billion goal in the bank’s transformation program launched in 2019. The bank reaffirms its ambition to exceed its capital distribution goal of € 8 billion in respect of the financial years 2021-2025, to be paid in 2022-2026. Deutsche Bank will continue to target a payout ratio of 50% after 2025 through share buybacks and cash dividends, with cash dividends growing more moderately compared to increases seen in recent years.

Driving the next phase of Deutsche Bank’s evolution

Looking beyond 2025, Deutsche Bank already started to work on its next phase of evolution and implement measures to bring the bank to the next level of performance, aiming for an even more balanced earnings profile and for a more technology-driven business with the bank’s customers with a leaner infrastructure.

Deutsche Bank aims to further increase shareholder value by sharpening its focus on capital allocation and the optimization of RWA at both the business and client level. The bank sees potential for further revenue growth in the continued improvement of resource productivity across the portfolio through pricing and reallocating capital to high-return franchises. In addition, the bank strives to improve profitability of lower-return businesses through front-to-back efficiency improvements and capital efficiency measures. A reduction in allocated capital and potential selected exits may be considered for areas where return improvements cannot be achieved. Deutsche Bank also plans to re-engineer its target operating model, enabling the bank to run its platform on a lower headcount and simplifying the organizational structure. These measures coupled with further front-to-back streamlining of processes, are expected to drive operational efficiency.

Deutsche Bank’s next phase also includes a management agenda which emphasizes strengthening risk management and accountability and evolving its culture through a purpose-led framework called "This is Deutsche Bank". With investments, the bank believes that it is well-positioned to grow the Global Hausbank model, make it more efficient and generate more capital for deployment to the businesses and shareholder distributions.

Deutsche Bank plans to provide more details on its strategic aspiration and actions beyond 2025 in due course.

Sustainability

Sustainability has been a fundamental aspect of Deutsche Bank’s strategy since 2019. In 2024, the bank continued to focus on the four pillars of its sustainability strategy: Sustainable Finance, Policies & Commitments, People & Own Operations, and Thought Leadership & Stakeholder Engagement.

Deutsche Bank set ambitious targets to maximize its contribution to achieving the Paris Climate Agreement’s targets and the United Nations (UN) Sustainable Development Goals. The key targets related to sustainability matters are as follows:

– The bank aims to achieve cumulative sustainable financing and investment volumes of € 500 billion from January 2020 to the end of 2025 (excluding DWS)

– Deutsche Bank is committed to achieving net zero emissions by 2050. To this end, the bank has set net-zero targets for eight carbon-intensive sectors in its corporate loan book, with interim goals by end of 2030 and final targets by end of 2050

– The bank plans to source 100% of its electricity from renewable sources by 2025

– Following the requirements of the German Stock Corporation Act (AktG) to set targets for the representation of women on the two management levels below the MB, Deutsche Bank aims to have women representing at least 35% of Managing Director, Director and Vice President roles by 2025

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In 2024, Deutsche Bank made further progress in implementing its sustainability agenda, which has been recognized by leading ESG rating agencies. Deutsche Bank received improved ESG ratings by CDP, MSCI, S&P Corporate Sustainability Assessment (CSA), ISS ESG and Sustainalytics.

Deutsche Bank has published its revised Sustainable Finance Framework, effective as of January 1, 2024. This framework includes updated criteria used for classifying financings as sustainable. With the updated Sustainable Instruments Framework now encompassing both green and social assets, Deutsche Bank is positioned to issue social bonds, following which the bank issued its inaugural social bond of € 500 million with an orderbook size of over € 6.6 billion in July 2024.

For additional information on Deutsche Bank’s sustainability strategy as well as DWS, which sets its own sustainability strategy, please refer to the chapters “Governance” and “Sustainability Strategy” in the Sustainability Statement of this report.

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Clear traction across divisions set to deliver sustainable growth and higher profitability

Corporate Bank

- At the heart of Global Hausbank with a global network and strengthened client franchise, evidenced by ~40% increase in incremental deals won with multinational clients since 2022
- Resilient deposit revenues reflecting pricing discipline and volume growth
- 5% growth in fee generating revenue streams across all regions in 2024 year on year

Investment Bank

- Continued focus on being the leading non-U.S. global investment bank
- Crystalizing the benefits of recent investments and greater client engagement in O&A, while building on the momentum of a significant revenue increase and market share growth in 2024
- Further development of the depth of client relationships within FIC and the wider business platform, including a focus on the U.S.

Net revenues
Noninterest expenses
Profit before tax
FY 2024
€30.1bn
€23.0bn
€5.3bn
Corporate Bank
Investment Bank
Private Bank
Asset Management

Private Bank

- Two distinct businesses attracting >€80bn NNA from 2022; scaled up WM and revamping efficiency in PeB with ~400 branch and ~11% FTE reduction since 2021
- Focused on digital client engagement and successful Fresh Money campaigns in PeB and continued branch network optimization and successful evolution of client experience
- Well-diversified revenue mix in WM&PB, focusing on UHNW family entrepreneurs in the home market and internationally as well as on private clients in Europe

Asset Management

- Leading German and European asset manager, with AuMs surpassing €1 trillion for the first time, €115bn higher than at the end of 2023
- Net inflows of €42bn into Passive investments in 2024
- Introduced innovative products across various asset classes, launching 28 new products

Group totals: divisional contributions excluding Corporate & Other

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Deutsche Bank Business segments

Corporate Bank

Corporate banking is an integral part of Deutsche Bank’s business. Corporate Bank’s capabilities in Cash Management, Trade Finance and Lending in close collaboration with Foreign Exchange in the Investment Bank enable the business segment to serve the core needs of its clients. As a leading bank serving multinational and German corporates domestically and abroad (source: EUROMONEY), the Corporate Bank helps clients in optimizing their working capital and liquidity, securing global supply chains and distribution channels and managing their risks. Furthermore, Corporate Bank acts as a specialized provider of services to financial institutions, offering Correspondent Banking, Trust and Agency Services as well as Securities Services. Finally, the business segment provides Business Banking services to small corporate and entrepreneur clients in Germany through a standardized product suite.

Corporate Bank has defined a number of specific initiatives to capitalize on its core competencies across these different areas to grow revenues to achieve its targets. In particular, the business segment’s investments in new initiatives and experience in managing complex situations for clients, such as uncertainties associated with increasing geopolitical tensions, lower economic growth in some of the major operating countries as well as uncertainty around central bank policies, allow Corporate Bank to provide its advisory and solution services.

In 2024, Corporate Bank continued to make progress on the business segment’s strategic objectives, notably growing commissions and fee income across all regions. Net interest income in deposit businesses remained resilient as ongoing deposit margin normalization was partly offset by higher deposit volumes and interest hedging. Corporate Bank has been awarded “World’s Best Bank for Corporates” in the Euromoney’s Awards for Excellence 2024 and also named “Best Bank for Corporates in Germany”. Additionally, Corporate Bank Germany was recognized by the 2024 FINANCE magazine survey as the best bank in corporate banking, number one Hausbank, number one in Cash Management/Payment Transactions and in Trade and Export Finance. The segment believes that these awards are a recognition of Corporate Bank’s deep client relationships and client centric solution offering.

Looking ahead, Corporate Bank is expected to continue to act as an integral part of the Global Hausbank strategy and contribute to Deutsche Bank’s 2025 objectives. The segment sees growth opportunities across all core client groups – Corporate, Institutional and Business Banking – both from existing Corporate Bank strengths and from new products. Corporate Bank aims to offer a full range of advisory and financing solutions for corporate treasurers and seeks to remain the trusted partner for the German economy, building on its standing as the leading Corporate Bank in its home market. The segment is also committed to connect financial institutions worldwide, a business where it is one of the market leaders (source: SWIFT Euro peer benchmarking). The segment's global network across 140 countries combined with profound local knowledge, a comprehensive product suite and tailored client offering, is expected to continue to offer competitive advantages versus the business segment’s peers.

As a transition partner, Corporate Bank seeks to help its clients across sector value chains to achieve their strategic goals by offering a broad suite of sustainable finance solutions and sector-aligned sustainability industry expertise. Also, Corporate Bank aims to enable the accelerated renewables and infrastructure build-out through its asset and project finance capabilities for emerging energy transformation sectors such as hydrogen, carbon capture, and battery and storage solutions, and the build-out of financing capabilities, driving energy efficiency transformation.

Corporate Bank’s initiatives will target revenue growth with corporate clients across Cash Management and Trade Finance and Lending, including growing its fee-based business with institutional clients and expanding Securities and Trust and Agency Services business.

As the segment seeks to grow its business with clients globally, Corporate Bank commits to apply sound risk management principles to maintain its high-quality loan portfolio and strict lending standards. Equally, the segment commits to continued cost discipline supported by technology and front-to-back process optimization as well as automation and location strategy and further investments to support business growth in 2025 and beyond.

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Investment Bank

The Investment Bank is a key pillar of Deutsche Bank’s business. Across Fixed Income & Currencies (FIC) and Origination & Advisory (O&A), corporate and institutional clients are offered a comprehensive range of services encompassing financing, market making/liquidity provision, risk management solutions, advisory, and debt & equity issuance. The business segment regionally encompasses Europe, Americas, and APAC/MEA.

In 2024, the Investment Bank delivered robust performance, with a revenue increase of 15% compared to 2023, while materially growing return on equity for the business segment. This performance reflects the execution of strategic priorities, enhancing the service offering for clients and building on the franchise development over the recent years.

O&A market fee pools materially improved in 2024, with year-on-year growth of approximately 25%. This, combined with the benefits of significant investments into the platform throughout 2023, drove market share gains across the core businesses within O&A (source: Dealogic). As the strategic senior hires further embed into our existing businesses, productivity continues to improve and hence further revenue share growth is expected in 2025 and beyond. This will be supported by the Client Strategy and Analytics team, which has strengthened client relationships via a re-tiering exercise across the entire client-base, ensuring the capacity to closely monitor performance at the most granular level, as the market develops into 2025.

A continued focus on developing the depth of client relationships, while investing across the platform particularly in the U.S., has led to a continuation of the FIC franchise development. The longer-term trend of revenue and market share growth has been extended. A mature and diversified platform is in place to meet the requirements of the client base. This is exemplified by multiple instances of developments across the business, e.g., the launch of HausFX, bringing the FIC suite of workflow solutions together and providing clients with the ability to simplify operational activity associated with FX execution. Investment in technology enables both the provision of enhancements to the client offering and the development of more efficient internal processes, ensuring optimized marginal cost of delivery as revenues grow.

In 2025, the strategy of the Investment Bank is focused on being the leading non-U.S. global investment bank. The segment believes continued benefits from prior investments, along with further areas of targeted investment, will enable an enhanced offering to clients, further deepening relationships. The result will be a more diversified business – which emphasizes capital efficiency and cost discipline, driving shareholder returns.

As the O&A franchise evolves, the segment anticipates that a diversification of revenues will see the proportion of strategic advisory revenues as a percentage of total revenues increase. This will be driven in particular by the development of the M&A franchise. The segment expects this, combined with the well-established Debt origination offering, and the expected improvement in Equity Origination to drive further revenue growth. Within FIC, the existing strategy continues – advancing existing and adjacent businesses, the Americas, the depth and breadth of client relationships, and a leading Financing franchise. As with O&A, this is expected to underpin the growth ambition of the business and, combined with a focus upon the efficiency of the operating model, is expected to drive operating leverage. Resources are expected to continue to be allocated to the areas of highest return where a competitive advantage has been identified. Across the Investment Bank, a dedicated client centricity program has been established to optimize resource allocation, with a view to identifying further areas of collaboration with other business segments, ensuring clients are delivered the full suite of Deutsche Bank’s product offering.

Finally, sustainability remains a priority across the Investment Bank, as the business segment continues supporting its clients globally. During 2024, Deutsche Bank acted as Joint Lead Manager on KfW’s € 3 billion five-year green bond, the proceeds of which will be used to finance new eligible Green Projects. Additionally, the bank served as joint bookrunner on the Republic of Colombia’s U.S.$ 1.3 billion re-opening of Social U.S.$ Notes due in 2035 and 2053 under its Green, Social and Sustainable Bond Framework. Colombia became the second Latin America sovereign issuer to access the international capital markets with an ESG-labeled bond in 2024.

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Annual Report 2024

Private Bank

In 2024, Private Bank reshaped its business along two core client sectors, Personal Banking and Wealth Management & Private Banking, reinforcing its long-term dedication to a customer-centric strategy. This setup enables more targeted client service, sharpening the business model around personal and private clients, wealthy individuals, entrepreneurs, family offices and commercial customers in international markets. Deeply committed to over 20 million clients across more than 60 markets globally, Private Bank is a strong pillar of the overall Deutsche Bank Group.

The Personal Banking business is positioned as the market-leading franchise in Germany through its two major brands, Deutsche Bank and Postbank. Postbank offers German retail clients daily banking solutions with its “mobile-first” value proposition, while the Deutsche Bank brand focuses on investment advisory delivered via digital, remote and physical channels.

In 2024, the upgraded Postbank mobile app significantly accelerated the momentum of digital client engagement in Germany, contributing to the success of new deposit campaigns and to growing commercial activity on online platforms. Continued efforts to optimize the branch network were complemented by the successful evolution of the in-branch client experience, highlighted by the opening of the new Postbank advisory branches and the deployment of digital coaches to guide clients in the digital transition. Internationally, Personal Banking focused on expanding the affluent client sector, while further innovating the customer value proposition through broader digital services and a leaner branch footprint, strengthened by the launch of new landmark flagship branches.

Private Bank decided to refocus its brand presence in the German mortgage and consumer finance business by discontinuing the DSL Bank brand over the course of 2025. This will allow to further reduce complexity and costs. DSL Bank mortgages have so far been distributed primarily via partner platforms. The move is in line with the Private Bank’s ambition to optimize its franchise portfolio towards capital-light businesses in order to improve profitability and capital efficiency of the segment.

The Wealth Management & Private Banking business maintained a well-diversified revenue mix across regions, focusing on ultra-high-net-worth (UHNW) family entrepreneurs in the home market and internationally, as well as on private clients in Europe. Aspiring to be the Global Hausbank and partner of choice for family entrepreneurs, it is committed to creating lasting value and ensuring wealth preservation across generations.

In 2024, the business segment continued its expansive focus on attracting and serving ultra-high-net-worth clients, resulting in strong asset gathering in all regions and in a significant growth of net new asset inflows. In Germany, the business segment established a dedicated ultra-high-net-worth coverage team in early 2024, while focusing on remote advisory pilots and new Deutsche Bank Private Banking Centers to enhance the engagement with Private Banking clients. The franchise accelerated the ‘One-Bank’ collaboration between Private and Corporate Bank, with successful client referrals generating new asset inflows. In international markets, UHNW clients and Family Offices remained a priority, with targeted product launches innovating the investment solution offering, especially in alternative investments. In Italy, Spain and Belgium, the business achieved increased penetration in core discretionary portfolio management solutions and further strengthened the ‘Bank for Entrepreneurs’ collaboration between Wealth Management and Business Banking.

The continued evolution of the Wealth Management & Private Banking proposition was recognized also within the industry, with Private Bank winning 15 Euromoney ‘Best Private Bank’ 2024 awards, including in the categories ‘Best for Entrepreneurs’, ‘Best for UHNW’ and ‘Best for Transformation’, alongside regional and market-specific accolades.

In 2025, Private Bank will continue its transformation of the Personal Banking business, further building out digital and remote channels, while optimizing the physical footprint by closing traditional branches or converting them into flagship locations. Growth will be driven by the upgrade of the offering with new digital account models and Discretionary Portfolio Mandate (DPM) solutions, and by continued focus on deposit gathering. In Wealth Management & Private Banking scaling the business in core markets will remain a key priority, supported by product innovation and further emphasis on DPM solutions, building on the core sustainability offering.

In sustainability, Private Bank advanced its announced strategy with successful product launches, award recognitions and in-house sustainability awareness initiatives, including trainings and business-wide information sessions. Private Bank enhanced its sustainability product portfolio, fostered strategic thematic collaborations, and focused on strengthening the overall sustainability value proposition to support clients in their sustainable transition journeys.

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Asset Management

Asset Management consists of DWS Group GmbH & Co. KGaA, a global asset manager with diverse investment capabilities that spans traditional active and passive strategies, as well as alternative solutions.

DWS strategy is composed of four strategic elements; Growth, Value, Build and Reduce, which are aligned to its capabilities and market growth prospects. The aim is to maintain market leading position in Germany, building on expertise and established customer relationships, in addition to expanding existing partnerships and developing new distribution channels, to gain additional market share. DWS sees additional market potential especially in Alternatives investments and Passive funds, represented by the Xtrackers brand.

The Growth strategy is built on the potential in Passive and Alternatives businesses. DWS’ Passive segment, represented by the Xtrackers brand, sees sustained and profitable growth potential. Building on the franchise and European business, DWS has decided to invest in a U.S. growth plan including sustainable, thematic, and actively managed ETFs. Further, DWS sees a strong demand for mandates in Asia Pacific, and therefore plans to expand its customized mandates business. In 2024, DWS successfully expanded the Xtrackers offering in the European UCITS segment, launched further Passive ETFs in the United States and established a portfolio management team in Hong Kong. Scale is becoming increasingly important for asset managers and the DWS franchise. In 2024, DWS reached a key milestone by surpassing € 1 trillion of assets under management (AuM) for the first time. DWS will continue to actively review organic and inorganic growth initiatives.

In Alternatives, DWS expects growth to be driven by higher demand from both institutional and retail investors. DWS’ competitive edge across lending markets from its distribution partnerships for retail clients is expected to see allocations to alternatives. DWS focuses on expanding offerings across Real Estate and Infrastructure, while building out the debt platform. During 2024, DWS capitalized on the expanding private credit market, strengthened the U.S. Real Estate credit business and established a European Alternatives credit platform, while the Infrastructure business remains well positioned to capture growing allocations.

The Value strategy aims to maintain leadership in mature markets for Active, specifically Equity and Fixed Income, and to scale Multi Asset solutions. In Equity, DWS intends to selectively expand the platform. Given changing market environment and higher interest rates, DWS continues to focus on Fixed Income and institutional investors. In Multi-Asset, the aim is to strengthen solutions capabilities and enhance the modular investment platform to achieve economies of scale. With increasing importance of pension solutions, investment advisory and outsourced CIO services, DWS is looking to expand its current offerings in this segment.

The Build strategy’s emphasis on digitalization trends aims to focus on asset management as-a-service and digital assets. Asset management-as-a-service is based on the belief that investment funds will be distributed by digital means, and therefore DWS intends to improve the integration of its services into offerings of distribution partners. In an increasingly tokenized economy, DWS’ Digital Assets strategy aims to utilize new blockchain infrastructure, build innovative products and reach additional clients. In 2024, DWS has established a joint venture with the aim of issuing a regulated, euro-dominated stablecoin and launched its first cryptocurrency Exchange-Traded Certificate (ETC) products to provide European investors with reliable Bitcoin and Ethereum exposure.

The Reduce strategy intends to reallocate financial resources to fund Build and Growth areas. DWS continuously analyzes measures to increase efficiency. In 2024, DWS optimized its product portfolio by merging or closing several funds.

For additional information on DWS’ sustainability strategy, please refer to the section “Sustainability Strategy” in the Sustainability Statement of this report.

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Annual Report 2024

1- Combined Management Report

2	Operating and financial review
2	Executive summary
6	Deutsche Bank Group
12	Results of operations
33	Financial Position
36	Liquidity and capital resources
38	Outlook
44	Risks and Opportunities
59	Risk Report
62	Risk and capital overview
65	Risk and capital framework
74	Risk and Capital Management
121	Risk and capital performance
190	Sustainability Statement
192	General information
253	Environmental information
286	Social Information
325	Governance information
349	Additional information
368	Employees
370	Internal Control over Financial Reporting
372	Information pursuant to Section 315a (1) of the German Commercial Code and Explanatory Report
376	Corporate Governance Statement pursuant to Sections 289f and 315d of the German Commercial Code
377	Standalone parent company information (HGB)

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Deutsche Bank
Annual Report 2024

Operating and financial review

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes. Deutsche Bank’s operating and financial review includes qualitative and quantitative disclosures on segment results of operations and entity-wide disclosures on net revenue components as required by International Financial Reporting Standard (IFRS) 8, “Operating Segments”. For additional business segment disclosure under IFRS 8 please refer to Note 4 “Business Segments and related information” of the consolidated financial statements. Forward-looking statements are disclosed in the section “Outlook” in this report.

Executive summary

Global economy

Economic growth (in %)¹	2024²	2023³	Main driver
Global Economy	3.2	3.2

The global economy saw robust growth in 2024. However, growth momentum varied across regions. While economic growth in Europe was weak, the U.S. economy grew strongly. Also, Asia including India expanded dynamically. Due to lower inflation, many central banks began lowering interest rates

Of which: Developed countries	1.5	1.6

Economic momentum in developed economies varied regionally. While economic growth in the U.S. expanded noticeably, momentum in Europe was comparatively weak, and even weaker in Japan. In Europe and the U.S., central banks began to loosen their monetary policy. In Japan, on the other hand, there was a slight tightening

Emerging markets	4.3	4.3

Emerging markets grew robustly, led by strong performance in Asia. Growth in European emerging markets, however, was subdued, reflecting the ongoing impact of geopolitical spillovers and weakness in some key industrialized trading partners. In many regions, moderately lower inflation provided scope for central banks to reduce key interest rates

Eurozone Economy	0.7	0.4

Growth has been largely export-led. Despite lower inflation and rising wages, a real income-driven consumption recovery has been slow to materialize. Weakening of inflation enabled the ECB to start an interest rate cut cycle

Of which: German economy	(0.2)	(0.3)

The German economy shrank slightly for another year, as both domestic and foreign economic drivers remained weak. Private consumption stagnated despite easing inflation and strong wage growth. The weakening of the competitive position burdened the manufacturing industry and thus foreign trade. The labor market showed signs of slowing down

U.S. Economy	2.8	2.9

The U.S. economy expanded strongly, despite the restrictive monetary policy. Inflation weakened and the labor market came more into balance, so that the Federal Reserve was able to slowly begin key interest rate cuts in the second half of the year

Japanese Economy	(0.2)	1.5

The weak export demand noticeably dampened the Japanese economy. Domestic economic momentum could not offset the headwinds. As a result of the higher inflation, the Bank of Japan began raising key interest rates

Asian Economy[4]	5.2	5.3

The Asian economic area benefited from both China's and India's growth contributions, as well as from the positive development in other economies of the region. The weakening of inflation supported private household consumption

Of which: Chinese Economy	5.0	5.4

China's economy faced headwinds from a weak property sector, but benefited from stronger fiscal support in the second half of the year. Weaker trading partners limited foreign trade momentum. The Peoples Bank of China loosened monetary policy through various measures

1 Annual Real GDP Growth (% YoY). Sources: National Authorities unless stated otherwise

2 Sources: Deutsche Bank Research

3 Some economic data for 2023 were revised by public statistics authorities due to the economic effects of the pandemic. As a result, this data may differ from that previously published

4 Includes China, Hong Kong, India, Indonesia, Malaysia, Philippines, Singapore, Sri Lanka, South Korea, Taiwan, Thailand and Vietnam; excludes Japan

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Deutsche Bank
Annual Report 2024

Banking Industry

	Dec 31, 2024
Growth year-over-year (in %)	Corporate Lending	Retail Lending	Corporate Deposits	Retail Deposits	Main driver
Eurozone	0.6	0.3	3.5	4.2

Following a mild contraction at the beginning of 2024, lending to both companies and households recovered slightly in the last few months, in line with moderately declining interest rates. Both corporate and retail deposits picked up reasonable momentum during the course of the year

Of which: Germany	0.1	0.8	3.6	5.7

Contrary to the EU as a whole, corporate lending in Germany stagnated in 2024, mainly as a result of the weak macro economy. During the year, retail loan growth fell to the slowest level since 2010, but has since bottomed out. Asset quality has been deteriorating, with non-performing loans rising in line with insolvency numbers. There have been signs of a modest turnaround in credit demand in recent months, according to the bank lending survey. The expansion in deposits on the other hand accelerated significantly, both with companies and households

U.S.	1.3	2.0	2.5[1]	2.5[1]

Retail lending slowed in the course of the year as a result of considerably higher interest rates, while corporate credit continued to expand slightly. Likewise, higher rates contributed to a moderate recovery in total deposits following two years of contraction

China	9.1	3.4	(0.4)	10.4

Lending to households lost further momentum, with year on year growth down to the weakest level on record (since 2007). Corporate lending slowed too, yet remained more robust. Deposits developed in the opposite direction: inflows from private customers slowed but stayed relatively strong, whereas deposits from businesses shrank

1 Total U.S. deposits as segment breakdown is not available

The global Origination & Advisory industry fee pool in 2024 rose 25% to exceed € 80 billion, making this the second highest percentage increase since 2021. While the size of the growth was significant, an increase was expected following the material fee pool decline seen over the previous two years – 2022 fell 34% from the 2021 peak, 2023 down a further 13%. The Mergers & Acquisitions fee pool in 2024 exceeded € 30 billion, an increase of 10% compared to 2023, and 30% higher than the pre-COVID-19 average. In contrast, while equity capital markets experienced significant year on year growth, the fee pool is still below pre-COVID-19 levels and further growth is anticipated in 2025, especially in the initial public offerings market. Leverage debt capital markets issuances in 2024 reached record levels as high costs of credit eased somewhat and sponsors returned to the market. The investment grade debt market equaled record issuance levels from 2020 and was up 30% from 2023. In Fixed Income, revenue pools remained at elevated levels and Deutsche Bank’s assessment is that an unusually strong fourth quarter may have pushed levels even higher than in 2023. Foreign exchange activity is expected to be broadly flat across the ten most traded currencies globally, with Rates revenue pools declining from strong levels in the prior year driven by several factors, including the continued uncertainty around changes in the global interest rate environment. Emerging Markets revenue pools looks to have increased in 2024, while within Credit performance is also expected to be higher than the prior year, as the favorable environment for secondary trading with the general trend of tightening spreads continued and client demand in financing remained strong.

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Deutsche Bank
Annual Report 2024

Deutsche Bank performance

Deutsche Bank’s net profit was € 3.5 billion in 2024, down from € 4.9 billion in 2023. This year on year development reflected both litigation as well as restructuring and severance charges in 2024 and the non-recurrence of € 1.0 billion in Deferred Tax Assets (DTA) valuation adjustments which positively impacted 2023. Provision for credit losses was € 1.8 billion in 2024, up from € 1.5 billion in 2023, or 38 basis points of average loans, in line with the guidance the bank provided after the third quarter of 2024. Deutsche Bank announced plans for € 2.1 billion in further capital distributions to shareholders in 2025. The bank has received supervisory authorization for further share repurchases of € 750 million in 2025 and plans to propose 2024 dividends of € 1.3 billion, or € 0.68 per share, at its Annual General Meeting in May 2025, up 50% from € 0.45 per share for 2023. These measures would increase cumulative capital distributions to shareholders to € 5.4 billion since 2022, in excess of the € 5 billion goal in the bank’s transformation program launched in 2019. The bank reaffirms its ambition to exceed its capital distribution goal of € 8 billion in respect of the financial years 2021-25, to be paid in 2022-26.

Profit before tax was € 5.3 billion for the full year 2024, down 7% compared to 2023. Revenues grew by 4% year on year to € 30.1 billion. Noninterest expenses were € 23.0 billion, up 6%, and included € 2.6 billion in nonoperating costs relating to litigation as well as restructuring and severance charges. Adjusted costs, which exclude nonoperating costs, were down 1% to € 20.4 billion. The cost/income ratio was 76% compared to 75% in 2023. Post-tax return on average shareholders’ equity (RoE) was 4.2%, compared to 6.7% in the prior year. Post-tax return on average tangible shareholders’ equity (RoTE) was 4.7% in 2024, compared to 7.4% in 2023. The year on year development in both ratios reflected both the litigation as well as restructuring and severance charges in 2024 and the non-recurrence of the DTA valuation adjustments which positively impacted 2023.

Key Performance Indicators

Financial targets	Financial targets and capital objectives 2025	Status end of 2024	Status end of 2023
Post-tax return on average tangible shareholders’ equity¹	Above 10%	4.7%	7.4%
Compound annual growth rate of revenues from 2021[2]	5.5% to 6.5%	5.8%	6.6%
Cost/income ratio[3]	Below 62.5%[4]	76.3%	75.1%
Capital objectives
Common Equity Tier 1 capital ratio[5]	~ 13%[6]	13.8%	13.7%
Total payout ratio[7]	50%[8]	37%	21%

1 Based on profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

2 Twelve months period until the end of the respective reporting period compared to full year 2021

3 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

4 Target ratio until December 31, 2024; reset at the beginning of 2025 to below 65%

5 Further details on the calculation of this ratio are provided in the Risk Report in this report

6 Target ratio while maintaining a buffer of 200 basis points above the bank’s expected maximum distributable amount (MDA) threshold

7 Distributions in form of common share dividend paid and share buybacks for cancellation executed in the reporting period in relation to prior period net income attributable to Deutsche Bank shareholders

8 In respect of financial year 2024 onwards

Net revenues were € 30.1 billion in 2024, up 4% year on year. Net commissions and fee income grew 13% to € 10.4 billion, while net interest income in key segments of the banking book remained resilient, reflecting higher deposit volumes and loan margin expansion. Compound annual revenue growth since 2021 was 5.8% through the end of 2024, in line with the bank’s target range of 5.5% to 6.5% for the period from 2021 to 2025.

Provision for credit losses was € 1.8 billion in 2024, or 38 basis points of average loans, in line with the guidance the bank provided after the third quarter of 2024, reflecting specific headwinds including cyclical events in the Commercial Real Estate sector, certain larger corporate credit events and temporary effects following the Postbank integration. In 2023, provision for credit losses was € 1.5 billion, or 31 basis points of average loans.

Noninterest expenses were € 23.0 billion in 2024, up 6% year on year. This development was primarily driven by an increase in nonoperating costs to € 2.6 billion, up from € 1.1 billion in 2023, relating to litigation as well as restructuring and severance charges. Adjusted costs were € 20.4 billion, down 1% compared to the prior year. Higher compensation and benefit expenses were largely offset by lower technology and professional services costs during the year. In 2025, the bank expects to reduce noninterest expenses. Nonoperating costs in 2025 are expected to decrease as litigation as well as restructuring and severance charges are expected to normalize. Adjusted costs are expected to remain essentially flat compared to 2024, creating significant operating leverage. The bank is on track to achieve its target of € 2.5 billion euros in cost savings from its operational efficiency program, which offset additional investments to support further business growth and increased returns to shareholders beyond 2025. Reflecting both operational efficiencies and additional investments, the bank now targets a cost/income ratio of below 65% in 2025, slightly above its original target of below 62.5%.

Income tax expense was € 1.8 billion in 2024, compared to an income tax expense of € 787 million in the prior year. The effective tax rate of 34% in 2024 reflected the above-mentioned costs relating to litigation charges and the non-occurrence of € 1.0 billion DTA valuation adjustments, which positively impacted 2023.

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Annual Report 2024

Common Equity Tier 1 capital ratio was 13.8% at the end of 2024, slightly up from 13.7% at the end of 2023. Organic capital generation offset the combined impacts of dividends, share buybacks and business growth during the year. Capital efficiency measures, which form part of Deutsche Bank’s accelerated execution of its Global Hausbank strategy, delivered RWA reductions of € 24 billion during 2024, close to the bank’s end-2025 target of € 25 to € 30 billion.

Adjusted costs and Post-tax return on average tangible shareholders’ equity are Non-GAAP financial measures. Please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this Annual Report for the definitions of such measures and reconciliations to the IFRS measures on which they are based.

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Deutsche Bank
Annual Report 2024

Deutsche Bank Group

Deutsche Bank’s Organisation

Headquartered in Frankfurt am Main, Germany, Deutsche Bank is the largest bank in Germany and one of the largest financial institutions in the world, as measured by total assets of € 1,387 billion as of December 31, 2024. As of that date, the bank had 89,753 full-time equivalent internal employees and operated in 56 countries with 1,307 branches, of which 67% were located in Germany.

Deutsche Bank Value Chain

Deutsche Bank’s business model considers impacts, risks and opportunities in relation to Environmental, Social and Governance (“ESG”) matters along the bank’s value chain, which includes its upstream value chain, its own operations and its downstream value chain.

The bank’s upstream value chain includes capital providers such as the bank’s shareholders, bond holders and depositors, as well as suppliers of goods and services such as providers of banking services, data and technology, consultants and advisors, workforce services and facility management, amongst others.

Deutsche Bank’s own operations are driven by the bank’s business divisions and infrastructure functions operating in legal entities and branches across geographic locations, as described below in “Deutsche Bank’s organizational model”. Own operations also include human resources and the employee representation through the worker’s council.

Deutsche Bank’s downstream value chain includes retail, corporate and institutional clients of the bank’s segments and is further detailed below in “Deutsche Bank’s organizational model”.

In addition, partnerships such as joint ventures, fintech corporations, cross-industry alliances and distribution channels as well as resources and the financing, geographical, geopolitical and regulatory environment in general have an impact on the entire bank’s value chain.

Intangible resources

The most important intangible resources for Deutsche Bank 's business model from an economic point of view are its customer relationships and its workforce. Other important intangible resources are the bank 's brand name and its data and software. If required under IFRS, some of these important intangible resources are recognized in the balance sheet as described in the financial statements.

Impacts, risks and opportunities for the bank’s material topics in relation to sustainability are described in the “Sustainability Statement”.

Deutsche Bank’s organizational model

As of December 31, 2024, the bank was organized into the following segments:

– Corporate Bank

– Investment Bank

– Private Bank

– Asset Management

– Corporate & Other

Deutsche Bank has a country and regional organizational layer to facilitate a consistent implementation of global strategies.

The bank has operations or dealings with existing and potential customers in most countries in the world. These operations and dealings include working through:

– Subsidiaries and branches

– Representative offices

– One or more representatives assigned to serve customers

Capital expenditures or divestitures related to the divisions are included in the respective corporate division overview.

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Deutsche Bank
Annual Report 2024

Management Structure

The Management Board has structured the Group as a matrix organization, comprising business segments and infrastructure functions operating in legal entities and branches across geographic locations.

The Management Board is responsible for the management of the company in accordance with the law, the Articles of Association and the Terms of Reference for the Management Board with the objective of creating sustainable value in the interests of the company. It considers the interests of shareholders, employees and other company-related stakeholders. The Management Board manages Deutsche Bank Group in accordance with uniform guidelines; it exercises general control over all entities and branches.

The Management Board decides on all matters prescribed by law and the Articles of Association and ensures compliance with the legal requirements and internal guidelines (compliance) and also takes the necessary measures to ensure that adequate internal guidelines are developed and implemented. The Management Board's responsibilities include the bank’s strategic management and direction, the allocation of resources, financial accounting and reporting, control and risk management, as well as corporate control and a properly functioning business organization. The members of the Management Board are collectively responsible for managing the bank’s business.

The allocation of functional responsibilities to the individual members of the Management Board is described in its Business Allocation Plan, which sets the framework for the delegation of responsibilities to senior management below the Management Board. The Management Board endorses individual accountability of senior position holders as opposed to joint decision-taking in committees. At the same time, the Management Board recognizes the importance of having comprehensive and robust information across all businesses in order to take well informed decisions. Governance fora are established across the bank with the purpose of providing the necessary information to support the accountable individuals in their decision-making process.

Corporate Bank

Corporate Division Overview

Corporate Bank is primarily focused on serving corporate clients, including the German “Mittelstand”, larger and smaller sized commercial and business banking clients in Germany as well as multinational companies. The division also provides financial institutions with certain transaction banking services. Corporate Bank reports revenues based on three client categories: Corporate Treasury Services, Institutional Client Services and Business Banking.

There have been no significant capital expenditures or divestitures since January 1, 2022.

Products and Services

Corporate Bank is a global provider of risk management solutions, cash management, lending, trade finance, trust and agency services as well as securities services. Cash management services include integrated payments and FX solutions. Trade finance and lending offering spans from documentary and guarantee business to structured trade finance and lending. Trust and agency services cover depository receipts, corporate trust and document custody. Focusing on the finance departments of corporate and commercial clients and financial institutions in Germany and across the globe, its holistic expertise and global network allows the bank to offer integrated solutions.

In addition to Corporate Bank’s product suite, coverage teams provide clients with access to the expertise of Investment Bank.

Distribution Channels and Marketing

The corporate coverage function of Corporate Bank focuses on international mid and large corporate clients and is organized into three units: Global Coverage, MidCorps Coverage and Risk Management Solutions. Coverage includes multi-product generalists covering headquarter level and subsidiaries via global, regional and local coverage teams for multinational companies. MidCorps Coverage includes multi-product generalists with a special focus to medium sized enterprises. Risk Management Solutions includes Foreign Exchange, Emerging Markets and Rates product specialists. This unit is managed regionally in Asia Pacific Middle East & Africa, Americas and Europe to ensure close connectivity to clients.

Corporate clients are served out of all three of the Corporate Bank’s client categories. Corporate Treasury Services covers mid and large corporate clients across two brands, Deutsche Bank and Postbank, and offers the whole range of solutions across cash, trade financing, lending and risk management for the corporate treasurer. Institutional Client Services comprises of Cash Management for Institutional clients, Trust and Agency Services, as well as Securities Services. Business Banking covers small corporates and entrepreneur clients and offers a largely standardized product suite and selected contextual-banking partner offerings (e.g., accounting solutions).

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Investment Bank

Corporate Division Overview

Investment Bank combines Deutsche Bank’s Fixed Income & Currencies and Origination & Advisory businesses, as well as Deutsche Bank Research. The Investment Bank focuses on its traditional strengths in these markets, bringing together wholesale banking expertise across risk management, sales and trading, investment banking and infrastructure. This enables the Investment Bank to align resourcing and capital across its client and product perimeter to effectively support the bank’s strategic goals.

In April 2023, Deutsche Bank announced that it reached an agreement on an all-cash offer for the acquisition of Numis Corporation Plc (“Numis”). On October 13, 2023, Deutsche Bank completed the transaction and acquired a 100% interest in Numis for a cash purchase price of GBP 397 million. After the initial purchase price allocation, a goodwill of € 233 million related to the transaction was identified. Deutsche Bank assigned the identified goodwill to the Investment Bank cash-generating unit (CGU). Given the value of the Investment Bank CGU, the goodwill was considered impaired and written off in the fourth quarter of 2023.

There have been no significant divestitures since January 1, 2022.

Products and Services

Fixed Income & Currencies is split into two sub-categories: “Fixed Income & Currencies: Financing”, the Financing business, which provides comprehensive, customized financing solutions across industries and asset classes, and “Fixed Income & Currencies: Ex-Financing”, which brings together institutional sales, trading and structuring expertise across Foreign Exchange, Rates, Emerging Markets and Credit Trading. The Fixed Income & Currencies business operates globally and provides both corporate and institutional clients liquidity, market making services and a range of specialized risk management solutions across a broad range of Fixed Income & Currencies products. The application of technology and continued innovation of transaction lifecycle processes is enabling Deutsche Bank to increase automation/electronification in order to respond to client and regulatory requirements.

Origination & Advisory is responsible for the division’s Debt Origination business, Mergers and Acquisitions, and a focused Equity Advisory and Origination platform. It is comprised of regional and industry-focused coverage teams, co-led from the bank’s hubs in Europe, the U.S. and Asia Pacific. This facilitates the delivery of a range of financial products and services to the bank’s corporate clients.

Distribution Channels and Marketing

Coverage of the Investment Bank’s clients is provided principally by three groups working in conjunction with each other: The Institutional Client Group, which houses the debt sales team, Investment Banking Coverage within Origination & Advisory and Risk Management Solutions in Corporate Bank, which covers capital markets and treasury solutions. The close cooperation between these groups helps to create enhanced synergies leading to increased cross selling of products/solutions to clients.

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Private Bank

Corporate Division Overview

Private Bank serves personal and private clients, wealthy individuals, entrepreneurs and families. The international businesses also focus on commercial clients in selected markets. Private Bank is organized along the client sectors Wealth Management & Private Banking and Personal Banking.

This customer-focused approach reflects the aim to serve clients in a more targeted and effective way across the Private Bank. Wealth Management & Private Banking combines the coverage of private banking, high net-worth and ultra-high net-worth clients, as well as business clients in selected international businesses. The client sector Personal Banking includes retail and affluent customers as well as commercial banking clients in Italy and Spain (i.e., all small business clients and small sized corporate clients that are not covered as part of the Wealth Management & Private Banking client sector).

In August 2021, Deutsche Bank SpA signed an agreement to sell its Deutsche Bank Financial Advisors business in Italy to Zurich Insurance Group (Zurich Italy). The transaction was closed after regulatory approval on October 17, 2022.

There have been no significant capital expenditures since January 1, 2022.

Products and Services

Private Bank’s product range includes payment and account services, credit and deposit products as well as investment advice. These offerings include a range of ESG products, which enable clients to access ESG compliant lending and investment products in line with sustainability related values and according to specified ESG strategies, scores and exclusionary criteria.

Personal Banking Germany pursues a differentiated, customer-focused approach with two strong and complementary main brands: Deutsche Bank and Postbank. The Deutsche Bank brand focuses on providing its private customers with banking and financial products and services that include sophisticated and individual advisory solutions. The focus of the Postbank brand is on providing its retail customers with standard products and daily retail banking services supported by direct banking capabilities. In cooperation with Deutsche Post DHL AG, the retail bank in Germany also offers postal and parcel services in the Postbank brand branches. In international markets of Italy, Spain, Belgium and India, the bank provides retail and affluent customers with daily banking services as well as sophisticated investment advisory solutions.

Wealth Management & Private Banking offers its private banking, high-net-worth and ultra-high-net-worth clients globally, bespoke and sophisticated services in planning, managing and investing wealth, financing personal and business interests and servicing institutional and corporate needs.

Distribution Channels and Marketing

Private Bank pursues an omni-channel approach and customers can flexibly choose between different possibilities to access services and products.

The distribution channels include branch networks, supported by advisory and customer call centers, self-service terminals as well as digital offerings including online and mobile banking. Private Bank also has collaborations with self-employed financial advisors and other sales and cooperation partners, including various cooperations with Business-to-Business-to-Consumer partners in Germany. For the Wealth Management & Private Banking client category, the Private Bank has a distinct client coverage team approach with relationship and investment managers supported by client service executives assisting clients with wealth management services and open-architecture products. In addition, in Germany, Deutsche Oppenheim Family Offices AG provides family office services, discretionary funds and advisory solutions.

The expansion of digital capabilities remains a strong focus across the businesses as a significant change in client behavior towards digital channels is observed. The Private Bank will continue to optimize the omni-channel mix in the future in order to provide customers with the most convenient access to products and services.

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Asset Management

Corporate Division Overview

With € 1.0 trillion of assets under management as of December 31, 2024, the Asset Management division, which operates under the brand DWS, aspires to be a leading asset manager. DWS serves a diverse client base of retail and institutional investors worldwide, with a strong presence in the bank’s home market in Germany. These clients include large government institutions, corporations and foundations as well as individual investors. As a regulated asset manager, DWS acts as a fiduciary for clients and is conscious of its societal impact. Responsible investing has been an important part of DWS’s heritage for more than twenty years, and it is committed to act and invest in its clients’ best interest.

Deutsche Bank retains 79.49% ownership interest in DWS, and asset management remains a core business for the Group. The shares of DWS are listed on the Frankfurt stock exchange.

There have been no significant capital expenditures since January 1, 2022.

Products and Services

DWS offers individuals and institutions access to investment capabilities across all major asset classes in active equity, fixed income, cash, multi asset and systematic and quantitative investments as well as passive investments including Xtrackers range and alternative investments. Alternative investments include real estate, infrastructure, liquid real assets and sustainable investments. In addition, DWS’s solution strategies are targeted to client needs that cannot be addressed by traditional asset classes alone. Such services include insurance and pension solutions, asset-liability management, portfolio management solutions and asset allocation advisory.

Distribution Channels and Marketing

DWS product offerings are managed by a global investment platform and distributed across EMEA, the Americas and Asia Pacific through a global distribution network. DWS also leverages third-party distribution channels, including other divisions of Deutsche Bank Group.

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Infrastructure

The Infrastructure functions perform control and service activities for the businesses, including tasks relating to Group-wide, cross-divisional resource-planning, steering and control, as well as tasks relating to risk, liquidity and capital management.

The Infrastructure functions are organized into the following areas of responsibility linked to a dedicated member of the Management Board:

– Chief Executive Office

– Chief Financial Office

– Chief Risk Office

– Chief Operating Office

– Compliance & Anti-Financial Crime

– Legal & Group Governance

– Technology, Data and Innovation

Infrastructure also includes Communications & Corporate Social Responsibility, Chief Sustainability Office, Group Audit, Global Procurement, Global Real Estate, Human Resources and Investor Relations.

In the first quarter of 2023, the bank introduced a Driver-Based Cost Management methodology for the allocation of costs originated in respective infrastructure functions which aims to provide transparency over the drivers of Infrastructure costs and links costs more closely to service consumption by segments. During 2023, costs relating to Infrastructure functions were allocated using an actuals to plan approach, with the exception of technology development costs which were charged to the divisions based on actual expenditures. Beginning 2024, all infrastructure costs were charged to divisions based on actual costs and service consumption in support of the bank’s continued focus on cost discipline.

Significant capital expenditures and divestitures

Information on each corporate division’s significant capital expenditures and divestitures for the last three financial years has been included in the above descriptions of the corporate divisions.

Since January 1, 2022, there have been no public takeover offers by third parties with respect to Deutsche Bank’s shares.

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Results of operations

Consolidated results of operations

The following discussion and analysis should be read in conjunction with the consolidated financial statements.

Condensed consolidated statement of income

in € m.				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
(unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Net interest income	13,065	13,602	13,650	(536)	(4)	(48)	(0)
Provision for credit losses	1,830	1,505	1,226	325	22	280	23
Net interest income after provision for credit losses	11,235	12,097	12,425	(861)	(7)	(328)	(3)
Net commissions and fee income¹	10,372	9,206	9,838	1,166	13	(632)	(6)
Net gains (losses) on financial assets/liabilities at fair value through profit or loss¹	5,987	4,947	2,999	1,040	21	1,948	65
Net gains (losses) on financial assets at fair value through other comprehensive income	48	(0)	(216)	49	N/M	216	(100)
Net gains (losses) on financial assets at amortized cost	(11)	(96)	(2)	85	(89)	(94)	N/M
Net income (loss) from equity method investments	12	(38)	152	49	N/M	(190)	N/M
Other income (loss)	619	1,259	789	(640)	(51)	469	59
Total noninterest income	17,027	15,277	13,560	1,750	11	1,717	13
Memo: Total net revenues²	30,092	28,879	27,210	1,214	4	1,669	6
Compensation and benefits	11,731	11,131	10,712	601	5	418	4
General and administrative expenses	11,243	10,112	9,728	1,131	11	384	4
Impairment of goodwill and other intangible assets	0	233	68	(233)	N/M	165	N/M
Restructuring activities	(3)	220	(118)	(223)	N/M	338	N/M
Total noninterest expenses	22,971	21,695	20,390	1,276	6	1,305	6
Profit (loss) before tax	5,291	5,678	5,594	(387)	(7)	84	2
Income tax expense (benefit)	1,786	787	(64)	1,000	127	851	N/M
Profit (loss)	3,505	4,892	5,659	(1,387)	(28)	(767)	(14)
Profit (loss) attributable to noncontrolling interests	139	119	134	19	16	(15)	(11)
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	3,366	4,772	5,525	(1,406)	(29)	(753)	(14)
Profit (loss) attributable to additional equity components	668	560	500	108	19	60	12
Profit (loss) attributable to Deutsche Bank shareholders	2,698	4,212	5,025	(1,514)	(36)	(813)	(16)

N/M – Not meaningful

1 For further details please refer to Note 1 “Material accounting policies and critical accounting estimates” of this report

2 Total net revenues defined as net interest income before provision for credit losses plus noninterest income

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Annual Report 2024

Net interest income

in € m.				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
(unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Total interest and similar income	49,358	44,074	24,299	5,284	12	19,775	81
Total interest expenses	36,292	30,472	10,649	5,820	19	19,823	186
Net interest income	13,065	13,602	13,650	(536)	(4)	(48)	(0)
Average interest-earning assets[1]	996,118	970,924	982,709	25,194	3	(11,785)	(1)
Average interest-bearing liabilities[1]	797,143	735,576	725,268	61,567	8	10,308	1
Gross interest yield[2]	4.95%	4.52%	2.33%	0.43ppt	10	2.19ppt	94
Gross interest rate paid[3]	4.54%	4.12%	1.27%	0.42ppt	10	2.85ppt	N/M
Net interest spread[4]	0.40%	0.40%	1.06%	0.00ppt	0	(0.66)ppt	(62)
Net interest margin[5]	1.31%	1.40%	1.39%	(0.09)ppt	(6)	0.01ppt	1

N/M – Not meaningful

ppt – Percentage points

1 Average balances for the year calculated based on month-end balances

2 Gross interest yield as the average interest rate earned on average interest-earning assets

3 Gross interest rate paid as the average interest rate paid on average interest-bearing liabilities

4 Net interest spread as the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities

5 Net interest margin as net interest income as a percentage of average interest-earning assets

2024

Net interest income was € 13.1 billion in 2024, a decrease of € 536 million compared to 2023 primarily driven by a further normalization of the interest rate environment and the discontinuation of the minimum reserve remuneration. Net interest income included interest expenses of € 144 million under the Targeted Long-Term Refinancing Operation III (TLTRO III) program in 2024, whereas 2023 included interest expenses of € 741 million under this program. Overall, the bank’s net interest margin was at 1.3% in 2024, down 9 basis points compared to the prior year.

2023

Net interest income was € 13.6 billion in 2023, a decrease of € 48 million compared to 2022 primarily driven by higher interest rates on deposits, which were partly offset by the benefits of higher interest rates on loans. Net interest income included interest expenses of € 741 million under the Targeted Long-Term Refinancing Operation III (TLTRO III) program in 2023, whereas 2022 included interest income of € 211 million under this program. Overall, the bank's net interest margin was at 1.4% in 2023, up 1 basis point compared to the prior year.

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Net gains (losses) on financial assets/liabilities at fair value through profit or loss

in € m.				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
(unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Trading income	5,894	4,878	2,782	1,016	21	2,096	75
Net gains (losses) on non-trading financial assets mandatory at fair value through profit or loss	(65)	217	(61)	(282)	N/M	278	N/M
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	158	(148)	277	306	N/M	(426)	N/M
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,987	4,947	2,999	1,040	21	1,948	65

N/M – Not meaningful

2024

Net gains on financial assets/liabilities at fair value through profit or loss amounted to € 6.0 billion in 2024, compared to € 4.9 billion in 2023, reflecting an increase of € 1.0 billion, or 21%. This increase was primarily driven by positive impacts from interest rate hedges in Corporate & Other. Asset Management benefited from positive valuation adjustments primarily on guaranteed funds, which had a corresponding offset in other income. These gains are partly offset by changes in the market valuation of derivatives in the Investment Bank.

2023

Net gains on financial assets/liabilities at fair value through profit or loss were € 4.9 billion in 2023, compared to € 3.0 billion in 2022. The increase of € 1.9 billion, or 65% was driven by positive impacts from interest rate hedges in Corporate & Other and an increase in Asset Management from valuation adjustments on guaranteed funds, which had a corresponding offset in other income. The Investment Bank benefited from the non-recurrence of prior year losses on loan commitments and hedge activities in 2023. These drivers were partly offset by decreases in the Private Bank, mainly due to lower mark-to-market impacts from hedge activities, which had a partial offsetting effect in other income, and revaluation losses in the Corporate Bank compared to gains in the prior year.

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Annual Report 2024

Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss

The bank’s trading and risk management activities include interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments at fair value through profit or loss (i.e., coupon and dividend income) and the costs of funding net trading positions are part of net interest income. The bank’s trading activities can periodically shift income between net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies.

In order to provide a more business focused discussion, the following table presents net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by corporate division.

in € m.				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
(unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Net interest income	13,065	13,602	13,650	(536)	(4)	(48)	(0)
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,987	4,947	2,999	1,040	21	1,948	65
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	19,052	18,549	16,649	504	3	1,899	11

Breakdown by corporate division:[1]
Corporate Bank	4,919	5,067	3,720	(147)	(3)	1,346	36
Investment Bank	8,395	8,102	8,265	293	4	(163)	(2)
Private Bank	5,998	6,377	6,610	(379)	(6)	(233)	(4)
Asset Management	269	(11)	(250)	280	N/M	239	(95)
Corporate & Other	(529)	(986)	(1,696)	457	(46)	710	(42)
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	19,052	18,549	16,649	504	3	1,899	11

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1 This breakdown reflects net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss; for a discussion of the corporate divisions’ total revenues by product please refer to Note 4 “Business Segments and related information” of this report

2024

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss amounted to € 19.1 billion in 2024, compared to € 18.5 billion in 2023. The increase of € 0.5 billion compared to the prior year was mainly driven by higher net gains on financial assets/liabilities at fair value through profit or loss. The Investment Bank recorded an increase of € 0.3 billion, primarily driven by higher net interest income partly offset by lower net gains on financial assets/liabilities mainly from a lower mark-to-market from derivatives in FIC Ex-Financing. Net interest income and net gains (losses) in Asset Management increased by € 0.3 billion, reflecting a more favorable valuation adjustment primarily on guaranteed funds with offset in other income. In the Private Bank, net interest income and net gains (losses) decreased by € 0.4 billion, mainly due to higher funding costs and hedging activities partially offset by growth in deposits and lending. In the Corporate Bank, net interest income and net gains (losses) decreased by € 0.1 billion, primarily due to lower interest income and higher funding costs. The overall increase was predominantly supported by Corporate & Other, which recorded an improvement of approximately € 0.5 billion, primarily benefiting from positive impacts from interest rate hedges.

2023

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 18.5 billion in 2023, compared to € 16.6 billion in 2022, an increase of € 1.9 billion. This impact was largely attributable to an overall increase in net interest income and positive impacts from interest rate hedges. In the Corporate Bank, total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss increased by € 1.3 billion, primarily due to higher net interest income driven by an improved interest rate environment and continued pricing discipline. Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss in Investment Bank decreased by € 0.2 billion due to lower net interest income, partly offset by mark-to-market gains on derivatives in FIC. Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss in the Private Bank decreased by € 0.2 billion compared to 2022, driven by mark-to-market impacts from hedge activities, with an offsetting effect in other income, partly offset by higher interest income from an improved interest rate environment. The overall movement was supported by positive impacts in Corporate & Other amounting to approximately € 0.7 billion, including benefits from interest rate hedges, as well as in Asset Management of € 0.2 billion, mainly from a more favorable change in the fair value of guarantees.

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Provision for credit losses

2024

Provision for credit losses was € 1.8 billion in 2024, up from € 1.5 billion in 2023 and 38 basis points (bps) of average loans, in line with the guidance the bank provided after the third quarter. The increase was driven by cyclical events in the commercial real estate sector, certain larger corporate credit events and temporary effects following the Postbank integration. The wider portfolios performed broadly in line with expectations despite the challenging macroeconomic and interest rate environment.

2023

Provision for credit losses was € 1.5 billion in 2023, up from € 1.2 billion in 2022 or 31 basis points of average loans reflecting the continued challenging macroeconomic and interest rate conditions for parts of the credit portfolio during the year. In particular, the Commercial Real Estate sector, and specifically the office sector, was affected by a post-COVID-19-pandemic-driven change in demand and came under further pressure from interest rate increases, which led to higher refinancing risks. Provision for non-performing loans related to Stage 3 was € 1.5 billion, spread across various regions and segments, including a notable share of € 400 million related to Commercial Real Estate, especially affecting the Investment Bank. Stage 1 and Stage 2 provision for performing loans was a release of € 33 million, driven by an improved macro-economic outlook compared to 2022 and benefits from model-related changes.

The sections “Segment results of operations” and “Risk Report” provide further details on provision for credit losses.

Remaining noninterest income

in € m.				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
(unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Net commissions and fee income[1]	10,372	9,206	9,838	1,166	13	(632)	(6)
Net gains (losses) on financial assets at fair value through other comprehensive income	48	(0)	(216)	49	N/M	216	(100)
Net gains (losses) on financial assets at amortized cost	(11)	(96)	(2)	85	(89)	(94)	N/M
Net income (loss) from equity method investments	12	(38)	152	49	N/M	(190)	N/M
Other income (loss)	619	1,259	789	(640)	(51)	469	59
Total remaining noninterest income	11,040	10,330	10,561	710	7	(231)	(2)

[1] includes:
Net commissions and fees from fiduciary activities:
Commissions for administration	317	280	300	37	13	(19)	(6)
Commissions for assets under management	4,022	3,700	3,792	322	9	(93)	(2)
Commissions for other securities	433	441	490	(8)	(2)	(49)	(10)
Total	4,772	4,421	4,582	351	8	(161)	(4)
Net commissions, broker’s fees, mark-ups on securities underwriting and other securities activities:
Underwriting and advisory fees	1,669	1,105	1,283	564	51	(179)	(14)
Brokerage fees	455	366	540	89	24	(174)	(32)
Total	2,124	1,471	1,824	653	44	(353)	(19)
Net fees for other customer services	3,476	3,314	3,432	162	5	(119)	(3)
Total net commissions and fee income	10,372	9,206	9,838	1,166	13	(632)	(6)

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

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Net commissions and fee income

2024

Net commissions and fee income was € 10.4 billion in 2024, an increase of € 1.2 billion or 13% compared to 2023. The increase was driven by higher underwriting and advisory fees in Origination & Advisory in the Investment Bank and a particularly strong contribution from the Trade Finance business in the Corporate Bank. In addition, higher management fees in Asset Management from higher assets under management contributed to the increase.

2023

Net commissions and fee income was € 9.2 billion in 2023, a decrease of € 632 million or 6% compared to 2022. The decrease was driven by lower intermediary fees and transactional revenues as well as changes in contractual conditions in the Private Bank and lower fee income in the Investment Bank primarily due to lower Merger & Acquisition activities. In addition, the decrease was also driven by lower management fees from unfavorable market conditions coupled with margin compression in Asset Management.

Net gains (losses) on financial assets at fair value through other comprehensive income

2024

Net gains (losses) on financial assets at fair value through other comprehensive income were € 48 million in 2024 and € (0) million in 2023, mainly driven by a sale of bonds and securities from the strategic liquidity reserve.

2023

Net gains (losses) on financial assets at fair value through other comprehensive income were € (0) million in 2023 and € (216) million in 2022, with the result in 2022 driven by a sale of bonds and securities from the strategic liquidity reserve.

Net gains (losses) on financial assets at amortized cost

2024

Net gains (losses) on financial assets at amortized cost were € (11) million in 2024 compared to € (96) million in 2023, driven by sales primarily related to the hold-to-collect portfolio.

2023

Net gains (losses) on financial assets at amortized cost were € (96) million in 2023 compared to € (2) million in 2022, driven by realized losses on disposal of loans held in the hold to collect portfolio.

Net income (loss) from equity method investments

2024

Net income (loss) from equity method investments was € 12 million in 2024 compared to € (38) million in 2023, an increase of € 49 million, mainly related to an upward valuation of the underlying loan assets in Harvest Fund Management Company Limited.

2023

Net income (loss) from equity method investments was € (38) million in 2023 compared to € 152 million in 2022, a decrease of € 190 million, mainly related to the downward valuation of the underlying loan assets in Huarong Rongde Asset Management Company Limited as well as a gain on exit in 2022 which did not repeat in 2023.

Other income (loss)

2024

Other income (loss) was € 619 million in 2024 compared to € 1.3 billion in 2023. The decrease was primarily related to the market movements in the hedge portfolio compared to gains in 2023.

2023

Other income (loss) was € 1.3 billion in 2023 compared to € 789 million in 2022. The improvement was primarily related to gains in the hedging portfolios and the non-recurrence from gains on disposal of assets held for sale, including a gain from the sale of the Deutsche Bank Financial Advisors business in Italy, as well as from workout activities related to Sal. Oppenheim recognized in other revenues in 2022. This was partly offset by an unfavorable impact from valuation adjustments on fair value of guarantees in Asset Management, which had a corresponding offset in net gains (losses) on financial assets/liabilities at fair value through profit and loss.

17

Deutsche Bank
Annual Report 2024

Noninterest expenses

in € m.				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
(unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Compensation and benefits	11,731	11,131	10,712	601	5	418	4
General and administrative expenses¹	11,243	10,112	9,728	1,131	11	384	4
Impairment of goodwill and other intangible assets	0	233	68	(233)	N/M	165	N/M
Restructuring activities	(3)	220	(118)	(223)	N/M	338	N/M
Total noninterest expenses	22,971	21,695	20,390	1,276	6	1,305	6
N/M – Not meaningful

[1] includes:
Information Technology	3,610	3,755	3,680	(145)	(4)	76	2
Occupancy, furniture and equipment expenses	1,624	1,478	1,429	147	10	49	3
Regulatory, tax & insurance[2]	1,028	1,399	1,285	(371)	(27)	114	9
Professional services	763	899	858	(136)	(15)	41	5
Banking Services and outsourced operations	964	964	881	1	0	82	9
Market Data and Research services	400	374	378	26	7	(4)	(1)
Travel expenses	153	143	110	10	7	33	30
Marketing expenses	149	203	165	(54)	(26)	37	23
Other expenses[3]	2,552	899	943	1,654	184	(44)	(5)
Total general and administrative expenses	11,243	10,112	9,728	1,131	11	384	4

2 Includes bank levy of € 172 million in 2024, € 528 million in 2023 and € 762 million in 2022

3 Includes litigation related expenses of € 2,035 million in 2024, € 311 million in 2023 and € 413 million in 2022. For more details, please refer to Note 27 “Provisions” of this report

Compensation and benefits

2024

Compensation and benefits increased by € 601 million or 5% to € 11.7 billion in 2024 compared to € 11.1 billion in 2023. The increase was driven mainly by higher performance-related compensation, wage growth and increases in internal workforce related to the bank’s targeted investments as part of the bank’s Global Hausbank strategy, as well higher severance costs.

2023

Compensation and benefits increased by € 418 million or 4% to € 11.1 billion in 2023 compared to € 10.7 billion in 2022. The increase was driven mainly by wage growth, an increase in external workforce as well as an increase in severance costs resulting from the accelerated execution of the bank’s Global Hausbank strategy.

General and administrative expenses

2024

General and administrative expenses increased by € 1.1 billion, or 11%, to € 11.2 billion in 2024 compared to € 10.1 billion in 2023. The increase was driven by an increase in other expenses, mainly due to increased litigation charges related to the Postbank takeover litigation matter and the Polish FX Mortgage matters as well as the reversal of the RusChemAlliance indemnification asset. This was partly offset by a decrease in bank levies of € 355 million in 2024, lower fees for professional services and lower expenses in information technology mainly relating to lower vendor costs and lower IT platform costs.

2023

General and administrative expenses increased by € 384 million, or 4%, to € 10.1 billion in 2023 compared to € 9.7 billion in 2022. The increase was driven by higher expenses in information technology mainly relating to increased vendor and software costs as well as higher operational taxes. This was partly offset by lower litigation expenses which decreased by € 103 million, related to a release of litigation provision and a decrease in bank levies of € 235 million.

Impairment of goodwill and other intangible assets

2024

Impairment of goodwill and other intangible assets was € 0 million in 2024 compared to € 233 million in 2023 relating to the impaired goodwill of Numis in the Investment Bank.

2023

Impairment of goodwill and other intangible assets was € 233 million in 2023 relating to the impaired goodwill of Numis in the Investment Bank, compared to € 68 million in 2022 relating to a historic acquisition of an unamortized intangible asset associated with U.S. mutual fund retail contracts in Asset Management.

18

Deutsche Bank
Annual Report 2024

Restructuring

2024

Restructuring activities were a release of € (3) million in 2024 compared to charges of € 220 million in 2023. The development in both periods was primarily driven by Private Bank in the context of the execution of strategic initiatives.

2023

Restructuring activities were charges of € 220 million in 2023 compared to a release of € (118) million in 2022. The charges were driven primarily by Private Bank in the context of the execution of strategic initiatives.

Income tax expense

2024

Income tax expense was € 1.8 billion in 2024, compared to € 787 million in the prior year. The effective tax rate in 2024 of 34% was mainly affected by litigation charges that are non-tax deductible.

2023

Income tax expense was € 787 million in 2023, compared to an income tax benefit of € 64 million in the prior year. The effective tax rate in 2023 of 14% benefited from positive year end deferred tax asset valuation adjustments of € 1.0 billion, largely reflecting continuously strong performance in the UK.

Net profit (loss)

2024

Net profit in 2024 was € 3.5 billion, compared to € 4.9 billion in the prior year. The decrease in net profit was primarily driven by the aforementioned increase in litigation expenses and higher income tax expenses compared to 2023.

2023

Net profit in 2023 was € 4.9 billion, compared to € 5.7 billion in the prior year. The decrease in net profit was primarily driven by the aforementioned increase in income tax expense compared to 2022, including the aforementioned year end deferred tax asset valuation adjustments.

19

Deutsche Bank
Annual Report 2024

Segment results of operations

The following section is a discussion of the results of the business segments. Please refer to Note 4 “Business Segments and related information” to the consolidated financial statements for information regarding:

– Changes in the format of the bank’s segment disclosure

– The framework of the bank’s management reporting systems

Deutsche Bank’s segment reporting follows the organizational structure as reflected in the Group’s internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to them. The segmentation is based on the structure of the Group as of December 31, 2024. Prior years’ comparatives were aligned to the presentation in the current year.

	2024
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Manage- ment	Corporate & Other	Total Consolidated
Net revenues[1]	7,506	10,558	9,386	2,649	(6)	30,092
Provision for credit losses	347	549	851	(1)	83	1,830
Noninterest expenses
Compensation and benefits	1,603	2,682	2,934	919	3,593	11,731
General and administrative expenses	3,481	3,979	4,372	904	(1,494)	11,243
Impairment of goodwill and other intangible assets	0	0	0	0	0	0
Restructuring activities	(1)	(0)	(3)	0	0	(3)
Total noninterest expenses	5,084	6,661	7,304	1,823	2,099	22,971
Noncontrolling interests	0	5	0	194	(199)	0
Profit (loss) before tax	2,075	3,343	1,231	632	(1,989)	5,291

Assets (in € bn)[2]	280	756	324	11	17	1,387
Loans (gross of allowance for loan losses, in € bn)	117	110	257	0	0	485
Additions to non-current assets	12	3	160	30	1,884	2,091
Deposits (in € bn)	313	22	320	0	11	666
Average allocated shareholders' equity	11,682	23,672	13,990	5,329	10,089	64,763

Risk-weighted assets (in € bn)	78	130	97	18	34	357
of which: operational risk RWA (in € bn)[3]	11	15	14	5	13	58
Leverage exposure (in € bn)	339	593	336	10	38	1,316
Employees (full-time equivalent)	26,317	20,107	37,072	5,169	1,088	89,753
Post-tax return on average shareholders’ equity[4,5]	11.7%	9.1%	5.2%	8.0%	N/M	4.2%
Post-tax return on average tangible shareholders’ equity[4,5]	12.6%	9.4%	5.2%	18.0%	N/M	4.7%
Cost/income ratio[6]	67.7%	63.1%	77.8%	68.8%	N/M	76.3%

[1] includes:
Net interest income	4,960	3,398	5,786	25	(1,104)	13,065
Net income (loss) from equity method investments	(1)	(46)	21	36	2	12
[2] includes:
Equity method investments	90	379	102	451	6	1,028

N/M – Not meaningful

3 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report

4 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 4 - Business segments and related information” of this report

5 The post-tax return on average shareholders’ equity and average tangible shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 34% for the year ended December 31, 2024; for the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the year ended December 31, 2024; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

6 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

20
Deutsche Bank
Annual Report 2024

	2023
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Manage- ment	Corporate & Other	Total Consolidated
Net revenues[1]	7,718	9,160	9,571	2,383	47	28,879
Provision for credit losses	266	431	783	(1)	26	1,505
Noninterest expenses
Compensation and benefits	1,530	2,526	2,805	891	3,378	11,131
General and administrative expenses	3,122	4,091	4,696	934	(2,731)	10,112
Impairment of goodwill and other intangible assets	0	233	0	0	0	233
Restructuring activities	(4)	(3)	228	0	(1)	220
Total noninterest expenses	4,648	6,847	7,730	1,825	646	21,695
Noncontrolling interests	0	3	0	163	(166)	0
Profit (loss) before tax	2,804	1,879	1,058	396	(459)	5,678

Assets (in € bn)[2]	264	658	331	10	49	1,312
Loans (gross of allowance for loan losses, in € bn)	117	101	261	0	0	479
Additions to non-current assets	13	89	90	73	1,853	2,118
Deposits (in € bn)	289	18	308	0	7	622
Average allocated shareholders' equity	11,547	23,544	13,219	5,157	9,543	63,011

Risk-weighted assets (in € bn)	69	140	86	15	40	350
of which: operational risk RWA (in € bn)[3]	6	22	8	3	19	57
Leverage exposure (in € bn)	307	546	339	10	39	1,240
Employees (full-time equivalent)	25,439	20,063	38,411	4,963	1,254	90,130
Post-tax return on average shareholders’ equity[4,5]	16.6%	4.8%	4.8%	5.1%	N/M	6.7%
Post-tax return on average tangible shareholders’ equity[4,5]	17.8%	4.9%	5.2%	12.0%	N/M	7.4%
Cost/income ratio[6]	60.2%	74.7%	80.8%	76.6%	N/M	75.1%

[1] includes:
Net interest income	5,115	3,013	6,156	(124)	(557)	13,602
Net income (loss) from equity method investments	(6)	(70)	(5)	42	2	(38)
[2] includes:
Equity method investments	91	413	84	420	5	1,013

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

3 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report

4 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 4 - Business segments and related information” of this report

5 The post-tax return on average shareholders’ equity and average tangible shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 14% for the year ended December 31, 2023; for the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the year ended December 31, 2023; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

6 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

21

Deutsche Bank
Annual Report 2024

	2022
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Manage- ment	Corporate & Other	Total Consolidated
Net revenues[1]	6,337	10,016	9,152	2,608	(902)	27,210
Provision for credit losses	335	319	583	(2)	(9)	1,226
Noninterest expenses
Compensation and benefits	1,416	2,379	2,783	899	3,235	10,712
General and administrative expenses	2,790	4,061	4,193	883	(2,199)	9,728
Impairment of goodwill and other intangible assets	0	0	0	68	0	68
Restructuring activities	(19)	15	(113)	0	(2)	(118)
Total noninterest expenses	4,187	6,455	6,863	1,850	1,035	20,390
Noncontrolling interests	0	15	0	174	(190)	0
Profit (loss) before tax	1,816	3,228	1,705	585	(1,739)	5,594

Assets (in € bn)[2]	258	677	333	10	60	1,337
Loans (gross of allowance for loan losses, in € bn)	122	103	265	0	(1)	489
Additions to non-current assets	3	4	177	41	2,267	2,494
Deposits (in € bn)	289	16	317	0	(1)	621
Average allocated shareholders' equity	11,668	22,478	12,945	5,437	7,465	59,994

Risk-weighted assets (in € bn)	74	139	88	13	46	360
of which: operational risk RWA (in € bn)[3]	5	23	8	3	19	58
Leverage exposure (in € bn)	321	530	344	9	36	1,240
Employees (full-time equivalent)	22,621	17,946	37,710	4,778	1,876	84,930
Post-tax return on average shareholders’ equity[4,5]	10.3%	9.3%	8.6%	7.3%	N/M	8.4%
Post-tax return on average tangible shareholders’ equity[4,5]	11.1%	9.6%	9.2%	17.0%	N/M	9.4%
Cost/income ratio[6]	66.1%	64.4%	75.0%	70.9%	N/M	74.9%

[1] includes:
Net interest income	3,628	3,467	5,222	(65)	1,399	13,650
Net income (loss) from equity method investments	4	50	27	66	6	152
[2] includes:
Equity method investments	90	501	99	415	20	1,124

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

3 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report

4 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 4 - Business segments and related information” of this report

5 The post-tax return on average shareholders’ equity and average tangible shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was (1)% for the year ended December 31, 2022; for the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the year ended December 31, 2022; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

6 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

22

Deutsche Bank
Annual Report 2024

Corporate Bank

				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
in € m. (unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Net revenues
Corporate Treasury Services	4,223	4,399	3,827	(176)	(4)	572	15
Institutional Client Services	1,956	1,895	1,580	62	3	314	20
Business Banking	1,326	1,424	930	(98)	(7)	494	53
Total net revenues	7,506	7,718	6,337	(212)	(3)	1,381	22
Of which:
Net interest income	4,960	5,115	3,628	(154)	(3)	1,487	41
Net commissions and fee income	2,434	2,328	2,356	106	5	(28)	(1)
Remaining income	111	275	354	(164)	(59)	(79)	(22)
Provision for credit losses	347	266	335	81	30	(68)	(20)
Noninterest expenses
Compensation and benefits	1,603	1,530	1,416	73	5	114	8
General and administrative expenses	3,481	3,122	2,790	359	12	332	12
Impairment of goodwill and other intangible assets	0	0	0	0	N/M	0	N/M
Restructuring activities	(1)	(4)	(19)	4	(86)	15	(77)
Total noninterest expenses	5,084	4,648	4,187	436	9	461	11
Noncontrolling interests	0	0	0	0	N/M	0	N/M
Profit (loss) before tax	2,075	2,804	1,816	(729)	(26)	988	54

Employees (front office, full-time equivalent)[1]	7,943	7,682	7,332	261	3	350	5
Employees (business-aligned operations, full-time equivalent)[1]	8,089	7,976	7,114	113	1	862	12
Employees (allocated central infrastructure, full-time equivalent)[1]	10,285	9,781	8,175	504	5	1,606	20
Total employees (full-time equivalent)[1]	26,317	25,439	22,621	878	3	2,818	12
Total assets (in € bn)[1,2]	280	264	258	16	6	6	2
Risk-weighted assets (in € bn)[1]	78	69	74	9	13	(5)	(7)
of which: operational risk RWA (in € bn)[1,3]	11	6	5	5	94	0	5
Leverage exposure (in € bn)[1]	339	307	321	33	11	(14)	(4)
Deposits (in € bn)[1]	313	289	289	23	8	1	0
Loans (gross of allowance for loan losses, in € bn)[1]	117	117	122	(0)	(0)	(5)	(4)
Cost/income ratio[4]	67.7%	60.2%	66.1%	N/M	7.5ppt	N/M	(5.8)ppt
Post-tax return on average shareholders' equity[5,6]	11.7%	16.6%	10.3%	N/M	(4.8)ppt	N/M	6.2ppt
Post-tax return on average tangible shareholders’ equity[5,6]	12.6%	17.8%	11.1%	N/M	(5.3)ppt	N/M	6.8ppt

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1 As of year-end

2 Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances

3 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report

4 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

5 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 4 - Business segments and related information” of this report

6 For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2024, 2023 and 2022; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

23

Deutsche Bank
Annual Report 2024

2024

Profit before tax was € 2.1 billion in 2024, down by 26% from 2023, primarily driven by higher noninterest expenses. Post-tax return on average shareholders’ equity was 11.7%, down from 16.6% in the prior year, and post-tax return on average tangible shareholders’ equity was 12.6%, down from 17.8%. The cost/income ratio was 68%, up from 60% in 2023.

Net revenues were € 7.5 billion, 3% lower year on year as the normalization of deposit margins was mostly offset by higher deposit volumes and growth in net commissions and fee income. Corporate Treasury Services revenues were € 4.2 billion, down 4% year on year, driven by lower deposit margins mostly offset by higher deposit volumes and growth in net commissions and fee income. Institutional Client Services revenues rose 3% year on year to € 2.0 billion, driven by growth in Securities Services and Trust and Agency Services. Business Banking revenues were € 1.3 billion, down 7% year on year, driven by the normalization of deposit margins.

Provision for credit losses was € 347 million in 2024, or 30 basis points of average loans, up from € 266 million in the last year, mainly driven by certain larger corporate credit events.

Noninterest expenses were € 5.1 billion, up 9% year on year, driven by a litigation item, while adjusted costs rose 2% year on year to € 4.6 billion driven by higher internal service cost allocations and front office investments.

2023

Profit before tax of the Corporate Bank was € 2.8 billion for the full year 2023, up from € 1.8 billion in 2022, driven by higher revenues and lower provision for credit losses, partly offset by higher noninterest expenses. Post-tax return on average shareholders’ equity was 16.6%, up from 10.3% in the prior year. Post-tax return on average tangible shareholders’ equity was 17.8%, up from 11.1% in the prior year. The cost/income ratio was 60%, down from 66% in 2022.

Net revenues were € 7.7 billion, 22% higher year on year, driven by increased interest rates and continued pricing discipline, while net commissions and fee income remained essentially flat. Corporate Treasury Services revenues were € 4.4 billion, up 15% year on year, Institutional Client Services revenues rose 20% year on year to € 1.9 billion and Business Banking revenues were € 1.4 billion, up 53% year on year.

Provision for credit losses in 2023 was € 266 million, or 23 basis points of average loans, compared to provisions of € 335 million, or 28 basis points of average loans, in 2022. The reduction reflects releases of Stage 1 and 2 provisions driven by improved macroeconomic outlook and model changes.

Noninterest expenses were € 4.6 billion, up 11% year on year, mainly due to increased nonoperating costs, internal service cost allocations and noncompensation direct costs.

24

Deutsche Bank
Annual Report 2024

Investment Bank

				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
in € m. (unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Net revenues
Fixed Income & Currencies (FIC)	8,610	7,893	8,861	717	9	(968)	(11)
Fixed Income & Currencies: Financing	3,205	2,867	2,953	339	12	(86)	(3)
Fixed Income & Currencies: Ex-Financing	5,405	5,026	5,909	378	8	(882)	(15)
Origination & Advisory	2,012	1,246	998	765	61	249	25
Debt Origination	1,290	843	412	447	53	431	105
Equity Origination	187	102	101	84	82	1	1
Advisory	535	301	485	234	78	(184)	(38)
Research and Other	(64)	21	157	(85)	N/M	(136)	(87)
Total net revenues	10,558	9,160	10,016	1,398	15	(856)	(9)
Provision for credit losses	549	431	319	119	28	112	35
Noninterest expenses
Compensation and benefits	2,682	2,526	2,379	155	6	147	6
General and administrative expenses	3,979	4,091	4,061	(111)	(3)	30	1
Impairment of goodwill and other intangible assets	0	233	0	(233)	N/M	233	N/M
Restructuring activities	(0)	(3)	15	3	(98)	(18)	N/M
Total noninterest expenses	6,661	6,847	6,455	(186)	(3)	391	6
Noncontrolling interests	5	3	15	2	52	(12)	(79)
Profit (loss) before tax	3,343	1,879	3,228	1,463	78	(1,348)	(42)

Employees (front office, full-time equivalent)[1]	4,869	4,843	4,333	26	1	510	12
Employees (business-aligned operations, full-time equivalent)[1]	3,129	3,120	2,811	9	0	309	11
Employees (allocated central infrastructure, full-time equivalent)[1]	12,109	12,101	10,802	8	0	1,299	12
Total employees (full-time equivalent)[1]	20,107	20,063	17,946	44	0	2,117	12
Total assets (in € bn)[1,2]	756	658	677	98	15	(18)	(3)
Risk-weighted assets (in € bn)[1]	130	140	139	(10)	(7)	0	0
of which: operational risk RWA (in € bn)[1,3]	15	22	23	(7)	(32)	(2)	(7)
Leverage exposure (in € bn)[1]	593	546	530	46	8	17	3
Deposits (in € bn)[1]	22	18	16	4	23	1	9
Loans (gross of allowance for loan losses, in € bn)[1]	110	101	103	9	9	(2)	(2)
Cost/income ratio[4]	63.1%	74.7%	64.4%	N/M	(11.6)ppt	N/M	10.3ppt
Post-tax return on average shareholders’ equity[5,6]	9.1%	4.8%	9.3%	N/M	4.3ppt	N/M	(4.5)ppt
Post-tax return on average tangible shareholders’ equity[5,6]	9.4%	4.9%	9.6%	N/M	4.4ppt	N/M	(4.6)ppt

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1 As of year-end

2 Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances

3 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report

4 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

5 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 4 - Business segments and related information” of this report

6 For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2024, 2023 and 2022; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

25

Deutsche Bank
Annual Report 2024

2024

Profit before tax was € 3.3 billion in 2024, up by 78% year on year, with growth across both Fixed Income and Currencies (FIC) and Origination & Advisory revenues, combined with the non-repeat of a goodwill impairment in 2023, partially offset by higher provision for credit losses in 2024. Post-tax return on average shareholders’ equity was 9.1%, up from 4.8% in 2023, and post-tax return on average tangible shareholders’ equity was 9.4%, up from 4.9%. The cost/income ratio was 63%, down from 75% in 2023.

Net revenues were € 10.6 billion, 15% higher year on year reflecting market share gains in a growing Origination & Advisory fee pool, as well as strength in FIC. FIC ex. Financing revenues were € 5.4 billion, an increase of 8% year on year benefiting from strength in Credit Trading and increased client engagement more broadly. FIC Financing revenues grew 12% to € 3.2 billion driven by both increased net interest income and higher commission and fees. Origination & Advisory revenues rose 61% year on year to € 2.0 billion primary due to increasing market share by around 50 basis points, combined with industry fee pool growth during the year (source: Dealogic).

Provision for credit losses was € 549 million in the year, or 52 basis points of average loans, and significantly higher year on year, reflecting increased Stage 3 provisions, primarily in CRE.

Noninterest expenses were € 6.7 billion in 2024, down 3% year on year, mainly reflecting the non-repeat of a goodwill impairment in 2023. Adjusted costs were essentially flat at € 6.4 billion, with the full year impact of strategic investments in the second half of 2023 and adverse FX impact largely offset by a reduction in bank levies.

2023

Profit before tax in 2023 was € 1.9 billion, down € 1.3 billion, or 42% compared to 2022. This reflects a decline in FIC revenues compared to a very strong prior year, higher costs driven by strategic investments into the business, including the acquisition of Numis, and increased provision for credit losses. Post-tax return on average shareholders’ equity was 4.8%, down from 9.3% in the prior year. Post-tax return on average tangible shareholders’ equity was 4.9%, down from 9.6% in the prior year. The cost/income ratio in 2023 was 75%, compared to 64% in 2022.

Net revenues were € 9.2 billion, a decrease of € 856 million, or 9% year on year. Revenues in FIC were € 7.9 billion, down € 968 million, or 11% compared to 2022, which was the best FIC revenue performance in a decade. Revenues in Rates, Emerging Markets and Foreign Exchange were all significantly lower, reflecting reduced levels of market volatility and activity. Credit Trading revenues were significantly higher due to the improved performance of Credit Flow following investments into the business. Financing revenues were robust and essentially flat to the prior year.

Origination & Advisory revenues were € 1.2 billion, an increase of € 249 million, or 25% year on year. This was primarily driven by the non-recurrence of material leveraged lending markdowns in Leveraged Debt Capital Markets. Investment Grade debt revenues were lower, reflecting a decline in the industry fee pool (source: Dealogic). Advisory revenues were significantly lower due to reduced levels of announced deals coming into 2023. Equity Origination revenues were essentially flat to the prior year.

Research and Other revenues were € 21 million, compared to positive € 157 million in 2022. The year on year decrease was materially driven by a loss of € 47 million relating to the impact of debt valuation adjustments on certain derivative liabilities versus a gain of € 49 million in the prior year.

Provision for credit losses was € 431 million, or 42 basis points of average loans, an increase of € 112 million year on year due to increased levels of stage 3 impairments, primarily in relation to Commercial Real Estate.

Noninterest expenses in 2023 were € 6.8 billion, an increase of € 391 million or 6% year on year, primarily driven by an impairment of Goodwill due to the Numis acquisition, as well as strategic investments made across the business and in line with the previously communicated strategy.

26

Deutsche Bank
Annual Report 2024

Private Bank

				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
in € m. (unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Net revenues:
Personal Banking	5,304	5,570	5,005	(267)	(5)	566	11
Wealth Management & Private Banking	4,082	4,000	4,147	82	2	(147)	(4)
Total net revenues	9,386	9,571	9,152	(185)	(2)	419	5
of which:
Net interest income	5,786	6,156	5,222	(370)	(6)	934	18
Net commissions and fee income	2,956	2,852	3,155	104	4	(303)	(10)
Remaining income	643	563	775	80	14	(212)	(27)
Provision for credit losses	851	783	583	68	9	201	34
Noninterest expenses:
Compensation and benefits	2,934	2,805	2,783	130	5	22	1
General and administrative expenses	4,372	4,696	4,193	(324)	(7)	503	12
Impairment of goodwill and other intangible assets	0	0	0	0	N/M	0	N/M
Restructuring activities	(3)	228	(113)	(231)	N/M	341	N/M
Total noninterest expenses	7,304	7,730	6,863	(426)	(6)	866	13
Noncontrolling interests	0	0	0	(0)	(45)	(0)	(12)
Profit (loss) before tax	1,231	1,058	1,705	173	16	(648)	(38)

Employees (front office, full-time equivalent)[1]	16,961	18,403	18,853	(1,442)	(8)	(450)	(2)
Employees (business-aligned operations, full-time equivalent)[1]	7,917	7,802	8,018	115	1	(216)	(3)
Employees (allocated central infrastructure, full-time equivalent)[1]	12,193	12,205	10,839	(12)	(0)	1,366	13
Total employees (full-time equivalent)[1]	37,072	38,411	37,710	(1,339)	(3)	701	2
Total assets (in € bn)[1,2]	324	331	333	(7)	(2)	(2)	(1)
Risk-weighted assets (in € bn)[1]	97	86	88	11	13	(1)	(2)
of which: operational risk RWA (in € bn)[1,3]	14	8	8	7	88	0	0
Leverage exposure (in € bn)[1]	336	339	344	(2)	(1)	(6)	(2)
Deposits (in € bn)[1]	320	308	317	13	4	(10)	(3)
Loans (gross of allowance for loan losses, in € bn)[1]	257	261	265	(4)	(1)	(4)	(1)
Assets under Management (in € bn)[1,4]	633	578	543	55	10	35	6
Net flows (in € bn)	29	23	31	6	26	(8)	(26)
Cost/income ratio[5]	77.8%	80.8%	75.0%	N/M	(2.9)ppt	N/M	5.8ppt
Post-tax return on average shareholders' equity[6,7]	5.2%	4.8%	8.6%	N/M	0.4ppt	N/M	(3.8)ppt
Post-tax return on average tangible shareholders’ equity[6,7]	5.2%	5.2%	9.2%	N/M	0.1ppt	N/M	(4.0)ppt

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1 As of year-end

2 Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances

3 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report

4 Assets under Management include assets held on behalf of customers for investment purposes and/or client assets that are advised or managed by Deutsche Bank. They are managed on a discretionary or advisory basis or are deposited with the bank. Deposits are considered Assets under Management if they serve investment purposes. In Personal Banking, this includes Term deposits and Savings deposits. In Wealth Management & Private Banking (excl. Business Banking), it is assumed that all customer deposits are held with the bank primarily for investment purposes and accordingly are classified as Assets under Management. Within the Private Bank business ‘Wealth Management & Private Banking’, private clients benefit from a wider product range with increased emphasis on investment advice. As a result, starting 2024, demand deposits of Private Banking in Germany were reclassified to Assets under Management, ensuring a consistent treatment within ‘Wealth Management & Private Banking’. In instances in which Private Bank distributes investment products qualifying as Assets under Management which are managed by DWS, these assets are reported as Assets under Management for Private Bank and for Asset Management (DWS) because they are two distinct, independent qualifying services

5 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

6 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 4 - Business segments and related information” of this report

7 For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2024, 2023 and 2022; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

2024

Private Bank reported a profit before tax of € 1.2 billion in 2024, up € 173 million or 16% year on year reflecting slightly lower noninterest expenses. Post-tax return on average shareholders’ equity increased to 5.2% compared to 4.8% in 2023, while post-tax return on average tangible shareholders’ equity remained the same at 5.2%. The cost/income ratio of 78%, improved compared to 81% in the prior year.

Net revenues were € 9.4 billion in 2024, down 2% year on year. Net interest income declined by 6% in an environment of normalizing interest rates; this was partly offset by growth in investment products, reflecting the Private Bank’s strategy of growing noninterest income.

In Personal Banking, net revenues were down 5% year on year to € 5.3 billion in 2024, reflecting continued higher funding costs, including the impact from minimum reserves, certain hedging costs and higher Group neutral central treasury allocation to the segment. These impacts were partly offset by growth in deposit revenues during 2024.

27

Deutsche Bank
Annual Report 2024

In Wealth Management & Private Banking, net revenues grew by 2% year on year to € 4.1 billion in 2024. Higher investment product revenues, as well as slightly higher lending revenues, were partially offset by lower deposit revenues.

Provision for credit losses was € 851 million, or 33 basis points of average loans, compared to 30 basis points of average loans in the prior year. The increase mainly reflected the continued elevated transitory effects from Postbank integration. Overall, the quality of the segment’s portfolios remains very solid.

Noninterest expenses were € 7.3 billion in 2024, down 6% year-on-year including lower direct restructuring and severance cost and the nonrecurrence of provisions for individual litigation cases. The improvement in adjusted cost by 4% to 7.0 billion in 2024 reflecting normalized investment spend and benefits from transformation initiatives including workforce reductions and the closure of 125 branches in 2024, as well as lower regulatory costs, partially offset by inflation impacts.

Assets under management were € 633 billion at year end 2024, up € 55 billion in the year. The increase was mainly supported by net inflows of € 29 billion, as well as € 20 billion positive market movements, and € 9 billion of positive foreign exchange movements.

2023

Private Bank recorded a profit before tax of € 1.1 billion in 2023, compared to € 1.7 billion in the prior year, a decline of 38%. The year-on-year development reflected significant nonoperating costs and revenue items. Nonoperating costs were € 468 million in 2023, compared to a benefit of € 147 million in 2022. Furthermore, 2022 revenues included € 430 million in specific items which did not recur in 2023. These items impacted key ratios, with the cost/income ratio rising to 81%, from 75% in the prior year, while post-tax return on average shareholders’ equity declined to 4.8%, from 8.6% in 2022 and post-tax return on average tangible shareholders’ equity declined to 5.2%, from 9.2% in the prior year. Excluding nonoperating cost and specific revenue items, profit before tax would have been up 35% year on year.

Net revenues were € 9.6 billion, up 5% year on year, or up 10% if adjusted for the non-recurrence of the aforementioned € 430 million of specific items from last year. These included a gain of approximately € 310 million from the sale of the Deutsche Bank Financial Advisors business in Italy, and positive impacts from Sal. Oppenheim workout activities. Revenue growth was driven by higher net interest income from deposit products, partly offset by lower fee income and lower loan revenues in a rising interest rate environment. The Private Bank attracted net inflows into assets under management of € 23 billion in 2023, with net inflows in both investment products and deposits. Loan development reflected lower client demand, mainly in mortgage loans in Germany and client deleveraging in APAC.

In Personal Banking, net revenues grew by 11% to € 5.6 billion as higher net interest income from deposit products more than offset impacts from lower fee income due to changes in contractual and regulatory conditions.

In Wealth Management & Private Banking, net revenues were € 4.0 billion, down 4% year on year, or up 6% if adjusted for the aforementioned impact of specific items, from non-recurring revenues of approximately € 50 million following the business divestiture in Italy. Higher deposit revenues were offset by lower lending and investment revenues mainly in APAC.

Assets under management in the Private Bank were € 578 billion at year end, up € 35 billion in the year. The increase was mainly driven by net inflows of € 23 billion and by a € 19 billion beneficial impact from higher market levels partly offset by € 4 billion negative impact from foreign exchange rate movements.

Provision for credit losses was € 783 million, or 30 basis points of average loans, compared to € 583 million, or 22 basis points of average loans in the prior year. The increase mainly reflected a more difficult macroeconomic environment, higher impacts of single name losses in the International Private Bank and effects from temporary operational backlog related to the Postbank IT migration, while provision for credit losses in 2022 benefited from releases following sales of non-performing loans. The development of the overall portfolio continued to reflect the high quality of the loan book, especially in the retail businesses, and ongoing tight risk discipline.

Noninterest expenses were € 7.7 billion, up 13% year on year, driven predominantly by the aforementioned € 468 million in nonoperating costs, including restructuring and severance of € 346 million and litigation charges of € 123 million, compared to releases of nonoperating costs of € 147 million in 2022. Adjusted costs, which exclude these items, were up 4%, mainly reflecting investments in Group control functions, strategic initiatives, higher internal cost allocations, Postbank service remediation and inflation impacts. These were partly mitigated by continued savings from transformation programs and reduced regulatory charges.

28

Deutsche Bank
Annual Report 2024

Asset Management

				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
in € m. (unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Net revenues
Management fees	2,479	2,314	2,458	164	7	(143)	(6)
Performance and transaction fees	148	128	125	20	16	2	2
Other	23	(59)	24	82	N/M	(84)	N/M
Total net revenues	2,649	2,383	2,608	267	11	(225)	(9)
Provision for credit losses	(1)	(1)	(2)	0	(23)	1	(50)
Noninterest expenses
Compensation and benefits	919	891	899	28	3	(8)	(1)
General and administrative expenses	904	934	883	(29)	(3)	51	6
Impairment of goodwill and other intangible assets	0	0	68	0	N/M	(68)	N/M
Restructuring activities	0	0	0	(0)	(43)	(0)	(15)
Total noninterest expenses	1,823	1,825	1,850	(1)	(0)	(26)	(1)
Noncontrolling interests	194	163	174	32	20	(12)	(7)
Profit (loss) before tax	632	396	585	236	60	(188)	(32)

Employees (front office, full-time equivalent)[1]	2,069	2,062	2,059	7	0	3	0
Employees (business-aligned operations, full-time equivalent)[1]	2,506	2,325	2,225	181	8	100	4
Employees (allocated central infrastructure, full-time equivalent)[1]	594	576	494	18	3	82	17
Total employees (full-time equivalent)[1]	5,169	4,963	4,778	206	4	185	4
Total assets (in € bn)[1,2]	11	10	10	0	2	0	2
Risk-weighted assets (in € bn)[1]	18	15	13	3	22	2	18
of which: operational risk RWA (in € bn)[1,3]	5	3	3	1	35	0	2
Leverage exposure (in € bn)[1]	10	10	9	0	4	0	3
Assets under Management (in € bn)[1,4]	1,012	896	821	115	13	75	9
Net flows (in € bn)	26	28	(20)	(3)	(9)	48	N/M
Cost/income ratio[5]	68.8%	76.6%	70.9%	N/M	(7.8)ppt	N/M	5.6ppt
Post-tax return on average shareholders' equity[6,7]	8.0%	5.1%	7.3%	N/M	2.9ppt	N/M	(2.2)ppt
Post-tax return on average tangible shareholders’ equity[6,7]	18.0%	12.0%	17.0%	N/M	6.1ppt	N/M	(5.1)ppt

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1 As of year-end

2 Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances

3 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report

4 Assets under Management (AuM) means assets (a) the segment manages on a discretionary or non-discretionary advisory basis; including where it is the management company and portfolio management is outsourced to a third party; and (b) a third party holds or manages and on which the segment provides, on the basis of contract, advice of an ongoing nature including regular or periodic assessment, monitoring and/or review. AuM represent both collective investments (including mutual funds and exchange-traded funds) and separate client mandates. AuM are measured at current market value based on the local regulatory rules for asset managers at each reporting date, which might differ from the fair value rules applicable under IFRS. Measurable levels are available daily for most retail products but may only update monthly, quarterly or even yearly for some products. While AuM do not include the segment’s investments accounted for under equity method, they do include seed capital and any committed capital on which the segment earns management fees. In instances in which Private Bank distributes investment products qualifying as Assets under Management which are managed by DWS, these assets are reported as Assets under Management for Private Bank and for Asset Management (DWS) because they are two distinct, independent qualifying services

5 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

6 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 4 - Business segments and related information” of this report

7 For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2024, 2023 and 2022; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

29

Deutsche Bank
Annual Report 2024

2024

Profit before tax was € 632 million, up 60% from 2023, mainly driven by higher revenues and stable noninterest expenses. Post-tax return on average shareholders’ equity was 8.0%, up from 5.1% in the prior year. Post-tax return on average tangible shareholders’ equity was 18.0%, up from 12.0% in the prior year. The cost/income ratio was 69%, down from 77% in 2023.

Net revenues in 2024 were € 2.6 billion, up 11% compared to 2023. Management fees were € 2.5 billion, up 7% year on year, driven by Active and Passive products from higher average assets under management. Performance and transaction fees increased by 16% to € 148 million, predominately driven by a significant Multi Asset performance fee. Other revenues increased by € 82 million to € 23 million driven by lower treasury funding charges, partly offset by unfavorable outcome of fair value of guarantees.

Noninterest expenses were € 1.8 billion in 2024, essentially flat year on year. Adjusted costs increased by 1%, mainly due to higher compensation and benefits, due to variable compensation and increasing number of employees, as well as higher banking servicing costs driven by a rise in assets under management, partly offset by lower IT costs and professional services fees from adopting a hybrid approach to the platform transformation. Non-operating costs were significantly lower due to lower litigation costs and severance payments compared to 2023.

Net flows were positive € 26 billion, primarily in Passive, Systematic & Quantitative Investments (SQI) and Cash products. This was partly offset by net outflows in Multi Assets, Equity, Alternatives and Fixed Income. ESG products attracted net inflows of € 6 billion in 2024 primarily into Xtrackers.

Assets under Management increased by € 115 billion, or 13%, to € 1,012 billion during 2024, driven by positive market developments, net inflows and foreign exchange rate movements.

The following table provides the development of assets under management during 2024, broken down by product type as well as the respective management fee margins:

in € bn.	Active Equity	Active Fixed Income	Active Multi Asset	Active SQI	Active Cash	Passive	Alternatives	Assets under management
Balance as of December 31, 2023	107	204	76	66	85	247	111	896
Inflows	14	42	7	14	717	124	10	929
Outflows	(19)	(43)	(19)	(12)	(715)	(82)	(13)	(903)
Net Flows	(5)	(1)	(11)	2	2	41	(3)	26
FX impact	1	6	0	0	4	11	3	26
Performance	13	6	3	5	1	35	1	64
Other	0	0	(4)	3	0	1	(0)	(0)
Balance as of December 31, 2024	116	215	64	77	93	335	111	1,012
Management fee margin (in bps)	68	11	31	33	6	16	45	26

2023

Profit before tax was € 396 million, down 32%, mainly driven by lower revenues. Post-tax return on average shareholders’ equity was 5.1%, down from 7.3% in the prior year. Post-tax return on average tangible shareholders’ equity was 12.0%, down from 17.0% in the prior year. The cost/income ratio was 77%, up from 71% in 2022.

Net revenues in 2023 were € 2.4 billion, down 9% compared to 2022, resulting from significantly lower other revenues driven by higher funding costs and lower investment income, as well as slightly lower management fees due to negative market developments, the composition of the net inflows in Alternatives and margin compression in other product classes. Performance and transaction fees were essentially flat compared to full year 2022.

Noninterest expenses were € 1.8 billion in 2023, down 1%. Adjusted costs increased by 3%, mainly due to higher IT costs to support transformation and higher banking servicing costs driven by a rise in assets under management in the Passive business, while compensation and benefits remained essentially flat. Non-operating costs were significantly lower due to a € 68 million impairment of an unamortized intangible asset related to U.S. mutual fund retail contracts in the prior year.

Net flows were positive € 28 billion, primarily in Passive, Cash and Multi Assets products. This was partly offset by net outflows in Equity and Systematic & Quantitative Investments (SQI), while net flows in Alternatives and Fixed Income being essentially flat. ESG products attracted net inflows of € 5 billion in 2023 primarily into Xtrackers.

Assets under Management increased by € 75 billion, or 9%, to € 896 billion during 2023, mainly driven by positive market developments and net inflows, while foreign exchange rate movements had a negative impact.

30

Deutsche Bank
Annual Report 2024

The following table provides the development of assets under management during 2023, broken down by product type as well as the respective management fee margins:

in € bn.	Active Equity	Active Fixed Income	Active Multi Asset	Active SQI	Active Cash	Passive	Alternatives	Assets under management
Balance as of December 31, 2022	99	194	68	64	80	199	118	821
Inflows	13	37	15	10	608	93	14	788
Outflows	(15)	(36)	(11)	(11)	(602)	(71)	(13)	(760)
Net Flows	(2)	0	4	(2)	6	21	0	28
FX impact	(1)	(3)	(0)	(0)	(2)	(4)	(2)	(12)
Performance	11	12	3	5	1	31	(5)	57
Other	0	0	1	(1)	0	0	0	1
Balance as of December 31, 2023	107	204	76	66	85	247	111	896
Management fee margin (in bps)	69	11	30	31	4	17	47	27

31

Deutsche Bank
Annual Report 2024

Corporate & Other

				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
in € m. (unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Net revenues	(6)	47	(902)	(54)	N/M	950	N/M
Provision for credit losses	83	26	(9)	57	N/M	35	N/M
Noninterest expenses
Compensation and benefits	3,593	3,378	3,235	215	6	143	4
General and administrative expenses	(1,494)	(2,731)	(2,199)	1,237	(45)	(532)	24
Impairment of goodwill and other intangible assets	0	0	0	0	N/M	0	N/M
Restructuring activities	0	(1)	(2)	1	N/M	1	(40)
Total noninterest expenses	2,099	646	1,035	1,453	N/M	(388)	(38)
Noncontrolling interests	(199)	(166)	(190)	(33)	20	24	(12)
Profit (loss) before tax	(1,989)	(459)	(1,739)	(1,530)	N/M	1,280	(74)

Total Employees (full-time equivalent)[1]	36,269	35,917	32,186	352	1	3,731	12
Risk-weighted assets (in € bn)[1]	34	40	46	(6)	(15)	(6)	(13)
Leverage exposure (in € bn)[1]	38	39	36	(1)	(3)	3	7

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1 As of year-end

2024

For the full year Corporate & Other reported a loss before tax of € 2.0 billion, primarily driven by legacy litigation matters including the Postbank takeover litigation and Polish FX mortgages. This compared to a loss before tax of € 459 million in the prior year.

Net revenues for the full year were negative € 6 million, compared to positive € 47 million in the prior year. Revenues related to valuation and timing differences were positive € 600 million in 2024, compared to positive € 792 million in 2023 with the year-on-year movement driven primarily by market moves. Net revenues relating to funding and liquidity were negative € 102 million in 2024, versus negative € 242 million in 2023.

Noninterest expenses were negative € 2.1 billion for the full year, driven by the aforementioned legacy litigation matters, compared to negative € 646 million in the prior year. Expenses associated with shareholder activities were € 648 million for the full year, compared to € 582 million in the prior year.

Noncontrolling interests are reversed in Corporate & Other after deduction from the divisional profit before tax. These were positive € 199 million for the full year, mainly related to DWS.

2023

Corporate & Other reported a loss before tax of € 459 million in 2023 compared to a loss before tax of € 1.7 billion in 2022, reflecting higher revenues and lower noninterest expenses.

Net revenues were positive € 47 million in 2023, compared to negative € 902 million in 2022. Revenues related to valuation and timing differences were positive € 792 million in 2023, compared to negative € 119 million in 2022, the year-on-year improvement driven by market moves and the reversion of prior period losses. Net revenues relating to funding and liquidity were negative € 242 million in 2023, versus negative € 311 million in 2022.

Noninterest expenses were € 646 million in 2023, a reduction of € 388 million, or 38%, compared to 2022. The reduction was primarily driven by positive € 37 million litigation releases in 2023, compared to a charge of € 261 million in 2022. Expenses associated with shareholder activities as defined in the OECD Transfer Pricing guidelines not allocated to the business divisions were € 582 million in 2023, versus € 510 million in 2022.

Noncontrolling interests are deducted from the profit before tax of the divisions and reversed in Corporate & Other. These amounted to € 166 million in 2023, compared to € 190 million in 2022, mainly related to DWS.

32

Deutsche Bank
Annual Report 2024

Financial Position

Assets

in € m. (unless stated otherwise)	Dec 31, 2024	Dec 31, 2023	Absolute Change	Change in %
Cash, central bank and interbank balances	153,654	184,556	(30,903)	(17)
Central bank funds sold, securities purchased under resale agreements and securities borrowed	40,846	14,764	26,083	177
Financial assets at fair value through profit or loss	545,849	465,252	80,597	17
Of which: Trading assets	139,772	125,275	14,497	12
Of which: Positive market values from derivative financial instruments	291,754	251,856	39,898	16
Of which: Non-trading financial assets mandatory at fair value through profit and loss	114,324	88,047	26,278	30
Financial assets at fair value through other comprehensive income	42,090	35,546	6,544	18
Loans at amortized cost	478,921	473,705	5,216	1
Remaining assets	125,817	138,507	(12,691)	(9)
Of which: Brokerage and securities related receivables	60,690	72,566	(11,876)	(16)
Total assets	1,387,177	1,312,331	74,847	6

Liabilities and Equity

in € m. (unless stated otherwise)	Dec 31, 2024	Dec 31, 2023	Absolute Change	Change in %
Deposits	666,261	622,035	44,226	7
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	3,742	3,042	701	23
Financial liabilities at fair value through profit or loss	412,395	366,475	45,920	13
Of which: Trading liabilities	43,498	44,005	(506)	(1)
Of which: Negative market values from derivative financial instruments	276,395	238,260	38,135	16
Of which: Financial liabilities designated at fair value through profit or loss	92,047	83,727	8,321	10
Other short-term borrowings	9,895	9,620	274	3
Long-term debt	114,899	119,390	(4,491)	(4)
Remaining liabilities	100,553	116,951	(16,397)	(14)
Of which: Brokerage and securities related payables	63,755	81,539	(17,784)	(22)
Total liabilities	1,307,745	1,237,513	70,232	6
Total equity	79,432	74,818	4,614	6
Total liabilities and equity	1,387,177	1,312,331	74,847	6

Movements in Assets and Liabilities

As of December 31, 2024, the total balance sheet of € 1.4 trillion was slightly higher compared to year-end 2023.

Cash, central bank and interbank balances decreased by € 30.9 billion, as a result of an increase in central bank funds sold, securities purchased under resale agreements, and securities borrowed across all applicable measurement categories by € 52.7 billion, mainly driven by increased firm trading activities and client flows.

Trading assets increased by € 14.5 billion, primarily driven by an increase in bond positions in the bank’s debt securities portfolio due to client flows and desk positioning, as well as an increase in traded loans.

Positive and negative market values of derivative financial instruments increased by € 39.9 billion and € 38.1 billion, respectively, mainly due to increased volatility in foreign exchange products caused by political uncertainty towards the end of the year and the strengthening of the U.S. dollar against the euro.

Non-trading financial assets mandatory at fair value through profit or loss increased by € 26.3 billion, driven by aforementioned increase in securities purchased under resale agreements measured under non-trading financial assets mandatory at fair value through profit and loss.

Financial assets at fair value through other comprehensive income increased by € 6.5 billion, driven by an increase in holdings of government securities in line with the bank’s initiative to optimize return on liquidity.

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Loans at amortized cost increased by € 5.2 billion, driven by a significant impact from foreign exchange movements and growth in Fixed Income & Currencies business in the Investment Bank which was partly offset by lower mortgage origination in the Private Bank.

Brokerage and securities related receivables and payables decreased by € 11.9 billion and € 17.8 billion, respectively, mainly due to a decrease in receivables and payables from pending settlement of regular way trades.

Deposits increased by € 44.2 billion, primarily driven by growth in Corporate Cash Management business in the Corporate Bank as well as higher inflows in the Private Bank and Global Emerging Markets in the Investment Bank.

Financial liabilities designated at fair value through profit or loss increased by € 8.3 billion, mainly attributable to an increase in long term debt driven by new issuances in FIC business in the Investment Bank.

Long term debt at amortized cost decreased by € 4.5 billion, mainly due to repayments of the TLTRO funding which were partly offset by new issuances.

The overall movement of the balance sheet included an increase of € 31.4 billion due to foreign exchange rate movements, mainly driven by a strengthening of the U.S. dollar versus the euro. The effects from foreign exchange rate movements are embedded in the movement of the balance sheet line items discussed in this section.

Liquidity

Total High Quality Liquid Assets (HQLA) as defined by the Commission Delegated Regulation (EU) 2015/61 and amended by Regulation (EU) 2018/1620 increased to € 226 billion as of December 31, 2024 vs € 219 billion as at December 31, 2023. The increase in HQLA is primarily on account of increased deposits and long-term debt issuance largely offset by remaining TLTRO repayment and asset growth across businesses. The Liquidity Coverage Ratio was 131% at the end fourth quarter of 2024, a surplus to regulatory requirements of € 53 billion as compared to 140% as at the end of fourth quarter of 2023, a surplus to regulatory requirements of € 62 billion.

Equity

Total equity as of December 31, 2024, was € 79.4 billion compared to € 74.8 billion as of December 31, 2023, an increase of € 4.6 billion. This change was driven by a number of factors including the profit attributable to Deutsche Bank shareholders and additional equity components reported for the period of € 3.4 billion, the issuance of Additional Tier 1 equity instruments (AT1) treated as equity in accordance with IFRS of € 3.0 billion as well as unrealized net gains on accumulated other comprehensive income of € 530 million, net of tax, mainly on foreign currency translation of € 928 million, net of tax, primarily resulting from the strengthening of the U.S. dollar against the Euro. This was partially offset by negative impacts from financial assets at fair value through other comprehensive income of € 272 million, net of tax, and change in own credit risk of financial liabilities designated at fair value through profit and loss of € 126 million, net of tax. Further contributing factors include treasury shares distributed under share-based compensation plans of € 444 million and remeasurement gains related to defined benefit plans of € 148 million, net of tax. These positive effects were partially offset by net purchases of treasury shares of € 1.1 billion, cash dividends paid to Deutsche Bank shareholders of € 883 million, coupons paid on additional equity components of € 574 million as well as a change in noncontrolling interests of negative € 156 million.

On January 31, 2024, the Management Board of Deutsche Bank AG resolved a share repurchase program of up to € 675 million which started on March 4, 2024 and was completed on July 11, 2024. In this period, Deutsche Bank AG repurchased 46.4 million common shares. The repurchase of these shares has reduced total equity by € 675 million.

On March 5, 2024, Deutsche Bank AG cancelled 45.5 million of its common shares, concluding its 2023 share buyback program. The cancellation reduced the nominal value of the shares by € 117 million. The cancelled shares had been held in common shares in treasury at their acquisition cost of € 450 million. The difference between the common shares at cost and their nominal value has reduced additional paid-in capital by € 333 million. The shares had already been deducted from the reported total equity on December 31, 2023. Therefore, the cancellation did not reduce total equity in 2024.

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Own Funds

Deutsche Bank’s CRR/CRD Common Equity Tier 1 capital as of December 31, 2024, increased by € 1.4 billion to € 49.5 billion, compared to € 48.1 billion as of December 31, 2023. The Risk-weighted assets (RWA) increased by € 7.7 billion to € 357.4 billion as of December 31, 2024, compared to € 349.7 billion as of December 31, 2023. The CET 1 capital ratio as of December 31, 2024, increased to 13.8% compared to 13.7% as of December 31, 2023.

The Bank’s Tier 1 capital as of December 31, 2024, amounted to € 60.8 billion, consisting of a CET 1 capital of € 49.5 billion and Additional Tier 1 capital of € 11.4 billion. The Tier 1 capital was € 4.4 billion higher than at the end of 2023, driven by an increase in AT1 capital of € 3.1 billion and an increase in CET 1 capital of € 1.4 billion. The Tier 1 capital ratio as of December 31, 2024, increased to 17.0% compared to 16.1% as of December 31, 2023.

Total capital as of December 31, 2024, amounted to € 68.5 billion compared to € 65.0 billion at the end of 2023. The Total capital increase was driven by an increase in Tier 1 capital of € 4.4 billion, which was partly offset by a decrease in Tier 2 capital of € 0.9 billion since year end 2023. The Total capital ratio as of December 31, 2024, increased to 19.2% compared to 18.6% as of December 31, 2023.

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Liquidity and capital resources

For a detailed discussion of the bank’s liquidity risk management, please see the Risk Report in this annual report.

Credit Ratings

Deutsche Bank is rated by Moody’s Deutschland GmbH (“Moody’s”), S&P Global Ratings UK Limited (“S&P”), Fitch Ratings, a branch of Fitch Ratings Ireland Limited (“Fitch”), and DBRS Ratings GmbH (“Morningstar DBRS”, together with Moody’s, S&P and Fitch, the “rating agencies”).

Moody’s, Fitch and Morningstar DBRS are established in the European Union and have been registered in accordance with Regulation (EC) No 1060/2009 of the European Parliament and of the Council of September 16, 2009, as amended, on credit rating agencies (“CRA Regulation”). With respect to S&P, the credit ratings are endorsed by S&P’s office in Ireland (S&P Global Ratings Europe Limited) in accordance with Article 4(3) of the CRA Regulation.

Credit Ratings Development

The rating agencies recognized the continued progress the bank has made over the course of 2024, specifically on revenues despite a turning interest rate environment and pre-provision profitability. This was reflected in the positive outlook revision by Morningstar DBRS as well as rating and outlook affirmations by Moody’s, S&P and Fitch over the course of the year. The Postbank litigation case and related provisioning had no impact on their view of the bank’s creditworthiness.

On June 11, 2024, Moody’s affirmed Deutsche Bank’s ratings as well as the stable outlook. The affirmation reflects the bank’s continued progress towards meeting its medium-term targets, in particular by being able to sustain improving operating profitability through revenue growth and cost efficiency. Moody’s also noted Deutsche Bank’s stabilized capital ratios, high-quality deposit base as well as their assessment of the bank’s prudent and well-controlled risk appetite, which is likely to result in a sound and relatively stable asset quality through the cycle, in their view.

On June 21, 2024, Fitch affirmed Deutsche Bank’s ratings as well as the stable outlook. Fitch highlights that the ratings reflect Deutsche Bank’s restructured, fairly diversified business model, while the bank’s sound risk appetite, asset quality, funding and liquidity support the ratings. The rating agency expects Deutsche Bank’s profitability to continue to improve on the bank of consistent strategic execution in the next two years.

On June 26, 2024, Morningstar DBRS revised its outlook on Deutsche Bank’s ratings to positive from stable. The outlook change reflects Deutsche Bank’s continued progress in implementing its strategic transformation program and meeting its medium-term profitability targets. In Morningstar DBRS’s view, Deutsche Bank has simplified and reoriented its business mix towards more predictable revenue sources, focusing on key growth areas. Morningstar DBRS considers Deutsche Bank to be in a good position to reach its 2025 revenue target and also takes into account the bank’s progress made on the cost side, which should help improve operating efficiency. Morningstar DBRS also highlights Deutsche Bank’s global franchise and leading position in Germany as well as high degree of business diversification. They note the bank’s sound funding profile, strong liquidity cushions and solid capital levels with ample buffers over regulatory requirements and supported by sound internal capital generation.

On December 10, 2024, S&P affirmed Deutsche Bank’s ratings as well as the stable outlook. S&P highlights that the affirmation reflects Deutsche Bank’s continuously improving capitalization, supported by execution of the bank’s strategy focused on a growing franchise as well as revenue momentum and cost discipline. S&P states that further progress towards its 2025 performance targets would bolster Deutsche Bank’s resilience. The rating agency also notes that the solid funding and liquidity profile supports the ratings. S&P expects Deutsche Bank’s asset quality to remain robust despite recent economic and geopolitical developments.

Potential Impacts of Ratings Downgrades

Deutsche Bank calculates both the contractual and hypothetical potential impact of a one-notch and two-notch downgrade by the rating agencies (Moody’s, S&P and Fitch) on its liquidity position and includes this impact in its daily liquidity stress test and Liquidity Coverage Ratio calculations. The LCR and liquidity stress test results by scenario are disclosed separately.

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In terms of contractual obligations, the hypothetical impact on derivative liquidity stress outflows of a one-notch downgrade across the three rating agencies Moody’s, S&P and Fitch amounts to approximately € 0.2 billion, mainly driven by increased contractual derivatives funding and/or margin requirements. The hypothetical impact of a two-notch downgrade amounts to approximately € 0.3 billion, mainly driven by increased contractual derivatives funding and/or margin requirements.

The above analysis assumes a simultaneous downgrade by the three rating agencies Moody’s, S&P and Fitch that would consequently reduce Deutsche Bank’s funding capacity in the stated amounts. This specific contractual analysis feeds into the bank’s idiosyncratic liquidity stress test scenario.

The actual impact of a downgrade to Deutsche Bank is unpredictable and may differ from potential funding and liquidity impacts described above.

Selected rating categories

	Counterparty Risk	Senior preferred/ Deposits¹	Senior non-preferred²	Short-term rating
Moody’s Investors Service, New York	A1 (cr)	A1	Baa1	P-1
Standard & Poor’s, New York	-	A	BBB	A-1
Fitch Ratings, New York	A (dcr)	A	A-	F1
Morningstar DBRS, Toronto	AA (low)	A	A (low)	R-1 (low)

1 Defined as senior unsecured bank rating at Moody‘s, senior unsecured debt at Standard & Poor’s, senior preferred debt rating at Fitch and senior debt rating at Morningstar DBRS. All agencies provide separate ratings for deposits and ‘senior preferred’ debt, but at the same rating level

2 Defined as junior senior debt rating at Moody's, as senior subordinated debt at Standard & Poor’s and as senior non-preferred debt at Fitch and Morningstar DBRS

3 F1 assigned for deposits and ‘preferred’ senior unsecured debt. F2 assigned for Issuer Default Rating

Each rating reflects the view of the rating agency only at the time the rating was issued, and each rating should be separately evaluated, and the rating agencies should be consulted for any explanations of the significance of their ratings. The rating agencies can change their ratings at any time if they believe that circumstances so warrant. The long-term credit ratings should not be viewed as recommendations to buy, hold or sell Deutsche Bank’s securities.

Tabular Disclosure of Contractual Obligations

Cash payment requirements outstanding as of December 31, 2024.

Contractual obligations					Payment due by period
in € m.	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term debt obligations¹	131,223	24,847	41,428	28,243	36,706
Trust preferred securities[1,2]	302	302	0	0	0
Long-term financial liabilities designated at fair value through profit or loss[3]	22,266	4,000	4,729	7,823	5,713
Future cash outflows not reflected in the measurement of Lease liabilities[4]	4,771	30	182	293	4,267
Lease liabilities[1]	5,664	615	967	967	3,116
Purchase obligations	3,765	817	1,328	825	795
Long-term deposits¹	26,407	0	12,593	3,392	10,422
Other long-term liabilities	1,690	1,593	19	12	65
Total	196,089	32,204	61,246	41,554	61,085

1 Includes interest payments.

2 Contractual payment date or first call date.

3 Long-term debt and long-term deposits designated at fair value through profit or loss.

4 For further detail please refer to Note 22 “Leases”.

Purchase obligations for goods and services include future payments for, among other things, information technology services and facility management. Some figures above for purchase obligations represent minimum contractual payments and actual future payments may be higher. Long-term deposits exclude contracts with a remaining maturity of less than one year. Under certain conditions future payments for some long-term financial liabilities designated at fair value through profit or loss may occur earlier. See the following notes to the consolidated financial statements for further information: Note 5 “Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss”, Note 22 “Leases”, Note 26 “Deposits” and Note 30 “Long-Term Debt and Trust Preferred Securities”.

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Outlook

The following section provides an overview of Deutsche Bank’s outlook for the Group and business divisions for the financial year 2025. The outlook for the global economy and banking industry in the following chapter reflects the Group’s general expectations regarding future economic and industry developments. Economic assumptions used in the bank’s models are laid out separately in the respective sections.

Global economy

The Global Economy Outlook

Economic growth (in %)¹	2025²	2024	Main driver
Global Economy			The global economy is expected to expand at a similar pace to last year. The emerging increase in trade barriers is likely to hinder stronger momentum and also limit the decline in inflation.
GDP	3.2	3.2
Inflation	4.0	6.4
Of which:
Developed countries

The growth momentum of developed countries is likely to be driven by the continued recovery of various key regions. Higher tariffs could limit the recovery. Inflation is expected to continue to normalize initially.

GDP	1.8	1.5
Inflation	2.5	2.7
Emerging markets

Growth in emerging markets could be dampened as a result of higher trade barriers. Export demand from industrialized countries is likely to weaken, at least in the second half of the year. Inflation is expected to continue to normalize.

GDP	4.1	4.3
Inflation	4.9	8.8
Eurozone Economy

Strong growth drivers are unlikely as key member states adopt a more restrictive fiscal policy and Germany continues to be hampered by weaker competitiveness. U.S. tariffs threaten to further dampen momentum. The weakening of inflation is likely to allow the ECB to make further interest rate cuts.

GDP	0.8	0.7
Inflation	2.0	2.4
Of which: German economy

The German economy is likely to expand slightly, driven solely by private and government consumption spending. The cooling of the labor market could dampen the recovery of private consumption. Structural competitive disadvantages and growing trade barriers are also likely to limit growth. With likely noticeably declining interest rates, construction could gain momentum.

GDP	0.5	(0.2)
Inflation	2.2	2.2
U.S. Economy

Underlying growth momentum is expected to remain solid. The labor market, and thus private consumption, should hold up robustly. Tax cuts are likely to provide tailwinds. The expected increases in import tariffs could ultimately be inflationary. The Fed is unlikely to cut key interest rates further, which should additionally limit growth.

GDP	2.6	2.8
Inflation	2.8	3.0
Japanese Economy

Further recovery of the Japanese economy is expected, driven by domestic demand. Not least because of wage growth, inflation is expected to stay elevated. The Bank of Japan is expected to continue cautiously raising key interest rates.

GDP	1.3	(0.2)
Inflation	2.9	2.7
Asian Economy³

Slightly lower growth rates in major economies are likely to result in somewhat less momentum in Asia overall. While domestic demand in the countries concerned is recovering, external economic impulses are likely to weaken.

GDP	5.0	5.2
Inflation	1.9	1.8
Of which: Chinese Economy

The Chinese economy is expected to expand robustly, driven by domestic demand supported by further fiscal policy measures. This should also further stabilize the real estate sector. As a result of tariff increases, particularly by the U.S., Chinese exports are likely to weaken, thus limiting growth momentum.

GDP	4.8	5.0
Inflation	0.7	0.2

1 Annual Real GDP Growth (% YoY). Sources: National Authorities unless stated otherwise

2 Sources: Deutsche Bank Research

3 Includes China, Hong Kong, India, Indonesia, Malaysia, Philippines, Singapore, Sri Lanka, South Korea, Thailand and Vietnam; excludes Japan

There are a number of risks to the bank’s global economic outlook. Geopolitical risks remain elevated in Ukraine and in the Middle East. A major multidimensional source of economic policy uncertainty will be widespread trade tariffs and which countries introduce them. This concerns both the absolute level, the timing of implementation, and the scope of goods affected.

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Banking industry

The global banking industry is expected to operate in a favorable environment in 2025. With stable global economic growth and a further moderate decline in interest rates, loan growth could pick up from low levels, while interest margins could come under some pressure. Nevertheless, revenues overall could maintain positive momentum. The favorable situation in capital markets expected to continue which should benefit investment banking and trading activities. Asset quality of banks is expected to remain largely robust and profitability should therefore remain high. Coupled with strong capitalization, banks’ capital returns to shareholders both in form of dividends and share buybacks should therefore remain substantial.

After more than a decade of increasing regulation, political focus is now gradually shifting towards enhancing competitiveness, which could lead to initiatives to ease rules or to tax cuts in some jurisdictions. Strong earnings and higher stock market valuations could support sector consolidation to accelerate growth, especially domestically. Main risks for the banking sector include elevated geopolitical risks, the potential for a correction of elevated stock market valuations and the risk of meaningful deterioration in credit quality if interest rates do not decline as much as expected or private-sector defaults require an increase of loan loss provisions.

Banks in Europe are expected to face stronger headwinds than their U.S. peers from declining interest rates and margins. Subdued economic activity in major economies are expected to limit business volume growth. However, fee and commission income could partially offset lower interest income as capital market activity may increase. In addition, political initiatives to promote the Capital Markets Union appear to be gaining more traction than in previous years and could lead to significant progress in some areas such as securitization. Nominal net income is expected to remain close to its all-time high.

U.S. banks could substantially benefit from the new administration’s impetus for deregulation both of the real economy and also the financial system, although its extent is uncertain and any changes, if they materialize, may take time to feed through into results. A reduction in capital requirements compared to those envisaged so far in the implementation of final Basel III and less stringent capital market supervision, including of crypto assets, could support both banking sector and financial market growth. More immediately, a lower burden from unrealized losses on securities portfolios, either through bond sales or due to declining interest rates, would probably strengthen investor confidence in banks’ balance sheets further.

Banks in China may continue to suffer from the economic slowdown, and particularly the crisis in the real estate sector, as well as from additional interest rate cuts, and the potential ramifications of a trade war with the U.S. However, mitigating action adopted by the government such as fiscal stimulus and more expansionary monetary policy should strengthen the economy and also banks’ performance. Japanese banks are likely to benefit from slowly rising rates, on top of a rebound in economic growth.

Following the election of the European Parliament in 2024, the newly appointment European Commission will continue to discuss topics in 2025 which have not been closed in the prior year, including the Retail Investment Strategy, the digital euro, open finance, the review of the Payment Services framework and the Benchmarks Regulation.

In the U.S., most of the attention is expected around if and when the U.S. agencies under the new U.S. presidential administration will implement the Final Basel III package in the U.S. framework. If it will be implemented, it is uncertain to what extent it will differ from the existing proposal from 2023, which would raise capital requirements for banks over U.S.$ 100 billion in assets and removes much of the differentiation among institutions’ requirements, those that are not U.S. Global Systemically Important Banks, based on size and complexity.

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Deutsche Bank Group

Deutsche Bank’s strategic and financial road map through 2025, referred to as the Global Hausbank strategy, outlines the bank’s 2025 financial targets and capital objectives.

Deutsche Bank’s key performance indicators are shown in the table below.

Key performance indicators

Financial targets	Dec 31, 2024	Financial targets and capital objectives 2025
Post-tax return on average tangible equity[1]	4.7%	Above 10.0%
Compound annual growth rate of revenues between 2021 and 2025[2]	5.8%	5.5% to 6.5%[3]
Cost/income ratio[4]	76.3%	Below 65%[5]
Capital objectives
Common Equity Tier 1 capital ratio[6]	13.8%	~ 13.0%[7]
Total payout ratio[8]	37%	50%[9]

1 Based on profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

2 Twelve months period until the end of the respective reporting period compared to full year 2021

3 Target ratio raised to 5.5 to 6.5% between 2021 and 2025 at the beginning of 2024

4 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

5 Reset from below 62.5% effective January 1, 2025

6 Further details on the calculation of this ratio are provided in the Risk Report in this report

7 Target ratio while maintaining a buffer of 200 basis points above the bank’s expected maximum distributable amount (MDA) threshold

8 Distributions in form of common share dividend paid and share buybacks for cancellation executed in the reporting period in relation to prior period net income attributable to Deutsche Bank shareholders

9 In respect of financial year 2024 onwards

Deutsche Bank reaffirms its financial targets to be achieved by 2025 of a post-tax return on average tangible equity of above 10%, a compound annual revenue growth target of between 5.5% and 6.5% for 2021 to 2025 and a cost/income ratio target which it has reset from below 62.5% to below 65% at the beginning of 2025. The bank also confirms its capital objectives of a CET 1 capital ratio of around 13% and a payout ratio of 50% in respect of the financial year 2024 onwards. All forward-looking projections below are based on January 31, 2025, foreign exchange rates.

In 2025, Deutsche Bank revenues are expected to be higher compared to the prior year. Deutsche Bank confirms its revenue goal of around € 32 billion at Group level in 2025, which translates to around € 32.7 billion at January foreign exchange rates. This development is driven by the resilience and growth potential of the bank’s businesses and continued business momentum. This growth is expected to result from both net interest income and noninterest income, reflecting the bank's diversified business mix which allows around 75% of the expected revenues to come from more predictable revenue streams. Corporate Bank revenues are expected to be higher in 2025 driven by higher net commissions and fee income. Investment Bank revenues are expected to be higher in 2025 driven by benefits of the investments made in Origination & Advisory which are expected to drive revenue improvement, while FIC is expected to see ongoing growth from the continued development of the FIC platform. Private Bank net revenues are expected to be slightly higher, benefiting from growth in investment product revenues and slightly higher deposit revenues. In Asset Management, revenues are expected to be higher driven by higher management fees from higher assets under management as well as higher performance fees.

Deutsche Bank is managing the Group’s cost base towards its cost/income ratio target. Noninterest expenses in 2025 are expected to be lower compared to 2024, primarily driven by significantly lower nonoperating costs as litigation and restructuring and severance charges are expected to normalize. The bank remains highly focused on cost discipline and delivery of the initiatives underway. Adjusted costs are expected to be essentially flat. Continued investments into business growth opportunities and technology, controls and regulatory remediation as well as persistent inflation are expected to be largely offset by the bank’s benefits from structural efficiency measures as well as lower costs for bank levy and deposit protection. These measures include the optimization of the Germany platform, the upgrade of technology architecture, the front-to-back redesign of processes and measures to increase infrastructure efficiency. As a result, the bank now targets a cost/income ratio of below 65% in 2025, marginally higher than the original target, to support further growth and business momentum in and beyond 2025.

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Provision for credit losses is expected to be on average around € 350 to € 400 million per quarter in 2025. The bank expects a partial normalization of provision for credit losses in 2025 as transitory headwinds experienced throughout 2024 should subside. These include cyclical events in the CRE sector, certain larger corporate credit events and temporary effects following the Postbank integration. While economic and geopolitical risks continue to generate uncertainty, the bank remains confident in its expectations for credit provisions, supported by the high quality of the bank’s overall credit portfolios, including in Germany. Deutsche Bank remains committed to stringent underwriting standards and a tight risk management framework. Further details on the calculation of expected credit losses are provided in the section “Combined Management Report: Risk Report”.

Common Equity Tier 1 ratio (CET 1 ratio) by year end 2025 is expected to remain essentially flat compared to 2024. The bank’s pro-forma CET 1 ratio as of December 31, 2024, was 14.0% after the impacts from the adoption of CRR3, which became effective on January 1, 2025. This reflects an improvement of approximately 14 basis points compared to the reported CET 1 ratio under CRR 2. During the first quarter of 2025, CET 1 ratio is expected to be impacted by approximately 20 basis points resulting from € 5 billion higher operational risk RWA. On a net basis, RWA are expected to be essentially flat from capital efficient business growth and despite the pro-forma CRR3 impact. Deutsche Bank aims to maintain a Common Equity Tier 1 capital ratio of around 13%, i.e., to operate with a buffer of 200 basis points above the bank’s expected maximum distributable amount (MDA) threshold. Leverage exposure is expected to be slightly higher while Leverage ratio should stay essentially flat at year-end 2025 compared to year-end 2024. The adoption of CRR3 increased the bank’s pro-forma leverage ratio as of December 31, 2024, by approximately 6 bps to 4.7% due to lower leverage exposure for certain off-balance sheet items.

Deutsche Bank plans to sustainably grow cash dividends and, over time, return excess capital to shareholders through share buybacks over and above the requirements to support profitable growth and upcoming regulatory changes. Since the financial year 2024 and subsequent years, the bank targets a payout ratio of 50% of net income attributable to Deutsche Bank shareholders, delivered through a combination of cash dividends and share buybacks. These distributions to shareholders are subject to shareholder authorization and German corporate law requirements, and in the case of share buybacks additionally require prior regulatory approval. The bank has received supervisory approval for a share repurchase of € 750 million, which it aims materially to complete by the third quarter of 2025, having completed € 675 million in share repurchases in 2024. Deutsche Bank plans to propose a dividend in respect of the 2024 financial year of € 0.68 per share, or approximately € 1.3 billion, up from € 0.45 per share for 2023, at the bank’s Annual General Meeting in May 2025. For the financial year 2025, Deutsche Bank aims for a cash dividend of € 1.00 per share, subject to a 50% payout ratio limitation relative to net income attributable to Deutsche Bank shareholders. Deutsche Bank will continue to target a payout ratio of 50% after 2025 through share buybacks and cash dividends, with cash dividends growing more moderately compared to increases seen in recent years. The bank has set a capital distribution goal of € 8 billion in respect of the financial years 2021-2025, to be paid in 2022-2026, and believes that it is positioned to exceed this objective based on the achievement of the bank’s financial targets.

By the nature of the bank’s business, Deutsche Bank is involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including in the United States. Such matters are subject to many uncertainties. While Deutsche Bank resolved a number of important litigation matters and made progress on others, the bank expects the litigation and enforcement environment to remain challenging. For 2025, and with a caveat that forecasting litigation charges is subject to many uncertainties, Deutsche Bank presently expects net litigation charges to be significantly lower than the levels experienced in 2024. For more details, please refer to “Provisions” of this report.

For a discussion of the risks and opportunities for the outlook of Deutsche Bank please refer to the section “Risks and opportunities” of this report.

Adjusted costs as well as Post-tax Return on Average Tangible Equity are non-GAAP financial measures. Please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report for the definitions of such measures and reconciliations to the IFRS measures on which they are based.

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Deutsche Bank Business segments

Corporate Bank

Corporate Bank expects further progress on its initiatives and growth in business volumes to support the performance in 2025. Revenues are expected to be higher compared to prior year, driven by higher net commissions and fee income, while net interest income is expected to remain resilient.

Corporate Treasury Services revenues are anticipated to be higher in 2025 compared to 2024, supported by continued momentum in flow and structured business in Trade Finance and expected growth in deposit volumes in Corporate Cash Management. Institutional Client Services revenues are anticipated to be slightly higher, driven by growth in Trust and Agency Services and Securities Services. In Business Banking, revenues are expected to remain essentially flat as fee growth and higher deposit volumes are expected to offset ongoing normalization of deposit margins.

Provision for credit losses is expected to be lower in 2025 compared to the prior year which was impacted by certain larger corporate credit events.

Noninterest expenses are expected to be slightly lower, driven by lower nonoperating costs, while adjusted costs are expected to remain essentially flat, reflecting front office investments offset by strategic efficiency measures.

RWA in the Corporate Bank are anticipated to be essentially flat in 2025, as increases from lending activities are expected to be offset by favorable model changes.

Investment Bank

Investment Bank revenues are expected to be higher in 2025 compared to the prior year. The segment expects the benefits of the investments made in Origination & Advisory throughout 2023 to crystalize and drive revenue improvement, while FIC is expected to build on the momentum of a very strong 2024 performance in both Trading and Financing.

FIC revenues are expected to be slightly higher compared to 2024. Rates expects to benefit from an improved market environment that was evident in the fourth quarter of 2024, while selectively growing via targeted investments in line with client demand and market opportunities. The Foreign Exchange business will look to further technology development in spot, expand its precious metals offering and benefit from new leadership in the Forwards business. Global Emerging Markets will continue to further develop its onshore capabilities, for example building on the performance of Latin America in 2024 and client workflow solutions globally, while selectively expanding its product offering. Credit Trading intends to build on the momentum of a very strong performance in 2024 and develop its U.S. flow business further. The Financing business will continue to optimize the effective deployment of resources and look to maintain its position as one of the leading franchises globally.

Origination & Advisory revenues are expected to be significantly higher in 2025 compared to the prior year, driven by the benefit of prior period investments reaching full productivity, combined with expected industry feel pool growth. Within Debt Origination the business expects Leveraged Debt Capital Markets to build on the recovery it witnessed in the prior year, while Investment Grade Debt will also look to maintain its strong performance in 2024, where both businesses gained market share in growing fees pools. Advisory plans to build on the momentum of very strong prior year, which also included material share gains and fully benefit from targeted hires made in 2023, the majority of which will be at full productivity. Equity Origination will continue to provide a competitive offering across products, with a specific focus on Initial Public Offerings.

Provisions for credit losses are expected to be lower in 2025 compared to the prior year. The reduction is driven by expected lower levels of impairments in the CRE sector, where market data indicated signs of stabilization in the second half of 2024.

In 2025, noninterest expenses as well as adjusted costs are expected to be essentially flat compared to the previous year. The cost of strategic growth initiatives and technology investments, the impact of foreign exchange translation and persistent inflation are expected to be offset by lower nonoperating costs and reduced bank levy charges.

For 2025, RWA in the Investment Bank is expected to be higher compared to 2024 driven by increased Credit Risk RWA to support revenue growth, normalization of Market Risk RWA from low levels at year-end 2024, and model impacts, primarily from the implementation of regulatory requirements.

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Private Bank

In 2025, Private Bank revenues are expected to be slightly higher compared to 2024, driven by growth in investment product revenues supported by continued net inflows in assets under management, as well as slightly higher deposit revenues. Lending revenues are expected to remain essentially flat.

In Personal Banking, net revenues are expected to be essentially flat compared to the prior year. Higher deposit and investment product revenues are expected to be partially offset by lower revenues from other banking services, while lending revenues are expected to remain essentially flat.

In Wealth Management & Private Banking, net revenues are expected to be higher compared to 2024 driven by increased investment product revenues supported by continued business growth, while lending revenues are expected to be slightly higher and deposit revenues to remain essentially flat.

Private Bank assumes continued inflows in assets under management in 2025 with corresponding volumes in assets under management expected to be higher compared to year end 2024. However, the overall development of volumes will be highly dependent on market parameters, including equity indices and foreign exchange rates.

In 2025, provisions for credit losses are expected to be lower than in the previous year, which included transitory effects from the Private Bank backlog.

Noninterest expenses are expected to be slightly lower compared to 2024 driven by significantly lower nonoperating costs. Adjusted costs are expected to be slightly lower in 2025 reflecting continued savings from strategic initiatives as well as reduced deposit protection costs. Benefits from workforce reductions are expected to be offset by inflationary impacts on compensation.

RWA are expected to be essentially flat compared to 2024, as higher operational risk RWA and selected business growth is offset by the implementation of regulatory requirements.

Asset Management

Asset Management principally consists of the consolidated financial results of DWS Group GmbH & Co. KGaA, of which Deutsche Bank AG owns a controlling interest.

Asset Management expects total net revenues to be higher for the full year 2025 compared to 2024. Management fees are expected to be higher, benefitting from the higher level of assets under management despite the anticipated industry wide margin compression. Performance and transaction fees are expected to be higher in 2025 driven by improvement in performance fees within the Alternatives business. Other revenues are expected to be significantly higher from favorable outcome of fair value developments of guarantees and higher investment income and gains.

Noninterest expenses and adjusted costs are expected to be essentially flat in 2025 compared to 2024, as the segment expects that savings made through efficiency measures are largely offset by funding growth ambitions.

Assets under management are expected to be slightly higher at the end of 2025 compared to the end of 2024, driven by expected net inflows in Active, Passive and Alternatives product classes. Net flows should be further enhanced by strategic partnerships and product innovations.

RWA are expected to be essentially flat compared to 2024, as lower credit risk RWA from the implementation of regulatory requirements are expected to be offset by business growth.

Corporate & Other

Corporate & Other is expected to generate, compared to 2024, a significantly lower pre-tax loss of around € 0.8 billion in 2025, primarily from the non-recurrence of legacy litigation matters.

Corporate & Other will continue to record shareholder expenses, certain funding and liquidity impacts, the reversal of noncontrolling interests reported in the business segments, primarily from DWS, and valuation and timing differences.

RWA are expected to be lower in 2025 driven by model changes including the impacts from the implementation of regulatory requirements.

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Risks and Opportunities

The following section focuses on future trends or events that may result in downside risk or upside potential from what Deutsche Bank has anticipated in its “Outlook”.

The Group’s aspirations are subject to various external and internal factors, some of which it cannot influence. Successful achievement of the bank’s 2025 strategic targets may be adversely impacted by reduced revenue generating capacities of some of the bank’s core businesses should downside risks crystallize. These risks include but are not limited to the challenging macroeconomic environment in Europe, in particular Germany, and the potential for a re-emergence of inflationary pressures impacting the interest rate outlook. A number of geopolitical trends may exacerbate these risks, including potential for widespread imposition of trade tariffs by the new U.S. administration. Other risk factors include cyber events, the ongoing headwinds posed by regulatory reforms and the effects on the bank’s legal and regulatory proceedings. In 2024, focus remained on the impacts of higher interest rates on the bank’s portfolios, including Commercial Real Estate where market conditions have stabilized but a meaningful recovery is not expected until the second half of 2025. The bank’s German retail and corporate portfolios also faced increasing headwinds, but quality remains overall resilient. These trends could continue to drive high levels of uncertainty and impact the Group’s operations, strategic plans and financial targets.

Opportunities may arise if macroeconomic conditions, the inflation and interest rate environment improve beyond currently forecasted levels which suggest slightly stronger, albeit still weak, GDP growth in Europe but a moderate slowdown in the U.S. and China in 2025 compared to last year. A better macroeconomic environment could lead to higher revenues and support the Group’s ability to meet its 2025 financial targets. In addition, the credit environment could improve further on the back of stabilized European growth and solid growth still expected in the U.S.; as well as a continued easing of monetary policy by major central banks in 2025, which may result in a decrease in expected credit losses from currently forecasted levels. At the same time, potentially higher inflation and interest rate levels and market volatility could lead to increased revenues from trading flows and higher net interest income and lending margins. Through times of volatility or uncertainty, Deutsche Bank could also benefit from helping clients navigate such financial markets. Focusing on and investing in Deutsche Bank’s areas of core strengths and the implementation of the bank’s strategy may create further opportunities if implemented to a greater extent or under more favorable conditions than currently anticipated.

Risks

Macroeconomic and market conditions

Global economic activity expanded at a robust pace in 2024, primarily driven by the U.S. economy which has outperformed expectations. By contrast, economic performance in most of Europe remained challenging, especially in Germany. In 2025, the U.S. economy is heading for slightly slower but solid growth driven by hopes of tax cuts and deregulation under the new U.S. administration. Growth in the eurozone area is set to pick up moderately, but Germany is expected to lag behind with selected sectors such as automotives seeing weak demand growth and elevated structural risks over the medium-term. Political uncertainty in the eurozone is elevated with recent German elections held in February with coalition talks in progress, potentially leading to disappointment on structural reforms. While the new minority government in France has yet to develop a credible fiscal consolidation strategy to stabilize the elevated public debt ratio against strong political resistance. In addition, European economies face external downside risks from potential U.S. trade tariffs and from China where domestic activity lacks momentum and the highly indebted real estate sector is yet to show signs of a turnaround.

With headline and core inflation approaching central bank targets, the ECB and Fed lowered their key policy rates by 100 bps each in the second half of 2024. However, inflationary pressure remains elevated especially in the U.S. against the backdrop of a firm labor market. Moreover, if the new U.S. administration cuts taxes, impose higher tariffs and lowers migration, this would likely increase the risk of inflation and higher interest rates. Additionally, global supply chain pressures from ongoing geopolitical tensions could also fuel inflation. The outlook for interest rates has become more uncertain and markets price fewer rate cuts in the U.S. compared to a few months ago. Should inflation exceed current expectations, the Fed and other central banks could be forced to resume policy tightening and increase the risk of a cyclical economic recession including higher unemployment and defaults.

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Inflation and increase of interest rate could dampen consumer spending and private client investments. Therefore, there may be temporary reduction in new business for consumer finance and/or private mortgages lending. Additionally increasing inflation could lead to payment difficulties for Private Clients due to reduced inflation-adjusted income and could lead to increasing delinquent exposure with respective impact on provisions for credit losses.

Higher interest rates may lead to refinancing risks and potential downgrades for Corporates, SME, Commercial clients and Private clients. In addition, inflation, interest rates and market volatility could lead to an asset price reduction of collaterals with risks related recovery values in case of liquidation and therefore respective higher impacts on provisions for credit losses. Asset price reduction of collaterals could also lead to a potentially higher refinancing risk.

A persistently higher than expected interest rate environment would also increase the risk of corrections in highly valued pockets of risk asset markets, e.g. the technology segment of U.S. equity markets. A prolonged, more severe bout of volatility could adversely impact global monetary and credit conditions and Deutsche Bank’s business environment.

CRE markets remain under stress from the impact of higher interest rates, borrowing costs and tight lending conditions leading to ongoing pressure on collateral values, particularly in the office sector, and may result in higher than expected provisions for credit losses. Recent evidence suggests that CRE property prices and broader market conditions are stabilizing. The turn in the monetary cycle may help to support market sentiment and ease refinancing conditions from the second half of 2025 although refinancing risk remains elevated in the near term. The adjustment process in the office sector is expected to persist for the next several years.

Private capital markets, which include certain activities from non-bank financial institutions and private credit more broadly, may also be negatively impacted by higher than expected interest rates and weaker investor sentiment. The non-bank financial institutions sector is extremely broad with diverse risk profiles and vulnerabilities. A failure of one or multiple larger non-bank financial institutions has the potential to drive direct losses for banks including Deutsche Bank and other creditors/capital providers. Broader market instability with rising rates, risk aversion, market illiquidity and economic slowdown all increase the likelihood of failures occurring as returns drop and investors reallocate capital. Internal risk management approaches are commensurate to the risk profile of underlying counterparty and concentration risk exposures and although Deutsche Bank has not experienced any noteworthy losses in the past, the bank may do so in the future.

Deutsche Bank’s crypto related activities and direct risk exposures are extremely limited and the risk of broader contagion to financial markets is still considered to be limited. Despite the risks currently posed by crypto assets, the bank is cognizant of the innovation that is occurring in this space.

Overall, either in isolation or in combination with other risk factors such as the potential escalation of geopolitical risks (see below), the aforementioned risks could lead to a deterioration in Deutsche Bank’s portfolio quality and higher than expected credit losses as well as increased capital and liquidity demands as clients draw down on funding lines. Higher volatility in financial markets could lead to increased margin calls, higher market risk RWA and elevated valuation reserves. Negative impacts on investor appetite may also impact the Group’s ability to distribute and de-risk capital market commitments, which could potentially result in losses as well as making pricing and hedging more challenging and costly. Higher volatility in capital markets amidst the challenging macro environment could also lead to increased inherent risks in several non-financial risks including transaction processing, internal and external fraud. It also increases the risk of idiosyncratic counterparty events both directly and indirectly, for example shortfalls under Lombard or securities financing transactions.

A substantial proportion of the assets and liabilities on the Group’s balance sheet comprise of financial instruments that are carried at fair value, with changes in fair value recognized in the income statement. As a result of such changes, the Group has incurred losses in the past, and may incur further losses in the future. The Group is exposed to risks related to movements from foreign exchange rates, most notably related to the USD and GBP. The bank also accounts for a substantial portion of assets and liabilities at amortized costs. The fair value of these assets may be lower than its carrying value and could result in realized losses if the asset is sold prior to maturity.

The Group is exposed to pension risks which can materially impact the measurement of Deutsche Bank’s pension obligations, including interest rate, inflation and longevity risks that can materially impact its earnings.

If multiple downside risks simultaneously materialize and/or occur in combination with a more pronounced economic slowdown, the negative impact on Deutsche Bank’s business environment could be more severe than currently expected and impact the bank’s ability to meet its 2025 financial targets.

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Geopolitics

A number of political and geopolitical risks and events could negatively affect Deutsche Bank’s business environment, including weaker economic activity, financial market corrections, compliance risks or a lower interest rate environment which could reduce the bank’s ability to achieve its 2025 financial targets.

There is particular focus on the future policies of the new U.S. administration around international trade and energy. There is a risk that some of these policies could result in higher inflation and interest rates and uncertainty around the outlook for key geopolitical risks. For instance, the U.S. administration has considered additional tariffs on imported goods especially those from key trading partners such as Canada, Mexico and China, which if implemented could negatively impact growth and fuel inflation in the U.S. This in turn, could lead to increased provisions for credit losses. Besides, the U.S. administration has proposed to reduce funding and subsidies for clean energy initiatives which may impact companies who are active in renewables.

The ongoing war in Ukraine and potential risk that U.S. military support may potentially be reduced, continue to increase European concern and may lead to heightened uncertainty and business disruption. . Meanwhile, the risk of a Middle East conflict remains elevated, despite the fragile temporary ceasefire agreed between Israel and Hamas, and the fact that Iran and its terrorist proxies have been weakened by Israel’s military strikes and the collapse of the Assad regime in Syria. While the market reaction remains contained thus far, a further escalation could lead to negative impacts including higher oil prices, volatility in the markets and supply chain disruption which may in turn impact Deutsche Bank’s risk profile.

Amidst the ongoing war in Ukraine, potential further sanctions, as well as countermeasures by the Russian government, continue to increase complexity of operations and create conflict of law situations. Against the challenging sanctions backdrop, banks have been implicated in economic disputes of and with counterparties which could result in costs or losses which would not occur in the normal course of business. While an immediate adverse impact to assets in Russia was averted, the recent Russian court orders against various western banks pose downside risk.

Also, tensions between the U.S. and China remain elevated across a wide range of areas, including trade and technology-related issues, Hong Kong, Taiwan, human rights, tariffs and cybersecurity. Amidst the inauguration of Taiwan’s newly elected president last year, China conducted large-scale military exercises around Taiwan, thereby continuing to apply pressure on the island while also aggressively staking out its territorial claims in the South China Sea. While the bank does not consider a China/Taiwan military conflict as its base case in the near-term, potential downside impacts from an escalation are significant and could substantially and adversely affect Deutsche Bank’s planned results of operations and financial targets. Geopolitical tensions could drive further economic polarization and fragmentation of global trade with the possible emergence of distinct China vs. US-led supporters. Overall, potential downside impacts could adversely affect Deutsche Bank’s planned results of operations and financial targets.

In many democratic countries, domestic political challenges have arisen from growing political polarization, rising social discontent and higher inflation. These challenges including recent German elections may impede political decision-making processes, forestall necessary structural reforms and lead to negative economic outcomes which could directly or indirectly impact the bank’s risk profile and financial results.

Strategy

Deutsche Bank’s Global Hausbank strategy includes financial targets and objectives for the Group until the end of 2025. While the Group continuously plans and adapts to changing situations, the bank runs the risk that a significant deterioration in the global macroeconomic environment, an adverse change in market confidence in the banking sector and/or client behavior, as well as higher competition, inflation or unforeseen costs could lead to the bank missing its 2025 financial targets and capital objectives. As such, Deutsche Bank may incur unexpected losses including impairments and provisions, experience lower than planned profitability or an erosion of the bank’s capital or liquidity base and broader financial condition, leading to a material adverse effect on Deutsche Bank’s results of operations and share price. This also includes the risk that Deutsche Bank will not be able to make desired cash distributions and share buybacks, subject to regulatory approval, shareholder authorization and meeting German corporate law requirements. Where targets reflect commitments to regulators, missing them may also trigger action from such regulators or rating agencies. In these situations, the Group would need to take actions to ensure it meets its minimum capital or liquidity objectives. These actions or measures may result in adverse effects on Deutsche Bank’s business, results of operations, strategic plans or meeting its 2025 financial targets and capital objectives.

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Deutsche Bank operates in highly competitive markets in all divisions. The ability to deploy capital and fund investments is an important success factor. The Group continuously monitors and responds to competitive developments to protect its market position and realize growth opportunities. Competitors in that context include large, international banks, smaller domestic banks as well as emerging and non-banking competitors. If significant competitors were to merge or be acquired, this could have impact on Deutsche Bank’s business model and opportunities to grow non-organically in the future.

In 2024, employee turnover rates exceeded prior year’s level, mainly driven by the regions Asia Pacific, Middle East & Africa and by the Americas. In general, the development of turnover rates could impact the bank’s operations and cost structures. Inflation and growing full-time equivalent employee costs are an additional risk over and above employee turnover rates.

Deutsche Bank has the objective to preserve a CET 1 ratio of no less than 200 basis points above the bank’s Maximum Distributable Amount (MDA) threshold with some variability possible in 2025. The Group’s capital ratio development reflects among other things: the operating performance of the bank’s operating businesses; the extent of its restructuring costs and the delivery of associated benefits from change initiatives including for example front-to-back optimization programs; cost related to potential litigation and regulatory enforcement actions; growth in the balance sheet usage of the core businesses; changes in the bank’s tax and pensions accounts; impacts on other comprehensive income; and changes in regulation and regulatory technical standards.

The Group enters into contracts and letters of intent in connection with its ongoing evolution as well as in the ordinary course of business. When these are preliminary in nature or conditional, the Group is exposed to the risk that they do not result in execution of the final agreement or consummation of the proposed arrangement, putting associated benefits with such agreements at risk.

The financial results of the bank could be adversely impacted if anticipated benefits from mergers and acquisitions, joint ventures, strategic partnerships, planned cost savings and other investments do not materialize. At the same time, any integration process will require significant time and resources, and the bank may not be able to manage the process successfully.

All of the above could have a material impact on the Group’s CET 1 ratio as well as other target ratios. It is therefore possible that the bank will fall below e.g., the CET 1 ratio objective of no less than 200 basis points above the bank’s MDA threshold, not meet the cost/income ratio target, or the Post-tax Return on Average Tangible Equity target, as highlighted in the section “Strategy” in this report.

Liquidity and funding

Deutsche Bank maintained investment grade ratings with all leading credit rating agencies through the year 2024.

During 2024, inflationary pressures eased globally, leading many central banks to commence reducing interest rates. The pace of that reduction, however, varies depending upon other economic factors affecting different jurisdictions which could in turn affect liquidity supplies and funding costs across the different jurisdictions in which the bank operates.

At the same time, a further downturn in the macro-economic environment, particularly in Germany and other European jurisdictions could lead to a decline in deposit levels and loan growth. This effect could lead to customers moving away from overnight to term deposits in search of better rates in the current environment which could be further exacerbated by competitive pricing pressures from other deposit-taking institutions.

Additional liquidity risks, due to negative developments in the wider financial sector, may also occur from withdrawal of deposits not insured by deposit guarantee schemes or result in deposits moving into other investment products. In times of economic uncertainty or market stress, digital banking allows depositors to swiftly move funds digitally to other market participants, leading to a faster and larger scale of deposit outflows. This risk may be exacerbated by the rollout of the Instant Payments Regulation which could lead to accelerated outflows outside of normal business hours in addition to increased needs for intraday liquidity. In addition, higher interest rates could foster price competition among banks for retail deposits increasing Deutsche Bank’s funding costs, as well as putting further pressure on the volume of Deutsche Bank’s retail deposits, which are one of the main funding sources for the bank.

In addition, these perceptions could affect the prices at which Deutsche Bank could access the capital markets to obtain the necessary funding to support its business activities. Another impact could be the expectation among some market participants that callable securities, typically Tier 2 and Additional Tier 1, but also senior debt, will be called at the first available call date. In the event the bank decides not to exercise the call, there may be a negative impact on Deutsche Bank’s funding curve due to a combination of investor dissatisfaction and potential signaling of financial difficulties. The magnitude of the impact on funding spreads is dependent on a series of factors including, amongst others, the reset spread and coupon of the security as compared to current market conditions. Such events could result in an inability to refinance assets on balance sheet, business activities in their respective currencies, or maintain appropriate levels of capital. As a result, the bank may be forced to liquidate assets it holds at depressed prices or on unfavorable terms, and to curtail businesses, such as lending activities. This could have an adverse effect on Deutsche Bank’s business, financial condition and results of operations.

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Similarly, liquidity risk could arise from lower value and marketability of Deutsche Bank’s High Quality Liquid Assets (HQLA). Moreover, Liquidity risk could affect the amount of proceeds available for covering cash outflows during a stress event. Additional haircuts may be incurred on top of already impaired asset values. Moreover, securities might lose their eligibility as collateral necessary for accessing Central Bank facilities, as well as their value in the repo/wholesale funding market. At the same time, the Group’s liquidity position may also be impaired in situations where its counterparty on e.g., a derivative contract is not current on an obligation to post collateral, in which case the bank has to cover for the shortfall through other means. The impact of such situations could be further pronounced to the extent the bank’s exposures to particular counterparties or markets are significant.

While the liquidity environment of the bank has been relatively stable, continued uncertainties in the geopolitical and economic environment could have an adverse impact on Deutsche Bank’s credit spread levels, liquidity metrics or the bank’s rating in the future. As of December 31, 2024, the bank demonstrated strong liquidity and funding metrics which were well above the regulatory requirements and internal risk appetite, providing a strong basis to manage, if required, through future periods of market volatility or stress.

Private Bank backlogs

Following the completion of the data migration of Postbank in July 2023, Deutsche Bank experienced operational issues and client backlog which led to delays in processing inquiries and increased credit costs. Residual backlogs have now been resolved and the bank made further efforts to successfully improve its service processes in 2024. New incoming client requests are now generally processed within defined service levels.

Regulatory supervisory reforms, assessments and proceedings

The regulatory reforms enacted and proposed in response to weaknesses identified during the last financial crisis together with increased regulatory scrutiny and discretion will impose material costs on the bank, create significant uncertainty and may adversely affect the Group’s business plans as well as its ability to execute the bank’s strategic plans in the medium-term. Those changes that require the bank to maintain increased capital may significantly affect the bank’s business model, financial condition, and results of operation as well as the competitive environment more generally. This could occur more generally with regards to the UK. With the UK being outside the European Union, it can be more agile on the future direction of its supervisory and regulatory framework. Given Deutsche Bank’ set-up in the UK as a branch, we will not be able to benefit in general from improvements made to the UK framework.

Supervisors can also impose capital surcharges or regulatory adjustments, for example, as a result of the regular Supervisory Review and Evaluation Process (SREP) performed by the ECB on an annual basis. Such adjustments may, for example, reflect additional risks posed by deficiencies in the Group’s control environment, concerning the treatment of specific portfolios, products or transactions. Following the 2024 SREP, Deutsche Bank has been informed by the ECB of its decision regarding prudential capital requirements to be maintained from January 1, 2025, onwards, that Deutsche Bank’s Pillar 2 Requirement amounts to 2.90%, an increase of twenty-five basis points compared to the bank’s Pillar 2 Requirement applicable for 2024. ECB’s SREP decision also includes a Pillar 2 Requirement for the leverage ratio of 10 basis points, unchanged versus prior year SREP and effective from January 1, 2025, onwards. Further, the decision includes conclusions the ECB draws from regulatory stress tests conducted by the EBA or the ECB. The results of the EBA EU wide stress test launched on January 20, 2025, will be published at the beginning of August. The ECB evaluates each bank’s performance from a qualitative angle to inform the decision on the level of Pillar 2 Requirement and a quantitative outcome which is one aspect when assessing the level of Pillar 2 Guidance. The ECB has already used these powers in its SREP decisions in the past and it may continue to do so to address findings from onsite inspections. In extreme cases, the ECB can even suspend certain activities or permission to operate within their jurisdictions and impose monetary fines for failures to comply with rules applicable to the guidelines.

Regulators across the world can also impose capital surcharges to address macroeconomic risks, through the use of macroprudential tools. These include CET1 buffer increases that could apply group-wide or only for local activities at national level or for specific types of exposures (e.g., mortgages). The use of these tools is governed by the applicable macroprudential framework in the EU or any other relevant jurisdiction and are typically decided by national macroprudential authorities, such as BaFin, often on the basis of Central Bank analysis for macroeconomic risks.

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Several future changes to macroprudential tools are expected to impact Deutsche Bank’s business. The European Commission had previously announced a review of the EU macroprudential regime for 2022-2023. These reviews did not take place within the envisaged timeline. The European Commission will continue looking at these issues in 2025, and there is always a possibility for a legislative proposal. Such reforms could result in an increase of the bank’s level of capital requirements, including capital buffers, additional capital requirements for securitizations, an increase in risk-weighted assets or other regulatory requirements related to the banks’ dealings with various types of counterparties, including Non-Bank Financial Intermediaries (NBFI).

In July 2024, the EU prudential rules (Capital Requirements Regulation and Directive – CRR3 and CRD 6) was published in the EU Official Journal. The reform implements the Basel Committee on Banking Supervision (BCBS) Final Basel III reforms. These reforms change how EU banks will calculate their risk weighted assets. The biggest part of the reforms will apply as of January 2025, with the exception of the rules on Market Risk (implementing the Fundamental Review of the Trading Book – FRTB), which has been delayed by the European Commission, via a Delegated Act, to January 2026. The output floor, which limits the internal-model RWA to ultimately 72.5% of the Standardized Approach RWA, will apply fully in January 2030. Final Basel III will increase the bank’s RWA and associated capital requirements. The reform is also being implemented, with different timelines, in all major jurisdictions. At the start of 2024, the EBA consulted on amendments to its RTS (Regulatory Technical Standard) on prudent valuation. This standard sets out the requirements that institutions operating in the EU should apply for the valuation of their fair-valued assets and liabilities for prudential purposes. The EBA is working through the comments received, depending on their final view, this may lead to increase in our CET1 requirements. The EBA also consulted on change to their RTS on off-balance sheet items. This approach also looking into the treatment of chargeback payments. Similar to the prudent valuation RTS, the EBA is working through the comments, and the bank expect a final RTS to be published in third quarter 2025. This will provide further steer on the prudential treatment of chargeback risk.

In April 2023, the European Commission issued a legislative proposal for reform of the EU crisis management and deposit insurance framework, with amendments to all relevant Directives and Regulations, including the Bank Recovery and Resolution Directive, the Single Resolution Mechanism Regulation and the Deposit Guarantee Scheme Directive. The purpose of the legislative proposal is, among other things, to further harmonize and regulate the crisis management and resolution of small- and medium-sized EU banks, which is currently subject to some degree of national discretion. In its legislative proposal the Commission includes several changes that could impact Deutsche Bank and its clients, including a change in the insolvency hierarchy of claims of all depositors, including those uninsured by deposit guarantee schemes. Also, the proposals provide for an expanded possibility by authorities to use the funds of national deposit guarantee scheme to contribute to the resolution of a bank, and thus giving also access to the Single Resolution Fund. This European Commission legislative proposal has been following the regular EU co-legislative process, with the involvement of the EU 27 Member States and the European Parliament. The finalization of the revised directives and regulation may happen in 2025, or in a later year, depending on the ability of the co-legislators to reach a compromise, and could differ significantly from the original Commission proposal.

On December 12, 2024, a provisional agreement between the co-legislators was reached on the revised EU Benchmarks Regulation which will reduce the scope of application of the Regulation significantly by focusing only on the supervision of critical and significant benchmarks as well as those which are Paris-aligned or Climate Transition benchmarks and some commodity benchmarks. Due to the inclusion of an exemption for certain third-country foreign exchange (spot FX) benchmarks, the revised EU Benchmark Regulations will contribute to a reduction in regulatory burden on EU users of benchmarks.

The Retail Investment Strategy, a European Commission proposal from May 24, 2023, containing a series of measures and amendments to the current legislative framework to strengthen investor participation and consumer trust remains in the legislative process with the Parliament and Council having finalized their respective positions. Trilogues are expected to start in early 2025.

The revised Markets in Financial Instruments Directive and Regulation (MiFID II/R) entered into force on March 28, 2024. Further technical work by ESMA and the European Commission on transparency requirements and the consolidated tape have started in 2024 and will continue through 2025.

In June 2023, the European Commission published two legislative packages, one linked to the introduction of a digital euro, the other on financial data access and payments. The European Parliament and EU Member States are now to discuss both packages. Both texts are still under discussion at European Parliament and member state levels.

In 2024, the regulatory environment for ESG and Sustainable finance further evolved. At EU level, the regulation for ESG rating providers as well as the Corporate Sustainability Due Diligence Directive (CSDDD) were finalized. The CSDDD requires e.g. the establishment of a transition plan and includes due diligence obligations for corporates and banks to avoid and mitigate human rights and environmental risks in their value chains. The application of the Deforestation regulation which supports deforestation-free products and supply chains would have been applicable end of 2024 but was delayed by one year. The prevention of greenwashing continues to be a relevant topic. In June, the three European Supervisory Authorities comprising of the EBA, the ESMA, and the European Insurance and Occupational Pensions Authority published their final reports on greenwashing in the financial sector. The UK announced in November to resume work on Sustainable Finance regulation, including proposals for a Green Taxonomy and a ESG rating regulation.

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Also, Transition Finance remains a priority for regulators. ESMA and EBA highlighted the need for further work on the topic. The UK’s Transition Finance Market Review published a final report, providing a framework for scaling up the market for transition finance and a Transition Finance Council was launched by the UK government. In January 2024, the ECB extended its climate strategy and announced a climate and nature plan to work on how nature loss and degradation pose risks to the economy.

In addition, Deutsche Bank may be impacted by future decisions made by the Court of Justice of the EU in regard to the terms and conditions related to irrevocable payment commitments to the SRF. If a ruling by the court is deemed to have a negative impact on the current accounting treatment of such irrevocable payment commitments, this could result in an accounting loss and have a material adverse effect on the bank’s results of operations. Deutsche Bank updates the BaFin on the status of the discussions and our internal work to continue clearing for our clients.

For Indian CCPs, the BaFin published a statement in February 2023, allowing German credit institutions, including Deutsche Bank, the possibility to remain members of the six India CCPs until October 31, 2024. The BaFin, as well as the French AMF and ACPR granted indefinite extension of this deadline, allowing time for European banks together with the relevant European and Indian authorities to continue work on finding a solution. This allows European banks, including Deutsche Bank, to make any changes needed so that the clients can continue to be served even after the deadline.

Supervisors can also impose other capital surcharges, such as the increase of macroprudential capital buffers including the Countercyclical Capital Buffer and the Systemic Risk Buffer.

In summary, both the regulatory and legislative environment are expected to be dynamic and can impact Deutsche Bank’s revenue and costs (e.g., the cost to ensure ongoing and future compliance). Additionally, the prospect of regulatory conditions easing in certain non-European regions could present a competitive disadvantage to the Group.

Legal and regulatory enforcement proceedings and tax examinations

Deutsche Bank is subject to a number of legal and regulatory enforcement proceedings and tax examinations. The outcome of these proceedings is difficult to predict and may substantially and adversely affect the bank’s planned results of operations, financial condition and reputation. If these matters are resolved on terms that are more adverse to the bank than expected, in terms of their costs or necessary changes to Deutsche Bank’s businesses or operations, or if related negative perceptions concerning the bank’s business and prospects and related business impacts increase, Deutsche Bank may not be able to achieve its strategic objectives or may be required to change these objectives.

More generally, the bank operates in a highly and increasingly regulated and litigious environment, potentially exposing the bank to liability and other costs, the amounts of which may be substantial and difficult to estimate, as well as to legal and regulatory sanctions and reputational harm. The bank continues to maintain a regular dialogue with its supervisory authorities who expect the bank to deliver control improvements at a faster pace and in a higher quality manner. Deutsche Bank understands this criticism and is committed to meeting these expectations.

The latest geopolitical development in the U.S. and elsewhere may increase the complexity and costs to comply with changing laws and rules, potential conflicts of laws as multiple regulatory regimes may come into sharper difference in various jurisdictions, and legal risks as novel applications of pre-existing laws are made, such as, the application of traditional antitrust law in the context of multi-party ESG initiatives. Should any of the legal proceedings be resolved against the bank, or any investigations result in a finding that the bank failed to comply with applicable law, the bank could be exposed to material damages, fines, limitations on business, remedial undertakings, criminal prosecution, or other material adverse effects on Deutsche Bank’s financial condition, as well as risk to its reputation and potential loss of business because of extensive media attention. Guilty pleas by or convictions of the bank or its affiliates in criminal proceedings, or regulatory or enforcement orders, settlements, or agreements to which the bank or its affiliates become subject, may have consequences that have adverse effects on certain of its businesses.

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Compliance and Anti-Financial Crime

Combatting financial crime and complying with applicable laws and regulations is vital to ensuring the stability of banks, such as Deutsche Bank, and the integrity of the international financial system.

A robust and effective internal control environment and adequate infrastructure (comprising people, policies and procedures, controls testing, IT systems and data) are necessary to ensure that the bank conducts its business and performs its processes in general in compliance with the laws, regulations, and associated supervisory expectations.

The bank’s compliance controls and surveillance processes, as well as other internal control processes that are aimed at ensuring the proper conduct of its businesses and services as well at preventing market abuse, insider dealing, and conduct breaches, are subject to regulatory reviews and/or inquiries in certain jurisdictions.

Furthermore, the bank’s anti-money laundering (AML) and know-your client (KYC) processes and controls aimed at preventing misuse of the bank’s products and services to commit financial crime, continue to be the subject of regulatory reviews, investigations, and enforcement actions in several jurisdictions. The bank continually enhances the effectiveness of its internal control environment and improve its infrastructure to revised regulatory requirements and to close gaps identified by the bank and/or by regulators and monitors.

In September 2018, BaFin ordered Deutsche Bank to implement internal safeguards and comply with general due diligence obligations to prevent money laundering and terrorist financing. In February 2019, BaFin extended the order with regards to the review of its group-wide risk management processes in correspondent banking and adjust them as necessary. In April 2021, BaFin further expanded its order, requiring additional internal safeguards and sustainable compliance with due diligence obligations, including those for correspondent relationships. The April 2021 order was subsequently extended to include enhancements to the Bank’s transaction monitoring systems.

In 2023, the BaFin issued an additional order instructing Deutsche Bank to implement specific improvements to data processing systems for transaction monitoring and warned of potential financial penalties in case of non-fulfillment.

To monitor the implementation of the ordered measures, BaFin appointed a Special Representative in 2018, whose mandate was prolonged following each order extension to ensure continued monitoring and progress assessment. This mandate concluded on October 30, 2024. The bank continues to fully cooperate with the BaFin and remains committed to investing the necessary resources to implement the remaining measures within the deadlines.

In July 2023, the bank entered into a Consent Order and Written Agreement with the Federal Reserve resolving previously disclosed regulatory discussions concerning adherence to prior orders and settlements related to sanctions and embargoes and AML compliance, a prior correspondent banking relationship and remedial agreements and obligations related to risk management issues. Both the Consent Order and Written Agreement require the bank to comply with and effectuate certain remedial undertakings. To the extent the Bank does not comply with such undertakings, it may face additional regulatory action, including further civil monetary penalties and business restrictions.

The war in Ukraine continues to lead to a high increase of sanctions by G7 countries targeting Russian individuals, entities, goods, industry sectors as well as enablers in third countries. Specifically, 2023 and 2024 were characterized by sanctions responding to Russia’s measures avoiding the effect of sanctions, such as EU or U.S. secondary sanctions which allow measures to be taken against Foreign Financial Institutions if they conduct certain transactions with Russian targeted sectors, designated persons or products. In addition, the EU requires EU entities to mandate their non-EU subsidiaries to not take any action undermining the effect of the EU sanctions against Russia. Together with the expansive new EU reporting requirements these measures increase operational burden and regulatory risk for banks with clients that have business operations in or with entities in Russia. Similarly, the EU has enhanced sanctions against Belarus. The U.S. Outbound Investment Rule was published in Q4 2024 and with the incoming U.S. Administration, there is the potential for further sanctions, in addition to trade measures against China in 2025.

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Deutsche Bank manages these sanctions with enhanced communications, guidance and operational support led by AFC’s Sanctions & Screening team. Further DB has updated its Sanctions Policy thereby mandating a further reduction of exposure to countries like Russia and Belarus. The Sanctions Policy will enter into force in Q1 2025. In addition, transactions are filtered, client and counterparty data is screened, trade in sanctioned financial instruments is restricted, goods and commodities (such as oil) subject to trade finance restrictions are screened in a risk-based approach and further measures such as rejecting or freezing a transaction, restricting client activities, exiting a client relationship or obtaining required regulatory authorizations are taken. Noting the potential escalation in geo-political tensions between the U.S. and China DB is reviewing appetite statements in place, and governance for overseeing this activity. This involves incorporating the recent U.S. Outbound Investment Rule considerations.

Risk management policies, procedures and methods

Deutsche Bank has devoted significant resources to develop its risk management policies, procedures and methods, including with respect to market, credit, liquidity, operational as well as reputational and model risk. However, the bank may not be fully effective in mitigating its risk exposures in all economic or market environments or against all types of risk, including risks that the bank fails to identify or anticipate. Where the Group uses models to calculate risk-weighted assets for regulatory purposes, potential deficiencies may also lead regulators to impose a recalibration of input parameters or a complete review of the model.

Nonetheless, the risk management techniques and strategies have not been and may in the future not be fully effective in mitigating the bank’s risk exposure in all economic market environments or against all types of risk, including risks that it fails to identify or anticipate. Some of the bank’s quantitative tools and metrics for managing risk are based upon its use of observed historical market behavior. The bank applies statistical and other tools to these observations to arrive at quantifications of its risk exposures. In a financial crisis, the financial markets may experience extreme levels of volatility (rapid changes in price direction) and the breakdown of historically observed correlations (the extent to which prices move in tandem) across asset classes, compounded by extremely limited liquidity. In such a volatile market environment, the bank’s risk management tools and metrics may fail to predict important risk exposures. In addition, Deutsche Bank’s quantitative modeling does not take all risks into account and makes numerous assumptions regarding the overall environment, which may not be borne out by events. As a result, risk exposures have arisen and could continue to arise from factors the bank did not anticipate or correctly evaluate in its models. This has limited and could continue to limit the bank’s ability to manage its risks especially in light of geopolitical developments, many of the outcomes of which are currently unforeseeable. The bank’s losses thus have been and may in the future be significantly greater than the historical measures indicate.

In addition, the bank’s more qualitative approach to managing those risks not taken into account by the quantitative methods could also prove insufficient, exposing the bank to material unanticipated losses. Also, if existing or potential customers or counterparties believe its risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with the bank. This could harm the bank’s reputation as well as its revenues and profits. See “Management Report: Risk Report” in the Annual Report 2024 for a more detailed discussion of the policies, procedures and methods the bank uses to identify, monitor and manage its risks.

Third Party Vendor Management

Financial institutions rely on third-party service providers for a range of services, some of which support their critical operations. These dependencies have grown in recent years as part of the increasing trend in digitalization of the financial services sector which can bring multiple benefits including flexibility, innovation and improved operational resilience. However, if not properly managed, disruption to critical services or service providers could pose risks to financial institutions, and in some cases, financial stability.

The regulatory framework for managing third party risk continues to evolve and becomes increasingly complex as regulators seek to address various objectives. There are two main areas of focus including how financial institutions manage their third-party risks and how to address the systemic risks caused by concentration of services provided by critical third parties.

Deutsche Bank has a well-established approach to Third Party Risk Management; from a clear policy and procedure through to centralized risk process for businesses to use when engaging with third parties. To respond to the increasing regulatory demand, Deutsche Bank is continuously enhancing the bank’s control environment. In 2024, the bank concluded a key transformational project which has delivered improved efficiency, a more proportionate approach, real time monitoring and better culture of awareness to protect the bank from third party risk.

When using third-party service providers, the bank remains fully responsible and accountable for complying with all the regulatory obligations, including the ability to oversee the outsourcing of critical or important functions. The bank may face risks of material losses or reputational damage if third parties fail to provide services as agreed with the bank and/or in line with regulatory requirements.

Similar to cybersecurity threats to Deutsche Bank, a successful cyberattack on a third party vendor could have a significant negative impact on the bank that may result in the disclosure or misuse of client as well as proprietary information, damage or inability to access information technology systems, financial losses, additional costs, personal data breach notification obligations, reputational damage, client dissatisfaction and potential regulatory penalties or litigation exposure

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In situations where Deutsche Bank is the third party service provider, the bank may be exposed to financial risks, such as lost revenues, costs and expenses associated with the cancellation of the service agreement, if Deutsche Bank were no longer able to benefit from the relationship.

Goodwill and other intangible assets

Goodwill is reviewed annually for impairment or more frequently if there are indications that impairment may have occurred.

Other intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights and their fair value can be measured reliably. These assets are tested for impairment, or their useful lives reaffirmed at least annually. This includes the testing in relation to software impairments.

The determination of the recoverable amount in the impairment assessment of non-financial assets requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. These estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change. Impairments of goodwill and other intangible assets have had and may have a material adverse effect on profitability and results of operations.

Pension Obligations

Deutsche Bank sponsors a number of post-employment benefit plans on behalf of its employees, including defined benefit plans. For further details on Deutsche Bank’s employee benefit plans see Note 33 – “Employee Benefits” in the consolidated financial statements.

The bank develops and maintain guidelines for governance and risk management, including funding, asset allocation and actuarial assumption setting. In this regard, risk management means the management and control of risks for the bank related to market developments (e.g., interest rate, credit spread, price inflation), asset investment, regulatory or legislative requirements, as well as monitoring demographic changes (e.g., longevity). To the extent that pension plans are funded, the assets held mitigate some of the liability risks, but introduce investment risk. In its key pension countries, the bank’s largest post-employment benefit plan risk exposures relate to potential changes in credit spreads, interest rates, price inflation, longevity risk and liquidity risk, although these have been partially mitigated through the investment strategy adopted. Overall, the bank seeks to minimize the impact of pensions on its financial position from market movements, subject to balancing the trade-offs involved in financing post-employment benefits, regulatory capital and constraints from local funding or accounting requirements.

The bank’s investment objective in funding the plans and its obligations in respect of them is to protect the bank from adverse impacts of its defined benefit pension plans on key financial metrics. The bank seeks to allocate plan assets closely to the market risk factor exposures of the pension liability to interest rates, credit spreads and inflation and, thereby, plan assets broadly reflect the underlying risk profile and currency of the pension obligations.

To the extent that the factors that drive the bank’s pension liabilities move in a manner adverse to the bank, or that its assumptions regarding key variables prove incorrect, or that funding of the pension liabilities does not sufficiently hedge those liabilities, the bank could be required to make additional contributions or be exposed to actuarial or accounting losses in respect of its pension plans.

In Germany, the Group is a member of the BVV Versicherungsverein des Bankgewerbes a.G. (BVV), a multi-employer defined benefit plan, together with other financial institutions. In line with industry practice, the Group accounts for it as a defined contribution plan since insufficient information is available to identify assets and liabilities relating to the Group’s current and former employees, primarily because the BVV does not fully allocate plan assets to beneficiaries nor to member companies. The Group may be exposed to significant financial risk should the residual risks related to this multi-employer defined benefit plan materialize.

Deferred Tax Assets

The bank recognizes deferred tax assets for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and unused tax credits. To the extent that it is no longer probable that sufficient taxable profits will be available to allow all or a portion of the deferred tax assets to be utilized, the bank must reduce the carrying amounts. Each quarter, the bank re-evaluates its estimate related to deferred tax assets, which can change from period to period and requires significant management judgment. Furthermore, deferred tax assets are measured based on tax rates that are expected to apply in the period that the asset is realized, based on the tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. If for example, the U.S. were to enact a reduction in the corporate income tax rate, which going forward would positively impact the bank’s effective tax rate, the bank’s deferred tax assets in the U.S. would have to be remeasured at the lower tax rate. Reductions in the amount of deferred tax assets from a change in estimate or a change in tax rate have had and may in the future have material adverse effects on its profitability, equity and financial condition.

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Technology, Data and Innovation

Digital Innovation may offer market entry opportunities for new competitors such as cross-industry entrants, global tech companies and financial technology companies. Therefore, the bank expects its businesses to have an increased need for investments in digital product and process resources to remain competitive and mitigate the risk of a potential loss of market share.

Through its strategic partnership with Google, Deutsche Bank is migrating applications to the Public Cloud with the goal of improving IT flexibility and resiliency Technology transformation requires robust governance, planning and funding and remains an area of significant regulatory interest in this program. Additionally, the bank must ensure adopt applicable standards of data privacy and security to protect client and bank information. Failure to do so can compromise client trust, lead to financial losses and result in regulatory penalties, litigation and compensation obligations.

The bank continually assesses and monitors emerging threats relating to the security of the bank’s operations and information. This comprises identification of and response to incidents along the bank’s supply chain, including third and fourth party vendors. Security breaches impacting the bank’s supply chain may not only affect the bank but also may have severe cross-industry consequences. Additionally, Deutsche Bank actively tracks threats which have the potential to exploit security vulnerabilities, and activities by nation-state actors along with trends and developments, such as cyber risks related to Artificial Intelligence technologies and potential threats that Quantum Computing poses to encryption. We also continue to closely observe common attack scenarios, including ransomware, denial of service, and supply chain attacks. Deutsche Bank maintains insurance for cyber events. There can be no assurance that such coverage will be adequate to cover all losses or liabilities arising from a cyber event.

Mitigation strategies and controls are continually adapted to address these evolving risks and the global security threat landscape. For further details and more information, please refer to the Information Security chapter within the Risk Report.

Deutsche Bank is continuously improving its data management strategy focusing on core processes and data sets like transactional, client, and reference data. This includes developing and implementing enterprise architecture principles across its core technology infrastructure. This is central to Deutsche Bank’s wider technology and data strategy, which aims to enable business growth and efficiencies, while also enhancing the control environment. Regulators are actively involved in monitoring the bank's progress in this area.

Major technology transformations in the bank’s business and infrastructure areas are executed via dedicated initiatives. These initiatives aim to reduce IT and business costs, improve controls, and drive revenue growth by offering new client features or targeting client growth. However, there are risks in executing these programs, such as, talent and financial constraints, dependencies on other programs and key deliverables, extended implementation timelines or adverse change related impacts activity on the control environment and functionality issues within upgraded applications or their underlying technologies. These risks are carefully managed to mitigate the risk of not fully achieving expected benefits.

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Environmental, social and governance

The impacts of rising global temperatures and the associated policy, technology and behavioral changes required to limit global warming to no greater than 1.5oc above pre-industrial levels have led to emerging sources of financial and non-financial risks. These include the physical risk impacts from extreme weather events, and transition risks as carbon-intensive sectors are faced with higher costs, potentially reduced demand and restricted access to financing. More rapid than currently expected emergence of transition and/or physical climate risks and other environmental risks may lead to increased credit and market losses as well as operational disruptions due to impacts on vendors and the bank’s own operations. Deutsche Bank has integrated Climate and Environmental risk considerations throughout its risk and control frameworks to ensure that risks are identified, monitored and managed.

Instances of extreme weather events have increased in frequency & severity. Recent cases of severe flash flooding in Spain, hurricanes in North America and wildfires in California highlight the increasing trend of damaging climate events. Although impacts were contained, future extreme weather events could lead to higher credit loss provisions, property loss, rising insurance costs and operational resilience risks. Extreme weather events can also impact Deutsche Bank’s revenue generating capabilities and costs, while market declines and volatility could negatively impact the value of financial instruments, drive volatility in the bank’s valuation and timing differences and result in impairments of non-financial assets.

Furthermore, financial institutions are facing increased scrutiny on climate and sustainability-related issues from governments, regulators, shareholders and other bodies (including non-governmental organizations). Banks must navigate an increasingly complex and heterogenous policy environment with U.S. led challenges to their collaborative efforts to reduce greenhouse gas emissions leading to accusations of unlawful practice and anti-trust violations with potential for restrictions on access to certain clients and potential litigation. In key focus is the Net Zero Banking Alliance which has seen the departure of U.S. peers in response to these concerns. In contrast, many organizations and individuals expect banks to support the transition to a lower carbon economy, to limit nature-related risks such as biodiversity and habitat loss, and to protect human rights. This increased scrutiny includes more extensive and prescriptive ESG disclosure requirements such as the Corporate Sustainability Reporting Directive (CSRD). The emergence of significantly diverging ESG regulatory and/or disclosure standards across jurisdictions could lead to higher costs of compliance and risks of failing to meet requirements. Of note is the interconnectedness between transition, other environmental, and social risks where supporting the transition could lead to increased demand for transition minerals which are obtained via mining.

Deutsche Bank is rated by a number of ESG rating providers, with the ratings increasingly utilized as criteria to determine eligibility for sustainable investments and to assess management of ESG risks and opportunities. The methodologies and scores used by the different providers can lead to significant divergence in results. Should the bank’s ratings lag peers, or materially deteriorate, this could lead to negative reputational impacts and reduced investor demand for equity/debt. Improved ratings may have the opposite effect.

Data, methodologies and industry standards for measuring and assessing climate and other environmental risks are still evolving or, in certain cases, are not yet available. This, combined with a lack of comprehensive and consistent climate and other environmental risk disclosures by its clients means that the bank, in line with the wider industry, is heavily reliant on proxy estimates and/or proprietary approaches for its own climate and environmental risk management disclosures. The high degree of uncertainty that this creates increases the risk that third parties may assert that the bank’s sustainability-related disclosures constitute greenwashing. Positively, enhanced disclosure requirements for our clients will reduce reliance on proxy estimates and/or proprietary approaches going forwards.

While Deutsche Bank remains committed to the targets outlined in its Sustainability Deep Dive, the bank may face headwinds in achieving its aim for € 500 billion in cumulative sustainable financing and investment volumes through the end of 2025. If ambitions or targets are missed, this could impact, among other things, revenues and the reputation of the bank. In addition, scarcity of green and social assets may reduce Deutsche Bank’s ability to issue compliant funding. In addition, competition for the financing of green and social assets may reduce Deutsche Bank’s ability to issue funding that qualifies for inclusion. Additionally, an economy transitioning at a slower pace may result in significant deviations from the bank’s net zero-aligned emissions pathways toward its targets. This would come to reduce transition risk in the short to medium term but increase it significantly over the longer term. The bank continues to consider its net zero targets as one of the key climate risk management tools and recently extended its net zero target framework to include the Commercial Aviation sector. Certain jurisdictions have begun to develop anti-ESG measures including requiring financial institutions that wish to do business with them to certify their non-adherence to aspects of the transition agenda. Failing to comply with these requirements may result in the termination of existing business and the inability to conduct new business with those jurisdictions, while complying may lead to reputational risks and potential lawsuits.

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Opportunities

Macroeconomic and market conditions

Should economic conditions, such as GDP growth, levels of unemployment, the interest rate environment and competitive conditions in the financial services industry improve beyond currently forecasted levels, this could result in higher revenues. These impacts may only be partially offset by additional costs, therefore improving the Group’s ability to meet its financial targets. At the same time, potentially higher inflation, interest rates and market volatility could present a number of opportunities, such as increased revenues from higher trading flows amid private, corporate and institutional customers repositioning their portfolios, higher net interest income as well as higher margins on lending across the Group’s balance sheet.

In particular, opportunities could arise if the macroeconomic environment in our home market Germany improves in the wake of the early Bundestag election in February 2025. If the next federal government accomplishes a relaxation of the constitutional debt brake and/or the implementation of growth enhancing structural reforms, e.g. to reduce electricity prices or the administrative and tax burden of businesses, Germany’s economic growth prospects would improve over the medium term. Some initial positive effects on the bank’s business environment (e.g. from additional fiscal spending or higher confidence) could possibly materialize over the short term during 2025.

A substantial proportion of the assets and liabilities on the Group’s balance sheet are of financial instruments carried at fair value, with changes in fair value recognized in the income statement. If market conditions improve or interest rates decline, this could result in an increase in the fair value of certain financial instruments. As a result of such changes, the Group may realize gains in the future.

Geopolitics

While rising geopolitical risk creates uncertainty which undermines the global growth outlook and leads to increased fragmentation of the business environment, Deutsche Bank could benefit from supporting clients to de-risk their supply chains and rebalance their global footprint if the fragmentation of the international trade order accelerates. Should geopolitical risk unexpectedly subside, the outlook for global growth could improve beyond the bank’s assumptions with positive implications for revenues and risk metrics.

Regulatory change

Regulatory change can encourage banks to provide better products or services that can offer opportunities for differentiation in the marketplace. For example, as reporting standards continue to develop and improve for sustainable finance, the market may evolve to embrace sustainable finance initiatives more broadly. As clients and the market adopt sustainable finance related initiatives, the Group may have the opportunity to further differentiate the bank by enhancing the services provided to its clients.

Strategy

Deutsche Bank’s Global Hausbank strategy outlines the bank’s approach to materially improve returns to shareholders over time and how best deploy the balance sheet as well as other resources, in a way that is consistent with the client franchise and risk appetite of the bank. As such, the implementation of the Group’s strategy may create further opportunities if implemented to a greater extent or under more favorable conditions than anticipated. This includes potential benefits from better than planned macroeconomic, market and geopolitical conditions or advantageous changes in the competitive environment, such as the retreat of traditional and emerging, non-banking competitors in selected markets.

If businesses and processes improve beyond Deutsche Bank’s planned assumptions and cost efficiencies can be realized sooner or to a greater extent than forecasted, this could also positively impact the results of operations. The progress could be further stimulated if markets react favorably to Deutsche Bank’s rating upgrades and sustained revenue performance. This could in turn reduce funding costs and further amplify the bank’s profitability.

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The bank expects to pursue the Group strategy and become the first point of call for all its clients, addressing the full range of their financial needs – as their “Global Hausbank”. Deutsche Bank’s expects its over 150-year heritage, global network, market expertise, outstanding risk management and comprehensive product range to support growth and targeted investments with focus on becoming sustainably profitable while increasing operational efficiencies and maintaining capital discipline.

Within the Corporate Bank, Deutsche Bank sees multi-faceted opportunities across a market leading franchise that leverages Corporate Bank’s global footprint and coverage model. Deutsche Bank expects to grow revenues by combining risk management solutions with treasury platform capabilities and establishing the Corporate Bank as a key partner to support its clients’ energy transformation, building on its position in Europe and expanding further into APAC.

The Investment Bank continues to be a global leader in fixed income and financing products, and Deutsche Bank is focused on consolidating this position and maintaining the market share gained. To achieve this, combined with the strength of the Origination and Advisory platform, the focus of the division is targeted on specific investment into areas of growth in existing and adjacent businesses to enhance and diversify the product offering. Meanwhile, the Investment Bank continues to focus on the optimization of cost and capital across the portfolio, and additional enhancements to the control environment. In addition, an increased focus upon the efficiency of the division’s client coverage intends to increase the strength and depth of relationships across the global client base.

For the Private Bank, focus remains on German retail, international retail and business clients, and on seeking growth predominantly within advisory areas. With respect to wealth management activities, the Group sees growth opportunities particularly in EMEA and APAC.

For Asset Management, comprising of DWS legal entities, DWS continues to execute the publicly stated strategy, which aims to maintain leadership in mature asset classes and selectively grow other regions and products, in order to cement its status as a leading asset manager. Growth areas include revenue opportunities from further asset shifts towards Passive investments and Alternative products.

Deutsche Bank continues to focus on sustainability throughout the bank and has seen opportunities for growth in this space across all the bank’s core businesses as clients’ response to climate change gains further traction. Given strong client appetite, Deutsche Bank continues to see sustainable finance as a key opportunity and area of investment. As part of the broader efforts to develop a risk appetite strategy to manage climate risk, the bank sees opportunities to support clients, for example, in developing credible decarbonization strategies and support their transition.

Individuals and institutions, including clients and non-clients of the bank, increasingly view ESG-related opportunities as significant for long-term returns and the bank believes this could become a key differentiator. In this regard, inclusion of ESG factors in the investment processes or decision-making process for awarding business mandates across businesses is growing. As such, Deutsche Bank plans to develop and provide financial products or investment possibilities that can help both the bank and its clients to achieve common ESG goals and advance Deutsche Bank’s holistic ESG strategy. More broadly, the bank believes that advancing ESG activities can lead to both additional revenues opportunities as well as an improved brand and stakeholder perception.

Additionally, a shared and strong firm-wide risk and control culture, enabled by technology, analytics and the bank’s deep risk expertise, may, in parts provide the competitive edge needed to support the growth strategy of Deutsche Bank’s businesses.

Overall, there are opportunities for Deutsche Bank to gain market share and grow its client base via supporting client needs for financing, advice, and risk management.

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Technology, Data and Innovation

Digital Innovation offers Deutsche Bank various revenue opportunities, from increasing sales with existing customers to acquiring new customers, by expanding the Bank’s own product portfolio and by engaging in product partnerships with third parties, which can potentially shorten times-to-market. The Group’s global reach allows it to scale products quickly and efficiently across geographies. At the same time, the bank’s customers will benefit from products and services being developed and brought to market more quickly in the future.

The bank´s ongoing strategic partnership with Google Cloud demonstrates its commitment to embrace new technologies. Application migrations to Google Cloud, e.g. the SAP HANA finance platform which includes the bank´s general ledger, are expected to bring along a number of benefits including performance, scalability, stability and security of the cloud environment.

The bank is collaborating with Google, Microsoft and other technology providers on the early adoption of new AI technologies and on ‘Responsible AI’ for the banking industry. The bank is evaluating such technologies in a prudent and responsible way to ensure it understands and mitigates risks that may arise before deploying them into production. The bank’s global reach allows it to scale products quickly and efficiently across geographies, while its customers will benefit from new products and services being developed and brought to market more quickly in the future. Deutsche Bank’s approach is to maximize benefits from AI without compromising on risk. It has created an Artificial Intelligence Oversight Forum to ensure that there is appropriate monitoring and risk assessment of AI solutions and their alignment with the bank’s strategic goals. In 2024, the bank has already implemented a number of AI solutions, including a document processing solution that leverages Generative AI to significantly reduce document handling time. Another GenAI solution called “dbLumina” has been implemented to allow business subject matter experts to curate, fine-tune, and control content from large bodies of knowledge in a consistent and reliable manner. In addition to implementing specific AI solutions, the bank is also adopting more generic AI solutions with a controlled roll out of the Microsoft Copilot.

In addition, technology is creating new sets of digital assets and money, such as central bank digital currencies, tokenized deposits, stablecoins and electronic securities. These may facilitate cheaper, faster, and more efficient financial transactions, while also unlocking new use cases. Deutsche Bank in very active discussions on both wholesale and retail Central Bank Digital Currency solutions globally, but particularly within Europe. It participated in the Wholesale central bank money settlement trials with the ECB. It is also collaborating with the Bank for International Settlements to explore the benefits that tokenization can provide wholesale cross-border payments.

Deutsche Bank reviews opportunities to leverage the benefits in underlying digital asset technology to address customer needs within the bank’s regulatory and risk appetite frameworks. By maintaining a cautious and highly selective approach, the bank aims to leverage new technology in a way that safely benefits clients, but this approach could also lead to missed opportunities.

Environmental, social and governance

The transition to a lower carbon economy presents multiple opportunities to support clients on their pathways to net zero through the provision of sustainable finance and transition expertise. In 2023, Deutsche Bank published its Initial Transition Plan which consolidates the bank’s definitions, methodologies, targets and achievements on its path to net-zero by 2050 in a single publication. Overall, coupled with the active management of the Group’s carbon footprint via its net zero target regime, this can lead to both revenue opportunities as well as improved stakeholder perceptions.

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Risk Report

Introduction – 61
62	Risk and capital overview
Key risk metrics – 62
Risk profile – 63
65	Risk and capital framework
Risk management principles – 65
Risk governance – 66
Risk appetite and capacity – 68
Risk and capital plan – 69
Stress testing – 70
Risk measurement and reporting systems – 71
Recovery and resolution planning – 73
74	Risk and Capital Management
Capital management – 74
Resource limit setting – 74
Risk identification and assessment – 75
Credit Risk Management – 75
Market Risk Management – 94
Operational risk management – 101
Liquidity risk management – 106
Enterprise risk management – 111
Model Risk Management – 114
Reputational Risk Management – 115
Information security – 116
121	Risk and capital performance
Capital, Leverage Ratio, TLAC and MREL – 121
Credit Risk Exposure – 138
Trading Market Risk Exposures – 173
Non-trading Market Risk Exposures – 176
Operational risk exposure – 178
Liquidity Risk Exposure – 179

Introduction

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Annual Report 2024

Solid capital and risk metrics

Resilience

- Capital position robust with CET1 ratio at 13.8% at year-end 2024, despite absorbing litigation charges and capital deduction for the €750 million share buyback announced
- Aim to operate with a buffer of 200bps above the bank's expected MDA threshold, as Deutsche Bank builds capital and absorbs regulatory changes

13.8%
CET1 Ratio

~264bps above MDA

Leverage ratio essentially flat

- Leverage exposure increasd by 6% year-on-year mainly driven by exposures to securities financing transactions in line with balance sheet growth and higher committments and guarantees; effects more than offset by organic capital generation, overall resulting in a slightly higher Leverage Ratio by 8bps

4.6%
Leverage Ratio

€1,316bn Leverage Exposure

Increasing capital efficiency

- RWA increased by ~2% predominately driven by Credit Risk RWA on back of, among others, business growth and refinements in internal models
- Achieved total RWA equivalent reductions from capital efficiency measures of ~€24bn, close to end-2025 target of €25–30bn

€357bn
Risk Weigthed Assets

€7.7bn increase

Provision for Credit Losses stabilize

- Full year provisions elevated and affected by temporary effects in the Private Bank following the Postbank integration, a small number of corporate events and cyclical impacts from CRE
- Impacts of macroeconomic and geopolitical risks on our credit portfolio are closely monitored; key quality indicators broadly stable with no structural deterioration in underlying asset quality currently observed

€1.8bn
Provision for Credit losses

38bps of avg. loans annualized

Sound liquidity and funding base

- Sound liquidity and funding base, with Liquidity Coverage Ratio (LCR) at 131% (and Net Stable Funding Ratio (NSFR) at 121%) both well above regulatory requirements and at the bank's target ranges

131%
LCR

€53bn surplus above requirements

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Introduction

Disclosures in line with IFRS 7

The following Risk Report provides qualitative and quantitative disclosures about credit, market and other risks in line with the requirements of International Financial Reporting Standard 7 (IFRS 7) Financial Instruments: Disclosures. It also considers the underlying classification and measurement and impairment requirements in IFRS 9 with further details to be found in the “Credit Risk Management and Asset quality” section, in the “Asset quality” section, in the “Credit risk mitigation” section and in Note 1 “Material accounting policies and critical accounting estimates” to the consolidated financial statements. Information which forms part of and is incorporated by reference into the financial statements of this report is marked by a light blue shading throughout this Risk Report.

Since June 30, 2020, the Group applies the transitional arrangements in relation to IFRS 9 as provided in the current CRR/CRD for all CET1 measures.

In 2024, Deutsche Bank implemented a new client reference data system as well as completed the Postbank integration into the Deutsche Bank platform. Both measures led to process alignments and refinements consequently changing the presentation of certain client exposures by geography and industry (NACE). The process alignments and refinements had no impact on the overall Group’s total client exposures as of December 31, 2024.

Disclosures according to Pillar 3 of the Basel III Capital Framework

Deutsche Bank’s disclosures according to Pillar 3 of the Basel 3 Capital Framework, which are implemented in the European Union by the Regulation (EU) No 575/2013 on prudential requirements for credit institutions (Capital Requirements Regulation or CRR), including recent amendments; and supported by the EBA guideline “Final draft implementing technical standards on public disclosures by institutions of the information referred to in Titles II and III of Part Eight of Regulation (EU) No 575/2013“ and related guidelines applicable to Pillar 3 disclosures, are published in the Group’s Pillar 3 Report, which can be found on Deutsche Bank’s website.

Disclosures according to principles and recommendations of the Enhanced Disclosure Task Force

In 2012 the Enhanced Disclosure Task Force (EDTF) was established as a private sector initiative under the auspices of the Financial Stability Board (FSB), with the primary objective to develop fundamental principles for enhanced risk disclosures and to recommend improvements to existing risk disclosures. Deutsche Bank adheres to the disclosure recommendations in this Risk Report and also in its Pillar 3 report.

Disclosure following Amendments to the Capital Requirements Regulation

During 2024, the EU co-legislators finalized, adopted and published the comprehensive package of reforms with respect to European Union banking rules which implement the Final Basel III set of global reforms, changing how banks calculate their RWA (Regulation (EU) 2024/1623 (CRR3)), applicable from January 1, 2025. It includes, among other things, an until 2030 gradually introduced output floor establishing minimum RWA that will ultimately be set at 72.5% of the RWA calculated under the standardized approach, changes to standardized and internal ratings-based approaches for determining credit risk, changes to the credit valuation adjustment, a revision of the approaches for operational risks and reforms to the market risk framework as set out in the Fundamental Review of the Trading Book (FRTB, applicable as of January 1, 2026). The implementation of the changes to CRR affect among others Deutsche Bank’s risk-weighted assets and regulatory capital.

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Risk and capital overview

Key risk metrics

The following section provides qualitative and quantitative disclosures about credit, market, liquidity and other risk metrics and its developments within the twelve months ended December 31, 2024. Disclosures according to Pillar 3 of the Basel III Capital Framework, which are implemented in the European Union by the Capital Requirements Regulation (CRR) and supported by EBA Implementing Technical Standards or the EBA Guideline, are published in the Group’s separate Pillar 3 report.

The following selected key risk ratios and corresponding metrics form part of the bank’s holistic risk management across individual risk types. The Common Equity Tier 1 ratio, Economic Capital Adequacy ratio, Leverage ratio, Total Loss Absorbing Capacity, Minimum Requirement for Own Funds and Eligible Liabilities, Liquidity Coverage Ratio, Stressed Net Liquidity Position and Net Stable Funding Ratio serve as high-level metrics and are fully integrated across strategic planning, risk appetite framework, stress testing as well as recovery and resolution planning practices, which are reviewed and approved by the Management Board at least annually.

Common Equity Tier 1 (CET1) Ratio
31.12.2024	13.8%[1]
31.12.2023	13.7%

Economic Capital Adequacy (ECA) Ratio
31.12.2024	199%
31.12.2023	205%

Leverage Ratio
31.12.2024	4.6%[1]
31.12.2023	4.5%

Total loss absorbing capacity (TLAC)
31.12.2024 (Risk Weighted Asset based)	33.2%
31.12.2024 (Leverage Exposure based)	9.0%
31.12.2023 (Risk Weighted Asset based)	32.6%
31.12.2023 (Leverage Exposure based)	9.2%

Liquidity Coverage Ratio (LCR)
31.12.2024	131%
31.12.2023	140%

Risk-Weighted Assets (RWA)
31.12.2024	€ 357.4 bn1
31.12.2023	€ 349.7 bn

Economic Capital (EC)
31.12.2024	€ 24.2 bn
31.12.2023	€ 23.3 bn

Leverage Exposure
31.12.2024	€ 1,316 bn1
31.12.2023	€ 1,240 bn

Minimum requirement for own funds and eligible liabilities (MREL)
31.12.2024	37.5%
31.12.2023	35.2%

Stressed Net Liquidity Position (sNLP)
31.12.2024	€ 56.3 bn
31.12.2023	€ 57.7 bn

Net Stable Funding Ratio (NSFR)
31.12.2024	121%
31.12.2023	121%

1 Starting with the third quarter of 2024 Deutsche Bank adopted the temporary treatment of unrealized gains and losses measured at fair value through OCI in accordance with Article 468 CRR; without application of this rule CET1 ratio would have been 13.5% with respective CET1 capital of € 48.4 billion and RWA of € 358.6 billion and in addition, the leverage ratio would have been 4.6% with respective Tier1 capital of € 59.8 billion and leverage exposure of € 1,315 billion

Deutsche Bank regularly assesses the potential impacts of risks on its balance sheet and profitability through portfolio reviews and stress tests. Stress tests are also used to test the resilience of Deutsche Bank’s strategic plans. The results of these tests indicate that the currently available capital and liquidity reserves, in combination with available mitigation measures, are sufficient to withstand periods of potential stress.

The Group concludes that the risks, as described above or in the following sections, to which Deutsche Bank is exposed to, including potential impacts on its business strategy, provide a true and fair picture of its risk profile.

For further details please refer to sections “Risk profile”, “Risk appetite and capacity”, “Risk and capital plan”, “Stress testing”, “Recovery and resolution planning”, “Risk and capital management”, “Capital, leverage ratio, TLAC and MREL”, “Liquidity coverage ratio”, and “Stress testing and scenario analysis”.

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Risk profile

Deutsche Bank’s mix of business activities results in diverse risk taking. The Group measures key risks inherent to the respective business models through the total economic capital metric, which captures the business division’s risk profile and considers cross-risk effects at Group level.

Corporate Bank’s risk profile mainly arises from the products and services offered in Corporate Treasury Services (including Trade Finance, Lending and Corporate Cash Management), Strategic Corporate Lending and Business Banking. Economic capital demand in these segments arises largely from credit risk.

Investment Bank’s risk profile is dominated by its financing and trading activities, which give rise to all major risk types. Credit risk in the Investment Bank is broadly distributed across business units but most prominent in Fixed Income & Currencies and Leveraged Debt Capital Markets. Market risk arises mainly from trading and market making activities.

Private Bank’s risk profile comprises credit risks from business with German and international retail clients, business clients and wealth management clients as well as non-trading market risks from modelling of client deposits and credit spread risk.

Asset Management, as a fiduciary asset manager, invests money on behalf of clients. As such, the main risk drivers are non-financial. The economic capital demand for market risk is mainly driven by non-trading market risks, which arise from guaranteed products and co-investments in the funds.

Corporate & Other’s risk profile embeds a range of different risk drivers including those pertaining to Treasury, certain corporate items, and legacy portfolios. The economic capital demand mainly comprises of non-trading market risk from interest rate risk in Treasury, structural foreign exchange risk, pension risk and equity compensation risk, credit risk from Treasury’s investments, strategic risk from tax-related risks and software asset risks and operational risk from legacy portfolios.

The table below shows Deutsche Bank’s overall risk position as measured by the economic capital demand calculated for credit, market, operational and strategic risk for the dates specified. Deutsche Bank’s overall economic risk position also considers diversification benefits across risk types.

Risk profile of Deutsche Bank’s business divisions as measured by economic capital

	Dec 31, 2024
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total	Total (in %)
Credit risk	3,455	4,512	2,164	46	2,329	12,507	52
Market risk	1,040	2,086	1,561	304	3,676	8,667	36
Operational risk	863	1,182	1,155	376	1,069	4,645	19
Strategic risk	0	0	0	0	1,936	1,936	8
Diversification benefit¹	(715)	(1,007)	(803)	(190)	(814)	(3,530)	(15)
Total EC	4,643	6,772	4,077	536	8,196	24,225	100
Total EC in %	19	28	17	2	34	100	N/M

1 Diversification benefit across credit, market, operational and strategic risk

	Dec 31, 2023
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total	Total (in %)
Credit risk	2,612	4,395	2,182	48	2,639	11,875	51
Market risk	801	2,009	1,346	217	3,955	8,328	36
Operational risk	445	1,729	613	278	1,507	4,572	20
Strategic risk	0	0	0	0	1,874	1,874	8
Diversification benefit¹	(460)	(1,197)	(589)	(130)	(1,009)	(3,385)	(15)
Total EC	3,399	6,936	3,551	413	8,967	23,265	100
Total EC in %	15	30	15	2	39	100	N/M

1 Diversification benefit across credit, market, operational and strategic risk

As of December 31, 2024, Deutsche Bank’s economic capital demand amounted to € 24.2 billion, which was € 1.0 billion or 4% higher than € 23.3 billion economic capital demand as of December 31, 2023. This was mainly driven by an increase in economic capital demand for credit risk and market risk.

The economic capital demand for credit risk totaled to € 12.5 billion as of December 31, 2024, which was € 0.6 billion or 5% higher compared to year-end 2023. The increase was mainly driven by a change in composition of the Corporate Bank loan portfolio.

The economic capital demand for market risk totaled to € 8.7 billion as of December 31, 2024, which was € 0.3 billion or 4% higher compared to year-end 2023. The increase was mainly driven by higher behavioral interest rate risk arising from modelling assumptions in non-maturity deposit portfolios and increase in USD structural foreign exchange exposure, partially offset by a decrease in interest rate risk exposure in Treasury.

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Key risk themes

The latest developments and key uncertainties during 2024 are part of the bank’s ongoing credit risk management activities and governance framework. These activities include, but are not limited to, regular emerging risk reviews (amongst others Germany, Middle

East) as well as portfolio deep dives, day to day risk management on the level of individual borrowers, and regular model validations. Portfolios which have been identified for enhanced monitoring and downside risk assessment for the Group in 2024 include CRE, Automotives and sectors or clients considered vulnerable to Climate transition and physical risks.

CRE markets still face headwinds due to the impacts of higher interest rates, decreasing market liquidity combined with tightened lending conditions, and structural changes in the office sector. In the current environment, the main risk for Deutsche Bank’s CRE portfolio is related to refinancing and extension of maturing loans particularly in the U.S. where the Group continues to proactively work with borrowers to address upcoming maturities to establish terms for loan amendments and extensions.

The automotive industry faces a challenging economic environment in Europe including potential U.S. tariffs, in addition to electric vehicle (EV) transition targets and competition from China. The difficult industry environment has limited impact on Deutsche Bank’s automotive and supplier portfolio thus far with only moderate downward rating migrations observed across small portfolio comprising 1.5 % of the Group’s loan book.

Climate transition and physical risks present growing risks to the bank’s sectoral and regional portfolios. Managing climate transition and physical risks is a key component of Deutsche Bank’s risk management and wider sustainability strategy, where 2024 materiality assessments and climate stress test results conclude that potential credit risk impacts are well-contained in the short term.

Further details are provided in the section Focus areas in 2024.

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Risk and capital framework

Risk management principles

Deutsche Bank’s business model inherently involves taking risks. Risks can be financial and non-financial and include on and off-balance sheet risks. Deutsche Bank’s objective is to create sustainable value in the interests of the company taking into consideration shareholders, employees and other company related stakeholders. The risk management framework contributes to this by aligning planned and actual risk taking with risk appetite as expressed by the Management Board, while being in line with available capital and liquidity.

Deutsche Bank’s risk management framework consists of various components, which include the established internal control mechanisms. Principles and standards are set for each component:

– Organizational structures must follow the Three Lines of Defense (“3LoD”) model with a clear definition of roles and responsibilities for all risk types

– The 1st Line of Defense (“1st LoD”) refers to those roles in the Bank whose activities generate risks, whether financial or non-financial, and who own and are accountable for these risks. The 1st LoD manages these risks within the defined risk appetite, establishes an appropriate risk governance and risk culture, and adheres to the risk type frameworks defined by the 2nd Line of Defense (“2nd LoD”)

– The 2nd LoD refers to the roles in the Bank who define the risk management framework for a specific risk type. The 2nd LoD independently assesses and challenges the implementation of the risk type framework and adherence to the risk appetite, and acts as an advisor to the 1st LoD on how to identify, assess and manage risks.

– The 3rd Line of Defense (“3rd LoD”) is Group Audit, which is accountable for providing independent and objective assurance on the adequacy of the design, operating effectiveness and efficiency of the risk management system and systems of internal control

– Every employee must act as a risk manager consistent with the bank’s risk appetite, risk management standards and values

– The Management Board approved risk appetite must be cascaded and adhered to across all dimensions of the Group, with appropriate consequences in the event of a breach

– Risks must be identified and assessed

– Risks must be actively managed including appropriate risk mitigation and effective internal control systems

– Risks must be measured and reported using accurate, complete and timely data using approved models

– Regular stress tests must be performed against adverse scenarios and appropriate crisis response planning must be established

The Group promotes a strong risk culture where every employee must fully understand and take a holistic view of the risks which could result from their actions, understand the consequences and manage them appropriately against the risk appetite of the bank. The bank expects employees to exhibit behaviors that support a strong risk culture in line with the bank’s Code of Conduct. To promote this, Deutsche Bank’s policies require that risks taken (including against risk appetite) must be taken into account during the bank’s performance assessment and compensation processes. This expectation continues to be reinforced through communications campaigns and mandatory training courses for all DB employees. In addition, Management Board members and senior management frequently communicate the importance of a strong risk culture to support a consistent tone from the top.

Deutsche Bank’s risk management and internal control system is described in more detail in Deutsche Bank’s Pillar 3 report (specifically in the section “Risk management objectives and policies, Enterprise Risk”). The risk management and internal control system also covers sustainability-related objectives (as outlined in the “Sustainability Statement”).

The Management Board is of the opinion that a risk management framework and internal control system has been established which is, in its entirety, appropriate and effective for the bank’s business model and risk profile.

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Risk governance

Deutsche Bank’s operations throughout the world are regulated and supervised by relevant authorities in each of the jurisdictions in which the bank conducts business. Such regulation focuses on licensing, capital adequacy, liquidity, risk concentration, conduct of business as well as organizational and reporting requirements. The European Central Bank (ECB) in connection with the competent authorities of EU countries which joined the Single Supervisory Mechanism via the Joint Supervisory Team act in cooperation as Deutsche Bank’s primary supervisors to monitor the bank’s compliance with the German Banking Act and other applicable laws and regulations.

Several layers of management provide cohesive risk governance:

– Deutsche Bank’s Supervisory Board is informed regularly on the risk situation, risk management and risk controlling, including reputational risk related items as well as material litigation cases; it has formed various committees to handle specific topics (for a detailed description of these committees, please see the “Report of the Supervisory Board”, as well as chapter “Supervisory Board” in the “Corporate Governance Statement according to Sec. 289f and 315d of the German Commercial Code”)

– At the meetings of the Risk Committee, the Management Board reports on current and forward-looking risk exposures, portfolios, on risk appetite and strategy and on matters deemed relevant for the assessment and oversight of the risk situation of Deutsche Bank AG; it also reports on loans requiring a Supervisory Board resolution pursuant to law or the Articles of Association; the Risk Committee advises on issues related to the overall risk appetite, aggregate risk position and the risk strategy and keeps the Supervisory Board informed of its activities

– The Regulatory Oversight Committee, among other responsibilities, monitors the Management Board’s measures that promote the company’s compliance with legal requirements, authorities’ regulations and the company’s own policies; it also reviews the bank’s codes of conduct and ethics as well as its policy framework, and, upon request, supports the Risk Committee in monitoring and analyzing the bank’s legal and reputational risks; the Management Board informs the committee about contacts with regulators with a significant relevance for the business activity

– The Audit Committee, among other matters, supports the Supervisory Board in monitoring the effectiveness of the risk management system, particularly the internal control system and the internal audit system, as well as the Management Board’s remediation of deficiencies identified

– The Management Board is responsible for managing Deutsche Bank Group in accordance with the law, the Articles of Association and its Terms of Reference with the objective of creating sustainable value in the interest of the company, thus taking into consideration the interests of the shareholders, employees and other company related stakeholders; the Management Board is responsible for ensuring a proper business organization, encompassing appropriate and effective risk management, as well as compliance with legal requirements and internal guidelines; the Management Board established the Group Risk Committee as the central forum for review and decision on material risk and capital-related topics; the Group Risk Committee is described in more detail below

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Risk management governance structure of the Deutsche Bank Group

The following functional committees are central to the management of risk at Deutsche Bank:

– The Group Risk Committee has various duties and dedicated authority, including approval of new or changed material risk and capital models and review of the inventory of risks, high-level risk portfolios, risk exposure developments, and internal and regulatory Group-wide stress testing results; in addition, the Group Risk Committee reviews and recommends items for Management Board approval, such as key risk management principles, the Group risk appetite statement, the Group recovery plan and the contingency funding plan, over-arching risk appetite parameters, and recovery and escalation indicators; the Group Risk Committee also supports the Management Board during Group-wide risk and capital planning processes

– The Group Reputational Risk Committee has the responsibility to review, decide and manage all transactions, client relationships or other primary reputational risk matters escalated in line with the underlying reputational risk policies and framework, including from the Regional Reputational Risk Committees

– The Financial Resource Management Council is an ad-hoc governance body, chaired by the Chief Financial Officer and the Chief Risk Officer, with delegated authority from the Management Board, to oversee financial crisis management at the bank; the Financial Resource Management Council provides a single forum to oversee execution of both the contingency funding plan and the Group recovery plan; the council recommends upon mitigating actions to be taken in a time of anticipated or actual capital or liquidity stress; specifically, the Financial Resource Management Council is tasked with analyzing the bank’s capital and liquidity position, in anticipation of a stress scenario recommending proposals for capital and liquidity related matters and overseeing the execution of decisions

– The Group Asset & Liability Committee has been established by the Management Board with the mandate to optimize the sourcing and deployment of the bank’s balance sheet and financial resources within the overarching risk appetite set by the Management Board

Deutsche Bank’s Chief Risk Officer, who is a member of the Management Board, has Group-wide, supra-divisional responsibility for establishing a risk management framework with appropriate identification, measurement, monitoring, mitigation and reporting of liquidity, credit, market, enterprise, model and non-financial risks (including operational and reputational); however, frameworks for certain risks are established by other functions as per the business allocation plan.

The Chief Risk Officer has direct management responsibility for the Chief Risk Office function. Risk management and control duties in the Chief Risk Office function are generally assigned to specialized risk management units focusing on the management of

– Specific risk types

– Risks within a specific business

– Risks in a specific region.

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These specialized risk management units generally handle the following core tasks:

– Foster consistency with the risk appetite set by the Management Board and applied to business divisions and their business units

– Determine and implement risk and capital management policies, procedures and methodologies that are appropriate to the businesses within each division

– Establish and approve risk limits

– Conduct periodic portfolio reviews to keep the portfolio of risks within acceptable parameters

– Develop and implement risk and capital management infrastructures and systems that are appropriate for each division

Chief Risk Officers for each business division as well as each region, having a holistic view of the respective business, challenge and influence the divisional and regional strategies, risk awareness and ownership as well as their adherence to risk appetite.

While operating independently from each other and the business divisions, the Finance and Risk functions have the joint responsibility to quantify and verify the risk that the bank assumes.

Risk appetite and capacity

Risk appetite expresses the aggregate level and types of risk that Deutsche Bank is willing to assume to achieve strategic objectives, as defined by a set of quantitative metrics and qualitative statements. Risk capacity is defined as the maximum level of risk that can be assumed given Deutsche Bank’s capital and liquidity base, risk management and control capabilities, and regulatory constraints.

Risk appetite is an integral element in business planning processes via risk strategy and plan, to promote the appropriate alignment of risk, capital and performance targets, while at the same time considering risk capacity, risk-return and appetite constraints from both financial and non-financial risks. Compliance of the plan with risk appetite and capacity is also tested under stressed market conditions. Top-down risk appetite serves as the limit for risk-taking for the bottom-up planning from the business functions.

The Management Board reviews and approves risk appetite and capacity on an annual basis, or more frequently in the event of unexpected changes to the risk environment, with the aim of ensuring that they are consistent with the Group’s strategy, business and regulatory environment and stakeholders’ requirements.

In order to determine risk appetite and capacity, different group level triggers and thresholds on a forward-looking basis are set and the escalation requirements for further action are defined. Deutsche Bank assigns risk metrics that are sensitive to the material risks to which Deutsche Bank is exposed and which function as indicators of financial health. In addition to that, the risk and recovery management framework is linked with the risk appetite framework.

Reports relating to risk profile as compared to Deutsche Bank’s risk appetite and strategy and the monitoring thereof are presented regularly up to the Management Board. In the event that desired risk appetite is breached, a predefined escalation governance matrix is applied so these breaches are highlighted to the appropriate governance bodies.

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Risk and capital plan

Strategic and capital plan

Deutsche Bank conducts annually an integrated strategic planning process which lays out the development of the future strategic direction for the Group and for the business areas. The strategic plan aims to create a holistic perspective on capital, funding, and risk under risk-return considerations. This process translates long-term strategic targets into measurable short- to medium-term financial targets and enables intra-year performance monitoring and management. Thereby the Group aims to identify growth options by considering the risks involved and the allocation of available capital resources to drive sustainable performance. Risk-specific portfolio strategies complement this framework and allow for an in-depth implementation of the risk strategy on portfolio level, addressing risk specifics including risk concentrations.

The strategic planning process consists of two phases: a top-down target setting and a bottom-up substantiation.

In a first phase – the top-down target setting – Deutsche Bank’s key targets for profit and loss (including revenues and costs), capital supply, capital demand as well as leverage, funding and liquidity are defined and discussed for the group and the key business areas. In this process step, the targets for the next five years are based on the global macro-economic outlook and the expected regulatory framework. Subsequently, the targets are challenged and approved by the Management Board.

In a second phase, the top-down targets are substantiated bottom-up by detailed business unit plans, which consist of a month by month operative plan for year one; years two and three are planned per quarter and years four and five are annual plans. The proposed bottom-up plans are reviewed and challenged by Finance and Risk and are discussed individually with the respective business heads. Thereby, the specifics of the business are considered, and concrete targets agreed in line with the bank’s strategic direction. The bottom-up phase includes the preparation of plans for key legal entities to review local risk and capitalization levels. Stress tests complement the strategic plan to consider the resilience of the plan against adverse market conditions.

The resulting Strategic and Capital Plan is presented to the Management Board for discussion and approval. The final plan is furthermore presented to the Supervisory Board.

The Strategic and Capital Plan is designed to support the Groups’ vision of being a leading German bank with strong European roots and a global network and aims to ensure:

– Balanced risk adjusted performance across business areas and units

– High risk management standards with focus on risk concentrations

– Compliance with regulatory requirements

– Strong capital and liquidity position

– Stable funding and liquidity strategy allowing for business planning within the liquidity risk appetite and regulatory requirements

The Strategic and Capital Planning process allows to:

– set earnings and key risk and capital adequacy targets considering the bank’s strategic focus and business plans

– assess the capital adequacy with regard to internal and external requirements (i.e., economic capital and regulatory capital)

– apply appropriate stress test analyses to assess the impact on capital demand, capital supply and liquidity

All externally communicated financial targets are monitored on an ongoing basis in appropriate management committees. Any projected shortfall versus targets is discussed together with potential mitigating strategies with the aim to ensure that the Group remains on track to achieve the targets. Amendments to the strategic and capital plan must be approved by the Management Board. Achieving the externally communicated solvency targets ensures that the Group also complies with the solvency ratio related Group Supervisory Review and Evaluation Process (SREP) requirements as articulated by the home supervisor.

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Internal capital adequacy assessment process

Deutsche Bank’s internal capital adequacy assessment process (ICAAP) consists of several well-established components which ensure that Deutsche Bank maintains sufficient capital to cover the risks to which the bank is exposed on an ongoing basis:

– Risk identification and assessment: The risk identification process forms the basis of the ICAAP and results in an inventory of risks for the Group; all risks identified are assessed for their materiality; further details can be found in section “Risk identification and assessment”

– Capital demand/risk measurement: Risk measurement models are applied to quantify the regulatory and economic capital demand which is required to cover all material risks except for those which cannot be adequately limited by capital e.g. liquidity risk; further details can be found in sections “Risk profile” and “Capital, Leverage Ratio, TLAC and MREL”

– Capital supply: Capital supply quantification refers to the definition of available capital resources to absorb unexpected losses; further details can be found in sections “Capital, Leverage Ratio, TLAC and MREL” and “Economic Capital Adequacy”

– Risk appetite: Deutsche Bank has established a set of qualitative statements, quantitative metrics and thresholds which express the level of risk that Deutsche Bank is willing to assume to achieve strategic objectives; threshold breaches are subject to a dedicated governance framework triggering management actions aimed to safeguard capital adequacy; further details can be found in sections “Risk appetite and capacity” and “Key risk metrics”

– Capital planning: The risk appetite thresholds for capital adequacy metrics constitute boundaries which have to be met in the capital plan to safeguard capital adequacy on a forward-looking basis; further details can be found in section “Strategic and capital plan”

– Stress testing: Capital plan figures are also considered under various stress test scenarios to prove resilience and overall viability of the bank; regulatory and economic capital adequacy metrics are also subject to regular stress tests throughout the year to constantly evaluate Deutsche Bank’s capital position in hypothetical stress scenarios and to detect vulnerabilities under stress; further details can be found in section “Stress testing”

– Capital adequacy assessment: Although capital adequacy is constantly monitored throughout the year, the ICAAP concludes with a dedicated annual capital adequacy statement (CAS); the assessment consists of a Management Board statement about Deutsche Bank’s capital adequacy, which is linked to specific conclusions and management actions to be taken to safeguard capital adequacy on a forward-looking basis

As part of its ICAAP, Deutsche Bank distinguishes between a normative and economic internal perspective. The normative internal perspective refers to a multi-year assessment of the ability to fulfil all capital-related legal requirements and supervisory demands. The economic internal perspective refers to an internal process using internal economic capital demand models and an internal economic capital supply definition. Both perspectives focus on maintaining the continuity of Deutsche Bank on an ongoing basis under a baseline and adverse scenario.

Stress testing

Deutsche Bank has implemented a stress test framework to satisfy internal as well as external stress test requirements. The internal stress tests are based on in-house developed methods and inform a variety of risk management use cases (risk type specific as well as cross risk). Internal stress tests form an integral part of Deutsche Bank’s risk management framework complementing traditional risk measures. The cross-risk stress test framework, the Group Wide Stress Test Framework (GWST), serves a variety of bank management processes, in particular the strategic planning process, the ICAAP, the risk appetite framework and tangible equity allocation to business units. Capital plan stress testing is performed to assess the viability of the bank’s capital plan in adverse circumstances and to demonstrate a clear link between risk appetite, business strategy, capital plan and stress testing. The regulatory stress tests, e.g. the EBA stress test and the US-based CCAR (Comprehensive Capital Analysis and Review) stress tests, are strictly following the processes and methodologies as prescribed by the regulatory authorities.

Deutsche Bank’s internal stress tests are performed on a regular basis in order to assess the impact of severe economic downturns as well as adverse bank-specific events on the bank’s risk profile and financial position. The bank’s stress testing framework comprises regular sensitivity-based and scenario-based approaches addressing different severities and regional hotspots. All material risk types are included in the stress testing activities. These activities are complemented by portfolio- and country-specific downside analysis as well as further regulatory requirements, such as annual reverse stress tests and additional stress tests requested by regulators on group or legal entity level. The applied methodologies undergo regular scrutiny from Deutsche Bank’s internal validation team (Model Risk Management) to ensure they correctly capture the impact of a given stress scenario. In addition, the group wide stress framework is subject to regular reviews by Deutsche Bank’s group audit function.

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The initial phase of Deutsche Bank’s cross-risk stress test consists of defining a macroeconomic downturn scenario by ERM Risk Research in cooperation with business specialists through a formal governance forum, the Scenario Design Working Group. ERM Risk Research monitors the political and economic developments around the world and maintains a macro-economic heat map that identifies potentially harmful scenarios. Based on quantitative models and expert judgments, economic parameters such as foreign exchange rates, interest rates, GDP growth or unemployment rates are set accordingly and define the narrative under which the bank’s solvency position is assessed. The scenario parameters are translated into specific risk drivers by subject matter experts in the risk units. Based on the bank’s internal model framework for stress testing, the following major metrics are calculated under stress: risk-weighted assets, impacts on profit and loss and economic capital by risk type. These results are aggregated at the Group level, and key metrics such as the CET 1 ratio, Total Capital ratio, Economic Capital Adequacy ratio, MREL ratio and Leverage Ratio under stress are derived. Stress impacts on the Liquidity Coverage Ratio (LCR) and other Liquidity indicators are also considered. The time-horizon of internal stress tests is between one and five years, depending on the use case and scenario assumptions. The Stress Test Working Group (STWG) reviews the final stress results followed by selected presentations to the Enterprise Risk Committee (ERC). After comparing these results against the bank’s defined risk appetite, a specific mitigation strategy may be developed and applied to remediate the stress impacts in case of risk appetite threshold breaches. The stress results also feed into the recovery planning which is crucial for the recoverability of the bank in times of crisis. The outcome is presented to senior management up to the Management Board to raise awareness on the highest level as it provides key insights into specific business vulnerabilities and contributes to the overall risk profile assessment of the bank.

The group wide stress tests performed in 2024 indicated that the bank’s capitalization together with available mitigation measures as defined in the Group Recovery Plan is adequate to reach the internally set stress exit levels.

The cross-risk reverse stress test leverages the GWST framework and is typically performed annually in order to challenge Deutsche Bank’s business model by determining scenarios which would cause the bank to become unviable. Such a reverse stress test is based on a hypothetical macroeconomic scenario enriched by idiosyncratic events based on the top risks monitored by each risk type. Comparing the non-viability scenario to the current economic environment, the probability of occurrence of such a hypothetical stress scenario is considered to be extremely low. Given this, it is the bank’s view that its business continuity is not at risk.

In 2024, the bank has performed multi-year stress tests as part of the annual strategic planning process for 2024 using two adverse heatmap scenarios, namely a “EU led hard landing scenario” and a “Upside rates and inflation shock” scenario.

In addition to the GWST that includes all material risk types and major revenue streams, Deutsche Bank has individual stress test programs in place for all relevant risk metrics in line with regulatory requirements. The relevant stress test programs are described in the sections about the individual risk management methods.

Deutsche Bank’s core U.S. subsidiary, DB USA Corporation, also took part in a major regulatory stress test in 2024 i.e. the US-based CCAR stress test, as implemented pursuant to the U.S. Dodd-Frank Act. In the CCAR stress test, the Federal Reserve (FRB) disclosed the stress capital depletion for DB USA Corporation and DWS USA Corporation; the outcome of which showed that each entity remains very well-capitalized even after withstanding a hypothetical severe stress environment.

In 2024, the bank has continued to enhance its internal climate stress testing capabilities, extending its framework to include physical risk and long-term transition risk scenarios across global portfolios. In addition, all relevant risk types with material climate risk exposure are now covered. The results of the stress test are integrated into relevant processes, including risk appetite, business planning and ICAAP.

Risk measurement and reporting systems

Overview

Deutsche Bank’s risk measurement systems support regulatory reporting and external disclosures, as well as internal management reporting across all risk types. The risk infrastructure incorporates the relevant legal entities and business divisions and provides the basis for reporting on risk positions, capital adequacy and limit, threshold, or target utilization to the relevant functions on a regular and ad-hoc basis. Established units within the CFO and CRO function assume responsibility for measurement, analysis and reporting of risk while promoting sufficient quality and integrity of risk-related data and consider, where relevant, the principles for effective risk data aggregation and risk reporting as per the Basel Committee on Banking Supervision's regulation number 239 (“BCBS 239”). The Group’s risk management systems are reviewed by Group Audit following a risk-based audit approach.

Deutsche Bank’s reporting is an integral part of Deutsche Bank’s risk management framework and as such aligns with the organizational setup by delivering consistent information on Group level and for material legal entities as well as breakdowns by risk types, business division and material business units.

The following principles guide Deutsche Bank’s “risk measurement and reporting” practices:

– Deutsche Bank monitors risks taken against risk appetite on various levels across the Group, e.g. Group, business divisions, material business units, material legal entities, risk types, material asset classes, portfolio and counterparty levels

– Risk reporting is required to be accurate, clear, useful and complete and must convey reconciled and validated risk data to communicate information in a concise manner to ensure, across material Financial and Non-Financial Risks, the bank’s risk profile is clearly understood

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– Senior risk committees, such as the Enterprise Risk Committee and the Group Risk Committee, as well as the Management Board who are responsible for risk and capital management receive regular reporting (as well as ad-hoc reporting as required)

– Dedicated teams within Deutsche Bank proactively manage material Financial and Non-Financial Risks and must ensure that required management information is in place to enable proactive identification and management of risks and avoid undue concentrations within a specific Risk Type and across risks (Cross-Risk view)

In applying the previously mentioned principles, Deutsche Bank maintains a common basis for all risk reports and aims to minimize segregated reporting efforts to allow Deutsche Bank to provide consistent information, which only differs by granularity and audience focus.

Key risk metrics

The Bank identifies a large number of metrics within its risk measurement systems which support regulatory reporting and external disclosures, as well as internal management reporting across risks and for material risk types. Deutsche Bank designates a subset of those as “Key Risk Metrics” that represent the most critical ones for which the Bank places an appetite, limit, threshold or target at Group level and/or are reported routinely to senior management for discussion or decision making. The identified Key Risk Metrics include Capital Adequacy and Liquidity metrics; further details can be found in the section “Key risk metrics”.

Key risk reports

While a large number of reports are used across the Bank, Deutsche Bank designates a subset of these as “Key Risk Reports” that are critical to support Deutsche Bank’s Risk Management Framework through the provision of risk information to senior management and therefore enable the relevant governing bodies to monitor, steer and control the Bank’s risk taking activities effectively. To ensure that Key Risk Reports meet recipients’ requirements, report producing functions regularly check whether the Key Risk Reports are clear and useful.

The main reports on risk and capital management that are used to provide Deutsche Bank’s central governance bodies with information relating to the Group risk profile are the following:

– The monthly Risk and Capital Profile report is a Cross-Risk report, provides a comprehensive view of Deutsche Bank’s risk profile and is used to inform the ERC, the Group Risk Committee as well as the Management Board and subsequently the Risk Committee of the Supervisory Board; the Risk and Capital Profile includes Risk Type specific and Business-Aligned overviews and Enterprise-wide risk topics; it also includes updates on Key Group Risk Appetite Metrics and other Key Portfolio Risk Type Control Metrics as well as updates on Key Risk Developments, highlighting areas of particular interest with updates on corresponding risk management strategies

– The Weekly Risk Report is a weekly briefing covering high-level topical issues across key risk areas and is submitted every Friday to the Members of the Enterprise Risk Committee, the Group Risk Committee and the Management Board and subsequently to the Members of the Risk Committee of the Supervisory Board; the Weekly Risk Report is characterized by the ad-hoc nature of its commentary as well as coverage of themes and focuses on more volatile risk metrics

– Deutsche Bank runs several Group-wide macroeconomic stress tests. A monthly Risk Appetite scenario serves the purpose to set and regularly monitor the bank’s stress loss appetite; in addition, there are topical scenarios which are reported to and discussed in the Enterprise Risk Committee and escalated to the Group Risk Committee if deemed necessary; the stressed key performance indicators are benchmarked against the Group Risk Appetite thresholds

While the above reports are used at a Group level to monitor and review the risk profile of Deutsche Bank holistically, there are other, supplementing standard and ad-hoc management reports, including for Risk Types or Focus Portfolios, which are used to monitor and control the risk profile.

Recovery and resolution planning

In the EU, the Single Resolution Mechanism Regulation (SRM Regulation) and the Bank Recovery and Resolution Directive (BRRD) aim at reducing the likelihood of another financial crisis, enhance the resilience of institutions under stress, and eventually support the long-term stability of the financial systems without exposing taxpayers’ money to losses.

In line with the provisions of the SRM Regulation and the BRRD (which were mainly implemented in Germany by the German Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, SAG)), Deutsche Bank maintains a recovery and resolution planning framework designed to identify and manage the impact of adverse events in a timely and coordinated manner.

The bank maintains a group recovery plan specifying measures to restore the financial position following a significant deterioration of its financial situation. The group recovery plan is updated at least annually and approved by the Management Board.

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The group resolution plan on the other hand is prepared by the resolution authorities, rather than by the bank itself. Deutsche Bank works closely with the Single Resolution Board and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) who establish the group resolution plan for Deutsche Bank, which is currently based on a single point of entry open bank bail-in as the preferred resolution strategy. Under the single point of entry bail-in strategy, the parent entity Deutsche Bank AG would be recapitalized through a write-down and/or conversion to equity of capital instruments (Common Equity Tier 1, Additional Tier 1, Tier 2) and other eligible liabilities in order to stabilize the group. Within one month after the application of the bail-in tool to recapitalize an institution, the BRRD (as implemented in the SAG) requires such institution to prepare a business reorganization plan, addressing the causes of failure and aiming to restore the institution's long-term viability. To further support and improve operational continuity of the bank for resolution planning purposes, Deutsche Bank has completed additional preparations, such as adding termination stay clauses into client financial agreements governed by non-EU law and including continuity provisions into key service agreements. Financial contracts and service agreements governed by EU law are already covered by statutory laws which prevent termination solely due to any resolution measure.

The BRRD requires banks in EU member states to maintain minimum requirements for own funds and eligible liabilities to make resolution credible by establishing sufficient loss absorption and recapitalization capacity. Apart from MREL-requirements, Deutsche Bank, as a global systemically important bank, is subject to global minimum standards for Total Loss-Absorbing Capacity, which set out strict requirements for the amount and eligibility of instruments to be maintained for bail-in purposes. In particular, TLAC instruments must be subordinated (including so-called senior non-preferred debt, but also in the form of regulatory capital instruments) to other senior liabilities. This ensures that a bail-in would be applied first to equity and TLAC instruments, which must be exhausted before a bail-in may affect other senior (preferred) liabilities such as senior preferred plain vanilla bonds, debt instruments that are structured, deposits and derivatives.

In the United States, Deutsche Bank AG is required under Title I of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the Dodd-Frank Act), as amended, to prepare and submit to the Federal Reserve Board and the Federal Deposit Insurance Corporation (FDIC) either a full or targeted resolution plan (the U.S. Resolution Plan) on a timeline prescribed by such agencies. The U.S. Resolution Plan must demonstrate that the Deutsche Bank AG has the ability to execute and implement a strategy for the orderly resolution of its designated U.S. material entities and operations. For foreign-based companies subject to these resolution planning requirements such as Deutsche Bank AG, the U.S. Resolution Plan relates only to subsidiaries, branches, agencies and businesses that are domiciled in or whose activities are carried out in whole or in material part in the United States. Deutsche Bank’s U.S. Resolution Plan describes the single point of entry strategy for Deutsche Bank’s U.S. material entities and operations and prescribes that DB USA Corporation, one of the bank’s intermediate holding companies, would provide liquidity and capital support to its U.S. material entity subsidiaries and ensure their solvent wind-down outside of applicable resolution proceedings.

Deutsche Bank filed its first ‘targeted’ U.S. Resolution Plan on December 17, 2021, which described the core elements of Deutsche Bank’s U.S. resolution strategy, such as capital, liquidity, and recapitalization strategies, as well as how Deutsche Bank has integrated lessons learned from its response to the COVID-19 pandemic into its resolution planning process. On December 16, 2022, the Federal Reserve Board (FRB) and the FDIC (Agencies) announced the results of their review of Deutsche Bank’s 2021 U.S. Resolution Plan, as well as those of other banks, and did not find any shortcomings or deficiencies in Deutsche Bank’s plan. In their feedback letter to Deutsche Bank, the Agencies noted areas where further progress will help improve resolvability. Joint guidance was finalized in July 2024 by the FDIC and August 2024 by the FRB that amended resolution planning requirements for certain foreign filers, including Deutsche Bank, and extended the resolution plan submission deadline to October 1 2025. Deutsche Bank intends to address the noted areas of improvement from the feedback letter and updated guidance as part of the U.S. Resolution Plan submission.

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Risk and Capital Management

Capital management

Deutsche Bank’s Treasury function manages solvency, capital adequacy, leverage, and bail-in capacity ratios at Group level and locally in each region, as applicable. Treasury implements Deutsche Bank’s capital strategy, which itself is developed by the Group Risk Committee and approved by the Management Board. Treasury, directly or through the Group Asset and Liability Committee, manages, among other things, issuance and repurchase of shares and capital instruments, hedging of capital ratios against foreign exchange swings, setting capacities for key financial resources, the design of shareholders’ equity allocation, and regional capital planning. The bank is fully committed to maintaining Deutsche Bank’s sound capitalization both from an economic and regulatory perspective considering both book equity based on IFRS accounting standards, regulatory and economic capital as well as specific capital requirements from rating agencies. The bank continuously monitors and adjusts Deutsche Bank’s overall capital demand and supply to always achieve an appropriate balance.

Treasury manages the issuance and repurchase of capital instruments, namely Common Equity Tier 1, Additional Tier 1 and Tier 2 capital instruments as well as TLAC/MREL eligible debt instruments. Treasury constantly monitors the market for liability management trades. Such trades represent a countercyclical opportunity to create Common Equity Tier 1 capital by buying back Deutsche Bank’s issuances below par.

Treasury manages the sensitivity of Deutsche Bank’s CET 1 ratio and capital towards swings in foreign currency exchange rates against the euro. For this purpose, Treasury develops and executes suitable hedging strategies within the constraints of a Management Board approved Risk Appetite. Capital invested into Deutsche Bank’s foreign subsidiaries and branches is either not hedged, partially hedged or fully hedged. Thereby, Treasury aims to balance effects from foreign exchange rate movements on capital, capital deduction items and risk weighted assets in foreign currency. In addition, Treasury also accounts for associated hedge cost and implications on market risk weighted assets.

Resource limit setting

Usage of key financial resources is influenced through the following governance processes and incentives.

Target resource capacities are reviewed in Deutsche Bank’s annual strategic plan in line with Deutsche Bank’s CET 1 and Leverage Ratio ambitions. As a part of Deutsche Bank’s quarterly process, the Group Asset and Liability Committee approves divisional resource limits for total capital demand (defined as the sum of RWA and certain RWA equivalents of Capital Deduction Items and certain RWA equivalents of Capital Buffer Requirements items) and leverage exposure that are based on the strategic plan but adjusted for market conditions and the short-term outlook. Limits are enforced through a close monitoring process and an excess charging mechanism.

Overall regulatory capital requirements are principally driven by either Deutsche Bank’s CET 1 ratio (solvency) or leverage ratio (leverage) requirements, whichever is the more binding constraint. For the internal capital allocation, the combined contribution of each segment to the Group’s Common Equity Tier 1 ratio, the Group’s Leverage ratio and the Group’s Capital Loss under Stress are weighted to reflect their relative importance and level of constraint to the Group. Contributions to the Common Equity Tier 1 ratio and the Leverage ratio are measured through RWA and Leverage Ratio Exposure (LRE). The Group’s Capital Loss under Stress is a measure of the Group’s overall economic risk exposure under a defined stress scenario. Goodwill, other intangible assets, and business-related regulatory capital deduction items included in total capital demand are directly allocated to the respective segments, supporting the calculation of the allocated tangible shareholders equity and the respective rate of return.

Most of Deutsche Bank’s subsidiaries and several of Deutsche Bank’s branches are subject to legal and regulatory capital requirements. In developing, implementing, and testing Deutsche Bank’s capital and liquidity position, the bank fully takes such legal and regulatory requirements into account. Any material capital requests of Deutsche Bank’s branches and subsidiaries across the globe are presented to and approved by the Group Investment Committee prior to execution.

Further, Treasury is a member of Deutsche Bank’s Pensions Committee and represented in relevant Investment Committees overseeing the management of the assets of the largest Deutsche Bank pension funds in Germany. These investment committees set the investment strategy for these funds in line with the bank’s investment objective to protect the capital base and distribution capacity of the bank.

Risk identification and assessment

Risks to Deutsche Bank’s businesses and infrastructure functions, including under stressed conditions, are regularly identified. This assessment incorporates input from both first and second line of defense, with the identified risks assessed for materiality based on their severity and likelihood of materialization. The assessment of risks is complemented by a view on emerging risks applying a forward-looking perspective. This risk identification and assessment process results in the risk inventory which captures the material risks for the Group, and where relevant, across businesses, entities and branches.

Regular updates to the Group risk inventory are reported to the Enterprise Risk Committee for review and approval. The inventory is also discussed in the Group Risk Committee and reported to the Management Board. The inventory informs key risk management processes, including the development of stress scenarios tailored to Deutsche Bank’s risk profile and informing risk appetite setting and monitoring. Risks in the inventory are also mapped to risks in the Group risk type taxonomy, where a corresponding materiality assessment is also provided.

Credit Risk Management

Credit risk framework

Credit risk arises from all transactions where actual, contingent or potential claims against any counterparty, borrower, obligor or issuer (which Deutsche Bank refers to collectively as “counterparties”) exist, including those claims that Deutsche Bank plans to distribute. It captures the risk of loss because of a deterioration of a counterparty’s creditworthiness or the failure of a counterparty to meet the terms of any contract with Deutsche Bank or otherwise perform as agreed.

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Based on the Risk Type Taxonomy, credit risk is grouped into four material categories, namely default/migration risk, transaction/settlement risk (exposure risk), mitigation risk and concentration risk. This is complemented by a regular risk identification and materiality assessment.

– Default/migration risk as the main element of credit risk, is the risk that a counterparty defaults on its payment obligations or experiences material credit quality deterioration increasing the likelihood of a default

– Transaction/settlement risk is the risk that arises from any existing, contingent or potential future positive exposure

– Mitigation risk is the risk of higher losses due to risk mitigation measures not performing as anticipated

– Credit concentration risk is the risk of an adverse development in a specific single counterparty, country, industry or product leading to a disproportionate deterioration in the risk profile of Deutsche Bank’s credit exposures to that counterparty, country, industry or product

Deutsche Bank manages its credit risk using the following philosophy and principles:

– Credit Risk is only accepted:

– for adopted clients

– after completed appropriate due diligence led by the respective origination teams as 1st LoD

– New products and changes to existing products have to be assessed within DB Group’s new product approval (NPA) framework

– If a rating has been assigned in line with agreed and approved processes

– If all credit relevant exposures are correctly reflected in the relevant risk systems

– If plans for an orderly termination of the risk positions have been considered

– Credit Risk is assumed within the applicable Risk Appetite

– P&L responsibility for credit exposures is owned by the originating Group Division

– Risk taken needs to be adequately compensated

– Risk must be continuously monitored and managed across 1st and 2nd LoD

– Credit standards are applied consistently across all Group Divisions in order to maintain a favorable risk profile in line with the Risk Appetite

– Collateral or other risk mitigating, hedging or rating transfer instruments, which can be an alternative source of repayment do not substitute for underwriting standards and a thorough assessment of the debt service ability of a counterparty has to be performed during the credit process

– Deutsche Bank strives to adequately secure, guarantee or hedge outright cash risk and longer tenor-exposures; this approach does usually not include lower risk short-term transactions and facilities supporting specific trade finance or other lower risk products where the margin allows for adequate loss coverage

– Deutsche Bank measures and consolidates globally all exposure and facilities to the same Obligor.

– Deutsche Bank has established within Credit Risk Management – where appropriate – specialized teams for deriving internal client ratings, analyzing and approving transactions or covering workout clients; for transaction approval purposes, structured credit risk management teams are aligned to the respective products or specific risks to ascertain adequate product expertise

– Where required, Deutsche Bank has established processes to manage credit exposures at a legal entity or regional level

To meet the requirements of Article 190 CRR, Deutsche Bank has allocated the various control requirements for the credit processes to units best suited to perform such controls

Climate and environmental risks are integrated across the different stages of the credit lifecycle including transaction approval/client onboarding, risk classification and credit ratings, portfolio analysis and monitoring and, collateral valuation.

Climate and environmental risks are incorporated into the credit approval process for corporate clients via enhanced due diligence requirements. New loan requests (defined as increments, renewals/tenor extensions) above selected tenor and rating-based thresholds to corporate clients in high-carbon intensive sectors as well as those in sectors vulnerable to climate-physical and nature (or “other environmental”) risks require dedicated climate risk assessment from the front office and review by Credit Risk Management. More information on additional controls and processes around the appetite and management of environmental risks in the bank’s lending portfolio are reported in the following sections of this chapter.

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Measuring Credit Risk

Credit risk is measured by credit rating, regulatory and internal capital demand and other key components like credit limits as mentioned below.

The credit rating is an essential part of the bank’s underwriting and credit process and provides – amongst others – a cornerstone for credit limit determination on an individual counterparty level, credit decision and transaction pricing as well the determination of regulatory capital demand for credit risk. Each counterparty must be rated, and each rating has to be reviewed at least annually supported by ongoing monitoring of counterparties. A credit rating is a prerequisite for any credit limit established/approved. For each credit rating, the appropriate rating approach has to be applied and the derived credit rating has to be established in the relevant systems.

Specific rating approaches have been established to best reflect the respective characteristics of exposure classes, including specific product types, central governments and central banks, institutions, corporates and retail.

Counterparties in the bank’s non-retail portfolios are rated by Deutsche Bank’s independent Credit Risk Management function partly using automated or semi-automated rating systems. Given the largely homogeneous nature of the retail portfolio, counterparty creditworthiness and ratings are predominately derived by utilizing an automated decision engine. Country risk-related ratings are provided by Enterprise Risk Management (ERM) Risk Research.

Deutsche Bank’s rating analysis is based on a combination of qualitative (including environmental) and quantitative factors. When rating a counterparty Deutsche Bank applies in-house assessment methodologies and, scorecards, as well as its 21-grade rating scale.

Changes to existing credit models and introduction of new models are approved by the Regulatory Credit Risk Model Committee (RCRMC) chaired by the Head of Credit Risk Management before the models are used for credit decisions and capital calculation for the first time or before they are significantly changed. Separately, for all model changes and for new models an approval by Model Risk Management is required. Proposals with high impact are recommended for approval to the Group Risk Committee. Furthermore, regulatory approval may also be required. The model validation is performed independently of model development by Model Risk Management. The results of the regular validation processes as stipulated by internal policies are brought to the attention of the RCRMC, even if the validation results do not lead to a change.

Deutsche Bank measures risk-weighted assets to determine the regulatory capital demand for credit risk using “advanced”, “foundation” and “standard” approaches of which “advanced” and “foundation” approaches are approved by the bank’s regulator.

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The advanced Internal Ratings Based Approach (IRBA) is the most sophisticated approach available under the regulatory framework for credit risk and allows Deutsche Bank to make use of its internal credit rating models as well as internal estimates of specific further risk parameters. These methods and parameters represent long-used key components of the internal risk measurement and management process supporting the credit approval process, the economic capital and expected loss calculation and the internal monitoring and reporting of credit risk. The relevant parameters include the probability of default (PD), the loss given default (LGD) and the maturity (M) driving the regulatory risk-weight and the credit conversion factor (CCF) as part of the regulatory exposure at default (EAD) estimation. For the majority of derivative counterparty exposures as well as securities financing transactions (SFT), Deutsche Bank makes use of the internal model method (IMM) in accordance with CRR to calculate EAD. For most of the bank’s internal rating systems more than seven years of historical information is available to assess these parameters. Deutsche Bank’s internal rating methodologies aim at point-in-time rather than a through-the-cycle rating, but in line with regulatory solvency requirements, they are calibrated based on long-term averages of observed default rates.

The foundation IRBA is an approach available under the regulatory framework for credit risk allowing institutions to make use of their internal rating methodologies while using pre-defined regulatory values for all other risk parameters. Parameters subject to internal estimates include the PD while the LGD and the CCF are defined in the regulatory framework. Foundation IRBA remains in place for some exposures stemming from ex-Postbank.

Deutsche Bank applies the standardized approach to a subset of its credit risk exposures. The standardized approach measures credit risk either pursuant to fixed risk weights, which are predefined by the regulator, or through the application of external ratings. Deutsche Bank assigns certain credit exposures permanently to the standardized approach in accordance with Article 150 CRR. These are predominantly exposures to the Federal Republic of Germany and other German public sector entities as well as exposures to central governments of other European Member States that meet the required conditions. These exposures make up the majority of the exposures carried in the standardized approach and receive predominantly a risk weight of zero percent. For internal purposes, however, these exposures are subject to an internal credit assessment and fully integrated in the risk management and economic capital processes.

In addition to the above-described regulatory capital demand, Deutsche Bank determines the internal capital demand for credit risk via an economic capital model.

Deutsche Bank calculates economic capital for the default risk, country risk and settlement risk as elements of credit risk. In line with the bank’s economic capital framework, economic capital for credit risk is set at a level to absorb with a probability of 99.9% very severe aggregate unexpected losses within one year. Deutsche Bank’s economic capital for credit risk is derived from the loss distribution of a portfolio via Monte Carlo Simulation of correlated rating migrations. The loss distribution is modeled in two steps. First, individual credit exposures are specified based on parameters for the probability of default, exposure at default and loss given default. In a second step, the probability of joint defaults is modeled through the introduction of economic factors, which correspond to geographic regions and industries. The simulation of portfolio losses is then performed by an internally developed model, which takes rating migration and maturity effects into account as well as LGD volatility. Effects due to wrong-way derivatives risk (i.e., the credit exposure of a derivative in the default case is higher than in non-default scenarios) are modeled by applying the bank’s own alpha factor when deriving the exposure at default for derivatives and securities financing transactions under the CRR. Deutsche Bank allocates expected losses and economic capital derived from loss distributions down to transaction level to enable management on transaction, customer and business level.

Besides the credit rating, as a key component for managing the bank’s credit portfolio, including individual transaction approval and the setting of risk appetite, Deutsche Bank establishes credit limits for all credit exposures. Credit limits set forth maximum credit exposures Deutsche Bank is willing to assume over specified periods. In determining the credit limit for a counterparty, Deutsche Bank considers the counterparty’s credit quality above others by reference to its internal credit rating. Credit limits and credit exposures are both measured on a gross and net basis where net is derived by deducting appropriate hedges and certain collateral from respective gross figures. For derivatives, Deutsche Bank looks at current market values and the potential future exposure over the relevant time horizon, which is based upon the bank’s legal agreements with the counterparty.

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IFRS 9 Impairment

In the following chapter, the Group provides an overview of the IFRS 9 impairment framework and how it is embedded into Deutsche Bank‘s credit risk management activities. The disclosure provides a description of the Group‘s IFRS 9 model and methodology, changes implemented in 2024 as well as key model assumptions. This chapter also highlights uncertainties noted in 2024 and at year end, along with the impact from reasonable changes in the Group’s key model assumptions.

These credit risk management activities and assessments are embedded in the bank’s overall control and governance framework for credit risk which includes the estimation of expected credit losses under IFRS 9 and the governance around the models used. These activities include, but are not limited to, regular emerging and novel risk reviews as well as portfolio deep dives, day to day risk management on the level of individual borrowers, as well as regular model validations. Further explanations are provided regarding management overlays applied to the credit loss allowance, how reviews of relevant assumptions and inputs to the ECL calculation are performed and how, as part of the model reviews, potential model imprecision and whether any overlays were necessary, are assessed. The Group also presents background on management overlays recorded at the end of 2023, throughout 2024 and at the end of 2024. To provide additional transparency on the impact of reasonable changes to the key assumptions, model sensitivities are presented in a separate section which concludes with the key drivers for the IFRS 9 model results.

Description of IFRS 9 model and methodology

The impairment requirements of IFRS 9 apply to all credit exposures that are measured at amortized cost or fair value through other comprehensive income and to off balance sheet lending commitments, such as loan commitments and financial guarantees. For purposes of the bank’s impairment approach, the Group refers to these instruments as financial assets.

The Group determines its allowance for credit losses in accordance with IFRS 9 as follows:

– Stage 1 reflects financial assets where it is assumed that credit risk has not increased significantly after initial recognition

– Stage 2 contains all financial assets, that are not defaulted, but have experienced a significant increase in credit risk since initial recognition

– Stage 3 consists of financial assets which deemed to be in default in accordance with Deutsche Bank’s policies, which are based on the Capital Requirements Regulation (CRR) Article 178. The Group defines these financial assets as impaired, non-performing and defaulted

– Significant increase in credit risk is determined using quantitative and qualitative information based on the Group’s historical experience, credit risk assessment and forward-looking information

– Purchased or Originated Credit-Impaired (POCI) financial assets are assets where at the time of initial recognition, there is objective evidence of impairment and the Group purchased at a discount.

The IFRS 9 impairment approach is an integral part of the Group’s credit risk management procedures. The estimation of ECL is either performed via the automated, parameter based ECL calculation using the Group’s ECL model or determined by credit officers. In both cases, the calculation takes place for each financial asset individually. Similarly, the determination of the need to transfer between stages is made on an individual asset basis. The Group’s ECL model is used to calculate the allowance for credit losses for all financial assets in Stage 1 and Stage 2, as well as for Stage 3 in the homogeneous portfolio (i.e., retail and small business loans with similar credit risk characteristics). For financial assets in the bank’s non-homogeneous portfolio in Stage 3 and for POCI assets, the allowance for credit losses is determined individually by credit officers.

The Group uses three main components to measure ECL. These are Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD). The Group leverages existing parameters used for determination of capital demand under the Basel Internal Ratings Based Approach (IRBA) and internal risk management practices as much as possible to calculate ECL. These parameters are adjusted where necessary to comply with IFRS 9 requirements (e.g., use of point in time ratings and removal of downturn add-ons in the regulatory parameters). Incorporating forecasts of future economic variables into the measurement of ECL influences the allowance for credit losses. In order to calculate lifetime ECL, the Group’s calculation derives the corresponding lifetime PDs from migration matrices that reflect economic forecasts.

In 2023, the Group completed three migration waves of the Postbank clients into the IT systems of Deutsche Bank, which resulted in the Group-wide alignment of the IFRS 9 impairment model and methodologies, while specific models previously applied for the Postbank were to a large extent decommissioned. The final wave of the IT migration took place in the third quarter of 2024 and included the BHW mortgage and Postbank factoring portfolios. The migration led to an immaterial ECL increase.

Stage determination and significant increase in credit risk

At initial recognition, financial assets are reflected in Stage 1, unless the financial assets are POCI. If there is a significant increase in credit risk, the financial asset is transferred to Stage 2. A significant increase in credit risk is determined by using rating-related and process-related indicators. The transfer of financial assets to Stage 3 is based on the status of the borrower being in default. If a borrower is in default, all financial assets of the borrower are transferred to Stage 3.

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Rating-related Stage 2 indicators: The Group compares a borrower’s lifetime PD at the reporting date with lifetime PD expectations at the date of initial recognition to determine if there has been a significant change in the borrower’s PDs and consequently to any of the borrower’s transaction in the scope of IFRS 9 impairment. Based on historically observed migration behavior and a sampling of different economic scenarios, a lifetime PD distribution is obtained. A quantile of this distribution, which is defined for each counterparty class, is chosen as the lifetime PD threshold. If the remaining lifetime PD of a transaction according to current expectations exceeds this threshold, the financial asset is deemed to have incurred a significant increase in credit risk and is transferred to Stage 2. The quantiles used to define Stage 2 thresholds are determined using expert judgment, are reviewed annually and have not changed since implementation of IFRS 9. The thresholds applied vary depending on the original credit quality of the borrower, elapsed lifetime, remaining lifetime and counterparty class. Management believes that the defined approach and quantiles represent a meaningful indicator that a financial asset has incurred a significant increase in credit risk. In 2024 the Group started a review of the appropriateness of the quantile approach, which is still ongoing. An alternative approach has been developed and is currently being tested. Initial preliminary impacts appear to be neutral. As an interim step Deutsche Bank decided to introduce the threefold PD increase as additional Stage 2 trigger as a backstop, which went live in August 2024 and only lead to an immaterial impact on ECL.

Process-related Stage 2 indicators are derived via the use of existing risk management indicators, which in the bank’s view represent situations where the credit risk of financial assets has significantly increased. These include borrowers being added to the Group’s watchlist, being transferred to workout status, payments being 30 days or more past due or being in forbearance. As long as the condition for one or more of the process-related or rating-related indicators is fulfilled and the borrower of the financial asset has not met the definition of default, the asset will remain in Stage 2. If the Stage 2 indicators are no longer fulfilled and the financial asset has not defaulted, the financial asset transfers back to Stage 1. In case of performing forborne financial assets, the probation period is two years before the financial asset is reclassified to Stage 1, which is aligned with regulatory guidance.

If the borrower defaults, all transactions of the borrower are allocated to Stage 3. If, at a later date, the borrower is no longer in default, the curing criteria according to regulatory guidance is applied (including probation periods), which are at least three months or one year in case of distressed restructurings. Once the regulatory cure period or criteria has been met, the borrower will cease to be classified as defaulted and will be transferred back to Stage 2 or Stage 1.

The ECL calculation for Stage 3 distinguishes between transactions in the homogeneous and non-homogenous portfolios, as well as POCI financial assets. For transactions that are in Stage 3 and in a homogeneous portfolio, the Group uses a parameter-based automated approach to determine the credit loss allowance per transaction. For these transactions, the LGD parameters are to a large extent modelled to be time-dependent, i.e., consider the declining recovery expectation as time elapses after default. The allowance for credit losses for financial assets in the bank’s non-homogeneous portfolios in Stage 3, as well as for POCI assets are determined by credit officers and have to be approved along an established authority grid up to and including the Management Board. This allows credit officers to consider currently available information and recovery expectations specific to the borrowers and the financial assets at the reporting date.

Estimation techniques for key input factors

The first key input factor in the Group ECL calculation is the one-year PD for borrowers which is derived from the bank’s internal rating systems. The Group assigns a PD to each borrower credit exposure based on a 21-grade master rating scale for all of the Group’s exposure.

The borrower ratings assigned are derived based on internally developed rating models which specify consistent and distinct customer-relevant criteria and assign a rating grade based on a specific set of criteria as given for a certain customer. The set of criteria is generated from information sets relevant for the respective customer segments including general customer behavior, financial and external data (e.g., credit bureau). The methods in use range from statistical scoring models to expert-based models taking into account the relevant available quantitative and qualitative information. Expert-based models are usually applied for borrowers in the exposure classes “Central governments and central banks”, “Institutions” and “Corporates” with the exception of those “Corporates” for which a sufficient data basis is available for statistical scoring models. For the latter, as well as for the retail segment, statistical scoring or hybrid models combining both approaches are commonly used. Quantitative rating methodologies are developed based on applicable statistical modelling techniques, such as logistic regression.

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One-year PDs are extended to multi-year PD curves using through-the-cycle matrices and macroeconomic forecasts. Based on economic scenarios centered around the macroeconomic baseline forecast, through-the-cycle matrices are first transformed into point-in-time rating migration matrices, typically for a two-year period. The calculation of the point-in-time matrices provides the link between macroeconomic variables and the default and rating behavior of borrowers, which is derived from time series through regression techniques involving macroeconomic variables (MEVs) and historical rating and default data. In a final step, multi-year PD curves are derived from point-in-time rating migration matrices for periods where reasonable and supportable forecasts are available and extrapolated based on through-the-cycle rating migration matrices beyond those periods.

The second key input factor into the ECL calculation is the LGD parameter, which is defined as the likely loss intensity in case of a borrower’s default. It provides an estimation of the exposure that cannot be recovered in a default event and therefore captures the severity of a loss. Conceptually, LGD estimates are independent of a borrower’s probability of default. The LGD models applied in Stages 1 and 2, which are based on regulatory LGD models, but adjusted for IFRS 9 requirements (i.e., removal of downturn-add-on and removal of indirect costs of workout), ensure that the main drivers for losses (i.e., different levels and quality of collateralization and customer or product types or seniority of facility) are reflected as risk drivers in LGD estimates. In the bank’s LGD models, the Group assigns collateral type specific LGD parameters to the collateralized exposure (collateral value after application of haircuts).

Forward-looking information (FLI) is also incorporated into LGD projections in terms of FLI LGD scaling factors for exposures in Stages 1 and 2 based on forecasts for key MEVs. LGD adjustments are quantified relative to long-term historical averages, which represent a neutral reference point throughout an economic cycle.

The LGD setting for defaulted homogeneous portfolios are partially dependent on time after default and are either calibrated based on the Group’s multi-decade loss and recovery experience using statistical methods or for less significant portfolios certain LGD model input parameters (e.g., cure rates) are determined by expert judgement.

The third key input factor is the exposure at default over the lifetime of a financial asset which is modelled taking into account expected repayment profiles (e.g., linear amortization, annuities, bullet loan structures). Prepayment options are modelled for some portfolios. The bank applies specific credit conversion factors (CCFs) in order to calculate an EAD value. Conceptually, the EAD is defined as the expected amount of the credit exposure to a borrower at the time of its default. In instances where a transaction involves an unused limit, a percentage share of this unused limit is added to the outstanding amount in order to appropriately reflect the expected outstanding amount in case of a borrower’s default. This reflects the assumption that for commitments, the utilization at the time of default might be higher than the current outstanding balance. In case a transaction involves an additional contingent component (i.e., guarantees) a further percentage share is applied as part of the CCF model in order to estimate the amount of guarantees drawn in case of default. The calibrations of such parameters are based on internal historical data and are either based on empirical analysis or supported by expert judgement and consider borrower and product type specifics. Where supervisory CCF values need to be applied for regulatory purposes, internal estimates are used for IFRS 9.

Expected lifetime

IFRS 9 requires the determination of lifetime ECL for which the expected lifetime of a financial asset is a key input factor. Lifetime ECL represent default events over the expected life of a financial asset. The Group measures ECL considering the risk of default over the maximum contractual period (including any borrower’s extension options) over which the Group is exposed to credit risk.

Retail overdrafts, credit card facilities and certain corporate revolving facilities typically include both a loan and an undrawn commitment component. The expected lifetime of such on-demand facilities exceeds their contractual life as they are typically cancelled only when the Group becomes aware of an increase in credit risk. The expected lifetime is estimated by taking into consideration historical information and the Group’s credit risk management actions such as credit limit reductions and facility cancellation. Where such facilities are subject to an individual review by credit risk management, the lifetime for calculating ECL is 12 months. For facilities not subject to individual review by credit risk management, the bank applies a lifetime for calculating ECL of 24 months.

Interest rate used in the IFRS 9 model

In the context of the ECL calculation, the Group applies in line with IFRS 9 an approximation of the effective interest rate (EIR), which is usually the contractual interest rate. The contractual interest rate is deemed to be an appropriate approximation, as the interest rate is consistently used in the ECL model, interest recognition and for discounting of the ECL and does not materially differ from the EIR.

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Consideration of collateralization in IFRS 9 Expected Credit Loss calculation

The ECL model projects the level of collateralization for each point in time in the life of a financial asset. At the reporting date, the model uses the existing collateral distribution process applied in Deutsche Bank’s economic capital model. In this model, the liquidation value of each eligible collateral is allocated to relevant financial assets to distinguish between collateralized and uncollateralized parts of each financial asset. In the ECL calculation, the Group subsequently applies the aforementioned LGDs for secured and unsecured exposures to derive the ECL for the secured and unsecured part of the exposure separately.

For personal collateral (e.g., guarantees), the ECL model assumes that the relative level of collateralization remains stable over time. In the case of an amortizing loan, the outstanding exposure and collateral values decrease together over time. For physical collateral (e.g., real estate property), the ECL shall assume that the absolute collateral value remains constant. In case of an amortizing loan, the collateralized part of the exposure increases over time and the loan-to-value decreases accordingly.

Certain financial guarantee contracts are integral to the financial assets guaranteed. In such cases, the financial guarantee is considered as collateral for the financial asset and the benefit of the guarantee is used to mitigate the ECL of the guaranteed financial asset.

Forward looking information

Under IFRS 9, the allowance for credit losses is based on reasonable and supportable forward-looking information available without undue cost or effort, which takes into consideration past events, current conditions and forecasts of future economic conditions.

To incorporate forward looking information into the Group’s allowance for credit losses, the bank uses two key elements:

– As its base scenario, the Group uses external survey-based macroeconomic forecasts (e.g., consensus views on GDP and unemployment rates); in addition, the scenario expansion model, which has been initially developed for stress testing, is used for forecasting macroeconomic variables that are not covered by external consensus data; all forecasts are assumed to reflect the most likely development of the respective variables; the Group regularly updates its forecasts for macro-economic factors during the quarter and reviews aspects of potential model imprecision (e.g., MEV parameters outside the historic range used for model calibration, if not already included in the model) as part of an MEV monitoring framework to assess if an overlay is required

– Statistical techniques are then applied to transform the base scenario projections into a probability distribution of the macroeconomic variables; these scenarios specify deviations from the baseline forecasts; the scenario distribution is then used for deriving multi-year PD curves for different rating and counterparty classes, which are applied in the ECL calculation and in the identification of significant deterioration in credit quality of financial assets as described above in the rating-related Stage 2 indicators

The Group's Risk and Finance Credit Loss Provision Forum monitors the impact of forward-looking information, including the latest macroeconomic variables, on a quarterly basis and determines if any additional overlays are required. Although interest rates and inflation are not separately included in the MEVs, the economic impact of these risks is reflected in GDP growth rates, unemployment, equities and credit spreads as higher rates and inflation filter through these forecasts. As of December 31, 2024, the consensus data applied in the ECL model was deemed to have reflected the latest macroeconomic developments and after considering all relevant uncertainties in the MEVs no additional overlays were required.

As described earlier, the Group’s approach to reflect forward-looking information into the calculation of ECL is to incorporate forecasts for the next two to three years into PD and LGD projections. For periods beyond those covered in terms of reasonable and supportable economic forecasts, reversion to historically observed behavior of defaults, rating migrations and recoveries is used for ECL measurement.

The tables below contain relevant forward-looking information by macroeconomic variable included in the Group’s IFRS 9 model as of December 31, 2024, and as of December 31, 2023.

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Forward-looking information applied

	December 31, 2024¹ ²
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
GDP - USA	2.23%	2.04%
GDP - Eurozone	1.04%	1.19%
GDP - Germany	0.38%	1.14%
GDP - Italy	0.74%	1.02%
GDP - Developing Asia	4.53%	4.26%
GDP - Emerging Markets	4.11%	3.81%
Unemployment - USA	4.29%	4.20%
Unemployment - Eurozone	6.46%	6.42%
Unemployment - Germany	3.46%	3.40%
Unemployment - Italy	6.50%	6.76%
Unemployment - Spain	11.12%	10.93%
Unemployment - Japan	2.48%	2.40%
Real Estate Prices - CRE Index USA	312.27	316.81
Real Estate Prices - CRE Index Eurozone	107.75	108.39
Real Estate Prices - House Price Index USA	325.05	333.47
Real Estate Prices - House Price Index Germany	152.78	158.19
Real Estate Prices - House Price Index Italy	103.82	104.92
Real Estate Prices - House Price Index Spain	1,959.68	2,000.70
Equity - S&P500	6,109	6,436
Equity - Eurostoxx50	4,965	5,162
Equity - DAX40	20,131	20,968
Equity - MSCI EAFE	1,069	1,112
Equity - MSCI Asia	1,602	1,630
Equity - Nikkei	38,972	39,582
Credit - High Yield Index	312.32	358.66
Credit - CDX High Yield	332.33	374.29
Credit - CDX IG	56.50	64.29
Credit - CDX Emerging Markets	177.90	202.59
Credit - ITX Europe 125	62.15	68.66
Commodity - WTI	70.46	65.85
Commodity - Gold	2,588.02	2,612.91

1 MEV as of December 5, 2024, which barely changed until December 31, 2024

2 Year 1 equals fourth quarter of 2024 to third quarter of 2025, Year 2 equals fourth quarter of 2025 to third quarter of 2026

	December 31, 2023¹ ²
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
GDP - USA	1.75%	1.31%
GDP - Eurozone	0.13%	1.08%
GDP - Germany	0.12%	1.30%
GDP - Italy	0.33%	1.03%
GDP - Developing Asia	4.94%	4.37%
GDP - Emerging Markets	4.08%	4.01%
Unemployment - USA	4.19%	4.40%
Unemployment - Eurozone	6.67%	6.64%
Unemployment - Germany	3.12%	3.13%
Unemployment - Italy	7.75%	7.68%
Unemployment - Spain	11.96%	11.67%
Unemployment - Japan	2.58%	2.42%
Real Estate Prices - CRE Index USA	353.41	347.99
Equity - S&P500	4,514	4,621
Equity - MSCI Asia	1,293	1,297
Equity - Nikkei	33,188	34,051
Credit - High Yield Index	404.65	418.52
Credit - CDX High Yield	451.57	466.40
Credit - CDX IG	70.04	72.12
Credit - CDX Emerging Markets	195.16	192.83
Credit - ITX Europe 125	73.09	72.21
Commodity - WTI	82.52	83.56
Commodity - Gold	1,957.34	1,958.16

1 MEV as of December 6, 2023, which barely changed until December 29, 2023

2 Year 1 equals fourth quarter of 2023 to third quarter of 2024, Year 2 equals fourth quarter of 2024 to third quarter of 2025

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Annual Report 2024

Model sensitivity

The Group has identified three key model assumptions included in the IFRS 9 model. These include forward looking macroeconomic variables, the quantitative criteria for determining if a borrower has incurred a significant increase in credit risk and is transferred to Stage 2, and the LGD setting on homogenous portfolios in Stage 3. Below the bank provides sensitivity analysis on the potential impact if these key assumptions applied in the ECL model were to deviate from the bank’s base case expectations.

Macroeconomic variables

The sensitivity of the ECL model with respect to potential changes in projections for key MEVs is shown in the tables below, which provides ECL impacts for Stages 1 and 2 from downward and upward shifts applied separately to each group of MEV as of December 31, 2024, and December 31, 2023. The magnitude of the shifts is selected in the range of one standard deviation, which is a statistical measure of the dispersion of the values of a random variable. Each of these groups consists of MEVs from the same category:

– GDP growth rates: includes USA, Eurozone, Germany, Italy, Developing Asia, Emerging Markets

– Unemployment rates: includes USA, Eurozone, Germany, Italy, Japan, Spain

– Equities: S&P500, Eurostoxx50, DAX 40, Nikkei, MSCI Asia, MSCI EAFE

– Credit spreads: ITX Europe 125, High Yield Index, CDX IG, CDX High Yield, CDX Emerging Markets

– Real Estate: CRE Index Eurozone, House Price Index USA, House Price Index Germany, House Price Index Italy, House Price Index Spain

– Commodities: WTI oil price, Gold price

Although interest rates and inflation are not included in the above set of MEVs, adverse effects associated with changes in these risk drivers typically manifest themselves in other economic forecasts incorporated in the ECL model, such as lower GDP growth, higher unemployment or wider credit spreads

In addition, the sensitivity analysis only includes the impact of the aggregated MEV group (i.e., potential correlations between different MEV groups or the impact of management overlays is not taken into consideration). ECL quantification for Stage 3 does not follow a model-based process for various portfolios and is therefore excluded from the following tables.

Compared to December 31, 2023, higher sensitivities to real estate prices are observed as of December 31, 2024, since sensitivities as of December 31, 2024 include effects from the FLI LGD model, which went live in 2024. Lower sensitivities to GDPs are due to methodological adjustments to the specification of shock amounts. Previously, the Group applied shock amounts to GDP growth rate projections for the first and second year but going forward for the first year only. This ensures that returns of MEV levels are now consistently shifted for the first year only across all MEV groups.

IFRS 9 – Sensitivities of forward-looking information applied on Stage 1 and Stage 2 – Group Level

	December 31, 2024
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(66.4)	(1)pp	71.8
Unemployment rates	(0.5)pp	(44.9)	0.5pp	49.0
Real estate prices[2]	5%	(13.9)	(5)%	16.0
Equities	10%	(14.1)	(10)%	17.8
Credit spreads	(40)%	(20.7)	40%	24.2
Commodities¹	10%	(7.7)	(10)%	8.7

1 Here the sign of the shift applies to oil prices changes. Gold price changes have the opposite sign. 1pp (percentage point), e.g., GDP shifts from 3% to 4% // 1% (percentage change), e.g., Real estate price shifts from 100 to 101

2 For a more severe stress test relating to the CRE portfolio that also takes into consideration existing and potential exposure in Stage 3 reference is made to the section on Commercial Real Estate above

	December 31, 2023
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(80.4)	(1)pp	88.9
Unemployment rates	(0.5)pp	(43.1)	0.5pp	45.9
Real estate prices	5%	(5.9)	(5)%	6.2
Equities	10%	(9.0)	(10)%	12.2
Credit spreads	(40)%	(20.5)	40%	22.8
Commodities	10%	(8.5)	(10)%	9.2

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Deutsche Bank
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At divisional level, the sensitivity analysis below was performed for the year ended December 31, 2024, and 2023, respectively, and revealed GDP growth rates, credit spreads and commodities prices to be the dominant factors for the Investment Bank, whereas the model sensitivity for the Corporate Bank and Private Bank is mainly associated with changes in GDP growth rates and unemployment rates. The model sensitivity table for the Private Bank shows GDP growth rates and unemployment rates only, as the key MEVs relevant to the underlying portfolios.

IFRS 9 – Sensitivities of forward-looking information applied on Stage 1 and Stage 2 - Corporate Bank

	December 31, 2024
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(18.2)	(1)pp	20.3
Unemployment rates	(0.5)pp	(12.6)	0.5pp	14.2
Real estate prices[2]	5%	(2.1)	(5)%	2.2
Credit spreads	(40)%	(4.5)	40%	5.0
Commodities¹	10%	(2.8)	(10)%	3.1

¹ Here the sign of the shift applies to oil prices changes. Gold price changes have the opposite sign.

2 For a more severe stress test relating to the CRE portfolio that also takes into consideration existing and potential exposure in Stage 3 reference is made to the section on Commercial Real Estate above

	December 31, 2023
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(18.1)	(1)pp	20.7
Unemployment rates	(0.5)pp	(10.4)	0.5pp	11.0
Real estate prices	5%	(1.5)	(5)%	1.6
Credit spreads	(40)%	(3.8)	40%	4.4
Commodities	10%	(2.6)	(10)%	2.9

IFRS 9 – Sensitivities of forward-looking information applied on Stage 1 and Stage 2 - Investment Bank

	December 31, 2024
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(26.4)	(1)pp	28.9
Unemployment rates	(0.5)pp	(11.0)	0.5pp	12.1
Real estate prices[2]	5%	(8.6)	(5)%	10.2
Equities	10%	(4.7)	(10)%	5.9
Credit spreads	(40)%	(13.5)	40%	16.2
Commodities¹	10%	(4.6)	(10)%	5.3

¹ Here the sign of the shift applies to oil prices changes. Gold price changes have the opposite sign.

2 For a more severe stress test relating to the CRE portfolio that also takes into consideration existing and potential exposure in Stage 3 reference is made to the section on Commercial Real Estate above.

	December 31, 2023
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(30.6)	(1)pp	33.5
Unemployment rates	(0.5)pp	(6.7)	0.5pp	7.5
Real estate prices	5%	(4.0)	(5)%	4.2
Equities	10%	(3.3)	(10)%	4.4
Credit spreads	(40)%	(13.6)	40%	14.7
Commodities	10%	(5.5)	(10)%	5.9

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IFRS 9 – Sensitivities of forward-looking information applied on Stage 1 and Stage 2 - Private Bank

	December 31, 2024
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(18.3)	(1)pp	19.3
Unemployment rates	(0.5)pp	(19.5)	0.5pp	20.6

	December 31, 2023
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(24.4)	(1)pp	26.3
Unemployment rates	(0.5)pp	(22.4)	0.5pp	23.3

Impact of lifetime expected credit losses for Stage 1 borrowers

As described above, the Group uses a mixture of quantitative and qualitative criteria to determine significant increase in credit risk which require, for affected borrowers, a move to lifetime ECL (Stage 2). If for all Stage 1 borrowers Deutsche Bank were to record lifetime expected credit losses, the Group’s allowance for credit losses amounting to € 6.2 billion as of December 31, 2024 and € 5.7 billion as of December 31, 2023 would increase by approximately 34% as of year end 2024 and 38% as of 2023, respectively.

Stage 3 LGD setting

The Group’s allowance for credit losses in Stage 3 for the homogeneous portfolios amounts to € 3.0 billion as of December 31, 2024 and € 2.2 billion as of December 31, 2023. The key driver in determining the ECL provision is the loss given default estimate, which differs by individual portfolios. Loss given default is influenced by recovery rates, proceeds from the sale of collateral, and cure rates. Some of the drivers for different portfolios include elements of expert judgment and in particular on expected cure rates. If the LGD for all homogeneous portfolios were to increase by 1%, then Stage 3 ECL would increase as of December 31, 2024 by approximately € 26 million (thereof € 17 million in Germany, € 5 million in Italy and € 2 million in Spain), and by approximately € 22 million as of December 31, 2023 (thereof € 14 million in Germany, € 5 million in Italy and € 2 million in Spain).

Management overlays applied to the IFRS 9 model output

The Group regularly reviews the IFRS 9 methodology and processes, key inputs into the ECL calculation and discusses upcoming model changes, potential model imprecisions or other estimation uncertainties, for example in the macroeconomic environment to determine if any material overlays are required. Moreover, regular reviews for evolving or emerging risks are performed, especially in the current geopolitical environment. Measures applied include client surveys and interviews, along with analysis of portfolios across businesses, regions and sectors. In addition, the Group regularly reviews and validates key model inputs and assumptions (including those in feeder models) and ensures where expert judgement is applied, it is in line with the Group’s risk management framework. As of December 31, 2024, the Group did not identify any model weaknesses that would require an additional overlay, except for the ECL model related changes, for which overlays have been recorded.

As of year end 2024, the Group’s IFRS9 management overlays amounted to € 124 million, compared to € 84 million for year end 2023 (which resulted in an increase of Allowance for Credit Losses in both periods). In the second quarter 2024, the Group reduced it‘s management overlay relating to FLI following the deployment of the related model refinement which led to the expected ECL increase. Further, the Group introduced two new overlays following a review of model performance to bring forward the expected impacts from a model refinement related to refinancing risk, which is the main contributor of the total overlay amount, represents a change in estimate and is envisaged for future technical implementation, as well as from a PD parameter recalibration envisaged for the first half of 2025.

Overall Assessment of ECL’s

To ensure that Deutsche Bank’s ECL model accounted for the uncertainties in the macroeconomic environment throughout 2024, the Group continued to review emerging risks, assessed potential baseline and downside impacts and required actions to manage the bank’s credit strategy and risk appetite. The outcome of these reviews concluded that the bank adequately provisioned for its expected credit losses as of December 31, 2024, and December 31, 2023.

Results from the above reviews and development of key portfolio indicators are regularly discussed at the Credit Risk Appetite and Management Forum and Group Risk Committee. Where necessary, actions and measures are taken to mitigate the risks. Client ratings are regularly reviewed to reflect the latest macroeconomic developments and where potentially significant risks are identified clients are moved to the watchlist (Stage 2), forbearance measures may be negotiated, and credit limits and collateralization are reviewed. Overall, the Group believes that based on its day-to-day risk management activities and regular reviews of emerging risks it has adequately provided for its ECL.

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IFRS 9 model results

Provision for credit losses was € 1.8 billion in 2024, up from € 1.5 billion in 2023 and 38 basis points (bps) of average loans, in line with the guidance the bank provided after the third quarter. The increase was driven by cyclical events in the Commercial Real Estate sector, certain larger corporate credit events and temporary effects following the Postbank integration. The wider portfolios performed broadly in line with expectations despite the challenging macroeconomic and interest rate environment.

With regard to climate risks, estimates of higher transition and physical risk exposures and their impact on the Expected Credit Loss (ECL) did not result in any adjustment of credit loss provisions for the years ended December 31, 2024 as well and December 31, 2023.

For details of the provision for credit losses related to the segments, please refer to section Segment results of operations.

For details on the Group’s accounting policy related to IFRS 9 Impairment, please refer to Note 1 - Material accounting policies and critical accounting estimates of the consolidated financial statements.

Managing and mitigation of credit risk

Managing credit risk on counterparty level

Credit-relevant counterparties are principally allocated to credit officers within credit teams which are organized by type of counterparty (such as financial institutions, corporates or private individuals), economic area (e.g., emerging markets) or product and supported by dedicated rating analyst teams where deemed necessary. The individual credit officers have the relevant expertise and experience to manage the credit risks associated with these counterparties and their associated credit related transactions. For retail clients, credit decision making and credit monitoring is highly automated due to standardized products and processes. Credit Risk Management has full oversight of the respective processes and tools used in these highly automated retail credit processes. It is the responsibility of each credit officer to undertake ongoing credit monitoring for their allocated counterparties. Deutsche Bank also has procedures in place intended to identify at an early-stage credit exposures for which there may be an increased risk of deteriorated risk/loss.

In instances where Deutsche Bank has identified counterparties with emerging concern about their credit quality deteriorating or likely to deteriorate to the point where they present a heightened risk of default/loss, the respective counterparty is generally placed on the “Watchlist”. Deutsche Bank aims to identify those counterparties at an early stage to ensure that credit exposures with increased risks are effectively managed, the Bank’s risk management tools are appropriately applied aiming to minimize potential losses. The objective of this early warning system is to address potential problems while adequate options for action are still available. This early risk detection is a tenet of Deutsche Bank’s credit culture and is designed to raise management awareness of these positions. Environmental risks are now considered as potential triggers for discretionary inclusion in watchlist for groups or counterparties facing climate and environmental related risks without adequate risk mitigation strategy in place.

Credit limits for individual counterparties are established by the Credit Risk Management function applying credit authorities assigned to individual Credit Officers. This also applies to settlement risk that must fall within limits pre-approved by Credit Risk Management and in a manner that reflects expected settlement patterns for the subject counterparty. Credit approvals are documented by electronic signature under 4-eye principle by the respective credit authority holders and are retained for future reference.

Credit authority is generally assigned as a personal credit authority according to the individual’s professional qualification and experience. All assigned credit authorities are reviewed on a periodic basis to help ensure that they are commensurate with the individual performance of the authority holder.

Where credit authority is insufficient to establish required credit limits, the transaction is referred to a credit authority holder with the respective credit authority or if exceeding the highest personal authority to an appropriate credit committee. Where personal and committee authorities are insufficient to establish appropriate limits, the case is referred to the Management Board for approval.

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Mitigation of credit risk on counterparty level

In addition to determine counterparty credit quality by assigning internal ratings and the alignment of the exposure with the Bank’s counterparty concentration risk guidelines, Deutsche Bank also uses various credit risk mitigation and protection techniques to optimize credit exposure and reduce potential credit losses. These techniques are applied in the following forms:

– Comprehensive and enforceable credit documentation with adequate terms and conditions

– Collateral in its various forms to reduce losses by increasing the recovery of obligations; key principles for collateral management include legal effectiveness and enforceability, prudent and realistic collateral valuations, risk and regulatory capital reduction, as well as cost efficiency

– Risk transfers, which shift the risk of default of an obligor to a third-party including hedging executed by the bank’s Strategic Corporate Lending (SCL) team or entity; other de-risking tools, such as securitizations etc., may also be employed

– Netting and collateral arrangements which reduce the credit exposure from derivatives and securities financing transactions (e.g. repo transactions)

– Hedging of derivatives counterparty risk including CVA, using primarily CDS contracts via the bank’s Counterparty Portfolio Management desk

Collateral

Deutsche Bank regularly agrees on collateral to be received from customers that are subject to credit risk or to be provided by third parties agreed by legally effective and enforceable contracts as documented by a written and reasoned legal opinion. Collateral is credit protection in the form of (funded) assigned or pledged assets or (unfunded) third-party obligations that serves to mitigate the inherent risk of credit loss in an exposure, by either substituting the counterparty default risk or improving recoveries in the event of a default. Deutsche Bank generally takes all types of eligible collateral for its respective businesses but may limit accepted collateral types for specific businesses or regions as customary in the respective market or driven by purpose of efficiency. While collateral can be an alternative source of repayment, it does not replace the necessity of high-quality underwriting standards and a thorough assessment of the debt service ability of the counterparty in line with Article 194 (9) CRR.

Deutsche Bank distinguishes the following two types of credit protection approaches:

– Funded Credit Protection like financial and other collateral, which enables Deutsche Bank to recover all or part of the outstanding exposure by liquidating the collateral/asset provided, in cases where the counterparty is unable or unwilling to fulfill its primary obligations. Cash collateral, securities (equity, bonds), collateral pledges or assignments of other claims or inventory, movable assets (i.e., plant, machinery, ships and aircraft) and real estate typically fall into this category; all financial collateral is regularly, mostly daily, revalued and measured against the respective credit exposure; the value of other collateral, including real estate, is monitored based upon established processes that includes regular reviews or revaluations by internal and/or external experts

– Unfunded Credit Protection like Guarantees, which complement the counterparty’s ability to fulfill its obligation under the legal contract and as such is provided by uncorrelated third parties. Letters of credit, insurance contracts, export credit insurance, guarantees, credit derivatives and (unfunded) risk participations typically fall into this category. Guarantees and strong letters of comfort provided by correlated group members of customers (generally the parent company) may also be accepted and considered in approved rating approaches; guarantee collateral with a non-investment grade rating of the guarantor is limited

Deutsche Bank’s processes seek to ensure that the collateral accepted for risk mitigation purposes is of high quality. This includes processes to generally ensure legally effective and enforceable documentation for realizable and measurable collateral or assets which are evaluated within the on-boarding process by dedicated internal appraisers or teams with the respective qualification, skills and experience or adequate external valuers mandated in regulated processes. The applied valuations follow generally accepted valuation methods or models and include the identification of material climate physical and transition risks. Ongoing correctness of values is monitored by collateral type-specific, appropriately frequent, and event-driven reviews considering relevant risk parameters. Revaluations are applied in cases of identified probable material deterioration and future monitoring may be adjusted respectively. The assessment of the suitability of collateral for a specific transaction is part of the credit decision and must be undertaken in a conservative way, including collateral haircuts that are applied. Deutsche Bank has collateral type specific haircuts in place which are regularly reviewed and approved. In this regard, Deutsche Bank strives to avoid “wrong-way” risk characteristics where the counterparty’s risk is positively correlated with the risk of deterioration in the collateral value. If collateral with material correlation risk is accepted anyhow, a potential impact on its value is considered conservatively in the valuation. For unfunded credit protection like guarantees, the process for the analysis of the guarantor’s creditworthiness is aligned to the credit assessment process for credit-relevant counterparties.

The valuation of collateral is considered under a liquidation scenario. The liquidation value is equal to the expected proceeds of collateral monetization/realization in a base case scenario, wherein a fair price is achieved through careful preparation and orderly liquidation of the collateral. Collateral can either move in value over time (dynamic value) or not (static value). The dynamic liquidation value generally includes a safety margin or haircut over realizable value to address liquidity and marketability aspects.

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The Deutsche Bank Group assigns a liquidation value to eligible collateral, based on, among other things:

– The market value and/or lending value, notional amount or face value of a collateral as a starting point

– The type of collateral; the currency mismatch, if any, between the secured exposure and the collateral; and a maturity mismatch, if any

– The applicable legal environment or jurisdiction (onshore versus offshore collateral)

– The market liquidity and volatility in relation to agreed termination clauses

– The correlation between the performance of the borrower and the value of the collateral, e.g., in the case of the pledge of a borrower’s own shares or securities (in this case generally full correlation leads to no liquidation value)

– The quality of physical collateral and potential for litigation or environmental risks; and

– A determined collateral type specific haircut (0 – 100%) reflecting collection risks (i.e. price risks over the average liquidation period and processing/utilization/sales costs) as specified in the respective documents

Collateral haircut settings are typically based on available historic internal and/or external recovery data (expert opinions may also be used, where appropriate). They also incorporate a forward-looking component in the form of collection and valuation forecast provided by experts within Risk Management. Considering the expected proceeds from the liquidation of the different collateral types, respective value fluctuations, market specific liquidation costs, and time applied haircuts vary between 0 to 100%. When data is not sufficiently available or inconclusive, more conservative haircuts than otherwise used must be applied. Haircut settings are reviewed at least annually. Historically validated proceeds from collateral liquidation are also implied respectively in current Loss-Given-Default calculations where market values of collateral instead of liquidation values are applied.

Risk transfers

Risk transfers to third parties form a key part of the bank’s overall risk management process and are executed in various forms, including outright sales, single name and portfolio hedging, and securitizations (significant risk transfers). Risk transfers are conducted by the respective business units and/or by Strategic Corporate Lending, in accordance with specifically approved mandates.

Strategic Corporate Lending manages the residual credit risk of loans and lending-related commitments of the institutional and corporate credit portfolio, part of the leveraged lending portfolio and the medium-sized German companies’ portfolio across the bank’s Corporate Bank and Investment Bank divisions.

Acting as a central pricing reference, Strategic Corporate Lending provides the businesses with an observed or derived capital market rate for loan applications; however, the decision of whether or not the business can enter into the credit risk remains exclusively with Credit Risk Management.

Strategic Corporate Lending concentrates on two primary objectives within the credit risk framework to enhance risk management discipline, improve returns and use capital more efficiently:

– To reduce single-name credit risk concentrations within the credit portfolio and

– To manage credit exposures by utilizing techniques including loan sales, securitization (significant risk transfer) via collateralized loan obligations, sub-participations and single-name and portfolio credit default swaps

Netting and collateral arrangements for derivatives and securities financing transactions

Netting is applicable to both exchange traded derivatives and OTC derivatives (whether cleared or uncleared). Netting is also applied to securities financing transactions (e.g. repurchase, securities lending and margin lending transactions) as far as documentation, structure and nature of the risk mitigation allow netting with the underlying credit risk in accordance with applicable law and the bank’s Financial Contracts Netting and Collateral KOD – Legal ( “Netting Policy”). While cross-product netting between derivatives and securities financing transactions may be used in certain cases, the bank does not make use of cross-product netting for regulatory purposes.

All exchange traded derivatives are cleared through Central Counterparties (CCPs) , which interpose themselves between the trading entities by becoming the counterparty to each of the entities. Where legally required or where available and to the extent agreed with the bank’s counterparties, Deutsche Bank also uses CCP clearing for its OTC derivative transactions.

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Deutsche Bank
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The Dodd-Frank Act and related Commodity Futures Trading Commission (CFTC) rules require CCP clearing in the United States for certain standardized OTC derivative transactions, including certain interest rate swaps and index credit default swaps, subject to limited exceptions when facing certain counterparties. The European Regulation (EU) No 648/2012 on OTC Derivatives, CCPs and Trade Repositories (EMIR) and the Commission Delegated Regulations (EU) 2015/2205, (EU) 2015/592 and (EU) 2016/1178 based thereupon introduced mandatory CCP clearing in the EU for certain standardized OTC derivatives transactions. Mandatory CCP clearing in the EU began for certain interest rate derivatives on June 21, 2016 and for certain iTraxx-based credit derivatives and additional interest rate derivatives on February 9, 2017. Article 4 (2) of EMIR authorizes competent authorities to exempt intragroup transactions from mandatory CCP clearing, provided certain requirements, such as full consolidation of the intragroup transactions and the application of an appropriate centralized risk evaluation, measurement and control procedure are met. The bank successfully applied for the clearing exemption for a number of its regulatory-consolidated subsidiaries with intragroup derivatives, including e.g., Deutsche Bank Securities Inc. and Deutsche Bank Luxembourg S.A. As of December 31, 2024, the bank is allowed to make use of intragroup exemptions from the EMIR clearing obligation for a number of bilateral intragroup relationships. The extent of the exemptions differs as not all entities enter into relevant transaction types subject to the clearing obligation. Of the intragroup relationships, some are relationships where both entities are established in the European Union (EU) for which a full exemption has been granted, and most are relationships where one is established in a third country (“Third Country Relationship”). Third Country Relationships required repeat applications for each new asset class being subject to the clearing obligation; the process took place in the course of 2017. Due to “Brexit”, the status of some group entities has changed from an EU entity to a third country entity, but there has been no impact for the bank in respect clearing exemptions. Due to amendments of EMIR entering into force 24 December 2024, there are some changes to the intragroup exemption requirements, but, as a matter of principle, Deutsche Bank will be able to continue to use pre-existing clearing exemptions.

The rules and regulations of CCPs typically provide for the bilateral set off of all amounts payable on the same day and in the same currency (“payment netting”) thereby reducing the bank’s settlement risk. Depending on the business model applied by the CCP, this payment netting applies either to all of the bank’s derivatives cleared by the CCP or at least to those that form part of the same class of derivatives. Many CCPs’ rules and regulations also provide for the termination, close-out and netting of all cleared transactions upon the CCP’s default (“close-out netting”), which reduces the bank’s credit risk. In its risk measurement and risk assessment processes Deutsche Bank applies close-out netting only to the extent Deutsche Bank believes that the relevant CCP’s close-out netting provisions are legally valid and enforceable and have been approved in accordance with the bank’s Netting Policy.

In order to reduce the credit risk resulting from OTC derivative transactions, where CCP clearing is not available, Deutsche Bank regularly seeks the execution of standard master agreements (such as master agreements for derivatives published by the International Swaps and Derivatives Association, Inc. (ISDA) or the German Master Agreement for Financial Derivative Transactions with the bank’s counterparties. A master agreement allows for the close-out netting of rights and obligations arising under derivative transactions that have been entered into under such a master agreement upon the counterparty’s default, resulting in a single net claim owed by or to the counterparty. Payment netting may be agreed from time to time with the bank’s counterparties for multiple transactions having the same payment dates (e.g., foreign exchange transactions) pursuant to the terms of master agreements which can, reduce the bank’s settlement risk. In its risk measurement and risk assessment processes Deutsche Bank applies close-out netting only to the extent Deutsche Bank has concluded that the master agreement is legally valid and enforceable in all relevant jurisdictions and the recognition of close-out netting has been approved in accordance with the bank’s Netting Policy .

Deutsche Bank also enters into credit support annexes (CSAs) to master agreements in order to further reduce the bank’s derivatives-related credit risk. These annexes generally provide risk mitigation through periodic, usually daily, margining of the covered exposure. The CSAs also provide for the right to terminate the related derivative transactions upon the counterparty’s failure to honor a margin call. As with netting, when Deutsche Bank believes the annex is enforceable, Deutsche Bank reflects this in its exposure measurement.

Certain CSAs to master agreements provide for rating-dependent triggers, where additional collateral must be pledged if a party’s rating is downgraded. Deutsche Bank also enters into master agreements that provide for an additional termination event upon a party’s rating downgrade. These downgrade provisions in CSAs and master agreements usually apply to both parties but in some agreements may apply to Deutsche Bank only. Deutsche Bank analyzes and monitors its potential contingent payment obligations resulting from a rating downgrade in its stress testing and liquidity coverage ratio approach for liquidity risk on an ongoing basis. For an assessment of the quantitative impact of a downgrading of the bank’s credit rating please refer to table “Stress Testing Results” in the section “Liquidity Risk”.

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Deutsche Bank
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The Dodd-Frank Act and CFTC rules thereunder, including CFTC rule § 23.504, as well as EMIR and Commission Delegated Regulation based thereon, namely Commission Delegated Regulation (EU) 2016/2251, introduced the mandatory use of master agreements and related CSAs, which must be executed prior to or contemporaneously with entering into an uncleared OTC derivative transaction. Certain documentation is also required by the U.S. margin rules adopted by U.S. prudential regulators. Under the U.S. prudential regulators’ margin rules, Deutsche Bank is required to post and collect initial margin for its derivatives exposures with other derivatives dealers, as well as with the bank’s counterparties that (a) are “financial end users,” as that term is defined in the U.S. margin rules, and (b) have an average daily aggregate notional amount of uncleared swaps, uncleared security-based swaps, foreign exchange forwards and foreign exchange swaps exceeding U.S.$ 8 billion in June, July and August of the previous calendar year. The U.S. margin rules additionally requires Deutsche Bank to post and collect variation margin for its derivatives with other derivatives dealers and certain financial end user counterparties. These margin requirements are subject to a U.S.$ 50 million threshold for initial margin, but no threshold for variation margin, with a combined U.S.$ 500,000 minimum transfer amount. The U.S. margin requirements have been in effect for large banks since September 2016, with additional variation margin requirements having come into effect March 1, 2017 and additional initial margin requirements having been phased in from September 2017 through September 2022.

Under Commission Delegated Regulation (EU) 2016/2251, which implements the EMIR margin requirements, the CSA must provide for daily valuation and daily variation margining based on a zero threshold and a minimum transfer amount of not more than € 500,000. For large derivative exposures exceeding € 8 billion, initial margin has to be posted as well. The variation margin requirements under EMIR apply as of March 1, 2017; the initial margin requirements originally were subject to a staged phase-in until September 1, 2021. However, legislative changes published on February 17, 2021 extended deadlines into 2022. Under Article 31 of Commission Delegated Regulation (EU) 2016/2251, an EU party may decide to not exchange margin with counterparties in certain non-netting jurisdictions provided certain requirements are met. Pursuant to Article 11 (5) to (10) of EMIR, competent authorities are authorized to exempt intragroup transactions from the margining obligation, provided certain requirements are met. While some of those requirements are the same as for the EMIR clearing exemptions (see above), there are additional requirements such as the absence of any current or foreseen practical or legal impediment to the prompt transfer of funds or repayment of liabilities between intragroup counterparties. The bank is making use of this exemption. The bank has successfully applied for the collateral exemption for some of its regulatory-consolidated subsidiaries with intragroup derivatives, including, e.g., Deutsche Bank Securities Inc. and Deutsche Bank Luxembourg S.A. As of December 31, 2023, the bank is allowed to use intragroup exemptions from the EMIR collateral obligation for a number of bilateral intragroup relationships which are published under db.com/legal-resources/european-market-infrastructure-regulation/intra-group-exemptions-margining. For some bilateral intragroup relationships, the EMIR margining exemption may be used based on Article 11 (5) of EMIR, i.e. without the need for any application or publication, because both entities are established in the same EU Member State. For third country subsidiaries, the intragroup exemption was originally limited until the earlier of June 30, 2022 and four months after the publication of an equivalence decision by the EU Commission under Article 13(2) EMIR, unless, in the case of an equivalence decision being applicable, a follow-up exemption application is made and granted. On February 13, 2023, an amendment to Regulation (EU) 2016/2251 has been published in the Official Journal, which amendment relates to the extension of the exemption end date until June 30, 2025. With the EMIR amendments having entered into force on 24 December 2024 (Regulation (EU) 2024/2987), a so-called “equivalence decision” is no longer a requirement for a margin exemption. As a matter of principle, Deutsche Bank will be able to continue to use pre-existing margin exemptions.

Concentrations within credit risk mitigation

Concentrations within credit risk mitigations taken may occur if a number of guarantors and credit derivative providers with similar economic characteristics are engaged in comparable activities with changes in economic or industry conditions affecting their ability to meet contractual obligations. Concentration risk may also occur in collateral portfolios (e.g. multiple claims and receivables against third parties) which are considered conservatively within the valuation process and/or on-site inspections where applicable. Deutsche Bank uses a range of tools and metrics to monitor its credit risk mitigating activities and potential concentrations.

For more qualitative and quantitative details in relation to the application of credit risk mitigation and potential concentration effects please refer to the section “Maximum exposure to credit risk”.

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Managing credit risk on portfolio level

Enterprise Risk Management (ERM) Portfolio sets the framework for the management of concentration risks at a portfolio level. This includes strategically setting, monitoring, reviewing, reporting, and controlling credit risk appetites across various dimensions such as Deutsche Bank Group, Corporate Division, Business Unit , legal entity, branch, country, and industry level that need to be considered in the context of credit approvals. ERM Portfolio is also responsible for calibrating and monitoring the single name counterparty concentration grid that provides guidance to credit officers on limit sizing at counterparty level. In addition, ERM Portfolio provides a comprehensive and holistic view of the bank’s risk profile across risk types.

On a portfolio level, significant concentrations of credit risk could result from having material exposures to a number of counterparties with similar economic characteristics, or who are engaged in comparable activities, where these similarities may cause their ability to meet contractual obligations to be affected in the same manner by changes in economic or industry conditions.

Deutsche Bank’s portfolio management framework supports a comprehensive assessment of concentrations within its credit risk portfolio in order to keep concentrations within acceptable levels.

Emerging Risks and portfolio developments are discussed at the monthly Credit Risk and Portfolio Management Forum which includes representation from senior credit risk managers including the Head of Credit Risk Management, as well as ERM Portfolio.

Industry risk management

To manage industry risk, Deutsche Bank has grouped its corporate and financial institutions counterparties into various industry sub-portfolios. Portfolios are regularly reviewed at least on an annual basis. Reviews highlight industry developments and risks to the bank’s credit portfolio, review cross-risk concentration risks, analyze the risk/reward profile of the portfolio and incorporate the results of an economic downside stress test. Finally, this analysis is used to define the credit strategies and risk appetite for respective industries. The setting of industry risk appetite takes into consideration the group-wide credit risk appetite.

In the bank’s industry risk management framework, thresholds are established by ERM for aggregate credit limits to counterparties within each industry sub-portfolio. For risk management purposes, the aggregation of limits across industry sectors follows an internal risk view that does not have to be congruent with NACE (Nomenclature des Activities Economiques dans la Communate Europeenne) code-based view applied elsewhere in this report. Regular industry portfolio overviews are prepared for the Enterprise Risk Committee to discuss recent risk developments and to agree on risk management actions where necessary.

Beyond credit risk, the bank’s industry risk framework comprises of thresholds for Traded Credit Positions while key industry relevant non-financial risks are considered.

Country risk management

Avoiding undue concentrations from a regional and country perspective is also an integral part of the bank’s credit risk management framework. In order to achieve this, country risk thresholds are applied to countries in Non-Japan Asia, Central Eastern Europe, Middle East & Africa and Latin America as well as selected Developed Markets countries (based on internal country risk ratings). These thresholds are set for all counterparties based on their assigned specific ‘country of risk’, which reflects a counterparty’s main (macro) economic risk, balance sheet earnings, jurisdiction, or other financial dependencies. Country of risk is typically aligned with the counterparty’s 'country of domicile’.

Country portfolios are regularly reviewed with the frequency of review dependent on portfolio size and risk profile as well as risk developments. Larger/riskier portfolios are reviewed at least on an annual basis. These reviews assess amongst other factors, key macroeconomic and political risk developments and outlook; portfolio composition, quality and cross-risk concentrations under normal and stress conditions. Based on this and taking into account the Group’s Risk Appetite and strategy, country risk appetite and strategies are set by ERM.

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Deutsche Bank
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In addition to country thresholds, gap risk thresholds are set to control the country-on-country wrong-way risk exposure. As such, for risk management purposes, the aggregation of exposures across countries follows an internal risk view that may differ from the geographical exposure view applied elsewhere in this report. Beyond credit risk, the bank’s country risk framework comprises thresholds for trading positions that measure the aggregate market value of traded credit risk positions. For Emerging Markets, market risk thresholds are also set to measure the profit and loss impact under specific country stress scenarios on trading positions across the bank’s portfolio. Furthermore, thresholds are set for capital and intra-group funding exposure of Deutsche Bank entities in above countries given the transfer risk inherent in these cross-border positions. Key non-financial risks are considered and factored into financial threshold setting considerations where relevant. Deutsche Bank’s country risk ratings represent a key tool in its assessment of country risk. They include:

– Sovereign rating (set and managed by ERM Risk Research): A measure of the probability of the sovereign defaulting on its foreign or local currency obligations

– Transfer risk rating (set and managed by ERM Risk research): A measure of the probability of a “transfer risk event”, i.e., the risk that an otherwise solvent debtor is unable to meet its obligations due to inability to obtain foreign currency or to transfer assets as a result of direct sovereign intervention

All sovereign and transfer risk ratings are reviewed, at least on an annual basis.

Climate and environmental risk management

The bank established a dedicated framework for the management of climate and environmental risks. The framework sets out key requirements around governance, risk identification and materiality assessment, risk appetite, risk monitoring, controls and stress testing.

Concentrations of climate and environmental risks are monitored, via dedicated reports, by key committees of the Bank (e.g., Enterprise Risk Committee and the Group Risk Committee), and are managed through:

– Risk Appetite thresholds around the bank’s decarbonization targets, established for eight priority sectors (Upstream Oil and Gas, Power Generation, Automotives - Light Duty, Steel, Coal Mining, Cement and Aviation) and the overall financed emissions of the Corporate Loan Book

– Early Warning Indicators, established across different portfolios (Corporates, Sovereigns and Fis) for climate-transition, climate-physical and nature-related risks

New transactions with a significant impact on the bank’s financed emissions and/or net-zero targets are reviewed by the Group Net-Zero Forum consisting of senior representatives from the Business, Risk, and the Chief Sustainability Office. The review of the forum’s members includes an assessment of client sustainability disclosures, transition strategies, decarbonization targets and governance. New transactions must fit within Deutsche Bank’s internal sectoral risk appetite aligned to net-zero targets. In 2024, the Group-level sectoral risk appetite metrics were cascaded to the divisions, to enhance their responsibility and support their business strategies. In this context, dedicated Divisional Net-Zero Fora in the Corporate Bank and the Investment Bank have been established.

Product/Asset class specific risk management

Complementary to the bank’s counterparty, industry and country risk approach, Deutsche Bank has a framework to manage certain asset class risk concentrations and sets limits or thresholds where required for risk management purposes. For purposes of DB’s internal portfolio risk management, asset classes are groups of financial exposures that exhibit similar performance and behaviors in both normal operating conditions and under severe stress. The exposures in an asset class will typically have a common characteristic or sensitivity to the same economic and/or market factors and business, legal and regulatory developments. When such characteristic or sensitivity is triggered, transactions in the asset class may react and perform in a similar manner. These are portfolios which the bank’s Risk division considers as having the potential for sizeable tail risks and require additional monitoring. Group-wide credit risk appetite is considered in the setting of asset class risk limits or thresholds.

Private Bank and certain Corporate Bank businesses are managed via product-specific strategies setting the bank’s risk appetite for portfolios with similar credit risk characteristics, such as the retail portfolios of mortgages and consumer finance products as well as products for business clients. Risk analyses are performed on portfolio level including further breakdown into business units as well as countries/regions. In Wealth Management, target levels are set for global concentrations along products as well as based on type and liquidity of collateral.

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Deutsche Bank
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Underwriting of capital markets transactions

Specific focus is placed on transactions with underwriting risks where Deutsche Bank underwrites commitments with the intention to sell down or distribute part of the risk to third parties. These commitments include the undertaking to provide bank loans for syndication into the debt capital market and bridge loans for the issuance of notes. The inherent risks of being unsuccessful in the distribution of the facilities or the placement of the notes, comprise of a delayed distribution, funding of the underlying loans as well as a pricing risk as some underwriting commitments are additionally exposed to market risk in the form of widening credit spreads. Where applicable, Deutsche Bank dynamically hedges this credit spread risk to be within the approved market risk limit framework.

A major asset class, in which Deutsche Bank is active in underwriting, is leverage lending, which Deutsche Bank mainly executes through its Leveraged Debt Capital Markets business unit. The business model is a fee-based‚ originate to distribute approach focused on the distribution of largely unfunded underwriting commitments into the capital market. The afore-mentioned risks regarding distribution and credit spread movement apply to this business unit, however, are managed under a range of specific notional as well as market risk limits. The latter require the business to also hedge its underwriting pipeline against market dislocations. The fee-based model of the bank’s Leveraged Debt Capital Markets business unit includes a restrictive approach to single-name risk concentrations retained on Deutsche Bank’s balance sheet, which results in a diversified overall portfolio without any material concentrations. The resulting longer-term on-balance sheet portfolio is also subject to a comprehensive credit limit and hedging framework.

Deutsche Bank also provides material underwriting activity through its Debt Capital Markets desk which is focused on supporting Investment Grade and cross-over rated corporate borrowers, usually in connection with M&A transaction financing. These exposures are typically 12-24 month bridge loans, which are expected to be repaid by syndicated loans and/or capital markets issuance by the borrower. Deutsche Bank does not bear market placement or pricing risk on these exposures but faces funding risk and credit risk for the duration of the commitment, which are managed through notional underwriting limits for the Group and an industry concentration framework.

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Deutsche Bank
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Market Risk Management

Market Risk framework

The vast majority of Deutsche Bank’s businesses are subject to market risk, defined as the potential for change in the market value of the Group’s trading and invested positions. Risk can arise from changes in interest rates, credit spreads, foreign exchange rates, equity prices, commodity prices and other relevant parameters, such as market volatility and market implied default probabilities. The market risk can affect accounting, economic and regulatory views of the exposure.

Market Risk Management is part of Deutsche Bank’s independent Risk function and sits within the Market and Valuations Risk Management group. One of the primary objectives of Market Risk Management is to ensure that the business units’ risk exposure is within the approved risk appetite commensurate with its defined strategy. To achieve this objective, Market Risk Management works closely together with risk takers (“the business units”) and other control and support groups.

The Group distinguishes between three substantially different types of market risk:

– Trading market risk arises primarily through the market-making and client facilitation activities of the Investment Bank division. This involves taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives

– Traded default risk arising from defaults and rating migrations relating to trading instruments

– Non-trading market risk arises from market movements, primarily outside the activities of the trading units, in the banking book and from off-balance sheet items; this includes interest rate risk, credit spread risk, investment risk and foreign exchange risk as well as market risk arising from pension schemes, guaranteed funds and equity compensation; non-trading market risk also includes risk from the modeling of client deposits as well as savings and loan products

Market Risk Management governance is designed and established to promote oversight of all market risks, effective decision-making and timely escalation to senior management.

Market Risk Management defines and implements a framework to systematically identify, assess, monitor and report the Group’s market risk. Market risk managers identify market risks through active portfolio analysis and engagement with the business units.

Market Risk measurement

The Group aims to accurately measure all types of market risks by a comprehensive set of risk metrics embedding accounting, economic and regulatory considerations.

The market risks are measured by several internally developed key risk metrics and regulatory defined market risk approaches.

Trading Market Risk

The Group’s primary mechanism to manage trading market risk is the application of the bank’s risk appetite framework of which the limit framework is a key component. The Management Board, supported by Market Risk Management, sets group-wide value-at-risk, economic capital and portfolio stress testing limits for market risk in the trading book. Market Risk Management allocates this overall appetite to the Corporate Divisions and their individual business units based on established and agreed business plans. Deutsche Bank also has business aligned heads within Market Risk Management who establish business unit limits, by allocating the limit down to individual portfolios, geographical regions and types of market risks.

Value-at-risk, economic capital and portfolio stress testing limits are used for managing all types of market risk at an overall portfolio level. As an additional and important complementary tool for managing certain portfolios or risk types, Market Risk Management performs risk analysis and business specific stress testing. Limits are also set on sensitivity and concentration/liquidity, exposure, business-level stress testing and event risk scenarios, taking into consideration business plans and the risk versus return assessment.

Business units are responsible for adhering to the limits against which exposures are monitored and reported. The market risk limits set by Market Risk Management are monitored on a daily, weekly and monthly basis, dependent on the risk management tool being used.

Internally developed Market Risk Models

Value-at-Risk (VaR)

VaR is a quantitative measure of the potential loss (in value) of Fair Value positions due to market movements that should not be exceeded in a defined period of time and with a defined confidence level.

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The Group’s value-at-risk for the trading businesses is based on historical simulation model (internal model approach) predominantly utilizing full revaluation, although some portfolios remain on a sensitivity-based approach. The approach is used for both Risk Management and capital requirements.

Risk management VaR is calibrated to a 99% confidence level and a one day holding period. This means we estimate there is a 1 in 100 chance that a mark-to-market loss from our trading positions will be at least as large as the reported VaR. For regulatory capital purposes, the VaR model is calibrated to a 99% confidence interval and a ten day holding period.

The calculation employs a historical simulation technique that uses one year of historical market data as input and observed correlations between the risk factors during this one year period.

The VaR model is designed to take into account a comprehensive set of risk factors across all asset classes. Key risk factors are swap/government curves, index and issuer-specific credit curves, single equity and index prices, foreign exchange rates, commodity prices as well as their implied volatilities. To help ensure completeness in the risk coverage, second order risk factors, e.g., money market basis, implied dividends, option-adjusted spreads and precious metals lease rates are also considered in the VaR calculation. The list of risk factors included in the VaR model is reviewed regularly and enhanced as part of ongoing model performance reviews.

The model incorporates both linear and, especially for derivatives, nonlinear impacts predominantly through a full revaluation approach but it also utilizes a sensitivity-based approach for certain portfolios. The full revaluation approach uses the historical changes to risk factors as input to pricing functions. Whilst this approach is computationally expensive, it does yield a more accurate view of market risk for nonlinear positions, especially under stressed scenarios. The sensitivity-based approach uses sensitivities to underlying risk factors in combination with historical changes to those risk factors.

For each business unit a separate VaR is calculated for each risk type, e.g., interest rate risk, credit spread risk, equity risk, foreign exchange risk and commodity risk. “Diversification effect” reflects the fact that the total VaR on a given day will be lower than the sum of the VaR relating to the individual risk types. Simply adding the VaR figures of the individual risk types to arrive at an aggregate VaR would imply the assumption that the losses in all risk types occur simultaneously.

The VaR enables the Group to apply a consistent measure across the fair value exposures. It allows a comparison of risk in different businesses, and also provides a means of aggregating and netting positions within a portfolio to reflect correlations and offsets between different asset classes. Furthermore, it facilitates comparisons of the market risk both over time and against the daily trading results.

When using VaR results a number of considerations should be taken into account. These include:

– The use of historical market data may not be a good indicator of potential future events, particularly those that are extreme in nature; this “backward-looking” limitation can cause VaR to understate future potential losses (as in financial credit crisis 2008/09), but can also cause it to be overstated immediately following a period of significant stress (as in COVID-19 pandemic)

– The one day holding period does not fully capture the market risk arising during periods of illiquidity, when positions cannot be closed out or hedged within one day

– VaR does not indicate the potential loss beyond the 99th quantile

– Intra-day risk is not reflected in the end of day VaR calculation

– There may be risks in the trading or banking book that are not fully captured in the VaR model (either partially captured or missing entirely)

The process of systematically capturing and evaluating risks currently not captured in the bank’s VaR model has been further developed and improved. An assessment is made to determine the level of materiality of these risks and material risks are prioritized for inclusion in the bank’s internal model. Risks not in VaR are monitored and assessed on a regular basis through the Risk Not In VaR (RNIV) framework. This framework is consistent with the Historical Simulation approach which in turn yields a more accurate estimate of the contribution of these missing items and their potential capitalization.

Deutsche Bank is committed to the ongoing development of the internal risk models, and substantial resources are allocated to review, validate and improve them.

Stressed Value-at-Risk

Stressed Value-at-Risk (SVaR) calculates a stressed value-at-risk measure based on a one year period of significant market stress. The Group calculates a stressed value-at-risk measure using a 99% confidence level. Stressed VaR is calculated with a holding period of ten days. The SVaR calculation utilizes the same systems, trade information and processes as those used for the calculation of value-at-risk. The only difference is that historical market data and observed correlations from a period of significant financial stress (i.e., characterized by high volatilities) are used as an input for the historical simulation.

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The stress period selection process for the stressed value-at-risk calculation is based on the comparison of VaR calculated using historical time windows compared to the current SVaR. If a historical window produces a VaR which is higher than the current SVaR, it is further investigated and the SVaR window can subsequently be updated accordingly. This process runs on a quarterly basis.

During 2024, the stress period selection process for the Group was conducted as outlined above. As a result, the SVaR window used at various periods in 2024 included the financial credit crisis of 2008/09, the European sovereign crisis of 2011/12 and COVID-19 crisis of 2019/20.

Incremental Risk Charge

Incremental Risk Charge captures default and credit rating migration risks for credit-sensitive positions in the trading book. The Group uses a Monte Carlo Simulation for calculating incremental risk charge as the 99.9% quantile of the portfolio loss distribution over a one-year capital horizon under a constant position approach and for allocating contributory incremental risk charge to individual positions.

The model captures the default and migration risk in an accurate and consistent quantitative approach for all portfolios. Important parameters for the incremental risk charge calculation are exposures, recovery rates, maturities, ratings with corresponding default and migration probabilities and parameters specifying issuer correlations.

Market Risk Standardized Approach

The Market Risk Standardized Approach (“MRSA”) is used to determine the regulatory capital charge for the specific market risk of trading book securitizations, for certain types of investment funds and for longevity risk as set out in CRR/CRD regulations.

Market Risk Stress Testing

Stress testing is a key risk management technique, which evaluates the potential effects of extreme market events and movements in individual risk factors. It is one of the core quantitative tools used to assess the market risk of Deutsche Bank’s positions and complements VaR and Economic Capital. Market Risk Management performs several types of stress testing to capture the variety of risks (Portfolio Stress Testing, individual specific stress tests and Event Risk Scenarios) and also contributes to Group-wide stress testing. These stress tests cover a wide range of severities designed to test the earnings stability and capital adequacy of the bank.

Trading Market Risk Economic Capital

Deutsche Bank’s trading market risk economic capital model-scaled Stressed VaR based EC (SVaR based EC) - comprises two core components, the “common risk” component covering risk drivers across all businesses and the “business-specific risk” component, which enriches the Common Risk via a suite of Business Specific Stress Tests. Both components are calibrated to historically observed severe market shocks. Common risk is calculated using a scaled version of the SVaR framework while Business Specific Stress Tests are designed to capture more product/business-related bespoke risks (e.g., complex basis risks) as well as higher order risks not captured in the common risk component. The SVaR based EC uses the Monte Carlo SVaR framework.

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Traded Default Risk Economic Capital

The Traded Default Risk Economic Capital captures the relevant credit exposures across our trading and fair value banking books. Trading book exposures are monitored by Market Risk Management via single name concentration and portfolio thresholds which are set based upon rating, size and liquidity. Single name concentration risk thresholds are set for two key metrics: Default Exposure, i.e., the P&L impact of an instantaneous default at the current recovery rate, and bond equivalent Market Value, i.e., default exposure at 0% recovery. In order to capture diversification and concentration effects we perform a joint calculation for traded default risk economic capital and credit risk economic capital. Important parameters for the calculation of traded default risk are exposures, recovery rates and default probabilities as well as maturities. The probability of joint rating downgrades and defaults is determined by the default and rating correlations of the portfolio model. These correlations are specified through systematic factors that represent countries, geographical regions and industries.

Trading Market Risk Reporting

Market Risk Management reporting creates transparency on the risk profile and facilitates the understanding of core market risk drivers to all levels of the organization. The Management Board and Senior Governance Committees receive regular reporting, as well as ad hoc reporting as required, on market risk, regulatory capital and stress testing. Senior Risk Committees receive risk information at a number of frequencies, including weekly or monthly.

Additionally, Market Risk Management produces daily and weekly Market Risk specific reports and daily limit utilization reports for each business owner.

Regulatory prudent valuation of assets carried at fair value

Pursuant to Article 34 CRR, institutions shall apply the prudent valuation requirements of Article 105 CRR to all assets measured at fair value and shall deduct from CET 1 capital the amount of any additional value adjustments necessary.

Deutsche Bank determined the amount of the additional value adjustments based on the methodology defined in the Commission Delegated Regulation (EU) 2016/101.

As of December 31, 2024, the amount of the additional value adjustments was € 1.7 billion. The December 31, 2023, amount was € 1.7 billion. No material changes noted year-on-year.

As of December 31, 2024, the reduction of the expected loss from subtracting the additional value adjustments was € 96 million, which partly mitigated the negative impact of the additional value adjustments on our CET 1 capital.

Non-trading Market Risk

Non-trading market risk arises primarily from activities outside of the trading units, in the banking book, including pension schemes and guarantees, and embedding considerations of different accounting treatments of transactions. Significant market risk factors the Group is exposed to and are overseen by risk management groups in that area are interest rate risk (including risk from embedded optionality and changes in behavioral patterns for certain product types), credit spread risk, foreign exchange risk (including structural foreign exchange risk), equity risk (including equity compensation related risk and investments in public and private equity as well as real estate, infrastructure and fund assets).

As for trading market risks the Group’s risk appetite and limit framework is also applied to manage our exposure to non-trading market risk. On group level those are captured by the management board set limits for market risk economic capital capturing exposures to all market risks across asset classes as well as earnings and economic value based limits for interest rate risk in the banking books. Those limits are cascaded down by market risk management to the divisional or portfolio level. The limit framework for non-trading market risk exposure is further complemented by a set of business specific stress tests, value-at-risk & sensitivity limits monitored on a daily or monthly basis dependent on the risk measure being used.

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Interest Rate Risk in the Banking Book

Interest rate risk in the banking book (IRRBB) is the current or prospective risk, to both the Group's capital and earnings, arising from movements in interest rates, which affect the Group's banking book exposures. This includes gap risk, which arises from the term structure of banking book instruments, basis risk, which describes the impact of relative changes in interest rates for financial instruments that are priced using different interest rate curves, as well as option risk, which arises from option derivative positions or from optional elements embedded in financial instruments.

The Group manages its IRRBB exposures using economic value as well as earnings based measures. The Group Treasury function is mandated to manage the interest rate risk centrally, with Treasury Risk Management acting as 2nd Line of Defense (LoD) independently assessing and challenging the implementation of the framework and adherence to the risk appetite. Group Audit in its role as the 3rd LoD is accountable for providing independent and objective assurance on the adequacy of the design, operating effectiveness and efficiency of the risk management system and systems of internal control. The Group Asset & Liability Committee (“ALCo”) oversees and steers the Group’s structural interest risk position with particular focus on banking book risks and the management of the net interest income. The ALCo monitors the sensitivity of financial resources and associated metrics to key market parameters such as interest rate curves and oversees adherence to divisional/business financial resource limits.

Economic value based measures look at the change in economic value of banking book assets, liabilities and off-balance sheet exposures resulting from interest rate movements, independent of the accounting treatment. Thereby the Group measures the change in economic value of equity (∆EVE) as the maximum decrease of the banking book economic value under the six standard scenarios defined by the EBA in addition to internal stress scenarios for risk steering purposes. For the reporting of internal stress scenarios and risk appetite the Group applies a few different modelling assumptions as used in this disclosure. When aggregating the economic value of equity ∆EVE across different currencies, DB adds up negative and positive changes without applying weight factors for positive changes. Furthermore, the Group is using behavioral model assumptions about the interest rate duration of own equity capital as well as non-maturity deposits from financial institutions.

Earnings-based measures look at the expected change in net interest income (NII) resulting from interest rate movements over a defined time horizon, compared to a defined benchmark scenario. Thereby the Group measures net interest income ∆NII as the maximum reduction under the six standard scenarios defined by the EBA in addition to internal stress scenarios for risk steering purposes, compared to a market implied curve scenario, over a period of 12 months.

The Group employs mitigation techniques to hedge the interest rate risk arising from non-trading positions within given limits. The interest rate risk arising from non-trading asset and liability positions is managed through Treasury Markets & Investments. Thereby the Group uses derivatives and applies different hedge accounting techniques such as fair value hedge accounting or cash flow hedge accounting. For fair value hedges, the Group uses interest rate swaps and options contracts to manage the fair value movements of fixed rate financial instruments due to changes in benchmark interest. For hedges in the context of the cash flow hedge accounting, the Group uses interest rate swaps to manage the exposure to cash flow variability of the variable rate instruments as a result of changes in benchmark interest rates.

The Group assesses and measures hedge effectiveness of a hedging relationship based on the change in the fair value or cash flows of the derivative hedging instrument relative to the change in the fair value or cash flows of the hedged item attributable to the hedged risk.

The “Model Risk Management” function performs independent validation of models used for IRRBB measurement, as for all market risk models, in line with Deutsche Bank’s group-wide risk governance framework.

The calculation of VaR and sensitivities of interest rate risk is performed daily, whereas the measurement and reporting of economic value interest rate and earnings risk is performed on a monthly basis. The Group generally uses the same metrics in its internal management systems as it applies for the disclosure in this report.

Deutsche Bank’s key modelling assumptions are applied to the positions in the Private Bank and Corporate Bank divisions. Those positions are subject to risk of changes in client’s behavior with regard to their deposits as well as loan products. The Group regularly tests the assumptions and updates them where appropriate following a defined governance process. In particular, the Group has made changes to its assumptions during the early phase of rising interest rates where a slower repricing in deposits was observed than it was anticipated.

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The Group manages the interest rate risk exposure of its non-maturity deposits through a replicating portfolio approach to determine the average repricing maturity of the portfolio. For the purpose of constructing the replicating portfolio, the portfolio of non-maturity deposits is clustered by dimensions such as business unit, currency, product and geographical location. The main dimensions influencing the repricing maturity are elasticity of deposit rates to market interest rates, volatility of deposit balances and observable client behavior. For the reporting period the average repricing maturity assigned across all such replicating portfolios is 2.40 years and Deutsche Bank uses 15 years as the longest repricing maturity.

In the loan and some of the term deposit products Deutsche Bank considers early prepayment/withdrawal behavior of its customers. The parameters are based on historical observations, statistical analyses and expert assessments.

Furthermore, the Group generally calculates IRRBB related metrics in contractual currencies and aggregates the resulting metrics for reporting purposes. When calculating economic value based metrics the commercial margin is excluded for material parts of the balance sheet.

Credit spread risk in the banking book

Deutsche Bank is exposed to credit spread risk in the Banking Book (CSRBB) mainly from bonds held by Treasury for liquidity reserve and asset liability interest rate risk management activities. The credit spread risk in the banking book is managed by the businesses, with Market Risk Management acting as an independent oversight function ensuring that the exposure is within the approved risk appetite. The perimeter for the measurement and monitoring of CSRBB exposure extends beyond fair value assets and liabilities and also includes positions accounted for at amortized cost whose pricing is linked to an observable market benchmark. The calculation of credit spread sensitivities and value-at-risk for material credit spread exposure is in general performed on a daily basis, the measurement and reporting of economic capital and specific CSRBB stress tests are performed on a monthly basis.

Foreign exchange risk

Foreign exchange risk arises from non-trading asset and liability positions that are denominated in currencies other than the functional currency of the respective entity. The majority of this foreign exchange risk is transferred through internal hedges to trading books within the Investment Bank and is therefore reflected and managed via the value-at-risk figures in the trading books. The remaining foreign exchange risks that have not been transferred are mitigated through match funding the investment in the same currency, so that only residual risk remains in the portfolios. Small exceptions to above approach follow the general Market Risk Management monitoring and reporting process, as outlined for the trading portfolio.

The bulk of non-trading open foreign exchange risk arises from the foreign exchange translation of local capital into the reporting currency of the Group and related capital hedge positions. Thereby structural open long positions are taken for a selected number of relevant currencies to immunize the sensitivity of the capital ratio of the Group against changes in the exchange rates.

Equity and investment risk

Non-trading equity risk is arising predominantly from our non-consolidated investment holdings in the banking book and from our equity compensation plans.

Deutsche Bank’s non-consolidated equity investment holdings in the banking book are categorized into strategic and alternative investment assets. Strategic investments typically relate to acquisitions made to support the bank’s business franchise and are undertaken with a medium to long-term investment horizon. Alternative assets are comprised of principal investments and other non-strategic investment assets. Principal investments are direct investments in private equity, real estate, venture capital, hedge or mutual funds whereas assets recovered in the workout of distressed positions or other legacy investment assets in private equity and real estate are of a non-strategic nature.

Investment proposals for strategic investments as well as monitoring of progress and performance against committed targets are evaluated by the Group Investment Committee. Depending on size, strategic investments may require approval from the Group Investment Committee, the Management Board or the Supervisory Board.

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Credit Risk Management Principal Investments is responsible for the risk-related governance and monitoring of our alternative asset activities. The review of new or increased principal investment commitments is the task of the Principal Investment Commitment Approval Group, established by the Enterprise Risk Committee as a risk management forum for alternative asset investments. The Principal Investment Commitment Approval Group approves investments under its authority or recommends decisions above its authority to the Management Board for approval. The Management Board also sets investment limits for business divisions and various portfolios of risk upon recommendation by the Enterprise Risk Committee.

The equity investment holdings are included in regular group wide stress tests and the monthly market risk economic capital calculations.

Pension risk

The Group is exposed to market risks from defined benefit pension schemes for past and current employees. Market risks in pension plans materialize due to a potential decline in the market value of plan assets or an increase in the present value of the pension liability of each of the pension plans. Market Risk Management is responsible for a regular measurement, monitoring, reporting and control of market risks of the asset and liability side of the defined benefit pension plans. Thereby, market risks in pension plans include but are not restricted to interest rate risk, inflation risk, credit spread risk, equity risk, and longevity risk. For further details on the Group’s defined benefit pension obligations and their management, please refer to Note 33 “Employee Benefits” in the “Notes to the Consolidated Financial Statements” section.

Other risks in the banking book

Market risks in the Asset Management business primarily result from principal guaranteed funds or accounts, but also from co-investments in the bank’s funds.

Non-trading Market Risk Economic Capital

Non-trading market risk economic capital is calculated either by applying the standard traded market risk EC methodology or through the use of non-traded market risk models that are specific to each risk class and which consider, among other factors, historically observed market moves, the liquidity of each asset class, and changes in client’s behavior in relation to products with behavioral optionality.

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Operational risk management

Operational Risk Management Framework

Deutsche Bank applies the European Banking Authority’s Single Rulebook definition of operational risk: “Operational risk means the risk of losses stemming from inadequate or failed internal processes, people and systems or from external events. Operational risk includes legal risks but excludes business and reputational risk and is embedded in all banking products and activities.” Operational risk forms a subset of the bank’s non-financial risks.

Deutsche Bank’s operational risk appetite sets out the amount of operational risk it is willing to accept as a consequence of doing business. The bank takes on operational risks consciously, both strategically as well as in day-to-day business. While the bank may have no appetite for certain types of operational risk events (such as violations of laws or regulations and misconduct), in other cases a certain amount of operational risk must be accepted if the bank is to achieve its business objectives. In case a residual risk is assessed to be outside risk appetite, risk reducing actions must be undertaken, including remediating the risks, insuring risks or ceasing business.

The Operational Risk Management Framework is a set of interrelated tools and processes that are used to identify, assess, mitigate and monitor the bank’s operational risks. Its components have been designed to operate together to provide a comprehensive, risk-based approach to managing the bank’s most material operational risks. Operational Risk Management Framework components include the Group’s approach to setting and adhering to operational risk appetite, the operational risk type and control taxonomies, the policies and procedures for operational risk management processes including the respective tools, and the bank’s operational risk capital model.

Organizational and governance structure

While the day-to-day management of operational risk is the primary responsibility of business divisions and infrastructure functions, where these risks are generated, Non-Financial Risk Management (NFRM) oversees the Group-wide management of operational risks, identifies, and reports risk concentrations, and promotes a consistent application of the Operational Risk Management Framework across the bank. NFRM is part of the Group’s risk function, the Chief Risk Office, which is headed by the Chief Risk Officer.

The Chief Risk Officer appoints the Head of NFRM, who is accountable for the design, oversight and maintenance of an effective, efficient and regulatory compliant Operational Risk Management Framework, including the operational risk capital model. The Head of NFRM monitors and challenges the Operational Risk Management Framework’s Group wide implementation and monitors overall risk levels against the bank’s operational risk appetite.

The Non-Financial Risk Committee is responsible for the oversight, governance, and coordination of the management of operational risk in the Group, by establishing a cross-risk and holistic perspective of the key operational risks of the Group. Its decision-making and policy related authorities include the review, advice and management of all operational risk issues that may impact the risk profile of business divisions and infrastructure functions. Several sub-fora with attendees from both the 1st LoD and 2nd LoD support the Non-Financial Risk Committee to effectively fulfil its mandate. In addition to the Group level Non-Financial Risk Committee, business divisions have established 1st LoD non-financial risk fora for the oversight and management of operational risks on various levels of the organization.

The governance of operational risks follows the bank’s 3LoD approach to managing all of its financial and non-financial risks. The Operational Risk Management Framework establishes the operational risk governance standards including the core 1st and 2nd LoD roles and their responsibilities, to ensure effective risk management and appropriate independent challenge.

Operational risk requirements for the 1st LoD: Risk owners as the 1st LoD have full accountability for their operational risks and manage these against a defined risk appetite.

Risk owners are those roles in the bank whose activities generate - or who are exposed to - operational risks. As heads of business divisions and infrastructure functions, they must determine the appropriate organizational structure to identify their operational risk profile, actively manage these risks within their organization, take business decisions on the mitigation or acceptance of operational risks to ensure they remain within risk appetite, and establish and maintain 1st LoD controls.

Operational risk requirements for the 2nd LoD: Risk Type Controllers act as the 2nd LoD control functions for all sub-risk types under the overarching risk type “Operational Risk”.

Risk Type Controllers establish the framework and define Group level risk appetite statements for the specific operational risk type they oversee. Risk Type Controllers define the minimum risk management and control standards and independently monitor and challenge risk owners’ implementation of these standards in their day-to-day processes, as well as their risk-taking and risk management activities. Risk Type Controllers provide independent operational risk oversight and monitor the risk type’s profile against the defined risk appetite. As risk type experts, Risk Type Controllers define the risk type and its taxonomy and support and facilitate the implementation of the risk type framework in the 1st LoD. To maintain their independence, Risk Type Controller roles are located only in infrastructure functions.

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Operational risk requirements for NFRM as the Risk Type Controller for the overarching risk type “Operational Risk”: As the Risk Type Controller/risk control function for operational risk, NFRM establishes and maintains the overarching Operational Risk Management Framework and determines the appropriate level of capital to underpin the Group’s operational risk.

– As the 2nd LoD risk control function, NFRM defines the bank’s approach to operational risk appetite and monitors its adherence and consequences in case of operational risks outside the defined risk appetite. NFRM provides the oversight of risk and control mitigation plans to return the bank’s operational risk into its defined risk appetite, where required; it also establishes and regularly reports the bank’s operational risk profile including operational risks which are outside the defined risk appetite.

– As the subject matter expert for operational risk, NFRM provides independent risk views to facilitate forward-looking management of operational risks, actively engages with risk owners (1st LoD) and facilitates the implementation of risk management and control standards across the bank

– NFRM is accountable for the design, implementation, and maintenance of the approach to determine the adequate level of capital required for operational risk, for recommendation to the Management Board; This includes the calculation and allocation of operational risk capital demand and expected loss under the Advanced Measurement Approach (AMA)

Managing operational risk

To manage the broad range of sub-risk types underlying operational risk, the Operational Risk Management Framework provides a set of tools and processes that apply to all operational risk types across the bank. These enable the bank to determine its operational risk profile in relation to risk appetite for operational risk, to systematically identify operational risk themes and concentrations, and to define risk mitigating measures and priorities.

In 2024, the bank continued to mature the management of Operational Risk. This was achieved through the enhancement of the granularity of the Risk and Control Assessment; through the migration of the central control repository into a more efficient application and by uplifting the Risk Appetite Framework.

Loss data collection: Data on internal and relevant external operational risk events (with a P&L impact ≥ € 10,000) is independently validated in a timely manner. Material operational risk events trigger clearly defined lessons learned and read-across analyses, which are performed in the 1st LoD in close collaboration between business partners, risk control and other infrastructure functions. Lessons learned reviews analyze the reasons for significant operational risk events, identify their root causes, and document appropriate remediation actions to reduce the likelihood of their reoccurrence. Read across reviews take the conclusions of the lessons learned process and seek to analyze whether similar risks and control weaknesses identified in a lessons learned review exist in other areas of the bank, even if they have not yet resulted in problems or losses. This allows preventative actions to be undertaken.

Scenario analysis: The operational risk profile is complemented and further substantiated by incorporating exploratory scenario analysis into day-to-day risk management activities. Scenario analysis is used as a risk identiﬁcation and management tool that enables risk owners and Risk Type Controllers to explore potential exposure to risk as the basis for identifying potential gaps in the banks existing operational risk profile. Furthermore, it is used as an input into the calculation of the operational risk capital for the bank. Scenario storylines build on internal losses, emerging risk reviews, top risks and risk concentrations, and findings, as well as the review of external peer operational risk loss events. Information from actual and potential future loss events are systematically utilized to identify thematic susceptibilities and actively seek to reduce the likelihood of similar incidents, for example through deep dive analyses or risk profile reviews. In 2024, the new ‘Structured scenario’ approach was piloted, which allows for better quantification of potential Operational Risks.

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Risk & Control Assessment: The risk and control assessment process comprise of a series of bottom-up assessments of the risks generated by business divisions and infrastructure functions, the effectiveness of the controls in place to manage them, and the remediation actions required to bring the risks within the risk appetite. The Risk & Control Assessment is performed at a global business level and as such covers all jurisdictions. It is designed to assist Senior Management to determine whether operational risks are being managed and controlled adequately via a dynamic assessment approach which covers all applicable Risk Types from the Group’s Non-Financial Risk Type Taxonomy (NFRTT). The Risk & Control Assessment puts a greater emphasis on assessing and mitigating risks that are outside of appetite and risks that drive unethical and inappropriate market conduct within the bank. In 2024, the RCA granularity was enhanced to provide specific risk insights and ensuring a more accurate risk profile for comparison against the defined risk appetite.

Top risks: The Top Risk Reporting process is a regular process to identify the risks which pose greatest concern across Group and divisions, in addition to ensuring there is commensurate remediation activity associated to mitigate the risk. The associated Top Risk reporting provides a forward-looking perspective on the impact of top risk reduction programs, comprising of planned remediation and control enhancements, indicating the expected timeframe for reduction. The reporting also contains emerging risks and themes that have the potential to influence the top risk population in the future. The top risk identification process is closely connected to both the risk and control assessment and risk appetite, consuming the risk exposure from the former and the appetite levels from the latter to help inform the top risk population. In 2024, the Top Risk Reporting Process was decommissioned and integrated into the risk appetite process.

Transformation Risk Assessment: To identify and appropriately manage risks from material change initiatives within the bank, a transformation risk assessment process is in place to assess the impact of transformation (including bank’s future joint ventures and strategic investments) on the bank’s risk profile and control environment. The assessment considers impacts to financial and non-financial risk types and is mandatory for a subset of initiatives, categorized as key deliverables (typically includes regulatory initiatives, technology migrations, remediation initiatives, strategy and organizational changes).

Risk appetite: Non-financial risk appetite reflects the amount of non-financial risk the bank is willing to accept to pursue its strategy. The non-financial risk appetite framework provides a common approach to define the level of risk appetite across the firm and monitor exposure against this appetite. The operational risk profile is regularly monitored against the bank’s defined risk appetite, to alert the organization on impending problems in a timely fashion. In 2024, the concept of residual risk zones was further enhanced by introducing Operating Conditions the 1st LOD must operate within. This allows for a more precise articulation of risk appetite for a given risk type including defined breach and consequences management requirements.

Findings and issue management: The findings and issue management process facilitates mitigating the risks associated with known control weaknesses and deficiencies, and enables management to make risk-based decisions over the need for further remediation or risk acceptance. Outputs from the findings management process must be able to demonstrate to internal and external stakeholders that the bank is actively identifying its control weaknesses and taking steps to manage associated risks within acceptable levels of risk appetite.

Framework Adherence: Operational Risk Framework Adherence monitoring is a key activity to oversee, monitor and test the conformity to OR Framework component requirements by key stakeholders in the 1st and 2nd LoD. Operational Risk Framework Adherence results aim to proactively identify implementation improvements required of users of the OR Framework and highlight potential Framework design improvements. In 2024 framework adherence consequence management was enhanced whereby material adherence deficiencies identified through framework adherence reviews will result in risk-identified issues against the responsible 1st or 2nd LoD function, unless a finding already exists to appropriately remediate the deficiency identified.

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Operational risk type frameworks

Operational risk is a risk type on the Group’s Risk Type Taxonomy. Together with Reputational Risk it forms Non-Financial risk. The Operational Risk Management Framework is a set of interrelated tools and processes that are used to identify, assess, measure, monitor and mitigate Deutsche Bank Group’s operational risks according to regulatory and industry-established definition of operational risk. It applies to the operational sub-risk types on a more granular level and enables the bank to aggregate and monitor its operational risk profile. These operational sub-risk types are controlled by various infrastructure functions and include the following:

– The Compliance department performs an independent 2nd line control function that protects the bank’s license to operate by promoting and enforcing compliance with the law and driving a culture of compliance and ethical conduct in the bank. The Compliance department assists, reviews and challenges the business divisions and works with other infrastructure functions and regulators to establish and maintain a risk-based approach to the management of the bank’s compliance risks in accordance with the bank’s risk appetite and to help the bank detect, mitigate and prevent breaches of laws, rules and regulations as well as internal policies. The Compliance department performs the following principal activities: regulatory engagement and management in collaboration with Regulatory and Exam Management Group; identification and assessment of new and changed laws, rules and regulations; acting as trusted advisor through independent review and challenge; performing second line controls; the identification, assessment, mitigation, monitoring and reporting on compliance risk; the results of these assessments and controls are regularly reported to the Management Board and Supervisory Board.

– Financial crime risks are managed by the Anti-Financial Crime (AFC) function via maintenance and development of a dedicated program; the AFC program is based on regulatory and supervisory requirements; AFC has defined roles and responsibilities and established dedicated functions for the identification and management of financial crime risks resulting from money laundering, terrorism financing, compliance with sanctions and embargoes, the facilitation of tax evasion as well as other criminal activities including fraud, bribery and corruption and other crimes; AFC updates its strategy for financial crime prevention via regular development of internal policies processes and controls, institution-specific risk assessment and staff training

– Legal & Group Governance is a fully independent infrastructure function, mandated to provide legal advice both to the Management Board as well as to the business divisions and infrastructure functions and to support the Management Board in setting up and guarding Deutsche Bank’s Governance framework and manage the bank’s Legal and Governance Risk. Legal has a monopoly for giving legal advice, retaining and controlling outside counsel.

The independency of Legal & Group Governance is ensured through

– a direct reporting line into the Management Board and not into any business division

– a ring-fenced incentive system and compensation where performance evaluation is tied principally to risk management and not to business revenues

– Deutsche Bank’s New Product Approval and Systematic Product Review processes form a control framework designed to manage the risks associated with new products and services and their lifecycle management; these processes are overseen by Product Governance, within the Non-Financial Risk function; existing products and services are reviewed in one- to three year cycles designed to assess whether they remain fit for purpose and consistent with their respective target markets’ characteristics and objectives; each product or service must be sponsored by a business Managing Director who bears ultimate accountability for it; breaches of the New Product Approval requirements are in scope of the bank’s Red Flag consequence management process

– NFRM function includes the Risk Type Controller role for a number of non-financial and operational resilience risks; its mandate includes second line oversight of controls over transaction processing activities, as well as infrastructure risks to prevent technology or process disruption, maintain the confidentiality, integrity and availability of data, records and information security, and ensure business divisions and infrastructure functions have robust plans in place to recover important business processes and functions in the event of disruption including technical or building outage, or the effects of cyber-attack or natural disaster as well as any physical security or safety risk; NFRM Risk Type Controller also manages the risks arising from the bank’s internal and external vendor engagements via the provision of a comprehensive third party risk management framework.

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Measuring Operational Risks

Deutsche Bank calculates and measures the regulatory and economic capital requirements for operational risk using the Advanced Measurement Approach (AMA) methodology. The AMA capital calculation is based upon the loss distribution approach. Gross losses from historical internal and external loss data (Operational Riskdata eXchange Association consortium data) complemented by scenario data are used to estimate the risk profile (i.e., a loss frequency and a loss severity distribution). The loss distribution approach model includes conservatism by recognizing losses on events that arise over multiple years as single events in the historical loss profile.

Within the loss distribution approach model, the frequency and severity distributions are combined in a Monte Carlo simulation to generate potential losses over a one-year time horizon. Finally, the risk mitigating benefits of insurance are applied to each loss generated in the Monte Carlo simulation. Correlation and diversification benefits are applied to the net losses in a manner compatible with regulatory requirements to arrive at a net loss distribution at Group level, covering expected and unexpected losses. Capital is then allocated to each of the business divisions considering qualitative adjustments after deducting expected loss.

The regulatory and economic capital requirements for operational risk is derived from the 99.9% percentile. Both regulatory and economic capital requirements are calculated for a time horizon of one year.

The regulatory and economic capital demand calculations are performed on a quarterly basis. NFRM establishes and maintains the approach for capital demand quantification and ensures that appropriate development, validation and change governance processes are in place, whereby the validation is performed by an independent validation function and in line with the Group’s model risk management process.

With the go-live of the European Capital Requirements Regulation (CRR3), the regulatory capital requirement will no longer be based on the AMA methodology from 2025 onwards. Instead, the Standardized Measurement Approach for operational risk will be used. Deutsche Bank will continue to apply the AMA methodology to calculate its economic capital requirement.

Drivers for operational risk capital development

By design of the AMA capital calculation, Deutsche Bank’s operational risk capital demand is predominantly driven by historical internal loss events.

In view of the relevance of legal risks within the bank’s operational risk profile, specific attention is dedicated to the management and measurement of open civil litigation and regulatory enforcement matters where the bank relies both on information from internal as well as external data sources to consider developments in legal matters that affect the bank specifically but also the banking industry as a whole. Reflecting the multi-year nature of legal proceedings the measurement of these risks furthermore takes into account changing levels of certainty by capturing the risks at various stages throughout the lifecycle of a legal matter.

Conceptually, the bank measures operational risk including legal risk by determining the annual operational risk loss that will not be exceeded with a given probability. This loss amount is driven by a component that due to the IFRS criteria is reflected in the bank’s financial statements and a component beyond the amount reflected as provisions within the bank’s financial statements.

The legal losses which the bank expects with a likelihood of more than 50% are already reflected in the IFRS group financial statements. These losses include net changes in provisions for existing and new cases in a specific period where the loss is deemed probable and is reliably measurable in accordance with IAS 37.

Uncertain legal losses which are not reflected in the bank’s financial statements as provisions because they do not meet the recognition criteria under IAS 37 are considered within “regulatory or economic capital demand”.

To quantify the litigation losses in the AMA model, the bank takes into account historical losses, provisions, contingent liabilities and legal forecasts. Legal forecasts generally comprise ranges of potential losses covering risks of outflows greater than the provision and adjustments which are deemed remote or relate to yet unknown matters. Such forecasts may result from ongoing and new legal matters which are reviewed at least quarterly by the attorneys handling the legal matters.

The legal forecasts are included in the “relevant loss data” used in the AMA model. The projection range of the legal forecasts is not restricted to the one year capital time horizon but goes beyond and conservatively assumes early settlement of the underlying losses in the reporting period - thus considering the multi-year nature of legal matters.

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Liquidity risk management

Liquidity risk arises from Deutsche Bank Group’s potential inability to meet payment obligations when they come due or without incurring excessive costs. The Group’s risk taxonomy differentiates between two aspects of liquidity risk: Short-term liquidity risk and Structural funding risk, both embedded in an overarching liquidity risk management framework. The framework’s objective is to ensure that robust governance and controls are established within the Group to fulfil its payment obligations (including intraday) at all times, including periods of stress and to manage its liquidity and funding risks within the Management Board’s approved risk appetite, when executing the strategic plan. The framework considers all relevant and significant drivers of liquidity risk, whether on-balance sheet or off-balance sheet.

Liquidity and funding risk framework

The Management Board defines the liquidity and funding risk strategy for the Group and sets the risk appetite, based on recommendations made by the Group Risk Committee. The Management Board reviews and approves the risk appetite at least annually. The risk appetite is applied at the Group level and to internally defined Key Liquidity Entities e.g., Deutsche Bank AG to monitor and control liquidity risk as well as the Group’s long-term funding and issuance plan.

The Liquidity Risk Management Framework defines the organization of the liquidity managing functions in alignment with the three lines of defense structure, which is described in the “Risk Management Policy”. The Corporate Divisions and Treasury comprise the first line of defense, responsible for executing the steps needed to most effectively manage the liquidity of the Group and steer business activities. CRO comprises the second line of defense, responsible for defining the liquidity risk management framework, providing independent risk oversight, challenge, and validation of activities conducted by the first line of defense, including establishing the risk appetite. Group Audit comprises the third line of defense, responsible for overseeing the activities of both the first line of defense and second line of defense.

The Group Asset and Liability Committee is the Group’s decision making governing body mandated by the Management Board to optimize the sourcing and deployment of the Group’s balance sheet and financial resources in line with the Management Board’s risk appetite and strategy. The Group Asset and Liability Committee has the overarching responsibility to define, approve and optimize the Group’s funding strategy. Regarding the second line of defense the Group Risk Committee is mandated by the Management Board with decision-making authority regarding material risk-related topics. In addition, it reviews and recommends items for the Management Board’s approval, including key risk management principles, the Group’s risk appetite statement, recovery plan, the contingency funding plan, over-arching risk appetite parameters, and recovery and escalation indicators.

The Group’s liquidity risk management principles are documented in the “Group Liquidity Risk Management Policy” and the framework is described in the “Global Liquidity Risk Framework” and “Global Funding Risk Framework” documents. Both the policy and framework documents adhere to and articulate how the eight key risk management practices are applied to liquidity risk, with such key practices including risk governance, risk organization (3 lines of defense), risk culture, risk appetite and -strategy, risk identification and -assessment, risk mitigation and controls, risk measurement and reporting, stress planning and -execution. The individual roles and responsibilities relevant to each of these practices are laid out and documented in the Global Responsibility Matrix for liquidity risk, which provides further clarity and transparency on the roles and responsibilities across all involved stakeholders. All additional procedures and supporting documents (both global and local) issued by the liquidity risk management functions further define the requirements specific to liquidity risk practices. All these procedures are subordinate to the “Group Liquidity Risk Management Policy” and are subject to the standards it sets forth.

In accordance with the European Central Bank’s Supervisory Review and Evaluation Process (and revised Internal Liquidity Adequacy Assessment Process requirement issued in November 2018), the Group has implemented an Internal Liquidity Adequacy Assessment Process, which is assessed, documented and reviewed at least annually and approved by the Management Board.

As part of an annual strategic planning process, Treasury projects the development of the key liquidity and funding metrics including the U.S. Dollar currency exposure based on anticipated business activities to ensure that the strategic plan can be executed in accordance with the Group’s risk appetite.

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Risk appetite and control setting

The Group’s liquidity risk appetite, which is defined through qualitative principles and supporting quantitative metrics, is laid out in the “Risk Appetite Statement” and is subject to the standards defined in the “Risk Appetite Policy”. This Risk Appetite Statement is further underpinned by the liquidity risk controls framework consisting of ”Key Limits” based on risk appetite, as well as a suite of additional limits, thresholds and early warning indicators.

Deutsche Bank implemented a dedicated Risk Appetite framework covering regulatory Pillar 1 as well as internal stress metrics (Pillar 2), thus ensuring that the Group’s liquidity position is balanced on a consolidated basis at the Group level as well as across Key Liquidity Entities and across currencies.

Treasury manages liquidity and funding, in accordance with the risk appetite across a range of relevant metrics and implements several tools including business level risk limits further cascading aspects of risk appetite to divisional level, ensuring ease of compliance with business level risk limits. As such, Treasury works closely with Liquidity Risk Management under its delegated authority and the business divisions to identify, analyze and monitor underlying liquidity risk characteristics within business portfolios. These parties are engaged in regular dialogue regarding changes in the Group’s liquidity position arising from business activities and market events.

Furthermore, the Group ensures at the level of each Liquidity Relevant Entity that all local liquidity metrics are managed in compliance with the defined risk appetite. Local liquidity surpluses are pooled in Deutsche Bank AG hubs and local liquidity shortfalls can be met through support from these hubs. Transfers of liquidity capacity between entities are subject to the Intercompany Funding approval framework involving the Group’s liquidity steering function as well as the local liquidity managers considering the compliance with Pillar 1 metrics including Liquidity Coverage Ratio (LCR), Net Stable Funding Ratio (NSFR) as well as the stressed Net Liquidity Position (sNLP), which is a Pillar 2 metric. Any available surplus that resides in entities with restrictions on transferring liquidity to other Group entities, due to for example regulatory lending requirements, is treated as trapped and as such not considered in the calculation of the consolidated Group liquidity surplus.

The Management Board is informed about the Group’s performance against the key liquidity metrics, including the risk appetite and internal and market indicators, via a weekly liquidity dashboard.

Liquidity risk monitoring and management

Finance teams - Liquidity & Treasury Reporting & Analysis (LTRA) and Global Reporting, together own the overall accountability for the accurate and timely production of both external regulatory liquidity reporting (Pillar 1) as well as internal management reporting (Pillar 2) for the liquidity risk of the Group. In addition, Liquidity & Treasury Reporting & Analysis is responsible for the development of management information systems and the related analysis to support the liquidity risk framework and its governance for Treasury and Liquidity Risk Management.

Liquidity Coverage Ratio

The LCR, which is also a key regulatory and risk appetite limit, is intended to promote the short-term resilience of a bank’s liquidity risk profile over a 30-day stress scenario. The ratio is defined as the amount of High-Quality Liquid Assets that could be used to raise liquidity in a stressed scenario, measured against the total volume of net cash outflows, arising from both contractual and prescribed modelled exposures over a 30-day time horizon on a consolidated currency basis.

By maintaining a ratio in excess of the minimum regulatory requirements, the LCR seeks to ensure that the Group holds adequate liquidity resources to mitigate a short-term liquidity stress.

An internal liquidity stress test position (sNLP) is also calculated and monitored to assist in liquidity steering. Key differences between the internal liquidity stress test (sNLP) and the LCR include the risk appetite time horizon (eight weeks versus 30 days, respectively), the classification and haircut differences between debt securities within the sNLP and the LCR High-Quality Liquid Assets, outflow rates for various categories of funding, as well as inflow assumption for various assets (for example, loan repayments). The Group’s internal liquidity stress test also includes outflows related to intraday liquidity assumptions, which are not explicitly reflected in the LCR.

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Net Stable Funding Ratio

The Net Stable Funding Ratio is a regulatory and risk appetite metric for assessing the Bank’s structural funding profile. The NSFR is intended to reduce medium to long-term funding risks by requiring banks to maintain a stable funding profile in relation to their on- and off-balance sheet activities. The ratio is defined as the amount of Available Stable Funding (the portion of capital and liabilities expected to be a stable and/or consistent source of funding), relative to the amount of Required Stable Funding for different types of on-balance sheet assets (with Required Stable Funding levels, a function of the liquidity characteristics of various assets held).

Based on the risk appetite, a NSFR limit has been set for the Group as well as for all Key Liquidity Entities and Liquidity Relevant Entities subject to a respective regulatory requirement to ensure ongoing compliance.

Liquidity stress testing and scenario analysis

Global internal liquidity stress testing and scenario analysis is used for measuring liquidity risk and evaluating the Group’s short-term liquidity position within the liquidity framework. This complements the daily operational cash management process. The long-term liquidity strategy based on contractual and behavioral modelled cash flow information is represented by a long-term metric known as the Funding Matrix (refer to Funding risk management and funding diversification section below for additional information).

The global liquidity stress testing process is managed by Treasury towards a respective risk appetite. Treasury is responsible for the design of the overall methodology, the choice of liquidity risk drivers and the determination of appropriate assumptions (parameters) to translate input data into stress testing output. Liquidity Risk Management is responsible for the definition of the stress scenarios. Laid out by the Model Risk Management Policy and Procedure, Liquidity Risk Management and Model Risk Management perform the independent validation of liquidity risk models. Finance teams -Liquidity & Treasury Reporting & Analysis and Global Reporting, are responsible for implementing these methodologies and performing the stress test calculation in conjunction with Treasury, Liquidity Risk Management, Group Strategic Analytics and IT.

Stress testing and scenario analysis are used to describe and evaluate the impact of sudden and severe stress events on the Group’s liquidity position. Deutsche Bank has selected four scenarios to calculate the Group’s stressed Net Liquidity Position. These scenarios are designed to capture potential outcomes which may be experienced by the Group. The most severe scenario assesses the potential consequences of a combined market-wide and idiosyncratic stress event, including downgrades of Deutsche Bank credit rating. Under each of the scenarios, the impact of a liquidity stress event over different time horizons and across multiple liquidity risk drivers, covering all business lines and product areas and with that all portfolios and balance sheet, is considered. The output from this scenario analysis feeds the Group Wide Stress Test run by the Enterprise Risk Management, which analysis liquidity risk in conjunction with the other defined risk types and evaluates their impact and interplay to both - Capital and Liquidity positions.

In addition, potential funding requirements from contingent liquidity risks which can arise under stress, including drawdowns on lending facilities, increased collateral requirements under derivative agreements, and outflows from deposits with a contractual rating linked trigger are included in the analysis. Subsequently, countermeasures, which are the actions the Group would take to counterbalance the outflows incurred during a stress event, are taken into consideration. These countermeasures include the usage of the Group’s liquidity reserve and generating liquidity from other unencumbered, marketable assets without causing any material impact on the Group’s business model.

Stress testing is conducted at a global level and for defined entities relevant for liquidity risk management. The stress analysis covers an eight-week stress horizon which is considered to be the most critical time span during a liquidity crisis requiring that liquidity is actively assessed and steered on a Group level. In addition to the consolidated currency stress test, further stress tests are performed for material currencies, namely EUR and USD. At the global level as well as for the U.S. liquidity stress tests also cover a twelve-months period whereby a risk appetite key limit has also been set. Ad-hoc analysis may be conducted to reflect the impact of potential downside events that could affect the Group such as climate/ESG-related events. Relevant stress assumptions are applied to reflect liquidity flows from risk drivers and on-balance sheet and off-balance sheet products. The suite of stress testing scenarios and assumptions are reviewed on a regular basis and are updated when enhancements are made to stress testing methodologies.

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Funding Risk Management and Funding Diversification

Funding Management

In line with regulatory guidelines, Deutsche Bank has developed a set of internal indicators to measure its inherent funding risks. These are considered for risk management and steering purposes in addition to the Pillar 1 requirements.

The Group relies on a vast range of funding sources including deposits, unsecured wholesale funding, Capital Markets Issuances and secured funding. These funding sources protect the Group’s liquidity position two ways. First, since stress events may impact funding markets differently, maintaining a well-diversified funding portfolio will lower the average impact of these events. Second, when experiencing a liquidity stress, having access to a wide range of funding sources significantly improves the Group’s ability to tap different funding markets. The diversification across products is complemented by Risk thresholds which have been set to monitor tenor concentration and counterparty concentration for both secured and unsecured funding sources.

The stability of Deutsche Bank Group’s funding position can be negatively impacted by various forms of industry risks which often manifests medium to long term structural trends with a potentially significant long-term impact on the economy and banks’ balance sheets. Deutsche Bank performs ad-hoc analyses on such emerging risks to assess the impact of such trends on its funding position to ensure that mitigating measures are taken on a timely basis when deemed necessary. In addition, Treasury evaluates current market access information in its significant funding markets on a monthly basis with results compiled and presented to the Group Asset and Liability Committee.

Deutsche Bank’s tool for monitoring and managing the Group’s funding profile for greater than one year time horizon, is the Funding Matrix. To produce the Funding Matrix, all assets and liabilities are mapped into time buckets corresponding to their baseline contractual or modelled maturities. This allows the Group to identify expected excesses and shortfalls in term liabilities over assets in each time bucket, facilitating the management of potential liquidity exposures over time. The liquidity profile is based on contractual cash flow information. If the contractual maturity profile of a product does not adequately reflect the liquidity profile or in case of non-maturing products, the maturity is replaced by baseline modelling assumptions.

Capital Markets Issuance

The main objective of debt issuance is to raise medium term funding in the most cost optimal manner. Debt issuance, encompassing senior unsecured bonds, covered bonds, and capital securities, is a key source of term funding for the Group and is managed directly by Treasury. At least once a year, following endorsement by the Asset and Liability Committee, Treasury submits an annual long-term funding plan to the Group Risk Committee for recommendation and then to Management Board for approval. This plan is driven by global and local funding and liquidity requirements based on expected business development. The Group’s capital markets issuance portfolio is dynamically managed through annual issuance plans to avoid excessive maturity concentrations.

Deutsche Bank holds a license to issue mortgage Pfandbriefe and maintains a program to issue structured covered bonds. In 2024, the Pfandbrief platform was enriched to support callable Pfandbriefe which further broadens the bandwidth offered to investors. Additionally, the Group continues to run a program for the purpose of issuing covered bonds under Spanish law (Cedulas). In 2023, Deutsche Bank further diversified its investor base through inaugural transactions in China. The issuances of these so-called Panda bonds was expanded throughout 2024. Since 2020 the Group maintains its Green Bond framework which the bank offers green note issuances to both, institutional and retail investors. Furthermore, multiple green structured notes, first green deposits and first green repurchase agreements (repos) were executed. In 2024, sustainability framework was enriched to also support social assets. This was utilized for the first time in July 2024 through the issuance of DB’s inaugural social bond.

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Risk Mitigation

High Quality Liquid Assets

High-quality Liquid Assets (HQLA) is a Pillar 1 calculation which feeds into LCR and is a key limit per the risk appetite. HQLA comprise available cash and cash equivalents and unencumbered high quality liquid securities (including government and government guaranteed bonds), representing the most readily available and most important countermeasure in a stress event.

The vast majority of the Group’s HQLA are held centrally across major currencies at the central bank accounts of the parent entity and foreign branches in the key locations in which we are active and in a dedicated Treasury-owned Strategic liquidity reserves portfolio, set up exclusively to serve as a mitigant during periods of stress.

Asset Encumbrance

Encumbered assets primarily comprise those on- and off-balance sheet assets that are pledged as collateral against secured funding, collateral swaps, and other collateralized obligations. Generally, loans are encumbered to support long-term capital markets secured issuance such as covered bonds or other self-securitization structures, while financing debt and equity inventory on a secured basis is a regular activity for the Investment Bank business. Additionally, in line with the European Banking Authority technical standards on regulatory asset encumbrance reporting, assets pledged with settlement systems (including default funds and initial margins) as well as other assets pledged which cannot be freely withdrawn such as mandatory minimum reserves at central banks are considered encumbered assets. Derivative margin receivable assets as encumbered under these European Banking Authority guidelines are also included.

Funds transfer pricing

FTP is a cost allocation and business steering tool to manage costs and benefits (remuneration) associated with funding and contingent liquidity risk, aligned to firm’s risk appetite. FTP applies to all Corporate Divisions and entities with balance sheet items requiring active management and funding from the Group and promotes pricing of (i) assets in accordance with their underlying liquidity risk, (ii) liabilities in accordance with their liquidity value and (iii) contingent liquidity exposures in accordance with the cost of providing for appropriate High Quality Liquid Assets.

Within this framework funding and liquidity risk costs and benefits are allocated to the Group’s business units based on rates which reflect the economic costs of liquidity for Deutsche Bank. Treasury might set further financial incentives in line with the Group’s liquidity risk guidelines.

Additional details are included in Note 4 “Business segments and related information“ of the consolidated financial statements.

Contingency Funding Planning

Deutsche Bank’s Group Contingency Funding Plan outlines how Deutsche Bank would respond to an actual or anticipated liquidity stress event. It specifies the provisions, procedures and action plans for responding to potential disruptions to the Bank’s ability to fund itself. It covers actions that can be taken to raise cash and/or recover the Bank’s liquidity metrics in breach. The Contingency Funding Plan outlines governance arrangements for its activation and presents the framework of liquidity indicators enabling the bank to identify deteriorating market circumstances in a timely manner and that determine quickly what actions need to be taken, including communication and coordination during a liquidity stress event. Deutsche Bank has established the Financial Resource Management Council, which is responsible for oversight of capital and liquidity across contingency, recovery, and resolution scenarios in a defined crisis situation.

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Enterprise risk management

Enterprise Risk Management (ERM) provides a holistic view of the Bank’s risk profile across risk types, businesses and geographies. Key responsibilities include:

– Defining the overarching risk management policy, including setting of risk management standards.

– Setting and monitoring the Bank’s overarching risk appetite and cascading to business & entity dimensions.

– Delivering insight through emerging risks and trends analysis, forward-looking stress tests, portfolio concentration, deep-dive analyses and ad-hoc event reporting.

– Developing and managing the climate risk management framework.

– Providing risk reporting and analytics to key stakeholders, including senior management and regulators.

– Acting as risk controlling function for credit risk

Strategic risk

Strategic risk is the risk of a shortfall in planned earnings (excluding other material risks) due to incorrect business plans, ineffective plan execution, or inability to effectively respond to material plan deviations. Strategic risk arises from the exposure of the bank to the macroeconomic environment, changes in the competitive landscape, and regulatory and technological developments. Additionally, it could occur due to errors in strategic positioning, the bank’s failure to execute its planned strategy and/or a failure to effectively address underperformance versus plan targets.

The strategic plan is developed annually and presented to the Management Board for discussion and approval. The final plan is presented to the Supervisory Board. The plan is challenged in an iterative process with respect to its assumptions, credibility and integrity. During the year, execution of business strategies is regularly monitored to assess the performance against targets. A more comprehensive description of this process is detailed in the section ‘Strategic and Capital Plan’.

Strategic risk is measured through a dedicated risk model that quantifies potential losses caused by unexpected pre-tax earnings shortfalls that cannot be offset by cost reductions under extreme but plausible market conditions over a 12-month period. Strategic risk appetite is also established for the Group via dedicated metrics.

Enterprise Risk Management is the independent risk control function for Strategic Risk. A framework that includes setting risk appetite and monitoring adherence has been implemented in line with the control standards the Enterprise Risk Management function set.

Capital risk

Capital risk is defined as the risk that Deutsche Bank has an insufficient level or composition of capital supply to support its current and planned business activities and associated risks during normal and stressed conditions. ERM considers available capital resources when setting the bank’s overarching risk appetite and cascade to Business Divisions.

The Group’s capital risk framework consists of several elements which aim to ensure that Deutsche Bank maintains on an ongoing basis an adequate capitalization to cover the risks to which is exposed. The framework is strongly integrated with the bank-wide strategic planning process and closely linked to Deutsche Bank’s internal capital adequacy assessment process (see section “Internal Capital Adequacy Assessment Process” for further details). Treasury together with the divisions is the key risk manager of the associated risks and represents the 1st LoD. Treasury Risk Management (TRM) acts as the 2nd LoD for capital risk.

The Treasury function manages capital risk at group level and locally in each region, as applicable. This includes managing issuances and repurchases of capital instruments (see section on “Capital management” for details). Additionally, divisional limits for key capital resources are approved by the Group Asset and Liability Committee to ensure alignment with the capital risk appetite (see section on “Resource limit setting” for details).

TRM sets the capital risk framework, assesses the capital risk profile and provides independent challenge. This includes setting of risk appetite thresholds for key capital ratios. Threshold breaches are subject to a dedicated governance framework triggering management actions up to the execution of Deutsche Bank’s recovery plan. Thresholds also provide boundaries to the capital plan and are fully integrated into the regular assessment of capital risk under stress scenarios.

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Portfolio concentration risk

Risk concentrations refer to clusters of the same or similar risk drivers within specific risk types (intra-risk concentrations in credit, market, operational and strategic risks) as well as across different risk types (inter-risk concentrations). They occur within and across counterparties, businesses, regions/countries, industries and products. The management and monitoring of risk concentrations is achieved through a quantitative and qualitative approach, as follows:

– Intra-risk concentrations are assessed, monitored and mitigated by the individual risk functions (enterprise, credit, market, operational and liquidity risk management). This is supported by risk appetite including limit setting on different levels and/or management according to each risk type

– Inter-risk concentrations are managed through quantitative top-down stress-testing and qualitative bottom-up reviews, identifying and assessing risk themes independent of any risk type and providing a holistic view across the bank. The diversification effects between credit, market, operational and strategic risk are measured through a dedicated risk model that quantifies the diversification benefit caused by non-perfect correlations between these risk types. The calculation of the risk type diversification benefit is intended to ensure that the standalone economic capital figures for the individual risk types are aggregated in an economically meaningful way

The most senior governance body for the oversight of risk concentrations is the Group Risk Committee (GRC).

Environmental, social and governance risk

The impacts of rising global average temperatures, the enhanced focus on climate change and the transition to a net-zero economy from society, regulators and the banking sector have led to the emergence of new and increasing sources of financial and non-financial risks. These include the physical risks arising from extreme weather events growing in frequency and severity, as well as transition risks as carbon intensive sectors are expected to face higher taxation, reduced demand and restricted access to financing. These risks can impact Deutsche Bank across a broad range of financial and non-financial risk types. Financial institutions are also facing increased scrutiny on climate and broader ESG-related issues from governments, regulators, shareholders and other bodies, leading to reputational risks if the Group is not seen to support the transition to a lower carbon economy, to protect biodiversity and human rights, among other themes.

Deutsche Bank’s risk strategy recognizes ESG as a theme that represents a broad range of areas of concern related to environmental, social, or governance factors that cuts across multiple scenarios or risks. It must be ensured that all non-financial ESG-related risks are identified and adequately assessed to include potential impacts driven by ESG factors; the bank must also ensure that controls are effective and any potential deficiencies are promptly escalated and addressed. Deutsche Bank is regularly reviewing and enhancing its ESG risk management frameworks in alignment with regulatory guidance and to ensure that ESG risks are actively managed and greenwashing risk is mitigated. Limitations in terms data, methodologies and industry standards for measuring and assessing climate and other environmental risks continue to lead to a higher degree of uncertainty into climate-related disclosures. Anti-ESG measures that were already established in some jurisdictions are now reinforced and taken further may result in the loss of existing business and the inability to conduct new business within those jurisdictions, while complying may lead to reputational risks.

The management of risks stemming from environmental factors relies first and foremost with Deutsche Bank’s net zero-aligned decarbonization targets for eight sectors: Oil and Gas (upstream), Power Generation, Automotive (light duty vehicles), Steel, Coal mining, Cement, Shipping and Commercial Aviation. The pathways to achieve these targets are incorporated into the bank’s risk management framework. Environmental risks are assessed through an annual climate and environmental materiality assessment and internal stress test, across businesses, portfolios and risk types (Credit, Market, Liquidity, Reputational and Operational); They are monitored through dedicated reports discussed in senior risk committees and managed through risk appetite thresholds, policies requirements and exclusions (Environmental and Social policy framework), and portfolio Early Warning Indicators (EWIs). Climate and environmental risks are incorporated into the credit approval process for corporate clients via enhanced due diligence requirements. New loan requests above selected tenor and rating-based thresholds to corporate clients in carbon-intensive sectors as well as those in sectors vulnerable to climate-physical and nature (or “other environmental”) risks require a dedicated risk assessment from the Front Office and review by Credit Risk Management. Overall, these risks are embedded within the bank’s business model and financial planning through the carbon budgets attributed to the bank’s businesses derived from its decarbonization targets and through the inclusion of environmental risks within the Internal Capital Adequacy Assessment Process (ICAAP).

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The Group Sustainability Committee acts as the main governance and decision-making body for sustainability-related matters across Deutsche Bank. This includes the assessment of material impacts as well as risks and opportunities for the Bank. The committee also sets the net zero targets for the bank.

The Management Board has delegated sustainability related decisions to this committee, which is chaired by the Chief Executive Officer and the Chief Sustainability Officer (Vice Chair). It receives monthly updates on financed emissions and net-zero alignment.

The Group Risk Committee, chaired by the Chief Risk Officer and established by the Management Board has the mandate to oversee several risk & capital related matters. This includes the responsibility for developing the bank’s Climate Risk Framework. The Committee approves the Bank’s climate and environmental risk appetite, including appetite for deviation from net-zero decarbonization linear reduction pathways. A number of other committees of the Group Risk Committee are responsible for the development and management of specific elements of climate and environmental risk.

The Enterprise Risk Committee and the Net Zero Forum receive, in addition to the quarterly reports, monthly flash reports on key metrics (i.e. measuring alignment with decarbonization targets and the consumption of divisional carbon budgets).

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Model Risk Management

Introduction

Model risk is the potential for adverse consequences from decisions based on incorrect models or their misused outputs. Model risk can lead to financial loss, poor business or strategic decision making, or damage to its reputation. Deutsche Bank recognizes the use of models can affect other risk-types, and that model risk is a distinct risk that can increase or decrease aggregate risk across other risk-types.

Deutsche Bank uses models for a broad range of decision-making activities, such as: underwriting credits; valuing exposures, instruments, and positions; measuring risk; managing and safeguarding client assets and determining capital and reserve adequacy. The term ‘model’ is a quantitative or qualitative method, system, or approach that applies expert judgement, statistical, economic, financial, or mathematical theories, techniques, and assumptions to process input data into quantitative estimates. Models are simplified representations of real-world relationships and are based on assumptions and judgment. Accordingly, the bank is exposed to model risk, which must be identified, measured, and controlled appropriately.

Model risk management oversight is provided by all levels of management, including the Management Board. Management of model risk is underpinned by a framework designed and monitored by a 2nd Line of Defense control function independent from developer, owner, and user of models.

Model Risk Management Framework and Governance

Model risk is one of the bank’s Level 1 risks, and is overseen by the Chief Risk Officer through the setting of a quantitative and qualitative risk appetite statement, and managed through:

– The Model Risk Policy and Procedure, and supporting documents aligned to risk appetite, regulatory requirements, and industry best practice, with clear roles and responsibilities for stakeholders.

– Inventorization of all models, supporting ongoing model risk framework components including risk assessments and attestations.

– Key controls for models from development through to decommissioning, including validation, approval, deployment and monitoring.

– Models are assessed for their materiality, complexity, uncertainty and reliance and in aggregate assigned a risk Tier, which is used to identify those which present the higher risk to Deutsche Bank.

– A risk based approach to managing the models by Tier is applied.

– Independent Validations, and subsequent independent approvals, verify that models have been appropriately designed and implemented for their intended scope and purpose, and that respective controls are in place to assure that they continue to perform as expected during their use.

– The controls identify models’ limitations and weaknesses, resulting in findings and compensating controls, these may be conditions for use, such as adjustments or overlays.

– Model risk governance, including senior forums for monitoring and escalation of model risk related topics, as well as monthly updates to the Management Board on the model risk appetite metrics, and periodic model risk updates to the Supervisory Board.

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Reputational Risk Management

Within the group’s risk management process, reputational risk is defined as the risk of possible damage to Deutsche Bank’s brand and reputation, and the associated risk to earnings, capital or liquidity arising from any association, action or inaction which could be perceived by stakeholders to be inappropriate, unethical or inconsistent with Deutsche Bank’s Code of Conduct.

Deutsche Bank has limited appetite for transactions or relationships with material reputational risk or in areas which inherently pose a higher reputational risk such as the defense, gaming, or adult entertainment sectors, or where there are certain environmental concerns. Reputational risk cannot be precluded as it can be driven by unforeseeable changes in perception of its practices by its various stakeholders (e.g. public, clients, shareholders and regulators).

The Reputational Risk Framework (the Framework) is in place to manage the process through which active decisions are taken on matters which may pose a reputational risk, before the event, and in doing so to prevent damage to Deutsche Bank’s reputation wherever possible. The Framework provides consistent standards for the identification, assessment and management of reputational risk issues. Reputational impacts which may arise as a consequence of a failure from another risk type, control or process are addressed separately via the associated risk type framework and are therefore not addressed in this section.

The reputational risk could arise from multiple sources including, but not limited to, potential issues with the profile of the counterparty, the business purpose/economic substance of the transaction or product, high risk industries, environmental and social considerations, and the nature of the transaction or product or its structure and terms.

The modelling and quantitative measurement of reputational risk internal capital is implicitly covered in the bank’s economic capital framework primarily within strategic risk.

Governance and Organizational Structure

The Framework is applicable to all business units and regions. Matters specific to DWS are reviewed by the DWS Reputational Risk Committee and, if necessary, escalated to the DWS Executive Board. Decisions are subject to the DWS and Deutsche Bank internal Corporate Governance policies. Whilst every employee has a responsibility to protect the bank’s reputation, the primary responsibility for the identification, assessment, management, monitoring and, if necessary, referring or reporting of reputational risk matters lies with Deutsche Bank’s Business Divisions as the primary risk owners. Each Business Division has an established process through which matters, which are deemed to be a moderate or greater reputational risk are assessed, the Unit Reputational Risk Assessment Process.

The Unit Reputational Risk Assessment Process is required to refer any material reputational risk matters to the respective Regional Reputational Risk Committee. The Framework also sets out a number of matters which are considered inherently higher risk from a reputational risk perspective and are therefore mandatory referrals to the Regional Reputational Risk Committees. The Regional Reputational Risk Committees, which are 2nd LoD Committees and meet on an ad hoc basis as required. The Group Reputational Risk Committee (GRRC) reviews cases with a Group wide impact and in exceptional circumstances, those that could not be resolved at a regional level. The Head of NFRM is responsible for ensuring the oversight, governance and coordination of the management of reputational risk of Deutsche Bank.

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Information security

Deutsche Bank operates in an environment with increasing levels of digitization and a constantly evolving threat landscape related to information security. Amid ongoing developments, threats and challenges, Deutsche Bank has the responsibility to preserve the confidentiality, integrity, and availability of clients’, as well as business partners’ data and of its own information assets, including the bank’s employees’ information. Doing so consistently and effectively is essential for retaining the trust of the various stakeholders and preserving their interests.

Due to the dynamic and complex nature of the environment, Deutsche Bank is continuously monitoring the security threat landscape. The bank vigilantly observes technological developments, the geopolitical landscape and economic impacts driving security risks and assesses their relevance for potential impacts to itself and the wider financial ecosystem. Deutsche Bank adjusts its security capabilities accordingly to safeguard its ability to provide products and services to clients and protect the continued operations of the bank’s businesses.

This section provides a comprehensive insight into Deutsche Bank’s approach to information security, detailing the bank's continuous efforts to protect data and services robustly, including its security governance structure, security strategy, and security risk management.

Governance

Responsibility for security matters at Deutsche Bank sits within the Chief Security Office. The Group Chief Security Officer (CSO) has delegated authority from the Management Board, including approval of the security policies and the security strategy for the Deutsche Bank Group. The CSO reports directly to the Chief Technology, Data, and Innovation Officer, who is a member of the Management Board. The Management Board is accountable for the implementation of the information security framework, with oversight from the Supervisory Board. There are multiple mechanisms in place for the CSO to escalate security issues directly to the Management Board if required.

Deutsche Bank’s CSO has served in various roles in information security for more than 20 years. This includes roles as global Chief Information Security Officer (CISO)/Chief Security Officer (CSO) for three different large European financial institutions and a partner position in a global strategy and consulting firm, leading security work for financial service clients.

The Group Chief Security Officer is supported by security role holders at various seniority levels across the bank to ensure that security requirements are met from a regional, divisional, and technical perspective. All information security activities are overseen by two dedicated governance forums chaired by the CSO: the Group IT Security Council (interface to the bank’s IT units), and the Group Information Security Committee (interface to the bank’s business and infrastructure divisions). The independent Risk Management function for Information Security is represented in both forums. Both forums provide advice on the security strategy and oversee the progress and performance of key information security deliverables, the remediation status of information security related audit findings and information security incidents as well as the information security posture of Deutsche Bank Group against defined targets. In the event of critical issues, members are assigned specific actions according to their responsibility.

Security indicators and reporting provided to the bank’s relevant governance forums support appropriate security risk awareness and decision taking. The comprehensive metrics framework maintained by the Chief Security Office is underpinned by an extensive data set allowing for various dedicated views. The Management Board receives a quarterly information security risk posture report, as well as ad hoc information if required. Furthermore, the CSO provides regular updates on material topics relating to security to the Supervisory Board’s Committee responsible for Technology, Data and Innovation.

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Strategy

The Chief Security Office develops the bank’s group-wide security strategy and oversees its implementation and operationalization globally via the organizational set-up, governance, and implemented security policies. The security strategy, which is reviewed on a regular basis, incorporates developments in the threat landscape, technology, the regulatory environment, the bank’s corporate and IT strategy, and other internal and external parameters. The approach provides comprehensive and layered security controls. The Chief Security Office works closely with the bank´s divisions to enable alignment with the security by design approach throughout bank wide programs and initiatives. Security investments are prioritized and adjusted by a threat-driven perspective, leveraging the regular review and assessment of the maturity of the bank’s security implementation.

A key element of the bank’s security strategy is to foster responsibility and active awareness among Deutsche Bank staff. By embedding these principles into daily practices, Deutsche Bank aims to bring about long-term behavioral changes that help mitigate risks and enhance overall security. The bank’s security culture and awareness campaign, “Mission Security”, communicated to all employees worldwide, reinforces these efforts. Another way the bank strengthens security culture is by periodically conducting simulations and testing exercises, including phishing simulation and mandatory training.

Impact, risk, and opportunity management

Impacts, risks, and opportunities

Clients expect secure access to their bank’s services anytime, anywhere, and through a variety of channels. As part of doing business with the bank, clients entrust Deutsche Bank with sensitive data. Deutsche Bank has the responsibility to preserve the confidentiality, integrity, and availability of clients’, as well as business partners’ data and of its own information assets, including the bank’s employees’ information. Doing so consistently and effectively is essential for retaining the trust of these stakeholders and preserving their interests. Consequently, the bank continues to invest in security risk mitigation. Based on stringent risk management processes, Deutsche Bank adjusts its security capabilities to safeguard its ability to provide products and services to clients and protect the continued operations of the bank’s businesses. Stable and resilient services support stakeholder trust, help grow business and revenue opportunities and protect brand value.

Increasing frequency and complexity of recent cyberattacks has resulted in an elevated risk profile for many organizations around the world, including Deutsche Bank. The bank continuously monitors the security threat landscape and vigilantly observes technological developments, the geopolitical landscape and economic impacts driving security risks, assessing their relevance for potential impacts. Sophisticated and often financially motivated cyberattacks, including ransomware, can be observed as persistent threats across industries and are expected to become even more frequent. Additional threats are posed by supply chain attacks, a growing number of critical software vulnerabilities potentially exploited by threat actors (zero-day exploits), and an increased threat surface introduced by, for example, remote ways of working.

2024 focus areas continued to include supply chain risk and common attack scenarios like Ransomware or Denial of Service, as well as emerging risks such as Artificial Intelligence and Quantum Computing. Ongoing geopolitical unrest continues to drive cyber-attack activity across various threat actor types. Distributed Denial of Service (DDoS) attacks are growing in occurrence, frequency, and intensity.

Technological advancements pose demands on data privacy and security. As the use of artificial intelligence becomes widespread, there are also increased risks to cybersecurity, such as the criminal use of deepfakes, and more sophisticated social engineering attacks.

Third-party software or technology solution providers will continue to be a key target for threat actors, who see such supply chain attacks as means to compromise or disrupt a larger number of downstream customers and assets, amplifying the impact of their attacks.

Failure to embed and ensure oversight of security requirements into the bank’s framework to best address associated risks and subsequent appropriate implementation can lead to breaches of confidentiality and integrity of information, and unavailability of information and/or services. Additionally, Deutsche Bank may face operational risks arising from failures in the control environment, including errors in the performance of processes or security controls, as well as loss of data, which may disrupt business and lead to material losses.

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Security breaches can occur due to unauthorized access to networks or resources, unauthorized access to or loss/destruction of confidential information, unintentional exposure of vulnerabilities in the bank's infrastructure, the introduction of computer viruses or malware, technology failures or other forms of cybersecurity attacks or incidents, including breaches of the security of third-party computer systems.

In case of a successful attack, there might be impact on Deutsche Bank’s stakeholders and the wider financial ecosystem due to compromised data, unintentional spread of malware, unavailability of services, and the inaccessibility of systems and/or data. This encompasses internal and third-parties information technology systems.

A successful cyberattack could have a significant negative direct or indirect impact on the bank that may result in the disclosure or misuse of client, as well as proprietary information, damage to or inability to access information technology systems, statutory or regulatory non-compliance and financial losses. Potential consequences range from reputational damage and client dissatisfaction via contractual non-compliance (e.g., if services are not provided as agreed) to remediation costs (such as for investigation and reestablishing services), increased cybersecurity costs (such as for additional personnel, technology, or third-party vendors), and potential penalties and fines, to personal data breach notification obligations, and litigation exposure.

Deutsche Bank maintains insurance as an additional risk mitigant for cyber risk. The bank´s insurance coverage is designed to include mitigation of the financial impact of security incidents, it may however not fully cover all potential losses, including reputational damage or indirect costs associated with a cyber event.  Notwithstanding the bank’s security measures, there can be no assurance that its policies, controls, or cyber insurance coverage will be sufficient to prevent or fully mitigate the impact of future cyber incidents and it could have a material adverse effect on its financial condition.

Policies and risk management

The bank’s policies and controls support risk reduction and mitigation for potential negative impacts. Information Security Risk is managed as an Operational Risk under the Non-Financial Risk Management Framework of the bank. The Chief Security Office is responsible for and executes security matters against the Non-Financial Risk Management Framework and leverages the results of its various instruments whereas Non-Financial Risk Management provides oversight, review, and challenge. Measures for the further reduction of material residual risks may include policy changes or policy amendments at divisional or group level as well as prioritized investment and accelerated implementation of risk mitigating activities.

Security risks are assessed on a continual basis, through analysis of internal and external events, events at peer institutions, monitoring of the threat environment, and discussion in various forums. The annual risk and control assessment process evaluates risk scenarios such as service disruption, system misuse, data distortion, asset or data destruction, data disclosure, financial theft and non-adherence or non-conduct to regulatory policies and laws. It leverages industry standard threat assessment frameworks, such as MITRE, and provides the foundation for the assessment of financial industry relevant risk scenarios.

The thorough analysis comprises potentially affected stakeholders, including clients and suppliers, as well as the external threat landscape. The process considers contextual data and controls such as major events, threat assessments, findings, scenario analysis, control metrics, lessons learned, events at peer institutions, read across, regulatory expectations and remediation activities, when assessing control suites and residual risk positions. In case of emerging developments, additional risk reviews are conducted. The results are evaluated against the bank's control capabilities to cope with these risks.

As part of the annual risk and control assessment process, internal security subject matter experts provide a risk evaluation, supported by other areas such as Legal, Compliance or Group Data Privacy, as necessary. That evaluation is reviewed and challenged by risk subject matter experts to arrive at a final residual risk position. Additionally, senior information security experts from all divisions and functions assess the exposure of the group, based on their divisional or functional background. Those divisional and functional assessments are also reviewed and challenged by risk subject matter experts to arrive at a final residual risk position for divisions and functions.

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A comprehensive information security management system (ISMS) is crucial for an organization handling vast amounts of financial assets and sensitive data. In alignment with its Non-Financial Risk Management policies, Deutsche Bank’s globally applicable security policy framework defines the core principles of and the fundamentals for security management. The policy framework is reviewed annually, and any changes are approved by the CSO. It is governed centrally and applied globally across all product groups and business and infrastructure divisions. It also defines the roles, responsibilities, and accountabilities of key personnel identified to manage information security risk. The framework is aligned with the security strategy and sets out measures to manage and resolve information security breaches, and related communication procedures.

The bank’s ISMS has been certified by an accredited certification body according to ISO 27001, for all information security domains defined within that standard since 2012. To maintain the ISO 27001 certification, the bank performs a full recertification process every three years, with the latest taking place in 2024. With the last recertification, Deutsche Bank upgraded its ISMS to the 2022 version of ISO 27001. Furthermore, the bank performs an annual surveillance audit designed to ensure compliance between the certification intervals.

Dependency on third-party products and services can expose the bank to cyber risks and impact its risk posture, as these can be prime targets for information security attacks. Third-party information security risks are managed by Deutsche Bank through a combination of capabilities, implementing a comprehensive approach to mitigate these risks and cover regulatory requirements (incl. the EU DORA regulation). Key components include the bank’s global third-party risk management program, which is designed to identify, monitor, and mitigate risks associated with third-party engagements. In combination, the bank demands adherence to an information security policy with specific control objectives for third parties, which include incident notification requirements. To ensure adherence, the information security posture of the third parties is reevaluated on a periodic basis (defined by the criticality of the vendor). In response to specific threats and incidents, proactive engagement and outreach with these parties is taking place. This is complemented by security assessments, which also include onsite assessments of third parties. These measures collectively contribute to the bank’s oversight and support that third-party services align with the bank’s security requirements.

For more details on the bank’s Third-Party Management, please refer to the Supply Chain Management chapter in the Sustainability Statement.

Actions and resources

To address the evolving threat landscape, Deutsche Bank has a variety of prevention methods and controls in place. These include, for example, network security, identity and access management, endpoint and data security (including data classification and leakage prevention), threat intelligence, cyber hygiene, and encryption solutions. Those preventive controls are backed by a threat-driven detection set-up and a robust incident-response process.

The bank continually reviews and enhances its information security controls through multiple layers of technology, including databases, infrastructure, devices, and applications. This is complemented by organizational controls and security training and awareness. The purpose of this layered approach is to strengthen the end-to-end protection by utilizing multiple opportunities to detect, prevent, respond to, and recover from cyber threats.

Deutsche Bank employs various mechanisms to self-identify areas for improvements and control enhancements. These include security testing, security problem management and lessons learned. Deutsche Bank´s independent Group Audit function is mandated to regularly assess security controls as part of their audit plan. Furthermore, the regular annual audit conducted by the bank´s external auditor considers identity and access management controls. The overall information security program of the bank is evaluated on a regular basis by third-party organizations.

The bank actively shares security best practices and threat information with national and international security organizations, government authorities, and peer organizations. These relationships help ensure that the bank’s security technology and procedures reflect current financial industry’s best practices and keep pace with the threat environment.

As digitalization advances, the need to enhance literacy on information security topics grows. Deutsche Bank addresses this by educating and informing clients through informational materials and client events, highlighting information security threats and the bank's protective measures. This also includes response to client inquiries on information security topics through its client relationship function.

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Deutsche Bank also requires a yearly mandatory information security baseline training for all employees and eligible contractor staff. This training encompasses the content of the information security policy, the process to report security incidents or any other security-related concerns, as well as important and current security threats. To address the latter and to comply with internal standards, the training is updated at least on a yearly basis. For Deutsche Bank employees, failure to complete this training and late completion can result in disciplinary consequences. In 2024, a learning completion rate of 99,65% was achieved for the e-Learning-based mandatory information security training, compared to 99,94% in 2023.

Deutsche Bank’s security incident management covers on a day-to-day-basis security events that may affect the bank, its clients and business partners, or employees. The Cyber Threat Operations Centers located in Asia Pacific, Europe and USA support global and group-wide detection of threats and response to incidents 24/7. The related management and reporting processes performed with involvement of subject matter experts, such as divisional Chief Information Security Officers, Compliance, Legal, Group Communications and Group Data Privacy, are designed to enable a quick and effective response to cyberattacks and information security threats. The objective is to minimize the risk of impacts on Deutsche Bank and to use insights gained from incident handling to continuously improve the bank’s processes.

As in prior years, Deutsche Bank in 2024 experienced attacks on computer systems, including attacks aimed at obtaining unauthorized access to confidential company or client information, damaging, or interfering with company data, resources, or business activities, or otherwise exploiting vulnerabilities in its infrastructure, including attacks that occurred along the bank’s supply chain. The bank, however, did not experience any material effect on its business strategy, results of operation, or financial condition as the result of an information security incident, including attempted cyber-attacks.

Consequently, the bank continues to invest in security risk mitigation. As in previous years, in 2024 Deutsche Bank adapted its security capabilities through several programs across information and physical security. As examples, the bank further strengthened its perimeter security and expanded its comprehensive staff security training offering, including the launch of a security academy.

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Risk and capital performance

Capital, Leverage Ratio, TLAC and MREL

Own Funds

The calculation of Deutsche Bank’s own funds incorporates the capital requirements following the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions” (CRR) and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions” (CRD), which have been further amended with subsequent Regulations and Directives. The CRD has been implemented into German law. The information in this section as well as in the section “Development of risk-weighted assets” is based on the regulatory principles of consolidation.

This section refers to the capital adequacy of the group of entities consolidated for banking regulatory purposes pursuant to the CRR and the German Banking Act (“Kreditwesengesetz” or “KWG”), which does not include insurance companies and companies outside the finance sector.

The total own funds pursuant to the effective regulations as of year-end 2024 comprises Tier 1 and Tier 2 capital. Tier 1 capital is subdivided into Common Equity Tier 1 capital and Additional Tier 1 capital.

CET 1 capital consists primarily of common share capital (net of own holdings) including related share premium accounts, retained earnings (including losses for the financial year, if any) and accumulated other comprehensive income, subject to prudential filters and regulatory adjustments as well as minority interests qualifying for inclusion in consolidated CET 1 capital. Prudential filters for CET 1 capital, according to Articles 32 to 35 CRR, include securitization gains on sale, cash flow hedges and changes in the value of own liabilities, and additional value adjustments. CET 1 capital regulatory adjustments for instance includes intangible assets (exceeding their prudential value), adoption of the temporary treatment of unrealized gains and losses measured at fair value through OCI in accordance with Article 468 CRR which applies until year-end 2025, deferred tax assets that rely on future profitability, negative amounts resulting from the calculation of expected loss amounts, net defined benefit pension fund assets, reciprocal cross holdings in the capital of financial sector entities and, significant and non-significant investments in the capital (CET 1, AT1, Tier 2) of financial sector entities above certain thresholds. All items which are not deducted (i.e., amounts below the threshold) are subject to risk-weighting.

Additional Tier 1 capital consists of AT1 capital instruments and related share premium accounts as well as noncontrolling interests qualifying for inclusion in consolidated AT1 capital. To qualify as AT1 capital under CRR/CRD, instruments must have principal loss absorption through a conversion to common shares or a write-down mechanism allocating losses at a trigger point and must also meet further requirements such as perpetual with no incentive to redeem and institution must have full dividend/coupon discretion at all times.

Tier 2 capital comprises eligible capital instruments, the related share premium accounts and subordinated long-term debt, certain loan loss provisions and noncontrolling interests that qualify for inclusion in consolidated Tier 2 capital. To qualify as Tier 2 capital, capital instruments or subordinated debt must have an original maturity of at least five years. Moreover, eligible capital instruments may inter alia not contain an incentive to redeem, a right of investors to accelerate repayment, or a credit sensitive dividend feature.

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Capital instruments

The Management Board was authorized by the 2023 Annual General Meeting to buy, on or before April 30, 2028, shares of up to 10% of the share capital at the time this resolution was taken or, if lower, of the share capital at the respective time the authorization was exercised. As at the 2023 Annual General Meeting, this corresponded to a volume of up to 204.0 million shares. Thereof, a volume of up to 5% of the total share capital or 102.0 million shares can be purchased by using derivatives, including derivatives with a volume of up to 2% of the total share capital with a maturity exceeding 18 months. During the period from the 2023 Annual General Meeting until the 2024 Annual General Meeting, 40.3 million shares were purchased for equity compensation purposes in the same period or upcoming periods. Thereof, 22.9 million shares were purchased by exercising call options. In addition, 16.1 million new call options were purchased for equity compensation purposes in upcoming periods. Furthermore, 71.1 million shares were purchased for cancellation with the purpose of distributing capital to shareholders in the same period. Thereof, 45.5 million shares that were acquired as part of the share buyback program of € 450 million in 2023 were cancelled at the beginning of the year 2024. The number of shares held in Treasury, after delivery of shares for equity compensation and share cancellations, amounted to 31.6 million as of the 2024 Annual General Meeting. Thereof, 25.6 million shares relate to shares bought back for cancellation as part of the € 675 million share buyback program in 2024. The remaining volume of 6.0 million shares relates to shares to be used for equity compensation purposes in upcoming periods.

The Annual General Meeting on May 16 , 2024 granted the Management Board the approval to buy, on or before April 30, 2029, shares of up to 10% of the share capital at the time of this resolution was taken or, if lower, of the share capital at the respective time the authorization was exercised. As at the 2024 Annual General Meeting, this corresponded to 199.5 million shares. Thereof, a volume of up to 5% of the total share capital or 99.7 million shares can be purchased by using derivatives, including derivatives with a volume of up to 2% of the total share capital with a maturity exceeding 18 months. These authorizations replaced the authorizations of the previous year. During the period from the 2024 Annual General Meeting until December 31, 2024, 20.9 million shares were purchased for cancellation with the purpose of distributing capital to shareholders. The number of shares held in Treasury from buybacks amounted to 49.6 million as of December 31, 2024. Thereof 46.4 million shares relate to shares bought back for cancellation as part of the € 675 million share buyback program in 2024. The remaining volume of 3.1 million shares relates to shares to be used for equity compensation purposes in upcoming periods.

Since the 2017 Annual General Meeting, renewed at the 2021 Annual General Meeting, and as of December 31, 2024, authorized capital available to the Management Board is € 2,560 million (1,000 million shares).

Since the 2022 Annual General Meeting, the Management Board is authorized to issue participatory notes and other hybrid debt securities that fulfill the regulatory requirements to qualify as Additional Tier 1 capital with an equivalent value of € 9.0 billion on or before April 30, 2027. Deutsche Bank issued € 4.25 billion new AT1 notes under this authorization, thereof € 3.0 billion new AT1 notes were issued in 2024.

The current CRR as applicable since June 27, 2019, provides further grandfathering rules for AT1 and Tier 2 instruments issued prior to June 27, 2019. AT1 and Tier 2 instruments issued through special purpose entities were grandfathered until December 31, 2021. In 2024, transitional arrangements only exist for AT1 and Tier 2 instruments which continue to qualify until June 26, 2025, even if they do not meet certain new requirements that apply since June 27, 2019. Deutsche Bank had an immaterial number of instruments that qualified during 2024.

Based on the current CRR, the amount recognized as regulatory AT1 capital amounted to € 11.4 billion. The corresponding nominal amount of outstanding AT1 instruments was € 11.6 billion as of December 2024. In 2024, the bank issued new AT1 notes with a nominal amount of € 3.0 billion.

As of December 31, 2024, the amount recognized as regulatory Tier 2 amounted capital to € 7.7 billion. The corresponding nominal amount of outstanding Tier 2 instruments was € 11.8 billion as of December 2024. In 2024, Tier 2 instruments with a nominal value of € 104.4 million matured. There were no new issuances of Tier 2 instruments in 2024.

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Minimum capital requirements and additional capital buffers

The Pillar 1 CET 1 minimum capital requirement applicable to the Group is 4.50% of RWA. The Pillar 1 total capital requirement of 8.00% demands further resources that may be met with up to 1.50% Additional Tier 1 capital and up to 2.00% Tier 2 capital.

Failure to meet minimum capital requirements can result in supervisory measures such as restrictions of profit distributions or limitations on certain businesses such as lending. Deutsche Bank complied with the minimum regulatory capital adequacy requirements in 2024.

In addition to these minimum capital requirements, the following combined capital buffer requirements were fully effective beginning 2024 onwards. These buffer requirements must be met in addition to the Pillar 1 minimum capital requirements but can be drawn down in times of economic stress.

The capital conservation buffer is implemented in Section 10c German Banking Act, based on Article 129 CRD and equals a requirement of 2.50% CET 1 capital of RWA.

The countercyclical capital buffer is deployed in a jurisdiction when excess credit growth is associated with an increase in system-wide risk. It may vary between 0% and 2.50% CET 1 capital of RWA. In exceptional cases, it could also be higher than 2.50%. The institution-specific countercyclical buffer that applies to Deutsche Bank is the weighted average of the countercyclical capital buffers that apply in the jurisdictions where relevant credit exposures are located. As per December 31, 2024, the institution-specific countercyclical capital buffer was at 0.49%.

In addition to the aforementioned buffers, national authorities, such as the BaFin, may require a systemic risk buffer to prevent and mitigate long-term non-cyclical systemic or macro-prudential risks that are not covered by the CRR. They can require an additional buffer of up to 5.00% CET 1 capital of RWA. As of the year end 2024, the systemic risk buffer applied to Deutsche Bank is 0.22%.

Deutsche Bank continues to be designated as a global systemically important institution (G-SII) by the BaFin in agreement with the Deutsche Bundesbank, resulting in a G-SII buffer requirement of 1.50% CET 1 capital of RWA in 2024 based on the indicators as published in 2020. This assessment has been confirmed by the FSB in 2024. Further, BaFin has announced that the G-SII buffer requirement for Deutsche Bank will remain unchanged for the years 2025 and 2026.

Additionally, Deutsche Bank has been classified by BaFin in agreement with the Deutsche Bundesbank as an “other systemically important institution” (O-SII) with an additional capital buffer requirement of 2.00% in 2023 that has to be met on a consolidated level and remained unchanged for 2024 and 2025. The higher of the buffers for systemically important institutions (G-SII buffer or O-SII buffer) must be applied.

Pursuant to the Pillar 2 SREP, the ECB may impose capital requirements on individual banks which are more stringent than statutory requirements (so-called Pillar 2 requirement).

In December 2023, the ECB informed Deutsche Bank of its decision effective January 1, 2024, that the bank’s Pillar 2 requirement changed compared to 2023. This results in ECB’s Pillar 2 requirement to 2.65% of RWA. As of December 31, 2024, Deutsche Bank needs to maintain on a consolidated basis a CET 1 ratio of at least 11.20%, a Tier 1 ratio of at least 13.20% and a Total Capital ratio of at least 15.86%. The CET 1 requirement comprises the Pillar 1 minimum capital requirement of 4.50%, the Pillar 2 requirement (SREP add-on) of 1.49%, the capital conservation buffer of 2.50%, the countercyclical buffer of 0.49% and the systemic risk buffer of 0.22% (both subject to changes throughout the year) as well as the higher of our G-SII/O-SII buffer of 2.00%. Correspondingly, the Tier 1 capital requirement includes additionally a Tier 1 minimum capital requirement of 1.50% plus a Pillar 2 requirement of 0.50%, and the Total Capital requirement includes further a Tier 2 minimum capital requirement of 2.00% and a Pillar 2 requirement of 0.66%. Also, following the results of the 2023 SREP, the ECB communicated to Deutsche Bank an individual expectation to hold a further Pillar 2 CET 1 capital add-on, commonly referred to as the Pillar 2 guidance. The capital add-on pursuant to the Pillar 2 guidance is separate from and in addition to the Pillar 2 requirement. The ECB has stated that it expects banks to meet the Pillar 2 guidance although it is not legally binding, and failure to meet the Pillar 2 guidance does not lead to automatic restrictions of capital distributions.

On December 10, 2024, Deutsche Bank was informed by the ECB of its decision regarding prudential minimum capital requirements for 2025 that applies from January 1, 2025, onwards, following the results of the 2024 SREP. The decision set ECB’s Pillar 2 requirement to 2.90% of RWA, effective as of January 1, 2025, of which at least 1.63% must be covered by CET 1 capital and 2.18% by Tier 1 capital.

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The following table gives an overview of the different Pillar 1 and Pillar 2 minimum capital buffer requirements (but excluding the Pillar 2 guidance) as applicable to Deutsche Bank for the years 2024 and 2025.

Overview total capital requirements and capital buffers

	2024	2025
Pillar 1
Minimum CET 1 requirement	4.50%	4.50%
Combined buffer requirement	5.21%	5.23%
Capital Conservation Buffer	2.50%	2.50%
Countercyclical Buffer¹	0.49%	0.51%
Systemic Risk Buffer²	0.22%	0.22%
Maximum of:	2.00%	2.00%
G-SII Buffer	1.50%	1.50%
O-SII Buffer	2.00%	2.00%
Pillar 2
Pillar 2 SREP Add-on of Total capital (excluding the "Pillar 2" guidance)	2.65%	2.90%
of which covered by CET 1 capital	1.49%	1.63%
of which covered by Tier 1 capital	1.99%	2.18%
of which covered by Tier 2 capital	0.66%	0.72%
Total CET 1 requirement from Pillar 1 and 2³	11.20%	11.36%
Total Tier 1 requirement from Pillar 1 and 2	13.20%	13.41%
Total capital requirement from Pillar 1 and 2	15.86%	16.13%

1 Deutsche Bank’s countercyclical buffer requirement is subject to country-specific buffer rates decreed by EBA and the Basel Committee of Banking Supervision (BCBS) as well as Deutsche Bank’s relevant credit exposures as per respective reporting date; the countercyclical buffer rate for 2025 has been calculated to be 0.51% based on known countercyclical buffer changes in 2025. The countercyclical buffer is subject to Deutsche Bank portfolio changes and further changes of countercyclical buffer rates throughout the year

2 The Systemic risk buffer rate for 2025 has been calculated to be 0.22% based on known systemic risk buffer changes in 2025. The Systemic risk buffer is subject to Deutsche Bank portfolio changes and further changes in systemic risk buffer rates throughout the year

3 The total Pillar 1 and Pillar 2 CET 1 requirement (excluding the “Pillar 2” guidance) is calculated as the sum of the SREP requirement, the systemic risk buffer requirement, the capital conservation buffer requirement and countercyclical buffer requirement as well as the higher of the G-SII/O-SII requirement

Development of Own Funds

Deutsche Bank’s CET 1 capital as of December 31, 2024, amounted to € 49.5 billion, an increase of € 1.4 billion compared to € 48.1 billion at the end of 2023. AT1 capital was € 11.4 billion as of December 31, 2024, an increase of € 3.1 billion compared to € 8.3 billion at the end of 2023. Tier 1 capital was € 60.8 billion as of December 31, 2024, compared to € 56.4 billion at the end of 2023. Tier 2 capital amounted to € 7.7 billion as of December 31, 2024, a decrease of € 0.9 billion compared to € 8.6 billion at the end of 2023. Total capital amounted to € 68.5 billion December 31, 2024, an increase of € 3.5 billion compared to € 65.0 billion at the end of 2023.

CET 1 capital increased by € 1.4 billion during 2024. This development included a net profit of € 3.4 billion for the year 2024 reduced by regulatory deductions for future shareholder distribution and AT1 coupon payments of € 2.6 billion which is in line with the ECB Decision (EU) (2015/656) on the recognition of interim or year-end profits in CET 1 capital in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4). In addition, CET 1 capital increased due to adoption of the temporary treatment of unrealized gains and losses measured at fair value through OCI in accordance with Article 468 CRR by € 1.0 billion, lower deferred tax assets of € 0.7 billion and a reduction in prudential filters of € 0.3 billion which includes additional value adjustments as well as gains and losses arising due to changes in own credit risk on fair valued liabilities. The increase was partially offset by completed share buybacks of € 0.7 billion during the year and an increase in deduction for expected loss shortfall by € 0.7 billion which is mainly due to amended Internal Ratings-Based Approach models following model approval by ECB.

The AT1 capital increase of € 3.1 billion was mainly due to the issuance of two new AT1 capital instruments during the year amounting to € 1.5 billion each.

The Tier 2 capital decrease of € 0.9 billion was mainly due to amortization of € 1.0 billion and € 0.4 billion in carrying amount change arising from accrued interest and fair value hedge. This was partially offset by € 0.4 billion due to foreign exchange effects.

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Own Funds Template (including RWA and capital ratios)

	Dec 31, 2024	Dec 31, 2023
in € m.	CRR/CRD	CRR/CRD
Common Equity Tier 1 (CET 1) capital: instruments and reserves
Capital instruments, related share premium accounts and other reserves	44,130	44,908
Retained earnings	19,978	16,509
Accumulated other comprehensive income (loss), net of tax	(1,229)	(1,760)
Independently reviewed interim profits net of any foreseeable charge or dividend[1]	801	3,493
Other	1,020	973
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	64,700	64,124

Common Equity Tier 1 (CET 1) capital: regulatory adjustments
Additional value adjustments (negative amount)	(1,680)	(1,727)
Other prudential filters (other than additional value adjustments)	95	(126)
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(5,277)	(5,014)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(3,463)	(4,207)
Negative amounts resulting from the calculation of expected loss amounts	(3,037)	(2,386)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(1,173)	(920)
Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount)	0	(0)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 10%/15% thresholds and net of eligible short positions) (negative amount)	0	0
Deferred tax assets arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (amount above the 10%/15% thresholds) (negative amount)	0	0
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 468 CRR	1,012	0
Other regulatory adjustments[2]	(1,721)	(1,679)
Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(15,244)	(16,058)
Common Equity Tier 1 (CET 1) capital	49,457	48,066

Additional Tier 1 (AT1) capital: instruments
Capital instruments and the related share premium accounts	11,508	8,578
Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase out from AT1	0	0
Additional Tier 1 (AT1) capital before regulatory adjustments	11,508	8,578

Additional Tier 1 (AT1) capital: regulatory adjustments
Direct, indirect and synthetic holdings by an institution of own AT1 instruments (negative amount)	(130)	(250)
Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR
Other regulatory adjustments	0	0
Total regulatory adjustments to Additional Tier 1 (AT1) capital	(130)	(250)
Additional Tier 1 (AT1) capital	11,378	8,328
Tier 1 capital (T1 = CET 1 + AT1)	60,835	56,395

Tier 2 (T2) capital	7,676	8,610
Total capital (TC = T1 + T2)	68,511	65,005
Total risk-weighted assets	357,427	349,742
Capital ratios
Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	13.8	13.7
Tier 1 capital ratio (as a percentage of risk-weighted assets)	17.0	16.1
Total capital ratio (as a percentage of risk-weighted assets)	19.2	18.6

1 Full year profit is recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4); current year profits of € 3.4 billion reduced by deductions for AT1 coupons of € 475 million and deductions for announced distribution to shareholders in relation to FY 2024 of € 2.1 billion, which includes an intended dividend of € 1.3 billion (68 Cents per share) and the ECB approved share buyback of € 750 million

2 Includes capital deductions of € 1.4 billion (December 2023: € 1.4 billion) based on ECB guidance on irrevocable payment commitments related to the Single Resolution Fund and the Deposit Guarantee Scheme, € 0.3 billion (December 2023: € 0.3 billion) based on ECB's supervisory recommendation for a prudential provisioning of non-performing exposures

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Reconciliation of shareholders’ equity to Own Funds

	CRR/CRD
in € m.	Dec 31, 2024	Dec 31, 2023
Total shareholders’ equity per accounting balance sheet	66,276	64,486
Deconsolidation/Consolidation of entities	(24)	(35)
Of which:
Additional paid-in capital	0	0
Retained earnings	(24)	(35)
Accumulated other comprehensive income (loss), net of tax	0	0
Total shareholders' equity per regulatory balance sheet	66,252	64,451
Minority Interests (amount allowed in consolidated CET 1)	1,020	973
AT1 coupon and shareholder distribution deduction[1]	(2,565)	(1,279)
Capital instruments not eligible under CET 1 as per CRR 28(1)	(7)	(21)
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	64,700	64,124
Prudential filters	(1,585)	(1,853)
Of which:
Additional value adjustments	(1,680)	(1,727)
Any increase in equity that results from securitized assets	0	(0)
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	95	(126)
Regulatory adjustments	(13,659)	(14,205)
Of which:
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(5,277)	(5,014)
Deferred tax assets that rely on future profitability	(3,463)	(4,207)
Negative amounts resulting from the calculation of expected loss amounts	(3,037)	(2,386)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(1,173)	(920)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Securitization positions not included in risk-weighted assets	0	0
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 468 CRR	1,012	0
Others[2]	(1,721)	(1,679)
Common Equity Tier 1 capital	49,457	48,066

1 Full year profit is recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4); current year deductions include deductions for AT1 coupons of € 475 million and deductions for announced distribution to shareholders in relation to FY 2024 of € 2.1 billion, which includes an intended dividend of € 1.3 billion (68 Cents per share) and the ECB approved share buyback of € 750 million

2 Negative amounts from expected loss shortfall has been disclosed separately in the current year which was shown as part of 'Other Regulatory Adjustments' for the previous year and includes capital deductions of € 1.4 billion (December 2023: € 1.4 billion) based on ECB guidance on irrevocable payment commitments related to the Single Resolution Fund and the Deposit Guarantee Scheme, € 0.3 billion (December 2023: € 0.3 billion) based on ECB’s supervisory recommendation for a prudential provisioning of non-performing exposures

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Development of Own Funds

	CRR/CRD
in € m.	twelve months ended Dec 31, 2024	twelve months ended Dec 31, 2023
Common Equity Tier 1 (CET 1) capital - opening amount	48,066	48,097
Common shares, net effect	(115)	(69)
Additional paid-in capital	(430)	(332)
Retained earnings	3,341	4,794
Common shares in treasury, net effect/(+) sales (–) purchase	(232)	(150)
Movements in accumulated other comprehensive income	530	(445)
AT1 coupon and shareholder distribution deduction¹	(2,565)	(1,279)
Additional value adjustments	47	300
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(263)	11
Deferred tax assets that rely on future profitability (excluding those arising from temporary differences)	744	(962)
Negative amounts resulting from the calculation of expected loss amounts	(651)	(1,920)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(253)	230
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Deferred tax assets arising from temporary differences (amount above 10% and 15% threshold, net of related tax liabilities where the conditions in Art. 38 (3) CRR are met)	0	0
Other, including regulatory adjustments	1,238	(208)
Common Equity Tier 1 (CET 1) capital - closing amount	49,457	48,066
Additional Tier 1 (AT1) Capital – opening amount	8,328	8,518
New Additional Tier 1 eligible capital issues	2,950	0
Matured and called instruments	0	0
Other, including regulatory adjustments	100	(190)
Additional Tier 1 (AT1) Capital – closing amount	11,378	8,328
Tier 1 capital	60,835	56,395
Tier 2 (T2) capital – closing amount	7,676	8,610
Total regulatory capital	68,511	65,005

1 Full year profit is recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4); current year deductions include deductions for AT1 coupons of € 475 million and deductions for announced distribution to shareholders in relation to FY 2024 of € 2.1 billion, which includes an intended dividend of € 1.3 billion (68 Cents per share) and the ECB approved share buyback of € 750 million

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Minimum loss coverage for Non Performing Exposure (NPE)

In April 2019, the EU published requirements Regulation (EU) 2019/630 amending the CRR (Regulation (EU) No 575/2013) for a prudential backstop reserve for non-performing exposure (NPE). This regulation results in a Pillar 1 deduction from CET 1 capital when a minimum loss coverage requirement is not met. It is applied to exposures originated and defaulted after April 25, 2019.

In addition, in March 2018, the ECB published its “Addendum to the ECB Guidance to banks on non-performing loans: supervisory expectations for prudential provisioning of non-performing exposures” and in August 2019, its “Communication on supervisory coverage expectations for NPEs”.

The ECB guidance issued is applicable to all newly defaulted loans after April 1, 2018 (ECB - new NPE’s after April 1, 2018) and, similar to the EU rules, it requires banks to take measures in case a minimum impairment coverage requirement is not met. Within the annual SREP discussions ECB may impose Pillar 2 measures on banks in case ECB is not confident with measure taken by the individual bank.

For the year end 2020, the bank introduced a framework to determine the prudential provisioning of non-performing exposure as a Pillar 2 measure as requested in the before mentioned ECB’s guidance and SREP recommendation.

For the minimum loss coverage expectation for NPE´s arising from clients defaulted before April 1, 2018 (ECB – NPE Stock) a phase-in path to 100% coverage expectation was envisaged with an annual increase of 10%. In a first step, banks were allocated to three comparable groups on the basis of the bank’s net NPL ratios as of end-2017 and in a second step an assessment of capacity regarding the potential impact was carried out for each individual bank with a horizon of end-2026. Deutsche Bank has been assigned to Group 1 which requires a full applicability of 100% minimum loss coverage by year end 2024 for secured loans respectively by year end 2023 for unsecured loans.

The shortfall between the minimum loss coverage requirements for non-performing exposure and the risk reserves recorded in line with the IFRS 9 for defaulted (Stage 3) assets amounted to € 302 million as of December 31, 2024 and was deducted from CET 1. This additional CET 1 charge can be considered as additional regulatory loss reserve and leads to a € 2.7 billion RWA relief.

Non-performing exposure loss coverage

	Dec 31, 2024
in € m. (unless stated otherwise)	Exposure value¹	Total minimum coverage requirement	Available coverage	Applicable amount of insufficient coverage
Corporate Bank	4,107	696	1,818	48
Investment Bank	9,602	3,355	4,986	171
Private Bank	8,139	1,224	3,674	53
Asset Management	0	0	0	0
Corporate & Other	969	58	177	29
Total	22,817	5,334	10,654	302

1 Exposure value in accordance with Article 47c CRR

	Dec 31, 2023
in € m. (unless stated otherwise)	Exposure value¹	Total minimum coverage requirement	Available coverage	Applicable amount of insufficient coverage
Corporate Bank	3,745	650	1,299	51
Investment Bank	9,415	3,684	4,753	223
Private Bank	6,621	1,428	3,169	43
Asset Management	0	0	0	0
Corporate & Other	491	59	98	4
Total	20,271	5,820	9,319	322

1 Exposure value in accordance with Article 47c CRR

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Development of risk-weighted assets

The table below provides an overview of RWA broken down by risk type and corporate division. It includes the aggregated effects of the segmental reallocation of infrastructure related positions, if applicable, as well as reallocations between the segments.

Risk-weighted assets by risk type and corporate division

	Dec 31, 2024
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Credit Risk	67,115	95,869	82,655	13,683	17,633	276,955
Settlement Risk	0	4	0	0	11	15
Credit Valuation Adjustment (CVA)	29	2,907	161	0	334	3,431
Market Risk	248	16,270	27	31	2,390	18,965
Operational Risk	10,784	14,775	14,438	4,700	13,363	58,061
Total	78,176	129,825	97,281	18,414	33,732	357,427

	Dec 31, 2023
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Credit Risk	63,156	94,246	78,422	11,652	18,314	265,789
Settlement Risk	0	1	13	0	0	14
Credit Valuation Adjustment (CVA)	82	4,654	110	0	429	5,276
Market Risk	181	19,019	22	28	2,260	21,510
Operational Risk	5,568	21,611	7,659	3,475	18,839	57,153
Total	68,987	139,532	86,226	15,155	39,842	349,742

RWA of Deutsche Bank were € 357.4 billion as of December 31, 2024, compared to € 349.7 billion at the end of 2023. The increase of € 7.7 billion was driven by credit risk RWA and operational risk RWA, partially offset by market risk RWA and credit valuation adjustment RWA. Credit risk RWA increased by € 11.2 billion, primarily driven by business growth, refinements of internal models, foreign exchange movements, increased equity positions in guaranteed funds and higher RWA for deferred tax assets. These increases were partially offset by credit risk RWA reductions from capital efficiency measures especially within the Corporate Bank and the Investment Bank. Deutsche Bank´s operational risk RWA increased by € 0.9 billion, mainly driven by increased internal losses as well as the adverse development of external losses feeding into the capital model. Market risk RWA decreased by € 2.5 billion, primarily driven by Value-at-Risk component due to overall lower market volatility and reduced risk levels, which also resulted in a reduction of the Stressed-Value-at-Risk (SVaR) and the incremental risk charge components. Credit valuation adjustment RWA decreased by € 1.8 billion, mainly driven by a movement in risk levels and a reduction from market data changes.

The tables below provide an analysis of key drivers for risk-weighted asset movements observed for credit risk, credit valuation adjustments as well as market and operational risk in the reporting period. They also show the corresponding movements in minimum capital requirements, which are 8% of RWA.

Development of risk-weighted assets for Credit Risk including Counterparty Credit Risk

	Dec 31, 2024		Dec 31, 2023
in € m.	Credit risk RWA	Capital requirements	Credit risk RWA	Capital requirements
Credit risk RWA balance, beginning of year	265,789	21,263	269,214	21,537
Book size	4,944	396	(3,694)	(296)
Book quality	(7,793)	(623)	(886)	(71)
Model updates	3,668	293	298	24
Methodology and policy	3,443	275	5,831	466
Acquisition and disposals	0	0	571	46
Foreign exchange movements	5,410	433	(4,174)	(334)
Other	1,494	119	(1,371)	(110)
Credit risk RWA balance, end of year	276,955	22,156	265,789	21,263

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Of which: Development of risk-weighted assets for Counterparty Credit Risk

	Dec 31, 2024		Dec 31, 2023
in € m.	Counterparty credit risk RWA	Capital requirements	Counterparty credit risk RWA	Capital requirements
Counterparty credit risk RWA balance, beginning of year	19,868	1,589	23,589	1,887
Book size	(1,194)	(96)	(4,664)	(373)
Book quality	(47)	(4)	1,278	102
Model updates	186	15	0	0
Methodology and policy	0	0	312	25
Acquisition and disposals	0	0	0	0
Foreign exchange movements	657	53	(646)	(52)
Other	0	0	0	0
Counterparty credit risk RWA balance, end of year	19,470	1,558	19,868	1,589

Organic changes in the Group´s portfolio size and composition are considered in the category “book size”. The category “book quality” mainly represents the effects from portfolio rating migrations, loss given default, model parameter recalibrations as well as collateral and netting coverage activities. “Model updates” include model refinements and advanced model roll out. RWA movements resulting from externally, regulatory-driven changes, e.g., applying new regulations, are considered in the “methodology and policy” section. “Acquisition and disposals” shows significant exposure movements which can be clearly assigned to new businesses or disposal-related activities. Changes that cannot be attributed to the above categories are reflected in the category “other”.

RWA for credit risk increased by € 11.2 billion, or 4.2%, since December 31, 2023, which is mainly driven by the categories “foreign exchange movements”, “book size”, “model updates”, “methodology and policy” as well as “other” and was partly offset by category “book quality”. The increase in category “book size” is reflecting Deutsche Bank´s business growth in 2024 and increased equity shares in guaranteed funds, partly offset by capital efficiency measures in the form of synthetic securitizations in the Corporate Bank, the Private Bank and the Investment Bank. Furthermore, credit risk RWA increased in the category “model updates” compared to 2023, mainly driven by a refinement of internal model for loss given default calculation and a margin of conservatism applied on a key model input. The category “methodology and policy” mainly reflects impacts from the introduction of new models due to regulatory changes, including impacts from an early adoption of rules as per CRR3, which was partly offset by impacts from the remediation of regulatory obligations. Additionally, the increase in category “other” reflects higher RWA for deferred tax assets and investments in financial sector entities. The aforementioned increases were partly offset by decreases in category “book quality” which is mainly driven by RWA reductions from capital efficiency measures, partly offset by counterparty rating deteriorations.

RWA for counterparty credit risk decreased by € 0.4 billion, or 2.0%, since December 31, 2023, mainly driven by the decrease in category “book size” reflecting a change in the derivative portfolio with reduced risk weights, which more than compensated the increase in exposures. Additionally, exposures for SFTs decreased. These decreases were partly offset by increases in categories “foreign exchange movements” and “model updates” reflecting an update to the determination of input parameters.

Based on the CRR/CRD regulatory framework, Deutsche Bank is required to calculate RWA using the CVA which takes into account the credit quality of our counterparties. RWA for CVA covers the risk of mark-to-market losses on the expected counterparty risk in connection with OTC derivative exposures and securities financing transactions. Deutsche Bank calculates the majority of the CVA based on our own internal model as approved by the BaFin.

Development of risk-weighted assets for Credit Valuation Adjustment

	Dec 31, 2024		Dec 31, 2023
in € m.	CVA RWA	Capital requirements	CVA RWA	Capital requirements
CVA RWA balance, beginning of year	5,276	422	6,184	495
Movement in risk levels	(1,205)	(96)	170	14
Market data changes and recalibrations	(640)	(51)	(656)	(52)
Model updates	0	0	(683)	(55)
Methodology and policy	0	0	261	21
Acquisitions and disposals	0	0	0	0
Foreign exchange movements	0	0	0	0
CVA RWA balance, end of year	3,431	274	5,276	422

The development of CVA RWA is broken down into a number of categories: “Movement in risk levels”, which includes changes to the portfolio size and composition; “Market data changes and calibrations”, which includes changes in market data levels and volatilities as well as recalibrations; “Model updates”, which refers to changes to either the IMM credit exposure models or the value-at-risk models that are used for CVA RWA; “Methodology and policy”, which relates to changes to the regulation. Any significant business acquisitions or disposals would be presented in the category “Acquisitions and disposals”.

As of December 31, 2024, the RWA for CVA amounted to € 3.4billion, representing a decrease of € 1.8billion (-35%) compared to December 31, 2023. This includes € 1.2billion decrease in movement in risk levels and € 0.6billion decrease in market data changes.

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Development of risk-weighted assets for Market Risk

	Dec 31, 2024
in € m.	VaR	SVaR	IRC	Other	Total RWA	Total capital requirements
Market risk RWA balance, beginning of year	3,750	7,090	7,129	3,542	21,510	1,721
Movement in risk levels	(307)	(513)	(860)	(194)	(1,874)	(150)
Market data changes and recalibrations	(767)	(336)	0	330	(773)	(62)
Model updates/changes	29	(37)	0	0	(8)	(1)
Methodology and policy	0	0	0	0	0	0
Acquisitions and disposals	0	0	0	0	0	0
Foreign exchange movements	0	0	0	109	109	9
Other	0	0	0	0	0	0
Market risk RWA balance, end of year	2,705	6,204	6,268	3,787	18,965	1,517

	Dec 31, 2023
in € m.	VaR	SVaR	IRC	Other	Total RWA	Total capital requirements
Market risk RWA balance, beginning of year	7,413	12,221	3,639	2,857	26,131	2,091
Movement in risk levels	(1,901)	(1,724)	3,647	72	95	8
Market data changes and recalibrations	(393)	(10)	0	(53)	(456)	(36)
Model updates/changes	77	(663)	(158)	0	(745)	(60)
Methodology and policy	(1,446)	(2,735)	0	722	(3,459)	(277)
Acquisitions and disposals	0	0	0	0	0	0
Foreign exchange movements	0	0	0	(57)	(57)	(5)
Other	0	0	0	0	0	0
Market risk RWA balance, end of year	3,750	7,090	7,129	3,542	21,510	1,721

The analysis for market risk covers movements in the bank’s internal models for value-at-risk (VaR), stressed value-at-risk, incremental risk charge (IRC) as well as results from the market risk standardized approach (MRSA), which is captured in the category “Other”. MRSA is used to determine the regulatory capital charge for the specific market risk of trading book securitizations, for certain types of investment funds and for longevity risk as set out in CRR/CRD regulations.

Market risk RWA movements due to changes in market data levels, volatilities, correlations, liquidity and ratings are included under the “Market data changes and recalibrations” category. Changes to market risk RWA internal models, such as methodology enhancements or risk scope extensions, are included in the category “Model updates”. In the “Methodology and policy” category regulatory driven changes to market risk RWA models and calculations are reported. Significant new businesses and disposals would be assigned to the line item “Acquisition and disposals”. The impacts of “Foreign exchange movements” are only calculated for the CRM and Standardized approach methods.

As of December 31, 2024 the RWA for market risk was € 19.0 billion, a decrease of € 2.5 billion, or -12% since December 31, 2023. The decrease was driven by lower value-at-risk RWA due to roll-off of high market volatility period of Q2 2023 from the historical VaR observation period and lower stressed value-at-risk RWA due to overall reduced risk levels in Q4 2024 under Fixed Income and Currencies Trading business. Similarly, reduction in incremental risk charge RWA is driven by reduced risk levels under Fixed Income and Currencies Trading business.

Development of risk-weighted assets for operational risk

	Dec 31, 2024		Dec 31, 2023
in € m.	Operational risk RWA	Capital requirements	Operational risk RWA	Capital requirements
Operational risk RWA balance, beginning of year	57,153	4,572	58,349	4,668
Loss profile changes (internal and external)	1,352	108	(1,577)	(126)
Expected loss development	(211)	(17)	150	12
Forward looking risk component	(37)	(3)	130	10
Model updates	(174)	(14)	0	0
Methodology and policy	(23)	(2)	100	8
Acquisitions and disposals	0	0	0	0
Operational risk RWA balance, end of year	58,061	4,645	57,153	4,572

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Changes in internal and external loss events are reflected in the category “Loss profile changes”. The category “Expected loss development” is based on divisional business plans as well as historical losses and is deducted from the AMA capital figure within certain constraints. The category “Forward looking risk component” reflects qualitative adjustments and, as such, the effectiveness and performance of the day-to-day operational risk management activities via Non-Financial Risk appetite metrics and Risk and Control Assessment (RCA) scores, focusing on the business environment and internal control factors. The category “Model updates” covers model refinements, such as the implementation of model changes. The category “Methodology and policy” represents externally driven changes such as regulatory add-ons. The category “Acquisition and disposals” represents significant exposure movements which can be clearly assigned to new or disposed businesses.

The overall increase of RWA for operational risk by € 0.9 billion during 2024 was mainly driven by increased internal losses as well as the adverse development of external losses feeding into our capital model.

Economic Capital

Economic capital adequacy

Deutsche Bank’s internal capital adequacy assessment process (ICAAP) aims at maintaining the continuity of the bank on an ongoing basis. Internal capital adequacy is assessed from an economic perspective as the ratio of economic capital supply divided by economic capital demand as shown in the table below.

Total economic capital supply and demand

in € m. (unless stated otherwise)	Dec 31, 2024	Dec 31, 2023
Components of economic capital supply
Shareholders' equity	65,535	64,486
Noncontrolling interests¹	957	899
AT1 coupons deduction	(475)	(381)
Gain on sale of securitizations, cash flow hedges	(36)	(45)
Fair value gains on own debt and debt valuation adjustments, subject to own credit risk	131	(82)
Additional valuation adjustments	(1,680)	(1,727)
Intangible assets	(3,847)	(3,692)
IFRS deferred tax assets excl. temporary differences	(4,073)	(4,737)
Expected loss shortfall	(3,037)	(2,386)
Defined benefit pension fund assets	(1,174)	(947)
Other adjustments	(4,182)	(3,782)
Economic capital supply	48,119	47,607

Components of economic capital demand
Credit risk	12,507	11,875
Market risk	8,667	8,328
Operational risk	4,645	4,572
Strategic risk	1,936	1,874
Diversification benefit	(3,530)	(3,385)
Total economic capital demand	24,225	23,265

Economic capital adequacy ratio	199%	205%

1 Includes noncontrolling interest up to the economic capital requirement for each subsidiary

The economic capital adequacy ratio was 199% as of December 31, 2024, compared with 205% as of December 31, 2023. The overall decline was due to an increase in economic capital demand for credit risk and market risk, which is explained in the section “Risk Profile”. This was partly offset by an increase in economic capital supply.

The increase in economic capital supply by € 0.5 billion compared to year-end 2023 was mainly driven by a positive net income of € 3.4 billion, currency translation adjustments of € 0.9 billion and lower capital deductions for IFRS deferred tax assets excluding temporary differences of € 0.7 billion. These increases were partly offset by deductions for future shareholder distribution and AT1 coupon payments of € 2.6 billion as well as higher capital deduction from expected loss shortfall of € 0.7 billion which is mainly due to amended Internal Ratings-Based Approach models following model approval by ECB. Additionally, economic capital supply decreased due to completed share buybacks of € 0.7 billion in 2024, increase in unrealized losses of € 0.4 billion and higher capital deduction from defined benefit pension fund assets of € 0.2 billion.

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Leverage Ratio

Leverage Ratio according to CRR/CRD framework

The non-risk-based leverage ratio is intended to act as a supplementary measure to the risk-based capital requirements. Its objectives are to constrain the build-up of leverage in the banking sector, helping avoid destabilizing deleveraging processes which can damage the broader financial system and the economy, and to reinforce the risk-based requirements with a simple, non-risk based “backstop” measure.

A minimum leverage ratio requirement of 3% was introduced effective June 28, 2021. Starting with January 1, 2023, an additional leverage ratio buffer requirement of 50% of the applicable G-SII buffer rate applies. This additional requirement equals 0.75% for Deutsche Bank. Furthermore, the European Central Bank has set a Pillar 2 requirement for the leverage ratio for the first time; effective January 1, 2024, this requirement is 0.10%. This adds up to an overall leverage ratio requirement of 3.85%. Also, following the results of the 2023 SREP, the ECB communicated to Deutsche Bank an individual expectation to hold a further Pillar 2 Tier 1 capital add-on in relation to the leverage ratio, commonly referred to as the Pillar 2 guidance. The capital add-on pursuant to the Pillar 2 guidance is separate from and in addition to the Pillar 2 requirement. The ECB has stated that it expects banks to meet the Pillar 2 guidance although it is not legally binding, and failure to meet the Pillar 2 guidance does not lead to automatic restrictions of capital distributions.

Deutsche Bank calculates its leverage ratio exposure in accordance with Articles 429 to 429g of the CRR.

The Group’s total leverage ratio exposure includes derivatives, securities financing transactions (SFTs), off-balance sheet exposure and other on-balance sheet exposure (excluding derivatives and SFTs).

The leverage exposure for derivatives is calculated by using a modified version of the standardized approach for counterparty credit risk (SA-CCR), comprising the current replacement cost plus a regulatory defined add-on for the potential future exposure. The effective notional amount of written credit derivatives, i.e., the notional reduced by any negative fair value changes that have been incorporated in Tier 1 capital is included in the leverage ratio exposure measure; the resulting exposure measure is further reduced by the effective notional amount of purchased credit derivative protection on the same reference name provided certain conditions are met.

The SFT component includes the gross receivables for SFTs, which are netted with SFT payables if specific conditions are met. In addition to the gross exposure a regulatory add-on for the counterparty credit risk is included.

The off-balance sheet exposure component follows the standardized approach for credit risk with credit risk conversion factors (CCF) depending on the risk category (0% for low risk, 20% for medium/low risk, 50% for medium risk, or 100% for full risk). For the determination of the leverage exposure a floor of 10% is applied leading to a 10% CCF for the low risk category.

The on-balance sheet exposures (excluding derivatives and SFTs) component reflects the accounting values of the assets (excluding derivatives, SFTs and regular-way purchases and sales awaiting settlement). The exposure value of regular-way purchases and sales awaiting settlement is determined as offset between those cash receivables and cash payables where the related regular-way sales and purchases are both settled on a delivery-versus payment basis.

Assets can be excluded from the leverage ratio exposure measure if they have been deducted in the determination of Tier 1 capital. The corresponding regulatory adjustments are reflected in the asset amounts deducted in determining Tier 1 capital component.

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The following tables show the leverage ratio exposure and the leverage ratio. For further details on Tier 1 capital please also refer to the section “Development of Own Funds”.

Summary reconciliation of accounting assets and leverage ratio exposures

in € bn.	Dec 31, 2024	Dec 31, 2023
Total assets as per published financial statements	1,387	1,312
Adjustment for entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	2	2
Adjustments for derivative financial instruments	(156)	(122)
Adjustment for securities financing transactions (SFTs)	4	4
Adjustment for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	158	127
Other adjustments	(79)	(83)
Leverage ratio total exposure measure	1,316	1,240

Leverage ratio common disclosure

in € bn. (unless stated otherwise)	Dec 31, 2024	Dec 31, 2023
Total derivative exposures	137	131
Total securities financing transaction exposures	152	99
Total off-balance sheet exposures	158	127
Other Assets	883	897
Asset amounts deducted in determining Tier 1 capital	(13)	(14)

Tier 1 capital	60.8	56.4
Leverage ratio total exposure measure	1,316	1,240
Leverage ratio (in %)	4.6	4.5

Description of the factors that had an impact on the leverage ratio in 2024

As of December 31, 2024, the leverage ratio was 4.6% compared to 4.5% as of December 31, 2023. This takes into account a Tier 1 capital of € 60.8 billion over an applicable exposure measure of € 1,315.9 billion as of December 31, 2024 (€ 56.4 billion and € 1,240.3 billion as of December 31, 2023, respectively).

During the year 2024 the leverage exposure increased by € 75.6 billion to € 1,315.9 billion, largely driven by securities financing transactions (SFTs) which increased by € 52.7 billion, largely in line with the development on the balance sheet (for additional information please refer to section “Movements in assets and liabilities” in this report). In addition, off-balance sheet leverage exposures increased by € 30.7 billion corresponding to higher notional amounts for irrevocable lending commitments and financial guarantees, including impacts from early adoption of rules for commitments as per Article 5 (10) CRR3. Furthermore, the leverage exposure related to derivatives increased by € 5.6 billion. Asset amounts deducted in determining Tier 1 capital increased by € 0.9 billion mainly driven by the temporary treatment of unrealized gains and losses measured at fair value through OCI in accordance with Article 468 CRR which applies until year-end 2025. These increases were partly offset by the leverage exposure for the asset items not related to derivatives and SFTs (other assets) which decreased by € 14.3 billion largely reflecting the development of the balance sheet: the decrease in cash and central bank/interbank balances of € 31.0 billion was partly offset by increases in non-derivative trading assets by € 5.9 billion, loans by € 4.1 billion and in receivables from unsettled regular way trades by € 4.1 billion on a net basis; remaining asset items not outlined separately increased by € 2.6 billion.

The development of the leverage exposure in 2024 includes a positive foreign exchange impact of € 32.4 billion mainly due to the strengthening of the U.S. Dollar versus the Euro. The effects from foreign exchange rate movements are embedded in the movement of the leverage exposure items discussed in this section.

For main drivers of the Tier 1 capital development please refer to section “Development of Own Funds”.

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Minimum Requirement of Own Funds and Eligible Liabilities and Total Loss Absorbing Capacity

MREL Requirements

The minimum requirement for own funds and eligible liabilities (MREL) was introduced by the European Union’s Regulation establishing uniform rules and a uniform procedure for the resolution of credit institutions (Single Resolution Mechanism Regulation or SRMR) and the European Union’s Directive establishing a framework for the recovery and resolution of credit institutions (Bank Recovery and Resolution Directive or BRRD) as implemented into German law by the German Recovery and Resolution Act.

The currently required level of MREL is determined by the competent resolution authorities for each supervised bank individually, depending on the respective preferred resolution strategy. In the case of Deutsche Bank AG, MREL is determined by the Single Resolution Board. While there is no statutory minimum level of MREL, the SRMR, BRRD and a delegated regulation set out criteria which the resolution authority must consider when determining the relevant required level of MREL. Guidance is provided through an MREL policy published annually by the SRB. Any binding MREL ratio determined by the SRB is communicated to Deutsche Bank via the German Federal Financial Supervisory Authority (BaFin).

As a result of its regular annual review the SRB has updated Deutsche Bank AG’s binding MREL ratio requirements in the second quarter of 2024 applicable immediately. The MREL ratio requirement on a consolidated basis is now 25.77% of RWA and 6.95% of LRE of which 19.39% of RWA and 6.95% of LRE must be met with own funds and subordinated instruments.

The combined buffer requirements of 5.21% as of December 31, 2024 must be met in addition to the RWA based MREL and subordinated MREL requirements.

TLAC Requirements

Since June 27, 2019, Deutsche Bank, as a global systemically important bank, has also become subject to global minimum standards for its Total Loss-Absorbing Capacity (TLAC). The TLAC requirement was implemented via amendments to the Capital Requirements Regulation and the Capital Requirements Directive provided in June 2019 with the publication of Regulation (EU) 2019/876 and Directive (EU) 2019/878.

This TLAC requirement is based on both risk-based and non-risk-based denominators and set at the higher-of 18% of RWA plus the combined buffer requirements and 6.75% of LRE since January 1, 2022.

MREL ratio development

As of December 31, 2024, available MREL were € 133.9 billion, corresponding to a ratio of 37.45% of RWA and 10.17% of LRE. This means that Deutsche Bank has a MREL surplus of € 23.1 billion above Deutsche Bank’s MREL requirement of € 110.7 billion (i.e. 30.98% of RWA including combined buffer requirement). Compared to December 31, 2023 the surplus has increased as a higher MREL requirement and higher RWA were more than offset by higher MREL capacity.

€ 118.5 billion of Deutsche Bank’s available MREL were own funds and subordinated liabilities, corresponding to a MREL subordination ratio of 33.15% of RWA and 9.0% of LRE, a buffer of € 27.0 billion over Deutsche Bank’s subordination requirement of € 91.5 billion (i.e. 6.95% of LRE). Compared to December 1, 2023 , the surplus has remained stable.

TLAC ratio development

As of December 31, 2024, TLAC was € 118.5 billion and the corresponding TLAC ratios were 33.15% of RWA and 9.0% of LRE. This means that Deutsche Bank has a TLAC surplus of € 29.7 billion over its TLAC requirement of € 88.8 billion (6.75% of LRE). Compared to December 31, 2023 the surplus has remained stable.

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MREL and TLAC disclosure

in € m. (unless stated otherwise)	Dec 31, 2024	Dec 31, 2023
Regulatory capital elements of TLAC/MREL
Common Equity Tier 1 capital (CET 1)	49,457	48,066
Additional Tier 1 (AT1) capital instruments eligible under TLAC/MREL	11,378	8,328
Tier 2 (T2) capital instruments eligible under TLAC/MREL
Tier 2 (T2) capital instruments before TLAC/MREL adjustments	7,676	8,610
Tier 2 (T2) capital instruments adjustments for TLAC/MREL	628	2,478
Tier 2 (T2) capital instruments eligible under TLAC/MREL	8,304	11,088
Total regulatory capital elements of TLAC/MREL	69,139	67,483

Other elements of TLAC/MREL
Senior non-preferred plain vanilla	49,352	46,624
Holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	0
Total Loss Absorbing Capacity (TLAC)	118,491	114,106
Add back of holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	0
Available Own Funds and subordinated Eligible Liabilities (subordinated MREL)	118,491	114,106
Senior preferred plain vanilla	8,939	5,538
Senior preferred structured	6,441	3,609
Available Minimum Own Funds and Eligible Liabilities (MREL)	133,871	123,253

Risk Weighted Assets (RWA)	357,427	349,742
Leverage Ratio Exposure (LRE)	1,315,906	1,240,318

TLAC ratio
TLAC ratio (as percentage of RWA)	33.15	32.63
TLAC requirement (as percentage of RWA)	23.21	23.14
TLAC ratio (as percentage of Leverage Exposure)	9.00	9.20
TLAC requirement (as percentage of Leverage Exposure)	6.75	6.75
TLAC surplus over RWA requirement	35,538	33,167
TLAC surplus over LRE requirement	29,667	30,385

MREL subordination
MREL subordination ratio (as percentage of RWA)	33.15	32.63
MREL subordination requirement (as percentage of RWA)	24.60	24.68
MREL subordination ratio (as percentage of LRE)	9.00	9.20
MREL subordination requirement (as percentage of LRE)	6.95	6.92
MREL subordination surplus over RWA requirement	30,570	27,781
MREL subordination surplus over LRE requirement	27,036	28,276

MREL ratio
MREL ratio (as percentage of RWA)	37.45	35.24
MREL requirement (as percentage of RWA)	30.98	30.35
MREL ratio (as percentage of LRE)	10.17	9.94
MREL requirement (as percentage of LRE)	6.95	6.92
MREL surplus over RWA requirement	23,146	17,098
MREL surplus over LRE requirement	42,415	37,424

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Own Funds and Eligible Liabilities

To meet the MREL and TLAC requirement, Deutsche Bank needs to ensure that enough eligible liabilities instruments are maintained. Instruments eligible for MREL and TLAC are regulatory capital instruments (own funds) and liabilities that meet certain criteria, which are referred to as eligible liabilities.

Own funds used for MREL and TLAC include the full amount of Tier 2 capital instruments with a remaining maturity of greater than 1 year and less than 5 years which are reflected in regulatory capital on a pro-rata basis only.

Eligible liabilities are liabilities issued out of the resolution entity Deutsche Bank AG that meet eligibility criteria which are supposed to ensure that they are structurally suited as loss-absorbing capital. As a result, eligible liabilities exclude deposits which are covered by an insurance deposit protection scheme or which are preferred under German insolvency law (e.g., deposits from private individuals as well as small and medium-sized enterprises). Among other things, secured liabilities and derivatives liabilities are generally excluded as well. Debt instruments with embedded derivative features can be included under certain conditions (e.g., a known and fixed or increasing principal). In addition, eligible liabilities must have a remaining time to maturity of at least one year and must either be issued under the law of a Member State of the European Union or must include a bail-in clause in their contractual terms to make write-down or conversion effective. The SRB has granted a transitional period for liabilities issued under UK law on or before November 15, 2018, which do not include an enforceable and effective bail-in clause but can still be included in eligible liabilities after Brexit until June 28, 2025.

In addition, eligible liabilities need to be subordinated to be counted against the TLAC and MREL subordination requirements. Effective January 1, 2017, the German Banking Act provided for a new class of statutorily subordinated debt securities that rank as senior non-preferred below the bank’s other senior liabilities (but in priority to the bank’s contractually subordinated liabilities, such as those qualifying as Tier 2 instruments). Following a harmonization effort by the European Union implemented in Germany effective July 21, 2018, banks are permitted to now decide if a specific issuance of eligible senior debt will be in the non-preferred or in the preferred category. Any such senior non-preferred debt instruments issued by Deutsche Bank AG under such rules rank on parity with its outstanding debt instruments that were classified as senior non-preferred under the prior rules. All these senior non-preferred issuances meet the TLAC and MREL subordination criteria.

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Credit Risk Exposure

Deutsche Bank defines its credit exposure by taking into account all transactions where losses might occur due to the fact that counterparties may not fulfill their contractual payment obligations as defined under ‘Credit Risk Framework’.

Maximum Exposure to Credit Risk

The maximum exposure to credit risk table shows the direct exposure before consideration of associated collateral held and other credit enhancements (netting and hedges) that do not qualify for offset in the financial statements for the periods specified. The netting credit enhancement component includes the effects of legally enforceable netting agreements as well as the offset of negative mark-to-markets from derivatives against pledged cash collateral. The collateral credit enhancement component mainly includes real estate, collateral in the form of cash as well as securities-related collateral. In relation to collateral, the Group applies internally determined haircuts and additionally cap all collateral values at the level of the respective collateralized exposure.

Maximum Exposure to Credit Risk

	Dec 31, 2024
			Credit Enhancements
in € m.	Maximum exposure to credit risk[1]	Subject to impairment	Netting	Collateral	Guarantees and Credit derivatives[2]	Total credit enhancements
Financial assets at amortized cost³
Cash and central bank balances	147,511	147,511	−	0	−	0
Interbank balances (w/o central banks)	6,169	6,169	−	0	0	0
Central bank funds sold and securities purchased under resale agreements	40,802	40,802	−	40,580	−	40,580
Securities borrowed	44	44	−	32	−	32
Loans	484,603	484,603	−	264,252	44,211	308,463
Other assets subject to credit risk[4,5]	82,015	76,685	24,794	1,668	270	26,732
Total financial assets at amortized cost³	761,144	755,814	24,794	306,532	44,481	375,807
Financial assets at fair value through profit or loss[6]
Trading assets	134,118	−	−	1,207	612	1,819
Positive market values from derivative financial instruments	291,754	−	229,560	45,613	115	275,288
Non-trading financial assets mandatory at fair value through profit or loss	113,433	−	1,638	103,339	292	105,269
Of which:
Securities purchased under resale agreement	88,736	−	1,638	87,091	0	88,729
Securities borrowed	15,913	−	−	15,671	0	15,671
Loans	1,954	−	−	485	272	757
Financial assets designated at fair value through profit or loss	0	−	−	0	0	0
Total financial assets at fair value through profit or loss	539,304	−	231,198	150,159	1,019	382,376
Financial assets at fair value through OCI	42,090	42,090	0	4,077	1,168	5,244
Of which:
Securities purchased under resale agreement	2,786	2,786	−	2,455	0	2,455
Securities borrowed	0	0	−	0	0	0
Loans	5,068	5,068	−	454	1,168	1,621
Total financial assets at fair value through OCI	42,090	42,090	−	4,077	1,168	5,244
Financial guarantees and other credit related contingent liabilities⁷	73,468	73,467	−	4,410	9,227	13,637
Revocable and irrevocable lending commitments and other credit related commitments⁷	269,699	268,373	−	21,737	8,227	29,964
Total off-balance sheet	343,167	341,840	−	26,147	17,455	43,602

Maximum exposure to credit risk	1,685,705	1,139,745	255,993	486,915	64,122	807,029

1 Does not include credit derivative notional sold (€ 597,925 million) and credit derivative notional bought protection

2 Bought Credit protection is reflected with the notional of the underlying

3 All amounts at gross value before deductions of allowance for credit losses

4 All amounts at amortized cost (gross) except for qualifying hedge derivatives, which are reflected at Fair value through P&L

5 Includes Asset Held for Sale regardless of accounting classification

6 Excludes equities, other equity interests and commodities

7 Figures are reflected at notional amounts

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	Dec 31, 2023
			Credit Enhancements
in € m.	Maximum exposure to credit risk[1]	Subject to impairment	Netting	Collateral	Guarantees and Credit derivatives[2]	Total credit enhancements
Financial assets at amortized cost³
Cash and central bank balances	178,424	178,424	−	0	−	0
Interbank balances (w/o central banks)	6,144	6,144	−	0	0	0
Central bank funds sold and securities purchased under resale agreements	14,725	14,725	−	13,761	−	13,761
Securities borrowed	39	39	−	33	−	33
Loans	478,879	478,879	−	260,047	42,191	302,239
Other assets subject to credit risk[4,5]	82,826	77,520	24,037	914	644	25,594
Total financial assets at amortized cost³	761,036	755,731	24,037	274,755	42,835	341,626
Financial assets at fair value through profit or loss⁶
Trading assets	122,841	−	−	1,458	951	2,408
Positive market values from derivative financial instruments	251,856	−	195,499	40,036	12	235,547
Non-trading financial assets mandatory at fair value through profit or loss	87,153	−	1,931	76,894	92	78,917
Of which:
Securities purchased under resale agreement	65,937	−	1,931	63,877	0	65,807
Securities borrowed	13,036	−	−	12,863	0	12,863
Loans	812	−	−	89	72	160
Financial assets designated at fair value through profit or loss	75	−	−	0	0	0
Total financial assets at fair value through profit or loss	461,925	−	197,430	118,388	1,055	316,872
Financial assets at fair value through OCI	35,546	35,546	0	2,744	988	3,732
Of which:
Securities purchased under resale agreement	1,805	1,805	−	1,740	0	1,740
Securities borrowed	0	0	−	0	0	0
Loans	4,867	4,867	−	16	976	991
Total financial assets at fair value through OCI	35,546	35,546	−	2,744	988	3,732
Financial guarantees and other credit related contingent liabilities⁷	65,131	64,798	−	4,127	7,136	11,263
Revocable and irrevocable lending commitments and other credit related commitments⁷	255,409	254,016	−	21,736	6,779	28,515
Total off-balance sheet	320,540	318,814	−	25,863	13,915	39,777

Maximum exposure to credit risk	1,579,048	1,110,090	221,466	421,750	58,792	702,008

1 Does not include credit derivative notional sold (€ 540,063 million) and credit derivative notional bought protection

2 Bought Credit protection is reflected with the notional of the underlying

3 All amounts at gross value before deductions of allowance for credit losses

4 All amounts at amortized cost (gross) except for qualifying hedge derivatives, which are reflected at Fair value through P&L

5 Includes Asset Held for Sale regardless of accounting classification

6 Excludes equities, other equity interests and commodities

7 Figures are reflected at notional amounts

The overall increase in maximum exposure to credit risk for December 31, 2024 was € 106.7 billion mainly driven by increases of € 39.9 billion in positive market values from derivatives financial instruments, € 26.1 billion in central bank funds sold and securities purchased, € 22.8 billion in securities purchased under resale agreement at fair value through profit or loss, € 22.6 billion in off-balance sheet exposure, € 11.3 billion in trading assets, € 6.5 billion in financial assets at fair value through OCI, and € 5.7 billion in loans at amortized cost. These increases were partly offset by a decrease in cash and central bank balances of € 30.9 billion.

Trading assets as of December 31, 2024, includes traded bonds of € 120.0 billion (€ 112.5 billion as of December 31, 2023) of which over 82% were investment-grade (over 85% as of December 31, 2023).

Credit Enhancements are split into three categories: netting, collateral and guarantees/credit derivatives. Haircuts, parameter setting for regular margin calls as well as expert judgments for collateral valuation are employed to prevent market developments from leading to a build-up of uncollateralized exposures. All categories are monitored and reviewed regularly. Overall credit enhancements received are diversified and of adequate quality being largely cash, highly rated government bonds and third-party guarantees mostly from well rated banks and insurance companies. These financial institutions are domiciled mainly in European countries and the United States. Furthermore, the bank has collateral pools of highly liquid assets and mortgages (principally consisting of residential properties mainly in Germany) for the homogeneous retail portfolio.

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Main Credit Exposure Categories

The tables in this section show details about several of Deutsche Bank’s main credit exposure categories, namely Loans, Revocable and Irrevocable Lending Commitments, Contingent Liabilities, Over-The-Counter (“OTC”) Derivatives, Debt Securities and Repo and repo-style transactions:

– “Loans” are gross loans as reported on our balance sheet at amortized cost, loans at fair value through profit and loss and loans at fair value through other comprehensive income before deduction of allowance for credit losses; this includes “Traded loans” that are bought and held for the purpose of selling them in the near term, or the material risks of which have all been hedged or sold; from a regulatory perspective the latter category principally covers trading book positions

– “Revocable and irrevocable lending commitments” consist of the undrawn portion of revocable and irrevocable lending-related commitments

– “Contingent liabilities” consist of financial and performance guarantees, standby letters of credit and other similar arrangements (mainly indemnity agreements)

– “OTC derivatives” are the bank’s credit exposures from over-the-counter derivative transactions that the Group has entered into, after netting and cash collateral received; on the bank’s balance sheet, these are included in financial assets at fair value through profit or loss or, for derivatives qualifying for hedge accounting, in other assets, in either case only applying cash collateral received and netting eligible under IFRS

– “Debt securities” include debentures, bonds, deposits, notes or commercial paper, which are issued for a fixed term and redeemable by the issuer, as reported on our balance sheet within accounting categories at amortized cost and at fair value through other comprehensive income before deduction of allowance for credit losses, it also includes category at fair value through profit and loss; this includes “Traded bonds”, which are bonds, deposits, notes or commercial paper that are bought and held for the purpose of selling them in the near term; from a regulatory perspective the latter category principally covers trading book positions

– “Repo and repo-style transactions” consist of reverse repurchase transactions, as well as securities or commodities borrowing transactions, only applying collateral received and netting eligible under IFRS.

Although considered in the monitoring of maximum credit exposures, the following are not included in the details of the Group’s main credit exposure: brokerage and securities related receivables, cash and central bank balances, interbank balances (without central banks), assets held for sale, accrued interest receivables, traditional securitization positions.

Unless stated otherwise, the tables below reflect credit exposure before the consideration of collateral and risk mitigation or structural enhancements, except for OTC derivatives wherein they are post credit enhancements

Main Credit Exposure Categories by Business Divisions

	Dec 31, 2024
	Loans				Off-balance sheet		OTC derivatives
in € m.	at amortized cost¹	trading - at fair value through P&L	Designated/ mandatory at fair value through P&L	at fair value through OCI²	Revocable and irrevocable lending commitments³	Contingent liabilities	at fair value through P&L
Corporate Bank	116,674	212	508	4,110	170,667	67,067	47
Investment Bank	110,077	11,068	1,443	958	61,692	3,268	24,030
Private Bank	257,476	6	0	0	37,110	2,815	391
Asset Management	1	0	0	0	130	9	0
Corporate & Other	375	93	3	0	100	309	2,431
Total	484,603	11,380	1,954	5,068	269,699	73,468	26,899

	Dec 31, 2024
	Debt Securities			Repo and repo-style transactions⁷			Total
in € m.	at amortized cost⁵	at fair value through P&L	at fair value through OCI⁶	at amortized cost	at fair value through P&L	at fair value through OCI
Corporate Bank	266	14	0	9,033	0	0	368,598
Investment Bank	5,369	122,813	1,268	31,813	104,248	0	478,047
Private Bank	409	1	1	0	0	0	298,209
Asset Management	0	4,526	82	0	0	0	4,748
Corporate & Other	15,595	390	32,885	0	401	2,786	55,368
Total	21,638	127,744	34,236	40,846	104,649	2,786	1,204,970

1 Includes stage 3 and stage 3 POCI loans at amortized cost amounting to € 15.6 billion as of December 31, 2024

2 Includes stage 3 and stage 3 POCI loans at fair value through OCI amounting to € 60.7 million as of December 31, 2024

3 Includes stage 3 and stage 3 POCI off-balance sheet exposure amounting to € 2.2 billion as of December 31, 2024

4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting

5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 41.6 million as of December 31, 2024

6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 25.6 million as of December 31, 2024

7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed

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	Dec 31, 2023
	Loans				Off-balance sheet		OTC derivatives
in € m.	at amortized cost¹	trading - at fair value through P&L	Designated/ mandatory at fair value through P&L	at fair value through OCI²	Revocable and irrevocable lending commitments³	Contingent liabilities	at fair value through P&L⁴
Corporate Bank	116,732	456	303	4,393	158,490	59,781	55
Investment Bank	100,645	7,614	582	474	56,939	2,169	18,991
Private Bank	261,250	0	0	0	39,515	3,128	301
Asset Management	3	0	0	0	99	9	0
Corporate & Other	248	165	3	0	365	44	3,208
Total	478,879	8,235	887	4,867	255,409	65,131	22,555

	Dec 31, 2023
	Debt Securities			Repo and repo-style transactions⁷			Total
in € m.	at amortized cost⁵	at fair value through P&L	at fair value through OCI⁶	at amortized cost	at fair value through P&L	at fair value through OCI
Corporate Bank	294	19	0	595	0	0	341,118
Investment Bank	4,611	114,741	1,520	14,169	74,878	0	397,332
Private Bank	447	1	1	0	0	0	304,644
Asset Management	0	4,483	82	0	0	0	4,675
Corporate & Other	16,495	1,242	27,271	0	4,096	1,805	54,941
Total	21,847	120,485	28,874	14,764	78,973	1,805	1,102,711

1 Includes stage 3 and stage 3 POCI loans at amortized cost amounting to € 13.4 billion as of December 31, 2023

2 Includes stage 3 and stage 3 POCI loans at fair value through OCI amounting to € 44.2 million as of December 31, 2023

3 Includes stage 3 and stage 3 POCI off-balance sheet exposure amounting to € 2.3 billion as of December 31, 2023

4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting

5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 39.5 million as of December 31, 2023

6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 1.5 million as of December 31, 2023

7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed

Deutsche Bank’s total main credit exposure increased by € 102.3 billion year-on-year where € 80.7 billion of an increase in Investment Bank mainly driven by higher repo and repo style holding due to increased firm trading activities and client flows as well as growth in loans and € 27.5 billion of an increase in the Corporate Bank driven by growth in off balance sheet exposure due to new and refinanced deals. Exposure increases have been observed across all the products included in main credit exposures by business divisions, except for Private Bank, where a decrease of € 6.4 billion was observed.

Main Credit Exposure Categories by Industry Sectors

The below tables give an overview of the bank’s credit exposure by industry based on the NACE code of the counterparty. NACE (Nomenclature des Activités Économiques dans la Communauté Européenne) is a standard European industry classification system and does not have to be congruent with an internal risk based view applied elsewhere in this report.

141

Deutsche Bank
Annual Report 2024

	Dec 31, 2024
	Loans				Off-balance sheet		OTC derivatives
in € m.	at amortized cost¹	trading - at fair value through P&L	Designated/ mandatory at fair value through P&L	at fair value through OCI²	Revocable and irrevocable lending commitments³	Contingent liabilities	at fair value through P&L⁴
Agriculture, forestry and fishing	336	0	0	0	239	24	1
Mining and quarrying	1,885	2,392	66	0	5,934	1,275	145
Manufacturing	26,634	525	5	1,195	56,933	14,331	1,205
Electricity, gas, steam and air conditioning supply	4,346	632	0	38	8,870	4,489	150
Water supply, sewerage, waste management and remediation activities	595	0	0	3	1,013	264	50
Construction	4,330	244	0	30	3,039	3,244	13
Wholesale and retail trade, repair of motor vehicles and motorcycles	21,405	165	103	809	18,290	6,339	180
Transport and storage	4,766	416	63	103	5,373	1,201	164
Accommodation and food service activities	2,665	64	0	19	1,314	150	2
Information and communication	8,930	757	16	237	16,501	3,014	384
Financial and insurance activities⁸	126,640	3,944	1,177	1,589	95,492	34,889	22,093
Real estate activities⁹	49,859	1,005	136	535	7,868	399	326
Professional, scientific and technical activities	6,276	133	0	214	5,754	2,129	161
Administrative and support service activities	8,921	319	95	161	5,025	493	138
Public administration and defense, compulsory social security	5,740	458	14	24	7,438	120	286
Education	295	17	0	0	99	55	55
Human health services and social work activities	4,130	29	0	12	1,850	91	46
Arts, entertainment and recreation	820	4	0	15	1,166	83	17
Other service activities	6,214	260	280	81	7,013	628	1,305
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	199,811	0	0	0	20,488	246	174
Activities of extraterritorial organizations and bodies	5	17	0	0	1	3	4
Total	484,603	11,380	1,954	5,068	269,699	73,468	26,899

142

Deutsche Bank
Annual Report 2024

	Dec 31, 2024
	Debt Securities			Repo and repo-style transactions⁷			Total
in € m.	at amortized cost⁵	at fair value through P&L	at fair value through OCI⁶	at amortized cost	at fair value through P&L	at fair value through OCI
Agriculture, forestry and fishing	0	2	0	0	0	0	602
Mining and quarrying	41	553	2	0	0	0	12,293
Manufacturing	23	1,389	50	43	42	0	102,375
Electricity, gas, steam and air conditioning supply	71	915	28	0	0	0	19,541
Water supply, sewerage, waste management and remediation activities	0	143	1	0	0	0	2,070
Construction	264	344	285	0	0	0	11,793
Wholesale and retail trade, repair of motor vehicles and motorcycles	0	612	3	0	0	0	47,904
Transport and storage	159	461	3	0	0	0	12,710
Accommodation and food service activities	5	90	1	0	0	0	4,311
Information and communication	31	1,048	0	0	0	0	30,918
Financial and insurance activities	5,379	29,863	5,671	40,437	104,150	2,786	474,108
Real estate activities⁹	198	1,277	181	324	7	0	62,114
Professional, scientific and technical activities	48	256	105	0	0	0	15,075
Administrative and support service activities	19	471	4	0	16	0	15,661
Public administration and defense, compulsory social security	14,160	83,873	27,354	0	110	0	139,577
Education	0	262	14	0	0	0	797
Human health services and social work activities	103	289	0	0	1	0	6,550
Arts, entertainment and recreation	0	19	0	0	0	0	2,124
Other service activities	433	3,514	13	42	207	0	19,991
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	0	0	0	0	0	0	220,720
Activities of extraterritorial organizations and bodies	704	2,362	522	0	117	0	3,735
Total	21,638	127,744	34,236	40,846	104,649	2,786	1,204,970

1 Includes stage 3 and stage 3 POCI loans at amortized cost amounting to € 15.6 billion as of December 31, 2024

2 Includes stage 3 and stage 3 POCI loans at fair value through OCI amounting to € 60.7 million as of December 31, 2024

3 Includes stage 3 and stage 3 POCI off-balance sheet exposure amounting to € 2.2 billion as of December 31, 2024

4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting

5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 41.6 million as of December 31, 2024

6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 25.6 million as of December 31, 2024

7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed

8 Includes exposure to Corporates including Holding Companies of € 108 billion, Asset-Backed Securities of € 49 billion, Banks of € 66 billion, Insurance of € 9 billion, Financial Intermediaries of € 15 billion and Public Sector of € 17 billion, all based on internal client classification

9 Non-recourse Commercial Real Estate portfolio based on Deutsche Bank’s definition is € 36 billion

143

Deutsche Bank
Annual Report 2024

	Dec 31, 2023
	Loans				Off-balance sheet		OTC derivatives
in € m.	at amortized cost¹	trading - at fair value through P&L	Designated/ mandatory at fair value through P&L	at fair value through OCI²	Revocable and irrevocable lending commitments³	Contingent liabilities	at fair value through P&L⁴
Agriculture, forestry and fishing	384	2	0	0	224	32	1
Mining and quarrying	2,774	230	126	0	4,893	1,409	47
Manufacturing	28,397	285	5	1,877	53,572	13,809	1,303
Electricity, gas, steam and air conditioning supply	4,081	307	75	272	6,475	2,967	142
Water supply, sewerage, waste management and remediation activities	486	0	0	0	523	148	38
Construction	4,257	217	1	20	2,965	3,060	7
Wholesale and retail trade, repair of motor vehicles and motorcycles	21,030	233	79	784	16,540	6,247	599
Transport and storage	4,924	616	13	63	6,088	1,108	173
Accommodation and food service activities	1,862	3	0	0	1,015	138	10
Information and communication	7,589	372	21	100	13,244	3,209	289
Financial and insurance activities⁸	110,901	3,840	276	1,281	90,138	28,491	18,175
Real estate activities⁹	49,267	1,302	103	122	7,061	183	304
Professional, scientific and technical activities	6,889	68	0	0	6,190	2,213	172
Administrative and support service activities	8,911	148	169	157	5,007	577	486
Public administration and defense, compulsory social security	5,731	364	10	27	6,759	123	303
Education	279	2	0	0	72	55	68
Human health services and social work activities	4,390	42	0	0	1,725	127	53
Arts, entertainment and recreation	1,017	22	0	33	1,402	102	49
Other service activities	4,727	183	10	130	4,534	850	165
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	210,981	0	0	1	26,981	282	140
Activities of extraterritorial organizations and bodies	0	0	0	0	0	2	29
Total	478,879	8,235	887	4,867	255,409	65,131	22,555

144

Deutsche Bank
Annual Report 2024

	Dec 31, 2023
	Debt Securities			Repo and repo-style transactions⁷			Total
in € m.	at amortized cost⁵	at fair value through P&L	at fair value through OCI⁶	at amortized cost	at fair value through P&L	at fair value through OCI
Agriculture, forestry and fishing	0	0	0	0	0	0	643
Mining and quarrying	46	486	2	0	0	0	10,012
Manufacturing	0	1,481	54	0	0	0	100,783
Electricity, gas, steam and air conditioning supply	175	776	20	0	0	0	15,289
Water supply, sewerage, waste management and remediation activities	29	26	0	0	0	0	1,250
Construction	130	387	133	0	0	0	11,177
Wholesale and retail trade, repair of motor vehicles and motorcycles	0	458	2	0	0	0	45,973
Transport and storage	66	481	15	0	0	0	13,548
Accommodation and food service activities	5	90	0	0	0	0	3,124
Information and communication	95	531	0	0	0	0	25,449
Financial and insurance activities⁸	4,639	25,416	4,789	14,695	76,785	1,805	381,232
Real estate activities⁹	227	1,159	546	69	0	0	60,343
Professional, scientific and technical activities	49	151	111	0	0	0	15,843
Administrative and support service activities	51	436	8	0	0	0	15,950
Public administration and defense, compulsory social security	15,907	83,791	22,725	0	2,154	0	137,893
Education	0	160	9	0	0	0	645
Human health services and social work activities	99	95	11	0	0	0	6,543
Arts, entertainment and recreation	0	58	0	0	0	0	2,683
Other service activities	124	3,028	151	0	34	0	13,936
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	0	0	0	0	0	0	238,385
Activities of extraterritorial organizations and bodies	205	1,476	298	0	0	0	2,010
Total	21,847	120,485	28,874	14,764	78,973	1,805	1,102,711

1 Includes stage 3 and stage 3 POCI loans at amortized cost amounting to € 13.4 billion as of December 31, 2023

2 Includes stage 3 and stage 3 POCI loans at fair value through OCI amounting to € 44.2 million as of December 31, 2023

3 Includes stage 3 and stage 3 POCI off-balance sheet exposure amounting to € 2.3 billion as of December 31, 2023

4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting

5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 39.5 million as of December 31, 2023

6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 1.5 million as of December 31, 2023

7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed

8 Includes exposure to Corporates including Holding Companies of € 96 billion, Asset-Backed Securities of € 44 billion, Banks of € 55 billion, Insurance of € 13 billion, Financial Intermediaries of € 10 billion and Public Sector of € 16 billion, all based on internal client classification

9 Non-recourse Commercial Real Estate portfolio based on Deutsche Bank’s definition is € 38 billion

All credit exposures are subject to the same credit underwriting requirements stipulated in the bank’s “Principles for Managing Credit Risk”, including various controls according to single name, country, industry and product/asset class-specific concentration.

Material transactions, such as loans underwritten with the intention to sell down or distribute part of the risk to third parties, are subject to review and approval by senior credit risk management professionals and (depending upon size) an underwriting committee and/or the Management Board. High emphasis is placed on structuring and pricing such transactions so that de-risking can be achieved in a timely manner and – where Deutsche Bank takes market price risk – to mitigate such market risk.

The Group’s credit exposure to the ten largest counterparties accounted for 11% of the bank’s aggregated total credit exposure in these categories as of December 31, 2024, compared with 12% as of December 31, 2023. The top ten counterparty exposures were well-rated counterparties or otherwise related to structured trades which show high levels of risk mitigation.

The Group’s amortized cost loan exposure within above categories is mostly with borrowers of good credit quality. Moreover, with the focus on the Corporate Bank and Investment Bank, loan exposure is subject to further risk mitigation through the bank’s e.g., Strategic Corporate Lending unit.

Deutsche Bank’s household loan exposure is principally associated with Private Bank portfolios.

145

Deutsche Bank
Annual Report 2024

The bank’s amortized cost loan exposure of € 49.9 billion to Real Estate activities as reported above is based on NACE code classification and comprises of recourse and non-recourse financing, across various parts of the group and client segment. This includes € 24.0 billion of loans which is based on Deutsche Bank’s definition of non-recourse CRE loans. For more information on non-recourse CRE loans, see section Focus areas.

The Group’s commercial real estate loans, primarily originated in the U.S. and Europe, are generally secured by first mortgages on the underlying real estate property. Deutsche Bank originates fixed and floating rate loans and selectively acquires (generally at substantial discount) sub-/non-performing loans sold by financial institutions. The underwriting process is stringent and the exposure is managed under separate portfolio limits. Credit underwriting policy guidelines provide that LTV ratios of generally less than 75% are adhered to at loan origination. Additionally, given the significance of the underlying collateral, independent external appraisals are commissioned for all secured loans by a valuation team (part of the independent Credit Risk Management function) which is also responsible for reviewing and challenging the reported real estate values regularly. Deutsche Bank originates loans for distribution in the banking market or via securitization. In this context Deutsche Bank frequently retains a portion of the syndicated loans while securitized positions may be entirely sold (except where regulation requires retention of economic risk). Mezzanine or other junior tranches of debt are retained only in exceptional cases. The bank also participates in conservatively underwritten unsecured lines of credit to well-capitalized real estate investment trusts and other real estate operating companies.

Commercial real estate property valuations and rental incomes can be significantly impacted by macro-economic conditions and idiosyncratic events affecting the underlying properties. Accordingly, the portfolio is categorized as higher risk and hence subject to the aforementioned tight restrictions on concentration.

Deutsche Bank’s exposure to Financial and Insurance Activities is € 474.1 billion as of December 31, 2024 which also includes exposures to Asset Backed Securities, Banks, Insurance, Financial intermediaries, Public Sector as well as to Corporates including Holding Companies. Exposures are managed using bespoke risk management frameworks, trade-by-trade approvals and relevant risk appetite metrics. Total loans across all applicable measurement categories amounted to € 133.4 billion, total repo and repo style transactions across all applicable measurement categories amounted to € 147.4 billion and off-balance sheet activities amounted to € 130.4 billion as of December 31, 2024 and were principally associated with Investment Bank and Corporate Bank portfolios, which were majorly held in North America and Europe.

Main credit exposure categories by geographical region

	Dec 31, 2024
	Loans				Off-balance sheet		OTC derivatives
in € m.	at amortized cost¹	trading - at fair value through P&L	Designated/ mandatory at fair value through P&L	at fair value through OCI²	Revocable and irrevo- cable lending commitments³	Contingent liabilities	at fair value through P&L⁴
Europe	326,256	3,420	702	1,843	146,860	42,033	15,611
Of which:
Germany	215,983	304	353	512	72,341	15,761	4,393
United Kingdom	11,044	365	23	163	12,589	4,418	3,594
France	4,319	69	39	33	6,967	2,111	746
Luxembourg	17,119	944	14	131	8,737	546	1,780
Italy	23,190	229	24	69	4,424	5,302	266
Netherlands	9,593	265	4	332	9,452	2,964	1,460
Spain	15,580	109	40	123	3,833	4,633	169
Ireland	6,483	271	195	61	5,057	295	568
Switzerland	6,050	19	0	196	8,562	2,548	434
Poland	2,890	0	0	15	2,358	181	5
Belgium	1,991	33	0	80	1,685	1,582	181
Russian Federation⁸	102	0	0	12	1	21	0
Ukraine⁸	98	172[9]	0	0	0	5	0
Other Europe⁸	11,813	639	10	116	10,855	1,665	2,016
North America	108,465	3,262	931	2,324	110,332	14,856	5,890
Of which:
U.S.	95,186	2,986	507	2,095	102,989	13,462	4,923
Cayman Islands	5,969	151	319	87	2,770	660	515
Canada	1,491	121	33	118	2,584	223	202
Other North America	5,819	4	72	24	1,989	511	250
Asia/Pacific	40,066	1,433	309	611	9,941	15,232	5,155
Of which:
Japan	1,744	151	42	77	532	645	598
Australia	3,404	238	0	9	2,918	1,371	512
India	9,001	24	25	0	1,405	3,789	104
China	4,245	4	95	24	443	1,852	754
Singapore	5,146	95	17	129	1,136	2,128	291
Hong Kong	3,062	90	0	87	723	366	229
Other Asia/Pacific	13,466	831	130	285	2,783	5,082	2,666
Other geographical areas	9,816	3,265	11	289	2,567	1,348	244
Total	484,603	11,380	1,954	5,068	269,699	73,468	26,899

146

Deutsche Bank
Annual Report 2024

	Dec 31, 2024
	Debt Securities			Repo and repo-style transactions⁷			Total
in € m.	at amortized cost⁵	at fair value through P&L	at fair value through OCI⁶	at amortized cost	at fair value through P&L	at fair value through OCI
Europe	10,408	57,024	15,388	27,957	34,516	283	682,300
Of which:
Germany	321	7,899	1,887	2,033	855	0	322,643
United Kingdom	487	12,141	1,983	12,407	14,163	0	73,376
France	1,511	7,855	3,888	4,077	8,058	0	39,672
Luxembourg	0	2,699	472	127	3,615	0	36,184
Italy	4,914	8,038	985	4,144	1,425	0	53,011
Netherlands	87	2,014	33	0	71	0	26,276
Spain	1,489	4,096	359	1,388	33	0	31,853
Ireland	1,326	1,695	8	29	1,065	0	17,053
Switzerland	0	1,657	1	2,658	280	0	22,404
Poland	0	262	3,554	0	84	0	9,349
Belgium	0	4,197	1,572	0	5	0	11,325
Russian Federation⁸	0	3	0	0	0	0	138
Ukraine⁸	0	165	13	0	0	0	454
Other Europe⁸	273	4,304	634	1,094	4,861	283	38,562
North America	7,227	34,972	12,695	8,205	52,388	0	361,546
Of which:
U.S.	6,854	33,637	12,499	4,991	39,389	0	319,517
Cayman Islands	373	370	0	3,032	9,388	0	23,634
Canada	0	872	195	0	3,575	0	9,415
Other North America	0	93	0	182	36	0	8,979
Asia/Pacific	3,844	28,246	5,995	3,839	17,524	1,006	133,202
Of which:
Japan	6	2,985	964	178	8,815	0	16,736
Australia	2,526	2,374	311	212	2,720	0	16,596
India	658	6,630	75	0	0	681	22,391
China	0	4,400	274	0	952	0	13,042
Singapore	61	946	738	0	711	0	11,397
Hong Kong	9	559	553	0	329	0	6,007
Other Asia/Pacific	584	10,353	3,081	3,449	3,997	326	47,032
Other geographical areas	160	7,501	158	845	222	1,497	27,923
Total	21,638	127,744	34,236	40,846	104,649	2,786	1,204,970

1 Includes stage 3 and stage 3 POCI loans at amortized cost amounting to € 15.6 billion as of December 31, 2024

2 Includes stage 3 and stage 3 POCI loans at fair value through OCI amounting to € 60.7 million as of December 31, 2024

3 Includes stage 3 and stage 3 POCI off-balance sheet exposure amounting to € 2.2 billion as of December 31, 2024

4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting

5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 41.6 million as of December 31, 2024

6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 25.6 million as of December 31, 2024

7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed

8 Thematic addition on back of the ongoing border conflict between the Russian Federation and Ukraine

9 Ukraine trading loan exposure driven by financing, materially guaranteed by supranational development bank. Net exposure considering broader risk mitigation structure is deminimis

147
Deutsche Bank
Annual Report 2024

	Dec 31, 2023
	Loans				Off-balance sheet		OTC derivatives
in € m.	at amortized cost¹	trading - at fair value through P&L	Designated/ mandatory at fair value through P&L	at fair value through OCI²	Revocable and irrevo- cable lending commitments³	Contingent liabilities	at fair value through P&L⁴
Europe	332,859	2,906	516	1,698	148,778	39,716	14,813
Of which:
Germany	225,639	321	70	409	76,810	16,532	4,146
United Kingdom	8,323	239	97	252	13,175	3,102	4,834
France	4,587	76	75	317	7,868	1,876	694
Luxembourg	18,056	612	23	142	8,493	641	970
Italy	23,490	138	32	16	4,842	5,021	219
Netherlands	8,996	248	8	252	9,279	2,863	1,463
Spain	16,073	230	24	91	3,738	4,330	219
Ireland	5,273	331	184	87	4,237	351	542
Switzerland	6,827	37	1	0	8,206	2,558	355
Poland	2,617	0	0	16	2,569	176	6
Belgium	1,742	23	0	58	1,551	623	144
Russian Federation⁸	243	6	0	7	26	21	0
Ukraine⁸	8	208[9]	0	0	3	5	0
Other Europe⁸	10,984	435	2	50	7,981	1,617	1,222
North America	101,306	2,325	238	2,378	95,768	12,172	4,745
Of which:
U.S.	89,570	2,202	178	2,247	89,460	10,754	3,269
Cayman Islands	4,985	50	0	0	2,383	787	963
Canada	1,396	49	3	106	2,048	226	324
Other North America	5,356	24	56	24	1,877	405	188
Asia/Pacific	35,807	1,746	123	597	9,031	12,093	2,745
Of which:
Japan	1,404	328	34	10	481	451	459
Australia	3,203	250	0	0	2,652	830	153
India	7,576	78	88	23	921	3,774	53
China	4,254	1	0	22	413	1,442	762
Singapore	3,789	362	0	189	1,558	1,357	157
Hong Kong	2,259	64	0	82	836	607	242
Other Asia/Pacific	13,323	662	1	271	2,170	3,632	919
Other geographical areas	8,906	1,259	10	193	1,831	1,151	252
Total	478,879	8,235	887	4,867	255,409	65,131	22,555

148

Deutsche Bank
Annual Report 2024

	Dec 31, 2023
	Debt Securities			Repo and repo-style transactions⁷			Total
in € m.	at amortized cost⁵	at fair value through P&L	at fair value through OCI⁶	at amortized cost	at fair value through P&L	at fair value through OCI
Europe	9,661	52,205	12,884	6,021	17,184	395	639,636
Of which:
Germany	830	10,114	1,388	348	1,351	0	337,957
United Kingdom	219	10,475	1,504	461	3,773	0	46,454
France	0	7,756	2,901	657	5,100	0	31,906
Luxembourg	0	2,180	537	9	206	0	31,870
Italy	4,890	7,953	1,030	2,251	1,688	0	51,571
Netherlands	0	2,289	27	0	99	0	25,526
Spain	1,487	3,144	358	1,587	35	0	31,318
Ireland	1,563	1,269	7	0	960	0	14,804
Switzerland	0	1,289	1	0	225	0	19,499
Poland	0	473	2,899	0	98	0	8,852
Belgium	0	1,759	1,606	0	11	0	7,517
Russian Federation⁸	0	31	0	0	0	0	333
Ukraine⁸	0	73	7	0	0	0	305
Other Europe⁸	672	3,401	619	707	3,638	395	31,724
North America	9,433	32,184	11,503	5,855	47,782	0	325,688
Of which:
U.S.	9,415	31,042	11,320	2,979	14,357	0	266,793
Cayman Islands	0	495	0	2,876	33,284	0	45,823
Canada	0	546	183	0	54	0	4,936
Other North America	18	101	0	0	88	0	8,137
Asia/Pacific	2,428	31,297	4,295	2,620	13,860	858	117,499
Of which:
Japan	22	3,017	485	431	8,818	0	15,941
Australia	1,725	2,387	315	0	284	0	11,800
India	414	5,858	62	0	0	279	19,126
China	0	7,977	98	0	1,365	0	16,334
Singapore	0	1,396	665	0	683	0	10,156
Hong Kong	9	738	463	0	124	0	5,424
Other Asia/Pacific	258	9,922	2,206	2,189	2,587	579	38,718
Other geographical areas	325	4,799	191	268	148	552	19,887
Total	21,847	120,485	28,874	14,764	78,973	1,805	1,102,711

1 Includes stage 3 and stage 3 POCI loans at amortized cost amounting to € 13.4 billion as of December 31, 2023

2 Includes stage 3 and stage 3 POCI loans at fair value through OCI amounting to € 44.2 million as of December 31, 2023

3 Includes stage 3 and stage 3 POCI off-balance sheet exposure amounting to € 2.3 billion as of December 31, 2023

4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting

5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 39.5 million as of December 31, 2023

6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 1.5 million as of December 31, 2023

7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed

8 Thematic addition on back of the ongoing border conflict between the Russian Federation and Ukraine

9 Ukraine trading loan exposure driven by financing, materially guaranteed by supranational development bank. Net exposure considering broader risk mitigation structure is deminimis

The tables above provide an overview of Deutsche Bank’s credit exposure by geographical region, allocated based on the counterparty’s country of domicile. The domicile view might differ from any internal risk based view applied elsewhere in this report

The Group’s largest concentration of credit risk within loans from a regional perspective is in its home market Germany, with a significant share in households, which includes the majority of the mortgage lending and home loan business.

Within OTC derivatives, tradable assets as well as repo and repo-style transactions, the largest concentrations from a regional perspective were in Europe and North America.

Credit Exposure Classification

Deutsche Bank also classifies its credit exposure along business divisions, which is in line with the divisionally aligned chief risk officer mandates. The section below discloses the credit exposure of the Corporate Bank and the Investment Bank together. The subsequent section provides the credit exposure for the Private Bank.

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Corporate Bank and Investment Bank credit exposure

The tables below show the main Corporate Bank and Investment Bank Credit Exposure by product types and internal rating bands. Please refer to section "Measuring Credit Risk" for more details about the bank’s internal ratings.

Main Corporate Bank and Investment Bank credit exposure categories according to the bank’s internal creditworthiness categories of the counterparties – gross

		Dec 31, 2024
in € m. (unless stated otherwise)		Loans				Off-balance sheet		OTC derivatives
Ratingband	Probability of default in %[1]	at amortized cost	trading - at fair value through P&L	Designated/ mandatory at fair value through P&L	at fair value through OCI	Revocable and irrevo- cable lending commitments	Contingent liabilities	at fair value through P&L2
iAAA–iAA	> 0.00 ≤ 0.04	18,371	177	84	209	28,227	6,007	10,133
iA	> 0.04 ≤ 0.11	47,908	60	542	1,167	69,746	32,937	7,440
iBBB	> 0.11 ≤ 0.5	66,741	3,207	131	2,537	88,790	22,201	4,101
iBB	> 0.5 ≤ 2.27	64,486	4,983	561	1,080	34,521	6,015	2,202
iB	> 2.27 10.22	21,094	713	399	10	8,865	2,244	104
iCCC and below	> 10.22 ≤ 100	8,153	2,141	235	65	2,210	931	97
Total		226,751	11,280	1,951	5,068	232,359	70,335	24,077

		Dec 31, 2024
in € m. (unless stated otherwise)		Debt Securities			Repo and repo-style transactions
Ratingband	Probability of default in %[1]	at amortized cost	at fair value through P&L	at fair value through OCI	at amortized cost	at fair value through P&L	at fair value through OCI	Total
iAAA–iAA	> 0.00 0.04	694	64,329	192	17,775	39,458	−	185,657
iA	> 0.04 ≤ 0.11	2,469	14,985	46	7,374	8,817	−	193,490
iBBB	> 0.11 ≤ 0.5	1,021	19,851	149	7,506	13,055	−	229,290
iBB	> 0.5 ≤ 2.27	1,319	22,194	431	7,390	41,123	−	186,303
iB	> 2.27 ≤ 10.22	90	643	402	686	1,795	−	37,044
iCCC and below	> 10.22 ≤ 100	42	825	47	115	0	−	14,862
Total		5,635	122,827	1,268	40,846	104,248	−	846,645

1 Reflects the probability of default for a one year time horizon

2 Includes the effect of netting agreements and cash collateral received where applicable

Main Corporate Bank and Investment Bank credit exposure categories according to the bank’s internal creditworthiness categories of the counterparties – net

		Dec 31, 2024¹
in € m. (unless stated otherwise)		Loans				Off-balance sheet		OTC derivatives
Ratingband	Probability of default in %[2]	at amortized cost	trading - at fair value through P&L	Designated/ mandatory at fair value through P&L	at fair value through OCI	Revocable and irrevo- cable lending commitments	Contingent liabilities	at fair value through P&L
iAAA–iAA	> 0.00 0.04	10,671	99	84	64	26,953	5,128	4,893
iA	> 0.04 ≤ 0.11	36,198	60	392	953	67,092	29,677	4,140
iBBB	> 0.11 ≤ 0.5	30,736	2,869	56	1,836	82,049	17,106	2,948
iBB	> 0.5 ≤ 2.27	27,152	4,122	480	520	30,381	4,366	1,889
iB	> 2.27 ≤ 10.22	6,049	503	189	10	8,258	1,290	103
iCCC and below	> 10.22 ≤ 100	4,285	1,570	57	55	2,127	348	96
Total		115,091	9,223	1,258	3,438	216,860	57,915	14,069

		Dec 31, 2024¹
in € m. (unless stated otherwise)		Debt Securities			Repo and repo-style transactions
Ratingband	Probability of default in %[2]	at amortized cost	at fair value through P&L	at fair value through OCI	at amortized cost	at fair value through P&L	at fair value through OCI	Total
iAAA–iAA	> 0.00 0.04	694	64,254	192	7	261	−	113,301
iA	> 0.04 ≤ 0.11	2,469	14,985	46	106	13	−	156,131
iBBB	> 0.11 ≤ 0.5	562	19,756	136	6	35	−	158,096
iBB	> 0.5 ≤ 2.27	860	21,684	334	0	1,087	−	92,874
iB	> 2.27 ≤ 10.22	20	537	362	0	0	−	17,321
iCCC and below	> 10.22 ≤ 100	42	711	47	0	0	−	9,338
Total		4,647	121,927	1,117	119	1,396	−	547,060

1 Net of eligible collateral, guarantees and hedges based on IFRS requirements

2 Reflects the probability of default for a one year time horizon

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The tables below show the main Corporate Bank and Investment Bank credit exposure for 2023 by product types and internal rating bands.

Main Corporate Bank and Investment Bank credit exposure categories according to the bank’s internal creditworthiness categories of the counterparties – gross

		Dec 31, 2023
in € m. (unless stated otherwise)		Loans				Off-balance sheet		OTC derivatives
Ratingband	Probability of default in %[1]	at amortized cost	trading - at fair value through P&L	Designated/ mandatory at fair value through P&L	at fair value through OCI	Revocable and irrevo- cable lending commitments	Contingent liabilities	at fair value through P&L2
iAAA–iAA	> 0.00 ≤ 0.04	21,676	149	14	188	24,401	4,461	7,388
iA	> 0.04 ≤ 0.11	38,612	344	167	663	65,969	29,510	5,409
iBBB	> 0.11 ≤ 0.5	72,532	922	307	3,546	84,267	19,602	3,807
iBB	> 0.5 ≤ 2.27	54,351	3,566	50	369	29,111	5,248	1,978
iB	> 2.27 ≤ 10.22	21,562	1,268	62	35	9,262	2,492	413
iCCC and below	> 10.22 ≤ 100	8,645	1,822	284	65	2,420	636	51
Total		217,378	8,070	884	4,867	215,429	61,950	19,046

		Dec 31, 2023
in € m. (unless stated otherwise)		Debt Securities			Repo and repo-style transactions
Ratingband	Probability of default in %[1]	at amortized cost	at fair value through P&L	at fair value through OCI	at amortized cost	at fair value through P&L	at fair value through OCI	Total
iAAA–iAA	> 0.00 ≤ 0.04	1,085	60,918	71	1,267	24,801	−	146,419
iA	> 0.04 ≤ 0.11	1,614	18,476	23	4,244	7,727	−	172,758
iBBB	> 0.11 ≤ 0.5	1,181	18,180	180	2,467	9,207	−	216,197
iBB	> 0.5 ≤ 2.27	836	16,009	962	2,840	30,237	−	145,555
iB	> 2.27 ≤ 10.22	150	755	282	3,947	2,907	−	43,136
iCCC and below	> 10.22 ≤ 100	39	421	1	0	0	−	14,385
Total		4,905	114,760	1,520	14,764	74,878	−	738,451

1 Reflects the probability of default for a one year time horizon

2 Includes the effect of netting agreements and cash collateral received where applicable

Main Corporate Bank and Investment Bank credit exposure categories according to the bank’s internal creditworthiness categories of the counterparties – net

		Dec 31, 2023¹
in € m. (unless stated otherwise)		Loans				Off-balance sheet		OTC derivatives
Ratingband	Probability of default in %[2]	at amortized cost	trading - at fair value through P&L	Designated/ mandatory at fair value through P&L	at fair value through OCI	Revocable and irrevo- cable lending commitments	Contingent liabilities	at fair value through P&L
iAAA–iAA	> 0.00 0.04	13,529	149	14	30	22,874	3,766	4,817
iA	> 0.04 ≤ 0.11	28,218	38	167	663	64,306	27,109	3,424
iBBB	> 0.11 ≤ 0.5	35,191	426	242	2,842	78,680	15,924	2,855
iBB	> 0.5 ≤ 2.27	21,830	2,947	24	256	25,986	3,611	1,833
iB	> 2.27 ≤ 10.22	6,239	831	45	5	8,674	1,234	374
iCCC and below	> 10.22 ≤ 100	4,155	1,387	70	65	2,336	365	50
Total		109,162	5,778	562	3,861	202,856	52,009	13,352

		Dec 31, 2023¹
in € m. (unless stated otherwise)		Debt Securities			Repo and repo-style transactions
Ratingband	Probability of default in %[2]	at amortized cost	at fair value through P&L	at fair value through OCI	at amortized cost	at fair value through P&L	at fair value through OCI	Total
iAAA–iAA	> 0.00 0.04	1,085	60,918	71	50	0		107,303
iA	> 0.04 0.11	1,614	18,476	23	105	16		144,160
iBBB	> 0.11 ≤ 0.5	600	17,959	180	0	4	−	154,903
iBB	> 0.5 ≤ 2.27	263	15,640	345	0	6	−	72,739
iB	> 2.27 ≤ 10.22	59	380	282	1,445	1,845	−	21,414
iCCC and below	> 10.22 ≤ 100	33	400	1	0	0	−	8,861
Total		3,653	113,773	903	1,600	1,870	−	509,380

1 Net of eligible collateral, guarantees and hedges based on IFRS requirements

2 Reflects the probability of default for a one year time horizon

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The above tables show an overall increase in the Corporate Bank and Investment Bank gross exposure in 2024 of € 108.2 billion or 15%. Repo and repo-style transactions increased by € 55.5 billion, mainly driven by increased firm trading activities and client flows. From a regional perspective, the increase was primarily attributable to counterparties domiciled in the United Kingdom and United State of America. Off-balance sheet positions increased by € 25.3 billion, mainly driven by new commitments issued during the period. Loans increased by € 13.8 billion, primarily in the Investment Bank. Debt Securities at fair value through profit and loss increased by € 8.1 billion, mainly due to client flows and desk positioning and increase in OTC Derivatives of € 5.0 billion is primarily due to increase in foreign exchange derivatives product.

The Group uses risk mitigation techniques as described above to optimize Corporate Bank and Investment Bank credit exposures and reduce potential credit losses. The tables for “net” exposure disclose the development of the bank’s Corporate Bank and Investment Bank credit exposures net of collateral, guarantees and hedges.

Risk Mitigation for Credit Exposure

Strategic Corporate Lending (“SCL”) unit helps to mitigate the risk of the bank’s corporate credit exposures. The notional amount of SCL’s risk reduction activities increased from € 37.7 billion as of December 31, 2023, to € 43.2 billion as of December 31, 2024.

As of year-end 2024, SCL mitigated the credit risk of € 38.4 billion of loans and lending-related commitments, through synthetic collateralized loan obligations supported predominantly by financial guarantees. This position totaled € 32.0 billion as of December 31, 2023.

SCL also held credit derivatives with an underlying notional amount of € 4.7 billion as of December 31, 2024. The position totaled € 5.7 billion as of December 31, 2023. The credit derivatives used for the bank’s portfolio management activities are accounted for at fair value.

The bank executes additional hedges in other businesses and at a group level to reduce single name concentration risks and manage its capital efficiently. These hedges are likely to increase in the medium-term as the bank drives the next stages of its strategic delivery. The Bank also uses private risk insurance and export credit agency cover to manage noncollateralized exposures.

Private Bank credit exposure

Private Bank credit exposure, credit exposure in stage 3 and net credit costs

	Total exposure in € m.		of which loan book in € m.		Credit exposure stage 3 in € m.		Net credit costs as a% of total exposure¹
	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Consumer Finance	40,098	41,341	25,571	25,707	1,689	1,728	1.26%	0.97%
Mortgages	162,057	169,260	159,510	164,892	2,212	1,620	0.09%	0.08%
Business Finance	15,878	16,469	12,420	13,314	1,058	1,052	0.63%	0.55%
Wealth Management	79,592	76,179	59,894	56,581	3,134	2,155	0.13%	0.20%
Other	583	1,396	81	757	24	34	(0.01%)	0.26%
Total	298,209	304,644	257,476	261,250	8,118	6,589	0.29%	0.26%

1 Net credit costs for the twelve months period ended at the respective balance sheet date divided by the total exposure at that balance sheet date.

Consumer Finance is divided into personal instalment loans, credit lines and credit cards. Consumer Finance business is uncollateralized, loan risk depends on client quality. Various lending requirements are stipulated, including (but not limited to) client rating, maximum loan amounts and maximum tenors, and are adapted to individual circumstances of the borrower (i.e., for consumer loans maximum loan amount and maximum tenor taking into account amongst others customer net income). Given the largely homogeneous nature of this portfolio, counterparty credit-worthiness and ratings are derived by utilizing an automated decision engine.

Mortgage business is financing of real estates with focus on residential properties (primarily owner-occupied) sold by various business channels in Europe, primarily in Germany but also in Spain and Italy. The level of credit risk of the mortgage loan portfolio is determined by assessing the quality of the client and the underlying collateral. The loan amounts are generally larger than Consumer Finance loans and they are extended for longer time horizons. Based on the bank’s underwriting criteria and processes and the diversified portfolio (customers/properties) with respective collateralization, the mortgage portfolio is categorized as lower risk, while consumer finance is categorized as high risk.

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Business Finance represents credit products for small businesses, SME up to large corporates. Products range from current accounts and credit lines to investment loans or revolving facilities, factoring, leasing and derivatives. Clients are located primarily in Italy and Spain, but credit can also be extended to subsidiaries abroad, mostly in Europe.

Wealth Management offers globally customized wealth management solutions and private banking services including discretionary portfolio management and traditional and alternative investment solutions, complemented by structured risk management, wealth planning, lending and family office services for wealth, high-net-worth (HNW) and ultra-high-net-worth (UHNW) individuals and family offices. Wealth Management’s total exposure is divided into Lombard Lending (against readily marketable liquid collateral/securities) and Structured Lending (against less liquid collateral). While the level of credit risk for the Lombard portfolio is determined by assessing the quality of the underlying collateral, the level of credit risk for the structured portfolio is determined by assessing both the quality of the client and the collateral. Products range from secured Lombard and mortgage loans to current accounts (Europe only), credit lines and other loans; to a lesser extent derivatives and contingencies.

Private Bank mortgage loan-to-value1

	Dec 31, 2024	Dec 31, 2023
≤ 50%	65%	65%
> 50 ≤ 70%	16%	16%
> 70 ≤ 90%	10%	11%
> 90 ≤ 100%	3%	3%
> 100 ≤ 110%	2%	2%
> 110 ≤ 130%	2%	2%
> 130%	1%	1%

1 When assigning the exposure to the corresponding LTV buckets, the exposure amounts are distributed according to their relative share of the underlying assessed real estate value

The LTV expresses the amount of exposure as a percentage of the underlying real estate value.

The Group’s LTV ratios are calculated using the total exposure divided by the current determined value of the respective properties. These values are monitored and updated if necessary, on a regular basis. The exposure of transactions that are additionally backed by liquid collateral is reduced by the respective collateral values, whereas any prior charges increase the corresponding total exposure. The LTV calculation includes exposure which is secured by real estate collateral. Any mortgage lending exposure that is collateralized exclusively by any other type of collateral is not included in the LTV calculation.

The creditor’s creditworthiness, the LTV and the quality of collateral is an integral part of the Group’s risk management when originating loans and when monitoring and steering the Group’s credit risks. In general, the Group is willing to accept higher LTV’s, the better the creditor’s creditworthiness is. Nevertheless, restrictions of LTV apply e.g. for countries with negative economic outlook or expected declines of real estate values.

As of December 31, 2024, 65% of the Group’s exposure related to the mortgage lending portfolio had an LTV ratio below or equal to 50% compared to 65% as of December 31, 2023.

Focus areas in 2024

As previously mentioned in the Key risk themes section, Deutsche Bank has identified commercial real estate, the automotive industry and climate risk as focus areas of the Group in 2024.

Commercial Real Estate

Commercial Real Estate (CRE) markets continue to face headwinds due to the impacts of higher interest rates, reduced market liquidity combined with tightened lending conditions, and structural changes in the office sector. The market stress has been more pronounced in the U.S. where property price indices show a more substantial decline of CRE asset values from recent peaks compared to Europe and APAC. Especially, within the office segment, the market weakness is most evident in the U.S., reflected in subdued leasing activity and higher vacancy rates compared to Europe. Recent market data indicate stabilization in some markets. For example, a key CRE price index curve in the U.S. has flattened over the past year, indicating property market values in the U.S. have bottomed out on a broad average while some value decline can still be observed in weak office submarkets. In Europe, signs of stabilization are emerging particularly in residential, logistics and hospitality property sectors.

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In the current environment, the main risk for the portfolio is related to refinancing and extension of maturing loans which is negatively affected by the impact of higher interest rates on collateral values and debt service. CRE loans often have a significant portion of principal payable at maturity. Under current market conditions, borrowers may have difficulty obtaining a new loan to repay the maturing debt or to meet conditions that allow extension of loans. This risk is further amplified for loans in the office segment due to increased uncertainty about letting prospects for office properties. Deutsche Bank is closely monitoring the CRE portfolio for development of such risks.

The Group continues to proactively work with borrowers to address upcoming maturities to establish terms for loan amendments and extensions, which in many cases, are classified as forbearance triggering Stage 2 classification under IFRS 9 but are not always deemed modifications under IFRS (please see modification of financial assets and financial liabilities section). However, in certain cases, no agreement can be reached on loan extensions or loan amendments and the borrower’s inability to restructure or refinance leads to a default. This has resulted in higher Stage 3 ECL’s in 2023 and 2024. Overall, uncertainty remains with respect to future defaults and the timing of a full recovery in the CRE markets.

The CRE portfolio consists of lending arrangements originated across various parts of the bank and client segments. The CRE portfolio under the Group’s CRE definition includes exposures reported under the Main Credit Exposure Categories by Industry Sectors for Real Estate Activities NACE and exposures reported under other NACE classifications including Financial and Insurance Activities.

Within the CRE portfolio, the Group differentiates between recourse and non-recourse financing. Recourse CRE financings typically have a lower inherent risk profile based on recourse to creditworthy entities or individuals, in addition to mortgage collateral. Recourse CRE exposures range from secured recourse lending for business or commercial properties to property companies, Wealth Management clients, as well as other private and corporate clients.

Non-recourse financings rely on sources of repayment that are typically limited to the cash flows generated by the financed property and the ability to refinance such loans may be constrained by the underlying property value and income stream generated by such property at the time of refinancing.

The entire CRE loan portfolio is subject to periodic stress testing under Deutsche Bank’s Group Wide Stress Test Framework. In addition, Deutsche Bank uses bespoke portfolio stress testing for certain sub-segments of the CRE loan portfolio to obtain a more comprehensive view of potential downside risks. For the year ending December 31, 2024, the Group performed a bespoke portfolio stress test on a subset of the non-recourse financing portfolio deemed higher risk based on its heightened sensitivity to current CRE market stress factors, including higher interest rates, declining collateral values and elevated refinancing risk due to loan structures with a high proportion of their outstanding principal balance payable at maturity.

As of December 31, 2024, the non-recourse portfolio subject to bespoke portfolio stress testing, also referred to as the higher risk CRE portfolio or the stress-tested CRE portfolio, amounted to € 29.3 billion of the € 36.5 billion non-recourse CRE portfolio, excluding only sub-portfolios with less impacted risk drivers such as data centers and municipal social housing, which benefit from strong underlying demand fundamentals. The reduction in the non-recourse CRE portfolio and stress-tested CRE portfolio since December 31, 2023 was € 1.7 billion and € 1.9 billion, respectively, mainly driven by loan repayments and loan sales partially offset by new loan originations.

The following table provides an overview of the Group’s Real Estate Activities and other industry sectors (NACE classification) contributing to Deutsche Bank’s non-recourse and stress-tested CRE portfolio as of December 31, 2024, and December 31, 2023, respectively.

Overview of CRE portfolio

	Dec 31, 2024		Dec 31, 2023
in € m.	Gross Carrying Amount¹	Allowance for Credit Losses²	Gross Carrying Amount¹	Allowance for Credit Losses²
Real Estate Activities³	49,859	664	49,267	460
thereof: non-recourse	23,979	547	25,073	382
thereof: stress-tested portfolio	20,361	527	21,331	364
Other industry sectors³ non-recourse	12,484	248	13,119	225
thereof: stress-tested portfolio	8,944	126	9,879	114
Total non-recourse CRE portfolio	36,463	795	38,192	606
thereof: stress-tested portfolio	29,305	653	31,210	478

1 Loans at amortized cost

2 Allowance for credit losses do not include allowance for country risk

3 Industry sector by NACE (Nomenclature des Activités Économiques dans la Communauté Européenne) code

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The following table shows the non-recourse CRE portfolio by IFRS 9 stages as well as provision for credit losses recorded as of December 31, 2024 and December 31, 2023.

Non-recourse CRE portfolio

	Dec 31, 2024	Dec 31, 2023
in € m.	Gross Carrying Amount¹	Gross Carrying Amount¹
Exposure by stages
Stage 1	24,095	27,325
Stage 2	9,132	7,661
Stage 3	3,236	3,206
Total	36,463	38,192

	2024	2023
Provision for Credit Losses²	500	445

1 Loans at amortized cost

2 Provision for Credit Losses do not include country risk provisions

The year on year increase in Stage 2 and Stage 3 exposures is reflective of the deterioration in CRE markets leading to higher number of loans added to the watchlist and forbearance measures as well as increasing defaults.

The following table shows the stress-tested CRE portfolio by IFRS 9 stages, region, property type and average weighted loan to value (LTV) as well as provision for credit losses recorded for the year ended December 31, 2024, and December 31, 2023, respectively.

Stress-tested CRE portfolio

	Dec 31, 2024	Dec 31, 2023
in € m.	Gross Carrying Amount¹	Gross Carrying Amount¹
Exposure by stages
Stage 1	18,756	21,568
Stage 2	7,713	6,889
Stage 3	2,836	2,753
Total	29,305	31,210

thereof:
North America	54%	56%
Western Europe (including Germany)	39%[2]	36%
Asia/Pacific	7%	7%
thereof: offices	42%	42%
North America	24%	23%
Western Europe (including Germany)	17%[3]	17%
Asia/Pacific	2%	2%
thereof: residential	12%	14%
thereof: hospitality	10%	10%
thereof: retail	10%	9%

Weighted average LTV, in %
Investment Bank	66%	66%
Corporate Bank	56%	53%
Other Business	71%	68%

	2024	2023
Provision for Credit Losses[4]	492	388
thereof: North America	400	298

1 Loans at amortized cost

2 Germany accounts for ca 8% of the total stress-tested CRE portfolio

3 Office loans in Germany account for 10% of total office loans in the stress-tested CRE portfolio

4 Provision for Credit Losses do not include country risk provisions

The average LTV in the U.S. office loan segment was 81% as of December 31, 2024, unchanged versus December 31, 2023. LTV calculations are based on latest externally appraised values which are additionally subject to regular interim internal adjustments. While the Group is updating CRE collateral values where applicable, such values and their underlying assumptions are subject to a higher degree of fluctuation and uncertainty in the current environment of heightened market volatility and reduced market liquidity. A continuation of the current stressed market conditions could have a further adverse impact on commercial real estate property values and LTV ratios.

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Stage classification and provisioning levels are primarily based on the Group’s assessment of a borrower’s ability to generate recurring cash flows, its ability to obtain refinancing at the loan’s maturity, and an assessment of the financed property’s collateral value. Deutsche Bank actively monitors these factors for potential signs of deterioration to ensure timely adjustment of the borrower’s loan classifications. When a loan is deemed to be impaired, the Group calculates required credit loss provisions using multiple potential scenarios for loan resolution, weighted by their expected probabilities and taking into account information available at that point. Such assessments are inherently subjective with respect to scenario weightings and subject to various assumptions, including future cash flows generated by a property and potential property liquidation proceeds. These assumptions are subject to uncertainties which are exacerbated in the current volatile market environment such that deviating developments to initial assumptions could have a material future impact on calculated provisions. Additional uncertainty exists within the office sector due to the uncertain long-term impact of remote working arrangements on demand for office space. The Group remains highly selective around new business, focusing on more resilient property types such as industrial or logistics.

While central banks have started to cut short-term interest rates, the Group expects current CRE market conditions to continue, in the near-term particularly in the office sector which could result in further deterioration of asset quality and elevated credit loss provisions, which is reflected in the communicated guidance for credit loss provisions for 2025.

Since the onset of the CRE market deterioration, the Group aims to assess the downside risk of additional credit losses in its higher risk non-recourse portfolio through a temporary bespoke stress testing focused on examining property values movements as basis of to identify potential losses on a portfolio basis. Stressed values are derived by applying an observed peak-to-trough market index decline (a commercial property value market index) to the appraised values plus an additional haircut, differentiated by property type and region. Implying a liquidation scenario, the stress analysis assumes a loss to occur on a loan when the stressed property value is less than the outstanding loan balance, i.e., the stress LTV beyond 100%.

Based on the stress test assumptions and utilizing the stress-tested CRE portfolio of € 29.3 billion as of December 31, 2024, as a starting point, stress could result, in a worst case scenario, in approximately € 1.2 billion of credit losses, over multiple years based on the respective maturity profile. The allowance recorded against the stress tested portfolio was € 0.7 billion as of December 31, 2024. In a normalized stress scenario, taking into account recently observed trends and information, including indications of stabilizing CRE markets, the bank would expect incremental provisions of € 0.5 billion over the aforementioned period.

The bespoke stress test has numerous limitations, including but not restricted to lack of differentiation based on individual asset performance, specific location or asset desirability, all of which could have a material impact on potential stress losses. Furthermore, calculated stress losses are sensitive to potential further deterioration of peak-to-trough index values and assumptions about incremental haircuts and incremental stress loss can therefore change in future. Changes in underlying assumptions could lead to a wider range of stress results and hence the Group's bespoke stress approach should be viewed as one of multiple possible scenarios. While the stress test aims to assess potential losses in an adverse scenario, Deutsche Bank believes that based on currently available information, the ECL estimate related to the Group’s CRE portfolio is within a reasonable range and thus represents the bank’s best estimate, considering the advanced stage of the current down cycle which is pointing towards stabilization as real estate values have adjusted to the shocks from higher interest rates and remote working trends

Automotives

The automotive industry environment poses a growing risk to Deutsche Bank’s Automotive and Supplier portfolio which is monitored closely given the challenging economic environment in Europe, Electric Vehicle (EV) transition and competition from China.

The industry outlook from automotives remains subdued. Although car registrations have stabilized during 2024, the trend remains negative in key markets Germany, France, and Italy, while the U.S. and China have shown solid volume growth in 2024. The outlook however remains challenging especially for EU domiciled companies amid risks from Automotive Manufacturers facing potential EU fines as EV sales are well below mandated targets, potential U.S. import tariffs affecting sales in the key market U.S, competition from China and persistent excess capacities around the globe.

The difficult industry environment has had limited impact on Deutsche Bank’s automotive and supplier portfolio thus far with only moderate downward rating migrations observed across overall portfolio with 68% of clients rated as investment grade, a 6% point decrease year on year.

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The Group feels comfortable with the portfolio size and composition, where the broader automotive sector represents 1.5 % of Deutsche Bank’s loans at amortized cost, with the core portfolio focused on strong quality Original Equipment Manufacturers (OEMs) and larger suppliers. Higher risk portfolios, including smaller suppliers, are closely tracked and tightly managed. Additionally, there have been limited loan loss allowance increases across counterparties domiciled in Germany where most of the allowance relates to historical stage 3 cases. Exposures in Automotives have been pro-actively screened over the past 18 months with higher risk clients added to watchlists. The bank believes the current macroeconomic and sector-specific challenges are thus adequately reflected in ratings, staging and credit loss allowances.

The information below is based on an internal industry risk classification, aligned to the industry of the counterparty which is not fully congruent with the NACE applied elsewhere in this report, e.g. in the Asset Quality section.

Group Automotive Loans Portfolio

	Dec 31, 2024		Dec 31, 2023
in €	Gross Carrying Amount	Allowance for Credit Losses	Gross Carrying Amount	Allowance for Credit Losses
Exposure/allowances by stages
Stage 1	5,402	5	5,768	4
Stage 2	1,374	9	984	10
Stage 3	291	173	439	124
Total	7,068	188	7,191	139
thereof: Germany[1]	2,421	133	2,774	119

1 Counterparty country of domicile

Climate Risk

Background and definitions

Climate transition and physical risks present growing risks to the bank’s sectoral and regional portfolios.

Transition risks, defined as the risks arising from the policy, technology and behavioral changes needed to decarbonize the global economy, are expected to lead to a progressive shift away from fossil fuel-based technologies in favor of renewable energy sources. This will generate increased risks for companies with carbon intensive business models who are unable to execute on credible transition plans. Deutsche Bank is exposed to transition risks via its lending to, and other business activities with, carbon intensive clients and physical assets.

Physical risks, defined as the potential for physical damage and associated financial and non-financial losses due to rising temperatures, are increasing in frequency and intensity. Deutsche Bank is exposed to physical risks via its lending to, and other business activities with, clients and physical assets in regions which are vulnerable to acute events (e.g. wildfires, hurricanes) and chronic events (e.g. rising sea levels).

Risk identification, assessment and management

Managing climate transition and physical risks is a key component of the bank’s risk management and wider sustainability strategy. Climate risks are embedded into the bank’s risk frameworks and appetite, prioritizing clients and portfolios with the highest vulnerability based on a broad range of bespoke climate risk identification and classification approaches, including risk concentrations. All economic sectors are included in the analysis and the carbon-intensive sectors are subject to particular focus.

A comprehensive Climate materiality assessment is performed on an annual basis which assesses potential impacts across a range of scenarios and timeframes. A detailed description is provided in the “Impact, risk and opportunity management” section within the “Climate Change” chapter of the Sustainability Statement. The assessment utilizes a range of quantitative estimation approaches including emissions and emission intensity estimates, physical risk loss estimates across a range of different temperature scenarios and client transition and physical risk scorecards. The materiality assessment is based on internal ratings migration for corporate lending exposures and the impact on collateral value for real estate exposures The quantitative assessment is supplemented by qualitative views from internal subject matter experts. The bank also conducts annual stress testing of climate and physical risks across a range of scenarios and timeframes.

The results of these assessments are utilized to quantify potential downside risks and to identify clients in higher risk portfolios which are subject to enhanced due diligence as part of the bank’s credit approval process. Risk assessments are integrated into the internal credit rating process and are considered as potential triggers for inclusion in the Watchlist. Dedicated requirements for insurance arrangements are in place for real estate lending. To manage climate transition risks, net zero targets have been established for key carbon intensive sectors with dedicated governance in place to review transactions with a significant impact on target metrics. A detailed presentation and discussion of the bank’s net zero targets is provided in the Initial Transition Plan published in October 2023.

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Forward-looking impact analysis

Based on the 2024 materiality assessment and climate stress test results the Group concludes that potential credit risk impacts are well-contained in both the short (1-2yr) and medium term (3-5yr) under current policy assumptions, and also in a scenario where all stated pledges by governments are enforced. The former scenario is considered most likely to occur in the short-to-medium term, that latter scenario is considered less likely to materialize in the current geopolitical environment.

The 2024 materiality assessment concludes that long-term risks are potentially material across all scenarios but with a high degree of uncertainty over the results reflecting the very long-time frame, up to 25 years, and based on several conservative assumptions including static balance sheet.

Risks to the portfolio would be significantly higher in a disorderly net zero scenario where following a prolonged period of inaction governments introduced punitive climate taxes and other policies with a very short implementation period. Deutsche Bank considers this scenario to be extremely unlikely to materialize in the short to medium term and thus the risk is reflected in our Economic Capital calculation rather than ECL.

Both the materiality assessment and bespoke climate stress test have several limitations including but not limited to high levels of uncertainty on policy developments over the medium-to-long term, difficulty with precisely forecasting the location and severity of physical risk events and assumptions around the adaptive capabilities of our clients. Utilization of multiple scenarios is designed to mitigate these uncertainties.

Based on these estimates Deutsche Bank believes that ECL estimates for higher transition and physical risk exposures are within reasonable ranges and require no additional corrective measure.

A sensitivity analysis has been undertaken as part of the climate stress test that is based on reasonable ranges of potential variation for carbon prices and energy prices. The stressed ECL impacts at a one-year horizon were found to be from a single digit number for a Current Policies scenario to a low 2-digit figure for a Delayed Transition scenario. These estimations are aligned with the outputs of the materiality assessment.

Conclusion

To ensure that Deutsche Bank’s expected credit losses (ECL) model was taking into account the uncertainties in the macroeconomic environment throughout 2024, the Group reviewed emerging risks to assess its potential downside and to manage the bank’s credit strategy and risk appetite on an ongoing basis. Overall, Deutsche Bank believes the actions taken as a result of these reviews were designated to ensure the bank was adequately provisioned for its expected credit losses as of December 31, 2024.

Asset Quality

This section describes the quality of debt instruments subject to impairment, which under IFRS 9 consist of debt instruments measured at amortized cost, financial instruments at fair value through other comprehensive income (FVOCI) as well as off balance sheet lending commitments such as loan commitments and financial guarantees (hereafter collectively referred to as “Financial Assets”).

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Overview of financial assets subject to impairment

The following tables provide an overview of the exposure amount and allowance for credit losses by financial asset class broken down into stages as per IFRS 9 requirements.

Overview of financial assets subject to impairment

	Dec 31, 2024					Dec 31, 2023
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Amortized cost¹
Gross carrying amount	676,154	63,836	15,214	609	755,814	686,421	55,704	12,799	806	755,731
Allowance for credit losses²	438	736	4,412	213	5,799	447	680	3,960	198	5,285
of which Loans
Gross carrying amount	412,480	56,540	14,974	609	484,603	412,663	52,834	12,576	806	478,879
Allowance for credit losses²	411	718	4,326	213	5,668	424	673	3,874	198	5,170

Fair value through OCI
Fair value	36,828	5,176	86	0	42,090	34,424	1,076	46	0	35,546
Allowance for credit losses	12	16	10	0	38	13	13	22	0	48

Off-balance sheet
Notional amount	313,625	25,983	2,225	7	341,840	292,747	23,778	2,282	8	318,814
Allowance for credit losses³	106	82	173	0	361	117	88	187	0	393

1 Financial assets at amortized cost consist of: loans at amortized cost, cash and central bank balances, interbank balances (w/o central banks), central bank funds sold and securities purchased under resale agreements, securities borrowed and certain subcategories of other assets

2 Allowance for credit losses do not include allowance for country risk amounting to € 14 million as of December 31, 2024 and € 4 million as of December 31, 2023

3 Allowance for credit losses do not include allowance for country risk amounting to € 2 million as of December 31, 2024 and € 9 million as of December 31, 2023

Financial assets at amortized cost

The following tables provide an overview of development of financial assets at amortized cost and related allowance for credit losses in each of the relevant reporting periods broken down into stages as per IFRS 9 requirements.

Development of exposures in the current reporting period

	Dec 31, 2024
	Gross carrying amount
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	686,421	55,704	12,799	806	755,731
Movements in financial assets including new business and credit extensions	74,160	934	2,151	(33)	77,212
Transfers due to changes in creditworthiness	(11,473)	9,079	2,394	0	0
Changes due to modifications that did not result in derecognition	0	9	(55)	0	(46)
Changes in models	0	0	0	0	0
Financial assets that have been derecognized during the period	(86,710)	(2,906)	(2,598)	(180)	(92,394)
Recovery of written off amounts	0	0	157	0	157
Foreign exchange and other changes	13,756	1,016	367	16	15,154
Balance, end of reporting period	676,154	63,836	15,214	609	755,814

Financial assets at amortized cost subject to impairment remained almost unchanged in 2024:

Stage 1 exposures decreased by € 11 billion or 2%, primarily due to a reduction in cash and central bank balances partly offset by the increase in securities purchased under resale agreements.

Stage 2 exposures went up by € 8 billion or 15% mainly due to a large single client in Corporate & Other and an increase in Private Bank mainly driven by residual temporary impacts following the Postbank integration.

Stage 3 exposures increased by € 2 billion or 16% in 2024, mainly driven by new defaults in Private Bank and Corporate & Other. The latter were related to the CRE portfolio.

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Development of exposures in the previous reporting period

	Dec 31, 2023
	Gross carrying amount
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	721,546	45,335	11,379	1,041	779,300
Movements in financial assets including new business and credit extensions	17,219	10,074	2,498	99	29,890
Transfers due to changes in creditworthiness	(4,513)	3,111	1,402	0	0
Changes due to modifications that did not result in derecognition	0	8	(40)	0	(32)
Changes in models	0	0	0	0	0
Financial assets that have been derecognized during the period	(41,331)	(2,182)	(2,397)	(315)	(46,226)
Recovery of written off amounts	0	0	93	0	93
Foreign exchange and other changes	(6,499)	(641)	(136)	(18)	(7,295)
Balance, end of reporting period	686,421	55,704	12,799	806	755,731

Financial assets at amortized cost subject to impairment decreased by € 24 billion or 3% in 2023, driven by stage 1:

Stage 1 exposures declined by € 35 billion or 5%, primarily due to a reduction in cash and central bank balances and loans at amortized cost.

Stage 2 exposures increased by € 10 billion or 23% largely driven by loans at amortized cost.

Stage 3 exposures went up by € 1 billion or 10% in 2023, mainly driven by new defaults of single large clients in Private Bank as well as within the CRE portfolio in Investment Bank.

Development of allowance for credit losses in the current reporting period

	Dec 31, 2024
	Allowance for Credit Losses²
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI⁴	Total
Balance, beginning of year	447	680	3,960	198	5,285
Movements in financial assets including new business and credit extensions	(150)	194	1,814	3	1,861
Transfers due to changes in creditworthiness	128	(128)	0	N/M	0
Changes due to modifications that did not result in derecognition	N/M	N/M	N/M	N/M	N/M
Changes in models	(2)	(7)	0	0	(9)
Financial assets that have been derecognized during the period³	0	0	(1,229)	0	(1,229)
Recovery of written off amounts	0	0	157	0	157
Foreign exchange and other changes	15	(3)	(290)	11	(267)
Balance, end of reporting period	438	736	4,412	213	5,799
Provision for Credit Losses excluding country risk¹	(24)	59	1,814	3	1,852

1 Movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models add up to Provision for Credit Losses excluding country risk

2 Allowance for credit losses does not include allowance for country risk amounting to € 14 million as of December 31, 2024

3 This position includes charge offs of allowance for credit losses

4 The total amount of undiscounted expected credit losses at initial recognition on financial assets that are purchased or originated credit-impaired initially recognized during the reporting period was € 0 million in 2024 and € 0 million in 2023

Allowance for credit losses for financial assets at amortized cost subject to impairment went up by € 513 million or 10% in 2024, largely driven by stage 3:

Stage 1 allowances decreased by € 9 million or 2% mainly driven by Private Bank due to exposure reduction and almost offset by the increases in Corporate Bank and Investment Bank.

Stage 2 allowances increased by € 56 million or 8% largely due to Private Bank and Corporate Bank.

Stage 3 allowances went up by € 466 million or 11% in 2024, driven by additional charges in the CRE portfolio and in Corporate Bank as well as new defaults in Private Bank. The latter were offset to a large extent by non-performing loans sales.

The Group’s Stage 3 coverage ratio (defined as allowance for credit losses in Stage 3 (excluding POCI) as a percentage of financial assets at amortized cost in Stage 3 (excluding POCI)) amounted to 29% in the current fiscal year, compared to 31% in the prior year.

Due to model recalibrations as well as larger amounts of new defaults, net outflows from stage 1 due to changes in creditworthiness increased in 2024 on a year-over-year basis. Net inflows in stage 2 due to changes in creditworthiness increased in 2024, which was mainly due to model recalibrations and stage 2 reclassifications in the CRE portfolio. In 2024, net inflows in stage 3 (excluding POCI) increased compared to 2023. The increase in transfers to stage 3 due to creditworthiness in 2024 resulted from new defaults in Private Bank and Corporate & Other, as mentioned above.

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Development of allowance for credit losses in the previous reporting period

	Dec 31, 2023
	Allowance for Credit Losses²
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	533	626	3,656	180	4,995
Movements in financial assets including new business and credit extensions	(195)	294	1,647	32	1,778
Transfers due to changes in creditworthiness	170	(150)	(20)	N/M	0
Changes due to modifications that did not result in derecognition	N/M	N/M	N/M	N/M	N/M
Changes in models	(57)-	(53)	0	0	(110)
Financial assets that have been derecognized during the period³	0	0	(1,145)	(52)	(1,197)
Recovery of written off amounts	0	0	93	0	93
Foreign exchange and other changes	(3)	(38)	(271)	38	(273)
Balance, end of reporting period	447	680	3,960	198	5,285
Provision for Credit Losses excluding country risk¹	(83)	92	1,627	32	1,668

1 Movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models add up to Provision for Credit Losses excluding country risk

2 Allowance for credit losses does not include allowance for country risk amounting to € 4 million as of December 31, 2023

3 This position includes charge offs of allowance for credit losses

4 The total amount of undiscounted expected credit losses at initial recognition on financial assets that are purchased or originated credit-impaired initially recognized during the reporting period was € 0 million in 2023 and € 46 million in 2022

Allowance for credit losses for financial assets at amortized cost subject to impairment went up by € 291 million or 6% in 2023, driven by stages 3:

Stage 1 allowances decreased by € 86 million or 16% driven by non-recurring positive ECL model changes and an improved macroeconomic outlook.

Stage 2 allowances increased by € 54 million or 9% due to the aforementioned overlays mainly related to envisaged ECL model changes (Forward Looking Information on LGDs), which led to an increase of Allowance for Credit Losses.

Stage 3 allowances increased by € 323 million or 8%, mainly driven by the new provisions and the release of the existing overlay related to parameter recalibrations required due to the new definition of default in Private Bank (which at first application led to a decrease of Allowance for Credit Losses), as mentioned in the Annual Report 2023.

The Group’s stage 3 coverage ratio (defined as allowance for credit losses in stage 3 (excluding POCI) as a percentage of financial assets at amortized cost in stage 3 (excluding POCI)) amounted to 31% in the current fiscal year, compared to 32% in the prior year.

Due to non-recurring positive ECL model changes, net transfers into stage 1 resulting from changes in creditworthiness increased in 2023 on a year-over-year basis. Net outflows from stage 2 due to changes in creditworthiness increased in 2023, which was mainly as a result of the improved macroeconomic environment. In 2023, net outflows from stage 3 (excluding POCI) increased compared to 2022. The immaterial amount of net outflows from stage 3 due to creditworthiness in 2023 resulted from a release of an overlay, as mentioned in the Annual Report 2023.

Financial assets at amortized cost by business division

	Dec 31, 2024
	Gross Carrying Amount¹					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Corporate Bank	115,541	12,770	3,015	0	131,326	86	121	1,006	0	1,212
Investment Bank	179,230	12,380	3,462	609	195,682	138	112	714	213	1,176
Private Bank	224,098	30,564	7,864	0	262,526	205	489	2,583	0	3,277
Asset Management	1,213	11	0	0	1,224	(0)	0	0	0	0
Corporate & Other	156,072	8,111	873	0	165,057	9	14	110	0	133
Total	676,154	63,836	15,214	609	755,814	438	736	4,412	213	5,799

1 Gross Carrying Amount numbers per business division are reported after a reallocation of cash balances from business divisions to Corporate & Other

	Dec 31, 2023
	Gross Carrying Amount¹					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Corporate Bank	105,812	13,706	2,812	0	122,329	67	110	876	0	1,053
Investment Bank	150,562	13,309	3,127	806	167,804	119	108	536	198	962
Private Bank	233,744	26,815	6,400	0	266,960	249	445	2,497	0	3,191
Asset Management	1,224	8	0	0	1,232	(0)	0	0	0	(0)
Corporate & Other	195,079	1,866	460	0	197,406	11	16	51	0	79
Total	686,421	55,704	12,799	806	755,731	447	680	3,960	198	5,285

1 Gross Carrying Amount numbers per business division are reported after a reallocation of cash balances from business divisions to Corporate & Other

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Financial assets at amortized cost by industry sector

The below table provides an overview of the Group’s asset quality by industry and is based on the NACE code of the counterparty. NACE (Nomenclature des Activités Économiques dans la Communauté Européenne) is a standard European industry classification system.

	Dec 31, 2024
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Agriculture, forestry and fishing	360	55	12	0	427	0	1	5	0	6
Mining and quarrying	1,687	234	4	0	1,926	3	5	3	0	11
Manufacturing	21,327	4,382	1,303	32	27,044	23	39	534	2	597
Electricity, gas, steam and air conditioning supply	3,898	407	210	0	4,515	6	8	77	0	92
Water supply, sewerage, waste management and remediation activities	527	63	5	0	595	1	1	3	0	4
Construction	3,643	713	207	45	4,609	5	8	81	13	106
Wholesale and retail trade, repair of motor vehicles and motorcycles	18,487	2,453	709	23	21,672	16	26	334	3	378
Transport and storage	4,145	829	259	24	5,257	4	4	45	(0)	53
Accommodation and food service activities	2,224	386	63	0	2,673	3	5	25	(0)	32
Information and communication	8,220	977	212	0	9,409	11	14	55	0	79
Financial and insurance activities	344,869	15,962	2,213	133	363,176	130	110	580	50	870
Real estate activities	35,812	10,860	3,604	173	50,448	18	48	512	88	666
Professional, scientific and technical activities	5,279	861	223	1	6,364	4	10	89	1	104
Administrative and support service activities	7,864	1,265	117	24	9,269	8	6	39	8	61
Public administration and defense, compulsory social security	23,217	1,018	641	0	24,876	10	3	31	0	44
Education	251	38	7	0	295	0	0	2	0	3
Human health services and social work activities	3,695	453	115	0	4,264	4	10	15	0	29
Arts, entertainment and recreation	716	95	11	0	822	0	1	4	0	6
Other service activities	16,190	810	419	113	17,532	13	6	144	30	193
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	173,031	21,971	4,879	42	199,924	180	431	1,835	18	2,464
Activities of extraterritorial organizations and bodies	711	5	0	0	716	0	0	0	0	0
Total	676,154	63,836	15,214	609	755,814	438	736	4,412	213	5,799

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	Dec 31, 2023
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Agriculture, forestry and fishing	288	77	20	0	384	0	1	4	(0)	6
Mining and quarrying	2,538	277	8	0	2,823	2	3	4	0	9
Manufacturing	23,474	4,061	1,445	44	29,024	27	48	456	2	533
Electricity, gas, steam and air conditioning supply	4,253	206	73	0	4,532	3	3	16	0	23
Water supply, sewerage, waste management and remediation activities	491	21	5	0	517	1	0	3	0	5
Construction	3,248	893	213	60	4,414	5	9	80	12	107
Wholesale and retail trade, repair of motor vehicles and motorcycles	17,237	3,407	698	25	21,366	16	31	351	3	402
Transport and storage	4,083	1,075	165	24	5,346	6	10	30	(0)	46
Accommodation and food service activities	1,471	320	76	3	1,869	2	3	26	(0)	31
Information and communication	7,398	814	89	0	8,302	10	11	28	0	49
Financial and insurance activities	342,352	12,189	1,691	351	356,583	96	90	491	92	769
Real estate activities	37,907	8,954	2,630	185	49,675	19	49	321	75	464
Professional, scientific and technical activities	5,887	918	179	1	6,985	6	12	75	1	94
Administrative and support service activities	7,980	1,107	351	24	9,463	7	11	114	9	141
Public administration and defense, compulsory social security	26,536	489	742	0	27,767	15	1	28	0	45
Education	226	46	11	0	283	0	1	2	0	3
Human health services and social work activities	3,986	482	34	0	4,503	5	7	14	0	25
Arts, entertainment and recreation	769	229	31	1	1,030	1	5	3	0	10
Other service activities	8,436	648	225	86	9,395	11	6	119	6	143
Activities of households as employers, undifferentiated goods- and services- producing activities of households for own use	187,649	19,492	4,113	3	211,257	212	379	1,792	(2)	2,381
Activities of extraterritorial organizations and bodies	213	0	0	0	213	0	0	0	0	0
Total	686,421	55,704	12,799	806	755,731	447	680	3,960	198	5,285

Financial assets at amortized cost by region

	Dec 31, 2024
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Germany	251,984	24,236	4,579	0	280,799	205	447	2,181	(2)	2,831
Western Europe (excluding Germany)	158,729	13,601	3,525	321	176,177	117	186	1,114	154	1,572
Eastern Europe	8,996	804	205	0	10,004	4	12	38	0	54
North America	178,548	15,549	4,888	62	199,047	51	70	619	11	752
Central and South America	5,445	459	73	0	5,978	4	2	19	0	25
Asia/Pacific	61,195	8,423	979	114	70,711	41	15	281	(3)	333
Africa	4,159	530	604	0	5,293	10	3	33	0	46
Other	7,098	234	361	113	7,806	6	2	127	52	186
Total	676,154	63,836	15,214	609	755,814	438	736	4,412	213	5,799

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Deutsche Bank
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	Dec 31, 2023
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Germany	291,826	21,499	3,653	0	316,978	214	390	1,936	(4)	2,537
Western Europe (excluding Germany)	134,376	15,228	3,410	560	153,573	116	179	1,076	194	1,564
Eastern Europe	8,768	1,058	396	0	10,221	4	11	47	0	62
North America	175,011	12,133	3,442	89	190,674	51	74	445	12	582
Central and South America	3,936	261	80	5	4,282	2	1	16	0	19
Asia/Pacific	52,290	5,031	909	92	58,322	28	23	317	1	370
Africa	4,099	187	717	0	5,003	8	1	30	0	39
Other	16,116	307	192	62	16,677	23	0	94	(5)	113
Total	686,421	55,704	12,799	806	755,731	447	680	3,960	198	5,285

Financial assets at amortized cost by rating class

	Dec 31, 2024
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
iAAA–iAA	226,138	7,186	0	0	233,324	2	0	0	0	2
iA	110,279	2,061	0	10	112,351	10	1	0	0	11
iBBB	179,697	7,150	0	0	186,847	54	12	0	0	66
iBB	135,762	20,146	0	0	155,908	246	111	0	0	358
iB	23,090	21,692	0	0	44,782	115	351	0	0	467
iCCC and below	1,188	5,601	15,214	599	22,603	11	260	4,412	213	4,896
Total	676,154	63,836	15,214	609	755,814	438	736	4,412	213	5,799

	Dec 31, 2023
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
iAAA–iAA	244,750	518	0	0	245,268	2	0	0	0	3
iA	101,538	2,359	0	9	103,907	8	1	0	0	9
iBBB	186,168	8,446	0	0	194,614	66	16	0	0	82
iBB	122,823	18,153	0	0	140,976	173	78	0	0	251
iB	28,531	20,040	0	0	48,571	165	294	0	0	459
iCCC and below	2,611	6,188	12,799	797	22,395	32	290	3,960	198	4,481
Total	686,421	55,704	12,799	806	755,731	447	680	3,960	198	5,285

The Group’s existing commitments to lend additional funds to debtors with stage 3 financial assets at amortized cost amounted to € 710 million as of December 31, 2024 and € 816 million as of December 31, 2023.

Collateral held against financial assets at amortized cost in stage 3

	Dec 31, 2024			Dec 31, 2023
in € m.	Gross Carrying Amount	Collateral	Guarantees	Gross Carrying Amount	Collateral	Guarantees
Financial Assets at Amortized Cost (Stage 3)¹	15,214	6,242	1,368	12,799	4,451	1,435

1 Stage 3 excluding POCI assets

In 2024, collateral and guarantees held against financial assets at amortized cost in stage 3 increased by € 1.7 billion, or 29% mainly driven by Private Bank.

Due to full collateralization the Group did not recognize an allowance for credit losses against financial assets at amortized cost in stage 3 for € 1.6 billion in 2024 and € 408 million in 2023.

164

Deutsche Bank
Annual Report 2024

Modified assets at amortized cost

A financial asset is considered modified when its contractual cash flows are renegotiated or otherwise modified. Renegotiation or modification may or may not lead to derecognition of the old and recognition of the new financial instrument. This section covers modified financial assets that have not been derecognized.

Under IFRS 9, when the terms of a Financial Asset are renegotiated or modified and the modification does not result in derecognition, a gain or loss is recognized in the income statement as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate (EIR). For modified financial assets the determination of whether the asset’s credit risk has increased significantly reflects the comparison of:

– The remaining lifetime probability of default (PD) at the reporting date based on the modified terms; with

– The remaining lifetime PD estimated based on data at initial recognition and based on the original contractual terms.

The following table provides the overview of modified financial assets at amortized cost broken down into IFRS 9 stages.

Modified Assets at Amortized Cost

	Dec 31, 2024					Dec 31, 2023
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Amortized cost carrying amount prior to modification	0	726	132	0	858	0	1,072	220	0	1,292
Net modification gain/losses recognized	0	9	(55)	0	(46)	0	5	(40)	0	(35)

In 2024, the bank has observed the decrease of € 434 million in modified assets at amortized cost due to client related modifications, driven by Investment Bank and Private Bank.

In 2024, the Group has not observed any amounts of modified assets that have been upgraded to Stage 1. The bank has not observed any subsequent re-deterioration of those assets into Stages 2 and 3.

In 2023, the Group has not observed any amounts of modified assets that have been upgraded to Stage 1. The bank has not observed any subsequent re-deterioration of those assets into Stages 2 and 3.

Financial assets at fair value through other comprehensive income

The fair value of financial assets at fair value through other comprehensive income (FVOCI) subject to impairment under IFRS 9 was € 42 billion at December 31, 2024, compared to € 36 billion at December 31, 2023. Allowance for credit losses against these assets remained at very low levels (€ 38 million as of December 31, 2024 and € 48 million as of December 31, 2023). Due to immateriality no further breakdown is provided for financial assets at FVOCI.

Off-balance sheet lending commitments and guarantee business

The following tables provide an overview of the nominal amount and credit loss allowance for the Group’s off-balance sheet financial asset class broken down into stages as per IFRS 9 requirements.

Development of nominal amount in the current reporting period

	Dec 31, 2024
	Nominal Amount
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	292,747	23,778	2,282	8	318,814
Movements including new business	14,542	(662)	(25)	(0)	13,855
Transfers due to changes in creditworthiness	(2,108)	2,215	(107)	0	0
Changes in models	0	0	0	0	0
Foreign exchange and other changes	8,444	652	76	(0)	9,171
Balance, end of reporting period	313,625	25,983	2,225	7	341,840
of which: Financial guarantees	61,279	11,752	436	0	73,467

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Deutsche Bank
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Development of nominal amount in the previous reporting period

	Dec 31, 2023
	Nominal Amount
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	296,062	18,478	2,625	8	317,173
Movements including new business	4,062	2,510	(235)	0	6,337
Transfers due to changes in creditworthiness	(3,040)	3,094	(54)	0	0
Changes in models	0	0	0	0	0
Foreign exchange and other changes	(4,337)	(304)	(54)	0	(4,696)
Balance, end of reporting period	292,747	23,778	2,282	8	318,814
of which: Financial guarantees	58,405	5,991	401	0	64,798

Development of allowance for credit losses in the current reporting period

	Dec 31, 2024
	Allowance for Credit Losses[2]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	117	88	187	0	393
Movements including new business	(22)	3	(19)	0	(38)
Transfers due to changes in creditworthiness	10	(9)	(0)	0	0
Changes in models	0	0	0	0	0
Foreign exchange and other changes	1	(1)	5	0	6
Balance, end of reporting period	106	82	173	0	361
of which: Financial guarantees	67	49	99	0	214
Provision for Credit Losses excluding country risk[1]	(13)	(6)	(20)	0	(38)

1 The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models

2 Allowance for credit losses does not include allowance for country risk amounting to € 2 million as of December 31, 2024

Development of allowance for credit losses in the previous reporting period

	Dec 31, 2023
	Allowance for Credit Losses[2]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	144	97	310	0	551
Movements including new business	(39)	(3)	(118)	0	(160)
Transfers due to changes in creditworthiness	11	(4)	(7)	0	0
Changes in models	0	0	0	0	0
Foreign exchange and other changes	1	(2)	3	0	2
Balance, end of reporting period	117	88	187	0	393
of which: Financial guarantees	84	37	113	0	233
Provision for Credit Losses excluding country risk[1]	(28)	(7)	(125)	0	(160)

1 The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models

2 Allowance for credit losses does not include allowance for country risk amounting to € 9 million as of December 31, 2023

Legal claims

Assets subject to enforcement activity consist of assets, which have been fully or partially written off and the Group still continues to pursue recovery of the asset. Such enforcement activity comprises for example cases where the bank continues to devote resources (e.g. our Legal Department/CRM workout unit) towards recovery, either via legal channels or third party recovery agents. Enforcement activity also applies to cases where the Bank maintains outstanding and unsettled legal claims. This is irrespective of whether amounts are expected to be recovered and the recovery timeframe. It may be common practice in certain jurisdictions for recovery cases to span several years.

Amounts outstanding on financial assets that were written off during the reporting period and are still subject to enforcement activity amounted to € 222 million and € 334 million in 2024 and 2023 respectively, mainly in Corporate Bank.

166

Deutsche Bank
Annual Report 2024

Renegotiated and forborne assets at amortized costs

For economic or legal reasons the bank might enter into a forbearance agreement with a borrower who faces or will face financial difficulties in order to ease the contractual obligation for a limited period of time. A case-by-case approach is applied for corporate clients considering each transaction and client-specific facts and circumstances. For consumer loans the bank offers forbearances for a limited period of time, in which the total or partial outstanding or future instalments are deferred to a later point of time. However, the amount not paid including accrued interest during this period must be re-compensated at a later point of time. Repayment options include distribution over residual tenor, a one-off payment or a tenor extension. Forbearances are restricted and depending on the economic situation of the client, the Group’s risk management strategies and the local legislation. In case a forbearance agreement is entered into, an impairment measurement is conducted as described below, an impairment charge is taken if necessary and the loan is subsequently recorded as impaired.

In the Group’s management and reporting of forborne assets at amortized costs, the bank follows the EBA definition for forbearances and non-performing loans (Implementing Technical Standards (ITS) on Supervisory reporting on forbearance and non-performing exposures under article 99(4) of Regulation (EU) No 575/2013). Once the conditions mentioned in the ITS are met, the Group reports the loan as being forborne; removes the asset from the bank’s forbearance reporting, once the discontinuance criteria in the ITS are met (i.e., the contract is considered as performing, a minimum two year probation period has passed, regular payments of more than an insignificant aggregate amount of principal or interest have been made during at least half of the probation period, and none of the exposures to the debtor is more than 30 days past-due at the end of the probation period).

Forborne financial assets at amortized cost

	Dec 31, 2024							Dec 31, 2023
	Performing		Non-performing			Total forborne loans at amortized cost	Performing		Non-performing			Total forborne loans at amortized cost
in € m.	Stage 1	Stage 2	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 1	Stage 2	Stage 3
German	174	2,248	0	4	1,056	3,481	426	2,356	0	7	812	3,600
Non-German	93	7,049	0	16	4,687	11,845	639	4,399	0	194	3,632	8,864
Total	267	9,297	0	20	5,742	15,326	1,065	6,755	0	201	4,444	12,464

Development of forborne financial assets at amortized cost

in € m.	Dec 31, 2024	Dec 31, 2023
Balance beginning of period	12,464	11,143
Classified as forborne during the year	8,572	4,007
Transferred to non-forborne during the year (including repayments)	(6,020)	(2,500)
Charge-offs	(211)	(80)
Exchange rate and other movements	521	(106)
Balance end of period	15,326	12,464

Forborne assets at amortized cost increased by € 2.9 billion, or 23% in 2024, largely driven by real estate exposures across various divisions.

Forborne assets at amortized cost increased by € 1.3 billion, or 12% in 2023. This was driven by an increase in Investment Bank.

167

Deutsche Bank
Annual Report 2024

Collateral Obtained

The Group obtains collateral on the balance sheet only in certain cases by either taking possession of collateral held as security or by calling upon other credit enhancements. Collateral obtained is made available for sale in an orderly fashion or through public auctions, with the proceeds used to repay or reduce outstanding indebtedness. Generally, the bank does not occupy obtained properties for its business use.

Collateral Obtained during the reporting period

in € m.	2024	2023
Commercial real estate	251	0
Residential real estate[1]	3	3
Other	0	11
Total collateral obtained during the reporting period	254	14

1 Carrying amount of foreclosed residential real estate properties amounted to € 17 million as of December 31, 2024 and € 30 million as of December 31, 2023

The increase of € 240m in collateral obtained during 2024 relates to a small number of foreclosed commercial real estate properties in the US.

The collateral obtained, as shown in the table above, excludes collateral recorded as a result of consolidating securitization trusts under IFRS 10. In 2024 and 2023, the Group obtained € 4 million of collateral related to these trusts.

Derivatives – Credit Valuation Adjustment

The bank establishes counterparty Credit Valuation Adjustment (CVA) for OTC derivative transactions to cover expected credit losses. The adjustment amount is determined by assessing the potential credit exposure to a given counterparty and taking into account any collateral held, the effect of any relevant netting arrangements, expected loss given default and the credit risk, based on available market information, including CDS spreads.

Treatment of default situations under derivatives

Unlike standard loan assets, the bank generally has more options to manage the credit risk in its derivatives transactions when movement in the current replacement costs or the behavior of its counterparty indicate that there is the risk that upcoming payment obligations under the transactions might not be honored. In these situations, the bank is frequently able under the relevant derivatives agreements to obtain additional collateral or to terminate and close-out the derivative transactions at short notice.

The master agreements and associated collateralization agreements for OTC derivative transactions executed with its clients typically result in the majority of its credit exposure being secured by collateral. It also provides for a broad set of standard or bespoke termination rights, which allows the bank to respond swiftly to a counterparty’s default or to other circumstances which indicate a high probability of failure.

The banks contractual termination rights are supported by internal policies and procedures with defined roles and responsibilities which ensure that potential counterparty defaults are identified and addressed in a timely fashion. These procedures include necessary settlement and trading restrictions. When its decision to terminate derivative transactions results in a residual net obligation owed by the counterparty, the bank restructures the obligation into a non-derivative claim and manage it through its regular work-out process. As a consequence, for accounting purposes the bank typically does not show any nonperforming derivatives.

Wrong-way risk occurs when exposure to a counterparty is adversely correlated with the credit quality of that counterparty. In compliance with Article 291(2) and (4) CRR the bank has a monthly process to monitor several layers of wrong-way risk (specific wrong-way risk, general explicit wrong-way risk at country/industry/region levels and general implicit wrong-way risk, whereby relevant exposures arising from transactions subject to wrong-way risk are automatically selected and presented for comment to the responsible credit officer). A wrong-way risk report is then sent to Credit Risk senior management on a monthly basis. In addition, the bank utilized its established process for calibrating its own alpha factor (as defined in Article 284 (9) CRR) to estimate the overall wrong-way risk in its derivatives and securities financing transactions portfolio. The Private Bank Germany’s derivative counterparty risk is immaterial to the Group and collateral held is typically in the form of cash.

168

Deutsche Bank
Annual Report 2024

Credit Exposure from Derivatives

All exchange traded derivatives are cleared through central counterparties (“CCPs”), the rules and regulations of which provide for daily margining of all current and future credit risk positions emerging out of such transactions. To the extent possible, the bank also uses CCP services for OTC derivative transactions (“OTC clearing”); thereby the bank benefits from the credit risk mitigation achieved through the CCP’s settlement system.

The Dodd-Frank Act provides for an extensive framework for the regulation of OTC derivatives, including mandatory clearing, platform trading and transaction reporting of certain OTC derivatives, as well as rules regarding registration, capital, margin, business conduct standards, recordkeeping and other requirements for swap dealers, security-based swap dealers, major swap participants and major security-based swap participants. The Dodd-Frank Act and related CFTC rules require OTC clearing in the United States for certain standardized OTC derivative transactions, including certain interest rate swaps and index credit default swaps. Margin requirements for non-cleared derivative transactions in the U.S. started in September 2016. The European Regulation (EU) No 648/2012 on OTC Derivatives, Central Counterparties and Trade Repositories (“EMIR”) introduced a number of risk mitigation techniques for non-centrally cleared OTC derivatives in 2013 and the reporting of OTC and exchange traded derivatives in 2014. Mandatory clearing of certain standardized OTC derivatives transactions in the EU began in June 2016, and margin requirements for un-cleared OTC derivative transactions in the EU started in February 2017. Deutsche Bank implemented the exchange of both initial and variation margin in the EU from February 2017 for the first category of counterparties subject to the EMIR margin for un-cleared derivatives requirements.

The CFTC has adopted rules implementing the most significant provisions of the Dodd-Frank Act. More recently, in September 2020, the CFTC issued a final rule on the cross-border application of U.S. swap rules, which builds on, and in some cases supersedes the CFTC’s cross-border guidance from 2013 and related no-action relief letters. In October 2020, also pursuant to the Dodd-Frank Act, the CFTC finalized regulations to impose position limits on certain commodities and economically equivalent swaps, futures and options.

The SEC has also finalized rules regarding registration, trade reporting, capital, margin, risk mitigation techniques, business conduct standards, trade acknowledgement and verification, recordkeeping and financial reporting, and cross-border requirements for security-based swap dealers and major security-based swap participants. Compliance with these requirements was generally required as of November 2021.

Finally, U.S. prudential regulators (the Federal Reserve, the FDIC, the Office of the Comptroller of the Currency, the Farm Credit Administration and the Federal Housing Finance Agency) have adopted final rules establishing margin requirements for non-cleared swaps and security-based swaps that are applicable to swap dealers and security-based swap dealers that are subject to U.S. prudential regulations (such as Deutsche Bank) in lieu of the CFTC’s and the SEC’s margin rules. Deutsche Bank implemented the exchange of both initial and variation margin for uncleared derivatives in the U.S. from September 2016, for the first category of counterparties subject to the U.S. prudential regulators’ margin requirements. Additional initial margin requirements for smaller counterparties have been phased in from September 2017 through September 2022, with the relevant compliance dates depending in each case on the transactional volume of the parties and their affiliates.

The following table shows a breakdown of notional amounts and gross market values for assets and liabilities of exchange traded and OTC derivative transactions on the basis of clearing channel.

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Deutsche Bank
Annual Report 2024

Notional amounts of derivatives on basis of clearing channel and type of derivative

	Dec 31, 2024
	Notional amount maturity distribution
in € m.	Within 1 year	> 1 and ≤ 5 years	After 5 years	Total	Positive market value	Negative market value	Net market value
Interest rate related:
OTC	15,951,107	14,364,208	9,997,538	40,312,853	122,114	111,053	11,061
Bilateral (Amt)	2,396,075	2,537,847	1,557,885	6,491,807	98,528	88,114	10,414
CCP (Amt)	13,555,032	11,826,361	8,439,653	33,821,046	23,586	22,939	647
Exchange-traded	3,292,886	498,496	590	3,791,972	239	268	(29)
Total Interest rate related	19,243,992	14,862,704	9,998,128	44,104,825	122,353	111,321	11,032
Currency related:
OTC	7,718,689	1,225,352	508,959	9,453,000	147,876	144,688	3,188
Bilateral (Amt)	7,496,403	1,209,689	508,809	9,214,900	144,648	141,847	2,800
CCP (Amt)	222,287	15,664	150	238,100	3,228	2,841	388
Exchange-traded	78,320	0	0	78,320	384	477	(93)
Total Currency related	7,797,010	1,225,352	508,959	9,531,321	148,260	145,165	3,095
Equity/index related:
OTC	22,675	9,048	15,544	47,268	1,332	2,741	(1,409)
Bilateral (Amt)	22,675	9,048	15,544	47,268	1,332	2,741	(1,409)
CCP (Amt)	0	0	0	0	0	0	0
Exchange-traded	174,707	28,489	2,348	205,544	1,818	1,827	(9)
Total Equity/index related	197,382	37,537	17,892	252,812	3,150	4,568	(1,418)
Credit derivatives related
OTC	278,974	896,712	73,668	1,249,354	15,609	14,322	1,288
Bilateral (Amt)	87,962	96,506	28,063	212,531	3,366	2,186	1,180
CCP (Amt)	191,012	800,206	45,605	1,036,823	12,243	12,136	107
Exchange-traded	0	0	0	0	0	0	0
Total Credit derivatives related	278,974	896,712	73,668	1,249,354	15,609	14,322	1,288
Commodity related:
OTC	11,316	34,566	1,448	47,330	226	160	66
Bilateral (Amt)	11,316	34,566	1,448	47,330	226	160	66
CCP (Amt)	0	0	0	0	0	0	(0)
Exchange-traded	34,816	2,645	0	37,461	168	169	(1)
Total Commodity related	46,132	37,211	1,448	84,791	394	329	65
Other:
OTC	155,359	7,012	151	162,521	2,339	2,355	(16)
Bilateral (Amt)	155,313	7,012	151	162,476	2,336	2,313	23
CCP (Amt)	45	0	0	45	3	42	(39)
Exchange-traded	18,687	0	0	18,687	31	24	7
Total Other	174,045	7,012	151	181,208	2,370	2,379	(9)
Total OTC business	24,138,119	16,536,899	10,597,308	51,272,326	289,497	275,319	14,177
Total bilateral business	10,169,744	3,894,668	2,111,900	16,176,312	250,436	237,362	13,075
Total CCP business	13,968,376	12,642,231	8,485,408	35,096,014	39,060	37,958	1,103
Total exchange-traded business	3,599,416	529,630	2,938	4,131,984	2,640	2,766	(126)
Total	27,737,535	17,066,528	10,600,247	55,404,310	292,137	278,085	14,052
Positive market values after netting and cash collateral received	−	−	−	−	27,392	−	−

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	Dec 31, 2023
	Notional amount maturity distribution
in € m.	Within 1 year	> 1 and ≤ 5 years	After 5 years	Total	Positive market value	Negative market value	Net market value
Interest rate related:
OTC	17,224,862	13,754,903	9,568,113	40,547,878	124,837	112,997	11,840
Bilateral (Amt)	2,037,922	2,251,346	1,446,299	5,735,567	103,140	92,035	11,105
CCP (Amt)	15,186,940	11,503,557	8,121,813	34,812,311	21,696	20,961	735
Exchange-traded	1,916,294	403,196	47	2,319,537	418	493	(75)
Total Interest rate related	19,141,156	14,158,099	9,568,160	42,867,415	125,255	113,490	11,764
Currency related:
OTC	6,609,578	1,055,879	427,832	8,093,289	108,652	105,818	2,834
Bilateral (Amt)	6,443,644	1,046,148	427,719	7,917,512	107,415	104,614	2,801
CCP (Amt)	165,933	9,730	113	175,777	1,237	1,204	33
Exchange-traded	11,265	0	0	11,265	1	17	(16)
Total Currency related	6,620,842	1,055,879	427,832	8,104,553	108,653	105,835	2,818
Equity/index related:
OTC	17,014	7,937	647	25,599	1,209	2,574	(1,365)
Bilateral (Amt)	17,014	7,937	647	25,599	1,209	2,574	(1,365)
CCP (Amt)	0	0	0	0	0	0	0
Exchange-traded	164,955	25,648	1,523	192,126	2,391	2,103	288
Total Equity/index related	181,970	33,586	2,170	217,726	3,600	4,677	(1,077)
Credit derivatives related
OTC	200,396	855,230	71,584	1,127,210	13,895	13,379	517
Bilateral (Amt)	72,835	94,804	33,716	201,355	3,142	2,715	427
CCP (Amt)	127,561	760,426	37,868	925,854	10,754	10,664	90
Exchange-traded	0	0	0	0	0	0	0
Total Credit derivatives related	200,396	855,230	71,584	1,127,210	13,895	13,379	517
Commodity related:
OTC	7,150	31,576	2,037	40,764	203	140	63
Bilateral (Amt)	7,150	31,576	2,037	40,764	203	139	64
CCP (Amt)	0	0	0	0	0	1	(1)
Exchange-traded	25,369	1,347	0	26,716	141	139	2
Total Commodity related	32,519	32,923	2,037	67,479	344	279	65
Other:
OTC	57,766	3,924	102	61,791	971	819	152
Bilateral (Amt)	57,750	3,924	102	61,776	956	819	137
CCP (Amt)	15	0	0	15	15	0	15
Exchange-traded	11,008	21	0	11,029	27	33	(6)
Total Other	68,774	3,945	102	72,820	998	852	146
Total OTC business	24,116,765	15,709,449	10,070,316	49,896,530	249,766	235,726	14,041
Total bilateral business	8,636,315	3,435,736	1,910,521	13,982,573	216,064	202,895	13,169
Total CCP business	15,480,450	12,273,713	8,159,794	35,913,958	33,702	32,830	872
Total exchange-traded business	2,128,891	430,212	1,570	2,560,673	2,979	2,786	193
Total	26,245,656	16,139,661	10,071,885	52,457,203	252,745	238,511	14,234
Positive market values after netting and cash collateral received	−	−	−	−	23,312	−	−

Equity Exposure

The table below presents the carrying values of equity investments split by trading and non-trading for the respective reporting dates. Deutsche Bank manages its respective positions within market risk and other appropriate risk frameworks.

Composition of Equity Exposure

in € m.	Dec 31, 2024	Dec 31, 2023
Trading Equities	2,753	1,984
Non-trading Equities¹	2,052	2,008
Total Equity Exposure	4,806	3,992

1 Includes equity investment funds amounting to € 70 million as of December 31, 2024 and € 113 million as of December 31, 2023

As of December 31, 2024, the group’s trading equities exposure in Investment Bank was € 2.4 billion compared to € 1.7 billion on December 31, 2023, The movement is mainly driven by new deals in FIC financing business.

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Trading Market Risk Exposures

Value-at-Risk Metrics of Trading Units of Deutsche Bank Group

The tables and graph below present the Historic Simulation value-at-risk metrics calculated with a 99% confidence level and a one-day holding period for the Group’s trading units.

Value-at-Risk of Trading Units by Risk Type¹

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk²		Commodity price risk
in € m.	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Average	31.4	40.7	(41.2)	(46.3)	26.9	27.5	22.9	38.6	10.2	7.8	11.6	12.1	1.0	0.9
Maximum	60.6	74.3	(27.2)	(21.2)	55.1	40.1	35.5	68.4	15.6	14.9	19.0	17.4	1.8	2.8
Minimum	19.0	23.2	(56.2)	(64.9)	13.4	15.7	17.6	21.9	6.2	4.5	6.3	8.2	0.3	0.2
Period-end	24.9	39.0	(48.3)	(31.9)	31.3	20.3	19.5	28.4	10.8	11.0	10.1	10.9	1.5	0.3

1 Figures for 2024 as of December 31, 2024. Figures for 2023 as of December 31, 2023

2 Includes value-at-risk from gold and other precious metal positions

Development of historic simulation value-at-risk by risk types in 2024

01/24
02/24
03/24
04/24
05/24
06/24
07/24
08/24
09/24
10/24
11/24
12/24
90
80
70
60
50
40
30
20
10
0
in € m.
VaR Interest rate risk
VaR Credit spread risk
VaR Equity risk
VaR Foreign exchange including precious metals
VaR Commodity risk
VaR Total

The average 1d trading value-at-risk over 2024 was € 31 million, which decreased by € 9.2 million (-23%) compared to the average for 2023; this was primarily driven by roll-off of high market volatility period of H1 2023 from the historical VaR observation period and reduction in risk levels under Fixed Income and Currencies Trading business.

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For regulatory reporting purposes, the incremental risk charge for the respective reporting dates represents the higher of the spot value at the reporting dates, and their preceding 12-week average calculation.

Average, Maximum and Minimum Incremental Risk Charge of Trading Units (with a 99.9% confidence level and one-year capital horizon)1,2,3

	Total		Credit Trading		Global Rates		Emerging Markets		Other
in € m.	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Average	604.9	563.3	191.8	(15.0)	210.1	363.4	205.9	228.1	(2.9)	(13.2)
Maximum	755.5	904.6	247.3	121.4	375.7	892.5	350.1	349.9	49.5	32.0
Minimum	501.5	330.3	95.3	(130.9)	125.4	198.7	142.9	122.4	(54.2)	(80.6)
Period-end	501.5	570.3	176.5	90.8	125.4	198.7	229.5	284.5	(29.9)	(3.6)

1 Amounts show the bands within which the values fluctuated during the 12-weeks preceding December 31, 2024 and December 31, 2023, respectively

2 Business line breakdowns have been updated for 2024 reporting to better reflect the current business structure

3 All liquidity horizons are set to 12 months

The incremental risk charge as at the end of 2024 was € 501 million, which has reduced by € 69 million (-12%) compared to year-end 2023. The change was driven by risk reduction under Global Rates and Emerging Markets business.

Results of Regulatory Backtesting of Trading Market Risk

In 2024, the Group observed two outliers where the Group’s loss on a buy-and-hold basis exceeded the value-at-risk of the Trading books. The outliers in August 2024 and October 2024 were driven by increased market volatility stemming from macroeconomic data releases and central bank actions on interest rate policy.

The following graph shows the trading units daily buy-and-hold and Actual income in comparison to the value-at-risk as of the close of the previous business day for the trading days of the reporting period. The value-at-risk is presented in negative amounts to visually compare the estimated potential loss of the trading positions with the buy and hold income given buy-and-hold is the relevant portion of daily profit and loss for comparison against the previous day's value at risk which excludes new trades, reserves, and any carry profit and loss ordinarily part of actual income. Figures are shown in millions of euro. The chart shows that the trading units achieved a positive buy and hold income for 49% of the trading days in 2024 as well as displays the group outliers experienced in 2024.

EU MR4 – Comparison of VAR estimates with gains/losses

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Daily Income of Deutsche Bank Group Trading Units

The following histogram shows the distribution of daily income of Group trading units. Daily income is defined as total income which consists of new trades, fees & commissions, buy & hold income, reserves, carry and other income. It displays the number of trading days on which the Group reached each level of trading income shown on the horizontal axis in millions of euro.

Distribution of daily income of Group’s trading units in 2024

Days
60
50
40
30
20
10
0
in € m.
Below (50)
(50) to (45)
(45) to (40)
(40) to (35)
(35) to (30)
(30) to (25)
(25) to (20)
(20) to (15)
(15) to (10)
(10) to (5)
(5) to 0
0 to 5
5 to 10
10 to 15
15 to 20
20 to 25
25 to 30
30 to 35
35 to 40
40 to 45
45 to 50
50 to 55
55 to 60
60 to 65
65 to 70
70 to 75
75 to 80
80 to 85
85 to 90
90 to 95
95 to 100
over 100

The trading units achieved a positive income for 95% of the trading days in 2024 compared with 93% in the full year 2023.

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Non-trading Market Risk Exposures

Economic Capital Usage for Non-trading Market Risk

The following table shows the Non-trading Market Risk economic capital usage by risk type:

Economic Capital Usage by risk type.

	Economic capital usage
in € m.	Dec 31, 2024	Dec 31, 2023
Interest rate risk	2,770	2,980
Credit spread risk	184	60
Equity and Investment risk	1,172	1,044
Foreign exchange risk	1,665	1,273
Pension risk	944	1,106
Guaranteed funds risk	100	59
Total non-trading market risk portfolios	6,835	6,523

The economic capital figures do take into account diversification benefits between the different risk types.

Economic Capital Usage for Non-trading Market Risk totaled € 6.8 billion as of December 31, 2024, which is € 0.3 billion above the economic capital usage at year-end 2023. The increase in economic capital was predominantly driven by higher structural positions taken to protect the bank’s capital ratio against changes in exchange rates, partially offset by the reduction in exposures to interest rate risks.

– Interest rate risk; economic capital charge for interest rate risk in the banking book, including gap risk, basis risk and option risk, such as the risk of a change in client behavior embedded in modelled non-maturity deposits or prepayment risk; in total the economic capital usage for December 31, 2024 was € 2.8 billion, compared to € 3.0 billion for December 31, 2023

– Credit spread risk; economic capital charge for portfolios in the banking book subject to credit spread risk; economic capital usage was € 184 million as of December 31, 2024, versus € 60 million as of December 31, 2023

– Equity and Investment risk; economic capital charge for equity risk from a structural short position in the bank’s own share price arising from the Group’s equity compensation plans, and from the non-consolidated investment holdings, such as strategic investments and alternative assets the economic capital usage was € 1.2 billion as of December 31, 2024, compared to € 1.0 billion as of December 31, 2023

– Foreign exchange risk; foreign exchange risk predominantly arises from the Group’s structural position taken to protect the sensitivity of the bank’s capital ratio against changes in the exchange rates. The economic capital usage was € 1.7 billion as of December 31, 2024, versus € 1.3 billion as of December 31, 2023

– Pension risk; this risk arises from the Group’s defined benefit obligations, including interest rate risk and inflation risk, credit spread risk, equity risk and longevity risk. The economic capital usage was € 0.9 billion as of December 31, 2024, compared to € 1.1 billion as of December 31, 2023

– Guaranteed funds risk; risk arising from guaranteed fund products offered by our asset management division offering a partial or full guarantee on the clients’ investment. The risk materializes if the value of the underlying investment fund on guarantee date is lower than the guaranteed amount. The economic capital usage was € 100 million as of December 31, 2024, versus € 59 million as of December 31, 2023.

Interest Rate Risk in the Banking Book

The following table shows the impact on the Group’s net interest income in the banking book as well as the change of the economic value for the banking book positions from interest rate changes under the six standard scenarios defined by the EBA:

Economic value and net interest income interest rate risk in the banking book by EBA scenario

	Delta EVE		Delta NII¹
in € bn.	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Parallel up	(5.8)	(5.1)	0.2	0.3
Parallel down	1.3	1.8	(0.7)	(0.3)
Steepener	(0.8)	(0.8)	(0.1)	0.1
Flattener	(0.7)	(0.3)	(0.0)	(0.1)
Short rates up	(2.1)	(1.6)	0.0	(0.0)
Short rates down	0.6	0.8	(0.6)	(0.1)
Maximum	(5.8)	(5.1)	(0.7)	(0.3)

in € bn.	Dec 31, 2024	Dec 31, 2023
Tier 1 Capital	60.8	56.4

1 Delta Net Interest Income (NII) reflects the difference between projected NII in the respective scenario with shifted rates vs. market implied rates. Sensitivities are based on a static balance sheet at constant exchange rates, excluding trading positions and DWS. Figures do not include Mark-to-Market (MtM)/Other Comprehensive Income (OCI) effects on centrally managed positions not eligible for hedge accounting

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The maximum economic value of equity loss was € (5.8) billion as of December 2024, compared to € (5.1) billion as of December 2023. As per December 2024 the maximum EVE loss represents 9.6% of Tier 1 Capital.

The maximum economic value of equity (EVE) loss due to a +200 basis points parallel shift of the yield curve across all currencies as defined by the BaFin was € (5.8) billion as of December 2024, representing 8.4% of Total Capital.

The change in economic value of equity loss for the “Parallel up” interest rate scenario was driven by model changes and by additional risk positions to stabilize and protect net interest income as well as rebalancing activities related to the interest rate risk positions within the Bank’s Treasury portfolio.

The maximum one-year loss in net interest income for the “Parallel down” interest rate scenario was € (0.7) billion as of December 2024, compared to € (0.3) billion as of December 2023.

The increase in the maximum net interest income loss in the “Parallel down” scenario was mainly driven by additional downside risk arising from the behavioral model assumptions applied to Deutsche Bank’s Private Bank and Corporate Bank deposits, changes in the interest rate environment as well as a result of Deutsche Bank’s net interest income risk hedge strategy.

The following table shows the variation of the economic value for Deutsche Bank’s banking book positions resulting from downward and upward interest rate shocks by currency:

Economic value interest rate risk in the banking book by currency

	Dec 31, 2024
in € bn.	Parallel up	Parallel down
EUR	(5.1)	1.2
USD	(0.7)	0.4
Other	(0.0)	(0.3)
Total	(5.8)	1.3

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Operational risk exposure

Operational risk – risk profile

Operational risk losses by event type (profit and loss view)2

in € m.	2024	2023¹
Clients, Products and Business Practices	1,909	676
Execution, Delivery and Process Management	163	127
External Fraud	52	106
Others	22	55
Natural Disasters and Public Safety	18	11
Internal Fraud	18	(332)
Group	2,182	644

1 Prior year losses have been revised to account for subsequent capture of losses and reclassification

2 Losses are reported after offsetting insurance

As of December 31, 2024, operational risk losses increased year-on-year from € 644 million to € 2.2 billion. This was driven by an increase in litigation expenses of € 2.0 billion mainly due to provision for the Postbank takeover litigation matter, as well as the reversal of RusChemAlliance indemnification asset and the Polish FX mortgage provision, and is not deemed to be representative of a deterioration in the control environment. Non-legal losses decreased year-on-year from € 214 million in 2023 to € 175 million in 2024.

Operational risk losses by event type1

The diagram “Distribution of Operational Risk Losses” summarizes the value of net operational risk loss postings by event type in 2024, against the average for the comparative five-year period 2019-2023. The event type “Clients, Products and Business Practices” forms the most significant portion of operational losses with a share of 88% largely made up of provisions from legacy litigation cases due to settlements reached and increased litigation reserves for unsettled cases.

The diagram “Frequency of Operational Losses” summarizes the operational risk events by event type (based on a count of events where losses were first recognized in 2024), related to the average for the comparative five-year period 2019-2023. “External Fraud” remains the highest frequency event type at 66% with notable reduction versus the five-year average, leading to increase in share of events in other categories.

1 Prior year losses have been revised to account for subsequent capture of losses and reclassification

2 Distribution of operational risk losses is based on posting date

3 Frequency of operational risk losses is based on first posting date

4 The bank seeks to ensure the comprehensive capture of all operational risk loss events with a net operational risk loss impact of € 10,000 or greater, the totals shown in this section may be underestimated due to delayed detection and recording of loss events

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Liquidity Risk Exposure

Funding Markets and Capital Markets Issuance

Multiple macro topics emerged during 2024 and weighed on markets, including CRE-related worries in February, political turmoil in France in June, an unexpected rate hike of the Bank of Japan end of July as well as weak economic data out of the U.S. in August put investors into a risk-off mood. Despite creating a dent, those events were not material enough to outweigh risk-on mood. Against this backdrop, the Bank navigated well through the markets and successfully concluded its issuance activity at 18 billion euros, in line with guidance of ending the year at the upper end of a 13 to 18 billion euro range.

In contrast to market fears, credit markets showed a constructive performance despite the multiple disruptions with broader indices trading tighter vs. year end 2023. Following rating upgrades in 2023, the bank’s spreads rallied in the first half of 2024 while trading roughly flat in the second half. Otherwise, no idiosyncratic anomalies, which led to wider levels. The bank’s CDS and EUR spreads performed well this year, the bank’s USD spreads exhibited an even better performance.

The total issuance volume of € 18.0 is split as follows: € 3.0 billion in capital issuances, € 6.9 billion of senior non-preferred funding, € 8.1 billion in senior preferred. From a currency perspective, the total issuance volume is divided as follows: Euros (€ 9.6 billion), U.S. dollars (€ 6.2 billion), Japanese Yen (€ 0.6 billion) and other currencies aggregated (€ 1.6 billion). The Group’s investor base for 2024 issuances was as follows: asset managers and pension funds (62%), banks (11%), retail customers (8%), insurance companies (7%), other institutional investors (7%), Governments and agencies (2%) and Other (3%). The geographical distribution was split between Germany (16%), rest of Europe (44%), U.S. (23%), Asia/Pacific (14%) and Other (3%). The average spread of issuance over 3-months-Euribor/RFR (Risk Free Rate) was 110bp for the full year. The average tenor was 5.6 years. The Group issued the following volumes over each quarter: Q1: € 5.1 billion, Q2: € 5.6 billion, Q3: € 5.6 billion and Q4: € 1.7 billion.

Deutsche Bank’s issuance plan for 2025 is € 15-20 billion, broadly in line with last year’s plan. Focus will be on senior non-preferred bonds and capital instruments. Senior preferred issuances will be primarily in non-benchmark format. The Group also plans to raise a portion of this funding in U.S. dollar and may enter into cross currency swaps to manage any residual requirements. The Bank has total capital markets maturities, excluding legally exercisable calls, of approximately € 12 billion. Furthermore, the Bank issued structured notes with a volume of around € 10 billion in 2024 and plans to issue ~ € 9 billion in 2025. This activity is conducted by the FIC division and not part of the Treasury issuance plan.

Funding Diversification

In 2024, total external funding increased by € 50.6 billion from € 970.3 billion at December 31, 2023, to € 1,020.9 billion at December 31, 2024. Funding from the Corporate Bank has increased by € 23.3 billion, most pronounced in sight deposits. In the Private Bank, growth of € 12.6 billion was primarily driven by term deposits. The unsecured Wholesale Funding portfolio increased by € 6.5 billion, thereof € 3.6 billion from Investment Bank deposits. In addition, Capital Markets and Equity increased by € 16.8 billion driven by an increase of € 1.6 billion in Equity and € 15.2 billion in long-term Debt Issuances. Secured funding and shorts have decreased by € 18.3 billion, driven by € 15.0 billion prepayments of TLTRO (Targeted Longer-Term Refinancing Operations) and € 3.3 billion reductions in repurchase operations. Additional growth in the Other Customers bucket of € 9.9 billion was mainly driven by increase in Long-Term Debt due to growth from the ETF structures.

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Composition of External Funding Sources

1 Other Customers includes fiduciary deposits, X-markets notes and margin/Prime Brokerage cash balances (shown on a net basis)

Reference: Reconciliation to total balance sheet of € 1,387.2 billion (€ 1,312.3 billion): Derivatives & settlement balances € 288.8 billion (€ 266.5 billion), add-back for netting effect for margin/Prime Brokerage cash balances (shown on a net basis) € 42.2 billion (€ 40.2 billion), other non-funding liabilities € 35.3 billion (€ 35.4 billion) for December 31, 2024, and December 31, 2023, respectively

Maturity of unsecured wholesale funding, ABCP and capital markets issuance1

	Dec 31, 2024
in € m.	Not more than 1 month	Over 1 month but not more than 3 months	Over 3 months but not more than 6 months	Over 6 months but not more than 1 year	Sub-total less than 1 year	Over 1 year but not more than 2 years	Over 2 years	Total
Deposits from banks	829	697	1,294	1,277	4,098	56	0	4,153
Deposits from other wholesale customers	3,106	7,919	4,698	5,396	21,119	2,231	1,013	24,363
CDs and CP	1,107	3,623	2,647	3,688	11,064	10	117	11,190
ABCP	0	0	0	0	0	0	0	0
Senior non-preferred plain vanilla	239	1,467	1,788	5,190	8,685	12,054	33,279	54,018
Senior preferred plain vanilla	171	360	1,681	1,712	3,923	4,442	7,930	16,294
Senior structured	239	793	1,029	1,381	3,442	2,187	20,094	25,723
Covered bonds/ABS	765	343	225	757	2,091	3,301	10,163	15,554
Subordinated liabilities	0	1,264	3,945	1,190	6,399	4,239	12,991	23,630
Other	49	0	0	0	49	0	7	57
Total	6,505	16,468	17,307	20,591	60,870	28,519	85,593	174,982
Of which:
Secured	765	343	225	757	2,091	3,301	10,163	15,554
Unsecured	5,740	16,124	17,081	19,834	58,779	25,218	75,430	159,428

1 Includes additional Tier 1 notes reported as additional equity components in the financial statements. Liabilities with call features are shown at earliest legally exercisable call date. No assumption is made as to whether such calls would be exercised

Capital market issuances volume reported post own debt elimination

The total volume of unsecured wholesale liabilities, asset-backed commercial papers (ABCP) and capital markets issuance maturing within one year amount to € 61 billion as of December 31, 2024, and should be viewed in the context of total High Quality Liquid Assets (HQLA) of € 226 billion.

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	Dec 31, 2023
in € m.	Not more than 1 month	Over 1 month but not more than 3 months	Over 3 months but not more than 6 months	Over 6 months but not more than 1 year	Sub-total less than 1 year	Over 1 year but not more than 2 years	Over 2 years	Total
Deposits from banks	1,942	1,419	692	402	4,455	558	103	5,117
Deposits from other wholesale customers	9,838	4,740	3,475	1,984	20,038	422	633	21,093
CDs and CP	1,085	2,143	2,041	1,623	6,891	84	0	6,976
ABCP	0	0	0	0	0	0	0	0
Senior non-preferred plain vanilla	91	1,173	2,852	4,146	8,261	7,700	36,328	52,289
Senior preferred plain vanilla	198	442	1,293	718	2,650	3,494	5,325	11,470
Senior structured	121	458	748	1,275	2,603	2,919	12,401	17,923
Covered bonds/ABS	21	2,065	235	750	3,070	1,867	13,063	18,000
Subordinated liabilities	10	15	291	94	410	5,887	14,039	20,336
Other	0	0	0	0	0	0	0	0
Total	13,306	12,454	11,627	10,992	48,380	22,931	81,892	153,204
Of which:
Secured	21	2,065	235	750	3,070	1,867	13,063	18,000
Unsecured	13,285	10,389	11,392	10,242	45,309	21,065	68,829	135,203

The following table shows the currency breakdown of short-term unsecured wholesale funding, of ABCP funding and of capital markets issuance.

Unsecured wholesale funding, ABCP and capital markets issuance (currency breakdown)

	Dec 31,2024					Dec 31,2023
in € m.	in EUR	in USD	in GBP	in other CCYs	Total	in EUR	in USD	in GBP	in other CCYs	Total
Deposits from banks	629	2,583	40	902	4,153	666	2,409	108	1,934	5,117
Deposits from other whole- sale customers	7,722	13,836	264	2,542	24,363	8,857	9,128	248	2,860	21,093
CDs and CP	3,695	7,230	0	266	11,190	3,776	2,816	0	383	6,976
ABCP	0	0	0	0	0	0	0	0	0	0
Senior non-preferred plain vanilla	23,485	24,503	2,167	3,862	54,018	22,309	23,199	3,611	3,171	52,289
Senior preferred plain vanilla	8,919	5,390	15	1,970	16,294	6,445	4,424	8	593	11,470
Senior structured	10,704	12,250	50	2,719	25,723	8,278	7,502	43	2,100	17,923
Covered bonds/ ABS	14,822	732	0	0	15,554	17,710	290	0	0	18,000
Subordinated liabilities	12,553	9,938	952	187	23,630	9,845	9,380	932	179	20,336
Other	8	0	0	49	57	0	0	0	0	0
Total	82,536	76,461	3,489	12,495	174,982	77,886	59,148	4,949	11,220	153,204
Of which:
Secured	14,822	732	0	0	15,554	17,710	290	0	0	18,000
Unsecured	67,714	75,729	3,489	12,495	159,428	60,176	58,858	4,949	11,220	135,203

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High quality liquid assets

Composition of Group’s HQLA by parent company (including branches) and subsidiaries

	Dec 31, 2024		Dec 31, 2023
in € bn.	Market Value	Value according to Article 9 CRR	Market Value	Value according to Article 9 CRR
Available-Cash and Central Bank Reserves	124	124	156	156
Parent (incl. foreign branches)	97	97	133	133
Subsidiaries	26	26	23	23
High Quality liquid securities (includes government, government guaranteed and agency securities	106	102	66	63
Parent (incl. foreign branches)	98	94	54	51
Subsidiaries	8	8	12	12
Total HQLA	230	226	222	219
Parent (incl. foreign branches)	195	191	187	184
Subsidiaries	34	34	35	35

As of December 31, 2024, the Group’s HQLA increased to € 226 billion compared to December 31, 2023, at € 219 billion. This is primarily due increased deposits and issuance of long-term debt largely offset by TLTRO repayment and increased business held assets.

Liquidity Coverage Ratio

The Liquidity Coverage Ratio was 131% at the end of 2024, a surplus to regulatory requirements of € 53 billion as compared to 140% as at the end of 2023, a surplus to regulatory requirements of € 62 billion. Significant deposit growth and new issuance activity were more than offset by increased business assets, TLTRO repayment and increased modelled outflows under commitments and guarantees.

The Group’s twelve month weighted average LCR was 134%. This has been calculated in accordance with the Commission Delegated Regulation (EU) 2015/61 and the EBA Guidelines on LCR disclosure to complement the disclosure of liquidity risk management under Article 435 CRR.

LCR components

	Dec 31, 2024	Dec 31, 2023
in € bn. (unless stated otherwise)	Total adjusted weighted value (average)	Total adjusted weighted value (average)
Number of data points used in the calculation of averages	12	12
High Quality Liquid Assets	224	215
Total net cash outflows	167	157
Liquidity Coverage Ratio (LCR) in %	134%	137%

Funding Risk Management

Structural Funding

All funding matrices (the aggregate currency, the USD and the GBP funding matrix) were in line with the targets as of year ends 2024 and 2023.

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Stress Testing and Scenario Analysis

At the end of 2024, the Group’s stressed Net Liquidity Position stood at € 56 billion compared to € 58 billion as at the end of 2023 with the change in scenario of minimum surplus liquidity reflecting the introduction of a 12-month risk appetite horizon under the Systemic Market Risk scenario.

Global All Currency Daily Stress Testing Results

	Dec 31, 2024			Dec 31, 2023
in € bn.	Funding Gap¹	Gap Closure²	Net Liquidity Position	Funding Gap[1]	Gap Closure[2]	Net Liquidity Position
Systemic market risk	208	265	56	123	242	119
1 notch downgrade (DB specific)	34	174	140	38	180	142
Severe downgrade (DB specific)	142	241	99	161	259	97
Combined³	216	275	59	203	261	58

1 Funding gap caused by impaired rollover of liabilities and other projected outflows

2 Based on liquidity generation through Liquidity Reserves and other business mitigants

3 Combined impact of systemic market risk and severe downgrade

Global EUR Daily Stress Testing Results

	Dec 31, 2024			Dec 31, 2023
in € bn.	Funding Gap¹	Gap Closure²	Net Liquidity Position	Funding Gap[1]	Gap Closure[2]	Net Liquidity Position
Combined³	91	104	13	90	116	25

1 Funding gap caused by impaired rollover of liabilities and other projected outflows

2 Based on liquidity generation through Liquidity Reserves and other business mitigants

3 Combined impact of systemic market risk and severe downgrade

Global USD Daily Stress Testing Results

	Dec 31, 2024			Dec 31, 2023
in € bn.	Funding Gap¹	Gap Closure²	Net Liquidity Position	Funding Gap[1]	Gap Closure[2]	Net Liquidity Position
Combined³	80	102	22	91	102	11

1 Funding gap caused by impaired rollover of liabilities and other projected outflows

2 Based on liquidity generation through Liquidity Reserves and other business mitigants

3 Combined impact of systemic market risk and severe downgrade

Global GBP Daily Stress Testing Results

	Dec 31, 2024			Dec 31, 2023
in € bn.	Funding Gap¹	Gap Closure²	Net Liquidity Position	Funding Gap	Gap Closure	Net Liquidity Position
Combined³	5	10	5	4	5	1

1 Funding gap caused by impaired rollover of liabilities and other projected outflows

2 Based on liquidity generation through Liquidity Reserves and other business mitigants

3 Combined impact of systemic market risk and severe downgrade

The following table presents the amount needed to meet collateral requirements from contractual obligations in the event of a one- or two-notch downgrade by rating agencies for all currencies.

Contractual Obligations

	Dec 31, 2024		Dec 31, 2023
in € m.	One-notch downgrade	Two-notch downgrade	One-notch downgrade	Two-notch downgrade
Contractual derivatives funding or margin requirements	182	309	402	526
Other contractual funding or margin requirements	0	0	0	0

Net stable funding ratio

The Net Stable Funding Ratio was 121% as at year end 2024, a surplus to regulatory requirements of € 110 billion as compared to 121% as at the end of 2023, a surplus to regulatory requirements of € 107 billion.

	Dec 31, 2024	Dec 31, 2023
in € bn. (unless stated otherwise)	Total adjusted weighted value	Total adjusted weighted value (average)
Available stable funding (ASF)	625	605
Required stable funding (RSF)	515	499
Net Stable Funding Ratio (NSFR) in %	121%	121%

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Asset Encumbrance

This section refers to asset encumbrance in the Group of institutions consolidated for banking regulatory purposes pursuant to the German Banking Act. Therefore, this excludes insurance companies or companies outside the finance sector. Assets pledged by insurance subsidiaries are included in Note 20 “Assets Pledged and Received as Collateral” of the consolidated financial statements, and restricted assets held to satisfy obligations to insurance companies’ policy holders are included within Note 37 “Information on Subsidiaries” of the consolidated financial statements.

Encumbered assets primarily comprise those on- and off-balance sheet assets that are pledged as collateral against secured funding, collateral swaps, and other collateralized obligations. Additionally, in line with EBA technical standards on regulatory asset encumbrance reporting, assets placed with settlement systems, including default funds and initial margins, as well as other assets pledged which cannot be freely withdrawn such as mandatory minimum reserves at central banks, are considered encumbered. The balances presented also include derivative margin receivable assets as encumbered under relevant EBA guidelines.

Readily available assets are those on- and off-balance sheet assets that are not otherwise encumbered, and which are in freely transferrable form. Unencumbered financial assets at fair value, other than securities borrowed or purchased under resale agreements and positive market value from derivatives, and available for sale investments are all assumed to be readily available.

The readily available value represents the on- and off-balance sheet carrying amount or fair value rather than any form of stressed liquidity value (see the “High Quality Liquid Assets” for an analysis of unencumbered liquid assets available under a liquidity stress scenario). Other unencumbered on- and off-balance sheet assets are those assets that have not been pledged as collateral against secured funding or other collateralized obligations or are otherwise not considered to be readily available. Included in this category are securities borrowed or purchased under resale agreements and positive market value from derivatives. Similarly, for loans and other advances to customers, these would only be viewed as readily available to the extent they are already in a pre-packaged transferrable format and have not already been used to generate funding. This represents the most conservative view given that an element of such loans currently shown in other assets could be packaged into a format that would be suitable for use to generate funding.

Encumbered and unencumbered assets

	Dec 31, 2024
	Carrying value
			Unencumbered assets
in € m. (unless stated otherwise)	Assets	Encumbered assets	Readily available	Other
Debt securities	179	80	99	0
Equity instruments	4	0	4	0
Other assets:
Cash and due from banks & Interest earning deposits with Banks	154	14	139	0
Securities borrowed or purchased under resale agreements¹	41	0	0	41
Financial assets at fair value through profit and loss²
Trading assets	12	0	12	0
Positive market value from derivative financial instruments	292	0	0	292
Securities borrowed or purchased under resale agreements¹	105	0	0	105
Other financial assets at fair value through profit or loss	3	0	3	0
Financial assets at fair value through other comprehensive income²	8	0	5	3
Loans	517	48	41	427
Other assets	75	40	0	35
Total	1,389	183	303	903

1 Securities borrowed and securities purchased under resale agreements are all shown as other unencumbered. The use of the underlying collateral is separately captured in the off-balance sheet table below

2 Excludes Debt securities and Equity instruments (separately disclosed above)

	Dec 31, 2024
	Fair value of collateral received
			Unencumbered assets
in € m. (unless stated otherwise)	Assets	Encumbered assets	Readily available	Other
Collateral received:	479	366	110	3
Debt securities	473	363	110	0
Equity instruments	1	1	0	0
Other collateral received	6	2	0	3

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	Dec 31, 2023
	Carrying value
			Unencumbered assets
in € m. (unless stated otherwise)	Assets	Encumbered assets	Readily available	Other
Debt securities	167	84	83	0
Equity instruments	3	0	3	0
Other assets:
Cash and due from banks & Interest earning deposits with Banks	184	12	172	0
Securities borrowed or purchased under resale agreements¹	15	0	0	15
Financial assets at fair value through profit and loss²
Trading assets	9	0	9	0
Positive market value from derivative financial instruments	252	0	0	252
Securities borrowed or purchased under resale agreements¹	79	0	0	79
Other financial assets at fair value through profit or loss	1	0	1	0
Financial assets at fair value through other comprehensive income²	7	0	5	2
Loans	528	57	14	457
Other assets	69	36	0	34
Total	1,314	189	287	838

1 Securities borrowed and securities purchased under resale agreements are all shown as other unencumbered. The use of the underlying collateral is separately captured in the off-balance sheet table below

2 Excludes Debt securities and Equity instruments (separately disclosed above)

	Dec 31, 2023
	Fair value of collateral received
			Unencumbered assets
in € m. (unless stated otherwise)	Assets	Encumbered assets	Readily available	Other
Collateral received:	379	325	49	6
Debt securities	370	321	48	0
Equity instruments	1	1	0	0
Other collateral received	8	3	0	6

Maturity Analysis of Assets and Financial Liabilities

Treasury manages the maturity analysis of assets and liabilities. Modeling of assets and liabilities is necessary in cases where the contractual maturity does not adequately reflect the liquidity risk position. The most significant example in this context would be immediately repayable deposits from retail and transaction banking customers which have consistently displayed high stability throughout even the most severe financial crises.

The modeling profiles are part of the overall liquidity risk management framework (see section “Liquidity Stress Testing and Scenario Analysis” for short-term liquidity positions ≤ 1 year and section “Structural Funding” for long-term liquidity positions > 1 year) which is defined and approved by the Management Board.

The following tables present a maturity analysis of total assets based on carrying value and upon earliest legally exercisable maturity as of December 31, 2024 and 2023, respectively.

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Analysis of the earliest contractual maturity of assets

	Dec 31, 2024
in € m.	On demand (incl. Overnight and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Cash and central bank balances¹	133,755	10,423	3,118	131	20	46	0	0	0	147,494
Interbank balances (w/o central banks)¹	4,590	1,238	156	85	49	37	0	0	6	6,160
Central bank funds sold	0	0	0	0	0	0	0	0	0	0
Securities purchased under resale agreements	640	3,564	8,696	14,690	3,143	1,329	5,591	3,151	0	40,803
With banks	597	468	3,838	6,228	1,995	0	4,322	2,710	0	20,158
With customers	43	3,096	4,859	8,462	1,147	1,329	1,269	440	0	20,645
Securities borrowed	0	32	0	0	0	0	11	0	0	44
With banks	0	0	0	0	0	0	0	0	0	0
With customers	0	32	0	0	0	0	11	0	0	44
Financial assets at fair value through profit or loss	448,881	71,938	9,475	3,531	1,783	3,041	2,121	1,603	3,476	545,849
Trading assets	137,706	0	0	0	0	2,026	0	0	40	139,772
Fixed-income securities and loans	131,418	0	0	0	0	0	0	0	0	131,418
Equities and other variable- income securities	2,753	0	0	0	0	2,026	0	0	40	4,819
Other trading assets	3,535	0	0	0	0	0	0	0	0	3,535
Positive market values from derivative financial instruments	291,753	0	0	0	0	0	0	0	0	291,754
Non-trading financial assets mandatory at fair value through profit or loss	19,422	71,938	9,475	3,531	1,783	1,015	2,121	1,603	3,436	114,324
Securities purchased under resale agreements	8,109	68,159	6,241	3,022	1,564	248	995	398	0	88,736
Securities borrowed	11,200	2,070	2,620	0	0	0	22	0	0	15,913
Fixed-income securities and loans	30	445	601	480	214	107	999	1,003	2,549	6,429
Other non-trading financial assets mandatory at fair value through profit or loss	82	1,264	12	29	5	660	104	202	887	3,246
Financial assets designated at fair value through profit or loss	0	0	0	0	0	0	0	0	0	0
Positive market values from derivative financial instruments qualifying for hedge accounting	0	27	83	29	22	12	91	64	55	383
Financial assets at fair value through other comprehensive income	0	3,735	2,896	1,703	1,601	605	4,266	7,189	20,096	42,090
Securities purchased under resale agreements	0	1,355	1,275	0	0	0	153	0	3	2,786
Securities borrowed	0	0	0	0	0	0	0	0	0	0
Debt securities	0	2,004	1,039	1,345	904	541	3,440	5,098	19,865	34,236
Loans	0	376	582	358	696	65	673	2,091	227	5,068
Other	0	0	0	0	0	0	0	0	0	0
Loans	14,095	34,800	23,242	23,857	16,390	13,804	41,424	109,587	201,722	478,921
To banks	226	2,085	1,135	987	346	725	126	840	1,907	8,376
To customers	13,869	32,715	22,107	22,870	16,045	13,079	41,297	108,748	199,815	470,545
Retail	2,381	3,837	2,317	1,965	1,185	1,159	5,716	23,646	154,729	196,935
Corporates and other customers	11,488	28,878	19,791	20,905	14,859	11,920	35,582	85,101	45,086	273,610
Other financial assets	59,501	8,436	1,191	1,508	512	1,701	1,928	4,848	13,121	92,745
Total financial assets	661,461	134,193	48,857	45,534	23,519	20,576	55,432	126,442	238,476	1,354,488
Other assets	9,083	247	5	4,574	13	4,923	267	1,248	12,328	32,689
Total assets	670,544	134,440	48,862	50,107	23,532	25,499	55,699	127,690	250,804	1,387,177

1 The positions “Cash and central bank balances” and “Interbank balances (w/o central banks)” include € 379 million cash held with Russian Banks, predominantly with the Central Bank of Russia

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	Dec 31, 2023
in € m.	On demand (incl. Overnight and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Cash and central bank balances¹	164,942	11,301	1,905	185	39	45	0	0	0	178,416
Interbank balances (w/o central banks)¹	4,599	653	42	63	78	100	0	0	606	6,140
Central bank funds sold	0	0	0	0	0	0	0	0	0	0
Securities purchased under resale agreements	16	2,010	3,388	514	1,434	901	4,180	2,282	0	14,725
With banks	7	393	1,250	93	936	862	2,389	2,282	0	8,212
With customers	10	1,617	2,138	421	497	39	1,791	0	0	6,513
Securities borrowed	0	33	0	0	0	0	6	0	0	39
With banks	0	0	0	0	0	0	0	0	0	0
With customers	0	33	0	0	0	0	6	0	0	39
Financial assets at fair value through profit or loss	390,279	51,826	11,152	3,130	563	2,655	700	1,287	3,660	465,252
Trading assets	123,907	0	0	0	0	1,353	0	0	16	125,275
Fixed-income securities and loans	120,731	0	0	0	0	0	0	0	0	120,731
Equities and other variable- income securities	1,968	0	0	0	0	1,353	0	0	16	3,336
Other trading assets	1,207	0	0	0	0	0	0	0	0	1,207
Positive market values from derivative financial instruments	251,855	0	0	0	0	0	0	0	1	251,856
Non-trading financial assets mandatory at fair value through profit or loss	14,517	51,826	11,152	3,130	563	1,302	626	1,287	3,643	88,047
Securities purchased under resale agreements	5,331	48,697	7,987	2,242	299	550	161	669	0	65,937
Securities borrowed	9,159	2,001	1,859	0	0	0	17	0	0	13,036
Fixed-income securities and loans	12	521	1,301	861	264	136	386	580	2,373	6,434
Other non-trading financial assets mandatory at fair value through profit or loss	16	607	5	27	0	616	62	38	1,270	2,640
Financial assets designated at fair value through profit or loss	0	0	0	0	0	0	74	0	1	75
Positive market values from derivative financial instruments qualifying for hedge accounting	0	337	211	104	55	38	18	79	46	889
Financial assets at fair value through other comprehensive income	36	3,590	1,514	1,106	666	482	2,314	8,761	17,077	35,546
Securities purchased under resale agreements	0	1,805	0	0	0	0	0	0	0	1,805
Securities borrowed	0	0	0	0	0	0	0	0	0	0
Debt securities	0	1,476	980	771	475	336	1,548	6,337	16,951	28,874
Loans	36	309	534	335	190	146	767	2,424	126	4,867
Other	0	0	0	0	0	0	0	0	0	0
Loans	15,107	37,104	31,048	17,534	12,418	14,272	38,335	91,628	216,259	473,705
To banks	227	537	348	332	41	1,535	862	519	801	5,202
To customers	14,880	36,567	30,700	17,201	12,377	12,736	37,473	91,108	215,459	468,502
Retail	2,375	5,803	4,879	1,721	1,302	2,170	4,786	16,929	168,184	208,148
Corporates and other customers	12,505	30,763	25,822	15,480	11,075	10,567	32,688	74,180	47,275	260,354
Other financial assets	68,187	9,243	3,875	2,729	778	1,445	1,136	4,225	15,204	106,823
Total financial assets	643,167	116,096	53,134	25,365	16,030	19,936	46,691	108,263	252,853	1,281,535
Other assets	9,124	269	1	4,169	2	4,185	194	2,080	10,771	30,796
Total assets	652,291	116,366	53,135	29,534	16,032	24,121	46,885	110,342	263,624	1,312,331

1 The positions “Cash and central bank balances” and “Interbank balances (w/o central banks)” include € 614 million cash held with Russian Banks, predominantly with the Central Bank of Russia

The following tables present a maturity analysis of total liabilities based on carrying value and upon earliest legally exercisable maturity as of December 31, 2024 and 2023, respectively.

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Analysis of the earliest contractual maturity of liabilities

	Dec 31, 2024
in € m.	On demand (incl. Over- night and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Deposits	373,816	64,076	93,692	69,346	21,845	18,207	9,612	5,538	10,130	666,261
Due to banks	53,385	1,721	10,520	11,102	6,515	1,033	1,927	2,984	8,731	97,920
Due to customers	320,430	62,355	83,171	58,244	15,330	17,174	7,685	2,553	1,399	568,341
Retail	135,531	16,455	44,218	34,930	8,890	6,577	1,389	491	22	248,504
Corporates and other customers	184,900	45,899	38,953	23,314	6,440	10,596	6,296	2,062	1,377	319,838
Trading liabilities	319,893	0	0	0	0	0	0	0	0	319,893
Trading securities	41,864	0	0	0	0	0	0	0	0	41,864
Other trading liabilities	1,635	0	0	0	0	0	0	0	0	1,635
Negative market values from derivative financial instruments	276,395	0	0	0	0	0	0	0	0	276,395
Financial liabilities designed at fair value through profit or loss	32,343	24,338	11,059	4,417	539	304	3,310	10,009	5,713	92,032
Securities sold under repurchase agreements	30,294	23,772	10,739	3,254	302	0	760	0	0	69,121
Long-term debt	2,023	335	228	1,043	136	235	2,543	9,947	5,713	22,203
Other financial liabilities designated at fair value through profit or loss	26	232	91	120	101	69	6	62	0	708
Investment contract liabilities	0	0	0	0	0	454	0	0	0	454
Negative market values from derivative financial instruments qualifying for hedge accounting	0	357	621	342	197	77	16	16	65	1,690
Central bank funds purchased	1,227	0	0	0	0	0	0	0	0	1,227
Securities sold under repurchase agreements	268	23	1,017	175	0	0	715	289	25	2,513
Due to banks	88	2	917	152	0	0	605	158	9	1,929
Due to customers	180	21	101	23	0	0	111	131	16	583
Securities loaned	2	0	0	0	0	0	0	0	0	2
Due to banks	0	0	0	0	0	0	0	0	0	0
Due to customers	2	0	0	0	0	0	0	0	0	2
Other short term borrowings	1,345	3,380	2,372	1,845	227	726	0	0	0	9,895
Long-term debt	0	1,474	4,280	5,971	5,079	3,825	18,543	42,140	33,587	114,899
Debt securities - senior	0	1,315	2,873	4,081	4,764	3,158	14,957	36,395	15,067	82,611
Debt securities - subordi- nated	0	0	1,248	1,635	0	0	2,000	2,436	4,307	11,626
Other long-term debt - senior	0	159	158	254	315	667	1,545	3,289	14,190	20,578
Other long-term debt - subordinated	0	0	0	0	0	0	42	20	22	85
Trust Preferred Securities	0	0	0	287	0	0	0	0	0	287
Other financial liabilities	72,776	526	665	881	137	256	1,988	1,360	2,508	81,098
Total financial liabilities	801,670	94,174	113,705	83,264	28,024	23,849	34,185	59,352	52,028	1,290,251
Other liabilities	17,494	0	0	0	0	0	0	0	0	17,494
Total equity	0	0	0	0	0	0	0	0	79,432	79,432
Total liabilities and equity	819,164	94,174	113,705	83,264	28,024	23,849	34,185	59,352	131,460	1,387,177
Off-balance sheet commitments given	42,360	11,136	16,635	22,017	18,465	29,279	45,442	122,123	35,709	343,167
Banks	1,038	1,584	2,164	2,827	2,766	2,080	3,213	4,697	6,169	26,540
Retail	13,776	455	642	134	79	1,502	279	891	2,977	20,734
Corporates and other customers	27,546	9,097	13,829	19,057	15,620	25,697	41,950	116,535	26,563	295,893

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	Dec 31, 2023
in € m.	On demand (incl. Over- night and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Deposits	346,071	55,380	93,682	61,316	23,849	18,642	7,724	5,065	10,305	622,035
Due to banks	48,482	1,741	10,139	8,791	5,902	478	3,126	3,398	8,977	91,034
Due to customers	297,589	53,639	83,543	52,525	17,947	18,164	4,598	1,667	1,328	531,001
Retail	130,097	9,882	47,506	34,857	8,635	7,031	1,272	502	43	239,826
Corporates and other customers	167,492	43,758	36,036	17,669	9,312	11,133	3,326	1,166	1,285	291,176
Trading liabilities	282,264	0	0	0	0	0	0	0	0	282,264
Trading securities	43,114	0	0	0	0	0	0	0	0	43,114
Other trading liabilities	890	0	0	0	0	0	0	0	0	890
Negative market values from derivative financial instruments	238,260	0	0	0	0	0	0	0	0	238,260
Financial liabilities designed at fair value through profit or loss	33,974	24,883	11,547	3,081	217	499	1,727	5,770	2,025	83,722
Securities sold under repurchase agreements	32,183	24,790	11,422	2,748	58	301	537	339	0	72,377
Long-term debt	1,618	6	43	275	139	89	1,147	5,368	2,024	10,709
Other financial liabilities designated at fair value through profit or loss	173	87	82	58	20	109	43	62	1	636
Investment contract liabilities	0	0	0	0	0	484	0	0	0	484
Negative market values from derivative financial instruments qualifying for hedge accounting	0	40	92	10	9	4	14	12	70	252
Central bank funds purchased	1,057	0	0	0	0	0	0	0	0	1,057
Securities sold under repurchase agreements	274	288	295	302	0	0	2	773	48	1,981
Due to banks	63	265	7	302	0	0	2	771	0	1,410
Due to customers	211	23	287	0	0	0	0	2	48	571
Securities loaned	3	0	0	0	0	0	0	0	0	3
Due to banks	0	0	0	0	0	0	0	0	0	0
Due to customers	3	0	0	0	0	0	0	0	0	3
Other short term borrowings	1,479	2,973	2,345	1,522	493	808	0	0	0	9,620
Long-term debt	0	435	15,286	6,016	3,601	5,604	17,936	41,861	28,652	119,390
Debt securities - senior	0	378	3,991	4,487	858	5,408	14,665	35,848	16,050	81,685
Debt securities - subordi- nated	0	10	9	0	26	8	2,703	4,356	4,051	11,163
Other long-term debt - senior	0	47	11,287	1,529	2,680	161	568	1,594	8,529	26,394
Other long-term debt - subordinated	0	0	0	0	37	27	0	62	22	149
Trust Preferred Securities	0	0	0	289	0	0	0	0	0	289
Other financial liabilities	89,980	754	635	1,837	173	308	733	1,209	2,478	98,108
Total financial liabilities	755,102	84,754	123,882	74,374	28,342	26,349	28,136	54,689	43,578	1,219,206
Other liabilities	18,307	0	0	0	0	0	0	0	0	18,307
Total equity	0	0	0	0	0	0	0	0	74,818	74,818
Total liabilities and equity	773,409	84,754	123,882	74,374	28,342	26,349	28,136	54,689	118,396	1,312,330
Off-balance sheet commitments given	42,501	10,875	21,158	15,720	14,318	24,459	37,389	113,593	40,527	320,540
Banks	1,016	1,177	2,354	2,242	2,090	2,278	2,289	2,820	5,829	22,095
Retail	14,707	1,354	1,206	503	718	2,281	971	583	4,940	27,262
Corporates and other customers	26,778	8,344	17,597	12,976	11,510	19,899	34,130	110,190	29,758	271,182

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Sustainability Statement

General information	Basis for preparation of the Sustainability Statement – 192
Governance – 194
Double materiality assessment – 201
Sustainability strategy – 207
Stakeholder engagement and thought leadership – 214
Sustainable finance – 219
ESG due diligence – 238
Supply chain management – 247
Environmental information	Disclosures pursuant to Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation) –253
Climate change – 256
Social information	Own workforce – 286
Client centricity – 313
Governance information	Culture, integrity and conduct – 325
Anti-financial crime – 330
Anti-competitive behavior – 335
Tax – 338
Public policy and regulation – 340
Data protection – 345
Information security – 348
Additional information	Independent auditor’s limited assurance report on the group sustainability statement –349
List of Disclosure Requirements complied with – 352
Table of all the datapoints deriving from other EU legislation – 363

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Sustainability

Environmental

2050

Social

Deutsche Bank places as much importance on social considerations such as equal opportunities, inclusiveness and client centricity

~70%

Culture Pulse Index Score in 2024

Governance

Deutsche Bank is committed to protecting client's assets and data, preventing financial crime and adhering to fair competition rules

>99%

completion rate of mandatory trainings such as Anti-Financial Crime, Code of Conduct and Speak-ups

Sustainable finance volumes[1]

€373bn

cumulative volumes since 2020

€500bn

target by 2025

UN Sustainable Development Goals

Selected ESG ratings and assessments 2024

CDP Climate Change	ISS ESG Corporate Rating	MSCI ESG Ratings	S&P Global CSA	Sustainalytics ESG Risk Rating
B	**C+**	**AA**	**67**	**24.8**
2023: B	2023: C+	2023: A	2023: 54	2023: 27.9
Scale[2]: A to D-	Scale[2]: A+ to D-	Scale[2]: AAA to CCC	Scale[2]: 100 to 0	Scale[2]: 0 to 100
Sector average: B	Decile-rank[3]: 1/10	Sector average[4]: –	Sector average: 28	

[1] Sustainable financing and ESG investment volumes (excluding Asset Management (DWS))
[2] From best to worst
[3] A decile rank of 1 indicates high performance relative to industry peers
[4] The assessment is explicitly relative to the standards and performance of a company's industry peers, therefore there is no industry average

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General information

Basis for preparation of the Sustainability Statement

General basis for preparation of the Sustainability Statement

ESRS 2 BP-1

The Sustainability Statement of Deutsche Bank Group for the year ended December 31, 2024, which is combined with the parent company`s Sustainability Statement, was prepared according to Section 315c (1) in conjunction with Sections 289c to 289e of the German Commercial Code (HGB). As the European Corporate Sustainability Reporting Directive (CSRD) was not transposed into German law as of December 31, 2024, the bank applied the European Sustainability Reporting Standards (ESRS) as reporting framework as allowed by Section 315c (3) HGB in conjunction with Section 289d HGB and, on that basis, discloses governance, strategy, impact, risk and opportunity management, metrics and targets for material sustainability matters.

In addition, the Sustainability Statement complies with the disclosure obligations under Article 8 (1) and (3) of the Taxonomy Regulation (Regulation (EU) 2020/852) and the respective specifications in Articles 4 and 10 (5) of the associated Disclosures delegated Act (Delegated Regulation (EU) 2021/2178).

The Sustainability Statement was prepared on a consolidated basis and the scope of consolidation is the same as for the Group’s consolidated financial statements. The bank did not identify any subsidiaries not included in the Group’s financial statements that require inclusion in the Sustainability Statement. Unless otherwise stated, information disclosed regarding the Deutsche Bank Group also applies to Deutsche Bank AG . Specificities for certain consolidated subsidiaries, for example DWS Group GmbH & Co. KGaA, are separately highlighted where necessary. Deutsche Bank AG is the parent company of Deutsche Bank Group and its most material component.

Management of Deutsche Bank AG is responsible for setting the sustainability strategy as well as related governance for both Deutsche Bank AG and the Deutsche Bank Group. For further details please refer to the “Sustainability strategy” and “Governance” sections in this Sustainability Statement. Deutsche Bank AG is based in Germany and, through foreign branches, operates globally. For further details on the regional distribution of Deutsche Bank AG’s own workforce please refer to chapter “Standalone parent company information (HGB)” in the Combined Management Report.

The material sustainability-related topics and their impacts, risks and opportunities in relation to the bank’s upstream, own operations and downstream value chain as described in “Deutsche Bank Group” within the “Combined Management Report” were determined by the outcome of the double materiality assessment as required by ESRS 1 – General requirements. A detailed description of the materiality assessment process can be found in the chapter “Double materiality assessment”.

The material sustainability topics in the Sustainability Statement are structured into the sections “Environmental Information”, “Social Information” and “Governance Information”. The following overarching chapters are included in the “General Information” as they cover environmental, social and governance (ESG) matters holistically and are subject to various ESRS requirements: “Governance”, “Double materiality assessment”, “Sustainability strategy”, “Stakeholder engagement and thought leadership”, “Sustainable Finance”, “ESG due diligence” and “Supply chain management” (“upstream value chain”). “Sustainable Finance” is part of Deutsche Bank’s business model and includes by its nature Environmental, Social and Governance elements. Given that the ESRS do not provide a topical standard for Sustainable Finance, this topic is treated as an entity-specific topic subject to ESRS 2 disclosures. “Supply chain management” covers all identified material topics of Deutsche Bank’s upstream value chain and thus, is subject to various ESRS requirements. Accordingly, the chapter includes all material disclosures pertaining to the cross-cutting standard ESRS 2 and the topical standards ESRS E1 and ESRS G1.

The bank discloses comparative information for figures reported in the previous reporting period. In those instances, in which comparative information was aligned to presentation in the current year this is mentioned in the respective chapter.

Where the bank made use of the option to omit classified or sensitive information or matters in the course of negotiation according to ESRS 2 – General disclosures, BP-1 5(d) and (e), this is disclosed in the relevant chapter of the Sustainability Statement.

Policies mentioned in this report are available internally on Deutsche Bank’s internal “Policy Portal”.

The Sustainability Statement 2024 is subject to a limited assurance engagement as disclosed in the Report of the Independent Auditor.

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Disclosures in relation to specific circumstances

ESRS 2 BP-2

Any deviation from the medium- or long-term time horizons (as defined by ESRS 1 – General requirements, Section 6.4) is described in the concrete chapter within this Sustainability Statement in which the deviating time horizons were applied, including the reasons for this deviation.

In those instances, in which information in the Sustainability Statement used assumptions and estimates that led to a certain level of measurement uncertainty, for example, when measuring financed emissions in client portfolios, these are described in detail in the relevant topic-specific chapters of this Sustainability Statement.

Any changes in the presentation of sustainability information driven by changes in estimate, corrections or restatement of prior period’s information -where such information is provided- are explained or indicated as a footnote to the relevant disclosure.

The Sustainability Statement complies with the ESRS disclosure requirements as listed in the ESRS content index of this report.

In addition, the Sustainability Statement also contains disclosures stemming from other EU legislations as included in the “Table of datapoints deriving from other EU Legislations”.

Furthermore, specific material topics for which there is no topic specific ESRS are subject to ESRS 2 “General Disclosures”. Metrics and targets for these topics are reported according to the generally accepted sustainability reporting standards of the Global Reporting Initiative (GRI) as allowed by ESRS 1 – General requirements. This finds application with respect to the following entity-specific topics:

– Data Protection: GRI 404-2, GRI G4 FS4 and GRI 418-1

– Information Security: GRI 404-2

– Tax: GRI 207-4

The bank made use of the option to incorporate the following ESRS disclosure requirements by reference according to ESRS 2, BP-2 §16. The following disclosures are therefore not included in the Sustainability Statement but in other sections of the Annual Report with respective references to the Sustainability Statement:

– Deutsche Bank’s business model and value chain are described in the section “Deutsche Bank Group” of the Annual Report, within the “Combined Management Report”

– The role of the Supervisory Board and the Management Board are described in the section “Corporate Governance” within the “Combined Management Report”

– The governance, strategy, impacts, risks and opportunities, metrics and targets related to the material topic “Information security” are disclosed in the section “Information security” in the Risk Report of the “Combined Management Report”

The Group made use of the following phase-in options as listed in ESRS 1, Appendix C, that are applicable to Deutsche Bank:

– ESRS 2 SBM-3 Par. 48 (e) Material impacts, risks and opportunities – Anticipated financial effects

– ESRS E1-9 Anticipated financial effects from climate-related risk: partial application of phase-in option, including qualitative description in the first three years of application

The disclosures on the financial effects of sustainability matters are included in the Consolidated Financial Statements if required by IFRS. With regard to climate risks, estimates of higher transition and physical risk exposures and their impact on the Expected Credit Loss (ECL) did not result in any adjustment of credit loss provisions for the year ended December 31, 2024. This is described in the focus area Climate Risk of the Risk Report.

Events after the reporting period

ESRS 1.7

After the reporting date no material events occurred which had a significant impact on the bank’s Sustainability Statement.

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Governance

Corporate Governance

ESRS 1 related to ESRS 2 GOV-1, ESRS 2 GOV-2

For information on the role and information provided to and sustainability matters addressed by, of the Supervisory Board and the Management Board of Deutsche Bank AG please refer to the Corporate Governance Statement in this report.

Sustainability Governance

ESRS 2 GOV-1, ESRS 2 GOV-2

Sustainability has been a strategic priority for Deutsche Bank’s management since the bank announced its “Compete to Win” -strategy in July 2019. This is reflected in its evolving governance, ranging from the Supervisory Board and the Group Sustainability Committee to senior business leadership, key infrastructure and control functions as well as specialist teams.

In outline, the governance structure is as follows:

Central Setup (Management Board, Supervisory Board, Chief Sustainability Office)

Deutsche Bank has the ambition to be among the sustainability leaders in the financial sector, thus contributing to a more environmentally compatible, socially responsible and better managed economy. The Management Board of Deutsche Bank AG as the parent company of the Deutsche Bank Group resumes ultimate responsibility for matters relating to sustainability.

The Management Board has delegated sustainability-related decisions to the Group Sustainability Committee, one of the bank’s eight Management Board Committees. It was established as a decision-making body for sustainability-related matters across Deutsche Bank Group (excluding DWS). It manages its tasks on Group level, oversees and aligns the bank’s sustainability strategy holistically across business segments. The Group Sustainability Committee is chaired by the Chief Executive Officer with the Chief Sustainability Officer acting as deputy. The committee comprises Management Board members and the heads of business segments as well as senior representatives of the relevant infrastructure functions as their voting members. It is set to meet every quarter.

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Its core tasks include:

– Oversight of sustainability strategy implementation across business segments

– Alignment of the sustainability strategy with the bank’s corporate strategy

The Group Sustainability Committee met four times in 2024.

Several other Management Board Committees have a focus on Deutsche Bank’s approach towards Sustainability and are embedding the topic in its overarching governance matrix. Members of the Chief Sustainability Office as well as of the Climate and Environmental Risk function within Enterprise Risk Management serve as voting members in order to ensure that sustainability related matters are properly considered in the decisions of such committees – specifically:

– The Group Risk Committee has – inter alia – two core responsibilities. First, to develop the bank’s Climate Risk Management Framework. Second, to provide monthly updates to the Management Board on climate transition risk profile as well as on status versus risk appetite.

– The Group Reputational Risk Committee serves as the escalation platform at Group level for transaction-based, client-related or other primary reputational risk matters - including sustainability-related matters

– The Culture, Integrity and Conduct Committee oversees the implementation and management of the culture, integrity and conduct framework - including sustainability-related matters

– The Group Investment Committee evaluates strategic investment decisions and monitors progress and performance of approved investments - including sustainability-related matters

The tasks of the Supervisory Board of Deutsche Bank AG – to supervise and to advise the Management Board of Deutsche Bank AG – also include matters related to Sustainability.

Various of the standing committees of Deutsche Bank’s Supervisory Board play an important role with regard to Sustainability within Deutsche Bank. Most relevant is the Supervisory Board’s Strategy and Sustainability Committee. Its core objectives include to advise and monitor the Management Board with regard to the definition of business strategies geared to the sustainable development of the bank while observing the principles of sound, responsible management, fulfilling the bank’s social responsibilities and of protecting the environment.

In addition, the following Supervisory Board Committees regularly engage in sustainability related matters:

– The Compensation Control Committee of the Supervisory Board – in its capacity to define and assess targets for the Board of Management – has linked the variable compensation of the Management Board to financial and non-financial criteria from sustainability related areas. As part of this task and in order to closely and visibly link the sustainability strategy with the compensation of the Management Board, the Supervisory Board decided at an early stage to reflect the bank’s strategic sustainable goals in the compensation system

– The Audit Committee oversees – and in this capacity – receives updates on Deutsche Bank’s reporting aspects. This includes monitoring the effectiveness of the risk management system, particularly of the internal control system including sustainability-related issues and the internal audit system. In 2024, there was a specific focus on the progress of the implementation of European Sustainability Reporting Standards (ESRS), given its task to support the Supervisory Board

– The Risk Committee is responsible for the supervision and advice of overall risk appetite and strategy of the bank, which includes the supervision of the Sustainability Strategy of the bank

Further information on the role and information provided to and sustainability matters addressed by the Supervisory Board and the Management Board of Deutsche Bank AG can be found in the Corporate Governance Statement in this report.

Deutsche Bank AG maintains a Chief Sustainability Office, whose head reports into the Chief Executive Officer of Deutsche Bank AG. It centrally drives sustainability and ensures consistency across Deutsche Bank. The Chief Sustainability Office assumes responsibility for – inter alia –

– Developing the corporate sustainability strategy and coordinating its implementation

– Defining and setting up the regional sustainability governance structures in an aligned manner

– implementing the strategic transformation program

– Advancing the bank’s sustainability policies and commitments, including human rights and their monitoring

– Validating ESG transactions and performing environmental and social due diligences

– Identifying and interpreting key sustainability regulations and standards globally to ensure group wide consistency

– Facilitating the dialogue with external stakeholders, including ESG rating management

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At the end of 2024, the Chief Sustainability Office consisted of three areas:

– The Strategy & Regional Governance team, which is responsible for the development of the bank’s corporate sustainability strategy and corresponding regional governance set-up. The regional governance sub-team was established with a mandate to define and implement regional sustainability governance structures in a globally aligned manner.

– The Execution, Data & Regulatory team, which is responsible for driving the strategic transformation program.

– Group Sustainability, who is responsible for advancing the bank’s sustainability framework, overseeing adherence to group-wide sustainability policies and commitments and the dialogue with external stakeholders, including ESG rating management. At the beginning of 2025, the latter has been set up as a fourth pillar within the Chief Sustainability Office.

The Chief Sustainability Office runs and coordinates several fora and committees devoted to the implementation of the bank’s sustainability strategy.

Central to its work is the Sustainability Strategy Steering Committee. It oversees the implementation of Deutsche Bank’s sustainability strategy (the “Sustainability Program”) as one of the bank’s “Key Deliverables” (“change the bank” priorities) and is chaired by the Chief Sustainability Officer, Vice-Chair is the Chief Financial Officer Investment Bank, Corporate Bank & ESG. The Sustainability Strategy Steering Committee consists of heads of the divisional ESG teams and ESG experts. Escalations are reported into the Group Sustainability Committee or the Group Operating Committee, which is responsible for supporting the delivery of the bank’s overall strategy and change initiatives most effectively. In 2024, the Sustainability Strategy Steering Committee met seven times.

The Sustainability Strategy Steering Committee consists of multiple cross-divisional work streams. All of them have documented targets and implementation plans, which are centrally tracked and monitored by the Sustainability Strategy Steering Committee.

– ESG Financing conceptualizes and implements the Asset and Liability Management in the ESG space and potential framework expansion (e.g., Sustainable Instruments Framework)

– Empowerment & Training develops and implements a concept for sustainability-related trainings and global cross-divisional communication (including engagement approach)

– Sustainability Data & Technology builds integrated and automated sustainability data and technology foundation

– Risk, Controls & Governance designs and implements ESG risk management framework as well as a group-wide sustainability governance in line with best practices and regulatory expectation

– Net-zero strategy – Corporate Bank and Investment Bank operationalizes net-zero commitment and decarbonization targets, ranging from client transition dialogue to portfolio-steering

– Net-zero strategy – Private Bank operationalizes net-zero commitment and decarbonization targets focusing on real estate financing and investments as well as expansion of partnerships and sales-enablement

– Nature creates a basis for how nature-related aspects can be incorporated into risk management for nature-related products and considered as part of the ESG Due Diligence. Additionally the workstream is tasked to ensure that the bank could in the future report on its nature footprint

– Materiality analysis and reporting: define strategic materiality and impact assessment approach for the bank’s business activities, supports the Chief Financial Office with the delivery of the Corporate Sustainability Reporting Directive (CSRD)/European Sustainability Reporting Standards (ESRS) and advance integration of Sustainability KPIs into the bank’s performance management

Deutsche Bank achieved all relevant key deliverable milestones set by year-end 2024.

Another forum is the Sustainability Council which is set to foster knowledge exchange between Deutsche Bank’s sustainability champions to support bank wide change and to identify new topics. The council is chaired by the Chief Sustainability Officer and met four times in 2024.

Furthermore, there are two fora are set up at transactional/client level:

– the Group Net Zero Forum (Corporate Bank and Investment Bank)

– the Sustainable Finance Governance Forum.

The Net Zero Forum (labelled as Group Net Zero Forum since 2024) is chaired by the Chief Sustainability Officer and the Head of Climate & Environmental Risk Management and has the divisional ESG Heads and Coverage Heads across Corporate Bank and Investment Bank, Chief Risk Office and Chief Sustainability Office as members. In 2024, Divisional Net Zero fora were established to reflect divisional specificities and to allow for a de-centralized management on this level. Both the Group as well as the Divisional Net Zero fora discuss transactions in sectors covered by Deutsche Bank’s Net-Zero targets which could have a significant impact on the bank’s financed emissions and/or decarbonization targets. In addition, they consider the assessment of clients’ transition strategies in their recommendations.

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The Sustainable Finance Governance Forum is chaired by the Head of Group Sustainability. It is tasked with the interpretation the Sustainable Finance Framework's definitions and product classifications. Members may be consulted regarding specific sustainable finance transactions as well as clients, general or product-specific sustainable finance criteria for selected activities or industries. If appropriate, the forum’s recommendations are submitted to either the Group Sustainability Committee or the Group Reputational Risk Committee..

Supplementing the Chief Sustainability Office, the bank’s business segments and infrastructure functions have established ESG expert-teams to foster the sustainability strategy implementation on divisional level and to enable a swift response to emerging business opportunities and risks.

As such, each business division has appointed a senior manager leading on sustainability, who are also members of the respective divisional executive committees and run divisional sustainability fora.

Within Deutsche Bank’s infrastructure functions, dedicated teams have been set up to ensure that sustainability-related matters are properly covered:

– Human Resources has created a dedicated senior position with a focus on People Experience and Sustainable Culture, covering Behavioral Insight, Culture Change, Diversity, Equity and Inclusion as well as Well-Being

– Global Procurement has set up a sustainability function to drive the vendor management with a particular focus on supply chain management and related human rights adherence

– Global Real Estate has established a sustainability team driving the reduction of Deutsche Bank’s own emissions (Scope 1 and 2) and performing respective reporting

– Technology, Data and Innovation has created a dedicated team that is responsible for sustainability data provision and delivering the respective IT infrastructure as well as driving decarbonization of technology own operations . It works closely with the Workstream “Data & Technology” of the Sustainability Strategy Committee

– Finance runs Deutsche Bank’s Sustainability Reporting Team which owns and manages the end-to-end process of Deutsche Bank’s Sustainability Statement, including the set-up and implementation of an appropriate Internal Control System for Sustainability Reporting

– Deutsche Bank’s Risk function – who works on embedding ESG risk into all risk type frameworks and to enhance modelling and ensure strategic architecture development as part of their dynamic risk assessment – have created dedicated teams within Non-Financial Risk Management (NFRM) as well as Enterprise Risk Management (ERM). NFRM focuses on maintaining and developing Operational Risk Management (ORM) ESG frameworks. Within NFRM, the Reputation Risk team has set up a dedicated function focusing on sustainability oversight.

– Compliance performs various sustainability-related activities including:

– Review of the portfolio of policies owned by the function to ensure compliance with ESG regulatory requirements, with implementation of necessary amendments incorporated into the annual policy review cycle

– The establishment of a new requirement for the assessment of highest priority cross-divisional sustainability regulatory items by a central ESG Regulation team of the Chief Sustainability Office, where interpretation and impact assessments are signed off mandatorily by Legal and Compliance

– Trainings of Compliance officers on sustainability fundamentals and the role of Compliance in the context of its mandate within the Deutsche Bank framework

– Provision of relevant input into the review and enhancements of the control environment for marketing materials, which the function carried out as a milestone owner of the bank-wide Sustainability Program

– A review of the management of Greenwashing risk in its manifestations within the scope of Compliance Risk Types and related minimum control standards within the Risk Types

In its capacity as Third Line of Defense, Deutsche Bank’s Internal Audit function (Group Audit) provides independent and objective assurance to the Management Board of Deutsche Bank AG on the adequacy of the design, operating effectiveness and efficiency of – inter alia - the bank’s risk management processes, which includes climate and environmental risks. Group Audit also acts as an independent and forward-looking challenger and adviser to the bank’s senior management.

DWS sustainability governance

Sustainability governance at DWS starts with the DWS Executive Board, which has the overall responsibility for managing the business activities of DWS. This includes the responsibility for managing sustainability-related risks and opportunities.

To enable a focus on sustainability topics, the DWS Executive Board has delegated its responsibility for the implementation of the sustainability strategy to the DWS Group Sustainability Committee which reports to the DWS Executive Board regularly and as required.

The committee is mandated with implementing the sustainability strategy as approved by the DWS Executive Board on fiduciary and corporate levels across business and infrastructure areas and legal entities.

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Regional Setup

The bank established ESG Heads in two of its regions, Americas and Asia-Pacific. Their mandate is to coordinate the regional sustainability business strategy on site and to provide sustainability advisory and transaction support to the bank’s clients. Additionally, the bank has Sustainability Coordinators in key locations in Europe (e.g., Italy and Spain), Africa/Middle East (e.g., United Arab Emirates), South America (e.g., Brazil) and Asia-Pacific (e.g., China and Singapore) to align sustainability initiatives and requirements globally.

Regional ESG Heads and Sustainability Coordinators align with the Strategy & Regional Governance team of the Chief Sustainability Office on sustainability initiatives and matters; sustainability related topics are either discussed in dedicated fora (e.g., China, Brazil, US, Luxembourg) or at senior governance meetings (e.g., Hong Kong, Italy, Spain).

Integration of sustainability-related performance in incentive schemes

ESRS E1 related to ESRS 2 GOV-3

Key characteristics of incentive schemes

The Management Board compensation system is aligned to the business strategy as well as the sustainable and long-term development of Deutsche Bank and provides suitable incentives for a consistent achievement of the set targets. Through the composition of total compensation comprising fixed and variable compensation components, through the assessment of performance over short-term and long-term periods and through the consideration of relevant, challenging performance parameters, the implementation of the Group strategy and the alignment with the sustainable and long-term performance of the Group are rewarded in a clear and understandable manner. The structure of the targets and objectives therefore comprises a balanced mix of both financial and non-financial parameters and indicators.

Structure of the Management Board compensation

The Supervisory Board sets a target compensation for each Management Board member. In accordance with the recommendation of the German Corporate Governance Code, the Supervisory Board also determines the ratio of fixed compensation to variable compensation as well as the ratio of short to long-term variable compensation

The compensation system for the Management Board consists of fixed and variable compensation components. The fixed compensation consists of base salary, fringe benefits and contributions to the company pension schemes. The variable compensation is divided into Short-Term Incentives (STI) and Long-Term Incentives (LTI). In the STI, three to five objectives for measuring individual and divisional performance over a period of one year are set in the beginning of the period and disclosed retrospectively. For LTI, four objectives, which are identical for all Management Board Members are set and disclosed ex ante. The STI is determined after one year, while the LTI is only determined after an assessment period of three years.

Sustainability-related performance targets and metrics

Deutsche Bank strives to make a contribution to an environmentally friendly, socially inclusive and well-governed corporate landscape as well as to support its clients in their green transformation. Not only the advisory services and products but also the working environment and culture at Deutsche Bank should build on this commitment. Deutsche Bank’s policies and procedures are aligned with the laws and regulations in all of the markets in which it operates, including anti-discrimination laws such as the 2. German Gender Quota Law (Zweites Führungspositionen-Gesetz - FüPoG II).

For the 2024-2026 LTI plan the Supervisory Board focuses on ESG objectives which form 20% of the total LTI for this period:

– Environmental target: The objective of driving climate risk-management is linked to the disclosed carbon reduction targets for defined carbon intensive sectors that were published when setting of CO2 reduction target pathways for key industries. This metrics measures performance against the published pathway plus an allowed deviation (risk appetite).

– Social target: The objective of increasing gender diversity in accordance with the 2 German Gender Quota Law (Zweites Führungspositionen-Gesetzt – FüPoG II) focuses on female representation on the two levels below the Management Board (MB-1) and Management Board (MB-2) positions, which combates discrimination within the Management Board succession pipeline as well as to promote equal opportunity.

– Governance target: The corporate governance objective consists of the Control Risk Management Grade (CRMG) and progress made in the Anti-Money-Laundering / Know-Your-Client remediation activities. The CRMG measures the control environment based on the performance of the individual divisions, including critical and overdue findings, but also cultural issues such as self-identified risk acceptance. Overall, the objective underlines the importance for Deutsche Bank to combat economic crime and prevent money laundering activities, as well as staying compliant with regulatory requirements and to foster a healthy corporate culture.

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The LTI objectives will be assessed at the end of the assessment period in 2026 against the following targets and limits:

Level of approval

The Supervisory Board is responsible for the decisions on the design of the compensation system as well as for setting the individual compensation amounts and procedures for awarding the compensation. The Compensation Control Committee supports the Supervisory Board in its tasks and prepares proposals for resolutions by the Supervisory Board.

The Management Board compensation system was amended by the Supervisory Board with effect from January 1, 2024 and approved by the General Meeting on May 16, 2024. The new system features a simplified structure and increased transparency and ensures a stronger alignment of Management Board incentives to the performance versus financial targets.

Internal Controls over Sustainability Reporting

ESRS 2 GOV-5

General

Deutsche Bank recognizes the importance of establishing a rigorous framework for risk management and internal controls over sustainability reporting. This framework aims to ensure the integrity and reliability of the disclosures in the Sustainability Statement, by incorporating disclosure controls and procedures to prevent material misstatements. The Management Board of Deutsche Bank is responsible for establishing and maintaining adequate internal control over sustainability reporting. The internal control framework over sustainability reporting under the responsibility of the Chief Financial Officer and is established to ensure the reliability of the disclosures in the Sustainability Statement. The Audit Committee supports the Supervisory Board of Deutsche Bank in monitoring the effectiveness of the process of the preparation of the Sustainability Statement and the related internal controls.

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Risk management and internal control processes

The primary risks in sustainability reporting are that either the Sustainability Statement may not present a true and fair view due to inadvertent or intentional errors or the publication of the Sustainability Statement is not performed on a timely basis. This may reduce stakeholder confidence or cause reputational damage and may have legal or regulatory consequences. A lack of fair presentation arises when one or more disclosures contain misstatements or omissions that are material. A misstatement is considered material, if it could influence economic decisions that users of the Sustainability Statement make.

To mitigate these risks associated with sustainability reporting, Deutsche Bank has established internal controls over sustainability reporting including multi-layered validation and review procedures throughout the reporting process to ensure the reliability of the disclosures in the Sustainability Statement. A key component of assessing the risk of material misstatement is the use of a risk ranking that considers impact and probability. In establishing internal controls over sustainability reporting, the bank has prioritized completeness and accuracy as objectives to ensure the integrity and reliability of its Sustainability Statement.

The system of internal controls over sustainability reporting covers all stages of the reporting process, from data handling and data collection to disclosure. This process involves cross-departmental collaboration with clear roles and responsibilities to ensure consistent implementation across the bank’s operations. The components of this framework include preventive, detective and corrective controls. Preventive controls are embedded at the initial stages of data collection within the respective functions providing input to the Sustainability Statement. Detective controls include independent reviews by the control functions. Corrective controls address issues discovered through audits, ensuring prompt correction and continuous improvement.

No control system, including internal controls over sustainability reporting, no matter how well conceived and operated, can provide absolute assurance that the objectives of that control system are met. As such, disclosure controls and procedures or systems for internal controls over sustainability reporting may not prevent all errors.

Measuring effectiveness of the system of internal control over sustainability reporting

To enhance the effectiveness of the system of internal control over sustainability reporting, the framework is reviewed and extended on a yearly basis applying the controls that the bank deems necessary to mitigate the risk to a tolerable level in line with the bank’s risk appetite. The key controls are:

– Four-eyes controls with a clear segregation of duties between producer and reviewer, as well as reviews by Senior Management

– Completeness of control documentation as well as adequate control performance covering all process steps (end-to-end) when compiling the content for the Sustainability Statement, including documentation of data sources, reconciliations, analytical controls or inventory controls

The control evidences are derived from procedures that are integrated into the daily duties of staff or from relevant policies and procedures. Information obtained from other sources also serves as a crucial component of the evaluation, as it has the potential to either bring additional control concerns to the attention of management or to substantiate findings. Such information sources may include:

– Reports on audits carried out by or on behalf of regulatory authorities

– External Auditor reports

– Reports commissioned to evaluate the effectiveness of outsourced processes to third parties

The findings, if any, from Deutsche Bank’s internal controls over sustainability reporting process are addressed to the respective functions in a timely manner to ensure adequate remediation and thereby enhance the reporting process. Furthermore, the Management Board and the Supervisory Board and further oversight bodies, including Audit Committee, are informed about any potential findings.

As of December 31, 2024, the management was informed about the results of the effectiveness of the system of internal control over sustainability reporting. No issues were identified that would compromise the completeness and accuracy of the disclosures of the Sustainability Statement.

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Double materiality assessment

Description of the process to identify and assess material impacts, risks and opportunities

ESRS 2 IRO-1, ESRS 2 IRO-2, ESRS 2 SBM-3, ESRS 2 SBM-1

In 2024, Deutsche Bank conducted a double materiality assessment (DMA, the assessment) in compliance with the reporting requirements of the European Sustainability Reporting Standard (ESRS). In line with the reporting requirements, the DMA includes the perspectives of impact and financial materiality. The assessment was prepared on a consolidated basis. The scope of consolidation corresponds to that of the Groups consolidated financial statements. The bank did not identify any subsidiaries not included in the Group’s financial statements that require inclusion in the DMA. The boundaries of the assessment were further determined by the bank’s value chain, i.e. the bank’s own operations as well as its upstream and downstream value chain. With regards to its upstream and downstream value chain the bank limited its DMA to its direct suppliers and clients. The bank’s value chain is described in the chapter “Deutsche Bank Group” within the Combined Management Report of this report. The bank assigned the disclosure requirements defined in the ESRS to the respective material topics. Together with the results of the DMA, these define the information disclosed in this Sustainability Statement. For Deutsche Bank’s Asset Management division, the DMA performed by DWS was also taken into account. This assessment is performed by DWS primarily to meet its own regulatory reporting requirements. The result of both assessments was reconciled.

Double materiality assessment process

Responsibility for the implementation Deutsche Bank’s DMA lies with the bank’s Chief Sustainability Office. In line with the requirements outlined in ESRS 1, Deutsche Bank’s materiality assessment comprises the following process steps.

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Identification of the topic list

In order to determine the topics for its DMA, Deutsche Bank first produced a comprehensive catalogue of sustainability related topics (“longlist”). All ESRS topics and the bank’s material topics from its last materiality assessment were included in the longlist. The bank further enriched the longlist with topics from several sector agnostic and sector specific frameworks and standards, sustainability-related regulation and voluntary principles, ESG ratings, publications of non-governmental organizations and a peer benchmark. The bank determined a topic’s frequency of occurrence in the sources researched to get a better understanding of a topic’s relevance and consolidated corresponding topics. This process led to a condensed list (shortlist) of 14 potentially material topics with 33 sub-topics, including all ESRS-topics as well as further entity specific topics.

Identification of impacts, risks and opportunities (IRO)

Deutsche Bank provided a definition for each shortlist topic reflecting the content of the respective ESRS with adaptations to the bank’s context. Furthermore, the value chain relevance of each topic was pre-assessed by mapping it to the bank’s value chain at sub-topic level. For topics that were not deemed to trigger material impacts, risks and/or opportunities (IRO) at a certain value chain level a rationale was documented. Reasons for not identifying IROs included, for example, a lack of business model relevance or the irrelevance of an ESRS topic for a specific level of the bank’s value chain. The latter was applied for ESRS S1 with regards to the bank’s own operations. For the remaining topics IRO statements were created at ESRS sub-topic and where appropriate sub-sub-topic level based on desk research, expert judgement from the bank’s Chief Sustainability Office and Subject Matter Experts input.

IRO evaluation

Deutsche Bank engaged various internal stakeholders in the DMA process with clearly assigned responsibilities using different formats of engagement depending on the process step and maturity of a topic. In general, internal subject matter experts evaluated impact and financial materiality of a topic based on pre-defined IRO statements except for nature-related as well as human rights-related topics. These topics were discussed in workshops with participants from the bank’s Nature working group as well as its Human Rights Forum to account for the crosscutting nature and the still evolving understanding of the topics within the financial sector. Inputs from the workshops were consolidated and transferred to the list of IRO statements. Subject Matter Experts across the bank’s business segments and infrastructure functions were involved in the evaluation process.

Deutsche Bank developed a methodology for evaluating impact and financial materiality based on the characteristics of severity and likelihood. In line with ESRS 1, the bank considered the factors scale, scope to determine the severity of impacts. For negative impacts, irremediability of impacts was also taken into account. The evaluation of financial severity included financial and reputational effects as well as regulatory developments. To the extent possible, the bank applied existing risk management processes and tools. For example, the bank defined qualitative metrics on six-step scales for both severity and likelihood, leveraging the bank’s Non-Financial Risk Management Grid. The bank did not prioritize sustainability-related risks over other types of risks but underwent the relevant materiality assessment processes to determine the risk management approach to be followed. The bank applied its DMA methodology to both ESRS and entity-specific topics.

Validation of results

To determine the preliminary results of the assessment the bank translated the qualitative evaluations into quantitative scores. The materiality threshold was set at 3 minimum on a five-point scale, including a materiality threshold corridor of 1.5 to 3.

To provide a broader spectrum of perspectives on the materiality of topics for Deutsche Bank, the bank engaged with external stakeholders, including clients, investors, a non-governmental organization focusing on the financial sector as well as representatives from business associations. Furthermore, the preliminary results of the assessment were discussed in structured validation interviews with seven senior validation managers concentrating on topics positioned in the materiality threshold corridor. Ultimately, the final set of material topics was determined by bank experts from the Chief Sustainability Office taking into account the majority opinion derived from the validation interviews. In a further step, the bank verified whether the inherent risks identified under its DMA would also be considered material from the perspective of residual risks. Deutsche Bank did not identify any business activities, business relationships, products or services that would be associated with potential significant non-financial residual risks, which were highly likely to have or will in future have a severe negative impact on material non-financial topics.

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Controls and sign-off

Deutsche Bank established internal controls and a comprehensive sign-off process to ensure the robustness of its DMA process and the adequacy of the result. For example, the bank defined clear roles and responsibilities for each process step, applied the four-eye principle and conducted content-related and plausibility checks by the Chief Sustainability Office. The sign-off process involves senior managers and various governance bodies of the bank to ensure adequate oversight of the DMA result. First, Senior Confirmation Officers formally signed-off the evaluation results for topics under their remit. Second, the bank’s Group Sustainability Committee, which acts as the bank’s main governance and decision-making body for sustainability-related matters, approved the final set of material topics. Finally, the materiality results were presented to and approved by the Management Board and the Audit Committee of the Supervisory Board.

Stakeholder views

In addition to the bank’s stakeholder dialog on the results of the DMA, the views and interests of users of the Sustainability Statement as well as affected stakeholder are indirectly reflected in the IRO evaluation by Subject Matter Experts and in the interviews with Senior Validation Managers. For example, Subject Matter Experts from the bank's business segments are expected to reflect clients’ views and interests on sustainability topics. Investors’ views were considered in the validation interview with Investor Relations.

Material sustainability topics 2024

The materiality heatmap below shows the results of Deutsche Bank’s DMA 2024. All topics/sub-topics displayed are material from an impact and/or financial materiality perspective. However, the dimensions driving materiality can differ depending on the topic. This is indicated by the color coding which is derived from the scores of the IRO statements evaluated across the four dimensions: positive and negative impacts, risk and opportunities and the levels of the value chain. Dark blue fields indicate that the respective dimension met the materiality threshold. Dimensions, which are shown in medium blue, fell into the materiality threshold corridor and were determined as material as a result of the validation interviews. The light blue dimensions have been assessed as non-material with a score below 1.5. While the topics of ESRS E2 Pollution, ESRS E3 Water and marine resources as well as ESRS E4 Biodiversity and ecosystems did not reach the bank’s materiality threshold in 2024, the bank is aware of the growing importance of nature-related topics. As part of its sustainability strategy, the bank is further developing its approach to the topics Nature and Biodiversity.

In 2024, Deutsche Bank aligned the definitions and names of potential material topics with ESRS specifications. Consequently, the names of material topics which are outlined in the heatmap below can deviate from the material topics disclosed in the bank’s Non-Financial Report 2023. How the bank is managing and monitoring impacts, risks and opportunities of material sustainability topics is described in the respective chapters of this Sustainability Statement.

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Resulting from methodological adaptations to comply with the enhanced requirements for assessing the double materiality of topics spelled out in ESRS 1, Deutsche Bank’s DMA 2024 results reflected the following changes compared to the bank’s materiality assessment performed in previous years according to the Non-Financial Reporting Directive. Detailed information for the material topic “Corporate culture” can be found in the chapter on “Culture, integrity and conduct” of this Sustainability Statement. Likewise detailed information on the material topic of “Political engagement and lobbying activities” can be found in the chapter “Public policy and regulation” in this Sustainability Statement.

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In addition, the following changes occurred in comparison to the previous year:

– Digitization and innovation: While Information security and Data protection, topics closely linked to Digitization and innovation, remained material for Deutsche Bank, the bank did not continue to summarize these topics under the headline Digitization and innovation on the shortlist

– Human rights: Deutsche Bank is committed to respecting human rights. The bank aims to continuously strengthen its human rights management; in 2024, the human rights-related topics Workers in the value chain (ESRS S2) and Affected communities (ESRS S3) did not meet the bank’s materiality threshold and do not form part of the disclosures in this Sustainability Statement; Deutsche Bank provides detailed information on its human rights approach in its Human Rights Statement and its annual Human Trafficking and Modern Slavery Statement, these statements are published on the bank’s human rights website; human rights aspects related to the bank’s employees are material and detailed in the chapter “Own workforce” of this Sustainability Statement

– Client centricity: In a banking context, Deutsche Bank interpreted the term “Consumer and end-user” of the ESRS S4 as equivalent to its Private Bank’s clients; in order to take account of the bank’s holistic approach to customer orientation, the bank extended its assessment to all business segments and introduced the topic Client centricity as an entity-specific topic; Client centricity was assessed as material and covers ESRS S4-related impacts on the bank’s various client groups

– Anti-competitive behavior: The topic was assessed as a further material entity-specific topic and was added to the bank’s materiality heatmap

– Deutsche Bank’s Sustainability Statement 2024 focuses on the disclosure requirements for the bank’s material topics in 2024. Accordingly, the bank does not continue to disclose information on non-material topics within the meaning of the DMA, such as the topics Access and inclusion, Corporate social responsibility and In-house ecology, in this Sustainability Statement.

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Sustainability strategy

ESRS 2 SBM-1

Deutsche Bank sees it as its responsibility to support and, where possible, accelerate the historic transformation towards a more sustainable society and economy. Sustainability has been a central part of the bank’s strategy since July 2019. Sustainability forms one of the three thematic pillars that underpin Deutsche Bank’s corporate strategy, along with macro-economic shifts and technology.

The bank has embedded sustainability into its governance and operations as well as in its products and services, focusing on four pillars: Sustainable Finance, Policies & Commitments, People & Own Operations and Thought Leadership & Stakeholder Engagement.

With progress along these four pillars, Deutsche Bank aims to accomplish a significant contribution to achieving the Paris Climate Agreement’s targets and the United Nations (UN) Sustainable Development Goals. While the bank aims to support all 17 UN Sustainable Development Goals, nine of them are closely linked to its sustainability strategy pillars. Furthermore, the bank evaluates to what extent its financing and issuance activities contribute to 15 Sustainable Development Goals in line with Deutsche Bank's Sustainable Finance Framework. More information can be found in the “Sustainable Finance” chapter within this Sustainability Statement.

Deutsche Bank’s sustainability strategy aims to continuously improve across environment, social and governance dimensions. This has been recognized by leading ESG rating agencies in 2024 (see page “Sustainability” in this Sustainability Statement), indicating progress across all three dimensions. As an example, the S&P Corporate Sustainability Assessment (CSA) score improved in 2024 – and in particular with regard to the approach to human capital as part of the social category. Consequently, Deutsche Bank was included in the Dow Jones Sustainability Index Europe and Global. Similarly, the MSCI result shows advancements in employee related KPIs. Additionally, it continues to receive a high score for the management of financing environmental impact (see “Sustainable Finance” chapter within this Sustainability Statement).

Environmental

As a global bank, Deutsche Bank is committed to support and accelerate the transition to a low-carbon sustainable economy. Addressing climate change and environmental destruction necessitates substantial investments as well as a prudent risk management approach and presents a significant business opportunity. The bank’s clients have high demands for advice on financial products and services to progress on their individual transformation.

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In response to this demand, a central pillar of Deutsche Bank’s environmental strategy is to facilitate sustainable financing and ESG investments. The bank aims to achieve a total of € 500 billion in cumulative volumes from January 2020 to end of 2025 (excluding DWS). By year-end 2024, Deutsche Bank reached € 373 billion (excluding DWS). In 2024, the volumes increased by 46% compared to the previous year. Most of the transactions had an environmental focus, with € 156 billion of the cumulative volumes specifically categorized as environmental. For additional information on DWS sustainability and sustainable finance and ESG investments strategy, please refer to the “DWS sustainability strategy” section in this chapter and the “Sustainable Finance” chapter in this Sustainability Statement.

The strategic process behind Deutsche Bank’s sustainable finance business has been continuously enhanced and refined over the years. While central coordination resides with the strategy team in the Chief Sustainability Office, each business division has a specialized ESG team which concentrates on sustainable finance and ESG investments. More details can be found in the “Sustainable Finance” chapter in this Sustainability Statement.

Deutsche Bank has established various frameworks. This constitutes the second pillar of its sustainability strategy: Policies & Commitments. It includes the bank’s Sustainable Finance Framework, Sustainable Instruments Framework and the ESG Investments Framework. These frameworks set rules around providing sustainable finance as well as products and are continuously being developed further. For instance, its Sustainable Finance Framework and ESG Investments Framework define the methodology and procedures for classifying transactions as sustainable. All of them are publicly available and were updated, broadened, or implemented in 2024 as further explained in the “Sustainable finance” chapter of this Sustainability Statement. Moreover, the development of a Transition Finance Framework will be of strategic importance in 2025.

In addition to the frameworks, sector guidelines play an important role in Deutsche Bank’s sustainability strategy. In 2024, all these guidelines were consolidated into a single policy, owned by the Chief Sustainability Office.

The other cornerstone of the Policies & Commitments pillar is its target to achieve net-zero emissions. The bank’s initial Transition Plan, published in October 2023, outlines the strategy to achieve net-zero emissions by 2050. The plan focuses on reducing carbon emissions in three key areas: the bank’s own operations (Scope 1 and 2, including DWS), its supply chain (Scope 3, Categories 1 to 14) and the financed emissions associated with the global corporate lending portfolios and European residential mortgages (Scope 3, Category 15). Further information can be found in the “Climate change” chapter in this Sustainability Statement.

While Deutsche Bank wants to lead by example in the decarbonization of its own operations, partnering with its clients to support them on the path toward net-zero is the main lever for decarbonizing its financing activities and thus contributing to the transition of the wider economy. This requires a continuous assessment of its clients and intensive engagements with them. Here, Deutsche Bank pursues a three-pronged approach: (1) assisting companies that enable emission reduction, (2) supporting them to transition their business models and (3) phasing out business with not-to-abate industries such as thermal coal.

In addition, Deutsche Bank aims to support its clients in their effort to integrate nature-related aspects into their activities – be it via relevant indicators or solutions that support the protection of nature, known as nature-based solutions. Deutsche Bank has an advisory panel compromised of independent external thought leaders specializing in nature challenges. The panel’s role is to provide guidance on how the bank can focus its business more on financing conservation and nature-based solutions.

An additional example is Deutsche Bank’s commitment to the #BackBlue initiative, which aims to ensure that ocean protection is incorporated in finance and insurance decisions. In the reporting year 2024, the elaboration on nature-related aspects is not presented in detail in this Sustainability Statement as they have not yet exceeded the bank’s materiality threshold.

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The comprehensive implementation of Deutsche Bank’s sustainable finance activities, along with its Policies & Commitments constitutes the third pillar of the strategy, titled People & Own Operations. Here, Deutsche Bank’s data and technology capabilities play a vital role. It is essential to ensure the quality, availability and standardization of sustainability-related data. Consequently, Deutsche Bank has developed a systematic approach to capturing, validating and aggregating data, while also exploring technology initiatives that enhance data integration into reporting, analysis, planning and monitoring systems. The bank also engages with peers and industry bodies to develop standardized approaches.

Moreover, the People & Own Operations pillar is about enabling employees to participate in the bank’s sustainability journey. A key aspect of this is an active communication approach. The Sustainability Hub, an internal information platform, several regular updates from the Chief Sustainability Office as well as business and infrastructure areas contribute to this. Additional examples are regional sustainability-related trainings along with business individual training formats such as Private Bank’s dedicated sustainability training series in 2024 with 33 sessions for all employees in the Private Bank Germany or dedicated trainings on climate risks across the Investment Bank.

Further aspects of the People & Own Operations pillar like Human Rights or Diversity, Equity and Inclusion are covered in the “Social” section of this chapter.

Deutsche Bank uses its voice and expertise for supporting the deep transformation to a less resource intense economy. This manifests through the fourth strategic pillar: Thought Leadership & Stakeholder Engagement. In 2024, the bank participated at the Climate Week New York and the UN Conference of the Parties (COP). Additionally, it hosted a Climate and Security Day in London and became supporter of the Global Investor Commission on Mining 2030.

Deutsche Bank has set the following key targets and goals to environmental related matters:

– The bank aims to achieve cumulative sustainable financing and ESG investment volumes of € 500 billion in the period from January 2020 to end of 2025 (excluding DWS)

– Deutsche Bank is committed to reduce its CO2 emissions (Scope 1 to 3) to net-zero by 2050Therefore, the bank has set net-zero targets for the eight most carbon-intensive sectors in its corporate loan book by end of 2030 (interim) and end of 2050 (final) and linked the Management Board compensation to adherence to these pathways

– The bank aims to encourage as many of its high-emitting clients in the most carbon-intensive sectors to commit to net-zero. However, due to alternating dynamics internationally with regards to net-zero commitments, the bank no longer believes it is realistic to achieve the ambition of 90% from 2026 onwards. Nevertheless, Deutsche Bank will report annually on the progress regarding this ambition

– Deutsche Bank aims to implement and publish its Transition Finance Framework in 2025

In 2024, Deutsche Bank continued to deliver on its environmental dimension. Key achievements include:

– The bank achieved a cumulative sustainable financing and ESG investments volume of € 373 billion from the beginning of 2020 to end of 2024, with 42% related to environmental activities

– Deutsche Bank agreed on an additional sectorial emission reduction target for Aviation

– The bank communicated that part of the Management Board compensation in the Long-Term Award for 2024 will be linked to adherence to the sector target pathways for carbon-intensive sectors (Scope 3, Category 15)

– Deutsche Bank strengthened its ocean protection policies as part of its commitment to the #BackBlue initiative

Social

In addition to transitioning to a low-carbon sustainable economy, Deutsche Bank has integrated social aspects into its strategy. This includes the social dimension of sustainable finance and ESG investments volumes, adherence to human rights, the promotion of a diverse and qualified workforce, adequate working conditions, and a strong focus on client centricity.

By year-end 2024, at least € 46 billion of the bank’s total € 373 billion volumes in sustainable finance and ESG investments were categorized as social, while € 91 billion were related to both, environmental and social activities (excluding DWS). Deutsche Bank has underlined the importance by issuing its inaugural social bond of € 500 million in July 2024. This was made possible by expanding the existing Green Instruments Framework to include social criteria to form the Sustainable Instruments Framework.

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Examples of Deutsche Bank’s financing activities include social housing or hospital financing in Sub-Saharan Africa. While the volume of social investments is smaller than environmental investments, Deutsche Bank keeps strengthening its social financing activities, particularly in support of social housing and just transition in regard to the Global South. These social financing activities should involve nature-based solutions in the future, which aim to protect both indigenous communities and the environment. An example is Deutsche Bank’s involvement in the Indonesia Just Energy Transition Partnership.

Next to Deutsche Bank’s financing activities, the respect for human rights is an important part of the social strategy – as part of its Policies & Commitments pillar. The bank’s approach to human rights encompasses all areas of its business, including client transactions, interactions with suppliers and service providers, and the treatment of its employees. The bank aims to continuously strengthen its human rights management, particularly in light of the German Supply Chain Due Diligence Act and the EU Corporate Sustainability Due Diligence Directive (CSDDD).

Another important social dimension is the promotion of employees. Their engagement, skills, well-being and dedication are vital to clients’ lasting success and financial security. The bank’s people strategy aims to support daily collaboration and excellence among employees and managers as well as a fair and attractive working environment. The focus is also on the creation of equal opportunities for all.

To empower its workforce, Deutsche Bank enhances a strong learning culture. This includes customized learning opportunities, and a wide variety of training offers across the organization, with average training expenses of € 417 per FTE and training hours of 18.3 per employee. Moreover, the bank fosters internal mobility to enable employees to broaden their skills and experience. talent acceleration programs help employees to develop both professionally and personally.

The bank recognizes leadership as key for workforce excellence and transformation and fosters leadership capabilities through talent and leadership programs. This includes the newly established All-Managers-Curriculum, centered on the bank’s aspirational culture and Leadership Kompass. It aims to promote excellence and an inclusive as well as growth-oriented mindset.

Deutsche Bank supports a health-promoting work environment, providing a wide range of benefits and a comprehensive support network ranging from career advice, mental health support or employee assistance programs. These aim to help its employees balance professional and personal commitments. In total, Deutsche Bank operates more than 850 employee benefit plans globally and offers a hybrid working model, allowing to combine the benefits of remote and in-office work.

The bank fosters a diverse workforce, representing employees from 160 nationalities. It promotes the advancement of women and historically underrepresented groups by embedding diversity, equity, and inclusion in its culture as well as working conditions and creating dedicated development programs. Additionally, training modules, such as Leading Inclusively, are offered to managers to help them become leaders aware of unconscious bias. Moreover, the bank supports employee-led groups that represent a variety of communities, including LGBTQI+ employees, those from multicultural backgrounds, parents, different generations, and individuals with disabilities or neurodivergence.

A key indicator of progress in Deutsche Bank’s people strategy is the annual People Survey. The survey centers on employees’ commitment and enablement and encourages feedback on an even wider range of topics, including working conditions, sense of purpose and fulfillment at work.

In 2024, the employee commitment decreased to 67%, down from 70% in 2023. The enablement index also saw a slight decline to 70% from 71% in 2023. At the same time, employees’ intrinsic motivation, their willingness to go above and beyond, remains at a very high level, indicative of a high-performance organization. The results from the People Survey were shared with the Management and Supervisory Board. In 2024, the Boards identified four key focus areas for the bank to address with targeted initiatives: Strategy and Transformation (e.g., process improvements and better communication), Leadership (e.g., manager curricula), Sustainable Career Development (e.g., individual growth), and Performance and Feedback (e.g., sustainable performance culture).

Additionally, the bank runs a Culture Pulse survey three times a year to continuously gauge employees’ perceptions of their workplace. In 2024, the focus has been on feedback and productive behaviors within their working environment.

Deutsche Bank has received recognition for its progress, earning awards such as The Times top 50 Employers for Gender Equality 2024, the Max-Spohr-Prize 2024 and the recognition at the InsideOut Mental Health Awards 2024 as Financial Services Employer of the Year. Moreover, in 2024 the bank achieved the Top Employer certification in Germany, India, and Belgium.

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Another important element of the bank’s social strategy is its clients’ satisfaction. Client centricity is fundamental to Deutsche Bank’s business and its “This is Deutsche Bank” framework including the bank’s client-centric purpose statement, “Dedicated to our clients’ lasting success and financial security at home and abroad”. In addition, client centricity is grounded in four guiding principles that foster the bank’s desired culture. These principles promote a commercial mindset, encouraging collaboration throughout the organization to create an excellent client experience.

To enhance client relationships, Deutsche Bank established a Client Centricity Program. This program focuses on three key objectives: (1) driving closer bank-wide collaboration around clients, (2) aligning client data and tools, and (3) improving client resource allocation to drive Shareholder Value Add (SVA). The program is supported by Management Board sponsorship, established governance structures, cross-divisional collaboration supported by action plans as well as an enhanced incentive framework.

To build trusting relationships with clients, Deutsche Bank aims to sustain and develop products with high-quality standards for all offerings. Business divisions have formulated individual strategies to meet these standards in line with their specific client group. For instance, the Private Bank employs a divisional multi-client segment strategy to improve the implementation and alignment of the Net Promoter Score (NPS) and client feedback processes across all regions. The Investment Bank Fixed Income & Currencies receives and reviews feedback from institutional clients via broker reviews as structured format or via direct dialogues with clients (e.g., meetings and calls with Deutsche Bank management).

Deutsche Bank evaluates a wide range of criteria for the development and continuous improvement of its products and services, including sustainability criteria such as the alignment with its sustainability targets. To ensure the products and services are suitable for the target market and consistent with the bank’s objectives and values, they go through a dedicated control process. Deutsche Bank has established robust processes to ensure all products and services meet high-quality standards and minimize complaints. Specifically, it established New Product Approval and Systematic Product Review processes that form a control framework to manage the risks associated with new products and services as well as their lifecycle management. Additionally, each business division gathers the mentioned client feedback to assess client satisfaction in ways that are tailored to its specific client group.

Deutsche Bank has set the following key targets and goals related to social matters:

– It aims to have women representing at least 35% of Managing Director, Director and Vice President roles by year-end 2025

– The bank plans to have at least 32.5% women in the positions one and two levels below the Management Board by the end of 2026

– Deutsche Bank has set out a target of at least 70% regarding employees’ perception of the bank’s working conditions reflected in the Culture Pulse Index

To support the advancement of women and members of other groups, the bank embeds diversity, equity, and inclusion in its culture and employee practices. It holds leaders accountable using a data-driven approach with strong engagement and visible sponsorship from senior management and operationalization at the divisional level.

In 2024, Deutsche Bank continued to deliver on its social dimension. Key achievements are:

– The bank expanded its Green Instruments Framework to include social criteria to form the Sustainable Instruments Framework. This enabled the firm to issue its inaugural social bond of € 500 million with an orderbook size of over € 6.6 billion

– By year-end 2024, 33% of Managing Director, Director and Vice President were women, which represented an increase of 0.7%-pts compared to year-end 2023

– The People Survey received the highest participation rate since 2011, with 65% of invited employees. Based on vendor feedback, this participation rate is in line with bank’s peers

– The 2024 score of the bank’s Culture Pulse Index was 69.89% with the target set at 70.00%

– Client feedback initiatives were carried out across all businesses. For instance, Private Bank showed robust NPS results across multiple regions and metrics in 2024

– Private Bank completed the rollout of Net Promoter Score in Germany

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Governance

Deutsche Bank must assess its business activities and own operational processes for potential negative impacts and identify associated governance risks to meet its responsibilities to clients and society.

This includes compliance with rules and regulations, protection of the bank’s and clients’ assets and data, prevention of financial crimes, and adherence to fair competition rules.

To ensure that these responsibilities are met, Deutsche Bank has implemented control standards, internal policy requirements, frameworks, and risk remediation processes. These processes, policies and frameworks are closely monitored to continuously enhance existing controls in key risk areas. For example, Group Data Privacy defines and maintains internal policy requirements and minimum control standards which the bank’s business and infrastructure units must adhere to, taking into account the latest regulatory developments. An assessment of antitrust, inherent bribery and corruption risks and corresponding controls across all of the bank’s businesses and infrastructure functions is conducted annually. Additionally, Deutsche Bank’s Whistleblowing framework sets out the bank’s internal approach for raising concerns. Speaking up and Listening is encouraged as a critical behavior supporting the bank’s aspirational culture. The Financial Crime Risk Management framework offers guidance on the identification and management of financial crime risks.

Employees receive regular training on various governance-related topics, including antitrust risks, anti-financial crime, data protection, information security, and the bank’s speak-up culture. Further mandatory training programs, which are rolled out at least once a year via the online e-learning platform, include antitrust training, the Code of Conduct and Your Supervisory Duties as a Manager training, focusing on conduct and behavioral aspects.

In 2024, Deutsche Bank established the “This is Deutsche Bank” framework. At the center is the client-centric purpose statement. The framework also encompasses the bank’s vision, strategy, aspirational culture, and claim, promoting a client-centric mindset to achieving targets of the corporate strategy and strengthening the culture. An important part of this initiative is the bank’s Culture program, which focuses on four key guiding principles: “we act responsibly to inspire trust”, “we think commercially for sustainable outcomes”, “we take initiative to create solutions”, and “we work collaboratively for the greatest impact”. These principles are further broken down into sixteen specific behaviors such as prioritizing time and resources, generating new opportunities and recognizing collective achievements. Part of the activation of the “This is Deutsche Bank” framework were ambassador meetings with employees across the organization, along with a comprehensive group-wide communication strategy.

Deutsche Bank’s Code of Conduct serves as the foundation for the bank’s purpose. Its aim is to foster a diverse and inclusive environment where employees’ opinions are valued and speaking up and raising concerns are encouraged. A collaborative and respectful atmosphere is essential for the success of both employees and the bank in serving clients, stakeholders and communities.

Deutsche Bank is dedicated to collaborating with governments, policymakers, and the industry to improve conditions for its clients to thrive and to help them navigate challenges such as geopolitical uncertainties. As part of this, the bank acts as an intermediary between clients and policymakers to reinforce a better understanding of both public and private side stakeholders, thereby facilitating a more effective and efficient sustainable transition process. This is achieved by conveying implementation challenges to the policymakers and clarifying the regulatory intentions behind disclosure and reporting requirements to clients. Regarding tax matters, Deutsche Bank seeks to develop and maintain positive working relationships with tax authorities by engaging with them in a proactive, transparent, professional, and timely manner. Additionally, Deutsche Bank continued its existing financial crime risks industry engagements with relevant associations such as the Wolfsberg Group and has been participating in the German Anti Financial Crime Alliance Board since 2022.

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In 2024, Deutsche Bank key achievements in the governance dimension include:

– Completion rate of all mandatory trainings at 99.80%

– 100% of the new managers completed Speak-up training

– 74 culture, integrity and conduct initiatives across divisions and infrastructure functions

– Deutsche Bank further strengthened its perimeter security and expanded its comprehensive staff security training offering, including the launch of a security academy

– The bank has implemented key data protection principles which set internal global standards. The data protection policy has been revised to further strengthen data protection responsibilities for employees and role holders and will be further updated in 2025 to consolidate existing and include new country-specific particularities

Deutsche Bank operates in an environment with increasing levels of digitization and a continuously evolving regulatory landscape. This necessitates constant monitoring and adaptation to developments and trends such as artificial intelligence. As part of this effort, Deutsche Bank regularly monitors the global threat landscape for emerging threats related to the security of the bank’s operations and information and adjusts mitigation measures as necessary. Additionally, the bank undertakes an annual assessment of inherent antitrust risks to implement new controls and enhance existing ones.

DWS sustainability strategy

Deutsche Bank´s Asset Manager, DWS, has the ambition to enable its clients to navigate the sustainable transformation of the real economy by providing them with investment expertise and solutions. Climate change remains the key theme of DWS´s sustainability strategy which is built around three priorities:

– Focus on climate-related investing: DWS seeks to provide access to climate-related investment opportunities, supported by its thought leadership

– Strengthen engagement with investees and other relevant stakeholders: Transformation will be key to succeed in climate risk mitigation. In that context DWS aims to continuously evolve its engagement approach with investee firms, clients and index providers as well as other industry groups

– Advance DWS´s own corporate transformation: Following its commitment to net-zero, DWS seeks to focus on delivery against DWS’s net-zero targets. Furthermore, DWS seeks to strengthen its corporate sustainability agenda and the supporting organizational change process

Across all DWS´s activities, it acknowledges differences in client preferences and regulatory frameworks also across regions and DWS seeks to take those into account in its product offering, engagement and proxy voting activities.

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Stakeholder engagement and thought leadership

ESRS 2 SBM-2

Fair and open dialog with all its stakeholder groups is very important to Deutsche Bank. The bank wants to understand their expectations and concerns about its strategy, business activities and social responsibilities. This helps the bank identify its potentially positive and negative impacts.

Deutsche Bank’s core stakeholders, i.e., those persons or groups of persons identified that can materially affect or be affected by the bank, belong to the following groups: clients, employees, investors, regulators and society at large, including e. g. media and non-governmental organizations. The bank has clearly defined responsibilities towards stakeholder engagement. On the one hand the double materiality assessment, which is described in more detail in the chapter of the same name in this Sustainability Statement helps identify stakeholder sentiment overarchingly on the topics they regard as most relevant to the bank. Additionally, each business division and infrastructure function have mandates for interaction with their assigned stakeholder group. For material topics in stakeholder interests and for ensuring that their feedback and demands are taken seriously Deutsche Bank has developed respective approaches to address and action feedback and to make sure the material topics are integrated in its business model. For instance, the complaint management channel open to the bank’s clients and the whistleblowing channel for its employees enables a more comprehensive feedback capture and analysis process. Themes identified in this process are considered as a valuable input factor for the bank’s regular review and improvement of its business strategies, aiming at better fulfilling stakeholders’ needs and expectations.

Clients

ESRS S4, ESRS 2 SBM-2

Sustainability has gained significant momentum across all the bank’s client groups. The bank sees it as its responsibility to advise its clients in areas where they are looking for guidance and support for their transformation. Regular dialog helps the bank to understand its clients’ expectations, interests and needs and translate them into action.

Deutsche Bank engages with its clients in many ways, including for example, personal or virtual meetings, calls, regular surveys and the analysis of feedback it receives e. g. via its branches or hotlines. Deutsche Bank representatives are involved in discussions at various conferences and events. The bank also communicates via digital communication channels and publishes papers on sustainability topics.

Climate change and the transition of the global economy toward sustainability remained an important topic for clients in the Corporate Bank and Investment Bank as well as investors, keeping the interest in sustainable finance products and services at a high level. Private clients requested best-in-class transparency and sustainability-related advisory. In 2024, Deutsche Bank continued to support its clients with its financial expertise and product offerings on their path to sustainability. For details on products, see “Sustainable finance” chapter.

Deutsche Bank also engages in sustainability related initiatives. For example, Private Bank has continued its strategic partnerships with organizations such as Ocean Risk and Resilience Action Alliance and World Wildlife Fund for Nature.

Employees

ESRS S1, ESRS 2 SBM-2

The ideas and skills as well as the commitment and wellbeing of Deutsche Bank’s employees are essential to a productive workforce. Strong relationships, open communication and learning from feedback are key in fostering a trusting environment in which employees take accountability and collaborate.

The annual People Survey, exit and pulse surveys as well as a continuous dialogue with its employees help the bank understand its employees’ motivation and their perceived productivity. Several communication channels including team meetings, employee networks, emails, newsletters, townhalls and the ability to comment on intranet pages encourage the bank’s employees to share their thoughts and give feedback.

In 2024, the People Survey showed a decline in the key indicators, employee commitment and enablement. A focus on four key areas, Strategy & Transformation, Leadership, Sustainable Career Development and Performance & Feedback will help the bank to improve employee effectiveness and remain competitive with other financial services and high performing companies.

How Deutsche Bank manages employee-related aspects is detailed in the “Own Workforce” chapter within the Sustainability Statement.

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Investors

ESRS 2 SBM-2

Investors expect Deutsche Bank to execute its strategy and to build a strong business foundation that delivers consistent returns while managing risks responsibly. This comprises the bank pursuing of strategic opportunities and proactive management of risks related to sustainability, including the transition toward a climate-neutral economy as well as social and governance aspects.

Deutsche Bank actively engages with its private and institutional investors in discussions surrounding sustainability-related topics including Deutsche Bank’s progress and goals through, one-on-one or group meetings, phone calls, conferences and in writing.

Deutsche Bank ensures transparency by regularly publishing all quarterly and annual reports and other materials detailing detail the institution’s financial and non-financial performance through its investor relations website. On their dedicated sustainability section within its Investor Relations website, Deutsche Bank provides a comprehensive overview, further strengthening its commitment to sustainability principles.

In 2024, investors expressed keen interest in several pivotal sustainability topics:

– Achievements made in executing the bank’s sustainability strategy

– Progress towards Deutsche Bank’s sustainable finance target, climate and environmental risk management, environmental policy implementations and comprehensive reporting practices regarding governance topics

– Detailed explanation of decarbonization pathways and understanding of progress made in net-zero efforts

– Identified opportunities stemming from the bank’s offering in sustainable finance

– The institution’s approach toward client transition dialogue within high-emitting sectors prone to inherent negative environmental and social impacts

– Enhancement associated with the bank’s internal controls, compliance measures, remediation efforts and governance frameworks

– Progress in promoting diversity, equity and inclusion at all levels, bodies and regions within the bank

– Questions on the implementation of the European Sustainability Reporting Standards (ESRS)

Throughout 2024, Deutsche Bank actively exchanged insights on sustainability topics with capital market participants. This ongoing dialogue enables the bank to align its strategies with investor expectations and strengthens its dedication to transparency and continuous enhancement in sustainability practices.

Policymakers

ESRS 2 SBM-2

Constructive dialog with relevant policymakers and political stakeholders has become even more important amidst greater regulatory activity worldwide, especially in the current geopolitical environment. It helps the bank make decisions to achieve its strategic priorities and supports the effective functioning of economies globally.

Deutsche Bank engages with policymakers via in-person and virtual meetings, participation in government-led forums, or responding to consultations through trade associations or individually.

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Key regulatory topics in 2024 included:

– The implementation of the final Basel III rules and the review of the EU macroprudential framework

– The review of the Markets in Financial Instruments Directive

– Shaping the future work on revising the settlement cycle

– Rethinking the European framework around securitizations

– The European Commission’s sustainable finance agenda

– Digitization of banking and society

– The EU Banking Union and the Capital Markets Union’s progress and investor protection and

– The Digital Euro

– The Retail Investment Strategy

– The UK Listing Act and ongoing changes to the Prospectus Regime

– The UK Pensions Review

– The Wholesale Markets Review, including transparency rules under the Markets in Financial Instruments Regulation (UK MiFIR)

– The U.S. prudential regulators proposed rule to implement the Basel III framework

Deutsche Bank convened and participated in seminars and public panels, held conversations with policymakers on each of the issues mentioned above. The bank’s Government & Public Affairs function also monitored emerging policymaking and regulatory developments that may impact the bank and developed and coordinates its position on them.

Media

ESRS 2 SBM-2

Deutsche Bank seeks to maintain constructive relationships with journalists and media representatives all over the world. Timely, effective and open communications with the media are essential for building and maintaining Deutsche Bank’s reputation and brand. The bank’s dialogue with media representatives focuses on key topics driven by the economy, investors, regulators and society at large. Sustainability is another key topic.

In 2024, the bank’s experts engaged with the media, for example, on environmental matters in many ways, including:

– Updates on the bank’s progress in implementing its sustainability strategy, with an emphasis on climate risk management, environmental policies and sustainability reporting, e.g., with the public announcement that the bank strengthened its ocean protection policies under the #BackBlue initiative

– Comments and statements in response to a number of reports and studies from non-governmental organizations, with a focus on information about financing and investment volumes, as well as its sustainability policies and frameworks

– Information on the bank’s approach to climate protection, especially in relation to its loan exposure in highly carbon-intensive sectors

In 2024, Deutsche Bank responded to numerous sustainability-related media queries and its communications experts accompanied journalists for interviews or background talks with a number of the bank’s senior managers. Furthermore, Deutsche Bank convened and participated in various conferences and public panels and offered a range of media events and platforms for further dialogue with its stakeholders.

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Deutsche Bank
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Non-governmental organizations

ESRS 2 SBM-2

Deutsche Bank engages with stakeholders from broader society to understand their views on local and global environmental and social trends and challenges. For example, the bank continually engages with non-governmental organizations and participates in numerous sustainability-related initiatives.

In 2024, the following were important topics of non-governmental organizations engagement, which already were in focus in the previous year:

– Climate change, especially in relation to topics such as decarbonization and the general financing of the fossil fuels sector and with regards to the energy transition as well as specific companies and projects

– Deforestation, with a sector focus on agriculture and a regional focus on Latin America, especially Brazil and the Amazon rainforest and associated impacts on human rights esp. indigenous communities

– Mining activities, including deep-sea mining and the associated impacts on human rights, local communities, biodiversity, the climate and the environment

In 2024, Deutsche Bank responded to written requests, surveys, or questionnaires and repeatedly met non-governmental organizations in person to discuss the themes of their engagement.

If Deutsche Bank becomes aware of allegations on environmental or social impacts, e.g., through engagement with non-governmental organizations, the bank’s Group Sustainability team reviews the allegations and the bank’s potential involvement in these. To verify the allegations, the bank case-by-case consults publicly available information as well as relevant stakeholders. As needed, this might include direct engagement with clients as well as with civil society representatives that are familiar with the situation. Where appropriate, the bank obtains the advice of independent experts. Based on all available information and its assessment of the risks that have been identified, the bank decides on the further course of action, which may include remediation measures or the termination of a business relationship. In addition, Group Sustainability may also consider non-governmental organizations’ input, reports and campaigns when reviewing the scope of sectors and topics covered as well as the requirements of its environmental and social due diligence.

Memberships and commitments

As part of Deutsche Bank’s long-standing commitment to sustainability, the bank has formally endorsed universal sustainability frameworks and initiatives. Furthermore, the bank supports several organizations that promote sustainability and collaborates in industry initiatives at the global, EU and national level. The bank contributes its expertise to help shape the transition toward a sustainable and climate-neutral economy. For example, the Deutsche Bank is a member of the UN Environment Programme Finance Initiative (1992), a signatory to the ten principles of the UN Global Compact (2000), the Principles for Responsible Investment (through DWS, 2008), the Principles for Responsible Banking (2019) and the Net-Zero Banking Alliance (2021).

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Sustainable finance

Sustainable finance is one of the four elements of the sustainability pillar underpinning Deutsche Bank's Compete-to-Win-strategy. It represents the bank's commitment to be a global market leader in this field. Deutsche Bank is dedicated to its clients' long-term success and financial security at home and abroad. The bank's expertise in sustainable finance puts it in a position to further deepen strategic engagements with its clients. Consequently, sustainable finance is a vital aspect of Deutsche Bank's Global Hausbank strategy.

Cumulative[1,2]

Sustainable financing and ESG investment volumes

€500bn
Target
€373bn
€373bn

Sustainable financing and ESG investment volumes

€70bn
Corporate Bank
€10bn
Corporate & Other
€373bn
€68bn
Private Bank
€224bn
Investment Bank

Incremental[1,2]

Incremental 2024 sustainable financing and ESG investment volumes by category

€15bn
Sustainability-linked
€9bn
Social
€93bn
€28bn
Environmental and social
€41bn
Environmental

Incremental 2024 sustainable financing and ESG investment volumes by client type

€18bn
Private
€10bn
Institutional
€93bn
€24bn
Sovereigns, supranational organizations and agencies
€41bn
Corporates

[1] Excluding Asset Management (DWS)
[2] Numbers may not add up due to rounding

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Sustainable finance

The following chapter comprehensively discusses the subject of Sustainable finance. As this subject is a significant part of the bank’s entire organization and has exposure to a variety of ESRS requirements the chapter will include all material disclosures pertaining to the cross-cutting standard ESRS 2.

ESRS 2 MDR-P, ESRS 2 SBM-1, ESRS 2 SBM-3, ESRS 2 MDR-T, ESRS 2 MDR-M, ESRS E1-4

Sustainable finance, one of the four elements of the sustainability pillar underpinning Deutsche Bank’s Compete to Win strategy, stands for the bank’s commitment to be a global market leader in this area. Deutsche Bank is dedicated to clients’ lasting success and financial security at home and abroad and the bank’s expertise in sustainable finance puts it in a position to further deepen strategic engagements with its clients. Sustainable finance thus forms an important element of Deutsche Bank’s Global Hausbank strategy.

Deutsche Bank’s track record of reporting sustainable finance volumes since 2020 underscores its dedication to meeting the growing demand for sustainable financing. The bank’s endeavors include understanding client needs, developing climate products, establishing supportive organizational structures and defining early success indicators. By focusing on these steps, Deutsche Bank plans to forge strategic partnerships with clients globally on their decarbonization paths, leveraging both strategic and financial advantages. Furthermore, Deutsche Bank can exert positive impact on the environment and society in the short- and medium-term by catalyzing investments and mobilizing financing for climate adaptation measures and for supporting clients towards low-carbon business models, as well as applying strict due diligence policies for sustainable financing and ESG investment activities in carbon-intensive industries and locations severely exposed to climate impacts.

By following the measures outlined above, Deutsche Bank aims to gain additional business driven by changes in clients’ and investors’ preferences for sustainable products and services. The bank is also developing sustainable finance products for climate change adaptation. These efforts align with the European Commission’s Action Plan and the Paris Agreement, showcasing Deutsche Bank’s commitment to a sustainable future. Demonstrating thought leadership in sustainable finance enables Deutsche Bank to create a sense of urgency for environmental and social dimensions, including topics of climate change adaptation and mitigation, with clients and other stakeholders.

After exceeding its accelerated target of € 200 billion in sustainable financing and ESG investments by the end of 2022 with a cumulative total of € 215 billion, Deutsche Bank is committed to achieve € 500 billion in sustainable financing and ESG investments by year-end 2025. In 2024, Deutsche Bank achieved an incremental sustainable financing and ESG investments volume as defined in Deutsche Bank’s Sustainable Finance Framework and Deutsche Bank’s ESG Investments Framework of € 93 billion ending the year with cumulative volumes of € 373 billion (excluding Asset Management (DWS)). In addition to this volume, Asset Management (DWS) reported ESG assets under management of € 163 billion in 2024, an increase of € 29 billion compared to 2023.

Below are some of Deutsche Bank’s achievements made in 2024:

– January 2024: Publication of updated Sustainable Finance Framework; Publication of the Sustainable Instruments Framework which expands Deutsche Bank’s Green Financing Framework by two social asset categories

– June 2024: Published the Green Financing Instruments Report for 2023 including allocation reporting and impact reporting on Deutsche Bank’s Green Asset Pool and Liabilities

– July 2024: Issuance of Deutsche Bank’s inaugural € 500 million social bond

– November 2024: Publication of Deutsche Bank ESG Investments Framework

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Governance

ESRS 2 MDR-P

Deutsche Bank’s Sustainable Finance Framework, introduced in 2020 and updated in 2024, defines the methodology and procedures for classifying transactions, specific financial products and services offered by Deutsche Bank as sustainable. The framework specifies the classification logic, the eligibility parameter criteria, the applicable environmental and social due diligence requirements, the verification and monitoring process and is complemented by other policies, providing additional information on specific topics. It applies to Deutsche Bank Group globally and is binding in all locations globally and irrespective of Deutsche Bank’s legal form in certain locations unless stated otherwise in the framework. It is essential for target-setting, decision-making, enforcement and credibility with stakeholders.

The Sustainable Finance Framework update published in February 2024 reflects market insights gathered since the initial publication. The update includes more detailed information on individual environmental and social sustainable finance activities and refines eligibility criteria for sustainable finance based on evolving regulations.

The sustainable finance validation process is illustrated in the scheme below. Only after Group Sustainability has classified a deal as compliant with the Sustainable Finance Framework, the transaction can be reported by Finance and counted toward the bank’s € 500 billion sustainable financing and ESG investments target.

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Schematic Sustainable finance classification process

Business Divisions
Front Office and ESG Experts
(4-eyes principles)
Initial deal assessment:
Sustainability finance eligibility mapping
Classification as Use of Proceeds (P1), Company Profile (P2) or Sustainability-linked Products (P3)
Environmental and social background assessment
Check against exclusions and limitations
Review of sustainable finance eligibility mapping
Validation of rationale and documentation
Check for mandatory Group Sustainability involvement
Quarterly vs. pre-deal referral according to Deutsche Bank's decision matrix
Quarterly deal referrals to Group Sustainability required
Mandatory pre-deal referrals to Group Sustainability required
Group Sustainability
(6-eyes principles)
Sustainable finance validation
Approval by Group Sustainability
– Environmental and social due diligence
– Sustainable finance validation
Thematic advice by Sustainable Finance Governance Forum
Escalation by Business Divisions
Group Reputational Risk Committee and/or Group Sustainability Committee
Escalation (if required)
Ultimate decision
Finance
Consolidation of submitted deals
Preparation of quarterly reporting list of Sustainable finance deals
Group Sustainability
(6-eyes principles)
Final Sustainable finance validation
Review and validation of quarterly reporting list
Classification as sustainable finance
No classification as sustainable finance
Finance
Reporting
Consolidation and reporting of sustainable finance deals
Business Divisions and Group Sustainability
Post-closure monitoring
Business
Ongoing monitoring for use of proceeds (P1) and sustainability-linked products (P3)
Group Sustainability
Ongoing monitoring for clients (company profile (P2))

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In the Corporate Bank and the Investment Bank, the validation against the framework is conducted on a deal-by-deal basis and according to a 6-eyes-principle. The validation statistics for Corporate Bank and Investment Bank are presented in the following table.

Transactions assessed under the Sustainable Finance Framework (Corporate Bank and Investment Bank)

	Dec 31, 2024	Dec 31, 2023
Number of transactions on which final decisions have been made	1,219	831
Thereof approved	1,076	711
Parameter 1 - Use of proceeds	765	482
Parameter 2 - Company profile	121	107
Parameter 3 - Sustainability-linked products	190	122
Thereof declined	140	116
Thereof referred to the respective committees	3	4
Thereof approved[1]	3	3
Thereof declined	0	1

1 The approvals in 2024 apply to three different companies and are not based on individual transactions. Companies have been approved by the Group’s Sustainability Committee

For the Private Bank, the validation against the framework is conducted on a program basis as well as on a deal-by-deal basis, if applicable. Programs are regularly reviewed and monitored through Deutsche Bank’s internal control system.

The contribution to the sustainable finance volume financed or facilitated by Deutsche Bank is calculated and reported based on established industry practices for measuring performance within the categories of financing, bond issuance, market making and investments, including Deutsche Bank pension plan assets. For financing and bond issuance, the reporting is based on the flow of new business in the reporting period and cumulated since 2020. The reporting methodology takes the origination role view, which does not necessarily correlate to Deutsche Bank’s balance sheet commitment. The bank’s apportioned sustainable finance volume is determined based on its role in the transaction. For the arranger roles, the bank’s sustainable finance volume is calculated by dividing the overall deal notional value by the number of total mandated lead arrangers, lead arrangers or arrangers depending on the highest role performed by the bank. If Deutsche Bank does not have any of these roles, the bank’s apportioned loan value in the deal is counted toward the sustainable finance target. For market making, the reporting is based on the annual average volume of the eligible bond inventory. For investments, the reporting is based on the stock fair value of assets under management and pension plan assets at period end.

The Sustainable Finance Governance Forum supports the decision making of those conducting transactions and performing validations under the framework and is part of the bank’s overall sustainability governance. The forum is chaired by the Head of Group Sustainability. The forum's members are tasked with the interpretation and methods of applying the Sustainable Finance Framework's definitions and product classifications.

In 2024, Deutsche Bank also published its ESG Investments Framework which sets out criteria and evaluation processes to report investments as ESG in the context of Deutsche Bank’s sustainable finance and ESG investment target. The ESG Investments Framework complements the bank’s Sustainable Finance Framework. The purpose is to have a consistent methodology in place for the classification of financial instruments and managed portfolios to be reported as Assets under Management under the bank’s target. It covers financial instruments held on behalf of Private Bank’s clients and the bank’s Discretionary Portfolio Management business. In addition, the framework covers Deutsche Bank’s pension plan management.

Asset Management (DWS) is not in scope of Deutsche Bank’s ESG Investments Framework as DWS sets its own sustainability strategy and follows DWS specific policies in relation to environmental and social matters.

In instances in which Private Bank distributes investment products qualifying as Assets under Management which are managed by DWS these are reported as Assets under Management for Private Bank as well as for Asset Management (DWS) because they are two distinct, independent qualifying services.

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Training and awareness

ESRS 2 MDR-A

Deutsche Bank aims to develop expertise on sustainability topics across all its employees, in particular by building awareness and engagement. The bank believes it is vital that everyone understands the financial implications of sustainability topics and is aware of the steps governments and regulators are taking to address these challenges and how they will impact business and clients. The Chief Sustainability Office plays a key role in reinforcing the businesses’ awareness of the bank’s sustainability strategy. In 2024, the bank conducted training for the relevant business divisions (Corporate Bank and Investment Bank) to explain the changes and advancements in the updated Sustainable Finance Framework. This training has been integrated into the bank’s internal training platform, accessible to all employees within the bank. In addition, the businesses set up the following division specific sustainability training programs in 2024:

– Corporate Bank provided sector-specific deep dives with focus on high-emitting sectors; furthermore, a dedicated sustainability training course was conducted for all client-facing staff, covering e.g., Deutsche Bank’s sustainability strategy, an overview of the regulatory landscape, Deutsche Bank’s Sustainable Finance Framework, the importance and impact of sustainability on corporate clients and on the client–bank relationship as well as an overview of the sustainable finance product offering and how to support clients on their journey toward more sustainable business practices

– Investment Bank’s Fixed Income & Currencies continued to provide training for all Fixed Income & Currencies staff covering key aspects of sustainability, including Sustainable Finance Framework training, transition and net-zero training, climate risk (including nature risk) training and updated policy trainings (including Ocean-related Environmental & Social Due Diligence and climate risk assessment)

– Investment Bank’s Origination and Advisory offered training on sustainability, such as sustainability in capital markets, private markets and Mergers & Acquisitions, as well as aspects of sustainable finance such as transition pathways, climate risk and regulation; additionally, Origination and Advisory staff was trained on nature and physical risk in connection with credit risk-related enhanced due diligence requirements at the transaction origination stage

– Private Bank offered training for its employees on sustainability issues aimed at meeting the sustainability preferences of its clients and ensuring that Private Bank’s products and services align with sustainability specific requirements; training also covered regulatory mandates and is reinforced through focused campaigns and networking opportunities; for example, the “ESG Ambassador” network intensified its activities during 2024 in Wealth Management Germany with over 30 regional team meetings on ESG; in addition, the "Sustainability in Sales" dialogue format was expanded to include dedicated management workshops and more than 50 webinars on the sales implementation of sustainability initiatives, with specific focus on energy efficiency renovations

– For Asset Management, DWS provided a comprehensive ESG Education Framework which is a holistic framework of recorded presentations and written training materials on key ESG topics that are relevant to the financial services industry and DWS; in addition, DWS provided a platform for Certified Environmental Social Governance Analyst certification; as of December 31, 2024, DWS had 381 active employees who are Certified Environmental, Social and Governance Analysts

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Progress toward target

ESRS 2 MDR-T, ESRS E1-4

Deutsche Bank has integrated sustainable financing and ESG investment targets into its strategic planning since 2020. The bank’s approach is characterized by granularity, near-term focus, transparency and measurability, with targets broken down by business over a multi-year planning horizon. Progress against these targets is reported and shared with relevant stakeholders on a quarterly and annual basis, ensuring accountability. The bank’s reporting is three-dimensional, extending to business and sub-business levels, by area of impact and client dimension. The reporting is tied to recognized external reference points, notably the United Nations’ Sustainable Development Goals. This in-depth approach to financial planning, steering and reporting underscores Deutsche Bank’s commitment to its sustainable financing and ESG investment target of € 500 billion.

In 2024, Deutsche Bank achieved a cumulative sustainable financing and ESG investments volume of € 373 billion (excluding Asset Management (DWS)). This volume includes financing, bond issuance, market making and investments as well as Deutsche Bank pension plan assets, which have been facilitated since January 1, 2020. Pension plan assets are reported as part of the sustainable financing and ESG investment volumes since the third quarter of 2024 in the Corporate & Other division. Furthermore, since the fourth quarter of 2024, the bank reports its market making activities as part of its sustainable financing and ESG investment volumes in the Investment Bank.

In addition, Asset Management (DWS) reported ESG assets under management of € 163 billion in 2024, an increase of
€ 29 billion compared to 2023.

In 2024, Deutsche Bank achieved an incremental sustainable financing and ESG investments volume of € 93 billion, compared to incremental € 64 billion in 2023 (excluding Asset Management (DWS)) driven primarily by strong primary issuance activity reflecting favorable conditions in global capital markets. Despite continuous macroeconomic and geopolitical uncertainty, as well as a high interest rate environment, incremental Financing volumes in 2024 were higher compared to 2023 volumes. For Private Bank’s Assets under Management, incremental volume growth primarily reflects positive market development across the investment products as well as an increase in new business volumes in Discretionary Portfolio Management, while prior year benefitted from higher conversion of products into ESG investment products.

The contributions of Corporate Bank, Investment Bank, including Fixed Income and Currencies and Origination and Advisory, Private Bank and Corporate & Other are summarized in the tables below. Further details on the progress of individual businesses are provided in their respective chapters. Selected highlights aim to illustrate Deutsche Bank’s global impact in the area of sustainable finance across its different divisions and products.

Sustainable financing and ESG investments – cumulative volumes per business

	Dec 31, 2024
in € bn.[1]	Financing	Issuance	Market making[2]	Assets under Management[3]	Pension plan assets[4]	Total
Corporate Bank	70	0	0	0	0	70
Investment Bank	71	153	1	0	0	224
Fixed Income and Currencies	61	47	1	0	0	109
Origination and Advisory	10	106	0	0	0	116
Private Bank	15	0	0	53	0	68
Corporate & Other	0	0	0	0	10	10
Total	156	153	1	53	10	373

1 Numbers may not add up due to rounding

2 Since the fourth quarter of 2024, the bank reports its market making activities as part of its sustainable financing and ESG investment volumes in Investment Bank

3 Stock value at period end

4 Stock value at period end. Since the third quarter of 2024, the bank reports its pension plan assets as part of its sustainable financing and ESG investment volumes in its Corporate & Other division

	Dec 31, 2023
in € bn.[1]	Financing	Issuance	Market making[2]	Assets under Management[3]	Pension plan assets[4]	Total
Corporate Bank	53	0	-	0	-	53
Investment Bank	53	114	-	0	-	167
Fixed Income and Currencies	44	34	-	0	-	78
Origination and Advisory	9	80	-	0	-	89
Private Bank	13	0	-	46	-	59
Corporate & Other	-	-	-	-	-	-
Total	119	114	-	46	-	279

1 Numbers may not add up due to rounding

2 Since the fourth quarter of 2024, the bank reports its market making activities as part of its sustainable financing and ESG investment volumes in Investment Bank

3 Stock value at period end

4 Stock value at period end. Since the third quarter of 2024, the bank reports its pension plan assets as part of its sustainable financing and ESG investment volumes in its Corporate & Other division

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Deutsche Bank
Annual Report 2024

Deutsche Bank considers verifiable external reference points to be essential in its journey from ambition to environmental impact and links its progress to recognized external frameworks, like the United Nations’ Sustainable Development Goals. Therefore, the bank continues to assess how its financing, issuance and market making activities contribute to 15 Sustainable Development Goals as defined in Deutsche Bank’s Sustainable Finance Framework. Financing, issuance and market making activities comprised € 77 billion of the total € 93 billion incremental 2024 volumes. The bank maps them to the Sustainable Development Goals, whereby, in some cases, one transaction can be assigned to more than one goal as some categories overlap with each other and are not clearly segregated.

1 Numbers may not add up due to rounding

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Corporate Bank

Overview

ESRS 2 MDR-P, ESRS 2 MDR-A, ESRS 2 MDR-M, ESRS 2 SBM-1

Corporate Bank is at the core of its clients’ day-to-day financial operations and leverages its global footprint and global solutions as well as its local market expertise to drive change. As a transition partner, Corporate Bank supports clients across sector value chains to achieve their strategic goals with a comprehensive sustainable finance enabled treasury tool kit. Corporate Bank continuously adapts its sector-aligned sustainability capabilities to meet evolving client needs and accelerate growth.

Corporate Bank serves the entire corporate client universe with multinational corporations and a targeted proposition in the MidCorp and Business Banking client segment. Through a global network of ESG champions across coverage and product, Corporate Bank is supporting its clients with expertise and a comprehensive suite of sustainable finance solutions. The Corporate Bank Sustainable Finance Client Solutions team contributes industry-specific sustainable finance expertise and supports client engagement globally, provides thought leadership on key sustainable finance themes, leads external and internal stakeholder engagement, develops materials and trainings, and drives the implementation of Corporate Bank’s sustainable finance strategy. The Global Head of Sustainable Finance Corporate Bank, drives the sustainable finance strategy for the franchise and is a member of the Corporate Bank executive committee.

Corporate Bank enables the renewables and infrastructure build-out through its asset and project finance capabilities for emerging energy transformation sectors such as hydrogen, energy storage solutions, and the build-out of financing capabilities in the Asset-as-a-Service field in driving energy efficiency transformation. Corporate Bank aims to be the ESG bank for the German ‘Mittelstand’ and family-owned businesses and offers its clients a wide range of sustainable finance and beyond banking solutions, that are expanded continuously to meet client needs.

Corporate Bank offers a comprehensive suite of sustainable finance products and services:

– Corporate Bank’s Strategic Corporate Lending business focuses on providing financing to predominantly multinational corporate clients; the portfolio includes sustainability-linked revolving credit facilities with clients' linking their sustainability strategy to their financing; Strategic Corporate Lending contributed a total of € 7 billion towards Corporate Bank’s sustainable finance volumes in 2024

– Corporate Bank’s Trade Finance & Lending (TF&L) business is offering a variety of on- and off-balance sheet sustainable finance products, ranging from sustainability-linked credit and documentary trade facilities, supply chain solutions and guarantees to green loans, long-term infrastructure financing and project finance; across its various sub-products, TF&L contributed a total of € 10 billion towards Corporate Bank’s sustainable finance volumes in 2024

– Corporate Bank’s Community Development Finance Group in the United States of America supports the creation and preservation of affordable housing for low- and moderate-income communities, small businesses with limited access to capital, and investments in funds seeking to generate positive social impact; the business unit contributed a total of
€ 9 million towards Corporate Bank’s sustainable finance volumes in 2024

Contribution toward Group-wide target

Sustainable financing and ESG investments – Corporate Bank (cumulative volumes)

in € bn.[1]	Dec 31, 2024	Contribution in 2024	Dec 31, 2023
Financing	70	17	53
Issuance	0	0	0
Market making[2]	0	0	-
Assets under Management[3]	0	0	0
Pension plan assets[4]	0	0	-
Total	70	17	53

1 Numbers may not add up due to rounding

2 Since the fourth quarter of 2024, the bank reports its market making activities as part of its sustainable financing and ESG investment volumes in Investment Bank

3 Stock value at period end

4 Stock value at period end. Since the third quarter of 2024, the bank reports its pension plan assets as part of its sustainable financing and ESG investment volumes in its Corporate & Other division

Corporate Bank’s cumulated sustainable financing totaled € 70 billion at year-end 2024. Incremental financing volumes in 2024 amounted to € 17 billion, all of which were loans and facilities, compared to € 14 billion in the prior year. Of these
€ 17 billion, € 10 billion were sustainability-linked corporate loans and facilities. Despite continuous macroeconomic and geopolitical uncertainty, Corporate Bank increased its sustainable financing volumes year-on-year. This growth reflects Deutsche Bank’s commitment to support its clients transition to more sustainable business models and to achieve their strategic goals.

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Annual Report 2024

Highlights

Corporate Bank facilitated a broad range of sustainable finance transactions in 2024 that underscore its position as a strategic transition partner for its clients. Selected highlights include:

Deutsche Bank provided a € 209 million debt and bank guarantee facility for the Goorambat East Solar Farm in Australia, supporting the development of a 250 megawatt solar farm which is being developed by Engie ANZ. Deutsche Bank acted as initial financer, bank guarantee facility provider, and hedge provider on this transaction. The project will generate electricity to power approximately 105,000 homes in Victoria, significantly enhancing the state’s energy security.

Deutsche Bank facilitated € 500 million export credit agency covered loans for Salzgitter Group. Serving as the sole sustainability coordinator, joint mandated lead arranger and lender, enabled the Group’s transformation toward green steel manufacturing and will contribute to a 1% reduction in Germany’s aggregated CO emissions on completion.

Deutsche Bank provided two syndicated sustainability-linked guarantee facilities for Siemens Energy of € 12 billion in total (Deutsche Bank’s combined final hold of € 1 billion). Deutsche Bank acted as sole coordinator, bookrunner and joint-underwriter. This transaction represents the largest syndicated guarantee facility in the market to date, underscoring Siemens Energy’s commitment to maintaining its leadership role in the global energy transition.

Deutsche Bank acted as senior mandated lead arranger and hedging bank for a € 4 billion project financing for Stegra’s (formerly H2 Green Steel) green steel plant in Sweden. This project represents a significant milestone in the decarbonization of hard-to-abate industries. Stegra aims to reduce up to 95% of CO emissions compared to conventional steel manufacturing by using end-to-end digitalization, electricity from renewable sources and green hydrogen instead of coal.

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Deutsche Bank
Annual Report 2024

Investment Bank

Fixed Income and Currencies

Overview

ESRS 2 MDR-P, ESRS 2 MDR-A, ESRS 2 MDR-M, ESRS 2 SBM-1

Fixed Income and Currencies leverages its expertise in product innovation to structure, originate and distribute assets that meet clients’ rapidly evolving sustainability needs. The four main objectives for Fixed Income and Currencies are to support clients by connecting investors and issuers, to increase its sustainable lending, to support the client’s energy transition journey and to innovate and expand its product range.

ESG in Fixed Income and Currencies is led by the Global Head of ESG and Sustainable Finance for Fixed Income and Currencies whose responsibilities include oversight of ESG practices within Fixed Income and Currencies and for growing the sustainable finance product suite, client engagement and strategy including the steering of the business activities to achieve its decarbonization targets. The Head of ESG Solutions, Fixed Income and Currencies, who reports to the Global Head of ESG and Sustainable Finance for Fixed Income and Currencies, is responsible for the ESG integration in the businesses, interface with the group and business level control functions and supporting the clients with development of green, social, sustainable and sustainability-linked transactions and other ESG themed fixed income products.

In addition to these key roles, ESG Fixed Income and Currencies is supported by a group of core ESG and Sustainable Finance subject matter experts who partner with the ESG Fixed Income and Currencies Solutions team. These positions are further supported by a network of ESG champions in each of the respective Fixed Income and Currencies business areas.

Incremental 2024 sustainable finance volumes in the Global Financing and Credit Trading business totaled € 15 billion. The growth has continued from 2023 onwards, showing an increase in Sustainability-Linked deals for Financial Service providers and in renewable energy use of proceeds transactions.

The Rates business provides risk management solutions for sustainable bonds and loans issuers. It also issues and invests in affordable housing and senior care home loans and bonds in the United States. In 2024, Rates contributed € 13 billion toward Deutsche Bank’s sustainable financing and ESG investments volumes. Key driver for volumes was from European social housing, in line with Deutsche Bank’s Sustainability Deep Dive ambition to expand in this market. Rates also facilitated 31 structured green bonds and notes in 2024.

The Global Emerging Markets business has a strong footprint in developing novel sustainability solutions by structuring and executing innovative and award-winning sustainability-linked financing and risk management solutions for its global client base. Overall, Global Emerging Markets franchise contributed € 3 billion in 2024 toward the bank’s sustainable financing and ESG investments volumes.

The Global Foreign Exchange business has been a pioneer in sustainability-linked derivatives, structuring innovative solutions to answer the needs and requirements of the clients. Deutsche Bank aims to continue to innovate in this space by helping its clients align their sustainability strategy with their hedging strategies.

Contribution toward Group-wide target

Sustainable financing and ESG investments – Fixed Income and Currencies (cumulative volumes)

in € bn.[1]	Dec 31, 2024	Contribution in 2024	Dec 31, 2023
Financing	61	17	44
Issuance	47	13	34
Market making[2]	1	1	-
Assets under Management[3]	0	0	0
Pension plan assets[4]	0	0	-
Total	109	31	78

1 Numbers may not add up due to rounding

2 Since the fourth quarter of 2024, the bank reports its market making activities as part of its sustainable financing and ESG investment volumes in Investment Bank

3 Stock value at period end

4 Stock value at period end. Since the third quarter of 2024, the bank reports its pension plan assets as part of its sustainable financing and ESG investment volumes in its Corporate & Other division

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At year-end 2024, Fixed Income and Currencies had € 109 billion in cumulative sustainable financing volumes. In 2024, Fixed Income and Currencies contributed incremental € 31 billion in sustainable financing volumes compared to € 20 billion in 2023. Since the fourth quarter of 2024, Investment Bank reports its market making activities as part of its sustainable financing and ESG investment volumes. The reporting of the market making activities is based on the annual average volume of the eligible Development Financial Institution bond inventory. 2024 saw the mix of Sustainable Finance volume contributions shift compared to 2023 with a relative reduction in digital infrastructure assets but significant increase in financial services (Sustainability-linked Loan, Fund Financing, SME on-lending to name a few) leading to an increase compared to 2023. A high interest rate environment was also constraining new lending and refinancing in the market. In 2024, Fixed Income and Currencies had € 415 million of sustainable securitization contributing to the Group’s sustainable finance target. Of these € 415 million, 86% were externally verified by receiving an ICMA classification, a second party opinion or both. Fixed Income and Currencies contributed € 2 billion in 2024 towards sustainability-linked corporate loans.

Highlights

UPP Group Holdings Ltd: Deutsche Bank acted as Sole Lender in a 3-year, € 130 million Sustainability-Linked Loan featuring carbon reduction, water consumption reduction and increased biodiversity net gain KPIs based on annual targets with a variable margin (discount/penalty). UPP is the largest provider of on-campus residential and academic accommodation in the U.K. Financing proceeds will be used for new investments in student accommodation assets, letters of credit for assets in construction, working capital and general corporate purposes. This is one of the first known Sustainability-Linked Loans in the U.K. with a KPI on the nascent U.K. regulation on Biodiversity Net Gain.

Redaptive: Deutsche Bank arranged for a € 117 million upsize for Redaptive, following the structuring of and underwriting of € 117 million initial commitment in July 2023. Redaptive is a leading efficiency as a service provider that funds and installs energy saving and energy generating equipment. Redaptive’s programs help many of the world’s most sophisticated organizations reduce energy waste, optimize cost, lower carbon emissions and meet their sustainability goals across their entire real estate portfolios.

Health and Happiness International (H&H): Investment Bank FIC served as Mandated Lead Arranger, Underwriter and Bookrunner for a € 505 million Sustainability-Linked Loan for global nutrition and wellness company Health and Happiness International (H&H) to strengthen its ESG credentials by driving sustainability in its supply chain. The KPIs structured by Deutsche Bank were developed in line with the Science Based Targets Initiates (SBTi) linking the financing to H&H meeting criteria in the areas of renewable electricity, sustainable packaging and supplier engagement.

QUARTERBACK: Deutsche Bank was the sole lender providing a revolving acquisition facility € 125 million for ready-to-build solar panel projects. QUARTERBACK Immobilien AG (“Quarterback”), an experienced sponsor, headquartered in Germany, with more than 30 years of track record in real estate development, has recently expanded into the renewable sector. The transaction supports Quarterback to acquire projects with energy production potential of up to 2GW, drives development in the German renewable energy sector.

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Deutsche Bank
Annual Report 2024

Origination and Advisory

Overview

ESRS 2 MDR-P, ESRS 2 MDR-T, ESRS 2 MDR-A, ESRS 2 MDR-M, ESRS 2 SBM-1

Origination and Advisory seeks to support clients holistically on both sustainable finance and the impact of broader environmental, social and governance issues on their strategic and financial priorities. Origination and Advisory aspires to be a trusted partner for clients in navigating their sustainability journey, including evolving regulation, market developments, and investor preferences, and acts as a partner in clients’ commitments to ensure a resilient and sustainable future.

In 2024 Origination and Advisory broadened its focus to the division’s ESG operations by establishing a dedicated team for ESG Strategy and ESG Transformation. These operational developments further support the business across products, regions, and sectors, to deliver added value to clients’ sustainable finance and transition needs.

Delivering on clients’ sustainable finance needs requires supporting access to capital for ESG-labelled debt across environmental and transition finance dimensions, and social aspects. Specifically, Origination and Advisory had a strong track record in 2024 of assisting clients’ access to capital for social-labelled issuances. Further, Origination and Advisory’s ESG Solutions team contributed to the creation of Deutsche Bank’s Sustainable Instruments Framework.

Origination and Advisory’s ESG thought leadership is a meaningful way of acting on its sustainable finance strategy by engaging with client and investor groups alike. Over the course of 2024, the business participated in International Capital Markets Association’s Impact Disclosure Task Force, with an objective to facilitate capital flows to bridge the largest UN SDG gaps. Origination and Advisory facilitated discussions on sustainability at the European Leveraged Finance Conference, Climate and Security Conference during London Climate Week, and Deutsche Bank’s Aircraft Finance and Leasing conferences in the U.S. Further, Origination and Advisory organized its third Financial Institutions Group investor-issuer virtual event in Europe. Finally, the division co-hosted a series of events over the course of New York Climate Week.

In 2024, Origination and Advisory helped raise € 25 billion of sustainable debt volumes, globally. Deutsche Bank partnered with global corporates, financial institutions, and public sector clients in supporting them with their sustainable finance transactions such as inaugural ESG-labelled bond issuances and ESG loan transactions.

In investment grade debt, Deutsche Bank supported clients with the issuance of ESG-labelled bonds. On a combined 2023 and 2024 fee league table basis, Deutsche Bank ranked # 1 in DACH with 7% market share, and # 6 in EMEA with 4.2% market share, across all debt products excluding investment grade Loans.

Contribution toward Group-wide target

Sustainable financing and ESG investments – Origination and Advisory (cumulative volumes)

in € bn.[1]	Dec 31, 2024	Contribution in 2024	Dec 31, 2023
Financing	10	1	9
Issuance	106	26	80
Market making[2]	0	0	-
Assets under Management[3]	0	0	0
Pension plan assets[4]	0	0	-
Total	116	27	89

1 Numbers may not add up due to rounding

2 Since the fourth quarter of 2024, the bank reports its market making activities as part of its sustainable financing and ESG investment volumes in Investment Bank

3 Stock value at period end

4 Stock value at period end. Since the third quarter of 2024, the bank reports its pension plan assets as part of its sustainable financing and ESG investment volumes in its Corporate & Other division

At year-end 2024, Origination and Advisory’s sustainable financing and investments volumes stood cumulatively at € 116 billion, of which € 27 billion incremental volumes reported in 2024. Origination and Advisory’s sustainable financing volumes were driven by strong primary issuance activity reflecting favorable conditions in global capital markets.

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Annual Report 2024

Highlights

KfW: Deutsche Bank acted as joint Lead Manager on KfW’s € 3 billion 5-year green bond. KfW will use an amount equal to the bond proceeds to finance new Eligible Green Projects according to the “Green Bonds, made by KfW” framework, which has received a Second Opinion by Morningstar Sustainalytics.

TUI: Deutsche Bank acted as Lead Global Coordinator, Physical Bookrunner (B&D), and Joint ESG Coordinator on TUI’s € 500 million debut Sustainability Linked Senior Notes. The transaction is based on TUI’s new Sustainability-Linked Finance Framework which sets out concrete emissions reduction targets for TUI’s airline activities.

Continuum: Deutsche Bank acted as Sole Left Lead, Ratings Advisor, and Green Structuring Agent on Continuum’s € 607 million Senior Secured Green Notes issuance. This was the fourth consecutive capital market transaction for the company which was left led by DB. SPO with a Dark Green rating was provided by S&P Global Ratings.

Republic of Colombia: Deutsche Bank acted as Joint Bookrunner on the Republic of Colombia’s € 1.2 billion re-opening Social USD Notes due 2035 and 2053. Under its Green, Social and Sustainable Bond Framework, Colombia finances or refinances bonds, focusing particularly on socio-economic advancement and reduction of inequalities, education, peacebuilding, employment generation and promotion of productivity, affordable housing, access to basic services, food, and nutrition security as well as health services.

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Deutsche Bank
Annual Report 2024

Private Bank

In 2024 Private Bank reshaped its business along two core client sectors, Personal Banking and Wealth Management & Private Banking, reinforcing its long-term dedication to a customer-centric strategy. As a result, the Private Bank aims to provide its clients with responsible banking and wants to be their trusted partner. It provides differentiated sustainability advice and a broad range of financial services for private and personal banking clients, wealthy individuals, entrepreneurs and family associations as well as business clients in selected countries.

Overview

ESRS 2 MDR-P, ESRS 2 MDR-A, ESRS 2 MDR-M, ESRS 2 SBM-1

Financing

The Private Bank offers dedicated sustainability lending and financing options for its clients. Lending volumes are reported as sustainable only if they meet either the environmental or social criteria. In Germany, the Private Bank has continued, to expand products and services across all brands facilitating homeowners to meet EU requirements on energy efficiency.

The Private Bank in Germany offers its customers a comprehensive sustainability product package through BHW Bausparkasse AG (BHW AG), a subsidiary of Deutsche Bank. This includes a “climate loan” with special conditions as well as other services, such as real estate agents, energy efficiency experts, funding services and craftsmen placement. With its “Modernization made easy” advisory service, BHW is positioning itself as a platform for the decarbonization of the construction financing portfolio in Germany.

In addition to lending options for German retail clients, the Private Bank offers its Wealth Management clients, sustainable lending options for commercial real estate, prime residential real estate and for certain private investment vehicles held by clients, investing for example in clean energy. The Private Bank also supports companies in achieving their sustainability goals, for example through loans for electric vehicles and green mortgages for the purchase of houses with energy efficiency classes in the top 15% of local markets, as well as through loans for micro-enterprises in India.

Investments

In line with the Group’s ESG Investments Framework, Private Bank applies the following approaches to investment products.

Discretionary portfolio management uses MSCI data to exclude certain industries in accordance with the bank’s Group ESG Investments Framework and the portfolios’ underlying securities must have a minimum MSCI ESG rating. In line with regional regulatory requirements, discretionary portfolio management also includes attributes that align the instrument selection within its mandates and wrapped funds to the regulatory defined sustainability characteristics. Discretionary portfolio management offers sustainable solutions across the main regions and in 2024, sales efforts were also increased by further extending the fixed income offering in response to client demand for the asset class. Also, the Strategic Asset Allocation offering was extended in 2024 to private and personal banking clients in Germany.

Funds on Private Bank’s advisory list are assessed by Global Funds Research to assess if they meet minimum requirements to be considered as an ESG fund. ESG funds must have a qualifying ESG strategy, meet a minimum MSCI ESG rating and align to defined sustainability regulations within the applicable region. Additional and periodic due diligence is carried out to determine the intentionality of the ESG strategy of the fund before it is actively promoted in advisory processes as ESG. In 2024, the Global Funds Research team continued their efforts to assess ESG funds through active search for viable offerings in sub asset classes. The number of ESG funds meeting the defined criteria on Private Bank’s recommended lists remained almost unchanged at 55 mutual funds and 109 exchange-traded funds (2023: 56 mutual funds, 118 exchange-traded funds).

The classification of alternatives follows the defined minimum standards described above for funds with additional due diligence carried out to determine the intentionality of the ESG strategy of the product before it is actively promoted in advisory processes as ESG and included in the ESG AuM volumes. The second ESG alternative fund was offered in the third quarter on clean energy transition for wealth management clients after the first ESG alternative fund was offered in 2023.

The ESG approach for capital markets instruments is to align with the International Capital Market Association’s (ICMA) Green Bond Principles. Consequently, third party green-, social and sustainability-linked bonds offered to wealth management clients are considered ESG instruments if they meet all four core components of ICMA, which are use of proceeds, disclosure of the process for project evaluation and selection, the management of the proceeds and annual reporting on allocations.

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Contribution toward Group-wide target

Sustainable financing and ESG investments – Private Bank (cumulative volumes)

in € bn.[1]	Dec 31, 2024	Contribution in 2024	Dec 31, 2023
Financing	15	2	13
Issuance	0	0	0
Market making[2]	0	0	-
Assets under Management[3]	53	7	46
Pension plan assets[4]	0	0	-
Total	68	9	59

1 Numbers may not add up due to rounding

2 Since the fourth quarter of 2024, the bank reports its market making activities as part of its sustainable financing and ESG investment volumes in Investment Bank

3 Stock value at period end

4 Stock value at period end. Since the third quarter of 2024, the bank reports its pension plan assets as part of its sustainable financing and ESG investment volumes in its Corporate & Other division

Private Bank had a total of € 68 billion volumes in sustainable financing and ESG investments at year-end 2024, contributing € 9 billion compared to € 12 billion in 2023. Incremental volume growth in Assets under Management primarily reflects positive market development across the investment products as well as an increase in new business volumes in Discretionary Portfolio Management, while prior year benefitted from higher conversion of products into ESG investment products. Sustainable financing is predominantly driven by new sustainable lending deals and continuous inflows from existing programs.

Highlights

The Private Bank in Germany launched the “Energy modernization” consulting universe, which provides customers, interested parties and consultants with basic information, practical tips and guidance for investment expenditure, indicative cost savings and potential funding via the “Modernization made easy” website. This also offers a postcode search function for DENA and GIH-registered energy efficiency experts and a tipster agreement with the energy efficiency service provider Fuchs & Eule at preferential terms, as well as a tradesman network for heating, window and door replacement, including the option of placing contact requests with an appointment scheduling function directly from the website.

In cooperation with the European Investment Bank (EIB), Deutsche Bank, DSL and BHW offer a “green construction financing” with an interest rate advantage of 20 basis points compared to the standard terms. This applies to the financing of residential properties in Germany that are either newly built, purchased for the first time, or renovated in compliance with certain energy efficiency requirements.

Micro enterprise loans in India enable Private Bank to offer products to small firms that would otherwise not receive financing, with some loans backed by government schemes. Up to the end of 2024, 2,771 term loans and revolving credit facilities with a total volume of € 361 million have been provided to micro and small enterprise clients.

Acknowledging the long-term importance of the strategic asset allocation on the risk and return profile of a client portfolio, Deutsche Bank ESG Strategic Asset Allocation (“SAA”) fund offering was extended in 2024 to private and personal banking clients in Germany. Following continued client demand in 2024, the Private Bank continued its sales efforts in the fixed income space and complemented the offering with two new Euro fixed income funds.

In 2024, the Private Bank launched its second ESG alternative fund for wealth management which offers investments into clean energy transition opportunities, recognizing the role of private market assets. The solution offered European retail clients’ access to a private equity platform via the ELTIF structure and is a ESG dedicated solution in line with Deutsche Bank’s ESG Investment Framework.

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Deutsche Bank
Annual Report 2024

Asset Management

Overview

ESRS 2 MDR-P, ESRS 2 MDR-T, ESRS 2 MDR-A, ESRS 2 MDR-M, ESRS 2 SBM-1

With € 1 trillion of assets under management as of December 31, 2024, the asset management division, which operates under the brand DWS, serves a diverse client base of retail and institutional investors worldwide, with a strong presence in the bank’s home market in Germany. As a regulated asset manager, DWS acts as a fiduciary for clients and is conscious of its societal impact. Responsible investing has been a key part of DWS’s heritage for more than twenty years.

ESG Assets under Management

Based on DWS’s global ESG Framework, the following products were considered as ESG Assets under Management (AuM) as at the end of 2024:

– Liquid actively managed products: retail mutual funds which follow the “DWS ESG Investment Standard” filter, or have a “sustainable investment objective” and U.S. mutual funds which have been labelled as ESG and seek to adhere to an ESG investment strategy

– Xtrackers ETFs which apply a screen comparable to the “DWS ESG Investment Standard” filter, or which track indices that comply with the EU Benchmark regulation on EU Climate Transition Benchmarks and EU Paris-Aligned Benchmarks, or have a “sustainable investment objective” and other liquid passively managed funds which have been labelled as ESG and/or seek to adhere to an ESG investment strategy

– Liquid mandates or special funds for institutional clients or White Label products in-scope of the EU Sustainable Finance Disclosure Regulation (SFDR) and that report pursuant to Article 8 SFDR which follow the “DWS ESG Investment Standard” filter or a comparable ESG filter aligned with the client or which are in-scope of SFDR and report pursuant to Article 9 SFDR

– Liquid mandates or special funds for institutional clients or White Label products which are out-of-scope of SFDR but comply with certain of the “General Industry Standards and Guidelines for Sustainable Investing”

– Illiquid products which are in-scope of SFDR and that report pursuant to Article 9 SFDR

– Illiquid products which are out-of-scope of SFDR but which have a “sustainable investment objective”

Most of DWS´s European domiciled actively managed retail funds continue to apply one of two DWS ESG filters: “DWS ESG Investment Standard” or “DWS Basic Exclusions”:

– The “DWS Basic Exclusions” filter represents DWS´s basic approach to incorporating certain exclusions in the investment policy of the relevant fund; products applying this filter only are excluded from the 2024 ESG AuM number

– The “DWS ESG Investment Standard” filter enhances the exclusions in comparison to the “DWS Basic Exclusion” filter; products applying this filter are included in the 2024 ESG AuM number

ESG Assets under Management (AuM)

in € bn.[1]	Dec 31, 2024	Dec 31, 2023
Total ESG AuM (according to the DWS ESG Framework)	163	133

1 Numbers may not add up due to rounding

The € 29 billion increase in ESG AuM was primarily driven by market movements and net flows. DWS reports ESG AuM to provide transparency around the proportion of its investments that meet the DWS ESG definition. This was accompanied by an ambition applicable during the reporting year of 2024 to continue to grow DWS ESG AuM through a combination of flows into existing products, flows into new products and supporting the transfer by existing clients of their assets from non-ESG products into ESG products.

Given the influence of market movements and other variables DWS did not set a specific quantitative target for this metric. DWS will continue to monitor the external and regulatory environment in the context of its approach to reporting products managed in relation to environmental, social or governance characteristics.

Liquid assets

In the Active business, sustainability risks and opportunities are considered at various steps of the respective investment processes, such as in fundamental issuer analysis and portfolio management. ESG Integration policies or procedures apply to specific sub-asset classes within the Active business. Given an individual portfolio’s investment policy and product-specific sustainability characteristics, sustainability risks are considered.

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In the Active and Passive business, DWS´s Engagement Policy sets out how DWS as a fiduciary engage with investee companies in the long-term interests of its clients. The policy is established by DWS Investment GmbH and considers delegated engagement activities given to this entity from other EMEA entities part of DWS Group. It includes DWS´s approach to engagement, the themes on which it engages, how it selects investee companies for engagement as well as escalation strategies. Furthermore, the policy sets out roles and responsibilities of the engagement leads and Engagement Council. DWS does not carry out engagements from DWS Investment Management Americas, Inc. (DIMA), DBX Advisors LLC (DBX) and RREEF Americas L.L.C. (RREEF) nor DWS’s registered investment advisors based outside the U.S. who provide services to U.S. accounts based on delegation from DIMA, DBX or RREEF (“DWS US”).

The DWS Corporate Governance and Proxy Voting Policy 2024 gives a general overview of circumstances that DWS considers important when evaluating voting proposals when voting at shareholder meetings and contains DWS current voting guidelines. The policy contains DWS´s principles and core values in relation to corporate governance – board composition, executive remuneration, auditors and shareholder rights that are refined over the years and forms the basis for this policy. DWS´s approach to voting on a wider range of environmental and social matters including climate-related proposals is also covered in the policy.

It applies to voting activities in respect of equity holdings that DWS Investment GmbH may carry out as a fund management company by law, as a financial service provider or where DWS Investment GmbH has been appointed by other EMEA entities within DWS Group to perform these activities on their behalf.

For DWS´s U.S. legal entities, there is a separate proxy voting policy, the Proxy Voting Policy and Guidelines DWS Americas. The policy is designed to ensure that proxies are voted in the best economic interest of DWS´s clients and in good faith after appropriate review.

Proxy Voting and Engagements

	Dec 31, 2024	Dec 31, 2023
For mandates and funds domiciled with DWS legal entities in Europe[1] and Asia[2] (submitted votes3)	6,085	5,646
Companies voted[3]	4,310	4,068
For mandates and funds domiciled with DWS legal entities in the U.S. (submitted votes)	9,249	9,354
Companies voted	6,567	6,791
AGM attendance questions sent to company boards for virtual/physical shareholder meetings for funds and mandates domiciled in Europe[1]	67	70
Corporate engagements for funds and mandates domiciled in Europe[1]	632	624

1 In line with the scope of the DWS Corporate Governance and Proxy Voting Policy

2 DWS Investment GmbH acts as a proxy advisor for the single DWS legal entities in Asia, for which DWS Investment GmbH provides voting recommendations and the voting rights and voting execution lies with the respective Hong Kong and Japan entity

3 The number for 2023 included meetings where DWS’s votes were completely rejected. For 2024, DWS have removed the rejected meetings from the calculation

The DWS ESG Engine is a proprietary tool that produces the key output assessments, which are the basis for DWS’s ESG investment strategies and for ESG integration and engagement activities. The ESG Engine collects data from various sources including leading commercial ESG data vendors. For the asset classes where data are available, the data are standardized and aggregated to yield ESG assessment scores and grades which are used by different functions within DWS. The ESG Engine and Solutions team owns the validation of the results produced by the ESG Engine in regular update cycles. The data are made available to research analysts and portfolio managers for liquid assets through the Aladdin platform and provides support to research, investment decision making and for managing ESG strategies.

Illiquid assets

Real Estate

DWS Real Estate recognizes the importance of identifying, assessing and managing sustainability-related risks and opportunities as an integral part of conducting business. DWS Real Estate focuses on the following ESG aspects, which are material for real estate equity and/or debt investments: transitional (e.g., building’s energy efficiency), physical (e.g., flooding risk), social norms (e.g., wellbeing sustainability rating) and governance (e.g., third-party risk rating of a debt sponsor). These ESG aspects can present both risks and opportunities for the financial performance of real estate assets and investments may have positive and negative environmental and social effects. Therefore, DWS Real Estate takes a fiduciary-led approach to ESG aspects and sustainability performance in private real estate investment management, defining a range of operation between ESG and financial risk boundaries. The ESG risk boundary relates to risks where appropriate actions to assess and manage ESG aspects, if not undertaken in good time, could result in negative impacts on sustainability and long-term expected financial performance of the asset or portfolio. The financial risk boundary relates to negative effects of inappropriate sustainability actions (e.g., actions that are ill-timed, or too extensive) on compliance with the investment objectives.

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DWS Real Estate has accordingly identified eight sustainability topics, which are most relevant for real estate investment management and grouped them into the following four sustainability themes:

– Resilience, encompassing efficiency in construction and operation and asset adaptation to external conditions including where related to climate change

– Wellbeing, encompassing physical and mental occupant comfort and air quality

– Nature, encompassing circularity in buildings and protection of ecosystems from pollution

– Community, encompassing housing affordability and stakeholder engagement

DWS Real Estate seeks to assess and verify sustainability performance on asset and portfolio level, as well as DWS’s asset management processes utilizing well-established third-party ratings, certifications and benchmarks such as Energy Star, BREEAM, LEED, CRREM, GRESB and PRI, as feasible and applicable. Sustainable building certifications offer a holistic assessment and rating of real estate assets’ performance, sustainability topics relevant for real estate and captured in sustainability themes. The investment process comprises three phases: research and strategy, portfolio planning and execution. ESG aspects and sustainability performance are important elements of consideration in each phase, which includes both risks and opportunities analyses. Sustainability due diligence is completed prior to acquisition and delivered through two screening phases: initial and advanced screening, assessing, among other factors, the asset’s resilience to both transitional and physical risks. The findings are presented to the investment committee and include found issues, necessary actions and underwriting.

Following acquisition, asset and portfolio managers monitor sustainability performance not only to ensure proper risk mitigation but also to actively seek opportunities to add value as part of ongoing business planning. For equity investments, the annual asset sustainability action plan is based on achieved performance and consequent asset and portfolio risk profile review, portfolio investment plan including asset holding period and portfolio sustainability strategy objectives.

Infrastructure

DWS seeks to incorporate environmental considerations into the infrastructure business investment framework at all stages of the investment lifecycle for equity investments – from the initial screening and due diligence to the asset management and exit stages. The infrastructure business engages with portfolio company management on ESG to discuss DWS’s ESG objectives and reporting with respect to the portfolio company. A set of KPIs for each portfolio company is identified, agreed and tracked regularly. During the holding period, DWS monitors environmental attributes such as carbon footprint and water usage of the investments through the regular reporting of KPIs by portfolio companies and through completion of the annual Global Real Estate Sustainability Benchmark (GRESB) Infrastructure benchmarking assessment at both fund and asset level. Due diligence includes climate-related considerations and is incorporated into the Investment Committee paper and presented to the Investment Committee for consideration.

The infrastructure business also produces an annual Sustainable and Responsible Investment report for investors in each of its funds. This report addresses various ESG initiatives and performance for the fund’s underlying investments and in 2024 the report included information aligned with the Task Force on Climate Related Financial Disclosures recommendations (TFCD) for each investment.

During 2024 DWS updated the Environmental and Social Management System (ESMS) under which the business operates to reflect changes in the ESG environment and to strengthen procedures. The ESMS has also been updated to reflect DWS’s obligations under the SFDR and investor requirements. It applies to potential and existing portfolio investments in infrastructure equity. The ESMS also creates obligations on all portfolio companies to ensure regular engagement and reporting on ESG matters, resulting in driving improvements in ESG metrics and performance and creating a framework for regular reporting to DWS.

The Infrastructure Debt business uses a bespoke proprietary ESG scoring methodology, which has been rolled out to new and existing investments since 2021. The methodology supports the overall investment process and ongoing monitoring of environmental risks of the infrastructure debt portfolios among other ESG risks.

The infrastructure business ensures skills and competencies are maintained in accordance with the needs of DWS to properly implement its ESG policies and operate its ESMS effectively through the implementation of its competency and training matrix.

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Corporate & Other

Overview

ESRS 2 MDR-P, ESRS 2 MDR-A, ESRS 2 MDR-M, ESRS 2 SBM-1

Deutsche Bank is continuously striving to expand ESG integration across the bank. In 2024 the feasibility of implementing ESG minimum criteria, in accordance with the bank’s ESG Investments Framework, for Deutsche Bank Group largest pension plans.

As detailed in the ESG Investments Framework, minimum eligibility criteria need to be met for a pension plan to count towards the bank’s sustainable financing and ESG investment volumes. Minimum eligibility criteria comprise both quantitative and qualitative screening criteria aiming to organize the underlying investment into sectoral categories with respective eligibility revenue threshold or criteria. Implementation of the eligibility criteria and the associated investment process are subject to governance principles, outlined in Deutsche Bank’s ESG Investments Framework.

In the third quarter of 2024, ESG minimum criteria (in accordance with the bank’s ESG Investments Framework) were successfully implemented in Deutsche Bank’s German pension plans, which are managed by DWS. These eligible pension plans, hence, became part of Deutsche Bank’s sustainable finance volumes reporting and are included as the gross asset volumes as of the reporting date.

More information on Deutsche Bank Group’s pension plans can be found in Deutsche Bank’s ESG Investments Framework.

Contribution toward Group-wide target

Sustainable financing and ESG investments – Corporate & Other (cumulative volumes)

in € bn.[1]	Dec 31, 2024	Contribution in 2024	Dec 31, 2023
Financing	0	0	-
Issuance	0	0	-
Market making[2]	0	0	-
Assets under Management[3]	0	0	-
Pension plan assets[4]	10	10	-
Total	10	10	-

1 Numbers may not add up due to rounding

2 Since the fourth quarter of 2024, the bank reports its market making activities as part of its sustainable financing and ESG investment volumes in Investment Bank

3 Stock value at period end

4 Stock value at period end. Since the third quarter of 2024, the bank reports its pension plan assets as part of its sustainable financing and ESG investment volumes in its Corporate & Other division

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ESG due diligence

ESRS 2 GOV-4

Being a global bank supporting various sectors of the economy, Deutsche Bank can be potentially linked or exposed to negative environmental, social and governance impacts and risks. Through continuous due diligence processes, Deutsche Bank identifies, prevents, mitigates and manages these actual and potential negative impacts on the environment and society as determined by the double materiality assessment and across the entire value chain. This includes actual and potential reputational damage associated with client or supplier relationships.

Downstream due diligence processes are holistically managed through Deutsche Bank’s Environmental and Social Due Diligence Framework and described in this chapter. The Environmental and Social Due Diligence Framework is further complemented by governance due diligence processes described in the chapter “Governance” in the Sustainability Statement. Due diligence processes regarding upstream activities are described in the “Supply chain management” chapter. With regard to Deutsche Bank’s own operations, due diligence elements are stated in the chapters “Own workforce” and “Client centricity” respectively.

The following table provides a mapping of how Deutsche Bank applies the core elements of due diligence and where they are stated throughout this Sustainability Statement.

Statement on Due Diligence

Core Elements of Due Diligence	Annual Report – Sustainability Statement
a) Embedding due diligence in governance, strategy and business model	General information – Governance – Double materiality assessment – Sustainability strategy
b) Engaging with affected stakeholders in all key steps of the due diligence	General information – Stakeholder engagement and thought leadership – Supply chain management
c) Identifying and assessing adverse impacts	General information – Double materiality assessment – ESG due diligence
d) Taking actions to address those adverse impacts

General information
– Sustainability strategy
– ESG due diligence
– Supply chain management
Environmental information
– Climate change
Social information
– Own workforce
– Client centricity
Governance information
– Culture, integrity and conduct
– Anti-Financial crime
– Anti-competitive behavior
– Tax
– Public policy and regulation
– Data protection
– Information security

e) Tracking the effectiveness of these efforts and communicating

General information
– Sustainability strategy
– ESG due diligence
– Supply chain management
Environmental information
– Climate change
Social information
– Own workforce
– Client centricity
Governance information
– Culture, integrity and conduct
– Anti-Financial crime
– Anti-competitive behavior
– Tax
– Public policy and regulation
– Data protection
– Information security

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Environmental and social due diligence

ESRS 2 MDR-P

The bank has committed itself to understand the environmental and social challenges and risks associated with a transaction or client and has developed robust frameworks and systematic risk-based evaluation processes to manage them. This helps the bank to prevent reputational risks and to engage with clients around environmental and social best practices. Regarding environmental and social risks, the bank’s management process is summarized in the “Climate change” chapter and in the “Environmental and social due diligence” sub-chapter of this “ESG due diligence” chapter within this Sustainability Statement. Environmental criteria are biodiversity and nature; water resources; waste management and pollution prevention; air quality; noise and vibration; and emergency response. Social criteria are human rights which includes child and forced labor and modern slavery; occupational health and safety; health, safety and security of communities; protection of vulnerable groups such as Indigenous People; land and resource rights; and cultural heritage. The environmental and social due diligence requirements are embedded in the Sustainability Strategy Implementation Policy, complementary supporting documents and sectoral guidelines and where reputational risk considerations are identified, these are referred to the Reputational Risk Framework, as appropriate. Governance risk includes counterparties with issues such as transparency and inclusiveness, or clients involved in bribery and corruption scandals. Deutsche Bank addresses these concerns via different frameworks and processes including those relating to reputational risk and anti-financial crime.

Governance

Reputational risk framework

ESRS 2 MDR-P

The purpose of the bank’s Reputational Risk Framework is to prevent damage to the bank’s reputation by stipulating the process according to which Deutsche Bank makes decisions – in advance – on matters that may pose a reputational risk. The framework provides consistent standards for the identification, assessment and management of reputational risks. Reputational risks that may arise from a failure relating to another risk type, control, or process are managed separately by means of the relevant risk framework and are therefore not discussed in this section.

All employees are responsible for identifying potential reputational risks and reporting them by means of the Unit Reputational Risk Assessment Process (Unit RRAP). Through the Unit RRAP relevant stakeholders are consulted for input, such as country management, key control functions and other second-line subject matter experts. The Unit RRAP is chaired by a business division’s relevant senior manager and applies to all matters deemed to pose moderate or greater reputational risk.

If a matter is considered to pose a material reputational risk and/or meets one of the bank’s mandatory referral criteria, it is referred to the relevant Regional Reputational Risk Committee for further review. In exceptional circumstances, matters are referred to the Group Reputational Risk Committee. This may be the case if a matter is declined by the Regional Reputational Risk Committee and appealed by the business division, or if the Regional Reputational Risk Committee cannot reach a two-thirds majority decision. The Head of NFRM is responsible for ensuring the oversight, governance and coordination of the management of reputational risk of Deutsche Bank. Matters specific to Deutsche Bank`s Asset Management division operated by DWS are reviewed by a DWS reputational risk committee and, if necessary, escalated to the DWS Executive Board.

Matters assessed through the Reputational Risk Framework

	Dec 31, 2024	Dec 31, 2023
Number of matters reviewed (on which final decisions have been made)
To Unit Reputational Risk Assessment Processes only	72	71
Thereof with ES issues	4	6
Thereof with gaming-related issues	2	1
Thereof with defense-related issues	4	4
To Regional Reputational Risk Committees	25	31
Thereof with ES issues	2	1
Thereof with gaming-related issues	3	7
Thereof with defense-related issues	1	4
To Group Reputational Risk Committee or above	4	4
Thereof with ES issues	1	2
Thereof with gaming-related issues	0	0
Thereof with defense-related issues	1	0
Total	101	106
Thereof with environmental and social issues	7	9
Thereof with gaming-related issues	5	8
Thereof with defense-related issues	6	8

The Reputational Risk Framework stipulates that certain matters, including those with a potential negative environmental and social impact and those matters linked to the defense or gaming industry, must be reviewed by subject matter experts. These matters are discussed in more detail in the sections below.

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Environmental and social due diligence requirements

ESRS E1, ESRS 2 MDR-P

Deutsche Bank’s environmental and social due diligence provisions are embedded in the Sustainability Strategy Implementation Policy and complementary supporting documents and sectoral guidelines and where reputational risk considerations are identified, these are referred to the Reputational Risk Framework, as appropriate. The environmental and social due diligence requirements apply globally to lending and trade finance activities of Corporate Bank (excluding specific SME lending, Institutional and Corporate Cash Management, TAS and Securities Services) and lending and capital market activities of Investment Bank (excluding trading activities) as well as to Private Bank’s (excluding retail/consumer lending and wealth management lending) commercial lending activities. A summary of Deutsche Bank’s environmental and social requirements is documented in the Environmental and Social Due Diligence Framework (hereafter the Framework).

The Framework defines roles and responsibilities for risk identification, assessment, decision-making and post-transaction monitoring and specifies the requirements for environmental and social due diligence. Deutsche Bank applies a risk-based approach and focuses its attention on sectors that it has defined as having an inherently elevated potential for negative environmental and social impacts and associated reputational risks as per the below. The bank familiarizes its employees with the requirements for referral of transactions and clients to the bank’s Group Sustainability function. Employees have access to detailed sector-specific guidelines for the majority of sectors requiring referral to Group Sustainability. In addition, environmental and social issues deemed to pose at least a moderate reputational risk, are subject to the reputational risk assessment process.

Deutsche Bank’s approach to environmental and social due diligence as laid out in the Sustainability Strategy Implementation Policy and the sectoral guidelines is guided by the following international standards and principles that include:

– UN Global Compact

– OECD Guidelines for Multinational Enterprises and associated Responsible Business Conduct Standards for the financial sector

– UN Guiding Principles on Business and Human Rights

– International Finance Corporation Performance Standards

– Equator Principles

Deutsche Bank participates in a variety of initiatives and working groups to enhance its knowledge of existing and emerging issues and to inform its approach to environmental and social due diligence. Through its membership in the University of Cambridge’s Sustainability Leadership’s Banking Environment Initiative, the bank continued to participate in the activities around nature- and climate-related issues. Through 2024, Deutsche Bank continued to participate in a bank-specific working group aimed at addressing risks and opportunities in the agricultural sector. The working group is convened by the World Economic Forum’s Tropical Forest Alliance (TFA) finance sector engagement team.

The Sustainability Strategy Implementation Policy and the banks sectoral guidelines defines the following sectors and activities as having an inherently elevated potential for negative environmental and social impacts and associated reputational risks:

– Metals and Mining

– Oil and Gas

– Thermal coal, including thermal coal mining and thermal coal fired power generation

– Nuclear Power

– Hydropower

– Agricultural commodities and forestry

– Fisheries and marine aquaculture

– Maritime transport and infrastructure

– Equator Principles relevant transactions, e.g., infrastructure projects

– Other activities either with a high carbon intensity, impacting sensitive and protected locations, causing deforestation and/or those that have the potential for human rights infringements

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Complementary internal provisions are established for the tobacco industry with a focus on electric cigarettes and cannabis, as well as the defense, gaming and adult entertainment industries, which are considered to carry elevated levels of inherent social and governance risk. These are currently not part of the environmental and social due diligence process but are under the scope of the Reputational Risk Framework (refer to “Governance” section).

In 2024 discussions in defense focused on supply chain reliability and access to finance including engagement with the European Commission and German politicians. Increased NGO activity driven by continued regional destabilization focused on financial institutions’ relationships with the defense sector as well as the defense sector’s exposure to current conflicts. For gaming the focus in 2024 was on responsible gaming and dealing with the challenge around increased legalization of online gaming and sports betting. Specific due diligence requirements of the mentioned sectors are summarized in the table entitled “Main positions and minimum standards of the environmental and social due diligence” below.

The enhanced environmental and social due diligence requirements address sectoral issues as well as cross-sectoral issues like biodiversity or social issues. The bank reviews the scope of sectors as well as the related due diligence requirements annually or as events occur. It also observes prevailing sector-related environmental and social standards and industry best practices in order to improve the understanding of environmental and social issues and, if necessary, adjust its approach.

If clients’ express complaints on environmental and social matters, the processes described in the sub-chapter “Complaint Management” of the chapter “Client centricity” within this Sustainability Statement would be applied and the environmental and social due diligence process would be considered as appropriate to handle these.

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Main positions and minimum standards of environmental and social due diligence1

Area	Enhanced due diligence/norm compliance[2]	Environmental and/or social principles applied
Cross-sectoral
Human rights	Yes	No engagement in business activities where the bank has substantiated evidence of material adverse human rights impacts without appropriate mitigation, e.g. child and forced labor
Deforestation	Yes	No financing of any projects or activities that are directly linked to deforestation of primary tropical forests
World Heritage Sites	Yes

No financing of activities within or in close proximity to World Heritage Sites, unless the respective government and UNESCO agree that such activity will not adversely affect the site’s outstanding universal value

Sectoral
Agricultural commodities and forestry	Yes

No financing of projects or activities located in or involving the clearing of primary tropical forests, involving illegal logging or uncontrolled and/or illegal use of fire
No financing of projects or activities leading to conversion of HCVs into new plantations and peatlands
Mandatory requirement of Roundtable on Sustainable Palm Oil (RSPO) membership and RSPO certification, or a timebound implementation plan for RSPO-certification by 2025 at the latest for palm oil clients
Expectations regarding membership and industry-relevant certifications as well as ES management schemes for growers and primary processers, including public commitment to the No Deforestation, No Peat and No Exploitation standard

Fisheries and marine aquaculture	Yes

No financial services to clients where there is evidence of recurring material breaches of imposed fish catch limits and non-compliance with existing laws and regulations
No financing/financial services should be provided to companies involved in unlicensed activities or activities that do not now follow national regulation as a minimum, such as operating in marine aquacultures outside of country Allocated Zones for Aquiculture (AZA) or legally protected areas that do not allow multiple uses; undertaking unlicensed operations or the farming of invasive non-native species against national regulations; and the utilization of banned chemicals, anti-microbials, or pesticides that result in non-compliance with national or applicable international regulatory standards
Expectations regarding certification for fisheries; minimum requirement of a time-bound implementation plan for Aquaculture Stewardship Council certification by 2025 at the latest

Maritime transport and infrastructure	Yes

No financing of marine dredging that will have an impact on sensitive marine environments/critical habitats (e.g. living coral reefs, mangroves, sea grass beds) and Ramsar sites, unless activities are undertaken for environmental/social protection or enhancement (e.g. flood protection)
No financing of coastal and marine destination development in: designated protected areas that are categorized as International Union for Conservation of Nature (IUCN) Type I, Ramsar sites, UNESCO Biosphere reserves, and critical site-specific biodiversity
Contractual clauses, certification, and/or Port State Control requirements to ensure compliance with the applicable ES conventions as defined by the United Nations and its specialized agencies, the International Maritime Organization (IMO), and the International Labour Organization (ILO)

Metals and mining	Yes	No direct financing of deep-sea mining projects Enhanced ES due diligence requirements; potential exclusions based on outcome
Oil and gas	Yes

No direct financing of new projects involving exploration, production, transport or processing of oil sands
No direct financing of new oil and gas projects in the Arctic region (as demarcated by the 10°C July isotherm boundary)
No direct financing of oil and gas hydraulic fracturing projects in countries with ‘extremely high’ water stress

Thermal coal power and mining	Yes

No financing of new and material expansion of existing thermal coal-fired power plants and thermal coal mining projects or the associated infrastructure.
Exclusions for financing Mountain Top Removal mining
Scope of the policy effective as of May 2023 includes companies with a) a thermal coal revenue dependency of 30% or above, b) an absolute thermal coal production of 10 megatons p.a. or above, or c) a thermal coal power capacity of 10 gigawatts or above
For corporations within the scope of the policy: No financing if no credible diversification plans, including the phasing-out of thermal coal by 2030 in OECD-countries and 2040 in non-OECD countries. Existing clients are granted a grace period until 2025 to develop such transition plans

Hydropower	Yes	Enhanced ES due diligence requirements; potential exclusions based on outcome
Nuclear power	Yes	Enhanced ES due diligence requirements; potential exclusions based on outcome and exclusion for certain jurisdictions
Tobacco	Yes	Enhanced due diligence requirements with a focus on electric cigarettes and cannabis; potential exclusions based on outcome
Defense/controversial weapons	Yes

Enhanced due diligence requirements with exclusions including controversial weapons, conflict countries, private military security companies, as well as civilian-use automatic and semi-automatic firearms and human-out-of-the-loop weapon systems

Adult entertainment	Yes

Enhanced due diligence requirements; exclusion of any business directly associated with adult entertainment (commercial enterprises related to the sale or purchase of sex-related services, ranging from individual workers in prostitution to the pornographic entertainment industry), the associated branded products or services, or prostitution

Gaming	Yes	Enhanced due diligence required; exclusion of online gambling business-to-consumer operators with exposure to markets where gambling is prohibited

1 The detailed Environmental and Social Due Diligence requirements are embedded in the Sustainability Strategy Implementation Policy and complementary supporting documents and sectoral guidelines, except for E-cigarettes and Cannabis, Defense, Adult entertainment and Gaming which are covered by the relevant Reputational Risk documents.

2 In addition to the cross-sector and sector-specific principles described above, Deutsche Bank’s enhanced environmental and social due diligence process includes, but is not limited to, the following reviews: compliance with existing environmental and social laws and regulations; existence of robust governance structures and sufficient capacity for managing Environmental and Social issues.

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Impact, risk and opportunity management

ESRS 2 MDR-A

To manage all types of environmental and social risks as effectively and efficiently as possible, Deutsche Bank’s actions are focused at two levels towards implementing all requirements under the bank’s Sustainability Strategy Implementation Policy. At the day-to-day level, this involves implementation of environmental and social requirements for transactions and/or clients particularly in sectors with elevated environmental and social risk as internally defined, as well as conducting robust due diligence. At a strategic level, to ensure that Deutsche Bank policies remain effective and aligned with the evolving market best practices and also are robust enough to manage the ever changing environmental and social risks faced by Financial Institutions, the Group Sustainability function within the Chief Sustainability Office is responsible for designing standards and policies for environmental and social due diligence. To ensure the effectiveness of the guidelines, training is also provided to relevant employees to reinforce their awareness and focus. Since 2022, the team is expanding its presence and as of 2024 is based in Frankfurt, London, Singapore, Mumbai, New York and Washington.

Building up on the provisions in force since 2016 and tightened in 2020, Deutsche Bank updated its thermal coal guideline in March 2023. This guideline applies to thermal coal power and mining clients. The bank tightened the criteria when a company is deemed a thermal coal company and in scope of the guideline, as well as specified the requirements to be applied to clients in scope of the updated guideline. For instance, the revenue threshold according to which a corporate client is regarded to be a thermal coal company has been lowered from a revenue dependency of 50% to 30%. In addition, new absolute thermal coal production thresholds of 10 megatons per year for thermal coal production and 10 gigawatts for thermal coal power capacity have been introduced. For clients to access baseline funding, the bank requires credible transition plans from companies in scope of the updated thermal coal guideline. Existing clients are required to present such plans in 2025, while for new clients such plans are a precondition for any lending.

Throughout 2024, the bank also performed a portfolio review to identify and assess clients in-scope of the thermal coal guideline The aim of this portfolio review was to establish an understanding of in-scope clients and their transition plans by 2025. The results from the portfolio review support Deutsche Bank in its client engagements, particularly around the development of credible transition plans where necessary.

Deutsche Bank has a dedicated Nature work stream which aims to broaden and improve the banks environmental and social minimum positions around nature risks. In 2024, Deutsche Bank enhanced its due diligence requirements related to ocean protection. This update is a continuation of its commitment to the #BackBlue initiative. Deutsche Bank became in 2023 the first bank to join #BackBlue – a commitment led by Deutsche Bank’s partner Ocean Risk and Resilience Action Alliance (ORRAA) and backed by the United Nations. Under this initiative, Deutsche Bank aims at working on developing financial solutions supporting ocean protection. The development of the new ocean protection due diligence requirements has been guided by international frameworks such as the Sustainable Blue Economy Finance Principles hosted by the United Nations Environment Programme Finance Initiative (UNEP FI). The key changes under the ocean-related guideline update are:

– A new guideline on maritime transport and infrastructure which includes provisions to monitor compliance with the environmental and social conventions of the United Nations and its specialized agencies International Maritime Organization (IMO) and International Labour Organization (ILO)

– Exclusions and due diligence provisions to ensure stronger protection of sensitive marine areas and critical habitats

– Expansion of the already existing fisheries guideline to include new due diligence requirements for marine aquaculture

– Considering current gaps in regulation and science-based understanding of the impact of deep-sea mining, direct finance of deep-sea mining projects has been prohibited

The work of nature workstream will continue in 2025 amongst others with focus on deforestation.

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Equator principles

ESRS 2 MDR-P

Deutsche Bank continues to remain an active member of The Equator Principles, which the bank adopted in July 2020. The Equator Principles are an internationally recognized benchmark for determining, assessing and managing environmental and social risks in project-related finance.

As a signatory to the Equator Principles, the bank applies the risk identification, assessment, management and reporting requirements of the principles to in-scope project-related finance transactions. In line with Deutsche Bank’s environmental and social due diligence requirements, the bank’s business units are initially responsible for identifying environmental and social risks, determining if a transaction falls into the Equator Principles scope and gathering due diligence documentation. To support business units, internal Equator Principles implementation guidance and trainings were developed which specify the requirements for project categorization (A, B or C), due diligence and guidance on referral to Group Sustainability. Group Sustainability is responsible for assisting business units in assessing environmental and social issues and associated risks. For eligible projects, Group Sustainability either conducts an in-house review of project documentation during due diligence and monitoring phases, or requests an independent external consultant for higher-risk projects, as required by the Equator Principles. The due diligence process and post-transactional monitoring involves discussions of critical issues with clients and tracking of remediation actions. If the risks are deemed to pose a moderate or material reputational risk, the transaction will follow the escalation process explained under the Reputational Risk Framework section.

Deutsche Bank has been part of various Equator Principles working groups on issues such as biodiversity, maritime assets, scope of application and governance with a view to contribute to the Equator Principles development and future progress.

As a signatory of the Equator Principles, Deutsche Bank is required to report on project-related transactions that were assessed under the Equator Principles and achieved financial close during 2024. This information is included in the tables below for the years 2023 and 2024.

Transactions assessed under the Equator Principles1

	Dec 31, 2024
	Project Finance Advisory Services	Project Finance			Project-Related Corporate Loans
	Category not applicable	Category A	Category B	Category C	Category A	Category B	Category C
Sector
Mining	n/a	1	0	0	0	0	0
Infrastructure	n/a	0	1	5	1	1	4
Oil and Gas	n/a	1	2	0	0	0	0
Power	n/a	1	3	2	0	0	3
Others	n/a	0	0	2	0	2	0
Region
America	n/a	1	2	4	0	0	1
Europe, Middle East and Africa	n/a	1	1	4	1	3	6
Asia Pacific	n/a	1	3	1	0	0	0
Country Designation
Designated Country	n/a	3	6	9	0	2	1
Non-Designated Country	n/a	0	0	0	1	1	6
Independent Review
Yes	n/a	3	5	2	1	0	0
No	n/a	0	1	7	0	3	7
Total	n/a	3	6	9	1	3	7

1 Note that the figures of this table may also be included in the table “Transactions and clients reviewed under the environmental and social due diligence requirements outlined in the Sustainability Strategy Implementation Policy and sectoral guidelines”, see the sub-chapter “Environmental and social due diligence requirements”. The Equator Principles apply only to a limited number of transactions depending on the financial product, volume of transaction and in some cases if further criteria of eligibility are met. Eligible transactions are reported if they have reached financial close. Project categorization follows the International Finance Corporation’s (IFC) environmental and social categorization process. Category A – projects with potential significant adverse environmental and social risks and/or impacts that are diverse, irreversible, or unprecedented. Category B – projects with potential limited adverse environmental and social risks and/or impacts that are few in number, generally site-specific, largely reversible and readily addressed through mitigation measures. Category C – projects with minimal or no adverse environmental and social risks and/or impacts

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	Dec 31, 2023
	Project Finance Advisory Services	Project Finance			Project-Related Corporate Loans
	Category not applicable	Category A	Category B	Category C	Category A	Category B	Category C
Sector
Mining	n/a	0	0	0	0	0	0
Infrastructure	n/a	1	2	4	1	2	1
Oil and Gas	n/a	2	0	0	0	0	0
Power	n/a	1	1	0	0	3	0
Others	n/a	2	0	0	0	0	1
Region
America	n/a	3	1	4	0	1	0
Europe, Middle East and Africa	n/a	1	1	0	1	2	1
Asia Pacific	n/a	2	1	0	0	2	1
Country Designation
Designated Country	n/a	3	3	4	0	3	0
Non-Designated Country	n/a	3	0	0	1	2	2
Independent Review
Yes	n/a	4	0	1	1	1	0
No	n/a	2	3	3	0	4	2
Total	n/a	6	3	4	1	5	2

As a signatory of the Equator Principles, Deutsche Bank is also required to disclose project name reporting as per the disclosure conditions specified in Annex B of the Equator Principles IV. This information is included in the table below.

Details on transactions in scope of the Equator Principles that received client consent for disclosure

No	Project Name (as per the loan agreement/publicly recognized)	Sector	Host Country Name/Project Location	Calendar Year of Financial Close
Project finance
1	Woodfibre LNG	Oil and Gas	Canada	2024
2	Goorambat East Solar Farm	Power	Australia	2024
3	Golden Plains Stage 2 Wind Farm	Power	Australia	2024
4	Shallow Basket Energy, LLC	Power	USA	2024
5	GPG Australia Renewable Portfolio	Power	Australia	2024
6	Kao Data	Infrastructure	UK	2024
7	IP Construction II, LLC	Other	USA	2024
8	UBS Asset management’s 1 GWh BESS Portfolio	Other	USA	2024
Project-related corporate loans
9	Public lighting project with 100.000 streetlights	Power	Senegal	2024
10	Salzgitter Group Green Steel Project	Other	Germany	2024

Training and awareness

ESRS 2 MDR-P

Training is essential to raise the bank’s employees’ awareness and to enable them to better identify environmental and social risks and opportunities and consequently assess and refer transactions to Group Sustainability. In 2024, 102 employees of the relevant business teams were trained (2023: 104). In addition, Deutsche Bank continued to offer training on the bank’s Sustainable Finance Framework to all of the relevant front-office staff in its divisions (Corporate Bank, Investment Bank and Private Bank) via the bank’s internal training platform “Learning Hub”. This training seeks to enable the relevant staff to understand the Sustainable Finance Framework and to identify opportunities for clients to transition to more sustainable and climate friendlier business models. The sessions also address environmental and social-related exclusions and expectations and specify the requirements for environmental and social due diligence, including the criteria for the mandatory referral of transactions and clients to the bank’s Group Sustainability function. Details are presented in the sub-chapter “Training and awareness” of the “Sustainable finance” chapter within this Sustainability Statement.

In 2024, the bank also continued to provide awareness sessions and training to control functions and front-office teams to reinforce their awareness of reputational risks around defense and gaming.

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Metrics and targets

For Deutsche Bank, environmental and social due diligence is a continuous and ongoing process. To demonstrate the bank’s risk management via implementation of the environmental and social due diligence requirements, Deutsche Bank reports about its transactional reviews to demonstrate the performance and effectiveness of the bank’s polices rather than establishing timebound targets.

Transactional reviews

ESRS 2 MDR-M

Group Sustainability is responsible for designing environmental and social standards and policies, including the Sustainable Finance Framework and overseeing business adherence. As part of its oversight responsibility, Group Sustainability conducts transactional and client reviews pursuant to the bank’s environmental and social due diligence requirements and Sustainable Finance standards. For environmental and social due diligence, the number of reviews initiated in 2024 rose by approximately 27% compared to 2023. The spike was mainly seen in the agricultural commodities and forestry related transactions. This spike was primarily driven by the formalization of the referral process in the Trade Finance business line coupled with onboarding of a new client in the agriculture sector, with whom multiple transactions were conducted during the reporting period. Furthermore, the number of transactions listed as approved in the table below demonstrates that these transactions have met the bank’s environmental and social due diligence requirements. The overall review ratio, i.e., the ratio of reviewed transactions in sectors that meet internal referral criteria to total recorded transactions in those sectors, stands at 33% (2023: 37.2%). The overall ratio is calculated on a best effort basis.

Transactions and clients reviewed under the Environmental and Social due diligence requirements outlined in the Sustainability Strategy Implementation Policy and sectoral guidelines1

	Dec 31, 2024	Dec 31, 2023
Number of transactions and clients by sector
Metals and mining	180	200
Oil and gas	90	93
Industrials and infrastructure[2]	266	217
Agricultural commodities and Forestry	244	69
Utilities	104	100
Chemicals	10	11
Other activities[3]	31	38
Total reviews initiated	925	728
Number of transactions and clients on which final decisions have been made	817	636
Thereof approved	794	615
Thereof declined	15	12
Thereof referred to the respective committees	8	9
Thereof approved	8	9
Thereof declined	0	0

1 Note that this table also includes the figures of the table “Transactions assessed under the Equator Principles”, see the section “Equator Principles”

2 Includes companies e.g., in engineering and equipment manufacturing, that are connected to sensitive sectors

3 Includes sectors with high carbon intensity or potential human rights infringements e.g., consumer goods, transportation, infrastructure, technology, commodity trading and healthcare with exposure to sensitive sectors in the supply chain

An overview of transactions assessed under the Equator Principles can be found in the “Equator Principles” sub-chapter of this “ESG due diligence” chapter within this Sustainability Statement. An overview of the deal classification reviews under the Sustainable Finance Framework is presented in the table “Transactions assessed under the Sustainable Finance Framework” in the “Governance” sub-chapter of the “Sustainable finance” chapter within this Sustainability Statement.

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Supply chain management

The following chapter comprehensively discusses the subject of Supply Chain Management. As this subject is a significant part of the bank’s entire organization and has exposure to a variety of ESRS requirements the chapter includes all material disclosures pertaining to the cross-cutting standard ESRS 2, and the topical standard ESRS G1.

The way in which Deutsche Bank procures products and services has a significant influence on its sustainability footprint. For this reason, Global Procurement plays a key role in delivering the bank’s supply chain related sustainability commitments. Whilst individual divisions are accountable for the suppliers they select and the associated risk, the Global Procurement function leads the selection of suppliers with an annual spend greater than or equal to € 500,000.

Part of the Global Procurement function, the Supply Chain Sustainability team focuses on promoting and embedding sustainability within the bank’s upstream value chain. Its core objectives are aligned with the bank’s corporate strategy which establishes transparency and accountability not only in corporate practices but also throughout the supplier lifecycle process. This approach supports the bank’s commitment to sustainable procurement practices and enhances the overall resilience of the supply chain.

Governance

ESRS 2 GOV-2

Deutsche Bank’s management board has oversight of key supply chain sustainability initiatives and receives updates on progress against established goals as required. The Chief Procurement Officer is tasked with integrating supply chain sustainability into procurement practices while working closely with the Chief Sustainability Officer to align with Deutsche Bank’s overall sustainability strategy.

Deutsche Bank has a Supply Chain Sustainability governance body to promote and integrate sustainable practices across supplier lifecycle process, to ensure that sustainability considerations are balanced and aligned with the Deutsche Bank’s purpose. This comprises experts across Global Procurement with the objective of fostering knowledge and best practice to encourage adoption of responsible practices, enhancing transparency and traceability, and aligning supply chain efforts with Deutsche Bank’s broader sustainability strategy and goals.

The Third-Party Environment, Social and Governance Oversight Forum provides leadership and guidance on third-party sustainability risk related topics across the bank. The Forum comprises representatives from Non-Financial Risk Management, Legal, Global Procurement and the Chief Sustainability Office and meets regularly to ensure an aligned oversight and decision-making.

Strategy

ESRS 2 SBM-3

Deutsche Bank’s supply chain sustainability strategy focuses on integrating sustainability factors into the end-to-end supplier lifecycle process. This aligns with the bank’s broader commitment to sustainability.

To underscore the bank’s commitment to sustainability and its responsiveness to evolving standards, Deutsche Bank increased the ESG score threshold for suppliers with a volume greater than or equal € 500,000 per annum from 25 to 45 out of 100 on the EcoVadis scoring scale (or the equivalent score from other approved rating agencies – such as MSCI, Sustainalytics, ISS, S&P, CDP) for its suppliers to enhance its focus on a structured and proactive approach to sustainability. This was implemented in 2024 to encourage suppliers to attain enhanced standards of environmental, social and governance performance, to support delivery of evolving best practices and regulations in sustainability and to drive positive impact throughout the value chain.

In addition, the two material topics identified through the materiality assessment are integrated into Deutsche Bank’s supply chain sustainability strategy as outlined in the following sub-chapter.

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Impact, risk and opportunity management

ESRS 2 SBM-3, ESRS G1-1, ESRS G1-2, ESRS G1-6, ESRS 2 MDR-P, ESRS 2 MDR-A, ESRS E1-4

The scope for managing material risks and opportunities of the upstream value chain is aligned to the boundaries and criteria used by Global Procurement for supplier evaluation and monitoring, including a spend threshold as well as country, and sector focus. The materiality assessment of upstream-related impacts, risks and opportunities is limited to the bank’s direct suppliers.

Two material topics were identified as critical to the bank’s supply chain sustainability efforts:

– Climate change: Addressing and pursuing efforts to reduce or prevent emission of greenhouse gases throughout the supply chain

– Business conduct: Management of relationships with suppliers including payment practices and information security

Policies and standards

Deutsche Bank group-wide (excl. DWS) Procurement Policy sets minimum requirements for the procurement of goods and services from third party external suppliers. The Chief Procurement Officer is accountable for the implementation of the policy which is reviewed at least annually and accessible to employees through the Policy Portal.

Deutsche Bank has a Supplier Code of Conduct and monitors supplier acknowledgements to the core values and standards of behavior that Deutsche Bank expects its suppliers to conform to when providing goods and services. The Supplier Code of Conduct lies within the responsibility of the Head of Procurement Enablement & Transformation. It explains the bank’s expectations of suppliers on key thematic areas and continues to be updated to reflect evolving requirements such as compliance and human rights.

Stakeholder engagement and collaboration

Delivering the bank’s sustainability objectives is achieved through cross-functional collaboration with internal stakeholders as well as partnerships within the supply chain. The bank actively promotes sustainability in its supply chain by providing training and awareness sessions on current and emerging sustainability topics. This ensures stakeholders are well-informed about the key controls embedded in the supplier lifecycle process and their role in supporting Deutsche Bank to achieve its sustainability goals. Furthermore, Deutsche Bank fosters collaboration with its strategic suppliers through regular governance meetings aimed at encouraging cooperation on sustainability initiatives, facilitating open communication and aligning goals between the bank and its suppliers.

Climate change

Decarbonization in the supply chain

As part of its ongoing commitment to reduce the environmental impact of suppliers, the bank is an active participant in the Carbon Disclosure Project (CDP) Supply Chain program, where members can engage with the suppliers to identify risks and opportunities and share carbon emissions data. In 2023, Deutsche Bank published an Initial Transition Plan which outlines what the bank’s overall approach to decarbonization looks like and the journey towards realizing net-zero. In 2024, Deutsche Bank expanded the scope of suppliers asked to share CDP data from 240 in the previous year to 400 suppliers. These represent 74% of the total supplier spend and are therefore critical in supporting Deutsche Bank realizing its net-zero ambition.

While Deutsche Bank has not formally joined the Science-Based Targets initiative (SBTi), Deutsche Bank has adopted SBTi targets and as such, commits to a reduction in operational Scope 3 emission (excluding financed emission – Category 15) of 46% by 2030 compared to the 2019 baseline, equivalent to 4.3% per year.

Business conduct

Supplier selection and contracting

Deutsche Bank places a significant emphasis on supplier selection and managing the relationships with suppliers that have been selected to ensure efficient operations and compliance with regulatory standards.

ESG clauses are embedded into applicable contracts for suppliers in scope to acknowledge that environmental, social and corporate governance is critical for Deutsche Bank in procuring the services and obligates them to maintain a valid external sustainability assessment from an eligible rating agency as mentioned above, that meets or exceeds the minimum rating score. Deutsche Bank aims to jointly collaborate with suppliers to implement corrective actions where required.

Risk assessment and screening of suppliers

Deutsche Bank conducts regular risk assessments of its suppliers, evaluating potential risks including sustainability and information security. Contingency plans are in place to address potential disruption in the supply chain, ensuring continuity of services and minimizing risks. In addition, third-party screening is performed irrespective of the materiality, inherent risk and outsourcing classification of the service. Screening activities cover the financial stability and due diligence (Sanctions and Embargoes, Internal Watch List, Adverse Media,

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Politically Exposed Persons) checks which enables Deutsche Bank to gain insight into the Third Parties’ risk profile. If required, screening results are escalated to respective risk type control function for further investigation.

Payment practices

Payment terms and conditions are clearly outlined in the contracts between Deutsche Bank and its suppliers in alignment with governing laws on payment terms. Deutsche Bank contractual payment term standards for individual contracts aim for 60 days for Europe and 90 days for the rest of the world. These standards typically apply to suppliers providing products or services to the bank with a value greater than € 100,000 per annum. Other suppliers of DB, especially any EU transactions in connection with general purchasing terms and conditions are paid on payment terms up to 30 days, unless there is a contract in place stating otherwise. Where local jurisdictions require specific payment terms, Deutsche Bank acts accordingly. Appropriate templates and processes are in place to procure that new suppliers are set up with correct payment terms.

Information security

Dependency on third-party products and services can expose the bank to cyber risks and impact its risk posture, as these can be prime targets for information security attacks. Third-party information security risks are managed by Deutsche Bank through a combination of capabilities, implementing a comprehensive approach to mitigate these risks and cover regulatory requirements (incl. the EU DORA regulation). Key components include the bank’s global third-party risk management program, which is designed to identify, monitor, and mitigate risks associated with third-party engagements. In combination, the bank demands adherence to an information security policy with specific control objectives for third parties, which include security incident notification requirements. To ensure adherence, the information security posture of the third parties is reevaluated on a periodic basis (defined by the criticality of the vendor). In response to specific threats and incidents, proactive engagement and outreach with these parties is taking place. This is complemented by security assessments, which also includes onsite assessments of third parties. These measures collectively contribute to the bank’s oversight and support that third-party services align with the bank’s security requirements. Further information can be found in the chapter “Information security” in this Sustainability Statement.

Metrics and targets

ESRS 2 MDR-M, ESRS 2 MDR-T, ESRS G1-6

In 2024, Deutsche Bank established metrics and targets to assess and monitor supplier performance in relation to its sustainability commitments as well as to drive performance improvements and communicate effectively with its stakeholders.

ESG score target

To embed the commitments outlined above, the bank has integrated sustainability indicators into its executive compensation framework. In 2024, Deutsche Bank’s Management Board approved the integration of a supplier-related key performance indicator (KPI) into the annual performance evaluation and compensation packages for senior executives, including the responsible Management Board member. This KPI measures the percentage of addressable spend with suppliers who have an ESG score above 45 out of 100 based on EcoVadis points or an equivalent standard from other rating agencies.

The supplier ESG score target was established with a strategic imperative to drive long-term success. It aims to identify and mitigate risks associated with suppliers who have no or low ESG scores by implementing corrective measures to improve their ratings. Furthermore, it fosters transparency and joint accountability on strategic sustainability goals by setting measurable and achievable targets for both Deutsche Bank and its suppliers.

The ESG score target aims to drive improvements and embed sustainability performance of Deutsche Bank’s most strategic suppliers, as identified through improvements in their performance rating. It focuses on suppliers prioritized and ranked based on the highest addressable spend value with no ESG scores, using historical spend data and contracts expiring between the fourth quarter in 2023 and the end of the financial year 2024.

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The metric calculates the ratio of total addressable spend of suppliers with ESG scores above 45 EcoVadis points or equivalent to the total addressable spend, with a baseline of 48%. The scope prioritizes proactive engagement on sustainability with the top 25 suppliers that have the highest impact on the overall addressable supplier spend, ensuring relevance and manageability in achieving meaningful improvements.

Deutsche Bank collects ESG score data from EcoVadis, along with other selected rating agencies into a centralized repository, which is regularly reviewed. These insights are shared with the accountable board member who is the Chief Operating Officer, to review progress and guide strategic decisions aimed at improving supplier sustainability performance. Supplier ESG KPI is incorporated into bank’s sustainability strategy to ensure measurable progress. In 2024, ESG score performance reached 61%, exceeding the financial year-end target by 3%.

Payment statistics

Metrics related to Deutsche Bank payment practices are based on full 2024 spend invoice data captured by the bank and calculated form the invoice issue date.

2024 results and complementary information

ESRS G1-6

Payment practices	2024
Average time to pay an invoice[1] (number of days)	32
Percentage of payments paid according to agreed payment terms
Suppliers with < € 100,000 spend per annum (in %)[2]	70
Suppliers with > € 100,000 spend per annum:
Europe (in %)[3]	91
Rest of the world (in %)[4]	78

1 Calculated from the invoice issue date for all suppliers

2 Suppliers providing services and products to Deutsche Bank with a value below € 100,000/annum are set to a payment term within 0-30 days from the invoice issue date (unless contractually agreed otherwise). 93% of suppliers’ payment with < € 100,000 spend per annum are aligned with payment terms of 0-30 days

3 Standard payment terms for individual contracts from Europe aim for 60 days. 100% of suppliers’ payment with > € 100,000 spend per annum payment are aligned with payment terms of <= 60 days

4 Standard contractual payment terms for suppliers from Rest of the World is payment within 90 days. Standard contractual payment terms are applicable for suppliers providing goods and services with a value greater than € 100,000/annum

Supply chain management – Asset Management

Governance

ESRS 2 GOV-2

DWS has its own framework for supply chain management which is in line with Deutsche Bank’s requirements. Where not specifically outlined, the same or equivalent governance applies. In DWS, this responsibility is embedded in the Third-Party Management function.

Strategy

ESRS 2 SBM-3

DWS´s sustainability strategy in procurement focuses on managing sustainability related risks. There are no formal public commitments in this area.

Impact, risks and opportunity management, metrics and targets

ESRS G1-1, ESRS G1-2, ESRS G1-6, ESRS 2 MDR-P, ESRS 2 MDR-A

Risk assessment and screening of suppliers

DWS has developed a dedicated Third-Party Risk Management (TPRM) framework also considering adverse environmental and human rights impacts. The process of including all supplier category types into the TPRM framework is being rolled out in stages.

DWS uses external data of ESG data providers (EcoVadis) or its proprietary data to determine the sustainability risk of third parties based on sector and country risk rating. In addition, all third parties are subject to adverse media screening once a year.

DWS prioritizes and scopes its engagement based on the supplier´s contract volume and supplier´s risk profile. DWS also conducts appropriate reassessments of its existing corporate suppliers on an annual or ad hoc basis.

Third parties subject to further scrutiny must submit a scorecard from EcoVadis or respond to the DWS Adverse Impact questionnaire. DWS determines the residual risk rating based on the Non-Financial Risk Management (NFRM) Grid. Based on the result of the risk assessment DWS applies relevant Supply Chain Due Diligence Act (SCDDA) clauses proportionately.

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Supplier Code of Conduct

Acknowledgment of Deutsche Bank’s Supplier Code of Conduct is required for all new and renewed contracts, whenever DWS spend for a supplier equals or exceeds € 100,000 per annum.

Supplier selection and contracting

As part of the sourcing process executed by the DWS Procurement Category Management Team (subject to a total spend amount threshold), during the request for proposal stage, DWS requires third parties to disclose sustainability data and any past risk incidents on environmental or human rights aspects as described in the SCDDA.  In case of past risk incidents, Legal and a separate risk type control function approval is required for a third party to be shortlisted.

Payment practices, including breakdown by main category of suppliers

ESRS G1-6

Payment practices	2024
Average time to pay an invoice[1] (number of days)	47
Percentage of payments paid according to agreed payment terms
Suppliers with < € 100,000 spend per annum (in %)[2]	62
Suppliers with > € 100,000 spend per annum:
Europe (in %)[3]	75
Rest of the world (in %)[4]	76

1 Calculated from the invoice issue date for all suppliers

2 Suppliers providing services and products to DWS with a value below € 100,000/annum are set to a payment term within 0-30 days from the invoice issue date (unless contractually agreed otherwise). 87% of suppliers’ payment with < € 100,000 spend per annum are aligned with payment terms of 0-30 days

3 Standard payment terms for individual contracts from Europe aim for 60 days. 100% of suppliers’ payment with > € 100,000 spend per annum payment are aligned with payment terms of <= 60 days

4 Standard contractual payment terms for suppliers from Rest of the World is payment within 90 days. 100% of suppliers’ payment with > € 100,000 spend per annum payment are aligned with payment terms of <= 90 days

Payment practices

Payment terms and conditions are clearly outlined in the contracts between DWS and its suppliers in alignment with governing laws on payment terms. DWS contractual payment term standards for individual contracts aim for 60 days for Europe and 90 days for the rest of the world. These standards typically apply to suppliers providing products or services to DWS with a value greater than € 100,000 per annum. DWS suppliers under the € 100,000 per annum threshold, which includes those operating under EU general terms and conditions, are paid on payment terms up to 30 days unless there is a contract in place stating otherwise. Where local jurisdictions require specific payment terms, DWS acts accordingly. Appropriate templates and processes are in place to procure that new suppliers are set up with correct payment terms.

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Environmental

As a global bank, Deutsche Bank is committed to accelerate the transition to a low-carbon sustainable economy. Addressing climate change and environmental destruction, one of humanity's biggest challenges, necessitates substantial investments and presents a significant business opportunity. In these challenging times, the bank's clients have high demands for advice on financial products and services to progress on their individual transformation journeys.

98% of the total emissions

refer to Scope 3, Category 15[1]

5 percentage points reduction in emissions

Management Board compensation

in the Long-Term Award linked to adherence to net-zero pathways for carbon-intensive sectors

High-emitting sectors

Commercial Aviation
Oil and Gas (Upstream)
Shipping
Power Generation
Cement
Automotive (Light duty)
Coal Mining
Steel

Carbon footprint 2024

in $ktCO_2e$

64,742
32,750 undrawn
31,993 drawn
33
1,078
2,233
Own operations²
Supply chain
EU residential real estate exposure
Corporate loan exposure¹
Scope 1 and 2
Scope 3 (Category 1-14)
Scope 3 (Category 15)
Numbers may not add up due to rounding

[1] The financed emissions (Scope 3, Category 15) in the Corporate loan exposure include Scope 1 and 2 emissions of Deutsche Bank's clients
[2] The data for Scope 2 emissions is market-based

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Environmental information

Disclosures pursuant to Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation)

The EU Taxonomy Regulation EU 2020/852 is aimed to allocate funding to environmentally sustainable sectors and support the transition toward a sustainable economy, setting out the guidelines and criteria for economic activities which financial and non-financial undertakings can classify as environmentally sustainable. In particular, it pursues the following environmental objectives:

– Climate change mitigation: including activities stabilizing greenhouse gas concentrations in the atmosphere

– Climate change adaptation: including solutions that either significantly reduce the risk of adverse impacts of the current climate or provide for adaptation solutions that help avoid the risk of adverse impacts on people, nature or other assets

– Sustainable use and protection of water and marine resources: including activities contributing to the development of good status of waters, including surface waters and groundwater, or prevent their deterioration where they are already in a good condition

– Transition to a circular economy: including activities aimed at more efficient use of natural resources, in particular sustainable bio-based materials and other raw materials, in production by increasing the durability and accountability of products

– Pollution prevention and control: including activities reducing emissions of pollutants into the atmosphere, improving air quality, eliminating waste, etc.

– Protection and restoration of biodiversity and ecosystems: including activities achieving favorable conservation status of natural and semi-natural habitats and species or prevent their deterioration where their conservation status is already favorable

Deutsche Bank was among the first international banks to explicitly refer to the EU Taxonomy Regulation in its Group-level Sustainable Finance Framework. In particular, the bank aligned the eligibility criteria of its Sustainable Finance Framework on a best effort basis with the EU Taxonomy’s technical screening criteria for the classification of activities as environmentally sustainable and specifically those related to the climate change mitigation and adaptation objectives. As the overall understanding of environmental and social matters and the EU Taxonomy are evolving, these criteria may be modified.

Similarly to Do No Significant Harm and Minimum social safeguards checks of client performance against environmental and social objectives required by the EU Taxonomy, Deutsche Bank already conducts reviews of clients’ overall management approach and performance toward environmental and social challenges common to the industries in which the client operates (for more information on these reviews, see the “ESG due diligence” chapter within this Sustainability Statement).

To support sustainable activities of its clients and to facilitate their sustainability transition, the bank also offers and continuously develops different dedicated products as well as client engagement processes all of which seek to embed the Taxonomy-related considerations. At the same time, the bank intends to build up internal expertise and capabilities, e.g., by training the relevant business units on sustainable finance.

In accordance with Article 8 of the EU Taxonomy Regulation and the related Disclosures Delegated Acts, for year-end 2024, financial undertakings have to determine and disclose the proportion of exposures eligible to the EU Taxonomy in their covered assets (i.e., total assets less exposures toward central governments, central banks, supranational issuers and the trading portfolio) for the six environmental objectives. Exposures aligned to the EU Taxonomy need to be reported for the climate change mitigation and adaptation objectives for year-end 2024 and for the four remaining environmental objectives starting from year-end 2025.

Where the use of proceeds is known at a transaction level, the bank considers relevant exposures to the extent the underlying transaction is financing a Taxonomy eligible or aligned activity. For general purpose lending to counterparties subject to the EU Taxonomy disclosure obligations as of year-end 2023, the bank considers exposures weighted by the eligibility and alignment turnover and capital expenditure (capex) key performance indicators (KPIs) disclosed by its clients. The turnover and capex KPIs are collected via a vendor, MSCI and mapped to relevant counterparties. Identification of undertakings with obligation to report under the EU Taxonomy and the related Disclosures Delegated Acts and their respective Taxonomy KPIs is performed in a data collection project based on the materiality of the in-scope exposures, except for the assets under management disclosures which are based on external vendor classification. As the EU Taxonomy metrics are evolving, there are limitations on the amount and granularity of available data.

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Within the exposures to households, residential real estate loans against households collateralized by residential immovable property, building renovation loans and motor vehicle loans are all considered Taxonomy eligible. Given the low level of energy performance certificate (EPC) coverage in the portfolio, Taxonomy alignment of the residential real estate loans has been additionally determined via KfW sponsoring programs and the respective KfW Efficiency House standards under which loans have been granted. Deutsche Bank has involved an external industry expert to determine which standards are compliant with the technical screening criteria for substantial contribution, as defined in the EU Taxonomy’s climate change mitigation activities 7.1 “Construction of new buildings” and 7.7 “Acquisition and ownership of buildings”. Based on that, buildings constructed until 31. December 2020 shall either have an EPC class A or belong to “the top 15% of the national or regional building stock expressed as operational Primary Energy Demand (PED)”. It was concluded that buildings adhering to the criteria of KfW-70 or better are compliant with the “top 15% benchmark”. For buildings constructed after 31. December 2020, the EU Taxonomy defines that the PED has to be “at least 10% lower than the threshold set for the nearly zero-energy building (NZEB) requirements in national measures”. Here, it was concluded that buildings adhering to the criteria of KfW-40 or better are compliant with the “at least 10% lower than NZEB”-benchmark that is based on the updated German Buildings Energy Act (GEG/ Gebäudeenergiegesetz). Furthermore, EPCs are already widely collected in new business and their availability for the residential property stock is to be systematically increased with proportionate measures.

For Do No Significant Harm compliance under activity 7.7, the EU Taxonomy requires a robust climate-risk and vulnerability assessment in accordance with the criteria set out in Annex A of the Climate Delegated Act. Deutsche Bank has operationalized this assessment based on externally sourced data, leveraging the methodology from EBA Pillar 3 reporting. Buildings with a very high risk exposure to at least one physical climate risk are considered to be not aligned with the EU Taxonomy criteria, as the implementation of adaptation measures cannot be verified at present.

Deutsche Bank recognizes the assessment of minimum social safeguards as defined under Article 18 of the EU Taxonomy Regulation, but also acknowledges the EU Commission’s guidance in the third Commission Notice published in November 2024, which confirms under question 37 that retail clients shall not be assessed against minimum social safeguard requirements, whilst raising that banks should instead assess the “the respective […] undertakings producing goods and providing services that are purchased by retail clients” and citing “purchase of electric cars or solar panels” as examples for moveable assets covered under this requirement. Accordingly, for residential real estate, constituting immovable assets, minimum social safeguards are currently not assessed. Deutsche Bank will monitor further implementation guidance in this regard and assess its application for the bank once clarification becomes available.

For consumer lending, the use of the proceeds information is currently not collected from customers. Accordingly, the information about Taxonomy alignment of the bank’s motor vehicle loan portfolio is currently not available. Taxonomy alignment of the renovation loan portfolio currently cannot be established either.

The calculation of Deutsche Bank’s Taxonomy KPIs is based on the prudential consolidation circle and FINREP balance sheet.

The table “Summary of KPIs to be disclosed by credit institutions under Article 8 Taxonomy Regulation” summarizes Deutsche Bank’s KPIs as of year-end 2024 which are detailed out in the section “Tabular disclosures in accordance with Article 8 of the Taxonomy Regulation”:

– Green asset ratio (GAR) stock was 1.0% based on the turnover KPIs and 1.2% based on the capex KPIs; the decrease of ratios compared to the prior year was driven by stricter EU Taxonomy assessment criteria implemented for residential real estate in 2024

– GAR flow KPIs stood at 0.2% and 0.4% respectively; GAR flow KPIs as well as coverage percentages were calculated based on the total flow of loans and advances, debt securities and equity instruments to financial and non-financial undertakings and households in relation to total GAR assets flow; the calculation methodology for flow KPIs was refined for year-end 2024; prior-year's comparatives were aligned to presentation in the current year

– Financial guarantees stock KPIs were at 2.4% based on the turnover KPIs and 3.2% based on the capex KPIs

– Assets under management stock KPIs stood at 1.4% and 2.2% respectively

– KPIs for trading book and fees and commissions income are not required to be disclosed until year-end 2025

Numbers presented in the following tables may not add up due to rounding. Blank cells represent datapoints that don’t have to be reported based on the templates prescribed by the EU Taxonomy Regulation and the related Disclosures Delegated Acts.

Summary of KPIs to be disclosed by credit institutions under Article 8 Taxonomy Regulation

Dec 31, 2024		Total environmentally sustainable assets (in € m)	Turnover KPIs	CapEx KPIs	% coverage (over total assets)	% of assets excluded from the numerator of the GAR (Article 7(2) and (3) and Section 1.1.2. of Annex V)	% of assets excluded from the denominator of the GAR (Article 7(1) and Section 1.2.4 of Annex V)
Main KPI	Green asset ratio (GAR) stock	6,097 (Turnover)	1.0	1.2	44.3	27.4	55.7
		7,308 (CapEx)

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Dec 31, 2024		Total environmentally sustainable assets (in € m)	Turnover KPIs	CapEx KPIs	% coverage (over total assets)	% of assets excluded from the numerator of the GAR (Article 7(2) and (3) and Section 1.1.2. of Annex V)	% of assets excluded from the denominator of the GAR (Article 7(1) and Section 1.2.4 of Annex V)
Additional KPIs	GAR (flow)	820	0.2	0.4	21.4	78.6	0.0
		1,392
	Trading book	N/A	N/A	N/A
	Financial guarantees	783 (Turnover)	2.4	3.2
		1,043 (CapEx)
	Assets under Management	17,086 (Turnover)	1.4	2.2
		26,933 (CapEx)
	Fees and commissions income	N/A	N/A	N/A

Dec 31, 2023		Total environmentally sustainable assets (in € m)	Turnover KPIs	CapEx KPIs	% coverage (over total assets)	% of assets excluded from the numerator of the GAR (Article 7(2) and (3) and Section 1.1.2. of Annex V)	% of assets excluded from the denominator of the GAR (Article 7(1) and Section 1.2.4 of Annex V)
Main KPI	Green asset ratio (GAR) stock	7,546 (Turnover)	1.3	1.5	44.2	26.2	55.8
		8,928 (CapEx)

Dec 31, 2023		Total environmentally sustainable assets (in € m)	Turnover KPIs	CapEx KPIs	% coverage (over total assets)	% of assets excluded from the numerator of the GAR (Article 7(2) and (3) and Section 1.1.2. of Annex V)	% of assets excluded from the denominator of the GAR (Article 7(1) and Section 1.2.4 of Annex V)
Additional KPIs	GAR (flow)[1]	490	0.2	0.4	17.6	82.4	N/M
		1,259
	Trading book	N/A	N/A	N/A
	Financial guarantees	153 (Turnover)	0.5	1.3
		374 (CapEx)
	Assets under Management	8,635 (Turnover)	0.8	1.6
		16,857 (CapEx)
	Fees and commissions income	N/A	N/A	N/A

1 The calculation methodology for flow KPIs was refined for year-end 2024; prior-year's comparatives were aligned to presentation in the current year

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Climate change

For Deutsche Bank, reaching net-zero by 2050 means not only living up to its responsibilities, but also capitalizing on the business opportunities arising from the economy’s low-carbon transition. Additionally, the bank is focused on managing climate-related risks and impacts linked to its financing and investment activities. To support these objectives, Deutsche Bank’s ambition level includes clear, quantifiable targets — both for decarbonizing portfolios in high-carbon emission industries and for growing sustainable business.

Transition Plan

ESRS E1-1

Since Deutsche Bank’s Management Board made sustainability a strategic priority in 2019, the bank has made significant progress toward achieving its interim targets for 2030.

In October 2023, Deutsche Bank published its Initial Transition Plan, which outlines the progress made and the strategy to reach its net-zero commitment. This plan consolidates the bank’s definitions, methodologies, targets and achievements on its path. The progress is detailed in the respective chapters of this Sustainability Statement, including the “Sustainability Strategy” and “Client portfolios” chapters.

The plan adopts a holistic approach to the bank’s net-zero transition to support the Paris Agreement climate targets by focusing on three dimensions of decarbonization: the bank’s own operations (Scope 1 and 2, including DWS); Deutsche Bank’s supply chain (Scope 3, Categories 1 to 14, including DWS business travel emissions); and financing provided to clients (Scope 3, Category 15). In 2024, carbon emissions across these three areas were as follows:

Numbers may not add up due to rounding

The bank’s biggest contribution to the sustainability transformation lies in decarbonizing its loan portfolio including the European residential real estate portfolio and corporate loan portfolio. Accordingly, the bank has set sectoral decarbonization targets for 2030 and 2050 for the eight most carbon-intensive sectors in the corporate loan portfolio.

By year-end 2024, the Scope 1 and 2 emissions of Deutsche Bank’s corporate loan portfolio covered by net-zero targets were reduced by 5 percentage points compared to year-end 2023. Additionally, the Scope 3 emissions of the bank’s corporate loan book decreased by 4 percentage points compared to 2023. Details on the bank’s methodologies, targets and achievements for Scope 3, Category 15 are outlined in the “Client portfolios” sub-chapter of this “Climate change” chapter within this Sustainability Statement.

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The key levers to reduce the bank’s emissions resulting from its own operations (Scope 1 and 2 emissions) include reducing energy consumption, sourcing more electricity from renewables, reducing business travel and using offsets for residual emissions. The associated targets to reduce Scope 1 and 2 emissions include:

– Compensating for emissions from own operations (Scope 1 and 2) and business travel

– Reducing total energy consumption by 30% by 2025 versus 2019

– Sourcing 100% renewable electricity by 2025

– Reducing fuel consumption of Deutsche Bank’s car fleet by 30% by 2025 and reaching carbon zero in Germany by 2030

The bank implemented a decarbonization framework to reduce emissions resulting from its supply chain (Scope 3, Categories 1 to 14). This framework follows three levers: (1) reducing resource use, (2) substituting current resources with lower-carbon alternatives and (3) offsetting residual emissions where reduction is not feasible.

In 2024, the bank’s Scope 1 and 2 emissions as well as Scope 3, Categories 1 to 14 emissions did not meet the double materiality threshold and are therefore not included in the disclosures of this Sustainability Statement. Instead, Deutsche Bank provides detailed information on its approach in the Initial Transition Plan.

Deutsche Bank created structures, processes and capabilities to enable the execution of the Transition Plan in key areas such as governance, Sustainable Finance Framework, data and technologies, as well as external engagement and continues to further develop them. Next to the Chief Sustainability Office, an additional enabler are ESG expert teams in the bank’s business divisions and infrastructure functions that foster the implementation of Deutsche Bank’s sustainability strategy and allow for a swift response to emerging business opportunities and potential risks.

In the years ahead, Deutsche Bank aims to broaden the scope of decarbonization, i.e., progressing from financed emissions to financed and facilitated emissions and capturing opportunities in the bank’s private clients’ assets under management. Moreover, Deutsche Bank focuses on incorporating nature and biodiversity as well as just transition, which means to address the challenges of transitioning for developing economies.

To operationalize its commitments, the bank is further developing the Initial Transition Plan as tools, methodologies and data for assessing the climate impact of its own operations, supply chain and clients’ activities continue to evolve. Therefore, Deutsche Bank includes forward-looking information and gives an outlook on how the bank will further broaden the scope of its transition plan, specifically concerning financed emissions.

The initial Transition Plan was published in October 2023. The next iteration will focus on full alignment with ESRS requirements. During the annual planning process, Deutsche Bank continues to consider the latest net-zero scenarios and economy-wide pathways to identify investment needs and their influence on the bank’s sustainable financing and investment plan.

The Initial Transition Plan publication, along with the net-zero pathways and decarbonization targets were approved by the Group Sustainability Committee. The Management Board has delegated sustainability-related decisions to this committee. Therefore, the Group Sustainability Committee acts as the main governance and decision-making body for sustainability-related matters for Deutsche Bank Group.

Client portfolios

Managing climate-transition, climate-physical and other environmental risks (for simplicity, also referred to as “climate and environmental risks” in the remainder of this chapter) of the bank’s balance sheet and operations is a key component of the Group’s sustainability strategy. Deutsche Bank embeds climate and environmental risks into its business-as-usual risk management frameworks, processes, and appetite, leveraging a comprehensive range of risk identification and classification approaches to prioritize areas presenting the highest potential impact.

In 2024, Deutsche Bank further developed its Climate and Environmental Risks Management Framework, including:

– Enhanced granularity of risk appetite and data including divisional carbon budgets and early warning indicators to monitor risk concentrations)

– Extensions to internal climate and environmental risks reporting incorporating results of quarterly scenario analysis

– Enhancements to the materiality assessment, including broader coverage, additional scenarios, in-depth analysis of transmission channels and shocks

– An additional net-zero target for the commercial aviation sector, linked to the bank’s risk appetite

– An expansion of the credit risk approval process to include climate-physical and nature risks assessments

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Financial institutions are facing increased scrutiny on climate and wider sustainability-related topics from governments, regulators, shareholders and other bodies (including non-governmental organizations). Banks must navigate an increasingly complex and heterogenous policy environment with challenges from certain regions to their efforts to reduce greenhouse gas emissions, leading to accusations of unlawful practice and anti-trust violations. The Net Zero Banking Alliance has seen the departure of U.S. peers in response to these concerns. Ongoing headwinds for global decarbonization efforts may contribute to a further increase of the frequency and severity of physical climate risks and of the likelihood of a disorderly transition over the longer-term. In this context, the bank remains committed to the active management of climate and environmental risks.

Deutsche Bank’s Asset Management division (DWS) has its own risk management framework in relation to climate and environmental risks. Impacts, risks and opportunities of the segment, together with their policies, are described in the chapter “Client portfolios in Asset Management” within this Sustainability Statement.

In compliance with requirement ESRS E1-1, Deutsche Bank hereby discloses that it is not excluded from EU Paris-aligned Benchmarks.

Governance

ESRS 2 GOV-3

Deutsche Bank’s governance of climate and environmental risks varies by activity. The governance of the activities that drive the bank’s transformation, including those needed to fulfill Deutsche Bank’s pledge to achieve net-zero by 2050, is led by dedicated steering committees, while business-as-usual activities are incorporated into the bank’s existing risk management governance structure as shown in the diagram below.

The Group Risk Committee, chaired by the Chief Risk Officer and established by the Management Board, has the mandate to oversee risk- and capital-related matters. This includes overall responsibility for the bank’s Climate and Environmental Risk Management Framework. The Committee approves the bank’s Climate and Environmental Risk Appetite, including the appetite for deviation from the net-zero decarbonization pathways. Three other committees are responsible for the development and management of specific elements of climate and environmental risks:

– The Enterprise Risk Committee, which is composed of senior risk experts from various risk disciplines, focuses on enterprise-wide risks trends and events. The committee oversees the development of the bank’s holistic Climate and Environmental Risk Management Framework

– The Non-Financial Risk Committee which oversees, governs, and coordinates the management of non-financial risks group-wide and establishes a cross-risk and holistic perspective of the bank’s key non-financial risks, including risks to the bank’s own infrastructure and employees arising from climate and environmental risks

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– The Group Reputational Risk Committee, a direct subcommittee of the Management Board since 2024, has the responsibility to review, decide and manage all transactions, client relationships or other primary reputational risk matters escalated in line with the underlying reputational risk policies and framework including sustainability-related matters

Deutsche Bank has established a Net-Zero Forum responsible for the assessment of new lending which could have a significant impact on the bank’s financed emissions and/or decarbonization targets. Members of the forum are senior representatives from the Business, Risk, and the Chief Sustainability Office. Following the establishment of Divisional carbon budgets and risk appetite, the Investment Bank and the Commercial Bank each maintain their own Net Zero Forum.

Climate and environmental topics are also regularly discussed in business unit risk councils and other committees and fora.

For the “Change-the-Bank” governance, please refer to the “Sustainability Governance” section within the “Governance” chapter of this Sustainability Statement.

The Management Board receives monthly updates on financed emissions and net-zero alignment via the “Risk and Capital Profile” report. Each of Deutsche Bank’s core businesses integrates climate and environmental risks into planning and risk appetite statements as part of the bank’s annual strategic planning process, approved by the Management Board.

Compliance is part of the overall Governance around climate and environmental risks and recognizes ESG risks as cross-risk drivers integrated across Compliance Risk Types. These ESG drivers and Risk Types are an integral part of the annual Compliance Risk Assessment. In 2024, Compliance undertook a review of the management of greenwashing risk and its manifestations within the scope of selected key Compliance Risk Types and related minimum control standards. On this basis, Compliance further refined the ESG-related Risk Driver population for the relevant Risk Types. Compliance works with key stakeholders across the Three-Lines-of-Defense as part of the ongoing initiatives to enhance the bank’s ability to identify and manage ESG risk in its various manifestations.

Deutsche Bank’s Internal Audit function (Group Audit) and Third Line-of-Defense provides independent and objective assurance to the Management Board of Deutsche Bank AG on the adequacy of the design, operating effectiveness, and efficiency of all the bank’s risk management processes including climate and environmental risks. Group Audit reviews fraud, antitrust and misconduct risks as part of each audit and reviews the respective policies and standards on a risk-based approach. Group Audit also acts as an independent, proactive and forward-looking challenger and adviser to Senior Management of the Group.

Strategy

Deutsche Bank’s management of climate and environmental risks and opportunities is part of its broader sustainability strategy and supports the commitment to align the bank’s portfolio with net-zero by 2050. Other components of the bank’s sustainability strategy, together with the bank’s positive impacts and opportunities, including growth in sustainable financing, sustainable investment volumes, and the broader Environmental and Social Policy Framework, are described in the “Sustainable finance” and “ESG due diligence” chapters of this Sustainability Statement.

Transition plan for climate change mitigation

Deutsche Bank’s initial transition plan for climate change mitigation is described in detail in the “Transition Plan” sub-chapter as part of the “Climate Change” chapter of this Sustainability Statement.

Material impacts, risks and their interaction with strategy and business model

In 2024, Deutsche Bank identified material potential negative impacts related to both climate-change mitigation and adaptation through its double materiality assessment process described in the “Double materiality assessment” chapter of this Sustainability Statement. These negative impacts from the financing activities of the bank and its portfolio of clients (downstream value chain), should they materialize, would likely only manifest themselves in the longer-term (more than 5 years).

For climate change mitigation, potential material negative impacts to the environment and society were identified in relation to:

– Financing or investing in clients or assets in high carbon-emitting industries without credible transition plans, which could in turn lead to increases in GHG emissions

– Restricting lending to clients in high carbon-emitting industries which, as a consequence, could reduce the availability of financial resources needed by these companies for the implementation of their transition strategies

For climate change adaptation, potential negative impacts to the environment and society were all scored below the materiality threshold set by the bank.

From a risk management perspective, climate change and environmental degradation physical risk drivers, may lead to the emergence of a wide range of financial and non-financial risks. Transition risks to the bank’s portfolios may materialize in the short-to-medium term as governments introduce ambitious climate-related targets and policies, as society adapts its behavior, and as investor appetite for carbon intensive clients/sectors becomes more selective.

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Acute and chronic physical climate and environmental risk factors arising from higher global temperatures may increase in severity even if decarbonization efforts prove successful, impacting Deutsche Bank’s operational risks and risks to the assets of the bank’s clients.

The mitigation of these negative impacts and risks is an integral part of the bank’s strategy and business model. The main components of this strategy are the following:

– Its transition plan;

– Its sectoral decarbonization targets and pathways for climate change mitigation (both addressed in separate sections of this chapter); and

– The monitoring and management of risk concentrations (e.g., through Early Warning Indicators) and the incorporation of climate and environmental risks into the bank’s Risk Management frameworks for both climate change mitigation and adaptation

Resilience of the bank

ESRS E1-1 related to ESRS 2 SBM-3

The bank uses scenario analysis and stress testing to assess the materiality of climate and environmental risks across the short-, medium- and long term, and test the business resilience against them.

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The results of the bank’s financial materiality assessment indicate that short-term financial impacts are limited. Even in the higher transition risk scenarios, there is limited rebalancing away from fossil fuels and other shifts in demand or technology over such a short time frame, while physical risks are not expected to materially change in this time frame.

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In the medium term, higher impacts linked to climate transition risk drivers in the net-zero emission scenario materialize through credit, operational, strategic and reputational risks, driven by factors such as:

– Deterioration in Oil and Gas and Coal credit risk profiles with larger impacts starting to emerge for corporate clients in other high carbon intensity sectors as well as for the most vulnerable sovereigns and financial institutions

– Valuation pressure on less energy efficient real estate exposures due to a tightening of energy efficiency minimum standards and increased costs associated with energy consumption

– Foregone revenues due to exit of carbon intensive clients with no credible transition strategy and higher competition for sustainable clients/financing

– Potential reputational and litigation risks should the bank be seen as a negative outlier relative to peers in terms of the execution of its sustainability commitments

– Potential for operational risk impacts from physical risk events

In the long term, cumulative impacts are higher across all risk types and scenarios. Across the higher transition scenarios, a broader range of clients are impacted and the potential deterioration in portfolio credit quality becomes more pronounced. Revenue attrition (strategic risk) and potential reputational impacts are also higher. Physical risks drive losses in the low transition risk scenarios, materially impacting operational, credit, strategic and reputational risks. The disorderly transition scenario yields the highest losses across all scenarios as clients face punitive carbon taxes and related policies with limited time to adapt.

Scenario analysis is applied to the bank’s portfolios under the conservative assumption of a static balance sheet, without accounting for changes in capital allocation. Deutsche Bank would have significant flexibility to manage down higher risk exposures over time, especially in the long term. Conversely, the available scenarios carry a significant level of uncertainty, in particular in the long term, and do not consider potential risks arising from non-linearities, compounding effects and tipping points, which may lead to more severe outcomes.

The results of the analysis are considered in the risk management frameworks, including the risk inventory and ICAAP. To ensure that the bank remains resilient to these shocks and adequately capitalized, Deutsche Bank has put in place an expert-driven add-on to its economic capital. This add-on is designed to capture uncertainty related to tail losses that could arise in certain sectors from unexpected and abrupt changes in carbon prices.

The orderly and progressive execution of the bank’s sustainability strategy, including net-zero targets, growth in sustainable and transition financing, greater integration of nature into the bank’s risk frameworks, as well as client, product, and regional strategies, is key to mitigate credit and reputational risk impacts over the long term.

More information on the scenario analysis, its scope, time horizon, and the scenarios used is reported in the “Impact, risk and opportunity management – Process to identify and assess material climate-related risks: the scenarios” sub-chapter.

Impact, risk and opportunity management

Process to identify and assess climate-related risks: materiality assessment

ESRS 2 IRO-1

The processes focused on the identification of positive impacts and opportunities in relation to climate change mitigation and adaptation are described in the “Sustainable finance” chapter of this Sustainability Statement.

Negative impacts are identified and assessed through the Double Materiality Assessment process, described in detail in the “Double materiality assessment” chapter within this Sustainability Statement. The present sub-chapter focuses on the assessment of climate and environmental risks.

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Financial materiality assessment

Alongside the double materiality assessment, the risk function of Deutsche Bank conducts an annual materiality assessment to test the bank’s resilience to climate and nature risks. The output of the materiality assessment feeds into risk management processes such as the risk inventory and is used to inform the Internal Capital Adequacy Assessment Process (ICAAP) and therefore supports the critical climate-related assumptions made in the bank’s financial statements.

The Bank assesses these risks via scenario analysis applied to each of the bank’s main risk types, across all material portfolios, economic sectors, geographies, and across the short-, medium- and long-term horizons. For the purpose of its climate and environmental materiality assessment, Deutsche Bank has defined its time horizons in the following way:

– Short-term: 1 to 2 years

– Medium-term: 3 to 5 years (i.e., from the first day of the 3rd year)

– Long-term: More than 5 years

The scope of the materiality assessment and resilience analysis for climate and environmental risks covers almost the entirety of the bank’s portfolios, and includes Corporates, Sovereigns, Commercial and Residential Real Estate, Wealth Management, and Consumer Finance (with nature scenarios only applied to portfolios identified as high risk for nature).

With respect to climate risk, the drivers considered were transition risks (e.g. arising from policy, technology, and behavioral changes), and physical risks arising from acute (i.e. extreme weather events) and chronic (i.e. gradual changes in the climate/environment) drivers. With respect to nature risk (other environmental risks), the bank considered drivers of nature loss arising from (i) terrestrial biodiversity and habitat loss, (ii) water depletion, (iii) ecosystem degradation from waste and pollution and (iv) marine ecosystem degradation (from marine ecosystem use).

The analysis of how these factors drive each relevant risk type - namely credit, strategic and reputational, market, liquidity, and operational risks - was tailored to their specificities, as described in the following paragraphs.

Credit risk shocks are modelled as credit rating migrations leading to shifts in the probability of default of clients affected, which in turn increase their expected credit losses. For instance, extreme weather-related events can affect a borrower’s own operations and value chain, and can result in loss of revenue, increased capital needs, insurance costs, and liabilities. For transition risks, increases in credit losses are expected for carbon-intensive corporates under scenarios of decarbonization of the economy where their product is of decreasing relevance and they have failed to adapt their business model.

The strategic and reputational risk assessment captures the impact on revenues and costs arising from climate and environmental risks. The analysis on strategic risks relates to the exposure identified as vulnerable in the climate transition, climate physical and nature risk scenarios. The main sources of strategic risks identified for the bank are three-fold:

– Loss of revenues from phasing out high-emitting clients (unwilling/unable to transition);

– The bank failing take advantage of changing client behavior, leading to a loss of market share (e.g., failure to replace revenues with transition-friendly clients); and

– The bank’s client viability is negatively impacted, leading to reduced business and foregone revenues

Transition-related market risks are driven by new policies and regulations, new technologies, and shifting customers/investors sentiments and preferences; they transmit to banks through valuation losses on exposures to clients and assets impacted (Market Value losses under stress).

Lastly, the key metric for the estimate of liquidity risk effects is the loss of funding from withdrawals of deposits and drawings against committed lending facilities (estimated on the basis of scenarios) of companies affected by the scenario shocks, such as companies involved in the extraction/processing of fossil fuels and companies with carbon intensive business models.

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Stress testing

Alongside the materiality assessment, the bank runs an annual climate stress test. The exercise uses a similar framework of scenarios, ranging from high-transition/low-physical risks to low-transition/high-physical risks, across all relevant risk types of the bank. It includes orderly and disorderly scenarios. The selection of portfolios in scope is informed by the results of the materiality assessment.

The stress test for credit risk includes transition and physical risks shocks across Large Corporates, Leveraged and Structured Finance, Residential and Commercial Real Estate over the short, medium- and long-term horizons.

The stress testing approach for credit risk in the corporate portfolio uses:

– For Transition risk: a logistic regression model incorporating stressed financial ratios at individual client level, based on environmental-related and macroeconomic variables. The model considers, as key drivers, carbon prices, emissions reduction pathways and decarbonization targets, energy prices and demand, and GVA projections

– For Physical risk: a Merton model which uses estimates of the devaluation of company assets resulting from acute and chronic physical risk drivers under a range of temperature scenarios to stress the Probabilities of Default (PDs) of the companies in scope

The stress testing methodology for credit risk in the real estate portfolio applies shocks to clients’ Loss Given Default (LGDs) via:

– For transition risk: Collateral devaluation based on a) haircut per EPC rating for residential mortgages and b) carbon price projections and emissions pathways from the Carbon Risk Real Estate Monitor for commercial real estate loans;

– For physical risk: Collateral devaluations informed by S&P’s financial impacts for both residential mortgages and commercial real estate loans

The stress testing methodology for market risk estimates net stressed P&L losses in the bonds and equity trading book, tested in the short- and medium- term in a disorderly transition scenario.

The stress testing methodology for strategic risks covers all clients in scope of the net zero targets and models foregone revenues resulting from a) the phase-out of Oil & Gas and Coal clients in line with the net zero pathways as well as b) the phase out of clients that are not able/willing to transition across the other net zero sectors (i.e., those identified as having no net zero targets).

Liquidity stress is tested, for both transition and physical risks:

– In the short- and medium-term, as a second order effect of P&L impacts from other risk types (e.g. credit, market, operational)

– In the long term, as a loss of funding from vulnerable depositors.

Operational risks are stressed across all time horizons for both transition (based on litigation scenarios) and physical risk drivers (based on scenarios of changes in location strategy due to increases in extreme weather events).

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Process to identify and assess climate-related risks: the scenarios

Deutsche Bank uses a range of scenarios from different frameworks to assess future potential financial impacts arising from climate change. The scenarios simulate the impact of climate-physical and climate-transition risks drivers, in the short-, medium- and long-term, and span from orderly/net-zero (underpinning the decarbonization strategy of the bank), to disorderly transition, and hot house scenarios. The bank also uses bespoke scenarios, developed in-house, to stress its portfolios against the drivers of nature-related risks. This breadth of scenarios gives the bank confidence that plausible risks and uncertainties arising from climate change are covered.

As mentioned earlier, all the scenarios conservatively assume a constant balance sheet throughout their time horizon, with no considerations for rebalancing or mitigating measures would very likely be implemented by the bank in the future.

For climate-physical risks, the bank follows Standard & Poor’s modelling framework. The S&P model uses information on the: (i) type of each asset, (ii) its geographical location, (iii) the location’s corresponding exposure to an array of eight discrete climate change hazards and (iv) the asset’s ‘Impact Function’ (the relationship between the degree of change in climate hazard exposure and change in financial impact for a given type of asset) across four future climate change scenarios based on the IPCC Representative Concentration Pathways (RCP) and Shared Socioeconomic Pathways (SSP). The methodology covers eight acute and chronic natural hazard types: fluvial flood, coastal flood, wildfires, drought, extreme heat, tropical cyclone, water stress, extreme cold. Deutsche Bank uses four RCP scenarios:

– High climate change: Low mitigation scenario where total greenhouse gases (GHG) emissions triple by 2075 and global average temperatures rise by 3.3 to 5.7°C by 2100 (acute physical risk)

– Medium-High climate change: Limited mitigation scenario where total GHG emissions double by 2100 and global average temperatures rise by 2.8 to 4.6°C by 2100

– Medium climate change: Strong mitigation scenario where total GHG emissions stabilize at current levels until 2050 and then decline and global average temperatures rise by 1.3 to 2.4°C by 2100

– Low climate change: Aggressive mitigation scenario where total GHG emissions reduce to net-zero by 2050

The assessment of climate-transition risks is based on four scenarios:

– The Stated Policies Scenario (STEPS) reflects current policy settings of the energy-related policies that are in place and those under development (lower transition). CO emissions fall only moderately and therefore global warming continues to worsen, with the temperature rise heading towards 2.4°C in 2100 (IEA, 2023) causing high physical risks

– The Announced Pledges Scenario (APS) assumes that all climate commitments made by governments (including Nationally Determined Contributions) and industries around the world will be met (moderate transition). If successfully fulfilled, this would be consistent with a temperature rise of 2.1°C in 2100 (IEA, 2021) causing moderately high physical risks

– The Net Zero Emissions by 2050 scenario (NZE) sets out a pathway for the global energy sector to achieve net-zero CO₂ emissions by 2050 and limits global warming to 1.5 °C (IEA, 2023) through stringent climate policies and innovation. In this scenario, physical risks are relatively low but transition risks are high

– The Disorderly scenario (delayed transition) assumes that annual emissions do not decrease until 2030 with drastic policies needed thereafter to limit warming to below 2°C. This leads to high transition and physical risks than the NZE by 2050 scenario

A standardized and comprehensive set of nature risk scenarios, such as the ones available for climate is not yet available to serve the needs of financial institutions. To fill this gap, Deutsche Bank developed 20 in-house exploratory transition and physical nature risk scenarios, covering each of the four nature risk types assessed by the bank, namely (i) Terrestrial biodiversity and habitat loss, (ii) Water depletion, (iii) Ecosystem degradation from waste and pollution, and (iv) Marine ecosystem degradation). The scenario narratives were informed by the review of the conclusions of chapter 4 of the IPBES global assessment report, the work on nature risks scenarios of the World Bank, use cases developed by the Cambridge Institute for Sustainability Leadership with global banks, the full list of Explorative Nature-Related risk Scenarios developed jointly by the Bank of Negara Malaysia and the World Bank Group in 2022, among others. The nature risk scenarios were developed across the short-, medium- and long-term time horizons (i.e. each scenario is attributed a specific time horizon). The definitions for short- medium- and long-term are provided in the previous sub-chapter.

For more information on how the shocks for each climate and nature-risk scenario are applied to each risk type, please see the “Impact, risk and opportunity management/Process to identify and assess climate-related risks: materiality assessment” sub-chapter of the “Climate change” chapter within this Sustainability Statement).

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Policies related to climate change mitigation and adaptation

ESRS E1-2, ESRS 2 MDR-P

Deutsche Bank considers climate and environmental risks as drivers of existing risk types within the Group’s risk taxonomy. In this context:

– The Head of Enterprise Risk Management (ERM), reporting to the Chief Risk Officer, owns the Group’s overall management and appetite frameworks for climate and environmental risks. This includes the qualitative risk appetite principles, quantitative risk appetite metrics, and holistic monitoring of risks across different risk types and portfolios

– The heads of the credit, market, liquidity, non-financial risk functions (“Risk Type Controllers”), also reporting to the Chief Risk Officer, are responsible for the establishment and operation of appropriate controls, and the monitoring and appetite setting of climate and environmental risk drivers

The overarching framework for the management of climate and environmental risks is described in the “Climate and Environmental Risk Management” document which supports the “Risk Management Policy” of the Group. The document sets out key requirements around governance, risk identification and materiality assessment, risk appetite strategy and planning, risk monitoring and control, and stress testing. The requirements set out in the document apply to all divisions (i.e., Investment Bank, Commercial Bank and Private Bank) and geographies of the bank apart from the Asset Management division. The Asset Management division of the group, DWS, is covered in chapter “Client portfolios in Asset Management”.

The “Climate and Environmental Risk Management” document also includes:

– Risk appetite metrics definitions for the eight sectors covered by the decarbonization targets of the bank and (ii) the overall absolute financed emissions of the corporate loan book

– Early Warning Indicators established for climate-transition, climate-physical, and nature (or “other environmental”) risks

The provisions contained in the document are complemented by two additional frameworks through which the bank addresses climate change mitigation and adaptation: the Environmental and Social Policy Framework and the Sustainable Finance Framework, described in the “ESG due diligence” and “Sustainable Finance” chapters of this document.

Actions and resources in relation to climate change policies

ESRS E1-3, ESRS 2 MDR-A

Implementation of the bank’s overall climate and environmental risk management framework

The management of climate and environmental risks is embedded within the bank‘s overall risk management framework. The ongoing development of the climate and environmental risk framework is integrated into one of the Group‘s Key Deliverables (Change-The-Bank (CTB) priorities) overseen by the Sustainability Strategy Steering Committee. The framework has four key elements: (i) risk identification and materiality assessment; (ii) integration into risk type frameworks and processes; (iii) scenario analysis and stress testing; and (iv) integration into risk appetite via utilization of a range of risk metrics and targets.

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The “risk identification and materiality assessment”, together with “scenario analysis and stress testing” are described in the “Impact, risk and opportunity management” sub-chapter of the “Climate change” chapter within this Sustainability Statement. The remainder of this sub-chapter covers:

– The integration of climate and environmental risk considerations in the processes and controls of each of the main risk types of the bank, namely credit, market, liquidity and non-financial (reputational and operational) risks

– The integration of metrics and targets into the bank’s risk appetite

Credit risk framework

Climate and environmental risk drivers are integrated across the different stages of the transaction lifecycle including transaction approval/client onboarding, risk classification and credit ratings, portfolio analysis, and monitoring and collateral valuation.

Climate and environmental risks are incorporated into the credit approval process for corporate clients via enhanced due diligence requirements. New loan requests above selected tenor and rating-based thresholds to corporate clients in carbon-intensive sectors as well as those in sectors vulnerable to climate-physical and nature (or “other environmental”) risks require a dedicated risk assessment from the Front Office and review by Credit Risk Management.

As part of the internal credit rating process, climate and other environmental risks must be assessed and, where deemed material, documented. For corporate clients, this assessment is supported by:

– Transition risk scorecards which use externally sourced data to assess the clients’ historical performance in terms of their GHG emissions, the scope and governance of climate commitments of clients versus their peers

– Physical risk scorecards providing an indication of the financial impact a given client is likely to sustain, per natural hazard type, based on asset data held for the company by S&P. The scorecard is also used as a basis for selected physical risk KPIs

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The output of this assessment may lead to the adjustment of relevant inputs to the bank’s internal credit rating model.

In the course of 2024, a nature-risk dashboard was implemented in the credit risk systems of the bank and made available to credit officers to support their nature-risk assessment within the credit approval process. More information on the assessment underlying the nature-risk dashboard is included in the “Metrics and targets – Nature-related (or other-environmental) risks” sub-chapter of the “Climate change” chapter within this Sustainability Statement.

Climate risks are considered as potential triggers for inclusion in the watchlist of groups or counterparties in carbon-intensive industries and without adequate transition risk mitigation strategy in place (and/or with limited financial resources to finance their transition). The criteria take into consideration internal credit ratings and the scores from the transition risk scorecards.

Lastly, Deutsche Bank's Environmental and Social Policy Framework outlines specific restrictions, due diligence and escalation requirements for sectors with inherently elevated potential for negative environmental impacts.

With regards to the valuation of collateral, the bank’s Global Collateral Management Guide (for Banking Book Collateral) sets its environmental standards based on the requirements of the Capital Requirements Regulation for the initial valuation, monitoring, and review over the life of the loan. Deutsche Bank’s underwriting standards require real estate collateral to be appropriately insured against relevant risks including applicable natural hazards. In some countries, supplemental insurance against natural hazards is provided by the government. The European residential real estate portfolio amounted to € 166.4 billion at year-end 2024. Residential mortgages for private clients in Germany represent approximately 92% of this amount and around 1.2 million German private residences financed by loans secured by immovable properties are insured appropriately against relevant risks including applicable natural hazards. The insurance cover by real estate owners is monitored and complemented or substituted by Deutsche Bank´s own insurance.

In addition, new valuations and re-valuations require the identification of material environmental physical and transition risks that could materialize. Any identified material risks must be reflected in the credit decision and/or valuation if not mitigated by construction measures and/or insurance cover. Comparable requirements are in place for other physical collateral, including large movable assets (such as airplanes and ships) and smaller assets (such as cars and machines). Insurance coverage on loan collateral is monitored on a regular basis, including by means of onsite inspections.

Market risk framework

As part of the Market Risk identification process, individual business lines are asked to consider forward-looking and/or idiosyncratic material risks, including climate and other environmental risks, which must be included in the Market Risk identification documentation. Additionally, as part of the new product and transaction approval control standards of the Market & Valuation Risk Management function, climate and environmental drivers are required to be assessed and recorded as part of the approval process.

Climate-related risks are managed within the existing market risk framework and treated as a price trigger, in the same way as market events such as central bank announcements or earnings announcements. Market risk monitors and reports internally “highly carbon intensive” exposures (as per Deutsche Bank’s climate risk taxonomy) and financed emissions in its traded credit portfolio. The report provides granular views required for the management of exposures, and the top exposures are reported to the Enterprise Risk Committee on a quarterly basis.

Furthermore, a weekly climate stress scenario to assess transition and physical risks in the trading book portfolio is embedded into the bank’s market risk appetite framework.

Liquidity risk framework

Deutsche Bank uses stress testing and pathway analysis to assess the impact of climate risk on liquidity. In particular, the bank’s stressed net liquidity position scenarios, which are run daily, include climate disasters as possible triggers of stress (physical risks).

The analysis shows that physical risks are generally smaller than other risks for which the bank daily reserves liquidity. Transition risk, which is expected to develop incrementally over many years, will be managed through the Group’s annual funding planning processes. The bank also runs an internal climate stress test on liquidity.

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Non-financial risk framework

Non-Financial Risk Management has a dedicated policy on ESG Integration in the Risk Management Framework and Operational Risk Framework Procedures detailing sustainability-related requirements for business divisions and Risk Type Controllers. The team uses an ESG flag to identify operational risk types where key ESG risk drivers are identified in the taxonomy.

The impacts of ESG risk drivers are assessed as part of the risk and control assessment process of relevant non-financial risk types.

A monthly working group is in place to support collaboration between business divisions, risk and control functions on the introduction and monitoring of ESG as an integral element of Non-Financial Risk Management. This working group acts as a forum for sharing activities, new regulations, remediation activities, and monitoring ESG risk drivers across Deutsche Bank’s non-financial risk profile.

In 2024, several banking supervisors and regulators continued to focus on the topic of greenwashing. Several initiatives have been conducted by Deutsche Bank to improve its control environment and raise internal awareness on greenwashing, including:

– Conducting a deep dive risk review in relation to the existing control environment around greenwashing;

– Applying scenario analysis as a standard risk management tool to investigate potential sources of ESG-related litigation risks, understand the main drivers and causes of such scenarios (e.g., the misrepresentation of sustainability information in corporate communication or public disclosures) as well as which controls or remediation activities can mitigate such scenarios and what steps are to be taken to improve the control environment;

– Continuous monitoring of external cases of greenwashing; and

– Introducing mandatory greenwashing training for all Deutsche Bank employees

The management of reputational risk arising from climate and environmental risks is covered in the “ESG due diligence” chapter within this Sustainability Statement.

Risk appetite framework

The development of risk appetite, escalation processes and governance was of particular importance in the implementation of the climate and environmental risk management framework, and in particular:

– The establishment of risk appetite thresholds around the Net-Zero decarbonization targets, monitored via a dedicated report, with breaches escalated to the Group Risk Committee and the Group Sustainability Committee

– The review of new transactions or limit extensions with a significant impact on the bank’s financed emissions or Net Zero targets by a dedicated Net Zero Forum, consisting of senior representatives from the Business, Risk, and the Chief Sustainability Office. The review of the forum’s members includes an assessment of the client’s sustainability disclosures, transition strategies, decarbonization targets and governance. New transactions must fit within Deutsche Bank’s internal sectoral risk appetite aligned to net-zero targets. In 2024, the Group-level sectoral risk appetite metrics were cascaded to the business divisions, to enhance their responsibility and support their business strategies.

– The sectoral restriction of the Environmental and Social Policy Framework, which are monitored and enforced through the Environmental and Social due diligence and the escalation requirements of the Reputational Risk Framework of the bank; and

– The establishment of Early Warning Indicators for concentrations of climate-transition, climate-physical and nature-related risks

More information on the bank’s metrics and targets, including achieved and expected emission reductions associated to the targets, is provided in the “Metrics and targets” sub-chapter of the “Climate change” chapter. The Environmental and Social Policy Framework is described in detail in the “ESG due diligence” chapter within this Sustainability Statement.

Trainings

Training and risk awareness sessions on climate and environmental risk were held throughout the year. The sessions were delivered to risk management staff, businesses, and senior leadership teams in various jurisdictions, on topics such sustainable finance, physical risk assessment, nature risks, and the Non-Financial Risk ESG policy. Furthermore, an ESG section has been added to the mandatory Risk Awareness module in 2024.

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Resources

Climate and environmental risks and their integration into the bank’s risk management frameworks is managed via a combination of dedicated resources within the Chief Risk Office function and existing resources who have extended their remits to incorporate climate and environmental risk management into frameworks, policies, and processes.

In addition, dedicated staff are assigned under the Sustainability Key Deliverable to support the execution of the bank’s sustainability strategy across divisions and functions. The Group Sustainability Committee, chaired by the Chief Executive Officer, and its subordinate Sustainability Strategy Steering Committee, oversee the implementation of this change program, which include the following risk-relevant workstreams:

– “Net Zero Alignment Strategy”, with the objective to operationalize net-zero commitment and decarbonization targets, ranging from client transition dialogue to portfolio-steering

– “Risks, Controls and Governance”, with the responsibility to design and implement sustainability risk management frameworks (including climate and environmental) as well as Group-wide governance on sustainability

– “Nature”, with the objective to incorporate nature elements into the risk management frameworks of risk and group sustainability

Metrics and targets

Targets related to climate change mitigation

ESRS 2 MDR-T, ESRS E1-4

In December 2024, the bank’s Sustainability Committee approved the establishment of a new Net-Zero target for Commercial Aviation. With the addition of this sector, Deutsche Bank has now published quantitative 2030 (interim) and 2050 (final) decarbonization targets for eight carbon-intensive sectors: Oil and Gas (Upstream), Power Generation, Automotive (Light Duty), Steel, Coal Mining, Cement, Shipping, and Commercial Aviation.

Deutsche Bank’s targets are instrumental in the management of the bank’s material climate change impacts and risks. The following decarbonization pathways are used: (i) the Net-Zero Emissions (NZE) by 2050 scenario of the International Energy Agency (IEA); (ii) Poseidon Principles (PP) pathways which are calibrated against the Revised International Maritime Organization (IMO) Strategy; and (iii) the Mission Possible Partnership Prudent Scenario for Commercial Aviation. Selected decarbonization pathways model changes in customer preferences, regulatory factors and emerging technologies to enable the modelling of sector-specific outcomes.

The bank’s decarbonization targets are fully integrated into Deutsche Bank’s risk appetite and risk management framework.

Alignment to net-zero targets

				Baseline			Target	Expected reductions[1]
Sector	Scopes Covered	Scenario	Metric unit	Year	Total loan commitment (€ bn)	Metric value	Dec 31, 2030	Baseline vs. target
Oil and Gas (Upstream)	Scope 3	IEA NZE	MtCO2/y	2021	10.7	23.4	18.0	(23)%
Power Generation	Scope 1	IEA NZE	kgCO2e/MWh	2021	12.4	396	124	(69)%
Automotives (Light Duty)	Scope 3	IEA NZE	gCO2/vkm	2021	7.5	190	77	(59)%
Steel	Scope 1 and 2	IEA NZE	kgCO2e/t steel	2021	2.1	1,519	1,004	(34)%
Coal Mining	Scope 3	IEA NZE	MtCO2/y	2022	1.5	7.9	4.0	(49)%
Cement	Scope 1 and 2	IEA NZE	kgCO2e/t cement	2022	0.3	731	520	(29)%
Shipping	Scope 1	Revised IMO Strategy - Minimum[2]	Portfolio Climate Alignment Score (%)	2022	0.9	14.1	N/A	N/A
		Revised IMO Strategy - Striving[2]				18.3	0	(18.3)pp
Commercial Aviation	Scope 1	MPP PRU[3]		2023	1.7	1.3	0	(1.3)pp

1 The expected reductions are defined as the percentage difference between the 2030 targets versus the baseline metrics. In the case of climate alignment scores, however, reductions are expressed as percentage points differences. Deutsche Bank uses the Striving scenario for target setting for the shipping sector

2 Baseline year for Shipping represents when Deutsche Bank reported its Portfolio Climate Alignment Scores for the first time which was 2022 for the Revised IMO Strategy

3 Mission Possible Partnership Prudent Scenario

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			Latest			Change vs. Baseline (Achieved reductions)
Sector	Scenario	Metric unit	Year	Total loan commitment (€ bn)	Metric value	Metric change
Oil and Gas (Upstream)	IEA NZE	MtCO2/y	2024	9.6	19.2	(18)%
Power Generation	IEA NZE	kgCO2e/MWh	2024	11.8	312	(21)%
Automotives (Light Duty)	IEA NZE	gCO2/vkm	2024	7.7	162	(15)%
Steel	IEA NZE	kgCO2e/t steel	2024	2.2	1,234	(19)%
Coal Mining	IEA NZE	MtCO2/y	2024	1.2	4.6	(42)%
Cement	IEA NZE	kgCO2e/t cement	2024	0.3	781	7%
Shipping	Revised IMO Strategy – Minimum[1]	Portfolio Climate Alignment Score (%)	2023	0.9	14.2	0.1pp
	Revised IMO Strategy – Striving[1]				19.7	1.4pp
Commercial Aviation	MPP PRU[2]		2023	1.7	1.3	N/A

1,2 Deutsche Bank will publish year-end 2024 Portfolio Climate Alignment Scores in next year’s Sustainability Statement. Change vs. baseline is N/A for Commercial Aviation as this is the first year of publication

Achieved and expected emissions reductions are disclosed in the relevant columns of the above target table. For Oil and Gas (Upstream) and Coal Mining sectors, these reductions are expressed in absolute terms (i.e. Scope 3 End Use financed emissions). For the remaining sectors, they reflect a change in the physical intensity metric or climate alignment scores (which are expressed in percentages).

The conversion of the relative or physical intensity metrics sectoral targets into absolute reductions of GHG emissions (ex. ESRS Requirement E1-4 34a/b) is not disclosed as the Transitional Provisions of ESRS1 par. 133b allows the bank to focus on the more established physical intensity metrics required by the Pillar 3 legislation.

Since the inception of net-zero targets, the bank is making considerable decarbonization progress across sectors which has been supported by active management of the business outlined in the above-mentioned Governance section. The Cement sector has been an exception, however, due to the lack of readily available technological alternatives (i.e. a hard-to-abate sector) as well as the reduced potential for active management given the bank’s small loan commitment size.

Oil and Gas (Upstream): Scope 3 financed emissions stood at 19.2 MtCO2/y as of year-end 2024, 4% higher year-on-year but 18% below the 2021 baseline and below the NZ target pathway when linearly interpolating between 2021 and 2030. The temporary effects seen in the first year (year-end 2022) which led to a sharp decline in financed emissions are now being partially reversed as expected. Since target inception, the overall financed emissions reduced in line with the linear reduction pathway implied by the 2030 net zero target. Total loan commitments marginally increased year-on-year from € 9.4 billion to € 9.6 billion. The year-on-year increase in financed emissions can be explained by three factors: (i) client emission factors (tCO2/€ m) which led to an increase of 1.9 MtCO2/y; (ii) active management of the portfolio which led to a decrease of 0.8 MtCO2/y; and (iii) loan exposure FX translation effects from 2022 to 2023 predominantly driven by U.S. dollar depreciating versus the euro which led to financed emissions decreasing by 0.4 MtCO2/y. The bank expects Oil and Gas financed emissions to remain volatile due to factors outside of its control such as the evolution of clients’ EVIC or total assets which are key inputs into the calculation.

Power Generation: The Scope 1 physical emission intensity of Deutsche Bank’s Power Generation portfolio was 312 kgCO2e/MWh as of year-end 2024, 16% lower year-on-year predominantly driven by the movement of a single large client position. The reduction in physical emission intensity came with total loan commitments decreasing year-on-year from € 13.3 billion to € 11.8 billion.

Automotive (Light Duty): The Scope 3 physical emission intensity of Deutsche Bank’s Automotive portfolio was 162 gCO2/vkm as of year-end 2024, 1.8% higher year-on-year but 15% below the 2021 baseline. The portfolio tailpipe emission intensity metric has marginally worsened due to a few material clients whose tailpipe emission intensities increased year-on-year caused by a relative decrease in their production of vehicles with lower emission internal combustion engines (ICE). All of the impacted clients have transition strategies in place. Total loan commitments have remained constant year-on-year.

Steel: The Scope 1 and 2 physical emission intensity of Deutsche Bank’s Steel portfolio was 1,234 kgCO2e/t steel as of year-end 2024, falling 10.8% year-on-year despite a marginal increase of loan commitments from € 2.0 billion to € 2.2 billion. The reduction in physical emission intensity has been predominantly driven by re-balancing towards lower intensity clients.

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Coal Mining: Scope 3 financed emissions stood at 4.6 MtCO2/y as of year-end 2024 of which 2.4 and 2.2 MtCO2/y came from thermal and metallurgical coal sources respectively and represents a 25% year-on-year decrease. Total loan commitments of in-scope clients marginally decreased from € 1.4 billion to € 1.2 billion. While on a coal revenue share basis, total loan commitments marginally increased to € 0.3 billion. The year-on-year decrease in financed emissions can be explained by three factors: (i) client emission factors (tCO2/€ m) which led to financed emissions reduction of 2.2 MtCO2/y, (ii) client portfolio effects which led to an increase of 0.9 MtCO2/y; and (iii) loan exposure FX translation effects from 2022 to 2023 predominantly driven by U.S. dollar depreciating versus the euro which led to financed emissions decreasing by 0.2 MtCO2/y. The bank expects Coal Mining financed emissions to remain highly volatile due to the metric’s sensitivity to factors such as the evolution of clients’ EVIC or total assets, coal mining production data sourced from the bank’s data provider, coal mining revenue share (i.e. 5% threshold applied), and/or yearly FX translation effects.

Cement: The Scope 1 and 2 physical emission intensity of Deutsche Bank’s Cement portfolio was 781 kgCO2e/t as of year-end 2024, rising 2.4% year-on-year and 6.9% above the 2022 baseline. The increasing trend of portfolio-level physical emission intensities since the baseline year can be explained by two factors: (i) the cement sector is a hard-to-abate sector; and (ii) the bank’s smaller portfolio size with € 0.3 billion loan commitments as of year-end 2024 which results in less potential for active portfolio management, as well as higher inherent metric volatility.

Shipping: As of year-end 2023, Deutsche Bank’s PP portfolio climate alignment scores were 19.7% and 14.2% for the Striving and Minimum scenarios respectively and had marginally worsened by 1.4 pp and 0.1 pp year-on-year for the Striving and Minimum scenarios respectively. A modelled-versus-verified Annual Efficiency Ratio (AER) ratio of 25:75 on a loan-weighted basis was achieved and an improvement in terms of the use of verified AER shipping emission intensity data compared to last year’s ratio of 30:70.

Aviation: This is the first year disclosing a portfolio climate alignment score following the Pegasus Guidelines which was 1.3% as of year-end 2023. The metric covers Scope 1 emissions from revenue generating passenger services and belly freight, as well as dedicated cargo freight operations of commercial airliners. The current focus is on operators of aircrafts given they have the greater influence on operational load factors as well as adoption of new technologies, both of which will accordingly drive the industry’s CO2 emission levels. Lessors are currently excluded as the bank is assessing the effectiveness of a physical emission intensity type target on lessors given their role is limited to modern aircraft rollout and retrofitting existing aircrafts to use Sustainable Aviation Fuel. In line with the Pegasus Guidelines, Deutsche Bank’s year-end 2024 portfolio climate alignment score will be disclosed in next year’s Sustainability Statement, based on 2024 data.

Methodology notes

Corporate lending boundary:

– Deutsche Bank focuses on corporate lending within: (i) loans at amortized cost and (ii) irrevocable and revocable lending commitment as found in the Risk Report section of Deutsche Bank’s Annual Report. As of year-end 2024, loans at amortized cost and irrevocable and revocable lending commitment were € 484.6 billion and € 269.7 billion respectively.

– If corporate lending is reported under the bank’s underwriting policy as a position to be de-risked via the capital markets then such corporate lending is excluded from the Net Zero Target Framework

– Corporate lending is identified according to Deutsche Bank’s internal sectoral classifications. The bank excludes all lending to financial institutions, public sector, real estate, and securitization

Eight sectors in scope of Deutsche Bank’s Net-Zero Target Framework:

– The general approach of Deutsche Bank’s Net-Zero Target Framework is to follow industry practices such as the Paris Agreement Capital Transition Assessment (PACTA) methodology, the Partnership for Carbon Accounting Financials (PCAF) Standard, the Poseidon Principles, and the Pegasus Guidelines. While the following bullet points cover the main methodological points, the reader can find more detailed information in the public domain on these open-source methodologies

– Client-level asset data is sourced from Asset Impact, Det Norske Veritas, and IBA. Enterprise Value including cash (EVIC) client data is sourced from MSCI

– The Oil and Gas (Upstream) sector follows a Scope 3 End Use financed emission approach which is expressed as MtCO₂/y and covers upstream activities only. Oil and gas production values are converted into emissions by using combustion constants from the U.S. Environmental Protection Agency (EPA). Per the PCAF approach, the denominator of the Attribution Factor is EVIC or total assets. The bank expects the Oil and Gas Scope 3 End Use financed emissions to remain volatile due to factors outside of its control such as the evolution of clients’ EVIC or total assets which are key inputs into the financed emissions calculation. In order to reduce volatility, the latest (year-end 2024) loan exposure data is converted to EUR-equivalent loan exposures using 2023 FX rates such that is consistent with the bank’s latest Scope 3 emission factors. The decarbonization pathway is calibrated from the IEA NZE (2021) datasets

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– The Power Generation sector follows the PACTA approach and the metric tracked is a loan-weighted average of clients’ Scope 1 physical emission intensity expressed as kgCO₂e/MWh. Clients’ installed power capacity (MW) data is converted to power generation (MWh) by using global capacity factors used in the IEA NZE (2021) scenario. This conversion from capacity to generation accounts for the intermittent nature of renewables which have lower capacity factors compared to nuclear sources, for example. The decarbonization pathway is calibrated from the IEA NZE (2021) datasets

– The Steel production sector follows the PACTA approach and the metric tracked is a loan-weighted average of clients’ Scope 1 and 2 physical emission intensity expressed as kgCO₂e/tons of steel. The decarbonization pathway is calibrated from the IEA NZE (2021) datasets

– The Automotive sector follows the PACTA approach and the metric tracked is a loan-weighted average of clients’ Scope 3 (i.e., tailpipe/tank-to-wheel) physical emission intensity expressed as gCO₂/vehicle-kilometers. Deutsche Bank only covers vehicle manufacturers and the Light Duty vehicle segment. The decarbonization pathway is calibrated from the IEA NZE (2021) datasets

– The Coal Mining sector follows a Scope 3 End Use financed emission approach which is expressed as MtCO₂/y. Coal mining production values are converted into emissions by using combustion constants from the U.S. EPA. Per the PCAF approach, the denominator of the Attribution Factor is EVIC or total assets. In order to reduce volatility, the latest (year-end 2024) loan exposure data is converted to EUR-equivalent loan exposures using 2023 FX rates such that is consistent with the bank’s latest Scope 3 emission factors. Eligible clients are considered in the following way: whether more than 5% of their revenue is derived from (thermal and metallurgical) coal mining, and if so, whether it could be tracked alternatively via demand-led sectors such as Power Generation or Steel production. This is the preferred approach as it incentivizes the reduction of the demand for coal mining and thus aims to avoid supply constrictions that could lead to market imbalances. The bank expects Coal Mining metrics to remain volatile due to factors outside of its control such as the evolution of clients’ EVIC or total assets which are key inputs into the financed emissions calculation. The decarbonization pathway is calibrated from the IEA NZE (2022) datasets and on the ratio of thermal versus metallurgical financed emissions as of the baseline reference year. Should this ratio significantly vary in the future, the pathway will be re-calibrated such that it remains representative of the bank’s coal mining portfolio

– The Cement production sector follows the PACTA approach and the metric tracked is a loan-weighted average of clients’ Scope 1 and 2 physical emission intensity expressed as kgCO₂e/tons of cement. Cementitious products (e.g. Fly Ash) are not included. The decarbonization pathway is calibrated from the IEA NZE (2022) dataset

– The Shipping sector follows the Poseidon Principles methodology (Technical Guidance 5.1). The metric tracked is the climate alignment score expressed as a percentage difference between a vessel’s Annual Efficiency Ratio (AER, e.g., gCO₂e/dwt-nm) versus its decarbonization pathway that is calibrated to said vessel’s type and size. The portfolio level metric is the loan-weighted average of each vessel’s climate alignment score. The bank expects the Revised-Striving and Revised-Minimum portfolio climate alignment metrics to be volatile given AER is sensitive to vessel operational factors. The decarbonization pathway is calibrated from the International Maritime Organization (IMO) Revised Strategy adopted at the Marine Environmental Protection Committee (MEPC 80) in July 2023

– The Aviation sector follows the Pegasus Guidelines methodology announced in April 2024. The metric tracked is the climate alignment score expressed as a percentage difference between an airliner’s physical emission intensity expressed as gCO₂e/revenue-ton-kilometers versus its decarbonization pathway of said airliner’s activity in terms of passenger plus belly freight versus dedicated cargo freight. Currently, only commercial airliners are in scope. The bank expects the portfolio climate alignment metrics to be volatile given sensitivity to passenger, belly freight, and dedicated cargo freight load factors. The decarbonization pathway is from the Mission Possible Partnership “Prudent” (MPP PRU) Roadmap. The portfolio-level climate alignment score is the percentage differences between the clients’ loan-weighted average of their gCO₂e/revenue-ton-kilometers versus said clients’ loan-weighted average of their points in their decarbonization pathways weighted by their activities in terms of passenger plus belly freight versus dedicated cargo freight

Client-purchased offsets (certificates based on GHG reductions, permits, and/or avoidance schemes) are not taken into account as Deutsche Bank’s net-zero target framework is based on metrics that are defined as a combination of: (i) the technical characteristics of the assets; and (ii) GHG conversion factors of physical activities.

Consistent with the Net Zero Banking Alliance (NZBA) Guidelines for Climate Target Setting for Banks (Version 2), Deutsche Bank pursues third-party independent limited assurance over the reporting against targets, including the establishment of a baseline.

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Deutsche Bank has not established targets for its residential real estate portfolios which accelerate the goals made by policy makers for Deutsche Bank’s main real estate markets but supports the decarbonization of the sector through three main levers:

– The provision of expert advice (including on how to access government support) and logistic and financial assistance to homeowners wishing to improve the energy efficiency of their dwellings (reflected in the section on Sustainable Finance within the sub-chapter Private Bank)

– The establishment of targets for “upstream” industries that provide energy and materials to the residential real estate sector, such as power generation, cement, and steel (this in turn reduces Scope 2 and 3 emissions from the real estate sector)

– The engagement with policymakers, governments, and peer banks to develop approaches and priorities to support the decarbonization of the sector

Given the significant financing requirements of the transition to more energy-efficient housing, and the financial challenge facing private homeowners, it is vital to avoid unintended consequences, hence Deutsche Bank has not set a net-zero target comparable to those established for carbon-intensive industries to avoid the risk of restricting the flow of financing into energy-efficient housing and penalizing private clients in the current macroeconomic environment. Apart from social aspects such as affordable living, as well as customer protection schemes, client willingness and the client’s financial capacity play a decisive role.

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Net-zero targets and forward portfolio pathways

Oil and Gas, $MtCO_2$ of financed emissions (Scope 3)

25.0
20.0
15.0
10.0
5.0
0.0
19.2
18.0
2021
2024
2030
2040
2050

Power Generation, $kgCO_2e/MWh$ (Scope 1)

450
400
350
300
250
200
150
100
50
0
312
124
2021
2024
2030
2040
2050

Automotive, gCO_2/vkm (Scope 3)

200
180
160
140
120
100
80
60
40
20
0
162
77
2021
2024
2030
2040
2050

Steel, $kgCO_2e/t$ of steel produced (Scope 1 and 2)

1,600
1,400
1,200
1,000
800
600
400
200
0
1,234
1,004
2021
2024
2030
2040
2050

Coal Mining, $MtCO_2$ of financed emissions (Scope 3)

9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
4.6
4.0
2022
2024
2030
2040
2050

Cement, $kgCO_2e/t$ of cement produced (Scope 1 and 2)

900
800
700
600
500
400
300
200
100
0
781
520
2022
2024
2030
2040
2050

Shipping (Striving), Climate Alignment Score (%) (Scope 1)

25
20
15
10
5
0
−5
−10
−15
−20
−25
19.7
'22
'23
2030
2040
2050

Aviation, Climate Alignment Score (%) (Scope 1)

25
20
15
10
5
0
−5
−10
−15
−20
−25
1.3
2023
2030
2040
2050

● Deutsche Bank portfolio metric ● Deutsche Bank portfolio target

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Financed Emissions: Scope 3 Category 15

ESRS E1-6

The financed emissions calculations follow the Partnership for Carbon Accounting Financials (“PCAF”) Standard as detailed in the Methodological Notes in this section and are in line with the recommendations of the Task Force on Climate-related Financial Disclosures (see their Guidance on Metrics, Targets, and Transition Plans).

Financed emissions calculations are based on disclosed Scope 1, 2, and 3 emissions of Deutsche Bank’s clients. Such emission data is sourced from third-party providers, and if client-level data is not available, proxy data is used. This data is mapped to the bank’s loan commitments and clients’ EVIC to calculate financed emissions at the client and portfolio levels. For selected mortgage and commercial real estate portfolios, emissions are estimated using proxies which are based on Energy Performance Certificate ratings and internal methodologies.

The tables below show the overall corporate industry loan exposure and financed emissions broken down by the top ten sectors which contribute to the largest amount of the bank’s summed Scope 1, 2, and 3 financed emissions. Any differences in top ten sector rankings shown in the year-end 2024 and 2023 tables are due to changes in the bank’s portfolio composition of clients. The table also shows how much Scope 1, 2, and 3 financed emissions stem from clients which are also tracked in the NZ target framework. Lastly, the table shows total lending of the bank secured by real estate, as well as loan exposure and financed emissions of the EU residential real estate portfolio.

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Loan exposure and financed emissions of the corporate lending book and residential real estate

	Dec 31, 2024
	Loan Exposure				Financed Emissions				PCAF Data Quality Score (5 = lowest)
					Scope 1&2, MtCO2e/y		Scope 3, MtCO2e/y		Scope 1&2		Scope 3
	Outstanding		Total Commitments		Outstanding	Total Commitments	Outstanding	Total Commitments	Outstanding	Total Commitments	Outstanding	Total Commitments
	€ bn.[1]	%	€ bn.	%
Total corporate industry loan exposure	117.7	100.0	290.3	100.0	32.0	64.7	135.1	427.8	4.4	3.8	4.6	4.2
thereof: Manufacturing and Engineering	9.8	8.3	30.5	10.5	1.0	3.4	16.5	140.8	4.4	3.8	4.5	4.1
thereof: Automotives	7.0	5.9	18.1	6.2	0.6	1.5	26.4	76.3	3.5	3.2	3.7	3.5
thereof: Oil and gas	5.6	4.8	15.3	5.3	9.9	16.8	20.2	54.6	4.3	3.7	4.3	4.1
thereof: Utilities	5.2	4.4	16.3	5.6	8.1	15.9	9.2	17.3	4.5	3.4	4.7	3.9
thereof: Consumer Goods	11.4	9.7	28.1	9.7	1.7	4.1	13.4	27.2	4.0	3.5	4.1	3.9
thereof: Steel, Metals and Mining	3.5	3.0	8.2	2.8	1.6	4.2	9.0	22.3	3.9	3.7	4.2	4.1
thereof: Chemicals	3.1	2.6	10.4	3.6	0.7	3.2	4.0	13.2	4.5	3.7	4.7	4.3
thereof: Retail	10.5	8.9	19.3	6.6	0.4	0.7	8.2	14.7	4.4	4.1	4.5	4.3
thereof: Conglomerate	5.6	4.8	7.4	2.5	1.9	2.3	7.9	10.7	4.0	4.1	4.8	4.8
thereof: Construction	4.1	3.5	9.2	3.2	0.9	2.2	3.6	7.8	4.6	4.4	4.8	4.7
thereof: Others[2]	52.0	44.2	127.6	43.9	5.4	10.4	16.9	43.0	4.6	3.8	4.8	4.4
In the scope of net-zero targets
Oil and Gas (Upstream)			9.6			13.0		34.8		3.1		4.0
Power Generation			11.8			13.7		15.2		3.2		3.8
Automotives (Light Duty)			7.7			0.5		37.5		2.2		2.6
Steel			2.2			2.0		3.4		3.7		4.4
Coal Mining			1.2			0.8		4.9		3.0		3.0
Cement			0.3			0.4		0.2		2.2		3.0
Shipping[3]								−		−		−
Commercial Aviation[3]			−			−		−		−		−
Total loans secured by real estate	240.6	100			N/A				N/A
thereof: Secured by non-residential RE	69.1	28.7			N/A				N/A
thereof: Secured by residential RE	171.5	71.3			N/A				N/A
thereof: EU	166.4	97.0			2.2				4.1
Germany	153.2	92.1			1.9				4.1
Italy	4.2	2.5			0.1				4.6
Spain	6.4	3.8			0.2				3.0
Rest of EU	2.6	1.6			0.1				5.0
thereof: Outside of EU	5.1	3.0			N/A				N/A

1 Securitized aviation loans are excluded as the PCAF Standard cannot be applied

2 As of year-end 2024, Others’ financed emissions were driven by the following sectors: Aerospace and Defense, Healthcare and Pharma, Technology, Transportation, Other Corporates, Services, Leisure, Media, Telecoms, Leasing and Rental, and General Trading Companies (Japan)

3 Deutsche Bank will publish in next year’s report

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	Dec 31, 2023
	Loan Exposure				Financed Emissions				PCAF Data Quality Score (5 = lowest)
					Scope 1&2, MtCO2e/y		Scope 3, MtCO2e/y3		Scope 1&2		Scope 3[3]
	Outstanding		Total Commitments		Outstanding	Total Commitments	Outstanding	Total Commitments	Outstanding	Total Commitments	Outstanding	Total Commitments
	€ bn.[1]	%	€ bn.	%
Total corporate industry loan exposure	101.2	100.0	261.1	100.0	28.1	63.5	137.5	392.0	4.3	3.7	4.5	4.2
thereof: Manufacturing and Engineering	10.3	10.2	28.5	10.9	0.8	3.0	19.0	108.0	4.3	3.8	4.5	4.2
thereof: Automotives	7.4	7.3	18.3	7.0	0.5	1.4	31.4	83.4	3.4	3.3	3.8	3.7
thereof: Oil and gas	7.0	6.9	14.9	5.7	12.1	16.4	28.8	53.5	4.3	3.8	4.5	4.2
thereof: Utilities	4.1	4.1	17.5	6.7	4.2	18.6	3.4	20.7	3.9	3.1	4.2	3.8
thereof: Consumer Goods	11.1	11.0	26.2	10.1	1.4	3.9	12.5	24.3	4.0	3.6	4.2	3.9
thereof: Steel, Metals and Mining	3.9	3.9	7.4	2.8	2.3	3.8	9.3	19.6	3.9	3.8	4.2	4.2
thereof: Chemicals	2.9	2.9	10.8	4.1	1.0	3.8	3.8	15.3	4.3	3.8	4.7	4.4
thereof: Retail	8.8	8.7	17.0	6.5	0.3	0.6	7.1	12.7	4.4	4.1	4.5	4.4
thereof: Construction	3.6	3.6	9.0	3.4	1.0	2.9	2.9	7.2	4.6	4.4	4.8	4.7
thereof: Aerospace and Defense	0.4	0.4	4.1	1.6	0.0	0.1	0.8	8.9	4.4	2.7	4.6	3.8
thereof: Others[2]	41.6	41.1	107.4	41.1	4.4	8.9	18.5	38.5	4.5	3.8	4.7	4.4
In the scope of net-zero targets
Oil and Gas (Upstream)			9.4			13.4		33.5		3.4		4.1
Power Generation			13.3			16.2		17.9		2.8		3.6
Automotives (Light Duty)			7.7			0.4		40.6		2.3		2.8
Steel			2.0			1.7		5.5		3.8		4.6
Coal Mining			1.4			0.6		6.0		2.7		2.7
Cement			0.3			0.6		0.3		2.5		3.2
Shipping			0.9			1.4		0.5		4.5		4.8
Commercial Aviation			1.7			1.1		0.7		2.5		3.5
Total loans secured by real estate	246.5	100.0			N/A				N/A
thereof: Secured by non-residential RE	69.5	28.2			N/A				N/A
thereof: Secured by residential RE	177.1	71.8			N/A				N/A
thereof: EU	172.6	97.5			2.5				4.1
Germany	158.1	91.6			2.1				4.2
Italy	4.8	2.8			0.1				4.6
Spain	6.3	3.6			0.2				3.3
Rest of EU	3.3	1.9			0.1				5.0
thereof: Outside of EU	4.5	2.5			N/A				N/A

1 Securitized aviation loans are excluded as the PCAF Standard cannot be applied

2 As of year-end 2023, Others’ financed emissions were driven by the following sectors: Conglomerate, Other Corporates, Technology, Transportation, Healthcare and Pharma, Services, Leisure, Media, Telecoms, Leasing and Rental, and General Trading Companies (Japan)

3 Prior year’s comparatives aligned to presentation in the current year

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Corporate Lending Portfolio

On a loan outstanding basis, Scope 1 and 2 financed emissions increased year-on-year from 28.1 to 32.0 MtCO2e/y while Scope 3 financed emissions decreased year-on-year from 137.5 to 135.1 MtCO2e/y. On a total corporate lending basis, Scope 1 and 2 financed emissions increased year-on-year from 63.5 to 64.7 MtCO2e/y and Scope 3 financed emissions increased year-on-year from 392.0 to 427.8 MtCO2e/y. Despite Scope 1, 2, and 3 financed emissions increasing year-on-year, Scope 1, 2 versus 3 economic intensities have decreased by 8.3% and 1.9% respectively as total loan commitments have increased 11% year-on-year of which roughly one-quarter can be explained by FX translation effects from 2023 to 2024.

The inclusion of the bank’s client’s Scope 3 emissions for the first time has changed the top three sector rankings - Manufacturing and Engineering, Automotives, and Oil and Gas - where for the first and second sectors, their high emissions are driven by their total expected lifetime emissions of their sold products.

In terms of year-on-year changes, the Utilities sector has been notable as its Scope 1 and 2 financed emissions decreased by 2.7 MtCO2e/y and its economic intensity decreased by 8.0% which was driven by the movement of a single large client. In terms of Scope 3 financed emissions, the Manufacturing and Engineering sector increased by 33 MtCO2e/y year-on-year and its economic intensity increased by 22% year-on-year which was mainly driven by a single client with a high emission intensity due to the lifetime emissions of its products sold in the power generation sector. Products sold in this sector such as gas turbines are tracked via the bank’s Net-Zero Target Framework which covers power generation clients that operate gas power plants assets.

On a total loan commitment basis, the following factors can explain year-on-year changes in Scope 1, 2 and 3 financed emissions:

– For Scope 1 and 2 financed emissions, due to the general rise of Enterprise Values (including Cash) (EVICs) from 2022 to 2023, client-specific emission factors decreased which led to a financed emissions reduction of 1.4 MtCO₂e/y. For Scope 3 financed emissions, the same effect also led to a financed emissions reduction of 2.1 MtCO₂e/y

– Data quality improved year-on-year which led to a financed emissions decrease of 0.1 MtCO₂e/y for Scope 1 and 2 and an increase of 8.7 MtCO₂e/y for Scope 3 financed emissions

– Year-on-year FX translation effects of euro-equivalent loan exposures led to a financed emissions increase of 0.9 MtCO₂e/y and 9.2 MtCO₂e/y for Scope 1 and 2 versus Scope 3 financed emissions, respectively. This is due to the U.S. dollar strengthening against the euro between year-end 2023 and year-end 2024

– The remaining factor is client portfolio effects which contributed to increases of 1.9 MtCO₂e/y for Scope 1 and 2 financed emissions and 20.0 MtCO₂e/y for Scope 3 financed emissions

Residential Real Estate Portfolio

As of year-end 2024, financed emissions for the European residential real estate portfolio amounted from 2.5 to 2.2 MtCO2e/y with an energy intensity reduction from 13.7 to 13.04 kgCO₂e/m²/y. The lower financed emissions in 2024 are mainly driven by the reduced volume size of the mortgage portfolio. The combination of regular repayment and lower loan-to-values reduce the bank’s part of financed emissions.

Methodological notes

Financed emissions of the corporate loan portfolio:

– This bank follows the Partnership for Carbon Accounting Financials (PCAF) Standard, Part A (2022), where more technical information can be found in the public domain given its open-source status. In particular, the financed emissions approach for the corporate loan portfolio follows Chapter 5.2

– Deutsche Bank focuses on corporate lending within: (i) loans at amortized cost and (ii) irrevocable and revocable lending commitment as found in the Risk Report section of Deutsche Bank’s Annual Report. As of year-end 2024, loans at amortized cost and irrevocable and revocable lending commitment were € 484.6 billion and € 269.7 billion respectively.

– If corporate lending is judged to ultimately facilitate a primary issuance and is covered by a sector tracked by the net zero target framework, then such corporate lending is considered as part of the facilitated emissions methodology and hence excluded from financed emissions calculations

– Corporate lending is identified according to Deutsche Bank’s internal sectoral classifications. The bank excludes all lending to financial institutions, public sector, real estate, and securitizations

– Scope 1, 2, and 3 financed emissions are calculated on a total loan commitment basis so as to align with the approach used for the bank’s decarbonization targets

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– The financed emissions figures rely on client-specific data as well as proxy emissions factors. Scope 1 and 2 client-specific emissions data is sourced from MSCI and is always reported data from the client. Scope 3 client-specific emissions data is sourced from MSCI and can be either reported or estimated using MSCI’s proprietary logic. Scope 1 and 2 proxy emission factors are sourced from PCAF and use the 2019 Exiobase dataset (Exiobase v3.7, base year 2015) version as recommended by PCAF given these proxies were used in the baseline reference year. Scope 3 proxy emission factors are internally built sector-country averages based on client-specific emissions data (reported and estimated) from MSCI

– Enterprise Value including cash (EVIC) is used as the denominator of the PCAF attribution factor and sourced from MSCI

– Scope 3 financed emissions estimates are expected to remain volatile due to factors outside of the bank’s control such as: (i) the evolution of clients’ EVIC, as well as (ii) the inclusion of total expected lifetime emissions from products sold which are significantly higher in sectors related to manufacturing activities, for example

– Differences in Scope 3 financed emissions estimates can arise for the Oil and Gas and Coal Mining sectors between the bank’s ‘Financed Emissions: Scope 3 Category 15’ versus the Net-Zero Target Framework. This can be explained by: (i) different coverage of Scope 3 categories; or (ii) different coverage of sub-sectors; or (iii) differences in Scope 3 emission factor estimates due to differing approaches in terms of methodology and/or dataset

– There is no correction attempted for the possibility of emissions double-counting (or more) as a result of introducing clients’ Scope 3 emissions (alongside their Scope 1 and 2 emissions) in financed emissions calculation

– PCAF Data Quality scores are calculated according to the rules outlined in the PCAF Standard and reflect the extent to which sectoral proxy estimates were utilized in the calculation of financed emissions. They are an indication of the challenges that the bank and the industry still face with getting access to consistent and audited client-specific climate risk data. Methodology and data changes may significantly impact the estimates over time

– As of year-end 2024, the share of primary data used for the calculation of Scope 1 and 2 was 41%, and 17% for Scope 3 financed emissions, on a total loan commitment basis. Primary data is defined as data which is flagged as “reported” by MSCI that the bank uses to source emission data

– Client-purchased offsets (certificates based on GHG reductions, permits, and/or avoidance schemes) are not taken into account in financed emissions calculations

Financed Emissions of Residential Real Estate:

– Deutsche Bank identifies loans collateralized by residential real estate based on the Financial Reporting (FinRep) definition in accordance with the EZB-Regulation on reporting of regulatory financial information

– Financed emissions and emissions intensity of Deutsche Bank’s European residential real estate portfolio are calculated by applying a model-based approach, incorporating Energy Performance Certificates (real and proxied), real estate collateral data, decarbonization scenarios, DENA and PCAF data. Based on the PCAF methodology, Deutsche Bank restricts the transition risk metrics to financed emissions and emissions intensity which are defined by the proportion of the collateral linked to the outstanding loan amount

– The Net Zero projections towards 2050 are performed by deploying the International Energy Agency (IEA) decarbonization scenarios as well as country specific Carbon Real Estate Monitor (CRREM) pathways

– The PCAF Data Quality scores are calculated according to the instructions for mortgages as outlined in PCAF’s The Global GHG Accounting and Reporting Standard Part A: Financed Emissions (Second edition, December 2022) and incorporates the usage of EPC data (i.e., CO₂ values). The scores reflect the extent to which proxy estimates were utilized i.e., PCAF DQ score 2 is applied if the available EPC contains the respective CO₂ value, whereas estimation of CO₂ values based on real EPC data result in a PCAF DQ score of 3. A PCAF DQ score 4 is linked to CO₂ values being estimated by the above-mentioned model-based approach. PCAF DQ score 5 is assigned if none of the above apply. In the final stage, after assigning the PCAF DQ score, the average score per counterparty domicile (Germany, Italy, and Spain) is calculated, weighted by the outstanding gross carrying amount

– The share of primary data used for the calculation of financed emissions is 5.5% on an outstanding gross carrying amount basis. Primary data is defined as utilizing actual EPC data without proxy which reflects a PCAF Data Quality score of 2

Other metrics used to monitor climate-transition risks

The bank uses additional global and sector-specific key performance indicators to monitor and steer climate risk across its portfolios. Examples of these indicators are Scope technology mixes, and the share of clients with reported net-zero targets.

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Climate physical risk for real estate assets

Climate physical risks for real estate assets are assessed using S&P physical exposure score data for eight hazards (coastal flooding, riverine/fluvial flooding, tropical cyclone, extreme heat, extreme cold, wildfire, drought, and water stress) across four scenarios (low, medium, medium-high, and high risk). To estimate the overall exposure to physical climate risks, Deutsche Bank utilizes composite hazards scores and the medium-high risk scenario (a limited mitigation scenario in which total greenhouse gas emissions double by 2100 and global average temperatures rise between 2.8°C and 4.6°C by 2100). For the purpose of public disclosures, Deutsche Bank considers the fluvial flood, coastal flood and tropical cyclones as acute risk and maps water stress, drought, wildfire, extreme heat and extreme cold as chronic risk.

Only a small proportion of the bank’s European residential real estate portfolio is deemed vulnerable to acute or chronic physical risks as the physical risk factors for Europe are significantly lower than in other parts of the world. Furthermore, residual risk remains low for the European residential real estate portfolio owing to the insurance coverage of private clients, additional all-risks insurance for Germany (Deutsche Bank as an issuer of covered bonds is obliged to have this insurance in place), and national protection schemes in Italy and Spain.

A summary of exposures to chronic and acute physical risks is provided in the table below.

Loan exposure to physical risks of the Residential Real Estate portfolio

Country	Dec 31, 2024
	Loan exposure, Outstanding € bn
	Total	Chronic	Acute
EU	166.4	18.1	0.6
thereof: Germany	153.2	14.7	0.3
thereof: Spain	6.4	2.3	0.0
thereof: Italy	4.2	1.2	0.2
thereof: Rest of EU	2.6	0.0	0.0
Non-EU	5.1	0.2	1.6

Country	Dec 31, 2023
	Loan exposure, Outstanding € bn
	Total	Chronic	Acute
EU	172.6	4.4	1.3
thereof: Germany	158.1	2.0	0.9
thereof: Spain	6.3	1.0	0.0
thereof: Italy	4.8	1.1	0.1
thereof: Rest of EU	3.3	0.3	0.3
Non-EU	4.5	2.1	1.8

The continuous enhancements to processes, refinement of methodology and forward-looking information can result in changes to exposures subject to physical risks.

Nature-related (or other-environmental) risks

Industry standards and methodologies in relation to nature risk identification, monitoring and target setting are at an early stage of development. While not considered material for the 2024 DMA assessment, recognizing the increasing importance of these risks to the bank and its stakeholders (from regulators and supervisors to investors and clients), Deutsche Bank developed an in-house approach for the identification of exposures potentially vulnerable to nature-related risks.

Deutsche Bank’s analysis of nature-related risks focuses on four different types of nature loss: (i) terrestrial biodiversity and habitat loss; (ii) water depletion; (iii) marine ecosystem degradation; and (iv) ecosystem degradation from waste and pollution. This classification allows the bank to capture in its assessment most of the pressures on nature from human activities, as listed by the Science Based Targets Network (SBTN) and ecosystem services of the ENCORE tool.

The bank identifies exposure to each of the four types of nature loss based on a waterfall approach that considers:

– A client-level assessment, based on the relevant environmental ratings, when available

– A sector and country assessment, which identifies companies active in sectors with high impact or high dependency on nature that are domiciled in vulnerable countries

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For the sector-level assessment of impacts, the bank utilizes the Sector Materiality tool of the Science-Based Target Network due to its consideration of indirect, upstream value chain impacts. The ENCORE tool is used for the assessment of sector dependencies. For the assessment of country vulnerability, the bank uses different sources for each of the nature loss types in its analysis. The table below reports the exposures identified as potentially vulnerable to Nature risks according to this approach:

Loan exposure to nature-related risks of the corporate lending book

	Dec 31, 2024
	Loan Exposure, Outstanding € bn
Nature loss type	€ bn.	% of portfolio	o/w identified through client level data	o/w identified through client level data (%)
Total corporate industry loan exposure	117.7	100.0	N/A	N/A
thereof: Water depletion	18.9	16.1	1.9	10.1
thereof: Terrestrial biodiversity and habitat loss	12.7	10.8	3.6	28.5
thereof: Ecosystem degradation from waste and pollution	9.9	8.4	5.0	50.0
thereof: Marine ecosystem degradation	6.5	5.5	4.1	63.2

	Dec 31, 2023
	Loan Exposure, Outstanding € bn
Nature loss type	€ bn.	% of portfolio	o/w identified through client level data	o/w identified through client level data (%)
Total corporate industry loan exposure	101.2	100.0	N/A	N/A
thereof: Water depletion	17.3	17.1	2.2	12.7
thereof: Terrestrial biodiversity and habitat loss	11.6	11.5	4.6	39.2
thereof: Ecosystem degradation from waste and pollution	9.2	9.1	5.5	60.2
thereof: Marine ecosystem degradation	6.4	6.3	4.7	74.0

The increase in exposure to nature risks (between +1.5% YoY for Marine, to +9.2% YoY for Water depletion) is lower than the overall growth of the in scope portfolio in the period +16.3% YoY (from € 101.2 to € 117 billion).

As the same client can be exposed to risks related to different nature loss types, the amounts in the table above are not additive. Total exposure to clients identified as vulnerable to at least one nature risk type is € 30.6 billion.

Exposures presented in the table above were calculated using the same approach used for the bank’s 2023 disclosures. The bank is currently in the process of reviewing its approach to risk identification as methodologies and data evolve rapidly.

After participating in the consultative forum of the Task Force on Nature-related Financial Disclosures (TNFD) in 2023, the bank continues to be highly engaged with the industry around nature, and participates to initiatives including the PRB Nature working group and the Nature Expert Group of the Institute of International Finance.

Current and anticipated financial effects from material physical and transition risks

No material financial effects from physical and transition risks were observed during the fiscal year 2024. Anticipated future financial effects from climate risks are discussed in the “Resilience of the bank” sub-chapter of the “Climate change” chapter within this Sustainability Statement. In its first year of implementation of the EFRAG standard, the bank has made use of the phase-in option of ESRS 1 - Appendix C, with regards to the more detailed requirements stipulated by ESRS E1-9 on the topic.

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Client portfolios in Asset Management

Governance

For more information pertaining to sustainability strategy and governance at Deutsche Bank’s Asset Management division, DWS, please refer to the chapters “Sustainability Strategy” and the sub-chapter “Sustainability Governance” in the “Governance” chapter within this Sustainability Statement.

Strategy

ESRS E1-1

Deutsche Bank’s Asset Management division (DWS) intention is to become climate-neutral by 2050, in line with the Paris agreement, both at the operational and portfolio level.

In 2024, DWS published climate transition plan-related information across multiple documents including its Net Zero Annual Disclosure and its TCFD-aligned Climate Report. However, DWS has not published a standalone climate transition plan.

DWS will continue to monitor the developments on evolving market standards concerning appropriate disclosures on climate transition plans. This will inform its approach and timing going forward.

Impact, risk and opportunity management

ESRS E1-2, ESRS E1-3

DWS´s Net Zero thematic engagement program was initiated in 2021 as part of the commitment to the Net Zero Asset Managers initiative and the selection criteria for engagement with investee companies have been refined over the past years.

In 2024, for Net Zero thematic engagement, DWS identified a number of investee companies from High Climate Impact Sectors based on several climate-related criteria. These included their involvement in thermal coal activities, as well as their contribution to the overall weighted average carbon intensity (WACI) of DWS´s Net Zero in-scope portfolios, with additional consideration for companies in certain sectors with material Scope 3 emissions intensity. The entities whose investee companies are in scope for Net Zero engagement are DWS Investment GmbH, DWS International GmbH, DWS Investment S.A. and DWS CH AG.

As a result of the refined selection method, DWS sent 30 Net Zero thematic engagement letters to new companies, as well as to companies that had previously not responded to DWS´s requests.

In 2024, DWS conducted thematic net-zero engagements. The majority of these meetings were follow-ups primarily aimed at assessing the companies’ progress on implementing their climate strategies, setting science-based targets, and enhancing the transparency of their disclosure in line with international standards.

DWS has the following list of policies to support its Portfolio Net Zero approach:

ESG Integration Policy: The policy defines and governs the incorporation of sustainability risks and opportunities into DWS´s Active investment processes. For more details, please refer to “Sustainable Finance – Asset Management” chapter of this Sustainability Statement.

Proxy Voting Policy: The EMEA Proxy Voting Policy outlines DWS´s proxy voting guidelines and offers detailed information regarding under which circumstances DWS would vote against certain agenda items at investee company annual general meetings (AGM) for example voting on climate-related proposals. For more details, please refer to the “Sustainable Finance – Asset Management” chapter in this Sustainability Statement.

Coal Policy: The DWS Coal Policy follows on from DWS´s Net Zero commitment and is designed to reduce investments in and funding of thermal coal-related activities. In-scope products of the policy are restricted from investing in Coal developers and companies with coal share of revenues greater than 25%. In addition, the policy seeks a complete phase out of thermal coal use from EU/OECD countries by 2030 and rest of the world by 2040.

Global Sustainability Framework for DWS Private Real Estate Investment Management: The Global Sustainability Framework (GSF) for DWS Private Real Estate Investment Management sets out key principles and processes concerning DWS Private Real Estate’s approach to consideration sustainability in the private real estate investment management. For more details, please refer to the “Sustainable Finance – Asset Management” chapter of this Sustainability Statement.

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Metrics and targets

ESRS 2 MDR-M, ESRS 2 MDR-T

As a signatory to the NZAM initiative, in 2021 DWS set itself an interim 2030 target of reducing the WACI of its in-scope assets under management by 50% relative to the baseline year of 2019, on an inflation-adjusted basis.

In January 2025, NZAM launched a review of the initiative to ensure NZAM remains fit for purpose in the new global context. As the initiative undergoes this review, it has suspended its activities. DWS aims to regularly review its approach to reflect changing regulatory, market and client developments as appropriate. In that context, DWS seeks to also consider the final outcomes of the NZAM review.

DWS applies the inflation-adjusted WACI instead of the standard WACI to strip out the effect of price increases from the decarbonization metric. Otherwise, a nominal increase in revenues due to inflation would lead to a reduction in the financial carbon intensity of companies, although there is no decarbonization in real terms. The surge in inflation in recent years has highlighted the importance of adopting this approach.

In the 2019 baseline, the WACI amounted to 170.2 tons of CO2 equivalents per million $ of revenue (“tCO2e/mn$”). In 2022, this has changed to 101.4 tons of CO2e/mn$. Stripping out the effect of inflation, this amounts to an inflation-adjusted reduction of 33.6% over three years.

Due to a lag in reporting and availability of emissions data, these calculations are based on DWS´s portfolio holdings as of year-end 2023 using the emissions data from the previous year of those respective holding companies, which is 2022. Similarly, the baseline figure was based on year-end 2020 portfolio holdings and 2019 emissions.

The change in WACI of DWS´s portfolios is the combined result of three main underlying effects:

– Changes to portfolio holdings due to fund flows, market movements, or other portfolio considerations

– Changes to the carbon intensity of holding companies themselves

– Changes to the product mix, i.e. existing products being closed or new product launches

The 33.6% inflation-adjusted cumulative decrease in WACI over the first three years represents significant progress towards DWS´s 50% reduction target by 2030. However, in the short-term, the WACI metric can be affected by external factors like security price movements and client flows that are beyond the control of DWS and its investee companies. As these factors can introduce volatility to the metric on a year-on-year basis, DWS does not expect the path of WACI reduction to follow a linear trend. This short-term volatility notwithstanding, DWS remains committed to its 2030 interim target of a 50% inflation-adjusted WACI reduction.

In 2024, the absolute scope 3 portfolio emissions (in tCO2e) excl. Sovereigns was 26,046,373 and the absolute scope 3 portfolio emissions (in tCO2e) for sovereigns was 23,655,494.

The absolute financed emissions provided are calculated for DWS´s holdings in the asset classes of equities, corporate bonds (including use of proceeds bonds), sovereign debt and direct real estate. Financed emissions from holdings in sub-sovereign debt, fund of fund holdings, investments in real estate debt and Illiquid infrastructure equity and debt investments are not included in this calculation.

Data for emissions of holdings in liquid investments i.e. equities and corporate and sovereign bonds is sourced from third-party data providers. These include emissions of CO2 as well as several other greenhouse gases converted to their CO2 equivalent using their 100-year Global warming potential. For most of DWS´s AuM, the emissions data provided by data vendors is based on the numbers reported by the issuer, while the rest is estimated by the data provider according to their methodology.

DWS´s apportioned emissions are calculated using an attribution factor determined by the ratio between its outstanding holdings (numerator) and either Enterprise Value Including Cash for corporate issuers or GDP for sovereign issuers (denominator).

Scope 1 and 2 emissions of DWS´s holding companies are included, while the scope 3 emissions are not. For sovereign debt, the Scope 1 emissions reported include Land Use, Land Use Change and Forestry.

Financed emissions for DWS´s direct real estate holdings are calculated according to Global Real Estate Sustainability Benchmark, which is aligned with Partnership for Carbon Accounting Financials, and Carbon Risk Real Estate Monitor. DWS reports financed emissions for its entire real estate holdings including residential and not just commercial real estate. However, emissions for real estate debt portfolios are not included in its reporting.

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Deutsche Bank
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Social

Deutsche Bank places strategic importance on social aspects. This includes the social dimension of its sustainable finance and ESG investment volumes, the fostering of a diverse and qualified workforce, attractive working conditions, a strong focus on client centricity and adherence to human rights.

The global network

FTE per region
Numbers may not add up due to rounding

35,160
Germany
7,991
Americas
17,672
Europe excluding Germany
28,930
Asia-Pacific, Middle East and Africa

89,753
Total FTE

7,911
Part time employees (in FTE)

56
Countries represented

160
Nationalities

16,032 Corporate Bank

7,998 Investment Bank

24,879 Private Bank

4,575 Asset Management

36,269 Infrastructure

Facts and figures 2024

526
talent acceleration programs participants cross-divisional

1.76m
total training hours

33%
women in Corporate Titles Managing Director, Director, Vice President

67
net promoter score Private Bank Germany (after interaction)

38.8%
global unadjusted gender pay gap (impacted by business model and geography)

69.89%
culture pulse index (average favorability score)

67%
commitment score according to the People Survey

53
net promoter score Asset Management (Top 170 clients)

284

Deutsche Bank
Annual Report 2024

Social Information

Own workforce

Deutsche Bank’s own workforce is pivotal to achieving the bank’s corporate strategy, as its business model largely relies on its engaged and capable workforce, their ideas, skills, commitment, and well-being. The excellence and dedication of the bank’s employees is key in offering expert advice to Deutsche Bank clients, creating innovative solutions tailored to their needs, and delivering high quality products to ensure their financial security and lasting success. The increased pace of change driven by technology, globalization, sustainable growth, and customer demands places professional workforce management, organizational capabilities, the offering of attractive working conditions and equal access to opportunities at center stage, as described in the following chapter. In this chapter, the term own workforce in the sense of the ESRS S1 covers employees as well as so-called non-employees, as defined in the sub-chapter “Characteristics of non-employees in Deutsche Bank’s own workforce”.

Governance

ESRS 2 GOV-2

The Global Head of Human Resources of Deutsche Bank Group is accountable for all Human Resources (HR) matters of Deutsche Bank. The position holder oversees Group HR comprised of HR central product teams, regional HR teams and divisional HR teams with solid reporting lines. The Global Head of Human Resources represents HR matters in relevant committees of the bank. The position holder defines and coordinates the Group's HR strategy and the related priorities, while ensuring that it is aligned to, and supportive of Deutsche Bank Group strategy and complies with relevant regulations and laws in all of the markets in which it operates, including anti-discrimination laws.

The Global Head of HR reports to the Management Board member acting as Chief Operating Officer, with whom the Global Head of HR has regular meetings to discuss material HR-related topics. The Global Head of HR is advised and supported by the Global HR Leadership Team which consists of the bank’s Global Head of HR himself, divisional, product, and regional HR heads. In 2024, the Global HR Leadership Team has been realigned to HR’s strategic priorities through reshaping existing responsibilities and further emphasizing areas of importance, such as Sustainability, Culture, Talent Sourcing, and HR Strategy, as well as through several new appointments to the Global HR Leadership Team.

The bank’s monthly HR Controls Dashboard monitors employment practices risks as well as HR’s operating performance in managing these risks, in line with the bank’s Non-Financial Risk Management Framework and provides an overview of relevant control indicators regarding the employee life cycle. The results are presented to the bank’s Global Head of HR and the Global HR Leadership Team. Supported by the Global HR Leadership Team’s advice, the Global Head of HR decides whether a matter needs to be reported to the Management Board member responsible for HR and/or in turn the Management Board and which remediation actions are applied.

Strategy

ESRS 2 SBM-1, ESRS 2 SBM-2, ESRS 2 SBM-3, ESRS S1-1

The bank’s people strategy derives from Deutsche Bank’s corporate strategy and Global Hausbank ambition and is aligned to Deutsche Bank’s purpose. The bank’s people strategy reflects market developments and societal trends and evolves in consultation with various internal as well as external stakeholders, such as regulators, trade or employers’ associations. It considers the interests and views of its own workforce based on the assessment of own workforce related material impacts, risks and opportunities arising from Deutsche Bank’s people-centered business model. The own workforce related impacts, risks and opportunities that are considered material are the provision of fair and attractive working conditions and an inclusive working environment which fosters equitable treatment and opportunity for all. The assessment of impacts, risks and opportunities that relate to the bank’s own workforce are annually reviewed in close cooperation with stakeholders to ensure that potential changes are accurately reflected in the strategy.

Considering the insights from its stakeholders, the HR function drives Human Capital Management, sets out a comprehensive people strategy and derives a functional HR strategy, which helps the bank to secure its core competencies in the long term and to attract and retain the employees it requires. Only with highly committed employees with the right and diverse skills and capabilities in the right place at the right time will the bank be able to fulfill its purpose and strategic objectives.

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Deutsche Bank
Annual Report 2024

The people strategy is closely linked to the bank’s purpose and aspirational culture as a north star to empower employees with strong emphasis on behaviors and collaboration. The strategy focuses on employee excellence as well as leadership and puts emphasis on increased individual accountability within a streamlined governance structure to increase effectiveness. It aims to ensure a technology- and data-competent, high-performance workforce. The bank’s people strategy is set out to drive continuous and sustainable workforce transformation along changing business demands and societal impacts.

The people strategy is operationalized into a HR functional strategy as the master plan for the HR organization. With professional skills, knowledge, experience, creativity, and commitment the HR function aims to provide professional advice, excellent HR products and services to business divisions and infrastructure functions. In consideration of the economic and regulatory environment the bank operates in, HR aims to anticipate future developments and develop innovative HR concepts. The HR function recognizes and emphasizes leadership as key for employee growth as well as transformation and promotes a constructive dialogue between leaders and their employees. The HR functional strategy supports the bank’s ambition to become and remain employer of choice for existing and future employees. As the bank believes that talent is found everywhere and in wide variety, it is committed to attract diverse talent and ensure a working environment that is free of discrimination based on an individual’s race, color, sex, national origin, ethnicity, age, religion, disability, marital status, pregnancy, sexual orientation, gender identity and expression, citizenship or any characteristic protected by law.

Both the people strategy as well as the HR functional strategy are reviewed, at least annually, by the HR function in close cooperation with the global HR Leadership team and are refined if any need for revision or action is identified. Deutsche Bank uses policies, procedures, aligned with the laws and regulations in all of the markets in which it operates, including anti-discrimination laws, and implements respective actions as described in this chapter to implement its people strategy.

Impact, risk and opportunity management, metrics and targets

The material impacts, risks and opportunities for the bank’s own workforce relate to working conditions and diversity, equity and inclusion and are described in the following section, and, in further detail, including actions, metrics and targets, in the respective sub-chapters. Deutsche Bank through its HR function manages its material impacts, risks and opportunities related to its own workforce through policies and procedures as well as by defining and performing key actions and defining and monitoring metrics, including the material ones from ESRS S1, as well as entity-specific ones. With all these steps the bank aims to manage its workforce and achieve the intended working conditions and ensure equitable treatment and opportunities as outlined in all of the following sub-chapters of the “Own workforce” chapter. At least once a year the HR function reviews the impacts, risks and opportunities related to the bank’s own workforce to identify any need for revision of strategy and how it manages its own workforce and act upon it.

ESRS 2 SBM-3, ESRS S1-3, ESRS S1-4, ESRS 2 MDR-A

Deutsche Bank relies on a motivated workforce with excellent and diverse skills, with its employees thinking from the client perspective and reflecting the communities in which the bank operates. Therefore, it is pivotal to the bank to provide equal and fair opportunities and to ensure equitable treatment of its workforce and manage its related material impacts, risks and opportunities. The bank can have a positive impact on its employees’ engagement and retention as well as on the public by providing and promoting an inclusive working environment with fair compensation including non-financial benefits, attractive and accessible training offerings for all genders, and no tolerance of discrimination or harassment. Deutsche Bank has made a public commitment working towards gender equality and increasing the representation of diverse talent also in its leadership ranks, in part to reflect respective German legislation, otherwise this could lead to a negative impact.

Deutsche Bank has set itself specific goals to drive behavioral change, undertakes various actions and has received public recognition for its efforts. Being perceived as an inclusive employer presents an opportunity for the bank to attract diverse talents from the market to build a robust talent pool based on merit thus strengthening the excellence and diverse skillset among its employees required for the successful delivery of its business model and generating financial returns.

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Deutsche Bank
Annual Report 2024

Having an inclusive working environment with no tolerance for any form of discriminatory behaviors provides an opportunity as it creates an improved working atmosphere which supports attracting and retaining talent. Investing in employee initiatives presents Deutsche Bank with the opportunity for a nexus of Social Good and Good-for-Business. If the bank failed to ensure equal treatment and opportunities and to avoid discriminatory practices for its employees this would represent a risk, which could manifest in not meeting the bank's diversity goals, including the representation of diverse talent in senior management positions, as well as litigation costs or reputational damage to the bank. Besides that, a lack of an inclusive and attractive working environment and equal opportunities for all employees could lead to a risk of decreased employee engagement and financial underperformance. To mitigate this risk and the risk from demographic changes of filling positions when employees retire, the bank has put robust processes and measures in place to safeguard its own workforce against any form of discrimination, harassment or retaliation in the workplace and performs various actions to foster an inclusive working environment. Respective actions and targets as well as key metrics are described in the sub-chapter “Diversity, equity and inclusion” of this “Own workforce” chapter.

Fair and attractive working conditions are key to having engaged employees who feel supported and valued, so they can perform at their best and thrive in their careers. Deutsche Bank fosters positive impacts on its employees by assuring the freedom of association for its employees, maintaining a constructive dialogue with trade unions - including the conclusion of collective bargaining agreements - and actively enabling the representation of employees through workers’ councils. A lack of assuring the freedom of association for its employees or in recognizing the right to collective bargaining would lead to negative impacts not only on the bank’s employees but also on the bank’s reputation. By offering its employees effective and attractive training and development opportunities, based on regular performance feedback and in line with changing skill requirements, the bank promotes its employees’ excellence. This represents opportunities for increased engagement, productivity, realization of business potential and improved services towards its clients. Potential negative impacts on employees’ well-being may arise from lack of adequate working time as well as from insufficient work-life balance. To mitigate those potential negative impacts, the bank fosters employees’ well-being through a clear well-being strategy and broad benefit portfolio and is empowering employees to achieve a suitable work-life balance with appropriate working time, also through flexible working arrangements and the opportunity for family-related leave. Respective actions and the related target as well as key metrics are described in the sub-chapter “Working conditions” of this “Own workforce” chapter.

The HR function is responsible for defining and performing actions to achieve the intended working conditions and ensure equal and fair opportunities for its employees. At least once a year, the HR function assesses the impacts, risks and opportunities (IRO) related to its own workforce to identify any potential need for revision and action and to ensure that potential changes of the workforce-related IRO-assessment are accurately reflected in the strategy, and vice versa.

The disclosures of this “Own workforce” chapter cover all types and groups of employees, generally including employees’ representatives, as well as non-employees where applicable. The processes and sources to identify potential risks, including risks of harm, impacts and opportunities as well as required actions in response to actual or potential negative impacts in relation to the bank’s own workforce are described in the following sub-chapters “Processes for engaging with own workforce and workers representatives about impacts” and “Processes to remediate negative impacts and channels for own workforce to raise concerns”. These processes, as well as other data sources, such as workforce data on global or country level, enable the bank to identify potential impacts, risks and opportunities that relate to its own workforce, including specific groups of people, for example with particular characteristics or working in a particular context or in specific activities.

ESRS S1-1, ESRS 2 MDR-P

The bank’s policies and procedures serve as a means for Deutsche Bank to implement its people strategy and to manage its material impacts, risks and opportunities related to its own workforce. The policies and procedures are aligned with the laws and regulations in all of the markets in which the bank operates and are set out and revised in consultation with key policy stakeholders, in line with the bank’s Group-wide Policy on Requirements for Policies, Procedures, Key Operating and Framework Documents, which is approved by the Group General Council. In case of a material revision of the policy, the Global Portfolio Owners as well as the respective Subject Matter Experts of all affected units in the bank must be consulted. The people-related policies are developed by the respective HR function in consultation with the respective key policy stakeholders (depending on the scope of the policy, this could involve functions like Performance & Reward, Employment Relations, HR Risk & Control) and are aligned with applicable labor laws in the different jurisdictions in which the bank operates, including anti-discrimination laws. Moreover, workers’ representatives as key stakeholders are involved subject to their participation rights, for example the German Works Constitution Act (Betriebsverfassungsgesetz), and works agreements (Betriebsvereinbarungen) may be concluded, if applicable. HR’s global policies are approved by the Global Head of HR and reviewed at least annually. The policies are available to the bank’s employees and non-employees on the bank’s internal Policy Portal which is linked to the bank’s intranet start page. When a policy or procedure is newly issued or updated, a news article is published on the intranet, highlighting key changes, consequences, and contact point for questions. In addition, clear guidelines foster a safe functioning working environment for the bank's employees by providing clear guidance, for example in the form of key operating documents such as Instructions for Secure Data Handling – HR and Conflicts of Interest – HR.

287

Deutsche Bank
Annual Report 2024

ESRS S1-4, ESRS 2 MDR-A

Deutsche Bank undertakes a wide variety of actions to foster positive impacts and opportunities and mitigate potential negative impacts and risks. The bank’s actions are often global activities or programs that apply to all employees in all regions of the bank, like global learning offerings or leadership programs, but there are also actions which are specific to a region or division, for example apprenticeship programs or offering childcare offering in the bank’s major global hubs, as well as actions which are specific to certain employee groups, such as talent programs for female or Black employees. The implementation of these actions contributes to achieving the bank’s people strategy and targets, foster attractive and fair working conditions and provide and ensure equitable treatment and opportunities. Actions conducted by the bank have various time-horizons, from long-term, like the actions associated with the 35 by 25 program, with the evolution of the compensation and performance framework or with the establishment of new trainings, to occasion-related, one-time measures, such as the Ask me anything-session series. For planning and implementation of the bank’s actions, the required resources, such as working time of employees and/or financial budget, are allocated to the actions. The bank’s actions are described throughout the following sub-chapters on “Workforce management”, “Working conditions”, and “Diversity, equity and inclusion”. Progress of these actions and action plans, including those initiated in prior periods, are monitored by the bank by various qualitative and quantitative means, including metrics reported in the following sub-chapters and the results of the annual People Survey.

Processes for engaging with own workforce and workers’ representatives about impacts

ESRS S1-2, ESRS S1-1

Engagement with own workforce

The bank is committed to comprehensively reflect its employees’ views in decisions that may have an impact on its own workforce and provides various channels to engage with its own workforce directly to gain insights into their perception, potential concerns and positive or negative impacts that may affect them.

The central means of information gathering is the bank’s voluntary and confidential People Survey, which is facilitated to understand its employees’ perspectives around what the bank is doing well and where its employees perceive need for improvement. Deutsche Bank aims to gain a differentiated view across various areas and employee groups in the bank and to identify groups amongst its employees who may have a particular exposure to negative impacts. Therefore, survey results show regional and divisional cuts and result segmentation by further criteria, based on the voluntary and confidential option to answer demographic questions on topics such as age, gender and tenure, as well as, in certain geographies, on ethnicity and sexual orientation. By observing the participation rate in the survey, the bank also assesses the effectiveness of this channel. In 2024, the survey received its highest participation rate since 2011 with 65% (2023: 64%) of invited employees taking part, which, based on vendor feedback, is in line with the bank’s peers.

The People Survey measures progress on employee commitment (including intent to stay at the bank, pride, motivation, advocacy of the organization as an employer) and enablement (level of challenge and interest in work, degree to which employees can be productive) by asking all employees to provide feedback on a broad range of topics around the bank’s working conditions, such as communication, digitalization, diversity, equity and inclusion, ethics and speak up and resources. Employees are also asked about purpose and enjoyment at work and the degree to which they feel supported by the bank in achieving a reasonable balance between work life and personal life. The People Survey also provides insights into employees’ comfort to express their views freely and what helps or stops them expressing themselves. Employees can also use free text fields included in the survey to share improvement proposals or observations and thus use the survey to provide feedback on the positive and negative aspects of their working experience at the bank. In 2024 Deutsche Bank introduced a new academic partner to support the bank’s ambitions to further enhance insights through advanced analytics to gain more detailed, actionable insights to improve the employee experience.

A dedicated HR team prepares, continuously reviews, evolves, and runs the survey under the guidance of the Global Head of HR and with the Management Board’s approval. To protect employee confidentiality and facilitate open feedback, results are only reported at an aggregated level. The survey results are reported to the Management Board and the Group Management Committee to inform their decision making and associated actions. Survey results are also shared with the respective business divisions and infrastructure functions, which are required to plan improvement actions, if needed, as explained in the “Culture, integrity and conduct” chapter. The dedicated HR team ensures that insights from the results are considered in the continuous review and refinement of the bank’s people strategy.

The People Survey results show that feedback conversations (once a month or more frequently) make a positive difference to employees’ motivation and perceived productivity. As a result, in addition to the People Survey, HR administers a Culture Pulse survey three times per year to help the bank understand the frequency and quality of upward and downward feedback, team meetings, appreciation and the level to which employees encounter productive behaviors in their working environment. This survey results provides a Culture Pulse Index which is included in the balanced scorecard reporting. Key results of the people surveys are shared with the works councils and employees.

In addition to the surveys, a very direct channel of communication is available to all employees and non-employees in the bank’s workforce via the global intranet. Generally, all articles published can be liked via a button and commented via a free text field, with comments being visible to all. By monitoring the statistics of views and interactions with the articles e.g. through comments or evaluations of an article, the bank assesses the reach and the effectiveness of this channel. Moreover, employees can address their questions in the regular divisional and regional Townhall events. In 2024, a series of Ask me anything-sessions was run, where the Chief Executive Officer and members of the Management Board answered employees’ questions, which could be either pre-submitted or asked anonymously via a Questions & Answers functionality in the live session.

Engagement with workers’ representatives

Besides this direct engagement with the workforce, another important process in gaining insight into its employees’ perspective is the bank’s continuous dialogue with employee representative bodies with which the bank maintains an open and constructive exchange.

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Deutsche Bank
Annual Report 2024

Worldwide, the bank cooperates with employee representatives and their councils based on each country’s legislation. In Germany, for example, where the majority of the bank’s employees are based (42%), the Works Constitution Act (Betriebsverfassungsgesetz, BetrVG) governs the involvement of works councils by stipulating their rights and duties and by prescribing the cases and form in which employers are required to involve a works council. Works councils, whose members are elected every four years, represent employees’ interests through discussions and negotiations with Deutsche Bank. The bank’s executive employees have their own representative committee, which is likewise governed by German law (Sprecherausschussgesetz). Discussions with those representative bodies take place as required for implementing certain measures. Beyond that, the bank is in constant contact with employee representatives to maintain an internal dialogue and gather a sense of the employees’ views and their representatives’ perspective towards potential negative impacts on the bank’s employees. In Germany, the bank has concluded or updated several group works agreements in 2024, for example, on the refined Performance and Compensation Framework or Artificial Intelligence applications, as well as general or local works agreements, for example with regard to hybrid working arrangements.

Deutsche Bank employees are also represented on a European level. Based on the agreement on cross-border information and consultation of Deutsche Bank employees in the EU, concluded on September 10, 1996, the European Works Council represents employees working in all EU countries.

Processes to remediate negative impacts and channels for own workforce to raise concerns

ESRS S1-1, ESRS S1-3, ESRS G1-1, ESRS 2 MDR-P

Deutsche Bank has established a whistleblowing framework that is available to the bank‘s own workforce to raise concerns. This is to ensure that all concerns or perceived negative impacts on the bank's own workforce are brought to attention and actions can be taken if required. The framework is governed by the Group-wide, global Raising Concerns (including Whistleblowing) Policy, which is approved by the Group Chief Compliance Officer. The policy sets out the bank’s approach for raising concerns and applies to all employees and non-employees, as described in the chapter “Culture, integrity and conduct”. Deutsche Bank prohibits retaliation in any form against any individual because they raise concerns internally or externally, assist in raising a concern, or cooperate in an investigation into a concern.

In case grievances are raised, the relevant functions responsible for addressing the concerns are involved and handle and action them, including tracking the effectiveness of their actions. Grievances or complaints raised concerning any negative impacts on the bank’s own workforce or pertaining to misconduct of its own workforce, including Human Rights related concerns, are investigated by one of the bank’s relevant investigative functions, depending on the nature of the allegation. If any human rights related concerns are raised, Deutsche Bank’s Head of Human Rights must be informed. Justified and credible concerns trigger an investigation process that includes investigative steps, research, and consultation on the alleged concern. Depending on the outcomes of such due diligence, appropriate measures are agreed upon and implemented to remediate existing impacts. In every case where there is a potential disciplinary case to answer, the matter must be referred to HR and is handled in line with the global, Group-wide Performance, Consequences and Reward Policy and handled in accordance with local laws, with actions taken where appropriate by the HR team dedicated to employee relations. This is regardless of the channels these concerns are reported through, e.g., the Whistleblowing channels, the HR function, managers or any other channel. Follow-up actions may include but are not limited to, policy changes, process and control enhancements, lessons learned reviews or disciplinary measures, depending on the severity and circumstances, as described in the sub-chapter “Incidents and complaints” of the “Own workforce” chapter. The bank strives to make disciplinary decisions in a consistent and transparent way. Regular reporting on trends and themes of concerns as well as any action taken in consequence, e.g., disciplinary measures, is provided to the Global HR Leadership Team as well as the Culture, Integrity and Conduct governance team.

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Deutsche Bank
Annual Report 2024

To assess how effective and trusted by employees the bank’s channels to raise concerns are, the annual People Survey asks employees for voluntary and confidential feedback to gauge the awareness of employees of the channels to raise concerns and the confidence that a potential concern would be addressed effectively and handled confidentially by the bank. Within the survey itself, employees are directed via a link to the Raise a Concern page should they have a concernthey would like to raise. Results of the 2024 survey showed that employees continue to experience an environment that lives up to the bank’s standards with the vast majority feeling able to express themselves. The results also demonstrated that, while the number of employees having concerns is low, the vast majority would know how to raise a concern should they have one.

In addition to the People Survey and Culture Pulse Survey, the bank runs a voluntary and confidential Exit Survey of voluntaryleavers primarily designed to understand their reasons for leaving, their experience ofworking for the bank, and to identify potential exposure to negative impacts for potentially vulnerable groups among the bank’s employees. To assess the trust in and effectiveness of the channels,respondents of the Exit Survey are asked if they had any concerns they could have raised in the preceding twelvemonths, whether theyraised them or not, and if not, the reason for not raising it. Respondents are given the option of leaving contactdetails for confidential follow-up by a member of the bank’s independent Whistleblowing Central Function. The Whistleblowing Central Function conducts voluntary and confidential New Joiner and Speak-Up surveys at 30 and 90 days after an employee joins the bank, respectively. The content of these surveys is the same, but they are sent at different time intervals to proactively identify potential areas of concern, including those affecting potentially vulnerable groups. Like the Exit Survey, both surveys include questions relating to Speak-Up culture, awareness and raising concerns.

Employee feedback culture

ESRS S1-4, ESRS S1-5, ESRS 2 MDR-A, ESRS 2 MDR-T

Deutsche Bank puts care into hiring the right people, developing them, and ensuring they have the relevant skills. In turn, the bank’s employees need to be heard, included, recognized, cared for, and provided with positive leadership to foster a productive working environment, in which, strong relationships, open communication, and learning from feedback play an essential role.

As outlined in the sub-chapter “Processes for engaging with own workforce and workers representatives about impacts” of the “Own workforce” chapter, the bank uses confidential employee surveys and further channels to gather the different perspectives of its own workforce to understand what the bank is doing well and where it needs to make improvements.

A key element of the employee feedback culture is the annual People Survey which measures progress on employee commitment and enablement by asking all employees to provide feedback on a broad range of topics around the bank’s working conditions. Employee commitment encompasses the intent to stay at the bank, pride, motivation, as well as the advocacy of the organization as an employer. The commitment score decreased to 67% (excluding Russian Federation) from 70% in 2023. The enablement score decreased to 70% from 71% in 2023. The downward trend in the scores is influenced by the bank’s ongoing transformation activities. While pride in working for the organization is stable, other questions contributing to commitment such as intent to stay and advocacy of Deutsche Bank as an employer decreased. At the same time, the intrinsic motivation of the bank’s employees, their willingness to go above and beyond, remains at a very high level, indicative of a high-performance organization. The results from the People Survey are shared with the Management Board and Supervisory Board, which identifies key focus areas for action, and results are used to inform the mandatory divisional culture plans as part of the bank’s Culture, Integrity, and Conduct initiative. In 2024, the Management Board identified four key focus areas for the bank to address with targeted initiatives: Strategy and Transformation (e.g., process improvements and communication), Leadership (e.g., manager curricula), Sustainable Career Development (e.g., individual growth), and Performance and Feedback (e.g., sustainable performance culture).

Additionally, the bank runs a Culture Pulse survey three times a year to maintain a continuous understanding of important aspects of employees’ workplace perceptions. In 2024, feedback and productive behaviors in the working environment were taken into focus. The survey helps the bank understand the frequency and quality of feedback from managers to employees, team meetings, and the level to which employees encounter productive behaviors in their working environment. Results from the 2023 People Survey identified new areas of focus. On this basis, two new questions about continuous improvement and positive acknowledgement were introduced in 2024. The results provide a Culture Pulse Key Performance Indicator for which the Group-wide target for 2024 was 70%, as agreed by the Management Board, with a year end result of 69.89%.

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Deutsche Bank
Annual Report 2024

Goal for 2024 and development of the bank’s Culture Pulse Key Performance Indicator

	2024		2023
	Goal[1]	Result[2]	Result
Culture Pulse Index (in %)	70.00	69.89	73.84

1 Reflects goal for updated survey questions set for 2024

2 Excluding Russian Federation

The Culture Pulse Index for Deutsche Bank Group required a statistically significant year on year improvement on the baseline set at the end of 2023. The new question set, focusing on known areas for improvement, resulted in a lower baseline and a recalibrated Group goal for 2024. This Culture Pulse Index goal reflects the outcome that the bank strives to achieve with its working conditions and the respective policies, such as the Performance, Consequences and Reward Policy and the bank’s actions, as described in the sub-chapter “Working conditions” of the “Own workforce“ chapter. The expectation is that results are used by management teams to set the tone from the top on key behaviors and encourage their managers to think about their own behaviors. Results at the end of 2024 indicated a need to focus on positive acknowledgement and encouraging ideas for continuous improvement.

Further instruments to inform the feedback culture include the bank’s Exit Survey for voluntary leavers and the New Joiner Survey as well as very direct channels for feedback, as described above.

Workforce management

ESRS S1-1, ESRS S1-4, ESRS 2 MDR-P, ESRS 2 MDR-A

Deutsche Bank has various policies and procedures for the management of its own workforce which cover a wide range of HR topics across the employee life cycle. For example, global policies pertain to the bank’s hiring, such as the Hiring Policy which is described in the section “Hiring and turnover” of this “Own workforce “chapter, the Background Screening Policy, the Policy on the Assessment of the Suitability of Board Members, Branch Managers and Key Function Holders, the Off-boarding Policy as well as the Contingent Worker Policy, which is described in the section “Characteristics of non-employees”.

In addition, the HR function provides the business and infrastructure divisions with tools, frameworks and analyses that enable the bank to effectively manage its own workforce. Effective own workforce management plays a vital role in achieving transformational goals and includes supporting managers in performing their daily tasks, from recruitment to development and providing data driven insights to senior management, which will in turn support strategy as well as planning activity and enable better informed decisions. An important part of achieving this objective is continuous investment in technology and modern infrastructure. HR continues to develop and expand its state-of-the-art software for workforce analysis and planning – a strategic innovation to support the bank’s innovation and digital agenda. Managers are provided with people analytics and a workforce planning solution, based on pre-built, best practice questions about the workforce. This allows to predict various scenarios, present different options to executives and choose a path for achieving certain goals. To support Deutsche Bank’s global initiatives, regulatory needs, as well as strategy and planning, the bank’s overarching objective going forward is more evidence-based management of the bank’s people and workforce agenda. The bank moves continuously towards a forward-looking modeling and predictive analytics.

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Deutsche Bank
Annual Report 2024

Characteristics of Deutsche Bank’s employees

ESRS S1-6

As for the bank’s employees, roles can be differentiated into managerial and non-managerial roles as well as client-facing and non-client facing roles. Non-client facing roles are comprised of typical office-type work and can range from control functions to technology roles. Client-facing roles have direct interactions with clients and potential clients which often take place in Deutsche Bank branch locations. Apart from people with excellent client advisory skills, Deutsche Bank’s business model also strongly relies on highly qualified and diligent employees in its non-client facing and control functions.

At year-end 2024, Deutsche Bank decreased the number of employees by 723 (0.7%) year-on-year, from a headcount of 96,621 at year-end 2023 to 95,898 employees, mainly driven by reductions in Germany, United States of America, Great Britain and Italy, partly offset by increases in India.

Employees by gender

In 2024, gender distribution remains almost stable. In 2024 female share was 46.5% (2023: 46.3%). In 2024 male share was 53.5% (2023: 53.7%).

Employee headcount by gender: Deutsche Bank Group

	Number of employees (in headcount)
	Dec 31, 2024	Dec 31, 2023
Female	44,581	44,744
Male	51,309	51,871
Other[1]	6	4
Not reported	2	2
Total Employees	95,898	96,621

1 Gender as specified by the employees themselves

Employees by gender for countries representing at least 10% of its total employees

In 2024, gender distribution in Germany remains almost stable. In 2024 female share was 51.4% (2023: 51.6%). In 2024 male share was 48.6% (2023: 48.4%).

Employee headcount by gender: Germany

	Number of employees (in headcount)
	Dec 31, 2024	Dec 31, 2023
Female	20,719	21,468
Male	19,583	20,152
Other[1]	6	4
Not reported	0	0
Total Employees	40,308	41,624

1 Gender as specified by the employees themselves

In India, female share increased in 2024 by 1.1% to 41.3% (2023: 40.2%). The male share decreased by 1.1% to 58.7% (2023: 59.8%).

Employee headcount by gender: India

	Number of employees (in headcount)
	Dec 31, 2024	Dec 31, 2023
Female	9,335	8,494
Male	13,243	12,639
Other[1]	0	0
Not reported	0	0
Total Employees	22,578	21,133

1 Gender as specified by the employees themselves

292

Deutsche Bank
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Employees by country

The overall geographical footprint of Deutsche Bank remained stable. At year-end 2024, the biggest proportion (42.0%) of the bank’s employees was located in Germany, with India being the country with the second highest share of Deutsche Bank employees (23.5%), followed by Great Britain (8.1%) and the United States of America (8.1%).

Employee headcount by country

	Number of employees (in headcount)
Country	Dec 31, 2024	Dec 31, 2023
Germany	40,308	41,624
India	22,578	21,133
Great Britain	7,766	7,986
United States of America	7,743	8,047
Italy	2,970	3,176
Spain	2,357	2,427
Singapore	1,813	1,887
Romania	1,799	1,666
Philippines	1,369	1,386
Hong Kong	802	860
Switzerland	625	644
China	621	634
Belgium	496	523
Luxembourg	490	531
Netherlands	457	495
Poland	386	362
Japan	371	387
Australia	288	285
France	226	223
Indonesia	226	220
Malaysia	202	192
Brazil	202	170
United Arab Emirates	200	199
South Korea	195	189
Russian Federation	169	180
Ireland	169	160
Taiwan	144	120
Türkiye	109	115
Thailand	107	107
Vietnam	89	81
Pakistan	84	88
Austria	77	76
Hungary	74	67
Saudi Arabia	51	47
Sri Lanka	49	56
Czechia	47	48
Portugal	45	45
Mexico	41	30
South Africa	36	42
Sweden	35	33
Ukraine	34	35
Israel	14	15
Greece	12	12
Canada	11	12
Qatar	4	3
Colombia	4	0
Mauritius	3	3
Total Employees	95,898	96,621

293

Deutsche Bank
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Employees by contract type

Deutsche Bank employs its employees on a permanent or temporary contract, either full-time or part-time, with most of its workforce working on a permanent basis (99.7%). The employees by contract type, broken down by gender or region are reported by full-time equivalent (FTE). When showing FTE-data, the bank calculates its employee figures on a full-time equivalent basis, meaning part-time employees are included proportionally, sourced from a global standardized reporting system.

Employees by contract type, broken down by gender

in FTE[1]	Dec 31, 2024
	Female	Male	Other[2]	Not reported	Total
Number of employees	40,293	49,454	4	2	89,753
Number of permanent employees	40,113	49,323	4	2	89,442
Number of temporary employees	180	131	-	-	311
Number of non-guaranteed hours employees	-	-	-	-	-

Number of employees	40,293	49,454	4	2	89,753
Number of full-time employees	33,443	48,393	4	2	81,842
Number of part-time employees	6,850	1,061	-	-	7,911

1 Numbers may not add up due to rounding

2 Gender as specified by the employees themselves

in FTE[1]	Dec 31, 2023
	Female	Male	Other[2]	Not reported	Total
Number of employees	40,180	49,945	3	2	90,130
Number of permanent employees	39,920	49,778	3	2	89,703
Number of temporary employees	260	167	-	-	427
Number of non-guaranteed hours employees	0	0	0	0	0

Number of employees	40,180	49,945	3	2	90,130
Number of full-time employees	33,031	48,832	3	2	81,869
Number of part-time employees	7,149	1,113	-	-	8,261

1 Numbers may not add up due to rounding

2 Gender as specified by the employees themselves

Employees by contract type, broken down by region

in FTE[1]	Dec 31, 2024
	Germany	Europe excluding Germany	Americas	Asia-Pacific, Middle East and Africa	Total
Number of employees	35,160	17,672	7,991	28,930	89,753
Number of permanent employees	34,893	17,641	7,991	28,917	89,442
Number of temporary employees	267	30	-	14	311
Number of non-guaranteed hours employees	-	-	-	-	-

Number of employees	35,160	17,672	7,991	28,930	89,753
Number of full-time employees	27,981	16,976	7,971	28,913	81,842
Number of part-time employees	7,179	695	20	17	7,911

1 Numbers may not add up due to rounding

in FTE[1]	Dec 31, 2023
	Germany	Europe excluding Germany	Americas	Asia-Pacific, Middle East and Africa	Total
Number of employees	36,195	18,103	8,232	27,601	90,130
Number of permanent employees	35,822	18,066	8,232	27,584	89,703
Number of temporary employees	373	37	-	17	427
Number of non-guaranteed hours employees	-	-	-	-	-

Number of employees	36,195	18,103	8,232	27,601	90,130
Number of full-time employees	28,686	17,386	8,212	27,585	81,869
Number of part-time employees	7,509	717	20	16	8,261

1 Prior year’s comparatives aligned to presentation in the current year, in 2024 ‘Middle East and Africa’ were assigned to ‘Asia Pacific’.
Numbers may not add up due to rounding

294

Deutsche Bank
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Characteristics of non-employees in Deutsche Bank’s own workforce

ESRS S1-1, ESRS S1-7, ESRS 2 MDR-P

When temporarily required skill sets are necessary for the successful delivery of key projects and critical deliverables, and these capabilities are not available among the bank’s employees, Deutsche Bank strategically engages external expertise and short-term support. This approach ensures that the bank can maintain high standards of performance and meet tight deadlines, while still prioritizing the development and utilization of employees whenever possible. The Contingent Worker Policy sets forth requirements for the management of Contingent Worker Resources (CWR) to ensure minimum control standards are in place to meet enhanced risk, legislative and regulatory requirements. It is approved by the Global Head of Human Resources.

When showing FTE-data, the bank calculates its non-employee figures on a full-time equivalent basis, meaning part-time non-employees are included proportionally, sourced from a global standardized reporting system.

At year-end 2024, the number of non-employees in the bank’s own workforce, i.e., self-employed people, or people provided by third party undertakings primarily engaged on a time and material contract basis, decreased by 1,757 (21.6%) year-on-year, from 8,126 to 6,369, mainly driven by reductions in the IT-functions and Private Bank.

Non-employees by type of work

in FTE[1]	Dec 31, 2024	Dec 31, 2023
IT Vendor Resource (T&M-Basis)	2,219	2,892
Non-IT Contractor	1,484	1,930
Non-IT Temporary Admin & Clerical Resource	1,017	1,600
Non-IT Other Professional Services Resource	521	545
Non-IT Banking and Outsourced Services Resource	881	793
IT Contractor	248	366
Total	6,369	8,126

1 Numbers may not add up due to rounding

Hiring and turnover

ESRS S1-1, ESRS S1-6, ESRS 2 MDR-P

Deutsche Bank strives to be employer of choice and offering attractive working conditions to attract key talents and retain internal talents. In 2024, the bank achieved the Top Employer certification in Germany, India, and Belgium.

The bank’s Hiring Policy sets out the Group-wide and globally applicable requirements for the recruitment of employees and covers hiring approvals, sourcing, interviewing, assessment, candidate management, offer approval and onboarding, including internal transfers. It underlines the commitment to treat all candidates fairly and equally. It sets the requirement that throughout the hiring process all candidates must be assessed and/or interviewed based on merit, such as their qualifications, skills and experiences, avoiding potential bias, and free from discrimination based upon an individual’s race, color, sex, national origin, ethnicity, age, religion, disability, marital status, pregnancy, sexual orientation, gender identity and expression, citizenship or any characteristic protected by law. Employees of Deutsche Bank Group involved in the recruitment process must comply with all applicable laws providing equal and fair opportunity for all individuals. The Hiring Practices Guide for Managers, which is referenced in the Hiring Policy, states that the requirements outlined in a Deutsche Bank job description should be outlined broadly to ensure a sufficiently diverse candidate pool. The bank’s group-wide Background Screening Policy sets consistent requirements for background screening and assigns related responsibilities to the parties involved. Additionally, the group-wide Policy on the Assessment of the Suitability of Board Members, Branch Managers and Key Function Holders sets forth minimum requirements for the suitability of Board Members, Branch Managers, Global and Local Key Function Holders. These policies are approved by the Global Head of HR and all of them are reviewed at least annually.

Deutsche Bank’s globally accessible career platform dbCareers provides information on job vacancies as well as information on Deutsche Bank’s working conditions, such as development opportunities, inclusive working environment and well-being programs.

To develop its talent pipeline the bank has long standing and established graduate and internship programs globally and apprenticeship programs both in Germany and the United Kingdom. Deutsche Bank also has initiatives within lateral hiring to develop new pools of talent. Deutsche Bank has established a returner program in India and in Singapore, the bank partners with the Institute of Banking and Finance (a non-profit association) in a program called Technology in Finance Immersion Program. The Technology in Finance Immersion Program is an industry training program consisting of two parts, classroom training for four to six months run by the Institute of Banking and Finance followed by 12 months on the job training at the bank, that aims to build up an industry pipeline of capabilities in key technology areas to meet the talent needs of the financial services sector.

295

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New employees can voluntarily and anonymously evaluate the hiring process via the New Joiner Survey conducted after 30 and 90 days, as described in the sub-chapter “Processes to remediate negative impacts and channels for own workforce to raise concerns” of the “Own workforce” chapter. Deutsche Bank’s HR function reviews this feedback to monitor the quality of their processes to continually improve the hiring process. Where legally permitted, the bank also uses any voluntary demographic information (e.g., age, gender, sexual orientation, ethnicity) to help make those processes more inclusive and to identify potential risks and impacts on specific groups and derive actions if required.

The bank’s global Off-boarding Policy defines a globally consistent minimum set of requirements for off-boarding members of its own workforce who are leaving the bank and for the handling of movers. It is approved by the Global Head of HR and reviewed annually.

New employee hires and employee turnover by region

in FTE[1]	2024	2023
All regions
FTE at year-end	89,753	90,130
New employee hires	8,168	12,883
Employee turnover	(8,444)	(7,612)
Other[2]	(102)	(71)
Germany
FTE at year-end	35,160	36,195
New employee hires	1,356	2,567
Employee turnover	(2,380)	(2,074)
Other[2]	(11)	107
Europe, excluding Germany
FTE at year-end	17,672	18,103
New employee hires	1,320	2,073
Employee turnover	(1,725)	(1,965)
Other[2]	(25)	120
Americas
FTE at year-end	7,991	8,232
New employee hires	881	1,453
Employee turnover	(1,110)	(892)
Other[2]	(12)	(50)
Asia Pacific (APAC), Middle East and Africa
FTE at year-end	28,930	27,601
New employee hires	4,612	6,790
Employee turnover	(3,229)	(2,681)
Other[2]	(54)	(248)

1 Prior year’s comparatives aligned to presentation in the current year, in 2024 ‘Middle East and Africa’ has been assigned to ‘Asia Pacific’;
numbers may not add up due to rounding

2 Other consists primarily of FTE changes, in-/divestments and transfers, e.g., across regions and divisions; examples include the acquisition of Numis in 2023

In 2024 recruiting talent remained a key priority for the bank. Hiring focused on filling front office roles in growth areas of business divisions, strengthening the control- and IT-function, replacing operation-center employees who left voluntarily and onboarding employees to meet the growing demand for regulatory roles (such as Client Lifecycle Management and Anti-Financial Crime). The bank also internalized 1,159 external roles (2023: 1,308), particularly in IT.

New employee hires by age structure

Share in %[1]	2024	2023
Under 30 years old	47.9	43.0
30 – 50 years old	48.9	53.0
Over 50 years old	3.2	3.9

1 Numbers may not add up due to rounding

New employee hires by gender

Share in %[1]	2024	2023
Female	47.7	44.1
Male	52.2	55.8
Other[2]	0.0	0.0
Not reported	0.1	0.0

1 Numbers may not add up due to rounding

2 Gender as specified by the employees themselves

Average time to fill vacant positions

in days[1]	2024	2023
Average length to fill vacant positions	77	89
Average length to fill vacant critical business positions	55	69

1 Days elapsed between the creation of a job opening and the date the job offer was made

296

Deutsche Bank
Annual Report 2024

Total employee turnover rate increased from 8.7% in 2023 to 9.4% in 2024. This turnover rate is comprised of exits from resignations and departures initiated by the bank, including restructuring or performance-related terminations and terminations related to fixed-term contracts. Total employee turnover rate is defined as ‘total employee turnover‘ based on FTE in reporting year in percent of ‘average number of employees’ based of FTEs at month ends in reporting year.

Voluntary employee turnover rates increased slightly from 5.6% in 2023 to 5.9% in 2024, mainly impacted by an increasing share of employees in operations center in India with higher turnover rates.

Employee turnover by region

in %[1]	2024	2023
All regions	9.4	8.7
Germany	6.7	5.8
Europe (excluding Germany)	9.6	11.0
Americas	13.7	11.1
Asia Pacific, Middle East and Africa	11.4	10.4

1 Prior year’s comparatives aligned to presentation in the current year; in 2024 ‘Middle East and Africa’ has been assigned to ‘Asia Pacific’

Employee turnover by age structure

Share in %[1]	2024	2023
Under 30 years old	25.8	22.4
30 – 50 years old	49.6	54.1
Over 50 years old	24.7	23.5

1 Numbers may not add up due to rounding

Employee turnover by gender

Share in %[1]	2024	2023
Female	43.9	41.8
Male	56.1	58.2
Other[2]	0.0	0.0
Not reported	0.0	0.0

1 Numbers may not add up due to rounding

2 Gender as specified by the employees themselves

Internal career mobility

Internal mobility plays a vital role in developing and retaining qualified, talented employees and ensuring that the bank continues to benefit from their expertise and experience. The bank fosters mobility between divisions, which enables employees to broaden their skills and experience. Moreover, internal mobility helps reduce the bank’s redundancy and recruitment costs. Deutsche Bank’s globally accessible internal HR system provides up-to-date records on recruitment which provide a transparent view of job opportunities for employees.

In 2024, Deutsche Bank continued to implement its internal mobility strategy and live up to its commitment to filling one-third of all vacant positions with suitable candidates from within the organization. Vacant positions are typically first advertised inside the Group for at least two weeks. Prioritizing internal candidates helps employees affected by restructuring find new roles in the bank.

Internal fill rates and savings from redeployment

	2024	2023
Internal job vacancy fill rate (in %)	35.4	29.9
Internal job vacancy fill rate of critical business positions (in %)	69.6	66.7
Savings from redeployment (in € m)[1]	83	39

1 Sum of avoided severance/restructuring costs and saved hiring costs

Global graduates and vocational trainees

Deutsche Bank remains committed to hiring early career talent, including graduates and vocational trainees, and to advance the bank’s purpose and aspirational culture. The bank invests in the development of early talent through insight programs and internships, contributing to diverse graduate classes.

In 2024 the bank delivered a hybrid approach to graduate orientation, including virtual technical training and hybrid of in-person and virtual professional skills training. Graduates were hired into the Investment Bank, Corporate Bank, Private Bank and Infrastructure units including Technology, Data and Innovation.

297

Deutsche Bank
Annual Report 2024

As part of the junior employee strategy in Germany, Deutsche Bank continues to offer a diverse range of vocational training and dual study programs, tailored to meet the specific needs of the areas within the bank. In 2024 the absolute recruiting number is lower than in previous years due to a more focused recruitment. Hence, the share of vocational trainees in percent of permanent employees of entities offering vocational training, decreased from 3.6% as of end of December 2023 to 3.2% as end of December 2024. The bank continues to expand its U.K. apprenticeship offering which now spans Technology, Data and Innovation, Investment Banking and Corporate Bank.

Across all areas the bank experiences a strong focus on digitalization topics, which leads to new job profiles and requires new dual study programs. In response, Deutsche Bank expanded its entry-level opportunities in operations, infrastructure and Technology, Data and Innovation and introduced three new dual study programs in Germany in collaboration with various universities since August 2024.

The bank’s recruitment efforts prioritize visibility on online portals, virtual fairs and social media channels, recognizing that its demographic is more inclined to engage with the content on digital platforms. Since August 2023, a specialized team has focused on engaging with the target group of pupils, resulting in improved success in filling relevant positions.

Vocational trainees and dual students contribute to diversifying the bank’s workforce and bring highly relevant skills that align with the needs of Deutsche Bank’s clients. As part of its strategy, the bank also relies on university graduates to expand the pool of entry-level talent.

Hired global graduates and vocational trainees

in headcount	2024	2023
Recruitment and talent management
Hired global graduates	1,160	1,177
Hired vocational trainees[1]	376	547

1 Vocational trainees in Germany

Human Capital Return on Investment (ROI)

For the area of productivity Deutsche Bank calculates its Human Capital Return on Investment (ROI). This metric shows how effectively the investment in human capital is supporting the organization’s goal and is calculated based on the ratio of income/revenue to employment costs.

The Human Capital ROI for 2024 was 60.7% (2023: 64.5%). The decrease in 2024 results from growth in compensation and benefits cost outpacing revenue growth.

In 2024, total workforce costs increased by € 441 million to € 12,176 million (2023: € 11,735 million). The increase was driven mainly by higher performance-related compensation, wage growth and increases in internal workforce related to the bank’s targeted investments as part of the bank’s Global Hausbank strategy, as well higher severance costs. The average revenues per FTE increased by € 5 thousand to € 334 thousand in 2024 (2023: € 329 thousand).

Human Capital Return on Investment (ROI)

	2024	2023
Human Capital Return on Investment (in %)	60.7	64.5
Total workforce costs (in € m)[1]	12,176	11,735
Average revenues per FTE (in € k)	334	329

1 Compensation and benefits for employees plus service fees for contractors, agency temps and IT vendor resources

The number of employees employed by the bank throughout the business year relates to ‘Compensation and benefits’ as the most representative number in this respect in the bank’s financial statement.

Working conditions

ESRS S1-1, ESRS S1-4, ESRS 2 MDR-P, ESRS 2 MDR-A

Deutsche Bank is committed to offering fair and attractive working conditions and has set out respective policies and procedures, such as the global Performance, Consequences and Reward Policy and the Environment, Health and Safety Policy as described in the “Performance and reward” and “Work-life balance” section of the “Own workforce” chapter.

To enforce the bank’s actions and monitor progress in its management of negative impacts, advancing of positive impacts, and management of material risks and opportunities arising from working conditions, Deutsche Bank has set out a target of achieving a Culture Pulse Index at least 70% on Group level as this reflects employees’ perception of the bank’s working conditions. The metric is sourced through the Culture Pulse Survey among its employees and serves as a key target on both Group and divisional level.

298

Deutsche Bank
Annual Report 2024

Collective bargaining coverage and social dialogue

ESRS S1-8

Deutsche Bank is committed to collective bargaining, concluding collective bargaining agreements, and amending or refining existing agreements to comply with local laws and contribute to secure employment conditions resulting in a positive work environment. Deutsche Bank strives for a close and constructive cooperation with employee representatives and social partners which is characterized by mutual trust. As of December 31, 2024, Germany is the only country in the European Economic Area having significant employment in the sense of the ESRS S1, i.e., at least 50 employees by headcount representing at least 10% of Deutsche Bank’s total employees. Employees in Germany represent 42.0% of the bank’s total number of employees in headcount. In Germany, 55.7% of all employees are covered by collective bargaining agreements (2023 aligned to ESRS S1 definition: 57.5%). This includes civil servants, who have a similar level of regulation and protection by federal law. Outside the European Economic Area, India (region Asia Pacific) is the only country that reaches the threshold of significant employment. None of the employees of Deutsche Bank is affiliated to any union in India in line with market practice. Therefore, the bank’s employees in India are not covered by collective bargaining agreements.

Deutsche Bank maintains close and steady relations with workers’ representatives. In Germany, the only European Economic Area (EEA) country with significant employment, 96% of all employees are covered by works councils/works council agreements (2023: 96%). Such representation takes place on the local, company and/or Group level. The remaining 4% of German employees are executive employees which are represented by a representative committee (Sprecherausschuss) according to the German Executives’ Committee Act (Sprecherausschussgesetz) on company and/or Group level (2023: 4%). Therefore, in Germany, 100% of employees are covered by workers’ representatives. In 2024, the bank in Germany concluded several group works agreements, for example, on the further developed compensation and performance framework or the application of artificial intelligence, as well as general works agreements, for example, on hybrid work.

Deutsche Bank employees are also represented on a European level as highlighted in the above section “Engagement with workers representatives” of the “Own workforce” chapter.

Collective bargaining coverage and social dialogue

Dec 31, 2024
	Collective Bargaining Coverage		Social dialogue
Coverage Rate	Employees – EEA (for countries with >50 employees representing >10% of total employees)	Employees – Non-EEA (estimate for regions with >50 employees representing >10% of total employees)	Workplace representation (EEA only) (for countries with >50 employees representing >10% of total employees)
0-19%		India
20-39%
40-59%	Germany
60-79%
80-100%			Germany

As part of transformation and optimization activities, Deutsche Bank is implementing numerous projects and measures. Where this involves restructuring and employee reductions, Deutsche Bank remains committed to implement these in a transparent and socially responsible manner – including involvement from the works council if applicable. Restructuring measures generally provide an appropriate notice period for employees. Termination periods (as well as consultation or negotiation requirements, if such apply) reflect the legal norm in each country, such as laws, collective bargaining agreements, employee handbooks, and/or individual employment contracts. In Germany, tariff employees are subject to the termination periods laid down in the respective collective bargaining agreements. In contrast, non-tariff employees are subject to contractual or statutory termination periods.

The bank’s approach to organizational change is holistic and embedded in its social plan, which under German law is an instrument to compensate or mitigate economic disadvantages suffered by employees resulting from organizational change. Its purpose is to support employees affected by restructuring measures by enhancing their employability and offering them individually tailored coaching. Employees, managers, members of the works council, and HR advisors involved in change processes have access to a comprehensive set of measures. In addition, the approach supports the bank’s strategy to fill open jobs with suitable internal candidates and to utilize a network of specialist firms to identify job opportunities outside the organization.

Talent development

ESRS S1-13

Offering opportunities to learn and grow is a key component of attractive working conditions, therefore the bank fosters continuous learning, promotes its talents through specific development programs and succession planning, and ensures that up-to-date records on recruitment, training and promotion are kept and are available for employees to track their progress on learning, training and career progression.

299

Deutsche Bank
Annual Report 2024

Learning

Deutsche Bank believes in its employees’ ability to grow and strives to create a working environment that promotes continuous learning. As part of the bank’s aspiration to have a strong learning culture, it runs numerous training events and activities across the organization. This includes mandatory training, self-enrollment, leadership and talent development, whether run in the bank’s business divisions or infrastructure functions. It can be e.g., in classrooms, e-learning, articles, videos, podcasts or virtual sessions – which demonstrates a wide variety to support the bank’s employees’ development. Additionally, learning also happens on the job and in environments not captured in the bank’s learning systems. As part of the bank’s ongoing effort to serve its clients through skills and expertise, continuous learning is key to the bank’s success. Deutsche Bank’s trainings are offered equally to full- and part-time employees.

Training expenses

	2024	2023
Training expenses (in € m)	37.6	43.7
Training expenses on average per FTE (in € )	417	498

The bank training expenses were € 37.6 million in 2024 (i.e., on average € 417 per FTE). This is based purely on the bank’s external vendor spend on training.

Training hours by gender

Gender[1]	2024
	Total number of training hours	Average number of training hours per employees
Female	802,722	18.0
Male	961,007	18.6
Other[2]	85	16.7
Not reported	17	13.3
Total	1,763,831	18.3

1 Numbers may not add up due to rounding

2 Gender as specified by the employees themselves

In 2024, employees completed around 1.76 million learning hours, of which 48% were mandatory.

The bank believes learning is everywhere and anytime – not only in formal courses and events. This is why the central place for learning is a learning platform that understands preferences and recommends content, using Machine Learning to feed personalized learning recommendations to employees across the globe. Teams of experts across the bank can create and curate learning paths specific to their divisional needs – therefore enabling faster and more relevant skill development.

Experience based learning continued with evolving the Mystery Coffee tool to connect employees virtually or face to face – aligning with the bank’s future of work strategy. In 2024, this tool enabled over 7,200 matches (2023: over 6,900 matches).

Upskilling the bank’s employees for the digital and Artificial Intelligence (AI) transformation is another focus area of Deutsche Bank training programs. In 2024, the Technology, Data and Innovation division established a comprehensive training framework that supports responsible AI development and use across the organization. The framework includes broad AI awareness for all employees, advanced technical training for engineers, targeted leadership programs to align AI with business strategy and a strong emphasis on AI safety and governance. More than 3,500 employees successfully completed the Generative AI Fundamentals module in 2024.

Deutsche Bank continues to invest in the cloud skills of its employees through the Deutsche Bank Cloud Engineer program and a growing number of expert-level learning paths, such as Cloud Architect or Data Engineer, structured learning programs to upskill the bank’s engineering workforce at scale and in-depth on the Google Cloud. In 2024, more than 2,300 employees successfully graduated from Deutsche Bank Cloud Engineer program and 1,000 from the expert-level programs. These efforts bring the number of employees who completed advanced cloud engineering training programs since 2020 to over 6,000.

Further development offers include a cross-divisional mentoring program, transition support programs and regional leadership programs, which can differ across the regions.

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Deutsche Bank
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Leadership development

Since its launch two years ago, the Leadership Kompass has been a cornerstone of Deutsche Bank’s organizational culture, making leadership behaviors tangible and actionable for everyone. Deutsche Bank expects its leaders to role model the aspirational cultural behaviors launched as part of This is Deutsche Bank and create the right conditions for their teams to demonstrate these behaviors. Therefore, the Leadership Kompass has evolved, aligning four of the eight behaviors directly to the aspirational culture to reinforce the connection, and the remaining four behaviors aligning to a leader’s critical role in managing people.

The new All-Managers Curriculum, launched in July 2024, is a carefully selected and targeted set of development opportunities for all full- and part-time people managers. It focuses on the key skills of feedback, coaching, career- and development conversations. It also contains the workshop Leading Inclusively, which covers the impact of unconscious bias on decision-making as well as ways to make Deutsche Bank a more equitable workplace where all employees feel valued. In 2024, about 1,400 managers participated in this dynamic and modular offering. The curriculum is delivered through comprehensive learning pathways and virtual classrooms which provide managers with the opportunity to learn from experts and build their network with peers. It supports people managers in the development of skills aligned to the Leadership Kompass, enabling them to role model the desired behaviors, create and sustain an environment in their teams for the bank’s Aspirational Culture to flourish and inspiring and encouraging their team members to reach their full potential.

In addition to the All-Managers Curriculum, the bank has flagship programs in place that support specific leader segments and are targeted at full-time and part-time people managers. The First-time Manager Program and the Senior Leadership Essentials Program equip these managers, who lead a team for the first time at Deutsche Bank, with the essential knowledge and skills required to be a successful manager at Deutsche Bank. These programs are established as one of the bank’s most important flagship offerings bank wide. In 2024, around 2,000 new leaders attended one of these programs, gaining the critical knowledge and capabilities needed to lead their team in line with the Leadership Kompass behaviors. dbBOLD, a group-wide investment in the career development and growth of Black Assistant Vice Presidents, Vice Presidents, and Directors, underscores the bank’s commitment to building a robust and diverse pipeline including Black talent and continued to run in 2024. This global program is delivered in partnership with a consulting company leaders academy. Further information is provided in the “Diversity, equity and inclusion” sub-chapter of the “Own workforce” chapter.

Talent acceleration

Deutsche Bank’s talent acceleration programs aim to help employees develop professionally and personally and to accelerate their readiness to take on more complex accountabilities. They provide participants with high-quality instruction, ample networking opportunities, coaching elements and time to reflect on their development. The bank continuously updates the content of the programs in partnership with business schools to ensure that it remains at the cutting edge of business thinking in a rapidly changing world.

The Accomplished Top Leaders Advancement Strategy (ATLAS) talent development program is aimed at accelerating the readiness of senior, high-potential women to take on broader roles in the organization. In 2024, the bank has nominated 21 female candidates to participate in the ATLAS program, which will run throughout 2025. As the program does not run on a yearly basis, this constitutes the seventh cohort since the program’s inception in 2009.

The Vice President and Director talent acceleration programs develop the capabilities of high-potential talent across the bank, readying them to take on more accountability whether it is in an enlarged, new or more senior position. Each talent development program is tailored to its intended audience, covering topics such as resilience, negotiation, change leadership, and leading with authenticity. Participants also have the opportunity to interact with the bank’s senior leaders, enabling them to raise their profile and share their ideas with a senior audience. Since program inception in 2016 for Vice Presidents and in 2017 for Directors, 35% of Vice President participants have been promoted to Director, and 29% of Director participants have been promoted to Managing Director.

These talent development programs play an important role in the bank’s implementation of its people strategy.

Acceleration programs

	2024	2023
Participation in cross divisional talent acceleration programs
ATLAS acceleration program for senior female Managing Directors (in headcount)	–	–
Director acceleration program (in headcount)	152	128
thereof women (in %)	42.8	42.2
Vice President acceleration program (in headcount)	374	330
thereof women (in %)	45.5	49.4

Performance and reward

ESRS S1-1, ESRS 2 MDR-P

Rewarding performance is an important factor of the bank’s working conditions to attract and retain the best talent. Therefore, a fair, transparent and sustainable approach to remuneration is of crucial importance to the bank. Its Compensation and Benefits strategy is aligned to Deutsche Bank’s global business strategy, risk strategy, and to the bank’s purpose and aspirational culture and supports the key principle of fairness.

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Deutsche Bank’s Compensation Framework promotes and rewards sustainable performance and contributions based on delivery, behavior and conduct, across all levels of the organization in line with HR’s global, Group-wide Performance, Consequences and Reward Policy. This policy sets Deutsche Bank Group’s global minimum standards for employees with respect to accountability and requirements for managing performance, the consequences where employees do not meet the required standards of Business Delivery (What) and Behavior (How) and the remuneration related matters applicable for different employee groups in line with regulatory requirements. The policy is globally applicable, approved by the Global Head of HR as well as by the bank’s Management Board. In Germany relevant changes to the framework were discussed with the works council and recorded in a group works agreement.

When determining variable compensation, the bank continues to apply a moderate and forward-looking approach, weighting strong business performance against macroeconomic outlooks, long-term capital stability and without losing sight of the need to remunerate employees fairly and in line with the market.

Performance reviews

ESRS S1-13

Deutsche Bank aims to ensure that its employees are clear on what is expected of them as well as giving employees the opportunity to discuss feedback on their performance. The performance review is for employees and their managers to create a shared understanding of expectations for delivery, behavior and conduct, and to measure and document achievements, resulting in a more productive and engaged workforce.

Deutsche Bank aims to ensure that its employees understand what is expected of them in their respective roles. Employees eligible for variable compensation must set SMART priorities, link these to the bank’s strategic goals and agree them with their manager at the start of the performance year to give focus and direction for the year ahead. Regular conversations and continuous feedback, including the use of optional tools including upward feedback, anytime feedback, and 360 feedback for in-scope employees, during the year enable the bank’s employees to think about their performance and, if necessary, make changes to achieve sustainable success. The bank tracks employee receipt of regular feedback from their manager via the regular Culture Pulse Survey. The bank’s holistic approach to managing performance holds both employees and their managers accountable and is adequately reflected in variable compensation decisions.

It is mandatory for all active and in scope employees (whether full-time or part-time) to have one documented performance review annually. The review is multi-dimensional and includes evidence of achievements by the employee in their role, of their pre-defined priorities (objectives/goals) and how they have demonstrated the required behaviors and conduct. Career development is employee-led, and an employee-manger discussion is encouraged at least once annually, but it is not required to formally document this. The bank tracks progress through responses to the annual People Survey on employee achievement of career goals.

For Deutsche Bank Group, the completion rate for performance reviews remained at a high level in 2024.

Completion rate for performance reviews by gender

Gender, in %	Share of employees (headcount)
	2024	2023
Female	88	86
Male	92	90
Other[1]	67	75
Not reported	100	50
Total Employees	90	88

1 Gender as specified by the employees themselves

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Annual total remuneration ratio

ESRS S1-16

The bank’s remuneration strategy rewards performance and contribution through an appropriate mix of fixed and variable remuneration. An employee’s fixed pay is determined using a mix of internal fixed pay data and external market data to ensure adherence to legislation such as minimum wage requirements and alignment with peers. Variable compensation is awarded based on a variable compensation orientation framework and is closely linked to individual performance metrics, such as the delivery of business priorities set at the beginning of the performance year, as well as conduct and behavior.

The Annual total remuneration ratio compares the annual total remuneration of the highest paid employee to the median annual total remuneration for all employees (excluding the highest paid employee). The calculation reveals that the Annual total remuneration ratio is currently 237. The total remuneration ratio reflects the bank’s diverse operation across numerous geographies worldwide, covering four business divisions: Private Bank, Corporate and Investment Bank and Asset Management as well as operations and support functions. For the purposes of the calculation, the highest paid employee is not the CEO, demonstrating the diversity of the bank's activities and remuneration opportunities.

Work-life balance

ESRS S1-15

To help its employees manage professional and personal commitments and achieve a sustainable work-life-balance, the bank provides a range of benefits. Benefits may vary by location. The bank provides various types of employee-related benefits which are available to full-time as well as part-time employees. Temporary employees may also be eligible depending on the nature of employment and of the benefit. The bank operates more than 850 employee benefit plans in its different locations that may include, among others, life insurance, health care, disability coverage, parental leave, retirement plans, stock ownership, vacation/leave, transportation, meals/nutrition or childcare.

Moreover, Deutsche Bank offers a comprehensive support network ranging from career advice, mental health support, assistance in finding childcare or care for the elderly and Employee Assistance Programs. The bank assists working parents, for instance by providing childcare near workplaces in its major global hubs and contributing to the cost of childcare. In addition, the bank provides breastfeeding/lactation facilities in many of its locations. The bank also offers flexibility in working arrangements, through hybrid work model, flexible work hours, part-time and job-sharing opportunities, subject to specific role requirements and client needs. A variety of paid and unpaid leave is available to allow employees to manage unforeseen events, such as taking care of the elderly or sickness of children. In several locations, non-primary caregivers are also eligible for family leave.

96% of the bank’s employees globally are entitled to family-related leave: maternity or paternity leave, parental leave and carers’ leave. This can be either a discretionary offering or due to statutory requirements. Amongst the employees who are entitled to family related leave, 20.7% took leave of one or more types of leave in 2024. This includes paid and unpaid leaves and is reported in the table below, irrespective of their duration.

Entitled employees that took family related leave by gender

Gender	2024
	Number of entitled employees who took family related leave	Share of entitled employees that took family related leave, in %
Female	9,596	22.5
Male	9,578	19.3
Other[1]	0	-
Not reported	0	-
Total Employees	19,174	20.7

1 Gender as specified by the employees themselves

Hybrid work model

Deutsche Bank is committed to a hybrid working model that allows employees to combine the benefits of both in-office and remote work. This model is live in 43 countries and covers the majority of its employees. Eligible employees can work remotely up to two days a week, depending on their role and function, as determined by divisional and country guidelines. These guidelines ensure a consistent employee experience and a transparent framework while accommodating flexibility.

Divisional guidelines provide global guidance on remote working eligibility, which employees can use as a basis for individual conversations with their managers. These guidelines must be implemented alongside any specific country guidelines, which cover country eligibility and the local regulatory framework for remote work. In case of a difference between divisional and country guidelines, the latter applies.

Hybrid working arrangements are reviewed annually with employees to ensure that functions and teams are actively reflecting on the most appropriate hybrid working arrangements. Deutsche Bank recognizes the value of regularly connecting in an office environment to foster team collaboration and innovation, which helps the bank fulfill its responsibilities toward its clients.

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Well-being

ESRS S1-1, ESRS S1-4, ESRS 2 MDR-P

Deutsche Bank aims to create a health-promoting and caring work environment where its employees can be themselves, feel supported and happy, so they can perform at their best and thrive in their careers. The goal is to embed health and well-being at the heart of the bank’s culture. Deutsche Bank wants to proactively empower its employees to prioritize their own well-being and support those around them in doing the same. Health and well-being are about everyday behaviors, based on the following four dimensions: physically thriving, emotionally and mentally balanced, socially connected and financially secure.

The bank is working continuously to align its well-being offerings with the benefit portfolios, diversity, equity and inclusion initiatives, the hybrid working model and the Talent and Development agenda, including leadership development, to share best practices across the organization, and implement the well-being agenda in line with the bank’s governance and cost requirements. As from 2024, the reflection of employees well-being in everyday working-life is part of the bank’s Code of Conduct.

To make the bank’s well-being offerings more transparent, raise awareness and be better aligned across divisions and regions the Deutsche Bank Global Well-being Hub is available to all employees and non-employees. The hub brings together an array of existing resources, initiatives, and benefits from across the bank into one place, making it easier for the bank’s own workforce to find information on places to go for support (for example Employee Assistance Program 24 hour hotline, Mental Health First Aider, company doctors, etc.) or for resources about personal development. There are also several useful hints on how to boost well-being.

Employees’ mental health remained a priority in 2024. The number of Mental Health First Aiders – employees who volunteer to actively support their colleagues’ mental health – increased to 737 aiders in 2024 (2023: 583) and are organized in an international working group to better coordinate their efforts. In addition, the bank offers an in-house eLearning module on mental health awareness to all employees and a new tailor-made Manager e-learning, covering Well-being (self and others), Hybrid Working and Meeting Culture, with over 1,000 managers enrolled since the launch in July 2024. By integrating well-being into Deutsche Bank’s everyday culture, the bank aims to enable and empower all employees to better look after their own and their colleagues’ well-being and to contribute to improve productivity and employee satisfaction. The message It’s ok not to be ok is included in senior management communication and events across the platform on a regular basis.

To emphasize the top of the house commitment to employee well-being, the Group Management Committee appoints Well-being Champions in every global, divisional Leadership Team, who actively support the well-being agenda alongside Fabrizio Campelli as Well-being Sponsor on the Management Board.

On World Mental Health Day in 2024, Fabrizio Campelli, alongside the divisional Well-being Champions, reiterated the bank’s commitment to its well-being agenda and participated in some of the over 60 in-house events worldwide, that took place as part of a World Mental Health week, as well as a Tone from the Top Video: Creating Psychological Safety together. Deutsche Bank also reiterated its commitment to Mental Health externally – with electronic displays and Cash Machines recognizing World Mental Health Day in Germany.

The bank’s dedication to well-being is also recognized externally. Deutsche Bank was ranked 4th in the Top 10 ideal Employers for Well-being in the latest efinancialCareers Ideal Employer Report 23/24. At the InsideOut Mental Health Awards 2024, Deutsche Bank was named Financial Services Employer of the Year for its outstanding mental health and Well-being program, which focuses on both recovery and prevention. The judges praised the bank's comprehensive commitment to mental health, noting its efforts to create a future-oriented work environment.

Work-related injuries, occupational accidents, and serious incidents like employees being killed at work are extremely rare at a bank and are more relevant to the safety of other industries. Deutsche Bank is committed to providing safe places to work for the benefit of employees, visitors and clients. The bank believes that integrating strong environment, health and safety practices into its business has multiple positive effects. A continued focus and stewardship of safety topics contributes to improving productivity in the workplace and increases overall employee satisfaction. The bank publishes a global Environment, Health and Safety Policy, which sets out the respective requirements for employees and controls to ensure workplace accident prevention. This includes assistive appliances and workstation assessments, first aid, fire safety, building evacuation plans and floor wardens. The policy is approved by the bank’s Chief Security Officer and reviewed at least annually. Senior management remains committed to furthering safety programs across the bank, a commitment emphasized by the formation of governance for providing oversight, support and advocacy of the safety of everyone at the bank.

Diversity, equity and inclusion

ESRS S1-1, ESRS S1-4, ESRS S1-5, ESRS 2 MDR-P, ESRS 2 MDR-A, ESRS 2 MDR-T

The bank will best meet the various needs of its clients, deliver successfully on its business model and generate financial returns with a diverse workforce who bring different experiences and skillsets and an inclusive culture that values different perspectives. Employees from all backgrounds and experiences need equitable and fair access to opportunities to succeed. With a global framework document, various policies, processes, benefits, initiatives, and measurements, the bank continuously embeds diversity, equity and inclusion in its own operations and fosters positive actions for its employees, including potentially vulnerable groups. These efforts also reduce the risk of discrimination, harassment (including sexual harassment) and retaliation based on protected characteristics including but not limited

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to an individual’s race, color, sex, national origin, ethnicity, age, religion, disability, marital status, pregnancy, sexual orientation, gender identity and expression, citizenship or any characteristic protected by law.

Deutsche Bank has a global diversity, equity and inclusion strategy, implemented with regional nuances, based on four building blocks: Accountable Leadership, Attracting Diverse Talent, Inclusive Culture and Equitable Development and Advancement. The implementation of the strategy is supported by a global, Group-wide Approach to diversity, equity and inclusion framework document approved by the Global Head of HR. The framework document gives an overview of the bank’s global diversity, equity and inclusion strategy, aligned to the bank’s purpose, vision, strategy, and culture. It describes the principles of diversity, equity and inclusion and their application to the bank’s employees and operations, subject to applicable laws worldwide. It is designed to outline the considerations, parameters and governance framework driving decisions that impact diversity, equity and inclusion at Deutsche Bank. Diversity, equity and inclusion is an integral part of key policies, such as the Hiring Policy and the Code of Conduct, which defines the minimum standards of behavior and conduct and prohibits discrimination, harassment, including sexual harassment, and retaliation. Trainings on specific diversity, equity and inclusion matters covered in related policies are offered, partly on a mandatory basis, such as the training for the Code of Conduct, and partly for specific groups such as, Inclusive hiring manager training, First time manager training and Leading inclusively training, as described in the “Talent development” section of the “Own workforce” chapter.

A dedicated HR team is responsible for setting and driving the bank’s diversity, equity and inclusion vision, global strategy and multi-year roadmap, and defining the associated annual priorities. The Management Board and the Group Management Committee endorse the bank’s diversity, equity and inclusion vision and strategy, and monitor progress against the agreed goals and objectives. The central team activates leaders and employees to sustainably support the diversity, equity and inclusion strategy and to make progress against the set objectives.

The bank’s promotion and appointment decisions are based on merit, including candidates’ suitability for a role, their potential, and their demonstrated performance.

Throughout 2024, the bank continued to embed diversity, equity and inclusion in its culture and people practices. This includes targeted outreach to attract and hire diverse talent, enhanced career planning, leadership development, exposure opportunities and senior leader sponsorship.

The bank has a variety of impactful flagship development programs that support diverse talent globally, such as ATLAS, Women Global Leaders, and dbBOLD, as outlined in the following sections.

The bank continues to equip its employees with resources to practice inclusion and understand how to make equitable people-related decisions. The bank holds leaders accountable using a data driven approach with strong engagement and visible sponsorship from senior management. With this approach, the bank is making progress on increasing diverse perspectives and driving behavioral change.

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Deutsche Bank supports many voluntary, employee-led groups (known as Employee Resource Groups) uniting colleagues from different backgrounds, experiences, and business areas to inspire inclusiveness in its daily interactions. Employee Resource Groups connect members of underrepresented and/or historically marginalized groups and allies with the purpose of identifying barriers to equity and inclusion, partnering with the diversity, equity and inclusion team on solutions, and demonstrating the bank’s commitment to diversity, equity and inclusion. Depending on the location, the bank’s Employee Resource Groups currently support a variety of communities such as women, LGBTQI+ employees, employees from multicultural backgrounds, parents, different generations, those with disabilities or neurodivergence, well-being, and military veterans. All the bank’s Employee Resource Groups are open to all employees, regardless of identity.

As part of its strategy, the bank has also forged strategic partnerships with organizations worldwide, such as being a founding member of the Charta der Vielfalt (Charter of Diversity), the United Kingdom Treasury’s Women in Finance Charter, the Partnership for Global LGBTI Equality, the World Economic Forum’s Partnering for Racial Justice in Business initiative, and the Valuable 500. Additionally, Deutsche Bank is one of the first companies to receive the berufundfamilie+Vielfalt certificate in 2024, following an extensive external audit of the diversity dimensions in Germany in collaboration with berufundfamilie Service GmbH. These partnerships help the bank advance its diversity, equity and inclusion strategy. Several organizations in various regions have publicly recognized Deutsche Bank’s diversity, equity and inclusion efforts in 2024 across several dimensions, including LGBTQI+, people with disabilities, and well-being. Individual employees have also been recognized as role models, most notably by INvolve People.

Gender diversity

ESRS S1-1, ESRS S1-9, ESRS S1-5, ESRS 2 MDR-T

The bank is committed to increasing the proportion of women in senior leadership positions across the organization, and it is the bank’s individual businesses that deliver on this commitment. In its implementation efforts, Deutsche Bank reflects the various cultures and social challenges in its locations and businesses as well as the laws and regulations in all of the markets in which it operates.

The bank has put in place targeted initiatives to accelerate change to reach its gender diversity goals. The initiatives are implemented along the full employee life cycle, from attracting and hiring talent to developing, retaining, and advancing it. The bank reviews its progress through regular reporting on diversity, equity and inclusion metrics and surfacing areas of good practice and potentials risks to the Management Board, Group Management Committee, and the Supervisory Board’s Nomination Committee.

At year-end 2024, seven out of twenty or 35% of Supervisory Board members were women (2023: eight out of twenty or 40%). This met the statutory requirement of 30% for publicly listed and codetermined German companies pursuant to gender quota legislation that took effect in 2015.

At year-end 2024, two out of ten or 20% of Management Board members were women (2023: one out of nine or 11%). The current German Gender Quota Law (Zweites Führungspositionen-Gesetz, FüPoG II) requires appointing at least one woman and one man to a Management Board with more than three members. With Rebecca Short and, as of July 1, 2024, Laura Padovani on the Management Board the bank satisfied this requirement as of December 31, 2024.

Legal requirements and results for the representation of women

	Dec 31, 2024		Dec 31, 2023
	Requirement	Result	Result
Level
Supervisory Board (headcount, in %)[1]	30.0	35.0	40.0
Management Board (headcount)[2]	1	2	1

1 Reflects requirement of German Gender Quota Law (Erstes Führungspositionen-Gesetz, FüPoG I)

2 Reflects requirement of German Gender Quota Law (Zweites Führungspositionen-Gesetz, FüPoG II)

In line with German Gender Quota Law (Zweites Führungspositionen-Gesetz, FüPoG II), Deutsche Bank has a commitment to reach 30% women in the two management levels below the Management Board by the end of 2025. The bank re-emphasized the Management Board’s commitment to drive gender diversity by setting itself the goal to have at least 32.5% women in the two management levels below the Management Board by the end of 2026 as part of the Management Board Long Term Incentive plan 2024 – 2026.

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Deutsche Bank has publicly committed goals to advance the representation of women in senior leadership roles and to provide a pipeline of senior women to enable the bank to fulfill its statutory requirements. The bank aims to have women represent at least 35% of its Managing Director, Director, and Vice President population globally by 2025 (business divisions and infrastructure functions excluding Asset Management), known as ’35 by 25’. This goal also forms part of the key performance indicators on the Balanced Scorecard assessing the Management Board and Group Management Committee. In 2021, the goal was publicly announced after consultation with the Supervisory Board which includes employee representatives among others. The goal was based on workforce data modeling and assumptions on the female share in hiring, promotion and turnover using 2020 data as a baseline. The 35 by 25 program is sponsored and actively supported by the Management Board and Group Management Committee. Since 2023, each of the bank's decision-making committees is required to regularly review its composition to improve diversity of thought and support the bank's commitment to increase the proportion of women in senior, decision making roles. Progress towards the 35 by 25 goal is monitored regularly and published annually. The progress against the internal annual interim goals is monitored monthly against the initial baseline and base period including the bank’s hiring and promotion activities as well as turnover.

Goals and results for the representation of women

	Dec 31, 2024		Dec 31, 2023
	Goal	Result	Result
Level
Management Board level -1 (headcount, in %)[1]	30.0	28.9	20.0
Management Board level -2 (headcount, in %)[1]	30.0	28.3	27.6
Senior Corporate Titles[2,3]
Managing Directors, Directors, Vice Presidents (headcount, in %)	35.0	33.0	32.3

1 Goal in line with German Gender Quota Law (Zweites Führungspositionen-Gesetz, FüPoG II), goal reflects December 2025

2 Goal reflects December 2025 including the following year’s promotions

3 Business divisions and Infrastructure Functions (excluding Asset Management)

Gender diversity

	Dec 31, 2024	Dec 31, 2023
Female employees by Corporate Title (headcount, in %)[1,2]
Managing Directors	22.8	22.3
Directors	28.8	28.0
Vice Presidents	35.6	34.8
Assistant Vice Presidents and Associates	42.3	41.9
Non-Officers	59.6	59.0
Total female employees (headcount, in %)[1]	46.5	46.3

1 Numbers may not add up due to rounding

2 Corporate Titles for Postbank (including subsidiaries) are technically derived

Deutsche Bank also monitors its progress in increasing the representation of women in further areas, including in Science, Technology, Engineering & Mathematics (STEM) roles sitting predominantly in the bank’s Technology, Data and Innovation division, and as leaders in the bank’s client-facing, revenue-generating functions. As of year-end 2024, women account for 29.9% (2023: 28.3%) of the bank’s STEM employees and hold 27.1% (excluding DWS; 2023: 26.2% excluding DWS) of the revenue-generating management roles sitting in Sales, Client Advisory, Trading, Marketing and Sales Coverage Support.

Deutsche Bank has numerous programs that promote development and thereby foster a diverse workforce. The Accomplished Top Leaders Advancement Strategy (ATLAS) talent development program is aimed at accelerating the readiness of senior, high-potential women to take on broader roles in the organization and increasing the number of women in senior, influential positions across the bank. The program encompasses a mixture of capability building in strategically relevant topics, leadership development as well as increased exposure and profile. Another aspect of this program is to leverage the power of each cohort to collaborate and invest in other women’s talent networks to foster collaboration across divisions and empower women to act as a catalyst for change.

These talent development programs play an important role in the bank’s progress toward its diversity goals. The Director talent acceleration development program, for example, has a Women Global Leaders module. It draws on research to identify paths for accelerating women’s career growth and provides personal guidance on strengthening vital leadership networks. Its overall aim is to empower participants to maximize their impact as leaders and to further grow their careers. More details on leadership and talent development are included in the “Talent development” section of the “Working conditions” sub-chapter of this “Own workforce” chapter.

The talent acceleration alumni group, created in 2020, aims to continue the engagement with the bank’s top talent, even after they have completed their acceleration development program. The Women Global Leaders’ alumni were invited to host small career coaching circles for the Vice President participants, an initiative which aims to continue to build the women’s talent community.

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The Schneider-Lenné Cadre is a community of the bank’s senior women leaders consisting of senior management risk takers as well as current and former ATLAS participants. Named after Ellen Schneider-Lenné, the first woman on Deutsche Bank’s Management Board, its vision is to create a powerful community of women leaders who are visible and active role models in the bank, to equip them with a platform and tools to drive culture change and to support the development and engagement of talent across the bank.

For its engagement the bank was named one of The Times Top 50 Employers for Gender Equality 2024 in the U.K.

Gender pay gap

ESRS S1-16

Deutsche Bank recognizes that how it remunerates its employees plays a vital role in the successful delivery of the bank’s strategic objectives and in maintaining a healthy culture. By aligning risk and reward and by driving the right behaviors, the bank’s incentive systems help to make the bank more resilient while contributing to its long-term success. A fair, transparent and sustainable approach to remuneration is therefore of crucial importance to the bank, and one the bank continues to make progress on.

Deutsche Bank is a diverse employer operating across numerous geographies worldwide, covering four business divisions: Private Bank, Corporate and Investment Bank and Asset Management as well as operations and support functions. The bank has made significant progress towards its aspirational goals. These efforts include the development and alignment of fixed pay ranges to promote and ensure the principal of equal pay for equal work. This commitment underscores the bank’s dedication to fostering fairness and equity within its workforce. To continue ensuring that the bank moves in the right direction, it has provided further resources for the businesses and infrastructure functions to effectively utilize these tools and create a fair, transparent and sustainable environment.

The bank has disclosed to the public or reported to the regulators on the unadjusted Gender pay gap for a number of years in countries where there is an existing legislative requirement. For example, in the United Kingdom, the bank published its seventh Gender pay gap Report in March 2024. Progress has been made with the median hourly pay gap decreasing from 24.9% in 2022 to 24.3% in 2023 and the median bonus pay gap narrowed from 41.3% to 38.8%. In addition, the bank voluntarily published its ethnicity pay gap in the United Kingdom for the fourth time.

For the reporting year 2024, Deutsche Bank reported its unadjusted global Gender pay gap globally for the first time to understand the extent of the gap in the pay between women and men amongst the bank’s employees globally including Management Board members. The unadjusted global Gender pay gap is defined as the difference of average hourly pay levels between female and male employees, expressed as percentage of the average hourly pay level of male employees. For 2024, the unadjusted global Gender pay gap was 38.8%.

A regression analysis, that considers a number of objective factors such as seniority, business division and region, results in an adjusted Gender pay gap of 6.0%. Therefore, the underlying reason for the unadjusted global Gender pay gap is primarily linked to the lower representation of women in senior and highly remunerated roles and in higher cost locations. To drive structural change and get more women into senior roles, Deutsche Bank continues to make progress on its 35 by 25 gender diversity goal and initiatives, as described in the “Diversity, equity and inclusion” sub-chapter of the “Own workforce” chapter. Whilst Deutsche Bank acknowledges there is still work to do, the effort and initiatives in place will continue and are expected to have a positive impact on the gap over time.

Age diversity

ESRS S1-9

The bank benefits from different generational perspectives and recognizes that different generations have different needs. The bank provides employees with benefits and support suited to the different stages of life and career. Benefits include childcare, care of the elderly, a wide range of flexible work options, and learning opportunities. Reverse mentoring programs, in which junior employees mentor more senior colleagues, help the bank’s workforce to effectively collaborate across generations.

Age structure

Age (headcount, in %)[1]	Dec 31, 2024	Dec 31, 2023
Under 30 years old	16.2	16.5
30 – 50 years old	57.0	57.0
Over 50 years old	26.9	26.5

1 Deutsche Bank does not employ children between the age of 0-14 years; numbers may not add up due to rounding

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Persons with disabilities

ESRS S1-12

The bank aims to ensure an inclusive working environment for all employees, including people with both visible and invisible disabilities. The bank makes a sincere effort to meet the needs of all employees, such as accessible workstations and reasonable accommodations. The bank continues to provide accessible entrances, elevators, restrooms and parking. Flexible working options are available to those needing short- or long-term flexibility due to disability. The bank also ensures external jobs for people with disabilities, e.g., through its successful and longstanding cooperation with the Association of Sheltered Workgroups (Genossenschaft der Werkstätten, GDW) in Germany. In 2024, Deutsche Bank AG in Singapore was accredited with the Enabling Mark Platinum status by SGEnable, the predominant agency for disability and inclusion in Singapore.

The bank’s ability to measure the number of employees with disabilities depends on voluntary self-disclosure and is limited by data protection laws, e.g., the European General Data Protection Regulation. Additionally, due to continuing social stigma, many individuals choose not to share this information, even in locations where it is permissible for the bank to ask. As at year-end 2024, the bank employed 3,057 people with disabilities, thereof 1,820 female people with disabilities, and 1,237 male people with disabilities. In Germany, the bank employed 2,511 people with disabilities as at year-end 2024 (6.2% of the bank’s headcount). Disclosure is based on Germany social code IX.

Employees with disabilities by gender

	Share of employees (headcount)
Gender, in %	Dec 31, 2024	Dec 31, 2023[2]
Female	4.1	4.0
Male	2.4	2.4
Other[1]	-	-
Not reported	-	-
Total Employees	3.2	3.1

1 Gender as specified by the employees themselves

2 Prior year’s comparatives aligned to presentation in the current year

Ethnic and racial diversity

ESRS S1-4, ESRS S1-5, ESRS 2 MDR-A, ESRS 2 MDR-T

Based on the bank’s belief in the benefits of having a diverse workforce to best meet the various needs of its clients, Deutsche Bank strives to make further progress in racial and ethnic diversity and has set itself the aspirational goal in 2021 to increase the proportion of Black heritage representation among its employees in the United Kingdom by over 30% by December 31, 2025 versus the baseline of 3.0% as of December 31, 2021. When setting the aspirational goal, the senior leadership team was consulted. To reach the ambition, the bank is focusing on both the retention and hiring of Black heritage talent across all corporate titles. Progress is monitored on a regular basis and the bank is making progress to reach this aspiration with a share of 3.7% as of December 31, 2024, which represents a 23% increase versus the base year 2021.

The goals are accompanied by efforts to improve access to career opportunities through partnerships with external diversity-focused organizations to attract and recruit diverse talent and leadership development support. For example, the global program dbBOLD, aimed at employees of Black heritage at certain corporate title levels, is delivered in partnership with a consulting company leaders academy, offers virtual, cross-industry, expert-led sessions, and small group discussions. These are complemented by opportunities to interact with senior leadership at the bank as well as a series on key leadership topics. The program has expanded since its inception in 2020 and has reached 383 employees globally.

LGBTQI+ people

The bank is an acknowledged industry leader for taking a strong stance on worldwide LGBTQI+ (Lesbian, Gay, Bisexual, Transgender, Queer, and Intersex) rights. The bank has been recognized as an employer of choice by various LGBTQ+ organizations in the United Kingdom, United States, Australia, and India. Deutsche Bank was awarded the Max-Spohr-Prize 2024 for its continuous multi-dimensional diversity, equity and inclusion engagement and strategy by Völklinger Kreis e.V., a recognized professional association of gay executives and self-employed people that is committed to holistic diversity management in business.

Neurodivergent people

The bank has set up inclusion activities and initiatives in several countries to support employees with neurological differences. The dbEnable employee resource group has established a Neurodiversity network with approximately thousand members and in the U.K., Deutsche Bank has partnered with Autistica the U.K.’s leading autism research and campaigning charity to better understand how the bank can continuously improve its practices to support its neurodivergent employees throughout their career.

Incidents and complaints

ESRS S1-1, ESRS S1-17, ESRS G1-1, ESRS 2 SBM-3, ESRS 2 MDR-P

Deutsche Bank has a long-standing commitment to respecting human rights and has voluntarily endorsed international standards such as the UN Guiding Principles on business and human rights. More details of Deutsche Bank’s commitment can be found in the Deutsche Bank Group’s Statement on Human Rights, which is approved by the Management Board and signed by the Chief Executive Officer.

309

Deutsche Bank
Annual Report 2024

Deutsche Bank integrates human rights principles into its global operations. In case of potential breaches, the whistleblowing framework is in place to raise, investigate and sanction any incidents as outlined in the sub-chapter “Processes to remediate negative impacts and channels for own workforce to raise concerns” of the “Own workforce” chapter. As part of its overall sustainability strategy and building on its former Human Rights Working Group, Deutsche Bank established a Group-wide Human Rights Forum (“Forum”) in 2022. It reports to the Group Sustainability Committee and is co-chaired by Deutsche Bank’s Head of Group Sustainability and Head of Human Rights and consists of senior representatives of the bank’s business divisions and infrastructure functions. Its mandate is to oversee Deutsche Bank’s management of human-rights-related matters, monitor human-rights-related trends, collect and share learnings from within Deutsche Bank, liaise with external experts, and initiate strategic human-rights-related projects. The Forum supplements the bank’s established risk management and due diligence processes within its business activities and operations.

To further strengthen its human rights management, Deutsche Bank appointed in 2023 a Head of Human Rights within Group Sustainability, which forms part of the bank’s Chief Sustainability Office. He supports the management of human-rights-related initiatives and is responsible for advancing these initiatives throughout the bank. The role assumes responsibilities for overseeing Deutsche Bank’s management of human rights and coordinating processes and communication channels to evaluate the effectiveness of the bank’s human rights management approach. Further responsibilities of the Head of Human Rights include the development of overarching standards for human rights management, defining risk management standards in collaboration with risk and other functions, coordination of strategic human rights projects, representation of Deutsche Bank in relevant networks, and acting as a point of escalation for human-rights-related concerns.

Deutsche Bank’s Code of Conduct defines the minimum standards of behavior and conduct to which the bank expects all its employees, non-employees and the bank as an organization to adhere to. The purpose of the Code of Conduct is to ensure that the bank’s workforce conducts itself ethically, with integrity, and in accordance with the bank’s policies and procedures as well as applicable laws and regulations. Beyond mere compliance, however, the bank is committed to always doing what is right and proper. Deutsche Bank requires its own workforce and the members of its Management Board to follow the letter and the spirit of this Code, as well as all other applicable policies and procedures to promote compliance with high ethical standards. Deutsche Bank’s commitment to respecting human rights is anchored in the Code of Conduct, with a special focus on the prevention of child labor, modern slavery, and human trafficking abuses. To ensure employees have a comprehensive understanding of the Code of Conduct and their responsibilities arising from it, there is mandatory training. In 2024, the completion rate was 100% (2023: 100%).

Deutsche Bank aims to provide a working environment free from harassment, discrimination, and retaliation, and where Human Rights are safeguarded at any time. Anything less would prevent the bank from thriving, deepening stakeholders’ trust and safeguarding its reputation. In the majority of circumstances, the bank's employees act with integrity and exhibit the right behaviors, fully in line with the bank’s policies and procedures, as outlined in the “Workforce management” sub-chapter of the “Own workforce” chapter.

On rare occasions conduct falls below the required standards. Deutsche Bank has established mechanisms to raise such matters, like the whistleblowing channel and the complaints management channel as described in the chapter “Culture, integrity and conduct”. Employee and non-employee complaints are handled in accordance with local laws. Additionally, the bank deploys internal controls and processes to detect if something is not quite right and where appropriate it will follow up with an investigation. Depending on the circumstances and the severity, it may be necessary to act, including disciplinary action for employees.

The bank strives to make disciplinary decisions in a consistent and transparent way. Every employee should feel they are treated fairly. Deutsche Bank sees strong links between the expected behavior of its employees, how compensation is determined to account for risk and behavior, and disciplinary action for employees who fall short of the bank’s expectations about conduct.

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Deutsche Bank
Annual Report 2024

HR reviews investigation reports to determine the appropriate course of action, which may include invoking disciplinary procedures, applying non-disciplinary measures like incident learning or employee counseling, or discontinuing the case if there is insufficient evidence. Possible disciplinary actions for employees can range from verbal and written warnings to dismissals and such sanctions can impact an employee’s variable compensation and promotion, which is also set out in the Performance, Consequences and Reward Policy as outlined in the sub-chapter “Working Conditions” of the “Own workforce” chapter. Possible actions concerning non-employees may include being off-boarded immediately or not having their contract prolonged or renewed.

Incidents and complaints

2024
Total number of incidents of discrimination, incl. harassment (upheld and partially upheld)	57
Total number of complaints of discrimination (incl. harassment) and working conditions filed by own workforce through Deutsche Bank channels (excl. incidents included above)	202
Total amount of fines, penalties and compensation for damages as a result of the incidents and complaints above (in € m)	0.25

In 2024, there were 57 reported incidents of discrimination, including harassment. In this context, incidents are any complaints of discrimination (incl. harassment) raised by employees or non-employees through a formal process and which have been upheld or partially upheld by the bank, and any legal claims including allegations of discrimination (incl. harassment) against the bank. Additionally, there were 202 complaints of discrimination, harassment or in respect of working conditions. In this context, complaints are allegations of discrimination or harassment or working conditions made by employees or non-employees through a formal process that were not upheld, upheld or partially upheld and excluding the incidents reported above. In the reporting year, no related complaints were submitted to the National Contact Points for OECD Multinational Enterprises.

The total amount of fines, penalties and compensation for damages resulting from complaints and incidents in 2024 was € 0.25 million. This amount is listed in the bank’s financial statement under Litigation. Incidents and complaints occur in all regions of the bank, generally with a higher number in countries with a larger workforce.

These cases relate to the rare occasions in which conduct falls below the required standards of Deutsche Bank, which expects its own workforce to always conduct themselves ethically and to comply with all applicable laws and regulations, to ensure a working environment free from harassment, discrimination, and retaliation.

311

Deutsche Bank
Annual Report 2024

Client centricity

ESRS 2, ESRS 2 SBM-3, ESRS S4-1, ESRS S4-2, ESRS S4-3, ESRS S4-4

Having served clients for more than 150 years, clients are at the core and center to Deutsche Bank’s business. This message has been reinforced and is anchored in:

– The new purpose statement Deutsche Bank launched during 2024 as part of its “This is Deutsche Bank” program: “Dedicated to our clients’ lasting success and financial security at home and abroad”

– The vision: “The Global Hausbank: the European Champion and first choice for our clients around the world”

– The strategy: “A sharpened business model, focusing on where we have leading market positions across our four client-centric businesses”

In addition, Client centricity is articulated in Deutsche Bank’s Code of Conduct in the pillar “Our clients” as well as under the critical behavior “Striving for excellent client experience” which encompasses among others learning about clients and understanding their needs, actively seeking out and adapting to client feedback.

Acknowledging that Deutsche Bank services different types of clients, all client related activities are aligned to the bank’s business divisions. As of December31,2024, these were the following four: Corporate Bank, Investment Bank, Private Bank and Asset Management. Corporate Bank addresses the broad needs of a diverse set of corporate clients, financial institutions, investors and issuers in three client segments, being Corporate Treasury Services, Institutional Client Services and in Germany Business Banking. Investment Bank has a comprehensive global offering, providing institutional and corporate clients with fixed income and currencies risk management and liquidity provision, leading financing capabilities and a full suite of origination and advisory services. Private Bank is the partner for all questions on financing and investment for private clients in Germany and provides affluent clients and family entrepreneurs all over the world with tailor-made investment solutions. Asset Management offers a range of active, passive and alternative products that allow investors to position themselves for any market scenario. In addition, the bank has a country and regional organizational layer.

As part of Deutsche Bank’s double materiality assessment, the sub-topic of information related impacts for consumers and end-users stemming from ESRS S4 has been assessed as material. Information related impacts in relation to the bank’s products and services include access to quality information, freedom of expression and privacy and are connected to the bank’s ambition to strive for excellent client experience for existing and new customers, i.e., maintaining and expanding client relationships over the short-, medium and long-term. The topic of data privacy, which is not only linked to clients and is also linked to the bank’s own workforce, is covered in the separate sub-chapter “Data protection” within the chapter “Governance Information” of the Sustainability Statement. The bank acknowledges that the terminology of “consumers and end-users” referred to under ESRS S4, when transposing it to the context of a financial institution, may only directly be linked to private individuals in its Private Bank business. However, the bank’s ambition to clients, as outlined above, does include all types of clients within all its four business segments. Thus, for the Corporate Bank, Investment Bank and Asset Management a broader understanding of clients has been applied reflecting the respective client structure of each business (e.g., Corporate Bank serving corporate and institutional clients instead of private individuals). While entity-specific disclosure requirements from ESRS 2 were applied to these three businesses being Corporate Bank, Investment Bank and Asset Management the business specific disclosures to be found under the following sub-chapters of “Client satisfaction” and “Complaint management” within this chapter „Client centricity”, were also guided by close orientation on ESRS S4 disclosure requirements to create a comprehensive and comparable view on Client centricity across all four Deutsche Bank businesses.

Being applied to Deutsche Bank, the topic of client centricity builds the frame for several elements along a holistic client lifecycle. Starting from ensuring that the bank complies with laws and regulations relating to the provision of financial products and services, which is covered under the sub-headings of Product responsibility in the following and ranging to continuously capturing client feedback and orientating its actions toward clients’ needs and expectations, which is detailed under the subheadings of Client satisfaction and Complaint management in this chapter.

Governance

ESRS 2 GOV-2

Deutsche Bank has distinct governance structures in place for the topics contributing to its client centricity ambitions.

Product responsibility

Deutsche Bank’s commitment to product responsibility is underpinned by its Code of Conduct which is approved by the bank’s Chief Compliance and Anti-Financial Crime Officer who is a member of the Management Board and applies to all employees and members of the bank’s Management Board. Furthermore, the bank has a governance in place designed to review and communicate policy requirements as required inclusive an accompanying extensive policy framework.

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Deutsche Bank
Annual Report 2024

Client satisfaction and Complaint management

Deutsche Bank draws on client feedback to conduct quality assurance and, if necessary, to design improvement programs. Aggregated feedback on the main trends, insights gained and corrective actions is communicated to senior management and other relevant stakeholders inside the bank. The Chief Compliance Officer owns the respective risk type and reports to the responsible member of Deutsche Bank’s Management Board which is the Chief Compliance and Anti-Financial Crime Officer.

Strategy

ESRS 2 SBM-2, ESRS 2 SBM-3

Deutsche Bank’s Client Centricity Program aims to enhance the bank’s client relationships and optimize resource allocation to drive shareholder value. The program focuses on three primary objectives: driving closer bank-wide collaboration around clients, aligning client data and tooling across Deutsche Bank and improving client resource allocation to drive Shareholder Value Added (SVA). The program aims at revenue and market share increases across key clients with a view to increase the bank’s client penetration and product density. Key enablers include increased Management Board sponsorship, established governance, cross-divisional collaboration supported by clear action plans and an enhanced incentive framework. By improving client penetration and product density, Deutsche Bank aims to systematically bring its full capability and product expertise to its clients. The outcome is to continuously improve the understanding of client needs and better service clients through the entire client lifecycle (onboarding, KYC, operations and settlement. Enhanced tooling available to Deutsche Bank coverage employees is critical to ensure timely availability of client data, market trends and related activities, leveraging a range of different technologies, including AI (Artificial Intelligence). Significant progress has been achieved in 2024, including the identification of priority clients common across Private, Corporate and Investment Bank divisions and the definition of a desired state for client systems has been agreed, tailored by client type (relationship vs. mass market). A variety of information (internal client data, client feedback, external data including share of wallet and client feedback) has been used to set goals in line with each division’s strengths and strategic objectives, which will continue through 2025 and beyond.

Detailed strategic efforts are split across the separate topics Product responsibility, Client satisfaction and Complaint management ultimately contributing to Deutsche Bank’s Client centricity ambitions.

Product responsibility

It is when the bank delivers its products and services with integrity that trusting relationships with clients are developed, and sustainable performance is achieved. In practice, this means the bank’s products and services are designed with input from various control functions, checking that they are appropriate for the relevant market and align with the bank’s objectives and values. Deutsche Bank seeks to adhere to relevant rules and regulations and endeavors to be fair, clear, and accurate when marketing its products and services.

Client satisfaction

Satisfied and loyal clients are vital for sustainable growth and the bank’s ongoing success. That is why gathering client feedback systematically is an important aspect of Deutsche Bank’s Client centricity ambitions. Each of the bank’s business divisions assesses client satisfaction in ways that make sense for its specific client groups. While there are no specific quantitative goals set, every business division uses customized metrics in alignment to their respective client groups, to monitor current client-related developments, track progress of associated initiatives and implement improvements where needed.

Complaint management

As a matter of principle, Deutsche Bank strives to prevent complaints from arising by maintaining a robust new product approval process to ensure all products and services meet high quality standards. Further, identified weaknesses are reported to product owners and service responsible to decide on remediation measures to be taken in case of justified complaints. In any case, Deutsche Bank seeks to contact complainants (clients and non-clients) and reach a solution in due course. Complainants can address their complaints to any local branch, by email, online, or phone. Deutsche Bank strives to confirm receipt of complaints as soon as possible and to work on resolving them quickly and transparently. Furthermore, Deutsche Bank continuously monitors complaints to detect emerging trends and to identify the root causes. Additionally, Deutsche Bank screens its complaints for reoccurring issues.

Impact, risk and opportunity management, metrics and targets

ESRS 2 SBM-3

Deutsche Bank’s positive impacts include offering products and services to its clients in Corporate Bank, Investment Bank, Private Bank and Asset Management that address their respective needs, providing transparent and unbiased advice for these product and service offerings in order to help them make informed decisions and implementing high standards and effective processes to ensure suitability and appropriateness of products and services for the respective client group, thereby ensuring good client service. Positive impacts also encompass implementing effective employee training and processes to promote fair client practices.

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Deutsche Bank
Annual Report 2024

The opportunities that go along with these positive impacts are increased client satisfaction and loyalty, a competitive edge in maintaining clients and attracting new clients as well as an increased brand reputation. In contrast to these opportunities, inappropriate sales and communication practices could result in financial reputational and the risk of strained relationships.

Product responsibility

ESRS 2 MDR-P

The Code of Conduct is regularly reviewed and is updated as necessary in response to industry developments or events. Employees are required to attest to having read and understood the Code of Conduct on a regular basis. Policies are widely available internally via a portal and in certain instances may be shared with other parties including vendors or made publicly available.

Product suitability and appropriateness

Deutsche Bank’s Global Client Suitability and Appropriateness Policy outlines minimum standards that all divisions must meet, including implementing controls related to the performance of suitability and appropriateness assessments as relevant, the clarity of warnings and notifications provided to clients, as well as the effectiveness of such warnings. This policy provides the requirements for suitability or appropriateness assessments/approvals required prior to engaging in investment activities with a client. Further consideration is given to metrics, governance and training. Suitability and appropriateness metrics relating to the underlying products and services are provided monthly to the Bank’s global Non-Financial Risk Committee. They include relevant surveillance alerts, new product approval breaches and other metrics. This policy applies to all employees of business units globally. Senior Regional Business Management is responsible for developing policies and procedures to define, implement and document processes and controls that meet the requirements of this policy. This policy observes various global regulatory rules and regulations such as the Markets in Financial Instruments Directive (MiFID). To reduce the risk of engaging in investment activities that are not suitable or appropriate for clients, and therefore reduce the mis-selling risk and the related financial consequences, this Client Suitability and Appropriateness Policy provides the minimum standards for due diligence/approvals required prior to engaging in investment Activities with a client. The policy is made available on the Deutsche Bank intranet page which is accessible to all employees of the bank.

The divisional product governance policies support the bank’s efforts to offer products and services based on processes and principles designed to comply with legal and regulatory requirements. For example, they outline factors that may be considered for monitoring to determine whether products have only been sold to the appropriate client group. In accordance with regulatory requirements, the bank assesses where required various parameters, including a product’s complexity as well as clients’ product knowledge, experience, regulatory classification and investment objectives.

Deutsche Bank’s new product approval and systematic product review processes form a control framework designed to manage the risks associated with new products and services and their lifecycle management. These processes are overseen by the New Business Office and Strategic Controls Execution Team (formally Product Governance), within the Non-Financial Risk Management function. Existing products and services are reviewed in one- to three-year cycles designed to assess whether they remain fit for purpose and consistent with their respective target markets’ characteristics and objectives. Each product or service must be sponsored by a business managing director who bears ultimate accountability for it.

314

Deutsche Bank
Annual Report 2024

Selling practices and marketing

ESRS 2 SBM-3, ESRS S4-1, ESRS S4-2, ESRS S4-3, ESRS S4-4

Deutsche Bank is committed to marketing products and services responsibly and to providing information clients can trust. This not only supports clients’ interests but promotes market efficiency by providing all market participants with the opportunity to act on information that is neither false nor misleading. Accordingly, the bank’s Business Communications Policy requires all communications, independent of format, medium, or audience, to meet certain minimum standards and requirements for content in addition to being fair, clear, and accurate. For example, any mention of the prospective profit or advantages of a transaction must be balanced by reference to relevant risk factors. It applies to all Deutsche Bank employees globally who engage in communications with clients. Senior Regional Business Management is responsible for developing policies and procedures to define, implement and document processes and controls that meet the requirements of this policy. This policy observes various global regulatory rules and regulations such as MiFID. Fair, clear and accurate communications protect the interests of Deutsche Bank clients and promote market efficiency by providing all market participants with the opportunity to act on information that is neither false nor misleading. The policy is made available on the Deutsche Bank intranet page which is accessible to all employees of the bank.

Deutsche Bank’s business divisions and units have varied and nuanced controls that reflect products and services it offers. For example, the Origination & Advisory business periodically compares a sample of its pitchbooks against a predefined checklist to verify products and services have been presented fairly and clearly and include appropriate disclosures and disclaimers. The output of such controls, such as the number of exceptions, are included in materials discussed in senior governance fora in order identify any negative trends and, if necessary, propose remediation steps. Furthermore, the business conducts regular risk assessments in addition to compliance’s annual risk assessment that considers the appropriateness of the control environment across the divisions. These assessments consider numerous factors including client base, product availability, business volumes, regulatory requirements, past incidents, and issues identified, that is, no single factor such as associated revenue determines the extent of controls.

The bank has implemented checks and processes designed to profile potential and existing clients across multiple dimensions. The extent of profiling varies by client, product risk profiles and jurisdictional requirements. The bank aims to minimize and/or appropriately mitigate any conflicts of interest the bank may encounter when providing products or services. The variable components of senior management’s compensation plans are carefully designed to establish appropriate incentives, particularly in relation to conduct and adherence to the bank’s values and beliefs.

At Private Bank, each loan application includes an analysis of the clients’ situation in order to protect the clients, mainly retail clients, from over-indebtedness. The bank’s loan processes, and staff training reflect this legal requirement. The bank takes a variety of steps to mitigate hardship in conjunction with nonperforming loans. The bank notifies clients early if they fail to repay loans or repay late.

Conflicts of interest

The potential for a conflict of interest occurring, including between the bank and its clients, between employees and clients, or between one or more clients in the course of provision of services by the bank, is present daily and an inherent part of the bank’s activities. Conflicts of interest can arise in conjunction with the services and activities carried out on behalf of the bank’s clients; its own corporate activities; and its employees’ activities, whether through trading for their own accounts, their outside business interests, or their family and close personal relationships. Some conflicts of interest are not permitted as a matter of law or regulation and others are permitted so long as the bank has appropriate means by which to manage them. Deutsche Bank’s “Conflicts of Interest” policy sets out the bank’s arrangements in connection with the identification, documentation, escalation, and management of conflicts of interest, including where such conflicts of interest arise in the context of MiFID business. It applies to all employees of Deutsche Bank Group globally, except DWS. An identical policy is in place for DWS. Senior Regional Business Management is responsible for developing policies and procedures to define, implement and document processes and controls that meet the requirements of this policy. This policy observes various global regulatory rules and regulations such as MiFID. The bank seeks to ensure that a conflict of interest does not adversely affect the interests of clients, the bank, its shareholders or other stakeholders through the identification, prevention or management of the conflict of interest. The policy is made available on the Deutsche Bank intranet page which is accessible to all employees of the bank.

Each business division has measures in place to identify and manage conflicts appropriately, including a “Conflicts of Interest” register, which lists conflicts of interest that have arisen or may arise within the division. The maintenance of this register falls within the remit of an oversight body consisting of senior representatives of the division’s management who receive input from Compliance.

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Deutsche Bank
Annual Report 2024

Beyond the business divisions, the bank has numerous control functions that directly or indirectly manage conflicts of interest. For example, the Business Selection and Conflicts Office which is part of the Compliance & Anti-Financial Crime function is responsible primarily for managing transaction-related conflicts and reports to the Management Board at least once a year. In addition, the bank’s Employee Compliance Program is designed to check whether employees’ personal transactions are conducted in line with regulatory requirements and are not harmful to clients or the market. Further, the bank’s Compliance Control Room team support the management of conflicts by recording the flow of inside information and insiders.

Processes on complaint management

If a client expresses dissatisfaction with a product or service, the bank has procedures in place to resolve the situation equitably, which may include, where relevant, notifying regulators through the provision of individual complaint details, aggregate complaint data or otherwise. The complaint process varies by Deutsche Bank business division. Further information can be found in the subsequent Complaint Management chapters.

The bank may be subject to litigation in instances where clients believe they have been sold an unsuitable or inappropriate product or service, they have been inappropriately advised or there has been a conflict of interest, and these grievances cannot otherwise be resolved. Any material matters would be disclosed in the Annual Report 2024, Consolidated Financial Statements, Notes to the Consolidated Balance Sheet, Note 27 “Provisions”.

Trainings on product responsibility

Deutsche Bank’s compliance training program is tailored to address these important areas. There are training modules on communicating with clients, identifying, and managing conflicts, and checking products’ suitability and appropriateness. The module on the Code of Conduct includes topics related to product responsibility as well. Deutsche Bank believes it is vital for all employees to complete the latter training. Failure to do so can adversely affect employees’ compensation and their manager’s. Employees of all Deutsche Bank business divisions are trained on the bank’s duties to customers either via the “Compliance Essentials” or “Duties to Customers” training modules depending on their sub-divisions. Staff in the retail banking sector of the Private Bank in Germany additionally receive a separate training focusing on consumer protection.

Client satisfaction

ESRS 2 MDR-P, ESRS 2 MDR-M, ESRS 2 MDR-A, ESRS S4-1, ESRS S4-2, ESRS S4-3, ESRS S4-4

Corporate Bank

Deutsche Bank follows the established Client Service Team (CST) approach for global corporate and financials clients. CSTs bring together key stakeholders across the bank’s divisions, who are involved in covering and servicing a client. CSTs are informed by internal and external data to assess the performance and satisfaction in the respective client relationship on a regular basis. Senior management supports CSTs in managing these relationships and adds an additional feedback channel available to clients.

In addition, in the Corporate Bank, service and implementation teams for the Corporate Cash Management (CCM) business line ask clients since 2018 for structured feedback on their service experience. More than 1,500 clients responded to the CCM survey in 2024, providing feedback on the individual client service experience and informing the client service and product strategy of CCM. In 2024, the business line Trade Finance & Lending and German Mid-Corp Client Services were added to the survey-scope.

Corporate Bank recognizes the importance of client feedback and in case of a client complaint, follows the requirements and steps laid out in the key operating document “Complaints Handling, Reporting and Controls KOD – Corporate Bank Global”.

Investment Bank

The Investment Bank utilizes a variety of information (internal client data, direct client feedback, external data including share of wallet and client feedback on DB) to assess a range of metrics relating to its performance with clients. This information forms the basis upon which the Investment Bank selects priority clients and sets target in line with its strategic market ranking ambitions. These are then monitored on a regular basis and provide insights, such as strength and health of the relationship with specific clients or groups thereof. The data also enables analysis of wider market and client trends, which feeds into the overall divisional strategy. To enable Deutsche Bank’s client strategy, dedicated Client Strategy teams are in place within the Fixed Income & Currencies and the Origination & Advisory groups. These teams are responsible for monitoring client performance, including client satisfaction, and communicating with the respective coverage management teams in place across the organization.

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Deutsche Bank
Annual Report 2024

As part of the ongoing monitoring of client engagement, Fixed Income & Currencies receives regular feedback directly from institutional clients, either via Broker Reviews, or via direct meetings and calls (e.g., with Deutsche Bank Management). Broker Reviews consist of the Client scoring and discussing Deutsche Bank’s performance in terms of product and services provision versus its peers. In addition, client feedback can be received during bilateral client meetings. This information is then shared across the relevant Management and Coverage team to incorporate the feedback with the objective of continuous improvement of client servicing.

As previously mentioned in the Corporate Bank’s Client Satisfaction section, the Investment Bank also applies the Client Service Team (CST) framework for its clients.

The Investment Bank recognizes the importance of client feedback and in case of a client complaint, follows the requirements and steps laid out in the Client Complaints Handling Key Operating Document – IB Global & CRU which is further detailed in the following sub-chapter on Complaint management.

Private Bank

Within Private Bank, client satisfaction is measured primarily based on the Net Promoter Score (NPS). The NPS measures the willingness of customers to recommend a company on a scale of 0 – 10 and asks for their reasons why. NPS scores can range from -100 to +100 and customer responses fall into three categories: Promoters, Passives and Detractors.

The Private Bank reports NPS regularly to senior, regional and branch management. The NPS process within the Private Bank is coordinated globally, but actioned within each region to ensure the surveys address local business needs.

Private Bank provides clients with a range of contact methods, including directly via its branch network, digital and phone. The Private Bank digital channels provide self-service tools, as well as details for clients to contact the Bank via e-mail, forms, call center or local office/branch information. For instance, in Germany, Italy and Spain there are dedicated debit/credit card assistance phone numbers and in Belgium there is a ‘victims of fraud’ phone number to assist clients in need.

Private Bank in Germany

In Germany, Private Bank offers services across all client sectors (Personal Banking, Private Banking/Wealth Management) largely via two core brands Deutsche Bank and Postbank.

Within the Deutsche Bank brand, NPS was introduced in 2022 in a phased approach. Since 2023 all branches, regional advisory centers, call centers, online product purchases and selected digital service interactions, are connected to the NPS system, to gain an understanding of customer perspectives. For example, clients are contacted for feedback immediately after a range of interactions including an in-person branch visit, using selected online services, a product purchase or after a conversation with a call center.

The NPS survey process in Private Bank in Germany ensures that the relevant client advisor receives NPS feedback promptly and can respond to customer feedback in a timely manner. This is particularly important in situations where there has been negative feedback and allows for quick remediation.

For Deutsche Bank brand, the NPS improved to 67 (FY 2023: 63) based on a client interacting with the sales channels. In 2024, more than 165,000 clients gave their feedback: 76% of the customers surveyed are “Promoters” who would recommend Deutsche Bank.

For the Postbank brand, the NPS roll-out was fully completed mid 2024 (post the Project “Unity” IT data migration) and as of December 2024 the NPS stands at 13 based on a client interaction with the sales channels. Available sales channel data for 2024 indicates that Postbank showed improvements in NPS results through the year. For example, in the call center, where NPS was introduced in an early roll-out phase, NPS for this channel improved by 21 points in 2024 (FY 2023: -19, FY 2024: 2).

Private Bank in Italy, Spain and Belgium

In this region, Private Bank also caters to all client sectors; Personal Banking and Private Banking/Wealth Management. NPS was measured in all three countries in 2024 via clients being sent online surveys to ascertain NPS feedback. Results for Italy, Spain and Belgium in 2024 from 24,000 responses delivered a revenue weighted NPS score of 13 (FY 2023: 8). The revenue weighting for the NPS score was 61% Italy, 31% Spain, 8% Belgium in 2024; and 68% Italy, 32% Spain in 2023.

317

Deutsche Bank
Annual Report 2024

Wealth Management - Global

Wealth Management is a global business providing banking services and solutions which address the complex needs of ultra/high-net worth individuals and their families. In 2024, Wealth Management clients within the four Private Bank reporting regions (Emerging Markets, Central Europe and US, Germany, Italy-Spain-Belgium) were sent online surveys to ascertain NPS performance. Results from the approx. 2,100 responses across the four regions showed approximately 75% of clients globally are "Promoters" of the brand (FY 2023: 69%, updated to align with 2024 client sectors) with a revenue weighted NPS of 67 (FY 2023: n/a) and an overall NPS of 71 without regional revenue weighting applied (FY 2023: 59, updated to align with 2024 client sectors). Revenue weighting for the Wealth Management global NPS score in 2024 is 52% Germany, 48% rest of the world. Different regional parameters were used in 2024 calculations making 2023 regional-weighted comparisons invalid.

Asset Management

DWS refers to institutional investors and intermediaries as clients, also for the purpose of this report. The terms “end-users” and “consumers” relate to retail investors, which are indirect clients, serviced through intermediaries and institutional investors. Those retail clients are investors in mutual funds and ETF products, therefore not in scope of this report.

To measure client satisfaction globally in a consistent way, a new client satisfaction survey with the top 50 global clients, including strategic distribution partners, was published as a pilot project in 2022 using the net promoter score methodology. The survey aims to enhance client experience and to further strengthen client centric orientation. The net promoter score rates the likelihood of recommending DWS to a business contact and ranges from minus 100 to plus 100. In 2024, DWS conducted the third annual survey with around 170 top clients being covered. The 2024 score was 53 (compared to 50 in 2023) across all clients.

DWS strives to process findings from client satisfaction surveys and complaints quickly to implement them accordingly. Senior management regularly reviews interim results and compares internal scores against the industry benchmark. All results are communicated to relevant internal stakeholders, including senior management, service center staff, and the workers' council. Based on the feedback, DWS formulates steps for improvement which are incorporated into employee training.

To determine development year over year, DWS aims to repeat the satisfaction surveys for the same population again next year.

Complaint management

ESRS 2 MDR-P, ESRS 2 MDR-M, ESRS 2 MDR-A, ESRS S4-1, ESRS S4-2, ESRS S4-3, ESRS S4-4

Deutsche Bank has established global processes for dealing with customer complaints. They are delineated in the Client Complaints Policy and detailed in the Client Complaints Procedure. The policy and procedure are supplemented by unit specific key operating documents, which provide for the implementation of all policy and procedure requirements in the units. All these documents are made available on the Deutsche Bank Policy Portal, which is accessible to all employees of the bank. Moreover, the policy and procedure comply with the “Guidelines for complaints-handling for the securities (European Securities and Markets Authority, ESMA) and banking (European Banking Authority, EBA) sectors,” as jointly issued by the ESMA and the EBA and with their interpretation by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin). The policy and procedure set global minimum standards for handling complaints and to ensure that all locations, branches, and subsidiaries handle and resolve complaints impartially and without undue delay. They apply to all corporate divisions and supporting infrastructure functions (together units). All units are responsible for implementing the policy and the procedure respectively. The policy and procedure define which complaints are in scope or out of scope and set requirements for the recording, internal and external reporting, escalation of increased risk complaints, while determining roles and responsibilities. Local requirements are provided for in a country annex to the policy. Out of scope are concerns raised by employees without nexus to the securities and banking business of Deutsche Bank as well as concern raised by vendors, brokers, intermediaries or Deutsche Bank Group companies receiving services from the bank. As complaints are handled by the complaint management functions within the units, each unit head is responsible for the implementation of the policy and procedure requirements and therefore appoints a global head of complaint management responsible for the oversight and day-to-day handling of client complaints. Pursuant to the local regulatory requirements, in Spain, the complaint management function lies with the Compliance function where the responsible head of the complaint management function is the local Head of Compliance.

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Complaints that pose an increased risk of causing significant harm to Deutsche Bank or its customers are being escalated promptly to relevant functions to commence further investigations and take appropriate action. The effectiveness of the process is demonstrated by monitoring the closure of complaints, the average handling time as well as the aggregation of redress payments to clients. Metrics on client complaints are included in divisional reports to their senior management and the Management Board. Therefore, the bank uses changes in the number of raised and closed complaints, as well as the changes in average handling time and paid redress over two consecutive quarters to evaluate performance and effectiveness of the handling of complaints within the bank globally. A change of ten percent or more is being evaluated qualitatively and analyzed by the business divisions. Such processes support the remediation of identified negative impacts that may have arisen.

Not only can products and services be subject to a complaint but also the complaint management process itself. Therefore, complainants are free to complain about the complaint management function. Hereby, the satisfaction with the complaint management process can be evaluated.

Corporate Bank

Corporate Bank's process for handling of complaints is laid out in the key operating document (KOD) “Complaints Handling, Reporting and Controls KOD – Corporate Bank Global”, which is owned by the Divisional Control Office as a horizontal function across the Corporate Bank. This process follows the governance framework stipulated by Compliance as the second line policy-owning function. The KOD is updated at least annually.

Typically, complaints are received by a client service officer who logs the complaint utilizing a template that ensures mandatory capturing of key attributes of the complaint, as defined in the KOD. If the officers cannot handle the complaint themselves, involving other product or technical experts as required, they identify an appropriate complaint owner who will manage resolution of the complaint or escalate to management or other departments of the bank, as necessary. Complaints are categorized depending on the severity of the impact on the client or the bank with reference to the bank’s standard Non-Financial Risk Rating Grid. The aging of complaints is tracked, which may trigger escalation if the number of days, for which the complaint has been open, is unreasonable or according to timelines stipulated in regulations, such as the EU’s Payment Service Directive. On a monthly basis, complaints data are reviewed by business coordinators residing in each Corporate Bank sub-business area for adherence to quality standards. These coordinators submit the data to a central complaints function that performs a further quality control review and analyses the data for trends relating to products, root causes, ageing, business areas, locations etc. Oversight of the Corporate Bank complaints framework is performed by the monthly Complaints Oversight Forum which reviews the monthly complaints data across the Corporate Bank globally. The forum reviews the trend analysis, challenges business areas on specific complaints and is an onward escalation path to Compliance and the Corporate Bank’s Non-Financial Risk Council. Following an in-depth review, the framework was simplified in the third quarter 2024 to put more attention on complaints displaying a higher level of potential risk to the Corporate Bank or to the client, as well as complaints that have been escalated. The intention is to streamline reporting and analysis of complaints, and to allow for greater oversight of these higher risk complaints.

As with previous years, there is a concentration of complaints for the Corporate Bank received by Business Banking in Germany owing to its large client base amongst small and medium-sized corporates. The volume of complaints decreased in 2024 by 8% compared to 2023, which had experienced a higher than usual level of complaints because of the migration project of former Postbank clients to the Deutsche Bank infrastructure in 2023. The top root cause categories of complaints across Corporate Bank are operational issues, client communication issues, and application issues.

Investment Bank

Investment Bank’s process and requirements for handling of complaints are brought out in Client Complaints Policy, Client Complaints Procedure and Client Complaints Handling Key Operating Document – IB Global & CRU. This Key Operating Document is owned by the Divisional Control Office as a horizontal function across the Investment Bank. The Document provides the overall Investment Bank’s complaint reporting workflow and includes the responsibilities of the Complaint Owner, Business Coordinators and Central Complaints Management Team. Any employees in receipt of a complaint (whether received orally, in writing, online or by other means) must either take ownership as the Complaint Owner or notify an appropriate Complaint Owner of the complaint as soon as practically possible. The requirements for Complaint Owners, including mandatory data for logging complaints, has been brought out in the Client Complaints Procedure document. All complaints received and handled by Investment Bank are captured in the Investment Bank Client Complaints Capturing Template. Relevant complaint information including resolution communication, which is the responsibility of Complaint Owners to provide a final response to the Complainant, needs to be recorded and archived in a durable medium.

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Complaints are reviewed by the business and the bank’s Compliance function each month and checklists are utilized by the Divisional Control Office to ensure that complaint logs are complete and accurate. Continued focus is on escalation to relevant 2nd Lines of Defense to ensure complaints are resolved with input from all stakeholders and in particular anything relating to alleged misconduct is properly investigated and escalated in accordance with the bank’s regulatory reporting obligations.

In 2024, there was an increase of 56% YoY of complaint logging by Investment Bank compared to 2023, driven primarily by improved business reach and appointment of additional Business Coordinators, additional trainings for Business Coordinators and checks against surveillance alerts. The most common root cause of complaints continues to be operational issues, but complaints were also recorded relating to trade execution and pricing fees.

Private Bank

Private Bank operates globally, navigating diverse regulatory and legal frameworks regarding client complaint procedures. To ensure compliance with both Deutsche Bank global client complaint framework and local regulatory requirements, while upholding high client service standards, the bank has implemented dedicated complaint management functions in every operational region. These functions are supported by documented policies ensuring adherence to local regulatory requirements.

Clients can submit complaints to the Private Bank directly (in person, by email, phone, etc.) or to a local or national ombudsman or other regulatory body, as permitted by law. In each location the complaint is logged in a digital register and assigned to a complaint owner who investigates the issue thoroughly and responds to the client within a reasonable timeframe, as determined by local regulations.

All complaints are handled with confidentiality and in compliance with respect for privacy and data protection rights. In addition, where necessary, immediate action is taken to minimize negative material impacts on clients, such as blocking potentially fraudulent transactions. Complaints Management Functions will also involve 2nd line of defense function such as Compliance, Anti-Financial Crime, Legal as subject matters experts when required to ensure a quick and efficient resolution of the client matter.

Client complaints trend and root cause analyses are regularly reviewed by local, regional, and global senior management. Any issues that pose a direct or potential significant risk to clients are promptly escalated to the appropriate regional or global senior management and relevant stakeholders. This ensures that appropriate remedial actions are identified and implemented to mitigate any negative impact on clients. In addition, product-related client complaints are reviewed regularly through the Global Product Risk Oversight Group and in regional Risk Management Forums of Private Bank’s Banking, Lending, and Investment Solutions Trading Desks. Furthermore, product-related client complaints (as specific information/trigger) are provided for consideration within the Systematic Product Review, which reviews periodically if products are still fit for purpose.

Client complaints at Private Bank decreased in 2024 by 18% versus 2023.

Inflow of new complaints in Personal Banking Germany decreased by 23% in 2024 compared to prior year with decreasing impact on the complaint portfolio concerning complaints related to Postbank’s IT migration over the year. The comprehensive remediation activities supported by increased staffing levels have continued and focused in particular on the area of mortgage lending. Meanwhile client complaints are handled within planned service levels.

In Wealth Management Germany the majority of complaints concerned the category “execution/settlement” and followed by concerns in the category “service”. Client complaints increased slightly year-on-year in 2024 compared to 2023. Overall, there were no patterns or systematic focal points.

Spain registered a 120% increase in new client complaint inflows in 2024, related primarily to claims for repayment of mortgage fees. This increase stemmed from a Spanish Supreme Court ruling declaring certain fees invalid, impacting the entire banking sector and the consequent heavy influx adversely affected complaint handling time. Remediation measures including increased staffing and technological enhancements were implemented throughout 2024, which successfully mitigated the backlog. As of November 2024, complaint handling times returned to standard service levels.

Italy registered a 6% increase in client complaints compared to the previous year. This uptick is mainly attributed to a Know Your Client (KYC) remediation program necessitating clients to provide additional documentation. Failure to submit the required documentation within the stipulated timeframe resulted in temporary account restrictions, leading to an increase in complaints.

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Belgium registered 7% less new complaints in 2024 thanks to the Belgium Quality Council, that identified key areas of improvement and subsequently drove remediation actions for IT issues, KYC recertification programs and corporate actions related issues.

India experienced a 37% year-over-year decrease in client complaints. This positive trend follows the successful implementation of remediation measures including a Quality Council focusing on enhancing data quality within the core banking system. Furthermore, targeted training programs for frontline personnel contributed to improved service delivery and a reduction in complaint triggers.

Complaints in the Wealth Management business in the United States, Central Europe and Emerging Markets remained overall stable in 2024 versus prior year, with no specific drivers or areas of focus.

Private Bank registered less than 1% of complaints related to breaches of client data privacy from third parties which were substantiated, none of which were of systemic relevance.

Asset Management

Complaints provide valuable insights into how DWS is doing from a client perspective. They are also an opportunity to rebuild and enhance customer relationships. Each DWS business line has complaint handling routines and a dedicated complaints management function to enable complaints to be investigated fairly, to highlight possible conflicts of interest and to mitigate those adequately. To ensure that risks and issues are identified and addressed, the central DWS Compliance function supervises the complaints management processes. A central DWS complaint management function was established to report all customer complaints to relevant boards internally and to supervisory authorities externally, as stipulated by local legislation.

A complaint means any expression of dissatisfaction or grievance about DWS’s asset management services or products, regardless of whether justified or not. The complainant can be a client or potential client, whether a natural or legal person. A complaint may also include public relations matters regarding DWS’s business practices that could have the potential to damage DWS’s reputation, brand or market value. DWS is committed to handling complaints fairly, effectively and promptly, investigating each complaint thoroughly and notifying the complainant about the outcome, after the matter has been resolved.

Complaints are categorized in accordance with the Non-Financial Risk Management Risk Type Taxonomy and the NFRM Risk Rating Grid. The root cause of the complaint is identified and logged. These classification elements form part of the respective reports to DWS management and Compliance.

The DWS Group Complaints Policy, owned by DWS Compliance, sets out the globally applicable minimum standards for complaint handling across DWS Group, designed to provide impartial and consistent handling and resolution of complaints without undue delay in all locations, branches and subsidiaries or affiliates. Through the implementation of the policy, the German securities trading act (Wertpapierhandelsgesetz (WpHG)) is reflected. All Heads of Business Units must establish an appropriate framework for handling complaints meeting the minimum standards including the establishment of a dedicated complaints management function, which is responsible for putting in place an appropriate framework for complaints handling and management.

Client-facing Business Units maintain Key Operating Documents (KOD), which refer to the Group’s minimum requirements for handling and reporting complaints and specify the complaint handling routines in their daily activities. Senior Managers are required to ensure adherence to the procedures and control processes documented therein.

Supervisors attest in line with the DWS Global Supervision Framework and Written Supervisory Procedures (WSP) that all received complaints have been handled, logged, investigated, solved and reported in accordance with minimum standards and regulatory requirements. This WSP document outlines the Supervision and Control Framework for DWS, refers to the relevant policy documents describing the standards that must be adhered to for applicable Risk Categories, and sets out the tasks that supervisors must perform to verify that DWS operations comply with the above standards and conform to good business practices and applicable regulatory requirements. The activities of Supervisors form the foundation of its overall system of supervision and compliance. In the context of this section, Supervisors are responsible that complaint handling activities of their assigned employees comply with applicable laws, rules and regulations, as well as DWS policies and procedures.

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Clients and investors can raise complaints in person to their client relationship manager, or by phone, by e-mail or by letter. DWS publishes contact information for addressing a complaint on its websites. DWS also informs clients and investors about the possibility of involving the Office of the Ombudsman of the BVI (Federal association of Investment and Asset management e.V.) or, alternatively, the Federal Financial Service Authority (BaFin). Further, DWS is legally obligated to inform clients and investors that a civil complaint can be filed at any time.

Process controls ensure that all received complaints are handled, logged, investigated, resolved and reported in accordance with regulatory requirements. Internal Audit and Compliance periodically test control effectiveness in both dimensions, design effectiveness and operative effectiveness.

Material risk means that complainants have suffered significant harm, financial hardship, or a threat to their solvency or where the complaint alleges a serious breach of regulation and/or threatens litigation. Examples for material complaints which deserve senior management attention are: Allegations of criminal conduct of DWS or an employee (such as about market manipulation, insider trading, fraud, bribery or corruption); potential financial loss to DWS or a client of € 50 thousand or more; initiation or threat of litigation (legal dispute) or escalation to third parties (supervisory authorities, ombudspersons, etc.); data privacy breaches; likelihood of public interest or media attention.

In 2024, the number of complaints raised by DWS clients and investors dropped significantly compared to 2023 by 40%. The volume of complaints logged in 2024 fairly reflects the ordinary business, with the majority of complaints raised by retail funds investors. The extraordinarily higher level in 2022 and 2023 was caused by a concerted action of protest mails addressed to DWS.

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Governance

Deutsche Bank operates in an environment with continually evolving regulatory landscape. This requires continuous monitoring and improvement by adapting or expanding existing processes and policies.

Code of Conduct

The Code of Conduct is the foundation upon which Deutsche Bank build its purpose "Dedicated to our clients' lasting success and financial security, at home and abroad".

It sets out the standards of behaviour and conduct to which the bank and all employees are expected to adhere and is the key driver for achieving the bank's purpose, vision and strategy.

We think commercially for sustainable outcomes
We work collaboratively for the greatest impact
Deutsche Bank's aspirational culture
We take initiative to create solutions
We act responsibly to inspire trust

Facts and figures 2024

100%
of the new managers completed speak-up training

>99%
of all employees completed anti-bribery and anti-corruption training

2,492
employees dedicated to the fight against financial crime as part of a stand-alone, second line of defense unit

Governance Topic

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Governance information

Culture, integrity and conduct

Culture is how Deutsche Bank’s Management Board members and employees behave daily and the key driver for achieving the bank’s purpose, vision and strategy. A culture that ensures operating to the highest standards of integrity and conduct is at the heart of trust and reputation and the bedrock for a safe and robust organization. That is why the bank’s culture is critical to its long-term success.

A key element to support ethical conduct and aspirational culture in the bank is trust. Trust takes years to establish and can be lost in a moment through failures caused by misconduct, unethical behaviors, and the fear of speaking up.

Governance

The bank governs culture, integrity and conduct through a dedicated program overseen by the Culture, Integrity and Conduct Committee, established by the Management Board of Deutsche Bank. The program is a part of the Committee’s mandate and is co-chaired by the Management Board member responsible for Corporate Bank and Investment Bank and the Management Board member and Chief Executive Officer Americas. It consists of representatives of each business division and key infrastructure functions, who are appointed by the Management Board member responsible for the respective division or function and has a female representation of three out of thirteen voting members.

Strategy

ESRS 2 SBM-3

The Culture, Integrity and Conduct Committee’s mandate is to provide a sustained focus on all aspects of culture by overseeing the implementation and ongoing management of the culture, integrity and conduct framework. The Framework defines, communicates, and reinforces cultural aspirations and behaviors and embeds a culture of sustainable performance that reflects adherence to laws, rules and regulations and the banks policies and procedures. The framework applies across all businesses, geographies, and infrastructure functions within the Deutsche Bank Group (Group).

Deutsche Bank recognizes that governance is integral to managing risks effectively and its corporate culture. The organization is committed to constantly challenging itself, learning lessons from past events to improve in the future. Pursuant to its risk management principles and risk governance outlined in the 2024 Deutsche Bank Annual Report – Management Report – Risk Report, the bank has three Lines of Defense for managing risks, which is integral to the bank’s risk culture, a sub-component of culture, with roles and responsibilities of the three Lines of Defense being outlined in Deutsche Bank’s risk management framework.

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Impact, risk and opportunity management

ESRS 2 MDR-P, ESRS 2 MDR-A , ESRS G1-1

Deutsche Bank is aware that a good corporate culture, especially business ethics, is an opportunity to establish trust, improved performance quality, productivity, return on investment (ROI) and an increased brand value over one to five years Furthermore, a good corporate culture provides the opportunity to increase competitive advantage with regards to client and employee acquisition and maintenance. Such a culture concerns professional integrity, engagement with workforce about impacts, and channels to raise concerns including whistleblower procedures. Therefore, the bank has robust Speak-Up and Raise a Concern procedures and channels to support the core element of trust. Speak Up and Raise a Concern impact behaviors and drive the bank’s aspirational culture, with positive impacts such as increased ethical conduct and alignment to the aspirational culture of the bank, which are considered as very likely to materialize in the short term. A lack of trust, Speak-Up and Raise a Concern procedures and channels on the other hand have been assessed as very likely to negatively impact the society by damaging confidence in the financial system and imposing costs to society on a short-term basis. Risks caused by unethical behavior and missing aspirational culture can include the loss of trust in the organization, increased operational and/or legal costs and eventually the loss of the company’s license to operate. Whilst those risks have been assessed as likely to materialize on a medium-term basis, the bank is mitigating them through its continuous work and actions driving its aspirational culture as further described in the following sections.

Raise a Concern Framework, Whistleblowing and Speak Up

A key component supporting the bank’s aspirational culture is the Raise a Concern framework which is governed by the Raising Concerns (including Whistleblowing) Policy, a Compliance-owned global group-wide policy approved by the Group Chief Compliance Officer. The policy, which is available on the policy portal and reviewed at a minimum annually, sets out the bank’s internal approach for raising concerns. It actively encourages employees to report possible violations of laws, rules, regulations, bank policies and conflicts of interest and it requires employees to raise concerns about possible criminal activity by the bank, its employees, clients or third parties. Employees may do so by reaching out to the Whistleblowing Central Function, a ringfenced team within the bank’s Anti-Financial Crime function specialized in concerns related to potential misconduct by Deutsche Bank Group, those who work for Deutsche Bank Group, or any other entity or individual acting on behalf of Deutsche Bank Group. All reports are taken seriously and managed sensitively and confidentially. Quarterly reporting on trends and themes including substantiation rates and fact patterns is provided to senior management as well as to the Supervisory Board’s Audit Committee. In addition, the chair of the Supervisory Board’s Audit Committee is informed of highest risk rating concerns via ad hoc notifications pursuant to a defined escalation procedure.

With a focus on trust, the bank built upon the Speak-Up activities and expanded their reach and scope beyond raising concerns to empowerment and purpose with focus on Speak-Up as the right thing to do. This Speak-Up message supports the bank’s supervision culture, the bank’s aspirational culture and supports the continued evolution of the Culture, Integrity and Conduct agenda. All new managers are automatically enrolled in the virtual mandatory course on Speak-Up and Listen Up, Your Supervisory Duties as a Manage, with an annual refresh cycle for all managers. To bolster and embed further Speak-Up content is included in mandatory courses such as Code of Conduct for all staff every 18 to 24 months and Risk Awareness for all staff bi-annually. In 2024 the completion rates were 99.98% (Code of Conduct), 100% (Your Supervisory Duties as a Manager) and 99.99% (Risk Awareness).

Employees are encouraged to speak-up directly to their management, representatives of Control Functions or Human Resources which includes the employment matter related grievance processes as described in sub-chapter “Processes to remediate negative impacts and channels for own workforce to raise concerns” of the “Own workforce” chapter within the Sustainability Statement. However, where they do not feel comfortable using these avenues, the Whistleblowing framework is in place. Where permissible under local law, employees can also raise concerns anonymously via the Integrity Hotline, a special electronic platform and a telephone reporting system, with anonymity protected to the fullest extent possible.

The Whistleblowing Central Function has dedicated personnel in Frankfurt and London and can be contacted directly, by email or by raising a report via the Integrity hotline. In addition, the Whistleblowing Central Function runs Exit and New Joiner Surveys as additional escalation channels to proactively identify potential areas of concern. The surveys include a series of questions relating to Speak-Up culture awareness and raising concerns. Respondents who identified that they had a concern which they did not raise are provided with the opportunity to provide contact details for confidential follow-up by the Whistleblowing Central Function. The team also operates external reporting channels, including channels to raise human rights related misconduct in Deutsche Bank’s supply chain as further described in the External Complaints Procedure Human Rights.

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Any allegation of potential internal misconduct, irrespective of how it is surfaced, is investigated proportionately, independently and objectively under the bank’s global internal investigative framework which is governed by the Handling of Internal Investigation Key Operating Document (KOD) - Central Investigations Function, Group Audit Investigations, Employee Relations. The Key Operating Document defines minimum standards on how concerns relating to internal misconduct incidents, which may require internal investigation, must be assigned to and handled by the bank’s internal investigative functions in accordance with defined mandates. The formal owner and approver of the Key Operating Document is the Global Head of Central Investigations Function, however, approval is also obtained from the Global Heads of Group Audit Investigations and Employee Relations. Follow-up actions resulting from an internal investigation may include but are not limited to policy changes, process and control enhancements, lessons learned reviews or disciplinary measures.

Deutsche Bank prohibits retaliation in any form against any individual because they raised concerns internally or externally or assisted in raising a concern or assisted or cooperated in an investigation into a concern. This is supported by an anti-retaliation framework which covers prevention, detection and investigation of retaliation. Staff are regularly informed of the Bank's prohibition against retaliation through mandatory training and this is reiterated to all participants in an investigation. Retaliation allegations are investigated in line with the bank’s processes; any confirmed instances of retaliation will be dealt with extremely seriously and may result in disciplinary action, including termination of employment or contract for services. Deutsche Bank also maintains an Anti-Retaliation Advisory Group (ARAG) comprised of senior representatives of the Whistleblowing Central Function, Employee Relations and Human Resources, who meet bi-weekly to review retaliation escalations and other raised concerns presenting a heightened risk of retaliation to determine if any actions are necessary to mitigate the risk of any ongoing retaliation.

The EU Whistleblowing Directive (Regulation (EU) 2019/1937) is applicable to Deutsche Bank. In 2024, the Whistleblowing Central Function continued to enhance and update its processes in line with legal requirements and best practice standards. Per way of example, the policy language in respect to employees’ rights to communicate with authorities was reviewed and updated to reflect best practices. Depending on employment location, employees are guided to available external resources via annexes to the Raising Concerns (including Whistleblowing) Policy, local employee handbooks or the DB intranet.

Code of Conduct

Deutsche Bank’s Code of Conduct is the foundation upon which the bank builds its purpose. The Code of Conduct is designed to ensure that all employees conduct themselves ethically, with integrity and in accordance with the laws and regulations that apply to the bank worldwide, as well as Deutsche Bank’s policies and procedures. Its aim is to foster an environment that is open and diverse, where staff opinions and speaking up are valued and where employees’ and the bank’s success is built on respect, collaboration and teamwork in serving clients, stakeholders and communities. The Management Board is accountable for the implementation of the Code of Conduct, with review activities and update processes overseen by the Culture, Integrity and Conduct Committee. In 2024 the Code of Conduct was reviewed and updated to align with This is Deutsche Bank, setting out the bank’s standards of behavior and conduct, to which all employees are expected to adhere.

The Code of Conduct covers the impact on stakeholders and society at large by providing an overview of the processes fostering the possibility to speak up, raise concerns and Whistleblowing. It further provides guidance on doing the right thing, valuing employees and building trust in the workplace, thoughtful decision making, personal and client related activities, conflicts of interest, financial crime prevention and detection, sustainability and respecting human rights, fair and free markets, with respective scenarios and links to underlying policies and procedures. With this, the Code mitigates the risk of reputational damage, increased (legal) costs and loss of clients due to inappropriate business conduct, improper management of conflict of interest and fiduciary duties, bias and negligence. The Code of Conduct is reviewed annually and updated when required. The annual review cycle is supported through working groups which include stakeholders across all divisions and infrastructure functions as well as Risk Type Controllers for the respective areas, to allow for all stakeholders to assess relevance, accuracy and completeness of their contributions to the code. The Code is published on Deutsche Bank’s external website and on its internal Policy Portal.

The Supplier Code of Conduct raises awareness of the standards of behavior that Deutsche Bank expects of its suppliers. For further information on the Supplier Code of Conduct please refer to chapter “Supply Chain Management” within the Sustainability Statement.

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Culture, Integrity and Conduct program

Deutsche Bank’s culture and business conduct is managed with the help of the Culture, Integrity and Conduct program. The program is one of the mechanisms to support operationalization of the Code of Conduct. It defines concrete actions to achieve aspirational culture on a run-the-bank basis such as the annual Culture, Integrity and Conduct book of work. The program focus is on ethical behavior, Speak-Up and the highest standard of conduct and integrity across businesses, geographies and infrastructure functions and enhancing the bank’s business model and culture, through initiatives and activities with expected time horizons ranging between a short- to medium-term period.

Culture, Integrity and Conduct book of work

The Culture, Integrity and Conduct book of work is a central plan created annually by the Culture, Integrity and Conduct program for promoting ethical culture at the bank, including company-wide communications plans and Human Resources programs.

Culture Plans

The bank’s divisions and infrastructure functions develop and implement their own culture plans and are responsible for promoting ethical culture in each of their respective units. These plans incorporate mandatory initiatives and actions defined by the committee as well as the divisions’ and infrastructure functions’ own initiatives to address their key individual requirements. The divisions and functions report their culture plans to the committee annually and provide the committee with quarterly updates on the implementation of their plans. They must submit evidence of progress, such as the completion of the 74 initiatives including underlying milestones in 2024, to ensure that the plans are completed on time and comply with the aspirational culture standards of the Culture, Integrity and Conduct program. These actions are expected to deliver results on a short- to medium-term basis.

This is Deutsche Bank program

The actions overseen by the Culture, Integrity and Conduct program align closely with the This is Deutsche Bank (TiDB) program launched in 2023, formerly named Culture program. This is Deutsche Bank is a bank wide change-the-bank program supporting the run-the-bank activities of the Culture, Integrity and Conduct program through communicating, embedding and measuring a refreshed aspirational culture and the associated behaviors that underpin it to improve the bank’s positive impact on employees, stakeholders and the financial industry. In 2024, the new aspirational culture was communicated to employees as part of the This is Deutsche Bank activation workstream through Ambassador meetings, communications from the Management Board and via the bank’s Intranet. In the second half of 2024, it was further embedded into the bank’s processes including via the bank’s revised Code of Conduct. The program has also developed a new Culture dashboard to measure the aspirational culture which will be used by the Culture, Integrity and Conduct committee to monitor the progress made on delivering the aspirational culture over time.

The aspirational culture is to empower employees to excel together every day and focuses on the four guiding principles, we act responsibly to inspire trust, we think commercially for sustainable outcomes, we take initiative to create solutions and we work collaboratively for the greatest impact. The guiding principles evolve the bank’s former Values and Beliefs and are underpinned by sixteen critical behaviors to further support employees to understand what is expected of them.

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Metrics and targets

ESRS 2 MDR-M

Culture and conduct metrics

On a quarterly basis, the Culture, Integrity and Conduct Committee reviews and evaluates 25 key culture-related metrics across the bank, such as employee complaints, analysis of employees’ adherence to certain risk-related policies and procedures, results of investigations (Human Resources, Group Audit and Anti-Financial Crime) and discusses trend developments over the quarters and takes actions where necessary. In addition, it assesses information gleaned from surveys and input from business leaders to identify key culture and conduct focus areas. The annual People Survey asks employees for feedback to gauge how they experience working for the bank and measure progress on key aspects of its culture, including key indicators such as commitment and enablement. People Survey results, i.e., identified areas for improvement, become part of the Culture, Integrity and Conduct Book of Work as central initiative(s) and are measured both through the central activities as well as the Divisions’ and Infrastructure Functions’ Culture Plans progress reporting.

People Survey

The annual People Survey asks employees for feedback to gauge how they experience working for the bank and measure progress on key aspects of its culture, including key indicators such as commitment and enablement. People Survey results, i.e., identified areas for improvement, become part of the Culture, Integrity and Conduct Book of Work as central initiative(s) and are measured both through the central activities as well as the divisions’ and infrastructure functions’ Culture Plans progress reporting. In 2024, the survey included questions to provide insights into how employees experience ethics and conduct and raising concerns at the bank. Results showed that people continue to experience an environment that lives up to the bank's standards with the vast majority feeling able to express themselves. The results also demonstrated that, while the number of people having concerns is low, the vast majority would know how to raise a concern should they have one. More information on the People Survey can be found in the sub-chapter “Employee feedback culture” of the “Own workforce” chapter within the Sustainability Statement.

Annual global Culture, Integrity and Conduct report

The Committee also produces an annual Global Report which evaluates what the Committee has accomplished, i.e., progress made and identified areas of weakness and how it can effectively work to further refine ethical culture in the following year (the Culture, Integrity and Conduct book of work). The business divisions and infrastructure functions produce their own Culture, Integrity and Conduct Reports which are tailored to their specific profiles and are drawn on for the Global Report.

Whistleblowing cases

The Whistleblowing Central Function carefully assesses the concerns raised and refer them to the most appropriate team for review and, where appropriate, investigation.

Whistleblowing cases referred to investigation

% of cases referred to investigation	Dec 31, 2024	Dec 31, 2023
Germany	35	34
APAC	22	26
United Kingdom & Ireland (UKI)	17	18
Americas	13	10
Europe	11	11
Middle East & Africa	2	2

From a regional perspective, Germany saw most cases referred to investigation followed by Asia Pacific, United Kingdom & Ireland, Americas, Europe and Middle East & Africa. Allegations have been partially or fully substantiated during investigations in 52% of the cases closed over the course of 2024 (2023: 38%).

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Anti-financial crime

Financial crime is detrimental to society and can have severe negative consequences for individuals, institutions, and the integrity of the financial system. Organized crime engages in fraud, bribery, corruption, terrorist financing, and money laundering. Criminals use complex money laundering schemes, including targeted placement and layering across different borders, in their attempts to integrate the proceeds of their crimes back into the global financial system. External actors seek to abuse the financial system to evade sanctions and embargoes. In addition, there is a persistent risk of terrorist organizations trying to abuse the financial system to finance or facilitate their activities. Deutsche Bank also fights the risk of internal fraud by employees as well as the facilitation of tax evasion.

Fighting financial crime is an integral part of Deutsche Bank’s business activities, and continuous improvements to the Group’s capabilities in fighting financial crime are a critical priority. Successfully fighting financial crime not only mitigates the negative impacts and risks but also generates positive impacts on society and business opportunities. Effective anti-financial crime controls are critical components of Deutsche Bank’s strategy. This includes in-depth knowledge about Deutsche Bank’s clients, their source of funds, their source of wealth, their true tax residencies, and their ultimate beneficial owners. The Management Board and all employees are required to adhere to the highest standards of conduct to fight financial crime.

Governance

ESRS 2 GOV-2

Every employee at Deutsche Bank is responsible for managing financial crime risk. These responsibilities and obligations include (i) the prevention of financial crime by knowing clients, reviewing potential clients, running preventative controls, and observing obligations and policies, (ii) the detection of unusual or suspicious behavior or patterns, including the use of alerts from transaction monitoring systems that are reviewed by dedicated and trained teams, and (iii) the reporting of clients, third parties and/or transactions that appear suspicious or unusual.

The ultimate decision and authority regarding the assessment, management and acceptance of financial crime risks lies with the Group Anti-Money Laundering Officer, who also heads the Anti-Financial Crime function and reports to the Compliance and Anti-Financial Crime Management Board member. This Group Anti-Money Laundering Officer is a delegated authority from the Management Board, authorized to establish a Financial Crime Risk Management framework and take necessary measures to manage risks in compliance with legal requirements. The Officer’s role is guided by the by German Money Laundering Act (Geldwäschegesetz), the Directive on Anti-Money Laundering and Terrorist Financing (AMLD IV) and EBA guidelines. The Supervisory Board of Deutsche Bank is regularly informed about the status of financial crime risk management by the Management Board and the Group Anti-Money Laundering Officer, for example, with quarterly updates to the Supervisory Board’s Audit Committee.

The Anti-Financial Crime function acts independently and sets policies and standards, while Deutsche Bank’s business divisions are responsible and accountable for their implementation and operationalization. The Management Board ensures that the Anti-Financial Crime function can execute its tasks independently and effectively.

Strategy

ESRS 2 SBM-3

Deutsche Bank is committed to protecting its clients, society, and its own assets by taking an active role in the prevention, detection, and reporting of financial crime. Recognizing the material threats posed by financial crime, the Anti-Financial Crime function has defined a uniform strategy across financial crime risk prevention, detection, and reporting to ensure the highest level of protection for Deutsche Bank’s clients and stakeholders, while also supporting sustainable business practices. The Anti-Financial Crime strategy focuses on remediation, simplification, and consolidation of processes, and evolving the AFC Program across the areas of risk appetite, risk assessment, policy, training, assurance and reporting. The strategy serves to accelerate decision-making around financial crime risks, enforce consistent standards, and foster collaboration with business divisions and regions, ensuring that Deutsche Bank operates within its risk appetite and that there is a clear culture of risk ownership and accountability.

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Deutsche Bank
Annual Report 2024

Non-compliance with anti-financial crime laws and weak financial crime controls are material risks to Deutsche Bank. Deutsche Bank has implemented a comprehensive Financial Crime Risk Management framework to mitigate these risks and to build trust with clients, supervisors, and stakeholders in the public and private sectors, as well as to support long term access to new markets and business segments. Deutsche Bank is committed to continually enhancing its financial crime control environment and leveraging technology and analytics to enhance the effectiveness, efficiency, and sustainability of its financial crime controls. This is made possible by working collaboratively across all lines of defense, as well as being an active partner in the anti-financial crime community and working closely with law enforcement, regulators, and the private sector to prevent, detect and report financial crime.

As an international financial institution offering a diversified range of global banking products, Deutsche Bank understands its responsibility to support the industry’s anti-financial crime agenda. Failing to have effective controls around money laundering, terrorist financing, corruption, bribery, fraud, modern slavery, or the facilitation of tax evasion, e.g., by facilitating clients to exploit jurisdictional differences in tax laws, and failing to prevent criminals from exploiting Deutsche Bank’s products and services, can have serious and immediate effects on society. These include undermining the rule of law and social justice, weakening public services, lowering tax revenues by underpayment of tax, sanctions, the loss of banking services, and financial instability, often impacting the most vulnerable members of society. Deutsche Bank regularly and at least annually performs an assessment of its exposure to financial crime risks, giving consideration to its entities’ and branches’ business activities, clients, products and services, transactions, delivery channels, and geographical locations, and applies strict due diligence to all lending and investment activities.

Compliance and Anti-Financial Crime fosters a strong risk culture through collaboration across all lines of defense and with the public and private sectors. The Anti-Financial Crime team strives to embody a culture known for its dedication, collaboration, and expertise. Deutsche Bank promotes a culture of compliance and integrity, with senior management playing a crucial role in reinforcing this culture. There is an emphasis on encouraging employees to speak up, supported by extensive training and communication campaigns. The speak-up program and whistleblowing channel are detailed in the "Culture, integrity, and conduct" chapter within this Sustainability Statement.

Impact, risk and opportunity management

ESRS 2 MDR-P, ESRS 2 MDR-A

The Anti-Financial Crime function is involved in structural changes, such as new products, new lines of business, expansions, or new client categories to ensure they align with Deutsche Bank’s financial crime risk appetite and have effective controls, risk assessments, and monitoring before their launch. Anti-Financial Crime also monitors legal requirements, translates them into policies, and supports business divisions in implementing them in relevant processes. There are dedicated employees within AFC, the business divisions, and Technology who are dedicated to managing, or contributing to the management of, financial crime risks. In 2022, the Anti-Financial Crime function initiated a hiring strategy to strengthen execution and leadership capabilities, leading to a substantial increase of AFC’s headcount with over 500 employees added over the course of 2023 addressing requirements from remediation. In line with remediation progress, the increase in employee number for AFC slowed down in 2024. The function reached 2,492 employees by year-end 2024, up from 2,397 employees in the previous year. Additionally, AFC was supported by approximately 900 contingent workers.

Deutsche Bank has identified the need to strengthen its internal control environment and infrastructure. Reviews by several regulators have led to requirements for Deutsche Bank to improve its anti-money laundering, sanctions, and other controls. Deutsche Bank continues to execute change initiatives to strengthen its anti-financial crime program in accordance with Deutsche Bank’s change governance framework, and with direct oversight by the Management Board. Throughout 2024, various initiatives have enhanced controls and processes across all aspects of the program, including governance, dynamic risk assessment, risk appetite setting, KYC controls, oversight of affiliates and subsidiaries, transactional controls such as monitoring and filtering, and controls testing. The focus remains on ensuring these enhancements in sustainable, business-as-usual operations.

The United States has established a secondary sanctions regime whereby measures can be taken against foreign financial institutions engaged in transactions involving Russia’s military-industrial base. These sanctions could restrict access to the United States market, freeze assets, damage reputation, and cause loss of business. Deutsche Bank has enhanced existing controls to identify transactions and clients with higher secondary sanctions risk exposure but cannot eliminate the risk that it might inadvertently facilitate transactions that could give rise to secondary sanctions. Deutsche Bank continuously enhances its controls and processes to comply with regulations, particularly across its affiliates, and regularly tracks and tests adherence and potential risks thereto.

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Deutsche Bank
Annual Report 2024

A robust risk management and fight against financial crime positively impacts trust with clients, supervisors, and other stakeholders, and can support Deutsche Bank in the long term to access new markets and business segments as well as enhance brand value. Further, the above-mentioned strategy drives efficiency by mitigating inconsistent implementation of financial crime compliance standards and improving information sharing. Strict controls and due diligence on clients and products are likely to reduce criminals’ access to finance their illicit activities and yield positive short-term effects for society.

Partnerships

The fight against financial crime requires an exchange of knowledge and experience with all relevant stakeholders to improve and further develop an effective program for management of financial crime risks that supports the integrity of the financial system and reduces the harms furthered by financial crime. In 2024, Deutsche Bank continued its existing financial crime risks industry engagements with the relevant associations such as the Wolfsberg Group, and public-private partnerships (collaborations between the public and private sector), as well as supporting initiatives that help to improve information sharing. During 2024, Deutsche Bank served as co-chair of the Wolfsberg Group. Since 2022, Deutsche Bank has a seat on the German Anti-Financial Crime Alliance Board. This board is composed of representatives from both the financial and non-financial sector, as well as the public authorities including Germany’s Financial Intelligence Unit, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin), and the German Federal Criminal Police Office (Bundeskriminalamt, BKA). Other partnerships include the Europol’s Financial Intelligence public-private partnership where the Head of Deutsche Bank’s Financial Crime Intelligence Unit is part of the partnership’s steering group, and the United Kingdom’s Joint Money Laundering Intelligence Taskforce. Furthermore, Deutsche Bank is part of a project in Germany (EuroDaT/safeAML) that is supported by the German Ministry of Finance (Bundesministerium der Finanzen, BMF) and Ministry of Economics in Hesse serving financial crime prevention by improving information sharing between financial institutions.

Financial crime risk management framework

ESRS 2 MDR-P

The Financial Crime Risk Management framework outlines Deutsche Bank’s approach to identifying and managing financial crime risks. The Framework subsumes financial crime risks under money laundering, terrorist financing and facilitation of tax evasion, sanctions and embargoes, internal and external fraud and bribery and corruption. The document should be read in conjunction with the Code of Conduct, the Risk Management Policy, and the Risk Appetite framework.

Deutsche Bank has a comprehensive set of policies that establish the minimum standards in line with all relevant regulatory requirements across all jurisdictions where Deutsche Bank operates. Key policies are the Group’s Anti-Money Laundering Policy which encompasses Anti-Money Laundering as well as the Prevention of the Facilitation of Tax Evasion and Counter Terrorist Financing, Sanctions Policy, Anti-Bribery and Corruption Policy and Anti-Fraud Policy. The policies apply to all employees and are reviewed annually with input from relevant stakeholders within Deutsche Bank as per the Policy on Requirements for Policies, Procedures, Key Operating and Framework Documents. The most recent versions of all policies are available on Deutsche Bank’s policy portal, and changes are communicated to all employees. Familiarity is reinforced through mandatory training, including links to the relevant policies and procedures, and failure to comply can lead to disciplinary action. Where necessary, policy details are made available to stakeholders helping to implement minimum standards laid out in the policies. The Management Board of Deutsche Bank is ultimately accountable for the implementation of these policies.

In addition, Deutsche Bank adheres to standards from organizations such as the Wolfsberg Group on the prevention of Money Laundering and Terrorist Financing

Prevention of money laundering, terrorist financing, and facilitation of tax evasion

Money laundering, terrorist financing, and the facilitation of tax evasion pose significant risks to Deutsche Bank. To manage these risks Deutsche Bank has established minimum control standards including risk-based client due diligence, monitoring of transactions, name list screening, investigation of alerts, and filing of suspicious activity reports to authorities. These suspicious activity reports can be triggered by alerts from transaction monitoring, internal referrals from employees, enquiries of law enforcement, or referrals from other banks. Additional measures include assessing client risk exposure and reducing it by, for example, terminating relevant client relationships and liquidating or reducing risk in relevant and associated positions.

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Deutsche Bank
Annual Report 2024

The Anti-Money Laundering Policy and the Know Your Client Policies outline the minimum control requirements and are updated regularly in line with regulatory developments and supplemented with internal safeguarding measures. The Anti-Money Laundering policy sets out the globally applicable minimum Anti-Money Laundering requirements and is complemented by local supplements to comply with only locally applicable regulatory requirements. It details the responsibilities of employees to undertake training, report unusual activity, refer enquiries from authorities to the relevant Anti-Money Laundering Officer of the respective Legal Entity, be aware of channels available to raise concerns and report issues, and keep and retain documentation relating to Anti-Money Laundering. Relevant employees must, among other things, conduct due diligence on their clients, establish the identity, ownership and residency of clients, the purpose and nature of their relationship, provide information on clients, transactions, or parties to the Anti-Money Laundering Officer as requested, and exit or reject clients following instructions from the Anti-Money Laundering Officer. The additional Know Your Client policy prescribes activities to assess a client’s or counterparty’s underlying financial crime risk including requirements on the timing of client reviews, due diligence measures at client adoption, regular and event driven client reviews, the treatment of politically exposed persons or clients who are high risk for tax evasion, as well as business restrictions and client exits.

Compliance with sanctions and embargoes

Deutsche Bank is committed to complying with sanctions and embargoes imposed by the United Nations, European Union, and Germany globally as well as more far-reaching sanctions imposed by jurisdictions in which it operates, especially the United States and United Kingdom. To control this risk, Deutsche Bank filters transactions, screens client and counterparty data, restricts trade in sanctioned financial instruments, and takes further measures such as rejecting or freezing transactions, restricting client activities, or exiting client relationships.

The Sanctions Policy outlines the requirements and standards for identifying, escalating, and managing sanctions and proliferation financing risks, and applies globally to all Deutsche Bank employees. In circumstances where a jurisdiction’s requirements are stricter than those of the Sanctions Policy, the stricter local requirements must be followed. However, where local requirements are less stringent, the global Sanctions Policy prevails.

Prevention and detection of fraud, corruption, and bribery

ESRS G1-3

Deutsche Bank is committed to comply with anti-bribery and corruption laws and has policies and supporting procedures in place that are consistent with the regulatory and legal requirements in the jurisdictions in which it operates, and with the UN Convention against Corruption.

Annually, an assessment of inherent bribery and corruption risks and corresponding controls across all of its businesses is undertaken. Deutsche Bank has policies, procedures and controls that cover those areas that present an increased risk of bribery and corruption, the cornerstone of which is the Anti-Bribery and Corruption Policy. These policies cover all key areas of Deutsche Bank’s bribery and corruption risk exposure, including key risk areas such as gifts and entertainment, charitable donations, hiring practices, joint ventures and strategic investments, vendor risk management, books and records, and political contributions. Bribery and corruption policies and procedures apply to all employees, including temporary and contract employees.

Deutsche Bank continues to reduce its exposure to areas that present a higher inherent bribery and corruption risk, such as the use of business development consultants, and continues to enhance its existing controls. In addition, Deutsche Bank has implemented preventative and detective controls including increased levels of management approval, enhanced due diligence on business development consultants and joint venture/strategic investment partners, including anti-bribery contractual representations and warranties, and ongoing monitoring of employee behavior.

Identified instances of bribery and corruption are independently investigated, with disciplinary actions for employees ranging from Red Flags up to termination of employment. Identified instances would be reported to senior management and relevant legal or regulatory authorities. See chapter on “Whistleblowing” for further information.

Deutsche Bank has also implemented a holistic Fraud Risk Management framework across all three lines of defense. The second line of defense owns governance and defines minimum standards, while the first line of defense implements and operates key controls to mitigate fraud risk, such as online banking transaction monitoring and call-back procedures. The Anti-Fraud Policy sets out applicable minimum requirements and defines fraud, including the prohibition of internal fraud by employees against Deutsche Bank, its clients, and other third parties. Furthermore, the policy provides guidance for understanding and assessing fraud risk, as well as escalation paths for internal and external fraud events.

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Deutsche Bank
Annual Report 2024

Metrics and targets

ESRS 2 MDR-M, ESRS G1-3, ESRS G1-4

Training

Regular and at least annual, mandatory training is conducted for all in-scope employees and contractual workers across all locations and businesses. These trainings cover all financial crime risks, including prevention of the facilitation of tax evasion, anti-fraud, bribery, and corruption, and test the learners’ knowledge of the risks covered. The mandatory curriculum is accompanied by additional facultative training offerings.

The training modules emphasize the importance of identifying financial crime risks, such as the facilitation of tax evasion, and raising concerns or suspicions including the use of the anonymous whistleblowing hotline. Modules articulate the personal, professional, financial, regulatory, and societal consequences of failing to manage financial crime risks. For instance, the mandatory anti-bribery and corruption training covers relevant regulatory requirements, key areas of Deutsche Bank’s risk exposure, corresponding prevention measures, and applicable minimum standards and policies.

Learners who do not complete the training by the required due date are subject to potential disciplinary action and are reported to the Compliance Red Flag team for investigation.

In 2024, training completion rates for Anti-Financial Crime training were as follows: 99.88% for Anti-Fraud, Bribery and Corruption, 99.82% for Anti-Money Laundering and Counter Terrorist and Proliferation Financing, 99.98% for Preventing the Facilitation of Tax Evasion and 99.52% for Sanctions. These completion percentages include vendor staff trained in 2024.

Anti-financial crime training programs

	Dec 31, 2024		Dec 31, 2023
	Staff covered (in headcount)	Completion rate (in %)	Staff covered (in headcount)[1]	Completion rate (in %)
Training programs related to anti-bribery and anti-corruption	103,112	99.88	51,793	99.96
Training programs related to anti-money laundering and counter terrorist financing	104,605	99.82	87,116	99.97
Training programs related to the prevention of facilitation of tax evasion[2]	51,305	99.98	0	0
Training programs related to sanctions and embargoes	104,157	99.52	53,642	99.96

1 Employee numbers for the reported 2023 training completion rates exclude vendor-affiliated staff.

2 Prevention of facilitation of tax evasion training is provided on a two year cycle. Numbers reflect training provided on a distributed roll-out basis.

Convictions and fines related to violations of anti-corruption laws

Deutsche Bank is committed to complying with all applicable anti-bribery and corruption laws and regulations and expects transparency and integrity in all its business dealings to avoid any improper advantage or the appearance of questionable conduct by its employees and associated third parties.

Deutsche Bank does not tolerate bribery or corruption in any form. All employees have an obligation, as enforced through both the relevant policies and employment contracts, to report their involvement as a party to any criminal investigation or conviction.

In 2024, there were no convictions for violations of anti-corruption and anti-bribery laws either disclosed to Deutsche Bank by its employees or where Deutsche Bank has assumed the legal costs of underlying proceedings. In 2024, there were no fines levied against Deutsche Bank for violation of anti-corruption or anti-bribery laws.

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Deutsche Bank
Annual Report 2024

Anti-competitive behavior

Governance

ESRS 2 GOV-2

Deutsche Bank recognizes that managing antitrust risk effectively is integral to its governance and corporate culture. Deutsche Bank’s commitment to antitrust is underpinned by its Code of Conduct, which is approved by the Management Board and applies to all employees and members of Deutsche Bank’s Management Board. The Code is regularly reviewed and is updated as necessary in response to industry developments or events. Employees are required to attest to having read and understood the Code of Conduct on a regular basis.

The Management Board and all employees are responsible for managing antitrust risk. The Management Board oversees risk management throughout the bank. Deutsche Bank’s Compliance and Legal departments perform an independent control function (second level) by promoting and enforcing compliance with the law. The Non-Financial Risk Committee oversees, governs and coordinates the management of the non-financial risks group wide and established a cross risk and holistic perspective of the bank’s key non-financial risks. Senior Regional Business Management is responsible for developing policies, controls and procedures to define, implement and document processes and controls to manage risks.

Strategy

ESRS 2 SBM-3

Deutsche Bank seeks to adhere to relevant laws, rules and regulations and endeavors to respect those of fair competition in the markets. Deutsche Bank’s exposure to antitrust risk is influenced by its market activities, the products and services offered, client relationships and the geographies in which Deutsche Bank operates.

Deutsche Bank operates a Three Lines of Defense risk management model on the basis of which the bank has a clear framework in place setting out roles and responsibilities among various functions to ensure that it remains compliant with antitrust obligations. Deutsche Bank has identified antitrust risk as one of the key risks within the bank and is subject to oversight by the Second Line of Defense (2LoD) that antitrust risk management is implemented holistically across. Antitrust risk has been integrated into Deutsche Bank’s annual risk assessment processes. On an annual basis, Deutsche Bank undertakes an assessment of inherent antitrust risks. Antitrust risk and the relevant underlying risk drivers form an integral part of the annual risk & controls assessment across its businesses, and, in addition, Compliance is undertaking monitoring activities. Deutsche Bank continues to implement new and further enhance its existing controls in key risk areas.

Impact, risk and opportunity management, metrics and targets

ESRS 2 MDR-A, ESRS 2 MDR-P

Anti-competitive behavior and other violations of antitrust laws can have a negative impact on markets, clients and wider society with short-term effects. The risk of anti-competitive behavior is inherent in Deutsche Bank’s operations and the scale and complexity of its daily activities and services provided. Deutsche Bank may be exposed to legal action and reputational damage if authorities or others were to take enforcement or other corrective action. Relevant products and jurisdictions are typically highly regulated with significant regulatory scrutiny and frequent enforcement action in the industry for non-compliance of applicable rules and regulations.

Deutsche Bank has no tolerance for its employees to engage in breach of antitrust laws and regulations and is committed to compliance with antitrust laws in the jurisdictions in which it operates. Deutsche Bank’s most critical asset against antitrust risks are its employees. Deutsche Bank promotes a risk culture that encourages employees to speak-up and a thorough awareness of antitrust risks. Tone from the top is extremely important and senior management is highly committed to reinforce this culture of integrity. The wider speak-up program and the relating Whistleblowing channel is described in the chapter “Culture, integrity and conduct”.

Potential instances of antitrust are independently investigated and any employee determined to be engaged in such behavior would be subject to disciplinary actions, including red flags, up to and including termination of employment. Identified instances of antitrust breaches would be reported to senior management and relevant legal or regulatory authorities.

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Deutsche Bank
Annual Report 2024

Deutsche Bank has established and is operating a dynamic antitrust risk management framework, and all employees are required to adhere to the highest standards of conduct to avoid infringements of antitrust laws. Deutsche Bank operates a control framework and governance structure, advocates for the development of sound internal processes and does not endorse actions that constitute violations of antitrust laws. The Non-Financial Risk Committee oversees, governs and coordinates the management of the non-financial risks group wide, including antitrust. In addition, a senior governance forum, the antitrust operating forum, is dedicated to antitrust. It has representatives across different functions, including business, infrastructure, antitrust experts and senior employees and has been integrated into the general structure of Deutsche Bank’s reporting lines, escalating into the Group Compliance Officer and the Group General Counsel with reporting and escalation lines into the Management Board. The antitrust operating forum currently meets every two months to monitor external key developments and trends in the area of anti-competitive behavior and be informed of relevant key internal developments.

Deutsche Bank has implemented the Antitrust Risk Management Framework Policy, which is the bank’s Antitrust Policy that applies within Deutsche Bank and its affiliates to all employees globally and sets out the obligations on employees in relation to antitrust risk. The Policy is to be read in conjunction with the Code of Conduct. It is reviewed annually, and relevant changes are communicated to all employees. The most recent version of the Antitrust Policy is available on Deutsche Bank’s internal Policy Portal that is available on the intranet page and is accessible by all employees of Deutsche Bank to minimize the negative effects of a potential breach.

The Antitrust Policy requires all employees to identify, report, and manage the risk appropriately, and it provides for relevant escalation channels to report incidents in relation to anti-competitive behavior. The policy defines the manifestations of the risk, how Deutsche Bank manages and mitigates the risk as part of its enterprise-wide risk management framework. It observes various global antitrust rules and regulations and takes into account the interpretation and enforcement practice of competition authorities. The policy covers key areas of antitrust, including forms of collusive behavior, information exchange with competitors, participation in trade associations and other external committees as well as other business gatherings, aspects related to human resources as well as joint venture activity and other forms of cooperation. The policy defines governance and sets out the requirements and minimum standards that relevant divisions must meet, including implementing key controls related to identify, prevent or detect antitrust risk as relevant. Senior Regional Business Management is responsible for developing policies and procedures to define, implement and document processes and controls that meet the requirements of the Antitrust Policy and are accountable for the implementation of the policies and the minimum standards.

Deutsche Bank has designed and implemented preventative and detective antitrust controls to manage antitrust risk, all of which are critical components of Deutsche Bank’s risk framework management strategy. Deutsche Bank undertakes a risk and control assessment of inherent antitrust risks and corresponding controls across its businesses on an annual basis. As a result, it continues to implement new and further enhance its existing controls in key risk areas. For example, these include controls around interaction with third parties, contract related, as well as monitoring interaction with third parties. There have been no material changes since the annual risk and control assessment process in the previous year. The risk remains within tolerance as customized remediation actions including control enhancements, targeted training initiatives and policy updates were developed and further implemented.

Antitrust training is essential to ensure compliance with antitrust laws, rules and regulations and to raise employees’ awareness to enable them to better identify and assess antitrust risks and escalate as necessary. Deutsche Bank has implemented mandatory training for all staff on antitrust principles and applicable scenarios that have regulatory focus based on their sub-divisions. The training encompasses the content of the Antitrust Policy, the key compliance requirements and what steps must be taken to report potential breaches. The antitrust training is rolled out on a recurring basis to all members of staff globally via Deutsche Bank’s online e-learning platform. The antitrust mandatory training is supplemented by further antitrust training that is done ad hoc and tailored to specific business units. The mandatory training has been updated in 2024, refreshed with new scenarios, and re-launched to address anti-competitive behavior. In 2024 the completion rates for the training was above 99.9%.

The antitrust mandatory training is subject to the Red Flag process with objective measures to monitor and assess adherence to certain risk-related behaviors, policies, and procedures. Red Flags are considered in promotion, compensation, and performance management decisions. For employees, failure to complete the mandatory training and late completion can result in disciplinary consequences that can adversely affect employees’ compensation and their manager’s.

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Deutsche Bank
Annual Report 2024

In addition, Deutsche Bank has updated its Code of Conduct, including a refreshed chapter on anti-competitive behavior. In parallel, the related Code of Conduct training has been refreshed to include a scenario on anti-competitive behavior.

Further, Deutsche Bank continued developing and updating relevant internal guidance materials, guidance notes and templates to capture and consider ongoing developments required by relevant laws, regulations, and enforcement trends in relation to anti-competitive behavior.

For a summary of relevant, material legal actions and litigation where anti-competitive behavior is alleged, please refer to Note 27 “Provisions – Current Individual Proceedings” in the Annual Report.

The effectiveness of the antitrust risk management framework is tracked through Deutsche Bank’s annual risk and control assessment process and overall governance process outlined above.

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Deutsche Bank
Annual Report 2024

Tax

Governance

ESRS 2 GOV-2

The bank has clear principles of conduct and behavior as they relate to the bank’s tax affairs and a framework setting out roles and responsibilities among the various functions for defined tax types to ensure that the bank remains compliant with its tax obligations. The bank’s tax affairs are managed by the in-house tax function, which is an independent risk and control function separate to the business divisions. The Global Head of Tax, who leads the in-house tax function, has a direct reporting line into the Chief Financial Officer. The tax function supports the Management Board in defining the tax strategy, which is published externally, as well as the tax principles policy framework. Both the tax strategy as well as the tax principles policy framework are approved by the Chief Financial Officer and the Management Board.

Strategy

ESRS 2 SBM-3

The key principles of the above referenced tax strategy and tax principles are:

– DeutscheBank undertakes its tax affairs on a basis which generates sustainable value while meeting applicable legal and regulatory tax requirements

– Deutsche Bank gives due regard to the intent and spirit of tax laws, the social context within which the bank operates, and the bank’s standing and reputation with the public, tax administrations, regulators, and political representatives

These principles apply to all businesses, regions and entities. They enable the bank to manage the tax affairs in a way which aims to ensure that the tax consequences of business operations are appropriately aligned with the economic, regulatory, and commercial consequences of those business operations, with due regard being given to the potential perspective of the relevant tax authorities.

Tax evasion, which is a financial crime, is illegal and goes against Deutsche Bank’s culture and the bank’s policies strictly prohibit aiding or abetting tax evasion as further explained in the chapter “Anti-Financial Crime” within the Sustainability Statement.

Impact, risk and opportunity management, metrics and targets

ESRS 2 IRO-2, ESRS 2 MDR-P, ESRS 2 MDR-A, GRI 207-4

In conducting its business affairs, setting up and structuring its business operations and commercial activities, the bank considers the tax requirements of the respective jurisdictions in which it operates, with a view to generating sustainable value to Deutsche Bank and its shareholders. In this context the bank is subject to tax-related risks, which is an inherent consequence of the scale and diversity of Deutsche Bank’s business activities and the international nature of the bank’s business. This is exacerbated by the growing complexity of international tax laws and divergent approach of national tax authorities in various instances. The bank seeks to understand and mitigate risks where possible. It operates a control framework which ensures that it is compliant in all material aspects with applicable tax laws, files accurate tax returns, and pays the amount of tax due. In addition, the bank aims for its dealings with tax authorities to be undertaken in a proactive, transparent, professional, courteous, and timely manner and seeks to develop and foster good working relationships with tax authorities.

The bank does not provide tax advice to clients. The tax principles embedded in the bank’s new product approval process stipulate that transactions with clients are to be conducted on the basis that clients comply with relevant tax laws and reporting requirements. The bank also expects the same from third parties providing services to the bank or on the bank’s behalf (for further information see “Supply chain management” chapter within this Sustainability Statement).

The bank’s in-house tax function manages the bank’s tax affairs consistent with the tax strategy and tax principles on a basis which generates sustainable value and protects Deutsche Bank’s reputation and brand. It employs skilled professionals to ensure that its position with respect to the bank’s own tax matters is robust.

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Deutsche Bank
Annual Report 2024

In addition, the in-house tax function monitors developments and legislative changes and the bank routinely updates its tax strategy and related policies and procedures in response. For example, on February 14, 2023, the Council of the EU added Russia to the list of non-cooperative jurisdictions for tax purposes effective for the tax years beginning January 1, 2024. The bank does not anticipate material implications for Deutsche Bank and its Russian operations. Furthermore, the bank is impacted by changes in the principles of international taxation emanating from the OECD's Base Erosion and Profit Shifting agenda. On December 20, 2021, the OECD issued model rules for a global minimum tax under Pillar 2, the Global Anti-Base Erosion Model Rules. These model rules create an internationally coordinated system of taxation intended to ensure that multinational enterprises pay a minimum level of tax of 15% in each jurisdiction in which they operate. The EU implemented these model rules via a directive. The provisions under the EU directive were transposed into German law (“Mindeststeuergesetz” or “MinStG”). The Pillar 2 rules are generally effective for tax years beginning after December 30, 2023. Pillar 2 global information reports and respective tax returns for 2024 are generally due in June 2026. To the extent applicable, Deutsche Bank AG must remit a Pillar 2 liability calculated for a jurisdiction to the German tax authorities, unless that jurisdiction enacts its own set of Pillar 2 rules. Of the close to 60 countries in which the bank operates, approximately 50% have enacted or are in the process of enacting their own set of Pillar 2 rules. The bank’s in-house tax function is monitoring developments and assessing implications. For further details see Note 34 – Income Taxes.

As a matter of principle, Deutsche Bank reports its profits in the countries in which they are generated, this means that profits are also taxed in those countries. Intercompany transactions are undertaken on an arm’s length basis in accordance with internationally accepted OECD transfer pricing principles, giving due consideration to applicable local rules and requirements. Deutsche Bank does not undertake uncommercial artificial steps for the purpose of obtaining tax benefits. Details on the bank’s international operations are provided in Deutsche Bank’s 2024 Notes to the consolidated financial statements, which disclose the income tax expense or benefit in the jurisdictions in which the bank operates (see Note 43 – Country by country reporting). For information on the domicile of the companies, names and their primary activities please refer to the shareholdings list (see Note 44 – Shareholdings). The geographical location of subsidiaries and branches considers the country of incorporation or residence.

To enhance the understanding of the Country by country reporting (see Note 43 – Country by country reporting) the following explanatory information is provided. The Country by country information reported is derived from the IFRS Group accounts of Deutsche Bank. It is, however, not directly reconcilable to other financial information in the Annual Report because of specific guidance published by the Bundesbank on December 16, 2014, which includes the requirement to present the country information prior to the elimination of cross-border intragroup transactions. In line with this requirement, only intragroup transactions within the same country are eliminated. As an example, the dividend income received by a group entity in country x from a subsidiary in country y is not included in the IFRS Group accounts, as these are eliminated in consolidation. However, they are included in and reported in the results of country x in the Country by country reporting. As a matter of principle such intra-group dividend income is generally tax-exempt in most jurisdictions to avoid double or multiple layers of taxation. Accordingly, these specific reporting requirements can have a significant impact on the jurisdictional effective tax rate shown in the Country by country reporting, which may differ from the country’s statutory tax rate. Moreover, the disclosed income tax expense or benefit may also reflect various other adjustments required by tax law, e.g., non-tax-deductible expenses or tax-exempt income.

In 2024, Deutsche Bank’s total income tax expense amounted to €  1.8 billion (see Consolidated Statement of Income as well as Note 34 – Income Taxes) and income taxes paid during 2024 amounted to € 1.4 billion in the year 2024 (see Consolidated Statement of Cash Flows).

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Public policy and regulation

Deutsche Bank has a clearly structured framework for managing the risk of regulatory change and enhancing its profile in policy and regulatory debates. The framework enables Deutsche Bank to engage with relevant regulatory and political stakeholders. It also ensures informed strategic decision-making and provides oversight and control over how key regulatory initiatives are implemented.

Governance

ESRS 2 GOV-2

Government & Public Affairs is part of Corporate & Strategy Affairs. The Global Head of Corporate Affairs & Strategy (CA&S) reports to the Chief Executive Officer. Government & Public Affairs consists of around 19 employees (Full Time Equivalent)) in key business and political hubs: Frankfurt, London, New York, Berlin, Brussels, and Washington.

The Government & Public Affairs function works closely with the Regulatory and Exam Management Group. The latter works with all divisions and infrastructure functions as the principal point of contact for key supervisors and is responsible for managing the bank’s relationships and collaboration with them. It also supports senior management’s interactions with these supervisors. This includes all aspects of exam management, from preparation, meetings, documentation and responding to requests up to capturing regulatory findings and facilitating the finding closure process. The Regulatory and Exam Management Group function is also part of the Corporate & Strategy Affairs division and led by the Heads of the Regulatory & Exam Management Group, who report directly to Global Head of Corporate Affairs & Strategy.

Strategy

ESRS 2 SBM-3

The banking industry is subject to extensive, complex, and frequently reviewed policies and regulations which exposes the bank to significant regulatory risks. Deutsche Bank systematically prioritizes these risks and assigns clear accountability for identifying regulatory changes, assessing their impact, and taking the steps necessary to ensure compliance.

In recent years, regulators and policymakers across the globe have created numerous rulebooks to improve transparency on sustainable finance, increase disclosure of Environment, Social and Governance information, and promote sustainability in the value chain. Besides the voluntary sustainability commitments of Deutsche Bank, these regulatory initiatives also impact its strategy.

Key regulatory acts include, among others, the EU Taxonomy, the Corporate Sustainability Reporting Directive (CSRD), the Sustainable Finance Disclosure Regulation (SFDR), the Corporate Sustainability Due Diligence Directive (CSDDD), the German Supply Chain Due Diligence Act, the California laws on greenhouse gas emissions disclosure and the Singapore Transition Taxonomy.

Deutsche Bank supports the increased focus on transitioning economies to a more sustainable operating model with sustainable finance as key tool to make this transition happen. At the same time, the bank is committed to making the very complex set of rules more practical to apply, to better reflect the sustainability successes of companies and banks and to develop a stronger steering effect.

In doing so and keeping the mission statement in mind, Deutsche Bank engages with all key stakeholders across the various topics. Following also the Global Hausbank strategy, the bank aims to support clients across the globe with all the necessary advice. In doing so, the bank provides thought leadership advice to stakeholders to ensure their sustained success.

In engaging with the various policymakers across the hubs at global level Deutsche Bank aims to ensure that guidelines and regulations produced are interchangeable as much as possible. This would lead to more comparability and transparency between reports and disclosures around ESG, which in turn would increase the usability of the disclosure information for third parties.

To ensure that sustainable transition can be achieved as practical as possible, the bank acts as intermediate between clients and policymakers, by translating implementation challenges to the policymakers and vice versa by explaining the regulatory intention behind disclosure and reporting requirements to clients. This should lead to better understanding of both public and private side stakeholders and in the end to a more effective and efficient sustainable transition process.

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In practice this means that Deutsche Bank drafts position papers and presentations and shares these with the respective stakeholders. The positions are aligned to the bank’s net-zero strategy and support the Paris climate targets. This should especially assist in financing sustainable business activities of companies that are not yet considered sustainable but have the potential to make a decisive contribution to the success of the transformation. Here, the biggest steps toward reducing emission and adhering to the Paris agreement can and should be made.

2024 was a year of elections. Elections took place at the level of the European Parliament, in the United Kingdom and in the United States. In addition, the European Commission’s mandate ended in November 2024 and a new college of Commissioners will be leading this key institution for European policymaking. This has meant that there was a hold on further policymaking that support sustainable transition for most of the year. The bank, however, saw that focus on sustainability towards the end of the year has picked up again.

Key regulatory topics in 2024 included:

– In the European Union: Deutsche Bank main focus was on the implementation of the final Basel III rules and the review of the EU macroprudential framework. It further accompanied the revisions of the Markets in Financial Instruments Directive, of the settlement cycle and of the European securitization framework. Deutsche Bank also focused on supporting ongoing work on the digital euro at the level of the ECB with its preparation phase as well as at the level of the European co-legislators, dealing with the future legislative framework for the digital euro. The bank also worked on other important payment files, including the new Instant Payments Regulation and the review of the Payment services Directive. The bank underlined that the private sector and the EU institutions need to agree on a holistic vision for a sovereign and competitive EU payment landscape. In addition, given that it was an election year, no new proposals were added to the key topics and Deutsche Bank mainly focused on addressing the challenge on how to finance Europe’s broader transition. Not only from a sustainability perspective, but also from a digital perspective. Here, the bank considered that further developing European capital markets remains essential. Bank funding alone will not be able to overcome the financing gap that exists. In that context, Deutsche Bank also participated in debates on investor protection and on the Retail Investment Strategy. Transition finance fortunately became central in each discussion on how to transition corporates and small and medium enterprises (SME’s) to a greener, long-term sustainable business model

– In the United Kingdom, regulatory changes to the financial services framework continued throughout the year and there has been relative continuity despite the change in government to focus on areas in the financial services framework which contribute to growth of the U.K. economy. Deutsche Bank focused the advocacy efforts on changes which enhance primary market efficiency, such as the changes to the Listing Act which entered into force on 29 July 2024 as well as the ongoing changes to the Prospectus Regime and has shared the bank’s views on key areas to focus on in the context of the Pensions Review. Deutsche Bank also supported key topics of relevance for its London branch with regards to secondary markets, such as the remaining changes in the context of the Wholesale Markets Review, including on transparency rules under the Markets in Financial Instruments Regulation (U.K. MiFIR) and the bank – via trade associations – contributed to the work of the accelerated settlement taskforce on a move to a one day settlement cycle (also known as T+1) in the U.K. In the area of sustainable finance, the bank supported the work on the development of guidance for sector-specific transition plans. Lastly, Deutsche Bank engaged via trade associations in the ongoing work on U.K. digital gilts and the broader digitalization of the financial services framework with the aim of contributing to a future-proof regulatory framework.

– In the United States: the main focus was on the prudential regulators proposed rule to implement the Basel Committee’s finalized Basel III framework. The proposal raised capital requirements for banks with over U.S.$ 100 billion in assets and removes much of the differentiation among institutions’ requirements. There remains significant uncertainty regarding how many changes will be made in the final rule as well as in the timing of finalization. Prudential regulators are also investigating potential changes to liquidity requirements, in particular to address liquidity issues that arose during the March 2023 banking stress in the United States

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Impact, risk and opportunity management, metrics and targets

ESRS 2 SBM-3

The bank identifies risks and opportunities coming from new regulatory developments in several ways. First, via direct engagement with policymakers Deutsche Bank learns more about upcoming regulatory developments. Second, via membership of the various trade associations the bank is also notified of new developments. Third, the bank monitors and tracks new regulatory developments across key business and political hubs and shares this information across all its divisions via an internal daily newsletter. In general, the bank engages throughout the entire policy discussion process which can vary between one and a half years and two to three years, depending on the jurisdiction.

Based on these interactions Deutsche Bank engages with internal and external stakeholders. Many of the regulatory developments on the sustainability front are not unique to the financial sector but cut across all sectors. These therefore impact the bank’s clients across the globe as well. Given that Deutsche Bank can only be successful if its clients are successful, the bank engages with many different policymakers to gather a great deal of information on upcoming regulatory requirements affecting the bank and its clients. Deutsche Bank therefore not only tries to translate this into risk and opportunities for the bank itself but also shares its insights with clients so that they can be better prepared for dealing with new regulatory requirements. Via these client interactions, the bank also receives feedback on what hurdles clients are facing when implementing new standards. This in turn is very useful information for policymakers to receive as well. It is in Deutsche Bank’s best interest that the policies and regulatory frameworks that are written work in practice and lead to the transition of the bank and its clients towards more sustainable business models.

By actively engaging in the political process to lobby for (ESG)-effective and efficient regulation, Deutsche Bank believes that this can have a positive impact on the environment and society at large. The bank also sees it as an opportunity to be perceived as sustainability leader by engaging in policy debates as well as having the possibility to shape the political and regulatory environment that is supportive of the bank's business model. The principal aim of the bank’s advocacy activities is to support governments and regulators to create a business environment that allows for growth while respecting environmental and societal needs.

Deutsche Bank's engagement with regards to ESG is focused on topics where the bank can leverage its expertise as financial service provider e.g., on upscaling sustainable finance markets and transition financing. The bank also brings into the political debate the challenges its clients face in their transition.

On the issue of Transition Finance, Deutsche Bank stated that focusing solely on “green” finance will not be sufficient to meet the Green Deal and that more emphasis needs to be placed on funding of transitional activities, especially of high-emitting sectors. To be able to provide this financing, a principle-based guidance for Transition Finance linked to transition plans based on sectoral roadmaps to net-zero emissions, needs to be developed. In addition, the EU Taxonomy needs to become more workable to allow for Transition Finance and it should be supported by Industrial policy measures to accelerate the transformation.

Deutsche Bank also supported the objective of the recently adopted Corporate Sustainability Due Diligence Directive and pointed to the fact that the bank already carries out a bespoke environmental and social risk due diligence when e.g., providing loans. However, it also clarified that in order to remain effective, the new directive needs to be risk-based, appropriate and not increase bureaucracy across client business. Also, the scope of the financial services covered should be limited to loans provided to direct clients, as they are long-term oriented. Deutsche Bank further pointed to competitive disadvantages in markets where the bank and its clients are competing against institutions who are not subject to these obligations.

ESRS 2 MDR-P, ESRS 2 MDR-A, ESRS G1-5

The Government & Public Affairs function is responsible for conducting transparent and constructive government and regulatory engagement on behalf of the bank as outlined in its mission statement:

“On behalf of Deutsche Bank, Government & Public Affairs engages governments, policymakers, and the industry to create the best possible conditions for the bank’s clients to thrive and to help them navigate geopolitical uncertainty. To best serve its clients, the bank advocates for strong and competitive European banks; the responsible growth of capital markets; policies to fairly deliver the green transition; and innovation in payments and technology that benefits society.“

The Government & Public Affairs function also monitors emerging policymaking and regulatory developments that may impact the bank and develops and coordinates the bank’s position on them. In addition, it advises senior management and clients on global political trends and geopolitical risk.

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With the mission statement in mind, Deutsche Bank engages across a number of topics with various policymakers in key business and political hubs as outlined above. When it comes to the engagement, Deutsche Bank sets clear rules and procedures for interactions between employees and policy and regulatory stakeholders and is registered in key lobbying registers to conduct these activities in full transparency. The Supervisory Authorities Engagement Policy governs interactions with core regulators in the United States, Europe, Hong Kong, and Singapore. It requires all such interactions to be logged and recorded by the relevant Regulatory Management Group. In addition, interactions with the German Federal Government and the German Parliament as well as with the EU institutions must comply with the bank’s Representation of Interests Policy. This policy sets the standards for interactions with representatives of the German Federal Government and the German Parliament as well as of the EU institutions. It provides a centralized clearance of the contacts with representatives of these institutions in so far, they are carried out with the aim of directly or indirectly influencing the decision-making process and especially the formulation or implementation of policy or legislation. Deutsche Bank also has policies regarding its U.S. lobbying activities and employees’ political contributions to Deutsche Bank Americas’ Political Action Committee.

In addition to its internal policies, the bank is a signatory to the EU Transparency Register under number 271912611231-56, which requires it to comply with the register’s code of conduct and to publicly disclose an estimation of expenditures for advocacy toward EU institutions. These costs are updated annually and consist of, among other things, expenses for the bank’s Brussels offices, including staff there as well as staff outside of Brussels and a percentage of membership fees in associations active at the EU level.

Deutsche Bank is also a signatory to the Federal German Lobbying Register under number R001998, which requires to comply with a code of conduct and to publicly disclose, among others, an estimation of annual expenditures for advocacy toward the Federal German Government and German Parliament. In addition, Deutsche Bank is also reported in the respective Lobbying Registers in the States of Bavaria under number DEBYLT01D4 and Baden-Württemberg under its own denomination. Those registers improve the transparency of Deutsche Bank’s political engagement in Germany.

The bank’s lobbying activities are limited to providing its in-house expertise and are not supported by any donations to political parties, their elected representatives or persons seeking political office. Pursuant to the bank’s Group Policy on Donations, Memberships & Sponsorships, the Group prohibits direct donations to political parties. Deutsche Bank is a member in two trade associations which represent interests outside the financial services sector that made political contributions in Germany during 2024. These indirect political contributions, which amounted to a total volume of € 36,254, were made without the banks knowledge and are unrelated to topics on which Deutsche Bank carried out interest representation activities. Also, due to external and internal reporting constraints all data in relation to indirect political contributions were not available at the date of this reporting.

Employees who are U.S. Citizens or green card holders living in the United States may make voluntary donations to the Deutsche Bank Americas’ Political Action Committee (PAC). The PAC is regulated by the U.S. Federal Election Commission and makes monthly public filings to the Federal Election Commission as required by law. Corporate contributions to federal elections are prohibited. U.S. law therefore prohibits contributions by the bank to the PAC, although the bank may pay the PAC’s administrative costs.

Deutsche Bank is a member of a number of trade associations globally. It brings in in-house experts into their relevant working groups, supports their work on consultation processes and filters back feedback on their positions where Deutsche Bank considers this relevant or can leverage in-house expertise. The Chief Executive Officer, Christian Sewing, is president of the Associations of German Banks (Bundesverband deutscher Banken, BdB) and president of the European Banking Federation since March 2023 (until February 2025). Amongst other, he has highlighted the relevance of the banking sector to shape the transformation to a digital and sustainable economy and the importance of finalizing the European Capital Markets Union.

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Memberships in important trade associations in 2024

The list of all relevant memberships for interest representation activities at European Union or German level can be found under Deutsche Bank’s registration with the Transparency and Lobbying Register mentioned above.

A selection	Region
Association of German Banks (Bundesverband deutscher Banken - BdB), including regional associations	EU
Association for Financial Markets in Europe (AFME)	EU
German Structured Securities Association (Bundesverband für strukturierte Wertpapiere – BSW)	EU
Association of German Pfandbrief Banks (Verband deutscher Pfandbriefbanken - VdP)	EU
UK Finance	UK
International Swaps and Derivatives Association, Inc (ISDA)	USA
Institute of International Bankers (IIB)	USA
Council on Foreign Relations, Inc (CFR)	USA
Trade Association for the Emerging Markets (EMTA)	USA
American Bankers Association (ABA)	USA
National Automated Clearing House Association (NACH)	USA
Structured Finance Industry Group	USA
National Council of Real Estate	USA
Securities Industry and Financial Markets Association (SIFMA)	USA
Investment Company Institute (ICI)	USA
Institute of International Finance (IIF)	USA
Asia Securities Industry & Financial Markets Association (ASIFMA)	APAC
International Bankers Association (IBA)	APAC
Japan Securities Dealers Association (JSDA)	APAC

Before new public policy developments and concrete text proposals of new legislative initiatives are final, they go through different phases of public policy discussions to take into account and balance the interests of various stakeholder groups. Deutsche Bank’s influence on regulation is thus considered as medium. Also, the impacts of the changes new regulations imply will only materialize over time. The bank therefore does not link concrete metrics or targets to its advocacy. The only overarching objective of all the bank’s engagement is to ensure that this fits within the mission statement (see above) of the Government & Public Affairs team and serves the objectives of the Global Hausbank.

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Data protection

In most countries Deutsche Bank conducts business there is a data protection (also referenced as “data privacy”) law. These are derived from the privacy related statements in the EU Charter of Fundamental Rights, the UN Universal Declaration of Human Rights or the European Convention on Human Rights. Further details on Human Rights in general can be found in the corresponding chapter of this Sustainability Statement. Deutsche Bank recognizes that data protection is an important social value as clients, employees and other stakeholders expect that the personal data they entrusted to the bank is treated with the highest care. The bank is therefore committed to protecting personal data, complying with the General Data Protection Regulation and similar laws, and meeting the related demands of clients, employees, business partners, and regulators.

Governance

ESRS 2 GOV-2

Group Data Privacy is a specialized, independent risk control function for data protection at Deutsche Bank. As a Second Line of Defense function, Group Data Privacy defines data protection principles and sets consistent policy requirements and minimum control standards to comply with applicable data protection laws and regulations. Group Data Privacy is supported by local Data Protection Officers in the countries where Deutsche Bank conducts business and the Chief Data Privacy Officer has a direct functional reporting line to the Chief Legal Officer who is a member of the Management Board.

Group Data Privacy employees are regular participants in business and infrastructure forums in which new initiatives that may involve the processing of personal data are discussed. Group Data Privacy also advises the bank’s workers councils in relation to the processing of employee personal data.

In addition, Group Data Privacy closely collaborates with the Technology, Data and Innovation function and the Information Security function (Chief Security Office) to implement specific data protection principles, e.g., aiming to ensure the security of personal data via encryption of emails according to their classification or access rights controls. Details on information security can be found in the corresponding chapter of this Sustainability Statement.

Strategy

ESRS 2 SBM-3

Data Protection is an integral part of Deutsche Bank’s culture and conduct. Business and infrastructure units comply with applicable data protection laws in achieving their objectives (including Artificial Intelligence initiatives). This is ensured by defining and continually enhancing internal data protection policy requirements and the related controls framework.

In 2024, Deutsche Bank launched a framework document comprising the key data protection principles as group-wide standards. The global data protection policy has been revised to further strengthen data protection responsibilities for employees and specific roles in the organization. The policy is planned to be further updated in 2025 to consolidate existing and include new country-specific particularities.

Group Data Privacy is the subject matter expert function for the interpretation and application of data protection laws and regulations at Deutsche Bank. It monitors and assesses regulatory developments in data protection on an ongoing basis. Its aim is to provide a current set of requirements according to which data protection should be carried out by the bank and to implement controls to demonstrate the organization conducts business in compliance with data protection laws and regulations.

As an internal partner, Group Data Privacy advises on and monitors the lawful collection, processing, and use of personal data by the bank’s business and infrastructure units including where they engage third parties who process personal data on behalf of Deutsche Bank. Another key factor in ensuring adequate data protection in all operating processes are employee training and regular awareness campaigns which are kept up to date, as required.

Furthermore, Group Data Privacy engages in the further development of data protection case law and in the review of supervisory authority guidance documents. As a member of different industry groups, notably the Association of German Banks and the European Banking Federation, Deutsche Bank represented by Group Data Privacy employees, actively shares best practice, aligns standards, for example standard privacy notice templates or terms and conditions, and discusses data protection related regulatory issues with other financial institutions. This helps to ensure that the bank’s data protection requirements and practices for processing personal data reflect current industry best practices and keep pace with the evolving regulatory environment.

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Impact, risk and opportunity management, metrics and targets

ESRS 2 IRO-1, ESRS 2 IRO-2, ESRS 2 SBM-3, ESRS 2 MDR-P, ESRS 2 MDR-A, ESRS S1, ESRS S4, GRI 404-2/FS 4,
GRI 418-1

Data protection is a material topic for Deutsche Bank as risks resulting from a non-compliance with data protection laws and regulations and personal data breaches could lead to potential negative impacts like reputational damage, legal action, operational costs and loss of trust for its own operations in the short and medium term. Personal data breaches could have negative impacts for affected individuals such as identity theft, financial loss, damage in credit score, and emotional distress in the short term.

Group Data Privacy defines data protection principles and sets consistent policy requirements and minimum control standards to comply with applicable data protection laws and regulations and to ensure a proper assessment and handling of potential personal data breaches.

The minimum standards of conduct for all employees are provided in Deutsche Bank’s Code of Conduct. Failure to comply with the Code or breaches of the requirements within the global data protection policy may result in disciplinary action, up to termination of employment.

In 2024, Group Data Privacy has continued the review and enhancement of the bank’s data protection policy framework and governance. The key data protection principles and how Deutsche Bank complies with these have been published in an overarching framework document. It refers to the existing bank’s policies that address these key principles, for example to the information security policy approved by the Chief Security Officer which defines requirements to preserve the confidentiality, integrity, and availability of information assets in general. The global data protection policy has been revised to further specify data protection requirements for all employees and particular roles in the organization. These documents have been approved by the Chief Data Privacy Officer and published on the internal policy portal which is accessible to all employees. The policy is reviewed on an annual basis and is planned to be further updated in 2025 to consolidate any country-specific particularities in its annex which are currently captured in separate local procedures.

The policy sets out Deutsche Bank’s group-wide and globally applicable minimum requirements for data protection and privacy:

– Requirements for all employees on the usage of personal data and the escalation of potential personal data breaches

– Specific requirements for employees managing supplier (also referenced as “vendor”) engagements, for example that a contract must contain appropriate data protection provisions in case personal data is processed by a supplier

Further, it provides requirements for business and infrastructure unit heads to ensure

– Group Data Privacy is notified of any new activities that involve the processing of personal data,

– requests from individuals concerning their rights granted by applicable data protection laws or regulations are identified and promptly dealt with, for example access rights requests or requests to have their data transferred to other service providers,

– consent from an individual is obtained in a lawful manner, for example via opt-in, and

– individuals are informed about what is happening with their personal data via a privacy notice

Where legally required, these notices are directly provided to Deutsche Bank clients and employees by business and infrastructure units or made available on their respective public websites including the website specific privacy notices. The Corporate Bank, Investment Bank, Private Bank for private clients and high net worth individuals and Asset Management publish privacy notices for clients. Employees are provided with privacy notices as required, for example via the Deutsche Bank career portal. These notices provide an overview of how Deutsche Bank processes personal data, to which third parties (including suppliers) data might be transferred to and the rights of individuals whose personal data is being processed, under data protection law. Suppliers who process personal data on behalf of Deutsche Bank are contractually obligated to process personal data only based on the instructions provided by the bank and to comply with applicable data protection requirements. If the bank receives data protection related requests, for example access right or rectification requests, or complaints from individuals, Group Data Privacy is involved on an individual basis and consults with relevant internal stakeholders and the affected individuals, as required.

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Based on Deutsche Bank’s Group-wide Non-Financial Risk Management framework, Group Data Privacy as Second Line of Defense Risk Control Function has established minimum control standards which the business and infrastructure units must adhere to for mitigating data protection risk. These standards have been updated in 2024 in line with the revised policy. A key minimum control standard requires the business and infrastructure units to notify Group Data Privacy of new activities that involve processing of personal data in the bank, for example when processing personal data using artificial intelligence. Group Data Privacy assesses the permissibility with the objective that personal data is only processed for specified, explicit and legitimate purposes and further applicable data protection requirements are met. To achieve this, Group Data Privacy employees are regular participants in business and infrastructure forums in which new initiatives that may involve the processing of personal data are discussed. Controls preventing data protection risk are integrated in Group-wide governance processes like new product approval or third-party (vendor) risk management as appropriate. The effectiveness of these controls is reviewed according to a standard assurance process governed by the Non-Financial Risk Management function.

In 2024, the coverage of the Group-wide third-party (vendor) risk management process was extended to services which were not in scope of this governance process before. This will ensure the services are subject to the same data protection standards embedded in this governance process. Any deviations to the standards will be escalated to Group Data Privacy and mitigating measures agreed, as required.

Monitoring and testing the effectiveness of Deutsche Bank’s implementation of applicable data protection requirements was continued by Group Data Privacy as part of its Second Line of Defense responsibilities and no major deficiencies were identified. The results were considered by Group Data Privacy in the bank’s Group-wide annual risk and control assessment to review and challenge the business and infrastructure units’ own assessment of their data protection risk exposure and control effectiveness.

Group Data Privacy continuously monitors emerging data protection laws and regulations and shares information about them with the local Data Protection Officers to assess their relevance and potential consequences for the bank and, if necessary, adjusts the policy framework as well as the minimum control standards. If a need for changes to processes and products is identified, implementation actions are agreed with the business and infrastructure units.

In 2024, Switzerland confirmed that the Swiss-U.S. Data Privacy Framework is an adequate mechanism which allows Swiss organizations to transfer personal data to U.S. organizations certified to the framework. Furthermore, amendments to the Turkish Personal Data Protection Law entered into force on June 1, 2024, and additional U.S. state privacy laws have been adopted. Group Data Privacy continues to closely monitor the further development of the British Data Protection and Digital Information Bill as well as several EU legislation as part of the EU´s strategy on digitalization and cybersecurity and the interplay with data protection, for example the ePrivacy Regulation.

Employee training on the implications of data protection/privacy laws for the bank’s day-to-day business is a key factor in ensuring adequate data protection in all operating processes. Deutsche Bank requires mandatory data protection training for all employees including eligible contractor staff. The bank continually assesses its data protection training offering to strengthen the data protection culture and updates the training as necessary. In 2024, Group Data Privacy launched an enhanced mandatory global data protection eLearning adapting to new laws and regulations and addressing emerging data protection risks given the growing usage of AI technologies. The training encompasses the content of the data protection and privacy policy, the key compliance requirements with applicable legal rules for handling personal data and what steps must be taken in the event of a personal data breach. Depending on the employees’ country, this training also provides tailored modules with relevant use cases and test questions to pass. For Deutsche Bank employees, failure to complete this training and late completion can result in disciplinary consequences. In 2024, an eLearning completion rate of 99.29% was achieved for the mandatory data protection training compared to 99.96% in 2023.

To reinforce the key data protection messages and a corresponding culture, awareness of employees on data protection is fostered by internal online as well as in person events and through internal platforms. For example, in 2024 Group Data Privacy organized several country- and business-specific trainings, issued monthly newsletters on new data protection and privacy laws and regulations and cooperated with the Chief Security Office on training initiatives.

These measures reflect a global effort to raise more awareness amongst employees on the importance of data protection and privacy, on handling of personal data, where to get support for data protection matters in the bank, what are individual’s rights, best practices for organizations to protect personal data, principles and trends in data protection and privacy, navigating the landscape of corresponding laws and regulations, what can be the consequences of poor data protection practices as well as on the importance of building trust and maintaining brand reputation in today’s data driven business landscape.

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Group Data Privacy monitors and assesses potential personal data breaches on an ongoing basis. If a personal data breach of material impact to individuals occurs, it is disclosed in this report.

In 2024, Deutsche Bank did not observe any personal data breaches of material impact to individuals. The bank’s reporting processes and pathways from the business and infrastructure units to Group Data Privacy aim to ensure that potential personal data breaches can be assessed and handled in a timely manner. They are described in a global data protection guidance document. Should a personal data breach occur, Deutsche Bank as part of its global security incident management process takes coordinated follow-up actions. Group Data Privacy as a stakeholder in this process advises on the necessary regulatory actions and, if required, informs the affected individuals and notifies the relevant data protection authorities.

Information security

ESRS 2 GOV-2, ESRS 2 SBM-3, ESRS 2 MDR-P, ESRS 2 MDR-A, GRI 404 2a

For information on information security at Deutsche Bank, please refer to the respective chapter in Deutsche Bank’s Annual Report, located within the Risk Report section under Risk and Capital Management. This section provides a comprehensive insight into Deutsche Bank’s approach to information security, detailing the bank's continuous efforts to protect data and services robustly, including its security governance structure, security strategy, and security risk management.

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Additional information

Independent auditor’s limited assurance report on the group sustainability statement

To Deutsche Bank Aktiengesellschaft, Frankfurt am Main

Assurance conclusion

We have performed a limited assurance engagement on the group sustainability statement of Deutsche Bank Aktiengesellschaft, Frankfurt am Main (hereafter “Deutsche Bank“) for the fiscal year from 1 January 2024 to 31 December 2024 included in the Combined Management Report section of Deutsche Bank’s Annual Report. The group sustainability statement was prepared to comply with the requirements of Directive (EU) 2022/2464 of the European Parliament and of the Council of 14 December 2022 (Corporate Sustainability Reporting Directive, CSRD) and Art. 8 of Regulation (EU) 2020/852 as well as Secs. 289b to 289e and Secs. 315b and 315c HGB [“Handelsgesetzbuch”: German Commercial Code] for group sustainability statement which is combined with the parent company’s sustainability statement.

Based on the procedures we have performed and the evidence we have obtained, nothing has come to our attention that causes us to believe that the accompanying group sustainability statement is not prepared, in all material respects, in accordance with the requirements of the CSRD and Art. 8 of Regulation (EU) 2020/852 as well as Secs. 289b to 289e and Secs. 315b and 315c HGB for group sustainability statement which are combined with the parent company’s sustainability statement and the elaborative criteria presented by the Company’s executive directors. This assurance conclusion also means that nothing has come to our attention that causes us to believe

– that the accompanying group sustainability statement does not comply, in all material respects, with European Sustainability Reporting Standards (ESRS), including that the process carried out by the Company to identify information to be reported in the group sustainability statement (materiality assessment) is not consistent, in all material respects, with the description provided in the Double materiality statement section of the group sustainability statement, and

– that the disclosures identified by Disclosures pursuant to Article 8 of Regulation (EU) 2020/852 in the group sustainability statement do not comply, in all material respects, with Art. 8 of Regulation (EU) 2020/852.

Basis for the conclusion

We conducted our assurance engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000 (Revised): Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the International Auditing and Assurance Standards Board (IAASB).

The procedures in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.

Our responsibilities under ISAE 3000 (Revised) are further described in the “Responsibilities of the auditor for the assurance work on the group sustainability statement” section.

We are independent of the Company in accordance with the requirements of European law and German commercial and professional law, and we have fulfilled our other German professional responsibilities in accordance with these requirements. Our firm applies IDW Standard on Quality Management 1: Requirements for Quality Management in the Audit Firm (IDW QMS 1 (09.2022)) issued by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW) and International Standard on Quality Management (ISQM) 1 issued by the IAASB. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

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Responsibilities of the executive directors and the Supervisory Board for the group sustainability statement

The executive directors are responsible for the preparation of the group sustainability statement in accordance with the requirements of the CSRD and the relevant German legal and other European requirements and with the elaborative criteria presented by the Company’s executive directors, and for designing, implementing and maintaining such internal control as the executive directors consider necessary to enable the preparation of a group sustainability statement, in accordance with these requirements, that is free from material misstatement, whether due to fraud (i.e., fraudulent group sustainability statement) or error.

These responsibilities of the executive directors include the implementation and maintenance of the materiality assessment process, the selection and application of appropriate methods to prepare the group sustainability statement as well as making assumptions and estimates about and determining forward-looking information on individual sustainability-related disclosures.

The Supervisory Board is responsible for overseeing the process for the preparation of the group sustainability statement.

Inherent limitations in preparing the group sustainability statement

The CSRD and the relevant German legal and other European requirements contain wording and terms that are subject to considerable interpretation uncertainties and for which no comprehensive authoritative interpretations have been published to date. As such wording and terms may be interpreted differently by regulators or courts, the legal conformity of any measurement or evaluation of sustainability matters made on the basis of these interpretations is uncertain.

These inherent limitations also apply to the assurance work on the group sustainability statement.

Responsibilities of the auditor for the assurance work on the group sustainability statement

Our objectives are to express a limited assurance conclusion, based on our assurance engagement, about whether any matters have come to our attention that cause us to believe that the group sustainability statement is not prepared, in all material respects, in accordance with the CSRD, the relevant German legal and other European requirements and the elaborative criteria presented by the Company’s executive directors, and to issue an assurance report that includes our conclusion on the group sustainability statement.

As part of a limited assurance engagement in accordance with ISAE 3000 (Revised), we exercise professional judgment and maintain professional skepticism. We also:

– Obtain an understanding of the process to prepare the group sustainability statement, including the materiality assessment process carried out by the Company to identify the information to be reported in the group sustainability statement.

– Identify disclosures that are likely to be materially misstated due to fraud or error, design and perform procedures to address such disclosures and obtain limited assurance to support our conclusion. The risk of not detecting a material misstatement resulting from fraud is higher than the risk of not detecting a material misstatement resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Furthermore, the risk of not detecting a material misstatement in information from the value chain originating from sources outside of the Company’s control (information from the value chain) is usually higher than the risk of not detecting a material misstatement in information originating from sources within the Company’s control, as both the Company’s executive directors and we as auditors usually have limited direct access to the sources of information from the value chain.

– Evaluate the forward-looking information, including the reasonableness of the underlying assumptions. There is a substantial unavoidable risk that future events will differ materially from the forward-looking information.

Summary of the work performed by the auditor

A limited assurance engagement involves performing procedures to obtain evidence about the sustainability information. The nature, timing and extent of the procedures selected depend on our professional judgment.

In conducting our limited assurance engagement, we:

– Evaluated the overall suitability of the criteria presented by the executive directors in the group sustainability statement.

– Made inquiries of the executive directors and relevant employees involved in the preparation of the group sustainability statement about the preparation process, including the materiality assessment process carried out by the Company to identify the information to be reported in the group sustainability statement, and about the internal controls over this process.

– Evaluated the methods used by the executive directors to prepare the group sustainability statement.

– Evaluated the reasonableness of the estimates made by the executive directors and related explanations. If the executive directors estimate the value chain information to be reported in accordance with ESRS when they are unable to obtain such information from the value chain after making reasonable efforts to do so, our assurance engagement is limited to evaluating whether the executive directors made such estimates in accordance with ESRS and evaluating the reasonableness of such estimates and does not extend to determining value chain information that the executive directors were unable to obtain.

– Performed analytical procedures and inquiries regarding selected items of information in the group sustainability statement.

– Assessed the presentation of the information in the group sustainability statement.

– Assessed the process to identify taxonomy-eligible and taxonomy-aligned economic activities and the related disclosures in the group sustainability statement.

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Restriction of use

We draw attention to the fact that the assurance engagement was conducted for the Company’s purposes and that the assurance report is intended solely to inform the Company about the result of the assurance engagement. As a result, it may not be suitable for another purpose than the aforementioned. Accordingly, the assurance report is not intended to be used by third parties for making (financial) decisions based on it. Our responsibility is to the Company alone. We do not accept any responsibility to third parties. Our assurance conclusion is not modified in this respect.

General Engagement Terms and Liability

The “General Engagement Terms for Wirtschaftsprüferinnen, Wirtschaftsprüfer and Wirtschaftsprüfungsgesellschaften [German Public Auditors and Public Audit Firms]” dated 1 January 2024, which are attached to this report, are applicable to this engagement and also govern our relations with third parties in the context of this engagement (ey-idw-aab-en-2024.pdf).

In addition, please refer to the liability provisions contained therein no. 9 and to the exclusion of liability towards third parties. We accept no responsibility, liability or other obligations towards third parties unless we have concluded a written agreement to the contrary with the respective third party or liability cannot effectively be precluded.

We make express reference to the fact that we will not update the assurance report to reflect events or circumstances arising after it was issued, unless required to do so by law. It is the sole responsibility of anyone taking note of the summarized result of our work contained in this report to decide whether and in what way this result is useful or suitable for their purposes and to supplement, verify or update it by means of their own review procedures.

Eschborn/Frankfurt am Main, March 10, 2025

EY Gmbh Co. & KG

Wirtschaftsprüfungsgesellschaft

LöskenHoffmann

WirtschaftsprüferWirtschaftsprüfer

(German Public Auditor)(German Public Auditor)

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List of Disclosure Requirements complied with

Deutsche Bank’s Sustainability Statement provides a comprehensive disclosure of the material topics for its sustainability performance. Disclosures included in this statement were selected based on a double materiality analysis conducted in 2024 as described in chapter ‘Management Report – Sustainability Statement – Double materiality assessment’ of this report. The Sustainability Statement complies with all ESRS disclosure requirements listed in this ESRS content index.

Standards and disclosure requirements	Disclosure requirement description	Sustainability Statement chapter	page
ESRS 1 related to ESRS 2 GOV-1	General requirements related to The role of the administrative, management and supervisory bodies	Governance – Corporate Governance	194
ESRS 1.7	Preparation and presentation of sustainability information	Basis for preparation of the Sustainability Statement – Events after the reporting period	193
ESRS 2	General disclosures	Client centricity	313
ESRS 2 BP-1	General basis for preparation of sustainability statements	Basis for preparation of the Sustainability Statement – General basis for preparation of the Sustainability Statement	192
ESRS 2 BP-2	Disclosures in relation to specific circumstances	Basis for preparation of the Sustainability Statement – Disclosures in relation to specific circumstances	193
ESRS 2 GOV-1	The role of the administrative, management and supervisory bodies	Governance – Sustainability Governance	194
ESRS 2 GOV-2	Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	Governance – Corporate Governance	194
ESRS 2 GOV-2	Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	Governance – Sustainability Governance	194
ESRS 2 GOV-2	Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	Supply chain management – Governance	247
ESRS 2 GOV-2	Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	Supply chain management – Supply chain management – Asset Management – Governance	250
ESRS 2 GOV-2	Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	Own workforce – Governance	286
ESRS 2 GOV-2	Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	Client centricity – Governance	313
ESRS 2 GOV-2	Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	Anti-financial crime – Governance	330
ESRS 2 GOV-2	Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	Anti-competitive behavior – Governance	335
ESRS 2 GOV-2	Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	Tax – Governance	338
ESRS 2 GOV-2	Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	Public policy and regulation – Governance	340
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Standards and disclosure requirements	Disclosure requirement description	Sustainability Statement chapter	page
ESRS 2 GOV-2	Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	Data protection – Governance	345
ESRS 2 GOV-2	Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	Information security	348
ESRS 2 GOV-3	Integration of sustainability-related performance in incentive schemes	Climate change – Client portfolios – Governance	258
ESRS 2 GOV-4	Statement on due diligence	ESG due diligence	238
ESRS 2 GOV-5	Risk management and internal controls over sustainability reporting	Governance – Sustainability Governance – Internal Controls over Sustainability Reporting	199
ESRS 2 IRO-1	Description of the processes to identify and assess material impacts, risks and opportunities	Double materiality assessment – Description of the process to identify and assess material impacts, risks and opportunities	201
ESRS 2 IRO-1	Description of the processes to identify and assess material impacts, risks and opportunities	Data protection – Impact, risk and opportunity management, metrics and targets	346
ESRS 2 IRO-1	Description of the processes to identify and assess material impacts, risks and opportunities	Climate change – Client portfolios – Impact, risk and opportunity management – Process to identify and assess climate-related risks: materiality assessment	262
ESRS 2 IRO-2	Disclosure requirements in ESRS covered by the undertaking’s sustainability statement	Double materiality assessment – Description of the process to identify and assess material impacts, risks and opportunities	201
ESRS 2 IRO-2	Disclosure requirements in ESRS covered by the undertaking’s sustainability statement	Tax – Impact, risk and opportunity management, metrics and targets	338
ESRS 2 IRO-2	Disclosure requirements in ESRS covered by the undertaking’s sustainability statement	Data protection – Impact, risk and opportunity management, metrics and targets	346
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Sustainable finance – Corporate Bank – Overview	226
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Sustainable finance – Investment Bank – Fixed Income and Currencies – Overview	228
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Sustainable finance – Investment Bank – Origination and Advisory – Overview	230
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Sustainable finance – Private Bank – Overview	232
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Sustainable finance – Asset Management – Overview	234
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Sustainable finance – Corporate & Other – Overview	237
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Supply chain management – Impact, risk and opportunity management	248
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Processes to remediate negative impacts and channels for own workforce to raise concerns – Employee feedback culture	291
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity, equity and inclusion	306
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity, equity and inclusion – Ethnic and racial diversity	310
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Client centricity – Impact, risk and opportunity management, metrics and targets – Client satisfaction	317
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Client centricity – Impact, risk and opportunity management, metrics and targets – Complaint management	319
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Culture, integrity and conduct – Impact, risk and opportunity management	326
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Anti-competitive behavior – Impact, risk and opportunity management, metrics and targets	335
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Tax – Impact, risk and opportunity management, metrics and targets	338
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Public policy and regulation – Impact, risk and opportunity management, metrics and targets	342
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Data protection – Impact, risk and opportunity management, metrics and targets	346
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Information security	348
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Standards and disclosure requirements	Disclosure requirement description	Sustainability Statement chapter	page
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Anti-financial crime – Impact, risk and opportunity management	331
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Sustainable finance – Training and awareness	223
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	ESG due diligence – Environmental and social due diligence – Impact, risk and opportunity management	243
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Supply chain management – Supply chain management – Asset Management – Impact, risks and opportunity management, metrics and targets	250
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Climate change – Client portfolios – Impact, risk and opportunity management – Actions and resources in relation to climate change policies	266
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets	287
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets	289
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Workforce management	292
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions	299
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Sustainable finance	219
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Sustainable finance – Corporate Bank – Overview	226
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Sustainable finance – Investment Bank – Fixed Income and Currencies – Overview	228
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Sustainable finance – Investment Bank – Origination and Advisory – Overview	230
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Sustainable finance – Private Bank – Overview	232
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Sustainable finance – Asset Management – Overview	234
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Sustainable finance – Corporate & Other – Overview	237
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Supply chain management – Metrics and targets	249
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Climate change – Client portfolios in Asset Management – Metrics and targets	284
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Client centricity – Impact, risk and opportunity management, metrics and targets – Client satisfaction	317
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Client centricity – Impact, risk and opportunity management, metrics and targets – Complaint management	319
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Anti-financial crime – Metrics and targets	334
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	ESG due diligence – Environmental and social due diligence – Transactional reviews	246
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Culture, integrity and conduct – Metrics and targets	329
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Sustainable finance	219
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Sustainable finance – Corporate Bank – Overview	226
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Sustainable finance – Investment Bank – Fixed Income and Currencies – Overview	228
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Sustainable finance – Investment Bank – Origination and Advisory – Overview	230
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Sustainable finance – Private Bank – Overview	232
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Sustainable finance – Asset Management – Overview	234
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Sustainable finance – Corporate & Other – Overview	237
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Supply chain management – Impact, risk and opportunity management	248
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Supply chain management – Supply chain management – Asset Management – Impact, risks and opportunity management, metrics and targets	250
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Workforce management	292
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions	299
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity, equity and inclusion	306
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Client centricity – Impact, risk and opportunity management, metrics and targets – Client satisfaction	317
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Standards and disclosure requirements	Disclosure requirement description	Sustainability Statement chapter	page
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Client centricity – Impact, risk and opportunity management, metrics and targets – Complaint management	319
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Culture, integrity and conduct – Impact, risk and opportunity management	326
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Anti-financial crime – Impact, risk and opportunity management	331
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Tax – Impact, risk and opportunity management, metrics and targets	338
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Public policy and regulation – Impact, risk and opportunity management, metrics and targets	342
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Data protection – Impact, risk and opportunity management, metrics and targets	346
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Information security	348
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	ESG due diligence – Environmental and social due diligence	239
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	ESG due diligence – Environmental and social due diligence – Governance – Reputational risk framework	239
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	ESG due diligence – Environmental and social due diligence – Environmental and social due diligence requirements	240
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	ESG due diligence – Environmental and social due diligence – Training and awareness	245
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets	288
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Anti-financial crime – Impact, risk and opportunity management – Financial crime risk management framework	332
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Sustainable finance – Governance	220
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	ESG due diligence – Environmental and social due diligence – Impact, risk and opportunity management – Equator principles	244
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Climate change – Client portfolios – Impact, risk and opportunity management – Policies related to climate change mitigation and adaptation	266
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Processes to remediate negative impacts and channels for own workforce to raise concerns	290
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Workforce management – Characteristics of non-employees in Deutsche Bank’s own workforce	296
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Workforce management – Hiring and turnover	296
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions – Performance and reward	303
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions – Work-life balance	305
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity, equity and inclusion – Incidents and complaints	311
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Client centricity – Impact, risk and opportunity management, metrics and targets – Product responsibility	315
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Anti-competitive behavior – Impact, risk and opportunity management, metrics and targets	335
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Sustainable finance	219
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Sustainable finance – Progress toward target	224
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Sustainable finance – Investment Bank – Origination and Advisory – Overview	230
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Sustainable finance – Asset Management – Overview	234
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Supply chain management – Metrics and targets	249
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Climate change – Client portfolios – Metrics and targets – Targets related to climate change mitigation	270
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Climate change – Client portfolios in Asset Management – Metrics and targets	284
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Own workforce – Impact, risk and opportunity management, metrics and targets – Processes to remediate negative impacts and channels for own workforce to raise concerns – Employee feedback culture	291
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity, equity and inclusion	306
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity, equity and inclusion – Gender diversity	307
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity, equity and inclusion – Ethnic and racial diversity	310
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Standards and disclosure requirements	Disclosure requirement description	Sustainability Statement chapter	page
ESRS 2 SBM-1	Strategy, business model and value chain	Sustainable finance	219
ESRS 2 SBM-1	Strategy, business model and value chain	Own workforce – Strategy	286
ESRS 2 SBM-1	Strategy, business model and value chain	Sustainability strategy	207
ESRS 2 SBM-1	Strategy, business model and value chain	Double materiality assessment – Description of the process to identify and assess material impacts, risks and opportunities	201
ESRS 2 SBM-1	Strategy, business model and value chain	Sustainable finance – Corporate Bank – Overview	226
ESRS 2 SBM-1	Strategy, business model and value chain	Sustainable finance – Investment Bank – Fixed Income and Currencies – Overview	228
ESRS 2 SBM-1	Strategy, business model and value chain	Sustainable finance – Investment Bank – Origination and Advisory – Overview	230
ESRS 2 SBM-1	Strategy, business model and value chain	Sustainable finance – Private Bank – Overview	232
ESRS 2 SBM-1	Strategy, business model and value chain	Sustainable finance – Asset Management – Overview	234
ESRS 2 SBM-1	Strategy, business model and value chain	Sustainable finance – Corporate & Other – Overview	237
ESRS 2 SBM-2	Interests and views of stakeholders	Own workforce – Strategy	286
ESRS 2 SBM-2	Interests and views of stakeholders	Client centricity – Strategy	314
ESRS 2 SBM-2	Interests and views of stakeholders	Stakeholder engagement and thought leadership	214
ESRS 2 SBM-2	Interests and views of stakeholders	Stakeholder engagement and thought leadership – Clients	214
ESRS 2 SBM-2	Interests and views of stakeholders	Stakeholder engagement and thought leadership – Employees	214
ESRS 2 SBM-2	Interests and views of stakeholders	Stakeholder engagement and thought leadership – Investors	215
ESRS 2 SBM-2	Interests and views of stakeholders	Stakeholder engagement and thought leadership – Policymakers	215
ESRS 2 SBM-2	Interests and views of stakeholders	Stakeholder engagement and thought leadership – Media	216
ESRS 2 SBM-2	Interests and views of stakeholders	Stakeholder engagement and thought leadership – Non-governmental organizations	217
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Double materiality assessment – Description of the process to identify and assess material impacts, risks and opportunities	201
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Sustainable finance	219
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Supply chain management – Impact, risk and opportunity management	248
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Own workforce – Strategy	286
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Own workforce – Impact, risk and opportunity management, metrics and targets	287
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity, equity and inclusion – Incidents and complaints	311
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Client centricity	313
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Client centricity – Impact, risk and opportunity management, metrics and targets – Product responsibility – Selling practices and marketing	316
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Data protection – Impact, risk and opportunity management, metrics and targets	346
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Information security	348
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Tax – Strategy	338
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Standards and disclosure requirements	Disclosure requirement description	Sustainability Statement chapter	page
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Data protection – Strategy	345
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Supply chain management – Strategy	247
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Supply chain management – Supply chain management – Asset Management – Strategy	250
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Client centricity – Strategy	314
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Client centricity – Impact, risk and opportunity management, metrics and targets	315
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Culture, integrity and conduct – Strategy	325
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Anti-financial crime – Strategy	330
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Anti-competitive behavior – Strategy	335
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Public policy and regulation – Strategy	340
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Public policy and regulation – Impact, risk and opportunity management, metrics and targets	342
ESRS E1	Climate change	ESG due diligence – Environmental and social due diligence – Environmental and social due diligence requirements	240
ESRS E1 related to ESRS 2 GOV-3	Climate change related to Integration of sustainability-related performance in incentive schemes	Governance – Sustainability Governance – Integration of sustainability-related performance in incentive schemes	198
ESRS E1-1	Transition plan for climate change mitigation	Climate change – Client portfolios in Asset Management – Strategy	283
ESRS E1-1 related to ESRS 2 SBM-3	Transition plan for climate change mitigation related to Material impacts, risks and opportunities and their interaction with strategy and business model	Climate change – Client portfolios – Strategy – Resilience of the bank	260
ESRS E1-1	Transition plan for climate change mitigation	Climate change – Transition Plan	256
ESRS E1-2	Policies related to climate change mitigation and adaptation	Climate change – Client portfolios – Impact, risk and opportunity management – Policies related to climate change mitigation and adaptation	266
ESRS E1-2	Policies related to climate change mitigation and adaptation	Climate change – Client portfolios in Asset Management – Impact, risk and opportunity management	283
ESRS E1-3	Actions and resources in relation to climate change policies	Climate change – Client portfolios – Impact, risk and opportunity management – Actions and resources in relation to climate change policies	266
ESRS E1-3	Actions and resources in relation to climate change policies	Climate change – Client portfolios in Asset Management – Impact, risk and opportunity management	283
ESRS E1-4	Targets related to climate change mitigation and adaptation	Sustainable finance	219
ESRS E1-4	Targets related to climate change mitigation and adaptation	Sustainable finance – Progress toward target	224
ESRS E1-4	Targets related to climate change mitigation and adaptation	Supply chain management – Impact, risk and opportunity management	248
ESRS E1-4	Targets related to climate change mitigation and adaptation	Climate change – Client portfolios – Metrics and targets – Targets related to climate change mitigation	270
ESRS E1-6	Gross Scopes 1, 2, 3 and Total GHG emissions	Climate change – Client portfolios – Metrics and targets – Financed Emissions: Scope 3 Category 15	276
ESRS G1-1	Corporate culture and business conduct policies and corporate culture	Supply chain management – Impact, risk and opportunity management	248
ESRS G1-1	Corporate culture and business conduct policies and corporate culture	Supply chain management – Supply chain management – Asset Management – Impact, risks and opportunity management, metrics and targets	250
ESRS G1-1	Corporate culture and business conduct policies and corporate culture	Own workforce – Impact, risk and opportunity management, metrics and targets – Processes to remediate negative impacts and channels for own workforce to raise concerns	290
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Standards and disclosure requirements	Disclosure requirement description	Sustainability Statement chapter	page
ESRS G1-1	Corporate culture and business conduct policies and corporate culture	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity, equity and inclusion – Incidents and complaints	311
ESRS G1-1	Corporate culture and business conduct policies and corporate culture	Culture, integrity and conduct – Impact, risk and opportunity management	326
ESRS G1-2	Management of relationships with suppliers	Supply chain management – Impact, risk and opportunity management	248
ESRS G1-2	Management of relationships with suppliers	Supply chain management – Supply chain management – Asset Management – Impact, risks and opportunity management, metrics and targets	250
ESRS G1-3	Prevention and detection of corruption and bribery	Anti-financial crime – Metrics and targets	334
ESRS G1-3	Prevention and detection of corruption and bribery	Anti-financial crime – Impact, risk and opportunity management – Prevention and detection of fraud, corruption, and bribery	333
ESRS G1-4	Confirmed incidents of corruption or bribery	Anti-financial crime – Metrics and targets	334
ESRS G1-5	Political influence and lobbying activities	Public policy and regulation – Impact, risk and opportunity management, metrics and targets	342
ESRS G1-6	Payment practices	Supply chain management – Impact, risk and opportunity management	248
ESRS G1-6	Payment practices	Supply chain management – Supply chain management – Asset Management – Impact, risks and opportunity management, metrics and targets	250
ESRS G1-6	Payment practices	Supply chain management – Metrics and targets	249
ESRS G1-6	Payment practices	Supply chain management – Metrics and targets – Payment statistics	250
ESRS G1-6	Payment practices	Supply chain management – Supply chain management – Asset Management – Impact, risks and opportunity management, metrics and targets – Supplier selection and contracting	251
ESRS S1	Own workforce	Stakeholder engagement and thought leadership – Employees	214
ESRS S1	Own workforce	Data protection – Impact, risk and opportunity management, metrics and targets	346
ESRS S1-1	Policies related to own workforce	Own workforce – Impact, risk and opportunity management, metrics and targets	288
ESRS S1-1	Policies related to own workforce	Own workforce – Impact, risk and opportunity management, metrics and targets – Processes to remediate negative impacts and channels for own workforce to raise concerns	290
ESRS S1-1	Policies related to own workforce	Own workforce – Impact, risk and opportunity management, metrics and targets – Workforce management	292
ESRS S1-1	Policies related to own workforce	Own workforce – Impact, risk and opportunity management, metrics and targets – Workforce management – Characteristics of non-employees in Deutsche Bank’s own workforce	296
ESRS S1-1	Policies related to own workforce	Own workforce – Impact, risk and opportunity management, metrics and targets – Workforce management – Hiring and turnover	296
ESRS S1-1	Policies related to own workforce	Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions	299
ESRS S1-1	Policies related to own workforce	Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions – Performance and reward	303
ESRS S1-1	Policies related to own workforce	Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions – Work-life balance	305
ESRS S1-1	Policies related to own workforce	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity, equity and inclusion	306
ESRS S1-1	Policies related to own workforce	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity, equity and inclusion – Gender diversity	307
ESRS S1-1	Policies related to own workforce	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity, equity and inclusion – Incidents and complaints	311
ESRS S1-1	Policies related to own workforce	Own workforce – Strategy	286
ESRS S1-1	Policies related to own workforce	Own workforce – Impact, risk and opportunity management, metrics and targets – Processes for engaging with own workforce and workers’ representatives about impacts	289
ESRS S1-12	Persons with disabilities	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity, equity and inclusion – Persons with disabilities	310
ESRS S1-13	Training and skills development metrics	Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions – Talent development	300
ESRS S1-13	Training and skills development metrics	Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions – Performance and reward	303
ESRS S1-15	Work-life balance metrics	Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions – Work-life balance	304
ESRS S1-16	Compensation metrics (pay gap and total compensation)	Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions – Performance and reward	304
ESRS S1-16	Compensation metrics (pay gap and total compensation)	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity, equity and inclusion – Gender diversity	309
ESRS S1-17	Incidents, complaints and severe human rights impacts	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity, equity and inclusion – Incidents and complaints	311
ESRS S1-2	Processes for engaging with own workers and workers’ representatives about impacts	Own workforce – Impact, risk and opportunity management, metrics and targets – Processes for engaging with own workforce and workers’ representatives about impacts	289
ESRS S1-3	Processes to remediate negative impacts and channels for own workers to raise concerns	Own workforce – Impact, risk and opportunity management, metrics and targets	287
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Standards and disclosure requirements	Disclosure requirement description	Sustainability Statement chapter	page
ESRS S1-3	Processes to remediate negative impacts and channels for own workers to raise concerns	Own workforce – Impact, risk and opportunity management, metrics and targets – Processes to remediate negative impacts and channels for own workforce to raise concerns	290
ESRS S1-4	Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	Own workforce – Impact, risk and opportunity management, metrics and targets	287
ESRS S1-4	Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	Own workforce – Impact, risk and opportunity management, metrics and targets	289
ESRS S1-4	Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	Own workforce – Impact, risk and opportunity management, metrics and targets – Processes to remediate negative impacts and channels for own workforce to raise concerns – Employee feedback culture	291
ESRS S1-4	Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	Own workforce – Impact, risk and opportunity management, metrics and targets – Workforce management	292
ESRS S1-4	Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions	299
ESRS S1-4	Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions – Work-life balance	305
ESRS S1-4	Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity, equity and inclusion	306
ESRS S1-4	Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity, equity and inclusion – Ethnic and racial diversity	310
ESRS S1-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	Own workforce – Impact, risk and opportunity management, metrics and targets – Processes to remediate negative impacts and channels for own workforce to raise concerns – Employee feedback culture	291
ESRS S1-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity, equity and inclusion	306
ESRS S1-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity, equity and inclusion – Gender diversity	307
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Standards and disclosure requirements	Disclosure requirement description	Sustainability Statement chapter	page
ESRS S1-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity, equity and inclusion – Ethnic and racial diversity	310
ESRS S1-6	Characteristics of the undertaking’s employees	Own workforce – Impact, risk and opportunity management, metrics and targets – Workforce management – Hiring and turnover	296
ESRS S1-6	Characteristics of the undertaking’s employees	Own workforce – Impact, risk and opportunity management, metrics and targets – Workforce management – Characteristics of Deutsche Bank’s employees	293
ESRS S1-7	Characteristics of non-employee workers in the undertaking’s own workforce	Own workforce – Impact, risk and opportunity management, metrics and targets – Workforce management – Characteristics of non-employees in Deutsche Bank’s own workforce	296
ESRS S1-8	Collective bargaining coverage and social dialogue	Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions – Collective bargaining coverage and social dialogue	300
ESRS S1-9	Diversity metrics	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity, equity and inclusion – Gender diversity	307
ESRS S1-9	Diversity metrics	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity, equity and inclusion – Age diversity	309
ESRS S4	Consumers and end-users	Stakeholder engagement and thought leadership – Clients	214
ESRS S4	Consumers and end-users	Data protection – Impact, risk and opportunity management, metrics and targets	346
ESRS S4-1	Policies related to consumers and end-users	Client centricity	313
ESRS S4-1	Policies related to consumers and end-users	Client centricity – Impact, risk and opportunity management, metrics and targets – Product responsibility – Selling practices and marketing	316
ESRS S4-1	Policies related to consumers and end-users	Client centricity – Impact, risk and opportunity management, metrics and targets – Client satisfaction	317
ESRS S4-1	Policies related to consumers and end-users	Client centricity – Impact, risk and opportunity management, metrics and targets – Complaint management	319
ESRS S4-2	Processes for engaging with consumers and end-users about impacts	Client centricity	313
ESRS S4-2	Processes for engaging with consumers and end-users about impacts	Client centricity – Impact, risk and opportunity management, metrics and targets – Product responsibility – Selling practices and marketing	316
ESRS S4-2	Processes for engaging with consumers and end-users about impacts	Client centricity – Impact, risk and opportunity management, metrics and targets – Client satisfaction	317
ESRS S4-2	Processes for engaging with consumers and end-users about impacts	Client centricity – Impact, risk and opportunity management, metrics and targets – Complaint management	319
ESRS S4-3	Processes to remediate negative impacts and channels for consumers and end-users to raise concerns	Client centricity	313
ESRS S4-3	Processes to remediate negative impacts and channels for consumers and end-users to raise concerns	Client centricity – Impact, risk and opportunity management, metrics and targets – Product responsibility – Selling practices and marketing	316
ESRS S4-3	Processes to remediate negative impacts and channels for consumers and end-users to raise concerns	Client centricity – Impact, risk and opportunity management, metrics and targets – Client satisfaction	317
ESRS S4-3	Processes to remediate negative impacts and channels for consumers and end-users to raise concerns	Client centricity – Impact, risk and opportunity management, metrics and targets – Complaint management	319
ESRS S4-4	Taking action on material impacts on consumers and end-users, and approaches to managing material risks and pursuing material opportunities related to consumers and end-users, and effectiveness of those actions	Client centricity	313
ESRS S4-4	Taking action on material impacts on consumers and end-users, and approaches to managing material risks and pursuing material opportunities related to consumers and end-users, and effectiveness of those actions	Client centricity – Impact, risk and opportunity management, metrics and targets – Product responsibility – Selling practices and marketing	316
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Standards and disclosure requirements	Disclosure requirement description	Sustainability Statement chapter	page
ESRS S4-4	Taking action on material impacts on consumers and end-users, and approaches to managing material risks and pursuing material opportunities related to consumers and end-users, and effectiveness of those actions	Client centricity – Impact, risk and opportunity management, metrics and targets – Client satisfaction	317
ESRS S4-4	Taking action on material impacts on consumers and end-users, and approaches to managing material risks and pursuing material opportunities related to consumers and end-users, and effectiveness of those actions	Client centricity – Impact, risk and opportunity management, metrics and targets – Complaint management	319

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Table of all the datapoints deriving from other EU legislation

The table below illustrates the datapoints in ESRS 2 and topical ESRS that derive from other EU legislation as required in ESRS 2 Appendix B.

Disclosure requirement and related datapoint	SFDR 1 reference 1	Pillar 3 1 reference 2	Benchmark Regulation 3 and EU Climate Law 4 reference	Sustainability Statement chapter
ESRS 2 GOV-1 Board's gender diversity paragraph 21 (d)	Indicator number 13 of Table #1 of Annex 1		Commission Delegated Regulation (EU) 2020/1816 5 , Annex II	Governance – Corporate Governance
ESRS 2 GOV-1 Percentage of board members who are independent paragraph 21 (e)			Delegated Regulation (EU) 2020/1816, Annex II	Governance – Corporate Governance
ESRS 2 GOV-4 Statement on due diligence paragraph 30	Indicator number 10 Table #3 of Annex 1			ESG due diligence
ESRS 2 SBM-1 Involvement in activities related to fossil fuel activities paragraph 40 (d) i	Indicators number 4 Table #1 of Annex 1	Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 6 Table 1: Qualitative information on Environmental risk and Table 2: Qualitative information on Social risk	Delegated Regulation (EU) 2020/1816, Annex II	Not applicable
ESRS 2 SBM-1 Involvement in activities related to chemical production paragraph 40 (d) ii	Indicator number 9 Table #2 of Annex 1		Delegated Regulation (EU) 2020/1816, Annex II	Not applicable
ESRS 2 SBM-1 Involvement in activities related to controversial weapons paragraph 40 (d) iii	Indicator number 14 Table #1 of Annex 1		Delegated Regulation (EU) 2020/1818 7 , Article 12(1) Delegated Regulation (EU) 2020/1816, Annex II	Not applicable
ESRS 2 SBM-1 Involvement in activities related to cultivation and production of tobacco paragraph 40 (d) iv			Delegated Regulation (EU) 2020/1818, Article 12(1) Delegated Regulation (EU) 2020/1816, Annex II	Not applicable
ESRS E1-1 Transition plan to reach climate neutrality by 2050 paragraph 14			Regulation (EU) 2021/1119, Article 2(1)	Sustainability Strategy Climate change – Transition plan
ESRS E1-1 Undertakings excluded from Paris-aligned Benchmarks paragraph 16 (g)

Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 Template 1: Banking book- Climate Change transition risk: Credit quality of exposures by sector, emissions and residual maturity

			Delegated Regulation (EU) 2020/1818, Article12.1 (d) to (g), and Article 12.2	Not applicable
ESRS E1-4 GHG emission reduction targets paragraph 34	Indicator number 4 Table #2 of Annex 1	Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 Template 3: Banking book – Climate change transition risk: alignment metrics	Delegated Regulation (EU) 2020/1818, Article 6	Sustainability Strategy Climate change – Transition plan
ESRS E1-5 Energy consumption from fossil sources disaggregated by sources (only high climate impact sectors) paragraph 38	Indicator number 5 Table #1 and Indicator n. 5 Table #2 of Annex 1			Not material
ESRS E1-5 Energy consumption and mix paragraph 37	Indicator number 5 Table #1 of Annex 1			Not material
ESRS E1-5 Energy intensity associated with activities in high climate impact sectors paragraphs 40 to 43	Indicator number 6 Table #1 of Annex 1			Not material
ESRS E1-6 Gross Scope 1, 2, 3 and Total GHG emissions paragraph 44	Indicators number 1 and 2 Table #1 of Annex 1

Article 449a; Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 Template 1: Banking book – Climate change transition risk: Credit quality of exposures by sector, emissions and residual maturity

			Delegated Regulation (EU) 2020/1818, Article 5(1), 6 and 8(1)	Only scope 3, category 15 material, all other not material Climate change – Client portfolios – Metrics and targets – Financed Emissions: Scope 3 Category 15
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Disclosure requirement and related datapoint	SFDR 1 reference 1	Pillar 3 1 reference 2	Benchmark Regulation 3 and EU Climate Law 4 reference	Sustainability Statement chapter
ESRS E1-6 Gross GHG emissions intensity paragraphs 53 to 55	Indicators number 3 Table #1 of Annex 1	Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 Template 3: Banking book – Climate change transition risk: alignment metrics	Delegated Regulation (EU) 2020/1818, Article 8(1)	Not material
ESRS E1-7 GHG removals and carbon credits paragraph 56			Regulation (EU) 2021/1119, Article 2(1)	Not material
ESRS E1-9 Exposure of the benchmark portfolio to climate-related physical risks paragraph 66			Delegated Regulation (EU) 2020/1818, Annex II Delegated Regulation (EU) 2020/1816, Annex II	Not relevant for 2024
ESRS E1-9 Disaggregation of monetary amounts by acute and chronic physical risk paragraph 66 (a) ESRS E1-9 Location of significant assets at material physical risk paragraph 66 (c).

Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 paragraphs 46 and 47; Template 5: Banking book - Climate change physical risk: Exposures subject to physical risk.

Not relevant for 2024
ESRS E1-9 Breakdown of the carrying value of its real estate assets by energy-efficiency classes paragraph 67 (c).

Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 paragraph 34;Template 2:Banking book -Climate change transition risk: Loans collateralized by immovable property - Energy efficiency of the collateral

Not relevant for 2024
ESRS E1-9 Degree of exposure of the portfolio to climate- related opportunities paragraph 69			Delegated Regulation (EU) 2020/1818, Annex II	Sustainable Finance
ESRS E2-4 Amount of each pollutant listed in Annex II of the E- PRTR Regulation (European Pollutant Release and Transfer Register) emitted to air, water and soil, paragraph 28	Indicator number 8 Table #1 of Annex 1 Indicator number 2 Table #2 of Annex 1 Indicator number 1 Table #2 of Annex 1 Indicator number 3 Table #2 of Annex 1			Not material
ESRS E3-1 Water and marine resources paragraph 9	Indicator number 7 Table #2 of Annex 1			Not material
ESRS E3-1 Dedicated policy paragraph 13	Indicator number 8 Table 2 of Annex 1			Not material
ESRS E3-1 Sustainable oceans and seas paragraph 14	Indicator number 12 Table #2 of Annex 1			Not material
ESRS E3-4 Total water recycled and reused paragraph 28 (c)	Indicator number 6.2 Table #2 of Annex 1			Not material
ESRS E3-4 Total water consumption in m3 per net revenue on own operations paragraph 29	Indicator number 6.1 Table #2 of Annex 1			Not material
ESRS 2 - SBM 3 - E4 paragraph 16 (a) i	Indicator number 7 Table #1 of Annex 1			Not material
ESRS 2 - SBM 3 - E4 paragraph 16 (b)	Indicator number 10 Table #2 of Annex 1			Not material
ESRS 2 - SBM 3 - E4 paragraph 16 (c)	Indicator number 14 Table #2 of Annex 1			Not material
ESRS E4-2 Sustainable land/agriculture practices or policies paragraph 24 (b)	Indicator number 11 Table #2 of Annex 1			Not material
ESRS E4-2 Sustainable oceans/seas practices or policies paragraph 24 (c)	Indicator number 12 Table #2 of Annex 1			Not material
ESRS E4-2 Policies to address deforestation paragraph 24 (d)	Indicator number 15 Table #2 of Annex 1			Not material
ESRS E5-5 Non-recycled waste paragraph 37 (d)	Indicator number 13 Table #2 of Annex 1			Not material
ESRS E5-5 Hazardous waste and radioactive waste paragraph 39	Indicator number 9 Table #1 of Annex 1			Not material
ESRS 2- SBM3 - S1 Risk of incidents of forced labor paragraph 14 (f)	Indicator number 13 Table #3 of Annex I			Not material
ESRS 2- SBM3 - S1 Risk of incidents of child labor paragraph 14 (g)	Indicator number 12 Table #3 of Annex I			Not material
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Disclosure requirement and related datapoint	SFDR 1 reference 1	Pillar 3 1 reference 2	Benchmark Regulation 3 and EU Climate Law 4 reference	Sustainability Statement chapter
ESRS S1-1 Human rights policy commitments paragraph 20	Indicator number 9 Table #3 and Indicator number 11 Table #1 of Annex I			Own workforce – Impact, risk and opportunity management, metrics and targets – Processes to remediate negative impacts and channels for own workforce to raise concerns
ESRS S1-1 Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8, paragraph 21			Delegated Regulation (EU) 2020/1816, Annex II	Own workforce – Impact, risk and opportunity management, metrics and targets – Processes to remediate negative impacts and channels for own workforce to raise concerns
ESRS S1-1 processes and measures for preventing trafficking in human beings paragraph 22	Indicator number 11 Table #3 of Annex I			Own workforce – Impact, risk and opportunity management, metrics and targets – Processes to remediate negative impacts and channels for own workforce to raise concerns
ESRS S1-1 workplace accident prevention policy or management system paragraph 23	Indicator number 1 Table #3 of Annex I			Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions – Work-life balance
ESRS S1-3 grievance/complaints handling mechanisms paragraph 32 (c)	Indicator number 5 Table #3 of Annex I			Own workforce – Impact, risk and opportunity management, metrics and targets – Processes to remediate negative impacts and channels for own workforce to raise concerns
ESRS S1-14 Number of fatalities and number and rate of work-related accidents paragraph 88 (b) and (c)	Indicator number 2 Table #3 of Annex I		Delegated Regulation (EU) 2020/1816, Annex II	Not material
ESRS S1-14 Number of days lost to injuries, accidents, fatalities or illness paragraph 88 (e)	Indicator number 3 Table #3 of Annex I			Not material
ESRS S1-16 Unadjusted gender pay gap paragraph 97 (a)	Indicator number 12 Table #1 of Annex I		Delegated Regulation (EU) 2020/1816, Annex II	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity, equity and inclusion – Gender diversity
ESRS S1-16 Excessive CEO pay ratio paragraph 97 (b)	Indicator number 8 Table #3 of Annex I			Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity, equity and inclusion – Gender diversity
ESRS S1-17 Incidents of discrimination paragraph 103 (a)	Indicator number 7 Table #3 of Annex I			Own workforce – Impact, risk and opportunity management, metrics and targets – Processes to remediate negative impacts and channels for own workforce to raise concerns
ESRS S1-17 Non-respect of UNGPs on Business and Human Rights and OECD Guidelines paragraph 104 (a)	Indicator number 10 Table #1 and Indicator n. 14 Table #3 of Annex I		Delegated Regulation (EU) 2020/1816, Annex II Delegated Regulation (EU) 2020/1818 Art 12 (1)	Own workforce – Impact, risk and opportunity management, metrics and targets – Processes to remediate negative impacts and channels for own workforce to raise concerns
ESRS 2- SBM3 – S2 Significant risk of child labor or forced labor in the value chain paragraph 11 (b)	Indicators number 12 and n. 13 Table #3 of Annex I			Not material
ESRS S2-1 Human rights policy commitments paragraph 17	Indicator number 9 Table #3 and Indicator n. 11 Table #1 of Annex 1			Not material
ESRS S2-1 Policies related to value chain workers paragraph 18	Indicator number 11 and n. 4 Table #3 of Annex 1			Not material
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Disclosure requirement and related datapoint	SFDR 1 reference 1	Pillar 3 1 reference 2	Benchmark Regulation 3 and EU Climate Law 4 reference	Sustainability Statement chapter
ESRS S2-1 Non- respect of UNGPs on Business and Human Rights principles and OECD guidelines paragraph 19	Indicator number 10 Table #1 of Annex 1		Delegated Regulation (EU) 2020/1816, Annex II Delegated Regulation (EU) 2020/1818, Art 12 (1)	Not material
ESRS S2-1 Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8, paragraph 19			Delegated Regulation (EU) 2020/1816, Annex II	Not material
ESRS S2-4 Human rights issues and incidents connected to its upstream and downstream value chain paragraph 36	Indicator number 14 Table #3 of Annex 1			Not material
ESRS S3-1 Human rights policy commitments paragraph 16	Indicator number 9 Table #3 of Annex 1 and Indicator number 11 Table #1 of Annex 1			Not material
ESRS S3-1 non-respect of UNGPs on Business and Human Rights, ILO principles or OECD guidelines paragraph 17	Indicator number 10 Table #1 Annex 1		Delegated Regulation (EU) 2020/1816, Annex II Delegated Regulation (EU) 2020/1818, Art 12 (1)	Not material
ESRS S3-4 Human rights issues and incidents paragraph 36	Indicator number 14 Table #3 of Annex 1			Not material
ESRS S4-1 Policies related to consumers and end-users paragraph 16	Indicator number 9 Table #3 and Indicator number 11 Table #1 of Annex 1

Client centricity – Impact, risk and opportunity management, metrics and targets – Product responsibility
Client centricity – Impact, risk and opportunity management, metrics and targets – Complaint management

ESRS S4-1 Non-respect of UNGPs on Business and Human Rights and OECD guidelines paragraph 17	Indicator number 10 Table #1 of Annex 1		Delegated Regulation (EU) 2020/1816, Annex II Delegated Regulation (EU) 2020/1818, Art 12 (1)

Client centricity – Impact, risk and opportunity management, metrics and targets – Client satisfaction
Client centricity – Impact, risk and opportunity management, metrics and targets – Complaint management

ESRS S4-4 Human rights issues and incidents paragraph 35	Indicator number 14 Table #3 of Annex 1

Client centricity – Impact, risk and opportunity management, metrics and targets – Client satisfaction
Client centricity – Impact, risk and opportunity management, metrics and targets – Complaint management

ESRS G1-1 United Nations Convention against Corruption paragraph 10 (b)	Indicator number 15 Table #3 of Annex 1			Anti-financial crime
ESRS G1-1 Protection of whistle- blowers paragraph 10 (d)	Indicator number 6 Table #3 of Annex 1			Culture, integrity and conduct – Impact, risk and opportunity management
ESRS G1-4 Fines for violation of anti-corruption and anti-bribery laws paragraph 24 (a)	Indicator number 17 Table #3 of Annex 1		Delegated Regulation (EU) 2020/1816, Annex II)	Anti-financial crime – Metrics and targets
ESRS G1-4 Standards of anti- corruption and anti- bribery paragraph 24 (b)	Indicator number 16 Table #3 of Annex 1			Anti-financial crime

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Employees

Group Headcount

As of December 31, 2024, the bank employed a total of 89,753 employees compared to 90,130 as of December 31, 2023. The bank calculates its employee figures on a full-time equivalent basis, meaning it includes proportionate numbers of part-time employees.

The following table shows the bank’s numbers of full-time equivalent employees as of December 31, 2024, 2023 and 2022.

Employees[1]	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022
Germany	35,160	36,195	35,594
Europe (outside Germany)	17,672	18,103	17,875
Asia/Pacific, Middle East and Africa	28,930	27,601	23,740
North America[2]	7,744	8,033	7,534
Latin America	247	199	187
Total employees	89,753	90,130	84,930

1 Full-time equivalent employees, prior year’s comparatives aligned to presentation in the current year, numbers may not add up due to rounding

2 Primarily the United States

In 2024, the number of the bank’s employees decreased by 377 or 0.4% mainly due to reductions in Germany, partly offset by increases in Asia/Pacific, Middle East and Africa.

– Germany (-1,035; -2.9%) mainly driven by restructuring measures primarily in the Private Bank

– North America (-289; -3.6%) mainly driven by decreases across all operating businesses and infrastructure functions

– Europe ex Germany (-431; -2,4%) mainly driven by decreases in the UK, Italy and Spain, partly offset by increases in Romania and its Operations Center

– Asia/Pacific, Middle East and Africa (+1.329; +4.8%) primarily driven by increases in India and its Operations Center

The following table shows the distribution of full-time equivalent employees by division as of December 31, 2024, 2023 and 2022.

Employees[1]	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022
Corporate Bank (CB)	17.9%	17.4%	17.0%
Investment Bank (IB)	8.9%	8.8%	8.4%
Private Bank (PB)	27.7%	29.1%	31.6%
Asset Management (AM)	5.1%	4.9%	5.0%
Infrastructure	40.4%	39.9%	37.9%

1 Full-time equivalent employees, prior year’s comparatives aligned to presentation in the current year, numbers may not add up due to rounding

– Corporate Bank (+374; +2.4%) driven by increases in all segments of the Corporate Bank

– Investment Bank (+36; +0.5%) mainly driven by increases in Fixed Income & Currencies

– Private Bank (-1,327; -5.1%) mainly driven by reductions in Germany

– Asset Management (+188; +4.3%) primarily driven by strengthening Technology and Operations

– Infrastructure functions (+352; +1.0%) primarily driven by increases in Technology, Data & Innovation due to the bank’s internalization strategy and in Compliance and Anti-Financial Crime, partly offset by reductions in all other infrastructure functions

365

Deutsche Bank
Annual Report 2024

Post-Employment Benefit Plans

The Group sponsors a number of post-employment benefit plans on behalf of the Group’s employees, both defined contribution plans and defined benefit plans.

In the Group’s globally coordinated accounting process covering defined benefit plans with a defined benefit obligation exceeding € 2 million the Group’s global actuary reviews the valuations provided by locally appointed actuaries in each country.

By applying the Group’s global principles for determining the financial and demographic assumptions the Group ensures that the assumptions are best-estimate, unbiased and mutually compatible, and that they are globally consistent.

For a further discussion on the Group’s employee benefit plans see Note 33 “Employee Benefits” to the Group’s consolidated financial statements.

Key employee figures

A few selected employee figures and KPIs are set forth below. For full details on Deutsche Bank’s people metrics, as well as its strategic HR priorities and achievements, please refer to the bank’s Sustainability Statement 2024.

	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022
Female employee by Corporate Title (headcount, in %)[1]
Female Managing Directors	22.8%	22.3%	20.9%
Female Directors	28.8%	28.0%	26.7%
Female Vice Presidents	35.6%	34.8%	33.5%
Female Assistant Vice Presidents & Associates	42.3%	41.9%	41.8%
Female Non Officers	59.6%	59.0%	59.7%
Total female employees (headcount, in %)[1]	46.5%	46.3%	46.4%
Age (in %, headcount)[2]
Under 30 years old	16.2%	16.5%	15.4%
30 - 50 years old	57.0%	57.0%	57.5%
Over 50 years old	26.9%	26.5%	27.1%
Part-time employees (headcount, in %)
Germany	24.5%	24.9%	26.0%
Europe (outside Germany)	5.1%	5.1%	5.5%
Americas	0.4%	0.4%	0.3%
Asia/Pacific, Middle East and Africa	0.1%	0.1%	0.1%
Total part-time employees	11.3%	11.8%	12.9%
Share of vocational trainees in % of permanent employees in Germany	3.2%	3.6%	3.5%

	2024	2023	2022
Commitment index	67%	70%	69%
Enablement index	70%	71%	73%
Voluntary employee turnover rate
Germany	2.6%	2.5%	3.7%
Europe (outside Germany), Middle East and Africa	5.2%	5.2%	9.7%
Americas	8.3%	7.7%	18.2%
Asia/Pacific	9.9%	9.5%	18.4%
Total voluntary employee turnover rate	5.9%	5.6%	10.1%
Health rate (in %)³	92.4%	92.6%	91.8%

1 Declared corporate titles of Postbank (incl. subsidiaries) are only alternative, technically derived, and not contractually defined or agreed

2 Numbers may not add up due to rounding

3 Health rate: 100 - ((total sickness days x 100)/total regular working days), Germany

366

Deutsche Bank
Annual Report 2024

Internal Control over Financial Reporting

General

Management of Deutsche Bank and its consolidated subsidiaries is responsible for establishing and maintaining adequate Internal Control over Financial Reporting (ICOFR). The bank’s internal control over financial reporting is a process designed under the supervision of the Chairman of the Supervisory Board and the Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting. In addition to the preparation of the company’s consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (EU). The bank’s internal control over financial reporting includes disclosure controls and procedures designed to prevent misstatements.

Risks in Financial Reporting

The primary risks in financial reporting are that either financial statements do not present a true and fair view due to inadvertent or intentional errors (fraud) or the publication of financial statements is not performed on a timely basis. These risks may reduce investor confidence or cause reputational damage and may have legal consequences including banking regulatory interventions. A lack of fair presentation arises when one or more financial statement amounts, or disclosures contain misstatements (or omissions) that are material. Misstatements are deemed material if they could, individually or in aggregate, influence economic decisions that users make because of the financial statements.

To confine those risks of financial reporting, management of the Group has established internal control over financial reporting with the aim of providing reasonable but not absolute assurance against material misstatements. In addition, an assessment was conducted of the effectiveness of the Group’s internal control over financial reporting. This was based on the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). COSO recommends the establishment of specific objectives to facilitate the design and evaluate adequacy of a control system. As a result, in establishing internal control over financial reporting, management has adopted the following financial statement objectives:

– Existence - assets and liabilities exist and transactions have occurred;

– Completeness - all transactions are recorded and account balances are included in the financial statements;

– Valuation - assets, liabilities and transactions are recorded in the financial statements at the appropriate amounts;

– Rights, Obligations and Ownership – rights, obligations and ownership are appropriately recorded as assets and liabilities;

– Presentation and Disclosures - classification, disclosure and presentation of financial reporting is appropriate;

– Safeguarding of assets - unauthorized acquisition, use or disposition of assets is prevented or detected in a timely manner.

However, any internal control system, including internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, but not absolute assurance that the objectives of that control system are met. As such, disclosure controls and procedures or systems for internal control over financial reporting may not prevent all errors; inadvertent or intentional errors (fraud). Furthermore, projections of any evaluation of effectiveness to future periods, are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate over time. In addition, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Controls to Minimize the Risk of Financial Reporting Misstatement

The system of internal control over financial reporting includes those policies and procedures that:

– Pertain to the maintenance of records, that, in reasonable detail accurately and fairly reflect the transactions and dispositions of the company’s assets;

– Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are made only in accordance with authorizations of the company’s management and;

– Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

367

Deutsche Bank
Annual Report 2024

Measuring Effectiveness of Internal Control

Each year, management of the Group undertakes a formal evaluation of the adequacy and effectiveness of the system of internal control over financial reporting. This evaluation incorporates an assessment of the effectiveness of the control environment as well as individual controls which make up the system of internal control over financial reporting and considers:

– The financial misstatement risk of the financial statement line items, considering such factors as materiality and the susceptibility of the financial statement item to misstatement; and,

– The susceptibility of identified controls to failure, considering such factors as the degree of automation, complexity, and risk of management override, competence of personnel and the level of judgment required.

These factors determine in their entirety the type and scope of the evidence required by § 315 HGB, which the management needs to assess whether or not the established internal control over financial reporting is effective. The evidence itself is generated from procedures integrated within the daily responsibilities of staff or from procedures implemented specifically for purposes of the internal control over financial reporting evaluation. Information from other sources also form an important component of the evaluation since such evidence may either bring additional control issues to the attention of management or may corroborate findings. Such information sources may include:

– Reports on audits carried out by or on behalf of regulatory authorities;

– External Auditor reports; and,

– Reports commissioned to evaluate the effectiveness of outsourced processes to third parties.

In addition, Group Audit evaluates the design and operating effectiveness of internal control over financial reporting by performing periodic and ad-hoc risk-based audits. Reports are produced summarizing the results from each audit which are distributed to the responsible managers for the activities concerned. These reports also provide evidence to support the annual evaluation by management of the overall operating effectiveness of internal control over financial reporting.

As a result of the evaluation, management has concluded that internal control over financial reporting is appropriately designed and operating effectively as of December 31, 2024.

368

Deutsche Bank
Annual Report 2024

Information pursuant to Section 315a (1) of the German Commercial Code and Explanatory Report

Structure of the Share Capital including Authorized and Conditional Capital

For information regarding Deutsche Bank’s share capital please refer to Note 32 “Common Shares” to the Consolidated Financial Statements.

Restrictions on Voting Rights or the Transfer of Shares

Under Section 136 of the German Stock Corporation Act the voting right of the affected shares is excluded by law. As far as the bank or its subsidiaries held own shares during the year of 2024 in its portfolio according to Section 71b of the German Stock Corporation Act no rights could be exercised. Similar restrictions combined with restrictions on disposal are contractually imposed on employees who have been granted shares as deferred compensation with a holding obligation. The bank is not aware of any other restrictions on voting rights or the transfer of shares.

Shareholdings which Exceed 10% of the Voting Rights

The German Securities Trading Act (Wertpapierhandelsgesetz) requires that any investor whose share of voting rights reaches, exceeds or falls below certain thresholds as the result of purchases, disposals or otherwise, must notify the bank and the German Federal Financial Supervisory Authority (BaFin) thereof. The lowest threshold is 3%. The bank is not aware of any shareholder holding directly or indirectly 10% or more of the voting rights.

Shares with Special Control Rights

Shares which confer special control rights have not been issued.

System of Control of any Employee Share Scheme where the Control Rights are not Exercised Directly by the Employees

The employees, who hold Deutsche Bank shares, exercise their control rights as other shareholders in accordance with applicable law and the Articles of Association (Satzung).

369

Deutsche Bank
Annual Report 2024

Rules Governing the Appointment and Replacement of Members of the Management Board

Pursuant to the German Stock Corporation Act (Section 84) and the Articles of Association of Deutsche Bank (Section 6) the members of the Management Board are appointed by the Supervisory Board. The number of Management Board members is determined by the Supervisory Board. According to the Articles of Association, the Management Board has at least three members. The Supervisory Board may appoint one or two members of the Management Board as Chairpersons of the Management Board. Members of the Management Board may be appointed for a maximum term of up to five years. They may be reappointed or have their term extended for one or more terms of up to a maximum of five years each. The German Co-Determination Act (Mitbestimmungsgesetz; Section 31) requires a majority of at least two thirds of the members of the Supervisory Board to appoint members of the Management Board. If such majority is not achieved, the Mediation Committee shall give, within one month, a recommendation for the appointment to the Management Board. The Supervisory Board will then appoint the members of the Management Board with the majority of its members. If such appointment fails, the Chairperson of the Supervisory Board shall have two votes in a new vote. If a required member of the Management Board has not been appointed, the Local Court (Amtsgericht) in Frankfurt am Main shall, in urgent cases, make the necessary appointments upon motion by any party concerned (Section 85 of the Stock Corporation Act).

Pursuant to the German Banking Act (Kreditwesengesetz) and Regulation (EU) No 468/2014 of the European Central Bank (SSM Framework Regulation) evidence must be provided to the European Central Bank (ECB), the German Federal Financial Supervisory Authority (BaFin) and the Deutsche Bundesbank that the member of the Management Board has adequate theoretical and practical experience of the businesses of the Bank as well as managerial experience before the member is appointed (Sections 24 (1) No. 1 and 25c (1) of the Banking Act, Article 93 of the SSM Framework Regulation).

The Supervisory Board may revoke the appointment of an individual as member of the Management Board or as Chairperson of the Management Board for good cause. Such cause includes in particular a gross breach of duties, the inability to manage the Bank properly or a vote of no-confidence by the shareholders’ meeting (Hauptversammlung, referred to as the General Meeting), unless such vote of no-confidence was made for obviously arbitrary reasons.

The ECB or the BaFin may appoint a special representative and transfer to such special representative the responsibility and powers of individual members of the Management Board if such members are not trustworthy or do not have the required competencies or if the credit institution does not have the required number of Management Board members. In any such case, the responsibility and powers of the Management Board members concerned are suspended (Section 45c (1) through (3) of the Banking Act, Article 93 (2) of the SSM Framework Regulation).

Rules Governing the Amendment of the Articles of Association

Any amendment of the Articles of Association requires a resolution of the General Meeting (Section 179 of the Stock Corporation Act). The authority to amend the Articles of Association in so far as such amendments merely relate to the wording, such as changes of the share capital as a result of the issuance out of authorized capital, has been assigned to the Supervisory Board by the Articles of Association of Deutsche Bank (Section 20 (3)). Pursuant to the Articles of Association, the resolutions of the General Meeting are taken by a simple majority of votes and, in so far as a majority of capital stock is required, by a simple majority of capital stock, except where law or the Articles of Association determine otherwise (Section 20 (1)). Amendments to the Articles of Association become effective upon their entry in the Commercial Register (Section 181 (3) of the Stock Corporation Act).

370

Deutsche Bank
Annual Report 2024

Powers of the Management Board to Issue or Buy Back Shares

The Annual General Meeting of May 27, 2021, authorized the Management Board pursuant to Section 71 (1) No. 7 of the Stock Corporation Act to buy and sell, for the purpose of securities trading, own shares of Deutsche Bank AG on or before April 30, 2026, at prices which do not exceed or fall short by more than 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the respective three preceding stock exchange trading days. In this context, the shares acquired for this purpose may not, at the end of any day, exceed 5% of the share capital of Deutsche Bank AG.

The Annual General Meeting of May 16, 2024, authorized the Management Board pursuant to Section 71 (1) No. 8 of the Stock Corporation Act to buy, on or before April 30, 2029, own shares of Deutsche Bank AG in a total volume of up to 10% of the share capital at the time the resolution was taken or – if the value is lower – of the share capital at the time this authorization is exercised. Together with own shares acquired for trading purposes and/or for other reasons and which are from time to time in the company’s possession or attributable to the company pursuant to Sections 71a et seq. of the Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10% of the company’s respectively applicable share capital. The own shares may be bought through the stock exchange or by means of a public purchase offer to all shareholders. The consideration for the purchase of shares (excluding ancillary purchase costs) through the stock exchange may not be more than 10% higher or more than 20% lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not be more than 10% higher or more than 20% lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company’s shares offered for purchase per shareholder may be defined.

The Management Board has also been authorized to dispose of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to Section 71 (1) No. 8 of the Stock Corporation Act on the stock exchange or by an offer to all shareholders. The Management Board has been authorized to dispose of the purchased shares against contribution-in kind and with the exclusion of shareholders’ pre-emptive rights for the purpose of acquiring companies or shareholdings in companies or other assets that serve the company’s business operations.

The Management Board has also been authorized to use shares purchased on the basis of authorizations pursuant to Section 71 (1) No. 8 Stock Corporation Act to issue staff shares, with the exclusion of shareholders’ pre-emptive rights, to employees and retired employees of the company and its affiliated companies or to use them to service option rights on shares of the company and/or rights or duties to purchase shares of the company granted to employees or members of executive or non-executive management bodies of the company and of affiliated companies.

Furthermore, the Management Board has been authorized, with the exclusion of shareholders’ pre-emptive rights, to sell such own shares to third parties against cash payment if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. Use may only be made of this authorization if it has been ensured that the number of shares sold on the basis of this authorization does not exceed 10% of the company’s share capital at the time this authorization becomes effective or – if the amount is lower – at the time this authorization is exercised. Shares that are issued or sold during the validity of this authorization with the exclusion of pre-emptive rights, in direct or analogous application of Section 186 (3) sentence 4 Stock Corporation Act, are to be included in the maximum limit of 10% of the share capital. Also to be included are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory rights or participatory rights, if these bond or participatory rights are issued during the validity of this authorization with the exclusion of pre-emptive rights in corresponding application of Section 186 (3) sentence 4 Stock Corporation Act.

The Management Board has also been authorized to cancel shares acquired on the basis of this or a preceding authorization without the execution of this cancellation process requiring a further resolution by the Annual General Meeting.

371

Deutsche Bank
Annual Report 2024

The Annual General Meeting of May 16, 2024, authorized the Management Board pursuant to Section 71 (1) No. 8 of the Stock Corporation Act to execute the purchase of shares under the resolved authorization also with the use of put and call options or forward purchase contracts. The company may accordingly sell to third parties put options based on physical delivery and buy call options from third parties if it is ensured by the option conditions that these options are fulfilled only with shares which themselves were acquired subject to compliance with the principle of equal treatment. All share purchases based on put or call options are limited to shares in a maximum volume of 5% of the actual share capital at the time of the resolution by the General Meeting on this authorization. The term of the options must be selected such that the share purchase upon exercising the option is carried out at the latest on April 30, 2029.

The purchase price to be paid for the shares upon exercise of the put options or upon the maturity of the forward purchase may not exceed more than 10% or fall below 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before conclusion of the respective transaction in each case excluding ancillary purchase costs but taking into account the option premium received. The call options may only be exercised if the purchase price to be paid does not exceed by more than 10% or fall below 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the acquisition of the shares.

To the sale and cancellation of shares acquired with the use of derivatives the general rules established by the General Meeting apply.

Own shares may continue to be purchased using existing derivatives that were agreed on the basis and during the existence of previous authorizations.

Significant Agreements which Take Effect, Alter or Terminate upon a Change of Control of the Company Following a Takeover Bid

Significant agreements which take effect, alter or terminate upon a change of control of the company following a takeover bid have not been entered into.

372
Deutsche Bank
Annual Report 2024

Corporate Governance Statement pursuant to Sections 289f and 315d of the German Commercial Code

The entire Corporate Governance Statement according to sections 289f and 315d of the German Commercial Code is available on the Group’s website under https://www.db.com/ir/en/reports.htm as well as in the chapter “4 – Corporate Governance Statement according to Sections 289f, 315d of the German Commercial Code”.

373

Deutsche Bank
Annual Report 2024

Standalone parent company information (HGB)

Introduction

Deutsche Bank AG is the parent company of Deutsche Bank Group and its most material component. The management of Deutsche Bank Group is based on IFRS results of the bank’s corporate divisions. Deutsche Bank AG is fully integrated in the initiatives and target setting of Deutsche Bank Group. The performance of the Group is ultimately driving the performance of Deutsche Bank AG. Further, the bank has utilized the option under Section 2a of the German Banking Act (KWG) with respect to regulatory capital so that regulatory capital ratios are only applicable on Group level.

Therefore, information that has been provided regarding Deutsche Bank Group in this combined management report in general also is relevant and applies to Deutsche Bank AG. Additional information that facilitates an understanding of Deutsche Bank AG is contained in this section. The financial information in this section has been prepared in accordance with the German Commercial Code (“Handelsgesetzbuch”, HGB), unless stated otherwise. Further details on financial information prepared in accordance with HGB can be found in the notes to the financial statements for Deutsche Bank AG in a separate report.

Deutsche Bank AG Performance

One parameter to evaluate the performance of the Group is the ability to make distributions to shareholders. This ability depends on the availability of distributable profits of Deutsche Bank AG determined in accordance with HGB. Beyond that the financial information of Deutsche Bank AG prepared in accordance with HGB is generally less relevant to assess or steer the Group’s financial performance due to the circumstances set forth in the introduction above.

In 2024, Deutsche Bank AG recorded a net profit of € 2.9 billion compared to net profit of € 5.0 billion in prior year.

The operating profit of € 2.5 billion was lower by € 3.0 billion compared to prior year. Lower trading results and lower net interest income, partly offset by higher commission income led to decrease of total revenues by € 337 million. Higher net expenses for litigation, up by € 1.6 billion, negative net results from banking book derivatives, down by € 566 million and a lower net result from securities held in the liquidity reserve, down by € 505 million, added significantly to the reduction in operation profit.

The result outside operating profit was mainly driven by net positive valuation adjustments of investments in affiliated companies of € 1.6 billion. A tax expense of € 955 million led to the net income of € 2.9 billion.

The Management Board and the Supervisory Board will propose to the Annual General Meeting to pay a dividend of € 0.68 per share, appropriate € 800 million to the revenue reserves and to carry forward the remaining distributable profit.

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Deutsche Bank
Annual Report 2024

Income Statement

The table below provides an overview of Deutsche Bank AG’s income statement, which is followed by further information on the individual line items.

Condensed income statement

			Change
in € m.	2024	2023	in € m.	in %
Interest income[1]	64,857	57,802	7,054	12
Current income[2]	1,901	2,465	(564)	(23)
Total interest income	66,758	60,267	6,490	11
Interest expenses	57,357	49,811	7,546	15
Net interest income	9,401	10,456	(1,055)	(10)
Commission income	9,646	8,109	1,537	19
Commission expenses	2,247	1,886	361	19
Net commission income	7,399	6,224	1,176	19
Net trading result	4,305	4,762	(458)	(10)
thereof release of trading-related special reserve according to Section 340e HGB	0	0	0	N/M
Total revenues	21,105	21,442	(337)	(2)
Wages and salaries	5,493	4,997	495	10
Compulsory social security contributions[3]	891	1,283	(393)	(31)
Staff expenses	6,383	6,281	102	2
Other administrative expenses[4]	9,760	10,110	(350)	(3)
Administrative expenses	16,143	16,391	(247)	(2)
Balance of other operating income/expenses	(1,393)	929	(2,322)	N/M
Risk provisioning	1,060	514	546	106
Operating profit	2,509	5,466	(2,958)	(54)
Balance of other ordinary income/expenses	1,333	(956)	2,289	N/M
Extraordinary result	(4)	(157)	154	(98)
Releases from/(Additions) to the fund for general banking risks	0	0	0	N/M
Income before taxes	3,838	4,353	(515)	(12)
Taxes	955	(646)	1,601	N/M
Net income (loss)	2,883	4,999	(2,116)	(42)
Profit carried forward from the previous year	575	459	116	25
	3,458	5,458	(2,000)	(37)
Withdrawal from capital reserves	0	0	0	N/M
Allocations to revenue reserves	1,200	2,000	(800)	(40)
– to other revenue reserves	1,200	2,000	(800)	(40)
Distributable profit	2,258	3,458	(1,199)	(35)

N/M - Not meaningful

1 From lending and money market business, fixed-income securities and government inscribed debt

2 From equity shares and other variable-yield securities, participating interests and investments in affiliated companies (including profit transfer agreements)

3 Including expenses for pensions and other employee benefits

4 Including scheduled depreciation on tangible and intangible assets

Net interest income

Net interest income decreased by € 1.1 billion to € 9.4 billion in 2024. Current income, down by € 564 million, reflected lower contributions from affiliated companies. The net interest result from lending and securities less interest expenses decreased by € 491 million, mainly driven by a higher increase of interest on liabilities compared to interest revenue from assets.

Net commission income

Net commission income of € 7.4 billion increased by € 1.2 billion compared to the prior year, reflecting positive developments mainly in net commissions in the loan business, but also in underwriting, brokerage and other services.

Net trading result

Net trading result in 2024 was € 4.3 billion, a decrease of € 458 million compared to prior year. This development was mainly driven by higher expenses for currency translation.

Staff expenses and operating costs

Staff expenses were € 6.4 billion, an increase of € 102 million compared to 2023, mainly driven by higher variable compensation and partly offset by lower expenses for defined benefit plans.

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Deutsche Bank
Annual Report 2024

Geographical breakdown of the bank’s staff (full-time-equivalent)

Staff (full-time equivalents)[1]	Dec 31, 2024	Dec 31, 2023	Change
Germany	23,362	23,470	(108)
Europe excl. Germany	7,568	7,783	(215)
Americas	413	465	(52)
Africa/Asia/Australia	5,149	5,191	(42)
Total	36,492	36,910	(418)

1 Staff (full-time equivalent) = total headcount adjusted proportionately for part time staff, excluding apprentices and interns

The number of employees in Germany decreased mainly driven by reductions in the Private Bank. In Europe excluding Germany the number of employees decreased primarily in the UK mainly driven by reductions in the infrastructure functions of the bank.

Other administrative costs were € 9.8 billion in 2024, a decrease by € 350 million from € 10.1 billion in 2023. Therein, other administrative expenses (excluding scheduled depreciation and amortization on tangible and intangible assets) decreased by € 454 million to € 8.5 billion. This development was mainly driven by lower bank levies, down by € 321 million and lower IT costs down by € 210 million. These items are partly offset by higher costs for services rendered by group companies, up by € 111 million and higher maintenance costs, up by € 66 million. Scheduled depreciation and amortization of tangible and intangible assets were € 1.3 billion in 2024, up by € 104 million.

Net balance of operating income and expenses

The balance of other operating income/expenses amounted to negative € 1.4 billion in 2024 after positive € 929 million in 2023. This reduction of € 2.3 billion was mainly driven by higher net expenses for litigation, up by € 1.6 billion, and negative net results from banking book derivatives, down by € 566 million.

Net risk provisioning

In 2024, total net risk provisioning, consisting of changes in credit related risk provisioning and the net result from securities held in the liquidity reserve, amounted to € 1.1 billion, an increase by € 546 million compared to prior year. This development was mainly attributable to a reduced net result from securities held in the liquidity reserve, down by € 505 million, whereas provisioning in the loan business remained largely stable, up by € 41 million. The decreased net result from securities held in the liquidity reserve was caused by higher interest rate levels at year end 2024.

Net balance of other ordinary income/expenses

The balance of other ordinary income and expenses was positive € 1.3 billion (2023: negative € 956 million), consisting of net valuation adjustments of investments in affiliated companies, write-downs and non-scheduled depreciation of tangible and intangible assets and expenses from loss take-over.

Net valuation adjustments and net results from disposals of investments in affiliated companies amounted to positive € 1.6 billion (2023: negative € 740 million), mainly relating to the bank’s franchise in the U.S. and several subsidiaries in Europe.

In addition, write-downs and non-scheduled depreciation of tangible and intangible assets amounted to € 195 million in 2024, mainly related to buildings (2023: € 103 million).

Expenses from loss take-over amounted to € 54 million in 2024 (2023: € 113 million).

Extraordinary result

Net extraordinary income and expenses were negative € 4 million, mainly relating to restructuring activities (2023: negative € 157 million).

Taxes

In 2024, the bank recorded a tax expense of € 955 million compared to a benefit of € 646 million in the prior year. The current year’s tax expense was primarily affected by tax exempt income. Prior year’s tax benefit was mainly driven by changes in the recognition and measurement of deferred tax assets.

Net profit and proposed appropriation

Deutsche Bank AG recorded a net profit of € 2.9 billion in 2024, compared to a net profit of € 5.0 billion in 2023.

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Deutsche Bank
Annual Report 2024

After an addition to revenue reserves of € 1.2 billion, the 2024 distributable profit amounted to € 2.3 billion. The Bank will propose to the Annual General Meeting a dividend of € 0.68 per share. This will reduce the distributable profit by up to € 1.3 billion, depending on the number of shares outstanding at the record date. It will also be proposed to appropriate additional € 800 million to revenue reserves and to carry forward the remaining distributable profit.

Balance Sheet

The table below provides an overview of Deutsche Bank AG’s balance sheet, which is followed by further information on the individual line items.

Condensed balance sheet

			Change
in € m.	Dec 31, 2024	Dec 31, 2023	in € m.	in %
Assets
Receivables from banks and customers incl. balances with central banks and debt instruments of public-sector entities	685,315	688,265	(2,950)	(0)
Participating interests and investments in affiliated companies	31,923	29,488	2,435	8
Bonds and other securities and equity shares	83,732	71,724	12,008	17
Trading Assets	301,057	247,596	53,462	22
Remaining other assets	26,375	23,158	3,218	14
Total assets	1,128,403	1,060,231	68,172	6

Liabilities and Shareholders' Equity
Liabilities to banks and customers	678,503	662,954	15,549	2
Liabilities in certificate form	100,993	92,132	8,861	10
Trading liabilities	216,798	191,329	25,469	13
Provisions	7,632	7,100	531	7
Capital and reserves	44,884	43,552	1,332	3
Subordinated liabilities, Participation rights capital, Instruments for Additional Tier 1 Regulatory Capital and Fund for general banking risks	27,966	24,328	3,638	15
Remaining other liabilities	51,627	38,835	12,791	33
Total liabilities and shareholders' equity	1,128,403	1,060,231	68,172	6

Total assets of Deutsche Bank AG amounted to € 1,128 billion as of December 31, 2024. The 6% increase compared to December 31, 2023, was mainly driven by increases in Trading Assets. The net growth was mainly funded by higher Trading Liabilities.

Total credit extended

Total credit extended (excluding reverse repos and securities spot deals) decreased by € 5.9 billion (1%), to € 468.9 billion. This development was primarily driven by a decrease in Loans to banks by € 10.6 billion (17%) to € 51.6 billion and partly offset by an increase in Claims on customers, which are reported under total credit extended, by € 4.7 billion (1%) to € 417.4 billion.

Total credit extended (excluding reverse repos and securities spot deals)

			Change
in € bn.	Dec 31, 2024	Dec 31, 2023	in € bn.	in %
Claims on customers	417	413	5	1
with a residual period of
up to 5 years[1]	301	293	8	3
over 5 years	116	119	(3)	(3)
Loans to banks	52	62	(11)	(17)
with a residual period of
up to 5 years[1]	37	48	(11)	(24)
over 5 years	15	14	1	6
Total	469	475	(6)	(1)

1 Including those repayable on demand and those with an indefinite period

Receivables from banks (excluding loans) outside trading increased by € 1.6 billion to € 114.8 billion compared to December 31, 2023.

Investments in affiliated companies

Investments in affiliated companies increased by € 2.4 billion to € 31.7 billion; this increase was attributable to write-ups (€ 1.6 billion), a positive impact of foreign currency translation (€ 0.6 billion) and capital injections (€ 1.0 billion), partly offset by capital repayments (€ 0.7 billion), write-downs (€ 0.3 billion) and the merger of an affiliated company into Deutsche Bank AG (€ 0.1 billion).

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Securities

The bank’s securities portfolio (excluding trading assets) increased by € 12.0 billion to € 83.7 billion, mainly driven by an increase in bonds.

Trading assets

Trading assets amounted to € 301.1 billion, an increase of € 53.5 billion (22%) compared to December 31, 2023. This was mainly driven by an increase in receivables qualifying as trading, which grew by € 23.5 billion (31%) to € 99.6 billion, as well by an increase of positive market value from trading derivatives, higher by € 22.9 billion (31%) to € 97.5 billion.

Deposits and securitized liabilities

Liabilities to banks decreased slightly and amounted to € 139.3 billion for 2024, while liabilities to customers increased to € 539.2 billion, higher by € 21.5 billion (4%) compared to December 31, 2023. Within this item, other liabilities repayable on demand increased by € 15.1 billion (5%) from € 304.4 billion to € 319.5 billion. This was accompanied by an increase in savings deposits by € 2.5 billion (4%) from € 64.3 billion to € 66.8 billion and by an increase in other liabilities with agreed period or notice period by € 3.9 billion from € 149.0 billion to € 152.9 billion.

Liabilities in certificate from amounted to € 101.0 billion, up € 8.9 billion (10%) in comparison to December 31, 2023. The increase was driven by an increase of bonds and notes issued by € 3.6 billion (4%) compared to December 31, 2023, and other liabilities in certificate form by € 5.3 billion (81%) to € 11.9 billion.

Breakdown of liabilities

			Change
in € bn.	Dec 31, 2024	Dec 31, 2023	in € bn.	in %
Liabilities to banks	139	145	(6)	(4)
repayable on demand	74	69	4	6
with agreed period or notice period	66	76	(10)	(14)
Liabilities to customers	539	518	22	4
savings deposits	67	64	3	4
other liabilities
repayable on demand	320	304	15	5
with agreed period or notice period	153	149	4	3
Liabilities in certificate form	101	92	9	10
bonds and notes issued	89	86	4	4
other liabilities in certificate form	12	7	5	80
thereof: money market instruments	11	6	5	85

Trading liabilities

Trading liabilities amounted to € 216.8 billion, an increase of € 25.5 billion (13%) in comparison to December 31, 2023. This was mainly driven by increases in negative market values from trading derivatives by € 20.5 billion (30%) to € 89.3 billion and in other liabilities qualifying as trading by € 5.2 billion (6%) to € 95.0 billion.

Provisions

Provisions amounted to € 7.6 billion, up € 0.5 billion (7%) compared to December 31, 2023. An increase of other provisions by € 1.0 billion (21%) was partly offset by a decrease in provisions for pensions and similar obligation by € 0.4 billion (18%).

Instruments for additional tier 1 regulatory capital

Instruments for additional Tier 1 Regulatory Capital amounted to € 12.2 billion compared to € 8.9 billion last year. The year-on-year movement is the mainly result of new issuances.

Capital and reserves

Capital and reserves of Deutsche Bank AG amounted to € 44.9 billion. The increase of € 1.3 billion is mainly attributable to the distributable profit generated in 2024 as well as an increase in other revenue reserves, partly offset by effect from share cancellation and dividend distribution.

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Consistent with prior years, the Bank has utilized the option available under Section 2a of the German Banking Act (KWG) with respect to its regulatory capital and presents capital requirements for Deutsche Bank Group only.

In summary: The bank maintained its stable funding, high liquidity base and solid regulatory capital position which is based on Group capital. For further details, please refer to the liquidity risk and capital adequacy sections in the Risk Report.

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Management of Deutsche Bank AG within the Group

The content in this chapter should be read in conjunction with the respective group sections in this Annual Report, especially “Risk Report”, “Outlook”, “Risks and Opportunities” and “Internal control over financial reporting”.

Risk Management

The impact of the risks on Deutsche Bank AG cannot be isolated from the effects on Deutsche Bank’s other legal entities, mainly driven by:

– The Group’s management structure, including its corporate divisions follows its customers’ needs. The legal structure is determined by local legislation and therefore does not necessarily follow the management structure. For example, local legislation can determine whether the Group’s business in a certain country is conducted by a branch of Deutsche Bank AG or by a separate subsidiary. However, the management has to monitor the risks in the bank’s business – irrespective of whether it is transacted by a branch or a subsidiary.

– Adequate risk monitoring and management requires knowledge of the extent to which the Group’s profit situation depends on the development of certain risk factors, i.e., on the creditworthiness of individual customers or securities issuers or on movements in market prices. The respective exposures therefore need to be analyzed across legal entities. Especially for the credit risk attached to a borrower, as it is irrelevant whether the credit exposure to a company is spread over several Group companies or concentrated on Deutsche Bank AG. Separate monitoring of the risk affecting Deutsche Bank AG alone would neglect the potential exposure facing the Group and, indirectly, Deutsche Bank AG – as the parent – if the company became insolvent.

– Individual risk factors are sometimes correlated, and in some cases, they are independent of each other. If estimates of the nature and extent of this correlation are available, the Group’s management can significantly reduce the overall risk by diversifying its businesses across customer groups, issuers and countries. The risk correlation is also independent of the Group’s legal and divisional structure. Therefore, management can only optimize the risk-mitigating effects of diversification if it manages them Group-wide and across legal entities.

For the reasons mentioned, the identification, monitoring and management of all risks in Deutsche Bank AG are integrated into the Group-wide risk management process. Following Group policies, Deutsche Bank AG adheres to the respective legal and regulatory requirements.

The Liquidity Coverage Ratio (LCR) of Deutsche Bank AG stands at 122.1% as of December 31, 2024, compared to 127.5% as of December 31, 2023. The Net Stable Funding Ratio (NSFR) amounts to 110.5% as of December 31, 2024, compared to 110.1% as of December 31, 2023. Both ratios are calculated separately to ensure an appropriate level of liquidity and stable funding at Deutsche Bank AG.

Outlook and Strategy

Deutsche Bank AG as the parent company of the Group defines the strategy and planning for the individual Group Divisions. Deutsche Bank AG participates in the results of the Group Divisions through own activities and profit distribution from subsidiaries. Therefore, the Group’s outlook encompasses all Group Divisions and is not limited to the parent company. In addition, financial key performance indicators are solely defined on Group level, except for the amount of distributable profit.

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Risks and Opportunities

Risks

Deutsche Bank AG as a solo entity reporting under HGB faces additional risks compared to the Group in that certain transactions in a given year may lead to higher or lower losses than in the Group financial statements prepared under IFRS. The following items carry significant risk in this respect:

– Potential valuation adjustments of investments in affiliated companies, driven by local political and economic environment, increased local regulatory requirements, restructuring or changes of share prices of listed investments.

– Increase in long-term provisions, especially pension obligations, despite rises in interest rate levels caused by the discounting with average interest rates according to Section 253 (2) German Commercial Code.

– Negative valuation adjustments to plan assets, especially in an environment of rising interest rate levels. Due to the above-mentioned valuation methodology, there might be no offsetting effect from lower pension obligations if interest rates are rising.

– Potential requirement to set up a provision according to German accounting pronouncement IDW RS BFA 3 in case the interest-bearing banking book does not generate an interest margin sufficient to cover expected credit risk costs and administrative expenses. A persisting low interest rate environment and the treatment of coupon payments related to the AT1 instruments as expenses under HGB increase this risk.

In addition, profits or retained earnings from affiliated companies might not allow for sufficient dividend payments to Deutsche Bank AG to facilitate dividend payments by Deutsche Bank AG as targeted.

Opportunities

Deutsche Bank AG as a solo entity reporting under HGB may have additional opportunities compared to the Group in that respect that certain transactions in a given year are reported in a more beneficial manner than for the Group under IFRS, such as realized gains which may be recognized in the income statement under IFRS in an earlier period.

In addition, there is the possibility that Deutsche Bank AG as parent entity shows profits in a given year that are higher than its contribution to the Group’s net income, resulting from increased profit distributions from affiliated companies.

Internal control over financial reporting

The controls that are performed for the Group’s Annual Statements under IFRS apply to the bank’s financial statements under HGB accordingly. In addition to these controls, specific HGB related controls are implemented which include:

– Inter-branch reconciliation and elimination are performed for HGB specific balances; and,

– Analytical reviews of revaluation and reclassification items between IFRS and HGB on the level of foreign branches and the German headquarters.

Sustainability Statement for Deutsche Bank AG

Deutsche Bank AG as the parent company of the Group defines the governance, strategy, impact, risk and opportunity management, metrics and targets for material sustainability matters. As Deutsche Bank AG substantially represents the Group for key metrics (e.g. total assets of the Group), such key sustainability elements are solely defined at Group level with the exception of specifically highlighted subsidiaries as outlined in the Sustainability Statement of Deutsche Bank Group. Therefore, the details pursuant to Section 340a (1a) German Commercial Code (HGB) in conjunction with Section 289b (3) HGB can be found in the Sustainability Statement within the Combined Management Report of this Annual Report. As the Corporate Sustainability Reporting Directive (CSRD) issued by the European Union was not transposed into German law as of 31 December 2024, the bank applied the European Sustainability Reporting Standards (ESRS) as reporting framework as allowed by Section 289d HGB and, on that basis, discloses governance, strategy, impact, risk and opportunity management, metrics and targets for material sustainability matters.

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2- Consolidated Financial Statements

386	Consolidated Statement of Income	23 –	Goodwill and Other Intangible Assets –470
387	Consolidated Statement of Comprehensive Income	24 –	Non-Current Assets and Disposal Groups Held for Sale –475
388	Consolidated Balance Sheet	25 –	Other Assets and Other Liabilities –475
389	Consolidated statement of changes in equity	26 –	Deposits – 476
390	Consolidated Statement of Cash Flows	27 –	Provisions – 477
392	Notes to the consolidated financial statements	28 –	Credit related commitments and contingent liabilities –487
1 –	01 – Material accounting policies and critical accounting estimates –392	29 –	Other Short-Term Borrowings –489
2 –	Recently adopted and new accounting pronouncements –416	30 –	Long-Term Debt and Trust Preferred Securities –489
3 –	Acquisitions and dispositions –418	31 –	Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities –490
4 –	Business segments and related information –419
431	Notes to the consolidated income statement
5 –	Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss –431	491	Additional Notes
6 –	Commissions and fee income –433	32 –	Common Shares – 491
7 –	Net gains (losses) from derecognition of financial assets measured at amortized cost –435	33 –	Employee Benefits – 492
8 –	Other income (loss) – 435	34 –	Income Taxes – 509
9 –	General and administrative expenses –435	35 –	Derivatives – 512
10 –	Restructuring – 436	36 –	Related Party Transactions –516
11 –	Earnings per share – 437	37 –	Information on Subsidiaries –518
438	Notes to the consolidated balance sheet	38 –	Structured entities – 519
12 –	Financial assets/liabilities at fair value through profit or loss –438	39 –	Current and non-current assets and liabilities –523
13 –	Financial Instruments carried at Fair Value –440	40 –	Events after the reporting period –524
14 –	Fair Value of Financial Instruments not carried at Fair Value –455	41 –	Regulatory capital information –525
15 –	Financial assets at fair value through other comprehensive income –457	42 –	Supplementary information to the consolidated financial statements according to Sections 297 (1a)/314 HGB and the return on assets according to Article 26a of the German Banking Act –530
16 –	Equity Method Investments –457	43 –	Country by country reporting –532
17 –	Offsetting Financial Assets and Financial Liabilities –458	44 –	Shareholdings – 533
18 –	Loans – 461
19 –	Allowance for Credit Losses –462
20 –	Transfer of Financial Assets, Assets Pledged and Received as Collateral –464	548	Confirmations
21 –	Property and Equipment – 467
22 –	Leases – 469

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Consolidated Statement of Income

in € m.	Notes	2024	2023	2022
Interest and similar income[1]	5	49,358	44,074	24,299
Interest expense	5	36,292	30,472	10,649
Net interest income	5	13,065	13,602	13,650
Provision for credit losses	19	1,830	1,505	1,226
Net interest income after provision for credit losses		11,235	12,097	12,425
Net commissions and fee income	6	10,372	9,206	9,838
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5	5,987	4,947	2,999
Net gains (losses) from derecognition of financial assets measured at amortized cost	7	(11)	(96)	(2)
Net gains (losses) on financial assets at fair value through other comprehensive income		48	(0)	(216)
Net income (loss) from equity method investments	16	12	(38)	152
Other income (loss)	8	619	1,259	789
Total noninterest income		17,027	15,277	13,560
Compensation and benefits	33	11,731	11,131	10,712
General and administrative expenses	9	11,243	10,112	9,728
Impairment of goodwill and other intangible assets	23	0	233	68
Restructuring activities	10	(3)	220	(118)
Total noninterest expenses		22,971	21,695	20,390
Profit (loss) before income taxes		5,291	5,678	5,594
Income tax expense (benefit)	34	1,786	787	(64)
Profit (loss)		3,505	4,892	5,659
Profit (loss) attributable to noncontrolling interests		139	120	134
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components		3,366	4,772	5,525

1 Interest and similar income included € 36.9 billion, € 34.5 billion and € 19.6 billion for the year ended December 31, 2024, 2023 and 2022, respectively, calculated based on effective interest method

Earnings per Share

	Notes	2024	2023	2022
Earnings per share:[1]	11
Basic		€ 1.40	€ 2.07	€ 2.42
Diluted		€ 1.37	€ 2.03	€ 2.37
Number of shares in million:
Denominator for basic earnings per share – weighted-average shares outstanding		1,993.6	2,064.1	2,084.9
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions		2,039.3	2,104.0	2,125.6

1 Earnings were adjusted by € 574 million, € 498 million and € 479 million before tax for the coupons paid on Additional Tier 1 Notes in the second quarter of 2024, 2023 and 2022, respectively. The coupons paid on Additional Tier 1 Notes are not attributable to Deutsche Bank shareholders and therefore need to be deducted in the calculation in accordance with IAS 33.

The accompanying notes are an integral part of the Consolidated Financial Statements.

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Consolidated Statement of Comprehensive Income

in € m.	2024	2023	2022
Profit (loss) recognized in the income statement	3,505	4,892	5,659
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	264	(286)	1,203
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss, before tax	(180)	(62)	91
Total of income tax related to items that will not be reclassified to profit or loss	(61)	155	(667)
Items that are or may be reclassified to profit or loss
Financial assets at fair value through other comprehensive income
Unrealized net gains (losses) arising during the period, before tax	(332)	25	(1,285)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(48)	0	216
Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	(242)	439	(819)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	234	395	71
Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0	0
Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	833	(1,294)	329
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	3	(3)	(20)
Equity Method Investments
Net gains (losses) arising during the period	(2)	(25)	20
Total of income tax related to items that are or may be reclassified to profit or loss	264	18	596
Other comprehensive income (loss), net of tax	731	(637)	(267)
Total comprehensive income (loss), net of tax	4,236	4,255	5,392
Attributable to:
Noncontrolling interests	192	77	185
Deutsche Bank shareholders and additional equity components	4,044	4,178	5,207

The accompanying notes are an integral part of the Consolidated Financial Statements.

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Consolidated Balance Sheet

in € m.	Notes	Dec 31, 2024	Dec 31, 2023
Assets:
Cash and central bank balances		147,494	178,416
Interbank balances (w/o central banks)		6,160	6,140
Central bank funds sold and securities purchased under resale agreements	20	40,803	14,725
Securities borrowed	20	44	39
Financial assets at fair value through profit or loss
Trading assets		139,772	125,275
Positive market values from derivative financial instruments		291,754	251,856
Non-trading financial assets mandatory at fair value through profit and loss		114,324	88,047
Financial assets designated at fair value through profit or loss		0	75
Total financial assets at fair value through profit or loss	12, 13, 20, 35	545,849	465,252
Financial assets at fair value through other comprehensive income	15	42,090	35,546
Equity method investments	16	1,028	1,013
Loans at amortized cost	18, 19, 20	478,921	473,705
Property and equipment	21, 22	6,193	6,185
Goodwill and other intangible assets	23	7,749	7,327
Other assets [1]	24, 25	101,207	114,697
Assets for current tax		1,801	1,513
Deferred tax assets	34	7,839	7,773
Total assets		1,387,177	1,312,331

Liabilities and equity:
Deposits	26	666,261	622,035
Central bank funds purchased and securities sold under repurchase agreements	20	3,740	3,038
Securities loaned	20	2	3
Financial liabilities at fair value through profit or loss
Trading liabilities		43,498	44,005
Negative market values from derivative financial instruments		276,395	238,260
Financial liabilities designated at fair value through profit or loss		92,047	83,727
Investment contract liabilities		454	484
Total financial liabilities at fair value through profit or loss	12, 13, 20, 35	412,395	366,475
Other short-term borrowings	29	9,895	9,620
Other liabilities [1]	22, 24, 25	95,631	113,036
Provisions	19, 27	3,326	2,448
Liabilities for current tax		720	631
Deferred tax liabilities	34	590	546
Long-term debt	30	114,899	119,390
Trust preferred securities	30	287	289
Total liabilities		1,307,745	1,237,513
Common shares, no par value, nominal value of € 2.56	32	5,106	5,223
Additional paid-in capital		39,744	40,187
Retained earnings		23,368	21,316
Common shares in treasury, at cost	32	(713)	(481)
Accumulated other comprehensive income (loss), net of tax		(1,229)	(1,760)
Total shareholders’ equity		66,276	64,486
Additional equity components		11,550	8,569
Noncontrolling interests		1,606	1,763
Total equity		79,432	74,818
Total liabilities and equity		1,387,177	1,312,331

1 Includes non-current assets and disposal groups held for sale.

The accompanying notes are an integral part of the Consolidated Financial Statements.

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Consolidated statement of changes in equity

					Unrealized net gains (losses)
in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings	Common shares in treasury, at cost	On financial assets at fair value through other compre- hensive income, net of tax[2]	Attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax[2]	On derivatives hedging variability of cash flows, net of tax[2]	On assets classified as held for sale, net of tax[2]	Foreign currency translation, net of tax[2]	Unrealized net gains (losses) from equity method investments	Accumula- ted other comprehen- sive income, net of tax [1]	Total shareholders’ equity	Additional equity components[3]	Noncontrolling interests	Total equity
Balance as of December 31, 2021	5,291	40,580	12,607	(6)	(120)	(3)	(33)	0	(282)	(6)	(444)	58,027	8,305	1,698	68,030
Total comprehensive income (loss), net of tax[1]	0	0	5,525	0	(867)	65	(537)	0	452	16	(870)	4,655	0	177	4,832
Gains (losses) attributable to equity instruments designated as at fair value through other comprehensive income, net of tax	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Gains (losses) upon early extinguishment attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax	0	0	0	0	0	(0)	0	0	0	0	(0)	0	0	0	0
Common shares cancelled	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Cash dividends paid	0	0	(406)	0	0	0	0	0	0	0	0	(406)	0	(96)	(502)
Coupon on additional equity components, before tax	0	0	(479)	0	0	0	0	0	0	0	0	(479)	0	0	(479)
Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	553	0	0	0	0	0	0	0	0	553	0	8	561
Net change in share awards in the reporting period	0	(48)	0	0	0	0	0	0	0	0	0	(48)	0	(1)	(49)
Treasury shares distributed under share-based compensation plans	0	0	0	370	0	0	0	0	0	0	0	370	0	0	370
Tax benefits related to share-based compensation plans	0	17	0	0	0	0	0	0	0	0	0	17	0	0	17
Option premiums and other effects from options on common shares	0	(58)	0	0	0	0	0	0	0	0	0	(58)	0	0	(58)
Purchases of treasury shares	0	0	0	(695)	0	0	0	0	0	0	0	(695)	0	0	(695)
Sale of treasury shares	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Net gains (losses) on treasury shares sold	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other	0	22	1	0	0	0	0	0	0	0	0	24	273[4]	5	301
Balance as of December 31, 2022	5,291	40,513	17,800	(331)	(986)	62	(570)	0	171	10	(1,314)	61,959	8,578	1,791	72,328
Total comprehensive income (loss), net of tax[1]	0	0	4,772	0	133	(43)	592	0	(1,111)	(16)	(445)	4,327	0	78	4,404
Gains (losses) attributable to equity instruments designated as at fair value through other comprehensive income, net of tax	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Gains (losses) upon early extinguishment attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax	0	0	0	0	0	(0)	0	0	0	0	(0)	0	0	0	0
Common shares cancelled[5]	(68)	(232)	0	300	0	0	0	0	0	0	0	0	0	0	0
Cash dividends paid	0	0	(610)	0	0	0	0	0	0	0	0	(610)	0	(100)	(710)
Coupon on additional equity components, before tax	0	0	(498)	0	0	0	0	0	0	0	0	(498)	0	0	(498)
Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(148)	0	0	0	0	0	0	0	0	(148)	0	(1)	(149)
Net change in share awards in the reporting period	0	(94)	0	0	0	0	0	0	0	0	0	(94)	0	(1)	(95)
Treasury shares distributed under share-based compensation plans	0	0	0	407	0	0	0	0	0	0	0	407	0	0	407
Tax benefits related to share-based compensation plans	0	27	0	0	0	0	0	0	0	0	0	27	0	(1)	26
Option premiums and other effects from options on common shares	0	(65)	0	0	0	0	0	0	0	0	0	(65)	0	0	(65)
Purchases of treasury shares	0	0	0	(857)	0	0	0	0	0	0	0	(857)	0	0	(857)
Sale of treasury shares	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Net gains (losses) on treasury shares sold	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other	0	39	0	0	0	0	0	0	0	0	0	39	(9)[4]	(4)	26
Balance as of December 31, 2023	5,223	40,187	21,316	(481)	(853)	18	22	0	(941)	(6)	(1,760)	64,486	8,569	1,763	74,818
Total comprehensive income (loss), net of tax[1]	0	0	3,366	0	(272)	(131)	1	0	928	(1)	525	3,891	0	191	4,082
Gains (losses) attributable to equity instruments designated as at fair value through other comprehensive income, net of tax	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Gains (losses) upon early extinguishment attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax	0	0	(5)	0	0	5	0	0	0	0	5	0	0	0	0
Common shares cancelled[5]	(117)	(333)	0	450	0	0	0	0	0	0	0	0	0	0	0
Cash dividends paid	0	0	(883)	0	0	0	0	0	0	0	0	(883)	0	(264)	(1,147)
Coupon on additional equity components, before tax	0	0	(574)	0	0	0	0	0	0	0	0	(574)	0	0	(574)
Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	148	0	0	0	0	0	0	0	0	148	0	1	149
Net change in share awards in the reporting period	0	(23)	0	0	0	0	0	0	0	0	0	(23)	0	(0)	(23)
Treasury shares distributed under share-based compensation plans	0	0	0	444	0	0	0	0	0	0	0	444	0	0	444
Tax benefits related to share-based compensation plans	0	53	0	0	0	0	0	0	0	0	0	53	0	(0)	53
Option premiums and other effects from options on common shares	0	(41)	0	0	0	0	0	0	0	0	0	(41)	0	0	(41)
Purchases of treasury shares	0	0	0	(1,126)	0	0	0	0	0	0	0	(1,126)	0	0	(1,126)
Sale of treasury shares	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Net gains (losses) on treasury shares sold	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other	0	(99)	0	0	0	0	0	0	0	0	0	(99)	2,981[4]	(84)	2,798
Balance as of December 31, 2024	5,106	39,744	23,368	(713)	(1,124)	(108)	23	0	(13)	(7)	(1,229)	66,276	11,550	1,606	79,432

1 Excluding remeasurement gains (losses) related to defined benefit plans, net of tax

2 Excluding unrealized net gains (losses) from equity method investments

3 Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS

4 Includes net proceeds from issuance, purchase and sale of Additional Equity Components

5 On March 5, 2024, Deutsche Bank cancelled 45.5 million of its common shares; the cancellation reduced the nominal value of the shares by € 117 million; the cancelled shares had been held in common shares in treasury, at their acquisition cost of € 450 million; the difference between the common shares at cost and their nominal value has reduced additional paid-in capital by € 333 million. On February 28, 2023, Deutsche Bank cancelled 26.5 million of its common shares; the cancellation reduced the nominal value of the shares by € 68 million; the cancelled shares had been held in common shares in treasury, at their acquisition cost of € 300 million; the difference between the common shares at cost and their nominal value has reduced additional paid-in capital by € 232 million

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Deutsche Bank
Annual Report 2024

Consolidated Statement of Cash Flows

in € m.	2024	2023	2022
Profit (loss)	3,505	4,892	5,659
Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	1,830	1,505	1,226
Restructuring activities	(3)	220	(118)
Gain on sale of financial assets at fair value through other comprehensive income, equity method investments and other	(76)	(84)	128
Deferred income taxes, net	473	(553)	(852)
Impairment, depreciation and other amortization, and accretion	3,388	3,111	3,529
Share of net income from equity method investments	4	107	(129)
Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with central banks and banks	(1,188)	(699)	102
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(25,975)	(3,285)	(3,046)
Non-Trading financial assets mandatory at fair value through profit and loss	(25,214)	793	1,511
Financial assets designated at fair value through profit or loss	75	93	(31)
Loans at amortized cost	226	8,556	(5,101)
Other assets	13,990	(1,384)	(459)
Deposits	37,603	1,771	11,686
Financial liabilities designated at fair value through profit or loss and investment contract liabilities[1]	5,425	29,493	(6,046)
Central bank funds purchased, securities sold under repurchase agreements, securities loaned	625	2,456	(187)
Other short-term borrowings	182	4,534	1,065
Other liabilities	(19,800)	777	12,377
Senior long-term debt[2]	(6,339)	(11,880)	(17,019)
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	(14,991)	(35,616)	2,249
Other, net	(2,323)	801	(8,658)
Net cash provided by (used in) operating activities	(28,584)	5,606	(2,113)
Cash flows from investing activities:
Proceeds from:
Sale of financial assets at fair value through other comprehensive income	18,267	15,646	15,450
Maturities of financial assets at fair value through other comprehensive income	22,658	19,437	21,557
Sale of debt securities held to collect at amortized cost	20	(0)	0
Maturities of debt securities held to collect at amortized cost	7,216	8,025	6,519
Sale of equity method investments	0	20	118
Sale of property and equipment	20	33	22
Purchase of:
Financial assets at fair value through other comprehensive income	(46,502)	(38,648)	(42,991)
Debt Securities held to collect at amortized cost	(6,498)	(4,859)	(16,696)
Equity method investments	(63)	(60)	(171)
Property and equipment	(528)	(422)	(337)
Net cash received in (paid for) business combinations/divestitures	3	(361)	439
Other, net	(1,375)	(1,386)	(1,086)
Net cash provided by (used in) investing activities	(6,781)	(2,576)	(17,175)
Cash flows from financing activities:
Issuances of subordinated long-term debt[3]	20	1,432	2,716
Repayments and extinguishments of subordinated long-term debt[3]	(153)	(1,471)	(90)
Issuances of trust preferred securities[4]	0	0	0
Repayments and extinguishments of trust preferred securities[4]	(6)	(225)	0
Principal portion of lease payments[5]	(552)	(534)	(607)
Common shares issued	0	0	0
Purchases of treasury shares	(1,126)	(857)	(695)
Sale of treasury shares	0	0	0
Additional Equity Components (AT1) issued	3,000	0	2,000
Additional Equity Components (AT1) repaid	0	0	(1,750)
Purchases of Additional Equity Components (AT1)	(3,341)	(400)	(4,058)
Sale of Additional Equity Components (AT1)	3,316	415	4,074
Coupon on additional equity components, pre tax	(574)	(498)	(479)
Dividends paid to noncontrolling interests	(264)	(100)	(96)
Net change in noncontrolling interests	(84)	(5)	5
Cash dividends paid to Deutsche Bank shareholders	(883)	(610)	(406)
Net cash provided by (used in) financing activities	(646)	(2,852)	614
Net effect of exchange rate changes on cash and cash equivalents	2,910	(2,036)	4,354
Net increase (decrease) in cash and cash equivalents	(33,102)	(1,857)	(14,320)
Cash and cash equivalents at beginning of period	163,768	165,626	179,946
Cash and cash equivalents at end of period	130,666	163,768	165,626
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Deutsche Bank
Annual Report 2024

in € m.	2024	2023	2022
Net cash provided by (used in) operating activities include
Income taxes paid (received), net	1,392	955	1,288
Interest paid[6]	36,030	28,502	9,468
Interest received[6]	48,746	43,413	22,667
Dividends received	110	106	87
Cash and cash equivalents comprise
Cash and central bank balances[7]	126,353	159,326	159,876
Interbank balances (w/o central banks)[8]	4,313	4,442	5,749
Total	130,666	163,768	165,626

1 Included are senior long-term debt issuances of € 13.5 billion and € 6.5 billion and repayments and extinguishments of € 2.4 billion and € 1.2 billion through December 31, 2024 and December 31, 2023, respectively

2 Included are issuances of € 25.9 billion and € 26.8 billion and repayments and extinguishments of € 33.2 billion and € 40.1 billion through December 31, 2024 and December 31, 2023, respectively

3 Non-cash changes for Subordinated Long-Term Debt are € 532 million in total and mainly driven by Fair Value changes of € 90 million and Foreign Exchange movements of € 432 million through December 31, 2024 and € (31) million in total mainly driven by Fair Value changes of € 139 million and Foreign Exchange movements of € (173) million through December 31, 2023

4 Non-cash changes for Trust Preferred Securities are € 3 million in total and mainly driven by Fair Value changes of € (3) million through December 31, 2024 and € 15 million in total and mainly driven by Fair Value changes of € 8 million through December 31, 2023

5 Non-cash changes for Lease liabilities are € 673 million in total including Foreign Exchange movements of € 107 million through December 31, 2024 and € 669 million in total including Foreign Exchange movements of € (65) million through December 31, 2023

6 Includes interest paid and interest received from derivatives qualifying as hedging instruments under the Group’s fair value hedge accounting application, which includes portfolio hedges of interest rate risk in accordance with the EU carve-out version of IAS 39

7 Not included: Interest-earning time deposits with central banks of € 21.2 billion as of December 31, 2024 and € 19.1 billion as of December 31, 2023

8 Not included: Interest-earning time deposits with banks of € 1.9 billion as of December 31, 2024 and € 1.7 billion as of December 31, 2023

As of December 31, 2024 cash and central bank balances include time and demand deposits at the Russian Central Bank of € 377 million (€ 612 million as of December 31, 2023). These are subject to foreign exchange restrictions. Thereof, demand deposits of € 15 million (€ 30 million as of December 31, 2023) qualify as Cash and cash equivalents at end of period.

The accompanying notes are an integral part of the Consolidated Financial Statements.

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Deutsche Bank
Annual Report 2024

Notes to the consolidated financial statements

01 – Material accounting policies and critical accounting estimates

Basis of accounting

Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany (“Deutsche Bank” or the “Parent”) is a stock corporation organized under the laws of the Federal Republic of Germany. Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest (collectively the “Group”, or “Deutsche Bank”) is a global provider of a full range of corporate and investment banking, private clients and asset management products and services.

The accompanying consolidated financial statements are stated in euros, the presentation currency of the Group. All financial information presented in million euros has been rounded to the nearest million. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (EU).

Prior to publication on March 13, 2025, the Supervisory Board approved the Consolidated Financial Statements 2024 of the Group on March 12, 2025, which were drawn up by the Management Board on March 6, 2025.

EU carve-out

The Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve out version of IAS 39. The purpose of applying the EU carve out version of IAS 39 is to align the Group’s hedge accounting approach with its risk management practice and the accounting practice of its major European peers. Under the EU carve out version of IAS 39 fair value macro hedge accounting may be applied to core deposits. In addition, the EU carve out version of IAS 39 hedge ineffectiveness is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket. If the revised amount of cash flows in scheduled time buckets is more than the original designated amount, then there is no hedge ineffectiveness. Under IFRS as issued by the IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits. In addition, under IFRS as issued by the IASB hedge ineffectiveness arises for all fair value macro hedge accounting relationships whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket. The EU carve out version of IAS 39 also removes the prohibition on identifying a benchmark risk component in a financial instrument priced at sub–benchmark. This may arise when financial instruments carry a negative spread such that the identified non–contractually specified risk component is larger than the interest carry on the contract itself.

For the financial year ended December 31, 2024, the application of the EU carve-out version of IAS 39 had a negative impact of € 1.4 billion on profit before tax and of € 976 million on profit after tax. For the financial year ended December 31, 2023, the application of the EU carve-out had a negative impact of € 2.3 billion on profit before taxes and of € 1.6 billion million on profit post taxes.

The Group’s regulatory capital and ratios thereof are also reported on the basis of the EU carve-out version of IAS 39. The impact on total equity also impacts the calculation of the CET1 capital ratio. For the financial year ended December 31, 2024, application of the EU carve-out had a negative impact on the CET1 capital ratio of about 68 basis points and a negative impact of about 43 basis points for the financial year ended December 31, 2023.

IFRS 7 disclosures (including climate risk related disclosures)

Disclosures about the nature and the extent of risks arising from financial instruments as required by IFRS 7, “Financial Instruments: Disclosures” are set forth in the Risk Report section of the Combined Management Report and are an integral part of the Consolidated Financial Statements.

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Deutsche Bank
Annual Report 2024

Disclosures on climate related risk can be found in the section, “Risk and Capital Management”, chapter “Enterprise Risk Management“ (Environmental, Social and Governance Risk) as well as in the section “Risk and Capital Performance”, chapter “Credit Risk Exposure” (Focus Areas 2024) in the Risk Report. The Group is exposed to environmental, social and governance (ESG) risk. The following are examples of how such risk may impact the financial results of the Group:

– Increases in the frequency and severity of climate events could impact client ability to service principal and interest payments under instruments subject to IFRS 9.

– Failure to comply with environmental and social legislation may impact client ability to generate sustainable returns to service their loans.

– If in the future clients do not hold sufficient insurance for physical assets against certain risks (e.g., flooding), this may impact the value of collateral held against certain type of loans.

The Group considers such ESG risk as part of the credit risk assessment and due diligence process before relevant clients are granted credit. The Group also manages its credit portfolio within the established risk appetite and limits. Further accounting considerations, including risk consideration, for ESG indexed loans can be found in the section “Financial assets” in the description of the material accounting policies below.

These audited disclosures are marked in light blue in the Risk Report.

As of January 1, 2024, the Group discontinued its disclosure relating to exposures to Russia and the impact on allowance for credit losses as a result of the war in Ukraine. The Group continues to monitor its risks related to Russia as part of its regular risk management activities and enhanced governance oversight in place.

Since the beginning of the fourth quarter 2023, High Quality Liquid Assets (HQLA, as defined in the Commission Delegated Regulation (EU) 2015/61) is a key limit per the Group’s liquidity risk appetite, replacing the previously reported Liquidity Reserve. HQLA comprise available cash and cash equivalents and unencumbered high quality liquid securities (including government and government guaranteed bonds), representing the most readily available and most important countermeasure in a stress event. Accordingly, the Group discontinued the disclosure of Liquidity Reserves from 2024 onwards.

Critical accounting estimates

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates. The Group’s material accounting policies are described in “Material Accounting Policies”.

Certain of the Group’s accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and may have a material impact on the Group’s financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. The Group has identified the following material accounting policies that involve critical accounting estimates:

– The impairment of loans and provisions for off-balance sheet positions (see “Impairment of Loans and Provision for Off-balance Sheet Positions” below)

– The impairment of financial assets at fair value through other comprehensive income (see “Impairment of Loans and Provision for Off-balance Sheet Positions” below)

– The determination of fair value (see “Determination of Fair Value” below)

– The recognition of trade date profit (see “Recognition of Trade Date Profit” below)

– The impairment of goodwill and other intangibles (see “Goodwill and Other Intangible Assets” below)

– The recognition and measurement of deferred tax assets (see “Income Taxes” below)

– The accounting for legal and regulatory contingencies and uncertain tax positions (see “Provisions” below)

Material accounting policies

The following is a description of the significant accounting policies of the Group. Except for the changes in accounting policies and changes in accounting estimates described previously and noted below these policies have been consistently applied for 2022, 2023 and 2024.

390

Deutsche Bank
Annual Report 2024

Principles of consolidation

The financial information in the Consolidated Financial Statements includes the parent company, Deutsche Bank AG, together with its consolidated subsidiaries, including certain structured entities presented as a single economic unit.

Subsidiaries

The Group’s subsidiaries are those entities which it directly or indirectly controls. Control over an entity is evidenced by the Group’s ability to exercise its power in order to affect any variable returns that the Group is exposed to through its involvement with the entity.

The Group sponsors the formation of structured entities and interacts with structured entities sponsored by third parties for a variety of reasons, including allowing clients to hold investments in separate legal entities, allowing clients to invest jointly in alternative assets, for asset securitization transactions, and for buying or selling credit protection.

When assessing whether to consolidate an entity, the Group evaluates a range of control factors, namely:

– Purpose and design of the entity

– Relevant activities and how these are determined

– Whether the Group’s rights result in the ability to direct the relevant activities

– Whether the Group has exposure or rights to variable returns

– Whether the Group has the ability to use its power to affect the amount of its returns

Where voting rights are relevant, the Group is deemed to have control where it holds, directly or indirectly, more than half of the voting rights over an entity unless there is evidence that another investor has the practical ability to unilaterally direct the relevant activities.

Potential voting rights that are deemed to be substantive are also considered when assessing control.

Likewise, the Group also assesses existence of control where it does not control the majority of the voting power but has the practical ability to unilaterally direct the relevant activities. This may arise in circumstances where the size and dispersion of holdings of the shareholders give the Group the power to direct the activities of the investee.

Associates

Investments in associates are accounted for under the equity method of accounting. An associate is an entity in which the Group has significant influence, but not a controlling interest, over the operating and financial management policy decisions of the entity. Significant influence is generally presumed when the Group holds between 20% and 50% of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group has significant influence. Among the other factors that are considered in determining whether the Group has significant influence are representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the Group’s investment is less than 20% of the voting stock.

Under the equity method of accounting, the Group’s investments in associates and jointly controlled entities are initially recorded at cost including any directly related transaction costs incurred in acquiring the associate, and subsequently increased (or decreased) to reflect both the Group’s pro-rata share of the post-acquisition net income (or loss) of the associate or jointly controlled entity and other movements included directly in the equity of the associate or jointly controlled entity. The Group’s share of the results of associates is adjusted to conform to the accounting policies of the Group and is reported in the Consolidated Statement of Income as Net income (loss) from equity method investments.

If there is objective evidence of impairment, an impairment test is performed by comparing the investment’s recoverable amount, which is the higher of its value in use and fair value less costs to sell, with its carrying amount.

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Deutsche Bank
Annual Report 2024

Foreign currency translation

The Consolidated Financial Statements are prepared in Euro, which is the presentation currency of the Group. Various entities in the Group use a different functional currency, being the currency of the primary economic environment in which the entity operates.

An entity records foreign currency revenues, expenses, gains and losses in its functional currency using the exchange rates prevailing at the dates of recognition.

Monetary assets and liabilities denominated in currencies other than the entity’s functional currency are translated at the period end closing rate. Foreign exchange gains and losses resulting from the translation and settlement of these items are recognized in the Consolidated Statement of Income as net gains (losses) on financial assets/liabilities at fair value through profit or loss in order to align the translation amounts with those recognized from foreign currency related transactions (derivatives) which hedge these monetary assets and liabilities.

Non-monetary items that are measured at historical cost are translated using the historical exchange rate at the date of the transaction. Translation differences on non-monetary items which are held at fair value through profit or loss are recognized in profit or loss.

For purposes of translation into the presentation currency, assets and liabilities of foreign operations are translated at the period end closing rate and items of income and expense are translated into euros at the rates prevailing on the dates of the transactions, or average rates of exchange where these approximate actual rates. The exchange differences arising on the translation of a foreign operation are included in other comprehensive income. For foreign operations that are subsidiaries, the amount of exchange differences attributable to any noncontrolling interests is recognized in noncontrolling interests.

Upon disposal of a foreign subsidiary and associate (which results in loss of control or significant influence over that operation) the total cumulative exchange differences recognized in other comprehensive income are reclassified to profit or loss.

Upon partial disposal of a foreign operation that is a subsidiary and which does not result in loss of control, the proportionate share of cumulative exchange differences is reclassified from other comprehensive income to noncontrolling interests as this is deemed a transaction with equity holders. For a partial disposal of an associate which does not result in a loss of significant influence, the proportionate share of cumulative exchange differences is reclassified from other comprehensive income to profit or loss.

Interest, commissions and fees

Net interest income – Interest income and expense from all interest-bearing assets and liabilities is recognized as net interest income using the effective interest rate method. The effective interest rate (EIR) is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or expense over the relevant period using the estimated future cash flows.

The estimated future cash flows used in the EIR calculation include those determined by all of the contractual terms of the asset or liability, all fees (including commissions) that are considered to be integral to the effective interest rate, direct and incremental transaction costs and all other premiums or discounts. However, if the financial instrument is carried at fair value through profit or loss, any associated fees are recognized in trading income when the instrument is initially recognized, provided there are no significant unobservable inputs used in determining its fair value.

If a financial asset is credit-impaired, interest revenue is calculated by applying the effective interest rate to the amortized cost amount. The amortized cost amount of a financial asset is the gross carrying amount of a financial asset after adjusting for any impairment allowance. For assets which are initially recognized as purchased or credit-impaired, interest revenue is calculated through the use of a credit-adjusted effective interest rate which takes into consideration expected credit losses.

The Group presents negative interest paid on interest-bearing assets as interest expense, and interest revenue received from interest-bearing liabilities as interest income.

The Group presents interest income and expense calculated using the EIR method separately in the Group’s consolidated statement of income.

Commissions and fee income –The Group applies the IFRS 15, “Revenue from Contracts with Customers” five-step revenue recognition model to the recognition of Commissions and Fee Income, under which income must be recognized when control of goods and services is transferred, hence the contractual performance obligations to the customer have been satisfied.

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Deutsche Bank
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Accordingly, after a contract with a customer has been identified in the first step, the second step is to identify the performance obligation – or a series of distinct performance obligations – provided to the customer. The Group must examine whether the service is capable of being distinct and is actually distinct within the context of the contract. A promised service is distinct if the customer can benefit from the service either on its own or together with other resources that are readily available to the customer, and the promise to transfer the service to the customer is separately identifiable from other promises in the contract. The amount of income is measured on the basis of the contractually agreed transaction price for the performance obligation defined in the contract. If a contract includes a variable consideration, the Group estimates the amount of consideration to which it will be entitled in exchange for transferring the promised goods or services to a customer. Income is recognized in profit and loss when the identified performance obligation has been satisfied. The Group does not present information about its remaining performance obligations if it is part of a contract that has an original expected duration of one year or less.

The Group determines the stand-alone selling price at contract inception of a distinct service underlying each performance obligation in the contract and allocates the transaction price in proportion to those stand-alone selling prices. The stand-alone selling price is the price at which Deutsche Bank would sell a promised service separately to a customer on an unbundled basis. The best evidence of a stand-alone selling price is the observable price of a service when the Group sells that service separately in similar circumstances and to similar customers. If the Group does not sell the service to a customer separately, it estimates the stand-alone selling price at an amount using a suitable method, for example, in loan syndication transactions the Group applies the requirements for recognition of trade day profit and considers the price at which other market participants provide the same service on an unbundled basis. As such when estimating a stand-alone selling price, the Group considers all information (including market conditions) that is reasonably available to it. In doing so, the Group maximizes the use of observable inputs and applies estimation methods consistently in similar circumstances.

The Group provides asset management services that give rise to asset management and performance fees and constitute a single performance obligation. The asset management and performance fee components are variable considerations such that at each reporting date the Group estimates the fee amount to which it will be entitled in exchange for transferring the promised services to the customer. The benefits arising from the asset management services are simultaneously received and consumed by the customer over time. The Group recognizes revenue over time by measuring the progress towards complete satisfaction of that performance obligation, subject to the removal of any uncertainty as to whether it is highly probable that a significant reversal in the cumulative amount of revenue recognized would occur or not. For the management fee component this is the end of the monthly or quarterly service period. For performance fees this date is when any uncertainty related to the performance component has been fully removed.

Loan commitment fees related to commitments that are accounted for off balance sheet are recognized in commissions and fee income over the life of the commitment if it is unlikely that the Group will enter into a specific lending arrangement. If it is probable that the Group will enter into a specific lending arrangement, the loan commitment fee is deferred until the origination of a loan and recognized as an adjustment to the loan’s effective interest rate.

Commissions and Fee Income predominantly earned from services that are received and consumed by the customer over time: Administration, assets under management, foreign commercial business, loan processing and guarantees sundry other customer services. The Group recognizes revenue from these services over time by measuring the progress towards complete satisfaction of that performance obligation, subject to the removal of any uncertainty as to whether it is highly probable that a significant reversal in the cumulative amount of revenue recognized would occur or not.

Commissions and Fee Income predominantly earned from providing services at a point in time or transaction-type services include other securities, underwriting and advisory fees, brokerage fees, local payments, foreign currency/exchange business and intermediary fees.

Expenses that are directly related and incremental to the generation of Commissions and Fee Income are presented net in Commissions and Fee Income in the Consolidated Statement of Income. This includes income and associated expense where the Group contractually owns the performance obligation (i.e. as Principal) in relation to the service that gives rise to the revenue and associated expense. In contrast, it does not include situations where the Group does not contractually own the performance obligation and is acting as agent. The determination of whether the Group is acting as principal or agent is based on the contractual terms of the underlying service arrangement. The gross Commissions and Fee Income and Expense amounts are disclosed in “Note 6 – Commissions and Fee Income”.

Financial assets

The Group classifies financial assets in line with the classification and measurement requirements of IFRS 9, where financial assets are classified based on both the business model used for managing the financial assets and the contractual cash flow characteristics of the financial asset (known as Solely Payments of Principal and Interest or “SPPI”). There are three business models available:

– Hold to Collect - Financial assets held with the objective to collect contractual cash flows. They are subsequently measured at amortized cost and are recorded in multiple lines on the Group’s consolidated balance sheet.

– Hold to Collect and Sell - Financial assets held with the objective of both collecting contractual cash flows and selling financial assets. They are recorded as Financial assets at Fair Value through Other Comprehensive Income on the Group’s consolidated balance sheet.

– Other - Financial assets that do not meet the criteria of either “Hold to Collect” or “Hold to Collect and Sell”. They are recorded as Financial Assets at Fair Value through Profit or Loss on the Group’s consolidated balance sheet.

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Deutsche Bank
Annual Report 2024

The assessment of business model requires judgment based on facts and circumstances upon initial recognition. As part of this assessment, the Group considers quantitative factors (e.g., the expected frequency and volume of sales) and qualitative factors such as how the performance of the business model and the financial assets held within that business model are evaluated and reported to the Group’s key management personnel. In addition to taking into consideration the risks that affect the performance of the business model and the financial assets held within that business model, in particular, the way in which those market and credit risks are managed; and how managers of the business are compensated (e.g., whether the compensation is based on the fair value of the assets managed or on the contractual cash flows collected). This assessment results in an asset being classified in either a Hold to Collect, Hold to Collect and Sell or Other business model.

If the Group holds a financial asset either in a Hold to Collect or a Hold to Collect and Sell business model, then an assessment at initial recognition to determine whether the contractual cash flows of the financial asset are Solely Payments of Principal and Interest on the principal amount outstanding is required to determine the financial asset classification. Contractual cash flows, that are SPPI on the principal amount outstanding, are consistent with a basic lending arrangement. Interest in a basic lending arrangement is consideration for the time value of money and the credit risk associated with the principal amount outstanding during a particular period of time. It can also include consideration for other basic lending risks (e.g., liquidity risk) and costs (e.g., administrative costs) associated with holding the financial asset for a particular period of time; and a profit margin that is consistent with a basic lending arrangement. Where cash flows can change over time due to contingent events, such as terms where the margin on a loan adjusts depending on the performance of the borrower on certain contractual ESG metrics, the contingent event and cash flows are assessed to determine if the instrument cash flows are SPPI. The nature of the contingent event and the size of the possible change in cash flows are taken into account in this assessment on an absolute and relative basis compared to the overall coupon. Additionally, as part of the SPPI assessment where the lending is non-recourse in nature then further assessment is made to determine if the cash flows are consistent with SPPI which is dependent on the nature of the underlyings, the level of subordination and the contractual cash flows of the instrument held. The Group originates and purchases debt instruments from entities issuing multiple tranches of debt. Where these instruments meet the definition of a contractually linked instruments then further analysis is performed on the cash flows and credit risk exposure of the instrument held as well as the underlying collateral held at purchase and can be held in the future.

Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held in the Other business model because they are either held for trading or because they do not meet the criteria for Hold to Collect or Hold to Collect and Sell. In addition, it includes financial assets that meet the criteria for Hold to Collect or Hold to Collect and Sell business model, but the financial asset fails SPPI or where the Group designated the financial assets under the fair value option.

Financial assets classified as Financial assets at fair value through profit or loss are measured at fair value with realized and unrealized gains and losses included in Net gains (losses) on financial assets/liabilities at fair value through profit or loss. Interest on interest earning assets such as trading loans and debt securities and dividends on equity instruments are presented in Interest and Similar Income.

The Group applies trade date accounting to financial assets classified at fair value through profit or loss.

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Deutsche Bank
Annual Report 2024

Trading assets – Financial assets are classified as held for trading if they have been originated, acquired or incurred principally for the purpose of selling or repurchasing them in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Trading assets include debt and equity securities, derivatives held for trading purposes, and trading loans. This also includes loan commitments that are allocated to the Other business model and that are presented as derivatives held for trading.

Non-trading financial assets mandatory at fair value through profit and loss –The Group assigns any non-trading financial asset that does not fall into the Hold to Collect nor Hold to Collect and Sell business models into the Other business model and classifies them as Non-Trading Financial Assets mandatory at Fair Value through Profit and Loss. This includes predominately reverse repurchase agreements which are managed on a fair value basis. Additionally, any financial asset that falls into the Hold to Collect or Hold to Collect and Sell business models for which the contractual cash flow characteristics are not SPPI is classified by the Group as Non-Trading Financial Assets Mandatory at Fair Value through Profit and Loss.

Financial assets designated at fair value through profit or loss – Certain financial assets that would otherwise be measured subsequently at amortized cost or at fair value through other comprehensive income, may be designated at Fair Value through Profit or Loss if the designation eliminates or significantly reduces a measurement or recognition inconsistency. The Group allows the fair value option to be designated only for those financial instruments for which a reliable estimate of fair value can be obtained.

Financial assets at fair value through other comprehensive income

A financial asset shall be classified and measured at Fair Value through Other Comprehensive Income (“FVOCI”), if the financial asset is held in a Hold to Collect and Sell business model and the contractual cash flows are SPPI, unless designated under the fair value option.

The amortization of premiums and accretion of discounts are recorded in net interest income. Realized gains and losses are reported in net gains (losses) on financial assets at FVOCI. Generally, the weighted-average cost method is used to determine the cost of FVOCI financial assets.

The Group applies trade date accounting to financial assets classified at FVOCI.

It is possible to designate non-trading equity instruments as FVOCI. However, this category is expected to have limited usage by the Group and has not been used to date.

Financial assets at amortized cost

A financial asset is classified and subsequently measured at amortized cost if the financial asset is held in a Hold to Collect business model and the contractual cash flows are SPPI.

Under this measurement category, the financial asset is measured at fair value at initial recognition. Subsequently the carrying amount is reduced for principal payments, plus or minus the cumulative amortization using the effective interest method. The financial asset is assessed for impairment under the IFRS 9 expected credit loss model where provisions are recognized based on expectations of potential credit losses. The Group’s impairment of financial instruments policy is described further in the section “Impairment of Loans and Provision for Off-Balance Sheet Positions (IFRS 9)”. The Group applies settlement date accounting to financial assets measured at amortized cost.

Financial Assets at amortized cost include predominately Loans at amortized cost, Central bank funds sold and securities purchased under resale agreements, Securities borrowed and certain receivables presented in Other Assets.

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Deutsche Bank
Annual Report 2024

Modification of financial assets and financial liabilities

When the terms of a financial asset are renegotiated or modified and the modification does not result in derecognition, a gain or loss is recognized in the income statement as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. The modified financial asset will continue to accrue interest at its original EIR. When a modification results in derecognition the original instrument is derecognized and the new instrument recognized at fair value.

Non-credit related or commercial renegotiations where an obligor has not experienced a significant increase in credit risk since origination and has a readily exercisable right to early terminate the financial asset results in derecognition of the original agreement and recognition of a new financial asset based on the newly negotiated commercial terms.

For credit related modifications (i.e. those modifications due to significant increase in credit risk since inception) or those where the obligor does not have the readily exercisable right to early terminate, the Group assesses whether the modified terms result in the financial asset being significantly modified and therefore derecognized. This assessment includes a quantitative assessment of the impact of the change in cash flows from the modification of contractual terms and additionally, where necessary, a qualitative assessment of the impact of the change in the contractual terms. Where these modifications are not concluded to be significant, the financial asset is not derecognized and is accounted for as a modification as described above.

If the changes are concluded to be significant, the old instrument is derecognized and a new instrument recognized. The Group then recognizes a credit loss allowance based on 12-month expected credit losses. However, if following a modification that results in a derecognition of the original financial asset, there is evidence that the new financial asset is credit-impaired on initial recognition; then the new financial asset should be recognized as an originated credit-impaired financial asset and initially classified in Stage 3 (refer to section “Impairment of Loans and Provision for Off-Balance Sheet Positions” below).

When the terms of a financial liability are renegotiated or modified then the Group assesses whether the modified terms result in the financial liability being significantly modified and therefore derecognized. This assessment includes a quantitative assessment of the impact of the change in cash flows from the modification of contractual terms and additionally, where necessary, a qualitative assessment of the impact of the change in the contractual terms. Where these modifications are not concluded to be significant, the financial liability is not derecognized and a gain or loss is recognized in the income statement as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. Where there is derecognition the original financial liability is derecognized and the new liability recognized at its fair value.

Loan commitments

Loan commitments remain off-balance sheet, unless allocated to the Other business model and presented as derivatives held for trading. The Group does not recognize and measure changes in fair value of off-balance sheet loan commitments that result from changes in market interest rates or credit spreads. However, as specified in the sections “Impairment of Loans and Provision for Off-Balance Sheet Positions” below, these off-balance sheet loan commitments are in scope of the IFRS 9 impairment model.

396

Deutsche Bank
Annual Report 2024

Financial liabilities

Under IFRS 9 financial liabilities are measured at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include Trading Liabilities, Financial Liabilities Designated at Fair Value through Profit or Loss and Non-Participating Investment Contracts (“Investment Contracts”). Under IFRS 9 they are carried at fair value with realized and unrealized gains and losses included in net gains (losses) on financial assets and liabilities at fair value through profit or loss. For financial liabilities designated at fair value through profit and loss the fair value movements attributable to the Group’s own credit component for fair value movements is recognized in Other Comprehensive Income.

The Group applies trade date accounting to financial liabilities classified at fair value through profit or loss.

Interest on interest paying liabilities are presented in interest expense for financial instruments at fair value through profit or loss.

Trading liabilities - Financial liabilities that arise from debt issued are classified as held for trading if they have been originated or incurred principally for the purpose of repurchasing them in the near term. Trading liabilities consist primarily of derivative liabilities (including certain loan commitments) and short positions. This also includes loan commitments where the resulting loan upon funding is allocated to the other business model such that the undrawn loan commitment is classified as derivatives held for trading.

Financial liabilities designated at fair value through profit or loss - Certain financial liabilities that do not meet the definition of trading liabilities are designated at fair value through profit or loss using the fair value option. To be designated at fair value through profit or loss, financial liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency; (2) a group of financial liabilities is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless: (a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract; or (b) it is clear with little or no analysis that separation is prohibited. In addition, the Group allows the fair value option to be designated only for those financial instruments for which a reliable estimate of fair value can be obtained. Financial liabilities which are designated at fair value through profit or loss, under the fair value option, include repurchase agreements, loan commitments and structured note liabilities.

Investment contracts - All of the Group’s investment contracts are unit-linked contracts that match specific assets held by the Group. The contracts oblige the Group to use these assets to settle investment contract liabilities. They do not contain significant insurance risk or discretionary participation features. The contract liabilities are determined using current unit prices multiplied by the number of units attributed to the contract holders as of the balance sheet date. As this amount represents fair value, the liabilities have been classified as financial liabilities at fair value through profit or loss. Deposits collected under investment contracts are accounted for as an adjustment to the investment contract liabilities. Investment income attributable to investment contracts is included in the consolidated statement of Income. Investment contract claims reflect the excess of amounts paid over the account balance released. Investment contract policyholders are charged fees for policy administration, investment management, surrenders or other contract services.

Embedded derivatives

Some hybrid financial liability contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative, with the non-derivative component representing the host financial liability contract. If the economic characteristics and risks of embedded derivatives are not closely related to those of the host financial liability contract and the hybrid financial liability contract itself is not carried at fair value through profit or loss, the embedded derivative is bifurcated and reported at fair value, with gains and losses recognized in net gains (losses) on financial assets/liabilities at fair value through profit or loss. The host financial liability contract will continue to be accounted for in accordance with the appropriate accounting standard. The carrying amount of an embedded derivative is reported in the same Consolidated balance sheet line item as the host financial liability contract. Certain hybrid financial liability instruments have been designated at fair value through profit or loss using the fair value option.

Financial liabilities at amortized cost

Financial liabilities measured at amortized cost include long-term and short-term debt issued which are initially measured at fair value, which is the consideration received, net of transaction costs incurred. Repurchases of issued debt in the market are treated as extinguishments and any related gain or loss is recorded in the Consolidated Statement of Income. A subsequent sale of own bonds in the market is treated as a reissuance of debt. The Group applies settlement date accounting to financial liabilities measured at amortized cost.

397

Deutsche Bank
Annual Report 2024

Offsetting of financial instruments

Financial assets and liabilities are offset, with the net amount presented in the Consolidated balance sheet, only if the Group holds a currently enforceable legal right to set off the recognized amounts and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously. The legal right to set off the recognized amounts must be enforceable in both the normal course of business and in the event of default, insolvency or bankruptcy of both the Group and its counterparty. In all other situations they are presented gross. When financial assets and financial liabilities are offset in the Consolidated balance sheet, the associated income and expense items will also be offset in the Consolidated Statement of Income, unless specifically prohibited by an applicable accounting standard.

The majority of the offsetting applied by the Group relates to repurchase and reverse repurchase agreements. For further information please refer to Note 17 “Offsetting Financial Assets and Financial Liabilities”.

Determination of fair value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an arm’s length transaction between market participants at the measurement date. The fair value of instruments that are quoted in active markets is determined using the quoted prices where they represent those at which regularly and recently occurring transactions take place.

The Group measures certain portfolios of financial assets and financial liabilities on the basis of their net risk exposures when the following criteria are met:

– The group of financial assets and liabilities is managed on the basis of its net exposure to a particular market risk (or risks) or to the credit risk of a particular counterparty, in accordance with a documented risk management strategy,

– The fair values are provided to key management personnel, and

– The financial assets and liabilities are measured at fair value through profit or loss.

This portfolio valuation approach is consistent with how the Group manages its net exposures to market and counterparty credit risks.

Critical accounting estimates – The Group uses valuation techniques to establish the fair value of instruments where prices quoted in active markets are not available. Therefore, where possible, parameter inputs to the valuation techniques are based on observable data derived from prices of relevant instruments traded in an active market. These valuation techniques involve some level of management estimation and judgment, the degree of which will depend on the price transparency for the instrument or market and the instrument’s complexity.

In reaching estimates of fair value management judgment needs to be exercised. The areas requiring significant management judgment are identified, documented and reported to senior management as part of the valuation control process and the standard monthly reporting cycle. The specialist model validation and valuation control groups focus attention on the areas of subjectivity and judgment.

The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is usually minimal. Similarly, there is little subjectivity or judgment required for instruments valued using valuation models which are standard across the industry and where all parameter inputs are quoted in active markets.

398

Deutsche Bank
Annual Report 2024

The level of subjectivity and degree of management judgment required is more significant for those instruments valued using specialized and sophisticated models and where some or all of the parameter inputs are less liquid or less observable. Management judgment is required in the selection and application of appropriate parameters, assumptions and modelling techniques. In particular, where data are obtained from infrequent market transactions then extrapolation and interpolation techniques must be applied. Where no market data are available for a particular instrument then pricing inputs are determined by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions and making appropriate adjustment to reflect the actual instrument being valued and current market conditions. Where different valuation techniques indicate a range of possible fair values for an instrument then management has to decide what point within the range of estimates appropriately represents the fair value. Further, some valuation adjustments may require the exercise of management judgment to achieve fair value.

Financial assets and liabilities carried at fair value are required to be disclosed according to the inputs to the valuation method that are used to determine their fair value. Specifically, segmentation is required between those valued using quoted market prices in an active market (level 1), valuation techniques based on observable parameters (level 2) and valuation techniques using significant unobservable parameters (level 3). Management judgment is required in determining the category to which certain instruments should be allocated. This specifically arises when the valuation is determined by a number of parameters, some of which are observable and others are not. Further, the classification of an instrument can change over time to reflect changes in market liquidity and therefore price transparency.

The Group provides a sensitivity analysis of the impact upon the level 3 financial instruments of using a reasonably possible alternative for the unobservable parameter. The determination of reasonably possible alternatives requires significant management judgment.

For financial instruments measured at amortized cost (which include loans, deposits and short and long term debt issued) the Group discloses the fair value. Generally, there is limited or no trading activity in these instruments and therefore the fair value determination requires significant management judgment.

For further discussion of the valuation methods and controls and quantitative disclosures with respect to the determination of fair value, please refer to Note 13 “Financial Instruments carried at Fair Value” and Note 14 “Fair Value of Financial Instruments not carried at Fair Value”.

Recognition of trade date profit

Trade date profit is recognized if the fair value of the financial instrument measured at fair value through profit or loss is obtained from a quoted market price in an active market, or otherwise evidenced by comparison to other observable current market transactions or based on a valuation technique incorporating observable market data. If there are significant unobservable inputs used in the valuation technique, the financial instrument is recognized at the transaction price and any profit implied from the valuation technique at trade date is deferred.

Using systematic methods, the deferred amount is recognized over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter). Such methodology is used because it reflects the changing economic and risk profile of the instrument as the market develops or as the instrument itself progresses to maturity. Any remaining trade date deferred profit is recognized in the Consolidated Statement of Income when the transaction becomes observable.

Critical Accounting Estimates – Management judgment is required in determining whether there exist significant unobservable inputs in the valuation technique of the underlying financial instrument (refer to section “Determination of Fair Value” for management judgment required in establishing fair value of financial instruments). Once deferred, the decision to subsequently recognize the trade date profit requires a careful assessment of the then current facts and circumstances supporting observability of parameters and/or risk mitigation.

Derivatives and hedge accounting

Derivatives are used to manage exposures to interest rate, foreign currency, credit and other market price risks, including exposures arising from forecast transactions. All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value on the Consolidated balance sheet regardless of whether they are held for trading or non-trading purposes.

The changes in fair value on derivatives held for trading are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss.

399

Deutsche Bank
Annual Report 2024

Hedge accounting

IFRS 9 includes an accounting policy choice to defer the adoption of IFRS 9 hedge accounting and to continue with IAS 39 hedge accounting. The Group decided to exercise this accounting policy choice and did not adopt IFRS 9 hedge accounting as of January 1, 2018. The Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve-out version of IAS 39. Under the EU IAS 39 carve-out, fair value macro hedge accounting may be applied to core deposits and hedge ineffectiveness for all fair value macro hedge accounting applications is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket and is not recognized when the revised amount of cash flows in scheduled time buckets is more than the original designated amount.

For accounting purposes, the Group applies the following types of hedges:

– For hedges of changes in fair value, the changes in the fair value of the hedged asset, liability or unrecognized firm commitment, or a portion thereof, attributable to the risk being hedged, are recognized in the Consolidated Statement of Income along with changes in the entire fair value of the derivative. When hedging interest rate risk, any interest accrued or paid on both the derivative and the hedged item is reported in interest income or expense and the unrealized gains and losses from the hedge accounting fair value adjustments are reported in other revenue. Hedge ineffectiveness is reported in other revenue and is measured as the net effect of changes in the fair value of the hedging instrument and changes in the fair value of the hedged item arising from changes in the market rate or price related to the risk(s) being hedged.

If a fair value hedge of a debt instrument is discontinued prior to the instrument’s maturity because the derivative is terminated or the relationship is de-designated, any remaining interest rate-related fair value adjustments made to the carrying amount of the debt instrument (basis adjustments) are amortized to interest income or expense over the remaining term of the original hedging relationship. For other types of fair value adjustments and whenever a fair value hedged asset or liability is sold or otherwise derecognized, any basis adjustments are included in the calculation of the gain or loss on derecognition.

– For hedges of variability in future cash flows, there is no change to the accounting for the hedged item and the derivative is carried at fair value, with changes in value reported initially in other comprehensive income to the extent the hedge is effective. These amounts initially recorded in other comprehensive income are subsequently reclassified into the Consolidated Statement of Income in the same periods during which the forecast transaction affects the Consolidated Statement of Income. Thus, for hedges of interest rate risk, the amounts are amortized into interest income or expense at the same time as the interest is accrued on the hedged transaction.

Hedge ineffectiveness is recorded in other income and is measured as changes in the excess (if any) in the absolute cumulative change in fair value of the actual hedging derivative over the absolute cumulative change in the fair value of the hypothetically perfect hedge.

When hedges of variability in cash flows attributable to interest rate risk are discontinued, amounts remaining in accumulated other comprehensive income are amortized to interest income or expense over the remaining life of the original hedge relationship, unless the hedged transaction is no longer expected to occur in which case the amount will be reclassified into other income immediately. When hedges of variability in cash flows attributable to other risks are discontinued, the related amounts in accumulated other comprehensive income are reclassified into either the same Consolidated Statement of Income caption and period as profit or loss from the forecast transaction, or into other income when the forecast transaction is no longer expected to occur.

– For hedges of the translation adjustments resulting from translating the functional currency financial statements of foreign operations (hedges of net investments in foreign operations) into the functional currency of the parent, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rates is recorded as a foreign currency translation adjustment in other comprehensive income to the extent the hedge is effective; the remainder is recorded as other income in the Consolidated Statement of Income.

Changes in fair value of the hedging instrument relating to the effective portion of the hedge are subsequently recognized in profit or loss on disposal of the foreign operations.

Hedging derivatives are reported as other assets and other liabilities. In the event that a derivative is subsequently de-designated from a hedging relationship, it is transferred to financial assets/liabilities at fair value through profit or loss.

Impairment of loans and provision for off-balance sheet positions

The impairment requirements of IFRS 9 apply to all credit exposures that are measured at amortized cost or FVOCI, and to off balance sheet lending commitments such as loan commitments and financial guarantees. For purposes of the impairment policy below, these instruments are referred to as (“Financial Assets”)

The determination of impairment losses under IFRS 9 uses an expected credit loss (“ECL”) model, where allowances are taken upon initial recognition of the Financial Asset, based on expectations of potential credit losses at the time of initial recognition.

Staged approach to the determination of expected credit losses

IFRS 9 states a three-stage approach to impairment for Financial Assets that are not credit-impaired at the date of origination or purchase. This approach is summarized as follows:

400

Deutsche Bank
Annual Report 2024

– Stage 1: The Group recognizes a credit loss allowance at an amount equal to 12-month expected credit losses for all Financial Assets. This represents the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date, assuming that credit risk has not increased significantly after initial recognition.

– Stage 2: The Group recognizes a credit loss allowance at an amount equal to lifetime expected credit losses for those Financial Assets which are considered to have experienced a significant increase in credit risk since initial recognition. This requires the determination of the ECL based on lifetime probability of default, lifetime loss given default and lifetime exposure at default that represents the probability of default occurring over the remaining lifetime of the Financial Asset. Allowance for credit losses are higher in this stage because of an increase in credit risk since origination or purchase and the impact of a longer time horizon being considered compared to 12 months in Stage 1.

– Stage 3: The Group recognizes a loss allowance at an amount equal to lifetime expected credit losses, reflecting a Probability of Default of 100%, via the expected recoverable cash flows for the asset, for those Financial Assets that are credit-impaired. The Group’s definition of default is aligned with the regulatory definition of default. Financial Assets that are credit-impaired upon initial recognition are categorized within Stage 3 with a carrying value already reflecting the lifetime expected credit losses. The accounting treatment for these purchased or originated credit-impaired (“POCI”) assets is discussed further below.

ECL are calculated using three main parameters: probability of default (PD), loss given default (LGD) and exposure at default (EAD). These parameters are generally derived from internally developed statistical models combined with historical, current and forward-looking information, including macro-economic data. The 12-month and lifetime PD represent the expected point-in-time probability of a default over the next 12 months and remaining expected lifetime of the financial instrument, respectively, based on conditions existing at the balance sheet date and future economic conditions that affect credit risk. The LGD represents expected loss conditional on default, incorporating the mitigating effect of collateral, its expected value when realized and the time value of money. The EAD represents the expected exposure at default, factoring in the repayment of principal and interest from the balance sheet date to the default event together with any expected drawdown of a facility.

Forward-Looking Information is incorporated into the measurement of the Group Allowance for Credit Losses in terms of adjustments to multi-year PD curves based on macro-economic forecasts.

The Group’s ECL model is used to calculate the allowance for credit losses for all financial assets in Stage 1 and Stage 2, as well as for Stage 3 in the homogeneous portfolio (i.e. retail and small business loans with similar credit risk characteristics). For financial assets in the bank’s non-homogeneous portfolio in Stage 3 and for POCI assets, the allowance for credit losses is determined individually by credit officers.

Significant increase in credit risk

When determining whether the credit risk (i.e., risk of default) of a Financial Asset has increased significantly since initial recognition, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes quantitative and qualitative information based on the Group’s historical experience, credit risk assessment and forward-looking information (including macro-economic factors). The assessment of significant credit deterioration is key in determining when to move from measuring an allowance based on 12-month ECLs to one that is based on lifetime ECLs (i.e., transfer from Stage 1 to Stage 2).

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Deutsche Bank
Annual Report 2024

The Group’s framework for determining if there has been a significant increase in credit risk aligns with the internal Credit Risk Management (“CRM”) process and utilizes:

– Rating related indicators – based on a model that compares lifetime probability of default (PD) at the reporting date with the lifetime PD expectations at the date of initial recognition and subsequently applies a quantile approach to determine a threshold to define the trigger point for a financial asset’s transition into Stage 2; and

– Process related indicators – which uses existing risk management indicators, that in Management’s view represent situations where the credit risk of financial assets has significantly increased. These include obligors being added to a credit watchlist, being mandatorily transferred to workout status, payments being 30 days or more past due or in forbearance.

These indicators are discussed further in section “IFRS 9 Impairment Approach” in the Risk Report.

Credit-impaired financial assets in Stage 3

The Group has aligned its definition of credit-impaired under IFRS 9 to when a Financial Asset has defaulted for regulatory purposes, according to the Capital Requirements Regulation under Art. 178.

The determination of whether a Financial Asset is credit-impaired and therefore in Stage 3 focusses exclusively on default risk, without taking into consideration the effects of credit risk mitigants such as collateral or guarantees. Specifically, a Financial Asset is credit-impaired and in Stage 3 when:

– The Group considers the obligor is unlikely to pay its credit obligations to the Group. Determination may include forbearance actions, where a concession has been granted to the borrower or economic or legal reasons that are qualitative indicators of credit-impairment; or

– Contractual payments of either principal or interest by the obligor are past due by more than 90 days.

For Financial Assets considered to be credit-impaired, the ECL allowance covers the amount of loss the Group is expected to suffer. The estimation of ECLs is undertaken on a case-by-case basis for non-homogeneous portfolios, or by applying portfolio based parameters to individual Financial Assets in these portfolios via the Group’s ECL model for homogeneous portfolios. This estimate includes the use of discounted cash flows that are adjusted for scenarios.

Forecasts of future economic conditions when calculating ECLs are considered. The lifetime expected losses are estimated based on the probability-weighted present value of the difference between the contractual cash flows that are due to the Group under the contract; and the cash flows that the Group expects to receive.

A Financial Asset can be classified as credit-impaired in Stage 3 but without an allowance for credit losses (i.e., no impairment loss is expected). This may be due to the value of collateral. The Group’s engine based ECL calculation is conducted on a monthly basis, whereas the case-by-case assessment of ECL in Stage 3 for non-homogeneous portfolio has to be performed at least on a quarterly basis.

Purchased or originated credit-impaired financial assets in Stage 3

A Financial Asset is considered purchased or originated credit-impaired if there is objective evidence of impairment at the time of initial recognition. Such credit-impaired Financial Assets are termed POCI Financial Assets. POCI Financial Assets are measured to reflect lifetime expected credit losses, and all subsequent changes in lifetime expected credit losses, whether positive or negative, are recognized in the income statement as a component of the provision for credit losses. POCI Financial Assets can only be classified in Stage 3 over the life of the Financial Asset.

Write-offs

The Group reduces the gross carrying amount of a Financial Asset when there is no reasonable expectation of recovery. Write-offs can relate to a Financial Asset in its entirety, or to a portion of it, and constitute a derecognition event. The Group considers all relevant information in making this determination, including but not limited to:

– Foreclosure actions taken by the Group which have not been successful or have a high probability of not being successful

– Collateral liquidation which has not, or will not lead to further considerable recoveries

– Situations where no further recoveries are reasonably expected

Write-offs can take place before legal actions against the borrower to recover the debt have been concluded, and a write-off does not involve the Group forfeiting its legal right to recover the debt.

402

Deutsche Bank
Annual Report 2024

Interest rate used in the IFRS 9 model

In the context of the ECL calculation, the Group applies in line with IFRS 9 an approximation of the EIR, which is usually the contractual interest rate (“CIR”) and which does not materially differ from the EIR. The CIR is deemed to be an appropriate approximation, as the interest rate is consistently used in the ECL model, interest recognition and for discounting of the ECL.

Collateral for financial assets considered in the impairment analysis

IFRS 9 requires cash flows expected from collateral and other credit enhancement to be reflected in the ECL calculation. The following are key aspects with respect to collateral and guarantees:

– Eligibility of collateral, i.e. which collateral should be considered in the ECL calculation;

– Collateral evaluation, i.e. what collateral (liquidation) value should be used; and

– Projection of the available collateral amount over the life of a transaction.

These concepts are outlined in more detail in section “IFRS 9 Impairment Approach” in the Risk Report.

Critical accounting estimates – The accounting estimates and judgments related to the impairment of Financial Assets is a critical accounting estimate because the underlying assumptions used can change from period to period and may significantly affect the Group’s results of operations.

In assessing assets for impairments, management judgment is required, particularly in projecting forward looking information and scenarios in particular in circumstances of economic and financial uncertainty, when developments and changes to expected cash flows can occur both with greater rapidity and less predictability. The actual amount of the future cash flows and their timing may differ from the estimates used by management and consequently may cause actual losses to differ from reported allowances.

For those non-homogeneous loans in Stage 3 the determination of the impairment allowance often requires the use of considerable judgment concerning such matters as local economic conditions, the financial performance of the counterparty and the value of any collateral held, for which there may not be a readily accessible market.

The determination of the expected credit losses in Stages 1 and 2 and for homogeneous loans in Stage 3 is calculated using the Group’s ECL model. The model incorporates numerous estimates and judgments. The Group performs a regular review of the model and underlying data and assumptions. The probability of defaults, loss recovery rates and judgments concerning ability of borrowers in foreign countries to transfer the foreign currency necessary to comply with debt repayments, amongst other things, are incorporated into this review. Management judgement is required over the following critical accounting estimates:

– Forward-Looking Information: The identification of key macro-economic variables (MEVs) reflects a balance of quantitative and qualitative judgements. Statistical analysis, including for example, back-testing and model sensitivities, are performed to assess the explanatory power of MEVs, while expert input from credit officers ensures management comfort in the overall model behavior. The final model parameterization is based on a review and challenge of impacts in internal governance forums and an independent validation performed by the Model Risk Management function. Furthermore, conceptual soundness of the estimation approach is ensured by model testing analysis prepared as part of model changes and an ongoing monitoring framework in order for the ECL provision to reflect management’s best estimate in the calculation of expected credit losses.

– Significant Increase in Credit Risk: In line with the section “IFRS 9 Impairment Approach” in the Risk Report, the Group uses rating-related indicators to determine whether a financial asset’s credit risk has significantly increased since inception. For financial assets in non-homogeneous portfolios the ratings are determined for every counterparty individually based on credit officer’s expert judgement. For financial assets in the homogeneous portfolios (due to the large number of client relationships) the rating process is significantly automated with less judgement required by credit officers on individual counterparties. For both homogeneous and non-homogenous portfolios the rating-related indicators to determine whether the credit risk for a financial asset has significantly increased are based on a model that compares lifetime PDs at the reporting date with the lifetime PD expectations at the date of initial recognition and subsequently applying a quantile approach to determine a threshold which defines the trigger point for a financial asset’s transition into Stage 2. The determination of the quantile to define Stage 2 thresholds are determined by subject matter experts in the Group’s Risk function. This represents one of the key critical judgments in the Group’s IFRS 9 framework and is reviewed on an annual basis based on detailed stage-mover analyses, benchmarking with historical behaviors and peer comparisons.

403

Deutsche Bank
Annual Report 2024

– Stage 3 Loss Given Default (LGD) Setting for Homogeneous Portfolios: The allowance for credit losses in Stage 3 is determined for the Group’s homogeneous portfolios by an automated process based on partially time dependent LGDs reflecting the lower recovery expectation the longer the client is in default, thereby differentiating between secured and unsecured exposures. The LGDs are calibrated using the Group’s loss history built up over preceding decades, experienced market prices of non-performing portfolios sold and expert judgement. In the case of less material portfolios, the empirical calibration of the LGD is partially supported by expert credit officer judgements, especially for determining the client cure rates as one of the key inputs. The LGD settings are validated on an annual basis and are regularly reviewed by the Group’s independent model validation process which is part of the Model Risk Management function.

– Model adjustments: The Group regularly reviews key inputs into the ECL calculation and discusses potential model imprecision to assess the need for corrective measures in the form of overlays. Overlays are an essential output of management judgment which feeds into the model. On a quarterly basis, a senior management forum discusses the need for the recognition and/or the release of overlays. The discussion will be based on an overview of potential reasons which might require an overlay considering specific trigger points. The ultimate decision for creating overlays is jointly made by the Chief Financial Officer (CFO) and Chief Risk Officer (CRO).

The quantitative disclosures are provided in Note 18 “Loans” and Note 19 “Allowance for credit losses” as well as the Risk Report, section “IFRS 9 Impairment”, sub-section “Model Sensitivity”.

Derecognition of financial assets and liabilities

Financial asset derecognition

A financial asset is considered for derecognition when the contractual rights to the cash flows from the financial asset expire, or the Group has either transferred the contractual right to receive the cash flows from that asset or has assumed an obligation to pay those cash flows to one or more recipients, subject to certain criteria.

The Group derecognizes a transferred financial asset if it transfers substantially all the risks and rewards of ownership.

The Group enters into transactions in which it transfers previously recognized financial assets but retains substantially all the associated risks and rewards of those assets; for example, a sale to a third party in which the Group enters into a concurrent total return swap with the same counterparty. These types of transactions are accounted for as secured financing transactions.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. If an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the Consolidated Statement of Income.

Certain OTC derivative contracts and most exchange-traded futures and option contracts cleared through central clearing counterparties and exchanges have payment or receipt of variation margin on a daily basis that represents legal or economic settlement of the outstanding derivative’s present value. This results in derecognition of the associated derivative financial asset and financial liabilities.

Repurchase and reverse repurchase agreements

Securities purchased under resale agreements (“reverse repurchase agreements”) and securities sold under agreements to repurchase (“repurchase agreements”) are treated as collateralized financings and are recognized initially at fair value, being the amount of cash disbursed and received, respectively.

The Group allocates reverse repurchase portfolios that are managed on a fair value basis to the other business model under IFRS 9 and classifies them as “Non-trading financial assets mandatory at fair value through profit or loss”.

Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is reported as interest income and interest expense, respectively.

Securities borrowed and securities loaned

Securities borrowed transactions generally require the Group to deposit cash with the securities lender. In a securities loaned transaction, the Group generally receives either cash collateral, in an amount equal to or in excess of the market value of securities loaned, or securities.

The securities borrowed are not themselves recognized in the financial statements. If they are sold to third parties, the obligation to return the securities is recorded as a financial liability at fair value through profit or loss and any subsequent gain or loss is included in the Consolidated Statement of Income in net gains (losses) on financial assets/liabilities at fair value through profit or loss. Securities lent to counterparties are also retained on the Consolidated balance sheet.

404

Deutsche Bank
Annual Report 2024

The Group records the amount of cash advanced or received as securities borrowed and securities loaned, respectively, in the Consolidated balance sheet.

Fees received or paid are reported in interest income and interest expense, respectively. Securities lent to counterparties which are not derecognized from the Consolidated balance sheet and where the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed in Note 20 “Transfer of Financial Assets, Assets Pledged and Received as Collateral”.

Goodwill and other intangible assets

Goodwill arises on the acquisition of subsidiaries and associates and represents the excess of the aggregate of the cost of an acquisition and any noncontrolling interests in the acquiree over the fair value of the identifiable net assets acquired at the date of the acquisition.

For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk-adjusted expected future cash flows. Any noncontrolling interests in the acquiree are measured either at fair value or at the noncontrolling interests’ proportionate share of the acquiree’s identifiable net assets (this is determined for each business combination).

Goodwill on the acquisition of subsidiaries is capitalized and reviewed for impairment annually or more frequently if there are indications that impairment may have occurred. For the purposes of impairment testing, goodwill acquired in a business combination is allocated to cash-generating units (“CGUs”), which are the smallest identifiable groups of assets that generate cash inflows largely independent of the cash inflows from other assets or groups of assets and that are expected to benefit from the synergies of the combination and considering the business level at which goodwill is monitored for internal management purposes. In identifying whether cash inflows from an asset (or a group of assets) are largely independent of the cash inflows from other assets (or groups of assets) various factors are considered, including how management monitors the entity’s operations or makes decisions about continuing or disposing of the entity’s assets and operations.

If goodwill has been allocated to a CGU and an operation within that unit is disposed of, the attributable goodwill is included in the carrying amount of the operation when determining the gain or loss on its disposal.

Corporate assets are allocated to a CGU when the allocation can be done on a reasonable and consistent basis. If this is not possible, the individual CGU is tested without the corporate assets. They are then tested on the level of the minimum collection of CGUs to which they can be allocated on a reasonable and consistent basis.

Intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights and their fair value can be measured reliably. Intangible assets that have a finite useful life are stated at cost less any accumulated amortization and accumulated impairment losses. Customer-related intangible assets that have a finite useful life are amortized over periods of between 1 and 20 years on a straight-line basis based on their expected useful life. These assets are tested for impairment and their useful lives reaffirmed at least annually.

Certain intangible assets have an indefinite useful life and hence are not amortized, but are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that impairment may have occurred.

405

Deutsche Bank
Annual Report 2024

Costs related to software developed or obtained for internal use are capitalized if it is probable that future economic benefits will flow to the Group and the cost can be measured reliably. Capitalized costs are amortized using the straight-line method over the asset’s useful life which is deemed to be either three, five or ten years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related costs for employees directly associated with an internal-use software project. Overhead costs, as well as costs incurred during the research phase or after software is ready for use, are expensed as incurred. Capitalized software costs are tested for impairment either annually if still under development or any time when there is an indication of impairment once the software is in use.

Critical accounting estimates – The determination of the recoverable amount in the impairment assessment of non-financial assets requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques (such as the cost approach), or a combination thereof, necessitating management to make subjective judgments and assumptions. Because these estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change, the Group considers these estimates to be critical.

The quantitative disclosures are provided in Note 23 “Goodwill and other intangible assets”.

Provisions

Provisions are recognized if the Group has a present legal or constructive obligation as a result of past events, if it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party (for example, because the obligation is covered by an insurance policy), an asset is recognized if it is virtually certain that reimbursement will be received.

If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as a provision. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Critical accounting estimates –The use of estimates is important in determining provisions for potential losses that may arise from litigation and regulatory proceedings. The Group estimates and provides for potential losses that may arise out of litigation and regulatory proceedings to the extent that such losses are probable and can be estimated, in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. Significant judgment is required in making these estimates and the Group’s final liabilities may ultimately be materially different.

Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group’s final liability may ultimately be materially different. The Group’s total liability in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group’s experience and the experience of others in similar cases, and the opinions and views of legal counsel. Predicting the outcome of the Group’s litigation matters is inherently difficult, particularly in cases in which claimants seek substantial or indeterminate damages. See Note 27 “Provisions” for further information on the uncertainties from the Group’s judicial, regulatory and arbitration proceedings.

Income taxes

The Group recognizes the current and deferred tax consequences of transactions that have been included in the consolidated financial statements using the provisions of the respective jurisdictions’ tax laws. Current and deferred taxes are recognized in profit or loss except to the extent that the tax relates to items that are recognized directly in equity or other comprehensive income in which case the related tax is recognized either directly in equity or other comprehensive income accordingly.

406

Deutsche Bank
Annual Report 2024

Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and unused tax credits. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profit will be available against which those unused tax losses, unused tax credits and deductible temporary differences can be utilized. As an exception to the aforementioned requirements, an entity shall neither recognize nor disclose information about deferred tax assets and liabilities related to Pillar Two income taxes.

Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the period that the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Current tax assets and liabilities are offset when (1) they arise from the same tax reporting entity or tax group of reporting entities, (2) the legally enforceable right to offset exists and (3) they are intended to be settled net or realized simultaneously.

Deferred tax assets and liabilities are offset when the legally enforceable right to offset current tax assets and liabilities exists and the deferred tax assets and liabilities relate to income taxes levied by the same taxing authority on either the same tax reporting entity or tax group of reporting entities.

Deferred tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, branches and associates and interests in joint ventures except when the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences arising from such investments only to the extent that it is probable that the differences will reverse in the foreseeable future and sufficient taxable income will be available against which those temporary differences can be utilized.

Deferred tax related to fair value remeasurement of financial assets classified as FVTOCI, cash flow hedges and other items, which are charged or credited directly to other comprehensive income, is also credited or charged directly to other comprehensive income and subsequently recognized in the Consolidated Statement of Income once the underlying transaction or event to which the deferred tax relates is recognized in the Consolidated Statement of Income.

For share-based payment transactions, the Group may receive a tax deduction related to the compensation paid in shares. The amount deductible for tax purposes may differ from the cumulative compensation expense recorded. At any reporting date, the Group must estimate the expected future tax deduction based on the current share price. The associated current and deferred tax consequences are recognized as income or expense in the consolidated statement of Income for the period. If the amount deductible, or expected to be deductible, for tax purposes exceeds the cumulative compensation expense, the excess tax benefit is recognized directly in equity.

Critical accounting estimates – In determining the amount of deferred tax assets, the Group uses historical tax capacity and profitability information and, if relevant, forecasted operating results based upon approved business plans, including a review of the eligible carry-forward periods, available tax planning opportunities and other relevant considerations. The analysis of the historical tax capacity includes the determination as to whether a period of past profits or a history of recent losses exists at the reporting date. The determination of a period of past profits or a history of recent losses is based on the pre-tax results adjusted for permanent differences and typically covers the current and the two preceding financial years. Each quarter, the Group re-evaluates its estimate related to deferred tax assets.

The Group believes that the accounting estimate related to the deferred tax assets is a critical accounting estimate because the underlying assumptions can change from period to period and requires significant management judgment. For example, tax law changes, changes in the historical tax capacity or variances in future projected operating performance could result in a change of the carrying amount of a deferred tax asset. If the Group was not able to realize all or part of its net deferred tax assets in the future, an adjustment to its deferred tax assets would be charged to income tax expense or directly to equity in the period such determination was made. If the Group was to recognize previously unrecognized deferred tax assets in the future, an adjustment to its deferred tax asset would be credited to income tax expense or directly to equity in the period such determination was made.

The use of estimates is also important in determining provisions for potential losses that may arise from uncertain income tax positions. The Group estimates and provides for potential losses that may arise out of uncertain income tax positions, in accordance with IAS 12, “Income Taxes” and IFRIC 23, “Uncertainty over Income Tax Treatment”. Significant judgment is required in making these estimates and the Group’s final liabilities may ultimately be materially different.

For further information on the Group’s income taxes (including quantitative disclosures on recognized deferred tax assets) see Note 34 “Income Taxes”.

407

Deutsche Bank
Annual Report 2024

Business combinations and noncontrolling Interests

The Group uses the acquisition method to account for business combinations. At the date the Group obtains control of the subsidiary, the cost of an acquisition is measured at the fair value of the consideration given, including any cash or non-cash consideration (equity instruments) transferred, any contingent consideration, any previously held equity interest in the acquiree and liabilities incurred or assumed. The excess of the aggregate of the cost of an acquisition and any noncontrolling interests in the acquiree over the Group’s share of the fair value of the identifiable net assets acquired is recorded as goodwill. If the aggregate of the acquisition cost and any noncontrolling interests is below the fair value of the identifiable net assets (negative goodwill), a gain is reported in other income. Acquisition-related costs are recognized as expenses in the period in which they are incurred.

In business combinations achieved in stages (“step acquisitions”), a previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts recognized in prior periods in other comprehensive income associated with the previously held investment would be recognized on the same basis as would be required if the Group had directly disposed of the previously held equity interest.

Noncontrolling interests are shown in the consolidated balance sheet as a separate component of equity, which is distinct from the Group’s shareholders’ equity. The net income attributable to noncontrolling interests is separately disclosed on the face of the Consolidated Statement of Income. Changes in the ownership interest in subsidiaries which do not result in a change of control are treated as transactions between equity holders and are reported in additional paid-in capital (“APIC”).

Non-current assets held for sale

Individual non-current assets (and disposal groups) are classified as held for sale if they are available for immediate sale in their present condition subject only to the customary sales terms of such assets (and disposal groups) and their sale is considered highly probable. For a sale to be highly probable, management must be committed to a sales plan and be actively looking for a buyer and has no substantive regulatory approvals outstanding. Furthermore, the assets (and disposal groups) must be actively marketed at a reasonable sales price in relation to their current fair value and the sale should be expected to be completed within one year. Non-current non-financial assets (and disposal groups) which meet the criteria for held for sale classification are measured at the lower of their carrying amount and fair value less costs of disposal and are presented within “Other assets” and “Other liabilities” in the balance sheet. Financial assets and liabilities meeting the criteria continue to be measured in accordance with IFRS 9. The comparatives are not represented when non-current assets (and disposal groups) are classified as held for sale.

Property and equipment

Property and equipment includes own-use properties, leasehold improvements, furniture and equipment and software (operating systems only). Right-of-use assets are presented together with property and equipment on the Group’s consolidated balance sheet. Own-use properties are carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is generally recognized using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for property and 3 to 10 years for furniture and equipment (including initial improvements to purchased buildings). Leasehold improvements are capitalized and subsequently depreciated on a straight-line basis over the shorter of the term of the lease and the estimated useful life of the improvement, which generally ranges from 3 to 25 years. Depreciation of property and equipment is included in general and administrative expenses. Maintenance and repairs are also charged to general and administrative expenses. Gains and losses on disposals are included in other income.

Property and equipment are assessed for any indication of impairment at each quarterly reporting date. If such indication exists, the recoverable amount, which is the higher of fair value less costs of disposal and value in use, must be estimated and an impairment charge is recorded to the extent the recoverable amount is less than the carrying amount. Value in use is the present value of the future cash flows expected to be derived from the asset. After the recognition of impairment of an asset, the depreciation charge is adjusted in future periods to reflect the asset’s revised carrying amount. If an impairment is later reversed, the depreciation charge is adjusted prospectively.

Financial guarantees

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of a debt instrument.

Financial guarantees written

The Group has chosen to apply the fair value option to certain written financial guarantees that are managed on a fair value basis. Financial guarantees that the Group has not designated at fair value are initially recognized at fair value on the date the guarantee is given. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the amount initially recognized, less cumulative amortization, and the best estimate of the expenditure required to settle any financial obligation as of the balance sheet date. These estimates are determined by management based on experience with similar transactions and history of past losses.

Any increase in the liability relating to guarantees is recorded in the Consolidated Statement of Income in provision for credit losses.

408

Deutsche Bank
Annual Report 2024

Financial guarantees purchased

Purchased financial guarantees result in reimbursements under IAS 37 to the extent that the financial guarantee is entered into to mitigate the credit exposure from debt instruments with HTC or HTC&S business models. This results in recognition of a reimbursement asset for subsequent increases in the expected credit losses, to the extent it is virtually certain that the purchased financial guarantee will reimburse the Group for the loss incurred. Accordingly, when the credit risk of the borrower significantly deteriorates a reimbursement asset is recognized equal to the life-time expected credit losses and is presented as Other Assets in the Group’s Consolidated Balance Sheet. The corresponding reimbursement gain is recognized as a reduction in the Provision for credit losses in the Group’s Consolidated Statement of Income.

Purchased financial guarantees entered into to mitigate credit exposure from debt instruments allocated to HTC or HTC&S business models may also be embedded in Collateralized Loan Obligations (CLO’s) issued by the Group. Such embedded guarantees are not accounted for separately as a reimbursement asset and are instead accounted as part of the CLO’s liability held at amortized cost. The Group regularly revises its estimated contractual redemption payment (including the benefit of such embedded guarantees) from the CLO when the credit risk of a borrower covered by the embedded financial guarantee in the CLO significantly deteriorates. The revision is based on the life-time expected credit losses of the debt instrument (to the extent covered by the CLO).

Purchased financial guarantees entered into to mitigate credit exposure from debt instruments included in the Other business model are accounted for at fair value through profit or loss.

Leasing transactions

The Group enters into lease contracts, predominantly for land and buildings, as a lessee. Other categories are company cars and technical/IT equipment.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term or a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments).

Right-of-use assets are assessed for any indication of impairment at each quarterly reporting date. If such indication exists, the recoverable amount, which is the fair value less costs of disposal, must be estimated and an impairment charge is recorded to the extent the recoverable amount is less than the carrying amount. As right-of-use assets do not have independently generated cash flows to calculate its value in use, the Group considers any sublease income that could reasonably be earned. After the recognition of impairment of an asset, the depreciation charge is adjusted in future periods to reflect the asset’s revised carrying amount. If an impairment is later reversed, the depreciation charge is adjusted prospectively.

The Group presents right-of-use assets in “Property and Equipment” and lease liabilities in “Other Liabilities”.

The Group applies the short-term lease recognition exemption to its short-term leases, i.e., those leases that have a lease term of 12 months or less from the commencement date. It also applies the lease of low-value assets recognition exemption to leases of technical/IT equipment that are considered to be low value. Lease payments on short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

Employee benefits

Pension benefits

The Group provides a number of pension plans. In addition to defined contribution plans, there are retirement benefit plans accounted for as defined benefit plans. The assets of all the Group’s defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of salary and are expensed based on employee services rendered, generally in the year of contribution.

All retirement benefit plans accounted for as defined benefit plans are valued using the projected unit-credit method to determine the present value of the defined benefit obligation and the related service costs. Under this method, the determination is based on actuarial calculations which include assumptions about demographics, salary increases and interest and inflation rates. Actuarial gains and losses are recognized in other comprehensive income and presented in equity in the period in which they occur. The majority of the Group’s benefit plans is funded.

For the Group’s most significant pension plans in the key countries, the discount rate used at each measurement date is set based on a high-quality corporate bond yield curve – derived based on bond universe information sourced from reputable third-party index data providers and rating agencies – reflecting the timing, amount and currency of the future expected benefit payments for the respective plan.

409

Deutsche Bank
Annual Report 2024

Other post-employment benefits

In addition, the Group maintains unfunded contributory post-employment medical plans for a number of current and retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due. Analogous to retirement benefit plans these plans are valued using the projected unit-credit method. Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income and presented in equity.

Refer to Note 33 “Employee benefits” for further information on the accounting for pension benefits and other post-employment benefits.

Termination benefits

Termination benefits arise when employment is terminated by the Group before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits as a liability and an expense if the Group is demonstrably committed to a detailed formal plan without realistic possibility of withdrawal. In the case of an offer made to encourage voluntary redundancy, termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value. The discount rate is determined by reference to market yields on high-quality corporate bonds.

Share-based compensation

Compensation expense for awards classified as equity instruments is measured at the grant date based on the fair value of the share-based award. For share awards, the fair value is the quoted market price of the share reduced by the present value of the expected dividends that will not be received by the employee and adjusted for the effect, if any, of restrictions beyond the vesting date. In case an award is modified such that its fair value immediately after modification exceeds its fair value immediately prior to modification, a remeasurement takes place and the resulting increase in fair value is recognized as additional compensation expense.

The Group records the offsetting amount to the recognized compensation expense in additional paid-in capital (“APIC”). Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranches for those awards delivered in tranches. Estimates of expected forfeitures are periodically adjusted in the event of actual forfeitures or for changes in expectations. The timing of expense recognition relating to grants which, due to early retirement provisions, include a nominal but non-substantive service period are accelerated by shortening the amortization period of the expense from the grant date to the date when the employee meets the eligibility criteria for the award, and not the vesting date. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately.

Compensation expense for share-based awards payable in cash is remeasured to fair value at each balance sheet date and recognized over the vesting period in which the related employee services are rendered. The related obligations are included in other liabilities until paid.

Other deferred compensation plans

Compensation expense for other deferred compensation plans is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranches for those awards delivered in tranches. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately. The amount recognized is based on the present value of the amount expected to be paid under the respective plan and is remeasured at each reporting date. The ultimate cumulative compensation expense recognized equals the cash or the fair value of the respective financial instruments delivered.

Government grants

The Group recognizes income from government grants when there is reasonable assurance that it will receive the grant and will comply with the conditions attached to the grant. The benefit is recognized in the period in which the grant is intended to compensate the Group for related costs and presented as a reduction of the related expense.

The Group considered the initial benefits that arose from borrowing under TLTRO III as government grant from a below-market loan under IAS 20 and recognized subsequent benefits in accordance with IFRS 9. Since November 23, 2022, all remaining TLTRO III operations are indexed to the average applicable key ECB interest rates.

410

Deutsche Bank
Annual Report 2024

For further information on the benefit recognized by the Group from the TLTRO III refinancing program see Note 5 “Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss”.

Options and forwards on common shares

Option and forward contracts on Deutsche Bank shares are classified as equity if the number of shares is fixed and physical settlement is required. All other contracts in which Deutsche Bank shares are the underlying are recorded as financial assets or liabilities at fair value through profit or loss.

Consolidated statement of cash flows

The consolidated statement of cash flows is prepared in accordance with the indirect method, which adjusts Profit (loss) for non-cash transactions within operating activities and distinguishes the classification of cash flows between operating, investing, or financing activities depending on the business model and the related activities which are most appropriate to the business.

For purposes of the consolidated statement of cash flows, the Group’s cash and cash equivalents include highly liquid investments that are readily convertible into cash, and which are subject to an insignificant risk of change in value. Such investments include cash and balances at central banks and demand deposits with banks.

There are various circumstances in which cash and cash equivalent balances held by Deutsche Bank are not available for use by the Group. Examples include cash and cash equivalent balances held by a subsidiary that operates in a country where exchange controls or other legal restrictions apply such that the balances are not available for general use by the Group or its subsidiaries.

Due to the nature of Deutsche Bank’s business model of providing financing to clients, cash flows related to long-term debt support the bank’s operating activities and are included as a component of operating activities. In contrast, cash flows related to transactions on own equity transactions as well as subordinated long-term debt and trust preferred securities are presented as financing activities in the consolidated statement of cash flows. These financial instruments are viewed differently from those related to senior-long term debt because they are managed as an integral part of the Group’s capital, primarily to meet regulatory capital requirements. As a result, these financial instruments are not interchangeable with other operating liabilities but can only be interchanged with equity and thus are considered part of the financing category.

The Group’s adjustments for certain non-cash transactions to Profit (loss) includes provisions for credit losses, restructuring activities, deferred income taxes and impairments, depreciations, amortization, and accretions, which also includes amortization of hedge adjustments.

For certain other non-cash transactions which are more difficult to distinguish, all movements in the operating assets and liabilities balance sheet line items are included in operating activities and are offset against the amount recognized in Profit (loss). For example, unrealized fair value changes for trading assets and liabilities held at fair value through profit and loss are included in operating activities and do not distinguish between cash and non-cash market movements. This also applies to foreign exchange movements realized in the income statement when translating the transaction currency to the entity’s functional currency. These non-cash foreign exchange movements are included in the respective asset or liability line item in operating activities.

In addition, hedge adjustments to the carrying amount of non-derivative instruments (e.g., loans at amortized cost, deposits and senior long-term debt) that arise from the application of fair value hedge accounting are not separately disclosed as non-cash adjusting items, but included in the respective balance sheet line item in operating activities. These amounts are netted in operating activities against the non-cash amount recognized in Profit (loss).

The amounts shown in the consolidated statement of cash flows do not necessarily match the movements in the consolidated balance sheet from one period to the next as they exclude certain non-cash items such as foreign exchange impacts when translating to the Group’s reporting currency, gross charge-offs on loans and movements due to changes in the Group’s consolidated entities.

The position “Other, net presented in operating activities predominantly includes movements in (i) the application of cash flow hedge accounting or certain fair value hedge relationships where the hedged item is presented in investing activities but the hedging instrument is presented operating activities; and (ii) non-cash related foreign exchange translation effects on monetary Group intercompany transactions that are recognized in the Group’s consolidated statement of income; along with foreign exchange translation effects of converting transactional currency to functional currency, for certain balance sheet line items included in investing activities.

411

Deutsche Bank
Annual Report 2024

02 – Recently adopted and new accounting pronouncements

Recently adopted accounting pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been adopted during 2024 in the preparation of these consolidated financial statements.

IFRS 16 “Leases”

On January 1, 2024, the Group adopted amendments to IFRS 16 “Leases” that clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the IFRS 15 requirements to be accounted for as a sale. The amendment did not have a material impact on the Group’s consolidated financial statements.

IAS 1 “Presentation of Financial Statements”

On January 1, 2024, the Group adopted amendments to IAS 1 “Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current”. The amendments clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period. The amendments also clarify that the classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. They did not have a material impact on the Group’s consolidated financial statements.

On January 1, 2024, the Group adopted a further amendment to IAS 1 that modifies the requirements described above on how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. Accordingly, it clarifies that only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. The amendments did not have a material impact on the Group’s consolidated financial statements.

New accounting pronouncements

The following accounting pronouncements were not effective as of December 31, 2024, and therefore have not been applied in preparing these consolidated financial statements.

IAS 21 “The Effects of Changes in Foreign Exchange Rates”

In August 2023, the IASB issued “Lack of Exchangeability (Amendments to IAS 21)” that contains guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not. It also requires the disclosure of additional information when a currency is not exchangeable. The amendments are effective for annual periods beginning on or after January 1, 2025, with early adoption permitted. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

IFRS 18 “Presentation and Disclosures in Financial Statements”

In April 2024, the IASB issued the new standard IFRS 18 “Presentation and Disclosures in Financial Statements” that replaces IAS 1 “Presentation of Financial Statements”. The new standard contains new guidance on how to structure the Income Statement as well as disclosure requirements for Management-defined Performance Measures (MPMs). The new standard is effective for annual periods beginning on or after January 1, 2027, with early adoption permitted. The Group is currently assessing the impact of IFRS 18 on the presentation of its consolidated financial statements. The new standard has yet to be endorsed by the EU.

IFRS 19 “Subsidiaries without Public Accountability: Disclosures”

In May 2024, the IASB issued the new standard IFRS 19 “Subsidiaries without Public Accountability: Disclosures”. The new standard permits a subsidiary to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. The new standard is effective for annual periods beginning on or after January 1, 2027, with early adoption permitted. The Group does not expect a material impact of IFRS 19 on the disclosure requirements of its subsidiaries. The new standard has yet to be endorsed by the EU.

412

Deutsche Bank
Annual Report 2024

IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures”

In May 2024, the IASB has issued amendments to “Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)” to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 “Financial Instruments”. On electronic payment systems, the amendments permit to deem a financial liability (or part of it) to be derecognized before the settlement date if specified criteria are met. Further, the amendments provide extended guidance on basic lending agreements, assets with non-recourse features and contractually linked instruments. Disclosures have been amended for contractual terms that could change the timing or amount of contractual cash flows. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Group is currently assessing the impact of the amendments on classification and measurement of financial instruments as well as on its disclosures. The amendments have yet to be endorsed by the EU.

Annual Improvements to IFRS

In July 2024, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvements project. These comprise changes in terminology as well as editorial amendments related to IFRS 1 “First-time Adoption of International Financial Reporting Standards”, IFRS 7 “Financial Instruments: Disclosures” and its accompanying Guidance on implementing IFRS 7, IFRS 9 “Financial Instruments”, IFRS 10 “Consolidated Financial Statements” and IAS 7 “Statement of Cash-Flows”. The amendments will be effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The amendments are not expected to have a material impact on the Group’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

Contracts Referencing Nature-dependent Electricity

In December 2024, the IASB issued “Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7)” to address matters identified for contracts referencing to nature-dependent electricity. The own-use requirements in IFRS 9 are to be amended to include the factors an entity is required to consider for which the source of production of the electricity is nature-dependent. The hedge accounting requirements in IFRS 9 are to be amended to permit an entity using a contract for nature-dependent renewable electricity with a variable volume of forecast electricity transactions as the hedged item as well as for measuring hedge effectiveness. The IASB further amends IFRS 7 and IFRS 19 to introduce disclosure requirements about contracts for nature-dependent electricity with specified characteristics. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Group does not have significant exposure to electricity purchase contracts and thus does not expect a material impact on the Group’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

413

Deutsche Bank
Annual Report 2024

03 – Acquisitions and dispositions

Business combinations

During 2024 and 2022, the Group did not undertake any acquisitions accounted for as business combinations.

In April 2023, Deutsche Bank announced that it had reached an agreement on an all-cash offer for the acquisition of Numis Corporation Plc (“Numis”). On October 13, 2023, the acquisition was completed and Deutsche Bank acquired a 100% interest in Numis for a cash purchase price of € 460 million (GBP 397 million). Following the acquisition of Numis, the determination of the fair values of the identifiable assets acquired and liabilities assumed as of the acquisition date had been finalized in the fourth quarter 2023 with details included in the table below. Other intangible assets identified in the purchase price allocation included customer relationships (€ 56 million) and tradename (€ 27 million). Goodwill of € 235 million identified in the purchase price allocation mainly represented the expected future economic benefit of synergies and the value of human capital.

Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

in € m.	October 13, 2023
Cash consideration transferred	460
Total consideration transferred	460

Recognized amounts of identifiable assets acquired and liabilities assumed:[1]
Interbank balances (w/o central banks)	126
Securities borrowed	10
Financial assets at fair value through profit or loss	44
Property and equipment	53
Other intangible assets	84
All other assets	410
Total assets acquired	727
Financial liabilities at fair value through profit or loss	14
All other liabilities	488
Total liabilities assumed	502
Total identifiable net assets	225
Goodwill	235
Total identifiable net assets and goodwill acquired	460

1 By major class of assets acquired and liabilities assumed.

Deutsche Bank assigned goodwill resulting from the Numis acquisition to the Investment Bank cash-generating unit (CGU). Given the valuation of the Investment Bank CGU, following the acquisition, goodwill recognized for Numis was considered impaired and written off in the fourth quarter of 2023 (also refer to Note 23 “Goodwill and Other Intangible Assets”).

Dispositions

There were no dispositions in 2024, but the Group had finalized several dispositions of subsidiaries/businesses during 2023 and 2022. These disposals were mainly comprised of businesses that were previously classified as held for sale, including the transfer of the digital investment platform of DWS as part of its partnership with BlackFin, and the sale of the Italian financial advisors business to Zurich Italy in 2022 for a pre-tax gain on sale of € 312 million. The total consideration received for these dispositions (thereof in cash) in 2024, 2023 and 2022 was € 3 million (cash € 3 million), € 117 million (cash € 99 million) and € 488 million (cash € 439 million), respectively. The table below shows the assets and liabilities that were included in these disposals.

in € m.	2024	2023	2022
Cash and cash equivalents	0	7	1,126
All remaining assets	0	105	659
Total assets disposed	0	113	1,785
Total liabilities disposed	0	213	1,676

414

Deutsche Bank
Annual Report 2024

04 – Business segments and related information

Deutsche Bank’s segmental information has been prepared in accordance with the management approach, which requires presentation of the segments on the basis of the internal management reports of the entity which are regularly reviewed by the chief operating decision maker, which is the Deutsche Bank Management Board, in order to assess the financial performance of the business segments and for allocating resources to the business segments.

Business segments

Deutsche Bank’s segment reporting follows the organizational structure as reflected in the Group’s internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to them.

The bank’s business operations are organized under the divisional structure comprising the following corporate divisions:

– Corporate Bank

– Investment Bank

– Private Bank

– Asset Management

– Corporate & Other

The Group consists of the following reportable segments: Corporate Bank, Investment Bank, Private Bank, Asset Management and Corporate & Other.

Corporate Bank reports revenues based on three client categories: Institutional Client Services, Corporate Treasury Services and Business Banking.

Investment Bank reports revenues in the categories Fixed Income & Currencies (FIC), Origination & Advisory as well as Research and Other.

Private Bank reports revenues in the client sectors Wealth Management & Private Banking and Personal Banking.

Asset Management reports revenues in the categories Management Fees, Performance and Transaction Fees and Other.

Corporate & Other includes revenues, costs and resources held centrally that are not allocated to the individual business segments as well as valuation and timing differences that arise on derivatives used to hedge the Group’s balance sheet. These are accounting impacts, and valuation losses are expected to be recovered over time as the underlying instruments approach maturity. In addition, Corporate & Other contains financial impacts of legacy portfolios, previously reported as the Capital Release Unit.

As announced in the Annual Report 2022, having fulfilled the Capital Release Unit’s de-risking and cost reduction mandate from 2019 through year end 2022, the Capital Release Unit ceased to be reported as a separate segment with effect from the first quarter of 2023. The remaining portfolio, resources and employees are reported within the Corporate & Other segment. In line with the change, the Core Bank, which previously represented the Group excluding the Capital Release Unit, ceased to be reported as of the first quarter of 2023.

In addition, based on management decisions during the reporting period further divisional changes were introduced.

The prior years' segmental information is presented in the current structure.

Changes in the presentation for segments

Commencing from the first quarter of 2024, Investment Bank renamed FIC Sales and Trading to “Fixed Income & Currencies (FIC)” and introduced additional sub-categories, entitled “Fixed Income & Currencies: Financing” and “Fixed Income & Currencies: Ex Financing” to provide additional transparency regarding the revenue composition of FIC. Origination & Advisory revenues continue to be presented with the sub-categories Debt Origination, Equity Origination and Advisory. Additionally, Research revenues are reported together with Other in “Research and Other”. Prior years’ comparatives are presented in the current reporting structure.

415

Deutsche Bank
Annual Report 2024

Commencing from the first quarter of 2024, Private Bank is following a customer-focused approach by classifying the existing customer base into two distinct global client sectors: “Personal Banking” as well as “Wealth Management & Private Banking”. This approach reflects the focus to serve clients in a more targeted and effective way across the Private Bank. Wealth Management & Private Banking combines the coverage of private banking, high-net-worth and ultra high-net-worth clients, as well as business clients in selected international businesses (reflecting the ‘Bank for Entrepreneurs’ strategy). The client sector Personal Banking includes retail and affluent customers as well as commercial banking clients in Italy and Spain (i.e., all small business clients and small sized corporate clients that are not covered as part of the Wealth Management & Private Banking client sector). Prior years’ comparatives are presented in the current reporting structure.

Within the new Private Bank coverage area ‘Wealth Management & Private Banking’, private clients benefit from a wider product range with increased emphasis on investment advice. As a result, demand deposits of Private Banking Germany were reclassified to assets under management, ensuring a consistent treatment within ‘Wealth Management & Private Banking’. Prior years’ comparatives are presented in the current reporting structure.

Measurement of segment profit or loss

Segment reporting requires a presentation of the segment results based on management reporting methods, including a reconciliation between the results of the business segments and the consolidated financial statements, which is presented in the “Segment results of operations” section within this note. The information provided about each segment is based on internal management reporting about segment profit or loss, assets and other information which is regularly reviewed by the chief operating decision maker.

Segment assets are presented in the Group’s internal management reporting based on a consolidated view, i.e., the amounts do not include intersegment balances. The Group`s internal management reporting does not consider segment liabilities or interest expense separately. Similarly, depreciation and amortization, tax expenses and other comprehensive income are not presented separately internally and are therefore not disclosed here.

Non-IFRS compliant accounting methods used in the Group’s management reporting represent either valuation or classification differences. The largest valuation differences relate to measurement at fair value in management reporting versus measurement at amortized cost under IFRS and to the recognition of trading results from own shares in revenues in management reporting (in Investment Bank) and in equity under IFRS. The major classification difference relates to noncontrolling interest, which represents the net share of minority shareholders in revenues, provision for credit losses, noninterest expenses and income tax expenses. Noncontrolling interest is reported as a component of the profit before tax of the businesses in management reporting (with a reversal in Corporate & Other) and a component of net income appropriation under IFRS.

Since the Group’s business activities are diverse in nature and its operations are integrated, certain estimates and judgments have been made to apportion revenue and expense items among the business segments.

The management reporting systems allocate the Group’s external net interest income according to the value of funding consumed or provided by each business segment’s activities, in accordance with the bank’s internal funds transfer pricing framework. Furthermore, to retain comparability with those competitors that have legally independent units with their own equity funding, the Group allocates a net notional interest benefit on its consolidated capital, in line with each segment’s proportion of average shareholders’ equity.

Management uses certain measures for equity and related ratios as part of its internal reporting system because it believes that these measures provide it with a useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates the Group’s businesses and to enable them to better understand the Group’s results.

Allocation of Average Shareholder’s Equity

Shareholders’ equity is fully allocated to the Group’s segments based on the regulatory capital demand of each segment. Regulatory capital demand reflects the combined contribution of each segment to the Groups’ Common Equity Tier 1 (CET1) ratio, the Groups’ leverage ratio and the Group’s capital loss under stress. Contributions in each of the three dimensions are weighted to reflect their relative importance and level of constraint for the Group. Contributions to the CET1 ratio and the leverage ratio are measured through risk-weighted assets and leverage ratio exposure. The Group’s capital loss under stress is a measure of the Group’s overall economic risk exposure under a defined stress scenario. Goodwill and other intangible assets are directly attributed to the Group’s segments in order to allow the determination of allocated tangible shareholders’ equity and the respective returns. Shareholders’ equity and tangible shareholders’ equity is allocated on a monthly basis and averaged across quarters and for the full year.

416

Deutsche Bank
Annual Report 2024

Changes to capital allocation framework

Starting in 2024, Deutsche Bank has changed the allocation of tangible shareholders’ equity across segments. In addition, the bank now retains capital held against Deutsche Bank Group items in Corporate & Other, which has previously been allocated to the segments. Prior years’ comparatives are presented in the current reporting structure. While the adjustment of the prior periods’ allocations impact the segmental RoTE, the respective Group metrics are unaffected by the change.

Driver-Based Cost Management allocations methodology change

In the first quarter of 2023, the bank introduced a Driver-Based Cost Management methodology for the allocation of costs originated in respective infrastructure functions which aims to provide transparency over the drivers of Infrastructure costs and links costs more closely to service consumption by segments. During 2023, costs relating to Infrastructure functions were allocated using an actuals to plan approach, with the exception of technology development costs which were charged to the divisions based on actual expenditures. Beginning 2024, all infrastructure costs were charged to divisions based on actual costs and service consumption. Prior years’ comparatives are presented in the current reporting structure. For the full year 2023, the change in methodology resulted in an increase in noninterest expenses (corresponding decrease in profit before tax) for Corporate Bank of € 175 million and a corresponding decrease in noninterest expenses (corresponding increase in profit before tax) for Investment Bank of € 42 million, for Private Bank of € 48 million, for Asset Management of € 0 million and for Corporate and Other of € 84 million. While the update of the 2023 allocations impacted the segmental post-tax returns on average tangible shareholders’ equity and cost/income ratio, the respective Group metrics are unaffected by the methodology change.

Changes to Operational Risk RWA allocation framework

Starting in 2024, Deutsche Bank introduced a refined and more granular framework to allocate operational risk RWA to the segments. While the respective segmental RWA metrics are impacted by the change in methodology with a more pronounced impact from the second quarter of 2024 onwards, the Group’s operational risk RWA are unaffected by the change.

Strategic Liquidity Reserve Profit and Loss Allocation

Commencing from the first quarter of 2022, the methodology for divisional intra-year allocations of profit or loss earned on the Strategic Liquidity Reserves has been refined. As part of the introduction of the new methodology, the intra-year profit and loss volatility is held centrally in Corporate & Other in order to better reflect the underlying performance of the business divisions. The implementation of the new methodology does not impact the overall group revenues or the annual business allocations, therefore the full year results for 2022 are not impacted.

Tax Exempt Securities

Net interest income as a component of net revenues, profit (loss) before tax and related ratios are presented on a fully taxable-equivalent basis for tax-exempt securities for the Investment Bank. This enables management to measure performance of taxable and tax-exempt securities on a comparable basis. This presentation resulted in an increase in Investment Bank net interest income of € 23 million for full year 2024, € 10 million for full year 2023 and € 33 million for full year 2022. This increase is offset in Group consolidated figures through a reversal in Corporate & Other. The predominant tax rate used for 2024, 2023 and 2022 in determining the fully taxable equivalent of the net interest income was 21% and related to U.S. tax exempt securities.

417

Deutsche Bank
Annual Report 2024

Segmental results of operations

The following tables present the results of the Group’s business segments, including the reconciliation to the consolidated results of operations under IFRS.

	2024
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Manage- ment	Corporate & Other	Total Consolidated
Net revenues[1]	7,506	10,558	9,386	2,649	(6)	30,092
Provision for credit losses	347	549	851	(1)	83	1,830
Noninterest expenses
Compensation and benefits	1,603	2,682	2,934	919	3,593	11,731
General and administrative expenses	3,481	3,979	4,372	904	(1,494)	11,243
Impairment of goodwill and other intangible assets	0	0	0	0	0	0
Restructuring activities	(1)	(0)	(3)	0	0	(3)
Total noninterest expenses	5,084	6,661	7,304	1,823	2,099	22,971
Noncontrolling interests	0	5	0	194	(199)	0
Profit (loss) before tax	2,075	3,343	1,231	632	(1,989)	5,291

Assets (in € bn)[2]	280	756	324	11	17	1,387
Loans (gross of allowance for loan losses, in € bn)	117	110	257	0	0	485
Additions to non-current assets	12	3	160	30	1,884	2,091
Deposits (in € bn)	313	22	320	0	11	666
Average allocated shareholders' equity	11,682	23,672	13,990	5,329	10,089	64,763

Risk-weighted assets (in € bn)	78	130	97	18	34	357
of which: operational risk RWA (in € bn)[3]	11	15	14	5	13	58
Leverage exposure (in € bn)	339	593	336	10	38	1,316
Employees (full-time equivalent)	26,317	20,107	37,072	5,169	1,088	89,753
Post-tax return on average shareholders’ equity[4,5]	11.7%	9.1%	5.2%	8.0%	N/M	4.2%
Post-tax return on average tangible shareholders’ equity[4,5]	12.6%	9.4%	5.2%	18.0%	N/M	4.7%
Cost/income ratio[6]	67.7%	63.1%	77.8%	68.8%	N/M	76.3%

[1] includes:
Net interest income	4,960	3,398	5,786	25	(1,104)	13,065
Net income (loss) from equity method investments	(1)	(46)	21	36	2	12
[2] includes:
Equity method investments	90	379	102	451	6	1,028

N/M – Not meaningful

3 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report

4 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 4 - Business segments and related information” of this report

5 The post-tax return on average shareholders’ equity and average tangible shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 34% for the year ended December 31, 2024; for the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the year ended December 31, 2024; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

6 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

418

Deutsche Bank
Annual Report 2024

	2023
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Manage- ment	Corporate & Other	Total Consolidated
Net revenues[1]	7,718	9,160	9,571	2,383	47	28,879
Provision for credit losses	266	431	783	(1)	26	1,505
Noninterest expenses
Compensation and benefits	1,530	2,526	2,805	891	3,378	11,131
General and administrative expenses	3,122	4,091	4,696	934	(2,731)	10,112
Impairment of goodwill and other intangible assets	0	233	0	0	0	233
Restructuring activities	(4)	(3)	228	0	(1)	220
Total noninterest expenses	4,648	6,847	7,730	1,825	646	21,695
Noncontrolling interests	0	3	0	163	(166)	0
Profit (loss) before tax	2,804	1,879	1,058	396	(459)	5,678

Assets (in € bn)[2]	264	658	331	10	49	1,312
Loans (gross of allowance for loan losses, in € bn)	117	101	261	0	0	479
Additions to non-current assets	13	89	90	73	1,853	2,118
Deposits (in € bn)	289	18	308	0	7	622
Average allocated shareholders' equity	11,547	23,544	13,219	5,157	9,543	63,011

Risk-weighted assets (in € bn)	69	140	86	15	40	350
of which: operational risk RWA (in € bn)[3]	6	22	8	3	19	57
Leverage exposure (in € bn)	307	546	339	10	39	1,240
Employees (full-time equivalent)	25,439	20,063	38,411	4,963	1,254	90,130
Post-tax return on average shareholders’ equity[4,5]	16.6%	4.8%	4.8%	5.1%	N/M	6.7%
Post-tax return on average tangible shareholders’ equity[4,5]	17.8%	4.9%	5.2%	12.0%	N/M	7.4%
Cost/income ratio[6]	60.2%	74.7%	80.8%	76.6%	N/M	75.1%

[1] includes:
Net interest income	5,115	3,013	6,156	(124)	(557)	13,602
Net income (loss) from equity method investments	(6)	(70)	(5)	42	2	(38)
[2] includes:
Equity method investments	91	413	84	420	5	1,013

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

3 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report

4 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 4 - Business segments and related information” of this report

5 The post-tax return on average shareholders’ equity and average tangible shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 14% for the year ended December 31, 2023; for the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the year ended December 31, 2023; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

6 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

419

Deutsche Bank
Annual Report 2024

	2022
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Manage- ment	Corporate & Other	Total Consolidated
Net revenues[1]	6,337	10,016	9,152	2,608	(902)	27,210
Provision for credit losses	335	319	583	(2)	(9)	1,226
Noninterest expenses
Compensation and benefits	1,416	2,379	2,783	899	3,235	10,712
General and administrative expenses	2,790	4,061	4,193	883	(2,199)	9,728
Impairment of goodwill and other intangible assets	0	0	0	68	0	68
Restructuring activities	(19)	15	(113)	0	(2)	(118)
Total noninterest expenses	4,187	6,455	6,863	1,850	1,035	20,390
Noncontrolling interests	0	15	0	174	(190)	0
Profit (loss) before tax	1,816	3,228	1,705	585	(1,739)	5,594

Assets (in € bn)[2]	258	677	333	10	60	1,337
Loans (gross of allowance for loan losses, in € bn)	122	103	265	0	(1)	489
Additions to non-current assets	3	4	177	41	2,267	2,494
Deposits (in € bn)	289	16	317	0	(1)	621
Average allocated shareholders' equity	11,668	22,478	12,945	5,437	7,465	59,994

Risk-weighted assets (in € bn)	74	139	88	13	46	360
of which: operational risk RWA (in € bn)[3]	5	23	8	3	19	58
Leverage exposure (in € bn)	321	530	344	9	36	1,240
Employees (full-time equivalent)	22,621	17,946	37,710	4,778	1,876	84,930
Post-tax return on average shareholders’ equity[4,5]	10.3%	9.3%	8.6%	7.3%	N/M	8.4%
Post-tax return on average tangible shareholders’ equity[4,5]	11.1%	9.6%	9.2%	17.0%	N/M	9.4%
Cost/income ratio[6]	66.1%	64.4%	75.0%	70.9%	N/M	74.9%

[1] includes:
Net interest income	3,628	3,467	5,222	(65)	1,399	13,650
Net income (loss) from equity method investments	4	50	27	66	6	152
[2] includes:
Equity method investments	90	501	99	415	20	1,124

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

3 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report

4 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 4 - Business segments and related information” of this report

5 The post-tax return on average shareholders’ equity and average tangible shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was (1)% for the year ended December 31, 2022; for the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the year ended December 31, 2022; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

6 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

420

Deutsche Bank
Annual Report 2024

Corporate Bank

				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
in € m. (unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Net revenues
Corporate Treasury Services	4,223	4,399	3,827	(176)	(4)	572	15
Institutional Client Services	1,956	1,895	1,580	62	3	314	20
Business Banking	1,326	1,424	930	(98)	(7)	494	53
Total net revenues	7,506	7,718	6,337	(212)	(3)	1,381	22
Of which:
Net interest income	4,960	5,115	3,628	(154)	(3)	1,487	41
Net commissions and fee income	2,434	2,328	2,356	106	5	(28)	(1)
Remaining income	111	275	354	(164)	(59)	(79)	(22)
Provision for credit losses	347	266	335	81	30	(68)	(20)
Noninterest expenses
Compensation and benefits	1,603	1,530	1,416	73	5	114	8
General and administrative expenses	3,481	3,122	2,790	359	12	332	12
Impairment of goodwill and other intangible assets	0	0	0	0	N/M	0	N/M
Restructuring activities	(1)	(4)	(19)	4	(86)	15	(77)
Total noninterest expenses	5,084	4,648	4,187	436	9	461	11
Noncontrolling interests	0	0	0	0	N/M	0	N/M
Profit (loss) before tax	2,075	2,804	1,816	(729)	(26)	988	54

Employees (front office, full-time equivalent)[1]	7,943	7,682	7,332	261	3	350	5
Employees (business-aligned operations, full-time equivalent)[1]	8,089	7,976	7,114	113	1	862	12
Employees (allocated central infrastructure, full-time equivalent)[1]	10,285	9,781	8,175	504	5	1,606	20
Total employees (full-time equivalent)[1]	26,317	25,439	22,621	878	3	2,818	12
Total assets (in € bn)[1,2]	280	264	258	16	6	6	2
Risk-weighted assets (in € bn)[1]	78	69	74	9	13	(5)	(7)
of which: operational risk RWA (in € bn)[1,3]	11	6	5	5	94	0	5
Leverage exposure (in € bn)[1]	339	307	321	33	11	(14)	(4)
Deposits (in € bn)[1]	313	289	289	23	8	1	0
Loans (gross of allowance for loan losses, in € bn)[1]	117	117	122	(0)	(0)	(5)	(4)
Cost/income ratio[4]	67.7%	60.2%	66.1%	N/M	7.5ppt	N/M	(5.8)ppt
Post-tax return on average shareholders' equity[5,6]	11.7%	16.6%	10.3%	N/M	(4.8)ppt	N/M	6.2ppt
Post-tax return on average tangible shareholders’ equity[5,6]	12.6%	17.8%	11.1%	N/M	(5.3)ppt	N/M	6.8ppt

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1 As of year-end

2 Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances

3 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report

4 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

5 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 4 - Business segments and related information” of this report

6 For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2024, 2023 and 2022; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

421

Deutsche Bank
Annual Report 2024

Investment Bank

				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
in € m. (unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Net revenues
Fixed Income & Currencies (FIC)	8,610	7,893	8,861	717	9	(968)	(11)
Fixed Income & Currencies: Financing	3,205	2,867	2,953	339	12	(86)	(3)
Fixed Income & Currencies: Ex-Financing	5,405	5,026	5,909	378	8	(882)	(15)
Origination & Advisory	2,012	1,246	998	765	61	249	25
Debt Origination	1,290	843	412	447	53	431	105
Equity Origination	187	102	101	84	82	1	1
Advisory	535	301	485	234	78	(184)	(38)
Research and Other	(64)	21	157	(85)	N/M	(136)	(87)
Total net revenues	10,558	9,160	10,016	1,398	15	(856)	(9)
Provision for credit losses	549	431	319	119	28	112	35
Noninterest expenses
Compensation and benefits	2,682	2,526	2,379	155	6	147	6
General and administrative expenses	3,979	4,091	4,061	(111)	(3)	30	1
Impairment of goodwill and other intangible assets	0	233	0	(233)	N/M	233	N/M
Restructuring activities	(0)	(3)	15	3	(98)	(18)	N/M
Total noninterest expenses	6,661	6,847	6,455	(186)	(3)	391	6
Noncontrolling interests	5	3	15	2	52	(12)	(79)
Profit (loss) before tax	3,343	1,879	3,228	1,463	78	(1,348)	(42)

Employees (front office, full-time equivalent)[1]	4,869	4,843	4,333	26	1	510	12
Employees (business-aligned operations, full-time equivalent)[1]	3,129	3,120	2,811	9	0	309	11
Employees (allocated central infrastructure, full-time equivalent)[1]	12,109	12,101	10,802	8	0	1,299	12
Total employees (full-time equivalent)[1]	20,107	20,063	17,946	44	0	2,117	12
Total assets (in € bn)[1,2]	756	658	677	98	15	(18)	(3)
Risk-weighted assets (in € bn)[1]	130	140	139	(10)	(7)	0	0
of which: operational risk RWA (in € bn)[1,3]	15	22	23	(7)	(32)	(2)	(7)
Leverage exposure (in € bn)[1]	593	546	530	46	8	17	3
Deposits (in € bn)[1]	22	18	16	4	23	1	9
Loans (gross of allowance for loan losses, in € bn)[1]	110	101	103	9	9	(2)	(2)
Cost/income ratio[4]	63.1%	74.7%	64.4%	N/M	(11.6)ppt	N/M	10.3ppt
Post-tax return on average shareholders’ equity[5,6]	9.1%	4.8%	9.3%	N/M	4.3ppt	N/M	(4.5)ppt
Post-tax return on average tangible shareholders’ equity[5,6]	9.4%	4.9%	9.6%	N/M	4.4ppt	N/M	(4.6)ppt

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1 As of year-end

2 Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances

3 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report

4 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

5 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 4 - Business segments and related information” of this report

6 For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2024, 2023 and 2022; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

422

Deutsche Bank
Annual Report 2024

Private Bank

				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
in € m. (unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Net revenues:
Personal Banking	5,304	5,570	5,005	(267)	(5)	566	11
Wealth Management & Private Banking	4,082	4,000	4,147	82	2	(147)	(4)
Total net revenues	9,386	9,571	9,152	(185)	(2)	419	5
of which:
Net interest income	5,786	6,156	5,222	(370)	(6)	934	18
Net commissions and fee income	2,956	2,852	3,155	104	4	(303)	(10)
Remaining income	643	563	775	80	14	(212)	(27)
Provision for credit losses	851	783	583	68	9	201	34
Noninterest expenses:
Compensation and benefits	2,934	2,805	2,783	130	5	22	1
General and administrative expenses	4,372	4,696	4,193	(324)	(7)	503	12
Impairment of goodwill and other intangible assets	0	0	0	0	N/M	0	N/M
Restructuring activities	(3)	228	(113)	(231)	N/M	341	N/M
Total noninterest expenses	7,304	7,730	6,863	(426)	(6)	866	13
Noncontrolling interests	0	0	0	(0)	(45)	(0)	(12)
Profit (loss) before tax	1,231	1,058	1,705	173	16	(648)	(38)

Employees (front office, full-time equivalent)[1]	16,961	18,403	18,853	(1,442)	(8)	(450)	(2)
Employees (business-aligned operations, full-time equivalent)[1]	7,917	7,802	8,018	115	1	(216)	(3)
Employees (allocated central infrastructure, full-time equivalent)[1]	12,193	12,205	10,839	(12)	(0)	1,366	13
Total employees (full-time equivalent)[1]	37,072	38,411	37,710	(1,339)	(3)	701	2
Total assets (in € bn)[1,2]	324	331	333	(7)	(2)	(2)	(1)
Risk-weighted assets (in € bn)[1]	97	86	88	11	13	(1)	(2)
of which: operational risk RWA (in € bn)[1,3]	14	8	8	7	88	0	0
Leverage exposure (in € bn)[1]	336	339	344	(2)	(1)	(6)	(2)
Deposits (in € bn)[1]	320	308	317	13	4	(10)	(3)
Loans (gross of allowance for loan losses, in € bn)[1]	257	261	265	(4)	(1)	(4)	(1)
Assets under Management (in € bn)[1,4]	633	578	543	55	10	35	6
Net flows (in € bn)	29	23	31	6	26	(8)	(26)
Cost/income ratio[5]	77.8%	80.8%	75.0%	N/M	(2.9)ppt	N/M	5.8ppt
Post-tax return on average shareholders' equity[6,7]	5.2%	4.8%	8.6%	N/M	0.4ppt	N/M	(3.8)ppt
Post-tax return on average tangible shareholders’ equity[6,7]	5.2%	5.2%	9.2%	N/M	0.1ppt	N/M	(4.0)ppt

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1 As of year-end

2 Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances

3 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report

4 Assets under Management include assets held on behalf of customers for investment purposes and/or client assets that are advised or managed by Deutsche Bank. They are managed on a discretionary or advisory basis or are deposited with the bank. Deposits are considered Assets under Management if they serve investment purposes. In Personal Banking, this includes Term deposits and Savings deposits. In Wealth Management & Private Banking (excl. Business Banking), it is assumed that all customer deposits are held with the bank primarily for investment purposes and accordingly are classified as Assets under Management. Within the Private Bank business ‘Wealth Management & Private Banking’, private clients benefit from a wider product range with increased emphasis on investment advice. As a result, starting 2024, demand deposits of Private Banking in Germany were reclassified to Assets under Management, ensuring a consistent treatment within ‘Wealth Management & Private Banking’. In instances in which Private Bank distributes investment products qualifying as Assets under Management which are managed by DWS, these assets are reported as Assets under Management for Private Bank and for Asset Management (DWS) because they are two distinct, independent qualifying services

5 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

6 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 4 - Business segments and related information” of this report

7 For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2024, 2023 and 2022; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

423
Deutsche Bank
Annual Report 2024

Asset Management

				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
in € m. (unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Net revenues
Management fees	2,479	2,314	2,458	164	7	(143)	(6)
Performance and transaction fees	148	128	125	20	16	2	2
Other	23	(59)	24	82	N/M	(84)	N/M
Total net revenues	2,649	2,383	2,608	267	11	(225)	(9)
Provision for credit losses	(1)	(1)	(2)	0	(23)	1	(50)
Noninterest expenses
Compensation and benefits	919	891	899	28	3	(8)	(1)
General and administrative expenses	904	934	883	(29)	(3)	51	6
Impairment of goodwill and other intangible assets	0	0	68	0	N/M	(68)	N/M
Restructuring activities	0	0	0	(0)	(43)	(0)	(15)
Total noninterest expenses	1,823	1,825	1,850	(1)	(0)	(26)	(1)
Noncontrolling interests	194	163	174	32	20	(12)	(7)
Profit (loss) before tax	632	396	585	236	60	(188)	(32)

Employees (front office, full-time equivalent)[1]	2,069	2,062	2,059	7	0	3	0
Employees (business-aligned operations, full-time equivalent)[1]	2,506	2,325	2,225	181	8	100	4
Employees (allocated central infrastructure, full-time equivalent)[1]	594	576	494	18	3	82	17
Total employees (full-time equivalent)[1]	5,169	4,963	4,778	206	4	185	4
Total assets (in € bn)[1,2]	11	10	10	0	2	0	2
Risk-weighted assets (in € bn)[1]	18	15	13	3	22	2	18
of which: operational risk RWA (in € bn)[1,3]	5	3	3	1	35	0	2
Leverage exposure (in € bn)[1]	10	10	9	0	4	0	3
Assets under Management (in € bn)[1,4]	1,012	896	821	115	13	75	9
Net flows (in € bn)	26	28	(20)	(3)	(9)	48	N/M
Cost/income ratio[5]	68.8%	76.6%	70.9%	N/M	(7.8)ppt	N/M	5.6ppt
Post-tax return on average shareholders' equity[6,7]	8.0%	5.1%	7.3%	N/M	2.9ppt	N/M	(2.2)ppt
Post-tax return on average tangible shareholders’ equity[6,7]	18.0%	12.0%	17.0%	N/M	6.1ppt	N/M	(5.1)ppt

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1 As of year-end

2 Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances

3 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report

4 Assets under Management (AuM) means assets (a) the segment manages on a discretionary or non-discretionary advisory basis; including where it is the management company and portfolio management is outsourced to a third party; and (b) a third party holds or manages and on which the segment provides, on the basis of contract, advice of an ongoing nature including regular or periodic assessment, monitoring and/or review. AuM represent both collective investments (including mutual funds and exchange-traded funds) and separate client mandates. AuM are measured at current market value based on the local regulatory rules for asset managers at each reporting date, which might differ from the fair value rules applicable under IFRS. Measurable levels are available daily for most retail products but may only update monthly, quarterly or even yearly for some products. While AuM do not include the segment’s investments accounted for under equity method, they do include seed capital and any committed capital on which the segment earns management fees. In instances in which Private Bank distributes investment products qualifying as Assets under Management which are managed by DWS, these assets are reported as Assets under Management for Private Bank and for Asset Management (DWS) because they are two distinct, independent qualifying services

5 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

6 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 4 - Business segments and related information” of this report

7 For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2024, 2023 and 2022; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

424

Deutsche Bank
Annual Report 2024

Corporate & Other

				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
in € m. (unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Net revenues	(6)	47	(902)	(54)	N/M	950	N/M
Provision for credit losses	83	26	(9)	57	N/M	35	N/M
Noninterest expenses
Compensation and benefits	3,593	3,378	3,235	215	6	143	4
General and administrative expenses	(1,494)	(2,731)	(2,199)	1,237	(45)	(532)	24
Impairment of goodwill and other intangible assets	0	0	0	0	N/M	0	N/M
Restructuring activities	0	(1)	(2)	1	N/M	1	(40)
Total noninterest expenses	2,099	646	1,035	1,453	N/M	(388)	(38)
Noncontrolling interests	(199)	(166)	(190)	(33)	20	24	(12)
Profit (loss) before tax	(1,989)	(459)	(1,739)	(1,530)	N/M	1,280	(74)

Total Employees (full-time equivalent)[1]	36,269	35,917	32,186	352	1	3,731	12
Risk-weighted assets (in € bn)[1]	34	40	46	(6)	(15)	(6)	(13)
Leverage exposure (in € bn)[1]	38	39	36	(1)	(3)	3	7

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1 As of year-end

425

Deutsche Bank
Annual Report 2024

Entity-wide disclosures

The Group’s entity-wide disclosures include net revenues from internal and external counterparties. Excluding revenues from internal counterparties would require disproportionate IT investment and is not in line with the bank's management approach. For details of the net revenue components please see “Management Report: Operating and Financial Review: Results of Operations: Corporate Divisions”.

To bring several key regions closer together to better serve Deutsche Bank’s clients, an updated regional governance structure was introduced in 2024 for the bank’s markets in Europe, the Middle East and Africa (EMEA), Asia Pacific and Germany. From May 2024 onwards, the region Middle East & Africa (MEA) includes the countries Israel and Turkey and rolls up into the new main region Asia Pacific & MEA. The remaining region EMEA was renamed to Europe. Prior years’ comparatives are presented in the current reporting structure.

The following table presents total net revenues (before provision for credit losses) by geographic area for the years ended December 31, 2024, 2023 and 2022 respectively. The information presented for Corporate Bank, Investment Bank, Private Bank and Asset Management has been classified based primarily on the location of the Group’s office in which the revenues are recorded. The information for Corporate & Other is presented on a global level only, as management responsibility for Corporate & Other is held centrally.

in € m.	2024	2023	2022
Germany:
Corporate Bank	3,811	4,225	3,166
Investment Bank	641	573	587
Private Bank	6,389	6,567	5,876
Asset Management	1,286	1,211	1,266
Total Germany	12,127	12,576	10,894
UK:
Corporate Bank	193	192	143
Investment Bank	3,882	3,503	4,343
Private Bank	46	54	3
Asset Management	404	350	356
Total UK	4,525	4,099	4,844
Rest of Europe:
Corporate Bank	1,238	1,196	1,109
Investment Bank	477	330	293
Private Bank	1,953	1,981	2,185
Asset Management	308	274	275
Total Rest of Europe	3,975	3,782	3,862
Americas (primarily United States):
Corporate Bank	1,090	1,011	975
Investment Bank	3,869	3,042	3,033
Private Bank	475	462	466
Asset Management	562	432	580
Total Americas	5,996	4,946	5,053
Asia/Pacific, Middle East and Africa:
Corporate Bank	1,173	1,094	946
Investment Bank	1,688	1,713	1,761
Private Bank	524	506	621
Asset Management	90	115	131
Total Asia/Pacific, Middle East and Africa	3,476	3,428	3,459
Corporate & Other	(6)	47	(902)
Consolidated net revenues[1]	30,092	28,879	27,210

Prior year’s comparatives aligned to presentation in the current year

1 Consolidated net revenues comprise interest and similar income, interest expenses and total noninterest income (including net commission and fee income); revenues are attributed to countries based on the location in which the Group’s booking office is located; the location of a transaction on the Group’s books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of the Group’s personnel who entered into or facilitated the transaction; where the Group records a transaction involving its staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations

426

Deutsche Bank
Annual Report 2024

Notes to the consolidated income statement

05 – Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss

Net interest income

in € m.	2024	2023	2022
Interest and similar income:
Interest income on cash and central bank balances	7,045	7,048	1,936
Interest income on interbank balances (w/o central banks)	643	607	352
Central bank funds sold and securities purchased under resale agreements	1,935	1,069	504
Loans	23,692	22,559	14,088
Other	2,140	2,103	1,969
Total Interest and similar income from assets measured at amortized cost	35,456	33,385	18,849
Interest income on financial assets at fair value through other comprehensive income	1,408	1,097	798
Total interest and similar income calculated using the effective interest method	36,865	34,482	19,647
Financial assets at fair value through profit or loss	12,493	9,592	4,652
Total interest and similar income	49,358	44,074	24,299
Thereof: negative interest expense on financial liabilities	28	76	959
Interest expense:
Interest-bearing deposits	16,867	13,706	3,902
Central bank funds purchased and securities sold under repurchase agreements	708	388	304
Other short-term borrowings	390	310	111
Long-term debt	6,770	6,154	2,409
Trust preferred securities	17	16	13
Other	3,035	2,848	1,119
Total interest expense measured at amortized cost	27,787	23,422	7,858
Financial liabilities at fair value through profit or loss	8,505	7,051	2,791
Total interest expense	36,292	30,472	10,649
Thereof: negative interest income on financial assets	39	81	461
Net interest income	13,065	13,602	13,650

Impact of ECB Targeted Longer-term Refinancing Operations (TLTRO III program)

As of December 31, 2024, the Group had no outstanding borrowing (December 31, 2023: € 15.0 billion) under the TLTRO III-refinancing program. The prior interest rates on TLTRO III refinancing operations were indexed to the average applicable key ECB interest rates. The resulting net interest expense was € 144 million for the twelve months ended December 31, 2024 (December 31, 2023: € 741 million) under the TLTRO III program.

427

Deutsche Bank
Annual Report 2024

Net gains (losses) on financial assets/liabilities at fair value through profit or loss

in € m.	2024	2023	2022
Trading Income:
FIC Sales and Trading	5,045	5,116	5,352
Other trading income (loss)	849	(238)	(2,569)
Total trading income (loss)	5,894	4,878	2,782
Net gains (losses) on non-trading financial assets mandatory at fair value through profit or loss:
Breakdown by financial assets category:
Debt Securities	(94)	89	(43)
Equity Securities	24	(10)	47
Loans and loan commitments	(8)	112	(5)
Deposits	(4)	(5)	14
Others non-trading financial assets mandatory at fair value through profit and loss	18	31	(73)
Total net gains (losses) on non-trading financial assets mandatory at fair value through profit or loss:	(65)	217	(61)
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss:
Breakdown by financial asset/liability category:
Loans and loan commitments	5	12	(2)
Deposits	2	(0)	4
Long-term debt	157	(180)	265
Other financial assets/liabilities designated at fair value through profit or loss	(7)	20	11
Total net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	158	(148)	277
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,987	4,947	2,999

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss

in € m.	2024	2023	2022
Net interest income	13,065	13,602	13,650
Trading income (loss)[1]	5,894	4,878	2,782
Net gains (losses) on non-trading financial assets mandatory at fair value through profit or loss	(65)	217	(61)
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	158	(148)	277
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,987	4,947	2,999
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss[2]	19,052	18,549	16,649
Corporate Treasury Services	2,832	2,936	2,457
Institutional Client Services	1,002	946	566
Business Banking	1,086	1,184	697
Corporate Bank	4,919	5,067	3,720
Fixed Income & Currency	8,521	8,121	8,696
Remaining Products	(126)	(19)	(431)
Investment Bank	8,395	8,102	8,265
Personal Banking	3,882	4,133	4,650
Wealth Management and Private Banking	2,117	2,245	1,961
Private Bank	5,998	6,377	6,610
Asset Management	269	(11)	(250)
Corporate & Other	(529)	(986)	(1,696)
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	19,052	18,549	16,649

1 Trading income (loss) includes gains and losses from derivatives not qualifying for hedge accounting

2 Prior year’s comparatives aligned to presentation in the current year

The Group’s trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (i.e., coupon and dividend income), and the costs of funding net trading positions, are part of net interest income. The Group’s trading activities can periodically shift income to either net interest income or to net gains (losses) of financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies. The above table combines net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss by business division.

428

Deutsche Bank
Annual Report 2024

06 – Commissions and fee income

in € m.	2024	2023	2022
Net commissions and fee income and expense:
Commissions and fee income	13,190	11,657	12,512
Commissions and fee expense	2,818	2,452	2,675
Net commissions and fee income	10,372	9,206	9,838

Disaggregation of revenues by product type and business segment

	Dec 31,2024
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Major type of services:
Commissions for administration	215	54	265	16	(0)	550
Commissions for assets under management	20	0	416	3,805	(0)	4,242
Commissions for other securities	451	0	38	1	0	491
Underwriting and advisory fees	53	1,640	6	0	66	1,764
Brokerage fees	21	327	1,052	39	1	1,440
Commissions for local payments	550	13	909	0	(9)	1,464
Commissions for foreign commercial business	483	32	20	0	(34)	502
Commissions for foreign currency/exchange business	6	0	4	0	(0)	10
Commissions for loan processing and guarantees	697	365	270	0	1	1,334
Intermediary fees	30	1	402	0	11	444
Fees for sundry other customer services	320	419	87	117	6	949
Total commissions and fee income	2,848	2,852	3,470	3,978	42	13,190
Commissions and fee expense						(2,818)
Net commissions and fee income						10,372

	Dec 31,2023
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Major type of services:
Commissions for administration	204	55	247	11	(2)	515
Commissions for assets under management	18	0	362	3,527	(0)	3,907
Commissions for other securities	461	0	37	1	1	499
Underwriting and advisory fees	43	1,093	16	0	4	1,156
Brokerage fees	19	280	971	33	(20)	1,282
Commissions for local payments	488	0	995	0	1	1,484
Commissions for foreign commercial business	475	27	22	0	(27)	497
Commissions for foreign currency/exchange business	6	0	4	0	(0)	10
Commissions for loan processing and guarantees	646	329	230	0	1	1,207
Intermediary fees	28	3	364	0	10	405
Fees for sundry other customer services	248	290	41	117	0	695
Total commissions and fee income	2,635	2,078	3,288	3,689	(33)	11,657
Commissions and fee expense						(2,452)
Net commissions and fee income						9,206

Prior year’s comparatives aligned to presentation in the current year.

429

Deutsche Bank
Annual Report 2024

	Dec 31,2022
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Major type of services:
Commissions for administration	218	33	254	17	(3)	520
Commissions for assets under management	18	1	363	3,642	(0)	4,024
Commissions for other securities	512	(0)	47	0	0	559
Underwriting and advisory fees	35	1,373	12	0	(52)	1,368
Brokerage fees	19	253	1,164	65	(1)	1,501
Commissions for local payments	479	3	1,006	0	8	1,497
Commissions for foreign commercial business	466	33	62	0	(5)	556
Commissions for foreign currency/exchange business	15	0	5	0	(0)	19
Commissions for loan processing and guarantees	618	298	292	0	5	1,213
Intermediary fees	23	2	523	0	13	562
Fees for sundry other customer services	282	277	10	122	4	695
Total commissions and fee income	2,684	2,273	3,739	3,847	(30)	12,512
Commissions and fee expense						(2,675)
Net commissions and fee income						9,838

Prior year’s comparatives aligned to presentation in the current year.

Revenue is recognized when performance obligations are satisfied. Performance obligation is satisfied by fund performance exceeding a hurdle rate, an agreed minimum annual return provided to investors. As of December 31, 2024, there were performance obligations to be satisfied of € 250 million with a time band of four years from 2025 to 2028 (as of December 31, 2023, € 225 million with a time band of three years from 2025 to 2027) from Alternative funds. The increase is attributable to appreciation of the funds’ assets and the expansion of the time band to a reassessed timing of future asset sales.

As of December 31, 2024 and December 31, 2023, the Group’s balance of receivables from commission and fee income was € 831 million and € 903 million respectively. As of December 31, 2024 and December 31, 2023, the Group’s balance of contract liabilities associated to commission and fee income was € 84 million and € 90 million, respectively. Contract liabilities arise from the Group’s obligation to provide future services to a customer for which it has received consideration from the customer prior to completion of the services. The balances of receivables and contract liabilities do not vary significantly from period to period reflecting the fact that they predominately relate to recurring service contracts with service periods of less than one year such as monthly current account services and quarterly asset management services. As a result, prior period balances of contract liabilities are generally recognized in revenue in the subsequent period. There are some contracts where customer payment in exchange for services provided by the Group over the service period are not required until the end of the contract period. If the Group is virtually certain to receive payment at the end of the contract period, a contract asset and respective commission and fee income is recognized when services are performed. As of December 31, 2024 and 2023, the bank has recognized no material contract assets.

430

Deutsche Bank
Annual Report 2024

07 – Net gains (losses) from derecognition of financial assets measured at amortized cost

For the twelve months ended December 31, 2024, the Group sold financial assets measured at amortized cost of € 656 million (December 31, 2023: € 559 million and December 31, 2022: € 473 million). The sales related primarily to a Hold to Collect portfolio in Investment Bank, Private Bank, and Corporate Bank.

The table below presents the gains and (losses) arising from derecognition of these securities.

in € m.	2024	2023	2022
Gains	10	5	11
Losses	(21)	(101)	(13)
Net gains (losses) from derecognition of financial assets measured at amortized cost	(11)	(96)	(2)

08 – Other income (loss)

in € m.	2024	2023	2022
Other income (loss):
Insurance premiums	12	4	3
Net income (loss) from hedge relationships qualifying for hedge accounting	738	1,206	(151)
Remaining other income (loss)[1]	(131)	48	937
Total other income (loss)	619	1,259	789

1 Includes net gains (losses) of € 32 million, € 41 million and € 404 million for the years ended December 31, 2024, 2023 and 2022, respectively, that are related to non-current assets and disposal groups held for sale.

09 – General and administrative expenses

in € m.	2024	2023	2022
General and administrative expenses:
Information Technology	3,610	3,755	3,680
Occupancy, furniture and equipment expenses	1,624	1,478	1,429
Regulatory, Tax & Insurance[1]	1,028	1,399	1,285
Professional services	763	899	858
Banking Services and outsourced operations	964	964	881
Market Data and Research Services	400	374	378
Travel expenses	153	143	110
Marketing expenses	149	203	165
Other expenses[2]	2,552	899	943
Total general and administrative expenses	11,243	10,112	9,728

1 Includes bank levy of € 172 million in 2024, € 528 million in 2023 and € 762 million in 2022

2 Includes litigation related expenses of € 2,035 million in 2024 and € 311 million in 2023 and € 413 million in 2022; see Note 27 “Provisions”, for more details on litigation

431

Deutsche Bank
Annual Report 2024

10 – Restructuring

In 2024, Restructuring is primarily driven by the implementation of the Group’s Global Hausbank strategic agenda. The Group has defined and is in the process of implementing efficiency measures that aim to contribute to achieving the bank’s 2025 targets. Restructuring in prior periods relates to measures as part of the previous strategy “Compete to win” which the bank continues to implement.

Restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate.

In 2024, the Group made significant progress in strategic transformation, with several restructuring programs concluding and the underlying assumptions for the remaining restructuring provisions reviewed resulting in a partial release of provisions of € 149 million. Additionally, the Group initiated new restructuring programs during 2024 requiring provisions of € 138 million and recognized further expense on existing programs of € 8 million. Overall in 2024, the Group recognized a credit of € 3 million in the Consolidated Statement of Income

Net restructuring expense by division

in € m.	2024	2023	2022
Corporate Bank	(1)	(4)	(19)
Investment Bank	(0)	(3)	15
Private Bank	(3)	228	(113)
Asset Management	0	0	0
Corporate & Other	0	(1)	(2)
Total Net Restructuring Charges	(3)	220	(118)

Net restructuring by type

in € m.	2024	2023	2022
Restructuring – Staff related	(5)	178	(117)
thereof:
Termination Benefits	(6)	176	(132)
Retention Acceleration	0	1	15
Social Security	1	1	0
Restructuring – Non Staff related	1	42	(1)
Total Net Restructuring Charges	(3)	220	(118)

Provisions for restructuring amounted to € 273 million, € 333 million and € 248 million as of December 31, 2024, December 31, 2023 and December 31, 2022, respectively. The majority of the current provisions for restructuring are expected to be utilized in the next year.

During 2024, 168 full-time equivalent staff was reduced through restructuring (2023: 476 and 2022: 903).

Organizational changes

Full-time equivalent staff	2024	2023	2022
Corporate Bank	10	29	113
Investment Bank	5	9	54
Private Bank	116	377	594
Asset Management	2	0	1
Infrastructure	35	61	141
Total full-time equivalent staff	168	476	903

432

Deutsche Bank
Annual Report 2024

11 – Earnings per share

Basic earnings per share amounts are computed by dividing net income (loss) attributable to Deutsche Bank shareholders by the average number of common shares outstanding during the year. The average number of common shares outstanding is defined as the average number of common shares issued, reduced by the average number of shares in treasury and by the average number of shares that will be acquired under physically-settled forward purchase contracts, and increased by undistributed vested shares awarded under deferred share plans.

Diluted earnings per share assumes the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts. The aforementioned instruments are only included in the calculation of diluted earnings per share if they are dilutive in the respective reporting period.

Computation of basic and diluted earnings per share

in € m.	2024	2023	2022
Net income (loss) attributable to Deutsche Bank shareholders and additional equity components	3,366	4,772	5,525
Coupons paid on additional equity components	(574)	(498)	(479)
Net income (loss) attributable to Deutsche Bank shareholders – numerator for basic earnings per share	2,792	4,274	5,046
Effect of dilutive securities	0	0	0
Net income (loss) attributable to Deutsche Bank shareholders after assumed conversions – numerator for diluted earnings per share	2,792	4,274	5,046
Number of shares in million
Weighted-average shares outstanding – denominator for basic earnings per share	1,993.6	2,064.1	2,084.9
Effect of dilutive securities:
Deferred shares	45.7	39.9	40.7
Other (including trading options)	0.0	0.0	0.0
Dilutive potential common shares	45.7	39.9	40.7
Adjusted weighted-average shares after assumed conversions – denominator for diluted earnings per share	2,039.3	2,104.0	2,125.6

Earnings per share

in €	2024	2023	2022
Basic earnings per share	1.40	2.07	2.42
Diluted earnings per share	1.37	2.03	2.37

There were no instruments outstanding that could potentially dilute basic earnings per share and are not included in the calculation of diluted earnings per share as of December 31, 2024.

433

Deutsche Bank
Annual Report 2024

Notes to the consolidated balance sheet

12 – Financial assets/liabilities at fair value through profit or loss

in € m.	Dec 31, 2024	Dec 31, 2023
Financial assets classified as held for trading:
Trading assets:
Trading securities	124,857	115,832
Other trading assets[1]	14,914	9,443
Total trading assets	139,772	125,275
Positive market values from derivative financial instruments	291,754	251,856
Total financial assets classified as held for trading	431,525	377,131
Non-trading financial assets mandatory at fair value through profit or loss:
Securities purchased under resale agreements	88,736	65,937
Securities borrowed	15,913	13,036
Loans	1,954	812
Other financial assets mandatory at fair value through profit or loss	7,721	8,261
Total Non-trading financial assets mandatory at fair value through profit or loss	114,324	88,047
Financial assets designated at fair value through profit or loss:
Loans	0	75
Other financial assets designated at fair value through profit or loss	0	0
Total financial assets designated at fair value through profit or loss	0	75
Total financial assets at fair value through profit or loss	545,849	465,252

1 Includes traded loans of € 11.4 billion and € 8.2 billion at December 31, 2024 and 2023 respectively

in € m.	Dec 31, 2024	Dec 31, 2023
Financial liabilities classified as held for trading:
Trading liabilities:
Trading securities	41,864	43,114
Other trading liabilities	1,635	890
Total trading liabilities	43,498	44,005
Negative market values from derivative financial instruments	276,395	238,260
Total financial liabilities classified as held for trading	319,893	282,264
Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	69,121	72,377
Loan commitments	6	5
Long-term debt	22,203	10,709
Other financial liabilities designated at fair value through profit or loss	717	636
Total financial liabilities designated at fair value through profit or loss	92,047	83,727
Investment contract liabilities	454	484
Total financial liabilities at fair value through profit or loss	412,395	366,475

434

Deutsche Bank
Annual Report 2024

Financial assets & liabilities designated at fair value through profit or loss

The Group has designated various lending relationships at fair value through profit or loss. Lending facilities consist of drawn loan assets and undrawn irrevocable loan commitments. The maximum exposure to credit risk on a drawn loan is its fair value. The Group’s maximum exposure to credit risk on drawn loans was € 0 million and € 75 million as of December 31, 2024, and 2023, respectively. Exposure to credit risk also exists for undrawn irrevocable loan commitments and is predominantly counterparty credit risk.

The credit risk on the securities purchased under resale agreements and securities borrowed designated under the fair value option is mitigated by the holding of collateral. The valuation of these instruments considers the credit enhancement in the form of the collateral received. As such there is no material movement during the year or cumulatively due to movements in counterparty credit risk on these instruments.

Changes in fair value of financial assets attributable to movements in counterparty credit risk

in € m.	Dec 31, 2024	Dec 31, 2023
Notional value of financial assets exposed to credit risk	0	75
Annual change in the fair value reflected in the Statement of Income	0	1
Cumulative change in the fair value	0	(0)
Notional of credit derivatives used to mitigate credit risk	0	40
Annual change in the fair value reflected in the Statement of Income	0	(0)
Cumulative change in the fair value	0	(1)

Changes in fair value of financial liabilities attributable to movements in the Group’s credit risk1

in € m.	Dec 31, 2024	Dec 31, 2023
Presented in Other comprehensive Income
Cumulative change in the fair value	(157)	19
Presented in Statement of income
Annual change in the fair value reflected in the Statement of Income	0	0
Cumulative change in the fair value	0	0

1 The fair value of a financial liability incorporates the credit risk of that financial liability. Changes in the fair value of financial liabilities issued by consolidated structured entities have been excluded as this is not related to the Group’s credit risk but to that of the legally isolated structured entity, which is dependent on the collateral it holds

Transfers of the cumulative gains or losses within equity during the period

in € m.	Dec 31, 2024	Dec 31, 2023
Cumulative gains or losses within equity during the period	0	0

Amounts realized on derecognition of liabilities designated at fair value through profit or loss

in € m.	Dec 31, 2024	Dec 31, 2023
Amount presented in other comprehensive income realized at derecognition	(8)	0

The excess of the contractual amount repayable at maturity over the carrying value of financial liabilities1

in € m.	Dec 31, 2024	Dec 31, 2023
Including undrawn loan commitments²	1,085	1,769
Excluding undrawn loan commitments	497	1,104

1 Assuming the liability is extinguished at the earliest contractual maturity that the Group can be required to repay. When the amount payable is not fixed, it is determined by reference to conditions existing at the reporting date

2 The contractual cash flows at maturity for undrawn loan commitments assume full drawdown of the facility

435

Deutsche Bank
Annual Report 2024

13 – Financial Instruments carried at Fair Value

Valuation methods and control

The Group has an established valuation control framework which governs internal control standards, methodologies, and procedures over the valuation process.

Prices quoted in active markets – The fair value of instruments that are quoted in active markets are determined using the quoted prices where they represent prices at which regularly and recently occurring transactions take place.

Valuation techniques – The Group uses valuation techniques to establish the fair value of instruments where prices, quoted in active markets, are not available. Valuation techniques used for financial instruments include modelling techniques, the use of indicative quotes for proxy instruments, quotes from recent and less regular transactions and broker quotes.

For some financial instruments a rate or other parameter, rather than a price, is quoted. Where this is the case then the market rate or parameter is used as an input to a valuation model to determine fair value. For some instruments, modelling techniques follow industry standard models, for example, discounted cash flow analysis and standard option pricing models. These models are dependent upon estimated future cash flows, discount factors and volatility levels. For more complex or unique instruments, more sophisticated modelling techniques are required, and may rely upon assumptions or more complex parameters such as correlations, prepayment speeds, default rates and loss severity.

Frequently, valuation models require multiple parameter inputs. Where possible, parameter inputs are based on observable data or are derived from the prices of relevant instruments traded in active markets. Where observable data is not available for parameter inputs, then other market information is considered. For example, indicative broker quotes and consensus pricing information are used to support parameter inputs where they are available. Where no observable information is available to support parameter inputs then they are based on other relevant sources of information such as prices for similar transactions, historic data, economic fundamentals, and research information, with appropriate adjustment to reflect the terms of the actual instrument being valued and current market conditions.

Valuation adjustments – Valuation adjustments are an integral part of the valuation process. In making appropriate valuation adjustments, the Group follows methodologies that consider factors such as bid-offer spreads, counterparty/own credit and funding risk. Bid offer spread valuation adjustments are required to adjust mid-market valuations to the appropriate bid or offer valuation. The bid or offer valuation is the best representation of the fair value for an instrument. The carrying value of a long position is adjusted from mid to bid, and the carrying value of a short position is adjusted from mid to offer. Bid-offer valuation adjustments are determined from bid-offer prices observed in relevant trading activity and in quotes from other broker-dealers or other knowledgeable counterparties. Where the quoted price for the instrument is already a bid-offer price then no additional bid-offer valuation adjustment is necessary. Where the fair value of financial instruments is derived from a modelling technique, then the parameter inputs into that model are normally at a mid-market level. Such instruments are generally managed on a portfolio basis and, when specified criteria are met, valuation adjustments are taken to reflect the cost of closing out the net exposure the Bank has to individual market or counterparty risks. These adjustments are determined from bid-offer prices observed in relevant trading activity and quotes from other broker-dealers.

Where complex valuation models are used, or where less-liquid positions are being valued, then bid-offer levels for those positions may not be available directly from the market, and therefore for the close-out cost of these positions, models and parameters must be estimated. When these adjustments are designed, the Group closely examines the valuation risks associated with the model as well as the positions themselves, and the resulting adjustments are closely monitored on an ongoing basis.

Counterparty credit valuation adjustments (CVAs) are required to cover expected credit losses to the extent that the valuation technique does not already include an expected credit loss factor relating to the non-performance risk of the counterparty. The CVA amount is applied to all relevant over-the-counter (OTC) derivatives, and is determined by assessing the potential credit exposure to a given counterparty and taking into account any collateral held, the effect of any relevant netting arrangements, expected loss given default and the probability of default, based on available market information, including credit default swap (CDS) spreads. Where counterparty CDS spreads are not available, relevant proxies are used.

436

Deutsche Bank
Annual Report 2024

The fair value of the Group’s financial liabilities at fair value through profit or loss (i.e., OTC derivative liabilities and issued note liabilities designated at fair value through profit or loss) incorporates valuation adjustments to measure the change in the Group’s own credit risk (i.e., debt valuation adjustments (DVA) for derivatives and own credit adjustment (OCA) for issued note liabilities). Issued note liabilities are discounted utilizing the spread at which similar instruments would be traded as at the measurement date as this reflects the value from the perspective of a market participant who holds the identical item as an asset. The change in this own credit component is reported under other comprehensive income (OCI).

For derivative liabilities the Group considers its own creditworthiness by assessing all counterparties expected future exposure to the Group, taking into account any collateral posted by the Group, the effect of relevant netting arrangements, the market price of the Group’s issued note liabilities, the market implied funding costs and the seniority of derivative claims under resolution (statutory subordination).

When determining CVA and DVA, additional adjustments are made where appropriate to achieve fair value, due to the expected loss estimate of a particular arrangement, or where the credit risk being assessed differs in nature to that described by the available CDS instrument.

Funding valuation adjustments (FVA) are required to incorporate the market implied funding costs into the fair value of derivative positions. The FVA reflects a discounting spread applied to uncollateralized and partially collateralized derivatives and is determined by assessing the market-implied funding costs on both assets and liabilities.

Where there is uncertainty in the assumptions used within a modelling technique, an additional adjustment is taken to calibrate the model price to the expected market price of the financial instrument. Typically, such transactions have bid-offer levels which are less observable, and these adjustments aim to estimate the bid-offer by computing the liquidity-premium associated with the transaction. Where a financial instrument is of sufficient complexity that the cost of closing it out would be higher than the cost of closing out its component risks, then an additional adjustment is taken to reflect this.

The Group uses the assumptions that market participants would use when pricing the asset or liability. Where relevant, these assumptions may include assumptions about climate change. The Group has not made material adjustment to fair value for climate change beyond that already priced into market inputs.

Valuation control – The Group has an independent specialized valuation control group within the Risk function which governs and develops the valuation control framework and manages the valuation control processes. The mandate of this specialist function includes the performance of the independent valuation control process for all businesses, the continued development of valuation control methodologies and techniques, as well as devising and governing the formal valuation control policy framework. Special attention of this independent valuation control group is directed to areas where management judgment forms part of the valuation process.

Results of the valuation control process are collected and analyzed as part of a standard monthly reporting cycle. Variances of differences outside of preset and approved tolerance levels are escalated both within the finance function and with senior business management for review, resolution and, if required, adjustment.

For instruments where fair value is determined from valuation models, the assumptions and techniques used within the models are independently validated by an independent specialist model validation group that is part of the Group’s Risk Management function.

Quotes for transactions and parameter inputs are obtained from a number of third party sources including exchanges, pricing service providers, firm broker quotes and consensus pricing services. Price sources are examined and assessed to determine the quality of fair value information they represent, with greater emphasis given to those possessing greater valuation certainty and relevance. The results are compared against actual transactions in the market to ensure the model valuations are calibrated to market prices.

Price and parameter inputs to models, assumptions and valuation adjustments are verified against independent sources. Where they cannot be verified to independent sources due to lack of observable information, the estimate of fair value is subject to procedures to assess its reasonableness. Such procedures include performing revaluation using independently generated models (including where existing models are independently recalibrated), assessing the valuations against appropriate proxy instruments and other benchmarks, and performing extrapolation techniques. Assessment is made as to whether the valuation techniques produce fair value estimates that are reflective of market levels by calibrating the results of the valuation models against market transactions where possible.

437

Deutsche Bank
Annual Report 2024

Valuation techniques

The Group has an established valuation control framework which governs internal control standards, methodologies, valuation techniques and procedures over the valuation process and fair value measurement. The current market conditions including the ongoing macro-economic challenges and geopolitical uncertainties required additional focus and review in certain areas, during the year 2024 including assessment of bid-offer spreads to ensure they are representative of fair value.

The following is an explanation of the valuation techniques used in establishing the fair value of the different types of financial instruments that the Group trades.

Sovereign, quasi-sovereign and corporate debt and equity securities – Where there are no recent transactions then fair value may be determined from the last market price adjusted for all changes in risks and information since that date. Where a close proxy instrument is quoted in an active market then fair value is determined by adjusting the proxy value for differences in the risk profile of the instruments. Where close proxies are not available then fair value is estimated using more complex modelling techniques. These techniques include discounted cash flow models using current market rates for credit, interest, liquidity and other risks. For equity securities modeling techniques may also include those based on earnings multiples.

Mortgage- and other asset-backed securities (MBS/ABS) include residential and commercial MBS and other ABS including collateralized debt obligations (CDO). ABS have specific characteristics as they have different underlying assets, and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves ABS, as is the case with many of the CDO instruments.

Where no reliable external pricing is available, ABS are valued, where applicable, using either relative value analysis which is performed based on similar transactions observable in the market, or industry-standard valuation models making largest possible use of available observable inputs. The industry standard models calculate principal and interest payments for a given deal based on assumptions that can be independently price tested. The inputs include prepayment speeds, loss assumptions (timing and severity) and a discount rate (spread, yield or discount margin). These inputs/assumptions are derived from actual transactions, external market research and market indices where appropriate.

Loans – For certain loans fair value may be determined from the market price on a recently occurring transaction adjusted for all changes in risks and information since that transaction date. Where there are no recent market transactions then broker quotes, consensus pricing, proxy instruments or discounted cash flow models are used to determine fair value. Discounted cash flow models incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or CDS markets, where available and appropriate.

Leveraged loans can have transaction-specific characteristics which can limit the relevance of market-observed transactions. Where similar transactions exist for which observable quotes are available from external pricing services then this information is used with appropriate adjustments to reflect the transaction differences. When no similar transactions exist, a discounted cash flow valuation technique is used with credit spreads derived from the appropriate leveraged loan index, incorporating the industry classification, subordination of the loan, and any other relevant information on the loan and loan counterparty.

Over-the-counter derivative financial instruments – Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices are valued using market standard models and quoted parameter inputs. Parameter inputs are obtained from pricing services, consensus pricing services and recently occurring transactions in active markets wherever possible.

More complex instruments are modeled using more sophisticated modeling techniques specific for the instrument and are calibrated to available market prices. Where the model output value does not calibrate to a relevant market reference then valuation adjustments are made to the model output value to adjust for any difference. In less active markets, data is obtained from less frequent market transactions, broker quotes and through extrapolation and interpolation techniques. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.

438

Deutsche Bank
Annual Report 2024

Financial liabilities designated at fair value through profit or loss under the fair value option – The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group’s credit risk relevant for that financial liability (i.e., own credit adjustment (OCA) for structured notes). Under IFRS 9, the own credit component of change in the fair value is reported under other comprehensive income (OCI). Financial liabilities included in this classification are structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve (i.e., utilizing the spread at which similar instruments would be traded as at the measurement date as this reflects the value from the perspective of a market participant who holds the identical item as an asset).

Where the financial liabilities designated at fair value through profit or loss under the fair value option are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.

Investment contract liabilities – Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).

Fair value hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

Level 1 – Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets.

These include: government bonds, exchange-traded derivatives and equity securities traded on active, liquid exchanges.

Level 2 – Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all significant inputs to that technique are observable.

These include: many OTC derivatives, many investment-grade listed credit bonds, some CDS.

Level 3 – Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an input to that technique which is unobservable, and which can have a significant impact on the fair value.

These include: more-complex OTC derivatives, distressed debt, highly-structured bonds, illiquid asset-backed securities (ABS), illiquid CDO’s (cash and synthetic), some private equity placements, many commercial real estate (CRE) loans, illiquid loans, and some municipal bonds.

439

Deutsche Bank
Annual Report 2024

Financial instruments held at fair value1

	Dec 31, 2024			Dec 31, 2023
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:
Trading assets	52,387	78,237	9,148	53,095	62,760	9,420
Trading securities	52,387	69,507	2,964	52,886	59,752	3,194
Other trading assets	0	8,730	6,184	210	3,007	6,226
Positive market values from derivative financial instruments	912	282,909	7,933	2,198	241,460	8,198
Non-trading financial assets mandatory at fair value through profit or loss	1,346	107,173	5,805	2,275	80,744	5,028
Financial assets designated at fair value through profit or loss	0	0	0	0	75	0
Financial assets at fair value through other comprehensive income	21,901	16,806	3,383	18,273	14,324	2,949
Other financial assets at fair value	1,488	(1,117)[2]	12	1,353	(469)[2]	5
Total financial assets held at fair value	78,034	484,008	26,281	77,193	398,894	25,599

Financial liabilities held at fair value:
Trading liabilities	30,765	12,614	119	36,361	7,617	27
Trading securities	30,765	11,073	26	36,361	6,727	26
Other trading liabilities	0	1,542	93	0	890	0
Negative market values from derivative financial instruments	2,238	265,450	8,707	2,333	228,261	7,666
Financial liabilities designated at fair value through profit or loss	0	87,479	4,569	169	80,309	3,248
Investment contract liabilities	0	454	0	0	484	0
Other financial liabilities at fair value	539	3,116[2]	(13)[3]	486	1,213[2]	(85)[3]
Total financial liabilities held at fair value	33,543	369,113	13,382	39,349	317,884	10,856

1 Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 1 “Material accounting policies and critical accounting estimates”

2 Predominantly relates to derivatives qualifying for hedge accounting

3 Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications

During the year 2024, there were transfers in trading securities and non-trading financial assets from Level 1 to Level 2 amounting to € 14 billion of assets and € 6 billion of liabilities; along with transfers from Level 2 to Level 1 of € 9 billion in assets and € 3 billion in liabilities. The assessment of Level 1 versus Level 2 is based on liquidity testing procedures.

Analysis of financial instruments with fair value derived from valuation techniques containing significant unobservable parameters (Level 3)

Some of the financial assets and financial liabilities in Level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented gross.

Trading securities – Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential MBS, collateralized debt obligation securities and other ABS are reported here. The decrease in the period is driven by sales, settlements, and net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments, partially offset by purchases and gains.

Positive and negative market values from derivative instruments categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain longer-term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.

Level 3 derivatives include certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives; multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable.

The decrease in assets during the period are driven by settlements and net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments, partially offset by gains. The increase in liabilities during the period are driven by losses, net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments, partially offset by settlements.

440

Deutsche Bank
Annual Report 2024

Other trading instruments classified in Level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. The decrease in the period is driven by settlements, sales and net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments partially offset by issuances, purchases and gains.

Non-trading financial assets mandatory at fair value through profit or loss classified in Level 3 of fair value hierarchy include any non-trading financial asset that does not fall into the hold to collect nor hold to collect and sell business models. This includes predominately reverse repurchase agreements which are managed on a fair value basis. Additionally, any financial asset that falls into the hold to collect or hold to collect and sell business models for which the contractual cash flow characteristics are not SPPI. The increase in the period is driven by purchases, issuances and gains, partially offset by settlements and net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments.

Financial assets/liabilities designated at fair value through profit or loss – Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option were categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the third level of the hierarchy because the utilization in the event of the default parameter is significant and unobservable.

In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. There are no assets designated at fair value during the period. The increase in liabilities during the period is driven by issuances and losses partially offset by net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments and settlements.

Financial assets at fair value through other comprehensive income include non-performing loan portfolios where there is no trading intent, and the market is very illiquid. The increase in the period is driven by issuances, purchases, net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments and gains, partially offset by settlements and sales.

441

Deutsche Bank
Annual Report 2024

Reconciliation of financial instruments classified in Level 3

Reconciliation of financial instruments classified in Level 3

	Dec 31, 2024
in € m.	Balance, beginning of year	Changes in the group of consoli- dated companies	Total gains/ losses[1]	Purchases	Sales	Issu- ances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of year
Financial assets held at fair value:
Trading securities	2,995	0	230	1,985	(1,558)	0	(482)	371	(577)	2,964
Positive market values from derivative financial instruments	8,198	0	454	0	0	0	(583)	2,257	(2,394)	7,933
Other trading assets	6,226	0	77	814	(1,378)	2,513	(2,016)	706	(756)	6,184
Non-trading financial assets mandatory at fair value through profit or loss	5,226	(1)	88	1,736	(80)	736	(1,098)	365	(1,170)	5,805
Financial assets designated at fair value through profit or loss	0	0	0	0	0	0	0	0	0	0
Financial assets at fair value through other comprehensive income	2,949	0	126[5]	776	(378)	978	(1,322)	716	(462)	3,383
Other financial assets at fair value	5	0	3	0	0	0	0	5	(1)	12
Total financial assets held at fair value	25,599	(1)	977[6,7]	5,311	(3,393)	4,227	(5,501)	4,421	(5,359)	26,281
Financial liabilities held at fair value:
Trading securities	26	0	(0)	0	0	0	0	0	0	26
Negative market values from derivative financial instruments	7,666	0	1,186	0	0	0	(175)	2,156	(2,126)	8,707
Other trading liabilities	0	0	0	0	0	0	93	0	0	93
Financial liabilities designated at fair value through profit or loss	3,248	0	129	0	0	2,958	(474)	377	(1,669)	4,569
Other financial liabilities at fair value	(85)	0	102	0	0	0	18	1	(49)	(13)
Total financial liabilities held at fair value	10,856	0	1,417[6,7]	0	0	2,958	(537)	2,533	(3,844)	13,382

1 Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets at fair value through other comprehensive income reported in the consolidated statement of income and unrealized net gains (losses) on financial assets at fair value through other comprehensive income and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters

2 Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower

3 Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements

4 Transfers in and transfers out of Level 3 are related to changes in observability of input parameters. During the year they are recorded at their fair value at the beginning of year. For instruments transferred into Level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly, for instruments transferred out of Level 3 the table does not show any gains or losses or cash flows on the instruments during the year since the table is presented as if they have been transferred out at the beginning of the year

5 Total gains and losses on financial assets at fair value through other comprehensive income include a gain of € 29 million recognized in other comprehensive income, net of tax

6 This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 362 million and for total financial liabilities held at fair value this is a loss of € 19 million

7 For assets positive balances represent gains, negative balances represent losses. For liabilities positive balances represent losses, negative balances represent gains

442

Deutsche Bank
Annual Report 2024

	Dec 31, 2023
in € m.	Balance, beginning of year	Changes in the group of consoli- dated companies	Total gains/ losses[1]	Purchases	Sales	Issu- ances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of year
Financial assets held at fair value:
Trading securities	3,053	0	22	1,651	(974)	43	(615)	545	(532)	3,194
Positive market values from derivative financial instruments	9,564	0	104	0	0	0	(538)	2,073	(3,006)	8,198
Other trading assets	5,494	0	42	604	(997)	2,253	(1,424)	636	(383)	6,226
Non-trading financial assets mandatory at fair value through profit or loss	5,790	15	(51)	682	(254)	504	(1,190)	211	(681)	5,028
Financial assets designated at fair value through profit or loss	94	0	0	0	0	0	(94)	0	0	0
Financial assets at fair value through other comprehensive income	2,676	0	(65)[5]	238	(214)	1,918	(1,280)	184	(509)	2,949
Other financial assets at fair value	5	0	0	0	0	0	0	0	1	5
Total financial assets held at fair value	26,675	15	53[6,7]	3,176	(2,438)	4,719	(5,140)	3,650	(5,110)	25,599
Financial liabilities held at fair value:
Trading securities	30	0	(4)	0	0	0	0	0	(0)	26
Negative market values from derivative financial instruments	8,500	0	101	0	0	0	(435)	1,848	(2,348)	7,666
Other trading liabilities	3	0	3	0	0	0	(6)	0	0	0
Financial liabilities designated at fair value through profit or loss	2,792	0	43	0	0	2,272	(853)	27	(1,032)	3,248
Other financial liabilities at fair value	(511)	0	325	0	0	0	54	3	44	(85)
Total financial liabilities held at fair value	10,815	0	468[6,7]	0	0	2,272	(1,240)	1,878	(3,336)	10,856

1 Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets at fair value through other comprehensive income reported in the consolidated statement of income and unrealized net gains (losses) on financial assets at fair value through other comprehensive income and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters

2 Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower

3 Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements

4 Transfers in and transfers out of Level 3 are related to changes in observability of input parameters. During the year they are recorded at their fair value at the beginning of year. For instruments transferred into Level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly, for instruments transferred out of Level 3 the table does not show any gains or losses or cash flows on the instruments during the year since the table is presented as if they have been transferred out at the beginning of the year

5 Total gains and losses on financial assets at fair value through other comprehensive income include a loss of € 17 million recognized in other comprehensive income, net of tax and a loss of € 3 million recognized in the income statement presented in net gains (losses)

6 This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a loss of € 273 million and for total financial liabilities held at fair value this is a gain of € 44 million

7 For assets positive balances represent gains, negative balances represent losses. For liabilities positive balances represent losses, negative balances represent gains

Sensitivity analysis of unobservable parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group’s approach to valuation control detailed above.

The Group’s sensitivity calculation of unobservable parameters for Level 3 aligns to the approach used to assess valuation uncertainty for prudent valuation purposes. Prudent valuation is a capital requirement for assets held at fair value. It provides a mechanism for quantifying and capitalizing valuation uncertainty in accordance with the European Commission Delegated Regulation (EU) 2016/101, which supplements Article 34 of Regulation (EU) No. 2019/876 (CRR), requiring institutions to apply the requirements of Article 105 (14) to all assets measured at fair value and to deduct any additional value adjustments from CET1 capital. This utilizes an exit price analysis performed for the relevant assets and liabilities in the Prudent Valuation assessment.

443
Deutsche Bank
Annual Report 2024

If the Group marked Level 3 financial instruments using parameter values drawn from the extremes of the ranges of reasonably possible alternatives, as of December 31, 2024 it could have increased fair value by as much as € 2.1 billion or decreased fair value by as much as € 1.3 billion. As of December 31, 2023 it could have increased fair value by as much as € 1.8 billion or decreased fair value by as much as € 1.3 billion.

The changes in sensitive amounts from December 31, 2023 to December 31, 2024 were an increase in positive fair value movement of € 261 million, and an increase in negative fair value movement of € 64 million.

The change in positive fair value movements from December 31, 2023 to December 31, 2024 represents a 15% increase and the change in negative fair value movements represents a 5% increase. In the period, the bank has made refinements to the methodology for the calculation of L3 fair value sensitivity. These do not change the fair value of the L3 financial instruments. The Group’s sensitivity calculation of unobservable parameters for level 3 continues to align to the approach used to assess valuation uncertainty for prudent valuation purposes.

This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives. Hence, the estimates disclosed above are likely to be greater than the true uncertainty in fair value at the balance sheet date. Furthermore, the disclosure is neither predictive nor indicative of future movements in fair value.

For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence, for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.

Breakdown of the sensitivity analysis by type of instrument1

	Dec 31, 2024		Dec 31, 2023
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Securities:
Debt securities	308	276	196	221
Commercial mortgage-backed securities	17	17	16	27
Mortgage and other asset-backed securities	11	11	12	19
Corporate, sovereign and other debt securities	280	248	167	176
Equity securities	78	77	94	93
Derivatives:
Credit	207	105	200	101
Equity	36	33	44	38
Interest related	798	337	633	368
Foreign Exchange	56	24	47	17
Other	110	105	91	86
Loans:
Loans	458	387	486	355
Other	0	0	0	0
Total	2,052	1,343	1,790	1,278

1 Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table

444

Deutsche Bank
Annual Report 2024

Quantitative information about the sensitivity of significant unobservable inputs

The behavior of the unobservable parameters on Level 3 fair value measurement is not necessarily independent, and dynamic relationships often exist between the other unobservable parameters and the observable parameters. Such relationships, where material to the fair value of a given instrument, are explicitly captured via correlation parameters, or are otherwise controlled via pricing models or valuation techniques. Frequently, where a valuation technique utilizes more than one input, the choice of a certain input will bound the range of possible values for other inputs. In addition, broader market factors (such as interest rates, equity, credit or commodity indices or foreign exchange rates) can also have effects.

The range of values shown below represents the highest and lowest inputs used to value the significant exposures within Level 3. The diversity of financial instruments that make up the disclosure is significant and therefore the ranges of certain parameters can be large. For example, the range of credit spreads on mortgage-backed securities represents performing, more liquid positions with lower spreads than the less liquid, non-performing positions which will have higher credit spreads. As Level 3 contains the less liquid fair value instruments, the wide ranges of parameters seen is to be expected, as there is a high degree of pricing differentiation within each exposure type to capture the relevant market dynamics. The table below provides a brief description of each of the principal parameter types, along with a commentary on significant interrelationships between them.

Credit Parameters are used to assess the creditworthiness of an exposure, by enabling the probability of default and resulting losses of a default to be represented. The credit spread is the primary reflection of creditworthiness and represents the premium or yield return above the benchmark reference instrument (typically LIBOR, or relevant Treasury Instrument, depending upon the asset being assessed), that a bond holder would require to allow for the credit quality difference between that entity and the reference benchmark. Higher credit spreads will indicate lower credit quality, and lead to a lower value for a given bond, or other loan-asset that is to be repaid to the bank by the borrower. Recovery rates represent an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond. Higher recovery rates will give a higher valuation for a given bond position, if other parameters are held constant. Constant default rate and constant prepayment rate allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value opinion for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher constant default rate will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash.

Interest rates, credit spreads, inflation rates, foreign exchange rates and equity prices are referenced in some option instruments, or other complex derivatives, where the payoff a holder of the derivative will receive is dependent upon the behavior of these underlying references through time. Volatility parameters describe key attributes of option behavior by enabling the variability of returns of the underlying instrument to be assessed. This volatility is a measure of probability, with higher volatilities denoting higher probabilities of a particular outcome occurring. The underlying references (interest rates, credit spreads etc.) have an effect on the valuation of options, by describing the size of the return that can be expected from the option. Therefore, the value of a given option is dependent upon the value of the underlying instrument, and the volatility of that instrument, representing the size of the payoff, and the probability of that payoff occurring. Where volatilities are high, the option holder will see a higher option value as there is greater probability of positive returns. A higher option value will also occur where the payoff described by the option is significant.

Correlations are used to describe influential relationships between underlying references where a derivative or other instrument has more than one underlying reference. Behind some of these relationships, for example commodity correlation and interest rate-foreign exchange correlations, typically lie macroeconomic factors such as the impact of global demand on groups of commodities, or the pricing parity effect of interest rates on foreign exchange rates. More specific relationships can exist between credit references or equity stocks in the case of credit derivatives and equity basket derivatives, for example. Credit correlations are used to estimate the relationship between the credit performance of a range of credit names, and stock correlations are used to estimate the relationship between the returns of a range of equities. A derivative with a correlation exposure will be either long- or short-correlation. A high correlation suggests a strong relationship between the underlying references is in force, and this will lead to an increase in value of a long-correlation derivative. Negative correlations suggest that the relationship between underlying references is opposing, i.e., an increase in price of one underlying reference will lead to a reduction in the price of the other.

An EBITDA (‘earnings before interest, tax, depreciation and amortization’) multiple approach can be used in the valuation of less liquid securities. Under this approach the enterprise value (‘EV’) of an entity can be estimated via identifying the ratio of the EV to EBITDA of a comparable observable entity and applying this ratio to the EBITDA of the entity for which a valuation is being estimated. Under this approach a liquidity adjustment is often applied due to the difference in liquidity between the generally listed comparable used and the company under valuation. A higher EV/EBITDA multiple will result in a higher fair value.

445

Deutsche Bank
Annual Report 2024

Financial instruments classified in Level 3 and quantitative information about unobservable inputs

	Dec 31, 2024
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)¹	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – Non-Derivative financial instruments held at fair value:
Mortgage and other asset backed securities held for trading:
Commercial mortgage-backed securities	31	0	Price based	Price	0%	102%
			Discounted cash flow	Credit spread (bps)	167	1,486
Mortgage- and other asset-backed securities	93	0	Price based	Price	0%	107%
			Discounted cash flow	Credit spread (bps)	106	1,027
				Recovery rate	60%	85%
				Constant default rate	0%	4%
				Constant prepayment rate	4%	18%
Total mortgage- and other asset-backed securities	124	0
Debt securities and other debt obligations	4,379	4,537	Price based	Price	0%	300%
Held for trading	2,726	26	Discounted cash flow	Credit spread (bps)	9	651
Corporate, sovereign and other debt securities	2,726
Non-trading financial assets mandatory at fair value through profit or loss	1,499
Designated at fair value through profit or loss	0	4,512
Financial assets at fair value through other comprehensive income	154
Equity securities	809	0	Market approach	Price per net asset value	0%	100%
Held for trading	114	0		Enterprise value/EBITDA (multiple)	5	14
				Enterprise value/Revenue (multiple)	1	15
Non-trading financial assets mandatory at fair value through profit or loss	695		Discounted cash flow	Weighted average cost capital	9%	20%
Designated at fair value through profit or loss	0		Price based	Price	0%	100%
Loans	10,817	93	Price based	Price	0%	123%
Held for trading	5,931	93	Discounted cash flow	Credit spread (bps)	100	1,621
Non-trading financial assets mandatory at fair value through profit or loss	1,779
Designated at fair value through profit or loss	0	0		Recovery rate	40%	84%
Financial assets at fair value through other comprehensive income	3,107
Loan commitments	0	6	Discounted cash flow	Credit spread (bps)	226	954
				Recovery rate	40%	84%
			Loan pricing model	Utilization	0%	100%
Other financial instruments	2,208[2]	51[3]	Discounted cash flow	IRR	7%	13%
				Repo rate (bps)	30	285
Total non-derivative financial instruments held at fair value	18,336	4,688

1 Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position

2 Other financial assets include € 253 million of other trading assets, € 1.8 billion of other non-trading financial assets mandatory at fair value, and € 123 million other financial assets at fair value through other comprehensive income

3 Other financial liabilities include € 51 million of securities sold under repurchase agreements designated at fair value

446

Deutsche Bank
Annual Report 2024

	Dec 31, 2024
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	5,218	5,207	Discounted cash flow	Swap rate (bps)	(4,176)	3,975
				Inflation swap rate	0%	5%
				Constant default rate	0%	12%
				Constant prepayment rate	4%	16%
			Option pricing model	Inflation volatility	0%	6%
				Interest rate volatility	0%	3%
				IR - IR correlation	(10)%	99%
				Hybrid correlation	(70)%	55%
Credit derivatives	510	562	Discounted cash flow	Credit spread (bps)	15	1,148
				Recovery rate	0%	40%
			Correlation pricing model	Credit correlation	0%	0%
Equity derivatives	642	1,201	Option pricing model	Stock volatility	2%	86%
				Index volatility	9%	27%
				Index - index correlation	0%	0%
				Stock - stock correlation	0%	0%
				Stock Forwards	0%	1%
				Index Forwards	0%	1%
FX derivatives	995	1,470	Option pricing model	Volatility	(9)%	33%
				Quoted Vol	0%	0%
			Discounted cash flow	Swap rate (bps)	(3)	100
Other derivatives	580	254[1]	Discounted cash flow	Credit spread (bps)	286	626
			Option pricing model	Index volatility	0%	160%
				Price	17%	75%
				Commodity correlation	0%	87%
Total market values from derivative financial instruments	7,945	8,694

1 Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated

447

Deutsche Bank
Annual Report 2024

	Dec 31, 2023
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)¹	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – Non-Derivative financial instruments held at fair value:
Mortgage and other asset backed securities held for trading:
Commercial mortgage-backed securities	86	0	Price based	Price	0%	102%
			Discounted cash flow	Credit spread (bps)	220	1,830
Mortgage- and other asset-backed securities	94	0	Price based	Price	0%	104%
			Discounted cash flow	Credit spread (bps)	110	1,828
				Recovery rate	50%	85%
				Constant default rate	0%	2%
				Constant prepayment rate	2%	29%
Total mortgage- and other asset-backed securities	180	0
Debt securities and other debt obligations	4,385	3,116	Price based	Price	0%	300%
Held for trading	2,887	26	Discounted cash flow	Credit spread (bps)	84	651
Corporate, sovereign and other debt securities	2,887
Non-trading financial assets mandatory at fair value through profit or loss	1,254
Designated at fair value through profit or loss	0	3,089
Financial assets at fair value through other comprehensive income	244
Equity securities	778	0	Market approach	Price per net asset value	0%	100%
Held for trading	127	0		Enterprise value/EBITDA (multiple)	5	15

Non-trading financial assets mandatory at fair value through profit or loss	652		Discounted cash flow	Weighted average cost capital	18%	20%
Designated at fair value through profit or loss	0		Price based	Price	0%	100%
Loans	9,405	0	Price based	Price	0%	124%
Held for trading	6,121	0	Discounted cash flow	Credit spread (bps)	12	1,207
Non-trading financial assets mandatory at fair value through profit or loss	696
Designated at fair value through profit or loss	0	0		Recovery rate	40%	75%
Financial assets at fair value through other comprehensive income	2,588
Loan commitments	0	5	Discounted cash flow	Credit spread (bps)	169	1,070
				Recovery rate	40%	76%
			Loan pricing model	Utilization	0%	100%
Other financial instruments	2,647[2]	154[3]	Discounted cash flow	IRR	7%	13%
				Repo rate (bps)	120	595
Total non-derivative financial instruments held at fair value	17,396	3,275

1 Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position

2 Other financial assets include € 104 million of other trading assets, € 2.4 billion of other non-trading financial assets mandatory at fair value, and € 117 million other financial assets at fair value through other comprehensive income

3 Other financial liabilities include € 154 million of securities sold under repurchase agreements designated at fair value

448

Deutsche Bank
Annual Report 2024

	Dec 31, 2023
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	4,997	4,070	Discounted cash flow	Swap rate (bps)	(3,932)	4,150
				Inflation swap rate	1%	15%
				Constant default rate	0%	18%
				Constant prepayment rate	0%	26%
			Option pricing model	Inflation volatility	0%	7%
				Interest rate volatility	0%	43%
				IR - IR correlation	(10)%	96%
				Hybrid correlation	(90)%	65%
Credit derivatives	501	503	Discounted cash flow	Credit spread (bps)	2	7,535
				Recovery rate	8%	40%
			Correlation pricing model	Credit correlation	26%	59%
Equity derivatives	339	1,027	Option pricing model	Stock volatility	0%	84%
				Index volatility	7%	23%
				Index - index correlation	0%	0%
				Stock - stock correlation	0%	0%
				Stock Forwards	0%	3%
				Index Forwards	0%	6%
FX derivatives	1,765	1,850	Option pricing model	Volatility	(6)%	39%
				Quoted Vol	0%	0%
			Discounted cash flow	Swap rate (bps)	(7)	50
Other derivatives	601	130[1]	Discounted cash flow	Credit spread (bps)	234	610
			Option pricing model	Index volatility	0%	129%
				Price	73%	77%
				Commodity correlation	0%	85%
Total market values from derivative financial instruments	8,203	7,581

1 Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated

Unrealized gains or losses on Level 3 instruments held or in issue at the reporting date

The unrealized gains or losses on Level 3 instruments are not solely due to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the Level 3 classified instruments themselves held at the reporting date in accordance with IFRS 13. The unrealized gains and losses on Level 3 instruments are included in both net interest income and net gains on financial assets/liabilities at fair value through profit or loss in the consolidated income statement.

in € m.	Dec 31, 2024	Dec 31, 2023
Financial assets held at fair value:
Trading securities	113	29
Positive market values from derivative financial instruments	1,535	1,347
Other trading assets	(54)	59
Non-trading financial assets mandatory at fair value through profit or loss	57	(47)
Financial assets designated at fair value through profit or loss	0	0
Financial assets at fair value through other comprehensive income	(4)	(2)
Other financial assets at fair value	(3)	(0)
Total financial assets held at fair value	1,645	1,385
Financial liabilities held at fair value:
Trading securities	0	4
Negative market values from derivative financial instruments	(1,930)	(1,287)
Other trading liabilities	0	0
Financial liabilities designated at fair value through profit or loss	(104)	(53)
Other financial liabilities at fair value	(102)	(268)
Total financial liabilities held at fair value	(2,135)	(1,604)
Total	(490)	(219)

449

Deutsche Bank
Annual Report 2024

Recognition of trade date profit

If there are significant unobservable inputs used in a valuation technique on initial recognition, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the movement during the year of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

in € m.	2024	2023
Balance, beginning of year	577	550
New trades during the period	343	295
Amortization	(141)	(144)
Matured trades	(53)	(69)
Subsequent move to observability[1]	(36)[2]	(53)
Exchange rate changes	1	(1)
Balance, end of year	691	577

1 This includes situations where an input remains unobservable but has become insignificant in relation to the deferred trade date profit in periods subsequent to the trade date

2 During the second quarter of 2024, the Group refined its methodology for the significance test of unobservable inputs subsequent to the trade date. This resulted in release of € 15 million in the second quarter of 2024

450

Deutsche Bank
Annual Report 2024

14 – Fair Value of Financial Instruments not carried at Fair Value

Financial instruments not carried at fair value are not managed on a fair value basis. For these instruments fair values are calculated for disclosure purposes only and do not impact the Group balance sheet or income statement. Additionally, since the instruments generally do not trade, there is significant management judgment required to determine these fair values. Differences between the carrying value and the fair value correspond to the movements in interest rates during the period.

For the following financial instruments which are predominantly short-term, the carrying value represents a reasonable estimate of the fair value:

Assets	Liabilities
Cash and central bank balances	Deposits
Interbank balances (w/o central banks)	Central bank funds purchased, and securities sold under repurchase agreements
Central bank funds sold, and securities purchased under resale agreements	Securities loaned
Securities borrowed	Other short-term borrowings
Other financial assets	Other financial liabilities

For all other financial instruments carried at amortized cost, the following valuation techniques are applied:

– Retail lending portfolios with a large number of homogenous loans (e.g., residential mortgages) calculate the fair value for each product type by discounting the portfolio’s contractual cash flows using the Group’s new loan rates, for lending to borrowers of similar credit quality, which includes the impact of the macroeconomic environment. Key inputs for retail mortgages are the difference between historic and current product margins and the estimated prepayment rates. Capitalized broker fees included in the carrying value are also considered to be at fair value.

– The fair value of the corporate lending portfolio is estimated predominantly by discounting the loan until it’s maturity, based on the loan specific credit spreads and Deutsche Bank’s funding costs.

– For long-term debt and trust preferred securities, fair value is determined from quoted market prices, where available. Where quoted market prices are not available, fair value is estimated using a valuation technique that discounts the remaining contractual cash flows at a rate at which an instrument with similar characteristics is quoted in the market.

– A discounted cash flow model is generally used for determining the fair value of long-term deposits since market data is usually not available. In addition to the yield curve, Deutsche Bank’s own credit spread is also considered. Credit spreads of the respective counterparties are not used in the measurement of fair value on financial liabilities at amortized cost.

For these financial instruments carried at amortized costs, the disclosed fair value is categorized under the IFRS fair value hierarchy (i.e., Level 1, Level 2, and Level 3) as outlined in Note 13 - “Financial Instruments carried at Fair Value”. In general, Level 1 includes Cash and Central bank balances; Level 2 includes Interbank balances (w/o central banks), Central bank funds sold, and securities purchased under resale agreements, Securities borrowed, Other financial assets, Deposits, Central bank funds purchased, and securities sold under repurchase agreements, Securities loaned, Other short- term borrowings, Other financial liabilities, Long- term debt and Trust preferred securities; and Level 3 includes Loans.

Estimated fair value of financial instruments not carried at fair value on the balance sheet1

	Dec 31, 2024
in € m.	Carrying value	Fair value	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets:
Cash and central bank balances	147,494	147,494	147,494	0	0
Interbank balances (w/o central banks)	6,160	6,160	(0)	6,160	0
Central bank funds sold and securities purchased under resale agreements	40,803	40,923	0	40,923	0
Securities borrowed	44	44	0	44	0
Loans	478,921	470,058	0	13,338	456,720
Other financial assets	92,556	91,214	12,063	78,482	669
Financial liabilities:
Deposits	666,261	667,609	2	667,607	0
Central bank funds purchased and securities sold under repurchase agreements	3,740	3,727	0	3,727	0
Securities loaned	2	2	0	2	0
Other short-term borrowings	9,895	9,903	0	9,903	0
Other financial liabilities	79,371	79,371	2,237	77,134	0
Long-term debt	114,899	114,496	0	112,033	2,463
Trust preferred securities	287	273	0	273	0

451

Deutsche Bank
Annual Report 2024

	Dec 31, 2023
in € m.	Carrying value	Fair value	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets:
Cash and central bank balances	178,416	178,416	178,416	0	0
Interbank balances (w/o central banks)	6,140	6,140	0	6,140	0
Central bank funds sold and securities purchased under resale agreements	14,725	14,778	0	14,034	744
Securities borrowed	39	39	0	39	0
Loans	473,705	454,972	0	11,519	443,453
Other financial assets	106,596	105,132	13,304	90,973	855
Financial liabilities:
Deposits	622,035	624,731	2	624,729	0
Central bank funds purchased and securities sold under repurchase agreements	3,038	3,031	0	3,031	0
Securities loaned	3	3	0	3	0
Other short-term borrowings	9,620	9,628	0	9,628	0
Other financial liabilities	99,272	99,272	1,961	97,311	0
Long-term debt	119,390	117,510	0	113,723	3,787
Trust preferred securities	289	264	0	264	0

1 Amounts generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in Note 1 “Material Accounting Policies and Critical Accounting Estimates”

As of December 31, 2024, the difference between the fair value and the carrying value of loans is primarily driven by the current interest rates on long-dated retail mortgages in Germany compared to the contractual rate. Partly offsetting the loan carrying amount were macro hedge accounting adjustments under the EU carve-out version of IAS 39, which were € 5.0 billion as of December 31, 2024 and € 5.6 billion as of December 31, 2023. The deposits’ fair value was greater than the carrying value as the carrying value included negative macro hedge accounting adjustments under the EU carve-out version of IAS 39 of € 1.4 billion and € 3.4 billion as of December 31, 2024, and December 31, 2023, respectively. For long-term debt and trust preferred securities, the difference between fair value and carrying value is due to the change in interest rates at which the Group could issue debt with similar maturity and subordination at the balance sheet date compared to the rate the instrument was issued at. The carrying values included in the table do not include any impacts from economic hedges.

15 – Financial assets at fair value through other comprehensive income

in € m.	Dec 31, 2024	Dec 31, 2023
Securities purchased under resale agreement	2,786	1,805
Debt securities:
German government	2,006	1,566
U.S. Treasury and U.S. government agencies	10,640	9,232
U.S. local (municipal) governments	719	446
Other foreign governments	18,661	15,672
Corporates	189	686
Other asset-backed securities	0	0
Mortgage-backed securities, including obligations of U.S. federal agencies	414	442
Other debt securities	1,607	831
Total debt securities	34,236	28,874
Loans	5,068	4,867
Total financial assets at fair value through other comprehensive income	42,090	35,546

452

Deutsche Bank
Annual Report 2024

16 – Equity Method Investments

Investments in associates and jointly controlled entities are accounted for using the equity method of accounting.

The Group holds interests in 49 associates and 8 jointly controlled entities as of December 31, 2024 (54 and 6, respectively, as of December 31, 2023). None of the investments are considered to be material to the Group, based on the carrying value of the investment or the Group’s income from the investee.

The investment in Huarong Rongde Asset Management Company Limited, Beijing, China and Harvest Fund Management Company Limited, Shanghai, China were previously reported as material equity method investments, but are no longer considered to be material to the Group as of December 31, 2024 and are included in the aggregated financial information in the table below. Prior year’s comparatives have been aligned to the presentation in the current year.

Aggregated financial information on the Group’s share in associates and joint ventures that are individually immaterial

in € m.	Dec 31, 2024	31-Dec-23
Carrying amount of all associates that are individually immaterial to the Group	1,028	1,013
Aggregated amount of the Group's share of profit (loss) from continuing operations[1]	(4)	(107)
Aggregated amount of the Group's share of post-tax profit (loss) from discontinued operations	0	0
Aggregated amount of the Group's share of other comprehensive income	(1)	(16)
Aggregated amount of the Group's share of total comprehensive income	(5)	(123)

1 Includes share of net loss from Huarong Rongde Asset Management Company Limited, for € 32 million and € 129 million, respectively, as of December 31,2024 and December 31,2023.

453

Deutsche Bank
Annual Report 2024

17 – Offsetting Financial Assets and Financial Liabilities

The Group is eligible to present certain financial assets and financial liabilities on a net basis on the balance sheet pursuant to criteria described in Note 1 “Material Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments”.

The following tables provide information on the impact of offsetting on the consolidated balance sheet, as well as the financial impact of netting for instruments subject to an enforceable master netting arrangement or similar agreement as well as available cash and financial instrument collateral.

Assets

	Dec 31, 2024
			Net amounts of financial assets presented on the balance sheet	Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet		Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral¹	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	54,483	(14,429)	40,053	0	0	(39,831)	223
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	749	0	749	0	0	(749)	0
Securities borrowed (enforceable)	32	0	32	0	0	(32)	0
Securities borrowed (non-enforceable)	11	0	11	0	0	0	11
Financial assets at fair value through profit or loss (enforceable)	615,599	(232,657)	382,942	(231,198)	(33,729)	(108,134)	9,881
Of which: Positive market values from derivative financial instruments (enforceable)	298,469	(16,116)	282,353	(229,560)	(33,689)	(9,392)	9,712
Financial assets at fair value through profit or loss (non-enforceable)	162,908	0	162,908	0	(1,303)	(6,993)	154,611
Of which: Positive market values from derivative financial instruments (non-enforceable)	9,400	0	9,400	0	(1,188)	(1,344)	6,868
Total financial assets at fair value through profit or loss	778,507	(232,657)	545,849	(231,198)	(35,032)	(115,127)	164,492
Loans at amortized cost	478,921	0	478,921	0	(10,836)	(72,983)	395,102
Other assets	105,782	(4,574)	101,207	(24,794)	(52)	(30)	76,331
Of which: Positive market values from derivatives qualifying for hedge accounting (enforceable)	456	(73)	383	(255)	(52)	(30)	46
Remaining assets subject to netting	2,786	0	2,786	0	0	0	2,786
Remaining assets not subject to netting	217,567	0	217,567	0	(623)	(4,438)	212,506
Total assets	1,638,838	(251,661)	1,387,177	(255,993)	(46,543)	(233,190)	851,451

1 Excludes real estate and other non-financial instrument collateral.

454

Deutsche Bank
Annual Report 2024

Liabilities

	Dec 31, 2024
			Net amounts of financial liabilities presented on the balance sheet	Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet		Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposits	666,261	0	666,261	0	0	0	666,261
Central bank funds purchased and securities sold under repurchase agreements (enforceable)	16,819	(14,429)	2,390	0	0	(2,390)	0
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	1,350	0	1,350	0	0	(123)	1,227
Securities loaned (enforceable)	1	0	1	0	0	(1)	0
Securities loaned (non-enforceable)	1	0	1	0	0	(1)	0
Financial liabilities at fair value through profit or loss (enforceable)	609,683	(232,669)	377,013	(230,459)	(23,677)	(66,495)	56,381
Of which: Negative market values from derivative financial instruments (enforceable)	284,323	(16,600)	267,723	(228,704)	(23,677)	(2,458)	12,883
Financial liabilities at fair value through profit or loss (non-enforceable)	35,382	0	35,382	0	(607)	(3,332)	31,442
Of which: Negative market values from derivative financial instruments (non-enforceable)	8,672	0	8,672	0	(607)	(142)	7,923
Total financial liabilities at fair value through profit or loss	645,064	(232,669)	412,395	(230,459)	(24,285)	(69,828)	87,823
Other liabilities	100,193	(4,562)	95,631	(37,099)	(91)	(101)	58,339
Of which: Negative market values from derivatives qualifying for hedge accounting (enforceable)	1,727	(37)	1,690	(1,111)	(91)	(101)	387
Remaining liabilities not subject to netting	129,716	0	129,716	0	(6)	0	129,711
Total liabilities	1,559,406	(251,661)	1,307,745	(267,559)	(24,382)	(72,444)	943,361

Assets

	Dec 31, 2023
			Net amounts of financial assets presented on the balance sheet	Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet		Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral¹	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	21,574	(9,999)	11,574	0	0	(11,491)	84
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	3,151	0	3,151	0	0	(2,270)	881
Securities borrowed (enforceable)	33	0	33	0	0	(33)	0
Securities borrowed (non-enforceable)	6	0	6	0	0	0	6
Financial assets at fair value through profit or loss (enforceable)	513,810	(199,127)	314,683	(197,430)	(32,109)	(74,885)	10,260
Of which: Positive market values from derivative financial instruments (enforceable)	259,148	(15,648)	243,499	(195,499)	(32,092)	(5,766)	10,142
Financial assets at fair value through profit or loss (non-enforceable)	150,569	0	150,569	0	(1,227)	(10,167)	139,174
Of which: Positive market values from derivative financial instruments (non-enforceable)	8,357	0	8,357	0	(1,101)	(1,077)	6,178
Total financial assets at fair value through profit or loss	664,379	(199,127)	465,252	(197,430)	(33,337)	(85,052)	149,434
Loans at amortized cost	473,705	0	473,705	0	(11,317)	(69,594)	392,794
Other assets	123,702	(9,005)	114,697	(24,037)	(79)	(13)	90,569
Of which: Positive market values from derivatives qualifying for hedge accounting (enforceable)	940	(51)	889	(662)	(79)	(13)	136
Remaining assets subject to netting	1,805	0	1,805	0	0	0	1,805
Remaining assets not subject to netting	242,108	0	242,108	0	(73)	(3,533)	238,502
Total assets	1,530,462	(218,131)	1,312,331	(221,466)	(44,805)	(171,985)	874,074

1 Excludes real estate and other non-financial instrument collateral.

455

Deutsche Bank
Annual Report 2024

Liabilities

	Dec 31, 2023
			Net amounts of financial liabilities presented on the balance sheet	Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet		Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposits	622,035	0	622,035	0	0	0	622,035
Central bank funds purchased and securities sold under repurchase agreements (enforceable)	11,890	(9,999)	1,891	0	0	(1,891)	0
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	1,147	0	1,147	0	0	(51)	1,096
Securities loaned (enforceable)	3	0	3	0	0	(3)	0
Securities loaned (non-enforceable)	0	0	0	0	0	0	0
Financial liabilities at fair value through profit or loss (enforceable)	540,784	(199,152)	341,632	(197,923)	(21,990)	(68,806)	52,913
Of which: Negative market values from derivative financial instruments (enforceable)	245,600	(16,132)	229,468	(195,962)	(21,990)	(2,608)	8,908
Financial liabilities at fair value through profit or loss (non-enforceable)	24,843	0	24,843	0	(785)	(4,485)	19,572
Of which: Negative market values from derivative financial instruments (non-enforceable)	8,792	0	8,792	0	(723)	(191)	7,878
Total financial liabilities at fair value through profit or loss	565,627	(199,152)	366,475	(197,923)	(22,776)	(73,292)	72,485
Other liabilities	122,016	(8,980)	113,036	(33,591)	(23)	(1)	79,421
Of which: Negative market values from derivatives qualifying for hedge accounting (enforceable)	280	(29)	252	(199)	(23)	(1)	28
Remaining liabilities not subject to netting	132,925	0	132,925	0	0	0	132,925
Total liabilities	1,455,644	(218,131)	1,237,513	(231,514)	(22,799)	(75,239)	907,961

The column ‘Gross amounts set off on the balance sheet’ discloses the amounts offset in accordance with all the criteria described in Note 1 “Material Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments”.

The column ‘Impact of Master Netting Agreements’ discloses the amounts that are subject to master netting agreements but were not offset because they did not meet the net settlement/simultaneous settlement criteria; or because the rights of set off are conditional upon the default of the counterparty only. The amounts presented for other assets and other liabilities include cash margin receivables and payables respectively.

The columns ‘Cash collateral’ and ‘Financial instrument collateral’ disclose the cash and financial instrument collateral amounts received or pledged in relation to the total amounts of assets and liabilities, including those that were not offset.

Non-enforceable master netting agreements or similar agreements refer to contracts executed in jurisdictions where the rights of set off may not be upheld under the local bankruptcy laws.

The cash collateral received against the positive market values of derivatives and the cash collateral pledged towards the negative mark-to-market values of derivatives are booked within the ‘Other liabilities’ and ‘Other assets’ balances respectively.

The Cash and Financial instrument collateral amounts disclosed reflect their fair values. The rights of set off relating to the cash and financial instrument collateral are conditional upon the default of the counterparty.

456

Deutsche Bank
Annual Report 2024

18 – Loans

The entire loan book presented includes loans classified at amortized cost, loans at fair value through other comprehensive income and loans at fair value through profit and loss.

The below table gives an overview of the Group’s loan exposure by industry, and is based on the NACE (Nomenclature des Activités Économiques dans la Communauté Européenne) code of the counterparty. NACE is a standard European industry classification system.

Loans by industry classification

in € m.	Dec 31, 2024	Dec 31, 2023
Agriculture, forestry and fishing	336	386
Mining and quarrying	4,342	3,130
Manufacturing	28,359	30,564
Electricity, gas, steam and air conditioning supply	5,017	4,734
Water supply, sewerage, waste management and remediation activities	598	486
Construction	4,604	4,494
Wholesale and retail trade, repair of motor vehicles and motorcycles	22,481	22,127
Transport and storage	5,347	5,617
Accommodation and food service activities	2,749	1,865
Information and communication	9,940	8,082
Financial and insurance activities	133,350	116,298
Real estate activities	51,535	50,793
Professional, scientific and technical activities	6,623	6,958
Administrative and support service activities	9,496	9,385
Public administration and defense, compulsory social security	6,235	6,131
Education	313	281
Human health services and social work activities	4,170	4,432
Arts, entertainment and recreation	840	1,072
Other service activities	6,835	5,050
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	199,812	210,982
Activities of extraterritorial organizations and bodies	22	0
Gross loans	503,005	492,868
(Deferred expense)/unearned income	1,352	1,675
Loans less (deferred expense)/unearned income	501,653	491,192
Less: Allowance for loan losses	5,697	5,208
Total loans	495,955	485,984

457

Deutsche Bank
Annual Report 2024

19 – Allowance for Credit Losses

The allowance for credit losses consists of allowance for financial assets at amortized cost, financial assets at fair value through OCI and off-balance sheet lending commitments and guarantee business.

Development of allowance for credit losses for financial assets at amortized cost

	Dec 31, 2024
	Allowance for Credit Losses²
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI⁴	Total
Balance, beginning of year	447	680	3,960	198	5,285
Movements in financial assets including new business and credit extensions	(150)	194	1,814	3	1,861
Transfers due to changes in creditworthiness	128	(128)	0	N/M	0
Changes due to modifications that did not result in derecognition	N/M	N/M	N/M	N/M	N/M
Changes in models	(2)	(7)	0	0	(9)
Financial assets that have been derecognized during the period³	0	0	(1,229)	0	(1,229)
Recovery of written off amounts	0	0	157	0	157
Foreign exchange and other changes	15	(3)	(290)	11	(267)
Balance, end of reporting period	438	736	4,412	213	5,799
Provision for Credit Losses excluding country risk¹	(24)	59	1,814	3	1,852

1 Movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models add up to Provision for Credit Losses excluding country risk

2 Allowance for credit losses does not include allowance for country risk amounting to € 14 million as of December 31, 2024

3 This position includes charge offs of allowance for credit losses

4 The total amount of undiscounted expected credit losses at initial recognition on financial assets that are purchased or originated credit-impaired initially recognized during the reporting period was € 0 million in 2024 and € 0 million in 2023

	Dec 31, 2023
	Allowance for Credit Losses²
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI⁴	Total
Balance, beginning of year	533	626	3,656	180	4,995
Movements in financial assets including new business and credit extensions	(195)	294	1,647	32	1,778
Transfers due to changes in creditworthiness	170	(150)	(20)	N/M	0
Changes due to modifications that did not result in derecognition	N/M	N/M	N/M	N/M	N/M
Changes in models	(57)-	(53)	0	0	(110)
Financial assets that have been derecognized during the period³	0	0	(1,145)	(52)	(1,197)
Recovery of written off amounts	0	0	93	0	93
Foreign exchange and other changes	(3)	(38)	(271)	38	(273)
Balance, end of reporting period	447	680	3,960	198	5,285
Provision for Credit Losses excluding country risk¹	(83)	92	1,627	32	1,668

1 Movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models add up to Provision for Credit Losses excluding country risk

2 Allowance for credit losses does not include allowance for country risk amounting to € 4 million as of December 31, 2023

3 This position includes charge offs of allowance for credit losses

4 The total amount of undiscounted expected credit losses at initial recognition on financial assets that are purchased or originated credit-impaired initially recognized during the reporting period was € 0 million in 2023 and € 46 million in 2022

	Dec 31, 2022
	Allowance for Credit Losses²
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI⁴	Total
Balance, beginning of year	440	532	3,740	182	4,895
Movements in financial assets including new business and credit extensions	(32)	204	887	22	1,081
Transfers due to changes in creditworthiness	122	(121)	(0)		0
Changes due to modifications that did not result in derecognition	N/M	N/M	N/M	N/M	N/M
Changes in models	0	0	0	0	0
Financial assets that have been derecognized during the period³	0	0	(1,014)	(28)	(1,043)
Recovery of written off amounts	0	0	68	3	71
Foreign exchange and other changes	2	12	(25)	1	(10)
Balance, end of reporting period	533	626	3,656	180	4,995
Provision for Credit Losses excluding country risk¹	90	82	886	22	1,081

1 Movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models add up to Provision for Credit Losses excluding country risk

2 Allowance for credit losses does not include allowance for country risk amounting to € 14 million as of December 31, 2022

3 This position includes charge offs of allowance for credit losses

4 The total amount of undiscounted expected credit losses at initial recognition on financial assets that are purchased or originated credit-impaired initially recognized during the reporting period was € 46 million in 2022 and € 0 million in 2021

458

Deutsche Bank
Annual Report 2024

Allowance for credit losses for financial assets at fair value through OCI1

	Dec 31, 2024
	Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Fair Value through OCI	12	16	10	0	38

1 Allowance for credit losses against financial assets at fair value through OCI remained at very low levels (€ 48 million at December 31, 2023 and € 38 million as of December 31, 2024). Due to immateriality, we do not provide any details on the year-over-year development.

	Dec 31, 2023
	Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Fair Value through OCI	13	13	22	0	48

1 Allowance for credit losses against financial assets at fair value through OCI were almost unchanged at very low levels (€ 69 million at December 31, 2022 and € 48 million as of December 31, 2023). Due to immateriality, we do not provide any details on the year-over-year development.

	Dec 31, 2022
	Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Fair Value through OCI	14	12	43	0	69

1 Allowance for credit losses against financial assets at fair value through OCI were almost unchanged at very low levels (€ 41 million at December, 31, 2021 and € 69 million as of December 31, 2022, respectively). Due to immateriality, we do not provide any details on the year-over-year development.

Development of allowance for credit losses for off-balance sheet positions

	Dec 31, 2024
	Allowance for Credit Losses[2]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	117	88	187	0	393
Movements including new business	(22)	3	(19)	0	(38)
Transfers due to changes in creditworthiness	10	(9)	(0)	0	0
Changes in models	0	0	0	0	0
Foreign exchange and other changes	1	(1)	5	0	6
Balance, end of reporting period	106	82	173	0	361
of which: Financial guarantees	67	49	99	0	214
Provision for Credit Losses excluding country risk[1]	(13)	(6)	(20)	0	(38)

1 The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models

2 Allowance for credit losses does not include allowance for country risk amounting to € 2 million as of December 31, 2024

	Dec 31, 2023
	Allowance for Credit Losses[2]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	144	97	310	0	551
Movements including new business	(39)	(3)	(118)	0	(160)
Transfers due to changes in creditworthiness	11	(4)	(7)	0	0
Changes in models	0	0	0	0	0
Foreign exchange and other changes	1	(2)	3	0	2
Balance, end of reporting period	117	88	187	0	393
of which: Financial guarantees	84	37	113	0	233
Provision for Credit Losses excluding country risk[1]	(28)	(7)	(125)	0	(160)

1 The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models

2 Allowance for credit losses does not include allowance for country risk amounting to € 9 million as of December 31, 2023

	Dec 31, 2022
	Allowance for Credit Losses[2]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	108	111	225	0	443
Movements including new business	21	(1)	78	0	99
Transfers due to changes in creditworthiness	12	(15)	3	0	0
Changes in models	0	0	0	0	0
Foreign exchange and other changes	4	3	3	0	9
Balance, end of reporting period	144	97	310	0	551
of which: Financial guarantees	95	56	226	0	378
Provision for Credit Losses excluding country risk[1]	33	(16)	82	0	99

1 The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models

2 Allowance for credit losses does not include allowance for country risk amounting to € 9 million as of December 31, 2022

459
Deutsche Bank
Annual Report 2024

20 – Transfer of Financial Assets, Assets Pledged and Received as Collateral

The Group enters into transactions in which it transfers financial assets held on the balance sheet and as a result may either be eligible to derecognize the transferred asset in its entirety or must continue to recognize the transferred asset to the extent of any continuing involvement, depending on certain criteria. These criteria are discussed in Note 1 “Material Accounting Policies and Critical Accounting Estimates”.

Where financial assets are not eligible to be derecognized, the transfers are viewed as secured financing transactions, with any consideration received resulting in a corresponding liability. The Group is not entitled to use these financial assets for any other purposes. The most common transactions of this nature entered into by the Group are repurchase agreements, securities lending agreements and total return swaps, in which the Group retains substantially all of the associated credit, equity price, interest rate and foreign exchange risks and rewards associated with the assets as well as the associated income streams.

Information on asset types and associated transactions that did not qualify for derecognition

in € m.	Dec 31, 2024	Dec 31, 2023
Carrying amount of transferred assets
Trading securities not derecognized due to the following transactions:
Repurchase agreements	40,438	45,106
Securities lending agreements	8,313	10,155
Total return swaps	14,013	4,483
Other	2,523	5,060
Total trading securities	65,288	64,804
Other trading assets	51	138
Non-trading financial assets mandatory at fair value through profit or loss	107	203
Financial assets at fair value through other comprehensive income	5,134	7,080
Loans at amortized cost[1]	17	26
Others	4,335	8,674
Total	74,931	80,924
Carrying amount of associated liabilities	66,654	70,706

¹ Other traded loans where the associated liability is recourse only to the transferred assets had carrying value and fair value of € 0 million and € 20 million as at December 31, 2024 and December 31, 2023 respectively. The associated liabilities had the same carrying value and fair value which resulted in a net position of € 0 million and € 0 million as at December 31, 2024 and December 31, 2023 respectively

Carrying value of assets transferred to the Group has continuing involvement

in € m.	Dec 31, 2024	Dec 31, 2023
Carrying amount of the original assets transferred
Trading securities	1,073	1,043
Non-trading financial assets mandatory at fair value through profit or loss	0	317
Carrying amount of the assets continued to be recognized
Trading securities	26	28
Non-trading financial assets mandatory at fair value through profit or loss	0	16
Carrying amount of associated liabilities	52	78

460

Deutsche Bank
Annual Report 2024

The Group could retain some exposure to the future performance of a transferred asset either through new or existing contractual rights and obligations and still be eligible to derecognize the asset. This ongoing involvement will be recognized as a new instrument which may be different from the original financial asset that was transferred. Typical transactions include retaining senior notes of non-consolidated securitizations to which originated loans have been transferred; financing arrangements with structured entities to which the Group has sold a portfolio of assets; or sales of assets with credit-contingent swaps. The Group’s exposure to such transactions is not considered to be significant as any substantial retention of risks associated with the transferred asset will commonly result in an initial failure to derecognize. Transactions not considered to result in an ongoing involvement include normal warranties on fraudulent activities that could invalidate a transfer in the event of legal action, qualifying pass-through arrangements and standard trustee or administrative fees that are not linked to performance.

The impact on the Group’s Balance Sheet of on-going involvement associated with transferred assets derecognized in full

	Dec 31,2024			Dec 31,2023
in € m.	Carrying value	Fair value	Maximum Exposure to Loss¹	Carrying value	Fair value	Maximum Exposure to Loss¹
Loans at amortized cost
Securitization notes	441	397	397	389	344	344
Other	0	0	0	0	0	0
Total loans at amortized cost	441	397	397	389	344	344
Financial assets held at fair value through profit or loss
Securitization notes	0	0	0	23	23	23
Non-standard Interest Rate, cross-currency or inflation-linked swap	0	0	0	0	0	0
Total financial assets held at fair value through profit or loss	0	0	0	23	23	23
Financial assets at fair value through other comprehensive income:
Securitization notes	669	560	560	706	592	592
Other	0	0	0	0	0	0
Total financial assets at fair value through other comprehensive income	669	560	560	706	592	592
Total financial assets representing on-going involvement	1,110	957	957	1,118	959	959
Financial liabilities held at fair value through profit or loss
Non-standard Interest Rate, cross-currency or inflation-linked swap	(0)	(0)	0	0	0	0
Total financial liabilities representing on-going involvement	(0)	(0)	0	0	0	0

1 The maximum exposure to loss is defined as the carrying value plus the notional value of any undrawn loan commitments not recognized as liabilities

The impact on the Group’s Statement of Income of on-going involvement associated with transferred assets derecognized in full

	Dec 31,2024			Dec 31,2023
in € m.	Year-to- date P&L	Cumulative P&L	Gain/(loss) on disposal	Year-to- date P&L	Cumulative P&L	Gain/(loss) on disposal
Securitization notes	50	220	25	48	164	7
Non-standard Interest Rate, cross-currency or inflation-linked swap	(0)	(0)	0	0	0	0
Net gains/(losses) recognized from on-going involvement in derecognized assets	50	220	25	48	164	7

461

Deutsche Bank
Annual Report 2024

The Group pledges assets primarily as collateral against secured funding and for repurchase agreements, securities borrowing agreements as well as other borrowing arrangements and for margining purposes on OTC derivative liabilities. Pledges are generally conducted under terms that are usual and customary for standard securitized borrowing contracts and other transactions described. As at December 31, 2024 the bank had securitized loans of € 11 billion and the secured own bonds were pledged as collateral into various market standard securities financing transactions. The encumbered loans below include these balances.

Carrying value of the Group’s assets pledged as collateral for liabilities or contingent liabilities1

in € m.	Dec 31, 2024	Dec 31, 2023
Financial assets at fair value through profit or loss	58,749	55,166
Financial assets at fair value through other comprehensive income	5,263	7,222
Loans	41,758	54,148
Other	4,462	9,610
Total	110,231	126,146

1 Excludes assets pledged as collateral from transactions that do not result in liabilities or contingent liabilities

Total assets pledged to creditors available for sale or repledge1

in € m.	Dec 31, 2024	Dec 31, 2023
Financial assets at fair value through profit or loss	55,310	57,143
Financial assets at fair value through other comprehensive income	5,013	7,073
Loans	4,618	5,428
Other	2,904	7,815
Total	67,845	77,459

1 Includes assets pledged as collateral from transactions that do not result in liabilities or contingent liabilities

The Group receives collateral primarily in reverse repurchase agreements, securities lending agreements, derivatives transactions, customer margin loans and other transactions. These transactions are generally conducted under terms that are usual and customary for standard secured lending activities and the other transactions described. The Group, as the secured party, has the right to sell or re-pledge such collateral, subject to the Group returning equivalent securities upon completion of the transaction. This right is used primarily to cover short sales, securities loaned and securities sold under repurchase agreements.

Fair Value of collateral received

in € m.	Dec 31, 2024	Dec 31, 2023
Securities and other financial assets accepted as collateral	479,022	379,573
Of which:
Collateral sold or repledged	366,245	324,757

462

Deutsche Bank
Annual Report 2024

21 – Property and Equipment

in € m.	Owner occupied properties	Furniture and equipment	Leasehold improvements	Construction-in-progress	Property and equipment owned (IAS 16)	Right-of-use for leased assets (IFRS 16)	Total
Cost of acquisition:
Balance as of January 1, 2023	503	2,434	3,523	216	6,676	6,187	12,863
Changes in the group of consolidated companies	0	(8)	7	0	(1)	34	34
Additions	0	84	40	297	422	263	685
Transfers	0	23	193	(50)	167	251	419
Reclassifications (to)/from “held for sale”	(22)	0	0	0	(22)	0	(22)
Disposals	41	113	643	0	798	152	950
Exchange rate changes	1	(27)	(43)	(2)	(71)	(77)	(148)
Balance as of December 31, 2023	441	2,393	3,078	461	6,374	6,507	12,881
Changes in the group of consolidated companies	0	(1)	(0)	0	(1)	(0)	(1)
Additions	1	128	107	293	528	145	673
Transfers	106	77	334	(394)	122	237	360
Reclassifications (to)/from “held for sale”	0	0	0	0	0	0	0
Disposals	0	199	281	1	482	156	638
Exchange rate changes	(1)	33	59	1	93	115	208
Balance as of December 31, 2024	547	2,431	3,298	360	6,636	6,848	13,484
Accumulated depreciation and impairment:
Balance as of January 1, 2023	286	2,022	2,304	1	4,613	2,147	6,760
Changes in the group of consolidated companies	0	(10)	(0)	0	(11)	(0)	(11)
Depreciation	9	127	199	0	335	543	878
Impairment losses	7	8	5	0	21	23	43
Reversals of impairment losses	0	0	0	0	0	8	8
Transfers	(0)	17	54	0	71	(41)	29
Reclassifications (to)/from “held for sale”	(19)	0	0	0	(19)	0	(19)
Disposals	20	108	638	0	766	141	907
Exchange rate changes	0	(22)	(25)	(0)	(46)	(24)	(70)
Balance as of December 31, 2023	264	2,033	1,900	1	4,198	2,498	6,696
Changes in the group of consolidated companies	0	(1)	(0)	0	(1)	0	(1)
Depreciation	5	126	266	0	397	548	945
Impairment losses	14	1	19	0	34	34	67
Reversals of impairment losses	0	0	0	0	0	2	2
Transfers	104	20	1	1	126	(0)	126
Reclassifications (to)/from “held for sale”	0	0	0	0	0	0	0
Disposals	0	196	278	1	475	153	628
Exchange rate changes	(0)	29	29	0	57	30	87
Balance as of December 31, 2024	386	2,014	1,936	1	4,337	2,954	7,291

Carrying amount:
Balance as of December 31, 2023	177	360	1,179	460	2,176	4,009	6,185
Balance as of December 31, 2024	161	417	1,361	360	2,299	3,894	6,193

463

Deutsche Bank
Annual Report 2024

Depreciation expenses, impairment losses and reversal of impairment losses on property and equipment are recorded within general and administrative expenses for the income statement.

The carrying value of items of property and equipment on which there is a restriction on sale was € 1 million and € 24 million as of December 31, 2024 and December 31, 2023, respectively.

Commitments for the acquisition of property and equipment were € 24 million at year-end 2024 and € 96 million at year-end 2023.

The Group leases many assets including land and buildings, vehicles and IT equipment for which it records right-of-use assets. During 2024, additions to right-of-use assets amounted to € 145 million and largely reflected new real estate leases. Depreciation charges of € 548 million recognized in 2024 mainly resulted from planned consumption of right-of-use assets for property leases over their contractual terms. The carrying amount of right-of-use assets of € 3.9 billion included in Total Property and equipment as of December 31, 2024 predominantly represented leased properties of € 3.9 billion and vehicle leases of € 19 million. For more information on the Group´s leased properties and related disclosures required under IFRS 16, please refer to Note 22 “Leases”.

464

Deutsche Bank
Annual Report 2024

22 – Leases

The Group’s disclosures are as a lessee under lease arrangements covering property and equipment. The Group has applied judgement in presenting related information pursuant to IFRS 16 in a manner that it considers to be most relevant to an understanding of its financial performance and position.

The Group leases many assets including land and buildings, vehicles and IT equipment. The Group is a lessee for the majority of its offices and branches under long-term rental agreements. Most of the lease contracts are made under usual terms and conditions, which means they include options to extend the lease by a defined amount of time, price adjustment clauses and escalation clauses in line with general office rental market conditions. However, the lease agreements do not include any clauses that impose any restriction on the Group’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements.

As of December 31, 2024 (December 31, 2023), the Group recorded right-of-use assets on its balance sheet with a carrying amount of € 3.9 billion (€ 4.0 billion), which are included in Property and equipment. The right-of-use assets predominantly represented leased properties of € 3.9 billion (€ 4.0 billion) and vehicle leases of € 19 million (€ 13 million). For more information on the year-to-date development of right-of-use assets, please refer to Note 21 “Property and Equipment”.

Corresponding to the recognition of the right-of-use assets, as of December 31, 2024 (December 31, 2023), the Group recorded lease liabilities on its balance sheet with a carrying amount of € 4.5 billion (€ 4.5 billion), which are included in Other liabilities. As of December 31, 2024, the lease liabilities included the discounted value of future lease payments of € 440 million for the Group headquarters in Frankfurt am Main that was sold and leased back on December 1, 2011. The lease has a fixed term through to the end of 2036, with options to extend the lease for two additional five-year periods to the end of 2046.

During 2024 and 2023, interest expenses recorded from the compounding of the lease liabilities amounted to € 127 million and € 113 million, respectively. The contractual maturities for the undiscounted cash flows from these liabilities are shown in Note 31 “Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities”.

Expenses recognized in 2024 (2023) relating to short-term leases and leases of low-value assets, for which the Group decided to apply the recognition exemption under IFRS 16 (and thus not to record right-of-use assets and corresponding lease liabilities on the balance sheet), amounted to € 2 million (€ 1 million) and € 0 million (€ 0 million), respectively.

Income recorded in 2024 (2023) from the subletting of right-of-use assets totaled € 24 million (€ 29 million).

The total cash outflow for leases for 2024 (2023) was € 678 million (€ 645 million) and represented mainly expenditures made for real estate rentals over € 669 million (€ 638 million). Of the total cash outflow amount, payments of € 552 million (€ 534 million) were made for the principal portion of lease liabilities, payments of € 126 million (€ 111 million) were made for the interest portion.

Total future cash outflows to which the Group as a lessee is potentially exposed, that are not reflected in the measurement of the lease liabilities, mainly include potential payment exposures arising from extension options (2024: € 4.7 billion) and future payments for leases not yet commenced, but to which the Group is committed (2024: € 68 million). Their expected maturities are shown in the table below.

Future cash outflows to which the Group is potentially exposed that are not reflected in the measurement of lease liabilities

in € m.	Dec 31, 2024	Dec 31, 2023
Future cash outflows not reflected in lease liabilities:
Not later than one year	30	14
Later than one year and not later than five years	470	590
Later than five years	4,230	4,318
Future cash outflows not reflected in lease liabilities	4,731	4,922

465

Deutsche Bank
Annual Report 2024

23 – Goodwill and Other Intangible Assets

Goodwill

Changes in Goodwill

The changes in the carrying amount of goodwill, as well as gross amounts and accumulated impairment losses of goodwill, for the years ended December 31, 2024, and December 31, 2023, are shown below by cash-generating units.

The Group’s business operations are organized under the following divisional structure: Corporate Bank, Investment Bank, Private Bank and Asset Management. The corporate divisions are considered CGUs.

Goodwill allocated to cash-generating units

in € m.	Investment Bank	Corporate Bank	Asset Manage- ment	Private Bank	Total
Balance as of January 1, 2023	0	0	2,919	0	2,919
Goodwill acquired during the year	235	0	0	0	235
Purchase accounting adjustments	0	0	0	0	0
Transfers	0	0	0	0	0
Reclassification from (to) “held for sale”	0	0	(7)	0	(7)
Goodwill related to dispositions without being classified as “held for sale”	0	0	0	0	0
Impairment losses[1]	(233)	0	0	0	(233)
Exchange rate changes/other	(2)	0	(63)	0	(65)
Balance as of December 31, 2023	0	0	2,849	0	2,849
Gross amount of goodwill	4,175	615	3,336	3,723	11,848
Accumulated impairment losses	(4,175)	(615)	(487)	(3,723)	(9,000)
Balance as of January 1, 2024	0	0	2,849	0	2,849
Goodwill acquired during the year	0	0	0	0	0
Purchase accounting adjustments	0	0	0	0	0
Transfers	0	0	0	0	0
Reclassification from (to) “held for sale”	0	0	0	0	0
Goodwill related to dispositions without being classified as “held for sale”	0	0	0	0	0
Impairment losses[1]	0	0	0	0	0
Exchange rate changes/other	0	0	114	0	114
Balance as of December 31, 2024	0	0	2,963	0	2,963
Gross amount of goodwill	4,418	643	3,477	3,737	12,275
Accumulated impairment losses	(4,418)	(643)	(515)	(3,737)	(9,313)

1 Impairment losses of goodwill are recorded as impairment of goodwill and other intangible assets in the income statement

Changes in goodwill in 2024 only included foreign exchange rate movements of Asset Management goodwill held in non-Group currencies.

Following the acquisition of Numis Corporation Plc on October 13, 2023 (see Note 3), the purchase price allocation for the business combination resulted in the recognition of goodwill for € 235 million which was allocated to the Investment Bank CGU. Given the valuation of the Investment Bank CGU with a continued shortfall of its recoverable amount versus its carrying amount, the goodwill was considered impaired and fully written off in the fourth quarter 2023.

466

Deutsche Bank
Annual Report 2024

Goodwill Impairment Test

For the purposes of impairment testing, goodwill acquired in a business combination is allocated to the appropriate CGU on the basis as described in Note 1 “Material Accounting Policies and Critical Accounting Estimates”. The Group’s primary CGUs are as outlined above. Asset Management’s goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of the CGU with its carrying amount. In addition, the Group tests goodwill whenever a triggering event is identified. The recoverable amount is the higher of a CGU’s fair value less costs of disposal and its value in use. The Asset Management CGU was the only goodwill carrying CGU to be tested for annual impairment in 2023 and 2024. The impairment tests conducted on Asset Management in these periods did not result in an impairment loss as the recoverable amounts of the Asset Management CGU were higher than the respective carrying amounts.

A review of the Group’s strategy or certain political or global risks for the banking industry, uncertainties regarding the implementation of already adopted regulation and the introduction of legislation that is already under discussion could result in an impairment of goodwill in the future.

Carrying Amount

The carrying amount of a primary CGU is derived using a capital allocation model based on the Shareholders’ Equity Allocation Framework of the Group (please refer to Note 4, “Business Segments and Related Information” for more details). The allocation uses the Group’s total equity at the date of valuation, including Additional Tier 1 Notes (AT1 Notes), which constitute unsecured and subordinated notes of Deutsche Bank and which are classified as additional equity components in accordance with IFRS. Total equity is adjusted for an add-on adjustment for goodwill attributable to noncontrolling interests.

Recoverable Amount

The Group determines the recoverable amounts of its primary CGUs on the basis of the higher of value in use and fair value less costs of disposal (Level 3 of the fair value hierarchy). It employs a discounted cash flow (DCF) model, which reflects the specifics of the banking business and its regulatory environment. The model calculates the present value of the estimated future earnings that are distributable to shareholders after fulfilling the respective regulatory capital requirements. The recoverable amounts also include the fair value of the AT1 Notes, which are allocated to the primary CGUs.

The DCF model uses earnings projections and respective capitalization assumptions based on five-year financial plans as well as longer term expectations on the impact of regulatory developments, which are discounted to their present value. Estimating future earnings and capital requirements involves judgment and the consideration of past and current performances as well as expected developments in the respective markets, and in the overall macroeconomic and regulatory environments. Earnings projections beyond the initial five-year period are, where applicable, adjusted to derive a sustainable level. In case of a going concern, the cash flow to equity is assumed to increase by or converge towards a constant long-term growth rate for the Asset Management CGU of up to 3.3% (2023: up to 3.0%). This is based on projected revenue forecasts of the CGU as well as expectations for the development of gross domestic product and inflation and is captured in the terminal value.

467

Deutsche Bank
Annual Report 2024

Key Assumptions and Sensitivities

Key Assumptions: The DCF value of a CGU is sensitive to the earnings projections, to the discount rate (cost of equity) applied and, to a lesser extent, to the long-term growth rate. The discount rates applied have been determined based on the capital asset pricing model and comprise a risk-free interest rate, a market risk premium and a factor covering the systematic market risk (beta factor). The values for the risk-free interest rate, the market risk premium and the beta factors are determined using external sources of information. CGU-specific beta factors are determined based on a respective group of peer companies. Variations in all of these components might impact the discount rates. For the Asset Management CGU, the discount rates (after tax) applied for 2024 and 2023 were 10.4% and 10.9%, respectively.

Management determined the values for the key assumptions in the following table based on a combination of internal and external analysis. Estimates for efficiency and the cost reduction program are based on progress made to date and scheduled future projects and initiatives.

Key management assumptions are:

Primary goodwill- carrying cash-generating unit	Description of key assumptions	Uncertainty associated with key assumptions and potential events/circumstances that could have a negative effect
Asset Management

— Strong organic growth: Build out Xtrackers and Alternatives offering, maintain robust performance in Active and further building out client channels and partnerships

— Future of Finance: Emerge as a winner from disruption in the Asset Management space caused by digital distribution channels

— Gateway to Europe: Leverage global franchise and roots in Europe to become the first point of contact for global investors targeting Europe

— Challenging and continued uncertainty around the market environment and volatility unfavorable to its investment strategies

— Unfavorable margin development and adverse competition levels in key markets and products beyond expected levels

— Business/execution risks, e.g., underachievement of net flow targets from market uncertainty, loss of high-quality client facing employees, unfavorable investment performance, lower than expected efficiency gains

— Uncertainty around regulation and its potential implications not yet anticipated

Sensitivities: In order to test the resilience of the recoverable amount, key assumptions used in the DCF model (for example, the discount rate and the earnings projections) are sensitized. Currently, in Asset Management the recoverable amount exceeds the carrying amount by 24%/€ 1.7 billion.

Change in certain key assumptions to cause the recoverable amount to equal the carrying amount

Change in Key Assumptions	Asset Management
Discount rate (post tax) increase
from	10.4%
to	12.3%
Change in projected future earnings in each period by	(16.9)%
Long term growth rate
from	3.3%
to	N/M

N/M – Not meaningful, as a rate of 0% would still lead to a recoverable amount in excess of the carrying amount

468

Deutsche Bank
Annual Report 2024

Other Intangible Assets

Changes of other intangible assets by asset classes for the years ended December 31, 2024 and December 31, 2023

	Purchased intangible assets							Internally generated intangible assets	Total other intangible assets
	Unamortized			Amortized				Amortized
in € m.	Retail investment management agreements	Other	Total unamortized purchased intangible assets	Customer- related intangible assets	Contract- based intangible assets	Software and other	Total amortized purchased intangible assets	Software
Cost of acquisition/ manufacture:
Balance as of January 1, 2023	1,083	441	1,524	1,421	70	792	2,283	10,116	13,923
Additions	0	0	0	56	0	66	122	1,314	1,436
Changes in the group of consolidated companies	0	0	0	0	0	0	0	0	0
Disposals	0	0	0	0	0	0	0	71	72
Reclassifications from (to) “held for sale”	0	0	0	0	0	0	0	0	0
Transfers	0	0	0	0	0	(4)	(4)	0	(4)
Exchange rate changes	(37)	0	(37)	(21)	0	0	(21)	(72)	(130)
Balance as of December 31, 2023	1,046	440	1,486	1,456	70	854	2,380	11,288	15,154
Additions	0	0	0	2	0	8	10	1,407	1,417
Changes in the group of consolidated companies	0	0	0	(49)	(1)	(1)	(51)	0	(51)
Disposals	0	0	0	0	0	31	31	121	152
Reclassifications from (to) “held for sale”	0	0	0	0	0	0	0	0	0
Transfers	0	23	23	(40)	(35)	(28)	(103)	(3)	(83)
Exchange rate changes	71	0	71	42	0	2	44	171	286
Balance as of December 31, 2024	1,117	463	1,580	1,411	35	803	2,249	12,742	16,571
Accumulated amortization and impairment:
Balance as of January 1, 2023	342	439	781	1,417	70	659	2,146	6,824	9,750
Amortization for the year	0	0	0	3	0	35	38	1,027	1,064[1]
Changes in the group of consolidated companies	0	0	0	0	0	0	0	0	0
Disposals	0	0	0	0	0	0	0	71	72
Reclassifications from (to) “held for sale”	0	0	0	0	0	0	0	0	0
Impairment losses	0	0	0	0	0	0	0	24	24[2]
Reversals of impairment losses	0	0	0	0	0	0	0	0	0
Transfers	0	0	0	0	0	(3)	(3)	0	(3)
Exchange rate changes	(12)	0	(12)	(20)	0	(1)	(21)	(54)	(87)
Balance as of December 31, 2023	330	439	769	1,399	70	690	2,159	7,749	10,676
Amortization for the year	0	0	0	5	0	36	41	1,130	1,171[3]
Changes in the group of consolidated companies	0	0	0	(49)	(1)	(1)	(51)	0	(51)
Disposals	0	0	0	0	0	31	31	121	152
Reclassifications from (to) “held for sale”	0	0	0	0	0	0	0	0	0
Impairment losses	0	0	0	0	0	0	0	29	29[4]
Reversals of impairment losses	0	0	0	0	0	0	0	0	0
Transfers	0	23	23	(40)	(34)	(29)	(103)	(1)	(80)
Exchange rate changes	22	0	22	40	0	0	40	130	192
Balance as of December 31, 2024	353	461	814	1,356	35	664	2,055	8,917	11,785
Carrying amount:
As of December 31, 2023	716	1	717	57	0	164	221	3,539	4,478
As of December 31, 2024	764	2	766	55	0	139	194	3,825	4,786

1 € 1.1 billion were included in general and administrative expenses.

2 € 24 million were impairment losses on self-developed software recorded in general and administrative expenses.

3 € 1.2 billion were included in general and administrative expenses.

4 € 29 million were impairment losses on self-developed software recorded in general and administrative expenses.

469

Deutsche Bank
Annual Report 2024

Amortizing Intangible Assets

In 2024, amortizing intangible assets increased by € 261 million. This included amortization expenses of € 1.2 billion, mostly for the scheduled consumption of capitalized software (€ 1.2 billion) and the impairment of current platform software as well as software under construction (€ 29 million). Additions to internally generated intangible assets of € 1.4 billion resulting from the capitalization of expenses incurred in conjunction with the Group’s development of own-used software overcompensated the negative impact from amortization and impairment charges on net book value. A weaker euro exchange rate against major currencies accounted for net positive exchange rate changes of € 47 million.

In 2023, amortizing intangible assets increased by € 330 million. This included amortization expenses of € 1.1 billion, mostly for the scheduled consumption of capitalized software (€ 1.1 billion) and the impairment of current platform software as well as software under construction (€ 24 million). Additions to internally generated intangible assets of € 1.3 billion resulting from the capitalization of expenses incurred in conjunction with the Group’s development of own-used software overcompensated the negative impact from amortization and impairment charges on net book value. A stronger euro exchange rate against major currencies accounted for net negative exchange rate changes of € (19) million.

In 2022, amortizing intangible assets increased by € 173 million. This included amortization expenses of € 1.0 billion, mostly for the scheduled consumption of capitalized software (€ 1.0 billion) and the impairment of current platform software as well as software under construction (€ 30 million). Additions to internally generated intangible assets of € 1.1 billion resulting from the capitalization of expenses incurred in conjunction with the Group’s development of own-used software overcompensated the negative impact from amortization and impairment charges on net book value. A weaker euro exchange rate against major currencies accounted for net positive exchange rate changes of € 50 million.

Other intangible assets with finite useful lives are generally amortized over their useful lives based on the straight-line method.

Useful lives of other amortized intangible assets by asset class

Useful lives in years
Internally generated intangible assets:
Software	up to 10
Purchased intangible assets:
Customer-related intangible assets	up to 15
Other	up to 20

Unamortized Intangible Assets

Within this asset class, the Group recognizes certain contract-based and marketing-related intangible assets, which are deemed to have an indefinite useful life.

In particular, the asset class comprises the below detailed investment management agreements related to retail mutual funds and certain trademarks. Due to the specific nature of these intangible assets, market prices are ordinarily not observable and, therefore, the Group values such assets based on the income approach, using a post-tax DCF-methodology.

Retail investment management agreements: These assets, amounting to € 764 million, relate to the Group’s U.S. retail mutual fund business and are allocated to the Asset Management CGU. Retail investment management agreements are contracts that give Asset Management the exclusive right to manage a variety of mutual funds for a specified period. Since these contracts are easily renewable at minimal cost, these agreements are not expected to have a foreseeable limit on the contract period. Therefore, the rights to manage the associated assets under management are expected to generate cash flows for an indefinite period of time. This intangible asset was recorded at fair value based upon a valuation provided by a third party at the date of acquisition of Zurich Scudder Investments, Inc. in 2002.

The recoverable amount was calculated as fair value less costs of disposal using the multi-period excess earnings method applying a five-year plan and the fair value measurement was categorized as Level 3 in the fair value hierarchy. The key assumptions in determining the fair value less costs of disposal include the asset mix, the flows forecast, the effective fee rate and discount rate as well as the terminal value growth rate. The discount rate (cost of equity) applied in the annual impairment test was 10.2% in 2024 (10.9% in 2023). The terminal value growth rate applied for 2024 was 3.7% (for 2023 3.4%).

As of December 31, 2024 and December 31, 2023, the respective impairment analyses did not result in an impairment loss or reversal of an impairment loss. As of December 31, 2022, an impairment loss of € 68 million was recognized in the Group’s income statement within impairment of goodwill and other intangible assets, due to net outflows and change in discount rate to 10.9% in the fourth quarter 2022.

470

Deutsche Bank
Annual Report 2024

24 – Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet, non-current assets and disposal groups held for sale are included in other assets and other liabilities.

in € m.	Dec 31, 2024	Dec 31, 2023
Other assets	31	0
Total assets classified as held for sale	31	0

Total liabilities classified as held for sale	0	0

As of December 31, 2024, and December 31, 2023, no unrealized gains (losses) relating to non-current assets classified as held for sale were recognized directly in accumulated other comprehensive income (loss) (net of tax).

2024

Within the Investment Bank division, a portfolio of real state assets owned through foreclosure have been classified as non-current assets held for sale. The portfolio is valued at the lower of its carrying amount and fair value less costs to sell and is expected to be sold within one year following their reclassification.

2023

At December 31, 2023, no non-current assets or disposal groups were classified as held for sale.

25 – Other Assets and Other Liabilities

in € m.	Dec 31, 2024	Dec 31, 2023
Brokerage and securities related receivables
Cash/margin receivables	42,179	40,157
Receivables from prime brokerage	5	5
Pending securities transactions past settlement date	979	1,801
Receivables from unsettled regular way trades	17,527	30,603
Total brokerage and securities related receivables	60,690	72,566
Debt Securities held to collect	21,627	21,831
Accrued interest receivable	4,575	4,158
Assets held for sale	31	0
Assets related to insurance business	133	92
Other	14,152	16,049
Total other assets	101,207	114,697

in € m.	Dec 31, 2024	Dec 31, 2023
Brokerage and securities related payables
Cash/margin payables	49,133	49,516
Payables from prime brokerage	13	18
Pending securities transactions past settlement date	1,207	2,641
Payables from unsettled regular way trades	13,401	29,365
Total brokerage and securities related payables	63,755	81,539
Accrued interest payable	5,113	4,785
Liabilities held for sale	0	0
Lease liabilities	4,488	4,493
Liabilities related to insurance business	121	87
Other	22,153	22,133
Total other liabilities	95,631	113,036

For further details on the assets and liabilities held for sale, please refer to Note 24 “Non-Current Assets and Disposal Groups Held for Sale”.

471

Deutsche Bank
Annual Report 2024

26 – Deposits

in € m.	Dec 31, 2024	Dec 31, 2023
Noninterest-bearing demand deposits	176,510	183,692
Interest-bearing deposits
Demand deposits	197,306	162,380
Time deposits	203,756	188,468
Savings deposits	88,689	87,496
Total interest-bearing deposits	489,751	438,343
Total deposits	666,261	622,035

472

Deutsche Bank
Annual Report 2024

27 – Provisions

Movements by Class of Provisions

in € m.	Operational Risk	Civil Litigation	Regulatory Enforcement	Re- structuring	Other	Total[1]
Balance as of January 1, 2023	45	627	570	248	398	1,888
Changes in the group of consolidated companies	(1)	(2)	(0)	(2)	4	(1)
New provisions	8	881	109	287	709	1,993
Amounts used	4	328	196	132	604	1,264
Unused amounts reversed	8	73	339	69	82	570
Effects from exchange rate fluctuations/Unwind of discount	0	18	(13)	0	1	6
Transfers	(1)	1	(1)	0	(5)	(6)
Balance as of December 31, 2023	40	1,124	129	333	421	2,047
Changes in the group of consolidated companies	0	0	0	0	(0)	(0)
New provisions	6	2,201	84	149	312	2,751
Amounts used	2	954	8	55	67	1,086
Unused amounts reversed	4	509	41	153	66	773
Effects from exchange rate fluctuations/Unwind of discount	0	3	2	0	1	5
Transfers	(0)	30	(0)	0	(16)	13
Balance as of December 31, 2024	40	1,895	166	273	584	2,958

1 For the remaining portion of provisions as disclosed on the consolidated balance sheet, please see Note 19 “Allowance for Credit Losses”, in which allowances for credit related off-balance sheet positions are disclosed

Classes of Provisions

Operational Risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The definition used for the purposes of determining operational provisions differs from the risk management definition, as it excludes risk of loss resulting from civil litigation and regulatory enforcement matters. For risk management purposes, operational risk includes legal risk, as payments to customers, counterparties and regulatory bodies in civil litigations or regulatory enforcement matters constitute loss events for operational shortcomings, but excludes business and reputational risk.

Civil Litigation provisions arise out of current or potential claims or proceedings alleging non-compliance with contractual or other legal or regulatory responsibilities, which have resulted or may result in demands from customers, counterparties or other parties in civil litigations.

Regulatory Enforcement provisions arise out of current or potential claims or proceedings alleging non-compliance with legal or regulatory responsibilities, which have resulted or may result in an assessment of fines or penalties by governmental regulatory agencies, self-regulatory organizations or other enforcement authorities.

Restructuring provisions arise out of restructuring activities. The Group aims to enhance its long-term competitiveness through major reductions in costs, duplication and complexity in the years ahead. For details see Note 10 “Restructuring”.

Other provisions include several specific items arising from a variety of different circumstances, including the provision for the reimbursement of loan processing fees, deferred sales commissions, provisions for bank levies and mortgage repurchase demands.

Provisions and Contingent Liabilities

The Group recognizes a provision for potential loss only when there is a present obligation arising from a past event that is probable to result in an economic outflow that can be reliably estimated. Where a reliable estimate cannot be made for such an obligation, no provision is recognized and the obligation is deemed a contingent liability. Contingent liabilities also include possible obligations for which the possibility of future economic outflow is more than remote but less than probable. Where a provision has been taken for a particular claim, no contingent liability is recorded; for matters or sets of matters consisting of more than one claim, however, provisions may be recorded for some claims, and contingent liabilities (or neither a provision nor a contingent liability) may be recorded for others.

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including the United States. In recent years, regulation and supervision in a number of areas have increased, and regulators, governmental bodies and others have sought to subject financial services providers to increasing oversight and scrutiny, which in turn has led to additional regulatory investigations and enforcement actions which are often followed by civil litigation.

In determining for which of the claims the possibility of a loss is probable, or less than probable but more than remote, and then estimating the possible loss for those claims, the Group takes into consideration a number of factors, including but not limited to the nature of the claim and its underlying facts, the procedural posture and litigation history of each case, rulings by the courts or tribunals, the Group’s experience and the experience of others in similar cases (to the extent this is known to the Group), prior settlement discussions, settlements by others in similar cases (to the extent this is known to the Group), available indemnities and the opinions and views of legal counsel and other experts.

473

Deutsche Bank
Annual Report 2024

The provisions the Group has recognized for civil litigation and regulatory enforcement matters as of December 31, 2024 and December 31, 2023 are set forth in the table above. For some matters where the Group believes an outflow of funds is probable, but the Group could not reliably estimate the amount of the potential outflow, no provision was recognized.

For the matters for which a reliable estimate can be made, but the probability of a future loss or outflow of resources is more than remote but less than probable, the Group currently estimates that, as of December 31, 2024, these contingent liabilities are approximately € 0.6 billion for civil litigation matters (December 31, 2023: € 1.9 billion) and € 0.1 billion for regulatory enforcement matters (December 31, 2023: € 0.2 billion). These figures include matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party. If the Group’s best estimate is within a range, the amount at the top of the range is included in the amount of contingent liabilities.

For other significant civil litigation and regulatory enforcement matters where the Group believes the possibility of an outflow of funds is more than remote but less than probable, but the amount is not reliably estimable, such matters are not included in the contingent liability estimates. In addition, where the Group believes the possibility of an outflow of funds is remote, the Group has neither recognized a provision nor included the matters in the contingent liability estimates.

This estimated possible loss, as well as any provisions taken, is based upon currently available information and is subject to significant judgment and a variety of assumptions, variables and known and unknown uncertainties. These uncertainties may include inaccuracies in or incompleteness of the information available to the Group, particularly at the preliminary stages of matters, and assumptions by the Group as to future rulings of courts or other tribunals or the likely actions or positions taken by regulators or adversaries may prove incorrect. Moreover, estimates of possible loss for these matters are often not amenable to the use of statistical or other quantitative analytical tools frequently used in making judgments and estimates, and are subject to even greater degrees of uncertainty than in many other areas where the Group must exercise judgment and make estimates. The estimated possible loss, as well as any provisions taken, can be and often are substantially less than the amount initially requested by regulators or adversaries or the maximum potential loss that could be incurred were the matters to result in a final adjudication adverse to the Group. Moreover, in several regions in which the Group operates, an adversary often is not required to set forth the amount it is seeking, and where it is, the amount may not be subject to the same requirements that generally apply to pleading factual allegations or legal claims.

The matters for which the Group determines that the possibility of a future loss is more than remote will change from time to time, as will the matters as to which a reliable estimate can be made and the estimated possible loss for such matters. Actual results may prove to be significantly higher or lower than the estimate of possible loss in those matters where such an estimate was made. In addition, loss may be incurred in matters with respect to which the Group believed the likelihood of loss was remote. In particular, the estimated aggregate possible loss does not represent the Group’s potential maximum loss exposure for those matters.

The Group may settle litigation or regulatory proceedings or investigations prior to a final judgment or determination of liability. It may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes it has a valid defense against liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

474

Deutsche Bank
Annual Report 2024

Current Individual Proceedings

Set forth below are descriptions of civil litigation and regulatory enforcement matters or groups of matters for which the Group has taken material provisions, or for which there are material contingent liabilities, or for which there is the possibility of material business or reputational risk, as well as other significant matters. In addition, similar matters are grouped together and some matters consist of a number of proceedings or claims. The disclosed matters also include matters for which the possibility of a loss is more than remote but for which the Group cannot reliably estimate the possible loss. Matters are presented below in English-language alphabetical order based on the titles the Group has used for them.

Consent Order and Written Agreement with the Federal Reserve . On July 19, 2023, Deutsche Bank, Deutsche Bank AG New York Branch, DB USA Corporation, Deutsche Bank Trust Company Americas (DBTCA) and DWS USA Corporation entered into a Consent Order and Written Agreement with the Federal Reserve resolving previously disclosed regulatory discussions concerning adherence to prior orders and settlements related to sanctions and embargoes and AML compliance, and remedial agreements and obligations related to risk management issues. The Consent Order alleges insufficient and tardy implementation of the post-settlement sanctions and embargoes and AML control enhancement undertakings required by prior Consent Orders the bank entered into with the Federal Reserve in 2015 and 2017. The Written Agreement alleges various deficiencies in governance, risk management, and internal controls across the bank’s U.S. operations, and finds that the bank must continue to implement additional improvements. The Consent Order requires Deutsche Bank to pay a civil monetary penalty of U.S. $ 186 million, including U.S. $ 140 million for the violations alleged with respect to the post-settlement sanctions and embargoes and AML control enhancement undertakings, as well as a separate penalty of U.S. $ 46 million for unsafe or unsound practices stemming from the bank’s handling of its legacy correspondent banking relationship with Danske Bank Estonia, which was terminated in October 2015. The Written Agreement does not include a civil monetary penalty. Both the Consent Order and Written Agreement include certain post-settlement remediation and reporting undertakings.

Cum-ex Investigations and Litigations. Deutsche Bank has received inquiries from law enforcement authorities, including requests for information and documents, in relation to cum-ex transactions of clients. “Cum-ex” refers to trading activities in German shares around dividend record dates (trade date before and settlement date after dividend record date) for the purpose of obtaining German tax credits or refunds in relation to withholding tax levied on dividend payments, including transaction structures that have resulted in more than one market participant claiming such credit or refund with respect to the same dividend payment. Cum-ex transactions are regarded as criminal tax evasion by German courts. Deutsche Bank is cooperating with the law enforcement authorities in these matters.

The Public Prosecutor in Cologne (Staatsanwaltschaft Köln, “CPP”) has been conducting a criminal investigation since August 2017 concerning two former employees of Deutsche Bank in relation to cum-ex transactions of certain former clients of the bank. In October 2022, the CPP conducted a search at Deutsche Bank’s offices in Frankfurt and Eschborn. Based on the search warrant the CPP expanded the scope of the investigation. Current and former Deutsche Bank employees and seven former Management Board members are included in the investigation. The investigation is still at an early stage and the scope of the investigation may be further broadened. Deutsche Bank is a potential secondary participant pursuant to Section 30 of the German Law on Administrative Offences in this proceeding. This proceeding could result in a disgorgement of profits and fines. Deutsche Bank is cooperating with the CPP.

In May 2021, Deutsche Bank learned through an information request received by Deutsche Oppenheim Family Office AG (DOAG) as legal successor of Sal. Oppenheim jr. & Cie. AG & Co. KGaA (Sal. Oppenheim) that the CPP in 2021 opened a criminal investigation proceeding in relation to cum-ex transactions against unknown former personnel of Sal. Oppenheim. DOAG provided the requested information.

On July 12, 2023, Deutsche Bank as legal successor of Deutsche Postbank AG was informed by the CPP that the CPP has opened a new separate criminal cum-ex investigation against unnamed personnel of former Deutsche Postbank AG.

Deutsche Bank acted as participant in and filed withholding tax refund claims through the electronic refund procedure (elektronisches Datenträgerverfahren) on behalf of, inter alia, two former custody clients in connection with their cum-ex transactions. In February 2018, Deutsche Bank received from the German Federal Tax Office (Bundeszentralamt für Steuern, “FTO”) a demand of approximately € 49.0 million for tax refunds paid to a former custody client. Deutsche Bank expects to receive a formal notice for the same amount. In December 2019, Deutsche Bank received a liability notice from the FTO requesting payment of € 2.1 million in connection with tax refund claims Deutsche Bank had submitted on behalf of another former custody client, which Deutsche Bank paid in early 2020. In July 2022, Deutsche Bank filed an action against this payment with the Fiscal Court of Cologne (Finanzgericht Köln).

475

Deutsche Bank
Annual Report 2024

In 2018, The Bank of New York Mellon SA/NV (BNY) informed Deutsche Bank of its intention to seek indemnification for potential cum-ex related tax liabilities incurred by BHF Asset Servicing GmbH (BAS) and/or Frankfurter Service Kapitalanlage-GmbH (“Service KAG”, now named BNY Mellon Service Kapitalanlage-Gesellschaft mbH). Deutsche Bank had acquired BAS and Service KAG as part of the acquisition of Sal. Oppenheim in 2010 and sold them to BNY later that year. BNY estimated the potential tax liability to be up to € 120.0 million (excluding interest of 6% p.a.). In late 2020, counsel to BNY informed Deutsche Bank that BNY and/or Service KAG (among others) have received notices from tax authorities in the estimated amount with respect to cum-ex related trades by certain investment funds in 2009 and 2010. BNY has filed objections against the notices. Following receipt of payment orders from tax authorities in the amount of € 118.3 million in relation to the investment funds and after consultation with Deutsche Bank, BNY paid € 53.6 million to tax authorities. A further € 50.9 million were originally paid by third parties. In addition, BNY received from the Frankfurt Tax Office regarding one of the investment funds a notice and payment request regarding penalty interest (Hinterziehungszinsen) in the amount of € 11.6 million. BNY, after consultation with Deutsche Bank, applied for a suspension of enforcement (Aussetzung der Vollziehung) regarding the payment request which was granted by the Fiscal Court of Hesse (Hessisches Finanzgericht) in October 2024. In 2025, BNY informed Deutsche Bank that it has received a repayment of € 2.5 million due to a payment in 2024 by a further third party in relation to one of the investment funds.

In December 2023 and April 2024, Deutsche Bank received hearing letters from the FTO regarding three third party investment funds that engaged in cum-ex trades in 2009. Deutsche Bank had provided services and financing to investors in the funds. The funds received an aggregate of € 147 million in cum-ex withholding tax refunds in 2009. In February 2024, Deutsche Bank responded to the first two hearing letters. In June and July 2024, Deutsche Bank received two tax liability notices (Haftungsbescheide) from the FTO in an aggregate amount of € 85 million regarding two of the funds. Deutsche Bank filed objections (Einsprüche) and applied for a suspension of enforcement (Aussetzung der Vollziehung) regarding the notices. The suspension of enforcement was granted in July 2024.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

FX Derivatives Products Investigations and Litigation. Following an internal investigation into the historical sales of certain FX derivatives products, Deutsche Bank is providing information to and otherwise cooperating with its regulators. In December 2023, the Spanish National Securities Market Commission (CNMV) announced it will initiate proceedings against Deutsche Bank, S.A.E. for advisory services provided to Spanish clients in relation to FX derivative products. In January 2025, the CNMV concluded those proceedings and issued a fine of € 10 million against DB S.A.E. and a one year suspension of advisory services by DB S.A.E. relating to complex OTC derivative transactions with embedded complex FX structures. DB S.A.E. has filed an appeal with the Spanish courts. Separately, in September 2021, Deutsche Bank was served with a claim that was filed in the High Court of England and Wales by four companies within the Palladium Hotels Group (PHG). PHG claimed restitution or damages for alleged losses estimated at € 500 million in respect of FX derivatives trades entered into with Deutsche Bank between 2013 and 2019. They alleged that the trades were mis-sold by Deutsche Bank and that one of the four PHG claimants lacked legal capacity to enter into some of the trades. Deutsche Bank filed a defense disputing the claim. In January 2024, PHG filed amended pleadings to include additional allegations of fraudulent misrepresentation. Deutsche Bank filed an amended defense in February 2024 which disputed the new allegations. Deutsche Bank and PHG agreed a full and final settlement of the claim on confidential terms and the High Court proceedings were dismissed in July 2024.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

FX Investigations and Litigations. Deutsche Bank has received requests for information from certain regulatory and law enforcement agencies globally who investigated trading in, and various other aspects of, the foreign exchange market.

Deutsche Bank has been named as a defendant in an amended and consolidated class action filed in Israel. This action alleges a conspiracy among traders at 16 banks to manipulate FX benchmark rates and to widen FX currency pair spreads in the period 2003 to 2013 and seeks damages pursuant to Israeli antitrust law as well as other causes of action. This action is in preliminary stages.

In May 2021, Deutsche Bank S.A. – Banco Alemao was named in a civil antitrust action brought in the São Paulo Civil Court of Central Jurisdiction by the Association of Brazilian Exporters (AEB) against certain FX dealers and affiliated financial institutions in Brazil. This action asserts factual allegations based on conduct investigated by the Brazilian competition authority, CADE, and seeks damages pursuant to Brazilian antitrust law. In February 2022, the presiding judge dismissed the action on the basis that the action was not appropriate for a class proceeding. AEB has appealed the decision. Deutsche Bank has not yet been served.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Interbank and Dealer Offered Rates Matters. Regulatory and Law Enforcement Matters. Deutsche Bank has responded to requests for information from, and cooperated with, various regulatory and law enforcement agencies, in connection with industry-wide investigations concerning the setting of the London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR) and other interbank and/or dealer offered rates.

476

Deutsche Bank
Annual Report 2024

From 2013 through 2017, Deutsche Bank entered into settlements with the European Commission, the U.S. Department of Justice (DOJ), the U.S. Commodity Futures Trading Commission (CFTC), the UK Financial Conduct Authority (FCA), the New York State Department of Financial Services (DFS) and other regulators with respect to interbank and dealer offered rates matters. Other investigations of Deutsche Bank concerning the setting of various interbank and/or dealer offered rates remain ongoing.

The Group has not disclosed whether it has established a provision or contingent liability with respect to the remaining investigations because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Civil Litigations. Deutsche Bank is party to three U.S. civil actions concerning alleged manipulation relating to the setting of U.S. dollar LIBOR, as well as actions pending in the UK, Argentina and Spain. The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

The U.S. civil actions were filed against Deutsche Bank and numerous other defendants on behalf of parties who allege losses as a result of manipulation relating to the setting of U.S. dollar LIBOR. Claims for damages for all three of the U.S. civil actions discussed have been asserted under various legal theories, including violations of federal and state antitrust and other laws.

Two of the three U.S. civil actions concerning U.S. dollar LIBOR are being coordinated as part of a multidistrict litigation (the “U.S. dollar LIBOR MDL”) in the U.S. District Court for the Southern District of New York (SDNY). Following a series of decisions in the U.S. dollar LIBOR MDL between March 2013 and March 2019 narrowing their claims, plaintiffs in the U.S. Dollar LIBOR MDL are currently asserting antitrust claims, claims under the U.S. Commodity Exchange Act and U.S. Securities Exchange Act and state law fraud, contract, unjust enrichment and other tort claims. The court has also issued decisions dismissing certain plaintiffs’ claims for lack of personal jurisdiction and on statute of limitations grounds.

In 2016, the district court issued a ruling dismissing certain antitrust claims while allowing others to proceed. Multiple plaintiffs filed appeals of that ruling. In December 2021, the Second Circuit affirmed the district court’s decision on antitrust standing grounds but reversed the court’s decision on personal jurisdiction grounds, and it remanded the cases to the district court for further proceedings. In March 2022, defendants (including Deutsche Bank) filed a petition for a writ of certiorari to the U.S. Supreme Court to review the Court of Appeals’ decision. The U.S. Supreme Court denied defendants’ petition in June 2022.

On October 4, 2024, defendants, including Deutsche Bank, filed a motion for summary judgment in the U.S. dollar LIBOR MDL. The motion is now fully briefed and awaiting decision.

In August 2020, plaintiffs filed a non-class action in the U.S. District Court for the Northern District of California against several financial institutions, alleging that U.S. dollar LIBOR has been suppressed through the present. In September 2022, the court granted the defendants’ motion to dismiss, but granted plaintiffs leave to amend. Later in 2022, the plaintiffs filed an amended complaint, and the defendants filed a motion to dismiss the amended complaint, which the court granted in October 2023. Plaintiffs filed a notice of appeal to the United States Court of Appeals for the Ninth Circuit and an amended notice of appeal in November 2023. Plaintiffs filed their appeal brief on January 25, 2024, and defendants filed their appeal brief on March 25, 2024. The Court affirmed the district court’s decision dismissing the complaint on December 9, 2024. On December 23, 2024, plaintiffs filed a petition for rehearing. On January 22, 2025, the Court denied plaintiffs’ petition for rehearing.

477

Deutsche Bank
Annual Report 2024

There is a further UK civil action regarding U.S. dollar LIBOR brought by the U.S. Federal Deposit Insurance Corporation (FDIC) acting as receiver for 19 failed financial institutions headquartered in the U.S., in which a claim for damages has been asserted pursuant to EU, UK and U.S. state laws. In February 2022, following a ruling issued by the U.S. Court of Appeals for the Second Circuit in relation to USD LIBOR antitrust claims, the UK LIBOR proceedings were stayed until July 2022, to allow for clarification of the position in relation to the parallel proceedings brought by the FDIC against Deutsche Bank in the U.S. The FDIC filed an application to reinstate proceedings in the United States in July 2022. Following the expiration of the UK stay, at a case management conference that took place in December 2022, the UK court ordered a trial of a sample of three of the failed financial institutions. This ‘sample bank’ trial has been listed for a 19-week trial in February 2026. In December 2022, the SDNY granted the FDIC’s application to reinstate certain of its claims against Deutsche Bank (and the other foreign defendants) in the U.S. to the extent these claims survived a motion to dismiss on the merits and subject to defendants’ reservation of rights to dispute the claims in the future.

A further class action regarding LIBOR has been filed in Argentina seeking damages for losses allegedly suffered by holders of Argentine bonds with interest rates based on LIBOR. On August 16, 2024, the court accepted the plaintiff’s withdrawal of its claims against Deutsche Bank and certain other defendants, but the action remains pending against one defendant.

Jeffrey Epstein Matters. In December 2018, Deutsche Bank began the process to terminate its client relationship with Jeffrey Epstein, which began in August 2013. Since Epstein’s arrest in July 2019, Deutsche Bank provided information to and cooperated with various regulatory and law enforcement agencies concerning the bank’s former client relationship with Epstein (individually, and through related parties and entities) and entered into settlements to resolve certain regulatory and litigation matters. In addition, as noted below, a more recent Epstein matter against Deutsche Bank was discontinued with prejudice.

On November 23, 2023, Deutsche Bank AG, Deutsche Bank AG New York Branch, and DBTCA were named as defendants in a complaint filed in New York State Supreme Court by an alleged victim of Epstein. The complaint, amended on December 31, 2023, contained the same Trafficking Victims Protection Act and New York law claims that had been asserted against the bank in a recently settled class action complaint in the U.S. District Court for the SDNY. On April 8, 2024, the plaintiff discontinued all claims against Deutsche Bank with prejudice.

Monte Dei Paschi. In November 2019, the Court of First Instance of Milan convicted five former Deutsche Bank employees and one then-current employee of aiding and abetting false accounting and market manipulation in relation to repo transactions that Deutsche Bank had entered into with Banca Monte dei Paschi di Siena (MPS) and a subsidiary of MPS in 2008. The individuals were given sentences of either 3 years and 6 months or 4 years and 8 months. Deutsche Bank was found liable under Italian Legislative Decree n. 231/2001 and the Court ordered the seizure of alleged profits of € 64.9 million and a fine of € 3 million. The Court also found Deutsche Bank had civil vicarious liability for damages (to be quantified) as an employer of the employees who were convicted. The sentences and fines were not due until the conclusion of any appeal process. Following appeals filed by Deutsche Bank and the six Deutsche Bank individuals, in 2022, the Milan Court of Appeal acquitted all the Deutsche Bank defendants from all charges. The Public Prosecutor filed an appeal against the Milan Court of Appeal verdicts before the Supreme Court in November 2022. In October 2023, the Supreme Court declared the Public Prosecutor’s appeal inadmissible and confirmed the acquittal decisions of the Milan Court of Appeal, which are now therefore final.

In May 2018, CONSOB, the authority responsible for regulating the Italian financial markets, issued fines of € 100,000 each against the six Deutsche Bank individuals who were defendants in the criminal proceedings. The six individuals were also banned from performing management functions in Italy and for Italian based institutions for three to six months each. No separate fine or sanction was imposed on Deutsche Bank, but it is jointly and severally liable for the six Deutsche Bank individuals’ fines. In June 2018, Deutsche Bank and the six individuals filed an appeal in the Milan Court of Appeal challenging CONSOB’s decision. In December 2020, the Milan Court of Appeal allowed the appeals filed by Deutsche Bank and the six individuals and annulled the resolution sanctioning them. In June 2021, CONSOB filed an appeal to the Supreme Court against the Court of Appeal’s decision but withdrew its appeal in November 2024 following the full acquittal of the six individuals from criminal charges brought against them. As a result, the decision of the Milan Court of Appeal is now final and binding.

Finally, in the second quarter of 2024, a former Deutsche Bank employee filed and served a claim against it in the German Courts, seeking approximately € 152 million in damages for alleged harm caused to his career by the Italian criminal proceedings and conviction at first instance. The five other Deutsche Bank individuals from the criminal proceedings have also threatened to bring their own such claims in the English Courts. Deutsche Bank considers all such claims to be entirely without merit and will defend itself against them robustly, including disputing inflated, unrealistic alleged losses such as the figure claimed in Germany.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

478

Deutsche Bank
Annual Report 2024

Mortgage-Related and Asset-Backed Securities – Issuer and Underwriter Civil Litigation. Deutsche Bank has been named as defendant in numerous civil litigations brought by private parties in connection with its various roles, including issuer or underwriter, in offerings of residential mortgage-backed securities (RMBS) and other asset-backed securities. These cases, described below, allege that the offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination. The Group has recorded provisions with respect to several of these civil cases, but has not recorded provisions with respect to all of these matters. The Group has not disclosed the amount of these provisions because it has concluded that such disclosure can be expected to prejudice seriously the resolution of these matters.

Deutsche Bank is a defendant in an action related to RMBS offerings brought by the FDIC as receiver for Citizens National Bank and Strategic Capital Bank (alleging an unspecified amount in damages against all defendants). In this action, the appellate court reinstated claims previously dismissed on statute of limitations grounds, and petitions for rehearing and certiorari to the U.S. Supreme Court were denied. In May 2022, the FDIC voluntarily dismissed its claim with respect to one of the RMBS offerings and Deutsche Bank filed a motion for summary judgment seeking dismissal of the remaining claim. Deutsche Bank's motion has been fully briefed as of July 2022. Discovery is stayed pending resolution of Deutsche Bank's motion.

Deutsche Bank is a defendant in cases concerning two RMBS trusts that were brought initially by RMBS investors and subsequently by HSBC, as trustee, in New York state court. The cases allege breaches of Deutsche Bank’s purported duty to notify the trustee of breaches of loan-level representations and warranties in the ACE Securities Corp. 2006-FM1 and ACE Securities Corp. 2007-ASAP1 RMBS offerings, respectively. The cases originally asserted claims against Deutsche Bank for breaches of representations and warranties, but those claims were dismissed as untimely, and the appellate court affirmed in April 2019. Discovery is ongoing.

In October 2019, plaintiffs filed two complaints (one by HSBC as trustee and one by certificate holders) seeking to revive, under Section 205(a) of the New York Civil Practice Law and Rules, the untimely breach of representations and warranties claims as to which dismissal was affirmed in the case concerning ACE Securities Corp. 2006-FM1. The trial court dismissed the certificate holder action, and the First Department affirmed in 2022. The certificate holders filed a motion for leave to appeal to the Court of Appeals, which was denied on February 20, 2024. The trial court also dismissed the trustee revival action filed by HSBC. In November 2022, HSBC filed an appeal, which it ultimately withdrew on March 18, 2024.

In the actions against Deutsche Bank solely as an underwriter of other issuers’ RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now or may in the future be in bankruptcy or otherwise defunct.

Mortgage-Related and Asset-Backed Securities – Trustee Civil Litigation. Deutsche Bank’s U.S. subsidiaries Deutsche Bank National Trust Company (DBNTC) and DBTCA (collectively, the “Trustees”) are defendants in two separate civil lawsuits, and DBNTC is a defendant in a third civil lawsuit, brought by investors concerning the Trustees’ role as trustees of certain RMBS trusts. The actions generally allege claims for breach of contract, breach of fiduciary duty, breach of the duty to avoid conflicts of interest, negligence and/or violations of the U.S. Trust Indenture Act of 1939, based on the Trustees’ alleged failure to perform adequately certain obligations and/or duties as trustee for the trusts.

The three lawsuits include actions by (a) the National Credit Union Administration Board (NCUA), as an investor in 18 trusts that allegedly suffered total realized collateral losses of more than U.S. $ 3.7 billion; (b) Commerzbank AG, as an investor in 50 RMBS trusts, alleging hundreds of millions of dollars in losses; and (c) IKB International, S.A. in liquidation and IKB Deutsche Industriebank A.G. (collectively, “IKB”), as an investor in 12 RMBS trusts, originally seeking more than U.S. $ 268 million of damages before IKB voluntarily discontinued its claims as to certain RMBS certificates. In the NCUA case, DBNTC’s motion to dismiss the amended complaint was granted in part and denied in part, dismissing NCUA’s tort claims but preserving its breach-of-contract claims. Both parties filed motions for partial summary judgment, and those motions are fully briefed and pending before the court. In February 2022, the court in the Commerzbank case granted in part and denied in part DBNTC’s and DBTCA’s motion for summary judgment, dismissing all of the tort claims and dismissing the breach of contract claims relating to certain of the trusts, and denied Commerzbank’s motion for summary judgment in its entirety. A second round of summary judgment briefing was completed on January 23, 2025. In January 2021, the court in the IKB case granted in part and denied in part the Trustees’ motion to dismiss, dismissing certain of IKB’s claims but allowing certain of its breach of contract and tort claims to go forward; the Trustees appealed certain aspects of that order, and IKB cross-appealed with respect to other aspects. In August 2022, the New York Supreme Court, Appellate Division, First Department, affirmed in part and reversed in part the trial court’s order on the motion to dismiss. DBNTC and DBTCA appealed certain aspects of the First Department’s decision. In June 2023, the New York Court of Appeals modified the First Department’s decision in part, dismissing certain additional contract claims and IKB’s remaining tort claims. The operative scheduling order contemplates that summary judgment briefing will be completed by March 20, 2025.

The Group has established contingent liabilities with respect to certain of these matters, but the Group has not disclosed the amounts because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these matters.

Polish Mortgage Matters. Starting in 2016, certain clients of Deutsche Bank Polska S.A. have reached out to Deutsche Bank Polska S.A. alleging that their mortgage loan agreements in foreign currency include unfair clauses and are invalid. These clients have demanded reimbursement of the alleged overpayments under such agreements totaling over € 864 million with over  6,645 civil claims having been commenced in Polish courts as of December 31, 2024. These cases are an industry-wide issue in Poland and other banks are facing similar claims. Deutsche Bank Polska S.A. has and will take necessary legal actions to defend itself and challenge such claims in courts.

479

Deutsche Bank
Annual Report 2024

During 2023, there was a deterioration in the risk profile with respect to the Polish FX mortgage portfolio, especially following an adverse decision by the European Court of Justice on June 15, 2023, which affected the broader Polish banking sector. In addition, the bank refined its model for estimating the provision in the third quarter of 2023 for the expected development of court verdicts and other market parameters.

During the fourth quarter of 2024, as part of the annual model review and quarterly provisioning review, the Bank refined the model-based estimate with additional data points (e.g., latest claim information, loss ratio, court settlements as well as expected number of claims), which resulted in an increase in the provision of € 317 million in the fourth quarter of 2024. For the year ended December 31, 2024, the provision increased by € 475 million, resulting in a total portfolio provision for CHF and EUR mortgage cases of € 895 million as of December 31, 2024 compared to € 534 million as of December 31, 2023.

Postbank Voluntary Public Takeover Offer. In September 2010, Deutsche Bank announced the decision to make a voluntary takeover offer for the acquisition of all shares in Deutsche Postbank AG ("Postbank"). On October 7, 2010, Deutsche Bank published its official takeover offer and offered Postbank shareholders a consideration of € 25  for each Postbank share. This offer was accepted for a total of approximately  48.2 million Postbank shares.

Several former shareholders of Postbank who had accepted the takeover offer brought claims against Deutsche Bank alleging that the offer price was too low. The plaintiffs allege that Deutsche Bank had been obliged to make a mandatory takeover offer for all shares in Postbank, at the latest, in 2009. Based thereon, the plaintiffs allege that the consideration offered by Deutsche Bank for the shares in Postbank needed to be raised to € 57.25  or even € 64.25  per share.

The claims for payment against Deutsche Bank in relation to these matters originally amounted to almost € 700 million (excluding interest, which would be significant due to the long duration of the proceedings).

At the end of April 2024, the Higher Regional Court of Cologne indicated in a hearing that it may find these claims valid in a later ruling. As a consequence, Deutsche Bank recognized a provision of € 1.3 billion in the second quarter of 2024 to provide for the amount of all pending claims and cumulative interest.

In the third quarter of 2024, Deutsche Bank reached settlement agreements as regards more than 60% of the plaintiff claims by value in the litigation (calculated based on the asserted shareholdings) which resulted in a partial release of the original provision. As of December 31, 2024 a provision of € 550 million remains in place for the outstanding plaintiff claims as of December 31, 2024.

On October 23, 2024, the Higher Regional Court of Cologne handed down its judgment in the remaining lead case and fully granted the plaintiffs' claims. The court did not grant a further leave to appeal to the Federal Court of Justice (BGH). On November 19, 2024, Deutsche Bank filed a complaint against the denial of leave to appeal with the BGH.

The legal question of whether Deutsche Bank had been obliged to make a mandatory takeover offer for all Postbank shares prior to its 2010 voluntary takeover may impact two pending appraisal proceedings (Spruchverfahren). These proceedings were initiated by former Postbank shareholders with the aim to increase the cash compensation of € 35.05 paid in connection with the squeeze-out of Postbank shareholders in 2015 and the cash compensation of € 25.18 offered and annual compensation of € 1.66  paid in connection with the execution of a domination and profit and loss transfer agreement (Beherrschungs- und Gewinnabführungsvertrag) between DB Finanz-Holding AG (now DB Beteiligungs-Holding GmbH) and Postbank in 2012. The compensation of € 25.18 in connection with the domination and profit and loss transfer agreement was accepted for approximately  0.5 million Postbank shares. The compensation of € 35.05 paid in connection with the squeeze-out in 2015 was relevant for approximately  7 million Postbank shares.

480

Deutsche Bank
Annual Report 2024

The applicants in the appraisal proceedings claim that a potential obligation of Deutsche Bank to make a mandatory takeover offer for Postbank at an offer price of at least € 57.25 should be decisive when determining the adequate cash compensation in the appraisal proceedings. The Regional Court Cologne had originally followed this legal view of the applicants in two resolutions. In a decision dated June 2019, the Regional Court Cologne expressly gave up this legal view in the appraisal proceedings in connection with the execution of a domination and profit and loss transfer agreement. According to this decision, the question whether Deutsche Bank was obliged to make a mandatory offer for all Postbank shares prior to its voluntary takeover offer in 2010 shall not be relevant for determining the appropriate cash compensation. It is likely that the Regional Court Cologne will take the same legal position in the appraisal proceedings in connection with the squeeze-out.

On October 1, 2020, the Regional Court Cologne handed down a decision in the appraisal proceeding concerning the domination and profit and loss transfer agreement (dated December 5, 2012) according to which the annual compensation pursuant to Sec. 304 of the German Stock Corporation Act (jährliche Ausgleichszahlung) shall be increased by € 0.12  to € 1.78  per Postbank share and the settlement amount pursuant to Sec. 305 of the German Stock Corporation Act (Abfindungsbetrag) shall be increased by € 4.56 to € 29.74 per Postbank share. The increase of the settlement amount is of relevance for approximately 0.5 million former Postbank shares whereas the increase of the annual compensation is of relevance for approximately  7 million former Postbank shares. Deutsche Bank as well as the applicants have lodged an appeal against this decision.

The Group has not disclosed whether it has established a provision or contingent liability with respect to the appraisal proceedings because it has concluded that such disclosure can be expected to prejudice seriously its outcome.

RusChemAlliance Litigation. In June 2023, RusChemAlliance LLC ("RCA"), a Russian joint venture of Gazprom PJSC and RusGasDobycha JSC, filed a claim against Deutsche Bank before a commercial state court in Saint Petersburg seeking payment of approximately € 238 million plus interest under an advance payment guarantee ("APG") issued by Deutsche Bank in 2021 at the request of one of its clients. RCA’s payment demand under the APG was rejected by Deutsche Bank due to the imposition of EU sanctions against Russia. At the end of May 2024, the Russian court fully granted RCA's payment claim and RCA's motion for interim measures by which a corresponding amount in Deutsche Bank's Russian subsidiary was frozen as the Russian courts do not recognize the applicability of the EU sanctions. Deutsche Bank’s appeals against this decision were dismissed in September 2024 and January 2025, respectively.

On October 23, 2024, upon application by RCA, the Russian court granted an anti-suit injunction (“ASI”) order against Deutsche Bank prohibiting Deutsche Bank from continuing any court proceedings outside of Russia related to this issue or enforcing any judgments or orders granted by a court outside of Russia under a threat of a court penalty of € 240 million in case of non-compliance with the ASI. Deutsche Bank complied with the ASI order in November 2024. Deutsche Bank’s appeal against the ASI order was dismissed in January 2025.

Deutsche Bank initially recognized a provision in the amount of € 260 million and a corresponding reimbursement asset under an indemnification agreement in 2023. The expense from the recognition of the provision was offset by the income from the initial recognition of the reimbursement asset. On November 15, 2024, RCA enforced its payment claim in an amount of € 244 million including interest payable against assets of Deutsche Bank maintained in Russia. After enforcement by RCA, which was covered by the provision, subsequent developments led to a de-recognition of the indemnification asset as receipt of payment can no longer be viewed as virtually certain. Deutsche Bank is of the opinion that it is in possession of a valid indemnification claim and will defend its position in court.

Sovereign, Supranational and Agency Bonds (SSA) Investigations and Litigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to SSA bond trading. Deutsche Bank is cooperating with these investigations.

On May 24, 2023, the UK Competition and Markets Authority (CMA) sent a statement of objections to Deutsche Bank regarding a potential breach of United Kingdom antitrust rules in relation to the sale, secondary market trading and buy-back auctions of United Kingdom government bonds, which includes Gilts and Gilt asset swaps, between 2009 and 2013. Deutsche Bank proactively cooperated with the CMA in this matter and as a result was granted full provisional immunity. On February 21, 2025, the CMA issued its final decisions against Deutsche Bank and four other banks in relation to this investigation, finding breaches of UK antitrust rules on specific dates in the period 2009 to 2013. No fine was imposed on Deutsche Bank as the CMA confirmed it had full immunity as it has alerted the CMA to this matter.

On November 22, 2023, the European Commission announced its decision that Deutsche Bank and one other bank in the past breached EU antitrust rules in relation to secondary market trading of Euro-denominated SSA bonds, and to a very limited extent government guaranteed bonds. Deutsche Bank has proactively cooperated with the European Commission in this matter and, as a result, has been granted full immunity. In accordance with the European Commission’s guidelines, no financial penalty was imposed on Deutsche Bank. The timeframe of the alleged infringement ended in 2016.

Deutsche Bank is a defendant in a putative class action filed on June 16, 2023 in the U.S. District Court for the SDNY by alleged direct market participants claiming a violation of antitrust law related to alleged manipulation of the secondary trading market for United Kingdom government bonds. The complaint seeks treble damages and attorneys’ fees. On September 13, 2024, the Court granted Deutsche Bank’s motion to dismiss the complaint for failure to state a claim. The plaintiff must seek leave of the Court to amend the complaint or the case will be dismissed with prejudice.

481

Deutsche Bank
Annual Report 2024

Deutsche Bank was named as a defendant in a putative class action filed in December 2022 in the U.S. District Court for the SDNY by alleged direct market participants claiming a violation of antitrust law related to alleged manipulation of the secondary trading market for Euro-denominated Sovereign bonds. On August 26, 2024, the Court granted Deutsche Bank’s motion to dismiss the complaint for failure to state a claim. On September 11, 2024, the Court entered an order dismissing the case with prejudice.

Deutsche Bank is also a defendant in putative class actions filed in 2017 in the Ontario Superior Court of Justice and Federal Court of Canada, respectively, claiming violations of antitrust law and the common law relating to alleged manipulation of secondary trading of SSA bonds. The complaints seek compensatory and punitive damages. On July 20, 2022, Deutsche Bank entered into a national settlement agreement that would resolve the Canadian Federal SSA claim against all Deutsche Bank defendants. The Federal Court of Canada approved the settlement on November 15, 2024.

Deutsche Bank was named as a defendant in a consolidated putative class action filed in the U.S. District Court for the SDNY alleging violations of U.S. antitrust law and a claim for unjust enrichment relating to Mexican government bond trading. Defendants’ motion to dismiss plaintiffs’ consolidated amended complaint was granted without prejudice. Plaintiffs filed a second amended complaint naming only Mexico-based defendants, which was also dismissed without prejudice. Plaintiffs appealed to the Second Circuit, and on February 9, 2024, the dismissal of the complaint was reversed. Plaintiffs filed a further amended complaint on June 12, 2024. Defendants filed a motion to dismiss on July 29, 2024, and plaintiffs filed their opposition on September 13, 2024. On January 15, 2025, the Court denied Defendants’ motion to dismiss. The case will now proceed to discovery.

Other than as noted above, the Group has not disclosed whether it has established provisions or contingent liabilities with respect to the matters referred to above because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

U.S. Treasury Securities Investigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to U.S. Treasuries auctions, trading, and related market activity. Deutsche Bank has cooperated with these investigations.

Deutsche Bank Securities Inc., the bank’s primary U.S. broker-dealer subsidiary (DBSI), was a defendant in several putative class actions alleging violations of U.S. antitrust law, the U.S. Commodity Exchange Act and common law related to the alleged manipulation of the U.S. Treasury securities market. These cases have been consolidated in the SDNY. In 2017, the court dismissed DBSI from the class action without prejudice. Defendants filed a motion to dismiss a second amended complaint, which was granted. On April 28, 2022, Plaintiffs filed a notice of appeal. On February 1, 2024, the Second Circuit issued a decision affirming the district court’s judgment dismissing the second amended complaint.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

U.S. Treasury Spoofing Litigation. Five separate putative class actions have been filed in the Northern District of Illinois against Deutsche Bank AG and DBSI. The cases allege that Deutsche Bank and other unnamed entities participated in a scheme from January to December 2013 to spoof the market for Treasuries futures and options contracts and Eurodollar futures and options contracts. Following briefing on a motion to dismiss, the judge ordered supplemental briefing on the issues of standing and jurisdictional discovery, which has now been substantially completed. Plaintiffs filed an amended complaint and then a further, second amended complaint. Deutsche Bank AG and DBSI filed a motion to dismiss on September 12, 2023 and a reply on December 13, 2023. On September 30, 2024, the court requested additional briefing on standing under Article III of the U.S. Constitution, which was completed on October 21, 2024.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

482

Deutsche Bank
Annual Report 2024

28 – Credit related commitments and contingent liabilities

Irrevocable lending commitments and lending related contingent liabilities

In the normal course of business the Group regularly enters into irrevocable lending commitments, including fronting commitments as well as contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail if, when and to what extent claims will be made. In the event that the Group has to pay out cash in respect of its fronting commitments, the Group would immediately seek reimbursement from the other syndicate lenders. The Group considers all the above instruments in monitoring the credit exposure and may require collateral to mitigate inherent credit risk. If credit risk management provides sufficient evidence about an expected loss from a claim, a provision is established and recorded on the balance sheet.

The following table shows the Group’s revocable lending commitments, irrevocable lending commitments and lending related contingent liabilities without considering collateral or provisions. The amounts are the maximum potential utilization required by the Group in case all these liabilities entered into must be funded. The table therefore does not show the expected future cash flows required for these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.

Irrevocable lending commitments and lending related contingent liabilities

in € m.	Dec 31, 2024	Dec 31, 2023
Irrevocable lending commitments	219,767	206,084
Revocable lending commitments	49,932	49,325
Contingent liabilities	73,468	65,131
Total	343,167	320,540

Other commitments and other contingent liabilities

The Group’s other irrevocable commitments and other contingent liabilities without considering collateral or provisions were € 77.0 million as of December 31, 2024, and € 74.2 million as of December 31, 2023. The number considers the maximum potential utilization of the Group in case all these liabilities entered into must be funded. The amounts therefore do not contain the expected future cash flows from these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.

Government assistance

In the course of its business, the Group regularly applies for and receives government support by means of Export Credit Agency (“ECA”) guarantees covering transfer and default risks for the financing of exports and investments into Emerging Markets and to a lesser extent, developed markets for Structured Trade & Export Finance and short- and medium-term Trade Finance business. Almost all export-oriented states have established such ECAs to support their domestic exporters. The ECAs act in the name and on behalf of the government of their respective country and are either constituted directly as governmental departments or organized as private companies vested with the official mandate of the government to act on its behalf. Terms and conditions of such ECA guarantees are broadly similar due to the fact that most of the ECAs act within the scope of the Organization for Economic Cooperation and Development (“OECD”) consensus rules. The OECD consensus rules, an intergovernmental agreement of the OECD member states, define benchmarks intended to ensure that a fair competition between different exporting nations will take place.

In some countries dedicated funding programs with governmental support are offered for ECA-covered financings. The Group makes use of such programs to assist its clients in the financing of exported goods and services. In certain financings, the Group also receives government guarantees from national and international governmental institutions as collateral to support financings in the interest of the respective governments. The majority of such ECA guarantees received by the Group were issued either by the Euler-Hermes S.A. acting on behalf of the Federal Republic of Germany, by the Atradius Credito y Caucion S.A. de Seguros y Reaseguros acting on behalf of the Kingdom of Spain or by the Korea Trade Insurance Corporation acting on behalf of the Republic of Korea.

483

Deutsche Bank
Annual Report 2024

Irrevocable payment commitments with regard to levies and deposit protection

Certain entities of the Group are required to make contributions to national resolution authorities or deposit protection schemes such as the European Single Resolution Fund (SRF) of the Single Resolution Board . Part of such contributions may be provided in the form of irrevocable payment commitments (IPCs) backed by cash and securities collateral.

IPCs related to the bank levy according to the Bank Recovery and Resolution Directive (BRRD), the SRF and the deposit protection provided by the German deposit protection fund amounted to € 1.5 billion as of December 31, 2024 (December 31, 2023: € 1.4 billion). Thereof € 1.0 billion of IPCs related to the SRF (December 31, 2023: € 1.0 billion) and € 0.5 billion to the German deposit protection fund (December 31, 2023: € 0.5 billion).

As of December 31, 2024, the total collateral provided for IPC consisted of€ 1.0 billion of cash collateral and € 481 million of securities collateral (December 31, 2023: € 1.4 billion and € 81 million, respectively). Thereof € 1.0 billion of cash collateral related to the SRF (December 31, 2023: € 1.0 billion).

The Group accounts for IPCs as contingent liabilities as it is not deemed probable that IPCs will be called. Also, the Group remains the economic owner of the collateral provided.

In October 2023, in a matter unrelated to the Group, the General Court of the EU handed down a judgement which supported the SRB in its view that in case an entity that no longer falls within the scope of the Single Resolution Mechanism, its IPCs are cancelled and collateral backing these commitments is only returned if the entity pays a cash contribution to the SRF at the same amount. The plaintiff filed an appeal against this judgement to the Court of Justice of the EU in January 2024. The Group is of the view that its accounting analysis for IPCs with regard to the SRF and deposit protection remains unaffected as of December 31, 2024, and continues to monitor the legal developments and their potential accounting impact.

484

Deutsche Bank
Annual Report 2024

29 – Other Short-Term Borrowings

in € m.	Dec 31, 2024	Dec 31, 2023
Other short-term borrowings:
Commercial paper	5,954	5,497
Other	3,940	4,123
Total other short-term borrowings	9,895	9,620

30 – Long-Term Debt and Trust Preferred Securities

Long-Term Debt by Earliest Contractual Maturity

in € m.	Due in 2025	Due in 2026	Due in 2027	Due in 2028	Due in 2029	Due after 2029	Total Dec 31, 2024	Total Dec 31, 2023
Senior debt:
Bonds and notes:
Fixed rate	14,134	13,514	12,286	9,531	10,493	11,456	71,414	72,656
Floating rate	2,058	1,442	2,768	823	494	3,611	11,196	9,028
Other	1,554	1,545	881	1,469	939	14,190	20,578	26,394
Subordinated debt:
Bonds and notes:
Fixed rate	2,883	2,000	2,436	0	0	4,307	11,626	11,163
Floating rate	0	0	0	0	0	0	0	0
Other	0	42	20	0	0	22	85	149
Total long-term debt	20,628	18,543	18,391	11,823	11,926	33,587	114,899	119,390

The Group did not have any defaults of principal, interest or other breaches with respect to its liabilities in 2024 and 2023.

Trust Preferred Securities1

in € m.	Dec 31, 2024	Dec 31, 2023
Fixed rate	0	0
Floating rate	287	289
Total trust preferred securities	287	289

1 Perpetual instruments, redeemable at specific future dates at the Group’s option.

485

Deutsche Bank
Annual Report 2024

31 – Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities

	Dec 31, 2024
in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	176,510	0	0	0	0
Interest bearing deposits	198,010	159,292	112,543	16,012	10,422
Trading liabilities¹	43,498	0	0	0	0
Negative market values from derivative financial instruments¹	276,395	0	0	0	0
Financial liabilities designated at fair value through profit or loss	30,224	35,024	5,943	13,767	8,373
Investment contract liabilities²	0	0	454	0	0
Negative market values from derivative financial instruments qualifying for hedge accounting³	0	978	616	31	65
Central bank funds purchased	1,227	0	0	0	0
Securities sold under repurchase agreements	407	1,143	182	1,089	25
Securities loaned	2	0	0	0	0
Other short-term borrowings	1,487	5,767	2,862	0	0
Long-term debt	0	7,119	18,030	70,602	36,195
Trust preferred securities	0	0	302	0	0
Lease liabilities	3	157	454	1,933	3,116
Other financial liabilities	72,780	1,076	1,059	1,829	87
Off-balance sheet loan commitments	212,990	0	0	0	0
Financial guarantees	32,368	0	0	0	0
Total⁴	1,045,902	210,557	142,445	105,263	58,284

1 Trading liabilities and derivatives not qualifying for hedge accounting balances are recorded at fair value. The Group believes that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading liabilities and derivatives not qualifying for hedge accounting balances are shown within “on demand” which Group’s management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.

2 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value.

3 Derivatives designated for hedge accounting are recorded at fair value and are shown in the time bucket at which the hedged relationship is expected to terminate.

4 The balances in the table do not agree to the numbers in the Group’s balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for the Group if the Group was required to repay all liabilities earlier than expected. The Group believes that the likelihood of such an event occurring is remote.

	Dec 31, 2023
in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	183,692	0	0	0	0
Interest bearing deposits	162,585	150,427	107,907	13,432	10,627
Trading liabilities¹	44,005	0	0	0	0
Negative market values from derivative financial instruments¹	238,260	0	0	0	0
Financial liabilities designated at fair value through profit or loss	26,522	41,868	4,862	7,438	5,064
Investment contract liabilities²	0	0	484	0	0
Negative market values from derivative financial instruments qualifying for hedge accounting³	0	132	24	26	70
Central bank funds purchased	1,057	1	0	0	0
Securities sold under repurchase agreements	373	659	317	790	48
Securities loaned	3	0	0	0	0
Other short-term borrowings	1,566	5,338	2,910	0	0
Long-term debt	26	17,475	18,342	69,773	30,692
Trust preferred securities	0	0	307	0	0
Lease liabilities	16	230	589	1,816	3,331
Other financial liabilities	90,041	1,342	1,954	509	62
Off-balance sheet loan commitments	197,337	0	0	0	0
Financial guarantees	29,113	0	0	0	0
Total	974,594	217,471	137,696	93,783	49,894

1 Trading liabilities and derivatives not qualifying for hedge accounting balances are recorded at fair value. The Group believes that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading liabilities and derivatives not qualifying for hedge accounting balances are shown within “on demand” which Group’s management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.

2 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value.

3 Derivatives designated for hedge accounting are recorded at fair value and are shown in the time bucket at which the hedged relationship is expected to terminate.

4 The balances in the table do not agree to the numbers in the Group’s balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for the Group if the Group was required to repay all liabilities earlier than expected. The Group believes that the likelihood of such an event occurring is remote.

486
Deutsche Bank
Annual Report 2024

Additional Notes

32 – Common Shares

Common Shares

Deutsche Bank’s share capital consists of common shares issued in registered form without par value. Under German law, each share represents an equal stake in the subscribed capital. Therefore, each share has a nominal value of € 2.56, derived by dividing the total amount of share capital by the number of shares.

Number of shares	Issued and fully paid	Treasury shares	Outstanding
Common shares, January 1, 2023	2,066,773,131	(28,931,618)	2,037,841,513
Shares issued under share-based compensation plans	0	0	0
Capital increase	0	0	0
Common shares cancelled	(26,530,172)	26,530,172	0
Shares purchased for treasury	0	(81,868,366)	(81,868,366)
Shares sold or distributed from treasury	0	36,074,703	36,074,703
Common shares, December 31, 2023	2,040,242,959	(48,195,109)	1,992,047,850
Shares issued under share-based compensation plans	0	0	0
Capital increase	0	0	0
Common shares cancelled	(45,541,366)	45,541,366	0
Shares purchased for treasury	0	(86,796,707)	(86,796,707)
Shares sold or distributed from treasury	0	39,874,612	39,874,612
Common shares, December 31, 2024	1,994,701,593	(49,575,838)	1,945,125,755

There are no issued ordinary shares that have not been fully paid.

The Group has bought back shares pursuant to share buyback authorizations by the Annual General Meetings. All such transactions were recorded in shareholders’ equity and no revenues and expenses were recorded in connection with these activities. Treasury stock held as of year-end will mainly be used for cancellation with the purpose of distributing capital to shareholders as well as for future share-based compensation.

Authorized Capital

The Management Board is authorized to increase the share capital by issuing new shares for cash consideration. As of December 31, 2024, Deutsche Bank AG had authorized but unissued capital of € 2,560,000,000 which may be issued in whole or in part until April 30, 2026. Further details are governed by Section 4 of the Articles of Association.

Authorized capital	Consideration	Pre-emptive rights	Expiration date
€ 512,000,000	Cash

May be excluded pursuant to Section 186 (3) sentence 4 of the Stock Corporation Act and may be excluded in so far as it is necessary to grant pre-emptive rights to the holders of option rights, convertible bonds, and convertible participatory rights

April 30, 2026
€ 2,048,000,000	Cash	May be excluded in so far as it is necessary to grant pre-emptive rights to the holders of option rights, convertible bonds, and convertible participatory rights.	April 30, 2026

Conditional Capital

Deutsche Bank has no outstanding conditional capital as of December 31, 2024.

Dividends

The following table presents the amount of dividends proposed or declared for the years ended December 31, 2024, 2023 and 2022, respectively.

	2024 (proposed)	2023	2022
Cash dividends declared (in € )	1,312,959,884	882,615,288	609,934,751
Cash dividends declared per common share (in € )	0.68	0.45	0.30

No dividends have been declared since the balance sheet date.

487

Deutsche Bank
Annual Report 2024

33 – Employee Benefits

Share-Based Compensation Plans

The Group made grants of share-based compensation under the Deutsche Bank Equity Plan. This plan represents a contingent right to receive Deutsche Bank common shares after a specified period of time. The award recipient is not entitled to receive dividends during the vesting period of the award.

The share awards granted under the terms and conditions of the Deutsche Bank Equity Plan may be forfeited fully or partly if the recipient voluntarily terminates employment before the end of the relevant vesting period (or release period for Upfront Awards). Vesting usually continues after termination of employment in cases such as redundancy or retirement. Deferred share awards are subject to forfeiture provisions and performance conditions until release.

In countries where legal or other restrictions hinder the delivery of shares, a cash plan variant of the Deutsche Bank Equity Plan was used for granting awards, and for employees of certain legal entities, deferred equity is replaced with restricted shares due to local regulatory requirements.

Please note that this table does not cover awards granted to the Management Board. For awards granted under the DWS Equity Plan, please refer to the DWS Share-Based Compensation Plans section.

488

Deutsche Bank
Annual Report 2024

The following table sets forth the basic terms of these share plans:

Grant year(s)	Deutsche Bank Equity Plan	Vesting schedule	Eligibility
2022-2024[4]	Annual Award	1/4: 12 months[1]	Select employees as
		1/4: 24 months[1]	annual performance-based
		1/4: 36 months[1]	compensation
		1/4: 48 months[1]	(CB/IB/CRU and InstVV MRTs)[2]
	Annual Award	1/3: 12 months[1]	Select employees as
		1/3: 24 months[1]	annual performance-based
		1/3: 36 months[1]	compensation (non-CB/IB/CRU)[2]

	Annual Award	1/5: 12 months[1]	Select employees as
		1/5: 24 months[1]	annual performance-based
		1/5: 36 months[1]	compensation (Senior Management)
1/5: 48 months[1]
1/5: 60 months[1]
	Retention/New Hire	Individual specification	Select employees to attract and retain the best talent
	Severance	Individual specification	Regulatory requirement for certain employees to defer severance payments
	Annual Award – Upfront	Vesting immediately at grant[3]	Selected employees
2019-2021[4]	Annual Award	1/4: 12 months[1]	Select employees as
		1/4: 24 months[1]	annual performance-based
		1/4: 36 months[1]	compensation
		1/4: 48 months[1]	(CB/IB/CRU and InstVV MRTs in an Material Business Unit)[2]
	Annual Award	1/3: 12 months[1]	Select employees as
		1/3: 24 months[1]	annual performance-based
		1/3: 36 months[1]	compensation (non-CB/IB/CRU)[2]

	Annual Award	1/5: 12 months[1]	Select employees as
		1/5: 24 months[1]	annual performance-based
		1/5: 36 months[1]	compensation (Senior Management)
1/5: 48 months[1]
1/5: 60 months[1]
	Retention/New Hire/Off-Cycle [5]	Individual specification	Select employees to attract and retain the best talent
	Severance	Individual specification	Regulatory requirement for certain employees to defer severance payments
	Annual Award – Upfront	Vesting immediately at grant[3]	Regulated employees
2017-2018[4]	Annual Award	1/4: 12 months[1]	Select employees as
		1/4: 24 months[1]	annual performance-based
		1/4: 36 months[1]	compensation
1/4: 48 months[1]
		Or cliff vesting after 54 months[1]	Members of Senior Leadership Cadre
	Severance	Individual specification	Regulatory requirement for certain employees to defer severance payments
	Retention/New Hire/Off-Cycle	Individual specification	Select employees to attract and retain the best talent

1 For InstVV-regulated employees (and Senior Management) a further retention period of twelve months applies (six months for awards granted from 2017-2018)

2 For grant year 2019 divisions were called CIB, for grant years 2020 and 2021 CIB is split into CB/IB/CRU

3 Share delivery takes place after a further retention period of twelve months

4 Annual and Retention/New Hire awards include grants made under the Restricted Share Plan from 2018-2024

5 Off-Cycle awards granted up to 2020.

Furthermore, the Group offers a broad-based employee share ownership plan entitled Global Share Purchase Plan. The Global Share Purchase Plan offers employees in specific countries the opportunity to purchase Deutsche Bank shares in monthly installments over one year. At the end of the purchase cycle, the Group matches the acquired stock in a ratio of one to one up to a maximum of ten free shares, provided that the employee remains at Deutsche Bank Group for another year. In total, 10,978 staff from 20 countries enrolled in the cycle that began in November 2024.

The Group has other local share-based compensation plans, none of which, individually or in the aggregate, are material to the consolidated financial statements.

489

Deutsche Bank
Annual Report 2024

The following table sets out the movements in share award units, including grants under the cash plan variant of the Deutsche Bank Equity Plan.

Share units (in thousands)	2024	2023
Balance outstanding as of January 01	128,627	127,528
Granted	41,167	50,930
Released	(50,015)	(44,963)
Forfeited	(3,491)	(4,565)
Other movements	300	(302)
Balance outstanding as of December 31	116,588	128,627

The following table sets out key information regarding awards granted, released and remaining in the year.

	2024			2023
	Weighted average fair value per award granted in year	Weighted average share price at release in year	Weighted average remaining contractual life in years	Weighted average fair value per award granted in the year	Weighted average share price at release in year	Weighted average remaining contractual life in years
DB Equity Plan	€ 10.30	€ 12.92	1.4	€ 9.85	€ 11.51	1.5

Share-based payment transactions resulting in a cash payment give rise to a liability, which amounted to approximately € 14 million and € 12 million for the years ended December 31, 2024 and 2023, respectively.

The grant volume of outstanding share awards was approximately € 1.0 billion and € 1.1 billion as of December 31, 2024 and 2023, respectively. Thereof, approximately € 0.8 billion and € 0.8 billion had been recognized as compensation expense in the reporting year or prior to that. Hence, compensation expense for deferred share-based compensation not yet recognized amounted to approximately € 0.2 billion and € 0.3 billion as of December 31, 2024 and 2023, respectively.

DWS Share-Based Compensation Plans

The DWS Group made grants of share-based compensation under the DWS Equity Plan. This plan represents a contingent right to receive a cash payment by referencing to the value of DWS shares during a specified time period.

In September 2018 one-off IPO related awards under the DWS Stock Appreciation Rights (SAR) Plan were granted to all DWS employees. A limited number of DWS senior managers were granted a one-off IPO-related Performance Share Unit under the DWS Equity Plan instead. For members of the Executive Board, one-off IPO-related awards under the DWS Equity Plan were granted in January 2019.

The DWS Stock Appreciation Rights Plan represents a contingent right to receive a cash payment equal to any appreciation (or gain) in the value of a set number of notional DWS shares over a fixed period of time. This award does not provide any entitlement to receive DWS shares, voting rights or associated dividends.

The DWS Equity Plan is a phantom share plan representing a contingent right to receive a cash payment by referencing to the value of DWS shares during a specified period of time.

The award recipient for any share-based compensation plan is not entitled to receive dividends during the vesting period of the award.

The share awards granted under the terms and conditions of any share-based compensation plan are forfeited fully or partly if the recipient voluntarily terminates employment before the end of the relevant vesting period (or the end of the retention period for Upfront Awards). Vesting usually continues after termination of employment in cases such as redundancy or retirement.

490

Deutsche Bank
Annual Report 2024

The following table sets forth the basic terms of the DWS share-based plans:

Grant year(s)	Award Type	Vesting schedule	Eligibility
2023 - 2024	Annual Awards	1/4: 12 months[1]	Select employees as annual
		1/4: 24 months[1]	performance-based
		1/4: 36 months[1]	compensation (InstVV MRTs)
1/4: 48 months[1]
	Annual Awards	1/3: 12 months[1]	Select employees as annual
		1/3: 24 months[1]	performance-based
		1/3: 36 months[1]	compensation (non-InstVV MRTs)
	Annual Awards (Senior Management)	1/5: 12 months[1]	Members of the Executive Board
1/5: 24 months[1]
1/5: 36 months[1]
1/5: 48 months[1]
1/5: 60 months[1]
	Annual Award - Upfront	Vesting immediately at grant[1]	Regulated employees
	Retention/New Hire[4]	Individual specification	Select employees to attract and retain the best talent
	Severance	Individual specification	Regulatory requirement for certain employees to defer severance payments
2022	Annual Awards	1/4: 12 months[1]	Select employees as annual
		1/4: 24 months[1]	performance-based
		1/4: 36 months[1]	compensation (InstVV MRTs)
1/4: 48 months[1]
	Annual Awards	1/3: 12 months[1]	Select employees as annual
		1/3: 24 months[1]	performance-based
		1/3: 36 months[1]	compensation (non-InstVV MRTs)
	Annual Awards (Senior Management)	1/5: 12 months[1]	Members of the Executive Board
1/5: 24 months[1]
1/5: 36 months[1]
1/5: 48 months[1]
1/5: 60 months[1]
	Retention/New Hire[4]	Individual specification	Select employees to attract and retain the best talent
	Severance	Individual specification	Regulatory requirement for certain employees to defer severance payments
2021	Annual Awards	1/4: 12 months[1]	Select employees as annual
		1/4: 24 months[1]	performance-based
		1/4: 36 months[1]	compensation (InstVV MRTs)
1/4: 48 months[1]
	Annual Awards	1/3: 12 months[1]	Select employees as annual
		1/3: 24 months[1]	performance-based
		1/3: 36 months[1]	compensation (non-InstVV MRTs)
	Annual Awards (Senior Management)	1/5: 12 months[1]	Members of the Executive Board
1/5: 24 months[1]
1/5: 36 months[1]
1/5: 48 months[1]
1/5: 60 months[1]
	Retention/New Hire/Off-Cycle [4]	Individual specification	Select employees to attract and retain the best talent
2020	Annual Awards	1/3: 12 months[1]	Select employees as annual
		1/3: 24 months[1]	performance-based
		1/3: 36 months[1]	compensation (non-InstVV MRTs)
	Annual Awards (Senior Management)	1/5: 12 months[1]	Members of the Executive Board
1/5: 24 months[1]
1/5: 36 months[1]
1/5: 48 months[1]
1/5: 60 months[1]
	Severance	Individual specification	Regulatory requirement for certain employees to defer severance payments
2019	Annual Awards (Senior Management)	1/5: 12 months[1]	Members of the Executive Board
1/5: 24 months[1]
1/5: 36 months[1]
1/5: 48 months[1]
1/5: 60 months[1]
	Performance Share Unit Award	1/3: March 2022[1]	Members of the Executive Board
	(one-off IPO related award granted in 2019)	1/3: March 2023[1]
1/3: March 2024[1]
491

Deutsche Bank
Annual Report 2024

Grant year(s)	Award Type	Vesting schedule	Eligibility
2018	Performance Share Unit Award	1/3: March 2022[1]	Select Senior Managers
	(one-off IPO related award )[1]	1/3: March 2023[1]
1/3: March 2024[1]
	SAR Award (one-off IPO related award)	For non-MRTs: 1 June 2021[3]	all DWS employees [2]
For MRTs: 1 March 2023[1,3]

1 Depending on their individual regulatory status, a six month retention period (AIFMD/UCITS MRTs) or a twelve month retention period (InstVV, or IFD MRTs starting from 2023) applies after vesting

2 Unless the employee received Performance Share Unit Award

3 For outstanding awards, a 4-year exercise period applies following vesting/retention period

4 Off-Cycle awards to non-InstVV regulated employees only

The following table sets out the movements in share award units.

	DWS Equity Plan		DWS SAR Plan
	2024	2023	2024		2023
Share units (in thousands)	Number of Awards	Number of Awards	Number of Awards	Weighted-average exercise price	Number of Awards	Weighted-average exercise price
Outstanding at beginning of year	2,377	2,329	735	€ 24.65	887	€ 24.65
Granted	938	1,213	35	€ 22.33	0	-
Issued or Exercised	(1,342)	(1,101)	(369)	€ 24.35	(122)	€ 24.65
Forfeited	(41)	(86)	0	-	(10)	€ 24.65
Expired	0	0	(18)	€ 23.40	(18)	€ 24.65
Other Movements	86	22	(16)	€ 22.33	(1)	€ 24.65
Outstanding at end of year	2,017	2,377	367	€ 22.33	735	€ 24.65
Of which, exercisable	0	0	367	€ 22.33	695	€ 24.65

The following table sets out key information regarding awards granted, released and remaining in the year.

	2024			2023
	Weighted average fair value per award granted in year	Weighted average share price at release/ exercise in year	Weighted average remaining contractual life in years	Weighted average fair value per award granted in the year	Weighted average share price at release/ exercise in year	Weighted average remaining contractual life in years
DWS Equity Plan	€ 31.59	€ 35.79	1.4	€ 25.40	€ 31.33	1.4
DWS SAR Plan	€ 13.40	€ 38.78	0.8	n/a	€ 31.64	1.9

The fair value of outstanding share-based awards was approximately € 74 million and € 72 million as of December 31, 2024 and 2023, respectively. Of the awards, approximately € 63 million and € 62 million has been recognized in the income statement up to the period ending 2024 and 2023 respectively, of which € 40 million and € 42 million as of December 31, 2024 and 2023 relate to fully vested awards. Total unrecognized expense related to share-based plans was approximately € 12 million and € 9 million as of December 31, 2024 and 2023 respectively, dependent on future share price development.

The fair value of the DWS Stock Appreciation Rights Plan awards have been measured using the generalized Black-Scholes model. The liabilities incurred are re-measured at the end of each reporting period until settlement. The principal inputs being the market value on reporting date, discounted for any dividends foregone over the holding periods of the award, and adjustment for expected and actual levels of vesting which includes estimating the number of eligible employees leaving the Group and number of employees eligible for early retirement. The inputs used in the measurement of the fair values at grant date and measurement date were as follows.

	Measurement date Dec 31, 2024	Measurement date Dec 31, 2023
Units (in thousands)	367	735
Fair value	€ 17.72	€ 10.81
Share price	€ 39.80	€ 34.80
Exercise price	€ 22.33	€ 24.65
Expected volatility (weighted-average)	33%	32%
Expected life (weighted-average) in years	0.8	1.9
Expected dividends (% of income)	65%	88%

Given there is no liquid market for implied volatility of DWS shares, the calculation of DWS share price volatility is based on 5-year historical data for DWS and a comparable peer group.

492

Deutsche Bank
Annual Report 2024

Post-employment Benefit Plans

Nature of Plans

The Group sponsors a number of post-employment benefit plans on behalf of its employees, both defined contribution plans and defined benefit plans. The Group’s plans are accounted for based on the nature and substance of the plan. Generally, for defined benefit plans the value of a participant’s accrued benefit is based on each employee’s remuneration and length of service; contributions to defined contribution plans are typically based on a percentage of each employee’s remuneration. The rest of this note focuses predominantly on the Group’s defined benefit plans.

The Group’s defined benefit plans are primarily described on a geographical basis, reflecting differences in the nature and risks of benefits, as well as in the respective regulatory environments. In particular, the requirements set by local regulators can vary significantly and determine the design and financing of the benefit plans to a certain extent. Key information is also shown based on participant status, which provides a broad indication of the maturity of the Group’s obligations.

	Dec 31, 2024
in € m.	Germany	UK	U.S.	Other	Total
Defined benefit obligation related to
Active plan participants	3,084	272	229	715	4,300
Participants in deferred status	1,805	1,321	526	84	3,736
Participants in payment status	5,075	1,210	461	229	6,975
Total defined benefit obligation	9,964	2,803	1,216	1,028	15,011
Fair value of plan assets	10,237	3,678	1,050	1,141	16,106
Funding ratio (in %)	103%	131%	86%[1]	111%	107%

1 US Total defined benefit obligation is inclusive of the unfunded U.S. Medicare Plan (€ 120 million) in addition to defined benefit pension plans. The U.S. defined benefit pension funding ratio excluding Medicare is 96%

	Dec 31, 2023
in € m.	Germany	UK	U.S.	Other	Total
Defined benefit obligation related to
Active plan participants	3,301	300	215	661	4,477
Participants in deferred status	1,926	1,450	509	87	3,972
Participants in payment status	5,277	1,276	448	231	7,232
Total defined benefit obligation	10,504	3,026	1,172	979	15,681
Fair value of plan assets	10,532	3,912	1,003	1,071	16,518
Funding ratio (in %)	100%	129%	86%[1]	109%	105%

1 US Total defined benefit obligation is inclusive of the unfunded U.S. Medicare Plan (€ 119 million) in addition to defined benefit pension plans. The U.S. defined benefit pension funding ratio excluding Medicare is 95%

The majority of the Group’s defined benefit plan obligations relate to Germany, the United Kingdom and the United States. Within the other countries, the largest obligation relates to Switzerland. In Germany and some continental European countries, post-employment benefits are usually agreed on a collective basis with respective employee workers councils, unions or their equivalent. The Group’s main pension plans are governed by boards of trustees, fiduciaries or their equivalent.

Post-employment benefits can form an important part of an employee’s total remuneration. The Group’s approach is that their design shall be attractive to employees in the respective market, but sustainable for the Group to provide over the longer term. At the same time, the Group tries to limit its risks related to provision of such benefits. Consequently, the Group has moved to offer defined contribution plans in many locations over recent years.

In the past the Group typically offered pension plans based on final pay prior to retirement. These types of benefits still form a significant part of the pension obligations for participants in deferred and payment status. Currently, in Germany and the United States, the main defined benefit pension plans for active staff are cash account type plans where the Group credits an annual amount to individual accounts based on an employee’s current compensation. Dependent on the plan rules, the accounts increase either at a fixed interest rate or participate in market movements of certain underlying investments to limit the investment risk for the Group. Sometimes, in particular in Germany, there is a guaranteed benefit amount within the plan rules, e.g. payment of at least the amounts contributed. Upon retirement, beneficiaries may usually opt for a lump sum, a fixed number of annual instalments or for conversion of the accumulated account balance into a life annuity. This conversion is often based on market conditions and mortality assumptions at retirement.

493

Deutsche Bank
Annual Report 2024

The Group also sponsors retirement and termination indemnity plans in several countries, as well as some post-employment medical plans for a number of current and retired employees, mainly in the United States. The post-employment medical plans typically pay fixed percentages of medical expenses of eligible retirees after a set deductible has been met. In the United States, once a retiree is eligible for Medicare, the Group contributes to a Health Reimbursement Account and the retiree is no longer eligible for the Group’s medical program. The Group’s total defined benefit obligation for post-employment medical plans was € 142 million and € 145 million on December 31, 2024 and December 31, 2023, respectively. In combination with the benefit structure, these plans represent limited risk for the Group, given the nature and size of the post-retirement medical plan liabilities versus the size of the Group’s balance sheet at year end 2024.

The following amounts of expected benefit payments from the Group’s defined benefit plans include benefits attributable to employees’ past and estimated future service and include both amounts paid from the Group’s external pension trusts and paid directly by the Group in respect of unfunded plans.

in € m.	Germany	UK	U.S.	Other	Total
Actual benefit payments 2024	539	113	85	62	799
Benefits expected to be paid 2025	565	128	89	76	858
Benefits expected to be paid 2026	568	135	92	67	862
Benefits expected to be paid 2027	587	146	91	70	894
Benefits expected to be paid 2028	600	156	96	73	925
Benefits expected to be paid 2029	615	168	95	72	950
Benefits expected to be paid 2030 – 2034	3,211	911	460	377	4,959
Weighted average duration of defined benefit obligation (in years)	11	15	9	9	11

Multi-employer Plans

In Germany, the Group is a member of the BVV Versicherungsverein des Bankgewerbes a.G. (BVV) together with other financial institutions. The BVV offers retirement benefits to eligible employees in Germany as a complement to post-employment benefit promises of the Group. Both employers and employees contribute on a regular basis to the BVV. The BVV provides annuities of a fixed amount to individuals on retirement and increases these fixed amounts if surplus assets arise within the plan. According to legislation in Germany, the employer is ultimately liable for providing the benefits to its employees. An increase in benefits may also arise due to additional obligations to retirees for the effects of inflation. BVV is a multi-employer defined benefit plan. However, in line with industry practice, the Group accounts for it as a defined contribution plan since insufficient information is available to identify assets and liabilities relating to the Group’s current and former employees, primarily because the BVV does not fully allocate plan assets to beneficiaries nor to member companies.

Governance and Risk

The Group maintains a Pensions Committee to oversee its pension and related risks on a global basis. This Committee meets at least quarterly and reports directly to the Senior Executive Compensation Committee.

Within this context, the Group develops and maintains guidelines for governance and risk management, including funding, asset allocation and actuarial assumption setting.

During and after acquisitions or changes in the external environment (e.g., legislation, taxation), topics such as the general plan design or potential plan amendments are considered. Any plan changes follow a process requiring approval by Group Human Resources and, above a certain threshold, also of the Pensions Committee.

Pension risk management is embedded in the Group’s risk management organization, with strong focus on market risks given importance of capital market developments (e.g., interest rate, credit spread, price inflation) for the value of plan assets and liabilities, hence IFRS and regulatory capital. Risk management thereby encompasses regular measurement, monitoring and reporting of risks via specific metrics, as well as a risk control framework, e.g. via the establishment of risk limits or thresholds as applicable. Risk management activities also include the consideration, review and measurement of other financial risks, e.g. risks from demographic and other actuarial assumptions (e.g., longevity risk) but also the assessment of model, valuation and other non-financial risks.

494

Deutsche Bank
Annual Report 2024

In the Group’s key pension countries, the Group’s largest post-employment benefit plan risk exposures relate to potential changes in credit spreads, interest rates, price inflation and longevity, that are partially mitigated through the investment strategy adopted. To the extent that pension plans are funded, the assets held mitigate some of the liability risks, but introduce investment risk.

Overall, the Group seeks to minimize the impact of pensions on the Group’s financial position from market movements, subject to balancing the trade-offs involved in financing post-employment benefits, regulatory capital and constraints from local funding or accounting requirements.

Funding

The Group maintains various external pension trusts to fund the majority of its defined benefit plan obligations. The Group’s funding principle is to maintain funding of the defined benefit obligation by plan assets within a range of 90% to 100% of the obligation, subject to meeting any local statutory requirements. The Group has also determined that certain plans should remain unfunded, although their funding approach is subject to periodic review, e.g. when local regulations or practices change. Obligations for the Group’s unfunded plans are accrued on the balance sheet.

For many of the externally funded defined benefit plans there are local minimum funding requirements. The Group can decide on any additional plan contributions, with reference to the Group’s funding principle. There are some locations, e.g. the United Kingdom, where the trustees and the Group jointly agree contribution levels. In most countries the Group expects to receive an economic benefit from any plan surpluses of plan assets compared to defined benefit obligations, typically by way of reduced future contributions. Given the relatively high funding level and the investment strategy adopted in the Group’s key funded defined benefit plans, any minimum funding requirements that may apply are not expected to place the Group under any material adverse cash strain in the short term. With reference to the Group’s funding principle, the Group considers not re-claiming benefits paid from the Group’s assets as an equivalent to making cash contributions into the external pension trusts during the year.

In order to limit the extent to which the Group breached the upper end of its target funding ratio within Germany, the Group has claimed around € 520 million and € 490 million from the trust in 2024 and 2023, respectively, from the plan assets which represents the benefits paid from the Bank’s assets on behalf of the trust.

For post-retirement medical plans, the Group accrues for obligations over the period of employment and pays the benefits from Group assets when the benefits become due.

495

Deutsche Bank
Annual Report 2024

Actuarial Methodology and Assumptions

December 31 is the measurement date for all plans. All plans are valued by independent qualified actuaries using the projected unit credit method. A Group policy provides guidance to ensure consistency globally on setting actuarial assumptions which are finally determined by the Group’s Pensions Committee. Senior management of the Group is regularly informed of movements and changes in key actuarial assumptions.

The key actuarial assumptions applied in determining the defined benefit obligations on December 31 are presented below in the form of weighted averages.

	Dec 31, 2024				Dec 31, 2023
	Germany	UK	U.S.[1]	Other	Germany	UK	U.S.[1]	Other
Discount rate (in %)	3.52%	5.48%	5.51%	3.20%	3.33%	4.50%	5.01%	3.33%
Rate of price inflation (in %)	2.06%	3.46%	2.20%	1.60%	2.30%	3.42%	2.20%	1.84%
Rate of nominal increase in future compensation levels (in %)	2.25%	3.46%	2.30%	2.96%	2.48%	3.42%	2.30%	2.83%
Rate of nominal increase for pensions in payment (in %)	2.06%	3.18%	2.20%	0.59%	2.77%	3.15%	2.20%	0.69%

Assumed life expectancy at age 65
For a male aged 65 at measurement date	21.5	23.2	22.1	22.0	21.4	23.2	22.0	22.0
For a female aged 65 at measurement date	23.7	25.1	23.5	24.1	23.6	25.0	23.5	24.1
For a male aged 45 at measurement date	22.8	24.4	23.5	23.6	22.7	24.4	23.4	23.5
For a female aged 45 at measurement date	24.8	26.4	24.9	25.6	24.7	26.3	24.8	25.6

Mortality tables applied	Modified Richttafeln Heubeck 2018G	SAPS (S3) Light/ Very Light with CMI 2023 projections	PRI-2012 with MP-2021 projection	Country specific tables	Modified Richttafeln Heubeck 2018G	SAPS (S3) Light\ Very Light with CMI 2022 projections	PRI-2012 with MP-2021 projection	Country specific tables

1 Cash balance interest crediting rate in line with the 30-year U.S. government bond yield

For the Group’s most significant pension plans in the key countries, the discount rate used at each measurement date is set based on a high quality corporate bond yield curve, which is derived using a bond universe sourced from reputable third-party market data providers, and reflects the timing, amount and currency of the future expected benefit payments for the respective plan.

In 2023, a refinement was made to the Eurozone discount curve methodology in order to better align to long term market data resulting in a benefit recognized in Other Comprehensive Income of € 70 million.

The price inflation assumptions in the Eurozone and the United Kingdom are set with reference to market measures of inflation based on inflation swap rates in those markets at each measurement date. For other countries, the price inflation assumptions are typically based on long term forecasts by Consensus Economics Inc.

The assumptions for the increases in future compensation levels and for increases to pensions in payment are developed separately for each plan, where relevant. Each is set based on the price inflation assumption and reflecting the Group’s reward structure or policies in each market, as well as relevant local statutory and plan-specific requirements. In 2024, the Group introduced a refinement to the methodology for estimating increases to pensions in payment for its main German pension plan to better reflect the effects of recent short-term inflation, which resulted in a benefit recognized in Other Comprehensive Income of € 100 million.

Among other assumptions, mortality assumptions can be significant in measuring the Group’s obligations under its defined benefit plans. These assumptions have been set in accordance with current best estimate in the respective countries. Future potential improvements in longevity have been considered and included where appropriate.

496

Deutsche Bank
Annual Report 2024

Reconciliation in Movement of Liabilities and Assets – Impact on Financial Statements

	2024
in € m.	Germany	UK	U.S.	Other	Total
Change in the present value of the defined benefit obligation:
Balance, beginning of year	10,504	3,026	1,172	979	15,681
Defined benefit cost recognized in Profit & Loss
Current service cost	119	8	7	37	171
Interest cost	343	137	58	32	570
Past service cost and gain or loss arising from settlements	14	1	0	0	15
Defined benefit cost recognized in Other Comprehensive Income
Actuarial gain or loss arising from changes in financial assumptions	(549)	(398)	(13)	13	(947)
Actuarial gain or loss arising from changes in demographic assumptions	0	10	0	3	13
Actuarial gain or loss arising from experience	71	(12)	(1)	11	69
Cash flow and other changes
Contributions by plan participants	1	0	0	16	17
Benefits paid	(539)	(113)	(85)	(62)	(799)
Payments in respect to settlements	0	0	0	0	0
Acquisitions/Divestitures	0	0	0	0	0
Exchange rate changes	0	142	78	(1)	219
Other	0	2	0	0	2
Balance, end of year	9,964	2,803	1,216	1,028	15,011
thereof:
Unfunded	0	10	139	68	217
Funded	9,964	2,793	1,077	960	14,794

Change in fair value of plan assets:
Balance, beginning of year	10,532	3,912	1,003	1,071	16,518
Defined benefit cost recognized in Profit & Loss
Interest income	350	177	50	34	611
Defined benefit cost recognized in Other Comprehensive Income
Return from plan assets less interest income	(148)	(479)	4	34	(589)
Cash flow and other changes
Contributions by plan participants	1	0	0	16	17
Contributions by the employer	41	0	0	36	77
Benefits paid[1]	(539)	(112)	(71)	(54)	(776)
Payments in respect to settlements	0	0	0	0	0
Acquisitions/Divestitures	0	0	0	0	0
Exchange rate changes	0	185	67	4	256
Other	0	0	0	1	1
Plan administration costs	0	(5)	(3)	(1)	(9)
Balance, end of year	10,237	3,678	1,050	1,141	16,106
Funded status, end of year	273	875	(166)	113	1,095

Change in irrecoverable surplus (asset ceiling)
Balance, beginning of year	0	0	0	(102)	(102)
Interest cost	0	0	0	(1)	(1)
Changes in irrecoverable surplus	0	0	0	(9)	(9)
Exchange rate changes	0	0	0	1	1
Balance, end of year	0	0	0	(111)	(111)

Net asset (liability) recognized	273	875	(166)	2	984[2]

Fair value of reimbursement rights	0	0	0	3	3

1 For funded plans only

2 Thereof € 1,301 million recognized in Other assets and € 317 million in Other liabilities

497

Deutsche Bank
Annual Report 2024

	2023
in € m.	Germany	UK	U.S.	Other	Total
Change in the present value of the defined benefit obligation:
Balance, beginning of year	10,037	2,876	1,202	884	14,999
Defined benefit cost recognized in Profit & Loss
Current service cost	115	9	7	33	164
Interest cost	373	137	61	35	606
Past service cost and gain or loss arising from settlements	8	2	0	(1)	9
Defined benefit cost recognized in Other Comprehensive Income
Actuarial gain or loss arising from changes in financial assumptions	387	55	39	36	517
Actuarial gain or loss arising from changes in demographic assumptions	36	(59)	0	(1)	(24)
Actuarial gain or loss arising from experience	45	55	(7)	9	102
Cash flow and other changes
Contributions by plan participants	1	0	0	16	17
Benefits paid	(498)	(109)	(89)	(50)	(746)
Payments in respect to settlements	0	0	0	0	0
Acquisitions/Divestitures	0	0	0	0	0
Exchange rate changes	0	60	(41)	18	37
Other	0	0	0	0	0
Balance, end of year	10,504	3,026	1,172	979	15,681
thereof:
Unfunded	0	9	138	72	219
Funded	10,504	3,017	1,034	907	15,462

Change in fair value of plan assets:
Balance, beginning of year	10,351	3,768	996	962	16,077
Defined benefit cost recognized in Profit & Loss
Interest income	387	180	50	37	654
Defined benefit cost recognized in Other Comprehensive Income
Return from plan assets less interest income	247	(5)	28	28	298
Cash flow and other changes
Contributions by plan participants	1	0	0	16	17
Contributions by the employer	44	0	40	41	125
Benefits paid[1]	(498)	(108)	(74)	(41)	(721)
Payments in respect to settlements	0	0	0	0	0
Acquisitions/Divestitures	0	0	0	0	0
Exchange rate changes	0	83	(35)	29	77
Other	0	0	0	0	0
Plan administration costs	0	(6)	(2)	(1)	(9)
Balance, end of year	10,532	3,912	1,003	1,071	16,518
Funded status, end of year	28	886	(169)	92	837

Change in irrecoverable surplus (asset ceiling)
Balance, beginning of year	0	0	0	(107)	(107)
Interest cost	0	0	0	(2)	(2)
Changes in irrecoverable surplus	0	0	0	13	13
Exchange rate changes	0	0	0	(6)	(6)
Balance, end of year	0	0	0	(102)	(102)

Net asset (liability) recognized	28	886	(169)	(10)	735[2]

Fair value of reimbursement rights	0	0	0	3	3

1 For funded plans only

2 Thereof € 1,087 million recognized in Other assets and € 353 million in Other liabilities

498

Deutsche Bank
Annual Report 2024

Investment Strategy

The Group’s investment objective is to protect the Group from adverse impacts of its defined benefit pension plans on key financial metrics. The primary focus is to protect the plans’ IFRS funded status in the case of adverse market scenarios. Investment managers manage pension assets in line with investment mandates or guidelines as agreed with the pension plans’ trustees and investment committees.

For key defined benefit plans for which the Group aims to protect the IFRS funded status, the Group applies a liability driven investment approach. Risks from mismatches between fluctuations in the present value of the defined benefit obligations and plan assets due to capital market movements are minimized, subject to balancing relevant trade-offs. This is achieved by allocating plan assets closely to the market risk factor exposures of the pension liability to interest rates, credit spreads and inflation. Thereby, plan assets broadly reflect the underlying risk profile and currency of the pension obligations.

Where the desired hedging level for market risks cannot be achieved with physical instruments (i.e., corporate and government bonds), derivatives are employed. Derivative overlays mainly include interest rate, inflation swaps and credit default swaps. Other instruments are also used, such as interest rate futures and options. In practice, a completely hedged approach is impractical, for instance because of insufficient market depth for ultra-long-term corporate bonds, as well as liquidity and cost considerations. Therefore, plan assets contain further return-seeking asset categories such as equity, real estate, high yield bonds or emerging markets bonds to create long-term value and achieve diversification benefits. Furthermore, this shift in the investment strategy allows for actively taken market risk exposures from interest rates and credit spreads within defined limits governed by the Pensions Committee. As a result, the market risk from plan assets has been reduced.

In 2024, the Group entered into a buy-in transaction with a third party insurer to de-risk € 1.1 billion of exposure to the UK defined benefit pension schemes funded from existing assets, with no additional employer contribution required. The recognition of the insurance policy as a qualifying plan asset negatively impacted Other Comprehensive Income in the Group’s financial statement by approximately € 120 million. A similar buy-in transaction to de-risk € 515 million of exposure occurred in 2023 which negatively impacted Other Comprehensive Income in the Group’s financial statement by approximately € 33 million. In total, the Group has entered into five buy-in transactions in the UK with third-party insurers protecting the Group from movements in defined benefit obligations of around € 2.8 billion as at 31 December, 2024.

499

Deutsche Bank
Annual Report 2024

Plan asset allocation to key asset classes

The following table shows the asset allocation of the Group’s funded defined benefit plans to key asset classes, i.e. exposures include physical securities in discretely managed portfolios and underlying asset allocations of any commingled funds used to invest plan assets.

Asset amounts in the following table include both “quoted” (i.e., Level 1 assets in accordance with IFRS 13 – amounts invested in markets where the fair value can be determined directly from prices which are quoted in active, liquid markets) and “other” (i.e., Level 2 and 3 assets in accordance with IFRS 13) assets.

	Dec 31, 2024					Dec 31, 2023
in € m.	Germany	UK	U.S.	Other	Total	Germany	UK	U.S.	Other	Total
Cash and cash equivalents	305	163	3	66	537	179	92	53	71	395
Equity instruments[1]	1,060	0	111	256	1,427	1,213	0	109	215	1,537
Investment-grade bonds[2]
Government	1,814	77	277	214	2,382	1,882	919	366	189	3,356
Non-government bonds	4,090	531	474	358	5,453	4,081	915	369	347	5,712
Non-investment-grade bonds
Government	86	0	4	4	94	103	1	1	4	109
Non-government bonds	380	17	19	25	441	325	73	16	21	435
Securitized and other Debt Investments	37	21	85	16	159	47	99	78	10	234
Insurance	0	2,756	0	16	2,772	0	1,807	0	15	1,822
Alternatives
Real estate	719	0	0	99	818	727	0	0	97	824
Commodities	54	0	0	2	56	39	0	0	4	43
Private equity	0	0	0	4	4	0	0	0	3	3
Other[3]	989	0	0	60	1,049	1,022	0	0	60	1,082
Derivatives (Market Value)
Interest rate	730	113	(49)	13	807	909	171	(3)	17	1,094
Credit	(18)	0	57	0	39	(18)	(1)	16	0	(3)
Inflation	0	0	0	14	14	0	(5)	0	13	8
Foreign exchange	(17)	0	0	(6)	(23)	21	0	0	5	26
Other	8	0	69	0	77	2	(159)	(2)	0	(159)
Total fair value of plan assets	10,237	3,678	1,050	1,141	16,106	10,532	3,912	1,003	1,071	16,518

1 Allocation of equity exposure is broadly in line with the typical index in the respective market, e.g. the equity portfolio’s benchmark of the UK retirement benefit plans is the MSCI All Countries World Index

2 Investment-grade means BBB and above. Average credit rating exposure for the Group’s main plans is around A

3 This position contains commingled funds which could not be segregated into the other asset categories

The following table sets out the Group’s funded defined benefit plan assets only invested in “quoted” assets, i.e. Level 1 assets in accordance with IFRS 13.

	Dec 31, 2024					Dec 31, 2023
in € m.	Germany	UK	U.S.	Other	Total	Germany	UK	U.S.	Other	Total
Cash and cash equivalents	(118)	(56)	3	12	(159)	29	92	50	19	190
Equity instruments[1]	757	0	110	45	912	933	0	109	39	1,081
Investment-grade bonds[2]
Government	599	77	256	52	984	601	919	360	41	1,921
Non-government bonds	0	0	0	0	0	0	0	0	0	0
Non-investment-grade bonds
Government	2	0	1	0	3	1	1	0	0	2
Non-government bonds	0	0	0	0	0	0	0	0	0	0
Securitized and other Debt Investments	0	0	0	0	0	0	98	0	0	98
Insurance	0	0	0	0	0	0	0	0	0	0
Alternatives
Real estate	0	0	0	0	0	0	0	0	0	0
Commodities	0	0	0	0	0	0	0	0	0	0
Private equity	0	0	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0	0	0
Derivatives (Market Value)
Interest rate	0	0	(57)	0	(57)	0	0	(16)	0	(16)
Credit	0	0	0	0	0	0	0	0	0	0
Inflation	0	0	0	0	0	0	0	0	0	0
Foreign exchange	0	0	0	0	0	0	0	0	0	0
Other	8	0	0	0	8	2	0	0	0	2
Total fair value of quoted plan assets	1,248	21	313	109	1,691	1,566	1,110	503	99	3,278

1 Allocation of equity exposure is broadly in line with the typical index in the respective market, e.g. the equity portfolio’s benchmark of the UK retirement benefit plans is the MSCI All Countries World Index

2 Investment-grade means BBB and above. Average credit rating exposure for the Group’s main plans is around A

500

Deutsche Bank
Annual Report 2024

The following tables show the asset allocation of the “quoted” and “other” defined benefit plan assets by key geography in which they are invested.

	Dec 31, 2024
in € m.	Germany	United Kingdom	United States	Other Eurozone	Other developed countries	Emerging markets	Total
Cash and cash equivalents	(20)	172	30	311	20	24	537
Equity instruments	29	30	818	345	150	55	1,427
Government bonds (investment-grade and above)	376	77	300	980	207	442	2,382
Government bonds (non-investment-grade)	2	0	1	0	0	91	94
Non-government bonds (investment-grade and above)	500	632	1,843	2,021	392	65	5,453
Non-government bonds (non-investment-grade)	26	27	22	359	3	4	441
Securitized and other Debt Investments	23	21	83	15	17	0	159
Subtotal	936	959	3,097	4,031	789	681	10,493
Share (in %)	9%	9%	30%	38%	8%	6%	100%
Other asset categories							5,613
Fair value of plan assets							16,106

	Dec 31, 2023
in € m.	Germany	United Kingdom	United States	Other Eurozone	Other developed countries	Emerging markets	Total
Cash and cash equivalents	(20)	98	67	195	29	26	395
Equity instruments	21	52	921	325	179	40	1,538
Government bonds (investment-grade and above)	420	919	419	910	191	497	3,356
Government bonds (non-investment-grade)	0	1	0	2	0	106	109
Non-government bonds (investment-grade and above)	503	693	1,909	2,099	449	60	5,713
Non-government bonds (non-investment-grade)	5	67	29	330	3	1	435
Securitized and other Debt Investments	32	98	77	14	10	1	232
Subtotal	961	1,928	3,422	3,875	861	731	11,778
Share (in %)	8%	16%	29%	33%	7%	6%	100%
Other asset categories							4,740
Fair value of plan assets							16,518

Plan assets include derivative transactions with Group entities with an overall positive market value of around € 810 million at December 31, 2024 and € 930 million December 31, 2023, respectively. There is neither a material amount of securities issued by the Group nor other claims on Group assets included in the fair value of plan assets. The plan assets do not include any real estate which is used by the Group.

501
Deutsche Bank
Annual Report 2024

Key Risk Sensitivities

The Group’s defined benefit obligations are sensitive to changes in capital market conditions and actuarial assumptions. Sensitivities to capital market movements and key assumption changes are presented in the following table. Each market risk factor or assumption is changed in isolation. Sensitivities of the defined benefit obligations are approximated using geometric extrapolation methods based on plan durations for the respective assumption. Duration is a risk measure that indicates the broad sensitivity of the obligations to a change in an underlying assumption and provides a reasonable approximation for small to moderate changes in those assumptions.

For example, the interest rate duration is derived from the change in the defined benefit obligation to a change in the interest rate based on information provided by the local actuaries of the respective plans. The resulting duration is used to estimate the remeasurement liability loss or gain from changes in the interest rate. For other assumptions, a similar approach is used to derive the respective sensitivity results.

For defined benefit pension plans, changes in capital market conditions will impact the plan obligations via actuarial assumptions (e.g. via the discount rate and price inflation rate) as well as the plan assets’ fair value. Where the Group applies a liability driven investment approach or has insured part of the obligations as in the UK, the Group’s overall risk exposure to such changes is reduced. To help readers gain a better understanding of the Group’s risk exposures to key capital market movements, the net impact of the change in the defined benefit obligations and plan assets due to a change of the related market risk factor or underlying actuarial assumption is shown. Where changes in actuarial assumptions do not affect plan assets, only the impact on the defined benefit obligations is reported.

Asset-related sensitivities are derived for the Group’s major plans by using risk sensitivity factors determined by the Group’s Market Risk Management function. These sensitivities are calculated based on information provided by the plans’ investment managers and extrapolated linearly to reflect the approximate change of the plan assets’ market value in case of a change in the underlying risk factor.

The sensitivities illustrate plausible variations over time in capital market movements and key actuarial assumptions. The Group is not in a position to provide a view on the likelihood of these capital market or assumption changes. While these sensitivities illustrate the overall impact on the funded status of the changes shown, the significance of the impact and the range of reasonable possible alternative assumptions may differ between the different plans that comprise the aggregated results. Even though plan assets and plan obligations are sensitive to similar risk factors, actual changes in plan assets and obligations may not fully offset each other due to imperfect correlations between market risk factors and actuarial assumptions. Caution should be used when extrapolating these sensitivities due to non-linear effects that changes in capital market conditions and key actuarial assumptions may have on the overall funded status. Any management actions that may be taken to mitigate the inherent risks in the post-employment defined benefit plans are not reflected in these sensitivities.

502

Deutsche Bank
Annual Report 2024

	Dec 31, 2024				Dec 31, 2023
in € m.	Germany	UK	U.S.	Other	Germany	UK	U.S.	Other
Interest rate (–50 bp):
(Increase) in DBO	(525)	(210)	(25)	(45)	(575)	(230)	(25)	(40)
Expected increase in plan assets[1]	465	225	20	15	355	150	20	15
Expected net impact on funded status (de-) increase	(60)	15	(5)	(30)	(220)	(80)	(5)	(25)

Interest rate (+50 bp):
Decrease in DBO	500	195	25	40	545	215	25	40
Expected (decrease) in plan assets[1]	(465)	(205)	(20)	(15)	(355)	(150)	(20)	(15)
Expected net impact on funded status (de-) increase	35	(10)	5	25	190	65	5	25

Credit spread (–50 bp):
(Increase) in DBO	(525)	(210)	(55)	(50)	(575)	(230)	(50)	(45)
Expected increase in plan assets[1]	305	220	35	10	320	65	15	10
Expected net impact on funded status (de-) increase	(220)	10	(20)	(40)	(255)	(165)	(35)	(35)

Credit spread (+50 bp):
Decrease in DBO	500	195	50	45	545	215	50	45
Expected (decrease) in plan assets[1]	(305)	(200)	(35)	(10)	(320)	(65)	(15)	(10)
Expected net impact on funded status (de-) increase	195	(5)	15	35	225	150	35	35

Rate of price inflation (–50 bp):[2]
Decrease in DBO	165	150	5	10	300	150	10	10
Expected (decrease) in plan assets[1]	(260)	(150)	0	(5)	(275)	(95)	0	(5)
Expected net impact on funded status (de-) increase	(95)	0	5	5	25	55	10	5

Rate of price inflation (+50 bp):[2]
(Increase) in DBO	(280)	(160)	(5)	(10)	(310)	(160)	(5)	(10)
Expected increase in plan assets[1]	260	160	0	5	275	95	0	5
Expected net impact on funded status (de-) increase	(20)	0	(5)	(5)	(35)	(65)	(5)	(5)

Rate of real increase in future compensation levels (–50 bp):
Decrease in DBO, net impact on funded status	25	5	0	10	30	5	0	10

Rate of real increase in future compensation levels (+50 bp):
(Increase) in DBO, net impact on funded status	(25)	(5)	0	(10)	(30)	(5)	0	(10)

Longevity improvements by 10%:[3]
(Increase) in DBO	(205)	(60)	(20)	(10)	(225)	(60)	(20)	(10)
Expected increase in plan assets	0	55	0	0	0	40	0	0
Expected net impact on funded status (de-) increase	(205)	(5)	(20)	(10)	(225)	(20)	(20)	(10)

1 Expected changes in the fair value of plan assets contain the simulated impact from the biggest plans in Germany, the UK, the U.S., Channel Islands, Switzerland and Belgium which cover over 99% of the total fair value of plan assets. The fair value of plan assets for other plans is assumed to be unchanged for this presentation

2 Incorporates sensitivity to changes in pension benefits to the extent linked to the price inflation assumption

3 Estimated to be equivalent to an increase of around 1 year in overall life expectancy

503

Deutsche Bank
Annual Report 2024

Expected cash flows

The following table shows expected cash flows for post-employment benefits in 2025, including contributions to the Group’s external pension trusts in respect of funded plans, direct payment to beneficiaries in respect of unfunded plans, as well as contributions to defined contribution plans.

2025
in € m.	Total
Expected contributions to
Defined benefit plan assets	85
BVV	60
Other defined contribution plans	280
Expected benefit payments for unfunded defined benefit plans	30
Expected total cash flow related to post-employment benefits	455

Expense of employee benefits

The following table presents a breakdown of specific expenses according to the requirements of IAS 19 and IFRS 2.

in € m.	2024	2023	2022
Expenses for defined benefit plans:
Service cost[1]	171	164	229
Net interest cost (income)	(40)	(45)	(10)
Total expenses defined benefit plans	131	119	219
Expenses for defined contribution plans:
BVV	61	55	57
Other defined contribution plans	282	265	258
Total expenses for defined contribution plans	343	320	315
Total expenses for post-employment benefit plans	474	439	534
Employer contributions to state-mandated pension plans
Pensions related payments social security in Germany	232	218	214
Contributions to pension fund for Postbank´s postal civil servants	51	57	58
Further pension related state-mandated benefit plans	258	248	216
Total employer contributions to state-mandated benefit plans	542	523	488
Expenses for share-based payments:
Expenses for share-based payments, equity settled[2]	426	436	405
Expenses for share-based payments, cash settled[2]	64	43	29
Expenses for cash retention plans[2]	471	448	418
Expenses for severance payments[3]	487	293	82

1 Severance related items under Service Costs are reclassified to Expenses for Severance payments

2 Including expenses for new hire awards and the acceleration of expenses not yet amortized due to the discontinuation of employment including those amounts which are recognized as part of the Group’s restructuring expenses

3 Excluding the acceleration of expenses for deferred compensation awards not yet amortized. Severance related items under Service Costs were reclassified to Expense for Severance payments

504

Deutsche Bank
Annual Report 2024

34 – Income Taxes

Income tax expense (benefit)

in € m.	2024	2023	2022
Current tax expense (benefit):
Tax expense (benefit) for current year	1,330	1,284	919
Adjustments for prior years	(16)	56	(132)
Total current tax expense (benefit)	1,314	1,340	787
Deferred tax expense (benefit):
Origination and reversal of temporary differences, unused tax losses and tax credits	463	442	424
Effect of changes in tax law and/or tax rate	23	7	(20)
Adjustments for prior years	(13)	(1,002)	(1,256)
Total deferred tax expense (benefit)	473	(553)	(852)
Total income tax expense (benefit)	1,786	787	(64)

Total deferred tax expense (benefit) includes benefits from previously unrecognized tax losses (tax credits/deductible temporary differences) and the reversal of previous write-downs and expenses arising from write-downs of deferred tax assets. The deferred tax expense (benefit) was positively impacted by € 16 million in 2024, by € 1.1 billion in 2023 and by € 1.4 billion in 2022.

The Global Minimum Taxation Rules or Pillar 2 rules became applicable to Deutsche Bank starting in 2024, with Deutsche Bank AG as the ultimate parent. The bank is required to annually determine the global minimum tax or Pillar 2 liability for group entities in close to 60 jurisdictions. Temporary relief from detailed Pillar 2 calculations, which is determined on a jurisdiction-by-jurisdiction basis, may be available under transitional safe harbor provisions. These safe harbor provisions, which are applicable in tax years 2024-2026, are based on the bank’s country-by-country reports filed annually with the German tax authorities and certain other financial data. Uncertainties remain regarding the application of the Pillar 2 rules, further legislative developments and interpretative guidance in many countries are expected over time, and implementation efforts are ongoing. The bank has estimated the potential impact on its financial position for 2024 on a best effort basis and recognized a Pillar 2 related current tax expense of € 3 million. The assessment considered a number of qualitative and quantitative factors applicable to 2024: (1) the bank’s blended statutory tax rate across all applicable jurisdictions amounted to 28%, which is significantly higher than the minimum tax rate of 15%; (2) only six countries applied a statutory tax rate of less than 15% to the bank’s operations; and (3) based on an analysis of the most recently available country-by-country data, the bank is estimated to qualify for relief under the transitional safe harbor provisions in most of the jurisdictions it operates in.

Difference between applying German statutory (domestic) income tax rate and actual income tax expense (benefit)

in € m.	2024	2023	2022
Expected tax expense (benefit) at domestic income tax rate of 31.3% (31.3% for 2023 and 31.3% for 2022)	1,656	1,777	1,751
Foreign rate differential	(185)	(89)	(117)
Tax-exempt gains on securities and other income	(246)	(319)	(217)
Loss (income) on equity method investments	(6)	(0)	(12)
Nondeductible expenses	520	392	429
Impairments of goodwill	0	55	(0)
Changes in recognition and measurement of deferred tax assets[1]	(59)	(1,238)	(1,891)
Effect of changes in tax law and/or tax rate	23	7	(20)
Effect related to share-based payments	(1)	(0)	(5)
Other[1]	84	202	18
Actual income tax expense (benefit)	1,786	787	(64)

1 Current and deferred tax expense (benefit) relating to prior years are mainly reflected in the line items “Changes in recognition and measurement of deferred tax assets” and “Other”.

The domestic income tax rate, including corporate tax, solidarity surcharge, and trade tax, used for calculating deferred tax assets and liabilities was 31.3% for 2024, 2023 and 2022.

Changes in recognition and measurement of deferred tax assets in 2023 mainly included the effect of the recognition of previously unrecognized deferred tax assets in the U.K. and in 2022 mainly in the U.S. In determining the amount of deferred tax assets, the Group uses historical tax capacity and profitability information and, if relevant, forecasted operating results based upon approved business plans, including a review of the eligible carry-forward periods, available tax planning opportunities and other relevant considerations.

505

Deutsche Bank
Annual Report 2024

The Group is under continuous examinations by tax authorities in various jurisdictions. “Other” in the preceding table includes the effects of these examinations by the tax authorities.

Income taxes credited or charged to equity (other comprehensive income/additional paid in capital)

in € m.	2024	2023	2022
Actuarial gains (losses) related to defined benefit plans	(115)	137	(642)
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss	54	18	(25)
Financial assets mandatory at fair value through other comprehensive income:
Unrealized net gains (losses) arising during the period	96	109	254
Realized net gains (losses) arising during the period (reclassified to profit or loss)	13	1	(61)
Derivatives hedging variability of cash flows:
Unrealized net gains (losses) arising during the period	73	(132)	229
Net gains (losses) reclassified to profit or loss	(64)	(110)	(18)
Other equity movement:
Unrealized net gains (losses) arising during the period	141	151	192
Net gains (losses) reclassified to profit or loss	5	0	0
Income taxes credited (charged) to other comprehensive income	203	174	(71)
Other income taxes credited (charged) to equity	104	50	25

Major components of the Group’s gross deferred tax assets and liabilities

in € m.	Dec 31, 2024	Dec 31, 2023
Deferred tax assets:
Unused tax losses	3,966	4,747
Unused tax credits	172	23
Deductible temporary differences:
Trading activities, including derivatives	5,210	4,723
Employee benefits, including equity settled share based payments	1,755	1,828
Accrued interest expense	1,477	999
Loans and borrowings, including allowance for loans	846	949
Leases	857	855
Intangible Assets	52	80
Fair value OCI (IFRS 9)	496	332
Other assets	525	485
Other provisions	237	88
Other liabilities	6	6
Total deferred tax assets pre offsetting	15,599	15,115
Deferred tax liabilities:
Taxable temporary differences:
Trading activities, including derivatives	5,328	5,061
Employee benefits, including equity settled share based payments	324	291
Loans and borrowings, including allowance for loans	538	617
Leases	762	758
Intangible Assets	752	717
Fair value OCI (IFRS 9)	45	43
Other assets	270	272
Other provisions	292	89
Other liabilities	39	40
Total deferred tax liabilities pre offsetting	8,350	7,888

Deferred tax assets on unused tax credits included € 151 million and € 10 million as of December 31, 2024 and December 31, 2023 related to the corporate alternative minimum tax in the U.S.

Deferred tax assets and liabilities, after offsetting

in € m.	Dec 31, 2024	Dec 31, 2023
Presented as deferred tax assets	7,839	7,773
Presented as deferred tax liabilities	590	546
Net deferred tax assets	7,249	7,227

506

Deutsche Bank
Annual Report 2024

The change in the balance of deferred tax assets and deferred tax liabilities might not equal the deferred tax expense (benefit). In general, this is due to (1) deferred taxes that are booked directly to equity, (2) the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than euro, (3) the acquisition and disposal of entities as part of ordinary activities and (4) the reclassification of deferred tax assets and liabilities which are presented otherwise on the face of the balance sheet as components of other assets and liabilities.

Items for which no deferred tax assets were recognized

in € m.	Dec 31, 2024¹	Dec 31, 2023¹
Deductible temporary differences	(39)	(36)
Not expiring	(4,945)	(5,119)
Expiring in subsequent period	(2)	(28)
Expiring after subsequent period	(77)	(55)
Unused tax losses	(5,024)	(5,202)
Expiring after subsequent period	0	0
Unused tax credits	(1)	(1)

1 Amounts in the table refer to deductible temporary differences, unused tax losses and tax credits for federal income tax purposes.

Deferred tax assets were not recognized on these items because it is not probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized.

As of December 31, 2024 and December 31, 2023, the Group recognized deferred tax assets of € 3.9 billion and € 6.0 billion, respectively, that exceeded deferred tax liabilities in entities which have suffered a tax loss in either the current or preceding period. This is based on management’s assessment that it is probable that the respective entities will have taxable profits against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized. In determining the amounts of deferred tax assets to be recognized, management uses historical profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, tax planning opportunities and other relevant considerations.

As of December 31, 2024 and December 31, 2023, the Group had temporary differences associated with the Group’s parent company’s investments in subsidiaries, branches and associates and interests in joint ventures of € 286 million and € 349 million respectively, in respect of which no deferred tax liabilities were recognized.

507

Deutsche Bank
Annual Report 2024

35 – Derivatives

Derivative financial instruments and hedging activities

Derivative contracts used by the Group include swaps, futures, forwards, options and other similar types of contracts. In the normal course of business, the Group enters into a variety of derivative transactions for sales, market-making and risk management purposes. The Group’s objectives in using derivative instruments are to meet customers’ risk management needs and to manage the Group’s exposure to risks.

In accordance with the Group’s accounting policy relating to derivatives and hedge accounting as described in Note 1 “Material Accounting Policies and Critical Accounting Estimates”, all derivatives are carried at fair value in the balance sheet regardless of whether they are held for trading or non-trading purposes.

Derivatives held for sales and market-making purposes

Sales and market-making

The majority of the Group’s derivatives transactions relate to sales and market-making activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Market-making involves quoting bid and offer prices to other market participants, enabling revenue to be generated based on spreads and volume.

Risk management

The Group uses derivatives in order to reduce its exposure to market risks as part of its asset and liability management. This is achieved by entering into derivatives that hedge specific portfolios of fixed rate financial instruments and forecast transactions as well as strategic hedging against overall balance sheet exposures. The Group actively manages interest rate risk through, among other things, the use of derivative contracts. Utilization of derivative financial instruments is modified from time to time within prescribed limits in response to changing market conditions, as well as to changes in the characteristics and mix of the related assets and liabilities.

Derivatives qualifying for hedge accounting

The Group applies hedge accounting if derivatives meet the specific criteria described in Note 1 “Material Accounting Policies and Critical Accounting Estimates”.

In fair value hedge relationship, the Group uses primarily interest rate swaps and options, in order to protect itself against movements in the fair value of fixed-rate financial instruments due to movements in market interest rates. In a cash flow hedge relationship, the Group uses interest rate swaps in order to protect itself against exposure to variability in interest rates. The Group enters into foreign exchange forwards and swaps for hedges of translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent at period end spot rates.

Interest rate risk

The Group uses interest rate swaps and options to manage its exposure to interest rate risk by modifying the re-pricing characteristics of existing and/or forecasted assets and liabilities, including funding and investment activities. The interest rate swaps and options are designated in either a fair value hedge or a cash flow hedge. For fair value hedges, the Group uses interest rate swaps and options contracts to manage the fair value movements of fixed rate financial instruments due to changes in benchmark interest. For cash flow hedges, we use interest rate swaps to manage the exposure to cash flow variability of our variable rate instruments as a result of changes in benchmark interest rates.

508

Deutsche Bank
Annual Report 2024

The Group manages its interest rate risk exposure on a portfolio basis with frequent changes in the portfolio due to the origination of new loans and bonds, repayments of existing loans and bonds, issuance of new funding liabilities and repayment of existing funding liabilities. Accordingly, a dynamic hedging accounting approach is adopted for the portfolio, in which individual hedge relationships are designated and de-designated on a more frequent basis (e.g. on a monthly basis).

The Group assesses and measures hedge effectiveness of a hedging relationship based on the change in the fair value or cash flows of the derivative hedging instrument relative to the change in the fair value or cash flows of the hedged item attributable to the hedged risk. Potential sources of ineffectiveness can be attributed to differences between hedging instruments and hedged items:

– Mismatches in the terms of hedged items and hedging instruments, for example the frequency and timing of when interest rates are reset, frequency of payment and callable features.

– Difference in the discounting rate applied to the hedged item and the hedging instrument, taking into consideration differences in the reset frequency of the hedged item and hedging instrument.

– Derivatives used as hedging instrument with a non-zero fair value at inception date of the hedging relationship, resulting in mismatch in terms with the hedged item. This is particularly pertinent in periods proceeding high interest rate moves.

The Group’s portfolio fair value hedging relationships include hedges of well-collateralized German fixed rate mortgages portfolios where the Group maintains headroom to avoid any hedge ineffectiveness that may arise from an increase in the default risk of the underlying mortgage portfolio. This also applies to the Group’s portfolio fair value hedge relationships that include non-maturing deposits that the Group’s customers may withdraw on demand. The stable nature of the Group’s deposit volume (refer to Note 26) as well as a headroom means that Group has not observed any hedge ineffectiveness from the hedge accounting application. In the current year, the Group partly discontinued its macro cash flow program that includes a portfolio of corporate variable yielding loans as hedged item. This discontinuation was triggered by a rebalancing of the Group’s hedge accounting designations and the Group has not recorded any hedge ineffectiveness due to an increase in counterparty defaults or unexpected pre-payments in the corporate loan portfolio.

Foreign exchange risk

The Group manages its foreign currency risk (including U.S. dollar and British pound) from investments in foreign operation through net investment hedges using rolling foreign exchange forward strategy. In addition, the Group applies cash flow hedge accounting for specific foreign denominated highly probable cash flows using foreign exchange forward instruments as hedging instruments.

As the investments in foreign operations are only hedged to the extent of the notional amount of the hedging derivative instrument the Group generally does not expect to incur significant ineffectiveness on hedges of net investments in foreign operations. Potential sources of ineffectiveness are limited to situations where derivatives with a non-zero fair value at inception date of the hedging relationship are used as hedging instrument, or where the spot foreign currency risk has been designated as hedged risk, resulting in mismatch in terms with the hedged item. Similarly, for cash flow hedge accounting applications the foreign exchange forward instruments generally match the terms of the underlying highly probable transactions such that the Group does not expect to incur significant ineffectiveness in such hedge relationships.

In addition to net investment hedges, the Group also applies cash flow hedge accounting (FX CFH) for USD denominated Treasury bonds (HTC classified) held in EUR functional entities, utilizing foreign exchange forward contracts as hedging instruments.

The hedged risk is the cash flow variability of highly probable HTC coupons driven by movements in spot FX. The Group does not expect to incur ineffectiveness, as the notional amount of the hedging instrument should be equivalent to the cash flow exposure on HTC bonds. The hedge is re-balanced monthly to reflect cash flow decay on HTC bonds, and FX forward point risk is not a component of the designated risk therefore a highly effective hedge is observed.

509

Deutsche Bank
Annual Report 2024

Fair value hedge accounting

Derivatives held as fair value hedges

	Dec 31, 2024			2024	Dec 31, 2023			2023
in € m.	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness
Derivatives held as fair value hedges	4,790	9,109	263,184	2,448	4,172	13,681	259,828	5,053

	2024	2023
in € m.	Hedge ineffectiveness	Hedge ineffectiveness
Result of fair value hedges	1,435	514

Financial instruments designated in fair value hedges

	Dec 31, 2024						2024
	Carrying amount of Financial instruments designated as fair value hedges		Accumulated amount of fair value hedge adjustments - Total		Accumulated amount of fair value hedge adjustments - Terminated hedge relationships		Fair Value changes used for hedge effectiveness
in € m.	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Financial assets at fair value through other comprehensive income	21,559	0	(1,383)	0	1	0	(156)
Bonds at amortized cost	1,949	0	(22)	0	(18)	0	(4)
Long-term debt	0	73,946	0	(3,816)	0	(101)	(194)
Deposits	0	117,196	0	(1,251)	0	(350)	(644)
Loans at amortized cost	17,083	0	(4,976)	0	(1)	0	(15)

	Dec 31, 2023						2023
	Carrying amount of Financial instruments designated as fair value hedges		Accumulated amount of fair value hedge adjustments - Total		Accumulated amount of fair value hedge adjustments - Terminated hedge relationships		Fair Value changes used for hedge effectiveness
in € m.	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Financial assets at fair value through other comprehensive income	16,967	0	(1,314)	0	49	0	640
Bonds at amortized cost	361	0	(12)	0	(23)	0	25
Long-term debt	0	71,769	0	(3,936)	0	(184)	(2,274)
Deposits	0	125,702	0	(3,066)	0	(479)	(4,061)
Loans at amortized cost	15,135	0	(5,649)	0	0	0	1,131

Cash flow hedge accounting

Derivatives held as cash flow hedges

	Dec 31, 2024			2024	Dec 31, 2023			2023
in € m.	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness
Derivatives held as cash flow hedges	58	183	109,671	(229)	416	228	111,462	537

Cash flow hedge balances

in € m.	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022
Reported in Equity[1]	36	44	(790)
thereof relates to terminated programs	0	0	0
Gains (losses) posted to equity for the year ended	(242)	436	(819)
Gains (losses) removed from equity for the year ended	234	398	71
thereof relates to terminated programs	0	0	0
Changes of hedged item's value used for hedge effectiveness	(212)	434	(899)
Ineffectiveness recorded within P&L	13	101	16

1 Reported in equity refers to accumulated other comprehensive income as presented in the Consolidated Balance Sheet.

510

Deutsche Bank
Annual Report 2024

In accordance with IAS 39.96 the gains and losses posted to equity in a cash flow hedge relationship is the lesser of cumulative gain or loss on the hedging instrument from the inception of the hedge and the cumulative change in fair value of the expected future cash flows on the hedged item from inception of the hedge. As a result, changes of the hedged item’s value used for hedge effectiveness are not fully recorded in equity if it exceeds the hedging instrument’s fair value changes used for hedge effectiveness. Consequently, hedge ineffectiveness recorded within P&L does not always reconcile to the difference between the changes of the hedged item’s value used for hedge effectiveness and the hedging instrument’s fair value changes used for hedge effectiveness.

During the current period, increases in the designated benchmark interest rates resulted in negative fair value changes on the associated hedging instruments, mainly related to cash flow hedge relationship on USD denominated financial asset. In addition, the carrying value of these hedging derivatives changed into a net financial liability which therefore aligns to the fair value change shown in the table above.

In the FX CFH, ineffectiveness is not expected considering FX forward point risk is not a component of the designated risk. The change in both the hypothetical and hedging instrument fair value used for effectiveness testing is driven by FX spot risk only, and is expected to offset (subject to a positive capacity test result).

As of December 31, 2024 the longest term cash flow hedge matures in 2036.

As of December 31, 2024 the longest FX CFH matures in 2032.

The financial instruments designated as cash flow hedges are recognized as Loans at amortized cost in the Group’s Consolidated Balance Sheet.

Financial instruments designated in the FX CFH are recognized as Debt Securities HTC at amortized cost in the Groups Consolidated Balance Sheet.

Net investment hedge accounting

Derivatives held as net investment hedges

	Dec 31, 2024			2024	Dec 31, 2023			2023
in € m.	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness
Derivatives held as net investment hedges	189	1,595	45,517	(2,442)	736	157	42,751	317

	2024		2023
in € m.	Fair value changes recognized in Equity[1]	Hedge ineffectiveness	Fair value changes recognized in Equity[1]	Hedge ineffectiveness
Result of net investment hedges	(2,384)	(81)	(169)	(138)

1 Reported in equity refers to accumulated other comprehensive income as presented in the Consolidated Balance Sheet.

Profile of derivatives held as net investment hedges

in € m.	Within 1 year	1–3 years	3–5 years	Over 5 years
As of December 31, 2024
Nominal amount Foreign exchange forwards	36,976	318	3	0
Nominal amount Foreign exchange swaps	7,990	230	0	0
Total	44,966	548	3	0
As of December 31, 2023
Nominal amount Foreign exchange forwards	33,347	85	18	0
Nominal amount Foreign exchange swaps	8,683	579	39	0
Total	42,030	664	57	0

The Group uses a foreign exchange forward strategy. As indicated in the above table, the vast majority of forward contracts mature within the year. The Group did not calculate an average foreign currency rate because the amount of contracts that mature after 1 year are not material.

511

Deutsche Bank
Annual Report 2024

36 – Related Party Transactions

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Group’s related parties include:

– Key management personnel including close family members and entities which are controlled, significantly influenced by, or for which significant voting power is held by key management personnel or their close family members

– Subsidiaries, joint ventures and associates and their respective subsidiaries

– Post-employment benefit plans for the benefit of Deutsche Bank employees

Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of Deutsche Bank, directly or indirectly. The Group considers the members of the Management Board and of the Supervisory Board of the parent company to constitute key management personnel for purposes of IAS 24.

Compensation expense of key management personnel

in € m.	2024	2023	2022
Short-term employee benefits	47	37	37
Post-employment benefits	4	7	5
Other long-term benefits	35	17	15
Termination benefits	0	0	2
Share-based payment	15	18	17
Total	101	79	76

The above table does not contain compensation that employee representatives and former board members on the Supervisory Board have received. The aggregated compensation paid to such members for their services as employees of Deutsche Bank or status as former employees (retirement, pension and deferred compensation) amounted to € 1 million as of December 31, 2024, € 1 million as of December 31, 2023 and € 1 million as of December 31, 2022.

Among the Group’s transactions with key management personnel as of December 31, 2024, were loans and commitments of € 2 million and deposits of € 17 million. As of December 31, 2023, the Group’s transactions with key management personnel were loans and commitments of € 1 million and deposits of € 16 million.

In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel.

Transactions with Subsidiaries, Joint Ventures and Associates

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures and their respective subsidiaries also qualify as related party transactions.

Transactions for subsidiaries, joint ventures and associates are presented combined in below table as these are not material individually.

Loans

in € m.	2024	2023
Loans outstanding, beginning of year	44	119
Net movement in loans during the period	70	(98)
Changes in the group of consolidated companies	0	0
Exchange rate changes/other	(41)	23
Loans outstanding, end of year[1]	73	44
Other credit risk related transactions:
Allowance for loan losses	0	1
Provision for loan losses	1	0
Guarantees and commitments	3	1

1. Loans past due were € 0 million as of December 31, 2024 and € 0 million as of December 31, 2023. For the total loans the Group held collateral of € 0 million and € 0 million as of December 31, 2024 and December 31, 2023, respectively

512

Deutsche Bank
Annual Report 2024

Deposits

in € m.	2024	2023
Deposits outstanding, beginning of year	33	31
Net movement in deposits during the period	(4)	2
Changes in the group of consolidated companies	0	0
Exchange rate changes/other	0	0
Deposits outstanding, end of year	29	33

Other Transactions

Includes bonds issued by associated companies which the Group acquired and classified as trading assets. These trading assets amounted to € 27 million as of December 31, 2024, and € 11 million as of December 31, 2023.

Other assets related to transactions with associated companies amounted to € 2 million as of December 31, 2024, and € 2 million as of December 31, 2023. Other liabilities related to transactions with associated companies were € 0 million as of December 31, 2024, and € 7 million as of December 31, 2023.

Transactions with Pension Plans

Under IFRS, post-employment benefit plans are considered related parties. The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management services.

Transactions with related party pension plans

in € m.	2024	2023
Equity shares issued by the Group held in plan assets	0	0
Other assets	2	1
Fees paid from plan assets to asset managers of the Group	16	21
Market value of derivatives with a counterparty of the Group	679	698
Notional amount of derivatives with a counterparty of the Group	9,730	8,146

513

Deutsche Bank
Annual Report 2024

37 – Information on Subsidiaries

Composition of the Group

Deutsche Bank AG is the direct or indirect holding company for the Group’s subsidiaries.

The Group consists of 521 (2023: 520) consolidated entities, thereof 229 (2023: 212) consolidated structured entities. 328 (2023: 346) of the entities controlled by the Group are directly or indirectly held by the Group at 100% of the ownership interests (share of capital). Third parties also hold ownership interests in 193 (2023: 174) of the consolidated entities (noncontrolling interests). As of December 31, 2024, and 2023, one subsidiary has material noncontrolling interests. Noncontrolling interests for all other subsidiaries are neither individually nor cumulatively material to the Group.

Subsidiaries with material noncontrolling interests

	Dec 31, 2024	Dec 31, 2023
DWS Group GmbH & Co. KGaA
Proportion of ownership interests and voting rights held by noncontrolling interests	20.51%	20.51%
Place of business	Global	Global

in € m	Dec 31, 2024	Dec 31, 2023
Net income attributable to noncontrolling interests	133	117
Accumulated noncontrolling interests of the subsidiary	1,546	1,620
Dividends paid to noncontrolling interests	250	84
Summarized financial information:
Total assets	11,871	11,683
Total liabilities	4,379	3,852
Total net revenues	2,765	2,614
Net income (loss)	652	567
Total comprehensive income (loss), net of tax	904	424

Significant restrictions to access or use the Group’s assets

Statutory, contractual or regulatory requirements as well as protective rights of noncontrolling interests might restrict the ability of the Group to access and transfer assets freely to or from other entities within the Group and to settle liabilities of the Group.

The following contractual restrictions impact the Group’s ability to use assets and the table below reflects the volume of those restricted assets:

– The Group has pledged assets to collateralize its obligations under repurchase agreements, securities financing transactions, collateralized loan obligations and for margining purposes for OTC derivative liabilities

– The assets of consolidated structured entities are held for the benefit of the parties that have bought the notes issued by these entities

Restricted assets

	Dec 31, 2024		Dec 31, 2023
in € m.	Total assets	Restricted assets	Total assets	Restricted assets
Interest-earning deposits with banks	132,741	31	163,454	41
Financial assets at fair value through profit or loss	545,849	62,615	465,252	58,452
Financial assets at fair value through other comprehensive income	42,090	5,969	35,546	7,655
Loans at amortized cost	478,921	41,942	473,705	54,372
Other	187,576	3,206	174,374	8,861
Total	1,387,177	113,762	1,312,331	129,381

In addition to the above and in line with the regulation on Liquidity Coverage Ratio (Commission Delegated Regulation (EU) 2015/61), the Group identifies if assets held in third country are subject to restrictions to their free transferability. The Group identifies the volume of High-Quality Liquid Assets in excess of net cash outflows held in the third countries which are not freely transferable and excludes them from the HQLA. The aggregated amount of such HQLA that are held at entities in third countries and considered restricted is € 20.5 billion as of December 31, 2024 (€ 13.3 billion as of December 31, 2023).

514

Deutsche Bank
Annual Report 2024

38 – Structured entities

Nature, purpose and extent of the Group’s interests in structured entities

The Group engages in various business activities with structured entities which are designed to achieve a specific business purpose. A structured entity is one that has been set up so that any voting rights or similar rights are not the dominant factor in deciding who controls the entity. An example is when voting rights relate only to administrative tasks and the relevant activities are directed by contractual arrangements.

A structured entity often has some or all of the following features or attributes:

– Restricted activities

– A narrow and well-defined objective

– Insufficient equity to permit the structured entity to finance its activities without subordinated financial support

– Financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks (tranches)

The principal uses of structured entities are to provide clients with access to specific portfolios of assets and to provide market liquidity for clients through securitizing financial assets. Structured entities may be established as corporations, trusts or partnerships. Structured entities generally finance the purchase of assets by issuing debt and equity securities that are collateralized by and/or indexed to the assets held by the structured entities. The debt and equity securities issued by structured entities may include tranches with varying levels of subordination.

Structured entities are consolidated when the substance of the relationship between the Group and the structured entities indicate that the structured entities are controlled by the Group, as discussed in Note 1 “Material Accounting Policies and Critical Accounting Estimates”.

Consolidated structured entities

The Group has contractual arrangements which may require it to provide financial support to the following types of consolidated structured entities.

Securitization vehicles

The Group uses securitization vehicles for funding purchase of diversified pool of assets. The Group provides financial support to these entities in the form of liquidity facility. As of December 31, 2024, and December 31, 2023, there were no outstanding loan commitments to these entities.

Funds

The Group may provide funding and liquidity facility or guarantees to funds consolidated by the Group. As of December 31, 2024, and December 31, 2023, the notional value of the liquidity facilities and guarantees provided by the Group to such funds was € 1.5 billion and € 1.1 billion, respectively.

Deutsche Bank did not provide non-contractual support during the year to consolidated structured entities.

Unconsolidated structured entities

These are entities which are not consolidated because the Group does not control them through voting rights, contract, funding agreements, or other means. The extent of the Group’s interests to unconsolidated structured entities will vary depending on the type of structured entities.

Below is a description of the Group’s involvements in unconsolidated structured entities by type.

Repackaging and investment entities

Repackaging and investment entities are established to meet clients’ investment needs through the combination of securities and derivatives. These entities are not consolidated by the Group because the Group does not have power to influence the returns obtained from the entities. These entities are usually set up to provide a certain investment return pre-agreed with the investor, and the Group is not able to change the investment strategy or return during the life of the transaction.

515

Deutsche Bank
Annual Report 2024

Third party funding entities

The Group provides funding to structured entities that hold a variety of assets. These entities may take the form of funding entities, trusts and private investment companies. The funding is collateralized by the asset in the structured entities. The Group’s involvement involves predominantly both lending and loan commitments.

The vehicles used in these transactions are controlled by the borrowers where the borrowers have the ability to decide whether to post additional margin or collateral in respect of the financing. In such cases, where borrowers can decide to continue or terminate the financing, the borrowers will consolidate the vehicle.

Securitization Vehicles

The Group establishes securitization vehicles which purchase diversified pools of assets, including fixed income securities, corporate loans, and asset-backed securities (predominantly commercial and residential mortgage-backed securities and credit card receivables). The vehicles fund these purchases by issuing multiple tranches of debt and equity securities, the repayment of which is linked to the performance of the assets in the vehicles.

The Group may transfer assets to these securitization vehicles and provides financial support to these entities in the form of liquidity facilities. The Group also invests and provides liquidity facilities to third party sponsored securitization vehicles. The securitization vehicles that are not consolidated into the Group are those where the Group does not hold the power or ability to unilaterally remove the servicer or special servicer who has been delegated power over the activities of the entity.

Funds

The Group establishes structured entities to accommodate client requirements to hold investments in specific assets. The Group also invests in funds that are sponsored by third parties or the bank may act as fund manager, custodian or some other capacity and provide funding and liquidity facilities to both bank sponsored and third party funds. The funding provided is collateralized by the underlying assets held by the fund.

The Group does not consolidate funds when Deutsche Bank is deemed agent or when another third party investor has the ability to direct the activities of the fund.

Other

These are Deutsche Bank sponsored or third party structured entities that do not fall into any criteria above. These entities are not consolidated by the Group when the bank does not hold power over the decision making of these entities.

Income derived from involvement with structured entities

The Group earns management fees and, occasionally, performance-based fees for its investment management service in relation to funds. Interest income is recognized on the funding provided to structured entities. Any trading revenue as a result of derivatives with structured entities and from the movements in the value of notes held in these entities is recognized in ‘Net gains/losses on financial assets/liabilities held at fair value through profit and loss.

Interests in unconsolidated structured entities

The Group’s interests in unconsolidated structured entities refer to contractual and non-contractual involvement that exposes the bank to variability of returns from the performance of the structured entities. Examples of interests in unconsolidated structured entities include debt or equity investments, liquidity facilities, guarantees and certain derivative instruments in which the Group is absorbing variability of returns from the structured entities.

Interests in unconsolidated structured entities exclude instruments which introduce variability of returns into the structured entities. For example, when the bank purchases credit protection from an unconsolidated structured entity whose purpose and design is to pass through credit risk to investors, the bank is providing the variability of returns to the entity rather than absorbing variability. The purchased credit protection is therefore not considered as an interest for the purpose of the table below.

Maximum exposure to unconsolidated structured entities

The maximum exposure to loss is determined by considering the nature of the interest in the unconsolidated structured entity. The maximum exposure for loans and trading instruments is reflected by their carrying amounts in the consolidated balance sheet. The maximum exposure for derivatives and off-balance sheet commitments such as guarantees, liquidity facilities and loan commitments under IFRS 12, as interpreted by Deutsche Bank, is reflected by the notional amounts. Such amounts or its development do not reflect the economic risks faced by the Group because it does not take into account the effects of collateral or hedges, nor the probability of such losses being incurred. At December 31, 2024, the notional related to the positive and negative replacement values of derivatives and off balance sheet commitments were € 220 billion, € 746 billion and € 29 billion respectively. At December 31, 2023, the notional related to the positive and negative replacement values of derivatives and off balance sheet commitments were € 117 billion, € 315 billion and € 26 billion, respectively.

516

Deutsche Bank
Annual Report 2024

Size of structured entities

The Group provides a different measure for size of structured entities depending on their type. The following measures have been considered as appropriate indicators for evaluating the size of structured entities:

– Funds – Net asset value or assets under management where the bank holds fund units and notional of derivatives when the bank’s interest comprises of derivatives

– Securitizations – notional of notes in issue (excluding interest only and excess notes where applicable) when the Group derives its interests through notes its holds and notional of derivatives when the bank’s interests is in the form of derivatives

– Third party funding entities –Total assets in entities

– Repackaging and investment entities – Fair value of notes in issue

For third party funding entities, size information is not publicly available, therefore the Group has disclosed the greater of the collateral received/pledged or the notional of the exposure the bank has to the entity.

Based on the above definitions, the total size of structured entities is € 3,156 billion, of which the majority of € 1,828 billion is from Funds. In 2023, it was € 2,329 billion and € 1,223 billion, respectively.

The following table shows, by type of structured entity, the carrying amounts of the Group’s interests recognized in the consolidated statement of financial position as well as the maximum exposure to loss resulting from these interests. The carrying amounts presented below do not reflect the true variability of returns faced by the Group because they do not take into account the effects of collateral or hedges.

Carrying amounts and size relating to Deutsche Bank’s interests

	Dec 31, 2024
in € m.	Repacka- ging and Investment Entities	Third Party Funding Entities	Securiti- zations	Funds	Total
Assets
Cash and central bank balances	0	0	0	0	0
Interbank balances (w/o central banks)	1	0	0	2	3
Central bank funds sold and securities purchased under resale agreements	0	1,009	382	4,532	5,923
Securities Borrowed	0	0	0	0	0
Total financial assets at fair value through profit or loss	321	4,314	4,652	71,818	81,105
Trading assets	152	2,489	3,773	4,075	10,490
Positive market values (derivative financial instruments)	169	386	38	6,044	6,636
Non-trading financial assets mandatory at fair value through profit or loss	0	1,439	841	61,699	63,978
Financial assets designated at fair value through profit or loss	0	0	0	0	0
Financial assets at fair value through other comprehensive income	0	1,212	479	194	1,885
Loans at amortized cost	188	63,015	34,260	21,540	119,003
Other assets	1	735	4,361	7,774	12,871
Total assets	510	70,285	44,134	105,858	220,788

Liabilities
Total financial liabilities at fair value through profit or loss	1	45	138	6,549	6,733
Negative market values (derivative financial instruments)	1	45	138	6,549	6,733
Other short-term borrowings	0	0	0	0	0
Other liabilities	0	0	0	0	0
Total liabilities	1	45	138	6,549	6,733
Off-balance sheet exposure	0	8,085	12,915	8,089	29,089
Total	509	78,325	56,912	107,398	243,144

517

Deutsche Bank
Annual Report 2024

	Dec 31, 2023
in € m.	Repacka- ging and Investment Entities	Third Party Funding Entities	Securiti- zations	Funds	Total
Assets
Cash and central bank balances	0	0	0	0	0
Interbank balances (w/o central banks)	1	0	0	9	11
Central bank funds sold and securities purchased under resale agreements	0	373	209	3,482	4,064
Securities Borrowed	0	0	0	0	0
Total financial assets at fair value through profit or loss	237	4,137	3,372	53,909	61,654
Trading assets	193	2,663	2,750	3,302	8,908
Positive market values (derivative financial instruments)	44	450	6	3,272	3,772
Non-trading financial assets mandatory at fair value through profit or loss	0	1,024	615	47,335	48,974
Financial assets designated at fair value through profit or loss	0	0	0	0	0
Financial assets at fair value through other comprehensive income	0	893	330	264	1,487
Loans at amortized cost	233	66,033	31,002	19,433	116,701
Other assets	1	677	3,406	10,581	14,665
Total assets	472	72,112	38,319	87,679	198,582

Liabilities
Total financial liabilities at fair value through profit or loss	43	51	71	5,098	5,264
Negative market values (derivative financial instruments)	43	51	71	5,098	5,264
Other short-term borrowings	0	0	0	0	0
Other liabilities	0	0	0	0	0
Total liabilities	43	51	71	5,098	5,264
Off-balance sheet exposure	0	8,737	10,720	6,386	25,843
Total	429	80,798	48,967	88,967	219,162

Total trading assets as of December 31, 2024, and December 31, 2023, of € 10.5 billion and € 8.9 billion are comprised primarily of € 3.8 billion and € 2.8 billion in securitizations and € 4.1 billion and € 3.3 billion in funds structured entities, respectively. The Group’s interests in securitizations are collateralized by the assets contained in these entities. Where the Group holds fund units these are typically in regard to market making in funds or otherwise serve as hedges for notes issued to clients. Moreover, the credit risk arising from loans made to third party funding structured entities is mitigated by the collateral received.

Non-trading financial assets mandatory at fair value through profit or loss includes reverse repurchase agreements to funds which comprise the majority of the interests in this category and are collateralized by the underlying securities.

Loans as of December 31, 2024, and December 31, 2023, consist of € 119.0 billion and € 116.7 billion investment in securitization tranches and financing to third party funding entities. The Group’s financing to third party funding entities is collateralized by the assets in those structured entities.

Other assets as of December 31, 2024, and December 31, 2023, of € 12.9 billion and € 14.7 billion, respectively, consist primarily of cash margin balances.

Pending Receivable balances are not included in this disclosure note due to the fact that these balances arise from typical customer supplier relationships out of e.g., brokerage type activities and their inherent volatility would not provide users of the financial statements with effective information about Deutsche Bank’s exposures to structured entities.

Financial support

Deutsche Bank did not provide non-contractual support during the year to unconsolidated structured entities.

518

Deutsche Bank
Annual Report 2024

Sponsored unconsolidated structured entities where the Group has no interest as of December 31, 2024, and December 31, 2023

As a sponsor, Deutsche Bank is involved in the legal set up and marketing of the entity and supports the entity in different ways, namely:

– Transferring assets to the entities

– Providing seed capital to the entities

– Providing operational support to ensure the entity’s continued operation

– Providing guarantees of performance to the structured entities.

The bank is also deemed a sponsor for a structured entity if market participants would reasonably associate the entity with Deutsche Bank. Additionally, the use of the Deutsche Bank name for the structured entity indicates that the bank has acted as a sponsor.

The gross revenues from sponsored entities where the bank did not hold an interest as of December 31, 2024, and December 31, 2023, were € 581 million and € 38 million, respectively. Instances where the bank does not hold an interest in an unconsolidated sponsored structured entity include cases where any seed capital or funding to the structured entity has already been repaid in full to the Group during the year. This amount does not take into account the impacts of hedges and is recognized in Net gains/losses on financial assets/liabilities at fair value through profit and loss. The aggregated carrying amounts of assets transferred to sponsored unconsolidated structured entities in 2024 were € 3.7 billion for securitization and € 2.3 billion for repackaging and investment entities. In 2023, they were € 1.7 billion for securitization and € 1.9 billion for repackaging and investment entities.

39 – Current and non-current assets and liabilities

Asset and liability line items by amounts recovered or settled within or after one year

Asset items as of December 31, 2024

	Amounts to be recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2024
Cash and central bank balances	147,494	0	147,494
Interbank balances (w/o central banks)	6,154	6	6,160
Central bank funds sold and securities purchased under resale agreements	32,061	8,742	40,803
Securities borrowed	32	11	44
Financial assets at fair value through profit or loss	538,650	7,200	545,849
Financial assets at fair value through other comprehensive income	10,539	31,551	42,090
Equity method investments	0	1,028	1,028
Loans at amortized cost	126,187	352,733	478,921
Property and equipment	0	6,193	6,193
Goodwill and other intangible assets	0	7,749	7,749
Other assets	77,218	23,989	101,207
Assets for current tax	1,287	514	1,801
Total assets before deferred tax assets	939,623	439,715	1,379,338
Deferred tax assets			7,839
Total assets			1,387,177

Liability items as of December 31, 2024

	Amounts to be recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2024
Deposits	640,982	25,279	666,261
Central bank funds purchased and securities sold under repurchase agreements	2,710	1,030	3,740
Securities loaned	2	0	2
Financial liabilities at fair value through profit or loss	393,363	19,032	412,395
Other short-term borrowings	9,895	0	9,895
Other liabilities	88,349	7,282	95,631
Provisions	3,326	0	3,326
Liabilities for current tax	492	228	720
Long-term debt	20,628	94,270	114,899
Trust preferred securities	287	0	287
Total liabilities before deferred tax liabilities	1,160,033	147,122	1,307,155
Deferred tax liabilities			590
Total liabilities			1,307,745

519

Deutsche Bank
Annual Report 2024

Asset items as of December 31, 2023

	Amounts to be recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2023
Cash and central bank balances	178,416	0	178,416
Interbank balances (w/o central banks)	5,535	606	6,140
Central bank funds sold and securities purchased under resale agreements	8,263	6,462	14,725
Securities borrowed	32	6	39
Financial assets at fair value through profit or loss	459,604	5,648	465,252
Financial assets at fair value through other comprehensive income	7,393	28,152	35,546
Equity method investments	0	1,013	1,013
Loans at amortized cost	127,483	346,222	473,705
Property and equipment	0	6,185	6,185
Goodwill and other intangible assets	0	7,327	7,327
Other assets	93,090	21,607	114,697
Assets for current tax	1,084	429	1,513
Total assets before deferred tax assets	880,900	423,657	1,304,557
Deferred tax assets			7,773
Total assets			1,312,331

Liability items as of December 31, 2023

	Amounts to be recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2023
Deposits	598,941	23,095	622,035
Central bank funds purchased and securities sold under repurchase agreements	2,215	823	3,038
Securities loaned	3	0	3
Financial liabilities at fair value through profit or loss	356,954	9,521	366,475
Other short-term borrowings	9,620	0	9,620
Other liabilities	107,337	5,699	113,036
Provisions	2,448	0	2,448
Liabilities for current tax	369	262	631
Long-term debt	30,942	88,448	119,390
Trust preferred securities	289	0	289
Total liabilities before deferred tax liabilities	1,109,119	127,848	1,236,967
Deferred tax liabilities			546
Total liabilities			1,237,513

40 – Events after the reporting period

After the reporting date no material events occurred which had a significant impact on the bank’s results of operations, financial position and net assets.

520

Deutsche Bank
Annual Report 2024

41 – Regulatory capital information

General definitions

The calculation of Deutsche Bank’s own funds incorporates the capital requirements following the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions” (CRR) and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions” (CRD), which have been further amended with subsequent Regulations and Directives. The CRD has been implemented into German law. The information in this section as well as in the section “Development of risk-weighted assets” is based on the regulatory principles of consolidation.

This section refers to the capital adequacy of the group of entities consolidated for banking regulatory purposes pursuant to the CRR and the German Banking Act (“Kreditwesengesetz” or “KWG”), which does not include insurance companies and companies outside the finance sector.

The total own funds pursuant to the effective regulations as of year-end 2024 comprises Tier 1 and Tier 2 capital. Tier 1 capital is subdivided into Common Equity Tier 1 capital and Additional Tier 1 capital.

CET 1 capital consists primarily of common share capital (net of own holdings) including related share premium accounts, retained earnings (including losses for the financial year, if any) and accumulated other comprehensive income, subject to prudential filters and regulatory adjustments as well as minority interests qualifying for inclusion in consolidated CET 1 capital. Prudential filters for CET 1 capital, according to Articles 32 to 35 CRR, include securitization gains on sale, cash flow hedges and changes in the value of own liabilities, and additional value adjustments. CET 1 capital regulatory adjustments for instance includes intangible assets (exceeding their prudential value), adoption of the temporary treatment of unrealized gains and losses measured at fair value through OCI in accordance with Article 468 CRR which applies until year-end 2025, deferred tax assets that rely on future profitability, negative amounts resulting from the calculation of expected loss amounts, net defined benefit pension fund assets, reciprocal cross holdings in the capital of financial sector entities and, significant and non-significant investments in the capital (CET 1, AT1, Tier 2) of financial sector entities above certain thresholds. All items which are not deducted (i.e., amounts below the threshold) are subject to risk-weighting.

Additional Tier 1 capital consists of AT1 capital instruments and related share premium accounts as well as noncontrolling interests qualifying for inclusion in consolidated AT1 capital. To qualify as AT1 capital under CRR/CRD, instruments must have principal loss absorption through a conversion to common shares or a write-down mechanism allocating losses at a trigger point and must also meet further requirements such as perpetual with no incentive to redeem and institution must have full dividend/coupon discretion at all times.

Tier 2 capital comprises eligible capital instruments, the related share premium accounts and subordinated long-term debt, certain loan loss provisions and noncontrolling interests that qualify for inclusion in consolidated Tier 2 capital. To qualify as Tier 2 capital, capital instruments or subordinated debt must have an original maturity of at least five years. Moreover, eligible capital instruments may inter alia not contain an incentive to redeem, a right of investors to accelerate repayment, or a credit sensitive dividend feature.

Capital instruments

The Management Board was authorized by the 2023 Annual General Meeting to buy, on or before April 30, 2028, shares of up to 10% of the share capital at the time this resolution was taken or, if lower, of the share capital at the respective time the authorization was exercised. As at the 2023 Annual General Meeting, this corresponded to a volume of up to 204.0 million shares. Thereof, a volume of up to 5% of the total share capital or 102.0 million shares can be purchased by using derivatives, including derivatives with a volume of up to 2% of the total share capital with a maturity exceeding 18 months. During the period from the 2023 Annual General Meeting until the 2024 Annual General Meeting, 40.3 million shares were purchased for equity compensation purposes in the same period or upcoming periods. Thereof, 22.9 million shares were purchased by exercising call options. In addition, 16.1 million new call options were purchased for equity compensation purposes in upcoming periods. Furthermore, 71.1 million shares were purchased for cancellation with the purpose of distributing capital to shareholders in the same period. Thereof, 45.5 million shares that were acquired as part of the share buyback program of € 450 million in 2023 were cancelled at the beginning of the year 2024. The number of shares held in Treasury, after delivery of shares for equity compensation and share cancellations, amounted to 31.6 million as of the 2024 Annual General Meeting. Thereof, 25.6 million shares relate to shares bought back for cancellation as part of the € 675 million share buyback program in 2024. The remaining volume of 6.0 million shares relates to shares to be used for equity compensation purposes in upcoming periods.

521

Deutsche Bank
Annual Report 2024

The Annual General Meeting on May 16 , 2024 granted the Management Board the approval to buy, on or before April 30, 2029, shares of up to 10% of the share capital at the time of this resolution was taken or, if lower, of the share capital at the respective time the authorization was exercised. As at the 2024 Annual General Meeting, this corresponded to 199.5 million shares. Thereof, a volume of up to 5% of the total share capital or 99.7 million shares can be purchased by using derivatives, including derivatives with a volume of up to 2% of the total share capital with a maturity exceeding 18 months. These authorizations replaced the authorizations of the previous year. During the period from the 2024 Annual General Meeting until December 31, 2024, 20.9 million shares were purchased for cancellation with the purpose of distributing capital to shareholders. The number of shares held in Treasury from buybacks amounted to 49.6 million as of December 31, 2024. Thereof 46.4 million shares relate to shares bought back for cancellation as part of the € 675 million share buyback program in 2024. The remaining volume of 3.1 million shares relates to shares to be used for equity compensation purposes in upcoming periods.

Since the 2017 Annual General Meeting, renewed at the 2021 Annual General Meeting, and as of December 31, 2024, authorized capital available to the Management Board is € 2,560 million (1,000 million shares).

Since the 2022 Annual General Meeting, the Management Board is authorized to issue participatory notes and other hybrid debt securities that fulfill the regulatory requirements to qualify as Additional Tier 1 capital with an equivalent value of € 9.0 billion on or before April 30, 2027. Deutsche Bank issued € 4.25 billion new AT1 notes under this authorization, thereof € 3.0 billion new AT1 notes were issued in 2024.

The current CRR as applicable since June 27, 2019, provides further grandfathering rules for AT1 and Tier 2 instruments issued prior to June 27, 2019. AT1 and Tier 2 instruments issued through special purpose entities were grandfathered until December 31, 2021. In 2024, transitional arrangements only exist for AT1 and Tier 2 instruments which continue to qualify until June 26, 2025, even if they do not meet certain new requirements that apply since June 27, 2019. Deutsche Bank had an immaterial number of instruments that qualified during 2024.

Based on the current CRR, the amount recognized as regulatory AT1 capital amounted to € 11.4 billion. The corresponding nominal amount of outstanding AT1 instruments was € 11.6 billion as of December 2024. In 2024, the bank issued new AT1 notes with a nominal amount of € 3.0 billion.

As of December 31, 2024, the amount recognized as regulatory Tier 2 amounted capital to € 7.7 billion. The corresponding nominal amount of outstanding Tier 2 instruments was € 11.8 billion as of December 2024. In 2024, Tier 2 instruments with a nominal value of € 104.4 million matured. There were no new issuances of Tier 2 instruments in 2024.

Minimum capital requirements and additional capital buffers

Failure to meet minimum capital requirements can result in supervisory measures such as restrictions of profit distributions or limitations on certain businesses such as lending. Deutsche Bank complied with the minimum regulatory capital adequacy requirements in 2024.

522

Deutsche Bank
Annual Report 2024

Details on regulatory capital

Own Funds Template (incl. RWA and capital ratios)

	Dec 31, 2024	Dec 31, 2023
in € m.	CRR/CRD	CRR/CRD
Common Equity Tier 1 (CET 1) capital: instruments and reserves
Capital instruments, related share premium accounts and other reserves	44,130	44,908
Retained earnings	19,978	16,509
Accumulated other comprehensive income (loss), net of tax	(1,229)	(1,760)
Independently reviewed interim profits net of any foreseeable charge or dividend[1]	801	3,493
Other	1,020	973
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	64,700	64,124

Common Equity Tier 1 (CET 1) capital: regulatory adjustments
Additional value adjustments (negative amount)	(1,680)	(1,727)
Other prudential filters (other than additional value adjustments)	95	(126)
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(5,277)	(5,014)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(3,463)	(4,207)
Negative amounts resulting from the calculation of expected loss amounts	(3,037)	(2,386)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(1,173)	(920)
Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount)	0	(0)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 10%/15% thresholds and net of eligible short positions) (negative amount)	0	0
Deferred tax assets arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (amount above the 10%/15% thresholds) (negative amount)	0	0
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 468 CRR	1,012	0
Other regulatory adjustments[2]	(1,721)	(1,679)
Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(15,244)	(16,058)
Common Equity Tier 1 (CET 1) capital	49,457	48,066

Additional Tier 1 (AT1) capital: instruments
Capital instruments and the related share premium accounts	11,508	8,578
Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase out from AT1	0	0
Additional Tier 1 (AT1) capital before regulatory adjustments	11,508	8,578

Additional Tier 1 (AT1) capital: regulatory adjustments
Direct, indirect and synthetic holdings by an institution of own AT1 instruments (negative amount)	(130)	(250)
Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR
Other regulatory adjustments	0	0
Total regulatory adjustments to Additional Tier 1 (AT1) capital	(130)	(250)
Additional Tier 1 (AT1) capital	11,378	8,328
Tier 1 capital (T1 = CET 1 + AT1)	60,835	56,395

Tier 2 (T2) capital	7,676	8,610
Total capital (TC = T1 + T2)	68,511	65,005
Total risk-weighted assets	357,427	349,742
Capital ratios
Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	13.8	13.7
Tier 1 capital ratio (as a percentage of risk-weighted assets)	17.0	16.1
Total capital ratio (as a percentage of risk-weighted assets)	19.2	18.6

1 Full year profit is recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4); current year profits of € 3.4 billion reduced by deductions for AT1 coupons of € 475 million and deductions for announced distribution to shareholders in relation to FY 2024 of € 2.1 billion, which includes an intended dividend of € 1.3 billion (68 Cents per share) and the ECB approved share buyback of € 750 million

2 Includes capital deductions of € 1.4 billion (December 2023: € 1.4 billion) based on ECB guidance on irrevocable payment commitments related to the Single Resolution Fund and the Deposit Guarantee Scheme, € 0.3 billion (December 2023: € 0.3 billion) based on ECB's supervisory recommendation for a prudential provisioning of non-performing exposures

523
Deutsche Bank
Annual Report 2024

Reconciliation of shareholders’ equity to Own Funds

	CRR/CRD
in € m.	Dec 31, 2024	Dec 31, 2023
Total shareholders’ equity per accounting balance sheet	66,276	64,486
Deconsolidation/Consolidation of entities	(24)	(35)
Of which:
Additional paid-in capital	0	0
Retained earnings	(24)	(35)
Accumulated other comprehensive income (loss), net of tax	0	0
Total shareholders' equity per regulatory balance sheet	66,252	64,451
Minority Interests (amount allowed in consolidated CET 1)	1,020	973
AT1 coupon and shareholder distribution deduction[1]	(2,565)	(1,279)
Capital instruments not eligible under CET 1 as per CRR 28(1)	(7)	(21)
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	64,700	64,124
Prudential filters	(1,585)	(1,853)
Of which:
Additional value adjustments	(1,680)	(1,727)
Any increase in equity that results from securitized assets	0	(0)
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	95	(126)
Regulatory adjustments	(13,659)	(14,205)
Of which:
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(5,277)	(5,014)
Deferred tax assets that rely on future profitability	(3,463)	(4,207)
Negative amounts resulting from the calculation of expected loss amounts	(3,037)	(2,386)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(1,173)	(920)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Securitization positions not included in risk-weighted assets	0	0
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 468 CRR	1,012	0
Others[2]	(1,721)	(1,679)
Common Equity Tier 1 capital	49,457	48,066

1 Full year profit is recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4); current year deductions include deductions for AT1 coupons of € 475 million and deductions for announced distribution to shareholders in relation to FY 2024 of € 2.1 billion, which includes an intended dividend of € 1.3 billion (68 Cents per share) and the ECB approved share buyback of € 750 million

2 Negative amounts from expected loss shortfall has been disclosed separately in the current year which was shown as part of 'Other Regulatory Adjustments' for the previous year and includes capital deductions of € 1.4 billion (December 2023: € 1.4 billion) based on ECB guidance on irrevocable payment commitments related to the Single Resolution Fund and the Deposit Guarantee Scheme, € 0.3 billion (December 2023: € 0.3 billion) based on ECB’s supervisory recommendation for a prudential provisioning of non-performing exposures

Capital management

Deutsche Bank’s Treasury function manages solvency, capital adequacy, leverage, and bail-in capacity ratios at Group level and locally in each region, as applicable. Treasury implements Deutsche Bank’s capital strategy, which itself is developed by the Group Risk Committee and approved by the Management Board. Treasury, directly or through the Group Asset and Liability Committee, manages, among other things, issuance and repurchase of shares and capital instruments, hedging of capital ratios against foreign exchange swings, setting capacities for key financial resources, the design of shareholders’ equity allocation, and regional capital planning. The bank is fully committed to maintaining Deutsche Bank’s sound capitalization both from an economic and regulatory perspective considering both book equity based on IFRS accounting standards, regulatory and economic capital as well as specific capital requirements from rating agencies. The bank continuously monitors and adjusts Deutsche Bank’s overall capital demand and supply to always achieve an appropriate balance.

Treasury manages the issuance and repurchase of capital instruments, namely Common Equity Tier 1, Additional Tier 1 and Tier 2 capital instruments as well as TLAC/MREL eligible debt instruments. Treasury constantly monitors the market for liability management trades. Such trades represent a countercyclical opportunity to create Common Equity Tier 1 capital by buying back Deutsche Bank’s issuances below par.

Treasury manages the sensitivity of Deutsche Bank’s CET 1 ratio and capital towards swings in foreign currency exchange rates against the euro. For this purpose, Treasury develops and executes suitable hedging strategies within the constraints of a Management Board approved Risk Appetite. Capital invested into Deutsche Bank’s foreign subsidiaries and branches is either not hedged, partially hedged or fully hedged. Thereby, Treasury aims to balance effects from foreign exchange rate movements on capital, capital deduction items and risk weighted assets in foreign currency. In addition, Treasury also accounts for associated hedge cost and implications on market risk weighted assets.

524

Deutsche Bank
Annual Report 2024

Resource limit setting

Usage of key financial resources is influenced through the following governance processes and incentives.

Target resource capacities are reviewed in Deutsche Bank’s annual strategic plan in line with Deutsche Bank’s CET 1 and Leverage Ratio ambitions. As a part of Deutsche Bank’s quarterly process, the Group Asset and Liability Committee approves divisional resource limits for total capital demand (defined as the sum of RWA and certain RWA equivalents of Capital Deduction Items and certain RWA equivalents of Capital Buffer Requirements items) and leverage exposure that are based on the strategic plan but adjusted for market conditions and the short-term outlook. Limits are enforced through a close monitoring process and an excess charging mechanism.

Overall regulatory capital requirements are principally driven by either Deutsche Bank’s CET 1 ratio (solvency) or leverage ratio (leverage) requirements, whichever is the more binding constraint. For the internal capital allocation, the combined contribution of each segment to the Group’s Common Equity Tier 1 ratio, the Group’s Leverage ratio and the Group’s Capital Loss under Stress are weighted to reflect their relative importance and level of constraint to the Group. Contributions to the Common Equity Tier 1 ratio and the Leverage ratio are measured through RWA and Leverage Ratio Exposure (LRE). The Group’s Capital Loss under Stress is a measure of the Group’s overall economic risk exposure under a defined stress scenario. Goodwill, other intangible assets, and business-related regulatory capital deduction items included in total capital demand are directly allocated to the respective segments, supporting the calculation of the allocated tangible shareholders equity and the respective rate of return.

Most of Deutsche Bank’s subsidiaries and several of Deutsche Bank’s branches are subject to legal and regulatory capital requirements. In developing, implementing, and testing Deutsche Bank’s capital and liquidity position, the bank fully takes such legal and regulatory requirements into account. Any material capital requests of Deutsche Bank’s branches and subsidiaries across the globe are presented to and approved by the Group Investment Committee prior to execution.

Further, Treasury is a member of Deutsche Bank’s Pensions Committee and represented in relevant Investment Committees overseeing the management of the assets of the largest Deutsche Bank pension funds in Germany. These investment committees set the investment strategy for these funds in line with the bank’s investment objective to protect the capital base and distribution capacity of the bank.

525

Deutsche Bank
Annual Report 2024

42 – Supplementary information to the consolidated financial statements according to Sections 297 (1a)/314 HGB and the return on assets according to Article 26a of the German Banking Act

Staff costs

in € m.	2024	2023
Staff costs:
Wages and salaries	9,836	9,235
Social security costs	1,896	1,896
thereof: those relating to pensions	1,016	962
Total	11,731	11,131

Employees

The average number of effective employees employed in 2024 was 90,149 (2023: 87,777) of whom 40,341 (2023: 39,114) were women. Part-time employees are included in these figures proportionately. An average of 54,376 (2023: 51,732) employees worked outside Germany.

Management Board and Supervisory Board remuneration

In accordance with the requirements of the German Accounting Standards No. 17, the members of the Management Board collectively received in the 2024 financial year compensation totaling € 50,394,830 (2023: € 55,004,064). Of that, € 26,659,356 (2023: € 27,243,063) was for fixed compensation, € 1,525,000 (2023: € 1,191,666) for fixed allowances, € 1,170,876 (2023: € 854,238) for fringe benefits and € 21,039,598 (2023: € 25,715,098) for performance-related components. The number of share awards granted or pro-forma reported to the members of the Management Board for the 2024 financial year was 1,683,651 shares (2023: 1,622,508 shares). The corresponding value, based on the relevant share price of € 20.011 (2023: 12.20 €) per share, was € 33,691,540 (2023: € 19,794,598). For the first time this includes 392,848 virtual shares which are predominantly cash settled with a corresponding value of € 7,861,281 as well as 1,281,418 pro- forma reported shares with a corresponding target value of € 25,642,455. These units will be determined on the basis of the final achievement level at the end of the performance period 2024 – 2026 and legally granted in 2027. For additional information please refer to the Compensation Report in the Annual Report.

Former members of the Management Board of Deutsche Bank AG or their surviving dependents received € 35,841,194 and € 26,222,817 for the years ended December 31, 2024, and 2023, respectively. Provisions for pension obligations to former members of the Management Board and their surviving dependents amounted to € 142,890,863 and € 157,816,164 on December 31, 2024 and 2023, respectively.

The Supervisory Board compensation is regulated in Section 14 of the Articles of Association of Deutsche Bank AG. New compensation provisions were last adopted by resolution at the Annual General Meeting on May 17, 2023. The total compensation for the members of the Supervisory Board in 2024 was € 7,775,000 (2023: € 7,404,172). The bank does not provide members of the Supervisory Board with any benefits after they have left the Supervisory Board.

Loans and advances granted, and contingent liabilities assumed for members of the Management Board amounted to € 52,119 and € 28,429 and for members of the Supervisory Board amounted to € 1,256,722 and € 638,839 for the years ended December 31, 2024, and 2023, respectively. Members of the Management Board repaid no loans in 2024 (2023: € 196,810) and members of the Supervisory Board repaid € 67,238 loans in 2024 (2023: € 62,058).

526

Deutsche Bank
Annual Report 2024

Return on assets

Article 26a of the German Banking Act defines the return on assets as net profit divided by average total assets. According to this definition the return on assets was 0.25% and 0.35% for the years ended December 31, 2024, and 2023, respectively.

Information on the parent company

Deutsche Bank Aktiengesellschaft is the parent company of Deutsche Bank Group. It is incorporated in Frankfurt am Main and is registered in the Commercial Register of the District Court Frankfurt am Main under registration number HRB 30000.

Corporate Governance

Deutsche Bank AG has approved the Declaration of Conformity in accordance with Section 161 of the German
Corporation Act (AktG). The declaration is published on Deutsche Bank’s website (www.db.com/ir/en/reports.htm).

Principal accountant fees and services

Breakdown of fees charged by EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft (“EY GmbH & Co. KG“) and other EY member firms

Fee category in € m.	2024	2023
Audit fees	69	66
thereof to EY GmbH & Co. KG	55	52
Audit-related fees	10	12
thereof to EY GmbH & Co. KG	7	9
Tax-related fees	0	0
thereof to EY GmbH & Co. KG	0	0
All other fees	1	0
thereof to EY GmbH & Co. KG	0	0
Total fees	80	78

The audit fees include fees for professional services for the audit of Deutsche Bank AG’s annual financial statements and consolidated financial statements and do not include audit fees for DWS and its subsidiaries that are not audited by EY. The audit-related fees include fees for other assurance services required by law or regulations, in particular for financial service specific attestation, for quarterly reviews, for spin-off audits and for merger audits, as well as fees for voluntary assurance services, like voluntary audits for internal management purposes and the issuance of comfort letters. Tax-related fees include fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to tax planning initiatives and assistance with assessing compliance with tax regulations.

527

Deutsche Bank
Annual Report 2024

43 – Country by country reporting

§ 26a KWG requires annual disclosure of certain information by geographic location. The information disclosed in the table below is derived from the IFRS Group accounts of Deutsche Bank. The table is however not reconcilable to other financial information in this report because of specific requirements published by Bundesbank on December 16, 2014, which include the requirement to present the information on geographic locations prior to elimination of cross-border intra-group transactions. In line with these Bundesbank requirements, intra-group transactions within the same geographic location are eliminated. These eliminations are identical to the eliminations applied for internal management reporting on the respective geographical locations.

The geographic location of subsidiaries and branches considers the location of incorporation or residence as well as the relevant tax jurisdiction. For the names, nature of activity and domicile of subsidiaries and branches, please refer to Note 44 “Shareholdings”. In addition, Deutsche Bank AG and its subsidiaries have German and foreign branches, for example in London, New York and Singapore. The net revenues are composed of net interest revenues and noninterest revenues.

	Dec 31, 2024
in € m. (unless stated otherwise)	Net revenues (Turnover)	Employees (full-time equivalent)[1]	Profit (loss) before income tax	Income tax (expense)/ benefit
Australia	238	284	102	(37)
Austria	15	72	(18)	(0)
Belgium	147	455	(18)	(1)
Brazil	110	202	(30)	13
Canada	12	11	7	(1)
Cayman Islands	(1)	0	(2)	0
China	256	624	140	(34)
Columbia	0	4	(0)	0
Czech Republic	28	44	14	(3)
France	127	213	26	(2)
Germany	12,843	35,160	1,997	(533)
Great Britain	4,552	7,563	699	(227)
Greece	2	12	1	(0)
Hong Kong	668	797	188	(32)
Hungary	39	69	17	(3)
India	858	22,176	625	(239)
Indonesia	118	226	65	(20)
Ireland	15	166	(1)	(1)
Israel	(2)	14	(6)	1
Italy	1,040	2,883	151	(58)
Japan	237	367	64	(20)
Jersey	5	0	9	(0)
Luxembourg	1,515	452	821	(64)
Malaysia	99	202	60	(14)
Mauritius	(31)	0	(29)	(1)
Mexico	22	41	10	0
Netherlands	269	448	88	(24)
Pakistan	25	84	19	(10)
Peru	1	0	0	0
Philippines	46	1,369	19	(4)
Poland	151	376	(445)	6
Portugal	14	45	3	(1)
Qatar	(0)	4	(1)	(0)
Romania	1	1,756	15	(3)
Russian Fed.	115	169	78	(18)
Saudi Arabia	25	51	71	(10)
Singapore	828	1,813	187	(36)
South Africa	6	36	(4)	(0)
South Korea	120	192	44	(10)
Spain	650	2,274	149	(46)
Sri Lanka	24	49	8	(3)
Sweden	9	34	8	(2)
Switzerland	321	608	30	(8)
Taiwan	45	144	18	(4)
Thailand	57	107	20	(4)
Türkiye	118	108	96	(29)
UAE	28	198	13	(5)
Ukraine	11	34	2	0
USA	5,484	7,733	1,158	(304)
Vietnam	46	86	30	(6)

1 Full-time equivalents as of December 31, 2024

528

Deutsche Bank
Annual Report 2024

44 – Shareholdings

534	Subsidiaries
539	Consolidated Structured Entities
543	Companies accounted for at equity
545	Other Companies, where the holding exceeds 20%
547	Holdings in large corporations, where the holding exceeds 5% of the voting rights
The following pages show the Shareholdings of Deutsche Bank Group pursuant to Section 313 (2) of the German Commercial Code (“HGB”).

Footnotes:
1	Controlled.
2	Status as shareholder with unlimited liability pursuant to Section 313 (2) Number 6 HGB.
3	General Partnership.
4	Only specified assets and related liabilities (silos) of this entity were consolidated.
5	Joint venture.
6	Not controlled.
7	Accounted for at equity due to significant influence
8	Classified as Structured Entity not to be accounted for at equity under IFRS.
9	Classified as Structured Entity not to be consolidated under IFRS.
10	Preliminary Own funds of € 6,702.3m/Result of € 215.3m (Business Year 2024).
11	Preliminary Own funds of € 6,659.5m/Result of € (169.9)m (Business Year 2024).
12	Own funds of € 37.0m/Result of € 4.6m (Business Year 2023).
13	Not consolidated or accounted for at equity as classified as non-trading financial assets mandatory at fair value through profit or loss.
14	Own funds of € 0.8m/Result of € 18.9m (Business Year 2023).
15	Own funds of € 12.2m/Result of € 1.3m (Business Year 2023).
16	Own funds of € 39.1m/Result of € 1.8m (Business Year 2023).

529

Deutsche Bank
Annual Report 2024

Subsidiaries

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
1	Deutsche Bank Aktiengesellschaft	Frankfurt am Main		Credit Institution
2	ABFS I Incorporated	Lutherville-Timonium		Financial Institution	100.0
3	Alex. Brown Financial Services Incorporated	Lutherville-Timonium		Financial Institution	100.0
4	Alex. Brown Investments Incorporated	Lutherville-Timonium		Financial Institution	100.0
5	Alfred Herrhausen Gesellschaft mbH i.L.	Berlin		Other Enterprise	100.0
6	Argent Incorporated	Lutherville-Timonium		Financial Institution	100.0
7	Baldur Mortgages Limited	London		Financial Institution	100.0
8	Betriebs-Center für Banken AG	Frankfurt		Ancillary Services Undertaking	100.0
9	Better Financial Services GmbH	Berlin		Ancillary Services Undertaking	100.0
10	Better Payment Germany GmbH	Berlin		Ancillary Services Undertaking	100.0
11	BHW - Gesellschaft für Wohnungswirtschaft mbH	Hameln		Financial Institution	100.0
12	BHW Bausparkasse Aktiengesellschaft	Hameln		Credit Institution	100.0
13	BHW Holding GmbH	Hameln		Financial Holding Company	100.0
14	Borfield Sociedad Anonima	Montevideo		Other Enterprise	100.0
15	Breaking Wave DB Limited	London		Ancillary Services Undertaking	100.0
16	BT Globenet Nominees Limited	London		Other Enterprise	100.0
17	Cardea Real Estate S.r.l.	Milan		Ancillary Services Undertaking	100.0
18	Caribbean Resort Holdings, Inc.	New York	1	Financial Institution	0.0
19	Cathay Advisory (Beijing) Co., Ltd.	Beijing		Other Enterprise	100.0
20	Cathay Asset Management Company Limited	Ebène		Financial Institution	100.0
21	Cathay Capital Company (No 2) Limited	Ebène		Financial Institution	67.6
22	China Recovery Fund, LLC	Wilmington		Financial Institution	85.0
23	Cinda - DB NPL Securitization Trust 2003-1	Wilmington	1	Financial Institution	10.0
24	Consumo Srl in Liquidazione	Milan		Financial Institution	100.0
25	D B Investments (GB) Limited	London		Financial Institution	100.0
26	D&M Turnaround Partners Godo Kaisha	Tokyo		Financial Institution	100.0
27	DB (Barbados) SRL	Christ Church		Ancillary Services Undertaking	100.0
28	DB (Malaysia) Nominee (Asing) Sdn. Bhd.	Kuala Lumpur		Ancillary Services Undertaking	100.0
29	DB (Malaysia) Nominee (Tempatan) Sendirian Berhad	Kuala Lumpur		Ancillary Services Undertaking	100.0
30	DB Advisory Services S.A.S.	Bogotá		Financial Institution	100.0
31	DB Alex. Brown Holdings Incorporated	Wilmington		Financial Institution	100.0
32	DB Aotearoa Investments Limited	George Town		Credit Institution	100.0
33	DB Beteiligungs-Holding GmbH	Frankfurt		Financial Holding Company	100.0
34	DB Boracay LLC	Wilmington		Financial Institution	100.0
35	DB Capital Markets (Deutschland) GmbH	Frankfurt		Financial Holding Company	100.0
36	DB Cartera de Inmuebles 1, S.A.U.	Madrid		Ancillary Services Undertaking	100.0
37	DB Chestnut Holdings Limited (in voluntary liquidation)	George Town		Ancillary Services Undertaking	100.0
38	DB Commodity Financing Limited	London		Ancillary Services Undertaking	100.0
39	DB Corporate Advisory (Malaysia) Sdn. Bhd.	Kuala Lumpur		Financial Institution	100.0
40	DB Direkt GmbH	Frankfurt		Ancillary Services Undertaking	100.0
41	DB Equipment Leasing, Inc.	New York		Financial Institution	100.0
42	DB Finance (Delaware), LLC	Wilmington		Financial Institution	100.0
43	DB Global Technology SRL	Bucharest		Ancillary Services Undertaking	100.0
44	DB Global Technology, Inc.	Wilmington		Ancillary Services Undertaking	100.0
45	DB Group Services (UK) Limited	London		Ancillary Services Undertaking	100.0
46	DB Holdings (New York), Inc.	New York		Financial Institution	100.0
47	DB HR Solutions GmbH	Frankfurt		Ancillary Services Undertaking	100.0
48	DB Industrial Holdings Beteiligungs GmbH & Co. KG	Luetzen	2	Financial Institution	100.0
49	DB Industrial Holdings GmbH	Luetzen		Financial Institution	100.0
50	DB Intermezzo LLC	Wilmington		Financial Institution	100.0
51	DB Internal Funding Limited	London		Financial Institution	100.0
52	DB International (Asia) Limited	Singapore		Credit Institution	100.0
53	DB International Investments Limited	London		Financial Institution	100.0
54	DB International Trust (Singapore) Limited	Singapore		Other Enterprise	100.0
55	DB Investment Partners Limited	London		Financial Institution	100.0
56	DB Investment Partners Pte. Ltd.	Singapore		Financial Institution	100.0
57	DB Investment Services GmbH	Frankfurt		Ancillary Services Undertaking	100.0
58	DB IROC Leasing Corp.	New York		Financial Institution	100.0
59	DB London (Investor Services) Nominees Limited	London		Financial Institution	100.0
60	DB Management Support GmbH	Frankfurt		Ancillary Services Undertaking	100.0
61	DB Nominees (Hong Kong) Limited	Hong Kong		Ancillary Services Undertaking	100.0
62	DB Nominees (Jersey) Limited	St. Helier		Other Enterprise	100.0
63	DB Nominees (Singapore) Pte Ltd	Singapore		Other Enterprise	100.0
64	DB Omega Ltd.	George Town		Financial Institution	100.0
65	DB Operaciones y Servicios Interactivos, S.L.U.	Madrid		Ancillary Services Undertaking	100.0
66	DB Overseas Finance Delaware, Inc.	Wilmington		Financial Institution	100.0
67	DB Overseas Holdings Limited	London		Financial Institution	100.0
530

Deutsche Bank
Annual Report 2024

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
68	DB Print GmbH	Frankfurt		Ancillary Services Undertaking	100.0
69	DB Private Clients Corp.	Wilmington		Financial Institution	100.0
70	DB Private Wealth Mortgage Ltd.	New York		Financial Institution	100.0
71	DB Re S.A.	Luxembourg		Reinsurance Undertaking	100.0
72	DB Service Centre Limited	Dublin		Ancillary Services Undertaking	100.0
73	DB Services (Jersey) Limited	St. Helier		Ancillary Services Undertaking	100.0
74	DB Services Americas, Inc.	Wilmington		Ancillary Services Undertaking	100.0
75	DB Servizi Amministrativi S.r.l.	Milan		Ancillary Services Undertaking	100.0
76	DB Strategic Advisors, Inc.	Makati City		Ancillary Services Undertaking	100.0
77	DB Structured Derivative Products, LLC	Wilmington		Ancillary Services Undertaking	100.0
78	DB Structured Products, Inc.	Wilmington		Financial Institution	100.0
79	DB Trustee Services Limited	London		Other Enterprise	100.0
80	DB Trustees (Hong Kong) Limited	Hong Kong		Other Enterprise	100.0
81	DB U.S. Financial Markets Holding Corporation	Wilmington		Financial Institution	100.0
82	DB UK Bank Limited	London		Credit Institution	100.0
83	DB UK Holdings Limited	London		Financial Institution	100.0
84	DB UK PCAM Holdings Limited (in members' voluntary liquidation)	London		Financial Institution	100.0
85	DB USA Core Corporation	West Trenton		Ancillary Services Undertaking	100.0
86	DB USA Corporation	Wilmington		Financial Institution	100.0
87	DB Valoren S.à r.l.	Luxembourg		Financial Institution	100.0
88	DB Value S.à r.l.	Luxembourg		Financial Institution	100.0
89	DB VersicherungsManager GmbH	Frankfurt		Other Enterprise	100.0
90	DB Vita S.A.	Luxembourg		Insurance Undertaking	84.0
91	DBAH Capital, LLC	Wilmington		Financial Institution	100.0
92	DBCIBZ1	George Town		Financial Institution	100.0
93	DBFIC, Inc.	Wilmington		Financial Institution	100.0
94	DBNZ Overseas Investments (No.1) Limited	George Town		Financial Institution	100.0
95	DBOI Global Services (UK) Limited	London		Ancillary Services Undertaking	100.0
96	DBR Investments Co. Limited	George Town		Financial Institution	100.0
97	DBRE Global Real Estate Management IB, Ltd.	George Town		Asset Management Company	100.0
98	DBRMSGP1	George Town	2, 3	Financial Institution	100.0
99	DBUSBZ2, S.à r.l.	Luxembourg		Financial Institution	100.0
100	DBX Advisors LLC	Wilmington		Financial Institution	100.0
101	DEE Deutsche Erneuerbare Energien GmbH	Frankfurt		Financial Institution	100.0
102	DEUKONA Versicherungs-Vermittlungs-GmbH	Frankfurt		Ancillary Services Undertaking	100.0
103	Deutsche (Aotearoa) Capital Holdings New Zealand	Auckland		Financial Institution	100.0
104	Deutsche (Aotearoa) Foreign Investments New Zealand	Auckland		Financial Institution	100.0
105	Deutsche (New Munster) Holdings New Zealand Limited	Auckland		Financial Institution	100.0
106	Deutsche Alternative Asset Management (UK) Limited	London		Asset Management Company	100.0
107	Deutsche Asia Pacific Holdings Pte Ltd	Singapore		Financial Institution	100.0
108	Deutsche Asset Management (India) Private Limited	Mumbai		Ancillary Services Undertaking	100.0
109	Deutsche Australia Limited	Sydney		Financial Institution	100.0
110	Deutsche Bank (Cayman) Limited	George Town		Other Enterprise	100.0
111	Deutsche Bank (China) Co., Ltd.	Beijing		Credit Institution	100.0
112	Deutsche Bank (Malaysia) Berhad	Kuala Lumpur		Credit Institution	100.0
113	Deutsche Bank (Suisse) SA	Geneva		Credit Institution	100.0
114	Deutsche Bank (Uruguay) Sociedad Anónima Institución Financiera Externa	Montevideo		Credit Institution	100.0
115	DEUTSCHE BANK A.S.	Istanbul		Credit Institution	100.0
116	Deutsche Bank Americas Holding Corp.	Wilmington		Financial Institution	100.0
117	Deutsche Bank Europe GmbH	Frankfurt		Credit Institution	100.0
118	Deutsche Bank Financial Company	George Town		Financial Institution	100.0
119	Deutsche Bank Holdings, Inc.	Wilmington		Financial Institution	100.0
120	Deutsche Bank Immobilien GmbH	Hameln		Other Enterprise	100.0
121	Deutsche Bank Insurance Agency Incorporated	Wilmington		Other Enterprise	100.0
122	Deutsche Bank Luxembourg S.A.	Luxembourg		Credit Institution	100.0
123	Deutsche Bank Mutui S.p.A.	Milan		Credit Institution	100.0
124	Deutsche Bank National Trust Company	Los Angeles		Financial Institution	100.0
125	Deutsche Bank Polska Spólka Akcyjna	Warsaw		Credit Institution	100.0
126	Deutsche Bank Representative Office Nigeria Limited	Lagos		Ancillary Services Undertaking	100.0
127	Deutsche Bank S.A. - Banco Alemão	Sao Paulo		Credit Institution	100.0
128	Deutsche Bank Securities Inc.	Wilmington		Financial Institution	100.0
129	Deutsche Bank Securities Limited	Toronto		Financial Institution	100.0
130	Deutsche Bank Società per Azioni	Milan		Credit Institution	99.9
131	Deutsche Bank Trust Company Americas	New York		Credit Institution	100.0
132	Deutsche Bank Trust Company Delaware	Wilmington		Credit Institution	100.0
133	Deutsche Bank Trust Company, National Association	New York		Financial Institution	100.0
134	Deutsche Bank Trust Corporation	New York		Financial Institution	100.0
135	Deutsche Bank, Sociedad Anónima Española Unipersonal	Madrid		Credit Institution	100.0
531

Deutsche Bank
Annual Report 2024

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
136	Deutsche Capital Finance (2000) Limited	George Town		Financial Institution	100.0
137	Deutsche Capital Markets Australia Limited	Sydney		Financial Institution	100.0
138	Deutsche Cayman Ltd.	Camana Bay		Other Enterprise	100.0
139	Deutsche Custody N.V.	Amsterdam		Financial Institution	100.0
140	Deutsche Domus New Zealand Limited	Auckland		Financial Institution	100.0
141	Deutsche Equities India Private Limited	Mumbai		Financial Institution	100.0
142	Deutsche Finance No. 2 Limited (in voluntary liquidation)	George Town		Financial Institution	100.0
143	Deutsche Foras New Zealand Limited	Auckland		Financial Institution	100.0
144	Deutsche Gesellschaft für Immobilien-Leasing mit beschränkter Haftung i.L.	Duesseldorf		Financial Institution	100.0
145	Deutsche Global Markets Limited	Tel Aviv		Ancillary Services Undertaking	100.0
146	Deutsche Group Holdings (SA) Proprietary Limited	Johannesburg		Financial Institution	100.0
147	Deutsche Group Services Pty Limited	Sydney		Ancillary Services Undertaking	100.0
148	Deutsche Grundbesitz-Anlagegesellschaft mit beschränkter Haftung	Frankfurt		Other Enterprise	99.8
149	Deutsche Holdings (Grand Duchy)	Luxembourg		Financial Institution	100.0
150	Deutsche Holdings (Luxembourg) S.à r.l.	Luxembourg		Financial Institution	100.0
151	Deutsche Holdings Limited	London		Financial Institution	100.0
152	Deutsche Holdings No. 2 Limited	London		Financial Institution	100.0
153	Deutsche Holdings No. 3 Limited	London		Financial Institution	100.0
154	Deutsche Holdings No. 4 Limited (in members' voluntary liquidation)	London		Financial Institution	100.0
155	Deutsche Immobilien Leasing GmbH	Duesseldorf		Financial Institution	100.0
156	Deutsche India Holdings Private Limited	Mumbai		Financial Institution	100.0
157	Deutsche India Private Limited	Mumbai		Ancillary Services Undertaking	100.0
158	Deutsche International Corporate Services (Ireland) Limited	Dublin		Financial Institution	100.0
159	Deutsche Investments (Netherlands) N.V. in liquidatie	Amsterdam		Financial Institution	100.0
160	Deutsche Investments India Private Limited	Mumbai		Financial Institution	100.0
161	Deutsche Investor Services Private Limited	Mumbai		Ancillary Services Undertaking	100.0
162	Deutsche Knowledge Services Pte. Ltd.	Singapore		Ancillary Services Undertaking	100.0
163	Deutsche Leasing New York Corp.	New York		Ancillary Services Undertaking	100.0
164	Deutsche Mexico Holdings S.à r.l.	Luxembourg		Financial Institution	100.0
165	Deutsche Morgan Grenfell Group Limited (in members' voluntary liquidation)	London		Financial Institution	100.0
166	Deutsche Mortgage & Asset Receiving Corporation	Wilmington		Ancillary Services Undertaking	100.0
167	Deutsche Nederland N.V.	Amsterdam		Ancillary Services Undertaking	100.0
168	Deutsche New Zealand Limited	Auckland		Financial Institution	100.0
169	Deutsche Nominees Limited	London		Financial Institution	100.0
170	Deutsche Oppenheim Family Office AG	Cologne		Credit Institution	100.0
171	Deutsche Overseas Issuance New Zealand Limited	Auckland		Ancillary Services Undertaking	100.0
172	Deutsche Postbank Finance Center Objekt GmbH	Schuettringen		Ancillary Services Undertaking	100.0
173	Deutsche Securities (India) Private Limited	New Delhi		Financial Institution	100.0
174	Deutsche Securities (Proprietary) Limited	Johannesburg		Other Enterprise	100.0
175	Deutsche Securities (SA) (Proprietary) Limited	Johannesburg		Other Enterprise	100.0
176	Deutsche Securities Asia Limited	Hong Kong		Financial Institution	100.0
177	Deutsche Securities Inc.	Tokyo		Financial Institution	100.0
178	Deutsche Securities Israel Ltd.	Tel Aviv		Financial Institution	100.0
179	Deutsche Securities Korea Co.	Seoul		Financial Institution	100.0
180	Deutsche Securities Saudi Arabia (a closed joint stock company)	Riyadh		Financial Institution	100.0
181	Deutsche Securities, S.A. de C.V., Casa de Bolsa	Mexico City		Financial Institution	100.0
182	Deutsche Services (CI) Limited	St. Helier		Financial Institution	100.0
183	Deutsche Services Polska Sp. z o.o.	Warsaw		Ancillary Services Undertaking	100.0
184	Deutsche StiftungsTrust GmbH	Frankfurt		Other Enterprise	100.0
185	Deutsche Strategic Investment Holdings Yugen Kaisha	Tokyo		Financial Institution	100.0
186	Deutsche Trustee Company Limited	London		Other Enterprise	100.0
187	Deutsche Trustee Services (India) Private Limited	Mumbai		Other Enterprise	100.0
188	Deutsche Trustees Malaysia Berhad	Kuala Lumpur		Other Enterprise	100.0
189	Deutsche Wealth Management S.G.I.I.C., S.A.	Madrid		Asset Management Company	100.0
190	Deutsches Institut für Altersvorsorge GmbH	Frankfurt		Other Enterprise	78.0
191	DI Deutsche Immobilien Treuhandgesellschaft mbH	Frankfurt		Other Enterprise	100.0
192	DISCA Beteiligungsgesellschaft mbH	Duesseldorf		Financial Institution	100.0
193	Durian (Luxembourg) S.à r.l.	Luxembourg		Financial Institution	98.0
194	DWS Alternatives France	Paris		Other Enterprise	100.0
195	DWS Alternatives Global Limited	London		Asset Management Company	100.0
196	DWS Alternatives GmbH	Frankfurt		Asset Management Company	100.0
197	DWS Asset Management (Korea) Company Limited	Seoul		Asset Management Company	100.0
198	DWS Beteiligungs GmbH	Frankfurt		Financial Institution	98.5
199	DWS CH AG	Zurich		Financial Institution	100.0
200	DWS Consulting Shanghai Limited	Shanghai		Other Enterprise	100.0
201	DWS Corporate Management Shanghai Limited	Shanghai		Other Enterprise	100.0
202	DWS Distributors, Inc.	Wilmington		Financial Institution	100.0
532

Deutsche Bank
Annual Report 2024

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
203	DWS Far Eastern Investments Limited	Taipei		Financial Institution	60.0
204	DWS Global Business Services Inc.	Taguig City		Ancillary Services Undertaking	99.9
205	DWS Group GmbH & Co. KGaA	Frankfurt	2	Investment Holding Company	79.5
206	DWS Group Services UK Limited	London		Ancillary Services Undertaking	100.0
207	DWS Grundbesitz GmbH	Frankfurt		Asset Management Company	99.9
208	DWS India Private Limited	Mumbai		Ancillary Services Undertaking	100.0
209	DWS International GmbH	Frankfurt		Investment Firm	100.0
210	DWS Investment GmbH	Frankfurt		Asset Management Company	100.0
211	DWS Investment Management Americas, Inc.	Wilmington		Financial Institution	100.0
212	DWS Investment S.A.	Luxembourg		Asset Management Company	100.0
213	DWS Investments Australia Limited	Sydney		Financial Institution	100.0
214	DWS Investments Hong Kong Limited	Hong Kong		Financial Institution	100.0
215	DWS Investments Japan Limited	Tokyo		Financial Institution	100.0
216	DWS Investments Singapore Limited	Singapore		Financial Institution	100.0
217	DWS Investments UK Limited	London		Asset Management Company	100.0
218	DWS Management GmbH	Frankfurt		Financial Institution	100.0
219	DWS Real Estate GmbH	Frankfurt		Financial Institution	99.9
220	DWS Service Company	Wilmington		Ancillary Services Undertaking	100.0
221	DWS Trust Company	Concord		Financial Institution	100.0
222	DWS USA Corporation	Wilmington		Financial Institution	100.0
223	EC EUROPA IMMOBILIEN FONDS NR. 3 GmbH & CO. KG i.I.	Hamburg		Other Enterprise	65.2
224	European Value Added I (Alternate G.P.) LLP	London		Financial Institution	100.0
225	Fiduciaria Sant' Andrea S.r.l.	Milan		Other Enterprise	100.0
226	Finanzberatungsgesellschaft mbH der Deutschen Bank	Berlin		Ancillary Services Undertaking	100.0
227	Fir (Luxembourg) S.à r.l.	Luxembourg		Other Enterprise	100.0
228	Franz Urbig- und Oscar Schlitter-Stiftung Gesellschaft mit beschränkter Haftung	Frankfurt		Ancillary Services Undertaking	100.0
229	Fünfte SAB Treuhand und Verwaltung GmbH & Co. Suhl "Rimbachzentrum" KG	Bad Homburg		Other Enterprise	74.9
230	German American Capital Corporation	Lutherville-Timonium		Financial Institution	100.0
231	Greenheart (Luxembourg) S.à r.l.	Luxembourg		Other Enterprise	100.0
232	Greenwood Properties Corp.	New York	1	Financial Institution	0.0
233	Grundstücksgesellschaft Frankfurt Bockenheimer Landstraße GbR	Troisdorf	2	Other Enterprise	98.7
234	Grundstücksgesellschaft Kerpen-Sindorf Vogelrutherfeld GbR	Troisdorf	2	Other Enterprise	94.0
235	Grundstücksgesellschaft Köln Oppenheimstraße GbR	Troisdorf	2	Ancillary Services Undertaking	100.0
236	Grundstücksgesellschaft Wiesbaden Luisenstraße/Kirchgasse GbR	Troisdorf	2	Other Enterprise	78.7
237	Immobilienfonds Büro-Center Erfurt am Flughafen Bindersleben I GbR	Troisdorf	2	Other Enterprise	90.0
238	Immobilienfonds Wohn- und Geschäftshaus Köln-Blumenberg V GbR	Troisdorf	2	Other Enterprise	99.0
239	ISTRON Beteiligungs- und Verwaltungs-GmbH	Cologne		Ancillary Services Undertaking	100.0
240	Joint Stock Company Deutsche Bank DBU	Kyiv		Credit Institution	100.0
241	Jyogashima Godo Kaisha	Tokyo		Financial Institution	100.0
242	KEBA Gesellschaft für interne Services mbH	Frankfurt		Ancillary Services Undertaking	100.0
243	Kidson Pte Ltd	Singapore		Financial Institution	100.0
244	Konsul Inkasso GmbH	Essen		Ancillary Services Undertaking	100.0
245	LA Water Holdings Limited	George Town		Financial Institution	75.0
246	LAWL Pte. Ltd.	Singapore		Financial Institution	100.0
247	Leasing Verwaltungsgesellschaft Waltersdorf mbH	Schoenefeld		Ancillary Services Undertaking	100.0
248	Leonardo III Initial GP Limited	London		Financial Institution	100.0
249	MEF I Manager, S. à r.l.	Munsbach		Financial Institution	100.0
250	MIT Holdings, Inc.	Baltimore		Financial Institution	100.0
251	MortgageIT Securities Corp.	Wilmington		Ancillary Services Undertaking	100.0
252	MortgageIT, Inc.	New York		Financial Institution	100.0
253	norisbank GmbH	Bonn		Credit Institution	100.0
254	Numis Corporation Limited	London		Financial Institution	100.0
255	Numis Europe Limited	Dublin		Investment Firm	100.0
256	Numis Nominees (Client) Limited	London		Other Enterprise	100.0
257	Numis Nominees (NSI) Limited	London		Other Enterprise	100.0
258	Numis Nominees Limited	London		Other Enterprise	100.0
259	Numis Securities Limited	London		Financial Institution	100.0
260	OOO "Deutsche Bank TechCentre"	Moscow		Ancillary Services Undertaking	100.0
261	OOO "Deutsche Bank"	Moscow		Credit Institution	100.0
262	OPB Verwaltungs- und Treuhand GmbH	Cologne		Financial Institution	100.0
263	OPB-Oktava GmbH	Cologne		Financial Institution	100.0
264	OPPENHEIM Capital Advisory GmbH	Cologne		Financial Institution	100.0
265	OPPENHEIM PRIVATE EQUITY Verwaltungsgesellschaft mbH	Cologne		Financial Institution	100.0
266	PADUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		Financial Institution	100.0
267	PB Factoring GmbH	Bonn		Financial Institution	100.0
268	PCC Services GmbH der Deutschen Bank	Essen		Ancillary Services Undertaking	100.0
269	Plantation Bay, Inc.	St. Thomas		Other Enterprise	100.0
533

Deutsche Bank
Annual Report 2024

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
270	Postbank Direkt GmbH	Bonn		Financial Institution	100.0
271	Postbank Filialvertrieb AG	Bonn		Financial Institution	100.0
272	Postbank Finanzberatung AG	Hameln		Ancillary Services Undertaking	100.0
273	Postbank Leasing GmbH	Bonn		Financial Institution	100.0
274	PT Deutsche Sekuritas Indonesia	Jakarta		Financial Institution	99.0
275	RoPro U.S. Holding, Inc.	Wilmington		Financial Institution	100.0
276	Route 28 Receivables, LLC	Wilmington		Financial Institution	100.0
277	RREEF America L.L.C.	Wilmington		Financial Institution	100.0
278	RREEF European Value Added I (G.P.) Limited	London		Financial Institution	100.0
279	RREEF Fund Holding LLC	Wilmington		Financial Institution	100.0
280	RREEF India Advisors Private Limited	Mumbai		Other Enterprise	100.0
281	RREEF Management L.L.C.	Wilmington		Ancillary Services Undertaking	100.0
282	SAGITA Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf		Financial Institution	100.0
283	Sal. Oppenheim jr. & Cie. Beteiligungs GmbH	Cologne		Financial Institution	100.0
284	SAPIO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		Financial Institution	100.0
285	Sharps SP I LLC	Wilmington		Financial Institution	100.0
286	Stelvio Immobiliare S.r.l.	Bolzano		Other Enterprise	100.0
287	Süddeutsche Vermögensverwaltung Gesellschaft mit beschränkter Haftung	Frankfurt		Financial Institution	100.0
288	TELO Beteiligungsgesellschaft mbH	Schoenefeld		Financial Institution	100.0
289	Thai Asset Enforcement and Recovery Asset Management Company Limited	Bangkok		Financial Institution	100.0
290	Treuinvest Service GmbH	Frankfurt		Other Enterprise	100.0
291	VÖB-ZVD Processing GmbH	Bonn		Payment Institution	100.0
292	WEPLA Beteiligungsgesellschaft mbH	Frankfurt		Financial Institution	100.0

534
Deutsche Bank
Annual Report 2024

Consolidated structured entities

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
293	Al Mi'yar Capital SA	Luxembourg	4	Other Enterprise
294	Alguer Inversiones Designated Activity Company	Dublin		Financial Institution
295	Alixville Invest, S.L.	Madrid		Ancillary Services Undertaking
296	Altersvorsorge Fonds Hamburg Alter Wall Dr. Juncker KG	Frankfurt		Other Enterprise
297	Atlas Investment Company 1 S.à r.l., en liquidation volontaire	Luxembourg		Financial Institution
298	Atlas Investment Company 2 S.à r.l., en liquidation volontaire	Luxembourg		Financial Institution
299	Atlas Investment Company 3 S.à r.l., en liquidation volontaire	Luxembourg		Financial Institution
300	Atlas Investment Company 4 S.à r.l., en liquidation volontaire	Luxembourg		Financial Institution
301	Atlas Portfolio Select SPC	George Town		Financial Institution	0.0
302	Atlas SICAV - FIS, en liquidation volontaire	Luxembourg	4	Other Enterprise
303	Australian Secured Personal Loans Trust	Melbourne		Other Enterprise	100.0
304	Axia Insurance, Ltd.	Hamilton	4	Other Enterprise
305	Carpathian Investments Designated Activity Company	Dublin		Financial Institution	100.0
306	Cathay Capital Company Limited	Ebène	1	Financial Institution	19.0
307	Cathay Strategic Investment Company Limited	Hong Kong		Financial Institution	100.0
308	Cayman Reference Fund Holdings Limited	George Town		Ancillary Services Undertaking
309	Ceto S.à r.l.	Luxembourg		Financial Institution
310	Charitable Luxembourg Four S.à r.l.	Luxembourg		Financial Institution
311	Charitable Luxembourg Three S.à r.l.	Luxembourg		Financial Institution
312	Charitable Luxembourg Two S.à r.l.	Luxembourg		Financial Institution
313	City Leasing (Thameside) Limited	London		Financial Institution	100.0
314	City Leasing Limited	London		Financial Institution	100.0
315	CLASS Limited	St. Helier	4	Other Enterprise
316	Collins Capital Low Volatility Performance II Special Investments, Ltd.	Road Town		Financial Institution
317	Crofton Invest, S.L.	Madrid		Other Enterprise
318	Danube Properties S.à r.l., en faillite	Luxembourg		Other Enterprise	25.0
319	DB Asset Finance I S.à r.l.	Luxembourg		Financial Institution	96.9
320	DB Asset Finance II S.à r.l.	Luxembourg		Financial Institution	96.9
321	DB Aster II, LLC	Wilmington		Ancillary Services Undertaking	100.0
322	DB Aster, Inc.	Wilmington		Financial Institution	100.0
323	DB Aster, LLC	Wilmington		Ancillary Services Undertaking	100.0
324	DB Covered Bond S.r.l.	Conegliano		Financial Institution	90.0
325	DB Credit Investments S.à r.l.	Luxembourg		Financial Institution	100.0
326	DB Finance International GmbH	Frankfurt		Financial Institution	100.0
327	DB Holding Fundo de Investimento Multimercado Investimento no Exterior Crédito Privado	Sao Paulo		Financial Institution	100.0
328	DB Litigation Fee LLC	Wilmington		Financial Institution	100.0
329	DB Municipal Holdings LLC	Wilmington		Ancillary Services Undertaking	100.0
330	DB SPEARs/LIFERs, Series DB-8092 Trust	Wilmington		Ancillary Services Undertaking	0.0
331	DB SPEARs/LIFERs, Series DB-8093 Trust	Wilmington		Ancillary Services Undertaking	0.0
332	DB SPEARs/LIFERs, Series DB-8095 Trust	Wilmington		Ancillary Services Undertaking	0.1
333	DB SPEARs/LIFERs, Series DB-8096 Trust	Wilmington		Ancillary Services Undertaking	0.1
334	DB SPEARs/LIFERs, Series DB-8097 Trust	Wilmington		Ancillary Services Undertaking	0.1
335	DB SPEARs/LIFERs, Series DB-8098 Trust	Wilmington		Ancillary Services Undertaking	0.1
336	DB SPEARs/LIFERs, Series DB-8103 Trust	Wilmington		Ancillary Services Undertaking	0.0
337	DB SPEARs/LIFERs, Series DB-8108 Trust	Wilmington		Ancillary Services Undertaking	0.0
338	DB SPEARs/LIFERs, Series DB-8114 Trust	Wilmington		Ancillary Services Undertaking	0.1
339	DB SPEARs/LIFERs, Series DB-8119 Trust	Wilmington		Ancillary Services Undertaking	15.0
340	DB SPEARs/LIFERs, Series DB-8129 Trust	Wilmington		Ancillary Services Undertaking	22.2
341	DB SPEARs/LIFERs, Series DB-8139 Trust	Wilmington		Ancillary Services Undertaking	21.2
342	DB SPEARs/LIFERs, Series DB-8141 Trust	Wilmington		Ancillary Services Undertaking	8.9
343	DB SPEARs/LIFERs, Series DB-8142 Trust	Wilmington		Ancillary Services Undertaking	8.2
344	DB SPEARs/LIFERs, Series DB-8143 Trust	Wilmington		Ancillary Services Undertaking	10.5
345	DB SPEARs/LIFERs, Series DB-8144 Trust	Wilmington		Ancillary Services Undertaking	16.8
346	DB SPEARs/LIFERs, Series DB-8145 Trust	Wilmington		Ancillary Services Undertaking	9.3
347	DB SPEARs/LIFERs, Series DB-8146 Trust	Wilmington		Ancillary Services Undertaking	10.9
348	DB SPEARs/LIFERs, Series DB-8147 Trust	Wilmington		Ancillary Services Undertaking	10.7
349	DB SPEARs/LIFERs, Series DB-8148 Trust	Wilmington		Ancillary Services Undertaking	10.2
350	DB SPEARs/LIFERs, Series DB-8149 Trust	Wilmington		Ancillary Services Undertaking	9.6
351	DB SPEARs/LIFERs, Series DB-8150 Trust	Wilmington		Ancillary Services Undertaking	9.6
352	DB SPEARs/LIFERs, Series DB-8151 Trust	Wilmington		Ancillary Services Undertaking	9.2
353	DB SPEARs/LIFERs, Series DB-8201 Trust	Wilmington		Ancillary Services Undertaking	0.0
354	DB SPEARs/LIFERs, Series DB-8202 Trust	Wilmington		Ancillary Services Undertaking	0.0
355	DB SPEARs/LIFERs, Series DBE-8055 Trust	Wilmington		Ancillary Services Undertaking	0.0
356	DB SPEARs/LIFERs, Series DBE-8057 Trust	Wilmington		Ancillary Services Undertaking	0.0
357	DB SPEARs/LIFERs, Series DBE-8060 Trust	Wilmington		Ancillary Services Undertaking	0.0
358	DB SPEARs/LIFERs, Series DBE-8067 Trust	Wilmington		Ancillary Services Undertaking	0.0
535

Deutsche Bank
Annual Report 2024

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
359	DB SPEARs/LIFERs, Series DBE-8070 Trust	Wilmington		Ancillary Services Undertaking	0.0
360	DB SPEARs/LIFERs, Series DBE-8071 Trust	Wilmington		Ancillary Services Undertaking	0.0
361	DB SPEARs/LIFERs, Series DBE-8081 Trust	Wilmington		Ancillary Services Undertaking	0.0
362	DB SPEARs/LIFERs, Series DBE-8082 Trust	Wilmington		Ancillary Services Undertaking	0.0
363	DB SPEARs/LIFERs, Series DBE-8090 Trust	Wilmington		Ancillary Services Undertaking	0.0
364	DB SPEARs/LIFERs, Series DBE-8099 Trust	Wilmington		Ancillary Services Undertaking	0.0
365	DB SPEARs/LIFERs, Series DBE-8100 Trust	Wilmington		Ancillary Services Undertaking	0.1
366	DB SPEARs/LIFERs, Series DBE-8101 Trust	Wilmington		Ancillary Services Undertaking	0.0
367	DB SPEARs/LIFERs, Series DBE-8105 Trust	Wilmington		Ancillary Services Undertaking	0.0
368	DB SPEARs/LIFERs, Series DBE-8106 Trust	Wilmington		Ancillary Services Undertaking	0.1
369	DB SPEARs/LIFERs, Series DBE-8107 Trust	Wilmington		Ancillary Services Undertaking	0.0
370	DB SPEARs/LIFERs, Series DBE-8109 Trust	Wilmington		Ancillary Services Undertaking	0.0
371	DB SPEARs/LIFERs, Series DBE-8110 Trust	Wilmington		Ancillary Services Undertaking	0.0
372	DB SPEARs/LIFERs, Series DBE-8113 Trust	Wilmington		Ancillary Services Undertaking	0.0
373	DB SPEARs/LIFERs, Series DBE-8118 Trust	Wilmington		Ancillary Services Undertaking	0.0
374	DB SPEARs/LIFERs, Series DBE-8120 Trust	Wilmington		Ancillary Services Undertaking	0.0
375	DB SPEARs/LIFERs, Series DBE-8121 Trust	Wilmington		Ancillary Services Undertaking	0.0
376	DB SPEARs/LIFERs, Series DBE-8122 Trust	Wilmington		Ancillary Services Undertaking	0.0
377	DB SPEARs/LIFERs, Series DBE-8123 Trust	Wilmington		Ancillary Services Undertaking	0.0
378	DB SPEARs/LIFERs, Series DBE-8124 Trust	Wilmington		Ancillary Services Undertaking	0.0
379	DB SPEARs/LIFERs, Series DBE-8125 Trust	Wilmington		Ancillary Services Undertaking	0.0
380	DB SPEARs/LIFERs, Series DBE-8126 Trust	Wilmington		Ancillary Services Undertaking	0.0
381	DB SPEARs/LIFERs, Series DBE-8128 Trust	Wilmington		Ancillary Services Undertaking	0.1
382	DB SPEARs/LIFERs, Series DBE-8130 Trust	Wilmington		Ancillary Services Undertaking	0.0
383	DB SPEARs/LIFERs, Series DBE-8131 Trust	Wilmington		Ancillary Services Undertaking	0.1
384	DB SPEARs/LIFERs, Series DBE-8132 Trust	Wilmington		Ancillary Services Undertaking	0.1
385	DB SPEARs/LIFERs, Series DBE-8133 Trust	Wilmington		Ancillary Services Undertaking	0.1
386	DB SPEARs/LIFERs, Series DBE-8134 Trust	Wilmington		Ancillary Services Undertaking	0.2
387	DB SPEARs/LIFERs, Series DBE-8135 Trust	Wilmington		Ancillary Services Undertaking	0.0
388	DB SPEARs/LIFERs, Series DBE-8136 Trust	Wilmington		Ancillary Services Undertaking	0.2
389	DB SPEARs/LIFERs, Series DBE-8137 Trust	Wilmington		Ancillary Services Undertaking	0.0
390	DB SPEARs/LIFERs, Series DBE-8138 Trust	Wilmington		Ancillary Services Undertaking	0.1
391	DB SPEARs/LIFERs, Series DBE-8140 Trust	Wilmington		Ancillary Services Undertaking	0.0
392	DB SPEARs/LIFERs, Series DBE-8152 Trust	Wilmington		Ancillary Services Undertaking	0.0
393	DB SPEARs/LIFERs, Series DBE-8153 Trust	Wilmington		Ancillary Services Undertaking	0.0
394	DB SPEARs/LIFERs, Series DBE-8908 Trust	Newark		Ancillary Services Undertaking	0.0
395	DB SPEARs/LIFERs, Series DBE-8909 Trust	Newark		Ancillary Services Undertaking	3.3
396	DB Structured Holdings Luxembourg S.à r.l.	Luxembourg		Financial Institution	100.0
397	DBRE Global Real Estate Management US IB, L.L.C.	Wilmington		Financial Institution	100.0
398	DBX ETF Trust	Wilmington	4	Other Enterprise
399	Deloraine Spain, S.L.	Madrid		Ancillary Services Undertaking
400	Deutsche Bank Luxembourg S.A. - Fiduciary Deposits	Luxembourg	4	Other Enterprise
401	Deutsche Bank Luxembourg S.A. - Fiduciary Note Programme	Luxembourg	4	Other Enterprise
402	Deutsche Colombia S.A.S. - en Liquidacion	Bogotá		Financial Institution	100.0
403	Deutsche Postbank Funding LLC I	Wilmington		Financial Institution	100.0
404	Deutsche Postbank Funding LLC III	Wilmington		Financial Institution	100.0
405	Deutsche Postbank Funding Trust I	Newark		Financial Institution	100.0
406	Deutsche Postbank Funding Trust III	Newark		Financial Institution	100.0
407	DWS Alternatives (IE) ICAV	Dublin		Other Enterprise
408	DWS Concept	Luxembourg	4	Other Enterprise
409	DWS EREP Lux 1 S.à r.l.	Luxembourg		Other Enterprise	100.0
410	DWS European Real Estate Partners S.C.A. SICAV-RAIF	Luxembourg		Other Enterprise	99.9
411	DWS Funds	Luxembourg	4	Other Enterprise
412	DWS Garant	Luxembourg	4	Other Enterprise
413	DWS Invest	Luxembourg	4	Other Enterprise
414	DWS Invest (IE) ICAV	Dublin		Other Enterprise
415	DWS Zeitwert Protect	Luxembourg		Other Enterprise
416	DWS-Fonds Treasury Liquidity (EUR)	Frankfurt		Other Enterprise	100.0
417	Dynamic Infrastructure Securities Fund LP	Wilmington		Financial Institution
418	Earls Eight Limited	George Town	4	Other Enterprise
419	Earls Four Limited	George Town	4	Other Enterprise
420	Einkaufszentrum "HVD Dresden" S.à.r.l & Co. KG i.I.	Cologne		Other Enterprise
421	Emerald Asset Repackaging Designated Activity Company	Dublin		Financial Institution	100.0
422	Emerging Markets Capital Protected Investments Limited	George Town	4	Other Enterprise
423	Emeris	George Town		Financial Institution
424	Erste Frankfurter Hoist GmbH i.L.	Frankfurt		Financial Institution	100.0
425	Fondo Privado de Titulización PYMES I Designated Activity Company	Dublin		Other Enterprise
426	Freddie Mac Class A Taxable Multifamily M Certificates Series M-037	McLean		Ancillary Services Undertaking	100.0
427	Freddie Mac Class A Taxable Multifamily M Certificates Series M-039	McLean		Ancillary Services Undertaking	100.0
536

Deutsche Bank
Annual Report 2024

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
428	Freddie Mac Class A Taxable Multifamily M Certificates Series M-040	McLean		Ancillary Services Undertaking	100.0
429	Freddie Mac Class A Taxable Multifamily M Certificates Series M-041	McLean		Ancillary Services Undertaking	100.0
430	Freddie Mac Class A Taxable Multifamily M Certificates Series M-043	McLean		Ancillary Services Undertaking	100.0
431	Freddie Mac Class A Taxable Multifamily M Certificates Series M-044	McLean		Ancillary Services Undertaking	100.0
432	G.O. IB-US Management, L.L.C.	Wilmington		Financial Institution	100.0
433	GAC-HEL, Inc.	Wilmington		Ancillary Services Undertaking	100.0
434	Galene S.à r.l.	Luxembourg		Other Enterprise
435	Gladyr Spain, S.L.	Madrid		Ancillary Services Undertaking
436	Global Opportunities Co-Investment Feeder, LLC	Wilmington		Financial Institution
437	Global Opportunities Co-Investment, LLC	George Town		Financial Institution
438	GWC-GAC Corp.	Wilmington		Ancillary Services Undertaking	100.0
439	Havbell Designated Activity Company	Maynooth		Financial Institution
440	Histria Inversiones Designated Activity Company	Dublin		Financial Institution
441	Infrastructure Debt Fund S.C.Sp. SICAV-RAIF	Luxembourg		Other Enterprise
442	Inn Properties S.à r.l., en faillite	Luxembourg		Other Enterprise	25.0
443	Investor Solutions Limited	St. Helier	4	Other Enterprise
444	Isar Properties S.à r.l., en faillite	Luxembourg		Other Enterprise	25.0
445	IVAF (Jersey) Limited	St. Helier		Ancillary Services Undertaking
446	Kelona Invest, S.L.	Madrid		Ancillary Services Undertaking
447	Kelsey Street LLC	Wilmington		Ancillary Services Undertaking	100.0
448	KH Kitty Hall Holdings Limited	Dublin		Financial Institution
449	Kratus Inversiones Designated Activity Company	Dublin		Financial Institution
450	Kronos Funding Ltd	London		Financial Institution
451	Kuiper Credit Opportunities - Kuiper Compartment 01 - Bel-Air	Paris		Other Enterprise	99.9
452	Ledyard, S.L.	Madrid		Ancillary Services Undertaking
453	87 Leonard Development LLC	Wilmington		Ancillary Services Undertaking	100.0
454	LES Essex Crossing Holdings Acquisition LLC	Wilmington		Ancillary Services Undertaking	100.0
455	LES Essex Crossing Parent LLC	Wilmington		Financial Institution	100.0
456	LES Essex Crossing Property Holdings LLC	Wilmington		Ancillary Services Undertaking	100.0
457	Life Mortgage S.r.l.	Conegliano		Other Enterprise
458	Lindsell Finance Limited (in dissolution)	St. Julian's		Ancillary Services Undertaking	100.0
459	Lockwood Invest, S.L.	Madrid		Financial Institution
460	London Industrial Leasing Limited	London		Financial Institution	100.0
461	Lunashadow Limited	Dublin		Financial Institution
462	1800 M Chaperone Investor LLC	Wilmington		Ancillary Services Undertaking	100.0
463	Malabo Holdings Designated Activity Company	Dublin		Financial Institution
464	Merlin XI	George Town		Financial Institution
465	Meseta Inversiones Designated Activity Company	Dublin		Financial Institution
466	Motion Picture Productions One GmbH & Co. KG	Frankfurt	2	Financial Institution	100.0
467	MPP Beteiligungsgesellschaft mbH	Frankfurt		Financial Institution	100.0
468	Navegator - SGFTC, S.A.	Lisbon		Ancillary Services Undertaking	100.0
469	NCW Holding Inc.	Vancouver		Financial Institution	100.0
470	New 87 Leonard, LLC	Wilmington		Financial Institution	100.0
471	Oasis Securitisation S.r.l.	Conegliano	1	Other Enterprise	0.0
472	Oder Properties S.à r.l., en faillite	Luxembourg		Other Enterprise	25.0
473	Palladium Global Investments S.A.	Luxembourg	4	Other Enterprise
474	Palladium Securities 1 S.A.	Luxembourg	4	Other Enterprise
475	PARTS Funding, LLC	Wilmington		Financial Institution	100.0
476	PEIF II SLP Feeder 2 LP	Edinburgh		Financial Institution	100.0
477	PEIF III SLP Feeder GP, S.à r.l.	Senningerberg		Financial Institution
478	PEIF III SLP Feeder, SCSp	Senningerberg		Other Enterprise	57.1
479	PEIF IV SLP DWS Feeder, SCSp	Senningerberg		Financial Institution	100.0
480	Philippine Opportunities for Growth and Income (SPV-AMC), INC.	Makati City		Financial Institution	95.0
481	Property Debt Fund S.C.Sp. SICAV-RAIF	Luxembourg		Other Enterprise
482	PUTTERs/DRIVERs, Series 3004 Trust	Wilmington		Ancillary Services Undertaking	14.5
483	PUTTERs/DRIVERs, Series 3005DB Trust	Wilmington		Ancillary Services Undertaking	13.6
484	PUTTERs/DRIVERs, Series 3007DB Trust	Wilmington		Ancillary Services Undertaking	16.9
485	QR Tower 2, LLC	Wilmington		Ancillary Services Undertaking	100.0
486	Radical Properties Unlimited Company	Dublin		Financial Institution
487	Redstone Finance Designated Activity Company	Dublin		Financial Institution
488	Rhine Euro CLO I Designated Activity Company	Dublin		Other Enterprise
489	Rhine Properties S.à r.l., en faillite	Luxembourg		Other Enterprise	25.0
490	ROCKY 2021-1 SPV S.r.l.	Conegliano		Other Enterprise
491	Romareda Holdings Designated Activity Company	Dublin		Financial Institution
492	RREEF DCH, L.L.C.	Wilmington		Financial Institution	100.0
493	Samburg Invest, S.L.	Madrid		Other Enterprise
494	SCB Alpspitze UG (haftungsbeschränkt)	Frankfurt		Financial Institution
495	Seaconview Designated Activity Company	Maynooth		Financial Institution
496	SGI SLP Feeder GP S.à.r.l.	Senningerberg		Financial Institution
537

Deutsche Bank
Annual Report 2024

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
497	SGI SLP Feeder SCSp	Senningerberg		Financial Institution	57.6
498	Singer Island Tower Suite LLC	Wilmington		Ancillary Services Undertaking	100.0
499	Somkid Immobiliare S.r.l.	Conegliano		Other Enterprise	100.0
500	SP Mortgage Trust	Wilmington		Other Enterprise	100.0
501	SPV I Sociedad Anónima Cerrada	Lima		Financial Institution	99.9
502	SPV II Sociedad Anónima Cerrada	Lima		Ancillary Services Undertaking	99.8
503	Style City Limited	Dublin		Financial Institution
504	Sunrise Turnaround Partners G.K.	Tokyo		Financial Institution	100.0
505	300 SW Parent LLC	Wilmington		Financial Institution	100.0
506	300 SW Property Holdings LLC	Wilmington		Ancillary Services Undertaking	100.0
507	Swabia 1 Designated Activity Company (in liquidation)	Dublin		Other Enterprise
508	Swabia 1. Vermögensbesitz-GmbH i.L.	Frankfurt		Financial Institution	100.0
509	Tagus - Sociedade de Titularização de Creditos, S.A.	Lisbon		Other Enterprise	100.0
510	Tasman NZ Residential Mortgage Trust	Auckland		Other Enterprise
511	Trave Properties S.à r.l., en faillite	Luxembourg		Other Enterprise	25.0
512	VCJ Lease S.à r.l.	Luxembourg		Other Enterprise	100.0
513	Waltzfire Limited	Dublin		Financial Institution
514	Wedverville Spain, S.L.	Madrid		Ancillary Services Undertaking
515	Wendelstein 2017-1 UG (haftungsbeschränkt)	Frankfurt		Other Enterprise
516	Wendelstein 2024-1 UG (haftungsbeschränkt)	Frankfurt		Other Enterprise
517	5353 WHMR LLC	Wilmington		Other Enterprise	100.0
518	Xtrackers	Luxembourg	4	Other Enterprise
519	Xtrackers (IE) Public Limited Company	Dublin	4	Other Enterprise	0.1
520	Xtrackers II	Luxembourg	4	Other Enterprise	0.1
521	Zumirez Drive LLC	Wilmington		Ancillary Services Undertaking	100.0

538

Deutsche Bank
Annual Report 2024

Companies accounted for at equity

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
522	AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung	Frankfurt		Credit Institution	26.9
523	Angle Group Holdings Pty Ltd	Melbourne		Financial Institution	19.5
524	BANKPOWER GmbH Personaldienstleistungen	Frankfurt		Other Enterprise	30.0
525	Bestra Gesellschaft für Vermögensverwaltung mit beschränkter Haftung	Duesseldorf		Financial Institution	49.0
526	Deutsche Börse Commodities GmbH	Eschborn		Other Enterprise	16.2
527	Deutsche Zurich Pensiones Entidad Gestora de Fondos de Pensiones, S.A.	Barcelona		Other Enterprise	50.0
528	Deutscher Pensionsfonds Aktiengesellschaft	Cologne		Other Enterprise	25.1
529	DIL Internationale Leasinggesellschaft mbH i.L.	Duesseldorf		Financial Institution	50.0
530	Domus Beteiligungsgesellschaft der Privaten Bausparkassen mbH	Berlin		Financial Holding Company	21.1
531	dwins GmbH	Frankfurt		Other Enterprise	16.1
532	Elbe Properties S.à r.l., en faillite clôturée	Luxembourg		Other Enterprise	25.0
533	Evroenergeiaki Anonymi Etaireia	Athens	5	Other Enterprise	40.0
534	FSDB Merchant Services GmbH	Frankfurt		Other Enterprise	49.0
535	Fünfte SAB Treuhand und Verwaltung GmbH & Co. "Leipzig-Magdeburg" KG	Bad Homburg		Other Enterprise	41.2
536	Fünfte SAB Treuhand und Verwaltung GmbH & Co. Dresden "Louisenstraße" KG	Bad Homburg		Other Enterprise	30.6
537	G.O. IB-SIV Feeder, L.L.C.	Wilmington		Financial Institution	15.7
538	Gesellschaft für Kreditsicherung mit beschränkter Haftung	Berlin		Other Enterprise	36.7
539	Global Tokenization Holdings Limited	Dublin	5	Other Enterprise	33.3
540	Grundstücksgesellschaft Karlsruhe Kaiserstraße GbR	Troisdorf	2	Other Enterprise	40.1
541	Grundstücksgesellschaft Köln-Merheim Winterberger Straße GbR	Troisdorf	2	Other Enterprise	41.6
542	Grundstücksgesellschaft Leipzig Petersstraße GbR	Troisdorf	2, 6	Other Enterprise	62.1
543	Grundstücksgesellschaft Mietwohnhäuser Leipzig-Gohlis GbR	Troisdorf		Other Enterprise	25.0
544	Grundstücksgesellschaft München Synagogenplatz GbR	Troisdorf	2	Other Enterprise	26.0
545	Harvest Fund Management Co., Ltd.	Shanghai		Financial Institution	30.0
546	Huarong Rongde Asset Management Company Limited	Beijing		Financial Institution	40.7
547	ILV Immobilien-Leasing Verwaltungsgesellschaft Düsseldorf mbH	Duesseldorf	5	Financial Institution	50.0
548	Immobilienfonds Büro Center Erfurt am Flughafen Bindersleben III GbR	Troisdorf	2	Other Enterprise	20.7
549	Immobilienfonds Bürohaus Düsseldorf Grafenberg GbR	Troisdorf	2	Other Enterprise	39.0
550	Immobilienfonds Köln-Deutz Arena und Mantelbebauung GbR	Troisdorf	2	Other Enterprise	28.9
551	Immobilienfonds Köln-Ossendorf II eGbR	Gelsenkirchen	2	Other Enterprise	40.3
552	Ingrid S.à r.l.	Luxembourg	5	Other Enterprise	23.8
553	iSwap Limited	London		Financial Institution	14.0
554	IZI Düsseldorf Informations-Zentrum Immobilien Gesellschaft mit beschränkter Haftung i.L.	Duesseldorf		Financial Institution	23.5
555	IZI Düsseldorf Informations-Zentrum Immobilien GmbH & Co. Kommanditgesellschaft i.L.	Duesseldorf		Other Enterprise	23.5
556	KVD Singapore Pte. Ltd. (in liquidation - members' voluntary winding up)	Singapore		Financial Institution	26.0
557	Latitude Group Holdings Limited	Melbourne		Financial Institution	16.5
558	1800 M JV LLC	Wilmington	5	Ancillary Services Undertaking	10.1
559	MorgenFund GmbH	Frankfurt		Investment Firm	30.0
560	North Coast Wind Energy Corp.	Port Moody	5	Other Enterprise	50.0
561	Palma Topco Limited	St. Helier		Ancillary Services Undertaking	22.8
562	PERILLA Beteiligungsgesellschaft mbH	Duesseldorf		Financial Institution	50.0
563	REDUS DTHG, LLC	Wilmington		Other Enterprise	49.9
564	SRC Security Research & Consulting GmbH	Bonn		Other Enterprise	22.5
565	Starpool Finanz GmbH	Berlin		Other Enterprise	49.9
566	Syndicated Loan Consortium Holdings LLC	Wilmington		Other Enterprise	7.3
567	Taurus SA	Geneva		Financial Institution	4.2
568	Trade Information Network Limited	London	5	Other Enterprise	18.6
569	TRAXPAY GmbH	Frankfurt		Other Enterprise	2.4
570	Triton Beteiligungs S.à r.l., en liquidation volontaire	Luxembourg		Other Enterprise	33.1
571	U.S.A. ITCF XCI L.P.	New York	6	Other Enterprise	99.9
572	UKEM Motoryacht Medici Mangusta GbR	Troisdorf	7	Other Enterprise	0.0
573	Ullmann Krockow Esch GbR	Troisdorf	7	Other Enterprise	0.0
574	Volbroker.com Limited	Rochford		Financial Institution	22.5
575	Weser Properties S.à r.l., en faillite clôturée	Luxembourg		Other Enterprise	25.0
576	zeitinvest-Service GmbH	Frankfurt		Other Enterprise	25.0
577	Zhong De Securities Co., Ltd	Beijing	5	Financial Institution	33.3
578	ZYRUS Beteiligungsgesellschaft mbH i.L.	Schoenefeld		Financial Institution	25.0

539

Deutsche Bank
Annual Report 2024

Other companies, where the holding exceeds 20%

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
579	ABATE Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
580	ABRI Beteiligungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
581	ACHTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
582	ACHTZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
583	ACIS Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
584	ACTIO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
585	ADEO Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
586	ADLAT Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
587	AGUM Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
588	ALANUM Beteiligungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
589	ALTA Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
590	ANDOT Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
591	AVOC Beteiligungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
592	Banks Island General Partner Inc.	Toronto	8	Financial Institution	50.0
593	Benefit Trust GmbH	Luetzen	9, 10	Financial Institution	100.0
594	BIMES Beteiligungsgesellschaft mbH i.L.	Schoenefeld	8	Financial Institution	50.0
595	BLI Beteiligungsgesellschaft für Leasinginvestitionen mbH	Duesseldorf	8	Financial Institution	33.2
596	BLI Internationale Beteiligungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	32.0
597	Cedar (Luxembourg) S.à r.l.	Luxembourg	6, 9	Financial Institution	98.2
598	DB Advisors SICAV	Luxembourg	9, 11	Other Enterprise	100.0
599	DB Placement, LLC	Wilmington	6, 9	Other Enterprise	100.0
600	DB Real Estate Global Opportunities IB (Offshore), L.P.	Camana Bay	8	Financial Institution	33.6
601	Deutsche River Investment Management Company S.à r.l., en faillite clôturée	Luxembourg	8	Financial Institution	49.0
602	DONARUM Holding GmbH i.L.	Duesseldorf	8	Financial Institution	50.0
603	DREIZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
604	DRITTE Fonds-Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
605	DRITTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
606	DWS Offshore Infrastructure Debt Opportunities Feeder LP	George Town	8, 12	Financial Institution	26.3
607	EINUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
608	ELC Logistik-Centrum Verwaltungs-GmbH	Duesseldorf	8	Financial Institution	50.0
609	ELFTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH i.L.	Duesseldorf	8	Other Enterprise	50.0
610	Elm (Luxembourg) S.à r.l.	Luxembourg	6, 13	Financial Institution	98.0
611	FÜNFTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
612	FÜNFZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
613	Glor Music Production GmbH & Co. KG	Rottach-Egern	13	Other Enterprise	29.5
614	GLOR Music Production II GmbH & Co. KG	Rottach-Egern	13	Other Enterprise	28.6
615	HR "Simone" GmbH & Co. KG i.I.	Jork	13	Other Enterprise	24.3
616	Intermodal Finance I Ltd.	George Town	8	Other Enterprise	49.0
617	Isaac Newton S.à r.l.	Capellen	6, 9, 14	Financial Institution	98.2
618	Kinneil Leasing Company	London	8	Other Enterprise	35.0
619	M Cap Finance Mittelstandsfonds GmbH & Co. KG	Frankfurt	6, 13, 15	Financial Institution	77.1
620	M Cap Finance Mittelstandsfonds III GmbH & Co. KG	Frankfurt	13, 16	Financial Institution	35.4
621	MCT Südafrika 3 GmbH & Co. KG i.I.	Hamburg	13	Other Enterprise	39.0
622	MT "CAPE BEALE" Tankschiffahrts GmbH & Co. KG i.I.	Hamburg	13	Other Enterprise	34.0
623	MT "KING DANIEL" Tankschiffahrts UG (haftungsbeschränkt) & Co. KG i.L.	Hamburg	13	Other Enterprise	32.8
624	MT "KING DOUGLAS" Tankschiffahrts UG (haftungsbeschränkt) & Co. KG i.L.	Hamburg	13	Other Enterprise	33.0
625	NEUNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
626	NEUNZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
627	Nexus Infrastruktur Beteiligungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
628	NOFA Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
629	OPPENHEIM Buy Out GmbH & Co. KG i.L.	Cologne	1, 2, 8	Financial Institution	27.7
630	PADEM Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
631	PALDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
632	PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
633	PEIF IV SLP DWS Feeder 2, SCSp	Senningerberg	9	Financial Institution	100.0
634	PENDIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
635	PENTUM Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
636	PERGUM Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
637	PERLIT Mobilien-Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
638	PERLU Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
639	PERNIO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
640	PERXIS Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
641	PETA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
642	PONTUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
643	PRADUM Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
540

Deutsche Bank
Annual Report 2024

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
644	PRASEM Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
645	PRISON Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	8	Financial Institution	50.0
646	Private Equity Invest Beteiligungs GmbH	Duesseldorf	8	Financial Institution	50.0
647	Private Equity Life Sciences Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
648	PUDU Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
649	QUANTIS Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	8	Financial Institution	50.0
650	QUOTAS Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
651	RREEF Core Plus Residential Fund LP	Wilmington	8	Other Enterprise	26.9
652	SABIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
653	SALIX Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
654	SALUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
655	SANCTOR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
656	SANDIX Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
657	SANO Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
658	SARIO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
659	SCANDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
660	Schumacher Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Institution	33.2
661	SCITOR Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
662	SECHSTE Fonds-Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
663	SECHSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
664	SECHZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
665	SEGES Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
666	SEGU Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
667	SELEKTA Grundstücksverwaltungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
668	SENA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
669	SENA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Kamenz KG	Duesseldorf	6, 9	Financial Institution	100.0
670	SERICA Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
671	SIDA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
672	SIEBTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
673	SIEBZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
674	SIFA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	9	Financial Institution	100.0
675	SILEX Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
676	SILUR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
677	SOLATOR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
678	SOLUM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
679	SOMA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
680	SOREX Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
681	SOSPITA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
682	STAGIRA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
683	SUPERA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
684	SUPLION Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
685	SUSIK Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
686	TABA Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	8	Financial Institution	50.0
687	TACET Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
688	TAGO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
689	TAGUS Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
690	TAKIR Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf	9	Financial Institution	100.0
691	TESATUR Beteiligungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
692	TIEDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
693	TOSSA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	9	Financial Institution	100.0
694	TRAGO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
695	TREMA Grundstücks-Vermietungsgesellschaft mbH	Berlin	8	Financial Institution	50.0
696	TRENTO Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
697	TRIPLA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	9	Financial Institution	100.0
698	TYRAS Beteiligungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
699	VIERTE Fonds-Beteiligungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
700	VIERTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
701	VIERUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
702	VIERZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH i.L.	Duesseldorf	8	Other Enterprise	50.0
703	XELLUM Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
704	XENTIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
705	XERA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
706	ZABATUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
707	ZARGUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
708	ZEA Beteiligungsgesellschaft mbH	Schoenefeld	8	Financial Institution	25.0
709	ZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH i.L.	Duesseldorf	8	Other Enterprise	50.0
710	ZENO Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
711	ZEREVIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
712	ZERGUM Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
541
Deutsche Bank
Annual Report 2024

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
713	ZIDES Grundstücks-Vermietungsgesellschaft mbH i.L.	Schoenefeld	8	Financial Institution	50.0
714	ZIMBEL Grundstücks-Vermietungsgesellschaft mbH i.L.	Schoenefeld	8	Financial Institution	50.0
715	ZINUS Grundstücks-Vermietungsgesellschaft mbH i.L.	Schoenefeld	8	Financial Institution	50.0
716	ZIRAS Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld	8	Financial Institution	50.0
717	ZITON Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
718	ZITUS Grundstücks-Vermietungsgesellschaft mbH i.L.	Schoenefeld	8	Financial Institution	50.0
719	ZONTUM Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
720	ZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
721	ZWEITE Fonds-Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
722	ZWEITE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
723	ZWÖLFTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
724	ZYLUM Beteiligungsgesellschaft mbH i.L.	Schoenefeld	8	Financial Institution	25.0

Holdings in large corporations, where the holding exceeds 5% of the voting rights

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
725	BÜRGSCHAFTSBANK BRANDENBURG GmbH	Potsdam		Financial Institution	8.5
726	Bürgschaftsbank Hamburg GmbH	Hamburg		Financial Institution	8.7
727	Bürgschaftsbank Mecklenburg-Vorpommern GmbH	Schwerin		Financial Institution	8.4
728	Bürgschaftsbank Sachsen GmbH	Dresden		Financial Institution	6.3
729	Bürgschaftsbank Sachsen-Anhalt GmbH	Magdeburg		Financial Institution	8.2
730	Bürgschaftsbank Schleswig-Holstein Gesellschaft mit beschränkter Haftung	Kiel		Financial Institution	5.6
731	Bürgschaftsbank Thüringen GmbH	Erfurt		Financial Institution	8.7
732	MTS S.p.A.	Rome		Other Enterprise	5.0
733	Prader Bank S.p.A.	Bolzano		Credit Institution	9.0
734	Private Export Funding Corporation	Wilmington		Financial Institution	6.0
735	Saarländische Investitionskreditbank Aktiengesellschaft	Saarbruecken		Credit Institution	11.8
736	Yensai.com Co., Ltd.	Tokyo		Financial Institution	7.8

542

Deutsche Bank
Annual Report 2024

Confirmations

Independent auditor’s report

To Deutsche Bank Aktiengesellschaft, Frankfurt am Main

Report on the audit of the consolidated financial statements and of the group management report

Opinions

We have audited the consolidated financial statements of Deutsche Bank Aktiengesellschaft, Frankfurt am Main, and its subsidiaries (the Group), which comprise the consolidated balance sheet as at 31 December 2024, and the consolidated income statement, consolidated statement of other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the fiscal year from 1 January 2024 to 31 December 2024, and notes to the financial statements, including material accounting policy information. In addition, we have audited the group management report of Deutsche Bank Aktiengesellschaft, Frankfurt am Main, which is combined with the management report of the Bank, for the fiscal year from 1 January 2024 to 31 December 2024. In accordance with the German legal requirements, we have not audited the last paragraph of the section “Risk management principles” (chapter risk report) of the group management report regarding management’s statement on the risk management framework and internal control system, the content of the combined Corporate Governance Statement pursuant to Sec. 289f and 315d HGB which is published on the website stated in the group management report and is part of the group management report and the content of the non-financial statement pursuant to Sec. 289b and 315d HGB in section “Sustainability Statement” of the group management report.

In our opinion, on the basis of the knowledge obtained in the audit,

– the accompanying consolidated financial statements comply, in all material respects, with the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) (IFRS Accounting Standards) and adopted by the EU, and the additional requirements of German commercial law pursuant to Sec. 315e (1) HGB and, in compliance with these requirements, give a true and fair view of the assets, liabilities and financial position of the Group as at 31 December 2024 and of its financial performance for the fiscal year from 1 January 2024 to 31 December 2024, and

– the accompanying group management report as a whole provides an appropriate view of the Group’s position. In all material respects, this group management report is consistent with the consolidated financial statements, complies with German legal requirements and appropriately presents the opportunities and risks of future development. We do not express an opinion on the last paragraph of the section “Risk management principles” (chapter “risk report”) of the group management report regarding management’s statement on the risk management framework referred to above and internal control system referred to above, the content of the combined Corporate Governance Statement referred to above or the non-financial statement referred to above.

Pursuant to Sec. 322 (3) Sentence 1 HGB, we declare that our audit has not led to any reservations relating to the legal compliance of the consolidated financial statements and of the group management report.

Basis for the opinions

We conducted our audit of the consolidated financial statements and of the group management report in accordance with Sec. 317 HGB and the EU Audit Regulation (No 537/2014, referred to subsequently as "EU Audit Regulation") and in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Our responsibilities under those requirements and principles are further described in the "Auditor’s responsibilities for the audit of the consolidated financial statements and of the group management report" section of our auditor’s report. We are independent of the group entities in accordance with the requirements of German commercial and professional law, and we have fulfilled our other German professional responsibilities in accordance with these requirements. In addition, in accordance with Art. 10 (2) f) of the EU Audit Regulation, we declare that we have not provided non-audit services prohibited under Art. 5 (1) of the EU Audit Regulation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinions on the consolidated financial statements and on the group management report.

543

Deutsche Bank
Annual Report 2024

Key audit matters in the audit of the consolidated financial statements

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the fiscal year from 1 January 2024 to 31 December 2024. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon; we do not provide a separate opinion on these matters.

Below, we describe what we consider to be the key audit matters:

1. Valuation of level 3 financial instruments and related inputs not quoted in active markets

Reasons why the matter was determined to be a key audit matter

Management uses valuation techniques to establish the fair value of level 3 financial instruments and related inputs not quoted in active markets. The Group held level 3 financial assets and financial liabilities measured at fair value of EUR 26,281 million and EUR 13,382 million respectively as of 31 December 2024. The relevant financial instruments are reported within financial assets and liabilities at fair value through profit or loss, and financial assets at fair value through other comprehensive income.

Financial instruments and related inputs that are not quoted in active markets include structured derivatives valued using complex models; more-complex or illiquid OTC derivatives; distressed debt; highly-structured bonds; illiquid loans, including those relating to commercial real estate; credit spreads used to determine valuation adjustments; and other significant inputs which cannot be observed for financial instruments with longer-dated maturities.

As the valuation of level 3 financial instruments and related inputs not quoted in active markets is based to a high degree on management’s assumptions and judgments due to the complex nature of the valuation techniques and models being utilized and the unobservability of the significant inputs used, this is a key audit matter.

Auditor’s response

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over management’s processes to determine fair value of financial instruments and determination of significant unobservable inputs therein. This includes controls relating to independent price verification; independent validation of valuation models, including assessment of model limitations; monitoring of valuation model usage; and calculation of fair value adjustments.

We evaluated the valuation techniques, models and methodologies, and tested the significant inputs used in those models. We performed an independent revaluation of a sample of derivatives and other financial instruments at fair value that are not quoted in active markets, using independent models and inputs. We also independently assessed the reasonableness of a sample of proxy inputs used by comparing to market data sources and evaluated their relevance to the related financial instruments.

In addition, we evaluated the methodology and inputs used by management in determining fair value adjustments against the requirements of IFRS 13 and performed recalculations for a sample of these valuation adjustments using our own independent data and methodology.

We involved internal financial instruments valuation specialists in the procedures related to valuation models, independent revaluation and fair value adjustments.

Our procedures did not lead to any reservations relating to the valuation of level 3 financial instruments and related inputs not quoted in active markets.

Reference to related disclosures

Information on the valuation techniques, models and methodologies used in the measurement of fair value is provided in notes 1 and 13 of the notes to the consolidated financial statements.

2. Inclusion of forward-looking information in the model-based calculation of expected credit losses

Reasons why the matter was determined to be a key audit matter

As of 31 December 2024, the Group recognized an allowance for credit losses of EUR 6,198 million, with EUR 1,390 million relating to stage 1 and stage 2 allowances.

544

Deutsche Bank
Annual Report 2024

The estimated probabilities of default (PD) used in the model-based calculation of expected credit losses on non-defaulted financial instruments (IFRS 9 stage 1 and stage 2) are based on historical information, combined with current economic developments and forward-looking macroeconomic forecasts (e.g. gross domestic product and unemployment rates). Statistical techniques are used to transform the base scenario for future macroeconomic developments into multiple scenarios. These scenarios are the basis for deriving multi-year PD curves for different rating and counterparty classes, which are used in the calculation of expected credit losses.

Given the economic uncertainties regarding pronounced movements in interest rates, current geopolitical conflicts and other sources of volatility impacting macroeconomic variables, the estimation of forward-looking information requires significant judgment. To reflect these uncertainties, management must assess whether to make adjustments to its standard process for inclusion of macroeconomic variables into the expected credit loss model and forecasting methods, either by adjusting the macroeconomic variables or through the inclusion of management overlays.

In view of the significant holdings of non-defaulted financial instruments subject to impairment under IFRS 9 and the economic uncertainty and significant use of judgment, we consider the inclusion of forward-looking information in the model-based calculation of expected credit losses, and any adjustments thereof, to be a key audit matter.

Auditor’s response

We obtained an understanding of the processes implemented by management, assessed the design of the controls over the selection, determination, monitoring and validation of forward-looking information in respect of the requirements under IFRS 9, and tested their operating effectiveness.

We evaluated management’s review of its expected credit loss model and forecasting methods conducted through the model validation process. Furthermore, we evaluated the methods used to include the selected variables in the baseline scenario and the derivation of the multiple scenarios.

We assessed the baseline macroeconomic forecasts by comparing them with macroeconomic forecasts published by external sources.

We also evaluated the methodology applied by management to determine whether to adjust its standard process for inclusion of macroeconomic variables or to adjust the model results through management overlays. In doing so, we assessed the results of management’s sensitivity analysis and compared the macroeconomic variables used to our own benchmark analysis. We also assessed that the adjustments were included in the calculation of expected credit losses according to management’s methodology.

To assess the inclusion of forward-looking information in the model-based calculation of expected credit losses, we involved internal credit risk modelling specialists.

Our procedures did not lead to any reservations relating to the inclusion of forward-looking information in the model-based calculation of expected credit losses.

Reference to related disclosures

Information on the inclusion of forward-looking information into the model-based calculation of expected credit losses and their adjustments for stages 1 and 2 is provided in notes 1 and 19 to the notes to the consolidated financial statements.

545

Deutsche Bank
Annual Report 2024

3. Expected credit losses for defaulted commercial real estate loans

Reasons why the matter was determined to be a key audit matter

As of 31 December 2024, the Group recognized loan exposures of EUR 36,463 million relating to the non-recourse commercial real estate loans business with corresponding allowances of EUR 795 million.

Identifying and calculating the expected credit losses for defaulted loan exposures involves various assumptions and estimation of inputs, particularly regarding the solvency of the borrower, expectations of future cash flows, observable market prices and expected proceeds from the realization of collateral.

In view of an increase in defaulted loan exposures relating to the commercial real estate business and the economic uncertainty and significant use of judgment, we consider expected credit losses (ECL) for defaulted commercial real estate loans as a key audit matter.

Auditor’s response

We obtained an understanding of the processes for identifying and calculating expected credit losses for borrowers in the commercial real estate loans business. We assessed the design and tested the operating effectiveness of controls related to credit risk rating, the application of default criteria and transfer to stage 3 in accordance with IFRS 9 and the calculation of the expected credit loss.

We evaluated the criteria used by management to determine defaulted loans in accordance with IFRS 9.

For a sample of commercial real estate loans we analyzed the application of default criteria used for ECL-staging. For loans classified as stage 3 we assessed the significant assumptions concerning the estimated future cash flows from the loan exposures by assessing the collateral value, the solvency of the borrower and the publicly available market and industry forecasts. We searched for and evaluated information that corroborates or contradicts management’s forecasted assumptions. We also tested the arithmetical accuracy of the expected credit loss calculated for defaulted exposures.

We involved internal specialists to assess the valuation of commercial real estate collateral on a sample basis.

Our procedures did not lead to any reservations relating to the expected credit losses for defaulted commercial real estate loans.

Reference to related disclosures

Information on the Group’s commercial real estate loans business is included in Note 19 of the notes to the consolidated financial statements as well as the section titled “Commercial Real Estate” within chapter “Credit Risk Exposure” (“Focus Areas 2024) of the Risk Report (combined management report), which is an integral part of the consolidated financial statements.

4. Measurement of goodwill for the Asset Management cash-generating unit

Reasons why the matter was determined to be a key audit matter

As of 31 December 2024, the Group reported goodwill of EUR 2,963 million that was exclusively allocated to its Asset Management cash-generating unit (CGU).

For purposes of the impairment test the recoverable amount of the Asset Management CGU is calculated using the discounted cash flow model. In this context, significant assumptions are made regarding the earnings projections and the input parameters of the Capital Asset Pricing Model from which the discount rate is derived

As the measurement of goodwill for the Asset Management CGU is based on a high degree of judgment due to the earnings projections and discount rate contained in the discounted cash flow model this is a key audit matter.

546

Deutsche Bank
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Auditor’s response

We obtained an understanding of the process for preparing the earnings projections and calculating the recoverable amount of the Asset Management CGU. In this respect, we also obtained an understanding of management’s controls regarding the earnings projections and the discount rate, assessed the design of such controls and tested their operating effectiveness.

We analyzed the significant assumptions described above with a focus on significant changes compared with the prior year. In this regard, we assessed the consistency and reasonableness of the significant assumptions used in the discounted cash flow model by comparing them with external market expectations.

In analyzing the expected future cash flows of the Asset Management CGU, we compared the earnings projections with the prior fiscal year’s projections and with the actual results achieved and evaluated any significant deviations, also with their impact for cash flows. Furthermore, we assessed the discount rate by comparing it to a range of externally available data.

To assess the above assumptions made in the recoverability the Asset Management CGU we involved internal business valuation specialists.

Our procedures did not lead to any reservations relating to the measurement of the goodwill for the Asset Management CGU.

Reference to related disclosures

Information on the measurement of goodwill is provided in notes 1 and 23 of the notes to the consolidated financial statements.

5. Recognition and measurement of deferred tax assets

Reasons why the matter was determined to be a key audit matter

As of 31 December 2024, the Group reported net deferred tax assets of EUR 7,249 million.

The recognition and measurement of deferred tax assets is based on the estimation of the ability to utilize unused tax losses and deductible temporary differences against potential future taxable income. This estimate is based, among others, on assumptions regarding forecasted operating results based upon the approved business plan.

In light of the use of judgment in estimation of future taxable income and the ability to use tax losses, the recognition and measurement of deferred tax assets is a key audit matter.

Auditor’s response

We obtained an understanding of the process to determine whether deductible temporary differences and unused tax losses are identified in different jurisdictions and measured in accordance with the provisions of tax law and rules for accounting for deferred taxes under IAS 12, evaluated the design and tested the operating effectiveness of the related controls.

We tested the assumptions used to develop and allocate elements of the approved business plan as a basis for estimating the future taxable income of the relevant group companies and tax groups.

Furthermore, we evaluated the recognition of deferred tax assets by analyzing the key assumptions made in estimating future taxable income. We assessed the estimates made in the forecasted operating results by comparing the underlying key assumptions with historical and prospective data available externally. We compared the historical forecasts with the actual results. In addition, we assessed the estimated tax adjustments and we performed sensitivity analyses on the utilization periods of the respective deferred tax assets.

To assess the assumptions used in the recoverability of the deferred taxes, we involved our tax professionals and internal business valuation specialists.

Our procedures did not lead to any reservations relating to the recognition and measurement of the deferred tax assets.

Reference to related disclosures

Information on the recognition and measurement of deferred tax assets is provided in notes 1 and 34 of the notes to the consolidated financial statements.

547

Deutsche Bank
Annual Report 2024

6. Provisions and contingent liabilities for civil litigation and regulatory enforcement

Reasons why the matter was determined to be a key audit matter

As of 31 December 2024, the Group’s provisions for civil litigation and regulatory enforcement were EUR 2.1 billion and contingent liabilities were EUR 0.7 billion.

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. The estimates for recognition and measurement of provisions or disclosure of contingent liabilities are based upon currently available information and a variety of assumptions and variables.

Significant judgment is required in assessing probability and estimating the amount of an outflow of economic resources given the inherent uncertainties that exist in civil litigation and regulatory enforcement matters.

Due to the significant subjectivity involved in management’s estimate of the probability and amount of outflow of economic resources for selected civil litigation and regulatory enforcement matters, this is a key audit matter.

Auditor’s response

We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls over the process for recognizing and measuring provisions and disclosing contingent liabilities for civil litigation and regulatory enforcement.

For a sample of relevant matters, we evaluated management’s assessment of the probability and amount of economic outflow, including the assumptions and variables considered for each respective matter. These procedures included inspecting internal and external legal analyses detailing the judgmental aspects subject to legal interpretations. We also read minutes of key management committee meetings (including the Management Board) as well as related correspondence, such as court proceedings, settlement agreements, regulatory inquiries and investigation reports. We obtained correspondence directly from external legal counsel to assess the information provided by management and performed inquiries with external counsel as necessary.

We involved internal valuation specialists to assess the methodology of relevant matters on which the provision amounts were determined as well as internal legal specialists to assess, for applicable matters, the probability of an outflow and the amount of provision recognized.

Our procedures did not lead to any reservations relating to the completeness and accuracy of provisions for civil litigation and regulatory enforcement.

Reference to related disclosures

Information on the measurement of legal provisions is provided in Notes 1 and 27 of the notes to the consolidated financial statements.

548

Deutsche Bank
Annual Report 2024

7. IT Access and Change Management in the financial reporting

Reasons why the matter was determined to be a key audit matter

The accuracy of the Group’s financial reporting is highly dependent on the reliability and the continuity of the used information technology due to the significant number of transactions that are processed daily.

Given the high dependency on reliable and continuing data processing and given the pervasive nature of IT controls on the internal control system, we consider IT Access and Change Management in the Group’s financial reporting as a key audit matter.

Auditor’s response

We assessed the IT control environment including the IT general controls as well as the IT application controls relevant to the Group’s financial reporting. Our procedures also covered the changes during the year on the current IT control environment.

Moreover, we tested the operating effectiveness of prevent and detect IT general controls related to user access management and change management across applications, databases and operating systems. Additionally, we tested IT application controls over automated data processing, data feeds and interfaces. Our audit procedures related to IT access management included, but were not limited to, user access provisioning and removal, privileged user access, periodic access right recertifications, system security settings and user authentication controls.

Our audit procedures related to IT change management included, but were not limited to, evaluating if changes in the production environment were tested and approved prior to implementation and the ability to deploy changes was restricted to authorized users.

To assess the IT Access and Change Management in the Group’s financial reporting process, we involved internal professionals who have particular expertise in the area of IT audits.

Our procedures did not lead to any reservations relating to the IT access and change management in the group’s financial reporting.

Reference to related disclosures

For a general description of internal controls over the financial reporting, we refer to the combined management report in section “Internal Control over Financial Reporting”.

Other information

The Supervisory Board is responsible for the Report of the Supervisory Board. The executive and the Supervisory Board are responsible for the declaration to Sec. 161 AktG [“Aktiengesetz”: German Stock Corporation Act] on the German Corporate Governance Code, which is part of the combined Corporate Governance Statement as well as for the compensation report pursuant to Sec. 162 AktG. In all other respects, the executive directors are responsible for the other information. The other information comprises

– the non-financial statement referred to above,

– the last paragraph of the section risk management principles (chapter “risk report”) of the group management report regarding management’s statement on the risk management framework and internal control system referred to above,

– the combined Corporate Governance Statement referred to above,

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Deutsche Bank
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and other parts to be included in the annual report, of which we obtained a version prior to issuing this auditor’s report, in particular:

– Responsibility Statement pursuant to Sec. 297 (2) Sentence 4 HGB in conjunction with Sec. 315 (1) Sentence 6 HGB,

– Section "Deutsche Bank – Financial Summary",

– Section "Deutsche Bank Group",

– Compensation Report,

– Section "Corporate Governance Statement according to Sec. 289f and 315d of the German Commercial Code ",

– Section " Article 8 Tables" and

– Section "Supplementary Information",

but not the consolidated financial statements, not the group management report disclosures whose content is audited and not our auditor’s report thereon.

Our opinions on the consolidated financial statements and on the group management report do not cover the other information, and consequently we do not express an opinion or any other form of assurance conclusion thereon.

In connection with our audit, our responsibility is to read the other information and, in so doing, to consider whether the other information

– is materially inconsistent with the consolidated financial statements, with the group management report or our knowledge obtained in the audit, or

– otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the executive directors and the Supervisory Board for the consolidated financial statements and the group management report

The executive directors are responsible for the preparation of the consolidated financial statements that comply, in all material respects, with the IFRS Accounting Standards as adopted by the EU and the additional requirements of German commercial law pursuant to Sec 315e (1) HGB and that the consolidated financial statements, in compliance with these requirements, give a true and fair view of the assets, liabilities, financial position and financial performance of the group. In addition, the executive directors are responsible for such internal control as they have determined necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud (i.e., fraudulent financial reporting and misappropriation of assets) or error.

In preparing the consolidated financial statements, the executive directors are responsible for assessing the group’s ability to continue as a going concern. They also have the responsibility for disclosing, as applicable, matters related to going concern. In addition, they are responsible for financial reporting based on the going concern basis of accounting unless there is an intention to liquidate the group or to cease operations, or there is no realistic alternative but to do so.

Furthermore, the executive directors are responsible for the preparation of the group management report that, as a whole, provides an appropriate view of the group’s position and is, in all material respects, consistent with the consolidated financial statements, complies with German legal requirements, and appropriately presents the opportunities and risks of future development. In addition, the executive directors are responsible for such arrangements and measures (systems) as they have considered necessary to enable the preparation of a group management report that is in accordance with the applicable German legal requirements, and to be able to provide sufficient appropriate evidence for the assertions in the group management report.

The Supervisory Board is responsible for overseeing the group’s financial reporting process for the preparation of the consolidated financial statements and of the group management report.

550

Deutsche Bank
Annual Report 2024

Auditor’s responsibilities for the audit of the consolidated financial statements and of the group management report

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and whether the group management report as a whole provides an appropriate view of the group’s position and, in all material respects, is consistent with the consolidated financial statements and the knowledge obtained in the audit, complies with the German legal requirements and appropriately presents the opportunities and risks of future development, as well as to issue an auditor’s report that includes our opinions on the consolidated financial statements and on the group management report.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Sec. 317 HGB and the EU Audit Regulation and in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer (IDW) will always detect a material misstatement. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements and this group management report.

We exercise professional judgment and maintain professional skepticism throughout the audit. We also:

– Identify and assess the risks of material misstatement of the consolidated financial statements and of the group management report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinions. The risk of not detecting a material misstatement resulting from fraud is higher than the risk of not detecting a material misstatement resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

– Obtain an understanding of internal control relevant to the audit of the consolidated financial statements and of arrangements and measures (systems) relevant to the audit of the group management report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control and of such arrangements and measures.

– Evaluate the appropriateness of accounting policies used by the executive directors and the reasonableness of estimates made by the executive directors and related disclosures.

– Conclude on the appropriateness of the executive directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in the auditor’s report to the related disclosures in the consolidated financial statements and in the group management report or, if such disclosures are inadequate, to modify our respective opinions. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the group to cease to be able to continue as a going concern.

– Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements present the underlying transactions and events in a manner that the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the group in compliance with the IFRS Accounting Standards as adopted by the EU and the additional requirements of German commercial law pursuant to Sec. 315e (1) HGB.

– Plan and perform the audit of the consolidated financial statements to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group to express opinions on the consolidated financial statements and on the group management report. We are responsible for the direction, supervision and review of the work performed for the group audit. We remain solely responsible for our opinions.

– Evaluate the consistency of the group management report with the consolidated financial statements, its conformity with [German] law, and the view of the group’s position it provides.

– Perform audit procedures on the prospective information presented by the executive directors in the group management report. On the basis of sufficient appropriate audit evidence we evaluate, in particular, the significant assumptions used by the executive directors as a basis for the prospective information, and evaluate the proper derivation of the prospective information from these assumptions. We do not express a separate opinion on the prospective information and on the assumptions used as a basis. There is a substantial unavoidable risk that future events will differ materially from the prospective information.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with the relevant independence requirements, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, related safeguards.

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Deutsche Bank
Annual Report 2024

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter.

Other legal and regulatory requirements

Report on the assurance on the electronic rendering of the consolidated financial statements and the group management report prepared for publication purposes in accordance with Sec. 317 (3a) HGB

Opinion

We have performed assurance work in accordance with Sec. 317 (3a) HGB to obtain reasonable assurance about whether the rendering of the consolidated financial statements and the group management report (hereinafter the “ESEF documents”) contained in Deutsche_Bank_AG_KA+KLB_ESEF-2024-12-31.zip and prepared for publication purposes complies in all material respects with the requirements of Sec. 328 (1) HGB for the electronic reporting format (“ESEF format”). In accordance with German legal requirements, this assurance work extends only to the conversion of the information contained in the consolidated financial statements and the group management report into the ESEF format and therefore relates neither to the information contained within these renderings nor to any other information contained in the file identified above.

In our opinion, the rendering of the consolidated financial statements and the group management report contained in the file identified above and prepared for publication purposes complies in all material respects with the requirements of Sec. 328 (1) HGB for the electronic reporting format. Beyond this assurance opinion and our audit opinions on the accompanying consolidated financial statements and the accompanying group management report for the fiscal year from 1 January 2024 to 31 December 2024 contained in the “Report on the audit of the consolidated financial statements and of the group management report” above, we do not express any assurance opinion on the information contained within these renderings or on the other information contained in the file identified above.

Basis for the opinion

We conducted our assurance work on the rendering of the consolidated financial statements and the group management report contained in the file identified above in accordance with Sec. 317 (3a) HGB and the IDW Assurance Standard: Assurance on the Electronic Rendering of Financial Statements and Management Reports Prepared for Publication Purposes in Accordance with Sec. 317 (3a) HGB (IDW AsS 410) (06.2022) and the International Standard on Assurance Engagements 3000 (Revised). Our responsibility in accordance therewith is further described in the “Group auditor’s responsibilities for the assurance work on the ESEF documents” section. Our audit firm applies the IDW Standard on Quality Management 1: Requirements for Quality Management in the Audit Firm (IDW QMS 1(09.2022)).

Responsibilities of the executive directors and the Supervisory Board for the ESEF documents

The executive directors of the Company are responsible for the preparation of the ESEF documents including the electronic rendering of the consolidated financial statements and the group management report in accordance with Sec. 328 (1) Sentence 4 No. 1 HGB and for the tagging of the consolidated financial statements in accordance with Sec. 328 (1) Sentence 4 No. 2 HGB.

In addition, the executive directors of the Company are responsible for such internal control as they have determined necessary to enable the preparation of ESEF documents that are free from material intentional or unintentional non-compliance with the requirements of Sec. 328 (1) HGB for the electronic reporting format.

The Supervisory Board is responsible for overseeing the process for preparing the ESEF documents as part of the financial reporting process.

552

Deutsche Bank
Annual Report 2024

Group auditor’s responsibilities for the assurance work on the ESEF documents

Our objective is to obtain reasonable assurance about whether the ESEF documents are free from material intentional or unintentional non-compliance with the requirements of Sec. 328 (1) HGB. We exercise professional judgment and maintain professional skepticism throughout the assurance work. We also:

– Identify and assess the risks of material intentional or unintentional non-compliance with the requirements of Sec. 328 (1) HGB, design and perform assurance procedures responsive to those risks, and obtain assurance evidence that is sufficient and appropriate to provide a basis for our assurance opinion.

– Obtain an understanding of internal control relevant to the assurance on the ESEF documents in order to design assurance procedures that are appropriate in the circumstances, but not for the purpose of expressing an assurance opinion on the effectiveness of these controls.

– Evaluate the technical validity of the ESEF documents, i.e., whether the file containing the ESEF documents meets the requirements of Commission Delegated Regulation (EU) 2019/815, in the version in force at the date of the financial statements, on the technical specification for this file.

– Evaluate whether the ESEF documents enable an XHTML rendering with content equivalent to the audited consolidated financial statements and to the audited group management report.

– Evaluate whether the tagging of the ESEF documents with Inline XBRL technology (iXBRL) in accordance with the requirements of Arts. 4 and 6 of Commission Delegated Regulation (EU) 2019/815, in the version in force at the date of the financial statements, enables an appropriate and complete machine-readable XBRL copy of the XHTML rendering.

Further information pursuant to Art. 10 of the EU Audit Regulation

We were elected as group auditor by the Annual General Meeting on 16 May 2024. We were engaged by the Supervisory Board on 30 June 2024. We have been the group auditor of Deutsche Bank Aktiengesellschaft without interruption since fiscal year 2020.

We declare that the opinions expressed in this auditor’s report are consistent with the additional report to the Audit Committee pursuant to Art. 11 of the EU Audit Regulation (long-form audit report).

Other matter – use of the auditor’s report

Our auditor’s report must always be read together with the audited consolidated financial statements and the audited group management report as well as the assured ESEF documents. The consolidated financial statements and the group management report converted to the ESEF format – including the versions to be published in the Unternehmensregister [German Company Register] – are merely electronic renderings of the audited consolidated financial statements and the audited group management report and do not take their place. In particular, the ESEF report and our assurance opinion contained therein are to be used solely together with the assured ESEF documents made available in electronic form.

German Public Auditor responsible for the engagement

The German Public Auditor responsible for the engagement is Mr. Holger Lösken.

Eschborn/Frankfurt am Main, 10 March 2025

EY GmbH & Co. KG

Wirtschaftsprüfungsgesellschaft

Lösken	Mai
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

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Deutsche Bank
Annual Report 2024

Responsibility Statement by the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and the Group management report, which has been combined with the management report for Deutsche Bank AG, includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Frankfurt am Main, March 6, 2025

Christian Sewing	James von Moltke	Fabrizio Campelli

Bernd Leukert	Alexander von zur Mühlen	Laura Padovani

Claudio de Sanctis	Rebecca Short	Stefan Simon

Olivier Vigneron

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Deutsche Bank
Annual Report 2024

3-Compensation Report

561	Introduction
561	Compensation Report for the Management Board and the Supervisory Board
561	Employee Compensation Report
562	Compensation of the Management Board
Executive Summary – 562
Responsibility and procedures for setting and reviewing Management Board compensation – 566
Guiding principle: Alignment of Management Board compensation to corporate strategy – 567
Structure of the Management Board compensation system – 568
Compensation components and structure – 570
Compensation caps – 570
Deferrals and holding periods – 570
572	Application of the compensation system in the financial year
Target and maximum amounts of base salary and variable compensation – 572
Short-Term Incentive (STI) 2024– 572
Long-Term Incentive (LTI) 2024 to 2026 – 577
Benefits upon regular contract termination – 581
Deviations from the compensation system – 581
582	Management Board compensation 2024
Current Management Board members – 582
Former members of the Management Board – 585
586	Outlook for the 2025 financial year
Total target compensation and maximum compensation – 586
2025 objective structure and targets – 586
588	Compensation of Supervisory Board members
Supervisory Board Compensation for the 2024 and 2023 financial years – 590
593	Comparative presentation of compensation and earnings trends
596	Independent auditor’s report
Responsibilities of the executive directors and the supervisory board – 596
Auditor’s responsibility – 596
Opinion – 596
Other matter – formal audit of the remuneration report – 597
598	Compensation of the employees (unaudited)
Regulatory environment – 598
Compensation governance – 599
Compensation and Benefits Strategy – 600
Group Compensation Framework – 601
Employee groups with specific compensation structures – 602
Determination of performance-based variable compensation – 603
Variable compensation structure – 604
Ex-post risk adjustment of variable compensation – 605
Compensation decisions for 2024 – 606
Material Risk Taker compensation disclosure – 608

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Deutsche Bank
Annual Report 2024

Introduction

The Compensation Report for the year 2024 provides detailed information on compensation in Deutsche Bank Group.

Compensation Report for the Management Board and the Supervisory Board

The Compensation Report for the 2024 financial year was prepared jointly by the Management Board and the Supervisory Board of Deutsche Bank Aktiengesellschaft (hereinafter: Deutsche Bank AG or the bank).

The Compensation Report fulfills the current legal and regulatory requirements, in particular of Section 162 of the German Stock Corporation Act and the Remuneration Ordinance for Institutions (Institutsvergütungsverordnung) and takes into account the recommendations set out in the German Corporate Governance Code. It is also in compliance with the applicable requirements of the accounting rules for capital market-oriented companies (German Commercial Code), International Financial Reporting Standards as well as the guidelines issued by the working group “Guidelines for Sustainable Management Board Remuneration Systems”.

Employee Compensation Report

This part of the compensation report discloses information with regard to the compensation system and structure that applies to the employees in Deutsche Bank Group. The report provides details on the Group Compensation Framework, and it outlines the decisions on variable compensation for 2024. Furthermore, this part contains quantitative disclosures specific to employees identified as Material Risk Takers (`MRT´s) in accordance with the Remuneration Ordinance for Institutions.

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Deutsche Bank
Annual Report 2024

Compensation of the Management Board

Executive Summary

Over the past five and a half years, Deutsche Bank has made further progress on its transformation into a robust, resilient, and profitable institution with a clear strategy focused on delivering the best outcomes for its clients. Since July 2019, progress has been made to fundamentally reshape the bank. In 2024, Deutsche Bank advanced its Global Hausbank strategy, achieving revenue growth, operational as well as capital efficiency. The bank continued to expand its business while controlling adjusted costs and investing in its platform. It also resolved key legacy litigation matters and put exceptional items behind it.

Net revenues grew to € 30.1 billion in 2024, up from € 28.9 billion, or 4% versus 2023, in line with the bank’s guidance of around € 30 billion for 2024. Compound annual revenue growth since 2021 was 5.8% through the end of 2024, compared to 6.6% in 2023, in line with the bank’s target range of 5.5% to 6.5%. In 2025, Deutsche Bank expects continued growth across all business areas, driven by net interest and noninterest income. The bank maintains its revenue goal of approximately € 32 billion, with potential upside from currency translation effects.

Noninterest expenses in 2024 were € 23.0 billion, up 6% from the prior year, including € 2.6 billion in nonoperating costs for litigation, restructuring and severance. Adjusted costs declined to € 20.4 billion from € 20.6 billion in 2023. In terms of operational efficiency, Deutsche Bank made further progress on its € 2.5 billion operational efficiency program during 2024. Measures included the optimization of the bank’s platform in Germany, workforce reductions, notably in non-client-facing roles, IT and infrastructure optimization along with a continued automation of front-to-back processes. The bank expects the large majority of these measures to positively impact the adjusted cost run-rate in 2025. However, as investments continue, the overall adjusted costs in 2025 are expected to remain essentially flat compared to the previous year. The bank anticipates a cost/income ratio of below 65% by the end of 2025, reset from below 62.5%. Nevertheless, maintaining cost discipline remains a top priority.

The capital efficiency program reduced risk-weighted assets by € 24 billion, close to the € 25-30 billion target by 2025. The Common Equity Tier 1 capital ratio stood at 13.8%, which includes the € 750 million share repurchases authorized for 2025. The bank plans to maintain progress on capital efficiencies in 2025.

Deutsche Bank announced € 2.1 billion in shareholder distributions for 2025, including € 750 million in share buybacks and € 1.3 billion in dividends (€ 0.68 per share), up 50% from € 0.45 per share for 2023. Total shareholder distributions since 2022 reached € 5.4 billion, exceeding the € 5 billion goal in the bank’s transformation program launched in 2019. The bank aims to surpass € 8 billion in total distributions for 2021-2025, paid out in the years 2022 to 2026, and to also maintain a 50% payout ratio beyond 2025.

Compensation Report 2023

The Compensation Report 2023 for members of the Management Board and Supervisory Board of Deutsche Bank as published on March 14, 2024, was submitted to the General Meeting on May 16, 2024, for approval in accordance with Section 120a (4) of the German Stock Corporation Act. The General Meeting approved the Compensation Report with a majority of 86.81%.

Changes on the Management Board and Compensation Decisions in 2024

With effect from July 2024, the Management Board consisted of 10 members. The role of a Chief Compliance and Anti-Financial Crime (AFC) Officer created by the Supervisory Board is expected to further strengthen the bank’s control environment and place an even greater focus on remediation activities to combat financial crime. With the appointment of Laura Padovani to this role on the Management Board, the proportion of women has increased to 20%.

Starting from 2024 with a simplified Management Board compensation system, the Supervisory Board considers Management Board members’ compensation more individually than in the past, based on an external benchmarking for the respective role and scope of responsibility, with the aim of bringing target compensation amounts into line with responsibilities. This approach consequently reflects its pay-for-performance philosophy.

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Deutsche Bank
Annual Report 2024

All compensation decisions are subject to the boundaries of multiple regulatory requirements. In this regard, Management Board compensation and the pay-out schedules of variable compensation components are limited in several ways. Due to the requirements of Section 25a (5) of the German Banking Act and in accordance with the decision of the General Meeting in May 2014, the ratio of fixed to variable compensation is generally limited to 1:2 (cap rule). In order to be in the position to offer competitive compensation in banking and to be successful in attracting and retaining the best leaders for the bank, the fixed compensation of Deutsche Bank Management Board members therefore tends to be higher relative to other DAX companies that are not subject to banking-specific regulation and that have variable compensation that can be a higher multiple of fixed pay.

The Supervisory Board reviews the compensation levels of the members of the Management Board annually and regularly engages external compensation advisors to support the review and obtain information on market practice, while assuring that these advisors are independent from the Management Board and Deutsche Bank. The Supervisory Board considers the international environment in which Deutsche Bank’s Management Board members need to operate as crucial. Therefore, universal and investment banks are seen as the most relevant peer group. Thus, target compensation levels need to be aligned with top performers in this market in order to find suitable candidates.

When making compensation decisions, the Supervisory Board considers stakeholders’ views very carefully. Extraordinary aspects need to be taken into account in this, such as the need to ensure the retention of existing Management Board members, the complex profiles with dual or even multiple responsibilities that are seen as necessary for Deutsche Bank’s continued business success (market access, experience, etc.) as well as the fact that due to regulatory requirements the fixed base salary at Deutsche Bank needs to be comparatively higher than at global bank´s since the Bank’s variable compensation has a higher risk profile driven by the long-term horizon, due to a strict link to share price performance and multi-year payout scheme. Also, only few international banks have explicit target compensation structures, therefore market benchmarks are based on actual compensation levels. These are only comparable to a limited extent. Taking all these aspects into account the Supervisory Board made the following compensation decisions in 2024:

A benchmarking study commissioned by the Supervisory Board revealed that the compensation level differentiation between ordinary Management Board members and the Chief Executive Officer (CEO) is lower at Deutsche Bank than at peers. In order to maintain an appropriate distance from the compensation level of ordinary Management Board members as well as employees at the level below the Management Board and taking into account Christian Sewing’s successful stewardship during his term of office since 2015, the Supervisory Board decided to increase his total target compensation to an overall target compensation of € 9.8 million p.a. This represents an increase of 5.37% (increase of fixed pay by 5.55%) with effect from April 1, 2024.

The Supervisory Board also reviewed the compensation of the other members of the Management Board. As a result, the compensation of Claudio de Sanctis was adjusted with effect from January 1, 2024, taking into account his responsibilities and thorough insights into relevant market dynamics and client dynamics. Since his appointment he has consequently steered the Private Bank’s transformation to position the business for future success. The Supervisory Board decided on an appropriate increase, within an internationally comparable range, to an overall target compensation of € 8.4 million p.a., which represents an increase of 6.32% (increase of fixed pay by 6.66%).

Over the last years, Deutsche Bank has invested substantially in strengthening its control environment and remediation activities. To further improve the resilience of the bank’s controls and to start further alignment of first, second and third lines of defense to foster better ownership, processes and efficiency, the Supervisory Board created a new role at the Management Board level.

Laura Padovani was appointed to the Management Board as Chief Compliance and Anti-Financial Crime (AFC) Officer with effect from July 1, 2024. The overall target compensation for Laura Padovani was determined by the Supervisory Board after conducting a benchmarking with the support of an independent, external compensation advisor. The analysis took into account compensation levels for this specific role at comparable companies (global and European banks as well as DAX-40 companies). On the basis of the results of this analysis, Laura Padovani’s compensation was determined in line with market practices and reflects the Supervisory Board’s approach to set compensation levels more individually, considering the scope of the role and responsibility. A target compensation of € 2.975 million p.a. was considered appropriate, comprising base salary (€ 1.750 million p.a.) and target variable compensation (€ 1.225 million p.a.). The Supervisory Board will review the compensation decision in due course.

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Deutsche Bank
Annual Report 2024

New Compensation System 2024

The new compensation system for members of the Management Board was amended by the Supervisory Board with effect from January 1, 2024. It was submitted to the General Meeting on May 16, 2024, for approval in accordance with Section 120a (1) of the German Stock Corporation Act. The General Meeting approved the compensation system with a majority of 97.32%.

Following the approval of the new compensation system by the General Meeting, the Supervisory Board implemented it accordingly in the new service contracts for all currently appointed members of the Management Board. The new contracts apply with effect from January 1, 2024, or upon joining the Management Board.

The new system features a simplified structure and increased transparency and ensures a stronger alignment of Management Board incentives to the performance versus financial targets. The main improvements compared to the previous compensation system are:

– Lean compensation structure leading to appropriate outcomes and providing transparency.

– Significant reduction of the number of objectives from up to 70 to approximately 8 Key Performance Indicators.

– A three-year forward-looking assessment period for the performance measurement of the Long-Term Incentive (LTI) instead of consideration of past performance.

– Strengthening the pay-for-performance alignment of Deutsche Bank’s compensation due to a more ambitious achievement curve for one of the Long-Term Incentive (LTI) objectives, the Relative Total Shareholder Return: Deutsche Bank must outperform 50% of the companies in the peer group to allow for a payout.

– Reduced complexity of the deferral and holding periods scheme.

– Increased market alignment and function-related compensation practice as well as harmonization of further contractual agreements of the newly appointed Management Board member’s compensation, e.g., pension plan, shareholding guidelines and severance benefits.

The following chart gives an overview of the new compensation system, displaying the Short-Term Incentive (STI) and Long-Term Incentive (LTI) metrics with their respective weightings as well as the payout scheme and additional provisions:

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Overview Compensation Year 2024

The new compensation system stipulates that the Short-Term Incentive is determined after one year, while the Long-Term Incentive is only determined after an assessment period of three years. As this is the first year after introduction, it is only possible to report the achievement levels for the short-term objectives. The chart below shows an overview of the range of Management Board members’ achievements, highlighting the results of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO).

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Principles governing the determination of compensation

Responsibility and procedures for setting and reviewing Management Board compensation

The Supervisory Board is responsible for the decisions on the design of the compensation system as well as for setting the individual compensation amounts and procedures for awarding the compensation. The Compensation Control Committee supports the Supervisory Board in its tasks and prepares proposals for resolutions by the Supervisory Board.

On the basis of the approved compensation system, the Supervisory Board sets the target total compensation for each Management Board member for the respective financial year, while taking into account the scope and complexity of the respective Management Board member’s functional responsibilities, the length of service of the Management Board member on the Management Board as well as the company’s financial situation. In the process, the Supervisory Board also considers the customary market compensation, also based on both horizontal and vertical comparisons, and sets the upper limit for total compensation (maximum compensation).

Horizontal appropriateness of Management Board compensation

Through the horizontal comparison, the Supervisory Board ensures that the total target compensation is appropriate in relation to the tasks and achievements of the Management Board as well as the company’s situation. The horizontal appropriateness is reviewed annually by the Supervisory Board which regularly engages external compensation advisors for this review, while assuring itself that these advisors are independent from the Management Board and Deutsche Bank. The Supervisory Board takes the results of the review into consideration when setting the target compensation for the Management Board members. In this context, the compensation amount level and structure, in particular, are examined at comparable companies (peer groups). Suitable companies in consideration of Deutsche Bank’s market position (in particular with regard to business sector, size and country) are used as the basis for this comparison. The assessment of horizontal appropriateness takes place in comparison with the following three peer groups:

Vertical appropriateness

The Supervisory Board also considers a vertical comparison, which compares the compensation of the Management Board and the compensation of the workforce. Within the vertical comparison, the Supervisory Board considers in particular, in accordance with the German Corporate Governance Code, the development of compensation over time. This involves a comparison of the Management Board compensation and the compensation of two groups of employees. Taken into account are, on the one hand, the compensation of the senior management, which comprises the first management level below the Management Board and members of the top executive committees of the divisions as well as the management board members of significant institutions within Deutsche Bank Group and their corresponding first management level positions with management responsibility. The Management Board compensation is also compared to, on the other hand, the compensation of all other employees of Deutsche Bank Group worldwide (tariff and non-tariff employees).

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Guiding principle: Alignment of Management Board compensation to corporate strategy

Deutsche Bank is dedicated to its clients’ lasting success and financial security at home and abroad. The bank offers its clients solutions and provides an active contribution to foster the creation of value. Deutsche Bank is committed to a corporate culture that appropriately aligns risks and returns.

In the interests of the shareholders, the Management Board compensation system is aligned to the business strategy as well as the sustainable and long-term development of Deutsche Bank and provides suitable incentives for a consistent achievement of the set targets. Through the composition of total compensation comprising fixed and variable compensation components, through the assessment of performance over short-term and long-term periods and through the consideration of relevant, challenging performance parameters, the implementation of the Group strategy and the alignment with the sustainable and long-term performance of the Group are rewarded in a clear and understandable manner. The structure of the targets and objectives therefore comprises a balanced mix of both financial and non-financial parameters and indicators.

In late January 2025, Deutsche Bank confirmed its strategic goals for the Group in 2025. The organization aims to prove itself and lay the foundation for becoming the European Champion. With a clear vision, a strong model as Global Hausbank, and a highly skilled team, Deutsche Bank is well-positioned to achieve long-term success. A key factor in this journey is the alignment of the Management Boards compensation to the company´s strategic priorities.

By aligning Management Board compensation with these strategic priorities, the organization reinforces its commitment to sustainable growth, operational excellence, and long-term stakeholder value.

Through the structuring of the compensation system, the variable compensation of the members of the Management Board is closely aligned with the targets and objectives linked to Deutsche Bank’s strategy and priorities, when working individually and as a team continually towards the long-term positive development of Deutsche Bank without taking on disproportionately high risks. The Supervisory Board thus ensures there is always a strong link between compensation and performance in line with shareholder interests (“pay for performance”).

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Structure of the Management Board compensation system aligned with compensation principles

The compensation system consists of fixed and variable compensation components. The fixed compensation and variable compensation together form the total compensation for a Management Board member. The Supervisory Board defines target and maximum amounts (caps) for all compensation components.

Component	Principle	Implementation
Fixed Compensation
Base salary

The base salary rewards the Management Board member for performing the respective role and responsibilities. This fixed compensation component is intended to ensure a fair and market-oriented income and to ensure that undue risks are avoided.

Monthly payment; annual base salary of between € 1.75 million and € 3.8 million
Fringe benefits	Management Board members can be granted fringe benefits according to the Management Board Fringe Benefits Guideline resolved by the Supervisory Board.	Company car and driver services as well, if applicable, moving expenses, housing allowance, insurance premiums and reimbursement of business representation expenses.
Pension/pension allowance	Management Board members receive contributions to their company pension scheme in accordance with the regulations laid down in the Management Board members service contracts.

-Defined contribution system: annual
contribution of € 650,000 p.a.; interest
accrues at an average rate of 2% p.a.,
4% p.a. for legacy entitlements
-New Management Board members:
pension allowance in cash; CEO
€ 650,000 p.a. and other Management Board members € 450,000 p.a.

Variable Compensation
Short-Term Incentive (STI)

The Short-Term Incentive (STI) rewards the individual value contribution of each member of the Management Board to achieving short- and medium-term objectives in accordance with the corporate strategy. The STI objectives are tailored to the role and responsibilities of the respective Management Board member and the level of achievement can be individually influenced by the Management Board member.

-Short-Term Incentive (STI) assessed after one year
-Target achievement based on annual
performance assessment of a
maximum of 5 objectives with balanced
weightings between financial,
sustainability and individual objectives.
Maximum achievement level: 150%
-Payout: 50% in cash after the 1-year
assessment period and 50% equity-
based, this portion is also paid out in cash after an additional holding period of 1 year

Long-Term Incentive (LTI)

The Long-Term Incentive (LTI) is largely based on a sustainable increase in the value of the bank. The Relative Total Shareholder Return (RTSR) builds a constant metric within the framework that promotes the linking of shareholder interests with those of the Management Board members. Other stakeholder aspects are taken into account by defining strategically material financial Key Performance Indicators (KPIs) as well as material sustainability targets. Their achievement forms the basis for the final review at the end of the 3-year performance period. The Supervisory Board placed the primary focus on the deferred compensation component by setting the LTI at 60% of the total variable target compensation. In order to appropriately reflect the importance of long-term corporate development in the Management Board’s compensation, 100% of the LTI is shared-based.

-Long-Term Incentive (LTI) assessed after 3 years
-Target achievement based on performance assessment of 4 LTI objectives with flexible weightings: Group financials (e.g., Return on Tangible Equity (RoTE), growth in Tangible Book Value Per Share (TBVPS)), Relative Total Shareholder Return (RTSR) and Environmental, Social and Governance (ESG) objectives over a forward-looking assessment period of 3 years.
Maximum achievement level: 150%
-Initially allocated as a target cash amount
-Conversion into equity-based instruments (virtual shares) after first year of performance period
-Final determination of number of equity-based units at the end of three-year performance period
-Full disposal of LTI after 9 years: delivered in five equal, consecutive installments, starting one year after the assessment period and each with an additional holding period of one year

Further aspects
Compensation caps

In accordance with Section 87a German Stock Corporation Act, the Supervisory Board sets an upper limit for the amount of compensation. If the compensation for a financial year exceeds this amount, compliance with the maximum limit is ensured by a corresponding reduction in the payment of the variable compensation.

-Maximum compensation of € 12 million according to Section 87a German Stock Corporation Act for each Management Board member - Maximum ratio of fixed to variable compensation: 1:2
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Component	Principle	Implementation
Backtesting, malus and clawback

To ensure the sustainable development of the bank and to avoid taking inappropriate risks, the payment of variable compensation may be restricted or cancelled. The Supervisory Board has the option of withholding (malus) or reclaiming (clawback) all or part of the short-term and long-term variable compensation in the event of gross misconduct or misrepresentation in financial reporting.

-Regular review if results achieved in the past are sustainable (backtesting)
-Variable compensation in deferral period may be (partially) forfeited in the event of negative Group results, in the event specific solvency or liquidity conditions are not met, individual misconduct, dismissal for cause or negative individual contributions to performance (malus)
-Variable compensation already paid might be reclaimed in accordance with

Sections 18 (5) and 20 (6) of the Remuneration Ordinance for Institutions

Shareholding guideline

The members of the Management Board are obliged to build up a holding of Deutsche Bank shares within 4 years. The shares must be held for the entire duration of the appointment. If the base salary is increased, the obligation to hold shares increases accordingly.

-Build-up period of 4 years -CEO – 200% of annual gross base salary and other Management Board members 100% of annual gross base salary -Shares to be held for the duration of the appointment

Detailed information on the compensation system for members of the Management Board of Deutsche Bank AG is available on the company’s website: https://agm.db.com/files/documents/2024/AGM-2024-Compensation-system.pdf.

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Compensation components and structure

The Supervisory Board sets a target compensation for each Management Board member. In accordance with the recommendation of the German Corporate Governance Code, the Supervisory Board also determines the ratio of fixed compensation to variable compensation as well as the ratio of short to long-term variable compensation. In this way, the Supervisory Board ensures that performance-based compensation, which is linked to achieving long-term targets, exceeds the portion of short-term targets.

Compensation caps

The compensation of the Management Board members is limited (capped) in several ways:

– Cap 1 – the maximum possible achievement levels for the Short-Term Incentive objectives and Long-Term Incentive objectives are limited to 150% of the respective target values

– Cap 2 – based on the Capital Requirements Directive 4 and as approved by the General Meeting in May 2014, the maximum ratio of fixed to variable compensation is limited to 1:2

– Cap 3 – in accordance with Section 87a (1) sentence 2 No. 1 of the Stock Corporation Act, the Supervisory Board sets a maximum limit (maximum compensation) amounting to € 12 million uniformly for all Management Board members. This cap comprises not only the base salary, Short-Term Incentive (STI) and Long-Term Incentive (LTI), but also the pension service costs for the company pension plan or pension allowances and fringe benefits.

Deferrals and holding periods

The Remuneration Ordinance for Institutions generally stipulates a three-year assessment period for the determination of the variable compensation for management board members. The bank complies with this requirement by assessing each of the objectives of the Long-Term Incentive (LTI) over a three-year period. In addition, variable compensation is granted predominantly as equity-based instruments to achieve an even stronger alignment of the Management Board members’ compensation to the bank’s performance and its share price. After vesting, the equity-based instruments are also subject to an additional holding period of one year. Accordingly, the Management Board members are not permitted to fully dispose of the equity-based instruments until the respective holding period has ended. During the deferral and holding periods, the value of the equity-based instruments is linked to the performance of Deutsche Bank shares and is therefore tied to the sustained performance of the bank.

Half of the Short-Term Incentive (STI) is paid out directly after the one-year assessment period in cash, and the other half is granted as equity-based instruments with an additional holding period of one year, after which it is also paid out in cash.

The Long-Term Incentive (LTI) is entirely granted in the form of equity-based instruments that are distributed, starting one year after the three-year assessment period, through five equal, consecutive installments, each with an additional holding period of one year. In total, the full LTI payout amount is available for disposal after nine years, but still subject to clawback conditions for an additional period of one year. The chart below illustrates the assessment and deferral periods up to the end of the clawback period.

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Holders of specific functions at certain Deutsche Bank U.S. entities are required by applicable regulation to be compensated under different plans. Restricted compensation for these persons consists of restricted share awards and restricted cash awards. The recipient becomes the beneficial owner of the awards as of the Award Date and the awards are held on the recipient’s behalf. These awards are restricted for a period of time (subject to the applicable plan rules and award statements, including performance conditions and forfeiture provisions). The restriction period is aligned to the holding periods applicable to Deutsche Bank’s usual deferred awards. With regard to the Management Board, these rules only apply to Stefan Simon due to his role as CEO of Deutsche Bank USA Corp.

If a member of the Management Board is identified as a “Senior Management Function” (SMF) holder by the Prudential Regulation Authority in the UK, specific deferral provisions under UK regulations, in principle, apply. Fabrizio Campelli was identified as a SMF holder for variable compensation purposes due to his oversight responsibility for the UK region. It was agreed with the PRA that the proportion of the variable compensation which corresponds to the time spent for this regional oversight responsibility is subject to the deferral provisions under UK regulation. Therefore, 10% of his variable compensation for 2024 Short-Term Incentive (STI) is deferred in line with the UK regulation, i.e., 4% of the STI is granted in cash and 6% is granted in Restricted Equity Awards (REAs) and vests in 5 equal tranches in year 3, 4, 5, 6 and 7 following the grant date. After vesting, each tranche is subject to an additional holding period of one year.

In its meeting on July 25, 2024, the Supervisory Board decided to grant an amount corresponding to the dividend distributed to shareholders of € 0.45 per share to Management Board members with equity-based deferred compensation awards that were in the holding period at the time of the General Meeting 2024. Dividend equivalents are payments that mirror dividend payments to shareholders and are often granted under share-based compensation programs. The granted dividend awards are calculated based on the dividend paid per Deutsche Bank share multiplied by the number of Deutsche Bank share units subject to the holding requirement (a fixed EUR value) and subject to the same provisions as the underlying award, including but not limited to suspension, forfeiture or clawback.

The decision to grant a dividend equivalent was made by the Supervisory Board against the backdrop that the deferred compensation components are already to be attributed to the Management Board members economically after the end of the five-year deferral period (vesting). The Management Board members are the economic owners of the share-based compensation with effect from the vesting. However, the vested share-based compensation is subject to an additional holding period of one year as required by the European Banking Authority (EBA) guidelines (EBA Guidelines on Sound Remuneration Policies) applicable to financial institutions. The Bank is allowed to transfer shares to the Management Board members already after the vesting but decided to wait until the end of the additional holding period as they are still subject to suspension and forfeiture provisions. As this procedure leads to an economic disadvantage for the Management Board members, the plan rules for share-based compensation and the service contracts provide the possibility of an equivalent payment per share if a dividend is paid on Deutsche Bank shares during their holding period. This practice is in line with all regulatory requirements and market practice. Under the EBA Guidelines specified above, these dividend equivalents are not considered to be variable compensation as the value is determined by reference to the shares which are fully vested and economically attributable to the Management Board members. Therefore, no approval by the General Meeting is required for their granting.

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Application of the compensation system in the financial year

Target and maximum amounts of base salary and variable compensation

	2024				2023
in €	Base salary	Short-Term Incentive	Long-Term Incentive	Total compensation[2]	Total compensation[3]
Chief Executive Officer[1]
Target value	3,800,000	2,400,000	3,600,000	9,800,000	9,300,000
Maximum value				12,000,000	9,850,000
President, CFO and responsible for Asset Management
Target value	3,200,000	2,040,000	3,060,000	8,300,000	8,300,000
Maximum value				10,850,000	9,850,000
Head of Corporate Bank and Investment Bank
Target value	3,400,000	2,160,000	3,240,000	8,800,000	8,800,000
Maximum value				11,500,000	9,850,000
Head of Private Bank[1]
Target value	3,200,000	2,080,000	3,120,000	8,400,000	7,900,000
Maximum value				11,000,000	9,850,000
Chief Technology, Data and Innovation Officer
Target value	2,400,000	1,640,000	2,460,000	6,500,000	6,500,000
Maximum				8,550,000	8,550,000
CEO Asia-Pacific, Europe, Middle East & Africa and Germany
Target value	2,400,000	1,640,000	2,460,000	6,500,000	6,500,000
Maximum				8,550,000	8,550,000
Chief Compliance and Anti-Financial Crime Officer[1]
Target value	1,750,000	490,000	735,000	2,975,000	−
Maximum value				3,500,000	−
Chief Operating Officer
Target value	2,400,000	1,640,000	2,460,000	6,500,000	6,500,000
Maximum				8,550,000	8,550,000
Chief Executive Officer Americas and Chief Legal Officer
Target value	2,400,000	1,640,000	2,460,000	6,500,000	6,500,000
Maximum				8,550,000	8,550,000
Chief Risk Officer
Target value	2,400,000	1,640,000	2,460,000	6,500,000	6,500,000
Maximum				8,550,000	8,550,000

1 For further details on compensation decision, please refer to the “Executive Summary” of this report.

2 Maximum upper limit in accordance with Section 87a (1) sentence 2 No. 1 of the German Stock Corporation Act.

3 Limit equivalent to the upper limit set by the Supervisory Board for the maximum total amount of base salary and variable compensation.

Short-Term Incentive (STI) 2024

The Supervisory Board sets short-term individual and business division-related objectives for each member of the Management Board at the beginning of the year. The weightings of each of these objectives as well as relevant quantitatively or qualitatively measurable performance criteria for their assessment are defined as well. The objectives were chosen so that they are challenging, ambitious and sufficiently concrete to ensure there is an appropriate alignment of performance and compensation and that the “pay-for-performance” principle is considered. For each quantitative objective the Supervisory Board defined a minimum threshold, a target and a maximum performance level. If the minimum threshold is not achieved, the achievement level corresponds to 0%.

For each qualitative objective and behavior objective, the Supervisory Board specified individual measurement criteria that will be evaluated overall.

For one of the banks central focus goals, i.e., the remediation of regulatory findings and control improvements, which each Management Board member received as an objective aligned to their individual responsibilities, target achievement was measured by the extent to which the issues within the area of responsibility were prioritized and the necessary resources were made available. Quantitatively measurable successes in this context were also taken into account, such as the percentage reduction in regulatory findings compared to the previous year.

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Another goal of high and therefore universal importance for all Management Board members in 2024 was the introduction of the framework “This is Deutsche Bank” connecting the purpose, vision, strategy, culture and claim of Deutsche Bank. The measurement criterion for determining the individual achievement of sub-objectives in this core objective was the extent to which there were visible and therefore measurable activation efforts on the part of the respective Management Board member (number of workshops, town halls, meetings, etc.) and thus the role model function for the new culture of aspiration was proactively brought to life by the Management Board member. In addition, the results of regularly conducted employee surveys in the individual Management Board divisions, which reflect the performance and acceptance of the new culture “This is Deutsche Bank” over time, were an important indicator of the degree of target achievement.

The following overview shows the objectives as well as the achievement levels as determined by the Supervisory Board for each Management Board member.

Management Board Member	Weighting (in %)	Short-Term Incentive	Achievement Level (in %)

Christian Sewing	25.0%	Group adjusted costs	103.30%
	25.0%	Group revenues
	15.0%	Further evolve and deliver on Group strategy
	15.0%	Drive regulatory remediation and control enhancements
	20.0%	Lead roll-out of “This is Deutsche Bank” framework

James von Moltke	25.0%	Group adjusted costs	98.30%
	25.0%	Group revenues
	15.0%	Drive key measures underpinning further Group-level strategic evolvement with particular focus on capital-related topics as well as equity story/anchor investors; support DWS’s strategic priorities
	15.0%	Drive regulatory remediation and transformation
	20.0%	Lead roll-out of “This is Deutsche Bank” framework

Fabrizio Campelli	25.0%	Corporate Bank (CB)/Investment Bank (IB) revenues	108.70%
	10.0%	Group adjusted costs
	15.0%	Divisional adjusted costs
	15.0%	Deliver on CB/IB strategy execution and client leadership; drive key measures underpinning further group-level strategic evolvement
	15.0%	Further improve controls and demonstrate effectiveness to regulators
	20.0%	Lead roll-out of “This is Deutsche Bank” framework

Claudio de Sanctis	25.0%	Private Bank revenues	98.90%
	10.0%	Group adjusted costs Private Bank ACB
	15.0%	Divisional adjusted cost
	15.0%	Deliver on Privat Bank strategy execution, operating model and client leadership
	15.0%	Deliver on regulatory remediation, especially driving remaining Private Bank Germany client remediation
	20.0%	Lead roll-out of “This is Deutsche Bank” framework

Bernd Leukert	10.0%	Group adjusted costs	90.80%
	10.0%	Divisional adjusted costs
	20.0%	Align TDI operating model to group-wide capabilities shared between business and IT driving mid/long-term required cost efficiencies, while running Deutsche Bank systems safely on a daily basis
	20.0%	Deliver on Deutsche Bank’s Technology and Innovation Book of Work
	20.0%	Deliver on Deutsche Bank’s regulatory requirements (especially regarding data & payments)
	20.0%	Lead roll-out of “This is Deutsche Bank” framework

Alexander von zur Mühlen	20.0%	Revenues across Germany, EMEA and APAC	93.80%
	20.0%	Group adjusted costs
	20.0%	Evolve and execute on regional strategies across Germany, EMEA and APAC, and strengthen client focus
	20.0%	Deliver on regulatory remediation, especially driving remaining Private Bank Germany client remediation
	20.0%	Lead roll-out of “This is Deutsche Bank” framework

Laura Padovani	10.0%	Group adjusted costs	96.50%
(Member since	10.0%	Divisional adjusted costs
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Management Board Member	Weighting (in %)	Short-Term Incentive	Achievement Level (in %)

July 1, 2024)	30.0%	Deliver on regulatory remediation
	30.0%	Further evolve Compliance & Anti-Financial-Crime Operating Model to mitigate risk, meet regulatory requirements and generate efficiencies
	20.0%	Lead roll-out of “„This is Deutsche Bank” framework

Rebecca Short	15.0%	Group adjusted costs	98.00%
	15.0%	Divisional adjusted costs
	15.0%	Embed new Target Operating Model
	20.0%	Deliver HR and procurement excellence
	20.0%	Drive remediation and control enhancements
	20.0%	Lead roll-out of “This is Deutsche Bank” framework

Professor Dr. Stefan Simon	20.0%	Group adjusted costs	60.80%
	20.0%	Deliver on regulatory remediation and drive down litigation portfolio
	20.0%	Franchise leadership Americas
	20.0%	Further evolve CAO Operating Model and reduce governance complexity
	20.0%	Lead roll-out of “This is Deutsche Bank” framework

Olivier Vigneron	10.0%	Group adjusted costs	77.90%
	10.0%	Divisional adjusted costs
	20.0%	Safeguard macro-cycle downside risks; proactively manage the risk profile, prioritizing earnings stability
	20.0%	Uplift core Risk organization and frameworks
	20.0%	Deliver on regulatory remediation
	20.0%	Lead roll-out of “This is Deutsche Bank”

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Pay-for-performance summary for CEO and CFO for the Short-Term Incentive

Management Board member	Achievement Grade (in %)	Short-Term Incentive	Pay-for-Performance Summary
Quantitative Objectives Christian Sewing/ James von Moltke	79.0%	Group adjusted cost

The direct adjusted costs KPI focuses on the operating cost development of Deutsche Bank Group which is essential to position the bank for sustainable performance in 2025 and beyond. “Adjusted costs” means that litigation, severance and restructuring and impairment costs are excluded in line with the external reporting.
In 2024, the direct adjusted cost base was € 20.4 billion, representing 79% target achievement.

	100.0%	Group revenues

The revenue excl. V&T KPI incentives business momentum and sustainable business growth. It measures revenues growth excluding valuation and timing differences (V&T) that arise on derivatives used to hedge the Group’s balance sheet. These are accounting impacts, and valuation losses that are expected to be recovered over time as the underlying instruments approach maturity.
In 2024, revenues excluding valuation and timing differences were € 29.5 billion, representing 100% target achievement.

Qualitative Objectives Christian Sewing	120.0%	Further evolve and deliver on Group strategy

• In a challenging environment, the Group delivered on its transformation agenda under Christian Sewing leadership
• The businesses have clear momentum, which is visible through the revenue delivery of € 30.1 billion, disciplined cost management and enhanced capital efficiency.
• A clear strategic path beyond 2025 was developed, which is based on further developing our Global Hausbank service offering and sustainably increasing returns in 2025 and in the years thereafter.
• Key stakeholder relationships, particularly with regulators, investors and policymakers were further strengthened through Christian Sewing’s focused engagement.

	70.0%	Drive regulatory remediation and control enhancements

• A strong focus during this period was on driving regulatory remediation and enhancing controls. To achieve this, Christian Sewing established a clear prioritization of regulatory remediation for the entire Management Board, coupled with strong personal engagement with regulators and critical regulatory topics.
• Structural and personnel adjustments were implemented to accelerate remediation efforts.
• Additionally, the approach included a strong commitment to resolving longstanding regulatory issues in 2024 by transitioning from tactical fixes to strategic solutions. This comprehensive effort underscores the dedication to regulatory excellence and the creation of a sustainable compliance framework.
• Although positive developments could be recognized in 2024, the overall results fell short of the Supervisory Boards’ expectations. Remediation measures still need to be focused and more effectively integrated into business routines.

	150.0%	Lead roll-out of “This is Deutsche Bank” framework

• Christian Sewing clearly shaped and successfully drove the global roll-out of the “This is Deutsche Bank” framework, connecting purpose, vision, strategy, culture and claim.
• Strong engagement with the Management Board and senior leaders set the tone for emphasizing “This is Deutsche Bank” in executive committees and ambassador events, encouraging leadership by example.
• Leadership in the roll-out was further demonstrated through extensive employee engagements, such as ambassador events, cross-divisional all-staff calls/“ask me anything” sessions, divisional executive committee meetings and townhalls, international “This is Deutsche Bank” gatherings, and cross-divisional leadership initiatives.
• Laid the foundation for a continued focus on people and culture across all hierarchy levels, driving the organization’s evolution into a purpose-led organization with clients at the center of what Deutsche Bank is doing.

Qualitative Objectives James von Moltke	115.0%	Drive key measures underpinning further Group-level strategic evolution with a particular focus on capital-related topics and equity story/anchor investors; support DWS’s strategic priorities

• James von Moltke successfully drove key measures, including supporting the Group’s strategic evolution, with a specific focus on capital-related topics delivering € 22 billion in cumulative capital optimization actions, positioning the firm for successful 2025 capital distributions.
• Continued refinement of Deutsche Bank’s equity story and focused investor engagement successfully attracting long-term investors which benefited the share registry.
• After many years of prework, successful roll-out of the Shareholder Value-Added framework with further potential to improve strategic planning, resource allocation, and financial performance yet to come.
• Created reporting tools and established processes to enhance the dialogue across the firm on the use of Shareholder Value-Added.
• Supported the 2024 strategic priorities of DWS by assessing and advising on several strategic objectives for DWS. This included the delivery against financial targets, notably exceeding plan on Profit before Tax (PBT), increasing the focus on findings remediation and closure, including the U.S regulatory priorities, onboarding the new Chairman and contributing to an enhanced dialogue with the DWS Supervisory Board.

	75.0%	Drive regulatory remediation and transformation	• Key regulatory milestones included the closing of significant findings related to European Central Bank requirements for risk governance, addressing liquidity
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Management Board member	Achievement Grade (in %)	Short-Term Incentive	Pay-for-Performance Summary

aspects, and mitigating regulatory capital headwinds.
• Significantly reduced open findings, achieving a notable reduction in severe (F4) findings and overdue findings.
• Finance transformation initiatives drove substantial improvements, with a focus on process reengineering to enhance control and cost efficiencies. This included detailed analyses of granular service processes, piloting innovative tools and contributing to major technology projects, e.g., SAP4/Hana implementation and cloud migration.
• Despite the significant progress in 2024 and positive signals from regulators, the SB also took into consideration the long-standing nature of some remediation topics in the evaluation of the MB’s performance.

	125.0%	Lead roll-out of “This is Deutsche Bank” framework

• Emphasized cultural leadership through continuous engagement in the rollout of the “This is Deutsche Bank” framework.
• Fostered engagement programs to align behaviors with the aspirational culture across Finance, with Finance leadership actively participating in initiatives and engagement programs to align behaviors with the aspirational culture.
• Encouraged DB employees' engagement and supported actionable ideas for improvement through innovative efforts such as the #MyOneThing app and the CFO Shark Tank initiative.

571

Deutsche Bank
Annual Report 2024

Overall achievement of the Short-Term Incentive

For the 2024 financial year, the following overall levels of achievement were determined by the Supervisory Board for the members of the Management Board based on the levels of achievement of the individual objectives determined for the Short-Term Incentive:

Short-Term Incentive overall achievement

Member of the Management Board	Target Amount (in € )	Achievement level (in %)	Overall Amount STI (in € )
Christian Sewing	2,370,000	103.30	2,448,210
James von Moltke	2,040,000	98.30	2,005,320
Fabrizio Campelli	2,160,000	108.70	2,347,920
Claudio de Sanctis	2,080,000	98.90	2,057,120
Bernd Leukert	1,640,000	90.80	1,489,120
Alexander von zur Mühlen	1,640,000	93.80	1,538,320
Laura Padovani[1]	245,000	96.50	236,425
Rebecca Short	1,640,000	98.00	1,607,200
Professor Dr. Stefan Simon	1,640,000	60.80	997,120
Olivier Vigneron	1,640,000	77.90	1,277,560

1 Member since July 1, 2024

Member of the Management Board	STI cash payout in 2025 (in € )	STI equity-based grant in 2025 (in € )	Number of equity-based instruments[1]
Christian Sewing[2]	1,200,642	1,200,642	59,999
James von Moltke	1,002,660	1,002,660	50,105
Fabrizio Campelli[3]	1,150,481	1,056,564	52,799
Claudio de Sanctis	1,028,560	1,028,560	51,400
Bernd Leukert	744,560	744,560	37,208
Alexander von zur Mühlen	769,160	769,160	38,437
Laura Padovani[4]	118,213	118,213	5,907
Rebecca Short	803,600	803,600	40,158
Professor Dr. Stefan Simon	498,560	498,560	24,914
Olivier Vigneron	638,780	638,780	31,921

1 The calculation of the number of equity-based instruments is based on the average Xetra closing price of the Deutsche Bank share during the last ten trading days in February 2025 (€ 20.011).

2 A portion of the STI with an amount of € 46,926 (2,345 units) were granted as Restricted Equity Awards to meet the regulatory requirements.

3 A portion of the STI with an amount of € 140.875 (7,040 units) were granted as Restricted Equity Awards to meet the UK regulatory requirements. For further information, please refer to chapter “Deferrals and holding periods”.

4 Member since July 1, 2024

Long-Term Incentive (LTI) 2024 to 2026

When determining the variable compensation, the focus is set on the achievement of long-term objectives linked to the bank’s strategy. For the Long-Term Incentive (LTI), the Supervisory Board specifies collective long-term objectives for the Management Board members, each assessed over a period of three years.

At the beginning of 2024, the LTI was initially allocated as a target cash amount to the individual Management Board members. As the three-year assessment period for the LTI represents a change from a retrospective to a forward-looking period, the granting of the equity-based compensation takes place two years later compared to the previous compensation system. In order to align the Management Board compensation with the share performance of the Deutsche Bank share and therefore with the shareholders’ interests, the Supervisory Board made use of the possibility that was already provides for in the new compensation system to convert the target euro amount for the LTI into virtual share units after the first performance assessment year (not constituting a grant of compensation at this stage). After the three-year performance assessment period, the number of virtual share units will then be increased or reduced according to the achievement level determined for the LTI.

This approach further strengthens the sustainability aspect of the long-term variable compensation, as it is additionally linked to the performance of the bank and the share price during the assessment period. The conversion was based on the average share price during the last 10 trading days in February 2025 of € 20.011. The number of virtual shares that will be granted by the end of the assessment period will depend on the results of the performance assessment and thus will vary between 0% and 150% of the number initially allocated. After the vesting and holding periods, 20% of the virtual shares will become available annually but will still be subject to clawback conditions.

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Deutsche Bank
Annual Report 2024

Equity-based instruments (virtual shares)

Members of the Management Board	LTI Target allocation in €	Average share price before conversion in € [2]	Number of equity-based units
Christian Sewing	3,555,000	20.011	177,652
James von Moltke	3,060,000		152,916
Fabrizio Campelli	3,240,000		161,911
Claudio de Sanctis	3,120,000		155,914
Bernd Leukert	2,460,000		122,932
Alexander von zur Mühlen	2,460,000		122,932
Laura Padovani[1]	367,500		18,365
Rebecca Short	2,460,000		122,932
Professor Dr. Stefan Simon	2,460,000		122,932
Olivier Vigneron	2,460,000		122,932

1 Member since July 1, 2024

2 Average Xetra closing price of the Deutsche Bank share during the last ten trading days in February 2025.

For the Long-Term Incentive (LTI) plan allocated at the beginning of 2024 (2024 – 2026 LTI) the defined and published long-term objectives focus on Group financial objectives, Return on Total Shareholder Return and sustainability (Environmental, Social and Governance (ESG)) objectives as outlined further below. These objectives are key measures for assessing the overall financial success and performance of Deutsche Bank and serve as clear performance indicators that reflect Deutsche Bank’s business objectives and strategies and are aligned with shareholder interest. Through these objectives an incentive is created to act in a manner that maximizes value for shareholders and supports the long-term growth and stability of the business.

Group financial objectives

– Return on Tangible Equity (RoTE) measures the profit (or loss) attributable to Deutsche Bank shareholders as a percentage of average tangible shareholders’ equity and incentivizes the efficient use of equity. The tangible shareholder equity is determined by deducting goodwill and other intangible assets from shareholders’ equity.

– The growth in Tangible Book Value Per Share (TBVPS) complements RoTE by considering equity changes apart from net income which are equally relevant for capital distributions. The TBVPS represents the Bank’s total shareholders’ equity less goodwill and other intangible assets divided by period-end basic shares outstanding. It measures the growth (in %) of the equity of the company per share.

Relative Total Shareholder Return (RTSR) reflects the shareholder value creation in the form of share price growth and dividends generated. Deutsche Bank wants to be an attractive investment for its investors and therefore incentivizes the outperformance of relevant financial institutions. In addition, the RTSR objective serves to align the interests of the Management Board and shareholders more closely.

573

Deutsche Bank
Annual Report 2024

Environmental, Social and Governance (ESG) objectives

Deutsche Bank strives to make a contribution to an environmentally friendly, socially inclusive and well-governed corporate landscape as well as to support its clients in their green transformation. Not only the advisory services and products but also the working environment and culture at Deutsche Bank should build on this commitment. Deutsche Bank’s policies and procedures are aligned with the laws and regulations in all of the markets in which it operates, including anti-discrimination laws such as the 2. German Gender Quota Law (Zweites Führungspositionen-Gesetz - FüPoG II).

For the 2024-2026 LTI plan the Supervisory Board focuses on ESG objectives:

– Environmental target : The objective of driving climate risk-management is linked to the disclosed carbon reduction targets for defined carbon intensive sectors that were published when setting of CO2 reduction target pathways for key industries. This metrics measures performance against the published pathway plus an allowed deviation (risk appetite).

– Social target : The objective of increasing gender diversity in accordance with the 2. German Gender Quota Law (Zweites Führungspositionen-Gesetz – FüPoG II) focuses on female representation on the two levels below the Management Board (MB-1) and Management Board (MB-2) positions, which combats discrimination within the Management Board succession pipeline as well as to promote equal opportunity.

– Governance: The corporate governance objective consists of the Control Risk Management Grade (CRMG) and progress made in the Anti-Money-Laundering/Know-Your-Client remediation activities. The CRMG measures the control environment based on the performance of the individual divisions, including critical and overdue findings, but also cultural issues such as self-identified risk acceptance. Overall, the objective underlines the importance for Deutsche Bank to combat economic crime and prevent money laundering activities, as well as staying compliant with regulatory requirements and to foster a healthy corporate culture.

The objectives will be assessed at the end of the assessment period in 2026:

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Deutsche Bank
Annual Report 2024

Overview of Long-Term Incentive (LTI) - Plans

Backtesting and application of malus and clawback in 2024

The Supervisory Board regularly reviews in due time before the respective release dates the possibility of a full or partial forfeiture (malus) or reclaiming (clawback) of the Management Board members’ variable compensation components. There was no forfeiture or clawback of awards in 2024.

Outstanding share awards for Management Board members

The following table shows the number of outstanding share awards of the incumbent Management Board members as of February 9, 2024, and February 7, 2025, as well as the number of share awards newly granted, delivered or forfeited in this period.

Members of the Management Board	Balance as of Feb 9, 2024	Granted	Delivered	Forfeited	Balance as of Feb 7, 2025
Christian Sewing	1,121,379	214,469	–	–	1,335,848
James von Moltke	894,440	187,779	52,134	–	1,030,086
Fabrizio Campelli	557,589	194,514	29,705	–	722,397
Claudio de Sanctis	465,211	184,267	176,900	–	472,579
Bernd Leukert	458,204	156,324	3,037	–	611,491
Alexander von zur Mühlen	431,888	156,324	32,784	–	555,428
Laura Padovani[1]	–	–	–	–	16,436
Rebecca Short	310,690	156,324	14,273	–	452,741
Professor Dr. Stefan Simon	418,338	156,324[2]	86,280[3]	–	488,383[4]
Olivier Vigneron	206,890	156,114	28,957	–	334,048

1 Member since July 1, 2024

According to the Shareholding Guidelines that apply to the members of the Management Board have an obligation to build up a holding of Deutsche Bank shares within four years. The CEO is obliged to hold an equivalent of 200% of his annual gross base salary in shares and other Management Board members are required to hold shares that equal 100% of their annual gross base salary in order to fulfill the Shareholding Guidelines. The shares must be held for the entire duration of the appointment. If the base salary is increased, the obligation to hold shares increases accordingly. Compliance with the shareholding obligation is reviewed every six months. Depending on the level of achievement and share price performance, additional shares must either be bought or can be sold if the obligation is exceeded.

All Management Board members fulfilled the shareholding obligations in 2024 or are currently in the build-up phase.

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Deutsche Bank
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The following table shows the total number of Deutsche Bank shares held by the incumbent Management Board members as of February 9, 2024, and February 7, 2025, as well as the number of share-based awards and the fulfillment level for the shareholding obligation.

		as of February 7, 2025
Members of the Management Board	Number of Deutsche Bank shares (in units) as of Feb 9,2024	Number of Deutsche Bank shares (in units)	Restricted Equity Award(s)/ Outstanding Equity Units (deferred with additional retention period) (in units)	thereof 75% of Restricted Equity Award(s)/ Outstanding Equity Units chargeable to share obligation (deferred with additional retention period) (in units)	Total value of Deutsche Bank shares and Restricted Equity Award(s)/ Outstanding Equity Units chargeable to share obligation (in units)	Share retention obligation must be fulfilled Yes/No1	Level of required shareholding obligation (in units)[2]	Fulfillment ratio (in %)
Christian Sewing	222,171	222,171	1,335,848	1,001,886	1,224,057	Yes	408,778	299%
James von Moltke	74,753	102,272	1,030,086	772,564	874,836	Yes	172,117	508%
Fabrizio Campelli	185,509	201,291	722,397	541,798	743,089	Yes	182,874	406%
Claudio de Sanctis	105,665	262,244	472,579	354,434	616,678	No	172,117	358%
Bernd Leukert	10,007	12,667	611,491	458,618	471,285	Yes	129,088	365%
Alexander von zur Mühlen	447,485	476,944	555,428	416,571	893,515	Yes	129,088	692%
Laura Padovani [3]	0	0	16,436	12,327	12,327	No	94,127	13%
Rebecca Short	69,168	73,637	452,741	339,556	413,193	No	129,088	320%
Prof. Dr. Stefan Simon	0	0	488,383	366,287	366,287	Yes	129,088	284%
Olivier Vigneron	21,841	37,139	334,048	250,536	287,675	No	129,088	223%
Total	1,136,599	1,388,365	6,019,437	4,514,577	5,902,942		1,675,453

1 The shareholding obligation must be fulfilled within four years after the first appointment as Management Board member and must be held until the end of the appointment.

2 The calculation of the total value of the Deutsche Bank shares and share awards/outstanding shares eligible for the shareholding requirement is based on the share price 18.592 (Xetra closing price on February 7, 2025)

3 Member since July 1, 2024

Benefits upon regular contract termination

The following table shows the annual contributions, the interest credits, the account balances and the annual service costs for the years 2024 and 2023 as well as the corresponding defined benefit obligations for each member of the Management Board in office in 2024 as of December 31, 2023, and December 31, 2024. The different balances are attributable to the different lengths of service on the Management Board, the respective age-related factors, and the different contribution rates.

Members of the Management Board	Annual contribution, in the year		Interest credited, in the year		Account balance, end of year		Service cost (IFRS), in the year		Present value of the defined benefit obligation (IFRS), end of year
in €	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Christian Sewing	728,000	747,500	0	0	8,752,000	8,024,000	574,078	564,889	7,132,345	6,457,344
James von Moltke	715,000	812,500	0	0	6,519,500	5,846,750	577,371	667,237	5,561,609	4,948,283
Fabrizio Campelli	773,500	786,500	0	0	4,741,754	3,968,254	542,981	525,920	3,486,558	2,909,388
Claudio de Sanctis	760,500	386,750	0	0	1,147,250	386,750	542,293	272,499	823,356	278,217
Bernd Leukert	689,000	702,000	0	0	4,125,334	3,436,334	596,463	573,019	3,742,460	3,077,074
Alexander von zur Mühlen[1]	0	0	0	0	0	0	0	0	0	0
Laura Padovani[1,2]	0	0	0	0	0	0	0	0	0	0
Rebecca Short	786,500	806,000	0	0	2,966,168	2,179,668	522,769	519,350	1,983,351	1,448,786
Prof. Dr. Stefan Simon[1]	0	473,959	0	0	3,483,460	3,483,460	0	373,627	2,944,486	2,896,341
Olivier Vigneron	747,500	760,500	0	0	2,152,584	1,405,084	548,749	543,072	1,633,309	1,053,069

1 The Management Board member receives a pension allowance, which is shown in the section “Compensation granted and owed (inflow table)”.

2 Member since July 1, 2024

Deviations from the compensation system

There were no deviations from the compensation system in the 2024 financial year.

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Deutsche Bank
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Management Board compensation 2024

Current Management Board members

Total compensation 2024

The Supervisory Board determined the following compensation on an individual basis. Due to the new compensation system already described, there was a significant structural change in 2024 in comparison to 2023. The first Long-Term Incentive (LTI) Plan based on the new system was set up for the performance period 2024-2026; after the end of the 3-year performance period the Supervisory Board determines the achievement level based on the pre-defined Key Performance Indicators (KPIs). Due to a change from a backward-looking to a forward-looking three-year performance period, the first two years after the implementation of the new system (2024 and 2025) are years of transitional (“transitional phase”). The first Long-Term Incentive -Plan (LTI-Plan 2024-2026) will first be granted in early 2027. During the “transitional phase”, the LTI will be shown with the target amount for calculation and comparison purposes. For better comparability with the previous year's figures, the table below includes a column entitled Pro Forma Total Compensation which shows the sum of base salary, actual STI and a target value for the LTI.

This approach is reflected accordingly in the following below.

	2024				2023
in €	Base salary[1]	Actual Short-Term Incentive	Target Long-Term Incentive[2]	Pro-Forma Total compensation	Total compensation
Christian Sewing	3,750,000	2,448,210	3,555,000	9,753,210	8,745,497
James von Moltke	3,200,000	2,005,320	3,060,000	8,265,320	7,605,057
Fabrizio Campelli	3,400,000	2,347,920	3,240,000	8,987,920	7,996,596
Claudio de Sanctis[3]	3,200,000	2,057,120	3,120,000	8,377,120	3,712,322
Bernd Leukert	2,400,000	1,489,120	2,460,000	6,349,120	6,012,121
Alexander von zur Mühlen	2,400,000	1,538,320	2,460,000	6,398,320	6,090,841
Laura Padovani[4]	875,000	236,425	367,500	1,478,925	–
Rebecca Short	2,400,000	1,607,200	2,460,000	6,467,200	6,115,108
Professor Dr. Stefan Simon	2,400,000	997,120	2,460,000	5,857,120	6,080,591
Olivier Vigneron	2,400,000	1,277,560	2,460,000	6,137,560	5,952,363
Total	26,425,000	16,004,315	25,642,500	68,071,815	58,310,496

1 In the column “Base salary”, the target values set by the Supervisory Board are shown in EUR for reasons of comparability. The actual inflow differs from this target value for Management Board members Alexander von zur Mühlen and Professor Dr. Stefan Simon due to currency fluctuations and for Bernd Leukert due to the offsetting of compensation from mandates. The inflows are shown in the section “Compensation granted and owed (inflow table)”.

2 The determination of the final achievement level for the LTI Plan 2024-2026 will take place after the end of the 3-year performance period in 2027

3 Member since July 1, 2023

4 Member since July 1, 2024

Compensation granted and owed (inflow table)

The following table shows the compensation paid and owed in the 2024 and 2023 financial years to incumbent members of the Management Board in the 2024 financial year pursuant to Section 162 (1) sentence 1 of the German Stock Corporation Act. This involves the compensation components that were either actually paid or delivered to the individual Management Board members within the reporting period (“paid”) or were already legally due during the reporting period but not yet delivered (“owed”).

Accordingly, except for base salary and fringe benefits, the table illustrates deferral cash compensation (Restricted Incentive Awards (RIA)) that resulted from Short-Term Award grants based on the former compensation system as implemented in previous years. Correspondingly, variable compensation based on the new compensation system will not be illustrated until next year, i.e., the Short-Term Incentive cash payout for the performance in the 2024 financial year will be paid and thus considered and disclosed as an inflow for the 2025 financial year.

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Deutsche Bank
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Compensation granted and owed per Management Board member

	Christian Sewing				James von Moltke
	2024		2023		2024		2023
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Fixed compensation components:
Base salary	3,750[1]	77%	3,600	72%	3,200	68%	3,150	77%
Pension allowance	0	0%	0	0%	0	0%	0	0%
Fringe benefits	113	2%	255	5%	107	2%	72	2%
Total fixed compensation	3,863	79%	3,855	77%	3,307	70%	3,222	79%
Variable compensation components:
Deferred variable compensation
thereof Restricted Incentive Awards:
2019 Restricted Incentive Award for 2018	0	0%	232	5%	0	0%	169	4%
2020 Restricted Incentive Award for 2019	43	1%	43	1%	43	1%	43	1%
2021 Restricted Incentive Award for 2020	304	6%	304	6%	213	4%	213	5%
2022 Restricted Incentive Award for 2021	0	0%	577	12%	0	0%	419	10%
2023 Restricted Incentive Award for 2022	667	14%	0	0%	522	11%	0	0%
thereof Equity Awards:
Fringe benefits	0	0%	0	0%	0	0%	0	0%
Total variable compensation	1,013	21%	1,155	23%	1,433	30%	843	21%
Total compensation	4,876	100%	5,010	100%	4,740	100%	4,065	100%

1 For further details on compensation decision, please refer to chapter "Executive Summary" in this report

	Fabrizio Campelli				Claudio de Sanctis[1]
	2024		2023		2024		2023
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Fixed compensation components:
Base salary	3,400	82%	3,250	83%	3,200[2]	99%	1,500	99%
Pension allowance	0	0%	0	0%	0	0%	0	0%
Fringe benefits	6	0%	33	1%	20	1%	9	1%
Total fixed compensation	3,406	82%	3,283	84%	3,220	100%	1,509	100%
Variable compensation components:
Deferred variable compensation
thereof Restricted Incentive Awards:
2019 Restricted Incentive Award for 2018	0	0%	0	0%	0	0%	0	0%
2020 Restricted Incentive Award for 2019	7	0%	7	0%	0	0%	0	0%
2021 Restricted Incentive Award for 2020	213	5%	213	5%	0	0%	0	0%
2022 Restricted Incentive Award for 2021	0	0%	406	10%	0	0%	0	0%
2023 Restricted Incentive Award for 2022	502	12%	0	0%	0	0%	0	0%
thereof Equity Awards:	0	0%	0	0%	0	0%	0	0%
Fringe benefits	0	0%	0	0%	0	0%	0	0%
Total variable compensation	722	17%	626	16%	0	0%	0	0%
Total compensation	4,129	100%	3,909	100%	3,220	100%	1,509	100%

1 Member since July 1, 2023

2 For further details on compensation decision, please refer to chapter "Executive Summary" in this report

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	Bernd Leukert				Alexander von zur Mühlen
	2024		2023		2024		2023
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Fixed compensation components:
Base salary	2,391[1]	78%	2,397[1]	80%	2,576[2]	62%	2,559[2]	68%
Pension allowance	0	0%	0	0%	650	16%	650	17%
Fringe benefits	9	0%	6	0%	136	3%	88	2%
Total fixed compensation	2,400	78%	2,403	80%	3,362	81%	3,297	88%
Variable compensation components:
Deferred variable compensation
thereof Restricted Incentive Awards:
2019 Restricted Incentive Award for 2018	0	0%	0	0%	0	0%	0	0%
2020 Restricted Incentive Award for 2019	0	0%	0	0%	0	0%	0	0%
2021 Restricted Incentive Award for 2020	188	6%	188	6%	74	2%	74	2%
2022 Restricted Incentive Award for 2021	0	0%	399	13%	0	0%	395	10%
2023 Restricted Incentive Award for 2022	477	16%	0	0%	473	11%	0	0%
thereof Equity Awards:	0	0%	0	0%	0	0%	0	0%
Fringe benefits	0	0%	0	0%	219[3]	5%	0	0%
Total variable compensation	666	22%	587	20%	766	19%	470	12%
Total compensation	3,065	100%	2,990	100%	4,128	100%	3,767	100%

1 The fixed compensation shown includes the crediting of compensation from mandates

2 As the fixed compensation is granted in local currency, it is subject to foreign exchange-rate changes

3 The variable fringe benefits represent a housing allowance.

	Laura Padovani (member since July 1, 2024)				Rebecca Short
	2024		2023		2024		2023
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Fixed compensation components:
Base salary	875	79%	–	–	2,400	81%	2,400	90%
Pension allowance	225	20%	–	–	0	0%	0	0%
Fringe benefits	12	1%	–	–	56	2%	33	1%
Total fixed compensation	1,112	100%	–	–	2,456	83%	2,433	91%
Variable compensation components:
Deferred variable compensation
thereof Restricted Incentive Awards:
2019 Restricted Incentive Award for 2018	0	0%	–	–	0	0%	0	0%
2020 Restricted Incentive Award for 2019	0	0%	–	–	0	0%	0	0%
2021 Restricted Incentive Award for 2020	0	0%	–	–	0	0%	0	0%
2022 Restricted Incentive Award for 2021	0	0%	–	–	0	0%	241	9%
2023 Restricted Incentive Award for 2022	0	0%	–	–	491	17%	0	0%
thereof Equity Awards:	0	0%	–	–	0	0%	0	0%
Fringe benefits	0	0%	–	–	0	0%	0	0%
Total variable compensation	0	0%	–	–	491	17%	241	9%
Total compensation	1,112	100%	–	–	2,946	100%	2,674	100%
	0	0	0	0	[0]	[0]	[0]	[0]

	Professor Dr. Stefan Simon				Olivier Vigneron
	2024		2023		2024		2023
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Fixed compensation components:
Base salary	2,468[1]	59%	2,429[1]	73%	2,400	90%	2,400	99%
Pension allowance	650	16%	271	8%	0	0%	0	0%
Fringe benefits	117	3%	55	2%	13	0%	33	1%
Total fixed compensation	3,235	78%	2,755	83%	2,413	90%	2,433	100%
Variable compensation components:
Deferred variable compensation
thereof Restricted Incentive Awards:
2019 Restricted Incentive Award for 2018	0	0%	0	0%	0	0%	0	0%
2020 Restricted Incentive Award for 2019	0	0%	0	0%	0	0%	0	0%
2021 Restricted Incentive Award for 2020	78	2%	78	2%	0	0%	0	0%
2022 Restricted Incentive Award for 2021	0	0%	396	12%	0	0%	0	0%
2023 Restricted Incentive Award for 2022	475	11%	0	0%	266	10%	0	0%
thereof Equity Awards:	0	0%	0	0%	0	0%	0	0%
Fringe benefits	363[2]	9%	91	3%	0	0%	0	0%
Total variable compensation	916	22%	564	17%	266	10%	0	0%
Total compensation	4,151	100%	3,319	100%	2,679	100%	2,433	100%

1 As the fixed compensation is granted in local currency, it is subject to foreign exchange-rate changes

2 The variable fringe benefits mainly represents a housing allowance.

With respect to the deferred compensation components of previous years approved in the reporting year, the Supervisory Board confirmed that the respective performance conditions were met.

579

Deutsche Bank
Annual Report 2024

Former members of the Management Board

Compensation granted and owed (inflow table)

The following table shows the compensation paid and owed to the former members of the Management Board in the 2024 financial year pursuant to Section 162 (1) sentence 1 of the German Stock Corporation Act. This involves the compensation components that were either actually delivered to the former Management Board members within the reporting period (“paid”) or were already legally due during the reporting period but not yet delivered (“owed”). Pursuant to Section 162 (5) of the German Stock Corporation Act, no personal data is provided on former members of the Management Board who ended their work for the Management Board prior to the end of the financial year 2014. Multi-year deferred compensation components are not paid out early upon termination of the mandate.

	Karl von Rohr member until October 31, 2023		Christiana Riley member until May 17, 2023		Stuart Lewis member until May 19, 2022		Frank Kuhnke member until April 30, 2021
	2024		2024		2024		2024
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Non-Compete payment	1,625	67%	0	0%	0	0%	0	0%
Deferred variable compensation
Restricted Incentive Awards	800	33%	0	0%	388	100%	200	100%
Equity Awards	0	0%	0	0%	0	0%	0	0%
Fringe benefits	0	0%	2	100%	0	0%	0	0%
Pension benefits	0	0%	0	0%	0	0%	0	0%
Total compensation	2,425	100%	2	100%	388	100%	200	100%

	Werner Steinmüller member until July 31, 2020		Sylvie Matherat member until July 31, 2019		Garth Ritchie member until July 31, 2019		Frank Strauß[1] member until July 31, 2019
	2024		2024		2024		2024
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Deferred variable compensation
Restricted Incentive Awards	134	100%	2,333[2]	100%	1,790[2]	100%	2,668[2]	100%
Equity Awards	0	0%	0	0%	0	0%	0	0%
Fringe benefits	0	0%	0	0%	0	0%	0	0%
Pension benefits	0	0%	0	0%	0	0%	0	0%
Total compensation	134	100%	2,333	100%	1,790	100%	2,668	100%

1 Frank Strauß passed away in 2024, therefore there will be no disclosure within the table “Compensation granted and owed (inflow table)” from the Compensation Report 2025 and onwards

2 Including Inflows from Termination Benefits

	Nicolas Moreau member until Dec 31, 2018				John Cryan member until April 8, 2018
	2024				2024
	DB AG	DWS Management GmbH	Overall
	in € t.	in € t.	in € t.	in %	in € t.	in € t.
Deferred variable compensation
Restricted Incentive Awards	404	2,190[1]	2,594	95%	0	0%
Equity Awards	0	142[2]	142	5%	4,382[1]	100%
Fringe benefits	0	0	0	0%	0	0%
Pension benefits	0	0	0	0%	0	0%
Total compensation	404	2,332	2,736	100%	4,382	100%

1 Including Inflows from Termination Benefits

2 The equity awards shown are share-based instruments granted by DWS Management GmbH. Details of these instruments can be found in the DWS Annual Report

580

Deutsche Bank
Annual Report 2024

Outlook for the 2025 financial year

Total target compensation and maximum compensation

The total target compensation for 2025 will in principle remain unchanged compared to the total target compensation in force or adjusted in 2024.

The limits on compensation for the members of the Management Board remain unchanged versus the 2024 financial year. This means that the maximum possible achievement level for variable compensation amounts to 150%. In accordance with Section 87a (1) sentence 2 No. 1 of the German Stock Corporation Act (AktG), the limit set for total compensation is maintained unchanged at a maximum of € 12 million uniformly for all members of the Management board as the maximum cap based on the financial year.

2025 objective structure and targets

The compensation system implemented in 2024 works well and produces appropriate results. Therefore, the objective structure will continue to be in line with the compensation system approved by the General Meeting in 2024.

Short-Term Incentive (STI)

Generally unchanged from 2024, the amount of the Short-Term Incentive (STI) for the 2025 financial year will continue to be 40% of the total target variable compensation and is based on the individual achievement level of short and medium-term individual and divisional objectives.

The specific individual objectives of the Short-Term Incentive (STI) for 2025 will be disclosed retrospectively in the 2025 Compensation Report.

Long-Term Incentive (LTI)

The Long-Term Incentive (LTI) will continue to be 60% of the total target variable compensation and consists of collective long-term objectives linked to the Bank´s strategy.

For the three-year performance period 2025 - 2027, the Long-Term Incentive Plan consists of four compensation components that are unchanged to the preceding and still running performance period 2024 – 2026 of four compensation components. The components “RoTE” (Return on tangible equity), “TBVPS” (growth in Tangible Book Value Per Share) and “RTSR” (Relative Total Shareholder Return) remain the same with unchanged weightings. Going forward, the RoTE measure is underpinned by the Common Equity Tier 1 (CET1) capital ratio to ensure a balanced approach to profitability, capital adequacy, and risk management. If the CET1 capital ratio at the end of the performance period is below the CET 1 red threshold level set in the risk appetite statement, then the measure is assessed to be nil. This also applies to the RoTE objectives for the STI.

The “ESG” component will in general also remain unchanged especially with regard to the Environmental and the Social objectives. Deutsche Bank’s policies and procedures are aligned with the laws and regulations in all of the markets in which it operates, including anti-discrimination laws such as the 2. German Gender Quota Law (Zweites Führungspositionen-Gesetz - FüPoG II).

With regard to the Governance objective, the assessment criteria were amended in order to reflect not only an internal evaluation, but also external stakeholders’ assessment of Deutsche Bank´s regulatory development and improvements, making it a holistic measurement criterion. Along with the previously considered Control Risk Management Grade (CRMG), two additional aspects will be taken into consideration:

The European Central Bank (ECB) on a yearly basis conducts a Supervisory Review and Evaluation Process (SREP) in which it evaluates the business models, internal governance, risks to capital and risks to liquidity of all significant institutions under its direct supervision. The result, together with results from the FED Annual Assessment of the US central bank Federal Reserve, is reflected in the overall Regulatory Ratings & Enforcement objective.

Furthermore, Enforcement Actions imposed by regulators against a bank when regulatory requirements are not met will be considered. Enforcement Actions can take various forms, e.g. fines, restrictions on business operations, or binding measures to remedy deficiencies. The closure of still open Enforcement Actions is the third element of the LTI Governance objective.

581

Deutsche Bank
Annual Report 2024

The objectives for the LTI plan 2025 – 2027 are shown in the following:

582

Deutsche Bank
Annual Report 2024

Compensation of Supervisory Board members

Supervisory Board compensation is regulated in Section 14 of the Articles of Association and was last amended by resolution of the General Meeting on May 17, 2023.

The members of the Supervisory Board receive a fixed annual compensation (“Supervisory Board Compensation”). The amount of the annual base compensation for each Supervisory Board member is € 300,000, for the Supervisory Board Chairman € 950,000, and for each Deputy Chairperson € 475,000.

Committee chair in €
Audit Committee	150,000
Risk Committee	150,000
Technology, Data and Innovation Committee	150,000
Chairman’s Committee	100,000
Nomination Committee	100,000
Compensation Control Committee	100,000
Regulatory Oversight Committee	100,000
Strategy and Sustainability Committee	100,000
Mediation Committee	0

Chairs of the committees of the Supervisory Board are paid additional fixed annual compensation amounts as follows:

If a Supervisory Board member is chair of more than one committee, compensation is only paid for the committee entitled to the highest amount. The Chairman of the Supervisory Board does not receive any additional compensation for chairing of the committees. Members of the committees also do not receive additional compensation.

The compensation determined will be paid to the respective member of the Supervisory Board by, at the latest, two months after submitting invoices and as a rule within the first three months of the following year. In case of a change in Supervisory Board membership during the year, compensation for the financial year will be paid on a pro rata basis, rounded up/down to full months.

The company reimburses the Supervisory Board members for the cash expenses they incur in the performance of their office, including, to the extent applicable, value added tax (VAT) on their compensation and reimbursements of expenses. Furthermore, any employer contributions to social security schemes that may be applicable under foreign law to the performance of their Supervisory Board work is paid for each Supervisory Board member affected. Finally, the Supervisory Board Chairman is reimbursed appropriately for travel expenses incurred in performing representative tasks due to his function and reimbursed for costs for the security measures required based on his function.

In the interest of the company, the members of the Supervisory Board are included in an appropriate amount in any financial liability insurance policy held by the company. The premiums for this are paid by the company. A deductible does not have to be specified for the members of the Supervisory Board.

With the effectiveness of the compensation system for the Supervisory Board on May 17, 2023, the Supervisory Board recommends that its members undertake a voluntary self-commitment to invest a total of at least 10% of the gross annual compensation paid out to them in shares of Deutsche Bank AG and to hold these shares for the duration of their ongoing term of office. The previous provision in the Articles of Association for share-based compensation for the Supervisory Board members was cancelled.

The Supervisory Board is in agreement that any transfer obligations to labor unions will be taken into account in the personal decision on the self-imposed personal investment. Supervisory Board members who already hold, as of the day the voluntary self-commitment is made, a number of Deutsche Bank shares with a countervalue of at least 10% of the Supervisory Board compensation payable to them for the duration of their current term of office do not have to acquire any further shares.

583

Deutsche Bank
Annual Report 2024

All shareholder representatives on the Supervisory Board and the member representing senior executives on the Supervisory Board submitted the voluntary self-commitment to the Supervisory Board or held, at the time of submitting the voluntary self-commitment, shares of Deutsche Bank with a countervalue equivalent to at least 10% of the Supervisory Board compensation payable to them for the duration of their current term of office.

The individual shareholdings of the members of the Supervisory Board are disclosed in the Corporate Governance Statement/Report.

In connection with the new regulation of Supervisory Board Compensation, the General Meeting resolved to approve the following transitional regulations with effect from May 17, 2023:

– If the amount of the Supervisory Board Compensation does not exceed the Supervisory Board Compensation previously paid in the individual case (calculated compensation for the 2023 financial year based on the previous regulation in the Articles of Association), a member of the Supervisory Board whose current term of office began before May 17, 2023, will receive a compensating payment in the form of a cash payment in the amount of the difference between the previously granted Supervisory Board Compensation and the Supervisory Board Compensation pursuant to paragraphs 1 and 2 of Section 14 of the Articles of Association. In the event of a re-election as member of the Supervisory Board, the provisions of the Articles of Association in the version adopted on May 17, 2023, apply.

– Members of the Supervisory Board whose current term of office began before May 17, 2023, will receive the virtual shares cumulatively earned during the current term of office paid out in February 2024 on the basis of the average closing price during the last ten trading days of the Frankfurt Stock Exchange (Xetra or successor system) of the preceding January.

584

Deutsche Bank
Annual Report 2024

Supervisory Board Compensation for the 2024 and 2023 financial years

Individual members of the Supervisory Board received the following compensation for the 2024 and 2023 financial years (excluding value added tax). The table shows the compensation paid and owed to the members of the Supervisory Board in the 2024 and 2023 financial years pursuant to Section 162 (1) sentence 1 of the German Stock Corporation Act (AktG). In each case the calculation is rounded up/down to full months.

	Compensation for the financial year 2024
Members of the Supervisory Board	Base compensation		Compensation for chairing of the committees		Total
	in €	in %	in €	in %	in €
Alexander Wynaendts	950,000	100%	0	0%	950,000
Frank Schulze	475,000	100%	0	0%	475,000
Prof. Dr. Norbert Winkeljohann	475,000	83%	100,000	17%	575,000
Susanne Bleidt	300,000	100%	0	0%	300,000
Mayree Clark	300,000	67%	150,000	33%	450,000
Jan Duscheck	300,000	100%	0	0%	300,000
Manja Eifert	300,000	100%	0	0%	300,000
Claudia Fieber	300,000	100%	0	0%	300,000
Sigmar Gabriel	300,000	100%	0	0%	300,000
Florian Haggenmiller[1]	275,000	100%	0	0%	275,000
Timo Heider	300,000	100%	0	0%	300,000
Birgit Laumen[2]	0	0%	0	0%	0
Gerlinde M. Siebert	300,000	100%	0	0%	300,000
Yngve Slyngstad	300,000	100%	0	0%	300,000
Stephan Szukalski	300,000	100%	0	0%	300,000
John Alexander Thain	300,000	75%	100,000	25%	400,000
Jürgen Tögel	300,000	100%	0	0%	300,000
Michele Trogni	300,000	67%	150,000	33%	450,000
Dr. Dagmar Valcárcel[3]	300,000	67%	150,000	33%	450,000
Dr. Theodor Weimer	300,000	100%	0	0%	300,000
Frank Witter	300,000	67%	150,000	33%	450,000
Total	6,975,000	90%	800,000	10%	7,775,000

1 Member of the Supervisory Board since January 16, 2024.

2 Member of the Supervisory Board until January 12, 2024.

3 Committee compensation including cash payment pursuant to Section § 14 (3) paragraph 1 of the Articles of Association.

All employee representatives on the Supervisory Board, with the exception of Jan Duscheck, Florian Haggenmiller (member since January 16, 2024), Birgit Laumen (member until January 12, 2024) and Stephan Szukalski are or were employed by Deutsche Bank Group. In the 2024 financial year, we paid such members a total amount of € 1.27 million (in the form of salary, retirement and pension payments) in addition to their Supervisory Board compensation.

We do not provide members of the Supervisory Board with any benefits after they have left the Supervisory Board, although members who are or were employed by us are entitled to the benefits associated with the end of such employment (i.e., not on the basis of their Supervisory Board work). During 2024, we set aside € 0.12 million for pension, retirement or similar benefits for the members of the Supervisory Board who are or were employed by us.

585

Deutsche Bank
Annual Report 2024

	Compensation for the financial year 2023
Members of the Supervisory Board	Base compensation		Committee compensation and/or compensation for charing of the committees		Total
	in €	in %	in €	in %	in €
Alexander Wynaendts	637,500	69%	291,667	31%	929,167
Detlef Polaschek[1]	62,500	33%	125,000	67%	187,500
Frank Schulze[2]	277,083	100%	0	0%	277,083
Prof. Dr. Norbert Winkeljohann	339,583	60%	225,000	40%	564,583
Ludwig Blomeyer-Bartenstein[1]	41,667	33%	83,333	67%	125,000
Susanne Bleidt[2]	175,000	100%	0	0%	175,000
Mayree Clark	216,667	50%	212,500	50%	429,167
Jan Duscheck	216,667	72%	83,333	28%	300,000
Manja Eifert	216,667	84%	41,667	16%	258,334
Claudia Fieber[2]	175,000	100%	0	0%	175,000
Sigmar Gabriel	216,667	84%	41,667	16%	258,334
Timo Heider	216,667	78%	62,500	22%	279,167
Martina Klee[1]	41,667	50%	41,667	50%	83,334
Birgit Laumen[2]	175,000	100%	0	0%	175,000
Gabriele Platscher[1]	41,667	33%	83,333	67%	125,000
Bernd Rose[1]	41,667	29%	104,167	71%	145,834
Gerlinde M. Siebert[2]	175,000	100%	0	0%	175,000
Yngve Slyngstad	216,667	84%	41,667	16%	258,334
Stephan Szukalski[2]	175,000	100%	0	0%	175,000
John Alexander Thain	216,667	68%	100,000	32%	316,667
Jürgen Tögel[2]	175,000	100%	0	0%	175,000
Michele Trogni	216,667	48%	233,333	52%	450,000
Dr. Dagmar Valcárcel[3]	216,667	48%	233,333	52%	450,000
Stefan Viertel[1]	41,667	29%	104,167	71%	145,834
Dr. Theodor Weimer	216,667	84%	41,667	16%	258,334
Frank Werneke[1]	41,667	33%	83,333	67%	125,000
Frank Witter	216,667	56%	170,833	44%	387,500
Total	5,000,005	68%	2,404,167	32%	7,404,172

1 Member of the Supervisory Board until May 17, 2023.

2 Member of the Supervisory Board since May 17, 2023.

3 Provision on the transition pursuant to Section § 14 (3) paragraph 1 of the Articles of Association.

The following table shows the virtual share units paid out on this basis pursuant to Section 14 (3) paragraph 2:

	Payment of the virtual share units
Members of the Supervisory Board	Virtual share units accrued during the term of office until May 17, 2023	Amount paid out in February 2024 in € ¹
Alexander Wynaendts	10,287.340	123,534
Detlef Polaschek	54,246.220	651,410
Ludwig Blomeyer-Bartenstein	36,164.150	434,274
Mayree Clark	48,753.550	585,452
Jan Duscheck	31,622.390	379,734
Manja Eifert	2,420.550	29,067
Sigmar Gabriel	13,123.540	157,593
Timo Heider	32,243.510	387,193
Martina Klee	19,567.670	234,976
Gabriele Platscher	36,164.150	434,274
Bernd Rose	34,436.160	413,523
Yngve Slyngstad	2,074.760	24,915
John Alexander Thain	24,109.430	289,516
Michele Trogni	43,315.860	520,154
Dr. Dagmar Valcárcel	36,257.850	435,399
Stefan Viertel	11,855.880	142,370
Dr. Theodor Weimer	11,488.660	137,960
Frank Werneke	6,403.560	76,897
Prof. Dr. Norbert Winkeljohann	49,368.980	592,842
Frank Witter	9,272.180	111,344
Total	513,176.390	6,162,427

1 At a value of € 12.008 based on the average closing price on the Frankfurt Stock Exchange (Xetra or successor system) during the last ten trading days of January 2024

586

Deutsche Bank
Annual Report 2024

Until the new provisions became effective as of May 17, 2023, the following provisions applied for the compensation of the Supervisory Board:

The members of the Supervisory Board received a fixed annual compensation (“Supervisory Board Compensation”). The annual base compensation amounted to € 100,000 for each Supervisory Board member. The Supervisory Board Chairman received twice that amount and the Deputy Chairpersons one and a half times that amount.

Members and chairs of the committees of the Supervisory Board were paid additional fixed annual compensation as follows:

	until May 17, 2023
Committee in €	Chair	Member
Audit Committee	200,000	100,000
Risk Committee	200,000	100,000
Nomination Committee	100,000	50,000
Mediation Committee	0	0
Regulatory Oversight Committee	200,000	100,000
Chairman’s Committee	100,000	50,000
Compensation Control Committee	100,000	50,000
Strategy and Sustainability Committee	100,000	50,000
Technology, Data and Innovation Committee	200,000	100,000

75% of the compensation determined was disbursed to each Supervisory Board member after submitting invoices within the first three months of the following year. The other 25% was converted by the company at the same time into company shares based on the average closing price on the Frankfurt Stock Exchange (Xetra or successor system) during the last ten trading days of the preceding January, calculated to three digits after the decimal point. The share value of this number of shares was paid to the respective Supervisory Board member in February of the year following his departure from the Supervisory Board or the expiration of his term of office, based on the average closing price on the Frankfurt Stock Exchange (Xetra or successor system) during the last ten trading days of the preceding January, provided that the member did not leave the Supervisory Board due to important cause which would have justified dismissal (forfeiture regulation).

In case of a change in Supervisory Board membership during the year, compensation for the financial year was paid on a pro rata basis, rounded up/down to full months. For the year of departure, the entire compensation was paid in cash; a forfeiture regulation applied to 25% of the compensation for that financial year.

The company reimbursed the Supervisory Board members for the cash expenses incurred in the performance of their office, including any value added tax (VAT) on their compensation and reimbursements of expenses. Furthermore, any employer contributions to social security schemes that may be applicable under foreign law to the performance of their Supervisory Board work was paid for each Supervisory Board member affected. Finally, the Supervisory Board Chairman was reimbursed appropriately for travel expenses incurred in performing representative tasks due to his function and reimbursed for costs for the security measures required based on his function.

In the interest of the company, the members of the Supervisory Board were included in an appropriate amount in a financial liability insurance policy held by the company. The premiums for this were paid by the company.

587

Deutsche Bank
Annual Report 2024

Comparative presentation of compensation and earnings trends

The following table shows the comparative presentation of the change from year to year in the compensation, in the earnings of the company and the Group as well as in the average compensation of employees on a full-time equivalent basis. The information provided pursuant to Section 162 (1) sentence 2 No. 2 of the German Stock Corporation Act will be successively expanded with the change from one financial year to the prior year until a reporting period of five years is reached. Starting with the 2025 financial year, the year-to-year changes will be shown for each of the past five years.

The information on the compensation of the current and former members of the Management Board and Supervisory Board reflects the individualized statement in the Compensation Report of the paid or owed compensation pursuant to Section 162 (1) sentence 2 No. 1 of the German Stock Corporation Act. The presentation of the development of the company’s earnings is to reflect, according to the legal requirements, those of the stand-alone listed company, i.e. Deutsche Bank AG. Accordingly, the net income (net loss) of Deutsche Bank AG is used to present earnings within the meaning of Section 162 (1) sentence 2 No. 2 of the German Stock Corporation Act. As the Management Board compensation is measured on the basis of Group figures, the earnings figures for the Group are additionally shown for the comparative presentation. These Group earnings figures are net income (net loss), cost/income ratio and Return on Tangible Equity (RoTE). For the group of employees for the comparison, the data relevant for Deutsche Bank Group were used in light of Deutsche Bank’s global workforce. The group of employees for the comparison comprises all of the employees worldwide of Deutsche Bank Group.

	2024	2023	2022	2021	2020	Annual change from 2024 to 2023 in %	Annual change from 2023 to 2022 in %	Annual change from 2022 to 2021 in %	Annual change from 2021 to 2020 in %
1. Company profit development
Net income (net loss) of Deutsche Bank AG (in € m)	2,883	4,999	5,506	1,919	(1,769)	(42)	(9)	187	N/M
Net income (net loss) of Deutsche Bank Group (in € m)	3,366	4,772	5,525	2,365	495	(29)	(14)	134	N/M
Cost/income ratio of Deutsche Bank Group (in %)	76.3%	75.1%	74.9%	84.6%	88.3%	2	0	(11)	(4)
Return on Tangible Equity (RoTE) of Deutsche Bank	4.7%	7.4%	9.4%	3.8%	0.2%	(36)	(21)	147	N/M
2. Average compensation employees
World-wide on a full-time equivalent basis	122,985	116,713	125,301	120,336	113,350	5	(7)	4	6
3. Management Board compensation (in € t.)
Current Management Board members
Christian Sewing (member since January 1, 2015)	4,876	5,010	4,394	3,867	3,352	(3)	14	14	15
James von Moltke (member since July 1, 2017)	4,740	4,065	3,783	4,009	3,635	17	7	(6)	10
Fabrizio Campelli (member since November 1, 2019)	4,129	3,909	2,744	2,420	2,222	6	42	13	9
Claudio de Sanctis (member since July 1, 2023)	3,220	1,509	-	-	-	113	N/M	N/M	N/M
Bernd Leukert (member since January 1, 2020)	3,065	2,990	2,593	2,419	2,222	3	15	7	9
Alexander von zur Mühlen (member since August 1, 2020)	4,133	3,767	3,412	3,157	1,282	10	10	8	146
Laura Padovani (member since July 1, 2024)	1,112	-	-	-	-	N/M	N/M	N/M	N/M
Rebecca Short (member since May 1, 2021)	2,946	2,674	2,436	1,606	-	10	10	52	N/M
Prof. Dr. Stefan Simon (member since August 1, 2020)	4,118	3,319	2,488	2,446	1,007	24	33	2	143
Olivier Vigneron (member since May 20, 2022)	2,679	2,433	1,508	-	-	10	61	N/M	N/M
Members who left the Management Board before the financial year
Karl von Rohr (member until October 31, 2023	2,425[1]	3,727	3,444	3,235	2,930	(35)	8	6	10
588

Deutsche Bank
Annual Report 2024

	2024	2023	2022	2021	2020		Annual change from 2024 to 2023 in %	Annual change from 2023 to 2022 in %	Annual change from 2022 to 2021 in %	Annual change from 2021 to 2020 in %
Christiana Riley (member until May 17, 2023)	2	2,673	3,653	3,079	3,034		(100)	(27)	19	1
Stuart Lewis (member until May 19, 2023)	388	1,363	2,648	3,079	2,912		(72)	(49)	(14)	6
Frank Kuhnke (member until 30 April 2021)	200	348	1,626[1]	2,264[1]	2,207		(43)	(79)	(28)	3
Werner Steinmüller (member until July 31, 2020)	134	283	283	3,117	2,436		(53)	N/M	(91)	28
Sylvie Matherat (member until July 31, 2019)	2,335[1]	132	134	211	2,719	[1]	N/M	(1)	(36)	(92)
Garth Ritchie (member until July 31, 2019)	1,790[1]	268	268	2,071	4,185	[1]	N/M	N/M	(87)	(51)
Frank Strauß (member until July 31, 2019)	2,668[1]	326	326	326	2,168	[1]	N/M	N/M	N/M	(85)
Nicolas Moreau (member until Dec 31, 2018)	2,736[1]	286	317	299	1,826		N/M	(10)	6	(84)
Dr. Marcus Schenck (member until May 24, 2018)	-	65	65	65	65		N/M	N/M	N/M	N/M
John Cryan (member until April 8, 2018)	4,382[1]	3,312[1]	47	47	47		32	N/M	N/M	N/M
4. Supervisory Board compensation (in € t.)
Current Supervisory Board members
Alexander Wynaendts (member since May 19, 2022)	950	929	496	-	-		2	87	N/M	N/M
Frank Schulze (member since May 17, 2023)	475	277	-	-	-		71	N/M	N/M	N/M
Prof. Dr. Norbert Winkeljohann (member since August 1, 2018)	575	565	521	496	450		2	8	5	10
Susanne Bleidt (member since May 17, 2023)	300	175	-	-	-		71	N/M	N/M	N/M
Mayree Clark (member since May 24, 2018)	450	429	429	450	425		5	N/M	(5)	6
Jan Duscheck (member since August 2, 2016)	300	300	300	271	250		N/M	N/M	11	8
Manja Eifert (member since April 7, 2022)	300	258	117	-	-		16	121	N/M	N/M
Claudia Fieber (member since May 17, 2023)	300	175	-	-	-		71	N/M	N/M	N/M
Sigmar Gabriel (member since March 11, 2020)	300	258	200	200	167		16	29	N/M	20
Florian Haggenmiller (member since January 16, 2024)	275	-	-	-	-		N/M	N/M	N/M	N/M
Timo Heider (member since May 23, 2013)	300	279	308	292	250		8	(9)	5	17
Gerlinde Siebert (member since May 17, 2023)	300	175	-	-	-		71	N/M	N/M	N/M
Yngve Slyngstad (member since May 19, 2022)	300	258	100	-	-		16	158	N/M	N/M
Stephan Szukalski (member until December 31, 2020; member since May 17, 2023)	300	175	-	-	200		71	N/M	N/M	N/M
John Alexander Thain (member since May 24, 2018)	400	317	200	200	200		26	59	N/M	N/M
Jürgen Tögel (member since May 17, 2023)	300	175	-	-	-		71	N/M	N/M	N/M
Michele Trogni (member since May 24, 2018)	450	450	450	392	350		N/M	N/M	15	12
Dr. Dagmar Valcárcel (member since August 1, 2019)	450	450	450	450	425		N/M	N/M	N/M	6
Dr. Theodor Weimer (member since May 20, 2020)	300	258	200	200	108		16	29	N/M	85
Frank Witter (member since May 27, 2021)	450	388	300	142	-		16	29	111	N/M
Former Supervisory Board members
Ludwig Blomeyer-Bartenstein (member until May 17, 2023)	-	125	300	300	300		N/M	(58)	N/M	N/M
589

Deutsche Bank
Annual Report 2024

	2024	2023	2022	2021	2020	Annual change from 2024 to 2023 in %	Annual change from 2023 to 2022 in %	Annual change from 2022 to 2021 in %	Annual change from 2021 to 2020 in %
Detlef Polaschek (member until May 17, 2023)	-	188	450	450	450	N/M	(58)	N/M	N/M
Martina Klee (member until May 17, 2023)	-	83	200	171	150	N/M	(59)	17	14
Birgit Laumen (member until January 12, 2024)	-	175	-	-	-	N/M	N/M	N/M	N/M
Gabriele Platscher (member until May 17, 2023)	-	125	300	300	300	N/M	(58)	N/M	N/M
Bernd Rose (member until May 17, 2023)	-	146	350	321	275	N/M	(58)	9	17
Stefan Viertel (member until May 17, 2023)	-	146	321	242	-	N/M	(55)	33	N/M
Frank Werneke (member until May 17, 2023)	-	125	300	8	-	N/M	(58)	N/M	N/M
Dr. Paul Achleitner (member until May 19, 2022)	-	-	375	871	802	N/M	N/M	(57)	9
Dr. Gerhard Eschelbeck (member until May 19, 2022)	-	-	104	217	150	N/M	N/M	(52)	45
Henriette Mark (member until March 31, 2022)	-	-	63	250	250	N/M	N/M	(75)	N/M
Frank Bsirske (member until October 27, 2021)	-	-	-	250	300	N/M	N/M	N/M	(17)
Gerd Alexander Schütz (member until May 27, 2021)	-	-	-	50	175	N/M	N/M	N/M	(71)
Katherine Garrett-Cox (member until May 20, 2020)	-	-	-	-	100	N/M	N/M	N/M	N/M

1 Including Termination Benefits

590

Deutsche Bank
Annual Report 2024

Independent auditor’s report

To Deutsche Bank Aktiengesellschaft, Frankfurt am Main

We have audited the attached remuneration report of Deutsche Bank Aktiengesellschaft, Frankfurt am Main, prepared to comply with Sec. 162 AktG [“Aktiengesetz”: German Stock Corporation Act] for the fiscal year from 1 January 2024 to 31 December 2024 and the related disclosures. We have not audited the content of the disclosures in section “Compensation of the employees” where they go beyond the scope of Sec. 162 AktG.

Responsibilities of the executive directors and the supervisory board

The executive directors and supervisory board of Deutsche Bank Aktiengesellschaft are responsible for the preparation of the remuneration report and the related disclosures in compliance with the requirements of Sec. 162 AktG. In addition, the executive directors and supervisory board are responsible for such internal control as they determine is necessary to enable the preparation of a remuneration report and the related disclosures that are free from material misstatement, whether due to fraud (i.e., fraudulent financial reporting and misappropriation of assets) or error.

Auditor’s responsibility

Our responsibility is to express an opinion on this remuneration report and the related disclosures based on our audit. We conducted our audit in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the remuneration report and the related disclosures are free from material misstatement, whether due to fraud or error.

An audit involves performing procedures to obtain audit evidence about the amounts in the remuneration report and the related disclosures. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the remuneration report and the related disclosures, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation of the remuneration report and the related disclosures in order to plan and perform audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the accounting policies used and the reasonableness of accounting estimates made by the executive directors and supervisory board, as well as evaluating the overall presentation of the remuneration report and the related disclosures.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, on the basis of the knowledge obtained in the audit, the remuneration report for the fiscal year from 1 January 2024 to 31 December 2024 and the related disclosures comply, in all material respects, with the financial reporting provisions of Sec. 162 AktG. We do not express an opinion on the content of the abovementioned disclosures of the remuneration report that go beyond the scope of Sec. 162 AktG.

591

Deutsche Bank
Annual Report 2024

Other matter – formal audit of the remuneration report

The audit of the content of the remuneration report described in this auditor’s report comprises the formal audit of the remuneration report required by Sec. 162 (3) AktG and the issue of a report on this audit. As we are issuing an unqualified opinion on the audit of the content of the remuneration report, this also includes the opinion that the disclosures pursuant to Sec. 162 (1) and (2) AktG are made in the remuneration report in all material respects.

Eschborn/Frankfurt am Main, 10 March 2025

EY GmbH & Co. KG

Wirtschaftsprüfungsgesellschaft

LöskenMai

Wirtschaftsprüfer Wirtschaftsprüfer
[German Public Auditor] [German Public Auditor]

592

Deutsche Bank
Annual Report 2024

Compensation of the employees (unaudited)

The content of the 2024 Employee Compensation Report is based on the qualitative and quantitative remuneration disclosure requirements outlined in Article 450 No. 1 (a) to (j) Capital Requirements Regulation (CRR) in conjunction with Section 16 of the Remuneration Ordinance for Institutions (Institutsvergütungsverordnung – InstVV).

This Compensation Report takes a group-wide view and covers all consolidated entities of the Deutsche Bank Group. In accordance with regulatory requirements, equivalent reports for 2024 are prepared for BHW Bausparkasse AG classified as Significant Institution in the meaning of the German Banking Act as well as for other subsidiaries within Deutsche Bank Group in accordance with local regulatory requirements.

Regulatory environment

Ensuring compliance with regulatory requirements is an overarching consideration in the bank’s Group Compensation Strategy. The bank strives to be at the forefront of implementing regulatory requirements with respect to compensation and will continue to maintain a close exchange with its prudential supervisor, the European Central Bank (ECB), to be in compliance with all existing and new requirements.

As an EU-headquartered institution, Deutsche Bank is subject to the Capital Requirements Regulation/Directive (CRR/CRD) globally, as transposed into German national law in the German Banking Act and InstVV. These rules are applied to all of Deutsche Bank subsidiaries and branches world-wide to the extent required in accordance with Section 27 InstVV. As a Significant Institution within the meaning of the German Banking Act, Deutsche Bank identifies all employees whose work is deemed to have a material impact on the overall risk profile (Material Risk Takers or MRTs) in accordance with the criteria stipulated in the German Banking Act and in the Commission Delegated Regulation 2021/923. MRT identification is performed for Deutsche Bank Group as well as for institutions in the EU at institutional level.

Taking into account more specific sectorial legislation and in accordance with InstVV, some of Deutsche Bank’s subsidiaries (in particular within the DWS Group) fall under sector specific remuneration rules, such as the Alternative Investments Fund Managers Directive (AIFMD), the Undertakings for Collective Investments in Transferable Securities Directive (UCITS) and the Investment Firm Directive (IFD) including the applicable local transpositions. MRTs are also identified in these subsidiaries. Identified employees are subject to the remuneration provisions outlined in the applicable Guidelines on sound remuneration policies published by the European Securities and Markets Authority (ESMA) and the European Banking Authority (EBA).

Deutsche Bank takes into account the regulations targeted at employees who engage directly or indirectly with the bank’s clients, for instance as per the local transpositions of the Markets in Financial Instruments Directive II – MiFID II. Accordingly, specific provisions for employees deemed to be Relevant Persons are implemented with a view to ensuring that they act in the best interest of the bank’s clients.

Where applicable, Deutsche Bank is also subject to specific rules and regulations implemented by local regulators. Many of these requirements are aligned with the InstVV. However, where variations are apparent, proactive and open discussions with regulators have enabled the bank to follow the local regulations whilst ensuring that any impacted employees or locations remain within the bank’s overall Group Compensation Framework. This includes, amongst others, the compensation structures applied to Covered Employees in the United States under the requirements of the Federal Reserve Board as well as the requirements related to compensation recovery for executive officers in the event of an accounting restatement as required by the U.S. Securities and Exchange Commission. In any case, the InstVV requirements are applied as minimum standards globally.

593

Deutsche Bank
Annual Report 2024

Compensation governance

Deutsche Bank has a robust governance structure enabling it to operate within the clear parameters of its Compensation Strategy and Policy. In accordance with the German two-tier board structure, the Supervisory Board governs the compensation of the Management Board members while the Management Board oversees compensation matters for all other employees in the Group. Both the Supervisory Board and the Management Board are supported by specific committees and functions, in particular the Compensation Control Committee (CCC), the Compensation Officer, and the Senior Executive Compensation Committee (SECC).

In line with their responsibilities, the bank’s control functions as per InstVV are involved in the design and application of the bank’s remuneration systems, in the identification of MRTs and in determining the total amount of Variable Compensation. This includes assessing the impact of employees’ behavior and the business-related risks, performance criteria, granting of remuneration and severances as well as ex-post risk adjustments.

Reward governance structure

1 Does not comprise a complete list of Supervisory Board Committees

Compensation Control Committee (CCC)

The Supervisory Board has set up the CCC to support in establishing and monitoring the structure of the compensation system for the Management Board Members of Deutsche Bank AG. Furthermore, the CCC monitors the appropriateness of the compensation systems for the employees of Deutsche Bank Group, as established by the Management Board and the SECC. The CCC reviews whether the total amount of variable compensation is affordable and set in accordance with the risk, capital and liquidity situation as well as in alignment with the business and risk strategies. Furthermore, the CCC supports the Supervisory Board in monitoring the bank’s MRT identification process.

Further details, including the composition and the number of meetings held, can be found in the Report of the Supervisory Board within this Annual Report.

Compensation Officer

The Management Board, in cooperation with the CCC, has appointed a Group Compensation Officer to support the Supervisory Boards of Deutsche Bank AG and of the bank’s Significant Institutions in Germany in performing their compensation related duties. The Compensation Officer is involved in the conceptual review, development, monitoring and application of the employees’ compensation systems, the MRT identification and remuneration disclosures on an ongoing basis. The Compensation Officer performs all relevant monitoring obligations independently, provides an assessment on the appropriateness of the design and strategy of the compensation systems for employees at least annually and regularly supports and advises the CCC.

594

Deutsche Bank
Annual Report 2024

Senior Executive Compensation Committee (SECC)

The SECC is a delegated committee established by the Management Board which has the mandate to develop sustainable compensation principles, to prepare recommendations on Total Compensation levels and to ensure appropriate compensation governance and oversight. The SECC establishes the Compensation and Benefits Strategy, Policy and corresponding guiding principles. Moreover, using quantitative and qualitative factors, the SECC assesses Group and divisional performance as a basis for compensation decisions and makes recommendations to the Management Board regarding the total amount of annual variable compensation and its allocation across business divisions and infrastructure functions.

In order to maintain its independence, only representatives from infrastructure and control functions who are not aligned to any of the business divisions are members of the SECC. In 2024, the SECC’s membership comprised of the DB AG Management Board member responsible for Human Resources and the Chief Financial Officer as Co-Chairpersons, the Head of Compliance, the Head of Human Resources and the Head of Performance & Reward as well as an additional representative from both Finance and Risk as voting members. The Compensation Officer and an additional representative from Finance participated as non-voting members. The SECC generally meets on a monthly basis but with more frequent meetings during the compensation determination process. It held 19 meetings in total with regard to the compensation process for the performance year 2024.

Compensation and Benefits Strategy

Deutsche Bank recognizes that its compensation framework plays a vital role in supporting its strategic objectives. It enables the bank to attract and retain the individuals required to achieve the bank’s objectives. The Compensation and Benefits Strategy is built on three core pillars (Principles, Performance and Processes as outlined below) that support the bank’s global, client-centric business and risk strategy, reinforced by safe and sound compensation practices that operate within the bank’s profitability, solvency and liquidity position.

595

Deutsche Bank
Annual Report 2024

Group Compensation Framework

The compensation framework, generally applicable globally across all regions and business lines, emphasizes an appropriate balance between Fixed Pay (FP) and Variable Compensation (VC) – together forming Total Compensation (TC). It aligns incentives for sustainable performance at all levels of Deutsche Bank whilst ensuring the transparency of compensation decisions and their impact on shareholders and employees. The underlying principles of Deutsche Bank’s Compensation Framework are applied to all employees equally and are supported by the key principle ‘equal pay for equal work or work of equal value’ and the necessity for equal opportunities, irrespective of differences in, e.g., tenure, gender or ethnicity.

Pursuant to CRD and the requirements subsequently adopted in the German Banking Act, Deutsche Bank is subject to a maximum ratio of 1:1 with regard to fixed-to-variable remuneration components, which was increased to 1:2 for a limited population with shareholder approval on May 22, 2014 with an approval rate of 95.27%, based on valid votes by 27.68% of the share capital represented at the Annual General Meeting. Control Functions as defined by InstVV, comprising Risk, Compliance and Anti-Financial Crime, Group Audit and the Group Compensation Officer and his Deputy, are subject to a maximum ratio of 2:1. Employees in certain infrastructure functions should continue to be subject to a maximum ratio of 1:1.

With effect from 2024 the bank amended and simplified its compensation framework by ensuring all employees are eligible for individual VC, by incorporating the former Group VC Component into the overall VC pool determination, and by removing both Reference Total Compensation and Recognition Awards. To maintain an appropriate balance between FP and VC, the bank implemented a more standardized VC orientation concept with orientation values based on division, profession and seniority that indicate the average expected VC as a percentage value of FP.

Fixed Pay is the key and primary compensation element for most employees globally. It is a fixed regular payment based on transparent and predetermined conditions. It is delivered either in the form of base salary and where applicable local specific fixed pay allowances. Fixed Pay reflects the value of the individual role and function within the organization, regional and divisional specifics and rewards the factors an employee brings to the organization such as qualification, skills and experience required for the role in line with remuneration levels in the specific geographic location and level of responsibility.

Variable Compensation is a discretionary compensation component that reflects Group, Divisional risk-adjusted financial and non-financial performance as well as individual contributions. It acknowledges that employees contribute towards the success of their Division and the Group as a whole. At the same time, VC allows the bank to differentiate individual contributions and to drive behavior and conduct through an incentive system that can positively influence culture and the achievement of the bank’s strategic objectives and to apply consequences for falling below the standards of delivery, behavior and conduct by reducing the VC.

In the context of InstVV, severance payments are considered variable compensation. The bank’s severance framework ensures full alignment with the respective InstVV requirements.

Employee benefits are considered FP from a regulatory perspective, as they have no direct link to performance or discretion. They are granted in accordance with applicable local market practices and requirements. Pension expenses represent the main element of the bank’s benefits portfolio globally.

Total Compensation (TC) is made up of defined Fixed Pay, Variable Compensation and is supplemented by benefits.

596

Deutsche Bank
Annual Report 2024

Employee groups with specific compensation structures

For some areas of the bank, compensation structures deviate in some aspects from the Group Compensation Framework outlined above, but within regulatory boundaries.

Postbank units

While executive staff of former Postbank generally follow the remuneration structure of Deutsche Bank, the compensation for any other staff in Postbank units is based on specific frameworks agreed with trade unions or with the respective workers’ councils. Where no collective agreements exist, compensation is subject to individual contracts. In general, non-executive and tariff staff in Postbank units receive VC, but the structure and portion of VC can differ between legal entities.

DWS

DWS asset management entities and employees fall under AIFMD, UCITS or IFD regulation, with only a very limited number of employees remain in scope of the bank’s Group InstVV requirements. DWS has established its own compensation governance, policy, and structures, as well as Risk Taker identification process in line with its regulatory requirements. These structures and processes are aligned with InstVV where required but tailored towards the Asset Management business. Pursuant to the ESMA/EBA Guidelines, DWS’s compensation strategy is designed to ensure an appropriate ratio between fixed and variable compensation.

Generally, DWS applies remuneration rules that are equivalent to the Deutsche Bank Group approach, but use DWS Group-related parameters, where possible. Notable deviations from the Group Compensation Framework include the use of share-based instruments linked to DWS shares and fund-linked instruments. These serve to improve the alignment of employee compensation with DWS’ shareholders’ and investors’ interests.

Tariff staff

Tariff staff are either subject to a collective agreement (Tarifvertrag für das private Bankgewerbe und die öffentlichen Banken), as negotiated between trade unions and employer associations, or subject to agreements as negotiated with the respective trade unions directly. The remuneration of tariff staff is included in the quantitative disclosures in this Report.

597

Deutsche Bank
Annual Report 2024

Determination of performance-based variable compensation

The bank puts a strong focus on its governance related to compensation decision-making processes. A robust set of rule-based principles for compensation decisions with close links to the performance of both businesses and individuals were applied.

The total amount of VC for any given performance year is derived from an assessment of the bank’s profitability, solvency, and liquidity position (affordability assessment), Group performance and the performance of divisions and infrastructure functions in support of achieving the bank’s strategic objectives.

In a first step, Deutsche Bank assesses the bank’s affordability as well as other limitations (such as cost constraints) to determine what the bank “can” award in line with regulatory and internal requirements. In the next step, the bank assesses divisional risk-adjusted performance, i.e. what the bank “should” award in order to provide an appropriate compensation for contributions to the bank’s success. The proportion of the VC pools related to Group performance, which has a weighting of 25%, is determined based on the performance of a selected number of Group’s Key Performance Indicators (KPIs), including Common Equity Tier 1 (CET 1) Capital Ratio, Cost/Income Ratio (CIR), Post-Tax Return on Tangible Equity (RoTE), ESG: Environmental - Sustainable Financing and ESG Investments, Social - Gender Diversity and Governance - Audit Control Risk Management Grade.

When assessing divisional performance, a range of considerations are referenced. Performance is assessed in the context of financial and – based on Balanced Scorecards – non-financial targets. To ensure that performance is reviewed in its entirety and that consideration is also given to criteria that are difficult to evaluate with a solely formulaic approach, the SECC additionally conducts a qualitative review. Following the quantitative calculation of the combined performance assessed VC pools, the SECC will review a set of pre-defined qualitative criteria related to both financial and non-financial performance and may decide to apply a maximum 10 percentage points up or down overlay on the divisional performance assessment. The financial targets for front-office divisions are subject to appropriate risk-adjustment, in particular by referencing the degree of future potential risks to which Deutsche Bank may be exposed, and the amount of capital required to absorb severe unexpected losses arising from these risks. For the infrastructure functions, the financial performance assessment is mainly based on the achievement of cost targets. While the allocation of VC to infrastructure functions, and in particular to control functions, depends on both Deutsche Bank’s overall and their own performance, it is not dependent on the performance of the division(s) that these functions oversee.

At the level of the individual employee, the VC Guiding Principles are established, which detail the factors and metrics that managers need to take into account when making VC decisions. In doing so, they must fully appreciate the risk-taking activities of individuals to ensure that VC allocations are balanced and risk-taking is not inappropriately incentivized. The factors and metrics to be considered include, but are not limited to, (i) business delivery (“What”), i.e. quantitative and qualitative financial, risk-adjusted and non-financial performance metrics, and (ii) behavior (“How”), i.e. culture, conduct and control considerations such as qualitative inputs from control functions or disciplinary sanctions. VC setting recommendations help managers to translate individual performance (“What” and “How”) into appropriate pay outcomes. Generally, performance is assessed based on a one-year period. However, for Management Board members of all Significant Institutions, a performance period of three years is taken into account.

598

Deutsche Bank
Annual Report 2024

Variable compensation structure

The compensation structures are designed to provide a mechanism that promotes and supports long-term performance of employees and the bank. Whilst a portion of VC is paid upfront, these structures require that an appropriate portion is deferred to ensure alignment to the sustainable performance of the Group. For both parts of VC, Deutsche Bank shares are used as instruments and as an effective way to align compensation with Deutsche Bank’s sustainable performance and the interests of shareholders.

The bank continues to go beyond regulatory requirements with the scope as well as the amount of VC that is deferred and the minimum deferral periods for certain employee groups. The deferral rate and period are determined based on the risk categorization of the employee as well as the business unit. Where applicable, the bank starts to defer parts of variable compensation for MRTs where VC is set at or above € 50,000 or where VC exceeds 1/3 of TC. For non-MRTs, deferrals start at higher levels of VC. MRTs are on average subject to deferral rates in excess of the minimum 40% (60% for Senior Management) as required by InstVV. For MRTs in Material Business Units (MBU) the bank applies a deferral rate of at least 50%. The VC threshold for MRTs requiring at least 60% deferral is set at € 500,000. Moreover, for all employees whose FP exceeds the amount of € 500,000, the full amount of the VC is deferred.

As detailed in the table below, deferral periods range from three to five years, dependent on employee groups.

Overview of 2024 award types (excluding DWS Group)

Award Type	Description	Beneficiaries	Deferral Period	Retention Period	Portion

Upfront: Cash VC	Upfront cash	All eligible employees	N/A	N/A	100% of VC, except employees with deferred awards
Upfront: Equity Upfront Award (EUA)	Upfront equity (linked to Deutsche Bank’s share price over the retention period)	MRTs with VC ≥ € 50,000 or where VC exceeds 1/3 of TC Non-MRTs with deferred awards where 2024 TC > € 500,000	N/A	12 months	50% of upfront VC
Deferred: Restricted Incentive Award (RIA)	Deferred cash	All employees with deferred VC	Equal tranche vesting: MRTs: 4 years Senior Mgmt.[1]: 5 years Non-MRTs: 3 years	N/A	50% of deferred VC
Deferred: Restricted Equity Award (REA)	Deferred equity (linked to Deutsche Bank’s share price over the vesting and retention period)	All employees with deferred VC	Equal tranche vesting: MRTs: 4 years Senior Mgmt.[1]: 5 years Non-MRTs: 3 years	12 months for MRTs	50% of deferred VC

N/A – Not applicable

1 For the purpose of Performance Year 2024 annual awards, Senior Management is defined DB AG MB-1 positions; incumbents of MB-2 positions in IB and CB reporting to Head of CB and Co-Heads of IB; further individuals with significant business responsibilities; MB members of Significant Institutions in the meaning of the German Banking Act; respective MB-1 positions with managerial responsibility; for the specific deferral rules for the Management Board of Deutsche Bank AG refer to the Compensation Report for the Management Board

Employees are not allowed to sell, pledge, transfer or assign a deferred award or any rights in respect to the award. They may not enter into any transaction having an economic effect of hedging any variable compensation, for example offsetting the risk of price movement with respect to the equity-based award. The Human Resources and Compliance functions, overseen by the Compensation Officer, work together to monitor employee trading activity and to ensure that all employees comply with this requirement.

599
Deutsche Bank
Annual Report 2024

Ex-post risk adjustment of variable compensation

In line with regulatory requirements relating to ex-post risk adjustment of variable compensation, the bank believes that a long-term view on conduct and performance of its employees is a key element of deferred VC. As a result, under the Management Board’s oversight, all deferred awards are subject to performance conditions and forfeiture provisions as detailed below.

Overview on Deutsche Bank Group performance conditions and forfeiture provisions of variable compensation granted for Performance Year 2024

1 Considering clearly defined and governed adjustments for relevant Profit and Loss items (e.g., business restructurings; impairments of goodwill or intangibles)

2 Only applicable to InstVV MRTs in front office divisions

3 Other provisions may apply as outlined in the respective plan rules

600

Deutsche Bank
Annual Report 2024

Compensation decisions for 2024

Year-end considerations and decisions for 2024

All compensation decisions are made within the boundaries of regulatory requirements. These requirements form the overarching framework for determining compensation at Deutsche Bank. In particular, management must ensure that compensation decisions are not detrimental to maintaining the bank’s sound capital base and liquidity reserves.

In 2024, Deutsche Bank successfully navigated an environment marked by persistent geopolitical uncertainties and macroeconomic challenges. The bank demonstrated its operating strength by delivering a pre-tax profit of € 5.3 billion while simultaneously absorbing nonoperating costs of € 2.6 billion consisting primarily of litigation charges relating largely to longstanding matters, thereby reducing the risk profile of the bank. The bank’s resilient operating performance reflects the successful execution of its Global Hausbank business model.

The bank’s employees delivered sustained business growth, with revenues exceeding € 30 billion, together with volume growth and market share gains in key business segments, while assets under management rose to record levels. This, combined with operating cost discipline, enabled Deutsche Bank to maintain strong capital levels while simultaneously increasing capital distributions to shareholders, including a 50% rise in the dividend proposed for 2024. Deutsche Bank’s 2024 compensation decisions reflect its commitment to recognize appropriately the contributions of its employees and set fair and competitive compensation levels while also maintaining cost discipline, investing further in business growth and controls, sustaining capital and balance sheet strength, and enabling continued growth in returns to shareholders. The SECC continuously monitored potential VC awards with due consideration to these priorities throughout the year.

With due consideration for all these factors, the Management Board determined that the bank is in a position to award variable compensation, including a year-end performance-based VC pool, of € 2.514 billion for 2024 (2023: € 1.996 billion). The increase of Year-end performance-based VC as well as the decrease of Other VC is due to a combination of factors. The replacement of Recognition Awards by individual VC for a significant number of employees of lower seniority levels, as part of the new compensation framework, accounts for a portion; the strong performance of the Investment Bank also contributes to the increase of Year-end performance-based VC.

The VC for the Management Board of Deutsche Bank AG was determined, as always, by the Supervisory Board in a separate process, but is included in the tables and charts below.

Compensation awards for 2024 – all employees

	2024									2023
in € m. (unless stated otherwise)¹	Super- visory Board²	Mana- gement Board[3]	CB3	IB3	PB3	AM3	Control Func- tions[3]	Corporate Func- tions[3]	Group Total	Group Total
Number of employees (full-time equivalent)	21	10	16,032	7,998	24,879	4,575	7,052	29,208	89,753	90,130
Total compensation	8	75	1,410	2,611	2,462	794	865	2,838	11,056	10,324
Base salary and allowances	8	27	1,031	1,320	1,876	486	689	2,177	7,606	7,421
Pension expenses	0	5	71	71	91	37	52	146	474	440
Fixed Pay according to § 2 InstVV	8	33	1,102	1,391	1,968	523	741	2,323	8,081	7,861
Year-end performance-based VC4	0	42	261	1,181	314	235	92	390	2,514	1,996
Other VC4	0	1	1	7	25	17	1	4	55	133
Severance payments	0	0	47	32	156	19	31	121	405	334
Variable Pay according to § 2 InstVV	0	42	308	1,219	495	271	124	516	2,975	2,463

1 The table may contain marginal rounding differences; FTE (full-time equivalent) as of December 31, 2024; shows remuneration awarded to all employees (including 2024 leavers)

2 Supervisory Board represents the Supervisory Board Members of Deutsche Bank AG (they are not considered for the Group Total number of employees); employee representatives are considered with their compensation for the Supervisory Board role only (their employee compensation is included in the relevant divisional column); the remuneration for members of the Deutsche Bank AG Supervisory Board is not reflected in the Group Total

3 Management Board represents the Management Board Members of Deutsche Bank AG; IB = Investment Bank; CB = Corporate Bank; PB = Private Bank; AM = Asset Management (DWS); Control Functions include Chief Risk Office, Group Audit, Compliance and Anti-Financial Crime; Corporate Functions include any Infrastructure function which is neither captured as a Control Function nor part of any division

4 Year-end performance-based VC considers the newly introduced LTI Plan for Management Board members of Deutsche Bank AG set up for the performance period 2024-2026, which during the “transition phase” is shown with the target amount; other VC includes other contractual VC commitments such as sign-on awards, retention awards and specific VC elements for tariff staff and civil servants; it also includes fringe benefits awarded to Management Board Members of Deutsche Bank AG which are to be classified as variable remuneration; the table does not include new hire replacement awards for lost entitlements from previous employers (buyouts)

601

Deutsche Bank
Annual Report 2024

Reported year-end performance-based variable compensation and deferral rates year over year – all employees

Deferral rate in %
€4 bn
€3 bn
€2 bn
€1 bn
€0 bn
49%
28%
42%
37%
36%
47%
48%
45%
43%
46%
2.4
0.5
2.2
1.9
1.6
1.9
2.1
2.1
2.0
2.5
1.2
1.2
0.4
0.1
1.3
0.9
1.2
0.7
1.0
0.6
1.0
0.9
1.1
1.0
1.2
1.0
1.1
0.9
1.4
1.2
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Deferred Compensation
Upfront Cash

Due to rounding, numbers presented may not add up precisely to the totals.

Deutsche Bank continues to apply deferral structures that go beyond the regulatory minimum, resulting in an overall deferral rate (all employees including non-MRT population) of 46% in 2024 (compared to 43% in 2023). For the MRT population only, the deferral rate amounts to 92% (compared to 91% in 2023).

602

Deutsche Bank
Annual Report 2024

Material Risk Taker compensation disclosure

On a global basis, 1,451 employees were identified as MRTs according to CRD/InstVV for financial year 2024, compared to 1,477 employees for 2023. The number of 2024 Group MRTs amounts to 1,213 individuals. Moreover, 292 individuals were identified at an institutional level (thereof 54 Group MRTs). The remuneration elements for all those MRTs on a consolidated basis are detailed in the tables below in accordance with Article 450 CRR. Where applicable, the EU REM tables display the prescribed business lines as per Annex XXXIII of Regulation No 575/2013.

With regard to deferral arrangements and pay-out instruments, 86 MRTs, whose total remuneration amounts to € 16.8 million (thereof € 5.7 million variable remuneration including severance payments) benefit from a derogation laid down in Article 94(3) CRD point (a) and 63 MRTs, whose total remuneration amounts to € 15.3 million (thereof € 5.5 million variable remuneration including severance payments) benefit from a derogation laid down in Article 94(3) CRD point (b).

Remuneration for 2024 - Material Risk Takers (REM 1)

		2024
	in € m. (unless stated otherwise)¹	Super- visory Board²	Manage- ment Board[3]	Senior Management[4]	Other Material Risk Takers	Group Total
Fixed Pay	Number of MRTs[5]	21	10	224	1,020	1,275
	Total Fixed Pay	8	33	166	653	860
	of which: cash-based	8	29	160	621	818
	of which: shares or equivalent ownership interests	0	0	0	0	0
	of which: share-linked instruments or equivalent non-cash instruments	0	0	0	0	0
	of which: other instruments	0	0	0	0	0
	of which: other forms	0	4	6	32	42
Variable Pay	Number of MRTs[5]	0	10	223	984	1,217
	Total Variable Pay[6]	0	42	171	667	881
	of which: cash-based	0	9	92	351	451
	of which: deferred	0	0	75	269	344
	of which: shares or equivalent ownership interests	0	34	75	316	426
	of which: deferred	0	26	73	269	368
	of which: share-linked instruments or equivalent non-cash instruments	0	0	4	0	4
	of which: deferred	0	0	3	0	3
	of which: other instruments	0	0	1	0	1
	of which: deferred	0	0	1	0	1
	of which: other forms	0	0	0	0	0
	of which: deferred	0	0	0	0	0
	Total Pay	8	75	338	1,321	1,741

1 The table may contain marginal rounding differences

2 Supervisory Board represents the Supervisory Board Members of Deutsche Bank AG

3 Management Board represents the Management Board Members of Deutsche Bank AG

4 Senior Management is defined as Deutsche Bank AG MB-1 positions; incumbents of MB-2 positions in IB and CB reporting to Head of CB and Co-Heads of IB; further individuals with significant business responsibilities; MB members of institutions required to identify MRTs at a solo institutional level and respective MB-1 positions with managerial responsibility

5 Beneficiaries only as of December 31, 2024 (HC reported for Supervisory Board and Management Board, FTE reported for the remaining part); therefore, the totals do not add up to the 1,451 individuals identified as MRTs; shows remuneration awarded to all MRTs (including 2024 leavers)

6 Variable Pay includes Deutsche Bank´s Year-end performance-based VC for 2024, other VC and severance payments; it also includes fringe benefits awarded to Management Board Members of Deutsche Bank AG which are to be classified as variable remuneration, and considers the newly introduced LTI Plan for Management Board members of Deutsche Bank AG set up for the performance period 2024-2026, which during the “transition phase” is shown with the target amount; the table does not include new hire replacement awards for lost entitlements from previous employers (buyouts)

Guaranteed variable remuneration and severance payments - Material Risk Takers (REM 2)

	2024
in € m. (unless stated otherwise)¹	Super- visory Board²	Manage- ment Board[3]	Senior Management[4]	Other Material Risk Takers	Group Total
Guaranteed variable remuneration awards
Number of MRTs[5]	0	0	4	2	6
Total amount	0	0	6	9	15
of which: paid during financial year, not taken into account in bonus cap	0	0	3	8	10
Severance payments awarded in previous periods, paid out during financial year
Number of MRTs[5]	0	0	0	0	0
Total amount	0	0	0	0	0
Severance payments awarded during financial year
Number of MRTs[5]	0	0	8	69	77
Total amount[6]	0	0	8	34	42
of which: paid during financial year	0	0	8	32	40
of which: deferred	0	0	0	2	2
of which: paid during financial year, not taken into account in bonus cap	0	0	8	32	40
of which: highest payment that has been awarded to a single person	0	0	2	3	3

1 The table may contain marginal rounding differences

2 Supervisory Board represents the Supervisory Board Members of Deutsche Bank AG

3 Management Board represents the Management Board Members of Deutsche Bank AG

4 Senior Management is defined as Deutsche Bank AG MB-1 positions; incumbents of MB-2 positions in IB and CB reporting to Head of CB and Co-Heads of IB; further individuals with significant business responsibilities; MB members of institutions required to identify MRTs at a solo institutional level and respective MB-1 positions with managerial responsibility

5 Beneficiaries only (HC reported for all categories)

603

Deutsche Bank
Annual Report 2024

Deferred remuneration - Material Risk Takers (REM 3)

	2024
in € m. (unless stated otherwise)¹	Total amount of deferred remuneration awarded for previous performance periods	Of which due to vest in the financial year	Of which vesting in subsequent financial years	Amount of performance adjustment made in the financial year to deferred remuneration that was due to vest in the financial year	Amount of performance adjustment made in the financial year to deferred remuneration that was due to vest in future performance years	Total amount of adjustment during the financial year due to ex post implicit adjustments[5]	Total amount of deferred remuneration awarded before the financial year actually paid out in the financial year[6]	Total of amount of deferred remuneration awarded for previous performance period that has vested but is subject to retention periods
Supervisory Board[2]	0	0	0	0	0	0	0	0
Cash-based	0	0	0	0	0	0	0	0
Shares or equivalent ownership interests	0	0	0	0	0	0	0	0
Share-linked instruments or equivalent non-cash instruments	0	0	0	0	0	0	0	0
Other instruments	0	0	0	0	0	0	0	0
Other forms	0	0	0	0	0	0	0	0
Management Board[3]	124	18	106	0	0	26	18	11
Cash-based	55	7	48	0	0	0	7	0
Shares or equivalent ownership interests	69	11	58	0	0	26	11	11
Share-linked instruments or equivalent non-cash instruments	0	0	0	0	0	0	0	0
Other instruments	0	0	0	0	0	0	0	0
Other forms	0	0	0	0	0	0	0	0
Senior management[4]	374	77	297	0	0	69	77	38
Cash-based	183	38	145	0	0	0	38	0
Shares or equivalent ownership interests	183	38	144	0	0	68	38	37
Share-linked instruments or equivalent non-cash instruments	6	1	5	0	0	1	1	1
Other instruments	2	0	2	0	0	0	0	0
Other forms	0	0	0	0	0	0	0	0
Other Material Risk Takers	1,472	369	1,102	0	1	256	366	141
Cash-based	725	180	545	0	1	0	179	0
Shares or equivalent ownership interests	746	189	557	0	1	256	187	141
Share-linked instruments or equivalent non-cash instruments	1	0	0	0	0	0	0	0
Other instruments	0	0	0	0	0	0	0	0
Other forms	0	0	0	0	0	0	0	0
Total amount	1,970	465	1,505	0	1	351	461	190

1 The table may contain marginal rounding differences

2 Supervisory Board represents the Supervisory Board Members of Deutsche Bank AG

3 Management Board represents the Management Board Members of Deutsche Bank AG

4 Senior Management is defined as Deutsche Bank AG MB-1 positions; incumbents of MB-2 positions in IB and CB reporting to Head of CB and Co-Heads of IB; further individuals with significant business responsibilities; MB members of institutions required to identify MRTs at a solo institutional level and respective MB-1 positions with managerial responsibility

5 Changes of value of deferred remuneration due to the changes of prices of instruments

6 Defined as remuneration awarded before the financial year which vested in the financial year (including where subject to a retention period)

604

Deutsche Bank
Annual Report 2024

Remuneration of high earners – Material Risk Takers (REM 4)

	2024	2023
in €	Number of individuals	Number of individuals
Total Pay[1]
1,000,000 to 1,499,999	331	290
1,500,000 to 1,999,999	125	88
2,000,000 to 2,499,999	59	53
2,500,000 to 2,999,999	48	16
3,000,000 to 3,499,999	25	8
3,500,000 to 3,999,999	14	14
4.000,000 to 4,499,999	6	11
4,500,000 to 4,999,999	5	1
5,000,000 to 5,999,999	9	4
6,000,000 to 6,999,999	3	8
7,000,000 to 7,999,999	12	5
8,000,000 to 8,999,999	3	4
9,000,000 to 9,999,999	3	2
10,000,000 to 10,999,999	3	0
14,000,000 to 14,999,999	0	1
17,000,000 to 17,999,999	1	0
Total	647	505

1 Includes all components of FP and VC (including severances); buyouts are not included

In total, 647 MRTs received a Total Pay of € 1 million or more for 2024. This increase is mainly driven by the greater allocation of the variable compensation pool to the Investment Bank in recognition of its strong performance.

Compensation awards 2024 – Material Risk Takers (REM 5)

	Management Body Remuneration			Business Areas
in € m. (unless stated otherwise)¹	Super- visory Board[2]	Manage- ment Board[2]	Total Manage- ment Body	Invest- ment Banking[2]	Retail Banking[2]	Asset Manage- ment[2]	Corporate Functions[2]	Control Functions[2]	Total
Total number of Material Risk Takers[3]									1,275
of which: Management Body	21	10	31	N/A	N/A	N/A	N/A	N/A	N/A
of which: Senior Management[4]	N/A	N/A	N/A	27	76	5	79	38	224
of which: Other Material Risk Takers	N/A	N/A	N/A	582	224	0	130	84	1,020
Total Pay of Material Risk Takers	8	75	83	1,095	295	15	177	77	1,741
of which: variable pay[5]	0	42	42	588	143	7	76	23	881
of which: fixed pay	8	33	40	507	152	7	100	54	860

1 The table may contain marginal rounding differences

2 Supervisory Board represents the Supervisory Board Members of Deutsche Bank AG, Management Board represents the Management Board Members of Deutsche Bank AG; Investment Banking = Investment Bank; Retail Banking = Private Bank and Corporate Bank; Asset Management = Asset Management (DWS); Control Functions include Chief Risk Office, Group Audit, Compliance and Anti-Financial Crime; Corporate Functions include any Infrastructure function which is neither captured as a Control Function nor part of any division

3 HC as of December 31, 2024 reported for Supervisory Board and Management Board, FTE as of December 31, 2024 reported for the remaining part; therefore, the totals do not add up to the 1,451 individuals identified as MRTs; shows remuneration awarded to all MRTs (including 2024 leavers)

4 Senior Management is defined as Deutsche Bank AG MB-1 positions; incumbents of MB-2 positions in IB and CB reporting to Head of CB and Co-Heads of IB; further individuals with significant business responsibilities; MB members of institutions required to identify MRTs at a solo institutional level and respective MB-1 positions with managerial responsibility

5 Variable Pay includes Deutsche Bank´s Year-end performance-based VC for 2024, other VC and severance payments; it also includes fringe benefits awarded to Management Board Members of Deutsche Bank AG which are to be classified as variable remuneration, and considers the newly introduced LTI Plan for Management Board members of Deutsche Bank AG set up for the performance period 2024-2026, which during the “transition phase” is shown with the target amount; the table does not include new hire replacement awards for lost entitlements from previous employers (buyouts)

605

Deutsche Bank
Annual Report 2024

4-Corporate Governance Statement according to Sections 289f and 315d of the German Commercial Code

613	Compliance with the German Corporate Governance Code
615	Management Board
621	Supervisory Board
636	Related Party Transactions
637	Principal accountant fees and services

606

Deutsche Bank
Annual Report 2024

Compliance with the German Corporate Governance Code

Declaration pursuant to Section 161 German Stock Corporation Act (AktG) (Declaration of Conformity 2024)

In updating the Declaration of Conformity issued on October 25, 2023, the Management Board and Supervisory Board of Deutsche Bank AG published the following Declaration of Conformity on October 28, 2024.

“The Management Board and Supervisory Board of Deutsche Bank Aktiengesellschaft state pursuant to Section 161 German Stock Corporation Act (AktG):

1. The last Declaration of Conformity was issued on October 25, 2023. Since then Deutsche Bank Aktiengesellschaft has complied with the recommendations of the “Government Commission on the German Corporate Governance Code” in the version of the Code dated April 28, 2022, published in the Federal Gazette (Bundesanzeiger) on June 27, 2022, and will continue to will continue with them in the future, with the exception of the following deviation:

The deviation concerns the second sentence of recommendation G.10, according to which long-term variable remuneration components shall be accessible to a Management Board member only after a period of four years, and relates exclusively to the Management Board compensation for the financial years 2021 to 2023.

The compensation system for the Management Board applicable for the period up to December 31, 2023, provided that the long-term component of variable compensation vests over a deferral period of five years. As this involves share-based compensation elements, these are subject to an additional holding period of one year after their vesting. With regard to the structure of the deferral period, the Supervisory Board resolved in February 2022, February 2023 and January 2024 that, for the long-term component of variable compensation in each case relating to the immediately preceding financial year, the Management Board members will be able to dispose over a first part of the long-term component after just three years and over the last part after six years. The Supervisory Board thus remained within the requirements for financial institutions set out in the Remuneration Ordinance for Institutions (Institutsvergütungsverordnung). We do not consider a further tightening of the bank-specific regulatory requirements to be appropriate in the context of the previous compensation system. As in the last two years, we already today declare a deviation from the recommendation, although the Management Board members will not be able to dispose over the first part of the long-term components granted for the 2021, 2022 and 2023 financial years until 2025, 2026 and 2027.

The compensation system applicable as of the 2024 financial year – with regard to Management Board compensation for financial years beginning on or after January 1, 2024 – avoids the deviation from the Code specified above.

2. The German Corporate Governance Code limits the applicability of the Code’s recommendations to the credit institutions and insurance companies to the extent that the recommendations apply to them only insofar as there are no statutory provisions to the contrary. Deutsche Bank Aktiengesellschaft last reported on the statutory regulations and the effects for the Declaration of Conformity in its Corporate Governance Statement in the Annual Report 2023.

Frankfurt am Main, in October 2024

The Management Board	The Supervisory Board
of Deutsche Bank Aktiengesellschaft	of Deutsche Bank Aktiengesellschaft”

607

Deutsche Bank
Annual Report 2024

Inapplicable Code recommendations due to the precedence of statutory provisions

Pursuant to the recommendation in Section F.4 of the German Corporate Governance Code in the version of April 28, 2022, companies subject to special legal regulations shall specify in the Corporate Governance Statement which Code recommendations were not applicable due to over-riding legal stipulations.

For Deutsche Bank Aktiengesellschaft, this currently applies to the recommendation in Section D.5 of the German Corporate Governance Code in the version of April 28, 2022, which states that the Supervisory Board shall form a Nomination Committee which is composed exclusively of shareholder representatives.

Deutsche Bank Aktiengesellschaft, as a supervised credit institution, is subject to the special legal regulations of the German Banking Act (KWG). The Supervisory Board of Deutsche Bank Aktiengesellschaft established a Nomination Committee in accordance with Section 25d (11) of the German Banking Act (KWG) whose tasks are to support the Supervisory Board in the following tasks:

– identifying candidates to fill a position on the Management Board and preparing proposals for the election of members of the Supervisory Board;

– drawing up an objective to promote the representation of the under-represented gender on the Supervisory Board as well as a strategy for achieving this;

– the regular assessment, to be performed at least once a year, of the structure, size, composition and performance of the Management Board and of the Supervisory Board and making recommendations regarding this to the Supervisory Board;

– the regular assessment, to be performed at least once a year, of the knowledge, skills and experience of the individual members of the Management Board and of the Supervisory Board as well as of the respective body collectively; and

– the review of the Management Board’s principles for selecting and appointing persons to the upper management level and the recommendations made to the Management Board in this respect.

The Nomination Committee to be established in accordance with the German Banking Act (KWG) therefore has numerous tasks that go beyond the preparation of the election proposals for the shareholder representatives on the Supervisory Board. A general exclusion of a supervisory board’s employee representatives from a membership on a committee is only admissible, according to prevailing opinion, if there is a material reason for this. Whereas such a material reason can exist for a committee that solely handles the preparation of the proposals to the General Meeting for the election of shareholder representatives, a justification for the exclusion of employee representatives is lacking for a nomination committee with the range of tasks assigned to it by the German Banking Act (KWG). Due to the Nomination Committee’s range of mandatory tasks stipulated by the German Banking Act (KWG) and the inadmissibility of discriminating against employee representatives in the composition of the committees, the recommendation in Section D.4 of the German Corporate Governance Code is therefore not applicable to Deutsche Bank Aktiengesellschaft. Nonetheless, in order to take this recommendation into account, Section 2 (3) of the Terms of Reference for the Nomination Committee provides that the election proposals to the General Meeting are prepared only by the shareholder representatives on the Nomination Committee.

All information presented in this Corporate Governance Statement according to Sections 289f and 315d of the German Commercial Code is as of February 7, 2025.

608

Deutsche Bank
Annual Report 2024

Management Board

Procedures of the Management Board

Pursuant to its legal form as a German stock corporation, Management Board, Supervisory Board and Shareholders’ Meeting are the corporate bodies of Deutsche Bank Aktiengesellschaft. Information on the composition of the Supervisory Board is provided in the section “Objectives for the composition of the Supervisory Board, Profile of Requirements, diversity concept and status of implementation”. The Shareholders’ Meeting elects the shareholder representatives on the Supervisory Board. The Supervisory Board appoints the members of the Management Board and supervises the management.

Deutsche Bank’s Management Board is responsible for the management of the company in accordance with the law, its Articles of Association and the Terms of Reference for the Management Board with the objective of creating sustainable value in the interests of the company. It considers the interests of shareholders, employees, and other company-related stakeholders. The members of the Management Board are collectively responsible for managing the bank’s business including Environmental, Social and Governance (ESG) aspects. The Management Board, as the Group Management Board, manages Deutsche Bank Group in accordance with uniform guidelines; it exercises general control over all Group companies.

The Management Board decides on all matters prescribed by law and the Articles of Association and ensures compliance with the legal requirements and internal guidelines (compliance). It also takes the necessary measures to ensure that adequate internal guidelines are developed and implemented. The Management Board's responsibilities include, in particular, the bank’s strategic management and direction, the allocation of resources, financial accounting and reporting, control and risk management, the proper functioning of the business organization, the systematic identification and assessment of the environmental and social impacts of the company’s operations as well as corporate control. The Management Board decides on the appointments to the senior management level below the Management Board and, in particular, on the appointment of Global Key Function Holders. In appointing people to management functions in the Group, the Management Board takes diversity into account and strives, in particular, to achieve an appropriate representation of women (more detailed information can be found in the Sustainability Statement in the chapter “Own workforce” of the Annual Report 2024). The Management Board works closely together with the Supervisory Board in a cooperative relationship of trust and for the benefit of the company. The Management Board reports to the Supervisory Board at a minimum within the scope prescribed by law or administrative guidelines, in particular on all issues with relevance for the Group concerning strategy, the intended business policy, planning, business development, risk situation, risk management, staff development, reputation and compliance.

A comprehensive presentation of the duties, responsibilities and procedures of our Management Board is specified in its Terms of Reference, the current version of which is available on our website (www.db.com/ir/en/documents.htm).

Sustainability

The Management Board exercises oversight of the double materiality assessment process to identify material topics and manage material impacts, risks, and opportunities in accordance with Commission Delegated Regulation (EU) 2023/2772 of July 31, 2023 supplementing Directive 2013/34/EU of the European Parliament and of the Council as regards to the European Sustainability Reporting Standards (ESRS). To ensure adequate oversight of the results of the double materiality assessment, Deutsche Bank has implemented a comprehensive sign-off process involving senior managers and established governance bodies. Initially, Senior Certifying Officers formally signed off on the evaluation results for material topics within their remit. Subsequently, the bank’s Group Sustainability Committee, which serves as the primary governance and decision-making body for sustainability-related matters, approved the final set of material topics. Finally, the results of the double materiality assessment were presented to the Management Board for approval (more detailed information can be found in the Sustainability Statement in the chapter “Double materiality assessment” of the Annual Report 2024).

The results of the double materiality assessment were also presented to the Audit Committee of the Supervisory Board and are laid out in the Sustainability Statement in the Management Report.

609

Deutsche Bank
Annual Report 2024

Business allocation plan

Notwithstanding the principle of collective responsibility, the Management Board’s Business Allocation Plan has allocated individual members responsibility for specific functional area(s) and thus ensures a segregation of duties within the whole organization up to the Management Board. Management Board members are responsible for delegating their duties to subordinate levels of hierarchy and for clearly assigning responsibilities within their own area(a) of functional responsibility. Such delegation is necessary for the proper functioning of the business organization and does not impact the responsibility of Management Board members to adequately oversee delegated duties and tasks. Each individual with delegated responsibilities is responsible for providing adequate information up to the Management Board to enable it to execute its collective responsibilities.

Training of the Management Board

In order to fulfil the requirements for professional suitability, an ongoing system of Management Board training takes place regularly throughout the year. This also covers Environmental, Social and Governance issues, along with numerous topic areas in connection with law, compliance, anti-financial crime, data management, risk management and human resources.

Management Board committees

The Management Board prefers to rely on individually accountable senior managers rather than committees where possible and therefore it generally only establishes committees for issues that require joint decision-making. For certain overarching topics the Management Board has established the following committees and has delegated certain decision-making authority to them for each of the following topics:

610

Deutsche Bank
Annual Report 2024

Personnel changes to the Management Board and the current members of the Management Board

The Management Board of Deutsche Bank AG is made up of ten ‘Executives’. All Management Board members have a contract of service (Dienstvertrag) with Deutsche Bank AG.

The Management Board diversity ratio can be found in the Sustainability Statement in the chapter “Own workforce” of the Annual Report 2024.

The following members of the Management Board were appointed for a three-year period:

– Laura Padovani with effect from July 1, 2024.

– Marcus Chromik with effect from May 1, 2025.

The following information is provided on the current members of the Management Board on the year in which they were born, year in which they were first appointed and year in which their term expires as well as their current positions and area of responsibility according to the current Business Allocation Plan for the Management Board. Also specified are their other board mandates or directorships outside of Deutsche Bank Group as well as all memberships in legally prescribed supervisory boards or other comparable domestic or foreign supervisory bodies of commercial enterprises. Listed companies are marked with an “*”. The Terms of Reference for the Management Board specify that the members of our Management Board generally should not accept the chair of supervisory boards of companies outside Deutsche Bank Group.

Christian Sewing

Year of birth: 1970

First appointed: 2015

Term expires: 2026

Christian Sewing became a member of the Management Board on January 1, 2015, and Chief Executive Officer on April 8, 2018. He is responsible on the Management Board for Corporate Affairs & Strategy as well as Sustainability, Research and Group Audit.

Prior to assuming his role on the Management Board, Mr. Sewing was Global Head of Group Audit and held a number of positions before that in Risk, including Deputy Chief Risk Officer (from 2012 to 2013) and Chief Credit Officer (from 2010 to 2012) of Deutsche Bank.

From 2005 until 2007, Mr. Sewing was a member of the Management Board of Deutsche Genossenschafts-Hypothekenbank.

Before graduating with a diploma from the Bankakademie Bielefeld and Hamburg, Mr. Sewing completed a bank apprenticeship at Deutsche Bank in 1989.

Mr. Sewing does not have any external directorships subject to disclosure.

James von Moltke

Year of birth: 1969

First appointed: 2017

Term expires: 2026

James von Moltke became a member of the Management Board on July 1, 2017, and President as of March 25, 2022. He is Chief Financial Officer and in this function he is responsible for Finance, Group Tax, Treasury and Investor Relations. In July 2023, he took on responsibility for Asset Management (DWS).

Before Mr. von Moltke joined Deutsche Bank, he served as Treasurer of Citigroup. He started his career at the investment bank Credit Suisse First Boston in London in 1992. In 1995, he joined J.P. Morgan, working at the bank for 10 years in New York and Hong Kong. He then worked at Morgan Stanley in New York for four years, where he led the Financial Technology Advisory team globally. Mr. von Moltke joined Citigroup as Head of Corporate Mergers and Acquisitions (M&A) in 2009 and three years later became the Global Head of Financial Planning.

He holds a Bachelor of Arts degree from New College, University of Oxford.

Mr. von Moltke does not have any external directorships subject to disclosure.

611

Deutsche Bank
Annual Report 2024

Fabrizio Campelli

Year of birth: 1973

First appointed: 2019

Term expires: 2025

Fabrizio Campelli became a member of the Management Board on November 1, 2019. He is responsible for the Corporate Bank and the Investment Bank and also for the bank’s UK & Ireland region.

From November 2019 to April 2021, he was the Management Board member responsible for transformation, as Chief Transformation Officer, and for Human Resources. He previously spent four years as the Global Head of Deutsche Bank Wealth Management. Before that, he was Head of Strategy & Organizational Development as well as Deputy Chief Operating Officer for Deutsche Bank Group.

He joined Deutsche Bank in 2004 after working at McKinsey & Company in the firm’s London and Milan offices, focusing on strategic assignments mainly for global financial institutions.

He holds an MBA from MIT Sloan School of Management and a Business Administration degree from Bocconi University in Milan.

Mr. Campelli was a member of the following Supervisory Boards: BVV Versicherungsverein des Bankgewerbes a.G. and BVV Versorgungskasse des Bankgewerbes e.V. until June 2024.

Bernd Leukert

Year of birth: 1967

First appointed: 2020

Term expires: 2025

Bernd Leukert became a member of the Management Board on January 1, 2020. He is Chief Technology, Data and Innovation Officer and is responsible for the Chief Information Office for the Infrastructure areas and the business divisions, as well as for the Chief Technology Office, the Chief Security Office and Chief Innovation Office. He is also responsible for Data Governance as well as for Cloud Transformation.

He joined Deutsche Bank on September 1, 2019. He previously worked for many years at SAP SE, the global software company. He joined SAP in 1994 and held various management positions. From 2014 to 2019, he was responsible for product development and innovations as well as the Digital Business Services division on the Executive Board.

Mr. Leukert studied Industrial Engineering and Management at the University of Karlsruhe and at Trinity College Dublin, graduating in 1994 with a Master’s Degree in Business Administration.

He is member of the Supervisory Board of Bertelsmann SE & Co. KGaA.

He was a member of the Supervisory Board of DWS Group GmbH & Co. KGaA* until June 2024.

Alexander von zur Mühlen

Year of birth: 1975

First appointed: 2020

Term expires: 2026

Alexander von zur Mühlen became a member of the Management Board on August 1, 2020. Since July 2023 he is the CEO for Asia-Pacific, Europe, the Middle East and Africa (EMEA) and Germany.

Mr. von zur Mühlen joined Deutsche Bank in 1998 and over the years has held a range of management roles in London and Frankfurt across infrastructure and business divisions. From 2018 to 2020 he was responsible for the Group’s strategic development and was the advisor to the Chief Executive Officer (CEO). Before that, he served as Co-Head of Global Capital Markets, with a regional focus on Asia-Pacific and Europe, the Middle East and Africa (EMEA). From 2009 to 2017, he was Group Treasurer.

Alexander von zur Mühlen holds a Diploma in Business Administration from the Berlin School of Economics and Law in Berlin.

Mr. von zur Mühlen does not have any external directorships subject to disclosure.

Laura Padovani

Year of birth: 1966

First appointed: 2024

Term expires:2027

Laura Padovani became a member of the Management Board on July 1, 2024. She is Chief Compliance and Anti-Financial Crime Officer.

612

Deutsche Bank
Annual Report 2024

Ms. Padovani joined Deutsche Bank in April 2023 as Group Chief Compliance Officer and Head of Compliance. Prior to joining the bank, Ms. Padovani was Group Chief Compliance Officer at Barclays and previously spent 20 years at American Express. She has extensive international experience and proven leadership of global, regional, and business Compliance functions.

Laura Padovani holds a Masters in Law from the London School of Economics and Political Science and a Law Degree from University of Buenos Aires.

Ms. Padovani does not have any external directorships subject to disclosure.

Claudio de Sanctis

Year of birth: 1972

First appointed: 2023

Term expires: 2026

Claudio de Sanctis became a member of the Management Board on July 1, 2023. He is Head of Private Bank.

Mr. de Sanctis was responsible for the International Private Bank since June 2020 and at the same time he was also Chief Executive Officer (CEO) of Europe, the Middle East and Africa (EMEA). He had previously been Global Head of Deutsche Bank Wealth Management since November 2019 after joining Deutsche Bank in December 2018 as Head of Deutsche Bank Wealth Management Europe. In addition, he was also the Chief Executive Officer (CEO) of Deutsche Bank (Switzerland) Ltd from February to December 2019.

Before joining Deutsche Bank, he was Head of Private Banking, Europe, at Credit Suisse, where he started in 2013 as Market Area Head Southeast Asia for Private Banking. Before then, he spent seven years at UBS Wealth Management Europe, where he was Market Head Iberia and Nordics.

Earlier in his career he was at Barclays as Head of Key Clients Unit Europe in Private Banking focusing on UHNW clients. He also worked at Merrill Lynch Private Wealth Management in Europe, the Middle East and Africa (EMEA).

He holds a BA degree in Philosophy at La Sapienza University of Rome.

Mr. de Sanctis does not have any external directorships subject to disclosure.

Rebecca Short

Year of birth: 1974

First appointed: 2021

Term expires: 2027

Rebecca Short became a member of the Management Board on May 1, 2021, and Chief Operating Officer on June 1, 2023. Her responsibilities include Human Resources as well as the Bank’s transformation. Until May 2023, she was Chief Transformation Officer.

She previously spent almost six years within Finance as Head of Group Planning & Performance Management.

She joined Deutsche Bank through its graduate program in Auckland in 1998. She moved to London in 2000 with Credit Risk Management, where she worked for 12 years and advanced to, become European Head of Corporates. She then set up a new Risk-wide team, Strategic Risk Analysis & Reporting in 2012 before moving to a senior central management role in Group Audit in 2013, where she spent two years.

She has a Bachelor of Commerce (Honours) degree in Finance & Accounting from the University of Otago, Dunedin, New Zealand.

Ms. Short does not have any external directorships subject to disclosure.

Professor Dr. Stefan Simon

Year of birth: 1969

First appointed: 2020

Term expires: 2026

Professor Dr. Stefan Simon became a member of the Management Board on August 1, 2020. He is responsible for the Americas region as well as for Legal and Governance. Until June 30,2024 he was Chief Administrative Officer (CAO) and was responsible for Government and Regulatory Affairs as well as for Legal and Governance. He was also responsible for Compliance, Anti-Financial-Crime (AFC) and the Business Selection and Conflicts Office, as well as for Controls Testing & Assurance until June 30, 2024. He assumed responsibility for the Americas region in May 2023.

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Professor Dr. Simon joined Deutsche Bank on August 1, 2019. He was a member of the Supervisory Board from August 2016 until July 2019 and was Chairman of its Integrity Committee. He is a lawyer and tax consultant and between 1997 and 2016 worked at the law firm Flick Gocke Schaumburg, where he became a partner in 2002. Since 2008 he has also been an Honorary Professor of the University of Cologne.

He studied law at the University of Cologne, where he graduated with a doctorate in 1998.

Professor Dr. Simon is a member of the Supervisory Board of The Clearing House Payments Company LLC and Chairman of the Advisory Council of Leop. Krawinkel GmbH & Co. KG.

Olivier Vigneron

Year of birth: 1971

First appointed: 2022

Term expires: 2025

Olivier Vigneron became a member of the Management Board on May 20, 2022. He is Chief Risk Officer responsible for the functions managing Credit Risk, Market Risk, Liquidity Risk and Non-Financial Risk.

Mr. Vigneron re-joined Deutsche Bank on March 1, 2022. From January 2020 until re-joining Deutsche Bank in 2022, Olivier Vigneron was Chief Risk Officer of Natixis, where he also served on the Senior Management Committee. From 2008 to 2020, he worked at J.P. Morgan, where he served as Chief Risk Officer for Europe, the Middle East and Africa (EMEA) and Firmwide Risk Executive for Market Risk. Prior to this, he worked for BNP Paribas, UniCredit, and Goldman Sachs. Between 2002 and 2005 he worked in Structured Credit Trading for Deutsche Bank in London.

He has also served on the Supervisory Board of J.P. Morgan Germany and on the board of Natixis Assurances.

Olivier Vigneron studied at the Lycée Louis-le-Grand in Paris and holds a Diplôme d’Ingénieur (degree in Engineering) from France’s École Polytechnique. He also holds a PhD in Economics from the University of Chicago.

Mr. Vigneron does not have any external directorships subject to disclosure.

Share ownership of Management Board members

The information on the share ownership of the Management Board can be found in the Compensation Report of the Annual Report 2024.

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Supervisory Board

The Supervisory Board of Deutsche Bank AG consists of 20 members – 10 Supervisory Board members are shareholder representatives elected by the General Meeting, and 10 Supervisory Board members are employee representatives elected by the delegates of employees in Germany entitled to elect them. All Supervisory Board members have the same obligation to act in the interests of the company and perform their Supervisory Board mandate in the interests of Deutsche Bank AG. The internal organization of the Supervisory Board and its committees as well as the requirements for its members are subject not only to the regulations of the German Banking Act (Kreditwesengesetz (KWG)) and the recommendations of the German Corporate Governance Code, but also to specific supervisory requirements. Such requirements are founded on, among other things, the German Banking Act (KWG), the Remuneration Ordinance for Institutions (Institutsvergütungsverordnung (InstitutsVergV)), the guidelines of the European Banking Authority (EBA) and European Securities and Markets Authority (ESMA) and the administrative practices of the European Central Bank as our prudential supervisory authority. In individual cases, the regulatory requirements may diverge from the recommendations of the German Corporate Governance Code (see Section “Inapplicable Code recommendations due to the precedence of statutory provisions”).

The Supervisory Board appoints and dismisses the members of the Management Board, supervises and advises the Management Board and is directly involved in decisions of fundamental importance to the bank. Supervision and advice also include, in particular, sustainability issues. Pursuant to the requirements of the German Banking Act (KWG), the Supervisory Board oversees the Management Board, also with regard to its adherence to the applicable prudential supervisory requirements. The Supervisory Board works together closely with the Management Board in a cooperative relationship of trust and for the benefit of the company. Measures to be performed by the management may not be transferred to the Supervisory Board.

The types of business that require the approval of the Supervisory Board to be transacted are specified in Section 13 (1) of the Articles of Association of Deutsche Bank AG. These include the granting of general powers of attorney, the acquisition or disposal of real estate (if the object value exceeds € 500 million) as well as the granting of loans, including the acquisition of participations in other companies for which approval of a credit institution’s supervisory body is required under the German Banking Act (KWG) or other participations (if the object value exceeds € 1 billion). Furthermore, the Supervisory Board may specify additional transactions that require its approval. Within statutory limits, the Supervisory Board may also delegate decisions on issuing its approval to a committee, in order to increase efficiency.

Procedures of the Supervisory Board and its committees

The working procedures of the Supervisory Board of Deutsche Bank AG are supported by the expertise of its members, as well as an efficient distribution of tasks and coordination.

From among its members and in accordance with regulatory requirements for banks, the Supervisory Board has established nine standing committees: the Chairman’s Committee; Nomination Committee; Audit Committee; Risk Committee; Compensation Control Committee; Regulatory Oversight Committee; Strategy and Sustainability Committee; Technology, Data and Innovation Committee; and Mediation Committee. The responsibilities, tasks and procedures of the Supervisory Board committees are set out in their respective terms of reference and briefly summarized here:

Chairman’s Committee: The Chairman’s Committee handles, in particular, the preparations for the Supervisory Board meetings, Management Board and Supervisory Board matters, as well as topics relating to corporate governance. It also supports the Supervisory Board in the preparation of decisions by the Supervisory Board on the appointment and dismissal of members of the Management Board, including long-term succession planning for the Management Board, while taking into account the recommendations of the Nomination Committee.

Nomination Committee : The Nomination Committee supports the Supervisory Board, in particular, in identifying candidates to fill a position on the Management Board and Supervisory Board and in the assessment to be performed regularly of the structure, size, composition and performance of the Management Board and of the Supervisory Board. It supports the promotion of talent development and diversity with a special focus on succession planning for the Management Board and draws up an objective to promote the under-represented gender on the Supervisory Board as well as a strategy for achieving this.

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Audit Committee : The Audit Committee supports the Supervisory Board, in particular, in monitoring the financial reporting process, the effectiveness of the risk management system (internal control system and internal audit), the auditing of the financial statements, including the auditor’s independence and the additional services provided by the auditor, as well as the monitoring of other audit-relevant matters. It also supports the Supervisory Board in monitoring the Management Board’s prompt remediation, through suitable measures, of deficiencies identified by internal and external auditors.

Risk Committee : The Risk Committee advises the Supervisory Board in all matters relating to the current and future overall risk appetite and strategy and supports the Supervisory Board in monitoring the implementation of this strategy by the senior management level. The Risk Committee monitors whether the conditions in the client business are in line with the company’s business model and risk structure. It reviews whether the incentives set by the compensation system take into consideration the bank’s risk, capital and liquidity structure as well as the likelihood and maturity of earnings, taking into account retention risk.

Compensation Control Committee : The Compensation Control Committee handles compensation topics. It supports the Supervisory Board, in particular, in the appropriate structuring of the compensation systems for the Management Board and monitors the appropriate structuring of the compensation systems for employees. It prepares the Supervisory Board’s resolutions on the compensation of the Management Board members and reviews the use and effectiveness of measures available in the compensation system for dealing with breaches of legal regulations as well as internal and external rules, policies and procedures.

Regulatory Oversight Committee : The Regulatory Oversight Committee supports the Supervisory Board, in particular, in monitoring the Management Board’s measures to ensure the company’s compliance with legal requirements, authorities’ regulations and the bank’s own in-house policies and in monitoring litigation cases with the highest risks. It monitors the Management Board’s contacts with the regulatory authorities with a significant relevance for the bank (special audits, substantial complaints).

Strategy and Sustainability Committee : The Strategy and Sustainability Committee supports the Supervisory Board in fulfilling its monitoring function relating to the bank’s strategy, including the Environmental, Social and Governance (ESG) strategy and sustainability issues. It advises and monitors the Management Board with regard to the definition of the bank’s business strategies aligned to the sustainable development of the bank and the establishment of processes for planning, implementing, assessing and adjusting these strategies.

Technology, Data and Innovation Committee: The Technology, Data and Innovation Committee supports the Supervisory Board in fulfilling its oversight responsibilities relating to the bank’s technology, data and innovation environment. It advises and monitors the Management Board with regard to the adequate technical and organizational resources and the definition of an adequate plan for the bank’s IT systems, IT strategy, information security management, cyber and IT risks, as well as the data strategy and governance.

Mediation Committee : The Mediation Committee submits proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in cases where the Supervisory Board is unable to reach a two-thirds majority decision. The Mediation Committee only meets if necessary.

All terms of reference are reviewed and updated by the Supervisory Board on an ad hoc basis (for example, upon changes in laws or regulatory requirements), but at least once annually. They are published on the website of Deutsche Bank AG (www.db.com/ir/en/documents.htm) in their currently applicable versions.

The number of meetings and their execution are specified along with details on the work of the Supervisory Board and its committees in the Report of the Supervisory Board, which is part of the Annual Report.

In accordance with regulatory requirements, the Supervisory Board produced and adopted position descriptions with candidate profiles for the roles as member of the Supervisory Board and as Chairman of the Supervisory Board and the chairpersons of its committees. It also issued – in accordance with regulatory requirements – a Suitability Guideline, which sets out the principles for the selection, succession planning and re-appointment/re-election of the members of the management bodies as well as the criteria and the procedure for assessing individual and collective suitability. Induction, training and diversity guidelines are component parts of the Suitability Guideline in accordance with regulatory requirements. Furthermore, the Supervisory Board issued a Profile of Requirements (see Section: Objectives for the composition of the Supervisory Board, Profile of Requirements, diversity concept and status of implementation/Profile of Requirements for the Supervisory Board). In addition, the Supervisory Board has Guidelines for the Assessment of the Independence of its members and a Guidelines for Handling Conflicts of Interests. These documents are also reviewed and updated by the Supervisory Board on an ad hoc basis, but at least once annually.

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The Supervisory Board receives reports from the Management Board within the scope prescribed by law or administrative guidelines, in particular on all issues of relevance for the Group concerning strategy, intended business policy, planning, business development, risk situation, risk management, staff development, reputation and compliance. Furthermore, Group Audit informs the Audit Committee of any deficiencies identified regularly and – in the case of severe deficiencies – without undue delay. In addition, the Chairman of the Supervisory Board is informed of serious findings relating to the members of the Management Board. The Supervisory Board and Management Board adopted an Information Regime, a general engagement (interaction) protocol and another engagement (interaction) protocol specifically for regulatory topics. These regulate not only the reporting to the Supervisory Board, but also, among other things, the Supervisory Board’s enquiries and requests for information from employees of the company as well as the exchange of information in connection with preparations for the meetings and between the meetings.

The Supervisory Board meets regularly also without the Management Board. This also applies to its committees. In addition, the representatives of the employees and the representatives of the shareholders regularly conduct preliminary discussions separately.

The Chairman of the Supervisory Board plays a crucial role in the proper functioning of the Supervisory Board and has a leadership role in this. He can issue internal guidelines and principles concerning the Supervisory Board’s internal organization and communications, the coordination of the work within the Supervisory Board and the Supervisory Board’s interaction with the Management Board. The Chairman of the Supervisory Board engages in investor discussions on Supervisory Board-related topics when necessary and regularly informs the Supervisory Board of the substance of such discussions. These also cover Environmental, Social and Governance (ESG) topics.

Between meetings, the Chairman of the Supervisory Board and, to the extent expedient, the chairpersons of the Supervisory Board committees maintain regular contact with the members of the Management Board, especially with the Chairman of the Management Board, and deliberate with them, among other things, on issues of Deutsche Bank Group’s strategy, planning, the development of its business, risk situation, risk management, risk controlling, governance, compliance, compensation systems, IT, data and digitalization, sustainability as well as material litigation cases. The Chairman of the Supervisory Board and – within their respective functional responsibility – the chairpersons of the Supervisory Board committees are informed without delay by the Chairman of the Management Board or by the respectively responsible Management Board member about important events of material significance for the assessment of the situation, development and management of Deutsche Bank Group. The Chairman of the Audit Committee also conducts regular discussions with the auditor outside the meetings.

Furthermore, the Chairman of the Supervisory Board and some of the chairpersons of the Supervisory Board committees engage in discussions with regulators.

Induction and training events

For each newly elected or appointed Supervisory Board member, individualized induction and training sessions are organized based on their knowledge and skills, while taking into consideration possible recommendations of the Nomination Committee, in order to help them get started in the new position. The induction events also serve as an introduction to the bank, its Management Board, selected senior managers, the auditor and Group Audit. Through customized training sessions, the new member’s individual knowledge is expanded and enriched. The Nomination Committee regularly receives reports on the progress and participation in these training sessions.

In addition, regular training sessions are conducted for the entire Supervisory Board on current topics. Details on this are provided in the Report of the Supervisory Board.

Succession planning and diversity

Pursuant to the German Banking Act (KWG) the members of the Management Board must be professionally suitable and reliable and devote sufficient time to their role. The Supervisory Board assess the qualification of the individuals as well as the qualification of the Management Board as a whole (collective suitability). In this connection diversity of backgrounds and mindsets plays an important role as well as gender, nationality and age. The Nomination Committee supports the Supervisory Board in identifying suitable internal and external candidates to fill a position on the bank’s Management Board while taking into account the applicable statutory and regulatory requirements. For this, the Committee has developed a position description with a candidate profile and a statement of the related time commitment for a Management Board member as well as questionnaires for the assessment of the knowledge, reliability and time availability. The Nomination Committee and Supervisory Board regularly receive reports from the Management Board on internal candidates for succession planning (“talent pipeline”) and the process from the perspective of the Management Board. The members of the Supervisory Board have opportunities to meet selected senior managers at the meetings of the Supervisory Board and its committees as well as bank-internal events. With a view to a sustainable, ideally diverse succession planning while also taking gender diversity into consideration, the Supervisory Board also works together with external service providers.

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For the selection of suitable candidates, external and internal, the Nomination Committee takes into account the strategic objectives of the bank, the area of functional responsibility on the Management Board, the qualifications, reliability and time availability of the candidates as well as the balance and diversity of the knowledge, skills and experience of all members of the Management Board, while also considering diversity principles. The appointment to a Management Board position is always made in the interests of the company. Building on the recommendation of the Nomination Committee, the Chairman’s Committee submits a recommendation for the Supervisory Board’s resolution. Based on this, the Supervisory Board decides on the appointment of the Management Board members. The first appointment period is for a maximum of three years. Management Board members can be reappointed for one or several terms of office, which may be for a maximum of five years pursuant to the law, whereby at Deutsche Bank such reappointments should generally also be for a maximum of three years.

For each newly appointed Management Board member, individualized induction and training sessions are organized based on their knowledge and skills, while taking into consideration possible recommendations of the Nomination Committee. The Nomination Committee regularly receives reports on the progress and participation in these training sessions.

The Stock Corporation Act (AktG) requires that a company that is listed on a stock exchange and has three or more members of the Management Board, such as Deutsche Bank, must have at least one woman and one man as member of its Management Board, failing which renders the appointment void. In addition, promoting diversity on the Management Board is very important to the Supervisory Board, and it is actively working on Management Board diversity, e.g., in terms of gender, nationality and age, as well as different backgrounds and mindsets. The Supervisory Board takes into account the legally required minimum gender participation on the Management Board pursuant to Section 76 (3a) of the German Stock Corporation Act (AktG) and strives to sustainably and continually increase the percentage of women on the Management Board. With the appointment of Laura Padovani, an internal candidate, to the Management Board with effect from July 1, 2024, the Supervisory Board expanded the Management Board to ten members and increased the percentage of women to 20%. To further increase the number of suitable internal female candidates, the Supervisory Board set a corresponding objective for the Management Board for the preceding financial year for appointing women to senior management positions directly below the Management Board and embedded this objective within the long-term performance metrics of the new compensation system for the Management Board. To reach a full achievement level in this category, the percentage of women represented at the two levels below the Management Board has to be at least 32.5% by 2026. The Supervisory Board regularly discusses the measures and ongoing progress with the Management Board.

Based on proposals of the Compensation Control Committee, the Supervisory Board determines the total compensation of the individual members of the Management Board and also regularly reviews and resolves on the compensation system for the Management Board. Details on this are provided in the Compensation Report and the Report of the Supervisory Board.

Self-assessment

The Nomination Committee and Supervisory Board regularly address the assessment of the Supervisory Board and Management Board as well as their work, which is to be conducted at least annually as prescribed by law pursuant to Section 25d of the German Banking Act (KWG). This is also the self-assessment of the Supervisory Board pursuant to the recommendation under Section D.12 of the German Corporate Governance Code (GCGC).

At its meeting on July 23, 2024, the Nomination Committee addressed the framework and schedule for the assessment. It resolved that the assessment of the 2024 reporting period would be performed with external assistance. The Nomination Committee reported regularly to the Supervisory Board on the work-in-progress on the assessment. The external advisor engaged for this conducted a workshop for the Supervisory Board, which took place on October 23, 2024. The assessment was performed essentially on the basis of extensive questionnaires regarding the work of the Supervisory Board, of the Supervisory Board committees and of the Management Board as well as interviews with the individual members of the Management Board and Supervisory Board. The final discussion and approval of the results of the assessment took place at the Supervisory Board meeting in plenum on March 13, 2025, and the results were set out in a written final report. The Supervisory Board continues to hold the opinion that the Supervisory Board and Management Board have achieved a high standard and that there are no reservations, in particular, regarding the professional qualifications, personal reliability and time availability of the members of the Management Board and of the Supervisory Board.

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Members of the Supervisory Board and its committees

In accordance with the Articles of Association, the members of the Supervisory Board are elected for the period until the conclusion of the General Meeting which adopts the resolutions concerning the ratification of the acts of management for the fourth financial year following the beginning of the term of office. For the election of shareholder representatives, the General Meeting may establish that the terms of office of the members may begin or end on differing dates. In accordance with the Terms of Reference for the Supervisory Board since July 2020, shareholder representatives are proposed to the General Meeting for election for a maximum of approximately four years, i.e. until the conclusion of the General Meeting which adopts the resolutions concerning the ratification of the acts of management for the third financial year following the beginning of the term of office, whereby the financial year in which the term of office begins is not taken into account.

The following table provides detailed information on the members of the Supervisory Board (as of February 7, 2025).

Name	Principal occupation	Supervisory board memberships and other directorships
Alexander Wynaendts Year of birth: 1960 First elected: May 19, 2022 Term expires: 2026	Chairman of the Supervisory Board, Deutsche Bank AG

Air France-KLM Group S.A. [2] (Member of the Board of Directors); Uber Technologies, Inc. [2] (Member of the Board of Directors); Uber Payments B.V. (Non-Executive Director, Chairman); Puissance Holding B.V. (Non-Executive Director, Chairman)

Susanne Bleidt [1] Year of birth: 1967 First elected: May 17, 2023 Term expires: 2028	Staff Council Member	Postbank Filialvertrieb AG [3] ; Postbeamtenkrankenkasse (Member of the Advisory Board)
Mayree Clark Year of birth: 1957 First elected: May 24, 2018 Term expires: 2027	Supervisory Board member	Ally Financial, Inc. [2] (Member of the Board of Directors), Allvue Systems Holdings, Inc. (Member of the Board of Directors)
Jan Duscheck [1] Year of birth: 1984 Appointed by the court: August 2, 2016 First elected: May 24, 2018 Term expires: 2028	Head of National Working Group: Banking, ver.di (Vereinte Dienstleistungsgewerkschaft (United Services Union))	No memberships or directorships subject to disclosure
Manja Eifert [1] Year of birth: 1971 Appointed by the court: April 7, 2022 First elected: May 17, 2023 Term expires: 2028	Staff Council Member	No memberships or directorships subject to disclosure
Claudia Fieber [1] Year of birth: 1966 First elected: May 17, 2023 Term expires: 2028	Staff Council Member	No memberships or directorships subject to disclosure
Sigmar Gabriel Year of birth: 1959 Appointed by the court: March 11, 2020 First elected: May 20, 2020 Term expires: 2025	Former German Federal Government Minister	Heristo AG; Siemens Energy AG [2] ; Siemens Energy Management GmbH; ThyssenKrupp Steel Europe AG (Chairman) (until September 15, 2024)
Florian Haggenmiller [1] Year of birth: 1982 Appointed by the court: January 16, 2024 Term expires: 2028	Head of National Working Group: Information and Communications Technology, ver.di (Vereinte Dienstleistungsgewerkschaft (United Services Union))	IBM Deutschland GmbH; IBM Central Holding GmbH
Timo Heider [1] Year of birth: 1975 First elected: May 23, 2013 Term expires: 2028	Staff Council Member	BHW Bausparkasse AG [3] (Deputy Chairman); PCC Services GmbH der Deutschen Bank [3] (Deputy Chairman); Pensionskasse der BHW Bausparkasse VVaG [3] (Deputy Chairman)
Frank Schulze [1] Year of birth: 1968 First elected: May 17, 2023 Term expires: 2028	Deputy Chairman of the Supervisory Board, Deutsche Bank AG; Staff Council Member	No memberships or directorships subject to disclosure
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Name	Principal occupation	Supervisory board memberships and other directorships
Gerlinde M. Siebert [1] Year of birth: 1967 First elected: May 17, 2023 Term expires: 2028	Global Head of Governance, Deutsche Bank AG	No memberships or directorships subject to disclosure
Yngve Slyngstad Year of birth: 1962 First elected: May 19, 2022 Term expires: 2026	Chief Executive Officer Aker Asset Management AS	No memberships or directorships subject to disclosure
Stephan Szukalski [1] Year of birth: 1967 First elected: May 17, 2023 [4] Term expires: 2028	Federal Chairman, Deutscher Bankangestellten-Verband e.V. (DBV) (German Association of Bank Employees) – Gewerkschaft der Finanzdienstleister (Financial Services Providers Union)	PCC Services GmbH der Deutschen Bank [3] (until August 30, 2024)
John Alexander Thain Year of birth: 1955 First elected: May 24, 2018 Term expires: 2027	Supervisory Board member	Uber Technologies, Inc. [2] (Member of the Board of Directors); Aperture Investors LLC (Member of the Board of Directors); Pine Island Capital Partners LLC (Chairman)
Jürgen Tögel [1] Year of birth: 1968 First elected: May 17, 2023 Term expires: 2028	Staff Council Member	BVV Versicherungsverein des Bankgewerbes a.G.; BVV Versorgungskasse des Bankgewerbes e.V.; BKK Deutsche Bank AG [3] (Member of the Advisory Board)
Michele Trogni Year of birth: 1965 First elected: May 24, 2018 Term expires: 2027	Chief Executive Officer, Zinnia Corporate Holdings, LLC; Operating Partner, Eldridge (until March 31, 2024)	Everly Life, LLC (Member of the Non-Executive Board); Zinnia Corporate Holdings, LLC (CEO and Chairperson of the Board of Directors)
Dr. Dagmar Valcárcel Year of birth: 1966 Appointed by the court: August 1, 2019 First elected: May 20, 2020 Term expires: 2025	Supervisory Board member	amedes Holding GmbH; Antin Infrastructure Partners S.A. [2] (Member of the Board of Directors)
Dr. Theodor Weimer Year of birth: 1959 First elected: May 20, 2020 Term expires: 2025	Supervisory Board member; Chairman of the Executive Board (until September 30, 2024), Co-Chairman of the Executive Board (October 1, 2024 until December 31, 2024), Deutsche Börse AG [2]	Knorr Bremse AG [2]
Professor Dr. Norbert Winkeljohann Year of birth: 1957 First elected: August 1, 2018 Term expires: 2027	Deputy Chairman of the Supervisory Board of Deutsche Bank AG; Self-Employed Corporate Consultant, Norbert Winkeljohann Advisory & Investments	Bayer AG [2] (Chairman); Georgsmarienhütte Holding GmbH; Sievert SE (Chairman); Bohnenkamp AG (Chairman)
Frank Witter Year of birth: 1959 First elected: May 27, 2021 Term expires: 2025	Supervisory Board member	Traton SE [2] ; VfL Wolfsburg-Fußball GmbH (Chairman) (until July 31, 2024); CGI Inc. [2] (Member of the Board of Directors)

1 Employee representative

2 Listed company

3 Group-internal mandate

4 Mr. Szukalski already was a member of the Supervisory Board from May 2013 to November 2015 and from May 2018 to December 2020.

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The following overview provides more detailed information on the memberships in the different committees:

Chairman’s Committee: Alexander Wynaendts, Chairman, Timo Heider, Frank Schulze, Professor Dr. Norbert Winkeljohann

Nomination Committee: Alexander Wynaendts, Chairman, Mayree Clark, Timo Heider, Frank Schulze, Professor Dr. Norbert Winkeljohann

Audit Committee : Frank Witter, Chairman, Susanne Bleidt, Manja Eifert, Claudia Fieber (since January 31, 2024), Birgit Laumen (until January 12, 2024), Gerlinde M. Siebert, Dr. Dagmar Valcárcel, Dr. Theodor Weimer, Professor Dr. Norbert Winkeljohann

Risk Committee : Mayree Clark, Chairperson, Jan Duscheck, Gerlinde M. Siebert, Stephan Szukalski, Michele Trogni, Professor Dr. Norbert Winkeljohann, Alexander Wynaendts

Compensation Control Committee : Professor Dr. Norbert Winkeljohann, Chairman, Jan Duscheck, Timo Heider, Jürgen Tögel, Dr. Dagmar Valcárcel, Alexander Wynaendts

Regulatory Oversight Committee : Dr. Dagmar Valcárcel, Chairperson, Jan Duscheck, Sigmar Gabriel, Timo Heider, Stephan Szukalski, Alexander Wynaendts

Strategy and Sustainability Committee : John Alexander Thain, Chairman, Mayree Clark, Claudia Fieber, Florian Haggenmiller (since January 31, 2024), Birgit Laumen (until January 12, 2024), Frank Schulze, Jürgen Tögel, Michele Trogni, Alexander Wynaendts

Technology, Data and Innovation Committee : Michele Trogni, Chairperson, Susanne Bleidt, Manja Eifert, Claudia Fieber (until January 31, 2024), Florian Haggenmiller (since January 31, 2024), Yngve Slyngstad, Alexander Wynaendts

Mediation Committee : Alexander Wynaendts, Chairman, Timo Heider, Frank Schulze, Professor Dr. Norbert Winkeljohann

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Objectives for the composition of the Supervisory Board, profile of requirements

The composition of the Supervisory Board should ensure the effective and qualified control of and advice for the Management Board of an internationally operating, broadly positioned bank. The suitability of each individual member is assessed, determined and continuously monitored both internally by the Nomination Committee and the Supervisory Board and externally by the regulatory authorities. This suitability assessment covers the expertise, reliability and time available of each individual member (individual suitability). In addition, there is an assessment of the entire Supervisory Board’s knowledge, skills and experience that are necessary for the performance of its tasks (collective suitability). Passing the suitability assessment of the European Central Bank (ECB) after the mandate is accepted and the continual suitability of the Supervisory Board member during the entire mandate with Deutsche Bank AG are mandatory regulatory prerequisites for the performance of the tasks as a member of the Supervisory Board.

To increase the effectiveness of the Supervisory Board’s work and the transparency for stakeholders and regulators, the Supervisory Board adopted a Profile of Requirements in 2022. It is reviewed annually and updated if necessary. The Profile of Requirements sets out the general and expanded files of expertise of the Supervisory Board that are required for the monitoring and advising of the Management Board of Deutsche Bank AG. The Profile of Requirements is regularly taken into account when developing the proposals to the General Meeting for the election of shareholder representatives and when determining the individual and collective need for the training of the Supervisory Board and its members.

Profile of requirements for the Supervisory Board

The Supervisory Board specified general fields of expertise and expanded fields of expertise in its Profile of Requirements.

General fields of expertise

Ideally, every member of the Supervisory Board possesses these individual qualifications.

– Understanding of commercial business issues

– Analytical and strategic mindset

– Understanding of the German corporate governance system, and – as a result – an understanding of a Supervisory Board member’s responsibilities

– Understanding of the business model and the structure of Deutsche Bank AG

– Basic understanding of the financial services sector, e.g. (i) knowledge in the areas of banking, financial services, financial markets, financial industry, including the bank’s home market and the bank’s key markets outside Europe, and (ii) knowledge of the relevant clients for the bank, the market’s expectations and the operational environment.

The fulfillment of these fields of expertise is reported on in summary in the qualifications matrix in the line “General fields of expertise”.

Expanded fields of expertise

These fields of expertise refer to the Supervisory Board in its entirety (collective suitability). The Supervisory Board, as a whole, must have an understanding of the specified fields of expertise that is appropriate for the size and complexity of Deutsche Bank AG. They are derived from the bank’s business model and from specific laws and regulations that apply to the bank. The fields of expertise are:

Accounting, including sustainability reporting

– Accounting (International Financial Reporting Standards (IFRS) and German Commercial Code (HGB)) and auditing of annual financial statements

– Taxation

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Deutsche Bank
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Regulatory framework and legal requirements

– Understanding of the key legal framework conditions in the countries in which the company has its main operations

– Understanding of the key relevant legal systems for the bank

– Experience in the executive management/supervisory board of large enterprises

– Regulatory framework and legal requirements, in particular, knowledge of the legal systems relevant for the bank

– Knowledge of the social, political and regulatory expectations in the home market

Human capital, compensation and corporate culture

– Human resources and staff management

– Compensation and compensation systems

– Selection procedure for management body members and assessment of their suitability

– Corporate culture

Risk management

– Risk management (investigation, assessment, mitigation, management and control of financial and non-financial risks, capital and liquidity management, shareholdings)

– Combating money laundering and prevention of financial crime and the financing of terrorism

Information technology, data and digitalization

– Digitalization, including digital banking

– Data, including data governance

– Information technology (IT), IT systems and IT security, including cyber risks

Strategy, transformation and Environmental, Social and Governance (ESG) issues

– Strategic planning of business models and risk strategies as well as their implementation

– Climate and other environmental aspects

– Knowledge of social and political expectations (in particular in the home market) and their impacts on corporate social responsibility

– Company’s purpose

Organizational structure and control of a financial institution

– Governance

– Management of a large, international, regulated company

– Internal organization of the bank

– Internal audit

– Compliance and internal controls

In order to adequately reflect the bank’s business model, the Supervisory Board shall demonstrate not only these professional qualifications but also qualifications and experience in the various client segments and different sales markets.

Client segments

– Private Banking and Wealth Management

– Corporate Banking

– Investment Banking

– Asset Management

Regional expertise

– Germany

– Europe

– Americas

– Asia-Pacific (APAC)

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Deutsche Bank
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The Supervisory Board believes that it complies with the specified concrete objectives regarding its composition and the Profile of Requirements – as shown in the following qualifications matrix. The members of the Supervisory Board as a whole possess the knowledge, abilities and expert experience to properly complete their tasks.

Composition and expertise

		Alexander Wynaendts	Susanne Bleidt	Mayree Clark	Jan Duscheck	Manja Eifert	Claudia Fieber	Sigmar Gabriel	Florian Haggenmiller	Timo Heider	Frank Schulze	Gerlinde Siebert	Yngve Slyngstad	Stephan Szukalski	John Thain	Jürgen Tögel	Michele Trogni	Dr. Dagmar Valcárcel	Dr. Theodor Weimer	Prof. Dr. Norbert Winkeljohann	Frank Witter
Member- ship	No Overboarding*	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Independent **		ER		ER	ER	ER		ER	ER	ER	ER	✓	ER	✓	ER	✓	✓	✓	✓	✓

Professional expertise	General fields of expertise	✓	✓	✓	✓	✓	✓	✓	✓

	Accounting and reporting, incl. sustainability reporting	✓	✓	✓								✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Audit Committee Financial Experts ***																	w	w	w	w
	Expertise in the area of accounting ***																	w	w	w	w
	Expertise in the area of auditing ***																	w	w	w	w
	Regulatory framework and Legal requirements													✓	✓	✓		✓	✓	✓	✓
	Human Capital, Compensation and Corporate Culture	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓
	Compensation Control Committee Compensation Experts***	w																w		w
	Risk Management	✓		✓	✓		✓	✓				✓	✓	✓	✓		✓	✓	✓	✓	✓
	Information technology, data and digitalization	✓	✓	✓	✓				✓		✓	✓	✓		✓		✓		✓
	Strategy, Transformation and ESG	✓		✓	✓																✓
	Organizational structure and control of a financial institution	✓	✓	✓		✓	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Client/business expertise	Private Banking and Wealth Management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓
	Corporate Banking										✓	✓		✓	✓	✓	✓	✓	✓	✓	✓
	Investment Banking	✓		✓								✓	✓		✓		✓	✓	✓		✓
	Asset Management	✓		✓									✓		✓			✓	✓

Regional Expertise	Germany		✓		✓	✓	✓	✓	✓	✓	✓	✓		✓		✓		✓	✓	✓	✓
	Europe	✓		✓				✓	✓			✓	✓		✓		✓		✓	✓	✓
	Americas	✓		✓				✓				✓
	APAC							✓				✓	✓		✓		✓	✓		✓	✓

✓ Profound and professional knowledge/expert

w Regulatory expert/expertise required by law and/or supervisory regulation

ER Employee Representative

* Definition of no overboarding: All Supervisory Board members hold an admissible number of board directorships in various companies in addition to Deutsche Bank AG. Overboarding, i.e. holding an inadmissible number of board directorships in different companies, is determined on the basis of the statutory regulation in Section 25d (3) of the German Banking Act (KWG)

** Definition of independence: A Supervisory Board member elected or to be elected by the shareholders is to be considered independent when there are no present or former (i) business, (ii) personal or (iii) other relations or affiliations with Deutsche Bank AG, its management bodies, a shareholder or a Deutsche Bank Group company that constitute a personal interest of the Supervisory Board member or a third-party interest he represents that might influence his actions in performing his mandate to the detriment of Deutsche Bank AG. Section C.6 (1) first half-sentence of the German Corporate Governance Code, according to which the members of the Supervisory Board representing shareholders shall comprise what they consider to be an appropriate number of independent members, is adhered to as a result. The bank has no controlling shareholder at present

*** Definition of experts given in the “Supervisory Board committee experts” section of this report

624

Deutsche Bank
Annual Report 2024

There is a regular maximum age limit of 70. In well-founded, individual cases, a Supervisory Board member may be elected or appointed for a period that extends at the latest until the end of the fourth ordinary General Meeting that takes place after he or she has reached the age of 70. This age limit was taken into account in the election proposals to the General Meeting and shall also be taken into account for the next Supervisory Board elections or subsequent appointments for Supervisory Board positions that become vacant.

For shareholder representatives on the Supervisory Board, the length of Supervisory Board membership shall not, as a rule, exceed 12 years.

The Supervisory Board respects diversity when proposing its members for appointment. In light of the international operations of Deutsche Bank AG, care should be taken that the Supervisory Board has an appropriate number of members with long-term international experience. Currently, the professional careers or private lives of six members of the Supervisory Board are centered outside Germany. Furthermore, all of the shareholder representatives on the Supervisory Board have many years of international experience from their current or former activities, for example, as management board member or chief executive officer or in a comparable executive function of corporations or organizations with international operations. The Supervisory Board believes that in these two ways the international activities of the company are sufficiently taken into account. The objective is to retain the currently existing international profile.

Special importance has already been attached to an appropriate consideration of women in the selection process since the Supervisory Board elections in 2008. For the election proposals to the General Meeting, the Supervisory Board takes into account the recommendations of the Nomination Committee and the legal requirements according to which the Supervisory Board shall be composed of at least 30% women and at least 30% men. In reviewing potential candidates for a new election or subsequent appointments to Supervisory Board positions that have become vacant, qualified women are included in the selection process and appropriately considered in the election proposals. At the end of the financial year, four women and six men were members of the Supervisory Board on the employee representatives’ side and three women and seven men on the shareholder representatives’ side. The statutory minimum quota of 30% has thus been fulfilled for many years now.

The average age of the Supervisory Board members was 58.3. The age structure is diverse, ranging from 40 to 69 years of age and spanning three generations, according to the general definition of the term.

The length of membership on the Supervisory Board of Deutsche Bank AG ranged from under one year to around 12 years at the end of the financial year. The average length of membership on the Supervisory Board as of December 31, 2024, was 4.17 years.

The diverse range of the members’ educational and professional backgrounds includes banking, business administration, economics, auditing, law, German studies, political science, electrical engineering, information systems and healthcare. The resumes of the members of the Supervisory Board are published on the website of Deutsche Bank AG (www.db.com/ir/en/supervisory-board.htm).

The members of the Supervisory Board do not exercise functions on a management body of or perform advisory duties at major competitors. Material conflicts of interest involving a member of the Supervisory Board that are not merely temporary shall result in the termination of that member’s Supervisory Board mandate. The Supervisory Board has issued corresponding guidelines for the identification, handling, mitigation and documentation of potential conflicts of interest.

Members of the Supervisory Board may not, according to Section 25d of the German Banking Act (KWG), and shall not, according to the recommendations under C.4 and C.5 of the German Corporate Governance Code (GCGC), hold more than the allowed number of supervisory board mandates or mandates in supervisory bodies of companies which have similar requirements. A Supervisory Board member of Deutsche Bank AG may concurrently be a member of the supervisory body of a maximum of five companies (including Deutsche Bank AG). If a Supervisory Board member is also an executive director of a company, this Supervisory Board member may concurrently be a member of the supervisory body of a maximum of three companies (including Deutsche Bank AG). The decisive factors for determining if this is the case are the supervisory authority’s regulatory requirements in consideration of the local laws. Compliance with this statutory regulation is continually monitored by the regulatory authorities. In the event of directorship overboarding, the supervisory authorities may require that Deutsche Bank AG revoke a Supervisory Board member’s appointment and prohibit this Supervisory Board member from performing his or her work. In the preceding financial year, the requirements on the admissible number of concurrently performed supervisory board mandates were met.

625

Deutsche Bank
Annual Report 2024

With regard to the disclosure requirements under European Sustainability Reporting Standards (ESRS) 2 GOV-1 21. (e) and the definition specified therein for “independent board members”, 100% of the Supervisory Board members are independent within the meaning of the ESRS. In the preceding financial year, there were no former members of the Management Board on the Supervisory Board

Some members of the Supervisory Board are, or were last year, in high-ranking positions at other companies that Deutsche Bank AG has business relations with. Business transactions of Deutsche Bank AG with these companies were conducted under the same conditions as those between unrelated third parties. In the opinion of the Management Board and the Supervisory Board, these transactions did not affect the independence of the Supervisory Board members involved.

Supervisory Board Committee experts

Audit Committee Financial experts

The Supervisory Board determined that the following members of the Audit Committee are “Audit Committee Financial Experts” as such term is defined by the implementation rules of the U.S. Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002: Dr. Dagmar Valcárcel, Dr. Theodor Weimer, Professor Dr. Norbert Winkeljohann and Frank Witter. These Audit Committee Financial Experts are “independent” of the bank, as defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934.

Furthermore, the Supervisory Board determined in accordance with Sections 107 (4) and 100 (5) of the Stock Corporation Act (AktG) and Section 25d (9) of the German Banking Act (KWG) that Dr. Dagmar Valcárcel, Dr. Theodor Weimer, Professor Dr. Norbert Winkeljohann and Frank Witter have expert knowledge in financial accounting and the auditing of financial statements.

Dr. Dagmar Valcárcel has expertise in the areas of accounting and auditing through her many years of experience as Chair of the Management Board of Andbank Asset Management Luxembourg S.A. and Barclays Vida y Pensiones, S.A.U. and through her current work as member of the Board of Directors of Antin Infrastructure Partners S.A. Dr. Theodor Weimer has expertise in the areas of accounting and auditing through his many years of experience as Chief Executive Officer of HypoVereinsbank/UniCredit AG and as a former member of the Audit Committee of ERGO Gruppe AG as well as through his work as Chairman of the Executive Board of Deutsche Börse AG. Professor Dr. Norbert Winkeljohann has expertise in the areas of accounting and auditing through his education and training as an auditor and his many years of experience as an auditor at various auditing firms and as Chairman of the Management Board of PwC Europe SE. Frank Witter has expertise in the areas of accounting and auditing through his many years of experience as Chief Financial Officer of Volkswagen AG and as Chairman of the Board of Management of Volkswagen Financial Services AG.

Compensation Control Committee Compensation experts

Pursuant to Section 25d (12) of the German Banking Act (KWG), at least one member of the Compensation Control Committee must have sufficient expertise and professional experience in the field of risk management and risk controlling, in particular, with regard to the mechanisms to align compensation systems to the company’s overall risk appetite and strategy and the bank’s capital base. Based on the recommendation of the Compensation Control Committee, the Supervisory Board resolved to specify by name Dr. Dagmar Valcárcel, Alexander Wynaendts and Professor Dr. Norbert Winkeljohann as Compensation Control Committee Compensation Experts. All of them have expertise and professional experience in the field of risk management and risk controlling, in particular with regard to mechanisms to align the compensation systems to the company’s overall risk appetite and strategy and its capital base. They therefore fulfill the requirements of Section 25d (12) of the German Banking Act (KWG). Dr. Valcárcel has comprehensive legal experience with compensation frameworks, including reputational risks, from her time as, among other things, Head of the Legal Department of Barclays PLC for Western Europe. Based on their years of experience as Management Board Chairman and/or Chief Executive Officer, Alexander Wynaendts and Professor Dr. Norbert Winkeljohann have sufficient expertise and professional experience in the area of risk management and risk controlling.

626

Deutsche Bank
Annual Report 2024

Share ownership of Supervisory Board members

The individual members of the Supervisory Board held the following numbers of shares (and share awards under employee share plans):

Members of the Supervisory Board	Number of shares	Number of share awards
Alexander Wynaendts	6,866	0
Susanne Bleidt	0	0
Mayree Clark	109,444	0
Jan Duscheck	0	0
Manja Eifert	208	10
Claudia Fieber	401	10
Sigmar Gabriel	1,373	0
Florian Haggenmiller	0	0
Timo Heider	0	0
Frank Schulze	587	0
Gerlinde M. Siebert	5,478	7,097
Yngve Slyngstad	1,200	0
Stephan Szukalski	0	0
John Alexander Thain	100,000	0
Jürgen Tögel	1,161	10
Michele Trogni	15,000	0
Dr. Dagmar Valcárcel	1,602	0
Dr. Theodor Weimer	108,000	0
Professor Dr. Norbert Winkeljohann	4,150	0
Frank Witter	1,853	0
Total	357,323	7,127

1 Ms. Siebert has an entitlement to 7,097 shares as part of her deferred variable compensation as an employee. These share awards will be due for delivery in the years 2025 to 2027.

As of February 7, 2025, the members of the Supervisory Board held 357,323 shares, which is less than 0.02% of the shares issued as of that day.

The “Number of share awards” column in the table lists share awards granted under the Global Share Purchase Plan to Supervisory Board members who are employees of Deutsche Bank (“Matching Awards”), which are scheduled to be delivered to them on November 1, 2025, as well as Restricted Equity Awards (deferred share awards), which are granted to employees with deferred variable compensation. The Restricted Equity Awards are indicated with a footnote in the table, and further details on them as a compensation instrument are provided in the “Employee compensation report”.

The Compensation Report on the preceding financial year and the auditor’s report pursuant to Section 162 of the German Stock Corporation Act (AktG), the currently applicable compensation system pursuant to Section 87a (1) and (2) sentence 1 AktG as well as the last resolution on compensation pursuant to Section 113 (3) AktG are available from the website: www.db.com (under the Investor Relations headings “Reports and Events”, “Annual Reports”).

627

Deutsche Bank
Annual Report 2024

Diversity concept

The Stock Corporation Act (AktG) requires that a company that is listed on a stock exchange and has three or more members of the Management Board, such as Deutsche Bank, must have at least one woman and one man as member of its Management Board, failing which renders the appointment void. In addition, promoting diversity on the Management Board is very important to the Supervisory Board, and it is intensively addressing the topic. It is actively working on Management Board diversity, e.g., in terms of gender, nationality and age, as well as different backgrounds and mindsets.

Moreover, the AktG requires that the Management Board of a listed company sets targets for the share of women in the two management layers below the Management Board. The Supervisory Board and Management Board strive to and should serve as role models for the bank regarding diversity, equity and inclusion generally. In accordance with the bank’s values and beliefs specified above, diversity in the composition of the Supervisory Board and the Management Board also facilitates the proper performance of the tasks and duties assigned to them by law, the Articles of Association and Terms of Reference.

As an integral part of Deutsche Bank’s strategy as a leading European bank with a global reach and a strong home market in Germany, diversity is a decisive factor for the bank’s success. Diversity, equity and inclusion help Deutsche Bank in forming and strengthening relationships with its clients and partners in the societies where the bank does business.

Age and gender as well as educational and professional backgrounds have long been accepted as key aspects of the far more comprehensive understanding of diversity at Deutsche Bank.

The bank is convinced that diversity, equity and inclusion stimulate innovation, for example, and helps the bank to take more balanced decisions and thus play a decisive role for the success of Deutsche Bank. Diversity and inclusion are therefore integral components of the bank’s values and beliefs and its Code of Conduct.

The targets for the proportion of women in management positions, the gender quota and the disclosure pursuant to Section 96 (2) of the German Stock Corporation Act (AktG) are described in the "Sustainability Statement" in the section "Own Workforce"

Diversity concept for the Supervisory Board

The diversity concept for the Supervisory Board and its implementation are described in the section “Supervisory Board - Objectives for the composition of the Supervisory Board, Profile of Requirements, diversity concept and status of implementation”.

Diversity concept and succession planning for the Management Board

Through the composition of the Management Board, it is to be ensured that its members have, at all times, the required knowledge, skills and experience necessary to properly perform their tasks. Accordingly, when selecting members for the Management Board, care is to be taken that they collectively have sufficient expertise and diversity within the meaning of the objectives specified above. Furthermore, the Supervisory Board and Management Board are to ensure long-term succession planning.

The Act to Supplement and Amend Regulations on the Equal Participation of Women and Men in Management Positions in the Private and Public Sectors (Equal Participation Act II (FüPoG II) requires that at least one woman and one man be appointed to a management board with more than three members; however, no additional goals must be set. The bank fulfilled this requirement as of December 31, 2024, as it has two women on the Management Board. In general, a Management Board member should not be older at the end of his or her appointment period than the regular retirement age according to the rules of the statutory pension insurance scheme applicable in Germany for the long-term insured to claim an early retirement pension.

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Deutsche Bank
Annual Report 2024

Implementation

In accordance with the law, the Articles of Association and Terms of Reference, the Supervisory Board adopted a candidate profile for the members of the Management Board, based on a proposal from the Nomination Committee. This profile takes into account an “Expertise and Capabilities Matrix”, specifying, among other things, the required knowledge, skills and experience to perform the tasks as Management Board member, in order to successfully develop and implement the bank’s strategy in the respective market or the respective division and as a management body collectively. The Management Board reviews succession plans for Management Board positions, both individually and as a group. Individual succession plans are reviewed and internal succession candidates are discussed in detail based on potential, leadership skills and experience as well as fit and proper suitability. As gender diversity is a key focus of Deutsche Bank, the respective succession metrics and data analytics support this process. After approval by the Management Board these plans are submitted to the Nomination Committee and the Supervisory Board in principle at a meeting for extensive deliberation.

In identifying candidates to fill a position on the bank’s Management Board, the Supervisory Board’s Nomination Committee takes into account the appropriate diversity balance of all Management Board members collectively. Furthermore, it also considers the targets set by the Supervisory Board in accordance with statutory requirements for the percentage of women on the Management Board.

The Nomination Committee supports the Supervisory Board with the periodic assessment, to be performed at least once a year, of the knowledge, skills and experience of the individual members of the Management Board and of the Management Board in its entirety.

Results achieved in the 2024 financial year

As of December 31, 2024, the Management Board comprised two women (20%) and eight men.

The age structure is diverse, ranging from 49 to 58 years of age as of December 31, 2024. nine years.

In light of the bank’s strategy as a leading European bank with a global reach and a strong home market in Germany, five of the ten Management Board members as of December 31, 2024 have a German background. Furthermore, the Management Board members come from Italy, the United Kingdom, France, Australia, New Zealand and Switzerland. However, the ethnic diversity of the Management Board does not currently reflect the full diversity of the markets where the bank does business or the diversity of Deutsche Bank’s employees.

The diverse range of the Management Board members’ educational and professional backgrounds includes accounting, banking, business administration, economics, engineering finance, literature, law and philosophy.

The bank transparently reports on Management Board diversity in addition to the information presented in this Corporate Governance Statement according to Sec. 289f and 315d of the German Commercial Code in the sections “Management Board” and “Supervisory Board” as well as on the bank’s website: www.db.com (Heading: Investor Relations, “Corporate Governance”, “Management Board”).

629

Deutsche Bank
Annual Report 2024

Related Party Transactions

For information on related party transactions please refer to Note 36 “Related party transactions“.

Value and leadership principles of Deutsche Bank AG and Deutsche Bank Group

Deutsche Bank Group Code of Conduct and Code of Ethics for Senior Financial Officers

Deutsche Bank Group’s Code of Conduct sets out Deutsche Banks’s purpose, values and beliefs and minimum standards of conduct that the bank expects all members of the Management Board and employees to follow. These values and standards govern employee interactions with the bank’s clients, competitors, business partners, government and regulatory authorities, and shareholders, as well as with other employees. In addition, the Code forms the cornerstone of the bank’s policies, which provide guidance on compliance with applicable laws and regulations.

In accordance with Section 406 of the Sarbanes-Oxley Act of 2002, the bank adopted a Code of Ethics for Senior Financial Officers of Deutsche Bank AG and Deutsche Bank Group with special obligations that apply to the “Senior Financial Officers”, which currently consist of Deutsche Bank’s Chairman of the Management Board and the Chief Financial Officer as well as certain other Senior Financial Officers. There were no amendments or waivers to this Code of Ethics in 2024.

The current versions of the Code of Conduct as well as the Code of Ethics for Senior Financial Officers of Deutsche Bank AG and Deutsche Bank Group are available from Deutsche Bank’s website: www.db.com/ir/en/documents.htm.

Corporate Governance at Deutsche Bank AG and Deutsche Bank Group

Deutsche Bank established a Group Governance function to define, implement and monitor the corporate governance framework of Deutsche Bank AG and Deutsche Bank Group and to perform this governance function throughout the Group. Group Governance addresses corporate governance issues in Deutsche Bank AG and Deutsche Bank Group, while focusing closely on clear organizational structures aligned to the key elements of good corporate governance.

Deutsche Bank AG and Deutsche Bank Group are committed to ensuring a corporate governance framework in accordance with international standards and statutory provisions. In support of this objective, Deutsche Bank AG and Deutsche Bank Group have instituted clear corporate governance principles.

Further details on corporate governance are published on Deutsche Bank’s website (www.db.com/ir/en/corporate-governance.htm).

630

Deutsche Bank
Annual Report 2024

Principal accountant fees and services

In accordance with German law, Deutsche Bank’s principal accountant is appointed at the Annual General Meeting based on a recommendation of Deutsche Bank’s Supervisory Board. The Audit Committee of the Supervisory Board prepares such a recommendation. Subsequent to the principal accountant’s appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountant’s independence. EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft (EY) was the bank’s principal accountant for the 2023 and 2024 fiscal years, respectively.

The tables set forth below contain the aggregate fees billed for each of the last two fiscal years by EY in each of the following categories: (1) Audit fees include fees for professional services for the audit of Deutsche Bank’s annual financial statements and consolidated financial statements and do not include audit fees for DWS and its subsidiaries that are not audited by EY, (2) Audit-related fees include fees for other assurance services required by law or regulations, in particular for financial service specific attestation, for quarterly reviews, for mergers and acquisition audits, as well as fees for voluntary assurance services, like voluntary audits for internal management purposes and the issuance of comfort letters, (3) Tax-related fees include fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to tax planning initiatives and assistance with assessing compliance with tax regulations, and (4) All other fees, which are fees for products and services other than Audit fees, Audit-related fees and Tax-related fees. These amounts include expenses and exclude Value Added Tax (VAT).

Fees billed by EY

Fee category in € m.		2024	2023
Audit fees		69	66
Audit-related fees		10	12
Tax-related fees		0	0
All other fees		1	0
Total fees	[1]	80	78

Under SEC regulations, the principal accountant fees are required to be presented as follows: audit fees were € 72 million in 2024 compared to € 68 million in 2023, audit-related fees were € 7 million in 2024 compared to € 10 million in 2023, tax-related fees were € 0 in 2024 and 2023, and all other fees were € 1 million in 2024 compared to € 0 million in 2023.

United States law and regulations generally require that all engagements of Deutsche Bank’s principal accountant be pre-approved by the Audit Committee of the Bank’s Supervisory Board or pursuant to policies and procedures adopted by it. The Audit Committee has designated a list of pre-approved audit, audit-related and tax services that it has authorized the Finance Chief Accounting Office to engage Deutsche Bank’s principal accountant to perform if the estimated costs are less than or equal to € 1 million. The Audit Committee has also designated a list of pre-approved audit services that it has authorized the Finance Chief Accounting Office to engage Deutsche Bank’s principal accountant to perform with estimated costs in excess of € 1 million. All engagement requests for audit, audit-related and tax services that are not on the pre-approved list of specified services must be approved by the Audit Committee. The Finance Chief Accounting Office periodically reports the engagements approved by it to the Audit Committee. In addition, to facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority to several of its members who are “independent” as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such members are required to report any approvals made by them to the Audit Committee at its next meeting.

Additionally, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating to no more than five percent of the total amount of revenues the bank paid to the principal accountant, if such engagements were not recognized by the bank at the time of engagement and were promptly brought to the attention of the bank’s Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2023 and 2024, the percentage of the total amount of revenues Deutsche Bank paid to its principal accountant for non-audit services that was subject to such a waiver was less than 5% for each year.

631

Deutsche Bank
Annual Report 2024

5-Article 8 Tables

639	Tabular disclosures in accordance with Article 8 of the Taxonomy Regulation
640	Table 1.1: Assets for the calculation of GAR (Turnover KPIs)
644	Table 1.2: Assets for the calculation of GAR (CapEx KPIs)
648	Table 2.1: GAR sector information (Turnover KPIs)
656	Table 2.2: GAR sector information (CapEx KPIs)
664	Table 3.1: GAR KPI stock (Turnover)
668	Table 3.2: GAR KPI stock (CapEx)
672	Table 4.1: GAR KPI flow (Turnover KPIs)
676	Table 4.2: GAR KPI flow (CapEx KPIs)
680	Table 5.1: KPI off-balance sheet exposures (Turnover KPIs stock)
681	Table 5.2: KPI off-balance sheet exposures (Turnover KPIs flow)
682	Table 5.3: KPI off-balance sheet exposures (CapEx KPIs stock)
683	Table 5.4: KPI off-balance sheet exposures (CapEx KPIs flow)
684	Nuclear energy and fossil gas related activities – Turnover KPIs
685	Taxonomy-aligned economic activities (denominator) – Turnover KPIs
690	Taxonomy-eligible but not taxonomy-aligned economic activities – Turnover KPIs
692	Taxonomy non-eligible economic activities – Turnover KPIs

632

Deutsche Bank
Annual Report 2024

Tabular disclosures in accordance with Article 8 of the Taxonomy Regulation

Tables 1.1 and 1.2 “Assets for the calculation of GAR” highlight the composition of the ratio’s numerator and denominator. Exposures are presented by counterparty type, e.g., financial undertakings, non-financial undertakings and households, and further split by product type, e.g., loans and advances, debt securities and equity instruments. Assets which are not considered in the GAR calculation i.e., exposures to central governments and supranational issuers, central banks exposures and trading book are also reported in these tables. Finally, the tables include off-balance sheet exposures for financial guarantees and assets under management with undertakings subject to NFRD disclosure obligations. The assets under management reflect the total of the in scope Private Bank and Asset Management (DWS) positions.

Taxonomy eligibility and alignment are assessed for exposures which are included in the GAR numerator. For year-end 2024, Deutsche Bank is reporting on the Taxonomy eligibility and alignment for the climate change mitigation and adaptation objectives, as well as Taxonomy eligibility for the four remaining environmental objectives (water and marine resources, circular economy, pollution prevention and control, biodiversity and ecosystems).

The tables are duplicated based on the turnover and capex KPIs of the bank’s counterparties for the general purpose lending exposures, while exposures with known use of proceeds are presented in both tables in the same way.

Tables 2.1 and 2.2 “GAR sector information” lay out banking book exposures toward the sectors covered by the EU Taxonomy compass under the climate change mitigation and adaptation objectives. NACE codes are required to be presented at the level 4 and are based on the principal activity of the counterparty. For counterparties which are holding companies, the NACE sector of the principal activity of the specific counterparty controlled by the holding company is considered for reporting. The tables are duplicated based on the turnover and capex KPIs of the bank’s counterparties for the general purpose lending exposures.

Tables 3.1 and 3.2 “GAR KPI stock” present the GAR KPIs on the basis of data disclosed in the Tables 1.1 and 1.2 respectively. KPIs in this template reflect the proportion of exposures related to Taxonomy eligible and aligned activities compared to the covered assets. The tables are duplicated based on the turnover and capex KPIs of the bank’s counterparties for the general purpose lending exposures.

Tables 4.1 and 4.2 “GAR KPI flow” highlight the GAR KPIs on flow of new Taxonomy eligible and aligned loans and advances, debt securities and equity instruments to NFRD-relevant undertakings and households in relation to the total flow of loans and advances, debt securities and equity instruments to financial and non-financial undertakings and households. The flow data is calculated using gross carrying amount of exposures at origination (i.e., new loans and advances, debt securities, equity instruments) newly incurred between January and December 2024. The tables are duplicated based on the turnover and capex KPIs of the bank’s counterparties for the general purpose lending exposures.

Tables 5.1, 5.2, 5.3 and 5.4 “KPI off-balance-sheet exposures” lay out KPIs for off-balance sheet exposures, financial guarantees and assets under management, in stock and flow, calculated on the basis of data disclosed in Tables 1.1 and 1.2 respectively. The assets under management data reflect the total of the in scope Private Bank and Asset Management (DWS) positions. As the Disclosure Delegated Acts and Frequently Asked Questions documents from the EU Commission provide no definition of flows for assets under management, Deutsche Bank assesses them based on the net flows in line with the common industry practice of the assets under management reporting. Where net flows were negative in the reporting period, resulting EU Taxonomy KPIs are set to zero.

Finally, nuclear energy and fossil gas tables are used to report on the Taxonomy alignment of exposures to counterparties engaged in six nuclear energy and fossil gas activities prescribed in the Complementary Climate Delegated Act EU 2022/1214. Tables are reported for on balance sheet exposures in scope of GAR stock KPI as well as for off-balance-sheet exposures. Tables for GAR flow KPI are not reported given the immateriality of exposures. All tables are duplicated based on the turnover and capex KPIs of the bank’s counterparties for the general purpose lending exposures.

Numbers presented in the following tables may not add up due to rounding. Blank cells represent datapoints that don’t have to be reported based on the templates prescribed by the EU Taxonomy Regulation and the related Disclosures Delegated Acts.

633

Deutsche Bank
Annual Report 2024

Table 1.1: Assets for the calculation of GAR (Turnover KPIs)

		a	b	c	d	e	f	g	h	i	j
		Dec 31, 2024
		Total [gross] carrying amount	Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)
			Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)
in € m.					Of which Use of Proceeds	Of which transi- tional	Of which enabling			Of which Use of Proceeds	Of which enabling
	GAR - Covered assets in numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	234,124	172,994	6,079	4,986	57	561	294	18	0	7
2	Financial undertakings	22,212	4,507	367	0	28	93	10	4	0	4
3	Credit institutions	17,525	3,663	271	0	27	25	6	0	0	0
4	Loans and advances	17,086	3,627	270	0	27	25	6	0	0	0
5	Debt securities, including UoP	438	36	1	0	0	0	0	0	0	0
6	Equity instruments	0	0	0		0	0	0	0		0
7	Other financial corporations	4,688	844	96	0	1	67	4	4	0	4
8	of which investment firms	2,970	622	69	0	0	62	4	4	0	4
9	Loans and advances	2,970	622	69	0	0	62	4	4	0	4
10	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0
11	Equity instruments	0	0	0		0	0	0	0		0
12	of which management companies	760	30	0	0	0	0	0	0	0	0
13	Loans and advances	760	30	0	0	0	0	0	0	0	0
14	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0
15	Equity instruments	0	0	0		0	0	0	0		0
16	of which insurance undertakings	958	193	27	0	1	5	0	0	0	0
17	Loans and advances	958	193	27	0	1	5	0	0	0	0
18	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0
19	Equity instruments	0	0	0		0	0	0	0		0
20	Non-financial undertakings	12,313	2,980	742	16	28	469	284	14	0	3
21	Loans and advances	12,094	2,902	742	16	28	469	284	14	0	3
22	Debt securities, including UoP	220	78	0	0	0	0	0	0	0	0
23	Equity instruments	0	0	0		0	0	0	0		0
24	Households	199,587	165,497	4,970	4,970	0	0	0	0	0	0
25	of which loans collateralized by residential immovable property	159,075	159,071	4,970	4,970	0	0	0	0	0	0
26	of which building renovation loans	2,948	2,948	0	0	0	0	0	0	0	0
27	of which motor vehicle loans	3,478	3,478	0	0	0	0
28	Local governments financing	0	0	0	0	0	0	0	0	0	0
29	Housing financing	0	0	0	0	0	0	0	0	0	0
30	Other local government financing	0	0	0	0	0	0	0	0	0	0
31	Collateral obtained by taking possession: residential and commercial immovable properties	11	11	0	0	0	0	0	0	0	0
32	Assets excluded from the numerator for GAR calculation (covered in the denominator)	381,248
33	Financial and Non-financial undertakings	349,350
34	SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations	125,585
35	Loans and advances	122,858
36	of which loans collateralized by commercial immovable property	21,540
37	of which building renovation loans	629
38	Debt securities	2,258
39	Equity instruments	469
40	Non-EU country counterparties not subject to NFRD disclosure obligations	223,765
41	Loans and advances	214,331
42	Debt securities	8,416
43	Equity instruments	1,018
44	Derivatives	1,151
45	On demand interbank loans	6,109
46	Cash and cash-related assets	1,896
47	Other categories of assets (e.g. Goodwill, commodities etc.)	22,742
48	Total GAR assets	615,372	172,994	6,079	4,986	57	561	294	18	0	7
49	Assets not covered for GAR calculation	773,661
50	Central governments and Supranational issuers	152,482
51	Central banks exposure	155,851
52	Trading book	465,328
53	Total assets	1,389,033	172,994	6,079	4,986	57	561	294	18	0	7
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
54	Financial guarantees	32,780	1,433	781	0	7	665	58	2	0	2
55	Assets under Management	1,206,884	84,162	16,673	0	864	9,222	3,895	413	0	187
56	Of which debt securities	252,814	3	3	0	0	2	0	0	0	0
57	Of which equity instruments	590,595	7,933	3,299	0	37	2,489	294	14	0	5

634
Deutsche Bank
Annual Report 2024

		k	o	s	w	ab	ac	ad	ae	af
						Dec 31, 2024
		Water and marine resources (WTR)	Circular Economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)	Of which towards taxonomy relevant sectors (Taxonomy-eligible)	Of which towards taxonomy relevant sectors (Taxonomy-eligible)	Of which towards taxonomy relevant sectors (Taxonomy-eligible)	Of which towards taxonomy relevant sectors (Taxonomy-eligible)
							Of which environmentally sustainable (Taxonomy-aligned)
in € m.								Of which Use of Proceeds	Of which transi- tional	Of which enabling
	GAR - Covered assets in numerator and denominator	0	0	0	0
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	2	118	48	0	173,456	6,097	4,986	57	568
2	Financial undertakings	0	13	0	0	4,530	371	0	28	96
3	Credit institutions	0	1	0	0	3,669	271	0	27	25
4	Loans and advances	0	1	0	0	3,634	270	0	27	25
5	Debt securities, including UoP	0	0	0	0	36	1	0	0	0
6	Equity instruments	0	0	0	0	0	0		0	0
7	Other financial corporations	0	12	0	0	861	100	0	1	71
8	of which investment firms	0	12	0	0	638	73	0	0	66
9	Loans and advances	0	12	0	0	638	73	0	0	66
10	Debt securities, including UoP	0	0	0	0	0	0	0	0	0
11	Equity instruments	0	0	0	0	0	0		0	0
12	of which management companies	0	0	0	0	30	0	0	0	0
13	Loans and advances	0	0	0	0	30	0	0	0	0
14	Debt securities, including UoP	0	0	0	0	0	0	0	0	0
15	Equity instruments	0	0	0	0	0	0		0	0
16	of which insurance undertakings	0	0	0	0	193	27	0	1	5
17	Loans and advances	0	0	0	0	193	27	0	1	5
18	Debt securities, including UoP	0	0	0	0	0	0	0	0	0
19	Equity instruments	0	0	0	0	0	0		0	0
20	Non-financial undertakings	2	105	48	0	3,419	756	16	28	471
21	Loans and advances	2	105	48	0	3,341	756	16	28	471
22	Debt securities, including UoP	0	0	0	0	78	0	0	0	0
23	Equity instruments	0	0	0	0	0	0		0	0
24	Households	0	0	0	0	165,497	4,970	4,970	0	0
25	of which loans collateralized by residential immovable property	0	0	0	0	159,071	4,970	4,970	0	0
26	of which building renovation loans	0	0	0	0	2,948	0	0	0	0
27	of which motor vehicle loans	0	0	0	0	3,478	0	0	0	0
28	Local governments financing	0	0	0	0	0	0	0	0	0
29	Housing financing	0	0	0	0	0	0	0	0	0
30	Other local government financing	0	0	0	0	0	0	0	0	0
31	Collateral obtained by taking possession: residential and commercial immovable properties	0	0	0	0	11	0	0	0	0
32	Assets excluded from the numerator for GAR calculation (covered in the denominator)	0	0	0	0
33	Financial and Non-financial undertakings	0	0	0	0
34	SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations	0	0	0	0
35	Loans and advances	0	0	0	0
36	of which loans collateralized by commercial immovable property	0	0	0	0
37	of which building renovation loans	0	0	0	0
38	Debt securities	0	0	0	0
39	Equity instruments	0	0	0	0
40	Non-EU country counterparties not subject to NFRD disclosure obligations	0	0	0	0
41	Loans and advances	0	0	0	0
42	Debt securities	0	0	0	0
43	Equity instruments	0	0	0	0
44	Derivatives	0	0	0	0
45	On demand interbank loans	0	0	0	0
46	Cash and cash-related assets	0	0	0	0
47	Other categories of assets (e.g. Goodwill, commodities etc.)	0	0	0	0
48	Total GAR assets	2	118	48	0	173,456	6,097	4,986	57	568
49	Assets not covered for GAR calculation	0	0	0	0
50	Central governments and Supranational issuers	0	0	0	0
51	Central banks exposure	0	0	0	0
52	Trading book	0	0	0	0
53	Total assets	2	118	48	0	173,456	6,097	4,986	57	568
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
54	Financial guarantees	6	61	38	0	1,596	783	0	7	667
55	Assets under Management	186	3078	3249	313	94,884	17,086	0	864	9,409
56	Of which debt securities	0	0	0	0	4	3	0	0	2
57	Of which equity instruments	11	448	531	82	9,298	3,313	0	37	2,494

PY

635

Deutsche Bank
Annual Report 2024

		a	b	c	d	e	f	g	h	i	j
		Dec 31, 2023
		Total [gross] carrying amount	Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)
			Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)
in € m.					Of which Use of Proceeds	Of which transi- tional	Of which enabling			Of which Use of Proceeds	Of which enabling
	GAR - Covered assets in numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	236,209	172,463	7,493	6,606	109	412	64	53	0	12
2	Financial undertakings	13,012	2,308	57	0	0	55	5	3	0	1
3	Credit institutions	10,102	1,582	0	0	0	0	0	0	0	0
4	Loans and advances	9,244	1,581	0	0	0	0	0	0	0	0
5	Debt securities, including UoP	858	1	0	0	0	0	0	0	0	0
6	Equity instruments	0	0	0		0	0	0	0		0
7	Other financial corporations	2,910	726	57	0	0	55	5	3	0	1
8	of which investment firms	924	617	56	0	0	54	5	3	0	1
9	Loans and advances	924	617	56	0	0	54	5	3	0	1
10	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0
11	Equity instruments	0	0	0		0	0	0	0		0
12	of which management companies	911	45	0	0	0	0	0	0	0	0
13	Loans and advances	911	45	0	0	0	0	0	0	0	0
14	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0
15	Equity instruments	0	0	0		0	0	0	0		0
16	of which insurance undertakings	1,074	64	0	0	0	0	0	0	0	0
17	Loans and advances	1,074	64	0	0	0	0	0	0	0	0
18	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0
19	Equity instruments	0	0	0		0	0	0	0		0
20	Non-financial undertakings	12,394	3,188	831	0	109	358	60	49	0	12
21	Loans and advances	12,278	3,076	830	0	109	357	60	49	0	12
22	Debt securities, including UoP	114	111	0	0	0	0	0	0	0	0
23	Equity instruments	2	1	1		0	0	0	0		0
24	Households	210,792	166,967	6,606	6,606	0	0	0	0	0	0
25	of which loans collateralized by residential immovable property	161,427	161,427	6,606	6,606	0	0	0	0	0	0
26	of which building renovation loans	2,562	2,562	0	0	0	0	0	0	0	0
27	of which motor vehicle loans	2,978	2,978	0	0	0	0
28	Local governments financing	0	0	0	0	0	0	0	0	0	0
29	Housing financing	0	0	0	0	0	0	0	0	0	0
30	Other local government financing	0	0	0	0	0	0	0	0	0	0
31	Collateral obtained by taking possession: residential and commercial immovable properties	12	0	0	0	0	0	0	0	0	0
32	Assets excluded from the numerator for GAR calculation (covered in the denominator)	344,746
33	Financial and Non-financial undertakings	310,689
34	SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations	126,832
35	Loans and advances	123,016
36	of which loans collateralized by commercial immovable property	21,835
37	of which building renovation loans	125
38	Debt securities	3,424
39	Equity instruments	393
40	Non-EU country counterparties not subject to NFRD disclosure obligations	183,857
41	Loans and advances	175,400
42	Debt securities	7,561
43	Equity instruments	896
44	Derivatives	1,225
45	On demand interbank loans	6,048
46	Cash and cash-related assets	1,774
47	Other categories of assets (e.g. Goodwill, commodities etc.)	25,010
48	Total GAR assets	580,956	172,462	7,493	6,606	109	412	66	55	0	14
49	Assets not covered for GAR calculation	733,277
50	Central governments and Supranational issuers	145,031
51	Central banks exposure	186,931
52	Trading book	401,315
53	Total assets	1,314,232	172,462	7,493	6,606	109	412	66	55	0	14
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
54	Financial guarantees	29,422	976	149	0	2	65	25	4	0	3
55	Assets under Management	1,074,167	91,297	8,449	0	397	4,568	848	186	0	59
56	Of which debt securities	176,915	1,592	189	0	4	72	21	3	0	3
57	Of which equity instruments	465,024	12,028	1,978	0	148	1,327	117	131	0	5
		0	0	0	0	0	0	0	0	0	0

636

Deutsche Bank
Annual Report 2024

		k	o	s	w	ab	ac	ad	ae	af
						Dec 31, 2023
		Water and marine resources (WTR)	Circular Economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)	Of which towards taxonomy relevant sectors (Taxonomy-eligible)	Of which towards taxonomy relevant sectors (Taxonomy-eligible)	Of which towards taxonomy relevant sectors (Taxonomy-eligible)	Of which towards taxonomy relevant sectors (Taxonomy-eligible)
							Of which environmentally sustainable (Taxonomy-aligned)
in € m.								Of which Use of Proceeds	Of which transi- tional	Of which enabling
	GAR - Covered assets in numerator and denominator	0	0	0	0
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	0	0	0	0	172,527	7,546	6,606	109	424
2	Financial undertakings	0	0	0	0	2,312	60	0	0	55
3	Credit institutions	0	0	0	0	1,582	0	0	0	0
4	Loans and advances	0	0	0	0	1,581	0	0	0	0
5	Debt securities, including UoP	0	0	0	0	1	0	0	0	0
6	Equity instruments	0	0	0	0	0	0		0	0
7	Other financial corporations	0	0	0	0	730	60	0	0	55
8	of which investment firms	0	0	0	0	621	60	0	0	55
9	Loans and advances	0	0	0	0	621	60	0	0	55
10	Debt securities, including UoP	0	0	0	0	0	0	0	0	0
11	Equity instruments	0	0	0	0	0	0		0	0
12	of which management companies	0	0	0	0	45	0	0	0	0
13	Loans and advances	0	0	0	0	45	0	0	0	0
14	Debt securities, including UoP	0	0	0	0	0	0	0	0	0
15	Equity instruments	0	0	0	0	0	0		0	0
16	of which insurance undertakings	0	0	0	0	64	0	0	0	0
17	Loans and advances	0	0	0	0	64	0	0	0	0
18	Debt securities, including UoP	0	0	0	0	0	0	0	0	0
19	Equity instruments	0	0	0	0	0	0		0	0
20	Non-financial undertakings	0	0	0	0	3,248	880	0	109	369
21	Loans and advances	0	0	0	0	3,135	879	0	109	369
22	Debt securities, including UoP	0	0	0	0	111	0	0	0	0
23	Equity instruments	0	0	0	0	1	1		0	0
24	Households	0	0	0	0	166,967	6,606	6,606	0	0
25	of which loans collateralized by residential immovable property	0	0	0	0	161,427	6,606	6,606	0	0
26	of which building renovation loans	0	0	0	0	2,562	0	0	0	0
27	of which motor vehicle loans	0	0	0	0	2,978	0	0	0	0
28	Local governments financing	0	0	0	0	0	0	0	0	0
29	Housing financing	0	0	0	0	0	0	0	0	0
30	Other local government financing	0	0	0	0	0	0	0	0	0
31	Collateral obtained by taking possession: residential and commercial immovable properties	0	0	0	0	0	0	0	0	0
32	Assets excluded from the numerator for GAR calculation (covered in the denominator)	0	0	0	0
33	Financial and Non-financial undertakings	0	0	0	0
34	SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations	0	0	0	0
35	Loans and advances	0	0	0	0
36	of which loans collateralized by commercial immovable property	0	0	0	0
37	of which building renovation loans	0	0	0	0
38	Debt securities	0	0	0	0
39	Equity instruments	0	0	0	0
40	Non-EU country counterparties not subject to NFRD disclosure obligations	0	0	0	0
41	Loans and advances	0	0	0	0
42	Debt securities	0	0	0	0
43	Equity instruments	0	0	0	0
44	Derivatives	0	0	0	0
45	On demand interbank loans	0	0	0	0
46	Cash and cash-related assets	0	0	0	0
47	Other categories of assets (e.g. Goodwill, commodities etc.)	0	0	0	0
48	Total GAR assets	0	0	0	0	172,527	7,548	6,606	109	426
49	Assets not covered for GAR calculation	0	0	0	0
50	Central governments and Supranational issuers	0	0	0	0
51	Central banks exposure	0	0	0	0
52	Trading book	0	0	0	0
53	Total assets	0	0	0	0	172,527	7,548	6,606	109	426
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
54	Financial guarantees	0	0	0	0	1,001	153	0	2	67
55	Assets under Management	0	0	0	0	92,145	8,635	0	397	4,627
56	Of which debt securities	0	0	0	0	1,613	193	0	4	74
57	Of which equity instruments	0	0	0	0	12,145	2,109	0	148	1,332
		0	0	0	0	0	0	0	0	0

637

Deutsche Bank
Annual Report 2024

Table 1.2: Assets for the calculation of GAR (CapEx KPIs)

		a	b	c	d	e	f	g	h	i	j
		Dec 31, 2024
		Total [gross] carrying amount	Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)
			Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)
in € m.					Of which Use of Proceeds	Of which transi- tional	Of which enabling			Of which Use of Proceeds	Of which enabling
	GAR - Covered assets in numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	234,124	174,312	7,158	4,986	145	1,065	551	150	0	30
2	Financial undertakings	22,212	4,590	532	0	39	167	33	17	0	15
3	Credit institutions	17,525	3,659	322	0	33	47	15	1	0	0
4	Loans and advances	17,086	3,636	321	0	33	47	15	1	0	0
5	Debt securities, including UoP	438	23	2	0	0	0	0	0	0	0
6	Equity instruments	0	0	0		0	0	0	0		0
7	Other financial corporations	4,688	931	210	0	6	120	18	16	0	15
8	of which investment firms	2,970	698	174	0	4	111	15	15	0	15
9	Loans and advances	2,970	698	174	0	4	111	15	15	0	15
10	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0
11	Equity instruments	0	0	0		0	0	0	0		0
12	of which management companies	760	30	0	0	0	0	0	0	0	0
13	Loans and advances	760	30	0	0	0	0	0	0	0	0
14	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0
15	Equity instruments	0	0	0		0	0	0	0		0
16	of which insurance undertakings	958	203	35	0	2	9	3	1	0	0
17	Loans and advances	958	203	35	0	2	9	3	1	0	0
18	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0
19	Equity instruments	0	0	0		0	0	0	0		0
20	Non-financial undertakings	12,313	4,215	1,657	16	106	898	518	133	0	15
21	Loans and advances	12,094	4,136	1,655	16	106	896	518	133	0	15
22	Debt securities, including UoP	220	79	2	0	0	2	0	0	0	0
23	Equity instruments	0	0	0		0	0	0	0		0
24	Households	199,587	165,497	4,970	4,970	0	0	0	0	0	0
25	of which loans collateralized by residential immovable property	159,075	159,071	4,970	4,970	0	0	0	0	0	0
26	of which building renovation loans	2,948	2,948	0	0	0	0	0	0	0	0
27	of which motor vehicle loans	3,478	3,478	0	0	0	0
28	Local governments financing	0	0	0	0	0	0	0	0	0	0
29	Housing financing	0	0	0	0	0	0	0	0	0	0
30	Other local government financing	0	0	0	0	0	0	0	0	0	0
31	Collateral obtained by taking possession: residential and commercial immovable properties	11	11	0	0	0	0	0	0	0	0
32	Assets excluded from the numerator for GAR calculation (covered in the denominator)	381,248
33	Financial and Non-financial undertakings	349,350
34	SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations	125,585
35	Loans and advances	122,858
36	of which loans collateralized by commercial immovable property	21,540
37	of which building renovation loans	629
38	Debt securities	2,258
39	Equity instruments	469
40	Non-EU country counterparties not subject to NFRD disclosure obligations	223,765
41	Loans and advances	214,331
42	Debt securities	8,416
43	Equity instruments	1,018
44	Derivatives	1,151
45	On demand interbank loans	6,109
46	Cash and cash-related assets	1,896
47	Other categories of assets (e.g. Goodwill, commodities etc.)	22,742
48	Total GAR assets	615,372	174,312	7,158	4,986	145	1,065	551	150	0	30
49	Assets not covered for GAR calculation	773,661
50	Central governments and Supranational issuers	152,482
51	Central banks exposure	155,851
52	Trading book	465,328
53	Total assets	1,389,033	174,312	7,158	4,986	145	1,065	551	150	0	30
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
54	Financial guarantees	32,780	1,792	1,034	0	18	614	75	9	0	5
55	Assets under Management	1,206,884	99,369	26,123	0	1,467	13,164	2,773	811	0	389
56	Of which debt securities	252,814	5	5	0	0	3	0	0	0	0
57	Of which equity instruments	590,595	12,841	5,808	0	177	3,354	527	40	0	20

638
Deutsche Bank
Annual Report 2024

		k	o	s	w	ab	ac	ad	ae	af
						Dec 31, 2024
		Water and marine resources (WTR)	Circular Economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)	Of which towards taxonomy relevant sectors (Taxonomy-eligible)	Of which towards taxonomy relevant sectors (Taxonomy-eligible)	Of which towards taxonomy relevant sectors (Taxonomy-eligible)	Of which towards taxonomy relevant sectors (Taxonomy-eligible)
							Of which environmentally sustainable (Taxonomy-aligned)
in € m.								Of which Use of Proceeds	Of which transi- tional	Of which enabling
	GAR - Covered assets in numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	2	173	35	0	175,073	7,308	4,986	145	1,095
2	Financial undertakings	0	7	0	0	4,629	549	0	39	182
3	Credit institutions	0	0	0	0	3,674	323	0	33	47
4	Loans and advances	0	0	0	0	3,651	322	0	33	47
5	Debt securities, including UoP	0	0	0	0	24	2	0	0	0
6	Equity instruments	0	0	0	0	0	0		0	0
7	Other financial corporations	0	7	0	0	955	225	0	6	135
8	of which investment firms	0	7	0	0	719	189	0	4	126
9	Loans and advances	0	7	0	0	719	189	0	4	126
10	Debt securities, including UoP	0	0	0	0	0	0	0	0	0
11	Equity instruments	0	0	0	0	0	0		0	0
12	of which management companies	0	0	0	0	30	0	0	0	0
13	Loans and advances	0	0	0	0	30	0	0	0	0
14	Debt securities, including UoP	0	0	0	0	0	0	0	0	0
15	Equity instruments	0	0	0	0	0	0		0	0
16	of which insurance undertakings	0	0	0	0	206	36	0	2	9
17	Loans and advances	0	0	0	0	206	36	0	2	9
18	Debt securities, including UoP	0	0	0	0	0	0	0	0	0
19	Equity instruments	0	0	0	0	0	0		0	0
20	Non-financial undertakings	2	166	35	0	4,936	1,790	16	106	913
21	Loans and advances	2	166	35	0	4,858	1,788	16	106	911
22	Debt securities, including UoP	0	0	0	0	79	2	0	0	2
23	Equity instruments	0	0	0	0	0	0		0	0
24	Households	0	0	0	0	165,497	4,970	4,970	0	0
25	of which loans collateralized by residential immovable property	0	0	0	0	159,071	4,970	4,970	0	0
26	of which building renovation loans	0	0	0	0	2,948	0	0	0	0
27	of which motor vehicle loans	0	0	0	0	0	0	0	0	0
28	Local governments financing	0	0	0	0	0	0	0	0	0
29	Housing financing	0	0	0	0	0	0	0	0	0
30	Other local government financing	0	0	0	0	0	0	0	0	0
31	Collateral obtained by taking possession: residential and commercial immovable properties	0	0	0	0	11	0	0	0	0
32	Assets excluded from the numerator for GAR calculation (covered in the denominator)
33	Financial and Non-financial undertakings
34	SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations
35	Loans and advances
36	of which loans collateralized by commercial immovable property
37	of which building renovation loans
38	Debt securities
39	Equity instruments
40	Non-EU country counterparties not subject to NFRD disclosure obligations
41	Loans and advances
42	Debt securities
43	Equity instruments
44	Derivatives
45	On demand interbank loans
46	Cash and cash-related assets
47	Other categories of assets (e.g. Goodwill, commodities etc.)
48	Total GAR assets	2	173	35	0	175,073	7,308	4,986	145	1,095
49	Assets not covered for GAR calculation
50	Central governments and Supranational issuers
51	Central banks exposure
52	Trading book
53	Total assets	2	173	35	0	175,073	7,308	4,986	145	1,095
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
54	Financial guarantees	8	39	7	0	1,922	1,043	0	18	619
55	Assets under Management	316	2,241	2,693	50	107,442	26,933	0	1,467	13,553
56	Of which debt securities	0	0	0	0	5	5	0	0	3
57	Of which equity instruments	16	386	345	3	14,117	5,848	0	177	3,374

639

Deutsche Bank
Annual Report 2024

		a	b	c	d	e	f	g	h	i	j
		Dec 31, 2023
		Total [gross] carrying amount	Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)
			Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)
in € m.					Of which Use of Proceeds	Of which transi- tional	Of which enabling			Of which Use of Proceeds	Of which enabling
	GAR - Covered assets in numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	236,209	174,064	8,745	6,606	234	868	234	183	0	10
2	Financial undertakings	13,012	2,285	125	0	9	106	0	0	0	0
3	Credit institutions	10,102	1,534	0	0	0	0	0	0	0	0
4	Loans and advances	9,244	1,533	0	0	0	0	0	0	0	0
5	Debt securities, including UoP	858	1	0	0	0	0	0	0	0	0
6	Equity instruments	0	0	0		0	0	0	0		0
7	Other financial corporations	2,910	751	125	0	9	106	0	0	0	0
8	of which investment firms	924	635	122	0	9	105	0	0	0	0
9	Loans and advances	924	635	122	0	9	105	0	0	0	0
10	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0
11	Equity instruments	0	0	0		0	0	0	0		0
12	of which management companies	911	51	1	0	0	0	0	0	0	0
13	Loans and advances	911	51	1	0	0	0	0	0	0	0
14	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0
15	Equity instruments	0	0	0		0	0	0	0		0
16	of which insurance undertakings	1,074	65	1	0	0	1	0	0	0	0
17	Loans and advances	1,074	65	1	0	0	1	0	0	0	0
18	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0
19	Equity instruments	0	0	0		0	0	0	0		0
20	Non-financial undertakings	12,394	4,812	2,015	0	226	762	234	183	0	10
21	Loans and advances	12,278	4,697	2,011	0	226	759	234	183	0	10
22	Debt securities, including UoP	114	114	3	0	0	3	0	0	0	0
23	Equity instruments	2	1	1		0	0	0	0		0
24	Households	210,792	166,967	6,606	6,606	0	0	0	0	0	0
25	of which loans collateralized by residential immovable property	161,427	161,427	6,606	6,606	0	0	0	0	0	0
26	of which building renovation loans	2,562	2,562	0	0	0	0	0	0	0	0
27	of which motor vehicle loans	2,978	2,978	0	0	0	0
28	Local governments financing	0	0	0	0	0	0	0	0	0	0
29	Housing financing	0	0	0	0	0	0	0	0	0	0
30	Other local government financing	0	0	0	0	0	0	0	0	0	0
31	Collateral obtained by taking possession: residential and commercial immovable properties	12	0	0	0	0	0	0	0	0	0
32	Assets excluded from the numerator for GAR calculation (covered in the denominator)	344,746
33	Financial and Non-financial undertakings	310,689
34	SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations	126,832
35	Loans and advances	123,015
36	of which loans collateralized by commercial immovable property	21,835
37	of which building renovation loans	125
38	Debt securities	3,423
39	Equity instruments	393
40	Non-EU country counterparties not subject to NFRD disclosure obligations	183,857
41	Loans and advances	175,400
42	Debt securities	7,561
43	Equity instruments	896
44	Derivatives	1,225
45	On demand interbank loans	6,048
46	Cash and cash-related assets	1,774
47	Other categories of assets (e.g. Goodwill, commodities etc.)	25,010
48	Total GAR assets	580,955	174,061	8,745	6,606	234	868	237	187	0	14
49	Assets not covered for GAR calculation	733,277
50	Central governments and Supranational issuers	145,031
51	Central banks exposure	186,930
52	Trading book	401,315
53	Total assets	1,314,232	174,061	8,745	6,606	234	868	237	187	0	14
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
54	Financial guarantees	29,422	1,417	365	0	4	175	22	10	0	9
55	Assets under Management	1,074,167	49,029	16,648	0	933	8,548	1,011	209	0	26
56	Of which debt securities	176,195	1,996	498	0	21	207	21	8	0	8
57	Of which equity instruments	465,024	16,275	4,573	0	303	2,826	134	143	0	12

640

Deutsche Bank
Annual Report 2024

		k	o	s	w	ab	ac	ad	ae	af
						Dec 31, 2023
		Water and marine resources (WTR)	Circular Economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)	Of which towards taxonomy relevant sectors (Taxonomy-eligible)	Of which towards taxonomy relevant sectors (Taxonomy-eligible)	Of which towards taxonomy relevant sectors (Taxonomy-eligible)	Of which towards taxonomy relevant sectors (Taxonomy-eligible)
							Of which environmentally sustainable (Taxonomy-aligned)
in € m.								Of which Use of Proceeds	Of which transi- tional	Of which enabling
	GAR - Covered assets in numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	0	0	0	0	174,298	8,928	6,606	234	877
2	Financial undertakings	0	0	0	0	2,285	125	0	9	106
3	Credit institutions	0	0	0	0	1,534	0	0	0	0
4	Loans and advances	0	0	0	0	1,533	0	0	0	0
5	Debt securities, including UoP	0	0	0	0	1	0	0	0	0
6	Equity instruments	0	0	0	0	0	0		0	0
7	Other financial corporations	0	0	0	0	752	125	0	9	106
8	of which investment firms	0	0	0	0	636	122	0	9	105
9	Loans and advances	0	0	0	0	636	122	0	9	105
10	Debt securities, including UoP	0	0	0	0	0	0	0	0	0
11	Equity instruments	0	0	0	0	0	0		0	0
12	of which management companies	0	0	0	0	51	2	0	0	0
13	Loans and advances	0	0	0	0	51	2	0	0	0
14	Debt securities, including UoP	0	0	0	0	0	0	0	0	0
15	Equity instruments	0	0	0	0	0	0		0	0
16	of which insurance undertakings	0	0	0	0	65	1	0	0	1
17	Loans and advances	0	0	0	0	65	1	0	0	1
18	Debt securities, including UoP	0	0	0	0	0	0	0	0	0
19	Equity instruments	0	0	0	0	0	0		0	0
20	Non-financial undertakings	0	0	0	0	5,046	2,198	0	226	772
21	Loans and advances	0	0	0	0	4,931	2,194	0	226	769
22	Debt securities, including UoP	0	0	0	0	114	3	0	0	3
23	Equity instruments	0	0	0	0	1	1		0	0
24	Households	0	0	0	0	166,967	6,606	6,606	0	0
25	of which loans collateralized by residential immovable property	0	0	0	0	161,427	6,606	6,606	0	0
26	of which building renovation loans	0	0	0	0	2,562	0	0	0	0
27	of which motor vehicle loans	0	0	0	0	2,978	0	0	0	0
28	Local governments financing	0	0	0	0	0	0	0	0	0
29	Housing financing	0	0	0	0	0	0	0	0	0
30	Other local government financing	0	0	0	0	0	0	0	0	0
31	Collateral obtained by taking possession: residential and commercial immovable properties	0	0	0	0	0	0	0	0	0
32	Assets excluded from the numerator for GAR calculation (covered in the denominator)
33	Financial and Non-financial undertakings
34	SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations
35	Loans and advances
36	of which loans collateralized by commercial immovable property
37	of which building renovation loans
38	Debt securities
39	Equity instruments
40	Non-EU country counterparties not subject to NFRD disclosure obligations
41	Loans and advances
42	Debt securities
43	Equity instruments
44	Derivatives
45	On demand interbank loans
46	Cash and cash-related assets
47	Other categories of assets (e.g. Goodwill, commodities etc.)
48	Total GAR assets	0	0	0	0	174,298	8,932	6,606	234	881
49	Assets not covered for GAR calculation
50	Central governments and Supranational issuers
51	Central banks exposure
52	Trading book
53	Total assets	0	0	0	0	174,298	8,932	6,606	234	881
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
54	Financial guarantees	0	0	0	0	1,438	374	0	4	183
55	Assets under Management	0	0	0	0	50,041	16,857	0	933	8,573
56	Of which debt securities	0	0	0	0	2,018	506	0	21	215
57	Of which equity instruments	0	0	0	0	16,409	4,716	0	303	2,838

641

Deutsche Bank
Annual Report 2024

Table 2.1: GAR sector information (Turnover KPIs)

		a	b	c	d	e	f	g	h
		Dec 31, 2024
	Breakdown by sector - NACE 4 digits level (code and label)	Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
		in € m	Of which environ- mentally sustainable (CCM)	in € m	Of which environ- mentally sustainable (CCM)	in € m	Of which environ- mentally sustainable (CCA)	in € m	Of which environ- mentally sustainable (CCA)
1	A02.10 Silviculture and other forestry activities	8	0			8	0
2	C16.23 Manufacture of other builders' carpentry and joinery	0	0			0	0
3	C17.12 Manufacture of paper and paperboard	25	4			25	0
4	C17.21 Manufacture of corrugated paper and paperboard and of containers of paper and paperboard	3	0			3	0
5	C17.22 Manufacture of household and sanitary goods and of toilet requisites	30	0			30	0
6	C17.24 Manufacture of wallpaper	6	0			6	0
7	C17.29 Manufacture of other articles of paper and paperboard	15	0			15	0
8	C20.11 Manufacture of industrial gases	0	0			0	0
9	C20.13 Manufacture of other inorganic basic chemicals	3	0			3	0
10	C20.14 Manufacture of other organic basic chemicals	16	0			16	0
11	C20.15 Manufacture of fertilizers and nitrogen compounds	6	0			6	0
12	C20.16 Manufacture of plastics in primary forms	28	0			28	0
13	C22.11 Manufacture of rubber tires and tubes, retreading and rebuilding of rubber tires	138	26			138	0
14	C22.19 Manufacture of other rubber products	3	0			3	0
15	C22.21 Manufacture of plastic plates, sheets, tubes and profiles	2	0			2	0
16	C22.22 Manufacture of plastic packing goods	14	0			14	0
17	C22.23 Manufacture of builders ware of plastic	0	0			0	0
18	C22.29 Manufacture of other plastic products	9	1			9	0
19	C23.11 Manufacture of flat glass	32	5			32	0
20	C23.20 Manufacture of refractory products	0	0			0	0
21	C23.51 Manufacture of cement	0	0			0	0
22	C23.61 Manufacture of concrete products for construction purposes	4	1			4	0
23	C24.10 Manufacture of basic iron and steel and of ferro-alloys	192	30			192	0
24	C24.201 Manufacture of steel tubes, except precision steel tubes	7	0			7	0
25	C24.202 Manufacture of precision steel tubes	0	0			0	0
26	C24.31 Cold drawing of bars	3	1			3	0
27	C24.42 Aluminium production	0	0			0	0
28	C24.51 Casting of iron	1	0			1	0
29	C24.52 Casting of steel	4	1			4	0
30	C24.53 Casting of light metals	0	0			0	0
31	C25.11 Manufacture of metal structures and parts of structures	2	0			2	0
32	C25.12 Manufacture of doors and windows of metal	1	0			1	0
33	C25.93 Manufacture of wire products, chain and springs	91	21			91	0
34	C27.32 Manufacture of other electronic and electric wires and cables	159	23			159	0
35	C27.401 Manufacture of electric lighting equipment - Lamps and lighting	6	0			6	0
36	C27.402 Manufacture of electric lighting equipment - Light bulbs and neon lamps	0	0			0	0
37	C27.51 Manufacture of electric domestic appliances	323	16			323	0
38	C28.1 Manufacture of fluid power equipment	31	0			31	0
39	C28.11 Manufacture of engines and turbines, except aircraft, vehicle and cycle engines	93	22			93	0
40	C28.13 Manufacture of other pumps and compressors	21	0			21	0
41	C29.101 Manufacture of passenger cars and their engines	454	36			454	5
42	C29.102 Manufacture of commercial vehicles and their engines	503	41			503	1
43	C30.11 Building of ships and floating structures	0	0			0	0
44	C30.20.1 Manufacture of locomotives and other rail vehicles	4	2			4	0
45	C30.20.2 Manufacture of railway infrastructure	0	0			0	0
46	C30.91 Manufacture of motorcycles	29	0			29	0
47	C30.92 Manufacture of bicycles and invalid carriages	0	0			0	0
48	C30.99 Manufacture of other transport equipment n.e.c.	40	3			40	0
49	C33.17 Repair and maintenance of other transport equipment	0	0			0	0
50	D35.11 Production of electricity	332	46			332	0

642
Deutsche Bank
Annual Report 2024

		a	b	c	d	e	f	g	h
		Dec 31, 2024
	Breakdown by sector - NACE 4 digits level (code and label)	Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
		in € m	Of which environ- mentally sustainable (CCM)	in € m	Of which environ- mentally sustainable (CCM)	in € m	Of which environ- mentally sustainable (CCA)	in € m	Of which environ- mentally sustainable (CCA)
51	D35.13 Distribution of electricity	135	12			135	0
52	D35.21 Manufacture of gas	0	0			0	0
53	D35.22 Distribution of gaseous fuels through mains	76	6			76	0
54	D35.30 Steam and air conditioning supply	0	0			0	0
55	E36.001 Collection and purification of water incl. purchases from other suppliers for distribution	7	4			7	0
56	E38.21 Treatment and disposal of non-hazardous waste	65	0			65	0
57	E38.32 Recovery of sorted materials	0	0			0	0
58	F41.103 Development of building projects for residential buildings	18	6			18	0
59	F41.20.1 Construction of residential and non-residential buildings (except prefabricated constructions)	5	1			5	1
60	F42.11 Construction of roads and motorways	0	0			0	0
61	F42.13 Construction of bridges and tunnels	0	0			0	0
62	F42.91 Construction of water projects	86	21			86	0
63	F43.21 Electrical installation	4	1			4	0
64	F43.22 Plumbing, heat and air-conditioning installation	0	0			0	0
65	H49.10 Passenger rail transport, interurban	0	0			0	0
66	H50.20 Sea and coastal freight water transport	62	1			62	0
67	H52.21 Service activities incidental to land transportation	27	0			27	0
68	H53.10 Postal activities under universal service obligation	193	6			193	0
69	H53.20 Other postal and courier activities	12	2			12	0
70	J59.13 Motion picture, video and television programme distribution activities	0	0			0	0
71	J61.10 Wired telecommunications activities	55	0			55	0
72	J61.20 Wireless telecommunications activities	63	1			63	0
73	J61.909 Other telecommunications activities n.e.c.	155	0			155	0
74	J62.019 Other software development	23	0			23	0
75	J62.02 Computer consultancy activities	88	0			88	0
76	J62.09 Other information technology and computer service activities	62	3			62	0
77	J63.11 Data processing, hosting and related activities	2	0			2	0
78	K65.12 Non-life insurance	57	0			57	0
79	K65.202 Reinsurance - Reinsurance for other insurance business	104	0			104	0
80	L68.102 Buying and selling of own non-residential real estate	469	7			469	0
81	L68.201 Renting and operating of own or leased residential real estate	192	0			192	0
82	L68.202 Renting and operating of own or leased non-residential real estate	555	53			555	0
83	L68.32 Management of real estate on a fee or contract basis	82	2			82	0
84	M71.12 Engineering activities and related technical consultancy	85	6			85	0
85	M71.20 Technical testing and analysis	0	0			0	0
86	M72.19 Other research and experimental development on natural sciences and engineering	3	0			3	0
87	N77.11 Renting and leasing of cars and light motor vehicles	132	8			132	0
88	N77.12 Renting and leasing of trucks	8	0			8	0
89	N77.34 Renting and leasing of water transport equipment	25	0			25	0
90	N77.39 Renting and leasing of other machinery, equipment and tangible goods n.e.c.	22	0			22	0
91	P85.59 Other education n.e.c.	0	0			0	0

643

Deutsche Bank
Annual Report 2024

		y	z	aa	ab
		Dec 31, 2024
	Breakdown by sector - NACE 4 digits level (code and label)	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount
		in € m	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)	in € m	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)
1	A02.10 Silviculture and other forestry activities	8	0
2	C16.23 Manufacture of other builders' carpentry and joinery	0	0
3	C17.12 Manufacture of paper and paperboard	25	4
4	C17.21 Manufacture of corrugated paper and paperboard and of containers of paper and paperboard	3	0
5	C17.22 Manufacture of household and sanitary goods and of toilet requisites	30	0
6	C17.24 Manufacture of wallpaper	6	0
7	C17.29 Manufacture of other articles of paper and paperboard	15	0
8	C20.11 Manufacture of industrial gases	0	0
9	C20.13 Manufacture of other inorganic basic chemicals	3	0
10	C20.14 Manufacture of other organic basic chemicals	16	0
11	C20.15 Manufacture of fertilizers and nitrogen compounds	6	0
12	C20.16 Manufacture of plastics in primary forms	28	0
13	C22.11 Manufacture of rubber tires and tubes, retreading and rebuilding of rubber tires	138	26
14	C22.19 Manufacture of other rubber products	3	0
15	C22.21 Manufacture of plastic plates, sheets, tubes and profiles	2	0
16	C22.22 Manufacture of plastic packing goods	14	0
17	C22.23 Manufacture of builders ware of plastic	0	0
18	C22.29 Manufacture of other plastic products	9	1
19	C23.11 Manufacture of flat glass	32	5
20	C23.20 Manufacture of refractory products	0	0
21	C23.51 Manufacture of cement	0	0
22	C23.61 Manufacture of concrete products for construction purposes	4	1
23	C24.10 Manufacture of basic iron and steel and of ferro-alloys	192	30
24	C24.201 Manufacture of steel tubes, except precision steel tubes	7	0
25	C24.202 Manufacture of precision steel tubes	0	0
26	C24.31 Cold drawing of bars	3	1
27	C24.42 Aluminium production	0	0
28	C24.51 Casting of iron	1	0
29	C24.52 Casting of steel	4	1
30	C24.53 Casting of light metals	0	0
31	C25.11 Manufacture of metal structures and parts of structures	2	0
32	C25.12 Manufacture of doors and windows of metal	1	0
33	C25.93 Manufacture of wire products, chain and springs	91	21
34	C27.32 Manufacture of other electronic and electric wires and cables	159	23
35	C27.401 Manufacture of electric lighting equipment - Lamps and lighting	6	0
36	C27.402 Manufacture of electric lighting equipment - Light bulbs and neon lamps	0	0
37	C27.51 Manufacture of electric domestic appliances	323	16
38	C28.1 Manufacture of fluid power equipment	31	0
39	C28.11 Manufacture of engines and turbines, except aircraft, vehicle and cycle engines	93	22
40	C28.13 Manufacture of other pumps and compressors	21	0
41	C29.101 Manufacture of passenger cars and their engines	454	40
42	C29.102 Manufacture of commercial vehicles and their engines	503	42
43	C30.11 Building of ships and floating structures	0	0
44	C30.20.1 Manufacture of locomotives and other rail vehicles	4	2
45	C30.20.2 Manufacture of railway infrastructure	0	0
46	C30.91 Manufacture of motorcycles	29	0
47	C30.92 Manufacture of bicycles and invalid carriages	0	0
48	C30.99 Manufacture of other transport equipment n.e.c.	40	3
49	C33.17 Repair and maintenance of other transport equipment	0	0
50	D35.11 Production of electricity	332	46

644

Deutsche Bank
Annual Report 2024

		y	z	aa	ab
		Dec 31, 2024
	Breakdown by sector - NACE 4 digits level (code and label)	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount
		in € m	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)	in € m	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)
51	D35.13 Distribution of electricity	135	12
52	D35.21 Manufacture of gas	0	0
53	D35.22 Distribution of gaseous fuels through mains	76	6
54	D35.30 Steam and air conditioning supply	0	0
55	E36.001 Collection and purification of water incl. purchases from other suppliers for distribution	7	4
56	E38.21 Treatment and disposal of non-hazardous waste	65	0
57	E38.32 Recovery of sorted materials	0	0
58	F41.103 Development of building projects for residential buildings	18	6
59	F41.20.1 Construction of residential and non-residential buildings (except prefabricated constructions)	5	2
60	F42.11 Construction of roads and motorways	0	0
61	F42.13 Construction of bridges and tunnels	0	0
62	F42.91 Construction of water projects	86	21
63	F43.21 Electrical installation	4	1
64	F43.22 Plumbing, heat and air-conditioning installation	0	0
65	H49.10 Passenger rail transport, interurban	0	0
66	H50.20 Sea and coastal freight water transport	62	1
67	H52.21 Service activities incidental to land transportation	27	0
68	H53.10 Postal activities under universal service obligation	193	6
69	H53.20 Other postal and courier activities	12	2
70	J59.13 Motion picture, video and television programme distribution activities	0	0
71	J61.10 Wired telecommunications activities	55	0
72	J61.20 Wireless telecommunications activities	63	1
73	J61.909 Other telecommunications activities n.e.c.	155	0
74	J62.019 Other software development	23	0
75	J62.02 Computer consultancy activities	88	0
76	J62.09 Other information technology and computer service activities	62	3
77	J63.11 Data processing, hosting and related activities	2	0
78	K65.12 Non-life insurance	57	0
79	K65.202 Reinsurance - Reinsurance for other insurance business	104	0
80	L68.102 Buying and selling of own non-residential real estate	469	7
81	L68.201 Renting and operating of own or leased residential real estate	192	0
82	L68.202 Renting and operating of own or leased non-residential real estate	555	53
83	L68.32 Management of real estate on a fee or contract basis	82	2
84	M71.12 Engineering activities and related technical consultancy	85	6
85	M71.20 Technical testing and analysis	0	0
86	M72.19 Other research and experimental development on natural sciences and engineering	3	0
87	N77.11 Renting and leasing of cars and light motor vehicles	132	8
88	N77.12 Renting and leasing of trucks	8	0
89	N77.34 Renting and leasing of water transport equipment	25	0
90	N77.39 Renting and leasing of other machinery, equipment and tangible goods n.e.c.	22	0
91	P85.59 Other education n.e.c.	0	0

645

Deutsche Bank
Annual Report 2024

		a	b	c	d	e	f	g	h
		Dec 31, 2023
	Breakdown by sector - NACE 4 digits level (code and label)	Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
		in € m	Of which environ- mentally sustainable (CCM)	in € m	Of which environ- mentally sustainable (CCM)	in € m	Of which environ- mentally sustainable (CCA)	in € m	Of which environ- mentally sustainable (CCA)
1	A02.10 Silviculture and other forestry activities	6	0			6	0
2	C16.23 Manufacture of other builders' carpentry and joinery	8	0			8	0
3	C17.12 Manufacture of paper and paperboard	13	0			13	0
4	C17.21 Manufacture of corrugated paper and paperboard and of containers of paper and paperboard	1	0			1	0
5	C17.22 Manufacture of household and sanitary goods and of toilet requisites	46	0			46	0
6	C17.24 Manufacture of wallpaper	7	0			7	0
7	C17.29 Manufacture of other articles of paper and paperboard	6	0			6	0
8	C20.11 Manufacture of industrial gases	265	0			265	0
9	C20.13 Manufacture of other inorganic basic chemicals	1	0			1	0
10	C20.14 Manufacture of other organic basic chemicals	18	0			18	1
11	C20.15 Manufacture of fertilizers and nitrogen compounds	2	0			2	0
12	C20.16 Manufacture of plastics in primary forms	33	1			33	0
13	C22.11 Manufacture of rubber tires and tubes, retreading and rebuilding of rubber tires	126	16			126	0
14	C22.19 Manufacture of other rubber products	4	0			4	0
15	C22.21 Manufacture of plastic plates, sheets, tubes and profiles	1	0			1	0
16	C22.22 Manufacture of plastic packing goods	0	0			0	0
17	C22.23 Manufacture of builders ware of plastic	0	0			0	0
18	C22.29 Manufacture of other plastic products	31	0			31	0
19	C23.11 Manufacture of flat glass	8	1			8	1
20	C23.20 Manufacture of refractory products	2	0			2	0
21	C23.51 Manufacture of cement	0	0			0	0
22	C23.61 Manufacture of concrete products for construction purposes	0	0			0	0
23	C24.10 Manufacture of basic iron and steel and of ferro-alloys	140	13			140	4
24	C24.201 Manufacture of steel tubes, except precision steel tubes	2	0			2	0
25	C24.202 Manufacture of precision steel tubes	0	0			0	0
26	C24.31 Cold drawing of bars	0	0			0	0
27	C24.42 Aluminium production	0	0			0	0
28	C24.51 Casting of iron	2	0			2	0
29	C24.52 Casting of steel	3	1			3	0
30	C24.53 Casting of light metals	0	0			0	0
31	C25.11 Manufacture of metal structures and parts of structures	20	0			20	0
32	C25.12 Manufacture of doors and windows of metal	1	0			1	0
33	C25.93 Manufacture of wire products, chain and springs	89	4			89	0
34	C27.32 Manufacture of other electronic and electric wires and cables	160	0			160	0
35	C27.401 Manufacture of electric lighting equipment - Lamps and lighting	10	1			10	0
36	C27.402 Manufacture of electric lighting equipment - Light bulbs and neon lamps	0	0			0	0
37	C27.51 Manufacture of electric domestic appliances	104	4			104	0
38	C28.1 Manufacture of fluid power equipment	47	1			47	0
39	C28.11 Manufacture of engines and turbines, except aircraft, vehicle and cycle engines	138	56			138	0
40	C28.13 Manufacture of other pumps and compressors	27	3			27	0
41	C29.101 Manufacture of passenger cars and their engines	803	43			803	1
42	C29.102 Manufacture of commercial vehicles and their engines	825	62			825	2
43	C30.11 Building of ships and floating structures	80	0			80	0
44	C30.20.1 Manufacture of locomotives and other rail vehicles	2	1			2	0
45	C30.20.2 Manufacture of railway infrastructure	0	0			0	0
46	C30.91 Manufacture of motorcycles	3	0			3	0
47	C30.92 Manufacture of bicycles and invalid carriages	0	0			0	0
48	C30.99 Manufacture of other transport equipment n.e.c.	29	0			29	0
49	C33.17 Repair and maintenance of other transport equipment	0	0			0	0
50	D35.11 Production of electricity	1,155	286			1,155	3

646

Deutsche Bank
Annual Report 2024

		a	b	c	d	e	f	g	h
		Dec 31, 2023
	Breakdown by sector - NACE 4 digits level (code and label)	Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
		in € m	Of which environ- mentally sustainable (CCM)	in € m	Of which environ- mentally sustainable (CCM)	in € m	Of which environ- mentally sustainable (CCA)	in € m	Of which environ- mentally sustainable (CCA)
51	D35.13 Distribution of electricity	383	57			383	0
52	D35.21 Manufacture of gas	15	2			15	0
53	D35.22 Distribution of gaseous fuels through mains	42	1			42	0
54	D35.30 Steam and air conditioning supply	6	1			6	0
55	E36.001 Collection and purification of water incl. purchases from other suppliers for distribution	6	0			6	0
56	E38.21 Treatment and disposal of non-hazardous waste	17	6			17	0
57	E38.32 Recovery of sorted materials	0	0			0	0
58	F41.103 Development of building projects for residential buildings	27	10			27	0
59	F41.20.1 Construction of residential and non-residential buildings (except prefabricated constructions)	5	0			5	0
60	F42.11 Construction of roads and motorways	8	0			8	0
61	F42.13 Construction of bridges and tunnels	0	0			0	0
62	F42.91 Construction of water projects	97	13			97	0
63	F43.21 Electrical installation	5	1			5	0
64	F43.22 Plumbing, heat and air-conditioning installation	0	0			0	0
65	H49.10 Passenger rail transport, interurban	0	0			0	0
66	H50.20 Sea and coastal freight water transport	73	2			73	0
67	H52.21 Service activities incidental to land transportation	61	0			61	0
68	H53.10 Postal activities under universal service obligation	267	9			267	0
69	H53.20 Other postal and courier activities	13	2			13	0
70	J59.13 Motion picture, video and television programme distribution activities	0	0			0	0
71	J61.10 Wired telecommunications activities	58	0			58	0
72	J61.20 Wireless telecommunications activities	109	1			109	0
73	J61.909 Other telecommunications activities n.e.c.	222	0			222	2
74	J62.019 Other software development	40	0			40	0
75	J62.02 Computer consultancy activities	143	4			143	0
76	J62.09 Other information technology and computer service activities	37	3			37	0
77	J63.11 Data processing, hosting and related activities	9	0			9	0
78	K65.12 Non-life insurance	35	0			35	0
79	K65.202 Reinsurance - Reinsurance for other insurance business	85	0			85	0
80	L68.102 Buying and selling of own non-residential real estate	164	2			164	0
81	L68.201 Renting and operating of own or leased residential real estate	1	0			1	0
82	L68.202 Renting and operating of own or leased non-residential real estate	609	52			609	0
83	L68.32 Management of real estate on a fee or contract basis	159	11			159	0
84	M71.12 Engineering activities and related technical consultancy	56	5			56	0
85	M71.20 Technical testing and analysis	0	0			0	0
86	M72.19 Other research and experimental development on natural sciences and engineering	5	0			5	0
87	N77.11 Renting and leasing of cars and light motor vehicles	101	1			101	0
88	N77.12 Renting and leasing of trucks	11	0			11	0
89	N77.34 Renting and leasing of water transport equipment	22	0			22	0
90	N77.39 Renting and leasing of other machinery, equipment and tangible goods n.e.c.	31	0			31	0
91	P85.59 Other education n.e.c.	0	0			0	0

647

Deutsche Bank
Annual Report 2024

		y	z	aa	ab
		Dec 31, 2023
	Breakdown by sector - NACE 4 digits level (code and label)	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount
		in € m	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)	in € m	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)
1	A02.10 Silviculture and other forestry activities	6	0
2	C16.23 Manufacture of other builders' carpentry and joinery	8	0
3	C17.12 Manufacture of paper and paperboard	13	0
4	C17.21 Manufacture of corrugated paper and paperboard and of containers of paper and paperboard	1	0
5	C17.22 Manufacture of household and sanitary goods and of toilet requisites	46	0
6	C17.24 Manufacture of wallpaper	7	0
7	C17.29 Manufacture of other articles of paper and paperboard	6	0
8	C20.11 Manufacture of industrial gases	265	0
9	C20.13 Manufacture of other inorganic basic chemicals	1	0
10	C20.14 Manufacture of other organic basic chemicals	18	1
11	C20.15 Manufacture of fertilizers and nitrogen compounds	2	0
12	C20.16 Manufacture of plastics in primary forms	33	1
13	C22.11 Manufacture of rubber tires and tubes, retreading and rebuilding of rubber tires	126	16
14	C22.19 Manufacture of other rubber products	4	0
15	C22.21 Manufacture of plastic plates, sheets, tubes and profiles	1	0
16	C22.22 Manufacture of plastic packing goods	0	0
17	C22.23 Manufacture of builders ware of plastic	0	0
18	C22.29 Manufacture of other plastic products	31	0
19	C23.11 Manufacture of flat glass	8	3
20	C23.20 Manufacture of refractory products	2	0
21	C23.51 Manufacture of cement	0	0
22	C23.61 Manufacture of concrete products for construction purposes	0	0
23	C24.10 Manufacture of basic iron and steel and of ferro-alloys	140	17
24	C24.201 Manufacture of steel tubes, except precision steel tubes	2	0
25	C24.202 Manufacture of precision steel tubes	0	0
26	C24.31 Cold drawing of bars	0	0
27	C24.42 Aluminium production	0	0
28	C24.51 Casting of iron	2	0
29	C24.52 Casting of steel	3	1
30	C24.53 Casting of light metals	0	0
31	C25.11 Manufacture of metal structures and parts of structures	20	0
32	C25.12 Manufacture of doors and windows of metal	1	0
33	C25.93 Manufacture of wire products, chain and springs	89	4
34	C27.32 Manufacture of other electronic and electric wires and cables	160	0
35	C27.401 Manufacture of electric lighting equipment - Lamps and lighting	10	1
36	C27.402 Manufacture of electric lighting equipment - Light bulbs and neon lamps	0	0
37	C27.51 Manufacture of electric domestic appliances	104	4
38	C28.1 Manufacture of fluid power equipment	47	1
39	C28.11 Manufacture of engines and turbines, except aircraft, vehicle and cycle engines	138	56
40	C28.13 Manufacture of other pumps and compressors	27	3
41	C29.101 Manufacture of passenger cars and their engines	803	44
42	C29.102 Manufacture of commercial vehicles and their engines	825	64
43	C30.11 Building of ships and floating structures	80	0
44	C30.20.1 Manufacture of locomotives and other rail vehicles	2	1
45	C30.20.2 Manufacture of railway infrastructure	0	0
46	C30.91 Manufacture of motorcycles	3	0
47	C30.92 Manufacture of bicycles and invalid carriages	0	0
48	C30.99 Manufacture of other transport equipment n.e.c.	29	0
49	C33.17 Repair and maintenance of other transport equipment	0	0
50	D35.11 Production of electricity	1,155	289

648
Deutsche Bank
Annual Report 2024

		y	z	aa	ab
		Dec 31, 2023
	Breakdown by sector - NACE 4 digits level (code and label)	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount
		in € m	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)	in € m	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)
51	D35.13 Distribution of electricity	383	57
52	D35.21 Manufacture of gas	15	2
53	D35.22 Distribution of gaseous fuels through mains	42	1
54	D35.30 Steam and air conditioning supply	6	1
55	E36.001 Collection and purification of water incl. purchases from other suppliers for distribution	6	0
56	E38.21 Treatment and disposal of non-hazardous waste	17	6
57	E38.32 Recovery of sorted materials	0	0
58	F41.103 Development of building projects for residential buildings	27	10
59	F41.20.1 Construction of residential and non-residential buildings (except prefabricated constructions)	5	0
60	F42.11 Construction of roads and motorways	8	0
61	F42.13 Construction of bridges and tunnels	0	0
62	F42.91 Construction of water projects	97	13
63	F43.21 Electrical installation	5	1
64	F43.22 Plumbing, heat and air-conditioning installation	0	0
65	H49.10 Passenger rail transport, interurban	0	0
66	H50.20 Sea and coastal freight water transport	73	2
67	H52.21 Service activities incidental to land transportation	61	0
68	H53.10 Postal activities under universal service obligation	267	9
69	H53.20 Other postal and courier activities	13	2
70	J59.13 Motion picture, video and television programme distribution activities	0	0
71	J61.10 Wired telecommunications activities	58	0
72	J61.20 Wireless telecommunications activities	109	1
73	J61.909 Other telecommunications activities n.e.c.	222	2
74	J62.019 Other software development	40	0
75	J62.02 Computer consultancy activities	143	4
76	J62.09 Other information technology and computer service activities	37	3
77	J63.11 Data processing, hosting and related activities	9	0
78	K65.12 Non-life insurance	35	0
79	K65.202 Reinsurance - Reinsurance for other insurance business	85	0
80	L68.102 Buying and selling of own non-residential real estate	164	2
81	L68.201 Renting and operating of own or leased residential real estate	1	0
82	L68.202 Renting and operating of own or leased non-residential real estate	609	52
83	L68.32 Management of real estate on a fee or contract basis	159	11
84	M71.12 Engineering activities and related technical consultancy	56	5
85	M71.20 Technical testing and analysis	0	0
86	M72.19 Other research and experimental development on natural sciences and engineering	5	0
87	N77.11 Renting and leasing of cars and light motor vehicles	101	1
88	N77.12 Renting and leasing of trucks	11	0
89	N77.34 Renting and leasing of water transport equipment	22	0
90	N77.39 Renting and leasing of other machinery, equipment and tangible goods n.e.c.	31	0
91	P85.59 Other education n.e.c.	0	0

649

Deutsche Bank
Annual Report 2024

Table 2.2: GAR sector information (CapEx KPIs)

		a	b	c	d	e	f	g	h
		Dec 31, 2024
	Breakdown by sector - NACE 4 digits level (code and label)	Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
		in € m	Of which environ- mentally sustainable (CCM)	in € m	Of which environ- mentally sustainable (CCM)	in € m	Of which environ- mentally sustainable (CCA)	in € m	Of which environ- mentally sustainable (CCA)
1	A02.10 Silviculture and other forestry activities	8	0			8	0
2	C16.23 Manufacture of other builders' carpentry and joinery	0	0			0	0
3	C17.12 Manufacture of paper and paperboard	25	8			25	0
4	C17.21 Manufacture of corrugated paper and paperboard and of containers of paper and paperboard	3	0			3	0
5	C17.22 Manufacture of household and sanitary goods and of toilet requisites	30	0			30	0
6	C17.24 Manufacture of wallpaper	6	0			6	0
7	C17.29 Manufacture of other articles of paper and paperboard	15	1			15	0
8	C20.11 Manufacture of industrial gases	0	0			0	0
9	C20.13 Manufacture of other inorganic basic chemicals	3	0			3	0
10	C20.14 Manufacture of other organic basic chemicals	16	0			16	2
11	C20.15 Manufacture of fertilizers and nitrogen compounds	6	4			6	0
12	C20.16 Manufacture of plastics in primary forms	28	0			28	0
13	C22.11 Manufacture of rubber tires and tubes, retreading and rebuilding of rubber tires	138	29			138	0
14	C22.19 Manufacture of other rubber products	3	0			3	0
15	C22.21 Manufacture of plastic plates, sheets, tubes and profiles	2	0			2	0
16	C22.22 Manufacture of plastic packing goods	14	0			14	0
17	C22.23 Manufacture of builders ware of plastic	0	0			0	0
18	C22.29 Manufacture of other plastic products	9	1			9	0
19	C23.11 Manufacture of flat glass	32	7			32	0
20	C23.20 Manufacture of refractory products	0	0			0	0
21	C23.51 Manufacture of cement	0	0			0	0
22	C23.61 Manufacture of concrete products for construction purposes	4	1			4	0
23	C24.10 Manufacture of basic iron and steel and of ferro-alloys	192	39			192	0
24	C24.201 Manufacture of steel tubes, except precision steel tubes	7	0			7	0
25	C24.202 Manufacture of precision steel tubes	0	0			0	0
26	C24.31 Cold drawing of bars	3	1			3	0
27	C24.42 Aluminium production	0	0			0	0
28	C24.51 Casting of iron	1	0			1	0
29	C24.52 Casting of steel	4	1			4	0
30	C24.53 Casting of light metals	0	0			0	0
31	C25.11 Manufacture of metal structures and parts of structures	2	0			2	0
32	C25.12 Manufacture of doors and windows of metal	1	0			1	0
33	C25.93 Manufacture of wire products, chain and springs	91	53			91	0
34	C27.32 Manufacture of other electronic and electric wires and cables	159	52			159	0
35	C27.401 Manufacture of electric lighting equipment - Lamps and lighting	6	0			6	0
36	C27.402 Manufacture of electric lighting equipment - Light bulbs and neon lamps	0	0			0	0
37	C27.51 Manufacture of electric domestic appliances	323	22			323	0
38	C28.1 Manufacture of fluid power equipment	31	1			31	0
39	C28.11 Manufacture of engines and turbines, except aircraft, vehicle and cycle engines	93	45			93	0
40	C28.13 Manufacture of other pumps and compressors	21	0			21	0
41	C29.101 Manufacture of passenger cars and their engines	454	100			454	19
42	C29.102 Manufacture of commercial vehicles and their engines	503	95			503	5
43	C30.11 Building of ships and floating structures	0	0			0	0
44	C30.20.1 Manufacture of locomotives and other rail vehicles	4	2			4	0
45	C30.20.2 Manufacture of railway infrastructure	0	0			0	0
46	C30.91 Manufacture of motorcycles	29	0			29	0
47	C30.92 Manufacture of bicycles and invalid carriages	0	0			0	0
48	C30.99 Manufacture of other transport equipment n.e.c.	40	1			40	0
49	C33.17 Repair and maintenance of other transport equipment	0	0			0	0
50	D35.11 Production of electricity	332	238			332	2

650

Deutsche Bank
Annual Report 2024

		a	b	c	d	e	f	g	h
		Dec 31, 2024
	Breakdown by sector - NACE 4 digits level (code and label)	Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
		in € m	Of which environ- mentally sustainable (CCM)	in € m	Of which environ- mentally sustainable (CCM)	in € m	Of which environ- mentally sustainable (CCA)	in € m	Of which environ- mentally sustainable (CCA)
51	D35.13 Distribution of electricity	135	42			135	0
52	D35.21 Manufacture of gas	0	0			0	0
53	D35.22 Distribution of gaseous fuels through mains	76	22			76	0
54	D35.30 Steam and air conditioning supply	0	0			0	0
55	E36.001 Collection and purification of water incl. purchases from other suppliers for distribution	7	7			7	0
56	E38.21 Treatment and disposal of non-hazardous waste	65	0			65	0
57	E38.32 Recovery of sorted materials	0	0			0	0
58	F41.103 Development of building projects for residential buildings	18	2			18	0
59	F41.20.1 Construction of residential and non-residential buildings (except prefabricated constructions)	5	1			5	0
60	F42.11 Construction of roads and motorways	0	0			0	0
61	F42.13 Construction of bridges and tunnels	0	0			0	0
62	F42.91 Construction of water projects	86	25			86	0
63	F43.21 Electrical installation	4	1			4	0
64	F43.22 Plumbing, heat and air-conditioning installation	0	0			0	0
65	H49.10 Passenger rail transport, interurban	0	0			0	0
66	H50.20 Sea and coastal freight water transport	62	5			62	0
67	H52.21 Service activities incidental to land transportation	27	0			27	0
68	H53.10 Postal activities under universal service obligation	193	17			193	0
69	H53.20 Other postal and courier activities	12	4			12	0
70	J59.13 Motion picture, video and television programme distribution activities	0	0			0	0
71	J61.10 Wired telecommunications activities	55	0			55	0
72	J61.20 Wireless telecommunications activities	63	0			63	0
73	J61.909 Other telecommunications activities n.e.c.	155	1			155	1
74	J62.019 Other software development	23	0			23	0
75	J62.02 Computer consultancy activities	88	0			88	0
76	J62.09 Other information technology and computer service activities	62	11			62	0
77	J63.11 Data processing, hosting and related activities	2	0			2	0
78	K65.12 Non-life insurance	57	0			57	0
79	K65.202 Reinsurance - Reinsurance for other insurance business	104	0			104	0
80	L68.102 Buying and selling of own non-residential real estate	469	41			469	0
81	L68.201 Renting and operating of own or leased residential real estate	192	0			192	0
82	L68.202 Renting and operating of own or leased non-residential real estate	555	91			555	88
83	L68.32 Management of real estate on a fee or contract basis	82	1			82	0
84	M71.12 Engineering activities and related technical consultancy	85	5			85	0
85	M71.20 Technical testing and analysis	0	0			0	0
86	M72.19 Other research and experimental development on natural sciences and engineering	3	0			3	0
87	N77.11 Renting and leasing of cars and light motor vehicles	132	13			132	0
88	N77.12 Renting and leasing of trucks	8	0			8	0
89	N77.34 Renting and leasing of water transport equipment	25	0			25	0
90	N77.39 Renting and leasing of other machinery, equipment and tangible goods n.e.c.	22	3			22	0
91	P85.59 Other education n.e.c.	0	0			0	0

651

Deutsche Bank
Annual Report 2024

		y	z	aa	ab
		Dec 31, 2024
	Breakdown by sector - NACE 4 digits level (code and label)	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount
		in € m	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)	in € m	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)
1	A02.10 Silviculture and other forestry activities	8	0
2	C16.23 Manufacture of other builders' carpentry and joinery	0	0
3	C17.12 Manufacture of paper and paperboard	25	8
4	C17.21 Manufacture of corrugated paper and paperboard and of containers of paper and paperboard	3	0
5	C17.22 Manufacture of household and sanitary goods and of toilet requisites	30	0
6	C17.24 Manufacture of wallpaper	6	0
7	C17.29 Manufacture of other articles of paper and paperboard	15	1
8	C20.11 Manufacture of industrial gases	0	0
9	C20.13 Manufacture of other inorganic basic chemicals	3	0
10	C20.14 Manufacture of other organic basic chemicals	16	2
11	C20.15 Manufacture of fertilizers and nitrogen compounds	6	4
12	C20.16 Manufacture of plastics in primary forms	28	0
13	C22.11 Manufacture of rubber tires and tubes, retreading and rebuilding of rubber tires	138	29
14	C22.19 Manufacture of other rubber products	3	0
15	C22.21 Manufacture of plastic plates, sheets, tubes and profiles	2	0
16	C22.22 Manufacture of plastic packing goods	14	0
17	C22.23 Manufacture of builders ware of plastic	0	0
18	C22.29 Manufacture of other plastic products	9	1
19	C23.11 Manufacture of flat glass	32	7
20	C23.20 Manufacture of refractory products	0	0
21	C23.51 Manufacture of cement	0	0
22	C23.61 Manufacture of concrete products for construction purposes	4	1
23	C24.10 Manufacture of basic iron and steel and of ferro-alloys	192	39
24	C24.201 Manufacture of steel tubes, except precision steel tubes	7	0
25	C24.202 Manufacture of precision steel tubes	0	0
26	C24.31 Cold drawing of bars	3	1
27	C24.42 Aluminium production	0	0
28	C24.51 Casting of iron	1	0
29	C24.52 Casting of steel	4	1
30	C24.53 Casting of light metals	0	0
31	C25.11 Manufacture of metal structures and parts of structures	2	0
32	C25.12 Manufacture of doors and windows of metal	1	0
33	C25.93 Manufacture of wire products, chain and springs	91	53
34	C27.32 Manufacture of other electronic and electric wires and cables	159	52
35	C27.401 Manufacture of electric lighting equipment - Lamps and lighting	6	0
36	C27.402 Manufacture of electric lighting equipment - Light bulbs and neon lamps	0	0
37	C27.51 Manufacture of electric domestic appliances	323	22
38	C28.1 Manufacture of fluid power equipment	31	1
39	C28.11 Manufacture of engines and turbines, except aircraft, vehicle and cycle engines	93	45
40	C28.13 Manufacture of other pumps and compressors	21	0
41	C29.101 Manufacture of passenger cars and their engines	454	119
42	C29.102 Manufacture of commercial vehicles and their engines	503	100
43	C30.11 Building of ships and floating structures	0	0
44	C30.20.1 Manufacture of locomotives and other rail vehicles	4	2
45	C30.20.2 Manufacture of railway infrastructure	0	0
46	C30.91 Manufacture of motorcycles	29	0
47	C30.92 Manufacture of bicycles and invalid carriages	0	0
48	C30.99 Manufacture of other transport equipment n.e.c.	40	1
49	C33.17 Repair and maintenance of other transport equipment	0	0
50	D35.11 Production of electricity	332	240

652

Deutsche Bank
Annual Report 2024

		y	z	aa	ab
		Dec 31, 2024
	Breakdown by sector - NACE 4 digits level (code and label)	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount
		in € m	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)	in € m	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)
51	D35.13 Distribution of electricity	135	42
52	D35.21 Manufacture of gas	0	0
53	D35.22 Distribution of gaseous fuels through mains	76	22
54	D35.30 Steam and air conditioning supply	0	0
55	E36.001 Collection and purification of water incl. purchases from other suppliers for distribution	7	7
56	E38.21 Treatment and disposal of non-hazardous waste	65	0
57	E38.32 Recovery of sorted materials	0	0
58	F41.103 Development of building projects for residential buildings	18	2
59	F41.20.1 Construction of residential and non-residential buildings (except prefabricated constructions)	5	1
60	F42.11 Construction of roads and motorways	0	0
61	F42.13 Construction of bridges and tunnels	0	0
62	F42.91 Construction of water projects	86	25
63	F43.21 Electrical installation	4	1
64	F43.22 Plumbing, heat and air-conditioning installation	0	0
65	H49.10 Passenger rail transport, interurban	0	0
66	H50.20 Sea and coastal freight water transport	62	5
67	H52.21 Service activities incidental to land transportation	27	0
68	H53.10 Postal activities under universal service obligation	193	17
69	H53.20 Other postal and courier activities	12	4
70	J59.13 Motion picture, video and television programme distribution activities	0	0
71	J61.10 Wired telecommunications activities	55	0
72	J61.20 Wireless telecommunications activities	63	0
73	J61.909 Other telecommunications activities n.e.c.	155	3
74	J62.019 Other software development	23	0
75	J62.02 Computer consultancy activities	88	0
76	J62.09 Other information technology and computer service activities	62	11
77	J63.11 Data processing, hosting and related activities	2	0
78	K65.12 Non-life insurance	57	0
79	K65.202 Reinsurance - Reinsurance for other insurance business	104	0
80	L68.102 Buying and selling of own non-residential real estate	469	41
81	L68.201 Renting and operating of own or leased residential real estate	192	0
82	L68.202 Renting and operating of own or leased non-residential real estate	555	179
83	L68.32 Management of real estate on a fee or contract basis	82	1
84	M71.12 Engineering activities and related technical consultancy	85	5
85	M71.20 Technical testing and analysis	0	0
86	M72.19 Other research and experimental development on natural sciences and engineering	3	0
87	N77.11 Renting and leasing of cars and light motor vehicles	132	13
88	N77.12 Renting and leasing of trucks	8	0
89	N77.34 Renting and leasing of water transport equipment	25	0
90	N77.39 Renting and leasing of other machinery, equipment and tangible goods n.e.c.	22	3
91	P85.59 Other education n.e.c.	0	0

653

Deutsche Bank
Annual Report 2024

		a	b	c	d	e	f	g	h
		Dec 31, 2023
	Breakdown by sector - NACE 4 digits level (code and label)	Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
		in € m	Of which environ- mentally sustainable (CCM)	in € m	Of which environ- mentally sustainable (CCM)	in € m	Of which environ- mentally sustainable (CCA)	in € m	Of which environ- mentally sustainable (CCA)
1	A02.10 Silviculture and other forestry activities	6	0			6	0
2	C16.23 Manufacture of other builders' carpentry and joinery	8	0			8	0
3	C17.12 Manufacture of paper and paperboard	13	0			13	0
4	C17.21 Manufacture of corrugated paper and paperboard and of containers of paper and paperboard	1	0			1	0
5	C17.22 Manufacture of household and sanitary goods and of toilet requisites	46	0			46	0
6	C17.24 Manufacture of wallpaper	7	0			7	0
7	C17.29 Manufacture of other articles of paper and paperboard	6	0			6	0
8	C20.11 Manufacture of industrial gases	265	0			265	0
9	C20.13 Manufacture of other inorganic basic chemicals	1	0			1	0
10	C20.14 Manufacture of other organic basic chemicals	18	1			18	1
11	C20.15 Manufacture of fertilizers and nitrogen compounds	2	0			2	0
12	C20.16 Manufacture of plastics in primary forms	33	1			33	0
13	C22.11 Manufacture of rubber tires and tubes, retreading and rebuilding of rubber tires	126	16			126	0
14	C22.19 Manufacture of other rubber products	4	0			4	0
15	C22.21 Manufacture of plastic plates, sheets, tubes and profiles	1	0			1	0
16	C22.22 Manufacture of plastic packing goods	0	0			0	0
17	C22.23 Manufacture of builders ware of plastic	0	0			0	0
18	C22.29 Manufacture of other plastic products	31	0			31	0
19	C23.11 Manufacture of flat glass	8	3			8	3
20	C23.20 Manufacture of refractory products	2	1			2	0
21	C23.51 Manufacture of cement	0	0			0	0
22	C23.61 Manufacture of concrete products for construction purposes	0	0			0	0
23	C24.10 Manufacture of basic iron and steel and of ferro-alloys	140	14			140	4
24	C24.201 Manufacture of steel tubes, except precision steel tubes	2	0			2	0
25	C24.202 Manufacture of precision steel tubes	0	0			0	0
26	C24.31 Cold drawing of bars	0	0			0	0
27	C24.42 Aluminium production	0	0			0	0
28	C24.51 Casting of iron	2	0			2	0
29	C24.52 Casting of steel	3	1			3	0
30	C24.53 Casting of light metals	0	0			0	0
31	C25.11 Manufacture of metal structures and parts of structures	20	0			20	0
32	C25.12 Manufacture of doors and windows of metal	1	0			1	0
33	C25.93 Manufacture of wire products, chain and springs	89	34			89	0
34	C27.32 Manufacture of other electronic and electric wires and cables	160	0			160	0
35	C27.401 Manufacture of electric lighting equipment - Lamps and lighting	10	1			10	0
36	C27.402 Manufacture of electric lighting equipment - Light bulbs and neon lamps	0	0			0	0
37	C27.51 Manufacture of electric domestic appliances	104	7			104	0
38	C28.1 Manufacture of fluid power equipment	47	6			47	0
39	C28.11 Manufacture of engines and turbines, except aircraft, vehicle and cycle engines	138	53			138	0
40	C28.13 Manufacture of other pumps and compressors	27	2			27	0
41	C29.101 Manufacture of passenger cars and their engines	803	121			803	2
42	C29.102 Manufacture of commercial vehicles and their engines	825	156			825	7
43	C30.11 Building of ships and floating structures	80	0			80	0
44	C30.20.1 Manufacture of locomotives and other rail vehicles	2	1			2	0
45	C30.20.2 Manufacture of railway infrastructure	0	0			0	0
46	C30.91 Manufacture of motorcycles	3	0			3	0
47	C30.92 Manufacture of bicycles and invalid carriages	0	0			0	0
48	C30.99 Manufacture of other transport equipment n.e.c.	29	0			29	0
49	C33.17 Repair and maintenance of other transport equipment	0	0			0	0
50	D35.11 Production of electricity	1,155	733			1,155	3

654
Deutsche Bank
Annual Report 2024

		a	b	c	d	e	f	g	h
		Dec 31, 2023
	Breakdown by sector - NACE 4 digits level (code and label)	Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
		in € m	Of which environ- mentally sustainable (CCM)	in € m	Of which environ- mentally sustainable (CCM)	in € m	Of which environ- mentally sustainable (CCA)	in € m	Of which environ- mentally sustainable (CCA)
51	D35.13 Distribution of electricity	383	264			383	0
52	D35.21 Manufacture of gas	15	12			15	0
53	D35.22 Distribution of gaseous fuels through mains	42	4			42	0
54	D35.30 Steam and air conditioning supply	6	3			6	0
55	E36.001 Collection and purification of water incl. purchases from other suppliers for distribution	6	0			6	0
56	E38.21 Treatment and disposal of non-hazardous waste	17	1			17	0
57	E38.32 Recovery of sorted materials	0	0			0	0
58	F41.103 Development of building projects for residential buildings	27	2			27	0
59	F41.20.1 Construction of residential and non-residential buildings (except prefabricated constructions)	5	0			5	0
60	F42.11 Construction of roads and motorways	8	0			8	0
61	F42.13 Construction of bridges and tunnels	0	0			0	0
62	F42.91 Construction of water projects	97	6			97	0
63	F43.21 Electrical installation	5	1			5	0
64	F43.22 Plumbing, heat and air-conditioning installation	0	0			0	0
65	H49.10 Passenger rail transport, interurban	0	0			0	0
66	H50.20 Sea and coastal freight water transport	73	12			73	0
67	H52.21 Service activities incidental to land transportation	61	0			61	0
68	H53.10 Postal activities under universal service obligation	267	26			267	0
69	H53.20 Other postal and courier activities	13	3			13	0
70	J59.13 Motion picture, video and television programme distribution activities	0	0			0	0
71	J61.10 Wired telecommunications activities	58	0			58	0
72	J61.20 Wireless telecommunications activities	109	0			109	0
73	J61.909 Other telecommunications activities n.e.c.	222	0			222	0
74	J62.019 Other software development	40	0			40	0
75	J62.02 Computer consultancy activities	143	5			143	0
76	J62.09 Other information technology and computer service activities	37	16			37	0
77	J63.11 Data processing, hosting and related activities	9	0			9	0
78	K65.12 Non-life insurance	35	1			35	0
79	K65.202 Reinsurance - Reinsurance for other insurance business	85	0			85	0
80	L68.102 Buying and selling of own non-residential real estate	164	0			164	0
81	L68.201 Renting and operating of own or leased residential real estate	1	0			1	0
82	L68.202 Renting and operating of own or leased non-residential real estate	609	104			609	66
83	L68.32 Management of real estate on a fee or contract basis	159	9			159	0
84	M71.12 Engineering activities and related technical consultancy	56	4			56	0
85	M71.20 Technical testing and analysis	0	0			0	0
86	M72.19 Other research and experimental development on natural sciences and engineering	5	0			5	0
87	N77.11 Renting and leasing of cars and light motor vehicles	101	3			101	0
88	N77.12 Renting and leasing of trucks	11	0			11	0
89	N77.34 Renting and leasing of water transport equipment	22	0			22	0
90	N77.39 Renting and leasing of other machinery, equipment and tangible goods n.e.c.	31	2			31	0
91	P85.59 Other education n.e.c.	0	0			0	0

655

Deutsche Bank
Annual Report 2024

		y	z	aa	ab
		Dec 31, 2023
	Breakdown by sector - NACE 4 digits level (code and label)	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount
		in € m	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)	in € m	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)
1	A02.10 Silviculture and other forestry activities	6	0
2	C16.23 Manufacture of other builders' carpentry and joinery	8	0
3	C17.12 Manufacture of paper and paperboard	13	0
4	C17.21 Manufacture of corrugated paper and paperboard and of containers of paper and paperboard	1	0
5	C17.22 Manufacture of household and sanitary goods and of toilet requisites	46	0
6	C17.24 Manufacture of wallpaper	7	0
7	C17.29 Manufacture of other articles of paper and paperboard	6	0
8	C20.11 Manufacture of industrial gases	265	0
9	C20.13 Manufacture of other inorganic basic chemicals	1	0
10	C20.14 Manufacture of other organic basic chemicals	18	2
11	C20.15 Manufacture of fertilizers and nitrogen compounds	2	0
12	C20.16 Manufacture of plastics in primary forms	33	1
13	C22.11 Manufacture of rubber tires and tubes, retreading and rebuilding of rubber tires	126	16
14	C22.19 Manufacture of other rubber products	4	0
15	C22.21 Manufacture of plastic plates, sheets, tubes and profiles	1	0
16	C22.22 Manufacture of plastic packing goods	0	0
17	C22.23 Manufacture of builders ware of plastic	0	0
18	C22.29 Manufacture of other plastic products	31	0
19	C23.11 Manufacture of flat glass	8	6
20	C23.20 Manufacture of refractory products	2	1
21	C23.51 Manufacture of cement	0	0
22	C23.61 Manufacture of concrete products for construction purposes	0	0
23	C24.10 Manufacture of basic iron and steel and of ferro-alloys	140	18
24	C24.201 Manufacture of steel tubes, except precision steel tubes	2	0
25	C24.202 Manufacture of precision steel tubes	0	0
26	C24.31 Cold drawing of bars	0	0
27	C24.42 Aluminium production	0	0
28	C24.51 Casting of iron	2	0
29	C24.52 Casting of steel	3	1
30	C24.53 Casting of light metals	0	0
31	C25.11 Manufacture of metal structures and parts of structures	20	0
32	C25.12 Manufacture of doors and windows of metal	1	0
33	C25.93 Manufacture of wire products, chain and springs	89	34
34	C27.32 Manufacture of other electronic and electric wires and cables	160	0
35	C27.401 Manufacture of electric lighting equipment - Lamps and lighting	10	1
36	C27.402 Manufacture of electric lighting equipment - Light bulbs and neon lamps	0	0
37	C27.51 Manufacture of electric domestic appliances	104	7
38	C28.1 Manufacture of fluid power equipment	47	6
39	C28.11 Manufacture of engines and turbines, except aircraft, vehicle and cycle engines	138	53
40	C28.13 Manufacture of other pumps and compressors	27	2
41	C29.101 Manufacture of passenger cars and their engines	803	123
42	C29.102 Manufacture of commercial vehicles and their engines	825	163
43	C30.11 Building of ships and floating structures	80	0
44	C30.20.1 Manufacture of locomotives and other rail vehicles	2	1
45	C30.20.2 Manufacture of railway infrastructure	0	0
46	C30.91 Manufacture of motorcycles	3	0
47	C30.92 Manufacture of bicycles and invalid carriages	0	0
48	C30.99 Manufacture of other transport equipment n.e.c.	29	0
49	C33.17 Repair and maintenance of other transport equipment	0	0
50	D35.11 Production of electricity	1,155	736

656

Deutsche Bank
Annual Report 2024

		y	z	aa	ab
		Dec 31, 2023
	Breakdown by sector - NACE 4 digits level (code and label)	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount
		in € m	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)	in € m	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)
51	D35.13 Distribution of electricity	383	264
52	D35.21 Manufacture of gas	15	12
53	D35.22 Distribution of gaseous fuels through mains	42	4
54	D35.30 Steam and air conditioning supply	6	3
55	E36.001 Collection and purification of water incl. purchases from other suppliers for distribution	6	0
56	E38.21 Treatment and disposal of non-hazardous waste	17	1
57	E38.32 Recovery of sorted materials	0	0
58	F41.103 Development of building projects for residential buildings	27	2
59	F41.20.1 Construction of residential and non-residential buildings (except prefabricated constructions)	5	0
60	F42.11 Construction of roads and motorways	8	0
61	F42.13 Construction of bridges and tunnels	0	0
62	F42.91 Construction of water projects	97	6
63	F43.21 Electrical installation	5	1
64	F43.22 Plumbing, heat and air-conditioning installation	0	0
65	H49.10 Passenger rail transport, interurban	0	0
66	H50.20 Sea and coastal freight water transport	73	12
67	H52.21 Service activities incidental to land transportation	61	0
68	H53.10 Postal activities under universal service obligation	267	26
69	H53.20 Other postal and courier activities	13	3
70	J59.13 Motion picture, video and television programme distribution activities	0	0
71	J61.10 Wired telecommunications activities	58	0
72	J61.20 Wireless telecommunications activities	109	0
73	J61.909 Other telecommunications activities n.e.c.	222	0
74	J62.019 Other software development	40	0
75	J62.02 Computer consultancy activities	143	5
76	J62.09 Other information technology and computer service activities	37	16
77	J63.11 Data processing, hosting and related activities	9	0
78	K65.12 Non-life insurance	35	1
79	K65.202 Reinsurance - Reinsurance for other insurance business	85	0
80	L68.102 Buying and selling of own non-residential real estate	164	0
81	L68.201 Renting and operating of own or leased residential real estate	1	0
82	L68.202 Renting and operating of own or leased non-residential real estate	609	170
83	L68.32 Management of real estate on a fee or contract basis	159	9
84	M71.12 Engineering activities and related technical consultancy	56	4
85	M71.20 Technical testing and analysis	0	0
86	M72.19 Other research and experimental development on natural sciences and engineering	5	0
87	N77.11 Renting and leasing of cars and light motor vehicles	101	3
88	N77.12 Renting and leasing of trucks	11	0
89	N77.34 Renting and leasing of water transport equipment	22	0
90	N77.39 Renting and leasing of other machinery, equipment and tangible goods n.e.c.	31	2
91	P85.59 Other education n.e.c.	0	0

657

Deutsche Bank
Annual Report 2024

Table 3.1: GAR KPI stock (Turnover)

		a	b	c	d	e	f	g	h	i
		Dec 31, 2024
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total covered assets in the denominator)				Of which Use of Proceeds	Of which transi- tional	Of which enabling			Of which Use of Proceeds	Of which enabling
	GAR - Covered assets in numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	28.1	1.0	0.8	0.0	0.1	0.0	0.0	0.0	0.0
2	Financial undertakings	0.7	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
3	Credit institutions	0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
4	Loans and advances	0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
5	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
7	Other financial corporations	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
8	of which investment firms	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
9	Loans and advances	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
10	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
11	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
12	of which management companies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
13	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
14	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
15	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
16	of which insurance undertakings	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
17	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
18	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
19	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
20	Non-financial undertakings	0.5	0.1	0.0	0.0	0.1	0.0	0.0	0.0	0.0
21	Loans and advances	0.5	0.1	0.0	0.0	0.1	0.0	0.0	0.0	0.0
22	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
23	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
24	Households	26.9	0.8	0.8	0.0	0.0	0.0	0.0	0.0	0.0
25	of which loans collateralized by residential immovable property	25.8	0.8	0.8	0.0	0.0	0.0	0.0	0.0	0.0
26	of which building renovation loans	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
27	of which motor vehicle loans	0.6	0.0	0.0	0.0	0.0
28	Local governments financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
29	Housing financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
30	Other local government financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
31	Collateral obtained by taking possession: residential and commercial immovable properties	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
32	Total GAR assets	28.1	1.0	0.8	0.0	0.1	0.0	0.0	0.0	0.0

658

Deutsche Bank
Annual Report 2024

		j	n	r	v	aa	ab	ac	ad	ae	af
						Dec 31, 2024
		Water and marine resources (WTR)	Circular Economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					Propor- tion of total assets covered
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
							Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total covered assets in the denominator)								Of which Use of Proceeds	Of which transi- tional	Of which enabling
	GAR - Covered assets in numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	0.0	0.0	0.0	0.0	28.2	1.0	0.8	0.0	0.1	16.9
2	Financial undertakings	0.0	0.0	0.0	0.0	0.7	0.1	0.0	0.0	0.0	1.6
3	Credit institutions	0.0	0.0	0.0	0.0	0.6	0.0	0.0	0.0	0.0	1.3
4	Loans and advances	0.0	0.0	0.0	0.0	0.6	0.0	0.0	0.0	0.0	1.2
5	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
7	Other financial corporations	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.3
8	of which investment firms	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.2
9	Loans and advances	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.2
10	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
11	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
12	of which management companies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
13	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
14	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
15	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
16	of which insurance undertakings	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
17	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
18	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
19	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
20	Non-financial undertakings	0.0	0.0	0.0	0.0	0.6	0.1	0.0	0.0	0.1	0.9
21	Loans and advances	0.0	0.0	0.0	0.0	0.5	0.1	0.0	0.0	0.1	0.9
22	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
23	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
24	Households	0.0	0.0	0.0	0.0	26.9	0.8	0.8	0.0	0.0	14.4
25	of which loans collateralized by residential immovable property	0.0	0.0	0.0	0.0	25.8	0.8	0.8	0.0	0.0	11.5
26	of which building renovation loans	0.0	0.0	0.0	0.0	0.5	0.0	0.0	0.0	0.0	0.2
27	of which motor vehicle loans	0.0	0.0	0.0	0.0	0.6	0.0	0.0	0.0	0.0	0.0
28	Local governments financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
29	Housing financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
30	Other local government financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
31	Collateral obtained by taking possession: residential and commercial immovable properties	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
32	Total GAR assets	0.0	0.0	0.0	0.0	28.2	1.0	0.8	0.0	0.1	44.3

659

Deutsche Bank
Annual Report 2024

		a	b	c	d	e	f	g	h	i
		Dec 31, 2023
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total covered assets in the denominator)				Of which Use of Proceeds	Of which transi- tional	Of which enabling			Of which Use of Proceeds	Of which enabling
	GAR - Covered assets in numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	29.7	1.3	1.1	0.0	0.1	0.0	0.0	0.0	0.0
2	Financial undertakings	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
3	Credit institutions	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
4	Loans and advances	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
5	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
7	Other financial corporations	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
8	of which investment firms	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
9	Loans and advances	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
10	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
11	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
12	of which management companies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
13	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
14	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
15	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
16	of which insurance undertakings	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
17	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
18	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
19	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
20	Non-financial undertakings	0.6	0.1	0.0	0.0	0.1	0.0	0.0	0.0	0.0
21	Loans and advances	0.5	0.1	0.0	0.0	0.1	0.0	0.0	0.0	0.0
22	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
23	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
24	Households	28.7	1.1	1.1	0.0	0.0	0.0	0.0	0.0	0.0
25	of which loans collateralized by residential immovable property	27.8	1.1	1.1	0.0	0.0	0.0	0.0	0.0	0.0
26	of which building renovation loans	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
27	of which motor vehicle loans	0.5	0.0	0.0	0.0	0.0
28	Local governments financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
29	Housing financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
30	Other local government financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
31	Collateral obtained by taking possession: residential and commercial immovable properties	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
32	Total GAR assets	29.7	1.3	1.1	0.0	0.1	0.0	0.0	0.0	0.0

660
Deutsche Bank
Annual Report 2024

		j	n	r	v	aa	ab	ac	ad	ae	af
						Dec 31, 2023
		Water and marine resources (WTR)	Circular Economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					Propor- tion of total assets covered
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
							Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total covered assets in the denominator)								Of which Use of Proceeds	Of which transi- tional	Of which enabling
	GAR - Covered assets in numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	0.0	0.0	0.0	0.0	29.7	1.3	1.1	0.0	0.1	18.0
2	Financial undertakings	0.0	0.0	0.0	0.0	0.4	0.0	0.0	0.0	0.0	1.0
3	Credit institutions	0.0	0.0	0.0	0.0	0.3	0.0	0.0	0.0	0.0	0.8
4	Loans and advances	0.0	0.0	0.0	0.0	0.3	0.0	0.0	0.0	0.0	0.7
5	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
6	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
7	Other financial corporations	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.2
8	of which investment firms	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.1
9	Loans and advances	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.1
10	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
11	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
12	of which management companies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
13	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
14	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
15	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
16	of which insurance undertakings	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
17	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
18	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
19	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
20	Non-financial undertakings	0.0	0.0	0.0	0.0	0.6	0.2	0.0	0.0	0.1	0.9
21	Loans and advances	0.0	0.0	0.0	0.0	0.5	0.2	0.0	0.0	0.1	0.9
22	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
23	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
24	Households	0.0	0.0	0.0	0.0	28.7	1.1	1.1	0.0	0.0	16.0
25	of which loans collateralized by residential immovable property	0.0	0.0	0.0	0.0	27.8	1.1	1.1	0.0	0.0	12.3
26	of which building renovation loans	0.0	0.0	0.0	0.0	0.4	0.0	0.0	0.0	0.0	0.2
27	of which motor vehicle loans	0.0	0.0	0.0	0.0	0.5	0.0	0.0	0.0	0.0	0.0
28	Local governments financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
29	Housing financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
30	Other local government financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
31	Collateral obtained by taking possession: residential and commercial immovable properties	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
32	Total GAR assets	0.0	0.0	0.0	0.0	29.7	1.3	1.1	0.0	0.1	44.2

661

Deutsche Bank
Annual Report 2024

Table 3.2: GAR KPI stock (CapEx)

		a	b	c	d	e	f	g	h	i
		Dec 31, 2024
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total covered assets in the denominator)				Of which Use of Proceeds	Of which transi- tional	Of which enabling			Of which Use of Proceeds	Of which enabling
	GAR - Covered assets in numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	28.3	1.2	0.8	0.0	0.2	0.1	0.0	0.0	0.0
2	Financial undertakings	0.7	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
3	Credit institutions	0.6	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
4	Loans and advances	0.6	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
5	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
7	Other financial corporations	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
8	of which investment firms	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
9	Loans and advances	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
10	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
11	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
12	of which management companies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
13	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
14	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
15	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
16	of which insurance undertakings	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
17	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
18	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
19	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
20	Non-financial undertakings	0.7	0.3	0.0	0.0	0.1	0.1	0.0	0.0	0.0
21	Loans and advances	0.7	0.3	0.0	0.0	0.1	0.1	0.0	0.0	0.0
22	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
23	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
24	Households	26.9	0.8	0.8	0.0	0.0	0.0	0.0	0.0	0.0
25	of which loans collateralized by residential immovable property	25.8	0.8	0.8	0.0	0.0	0.0	0.0	0.0	0.0
26	of which building renovation loans	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
27	of which motor vehicle loans	0.6	0.0	0.0	0.0	0.0
28	Local governments financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
29	Housing financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
30	Other local government financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
31	Collateral obtained by taking possession: residential and commercial immovable properties	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
32	Total GAR assets	28.3	1.2	0.8	0.0	0.2	0.1	0.0	0.0	0.0

662

Deutsche Bank
Annual Report 2024

		j	n	r	v	aa	ab	ac	ad	ae	af
						Dec 31, 2024
		Water and marine resources (WTR)	Circular Economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					Propor- tion of total assets covered
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
							Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total covered assets in the denominator)								Of which Use of Proceeds	Of which transi- tional	Of which enabling
	GAR - Covered assets in numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	0.0	0.0	0.0	0.0	28.4	1.2	0.8	0.0	0.2	16.9
2	Financial undertakings	0.0	0.0	0.0	0.0	0.8	0.1	0.0	0.0	0.0	1.6
3	Credit institutions	0.0	0.0	0.0	0.0	0.6	0.1	0.0	0.0	0.0	1.3
4	Loans and advances	0.0	0.0	0.0	0.0	0.6	0.1	0.0	0.0	0.0	1.2
5	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
7	Other financial corporations	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.3
8	of which investment firms	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.2
9	Loans and advances	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.2
10	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
11	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
12	of which management companies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
13	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
14	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
15	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
16	of which insurance undertakings	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
17	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
18	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
19	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
20	Non-financial undertakings	0.0	0.0	0.0	0.0	0.8	0.3	0.0	0.0	0.1	0.9
21	Loans and advances	0.0	0.0	0.0	0.0	0.8	0.3	0.0	0.0	0.1	0.9
22	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
23	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
24	Households	0.0	0.0	0.0	0.0	26.9	0.8	0.8	0.0	0.0	14.4
25	of which loans collateralized by residential immovable property	0.0	0.0	0.0	0.0	25.8	0.8	0.8	0.0	0.0	11.5
26	of which building renovation loans	0.0	0.0	0.0	0.0	0.5	0.0	0.0	0.0	0.0	0.2
27	of which motor vehicle loans	0.0	0.0	0.0	0.0	0.6	0.0	0.0	0.0	0.0	0.0
28	Local governments financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
29	Housing financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
30	Other local government financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
31	Collateral obtained by taking possession: residential and commercial immovable properties	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
32	Total GAR assets	0.0	0.0	0.0	0.0	28.4	1.2	0.8	0.0	0.2	44.3

663

Deutsche Bank
Annual Report 2024

		a	b	c	d	e	f	g	h	i
		Dec 31, 2023
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total covered assets in the denominator)				Of which Use of Proceeds	Of which transi- tional	Of which enabling			Of which Use of Proceeds	Of which enabling
	GAR - Covered assets in numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	30.0	1.5	1.1	0.0	0.2	0.0	0.0	0.0	0.0
2	Financial undertakings	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
3	Credit institutions	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
4	Loans and advances	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
5	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
7	Other financial corporations	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
8	of which investment firms	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
9	Loans and advances	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
10	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
11	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
12	of which management companies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
13	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
14	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
15	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
16	of which insurance undertakings	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
17	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
18	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
19	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
20	Non-financial undertakings	0.8	0.4	0.0	0.0	0.1	0.0	0.0	0.0	0.0
21	Loans and advances	0.8	0.4	0.0	0.0	0.1	0.0	0.0	0.0	0.0
22	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
23	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
24	Households	28.7	1.1	1.1	0.0	0.0	0.0	0.0	0.0	0.0
25	of which loans collateralized by residential immovable property	27.8	1.1	1.1	0.0	0.0	0.0	0.0	0.0	0.0
26	of which building renovation loans	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
27	of which motor vehicle loans	0.5	0.0	0.0	0.0	0.0
28	Local governments financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
29	Housing financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
30	Other local government financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
31	Collateral obtained by taking possession: residential and commercial immovable properties	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
32	Total GAR assets	30.0	1.5	1.1	0.0	0.2	0.0	0.0	0.0	0.0

664

Deutsche Bank
Annual Report 2024

		j	n	r	v	aa	ab	ac	ad	ae	af
						Dec 31, 2023
		Water and marine resources (WTR)	Circular Economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					Propor- tion of total assets covered
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
							Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total covered assets in the denominator)								Of which Use of Proceeds	Of which transi- tional	Of which enabling
	GAR - Covered assets in numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	0.0	0.0	0.0	0.0	30.0	1.5	1.1	0.0	0.2	18.0
2	Financial undertakings	0.0	0.0	0.0	0.0	0.4	0.0	0.0	0.0	0.0	1.0
3	Credit institutions	0.0	0.0	0.0	0.0	0.3	0.0	0.0	0.0	0.0	0.8
4	Loans and advances	0.0	0.0	0.0	0.0	0.3	0.0	0.0	0.0	0.0	0.7
5	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
6	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
7	Other financial corporations	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.2
8	of which investment firms	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.1
9	Loans and advances	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.1
10	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
11	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
12	of which management companies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
13	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
14	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
15	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
16	of which insurance undertakings	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
17	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
18	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
19	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
20	Non-financial undertakings	0.0	0.0	0.0	0.0	0.9	0.4	0.0	0.0	0.1	0.9
21	Loans and advances	0.0	0.0	0.0	0.0	0.9	0.4	0.0	0.0	0.1	0.9
22	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
23	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
24	Households	0.0	0.0	0.0	0.0	28.7	1.1	1.1	0.0	0.0	16.0
25	of which loans collateralized by residential immovable property	0.0	0.0	0.0	0.0	27.8	1.1	1.1	0.0	0.0	12.3
26	of which building renovation loans	0.0	0.0	0.0	0.0	0.4	0.0	0.0	0.0	0.0	0.2
27	of which motor vehicle loans	0.0	0.0	0.0	0.0	0.5	0.0	0.0	0.0	0.0	0.0
28	Local governments financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
29	Housing financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
30	Other local government financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
31	Collateral obtained by taking possession: residential and commercial immovable properties	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
32	Total GAR assets	0.0	0.0	0.0	0.0	30.0	1.5	1.1	0.0	0.2	44.2

665
Deutsche Bank
Annual Report 2024

Table 4.1: GAR KPI flow (Turnover KPIs)

		a	b	c	d	e	f	g	h	i
		Dec 31, 2024
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total covered assets in the denominator)				Of which Use of Proceeds	Of which transi- tional	Of which enabling			Of which Use of Proceeds	Of which enabling
	GAR - Covered assets in numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	4.7	0.2	0.0	0.0	0.1	0.0	0.0	0.0	0.0
2	Financial undertakings	2.4	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
3	Credit institutions	2.3	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
4	Loans and advances	2.3	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
5	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
7	Other financial corporations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
8	of which investment firms	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
9	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
10	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
11	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
12	of which management companies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
13	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
14	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
15	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
16	of which insurance undertakings	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
17	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
18	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
19	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
20	Non-financial undertakings	0.4	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
21	Loans and advances	0.4	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
22	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
23	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
24	Households	2.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
25	of which loans collateralized by residential immovable property	1.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
26	of which building renovation loans	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
27	of which motor vehicle loans	0.4	0.0	0.0	0.0	0.0
28	Local governments financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
29	Housing financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
30	Other local government financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
31	Collateral obtained by taking possession: residential and commercial immovable properties	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
32	Total GAR assets	4.7	0.2	0.0	0.0	0.1	0.0	0.0	0.0	0.0

666

Deutsche Bank
Annual Report 2024

		j	n	r	v	aa	ab	ac	ad	ae	af
						Dec 31, 2024
		Water and marine resources (WTR)	Circular Economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					Propor- tion of total assets covered
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
							Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total covered assets in the denominator)								Of which Use of Proceeds	Of which transi- tional	Of which enabling
	GAR - Covered assets in numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	0.0	0.0	0.0	0.0	4.8	0.2	0.0	0.0	0.1	0.0
2	Financial undertakings	0.0	0.0	0.0	0.0	2.4	0.1	0.0	0.0	0.0	0.0
3	Credit institutions	0.0	0.0	0.0	0.0	2.3	0.1	0.0	0.0	0.0	0.0
4	Loans and advances	0.0	0.0	0.0	0.0	2.3	0.1	0.0	0.0	0.0	0.0
5	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
7	Other financial corporations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
8	of which investment firms	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
9	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
10	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
11	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
12	of which management companies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
13	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
14	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
15	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
16	of which insurance undertakings	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
17	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
18	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
19	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
20	Non-financial undertakings	0.0	0.0	0.0	0.0	0.4	0.1	0.0	0.0	0.0	0.0
21	Loans and advances	0.0	0.0	0.0	0.0	0.4	0.1	0.0	0.0	0.0	0.0
22	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
23	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
24	Households	0.0	0.0	0.0	0.0	2.0	0.0	0.0	0.0	0.0	0.0
25	of which loans collateralized by residential immovable property	0.0	0.0	0.0	0.0	1.5	0.0	0.0	0.0	0.0	0.0
26	of which building renovation loans	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0
27	of which motor vehicle loans	0.0	0.0	0.0	0.0	0.4	0.0	0.0	0.0	0.0	0.0
28	Local governments financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
29	Housing financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
30	Other local government financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
31	Collateral obtained by taking possession: residential and commercial immovable properties	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
32	Total GAR assets	0.0	0.0	0.0	0.0	4.8	0.2	0.0	0.0	0.1	0.0

667

Deutsche Bank
Annual Report 2024

		a	b	c	d	e	f	g	h	i
		Dec 31, 2023
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total covered assets in the denominator)				Of which Use of Proceeds	Of which transi- tional	Of which enabling			Of which Use of Proceeds	Of which enabling
	GAR - Covered assets in numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	4.2	0.2	0.0	0.0	0.1	0.0	0.0	0.0	0.0
2	Financial undertakings	1.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
3	Credit institutions	1.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
4	Loans and advances	1.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
5	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
7	Other financial corporations	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
8	of which investment firms	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
9	Loans and advances	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
10	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
11	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
12	of which management companies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
13	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
14	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
15	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
16	of which insurance undertakings	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
17	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
18	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
19	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
20	Non-financial undertakings	0.7	0.1	0.0	0.0	0.1	0.0	0.0	0.0	0.0
21	Loans and advances	0.7	0.1	0.0	0.0	0.1	0.0	0.0	0.0	0.0
22	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
23	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
24	Households	1.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
25	of which loans collateralized by residential immovable property	1.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
26	of which building renovation loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
27	of which motor vehicle loans	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
28	Local governments financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
29	Housing financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
30	Other local government financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
31	Collateral obtained by taking possession: residential and commercial immovable properties	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
32	Total GAR assets	4.2	0.2	0.0	0.0	0.1	0.0	0.0	0.0	0.0

668

Deutsche Bank
Annual Report 2024

		j	n	r	v	aa	ab	ac	ad	ae	af
						Dec 31, 2023
		Water and marine resources (WTR)	Circular Economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					Propor- tion of total assets covered
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
							Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total covered assets in the denominator)								Of which Use of Proceeds	Of which transi- tional	Of which enabling
	GAR - Covered assets in numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	0.0	0.0	0.0	0.0	4.3	0.2	0.0	0.0	0.1	0.0
2	Financial undertakings	0.0	0.0	0.0	0.0	1.7	0.0	0.0	0.0	0.0	0.0
3	Credit institutions	0.0	0.0	0.0	0.0	1.6	0.0	0.0	0.0	0.0	0.0
4	Loans and advances	0.0	0.0	0.0	0.0	1.6	0.0	0.0	0.0	0.0	0.0
5	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
7	Other financial corporations	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0
8	of which investment firms	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0
9	Loans and advances	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0
10	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
11	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
12	of which management companies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
13	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
14	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
15	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
16	of which insurance undertakings	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
17	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
18	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
19	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
20	Non-financial undertakings	0.0	0.0	0.0	0.0	0.7	0.1	0.0	0.0	0.1	0.0
21	Loans and advances	0.0	0.0	0.0	0.0	0.7	0.1	0.0	0.0	0.1	0.0
22	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
23	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
24	Households	0.0	0.0	0.0	0.0	1.9	0.0	0.0	0.0	0.0	0.0
25	of which loans collateralized by residential immovable property	0.0	0.0	0.0	0.0	1.4	0.0	0.0	0.0	0.0	0.0
26	of which building renovation loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
27	of which motor vehicle loans	0.0	0.0	0.0	0.0	0.4	0.0	0.0	0.0	0.0	0.0
28	Local governments financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
29	Housing financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
30	Other local government financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
31	Collateral obtained by taking possession: residential and commercial immovable properties	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
32	Total GAR assets	0.0	0.0	0.0	0.0	4.3	0.2	0.0	0.0	0.1	0.0

669

Deutsche Bank
Annual Report 2024

Table 4.2: GAR KPI flow (CapEx KPIs)

		a	b	c	d	e	f	g	h	i
		Dec 31, 2024
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total covered assets in the denominator)				Of which Use of Proceeds	Of which transi- tional	Of which enabling			Of which Use of Proceeds	Of which enabling
	GAR - Covered assets in numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	4.3	0.4	0.0	0.0	0.1	0.0	0.0	0.0	0.0
2	Financial undertakings	1.9	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
3	Credit institutions	1.9	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
4	Loans and advances	1.9	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
5	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
7	Other financial corporations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
8	of which investment firms	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
9	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
10	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
11	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
12	of which management companies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
13	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
14	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
15	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
16	of which insurance undertakings	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
17	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
18	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
19	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
20	Non-financial undertakings	0.5	0.2	0.0	0.0	0.1	0.0	0.0	0.0	0.0
21	Loans and advances	0.5	0.2	0.0	0.0	0.1	0.0	0.0	0.0	0.0
22	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
23	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
24	Households	2.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
25	of which loans collateralized by residential immovable property	1.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
26	of which building renovation loans	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
27	of which motor vehicle loans	0.4	0.0	0.0	0.0	0.0
28	Local governments financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
29	Housing financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
30	Other local government financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
31	Collateral obtained by taking possession: residential and commercial immovable properties	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
32	Total GAR assets	4.3	0.4	0.0	0.0	0.1	0.0	0.0	0.0	0.0

670
Deutsche Bank
Annual Report 2024

		j	n	r	v	aa	ab	ac	ad	ae	af
						Dec 31, 2024
		Water and marine resources (WTR)	Circular Economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					Propor- tion of total assets covered
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
							Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total covered assets in the denominator)								Of which Use of Proceeds	Of which transi- tional	Of which enabling
	GAR - Covered assets in numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	0.0	0.0	0.0	0.0	4.4	0.4	0.0	0.0	0.1	0.0
2	Financial undertakings	0.0	0.0	0.0	0.0	1.9	0.1	0.0	0.0	0.0	0.0
3	Credit institutions	0.0	0.0	0.0	0.0	1.9	0.1	0.0	0.0	0.0	0.0
4	Loans and advances	0.0	0.0	0.0	0.0	1.9	0.1	0.0	0.0	0.0	0.0
5	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
7	Other financial corporations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
8	of which investment firms	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
9	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
10	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
11	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
12	of which management companies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
13	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
14	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
15	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
16	of which insurance undertakings	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
17	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
18	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
19	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
20	Non-financial undertakings	0.0	0.0	0.0	0.0	0.5	0.2	0.0	0.0	0.1	0.0
21	Loans and advances	0.0	0.0	0.0	0.0	0.5	0.2	0.0	0.0	0.1	0.0
22	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
23	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
24	Households	0.0	0.0	0.0	0.0	2.0	0.0	0.0	0.0	0.0	0.0
25	of which loans collateralized by residential immovable property	0.0	0.0	0.0	0.0	1.5	0.0	0.0	0.0	0.0	0.0
26	of which building renovation loans	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0
27	of which motor vehicle loans	0.0	0.0	0.0	0.0	0.4	0.0	0.0	0.0	0.0	0.0
28	Local governments financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
29	Housing financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
30	Other local government financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
31	Collateral obtained by taking possession: residential and commercial immovable properties	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
32	Total GAR assets	0.0	0.0	0.0	0.0	4.4	0.4	0.0	0.0	0.1	0.0

671

Deutsche Bank
Annual Report 2024

		a	b	c	d	e	f	g	h	i
		Dec 31, 2023
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total covered assets in the denominator)				Of which Use of Proceeds	Of which transi- tional	Of which enabling			Of which Use of Proceeds	Of which enabling
	GAR - Covered assets in numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	4.5	0.4	0.0	0.0	0.1	0.0	0.0	0.0	0.0
2	Financial undertakings	1.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
3	Credit institutions	1.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
4	Loans and advances	1.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
5	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
7	Other financial corporations	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
8	of which investment firms	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
9	Loans and advances	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
10	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
11	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
12	of which management companies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
13	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
14	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
15	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
16	of which insurance undertakings	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
17	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
18	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
19	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
20	Non-financial undertakings	1.0	0.4	0.0	0.0	0.1	0.0	0.0	0.0	0.0
21	Loans and advances	1.0	0.4	0.0	0.0	0.1	0.0	0.0	0.0	0.0
22	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
23	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0
24	Households	1.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
25	of which loans collateralized by residential immovable property	1.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
26	of which building renovation loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
27	of which motor vehicle loans	0.4	0.0	0.0	0.0	0.0
28	Local governments financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
29	Housing financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
30	Other local government financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
31	Collateral obtained by taking possession: residential and commercial immovable properties	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
32	Total GAR assets	4.5	0.4	0.0	0.0	0.1	0.0	0.0	0.0	0.0

672

Deutsche Bank
Annual Report 2024

		j	n	r	v	aa	ab	ac	ad	ae	af
						Dec 31, 2023
		Water and marine resources (WTR)	Circular Economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					Propor- tion of total assets covered
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
							Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total covered assets in the denominator)								Of which Use of Proceeds	Of which transi- tional	Of which enabling
	GAR - Covered assets in numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	0.0	0.0	0.0	0.0	4.5	0.4	0.0	0.0	0.1	0.5
2	Financial undertakings	0.0	0.0	0.0	0.0	1.6	0.0	0.0	0.0	0.0	0.0
3	Credit institutions	0.0	0.0	0.0	0.0	1.5	0.0	0.0	0.0	0.0	0.0
4	Loans and advances	0.0	0.0	0.0	0.0	1.5	0.0	0.0	0.0	0.0	0.0
5	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
7	Other financial corporations	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0
8	of which investment firms	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0
9	Loans and advances	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0
10	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
11	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
12	of which management companies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
13	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
14	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
15	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
16	of which insurance undertakings	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
17	Loans and advances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
18	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
19	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
20	Non-financial undertakings	0.0	0.0	0.0	0.0	1.0	0.4	0.0	0.0	0.1	0.5
21	Loans and advances	0.0	0.0	0.0	0.0	1.0	0.4	0.0	0.0	0.1	0.4
22	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
23	Equity instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0	0.0	0.0
24	Households	0.0	0.0	0.0	0.0	1.9	0.0	0.0	0.0	0.0	0.0
25	of which loans collateralized by residential immovable property	0.0	0.0	0.0	0.0	1.4	0.0	0.0	0.0	0.0	0.0
26	of which building renovation loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
27	of which motor vehicle loans	0.0	0.0	0.0	0.0	0.4	0.0	0.0	0.0	0.0	0.0
28	Local governments financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
29	Housing financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
30	Other local government financing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
31	Collateral obtained by taking possession: residential and commercial immovable properties	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
32	Total GAR assets	0.0	0.0	0.0	0.0	4.5	0.4	0.0	0.0	0.1	0.5

673

Deutsche Bank
Annual Report 2024

Table 5.1: KPI off-balance sheet exposures (Turnover KPIs stock)

		a	b	c	d	e	f	g	h	i
		Dec 31, 2024
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total eligible off-balance sheet assets)				Of which Use of Proceeds	Of which transi- tional	Of which enabling			Of which Use of Proceeds	Of which enabling
1	Financial guarantees (FinGuar KPI)	4.4	2.4	0.0	0.0	2.0	0.2	0.0	0.0	0.0
2	Assets under Management (AuM KPI)	7.0	1.4	0.0	0.1	0.8	0.3	0.0	0.0	0.0
3		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
4		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
5		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
7		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
8		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

		j	n	r	v	aa	ab	ac	ad	ae
						Dec 31, 2024
		Water and marine resources (WTR)	Circular Economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
							Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total eligible off-balance sheet assets)								Of which Use of Proceeds	Of which transi- tional	Of which enabling
1	Financial guarantees (FinGuar KPI)	0.0	0.2	0.1	0.0	4.9	2.4	0.0	0.0	2.0
2	Assets under Management (AuM KPI)	0.0	0.3	0.3	0.0	7.9	1.4	0.0	0.1	0.8
3		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
4		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
5		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
7		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
8		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

		a	b	c	d	e	f	g	h	i
		Dec 31, 2023
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total eligible off-balance sheet assets)				Of which Use of Proceeds	Of which transi- tional	Of which enabling			Of which Use of Proceeds	Of which enabling
1	Financial guarantees (FinGuar KPI)	3.3	0.5	0.0	0.0	0.2	0.1	0.0	0.0	0.0
2	Assets under Management (AuM KPI)	8.5	0.8	0.0	0.0	0.4	0.1	0.0	0.0	0.0
3		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
4		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
5		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
7		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
8		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

		j	n	r	v	aa	ab	ac	ad	ae
						Dec 31, 2023
		Water and marine resources (WTR)	Circular Economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
							Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total eligible off-balance sheet assets)								Of which Use of Proceeds	Of which transi- tional	Of which enabling
1	Financial guarantees (FinGuar KPI)	0.0	0.0	0.0	0.0	3.4	0.5	0.0	0.0	0.2
2	Assets under Management (AuM KPI)	0.0	0.0	0.0	0.0	8.6	0.8	0.0	0.0	0.4
3		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
4		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
5		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
7		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
8		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

674

Deutsche Bank
Annual Report 2024

Table 5.2: KPI off-balance sheet exposures (Turnover KPIs flow)

		a	b	c	d	e	f	g	h	i
		Dec 31. 2024
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total eligible off-balance sheet assets)				Of which Use of Proceeds	Of which transi- tional	Of which enabling			Of which Use of Proceeds	Of which enabling
1	Financial guarantees (FinGuar KPI)	7.5	1.8	0.0	0.0	1.7	0.0	0.0	0.0	0.0
3		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
4		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
5		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
7		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
8		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

		j	n	r	v	aa	ab	ac	ad	ae
						Dec 31. 2024
		Water and marine resources (WTR)	Circular Economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
							Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total eligible off-balance sheet assets)								Of which Use of Proceeds	Of which transi- tional	Of which enabling
1	Financial guarantees (FinGuar KPI)	0.6	0.1	0.0	0.0	8.2	1.8	0.0	0.0	1.7
3		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
4		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
5		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
7		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
8		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

		a	b	c	d	e	f	g	h	i
		Dec 31. 2023
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total eligible off-balance sheet assets)				Of which Use of Proceeds	Of which transi- tional	Of which enabling			Of which Use of Proceeds	Of which enabling
1	Financial guarantees (FinGuar KPI)	7.2	0.3	0.0	0.0	0.1	0.0	0.0	0.0	0.0
3		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
4		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
5		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
7		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
8		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

		j	n	r	v	aa	ab	ac	ad	ae
						Dec 31. 2023
		Water and marine resources (WTR)	Circular Economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
							Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total eligible off-balance sheet assets)								Of which Use of Proceeds	Of which transi- tional	Of which enabling
1	Financial guarantees (FinGuar KPI)	0.0	0.0	0.0	0.0	7.2	0.3	0.0	0.0	0.1
3		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
4		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
5		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
7		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
8		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

675
Deutsche Bank
Annual Report 2024

Table 5.3: KPI off-balance sheet exposures (CapEx KPIs stock)

		a	b	c	d	e	f	g	h	i
		Dec 31, 2024
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total eligible off-balance sheet assets)				Of which Use of Proceeds	Of which transi- tional	Of which enabling			Of which Use of Proceeds	Of which enabling
1	Financial guarantees (FinGuar KPI)	5.5	3.2	0.0	0.1	1.9	0.2	0.0	0.0	0.0
2	Assets under Management (AuM KPI)	8.2	2.2	0.0	0.1	1.1	0.2	0.1	0.0	0.0
3		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
4		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
5		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
7		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
8		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

		j	n	r	v	aa	ab	ac	ad	ae
						Dec 31. 2024
		Water and marine resources (WTR)	Circular Economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
							Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total eligible off-balance sheet assets)								Of which Use of Proceeds	Of which transi- tional	Of which enabling
1	Financial guarantees (FinGuar KPI)	0.0	0.1	0.0	0.0	5.9	3.2	0.0	0.1	1.9
2	Assets under Management (AuM KPI)	0.0	0.2	0.2	0.0	8.9	2.2	0.0	0.1	1.1
3		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
4		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
5		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
7		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
8		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

		a	b	c	d	e	f	g	h	i
		Dec 31, 2023
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total eligible off-balance sheet assets)				Of which Use of Proceeds	Of which transi- tional	Of which enabling			Of which Use of Proceeds	Of which enabling
1	Financial guarantees (FinGuar KPI)	4.8	1.2	0.0	0.0	0.6	0.1	0.0	0.0	0.0
2	Assets under Management (AuM KPI)	4.6	1.6	0.0	0.1	0.8	0.1	0.0	0.0	0.0
3		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
4		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
5		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
7		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
8		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

		j	n	r	v	aa	ab	ac	ad	ae
						Dec 31, 2023
		Water and marine resources (WTR)	Circular Economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
							Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total eligible off-balance sheet assets)								Of which Use of Proceeds	Of which transi- tional	Of which enabling
1	Financial guarantees (FinGuar KPI)	0.0	0.0	0.0	0.0	4.9	1.3	0.0	0.0	0.6
2	Assets under Management (AuM KPI)	0.0	0.0	0.0	0.0	4.7	1.6	0.0	0.1	0.8
3		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
4		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
5		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
7		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
8		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

676

Deutsche Bank
Annual Report 2024

Table 5.4: KPI off-balance sheet exposures (CapEx KPIs flow)

		a	b	c	d	e	f	g	h	i
		Dec 31. 2024
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total eligible off-balance sheet assets)				Of which Use of Proceeds	Of which transi- tional	Of which enabling			Of which Use of Proceeds	Of which enabling
1	Financial guarantees (FinGuar KPI)	7.3	0.6	0.0	0.0	0.3	1.5	1.1	0.0	0.0
3		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
4		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
5		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
7		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
8		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

		j	n	r	v	aa	ab	ac	ad	ae
						Dec 31. 2024
		Water and marine resources (WTR)	Circular Economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
							Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total eligible off-balance sheet assets)								Of which Use of Proceeds	Of which transi- tional	Of which enabling
1	Financial guarantees (FinGuar KPI)	0.0	0.0	0.0	0.0	8.9	1.6	0.0	0.0	0.3
3		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
4		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
5		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
7		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
8		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

		a	b	c	d	e	f	g	h	i
		Dec 31. 2023
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total eligible off-balance sheet assets)				Of which Use of Proceeds	Of which transi- tional	Of which enabling			Of which Use of Proceeds	Of which enabling
1	Financial guarantees (FinGuar KPI)	13.0	0.8	0.0	0.0	0.2	0.0	0.0	0.0	0.0
3		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
4		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
5		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
7		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
8		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

		j	n	r	v	aa	ab	ac	ad	ae
						Dec 31. 2023
		Water and marine resources (WTR)	Circular Economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
							Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
% (compared to total eligible off-balance sheet assets)								Of which Use of Proceeds	Of which transi- tional	Of which enabling
1	Financial guarantees (FinGuar KPI)	0.0	0.0	0.0	0.0	13.0	0.8	0.0	0.0	0.2
3		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
4		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
5		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
6		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
7		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
8		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

677

Deutsche Bank
Annual Report 2024

Nuclear energy and fossil gas related activities – Turnover KPIs

Row	Nuclear energy related activities	Dec 31, 2024
1

The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.

no
2

The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.

yes
3

The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades yes

	Fossil gas related activities	Dec 31, 2024
4	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	yes
5	The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	yes
6	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	yes

Row	Nuclear energy related activities	Dec 31, 2023
1

The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.

no
2

The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.

yes
3

The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades yes

	Fossil gas related activities	Dec 31, 2023
4	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	yes
5	The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	yes
6	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	yes

Nuclear energy and fossil gas related activities – Capex KPIs

Row	Nuclear energy related activities	Dec 31, 2024
1

The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.

no
2

The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.

yes
3

The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades yes

	Fossil gas related activities	Dec 31, 2024
4	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	yes
5	The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	yes
6	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	yes

Row	Nuclear energy related activities	Dec 31, 2023
1

The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.

no
2

The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.

yes
3

The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades yes

	Fossil gas related activities	Dec 31, 2023
4	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	yes
5	The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	yes
6	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	yes

Nuclear energy and fossil gas related activities – Financial guarantees Turnover KPIs

Row	Nuclear energy related activities	Dec 31, 2024
1

The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.

no
2

The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.

yes
3

The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades yes

	Fossil gas related activities	Dec 31, 2024
4	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	yes
5	The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	yes
6	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	yes

Row	Nuclear energy related activities	Dec 31, 2023
1

The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.

no
2

The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.

yes
3

The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades yes

	Fossil gas related activities	Dec 31, 2023
4	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	yes
5	The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	yes
6	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	yes

Nuclear energy and fossil gas related activities – Financial guarantees CapEx KPIs

Row	Nuclear energy related activities	Dec 31, 2024
1

The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.

no
2

The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.

yes
3

The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades yes

678

Deutsche Bank
Annual Report 2024

	Fossil gas related activities	Dec 31, 2024
4	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	yes
5	The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	yes
6	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	yes

Row	Nuclear energy related activities	Dec 31, 2023
1

The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.

no
2

The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.

yes
3

The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades yes

	Fossil gas related activities	Dec 31, 2023
4	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	yes
5	The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	yes
6	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	yes

Nuclear and fossil gas related activities - Assets under Management (AuM) Turnover KPIs

Row	Nuclear energy related activities	Dec 31, 2024
1

The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.

no
2

The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.

yes
3

The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades yes

	Fossil gas related activities	Dec 31, 2024
4	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	yes
5	The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	yes
6	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	yes

Nuclear and fossil gas related activities - Assets under Management (AuM) CapEx KPIs

Row	Nuclear energy related activities	Dec 31, 2024
1

The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.

no
2

The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.

yes
3

The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades yes

	Fossil gas related activities	Dec 31, 2024
4	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	yes
5	The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	yes
6	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	yes

Taxonomy-aligned economic activities (denominator) – Turnover KPIs

Rows	Economic activities as of Dec 31, 2024	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	2	0.0	2	0.0	0	0.0
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0	1	0.0	0	0.0
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	6,094	1.0	6,076	1.0	18	0.0
8	Total applicable KPI	6,097	1.0	6,079	1.0	18	0.0

Rows	Economic activities as of Dec 31, 2023	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	79	0.0	79	0.0	0	0.0
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	7,467	1.3	7,414	1.3	55	0.0
8	Total applicable KPI	7,546	1.3	7,493	1.3	55	0.0

679

Deutsche Bank
Annual Report 2024

Taxonomy-aligned economic activities (denominator) – CapEx KPIs

Rows	Economic activities as of Dec 31, 2024	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	2	0.0	2	0.0	0	0.0
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0	1	0.0	0	0.0
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0	1	0.0	0	0.0
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0	1	0.0	0	0.0
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	7,302	1.2	7,152	1.2	150	0.0
8	Total applicable KPI	7,308	1.2	7,158	1.2	150	0.0

Rows	Economic activities as of Dec 31, 2023	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	15	0.0	15	0.0	0	0.0
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	121	0.0	121	0.0	0	0.0
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0	1	0.0	0	0.0
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0	1	0.0	0	0.0
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	8,791	1.5	8,608	1.5	183	0.0
8	Total applicable KPI	8,928	1.5	8,745	1.5	183	0.0

Taxonomy-aligned economic activities (denominator) – Financial guarantees Turnover KPIs

Rows	Economic activities as of Dec 31, 2024	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	9	0.0	9	0.0	0	0.0
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	1	0.0	1	0.0	0	0.0
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	772	2.4	770	2.3	2	0.0
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	783	2.4	781	2.4	2	0.0

Rows	Economic activities as of Dec 31, 2023	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.1	0	0.1	0	0.0
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	152	99.9	148	99.9	4	100.0
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	153	100.0	149	100.0	4	100.0

Taxonomy-aligned economic activities (denominator) – Financial guarantees CapEx KPIs

Rows	Economic activities as of Dec 31, 2024	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	4	0.0	4	0.0	0	0.0
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	3	0.0	3	0.0	0	0.0
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	1,035	3.2	1,026	3.1	9	0.0
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	1,043	3.2	1,034	3.1	9	0.0

680

Deutsche Bank
Annual Report 2024

Rows	Economic activities as of Dec 31, 2023	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.1	0	0.1	0	0.0
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	374	99.9	364	99.9	10	100.0
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	374	100.0	364	100.0	10	100.0

Taxonomy-aligned economic activities (denominator) - Assets under Management (AuM) Turnover KPIs

Rows	Economic activities as of Dec 31, 2024	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0	1	0.0	0	0.0
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	28	0.0	28	0.0	0	0.0
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	277	0.0	277	0.0	0	0.0
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	4	0.0	4	0.0	0	0.0
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	28	0.0	21	0.0	7	0.0
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	5	0.0	5	0.0	0	0.0
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	16,743	1.4	16,337	1.4	407	0.0
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	17,086	1.4	16,673	1.4	413	0.0

Taxonomy-aligned economic activities (denominator) Assets under Management (AuM) Capex KPIs

Rows	Economic activities as of Dec 31, 2024	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0	1	0.0	0	0.0
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	113	0.0	113	0.0	0	0.0
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	163	0.0	163	0.0	0	0.0
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	44	0.0	44	0.0	0	0.0
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	26	0.0	26	0.0	0	0.0
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	35	0.0	35	0.0	0	0.0
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	26,551	2.2	25,741	2.1	811	0.1
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	26,933	2.2	26,123	2.2	811	0.1

681

Deutsche Bank
Annual Report 2024

Taxonomy-aligned economic activities (numerator) – Turnover KPIs

Rows	Economic activities as of Dec 31, 2024	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	2	0.0	2	0.0	0	0.0
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0	1	0.0	0	0.0
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	6,094	100.0	6,077	100.0	18	100.0
8	Total applicable KPI	6,097	100.0	6,079	100.0	18	100.0

Rows	Economic activities as of Dec 31, 2023	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	197	2.6	197	2.6	0	0.0
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	7,348	97.4	7,296	97.4	53	100.0
8	Total applicable KPI	7,546	100.0	7,493	100.0	53	100.0

Taxonomy-aligned economic activities (numerator) – CapEx KPIs

Rows	Economic activities as of Dec 31, 2024	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	2	0.0	2	0.0	0	0.0
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0	1	0.0	0	0.0
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0	1	0.0	0	0.0
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0	1	0.0	0	0.0
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	7,303	100.0	7,153	100.0	150	100.0
8	Total applicable KPI	7,308	100.0	7,158	100.0	150	100.0

Rows	Economic activities as of Dec 31, 2023	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	26	0.3	26	0.3	0	0.0
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	183	2.1	183	2.1	0	0.0
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0	1	0.0	0	0.0
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0	1	0.0	0	0.0
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	14	0.2	14	0.2	0	0.0
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	8,717	97.6	8,534	97.6	183	100.0
8	Total applicable KPI	8,928	100.0	8,745	100.0	183	100.0

Taxonomy-aligned economic activities (numerator) – Financial guarantees Turnover KPIs

Rows	Economic activities as of Dec 31, 2024	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	9	1.2	9	1.2	0	0.0
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	1	1.0	1	1.0	0	0.0
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	772	98.6	770	98.6	2	100.0
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	783	100.0	781	100.0	2	100.0

682
Deutsche Bank
Annual Report 2024

Rows	Economic activities as of Dec 31, 2023	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	1	0.9	1	0.9	0	0.0
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.1	0	0.1	0	0.0
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	151	99.1	151	99.0	4	100.0
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	153	100.0	153	100.0	4	100.0

Taxonomy-aligned economic activities (numerator) – Financial guarantees CapEx KPIs

Rows	Economic activities as of Dec 31, 2024	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	4	0.4	4	0.4	0	0.0
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	3	0.3	3	0.3	0	0.0
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	1,035	98.3	1,026	98.3	9	100.0
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	1,043	100.0	1,034	100.0	9	100.0

Rows	Economic activities as of Dec 31, 2023	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	1	0.1	1	0.1	0	0.0
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.1	0	0.1	0	0.0
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	374	99.9	364	99.9	10	100.0
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	374	100.0	364	100.0	10	100.0

Taxonomy-aligned economic activities (numerator) Assets under Management (AuM) Turnover KPIs

Rows	Economic activities as of Dec 31, 2024	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0	1	0.0	0	0.0
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	28	0.2	28	0.2	0	0.0
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	277	1.6	277	1.7	0	0.0
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	4	0.0	4	0.0	0	0.0
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	28	0.2	21	0.1	7	1.6
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	5	0.0	5	0.0	0	0.0
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	16,743	98.0	16,337	98.0	407	98.4
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	17,086	100.0	16,673	100.0	413	100.0

683

Deutsche Bank
Annual Report 2024

Taxonomy-aligned economic activities (numerator) Assets under Management (AuM) CapEx KPIs

Rows	Economic activities as of Dec 31, 2024	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0	1	0.0	0	0.0
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	113	0.4	113	0.4	0	0.0
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	163	0.6	163	0.6	0	0.0
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	44	0.2	44	0.2	0	0.0
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	26	0.1	26	0.1	0	0.0
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	35	0.1	35	0.1	0	0.0
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	26,551	98.6	25,741	98.5	811	100.0
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	26,933	100.0	26,123	100.0	811	100.0

Taxonomy-eligible but not taxonomy-aligned economic activities – Turnover KPIs

Rows	Economic activities as of Dec 31, 2024	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	14	0.0	14	0.0	0	0.0
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	119	0.0	119	0.0	0	0.0
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	20	0.0	20	0.0	0	0.0
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0	1	0.0	0	0.0
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	167,038	27.1	166,762	27.1	276	0.0
8	Total applicable KPI	167,192	27.2	166,915	27.1	276	0.0

Am	Economic activities as of Dec 31, 2023	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	156	0.0	156	0.0	0	0.0
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	64	0.0	64	0.0	0	0.0
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	41	0.0	41	0.0	0	0.0
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	164,721	28.4	164,709	28.4	12	0.0
8	Total applicable KPI	164,981	28.4	164,970	28.4	12	0.0

Taxonomy-eligible but not taxonomy-aligned economic activities – CapEx KPIs

Rows	Economic activities as of Dec 31, 2024	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	116	0.0	116	0.0	0	0.0
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	137	0.0	137	0.0	0	0.0
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	167,301	27.2	166,900	27.1	401	0.1
8	Total applicable KPI	167,555	27.2	167,154	27.2	401	0.1

Rows	Economic activities as of Dec 31, 2023	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0	1	0.0	0	0.0
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	74	0.0	74	0.0	0	0.0
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	109	0.0	109	0.0	0	0.0
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	10	0.0	10	0.0	0	0.0
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	165,176	28.4	165,125	28.4	51	0.0
8	Total applicable KPI	165,370	28.5	165,319	28.5	51	0.0

684

Deutsche Bank
Annual Report 2024

Taxonomy-eligible but not taxonomy-aligned economic activities – Financial guarantees Turnover KPIs

Rows	Economic activities as of Dec 31, 2024	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	95	0.3	95	0.3	0	0.0
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	20	0.1	20	0.1	0	0.0
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	4	0.0	4	0.0	0	0.0
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	588	1.8	532	1.6	56	0.2
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	707	2.2	652	2.0	56	0.2

Rows	Economic activities as of Dec 31, 2023	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	63	7.4	63	7.6	0	0.0
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	6	0.7	6	0.7	0	0.0
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	8	0.9	8	0.9	0	0.0
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	772	91.1	751	91.1	21	100.0
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	849	100.0	828	100.0	21	100.0

Taxonomy-eligible but not taxonomy-aligned economic activities – Financial guarantees CapEx KPIs

Rows	Economic activities as of Dec 31, 2024	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	53	0.2	53	0.2	0	0.0
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	65	0.2	65	0.2	0	0.0
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	7	0.0	7	0.0	0	0.0
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	700	2.1	633	1.9	67	0.2
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	825	2.5	758	2.3	67	0.2

Rows	Economic activities as of Dec 31, 2023	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	14	1.3	14	1.3	0	0.0
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	50	4.7	50	4.7	0	0.0
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	9	0.8	9	0.8	0	0.0
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0	0	0.0	0	0.0
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	991	93.2	979	93.1	12	100.0
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	1,064	100.0	1,052	100.0	12	100.0

Taxonomy-eligible but not taxonomy-aligned economic activities - Assets under Management (AuM) Turnover KPIs

Rows	Economic activities as of Dec 31, 2024	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	6	0.0	6	0.0	0	0.0
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	73	0.0	73	0.0	0	0.0
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1,165	0.1	1,165	0.1	0	0.0
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	555	0.1	548	0.1	7	0.0
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	191	0.0	191	0.0	0	0.0
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	68,980	5.7	65,505	5.4	3,050	0.3
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	70,971	5.9	67,489	5.6	3,056	0.3

685

Deutsche Bank
Annual Report 2024

Taxonomy-eligible but not taxonomy-aligned economic activities - Assets under Management (AuM) CapEx KPIs

Rows	Economic activities as of Dec 31, 2024	Amount and proportion (the information is to be presented in monetary amounts and as percentages)
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0	0	0.0	0	0.0
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0	1	0.0	0	0.0
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	20	0.0	20	0.0	0	0.0
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	758	0.1	757	0.1	11	0.0
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	959	0.1	959	0.1	0	0.0
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	351	0.0	351	0.0	0	0.0
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	73,121	6.1	71,159	5.9	1,952	0.2
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	75,209	6.2	73,246	6.1	1,963	0.2

Taxonomy non-eligible economic activities – Turnover KPIs

Rows	Economic activities as of Dec 31, 2024	Amount	%
1	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
2	Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
3	Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	3	0.0
4	Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
5	Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
6	Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
7	Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	442,080	71.8
8	Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI’	442,083	71.8

Rows	Economic activities as of Dec 31, 2023	Amount	%
1	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
2	Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
3	Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
4	Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
5	Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
6	Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
7	Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	408,428	70.3
8	Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI’	408,428	70.3

Taxonomy non-eligible economic activities – CapEx KPIs

Rows	Economic activities as of Dec 31, 2024	Amount	%
1	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
2	Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
3	Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	5	0.0
4	Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
5	Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
6	Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
7	Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	440,503	71.6
8	Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI’	440,509	71.6

Rows	Economic activities as of Dec 31, 2023	Amount	%
1	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
2	Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
3	Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
4	Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
5	Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
6	Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
7	Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	406,657	70.0
8	Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI’	406,657	70.0

Taxonomy non-eligible economic activities – Financial guarantees Turnover KPIs

Rows	Economic activities as of Dec 31, 2024	Amount	%
1	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
2	Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
3	Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	7	0.0
4	Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
5	Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
6	Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
7	Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	31,282	95.4
8	Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI’	31,289	95.5

686

Deutsche Bank
Annual Report 2024

Rows	Economic activities as of Dec 31, 2023	Amount	%
1	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
2	Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
3	Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
4	Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
5	Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
6	Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
7	Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	54	100.0
8	Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI’	54	100.0

Taxonomy non-eligible economic activities – Financial guarantees CapEx KPIs

Rows	Economic activities as of Dec 31, 2024	Amount	%
1	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
2	Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	9	0.0
3	Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	6	0.0
4	Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
5	Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
6	Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
7	Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	30,897	94.3
8	Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI’	30,912	94.3

Rows	Economic activities as of Dec 31, 2023	Amount	%
1	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
2	Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
3	Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
4	Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
5	Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
6	Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
7	Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	54	100.0
8	Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI’	54	100.0

Taxonomy non-eligible economic activities - Assets under Management (AuM) Turnover KPIs

Rows	Economic activities as of Dec 31, 2024	Amount	.
1	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	13	0.0
2	Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	151	0.0
3	Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	117	0.0
4	Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	10	0.0
5	Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	118	0.0
6	Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	18	0.0
7	Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	429,347	35.6
8	Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI’	429,774	35.6

Taxonomy non-eligible economic activities - Assets under Management (AuM) CapEx KPIs

Rows	Economic activities as of Dec 31, 2024	Amount	%
1	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0
2	Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	153	0.0
3	Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	92	0.0
4	Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	8	0.0
5	Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	119	0.0
6	Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0
7	Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	418,407	34.7
8	Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI’	418,780	34.7

687

Deutsche Bank
Annual Report 2024

6-Supplementary Information (Unaudited)

695	Non-GAAP financial measures
702	Declaration of Backing
703	Group Five-Year Record
704	Imprint/Publications

688

Deutsche Bank
Annual Report 2024

Non-GAAP financial measures

This document and other documents the Group has published or may publish contain Non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Return on Equity Ratios

The Group reports a post-tax return on average shareholders’ equity and a post-tax return on average tangible shareholders’ equity, each of which is a Non-GAAP financial measure.

The post-tax returns on average shareholders’ equity and average tangible shareholders' equity are calculated as profit (loss) attributable to Deutsche Bank shareholders after profit (loss) attributable to additional equity components (AT1 coupon) as a percentage of average shareholders’ equity and average tangible shareholders' equity, respectively.

Profit (loss) attributable to Deutsche Bank shareholders after profit (loss) attributable to additional equity components (AT1 coupon) for the segments is a Non-GAAP financial measure and is defined as profit (loss) excluding post-tax profit (loss) attributable to noncontrolling interests and after profit (loss) attributable to additional equity components (AT1 coupon), which are allocated to segments based on their allocated average tangible shareholders’ equity. For the Group, it reflects the reported effective tax rate, which was 34% for the full year 2024, 14% for 2023 and (1)% for 2022. For the segments, the applied tax rate was 28% for all report periods in 2024, 2023 and 2022.

At the Group level, tangible shareholders' equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders’ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis.

The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.

The reconciliation of the aforementioned ratios is set forth in the table below:

	2024
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Profit (loss) before tax	2,075	3,343	1,231	632	(1,989)	5,291
Profit (loss)	1,494	2,407	886	455	(1,737)	3,505
Profit (loss) attributable to noncontrolling interests	0	0	0	0	139	139
Profit (loss) attributable to DB shareholders and additional equity components	1,494	2,407	886	455	(1,876)	3,366
Profit (loss) attributable to additional equity components	125	264	159	27	93	668
Profit (loss) attributable to Deutsche Bank shareholders	1,369	2,143	727	428	(1,969)	2,698

Average allocated shareholders' equity[1]	11,682	23,672	13,990	5,329	10,089	64,763
Deduct: Average allocated goodwill and other intangible assets[1,2]	776	804	101	2,957	2,112	6,750
Average allocated tangible shareholders' equity[1]	10,906	22,868	13,889	2,372	7,977	58,013
Post-tax return on average shareholders’ equity[1]	11.7%	9.1%	5.2%	8.0%	N/M	4.2%
Post-tax return on average tangible shareholders’ equity[1]	12.6%	9.4%	5.2%	18.0%	N/M	4.7%

N/M – Not meaningful

1 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information please refer to section “Note 4 - Business segments and related information” of this report

2 Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018

689

Deutsche Bank
Annual Report 2024

	2023
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Profit (loss) before tax	2,804	1,879	1,058	396	(459)	5,678
Profit (loss)	2,019	1,353	761	285	473	4,892
Profit (loss) attributable to noncontrolling interests	0	0	0	0	119	119
Profit (loss) attributable to DB shareholders and additional equity components	2,019	1,353	761	285	353	4,772
Profit (loss) attributable to additional equity components	107	226	123	22	83	560
Profit (loss) attributable to Deutsche Bank shareholders	1,912	1,127	639	264	271	4,212

Average allocated shareholders' equity[1]	11,547	23,544	13,219	5,157	9,543	63,011
Deduct: Average allocated goodwill and other intangible assets[1,2]	812	736	826	2,959	1,101	6,434
Average allocated tangible shareholders' equity[1]	10,735	22,808	12,393	2,199	8,443	56,577
Post-tax return on average shareholders’ equity[1]	16.6%	4.8%	4.8%	5.1%	N/M	6.7%
Post-tax return on average tangible shareholders’ equity[1]	17.8%	4.9%	5.2%	12.0%	N/M	7.4%

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information please refer to section “Note 4 - Business segments and related information” of this report

2 Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018

	2022
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Profit (loss) before tax	1,816	3,228	1,705	585	(1,739)	5,594
Profit (loss)	1,307	2,324	1,228	421	379	5,659
Profit (loss) attributable to noncontrolling interests	0	0	0	0	134	134
Profit (loss) attributable to DB shareholders and additional equity components	1,307	2,324	1,228	421	245	5,525
Profit (loss) attributable to additional equity components	104	234	115	22	26	500
Profit (loss) attributable to Deutsche Bank shareholders	1,203	2,090	1,112	399	219	5,025

Average allocated shareholders' equity[1]	11,668	22,478	12,945	5,437	7,465	59,994
Deduct: Average allocated goodwill and other intangible assets[1,2]	779	681	850	3,093	925	6,328
Average allocated tangible shareholders' equity[1]	10,889	21,797	12,095	2,344	6,540	53,666
Post-tax return on average shareholders’ equity[1]	10.3%	9.3%	8.6%	7.3%	N/M	8.4%
Post-tax return on average tangible shareholders’ equity[1]	11.1%	9.6%	9.2%	17.0%	N/M	9.4%

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information please refer to section “Note 4 - Business segments and related information” of this report

2 Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018

690

Deutsche Bank
Annual Report 2024

Revenues excluding specific items

Revenues excluding specific items is a performance indicator that is a Non-GAAP financial measure most directly comparable to the IFRS financial measure net revenues. Revenues excluding specific items is calculated by adjusting net revenues under IFRS for specific revenue items which generally fall outside the usual nature or scope of the business and are likely to distort an accurate assessment of the divisional operating performance. Excluded items are Debt Valuation Adjustment (DVA) and material transactions or events that are either one-off in nature or belong to a portfolio of connected transactions or events where the P&L impact is limited to a specific period of time. The Group believes that a presentation of net revenues excluding the impact of these items provides a more meaningful depiction of the revenues associated with the business.

	2024
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total consolidated
Revenues	7,506	10,558	9,386	2,649	(6)	30,092
DVA	0	30	0	0	6	37
Sal. Oppenheim workout - International Private Bank	0	0	0	0	0	0
Gain on sale Financial Advisors business Italy – International Private Bank	0	0	0	0	0	0
Total Specific revenue items	0	30	0	0	6	37
Revenues excluding specific items	7,506	10,588	9,386	2,649	0	30,129

	2023
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total consolidated
Revenues	7,718	9,160	9,571	2,383	47	28,879
DVA	0	47	0	0	(5)	42
Sal. Oppenheim workout - International Private Bank	0	0	0	0	0	0
Gain on sale Financial Advisors business Italy – International Private Bank	0	0	0	0	0	0
Total Specific revenue items	0	47	0	0	(5)	42
Revenues excluding specific items	7,718	9,207	9,571	2,383	43	28,921

Prior year’s comparatives aligned to presentation in the current year

	2022
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total consolidated
Revenues	6,337	10,016	9,152	2,608	(902)	27,210
DVA	0	(49)	0	0	6	(43)
Sal. Oppenheim workout - International Private Bank	0	0	(125)	0	0	(125)
Gain on sale Financial Advisors business Italy – International Private Bank[1]	0	0	(305)	0	0	(305)
Total Specific revenue items	0	(49)	(430)	0	6	(473)
Revenues excluding specific items	6,337	9,968	8,721	2,608	(897)	26,737

Prior year’s comparatives aligned to presentation in the current year

1 Gain on sale of € 312 million, net of transaction-related fees of € 6 million

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Deutsche Bank
Annual Report 2024

Net interest income in the key banking book segments

Net interest income in the key banking book segments is a Non-GAAP financial measure for which the most directly comparable IFRS financial measure is net interest income. Key banking book segments are defined as the Group’s business segments for which net interest income from banking book activities represent a material part of the overall revenue. Net interest income in the key banking book segments is calculated as the Group’s total net interest income excluding other funding effects (e.g., centrally held funding costs) and impacts driven by accounting asymmetry in the recognition of the Group’s trading book and related hedging activities. The Group believes that a presentation of net interest income in the key banking book segments provides a more meaningful depiction of the net interest income associated with the Group’s operating businesses.

The following table provides a reconciliation of the Group’s net interest income to the net interest income in the key banking book segments.

in € m. (unless stated otherwise)	2024	2023	2022

Group
Net interest income	13,065	13,602	13,650
Key banking book segments and other funding effects[1]	13,255	13,138	10,962
Key banking book segments	13,471	13,875	11,455
Other funding effects[1]	(216)	(737)	(493)
Accounting asymmetry driven[2]	(190)	464	2,688
Average interest earning assets[3] (in € bn)	996	971	983
Net interest margin[4]	1.3%	1.4%	1.4%

Key banking book segments
Corporate Bank
Net interest income	4,960	5,115	3,628
Average interest earning assets[3] (in € bn)	126	125	133
Net interest margin[4]	3.9%	4.1%	2.7%

Investment Bank Fixed Income and Currencies: Financing
Net interest income	2,724	2,604	2,606
Average interest earning assets[3] (in € bn)	96	93	94
Net interest margin[4]	2.8%	2.8%	2.8%

Private Bank
Net interest income	5,786	6,156	5,222
Average interest earning assets[3] (in € bn)	262	265	266
Net interest margin[4]	2.2%	2.3%	2.0%

Total Key banking book segments
Net interest income	13,471	13,875	11,455
Average interest earning assets[3] (in € bn)	484	483	492
Net interest margin[4]	2.8%	2.9%	2.3%

1 Other funding effects represents banking book net interest income arising primarily from Treasury funding activities that are not allocated to the key banking book segments but are allocated to other segments or held centrally in Corporate & Other

2 Accounting asymmetry in the recognition of the Group’s trading book and related hedging activities primarily arises from funding costs associated with trading book positions where the funding cost is reported in net interest income but is offset by revenues on the underlying positions recorded in noninterest income. Conversely, it can also arise from the use of fair valued instruments to hedge key banking book segments positions where the cost or income of the underlying position is recorded as interest income, but the hedge impact is recorded as a noninterest income. These effects from trading book and related hedge activities primarily occur in the Investment Bank (ex FIC Financing), Asset Management and Corporate & Other including Treasury other than held in the key banking book segments

3 Interest earning assets are financial instruments or investments that generate interest income in the form of interest payments. Interest earnings assets are averaged on a monthly basis and across quarters and for the full year

4 For the Group and the segments, net interest income (before provision for credit losses) as a percentage of average total interest earnings assets. Net interest margins per segment are based on their contribution to the Group results

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Deutsche Bank
Annual Report 2024

Adjusted costs/nonoperating costs

Adjusted costs is one of the Group’s key performance indicators and is a Non-GAAP financial measure for which the most directly comparable IFRS financial measure is noninterest expenses. Adjusted costs is calculated by deducting (i) impairment of goodwill and other intangible assets, (ii) net litigation charges and (iii) restructuring and severance (in total referred to as nonoperating costs) from noninterest expenses under IFRS. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with the operating businesses.

	2024
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total consolidated
Noninterest expenses	5,084	6,661	7,304	1,823	2,099	22,971
Nonoperating costs:
Impairment of goodwill and other intangible assets	0	0	0	0	0	0
Litigation charges, net	376	126	28	13	1,491	2,035
Restructuring and severance	103	101	301	24	1	529
Total nonoperating costs	479	227	330	37	1,491	2,564
Adjusted costs	4,605	6,434	6,974	1,786	608	20,407

	2023
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total consolidated
Noninterest expenses	4,648	6,847	7,730	1,825	646	21,695
Nonoperating costs:
Impairment of goodwill and other intangible assets	0	233	0	0	0	233
Litigation charges, net	53	147	123	26	(37)	311
Restructuring and severance	76	87	346	34	23	566
Total nonoperating costs	129	468	468	59	(14)	1,110
Adjusted costs	4,519	6,379	7,261	1,765	661	20,585

Prior year’s comparatives aligned to presentation in the current year

	2022
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total consolidated
Noninterest expenses	4,187	6,455	6,863	1,850	1,035	20,390
Nonoperating costs:
Impairment of goodwill and other intangible assets	0	0	0	68	0	68
Litigation charges, net	23	166	(60)	24	261	413
Restructuring and severance	(7)	43	(87)	37	6	(8)
Total nonoperating costs	16	209	(147)	129	267	474
Adjusted costs	4,170	6,246	7,011	1,722	767	19,916

Prior year’s comparatives aligned to presentation in the current year

Revenues and costs on a currency adjusted basis

Revenues and costs on a currency-adjusted basis are calculated by translating prior-period revenues or costs that were generated or incurred in non-euro currencies into euros at the foreign exchange rates that prevailed during the current year period. These adjusted figures, and period-to-period percentage changes based thereon, are intended to provide information on the development of underlying business volumes and costs.

693

Deutsche Bank
Annual Report 2024

Net assets (adjusted)

Net assets (adjusted) are defined as IFRS Total assets adjusted to reflect the recognition of legal netting agreements, offsetting of cash collateral received and paid and offsetting pending settlements balances. The Group believes that a presentation of net assets (adjusted) makes comparisons to its competitors easier.

in € m. (unless stated otherwise)	2024	2023	2022
Total assets	1,387	1,312	1,337
Deduct: Derivatives (incl. hedging derivatives) credit line netting	230	196	228
Deduct: Derivatives cash collateral received/paid	59	56	70
Deduct: Securities Financing Transactions credit line netting	2	2	2
Deduct: Pending settlements netting	13	29	17
Net assets (adjusted)	1,083	1,029	1,019

Book Value and Tangible Book Value per Basic Share Outstanding

Book value per basic share outstanding and tangible book value per basic share outstanding are Non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible Book Value

in € m.				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
(unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Total shareholders’ equity (Book value)	66,276	64,486	61,959	1,790	3	2,527	4
Goodwill and other intangible assets[1]	(6,962)	(6,573)	(6,327)	(389)	6	(246)	4
Tangible shareholders’ equity (Tangible book value)	59,314	57,913	55,632	1,401	2	2,281	4

1 Excludes Goodwill and other intangible assets attributable to partial sale of DWS

Basic Shares Outstanding

in € m.				2024 increase (decrease) from 2023		2023 increase (decrease) from 2022
(unless stated otherwise)	2024	2023	2022	in € m.	in %	in € m.	in %
Number of shares	1,994.7	2,040.2	2,066.8	(45.5)	(2.2)	(26.5)	(1.3)
Shares outstanding:
Treasury shares	(49.6)	(48.2)	(28.9)	(1.4)	2.9	(19.3)	66.6
Vested share awards	38.5	46.3	45.6	(7.8)	(16.9)	0.8	1.7
Basic shares outstanding	1,983.6	2,038.4	2,083.4	(54.8)	(2.7)	(45.0)	(2.2)

Book value per basic share outstanding in €	33.41	31.64	29.74	1.77	5.6	1.90	6.4
Tangible book value per basic share outstanding in €	29.90	28.41	26.70	1.49	5.2	1.71	6.4

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Deutsche Bank
Annual Report 2024

CRR/CRD Regulatory measures

The Group’s regulatory assets, exposures, risk-weighted assets, capital and ratios are calculated for regulatory purposes and are set forth throughout this document under the CRR/CRD as currently applicable.

For the comparative periods until year end 2021 certain figures are based on the CRR definition of own fund instruments (applicable for Additional Tier 1 (AT1) capital and Tier 2 capital and figures based thereon, including Tier 1, Total Capital and Leverage Ratio) are presented on a “fully loaded” basis. Such fully loaded figures are calculated excluding the transitional arrangements for own fund instruments as provided in the currently applicable CRR/CRD. Deutsche Bank had immaterial amounts of such instruments outstanding at year end 2022 and 2023. Measures calculated pursuant to the Group’s fully loaded methodology are non-GAAP financial measures.

Starting with the third quarter 2024, Deutsche Bank adopted the transitional arrangements in relation to the temporary treatment of unrealized gains and losses measured at fair value through OCI in accordance with Article 468 CRR. As per CRR the transitional rule as per Article 468 CRR applies until year-end 2025. The impact of this implementation is presented in section “Key risk metrics”.

695

Deutsche Bank
Annual Report 2024

Declaration of Backing

Deutsche Bank AG ensures, except in the case of political risk, that the following subsidiaries are able to meet their contractual liabilities:

D B Investments (GB) Limited, London	Deutsche Holdings (Grand Duchy), Luxembourg

DB International (Asia) Limited, Singapore

Deutsche Australia Limited, Sydney

DEUTSCHE BANK A.., Istanbul

Deutsche Bank Americas Holding Corp., Wilmington

Deutsche Bank (China) Co., Ltd., Beijing

Deutsche Bank Europe GmbH, Frankfurt am Main

Deutsche Bank Luxembourg S.A., Luxembourg

Deutsche Bank (Malaysia) Berhad, Kuala Lumpur

Deutsche Bank Polska Spóka Akcyjna, Warsaw

Deutsche Bank S.A. – Banco Alemão, São Paulo

Deutsche Bank, Sociedad Anónima Española, Madrid

Deutsche Bank Società per Azioni, Milan

Deutsche Bank (Suisse) SA, Geneva

Deutsche Bank Trust Company Americas, New York

Deutsche Immobilien Leasing GmbH, Düsseldorf

Deutsche Morgan Grenfell Group Limited i. L., London

Deutsche Securities, S.A. de C.V., Casa de Bolsa, Mexico

Deutsche Securities Inc., Tokyo

Deutsche Securities Asia Limited, Hong Kong

Deutsche Securities Saudi Arabia (a closed joint stock company), Riyadh norisbank GmbH, Bonn

Joint Stock Company Deutsche Bank DBU, Kiev

OOO “Deutsche Bank”, Moscow

Deutsche Oppenheim Family Office AG, Cologne

BHW Bausparkasse Aktiengesellschaft, Hameln

PB Factoring GmbH, Bonn

696

Deutsche Bank
Annual Report 2024

Group Five-Year Record

in € m.	2024	2023	2022	2021	2020
Net interest income	13,065	13,602	13,650	11,155	11,526
Provision for credit losses	1,830	1,505	1,226	515	1,792
Net interest income after provision for credit losses	11,235	12,097	12,425	10,640	9,734
Net commissions and fee income	10,372	9,206	9,838	10,934	9,424
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,987	4,947	2,999	3,045	2,465
Other noninterest income (loss)	668	1,125	723	277	614
Total net revenues	30,092	28,879	27,210	25,410	24,028
Compensation and benefits	11,731	11,131	10,712	10,418	10,471
General and administrative expenses	11,243	10,112	9,728	10,821	10,259
Policyholder benefits and claims	0	0	0	0	0
Impairment of goodwill and other intangible assets	0	233	68	5	0
Restructuring activities	(3)	220	(118)	261	485
Total noninterest expenses	22,971	21,695	20,390	21,505	21,216
Income (loss) before income taxes	5,291	5,678	5,594	3,390	1,021
Income tax expense	1,786	787	(64)	880	397
Net income (loss)	3,505	4,892	5,659	2,510	624
Net income attributable to noncontrolling interests	139	119	134	144	129
Net income (loss) attributable to Deutsche Bank shareholders and additional equity components	3,366	4,772	5,525	2,365	495

in € (unless stated otherwise)
Basic earnings per share[1]	1.40	2.07	2.42	0.96	0.07
Diluted earnings per share[2]	1.37	2.03	2.37	0.93	0.07
Dividends paid per share[3]	0.45	0.30	0.20	0.00	0.00
Dividends paid per share in U.S.$[4]	0.49	0.32	0.21	0.00	0.00

1 Basic earnings per share for each period are calculated by dividing net income attributable to Deutsche Bank shareholders by the average number of common shares outstanding; earnings were adjusted by € 574 million, € 498 million, € 479 million, € 363 million and € 349 million before tax for the coupons paid on Additional Tier 1 Notes in April 2024, May 2023, May 2022, April 2021 and April 2020 respectively

2 Diluted earnings per share for each period are calculated by dividing net income attributable to Deutsche Bank shareholders by the average number of common shares outstanding, both after assumed conversions; earnings were adjusted by € 574 million, € 498 million, € 479 million, € 363 million and € 349 million before tax for the coupons paid on Additional Tier 1 Notes in April 2024, May 2023, May 2022, April 2021 and April 2020 respectively

3 Dividends declared and paid in the year

4 Dividends declared and paid in U.S.$ were translated from € into U.S.$ based on the exchange rates as of the respective payment days

in € m.	2024	2023	2022	2021	2020
Total assets	1,387,177	1,312,331	1,336,788	1,323,993	1,325,259
Loans at amortized cost	478,921	473,705	483,700	471,319	426,995
Deposits	666,261	622,035	621,456	603,750	568,031
Long-term debt	114,899	119,390	131,525	144,485	149,163
Common shares	5,106	5,223	5,291	5,291	5,291
Total shareholders’ equity	66,276	64,486	61,959	58,027	54,786
Common Equity Tier 1 capital (CRR/CRD 4 reported/ phase-in)[1]	49,457	48,066	48,097	46,506	44,885
Common Equity Tier 1 capital (CRR/CRD 4 fully loaded)[1,2]	N/A	N/A	N/A	46,506	44,885
Tier 1 capital (CRR/CRD 4 reported/phase-in)[1]	60,835	56,395	56,616	55,375	51,734
Tier 1 capital (CRR/CRD 4 fully loaded)[1,2]	N/A	N/A	N/A	54,775	50,634
Total regulatory capital (CRR/CRD 4 reported/phase-in)[1]	68,511	65,005	66,146	62,732	58,677
Total regulatory capital (CRR/CRD 4 fully loaded)[1,2]	N/A	N/A	N/A	62,102	57,257

N/A – not applicable

1 Figures presented based on the transitional rules (“CRR/CRD 4”) and the full application (“CRR/CRD 4 fully loaded”) of the CRR/CRD 4 framework

2 Starting with the first quarter of 2022, information is presented as reported as the fully loaded definition has been eliminated as resulting only in an immaterial difference; comparative information for earlier periods is unchanged and based on Deutsche Bank’s earlier fully loaded definition; starting with the third quarter 2024, Deutsche Bank adopted the transitional arrangements in relation to the temporary treatment of unrealized gains and losses measured at fair value through OCI in accordance with Article 468 CRR, as per CRR the transitional rule as per Article 468 CRR applies until year-end 2025

Due to rounding, numbers presented throughout this document may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures

697

Deutsche Bank
Annual Report 2024

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